As filed with the U.S. Securities and Exchange Commission on July 3, 2025
File No. 333-
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM S-4
REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933
HOMESTREET, INC.
(Exact Name of Registrant as Specified in its Charter)

Washington (State or Other Jurisdiction of Incorporation or Organization)	6022 (Primary Standard Industrial Classification Code Number)	91-0186600 (IRS Employer Identification Number)

601 Union, Ste. 2000
Seattle, WA 98101
(206) 623-3050
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)
Godfrey B. Evans
Executive Vice President, General Counsel
HomeStreet, Inc.
601 Union, Ste. 2000
Seattle, WA 98101
(206) 623-3050
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)
Copies to:

H. Rodgin Cohen Mitchell S. Eitel Sullivan & Cromwell LLP 125 Broad Street New York, New York 10004 (212) 558-4000	Glenn Shrader Executive Vice President, General Counsel Mechanics Bank 1111 Civic Drive, Suite 390 Walnut Creek, CA 94596	Jacob A. Kling Eric M. Feinstein Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, New York 10019 (212) 403-1000

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this Registration Statement is declared effective and upon completion of the merger described herein.
If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box:  ☐
If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☒
Non-accelerated filer	☐	Smaller reporting company	☒
Emerging Growth Company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐
If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:
Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)  ☐
Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)  ☐
THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

The information contained herein is not complete and may be changed. A registration statement relating to the securities described in this proxy statement/prospectus/consent solicitation statement has been filed with the U.S. Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This document shall not constitute an offer to sell or the solicitation of offers to buy nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale is not permitted or would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.
PRELIMINARY—SUBJECT TO COMPLETION—DATED JULY 3, 2025

MERGER PROPOSED—YOUR VOTE IS VERY IMPORTANT
To the Shareholders of HomeStreet, Inc.:
On behalf of the board of directors of HomeStreet, Inc. (“HomeStreet”), we are pleased to enclose the accompanying proxy statement/prospectus/consent solicitation statement relating to, among other matters, the proposed combination of Mechanics Bank, a California banking corporation (“Mechanics”), and HomeStreet. We are requesting that you take certain actions as a holder of HomeStreet common stock.
On March 28, 2025, HomeStreet, HomeStreet Bank, a Washington state-chartered commercial bank and wholly owned subsidiary of HomeStreet (“HomeStreet Bank”), and Mechanics entered into an Agreement and Plan of Merger (as may be amended, modified or supplemented from time to time in accordance with its terms, the “merger agreement”) providing for an all-stock business combination between HomeStreet and Mechanics. On the terms and subject to the conditions set forth in the merger agreement, HomeStreet Bank will merge with and into Mechanics (the “merger”), with Mechanics surviving the merger and becoming a wholly owned subsidiary of HomeStreet (HomeStreet, as the resulting holding company of Mechanics following the merger, the “combined company”). In connection with the merger, HomeStreet will be renamed “Mechanics Bancorp”. Following the consummation of the merger, HomeStreet will remain a publicly traded company.
Upon the terms and subject to the conditions set forth in the merger agreement, at the effective time of the merger (the “effective time”) each share of common stock, par value $50 per share, of Mechanics designated as voting common stock (the “Mechanics voting common stock”) issued and outstanding immediately prior to the effective time, subject to certain exceptions, will be converted into the right to receive 3,301.0920 shares (the “Class A exchange ratio”) of Class A common stock, no par value, of the combined company (the “Class A common stock”). All existing shares of HomeStreet common stock currently authorized and held by HomeStreet shareholders (the “HomeStreet common stock”) will be redesignated as Class A common stock at the effective time pursuant to the amended and restated articles of incorporation of the combined company (the “articles amendment”) that will be adopted in connection with the merger. Further, upon the terms and subject to the conditions set forth in the merger agreement, at the effective time each share of common stock, par value $50 per share, of Mechanics designated as non-voting common stock (the “Mechanics non-voting common stock”, and together with the Mechanics voting common stock, the “Mechanics common stock”) issued and outstanding immediately prior to the effective time will be converted into the right to receive 330.1092 shares (the “Class B exchange ratio”, and together with the Class A exchange ratio, the “exchange ratios”) of Class B common stock, no par value, of the combined company (the “Class B common stock,” and together with the Class A common stock, the “combined company common stock”), which will be newly created pursuant to the articles amendment.
HomeStreet common stock is traded on the Nasdaq Stock Market (“Nasdaq”) under the symbol “HMST.” The closing price of HomeStreet common stock on Nasdaq on March 28, 2025, the last trading day before the public announcement of the merger, was $9.30 per share. The closing price of HomeStreet common stock on the Nasdaq on [ ], 2025, the last practicable trading day before the printing date of this proxy statement/prospectus/consent solicitation statement, was $[ ] per share. Based on a negotiated valuation of (a) $300 million for HomeStreet and (b) $3.3 billion for Mechanics that was agreed in connection with the merger, the implied value of the merger consideration payable for each share of existing HomeStreet common stock on March 28, 2025 was $15.53, which is based on the number of shares outstanding as of December 31, 2024, shares issued from December 31, 2024 through January 14, 2025, and unvested RSUs / PSUs as of January 10, 2025. Mechanics common stock is privately held. We urge you to obtain current market quotations for existing HomeStreet common stock.
Immediately following the completion of the merger, HomeStreet shareholders will continue to own their shares of HomeStreet common stock, which will be redesignated as Class A common stock.
We expect the merger to qualify as a “reorganization” within the meaning of Section 368(a) of the Code. Accordingly, Mechanics shareholders generally will not recognize any gain or loss for U.S. federal income tax purposes on the exchange of shares of Mechanics common stock for combined company common stock in the merger, except with respect to any cash received by Mechanics shareholders in lieu of fractional shares of combined company common stock.

Based on the total number of shares of Mechanics outstanding as of July 1, 2025, the total number of shares of new HomeStreet common stock expected to be issued to Mechanics shareholders in respect of their Mechanics common stock in connection with the merger is approximately 202 million shares. It is expected that Mechanics shareholders as of immediately prior to the merger, as a group, will own approximately 91.7% of the outstanding shares of the combined company on an economic basis and 91.3% of the voting power of the combined company, and HomeStreet shareholders as of immediately prior to the merger, as a group, will own approximately 8.3% of the outstanding shares of the combined company on an economic basis and 8.7% of the voting power of the combined company.
On March 28, 2025, shortly following the execution of the merger agreement, HomeStreet entered into voting and support agreements (the “key shareholder voting agreements”) with EB Acquisition Company LLC, EB Acquisition Company II LLC, Ford Financial Fund II, L.P. and Ford Financial III, L.P. (collectively, the “Ford Entities”) and Rabobank International Holding B.V. (“Rabobank”), respectively, which require the Ford Entities and Rabobank to, among other obligations, deliver written consents promptly after the effectiveness of this registration statement (and in any event within five (5) business days) in favor of a proposal to approve the merger agreement and the transactions contemplated thereby, including the merger, and the principal terms thereof (the “Mechanics merger proposal”) with respect to all of their shares of Mechanics common stock entitled to vote thereon. Accordingly, the holders of approximately 95.9% of the voting power of Mechanics common stock as of July 1, 2025 have agreed to approve the Mechanics merger proposal.
HomeStreet will hold a virtual special meeting of its shareholders (the “HomeStreet special meeting”) to consider and vote to approve:
•
the issuance of new HomeStreet common stock required in connection with the merger, which will represent (i) more than 20% of the shares of existing HomeStreet common stock outstanding immediately prior to the merger and (ii) a change of control pursuant to applicable exchange listing rules (the “share issuance,” and such proposal, the “HomeStreet share issuance proposal”);

•
the amendment of HomeStreet’s articles of incorporation, in the form attached as Annex B to the proxy statement/prospectus/consent solicitation statement, required in connection with the merger agreement, to, among other things (i) change the name of HomeStreet from “HomeStreet, Inc.” to “Mechanics Bancorp”, (ii) increase the number of authorized shares of HomeStreet common stock from 160,000,000 to 1,900,000,000 and HomeStreet preferred stock from 10,000 to 120,000 and (iii) authorize the issuance of two (2) classes of HomeStreet common stock, 1,897,500,000 shares of which will be designated Class A common stock, no par value, and 2,500,000 shares of which will be designated Class B common stock, no par value (the “HomeStreet articles amendment proposal”);

•	the adoption of the HomeStreet 2025 Equity Incentive Plan (the “HomeStreet new equity incentive plan proposal”);
•
on an advisory (non-binding) basis, the merger-related compensation payments that will or may be paid to the named executive officers of HomeStreet in connection with the transactions contemplated by the merger agreement, which we refer to as the “HomeStreet merger-related compensation proposal”; and

•
if there are insufficient votes at the time of the HomeStreet special meeting to approve the HomeStreet share issuance proposal or the HomeStreet articles amendment proposal, a proposal to adjourn the special meeting to solicit additional proxies (the “HomeStreet adjournment proposal”).

Each of HomeStreet’s and Mechanics’ respective board of directors has unanimously approved the merger agreement and the transactions contemplated thereby, including the merger. Additional information about merger agreement and the transactions contemplated thereby, including the merger, is contained in the accompanying proxy statement/prospectus/consent solicitation statement. In particular, see the section entitled “Risk Factors” beginning on page 29. We urge you to read the accompanying proxy statement/prospectus/consent solicitation statement carefully and in its entirety.
Your vote is important. HomeStreet and Mechanics cannot complete the merger unless HomeStreet shareholders approve the HomeStreet articles amendment proposal and the HomeStreet share issuance proposal. The failure of any shareholder to vote on the HomeStreet articles amendment proposal will have the same effect as a vote against approving the HomeStreet articles amendment proposal. Accordingly, whether or not you plan to virtually attend the HomeStreet special meeting, you are requested to promptly vote your shares by proxy electronically via the Internet, by telephone or by sending in the appropriate paper proxy card as instructed in these materials.
The special meeting of HomeStreet shareholders will be held virtually on [ ], 2025 at [ ], Pacific Time at [ ].

The HomeStreet board of directors has unanimously determined that the merger agreement and the transactions contemplated thereby are consistent with, and will further, the business strategies of HomeStreet and are fair and in the best interests of HomeStreet and its shareholders and has declared it advisable for HomeStreet to enter into the merger agreement, and unanimously authorized, adopted and approved the articles amendment, the share issuance, the key shareholder voting agreements and the other transactions contemplated by the merger agreement, and unanimously recommends that HomeStreet shareholders vote: “FOR” the HomeStreet articles amendment proposal; “FOR” the HomeStreet share issuance proposal; “FOR” the HomeStreet new equity incentive plan proposal; “FOR” the HomeStreet merger-related compensation proposal; and “FOR” the HomeStreet adjournment proposal.
The accompanying proxy statement/prospectus/consent solicitation statement provides you with detailed information about the HomeStreet special meeting, the merger agreement and the transactions contemplated thereby, including the merger. Please carefully read this entire proxy statement/prospectus/consent solicitation statement. In particular, you should carefully read the information under the section entitled “Risk Factors” beginning on page 29. You can also obtain information about HomeStreet from documents that have been filed with the U.S. Securities and Exchange Commission that are incorporated by reference to the accompanying proxy statement/prospectus/consent solicitation statement.
On behalf of HomeStreet, thank you for your prompt attention to this important matter.

Sincerely,

Mark K. Mason
Chairman, Chief Executive Officer and President
HomeStreet, Inc.

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued in connection with the merger or determined if this document is accurate or complete. Any representation to the contrary is a criminal offense.
The securities to be issued in the merger are not savings or deposit accounts or other obligations of any bank or non-bank subsidiary of either HomeStreet or Mechanics, and they are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.
The accompanying proxy statement/prospectus/consent solicitation statement is dated [ ], 2025, and is first being mailed to HomeStreet shareholders on or about [ ], 2025.

NOTICE OF THE HOMESTREET SPECIAL MEETING
TO BE HELD ON [ ], 2025, [ ] A.M., PACIFIC TIME
VIRTUAL MEETING ONLY – NO PHYSICAL MEETING LOCATION
To the Shareholders of HomeStreet, Inc.:
We are pleased to invite you to a special meeting of shareholders, which we refer to as the HomeStreet special meeting, of HomeStreet, Inc. (which we refer to as “HomeStreet” and references to “we,” “us,” and “our” for purposes of this notice refer to HomeStreet), to be held via webcast at [ ] on [ ], 2025 at [ ] Pacific Time, for the following purposes:
1.
To consider and vote on proposal to approve the amendment of HomeStreet’s articles of incorporation, in the form attached as Annex B to the proxy statement/prospectus/consent solicitation statement of which this notice is a part, required in connection with the Agreement and Plan of Merger, dated as of March 28, 2025, as it may be amended from time to time, by and among Mechanics Bank, HomeStreet and HomeStreet Bank, which we refer to as the “merger agreement,” a copy of which is included as Annex A to this proxy statement/prospectus/consent solicitation statement, to, among other things, (i) change the name of HomeStreet from “HomeStreet Inc.” to “Mechanics Bancorp”, (ii) increase the number of authorized shares of HomeStreet common stock from 160,000,000 to 1,900,000,000 and HomeStreet preferred stock from 10,000 to 120,000 and (iii) authorize the issuance of two (2) classes of HomeStreet common stock, 1,897,500,000 shares of which will be designated Class A common stock, no par value, and 2,500,000 shares of which will be designated Class B common stock, no par value, such proposal we refer to as the “HomeStreet articles amendment proposal”;

2.
To consider and vote on a proposal to approve the issuance of HomeStreet common shares required in connection with the merger, which will represent (i) more than 20% of the shares of HomeStreet common stock outstanding immediately prior to the merger and (ii) a change of control pursuant to applicable exchange listing rules, such proposal we refer to as the “HomeStreet share issuance proposal”;

3.
To consider and vote on a proposal to approve and adopt the HomeStreet 2025 Equity Incentive Plan in the form attached as Annex D, which proposal we refer to as the “HomeStreet new equity incentive plan proposal”;

4.
To consider and vote on a proposal to approve, on an advisory (non-binding) basis, the merger-related compensation payments that will or may be paid to the named executive officers of HomeStreet in connection with the transactions contemplated by the merger agreement, which we refer to as the “HomeStreet merger-related compensation proposal”; and

5.
To consider and vote on a proposal to adjourn the HomeStreet special meeting, if there are insufficient votes at the time of the HomeStreet special meeting to approve the HomeStreet articles amendment proposal or the HomeStreet share issuance proposal, to permit further solicitation of proxies in favor of the HomeStreet articles amendment proposal or the HomeStreet share issuance proposal, which we refer to as the “HomeStreet adjournment proposal.”

The HomeStreet board of directors has set [ ], 2025 as the record date for the HomeStreet special meeting. Only holders of record of HomeStreet common stock at the close of business on [ ], 2025 will be entitled to notice of and to vote at the HomeStreet special meeting and any adjournments or postponements thereof. The affirmative vote of a majority of the outstanding shares of HomeStreet common stock entitled to vote thereon is required to approve the HomeStreet articles amendment proposal. Assuming a quorum is present, approval of each of the HomeStreet share issuance proposal, HomeStreet new equity incentive plan proposal and HomeStreet merger-related compensation proposal requires that the votes cast in favor of such proposal exceed the votes cast opposing such proposal. Approval of the HomeStreet adjournment proposal requires that the votes cast in favor of such proposal exceed the votes cast opposing such proposal. HomeStreet will transact no other business at the HomeStreet special meeting, except for business properly brought before the HomeStreet special meeting or any adjournment or postponement thereof.

HomeStreet shareholders must approve the HomeStreet articles amendment proposal and the HomeStreet share issuance proposal for the merger to occur. The proxy statement/prospectus/consent solicitation statement accompanying this notice provides a detailed description of the merger agreement and the transactions contemplated thereby, as well as the proposals to be considered at the HomeStreet special meeting. A summary of the merger agreement is included in the proxy statement/prospectus/consent solicitation statement in the sections entitled “The Merger” and “The Merger Agreement” and a copy of the merger agreement is attached as Annex A, each of which are incorporated by reference into this notice to the same extent as if fully set forth herein. Please review the proxy statement/prospectus/consent solicitation statement and its annexes carefully and in their entirety.
YOUR VOTE IS VERY IMPORTANT, REGARDLESS OF THE NUMBER OF SHARES YOU OWN. Whether or not you plan to virtually attend the HomeStreet special meeting, please complete, sign, date and return the enclosed proxy card in the postage-paid envelope provided at your earliest convenience. You may also submit a proxy by telephone or via the Internet by following the instructions in the enclosed proxy statement/prospectus/consent solicitation statement and on your proxy card. If you hold your shares in “street name” through a broker, bank or other nominee, you should direct the vote of your shares in accordance with the voting instruction form received from your broker, bank or other nominee.
The HomeStreet board of directors has unanimously determined that the merger agreement and the transactions contemplated thereby are consistent with, and will further, the business strategies of HomeStreet and are fair and in the best interests of HomeStreet and its shareholders and has declared it advisable for HomeStreet to enter into the merger agreement, and unanimously authorized, adopted and approved the articles amendment, the share issuance, and the other transactions contemplated thereby, and unanimously recommends that HomeStreet shareholders vote: “FOR” the HomeStreet articles amendment proposal; “FOR” the HomeStreet share issuance proposal; “FOR” the HomeStreet new equity incentive plan proposal; “FOR” the HomeStreet merger-related compensation proposal; and “FOR” the HomeStreet adjournment proposal.
HomeStreet has adopted a virtual format for the HomeStreet special meeting to provide a convenient experience to all shareholders regardless of location. You will be able to virtually attend the meeting and vote your shares at the meeting by visiting [ ] and entering your control number found on your proxy card or broker instruction letter.
If you have any questions or need assistance with voting, please contact:
OKAPI PARTNERS LLC
1212 Avenue of the Americas
New York, NY 10036
Toll-Free: (877) 566-1922
Email: pmchugh@okapipartners.com

BY ORDER OF THE BOARD OF DIRECTORS,
Godfrey B. Evans
Executive Vice President, General Counsel, and Corporate Secretary

[ ], 2025

Mechanics Bank
1111 Civic Drive
Walnut Creek, CA 94596
NOTICE OF SOLICITATION OF WRITTEN CONSENT OF MECHANICS BANK SHAREHOLDERS
Dear Mechanics Bank Shareholders:
Pursuant to an Agreement and Plan of Merger, dated as of March 28, 2025, (as it may be amended from time to time, the “merger agreement”), by and among Mechanics Bank (“Mechanics”), HomeStreet, Inc., a Washington corporation (“HomeStreet”), and HomeStreet Bank, a Washington state-chartered commercial bank and wholly owned subsidiary of HomeStreet, HomeStreet Bank will merge with and into Mechanics (the “merger”), with Mechanics surviving the merger as a wholly owned subsidiary of HomeStreet, on the terms and subject to the conditions described in the merger agreement.
The accompanying proxy statement/prospectus/consent solicitation statement is being delivered to you on behalf of the board of directors of Mechanics (the “Mechanics board of directors”) to request that holders of Mechanics voting common stock as of the close of business on the record date of [ ] (the “consent record date”) execute and return written consents in favor of a proposal to approve the merger agreement and the transactions contemplated thereby, including the merger, and the principal terms thereof (the “Mechanics merger proposal”). The closing of the merger is conditioned on, among other things, the affirmative consent to the Mechanics merger proposal by holders of a majority of the outstanding shares of Mechanics voting common stock entitled to vote thereon.
The accompanying proxy statement/prospectus/consent solicitation statement describes the merger agreement and the transactions contemplated thereby, including the merger, and the actions to be taken in connection with the merger and provides additional information about the parties involved and the agreements entered into in connection with the merger. Please give this information your careful attention. A summary of the merger agreement is included in the proxy statement/prospectus/consent solicitation statement in the sections entitled “The Merger” and “The Merger Agreement” and a copy of the merger agreement is attached as Annex A, each of which are incorporated by reference into this notice to the same extent as if fully set forth herein.
The Mechanics board of directors considered the terms of the merger agreement and has unanimously determined that the entry into the merger agreement and the consummation of the transactions contemplated thereby, on the terms and conditions set forth in the merger agreement, are advisable and in the best interests of Mechanics and its shareholders and recommended that Mechanics shareholders entitled to consent approve the Mechanics merger proposal.
The Mechanics board of directors recommends that eligible Mechanics shareholders execute and deliver a written consent to approve the merger proposal.
Please complete, date and sign the written consent furnished with the accompanying proxy statement/prospectus/consent solicitation statement and return it promptly to Mechanics by one of the means described in the section entitled “Mechanics Solicitation of Written Consents.”

By Order of the Board of Directors,

Carl B. Webb
Chairman of the Board of Directors

ADDITIONAL INFORMATION
As permitted by the rules of the U.S. Securities and Exchange Commission (the “SEC”), this proxy statement/prospectus/consent solicitation statement incorporates important business and financial information about HomeStreet from other documents that are not included in or delivered with this proxy statement/prospectus/consent solicitation statement. This information is available to you without charge upon your written or oral request. You can obtain the documents incorporated by reference in this document through the SEC website at http://www.sec.gov. Documents filed by HomeStreet with the SEC are also available from HomeStreet’s website at https://ir.homestreet.com/corporate-profile/default.aspx under the tab “SEC Filings” and are also available to you, free of charge, upon your request in writing, by email or by telephone to HomeStreet at the address and telephone number below:
HomeStreet, Inc.
601 Union Street, Suite 2000
Seattle, Washington 98101
Telephone: (206) 623-3050
You will not be charged for any of these documents that you request. To obtain timely delivery of these documents, you must request them, by written or oral means, no later than five (5) business days before the date of the HomeStreet special meeting. This means that holders of HomeStreet common stock requesting documents must do so by [ ], 2025, to receive them before the HomeStreet special meeting.
See the section entitled “Where You Can Find More Information” of the accompanying proxy statement/prospectus/consent solicitation statement for further information. The contents of the websites of the SEC, HomeStreet and Mechanics are not being incorporated into this proxy statement/prospectus/consent solicitation statement. The information about how you can obtain certain documents that are being incorporated by reference into this proxy statement/prospectus/consent solicitation statement at these websites is being provided only for your convenience.

ABOUT THIS PROXY STATEMENT/PROSPECTUS/CONSENT SOLICITATION STATEMENT
This proxy statement/prospectus/consent solicitation statement, which forms part of a registration statement on Form S-4 filed with the SEC by HomeStreet, constitutes a prospectus of HomeStreet under Section 5 of the Securities Act of 1933, as amended (the “Securities Act”), with respect to the shares of HomeStreet common stock to be issued to Mechanics shareholders pursuant to the merger agreement (other than the Ford Entities (as defined below)). This proxy statement/prospectus/consent solicitation statement also constitutes a proxy statement of HomeStreet under Section 14(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and a notice of meeting with respect to the HomeStreet special meeting. This proxy statement/prospectus/consent solicitation statement also constitutes a consent solicitation statement of Mechanics with respect to the Mechanics merger proposal.
Except where the context otherwise indicates, the information concerning HomeStreet or HomeStreet Bank contained in or incorporated by reference into this proxy statement/prospectus/consent solicitation statement has been provided by HomeStreet, and the information concerning Mechanics contained in this proxy statement/prospectus/consent solicitation statement has been provided by Mechanics.
You should rely only on the information contained in, or incorporated by reference into, this proxy statement/prospectus/consent solicitation statement. No one has been authorized to provide you with information that is different from that contained in this proxy statement/prospectus/consent solicitation statement or in any of the materials that have been incorporated by reference. Therefore, neither HomeStreet nor Mechanics takes any responsibility for, or can provide any assurance as to the reliability of, any information other than the information contained in or incorporated by reference into this proxy statement/prospectus/consent solicitation statement.
This proxy statement/prospectus/consent solicitation statement is dated [ ], 2025. The information contained in this proxy statement/prospectus/consent solicitation statement is accurate only as of that date or, in the case of information in a document incorporated by reference, as of the date of such document. None of the mailing of this proxy statement/prospectus/consent solicitation statement or the issuance by HomeStreet of common stock pursuant to the merger agreement will create any implication to the contrary.
This proxy statement/prospectus/consent solicitation statement does not constitute an offer to sell, or the solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any jurisdiction in which or from any person to whom it is unlawful to make any such offer or solicitation in such jurisdiction.
All currency amounts references in this proxy statement/prospectus/consent solicitation statement are in U.S. dollars, unless otherwise indicated. Additionally, unless otherwise indicated or as the context otherwise requires, all references to:
•	“amended and restated articles” refers to the amended and restated articles of incorporation of the combined company, assuming the articles amendment is approved;
•	“amended and restated bylaws” refers to the amended and restated bylaws of the combined company at the effective time;
•
“articles amendment” refers to the amendment to the HomeStreet articles, in the form attached to this proxy statement/prospectus/consent solicitation statement as Annex B, which will be adopted before the effective time, if approved at the HomeStreet special meeting pursuant to the HomeStreet articles amendment proposal;

•
“Class A common stock” refers to shares of Class A common stock, no par value, of the combined company pursuant to the articles amendment, into which HomeStreet common stock will be redesignated at the effective time pursuant to the articles amendment;

•	“Class A exchange ratio” refers to the ratio of 3,301.092 shares of Class A common stock to be received for each share of Mechanics voting common stock pursuant to the terms of the merger agreement;
•
“Class B common stock” refers to the shares of a new class of common stock, no par value, of the combined company to be designated pursuant to the articles amendment and which will be issued at the effective time;

•
“Class B exchange ratio” refers to the ratio of 330.1092 shares of Class B common stock to be received for each share of Mechanics non-voting common stock pursuant to the terms of the merger agreement;

•	“Code” refers to the Internal Revenue Code of 1986, as amended;
i

•	“combined company” refers to the resulting holding company of Mechanics following the merger, which will be renamed “Mechanics Bancorp” and was formerly “HomeStreet, Inc.”;
•	“combined company common stock” refers to the Class A common stock and the Class B common stock, collectively;
•	“consulting agreement” refers to the Consulting Agreement, dated as of March 28, 2025, by and between Mark K. Mason, HomeStreet and Mechanics;
•	“effective time” refers to the effective time of the merger;
•	“exchange ratios” refers to the Class A exchange ratio and the Class B exchange ratio, collectively;
•	“Ford Entities” refers to EB Acquisition Company LLC, EB Acquisition Company II LLC, Ford Financial Fund II, L.P. and Ford Financial III, L.P.;
•	“Ford Entities voting agreement” refers to that certain voting and support agreement, dated as of March 28, 2025, by and among HomeStreet and the Ford Entities;
•	“key shareholder voting agreements” refers to the Ford Entities voting agreement and the Rabobank voting agreement, collectively;
•	“key shareholders” refers to the Ford Entities and Rabobank, collectively;
•	“HomeStreet” refers to HomeStreet, Inc., a Washington corporation;
•	“HomeStreet articles” refers to the articles of incorporation of HomeStreet immediately prior to the articles amendment;
•	“HomeStreet Bank” refers to HomeStreet Bank, a Washington state-chartered bank and a wholly owned subsidiary of HomeStreet;
•	“HomeStreet board of directors” or the “HomeStreet board” refers to the board of directors of HomeStreet;
•	“HomeStreet bylaws” refers to the bylaws of HomeStreet immediately prior to the merger;
•	“HomeStreet common stock” refers to the current common stock of HomeStreet, no par value, as it exists prior to the effective time, or the combined company common stock, as the context may require;
•	“HomeStreet Parties” refers to HomeStreet and HomeStreet Bank, collectively;
•	“HomeStreet shareholders” refers to holders of shares of HomeStreet common stock prior to the effective time;
•
“HomeStreet special meeting” refers to the virtual special meeting of HomeStreet shareholders to be held on [ ], 2025, starting at [ ], Pacific Time at [ ] (as it may be adjourned or postponed to a later date);

•	“Mechanics” refers to Mechanics Bank, a California banking corporation;
•	“Mechanics Bancorp” refers to the name of the combined company following the articles amendment;
•	“Mechanics board of directors” or the “Mechanics board” refers to the board of directors of Mechanics;
•	“Mechanics charter” refers to the restated articles of incorporation of Mechanics;
•	“Mechanics common stock” refers to the Mechanics voting common stock and Mechanics non-voting common stock, collectively;
•	“Mechanics non-voting common stock” refers to the common stock, par value $50 per share, of Mechanics designated as non-voting common stock;
•	“Mechanics shareholders” refers to holders of shares of Mechanics common stock prior to the effective time;
•	“Mechanics voting common stock” refers to the common stock, par value $50 per share, of Mechanics designated as voting common stock;

•	“merger” refers to the merger of HomeStreet Bank with and into Mechanics, with Mechanics surviving the merger as a wholly owned subsidiary of the combined company;
•
“merger agreement” refers to that certain Agreement and Plan of Merger, dated as of March 28, 2025, by and among HomeStreet, HomeStreet Bank and Mechanics (as it may be amended, modified or supplemented from time to time in accordance with its terms), which is attached to this proxy statement/prospectus/consent solicitation statement as Annex A;

•	“Nasdaq” refers to the Nasdaq Stock market, the exchange on which HomeStreet common stock is currently traded under the symbol “HMST”;
•	“NYSE” refers to the New York Stock Exchange;
•	“Rabobank” refers to Rabobank International Holding B.V., a shareholder of Mechanics;
•	“Rabobank voting agreement” refers to that certain voting and support agreement, dated as of March 28, 2025, by and between HomeStreet and Rabobank;
•	“share issuance” refers to the issuance of new HomeStreet common stock required in connection with the merger;
•	“surviving bank” refers to Mechanics after the effective time; and
•	The terms “we,” “our” and “us” refer to Mechanics and HomeStreet collectively, unless otherwise indicated or as the context requires.

IMPLICATIONS OF BEING A SMALLER REPORTING COMPANY
HomeStreet is expected to qualify as a “smaller reporting company” as defined in Item 10(f)(1) of Regulation S-K. Smaller reporting companies may take advantage of certain reduced disclosure obligations, including, among other things, providing only two (2) years of audited financial statements. HomeStreet will remain a smaller reporting company until the last day of the fiscal year in which (i) the market value of HomeStreet common stock held by non-affiliates exceeds $250 million as of the end of that year’s second fiscal quarter or (ii) (A) HomeStreet’s annual revenues equaled or exceeded $100 million during such completed fiscal year or (B) the market value of HomeStreet’s common stock held by non-affiliates equals or exceeds $700 million as of the end of that year’s second fiscal quarter. To the extent HomeStreet takes advantage of such reduced disclosure obligations, it may also make comparison of its financial statements with other public companies difficult or impossible.

v

QUESTIONS AND ANSWERS
The following are some questions that you may have about the merger (as defined below), the HomeStreet special meeting or the Mechanics consent solicitation, and brief answers to those questions. HomeStreet and Mechanics urge you to read carefully the entirety of this proxy statement/prospectus/consent solicitation statement, including the annexes hereto and the information incorporated herein, because the information in this section does not provide all of the information that might be important to you with respect to the merger, the HomeStreet special meeting or the Mechanics consent solicitation. See the section entitled “Where You Can Find More Information” for additional information.
Questions and Answers for HomeStreet and Mechanics Shareholders
Q:	Why am I receiving this proxy statement/prospectus/consent solicitation statement?
A:
You are receiving this proxy statement/prospectus/consent solicitation statement because Mechanics and HomeStreet have entered into an Agreement and Plan of Merger, dated March 28, 2025 (as may be amended, modified or supplemented from time to time in accordance with its terms, the “merger agreement”), pursuant to which HomeStreet Bank will merge with and into Mechanics (the “merger”), with Mechanics surviving the merger as a wholly owned subsidiary of HomeStreet. In connection with the merger, HomeStreet will be renamed “Mechanics Bancorp”. Following the consummation of the merger, HomeStreet will remain a publicly traded company. A copy of the merger agreement is attached as Annex A to this document. In this proxy statement/prospectus/consent solicitation statement, we refer to the effective time of the merger as the “effective time,” the closing of the merger as the “closing” and the date on which the closing occurs as the “closing date.”

In order to complete the merger, among other things:
•
Mechanics shareholders must approve (such approval, the “requisite Mechanics shareholder approval”) the merger agreement and the transactions contemplated thereby, including the merger, and the principal terms thereof, which proposal we refer to as the “Mechanics merger proposal”; and

•
HomeStreet shareholders must approve (such approvals, the “requisite HomeStreet shareholder approval”) (a) a proposal to amend the HomeStreet articles, in the form attached as Annex B to the proxy statement/prospectus/consent solicitation statement, to, among other things (i) change the name of HomeStreet from “HomeStreet Inc.” to “Mechanics Bancorp”, (ii) increase the number of authorized shares of HomeStreet common stock from 160,000,000 to 1,900,000,000 and HomeStreet preferred stock from 10,000 to 120,000, and (iii) authorize the issuance of two (2) classes of HomeStreet common stock, 1,897,500,000 shares of which will be designated Class A common stock, no par value, and 2,500,000 shares of which will be designated Class B common stock, no par value (such amendment, the “articles amendment” and such proposal, the “HomeStreet articles amendment proposal”); and (b) a proposal to approve the issuance of shares of HomeStreet common stock required in connection with the merger, which will represent (i) more than 20% of the shares of HomeStreet common stock outstanding immediately prior to the merger and (ii) a change of control pursuant to applicable exchange listing rules (including, as applicable, Nasdaq Listing Rules 5635(a) and 5635(b) and Sections 312.03(c) and 3.12.03(d) of the New York Stock Exchange Listed Company Manual) (the “share issuance,” and such proposal, the “HomeStreet share issuance proposal”).

HomeStreet shareholders will be further asked to consider and vote on:
•	a proposal to approve and adopt the HomeStreet 2025 Equity Incentive Plan, which proposal we refer to as the “HomeStreet new equity incentive plan proposal”;
•
a proposal to approve, on an advisory (non-binding) basis, the merger-related compensation payments that will or may be paid to the named executive officers of HomeStreet in connection with the transactions contemplated by the merger agreement, which proposal we refer to as the “HomeStreet merger-related compensation proposal”; and

•
a proposal to adjourn the HomeStreet special meeting, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the HomeStreet special meeting to approve the HomeStreet articles amendment proposal or the HomeStreet share issuance proposal, which proposal we refer to as the “HomeStreet adjournment proposal”.

None of the approvals of the HomeStreet new equity incentive plan proposal, the HomeStreet merger-related compensation proposal or the HomeStreet adjournment proposal are a condition to the obligations of HomeStreet or Mechanics to complete the merger.
This document is being delivered to you as a proxy statement of HomeStreet. This document is also a prospectus that is being delivered to Mechanics shareholders because, pursuant to the merger agreement, HomeStreet is offering shares of HomeStreet common stock to Mechanics shareholders. This document is also a consent solicitation statement of Mechanics because, pursuant to the merger agreement, the Mechanics shareholders are being asked to provide written consents to approve the Mechanics merger proposal.
This proxy statement/prospectus/consent solicitation statement contains important information about the merger and the other proposals being voted on at the HomeStreet special meeting. You should read it carefully and in its entirety.
Q:	What will happen in the merger?
A:
In the merger, HomeStreet Bank will merge with and into Mechanics, with Mechanics continuing as the surviving entity and becoming a wholly owned subsidiary of HomeStreet. In connection with the merger, HomeStreet will be renamed “Mechanics Bancorp”. Following the consummation of the merger, HomeStreet will remain a publicly traded company. We refer to the resulting holding company of Mechanics following the merger as the “combined company.”

See the information provided in the section entitled “The Merger Agreement—Structure of the Merger” and the merger agreement for more information about the merger.
Q:	What will Mechanics shareholders receive in the merger?
A:
If the merger is completed, subject to the terms of the merger agreement, each issued and outstanding share of (i) Mechanics voting common stock will be converted into the right to receive 3,301.0920 shares of Class A common stock and (ii) Mechanics non-voting common stock will be converted into the right to receive 330.1092 shares of the Class B common stock, except, to the extent applicable, for Mechanics common stock owned by HomeStreet or Mechanics, in each case other than shares (x) held in certain accounts or a fiduciary or agency capacity that are beneficially owned by third parties or (y) held by HomeStreet or Mechanics in respect of debts previously contracted. It is expected that Mechanics shareholders as of immediately prior to the merger, as a group, will own approximately 91.7% of the outstanding shares of the combined company on an economic basis and 91.3% of the voting power of the combined company.

No new certificates or scrip representing fractional shares of HomeStreet common stock will be issued upon the surrender for exchange of old certificates of Mechanics common stock, no dividend or distribution with respect to HomeStreet common stock will be payable on or with respect to any fractional share, and such fractional share interests will not entitle the owner thereof to vote or to any other rights of a shareholder of HomeStreet (or the combined company). In lieu of the issuance of any such fractional share, HomeStreet will pay to each Mechanics shareholder who otherwise would be entitled to receive such fractional share an amount in cash rounded to the nearest cent. This cash amount will be determined by multiplying (i) the average of the closing-sale prices of HomeStreet common stock on the Nasdaq or NYSE, as applicable, as reported by The Wall Street Journal for the consecutive period of five (5) full trading days ending on the day preceding the closing date by (ii) the fraction of a share (after taking into account all shares of Mechanics common stock held by such holder immediately prior to the effective time and rounded to the nearest thousandth when expressed in decimal form) of HomeStreet common stock which such holder would otherwise be entitled to receive pursuant to the merger agreement (and, in the case of rounding in respect of Class B common stock, multiplied by ten (10), subject to adjustment as provided in the amended and restated articles).
Q:	What will HomeStreet shareholders receive in the merger?
A:
In the merger, HomeStreet shareholders will not receive any consideration. After the effective time, HomeStreet shareholders will continue to own their existing shares of HomeStreet common stock (which will be designated as Class A common stock pursuant to the articles amendment).

Following the consummation of the merger, shares of Class A common stock will be traded on the Nasdaq or NYSE.

It is expected that HomeStreet shareholders as of immediately prior to the merger, as a group, will own approximately 8.3% of the outstanding shares of the combined company on an economic basis and 8.7% of the voting power of the combined company.
Q:	Will the value of the merger consideration change between the date of this proxy statement/prospectus/consent solicitation statement and the time the merger is completed?
A:
Yes. Although the exchange ratios are fixed (subject to adjustment for certain extraordinary transactions), the value of the merger consideration will fluctuate between the date of this proxy statement/prospectus/consent solicitation statement and the effective time based upon the market value for HomeStreet common stock. Any fluctuation in the market price of HomeStreet common stock after the date of this proxy statement/prospectus/consent solicitation statement will change the implied value of the shares of HomeStreet common stock that Mechanics shareholders will receive in the merger and the implied value of the HomeStreet common stock that the HomeStreet shareholders will continue to own. Neither HomeStreet nor Mechanics is permitted to terminate the merger agreement as a result of any increase or decrease in the market price of HomeStreet common stock or Mechanics common stock in and of itself.

Q:	How will the merger affect Mechanics equity awards?
A:
At the effective time, each outstanding incentive unit award or restricted stock unit award granted under the Mechanics 2017 Incentive Unit Plan or the Mechanics 2022 Omnibus Incentive Plan in respect of shares of Mechanics common stock (a “Mechanics RSU”) will automatically be converted into a restricted stock unit award (an “Assumed HomeStreet RSU”) in respect of the number of shares of the Class A common stock (rounded to the nearest whole share) equal to (1) the total number of shares of Mechanics common stock subject to the Mechanics RSU immediately prior to the effective time multiplied by (2) the Class A exchange ratio. Each Assumed HomeStreet RSU will otherwise remain subject to the same terms and conditions (including vesting terms, performance measures, and terms with respect to dividend equivalents) as applied to the corresponding Mechanics RSU immediately prior to the effective time.

Q:	How will the merger affect HomeStreet equity awards?
A:	The merger agreement provides that at the effective time:
•
each outstanding restricted stock unit award granted under the Amended and Restated HomeStreet 2014 Equity Incentive Plan (such plan, the “Equity Incentive Plan,” and each such restricted stock unit award, a “HomeStreet RSU”) will remain outstanding and be continued subject to the same terms and conditions (including vesting terms and terms with respect to dividend equivalents) as applied immediately prior to the effective time; and

•
any vesting conditions applicable to each outstanding performance stock unit award granted under the Equity Incentive Plan (a “HomeStreet PSU,” and together with HomeStreet RSUs, the “HomeStreet Equity Awards”), whether vested or unvested, will automatically accelerate, and each such HomeStreet PSU will be cancelled and entitle the holder to receive (1) a number of shares of the Class A common stock equal to the number of shares of HomeStreet common stock (immediately prior to the effective time) subject to such HomeStreet PSU based on target performance plus (2) an amount in cash equal to the amount of all dividends, if any, accrued but unpaid as of the effective time with respect to such HomeStreet PSU based on target performance.

For more detail on the HomeStreet Equity Awards of HomeStreet executive officers, see the section entitled “The Merger—Interests of HomeStreet’s Directors and Executive Officers in the Merger.”
Q:	Where can I find more information about HomeStreet?
A:	You can find more information about HomeStreet from the sources described under the section entitled “Where You Can Find More Information.”
Q:	When is the merger expected to be completed?
A:
Neither HomeStreet nor Mechanics can predict the actual date on which the merger will be completed, or if the merger will be completed at all, because completion is subject to conditions and factors outside the control of

HomeStreet and Mechanics. Mechanics must obtain the requisite Mechanics shareholder approval, and HomeStreet must obtain the requisite HomeStreet shareholder approval. HomeStreet and Mechanics must also obtain necessary regulatory approvals and satisfy certain other closing conditions. HomeStreet and Mechanics expect the merger to be completed promptly once HomeStreet and Mechanics have obtained their respective shareholders’ approvals noted above, have obtained necessary regulatory approvals and have satisfied certain other closing conditions. Subject to the satisfaction of the conditions to the merger, the merger is expected to close in the third quarter of 2025.
Q:	What are the conditions to complete the merger?
A:
The obligations of HomeStreet and Mechanics to complete the merger are subject to the satisfaction or waiver of certain closing conditions contained in the merger agreement, including the receipt of requisite regulatory approvals and the expiration or termination of all statutory waiting periods in respect thereof (including, in the case of obligations of Mechanics to effect the merger, such requisite regulatory approvals having not resulted in any material burdensome condition), the receipt of certain tax opinions, the receipt of the requisite HomeStreet shareholder approval and the receipt of the requisite Mechanics shareholder approval. For more information, see the section entitled “The Merger Agreement—Conditions to Complete the Merger.”

Q:	What happens if the merger is not completed?
A:
If the merger is not completed, Mechanics shareholders will not receive any consideration for their shares of Mechanics common stock in connection with the merger. Instead, Mechanics will remain an independent private company, and HomeStreet will not complete the issuance of shares of new HomeStreet common stock pursuant to the merger agreement. In addition, if the merger agreement is terminated in certain circumstances, a termination fee of $10 million will be payable by HomeStreet to Mechanics. See the section entitled “The Merger Agreement—Effect of Termination; Termination Fee” for a more detailed discussion of the circumstances under which a termination fee will be required to be paid.

Q:	What if I own shares of both HomeStreet and Mechanics?
A:
If you hold shares of both HomeStreet common stock and Mechanics common stock, you will receive two separate packages of this proxy statement/prospectus/consent solicitation statement. A vote cast as a holder of HomeStreet common stock will not count as the delivery of a written consent in favor of the Mechanics merger proposal, and delivering a written consent in favor of the Mechanics merger proposal will not count as a vote cast as a holder of HomeStreet common stock. Therefore, please submit a separate proxy for your shares of HomeStreet common stock and deliver a separate written consent for your shares of Mechanics common stock.

Questions and Answers for HomeStreet Shareholders
Q:	When and where will the HomeStreet special meeting take place?
A:
The HomeStreet special meeting will be held virtually via the internet on [ ], 2025 at [ ], Pacific Time. The HomeStreet special meeting will be held in a virtual-only format conducted via live webcast. If you are a holder of record, you may attend the HomeStreet special meeting by visiting [ ], which we refer to as the “HomeStreet special meeting website” and entering the control number printed on your proxy card or voting instruction materials. You may log in beginning at [ ] a.m., Pacific Time on [ ], 2025. The HomeStreet special meeting will begin promptly at [ ], Pacific Time.

Even if you plan to attend the HomeStreet special meeting virtually, HomeStreet recommends that you vote your shares in advance as described below so that your vote will be counted if you later decide not to or become unable to attend the special meeting. See the section entitled “—Q: How can I vote my shares without attending the special meeting?”
Q:	What matters will be considered at the HomeStreet special meeting?
A:	At the HomeStreet special meeting, HomeStreet shareholders will be asked to consider and vote on the following proposals:
•	Proposal 1: The HomeStreet articles amendment proposal;
•	Proposal 2: The HomeStreet share issuance proposal;

•	Proposal 3: The HomeStreet new equity incentive plan proposal;
•	Proposal 4: The HomeStreet merger-related compensation proposal; and
•	Proposal 5: The HomeStreet adjournment proposal.
In order to complete the merger, among other things, HomeStreet shareholders must approve the HomeStreet articles amendment proposal and the HomeStreet share issuance proposal. None of the approvals of the HomeStreet adjournment proposal, the HomeStreet merger-related compensation proposal or the HomeStreet new equity incentive plan proposal are a condition to the obligations of HomeStreet or Mechanics to complete the merger.
Q:	Did the HomeStreet board of directors approve the merger agreement?
A:
Yes. After careful consideration, the HomeStreet board of directors, at a special meeting held on March 28, 2025, based upon the information provided to the HomeStreet board and upon such other matters as were deemed relevant by the HomeStreet board, unanimously (i) determined that the merger agreement and the transactions (including, without limitation, the merger, the articles amendment and the share issuance) are fair to and in the best interests of HomeStreet and its shareholders and declared it advisable for HomeStreet to enter into the merger agreement, (ii) adopted and approved the merger agreement, the key shareholder voting agreements, the registration rights agreement and the consulting agreement, and (iii) authorized and approved the execution, delivery and performance of the merger agreement and the transactions contemplated thereby, including the merger. Accordingly, the HomeStreet board of directors unanimously recommends that the HomeStreet shareholders vote “FOR” the HomeStreet articles amendment proposal, “FOR” the HomeStreet share issuance proposal, “FOR” the HomeStreet new equity incentive plan proposal, “FOR” the HomeStreet merger-related compensation proposal and “FOR” the HomeStreet adjournment proposal. For a more detailed discussion of the HomeStreet board of directors’ recommendation, see the section entitled “The Merger—HomeStreet’s Reasons for the Merger; Recommendation of the HomeStreet Board of Directors.”

Q:	How does the HomeStreet board of directors recommend that I vote at the HomeStreet special meeting?
A:
The HomeStreet board of directors unanimously recommends that you vote “FOR” the HomeStreet articles amendment proposal, “FOR” the HomeStreet share issuance proposal, “FOR” the HomeStreet new equity incentive plan proposal, “FOR” the HomeStreet merger-related compensation proposal and “FOR” the HomeStreet adjournment proposal.

In considering the recommendations of the HomeStreet board of directors, HomeStreet shareholders should be aware that HomeStreet directors and executive officers may have interests in the merger that are different from, or in addition to, the interests of HomeStreet shareholders generally. For a more complete description of these interests, see the information provided in the section entitled “The Merger—Interests of HomeStreet Directors and Executive Officers in the Merger.”
Q:	Who is entitled to vote at the HomeStreet special meeting?
A:
The record date for the HomeStreet special meeting is [ ], 2025, which we refer to as the “HomeStreet record date.” All HomeStreet shareholders of record who held shares at the close of business on the HomeStreet record date are entitled to receive notice of, and to vote at, the HomeStreet special meeting. If your shares are held in “street name” through a broker, bank, trustee or other nominee, you must instruct the broker, bank, trustee or other nominee on how to vote your shares. Your broker, bank, trustee or other nominee will vote your shares only if you provide specific instructions on how to vote by following the instructions provided to you by your broker, bank, trustee or other nominee. You may not vote shares held in “street name” by returning a proxy card directly to HomeStreet.

Each holder of HomeStreet common stock is entitled to cast one (1) vote on each matter properly brought before the HomeStreet special meeting for each share of HomeStreet common stock that such holder owned of record as of the HomeStreet record date. As of the close of business on the HomeStreet record date, there were [ ] outstanding shares of HomeStreet common stock.
Attendance at the special meeting via the HomeStreet special meeting website is not required to vote. See below and the section entitled “The HomeStreet Special Meeting—Proxies” for instructions on how to vote your shares of HomeStreet common stock without attending the HomeStreet special meeting.

Q:	What constitutes a quorum for the HomeStreet special meeting?
A:
The presence at the HomeStreet special meeting, virtually or by proxy, of holders of majority of the outstanding shares of HomeStreet common stock entitled to vote at the HomeStreet special meeting will constitute a quorum for the transaction of business at the HomeStreet special meeting. Abstentions will be included in determining the number of shares present at the meeting for the purpose of determining the presence of a quorum. Broker non-votes, if any, will not be counted in determining the number of shares present at the meeting for the purpose of determining the presence of a quorum because it is expected that all proposals to be voted on at the HomeStreet special meeting will be “non-routine” matters, as discussed in the section entitled “The HomeStreet Special Meeting—Broker Non-Votes.”

Q:	What vote is required for the approval of each proposal at the HomeStreet special meeting?
A:
Proposal 1: The HomeStreet articles amendment proposal: The affirmative vote of a majority of the outstanding shares of HomeStreet common stock entitled to vote thereon is required to approve the HomeStreet articles amendment proposal.

Proposal 2: The HomeStreet share issuance proposal: Assuming a quorum is present, approval of the HomeStreet share issuance proposal requires that the votes cast in favor of such proposal exceed the votes cast opposing such proposal.
Proposal 3: The HomeStreet new equity incentive plan proposal: Assuming a quorum is present, approval of the HomeStreet new equity incentive plan proposal requires that the votes cast in favor of such proposal exceed the votes cast opposing such proposal.
Proposal 4: The HomeStreet merger-related compensation proposal: Assuming a quorum is present, approval of the merger-related compensation proposal requires that the votes cast in favor of such proposal exceed the votes cast opposing such proposal.
Proposal 5: The HomeStreet adjournment proposal: Approval of the HomeStreet adjournment proposal requires that the votes cast in favor of such proposal exceed the votes cast opposing such proposal.
Q:	What happens if HomeStreet shareholders do not approve, by non-binding, advisory vote, the HomeStreet merger-related compensation proposal?
A:
The vote on the proposal to approve the merger-related compensation arrangements for each of HomeStreet’s named executive officers is separate and apart from the votes to approve the other proposals being presented at the HomeStreet special meeting. Because the vote on the proposal to approve the merger-related compensation is advisory in nature only, it will not be binding upon HomeStreet, Mechanics or the combined company. Accordingly, the merger-related compensation will be paid to HomeStreet’s named executive officers to the extent payable in accordance with the terms of their compensation agreements and other contractual arrangements even if HomeStreet shareholders do not approve the proposal to approve the merger-related compensation.

Q:	How can I attend, vote and ask questions at the HomeStreet special meeting?
A:
Record Holders. If you hold shares directly in your name as the holder of record of HomeStreet common stock, you are a “record holder” and your shares may be voted at the HomeStreet special meeting. If you choose to vote your shares virtually at the special meeting via the special meeting website, you will need the control number and should follow the instructions on your proxy card or voting instruction materials, as discussed below.

Beneficial Owners. If you hold shares in a brokerage or other account in “street name,” you are a “beneficial owner” and your shares may be voted at the HomeStreet special meeting by you as described below. If you choose to vote your shares virtually at the special meeting via the applicable special meeting website, you will need the control number and should follow the instructions on your proxy card or voting instruction materials, as discussed below.
HomeStreet special meeting. If you are a record holder of HomeStreet common stock, you will be able to attend the HomeStreet special meeting online, ask questions and vote during the meeting by visiting [ ] and following the instructions. Please have your control number, which can be found on your proxy card, notice or email previously received, to access the meeting. If you are a beneficial owner of HomeStreet common stock, you also will be able to attend the HomeStreet special meeting online, ask questions and vote during the meeting by visiting [ ] and following the instructions. Please have your control number, which can be found on the voting instructions provided by your bank, broker, trustee or other nominee, to access the meeting. Please review this information prior to the HomeStreet special meeting to ensure you have access.
HomeStreet encourages its shareholders to visit the HomeStreet special meeting website in advance of the HomeStreet special meeting to familiarize themselves with the online access process. The virtual HomeStreet special meeting platform is fully supported across browsers and devices that are equipped with the most updated version of applicable software and plugins. HomeStreet shareholders should verify their internet connection prior to the HomeStreet special meeting. Technical support information is provided on the sign-in page for all shareholders. If you have difficulty accessing the virtual HomeStreet special meeting during check-in or during the meeting, please contact technical support as indicated on the HomeStreet special meeting sign-in page.
Even if you plan to attend the HomeStreet special meeting, HomeStreet recommends that you vote your shares in advance as described below so that your vote will be counted if you later decide not to or become unable to attend the special meeting.
Additional information on attending the virtual special meeting can be found under the section entitled “The HomeStreet Special Meeting—Attending the Virtual Special Meeting.”
Q:	How can I vote my shares without attending the special meeting?
A:
If you are a shareholder of record of HomeStreet as of [ ], 2025, the record date for the HomeStreet shareholder meeting, you may submit your proxy before the HomeStreet shareholder meeting in any of the following ways:

•	via the Internet, by accessing the website [ ] and following the instructions on the website;
•	by mail, by completing, signing, dating and returning the enclosed proxy card to HomeStreet using the enclosed postage-paid envelope; or
•	by telephone, by calling toll-free [ ] and following the recorded instructions.
If you intend to submit your proxy by telephone or via the Internet, you must do so by 11:59 p.m. Eastern Time on the day before the HomeStreet shareholder meeting. If you intend to submit your proxy by mail, your completed proxy card must be received before the HomeStreet shareholder meeting.
Please note that if you are a beneficial owner with shares held in “street name,” you should follow the voting instructions provided by your bank, broker, trustee or other nominee.
Additional information on voting procedures can be found under the section entitled “The HomeStreet Special Meeting—Attending the Virtual Special Meeting.”
Q:	What do I need to do now?
A:
After carefully reading and considering the information contained in this proxy statement/prospectus/consent solicitation statement, please vote as soon as possible. If you hold shares of HomeStreet common stock, please respond by completing, signing and dating the accompanying proxy card or written consent, as applicable, and returning it in the enclosed postage-paid envelope, or by submitting your proxy by telephone or through the internet, as soon as possible so that your shares may be represented at your meeting. Please note that if you are a beneficial owner with shares held in “street name,” you should follow the voting instructions provided by your bank, broker, trustee or other nominee.

Q:	If I am a beneficial owner with my shares held in “street name” by a bank, broker, trustee or other nominee, will my bank, broker, trustee or other nominee vote my shares for me?
A:
No. Your bank, broker, trustee or other nominee cannot vote your shares without instructions from you. You should instruct your bank, broker, trustee or other nominee how to vote your shares in accordance with the instructions provided to you. Please check the voting instruction form used by your bank, broker, trustee or other nominee.

Q:	What is a “broker non-vote”?
A:
Banks, brokers, trustees and other nominees who hold shares in street name for a beneficial owner of those shares typically have the authority to vote in their discretion on “routine” proposals when they have not received instructions from beneficial owners. However, banks, brokers, trustees and other nominees are not allowed to exercise their voting discretion with respect to the approval of matters determined to be “non-routine” without specific instructions from the beneficial owner.

A broker non-vote occurs when a bank, broker, trustee or other nominee is not permitted to vote on a “non-routine” matter without instructions from the beneficial owner of the shares and the beneficial owner fails to provide the bank, broker, trustee or other nominee with such instructions. Broker non-votes only count toward a quorum if at least one proposal is presented with respect to which the bank, broker, trustee or other nominee has discretionary authority. It is expected that all proposals to be voted on at the HomeStreet special meeting are non-routine matters, and, as such, broker non-votes, if any, will not be counted as present and entitled to vote for purposes of determining a quorum at the HomeStreet special meeting. If your bank, broker, trustee or other nominee holds your shares of HomeStreet common stock in “street name,” such entity will vote your shares of HomeStreet common stock only if you provide instructions on how to vote by complying with the instructions provided to you by your bank, broker, trustee or other nominee with this proxy statement/prospectus/consent solicitation statement.
Q:	What if I abstain or fail to vote?
A:
For purposes of the HomeStreet special meeting, an abstention occurs when a HomeStreet shareholder attends the HomeStreet special meeting and does not vote or returns a proxy with an “abstain” instruction. Abstentions will be included in determining the number of shares present at the meeting for the purpose of determining the presence of a quorum.

•
Proposal 1: HomeStreet articles amendment proposal: An abstention will have the same effect as a vote “AGAINST” the HomeStreet articles amendment proposal. If a HomeStreet shareholder is not present at the HomeStreet special meeting and does not respond by proxy, it will have the same effect as a vote “AGAINST” such proposal;

•
Proposal 2: HomeStreet share issuance proposal: An abstention will have no effect on the HomeStreet share issuance proposal. If a HomeStreet shareholder is not present at the HomeStreet special meeting and does not respond by proxy, it will have no effect on the outcome of such proposal, assuming a quorum is present;

•
Proposal 3: HomeStreet new equity incentive plan proposal: An abstention will have no effect on the HomeStreet new equity incentive plan proposal. If a HomeStreet shareholder is not present at the HomeStreet special meeting and does not respond by proxy, it will have no effect on the outcome of such proposal, assuming a quorum is present;

•
Proposal 4: HomeStreet merger-related compensation proposal: An abstention will have no effect on the HomeStreet merger-related compensation proposal. If a HomeStreet shareholder is not present at the HomeStreet special meeting and does not respond by proxy, it will have no effect on the outcome of such proposal, assuming a quorum is present; and

•
Proposal 5: HomeStreet adjournment proposal: An abstention will have no effect on the HomeStreet adjournment proposal. If a HomeStreet shareholder is not present at the HomeStreet special meeting and does not respond by proxy, it will have no effect on the outcome of such proposal.

Q:	Why is my vote important?
A:
If you do not vote, it will be more difficult for HomeStreet to obtain the necessary quorum to hold its special meeting and to obtain the shareholder approval that the HomeStreet board of directors is recommending and seeking. In addition, your failure to submit a proxy or vote at the HomeStreet special meeting, failure to instruct your bank, broker, trustee or other nominee how to vote or your abstention from voting, will have the same effect as a vote “AGAINST” the HomeStreet articles amendment proposal.

The HomeStreet articles amendment proposal must be approved by the affirmative vote of a majority of the outstanding shares of HomeStreet common stock that are entitled to vote thereon. To approve the HomeStreet share issuance proposal, the HomeStreet new equity incentive plan proposal or the HomeStreet merger-related compensation proposal, the number of votes cast at the HomeStreet special meeting favoring the HomeStreet share issuance proposal must exceed the number of votes cast opposing the HomeStreet such proposals at which a quorum is present. To approve the HomeStreet adjournment proposal, the number of votes cast at the HomeStreet special meeting favoring such proposal must exceed the number of votes cast opposing such proposal.
The HomeStreet board of directors unanimously recommends that you vote “FOR” the HomeStreet articles amendment proposal, “FOR” the HomeStreet share issuance proposal, “FOR” the HomeStreet new equity incentive plan proposal, “FOR” the HomeStreet merger-related compensation proposal and “FOR” the HomeStreet adjournment proposal.
Q:	What will happen if I return my proxy card without indicating how to vote?
A:
If you sign and return your proxy card without indicating how to vote on any particular proposal, the shares of HomeStreet common stock represented by your proxy will be voted as recommended by the HomeStreet board of directors with respect to such proposals.

Q:	Can I revoke my proxy or change my vote after I have delivered my proxy or voting instruction card?
A:
Yes. If you are the record holder of HomeStreet common stock, you can change your vote or revoke your proxy at any time before your proxy is voted at the HomeStreet shareholder meeting. You can do this by:

•	timely delivering a signed written notice of revocation to the Corporate Secretary of HomeStreet;
•	timely delivering a new, valid proxy bearing a later date (including by telephone or internet); or
•
virtually attending the HomeStreet shareholder meeting and voting during the meeting. Simply virtually attending the HomeStreet shareholder meeting without voting will not revoke any proxy that you have previously given or change your vote.

If you hold your shares in “street name” through a bank, broker, or other holder of record, you should contact your record holder nominee for instructions on how to change your vote.
Q:
Will HomeStreet be required to submit the HomeStreet articles amendment proposal and the HomeStreet share issuance proposal to the HomeStreet shareholders even if the HomeStreet board of directors has withdrawn, modified or qualified its recommendation?

A:
Yes. Unless the merger agreement is terminated before the HomeStreet special meeting, HomeStreet is required to submit the HomeStreet articles amendment proposal and the HomeStreet share issuance proposal to its shareholders even if the HomeStreet board of directors has withdrawn, modified or qualified its recommendation in favor of approving the applicable proposal.

Q:	Are HomeStreet shareholders entitled to dissenters’ rights?
A:
No. HomeStreet shareholders are not entitled to dissenters’ rights under the Washington Business Corporation Act (the “WBCA”). For more information, see the section entitled “The Merger—Appraisal or Dissenters’ Rights in Connection with the Merger.”

Q:
Are there any risks that I should consider in deciding whether to vote for the approval of the HomeStreet articles amendment proposal, the HomeStreet share issuance proposal or the other proposals to be considered at the HomeStreet special meeting?

A:
Yes. You should read and carefully consider the risk factors set forth in the section entitled “Risk Factors.” You also should read and carefully consider the risk factors of HomeStreet contained in the documents that are incorporated by reference into this proxy statement/prospectus/consent solicitation statement.

Q:	What happens if I sell my shares after the applicable record date but before HomeStreet’s special meeting?
A:
The record date for the HomeStreet special meeting is earlier than the date of the HomeStreet special meeting and earlier than the date that the merger is expected to be completed. If you sell or otherwise transfer your shares of HomeStreet common stock after the applicable record date but before the date of the HomeStreet special meeting, you will retain your right to vote at such special meeting (provided that such shares remain outstanding on the date of such special meeting).

Q:	What should I do if I receive more than one set of voting materials for the HomeStreet special meeting?
A:
If you are a beneficial owner and hold shares of HomeStreet common stock in “street name” and are also a record holder and hold shares directly in your name or otherwise, or if you hold shares of HomeStreet common stock in more than one brokerage account, you may receive more than one set of voting materials relating to the HomeStreet special meeting.

Record Holders. For shares held directly, please complete, sign, date and return each proxy card (or cast your vote by telephone or internet as provided on each proxy card) or otherwise follow the voting instructions provided in this proxy statement/prospectus/consent solicitation statement in order to ensure that all of your shares of HomeStreet common stock are voted.
Beneficial Owners. For shares held in “street name” through a bank, broker, trustee or other nominee, you should follow the procedures provided by your bank, broker, trustee or other nominee in order to vote your shares.
Q:	Who can help answer my questions?
A:
If you are a HomeStreet shareholder and have any questions about the merger or how to submit your proxy or voting instruction card, or if you need additional copies of this document or the enclosed proxy card or voting instruction card, you should contact HomeStreet’s proxy solicitor, Okapi Partners LLC, by calling toll-free at (877) 566-1922.

Q:	What is householding and how does it affect me?
A:
SEC rules permit HomeStreet and intermediaries, such as brokers, to satisfy the delivery requirements for proxy materials by delivering a single set of proxy materials to an address shared by two or more of HomeStreet shareholders, unless contrary instructions have been received in advance according to certain procedures. In cases of such contrary instructions, each shareholder continues to receive a separate notice of the meeting and proxy card.

Certain brokerage firms may have instituted householding for beneficial owners of HomeStreet common stock held through brokerage firms. If your family has multiple accounts holding HomeStreet common stock, you may have already received a householding notification from your broker. Please contact your broker directly if you have any questions or require additional copies of this proxy statement/prospectus/consent solicitation statement. The broker will arrange for delivery of a separate copy of this proxy statement/prospectus/consent solicitation statement promptly upon your written or oral request. You may decide at any time to revoke your decision to household, and thereby receive multiple copies.
Questions and Answers for Mechanics Shareholders
Q:	Did the Mechanics board of directors approve the merger agreement?
A:
Yes. After careful consideration, the Mechanics board of directors, at a special meeting held on March 26, 2025, based upon the information provided to the Mechanics board and upon such other matters as were deemed relevant by the Mechanics board, unanimously determined that the entry into the merger agreement and the consummation of the transactions contemplated thereby, on the terms and conditions set forth in the merger agreement, were advisable and in the best interests of Mechanics and its shareholders and recommended that Mechanics shareholders entitled to consent approve the Mechanics merger proposal. For a discussion of the factors considered by the Mechanics board of directors in approving the merger agreement, see the section entitled “The Merger—Mechanics’ Reasons for the Merger; Recommendation of the Mechanics Board of Directors.”

Q:	Do any of the Mechanics directors or officers have interests in the merger that may differ from or be in addition to my interests as a Mechanics shareholder?
A:
Yes. Mechanics shareholders should be aware that certain directors and executive officers of Mechanics may have interests in the merger that are different from, or in addition to, interests of Mechanics shareholders generally and may create potential conflicts of interest. The Mechanics board of directors was aware of these interests and considered them when evaluating and negotiating the merger agreement, the merger and the other transactions contemplated by the merger agreement, and in recommending to Mechanics shareholders that they vote in favor of the Mechanics merger proposal. See the section entitled “The Merger—Interests of Mechanics Directors and Executive Officers in the Merger” for more information.
Q:	What is the recommendation of the Mechanics board?
A:
The Mechanics board unanimously recommends that Mechanics shareholders entitled to consent approve the Mechanics merger proposal by executing and returning the written consent furnished with this proxy statement/prospectus/consent solicitation statement.

Q:	What shareholder consent is required to approve the merger?
A:	HomeStreet and Mechanics cannot complete the merger unless the Mechanics shareholders approve the Mechanics merger proposal.
The approval of the Mechanics merger proposal requires the affirmative consent of the holders of a majority of the outstanding shares of Mechanics voting common stock entitled to vote thereon (such approval, the “requisite Mechanics shareholder approval”).
Subsequent to the execution of the merger agreement, HomeStreet and the key shareholders entered into the key shareholder voting agreements. Pursuant to the key shareholder voting agreements, each of the key shareholders has agreed, promptly (and in any event within five (5) business days) after the registration statement of which this proxy statement/prospectus/consent solicitation statement forms a part is declared effective under the Securities Act by the SEC, to execute and deliver written consents approving the Mechanics merger proposal with respect to all of such key shareholder’s shares of Mechanics common stock entitled to act by written consent with respect thereto. The shares of Mechanics voting common stock that are owned by the key shareholders and subject to the key shareholder voting agreements represent approximately [ ]% of the Mechanics voting common stock issued and outstanding as of the consent record date. The execution and delivery of written consents by the Ford Entities, who are key shareholders, will constitute receipt by Mechanics of the shareholder approval required for the Mechanics merger proposal and, therefore, Mechanics expects to receive a number of written consents sufficient to satisfy the requisite Mechanics shareholder approval required under the merger agreement.
Q:	Who is entitled to give a written consent?
A:
The Mechanics board has set the close of business on the record date of [ ] (the “consent record date”) for determining the holders of Mechanics voting common stock entitled to execute and deliver written consents with respect to this consent solicitation. Holders of Mechanics voting common stock on the consent record date will be entitled to give or withhold a consent using the written consent furnished with this proxy statement/prospectus/consent solicitation statement.

Q:	How can I return my written consent?
A:
If you hold shares of Mechanics voting common stock as of the consent record date and you wish to submit your consent, you must fill out the enclosed written consent, date and sign it, and promptly return it to Mechanics by mailing it to Mechanics at 1111 Civic Drive, Walnut Creek, CA 94596, attention: Corporate Secretary or emailing a pdf copy to consents@mechanicsbank.com. Mechanics will not call or convene any meeting of its shareholders in connection with the merger proposal.

Q:	What happens if I do not return my written consent?
A:
If you hold shares of Mechanics voting common stock as of the consent record date and you do not return your written consent, that will have the same effect as a vote against the Mechanics merger proposal. However, under the key shareholder voting agreements, each of the key shareholders has agreed, promptly (and in any event within five (5) business days) after the registration statement of which this proxy statement/prospectus/consent solicitation statement forms a part is declared effective under the Securities Act by the SEC, to execute and deliver written consents approving the Mechanics merger proposal with respect to all of such key shareholder’s shares of Mechanics common stock entitled to act by written consent with respect thereto. The shares of Mechanics voting common stock that are owned by the key shareholders and subject to the key shareholder voting agreements represent approximately [ ]% of the Mechanics voting common stock issued and outstanding as of the consent record date. The execution and delivery of written consents by the Ford Entities, who are key shareholders, will constitute receipt by Mechanics of the shareholder approval required for the Mechanics merger proposal and, therefore, Mechanics expects to receive a number of written consents sufficient to constitute receipt of the requisite Mechanics shareholder approval required under the merger agreement.
Q:	What is the deadline for returning my written consent?
A:
The deadline for executing and returning the written consent to Mechanics is the earlier of [ ], 2025, which is the 60th and last day that a written consent may be delivered under California law to approve an action with a record date of [ ], or the closing date for the merger (the “consent deadline”).

Q:	Can I change or revoke my written consent?
A:
Yes. You may change or revoke your consent to the Mechanics merger proposal at any time before the earlier of the consent deadline and the receipt of the requisite Mechanics shareholder approval. If you wish to change or revoke a previously given consent, you may do so by mailing a notice of revocation or a new written consent with a later date to Mechanics by mailing it to Mechanics at 1111 Civic Drive, Walnut Creek, CA 94596, attention: Corporate Secretary or emailing a pdf copy to consents@mechanicsbank.com as described in the section entitled “Mechanics Solicitation of Written Consents—Submission of Consents.” However, please note that because the delivery of the written consents contemplated by the key shareholder voting agreements will constitute receipt of the requisite Mechanics shareholder approval, any such change or revocation is not expected to have an effect on the outcome.

Q:	What do I need to do now?
A:
Mechanics urges you to read carefully and consider the information contained in this proxy statement/prospectus/consent solicitation statement, including the Annexes hereto, and to consider how the merger and the other transactions contemplated by the merger agreement will affect you as a Mechanics shareholder. Once the registration statement of which this proxy statement/prospectus/consent solicitation statement forms a part has been declared effective by the SEC, Mechanics will solicit your written consent. The Mechanics board of directors unanimously recommends that all Mechanics shareholders approve the Mechanics merger proposal by executing and returning to Mechanics the written consent furnished with this proxy statement/prospectus/consent solicitation statement as soon as possible following the effectiveness of the registration statement and no later than the consent deadline.

Q:	Who can help answer my questions?
A:
If you have questions about the transaction or the process for returning your written consent, or if you need additional copies of this proxy statement/prospectus/consent solicitation statement or a replacement written consent, please contact: 1111 Civic Drive, Walnut Creek, CA 94596, attention: Corporate Secretary.

Q:	Do Mechanics shareholders have appraisal or dissenters’ rights?
A:
Under California law, which governs Mechanics shareholders’ dissenters’ rights, Mechanics shareholders will not be entitled to exercise any appraisal or dissenters’ rights in connection with the merger. For more information, see the section entitled “The Merger—Appraisal or Dissenters’ Rights in Connection with the Merger.”

Q:	What are the material U.S. federal income tax consequences of the merger to Mechanics shareholders?
A:
The merger is intended to qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and it is a condition to Mechanics’ and the HomeStreet Parties’ respective obligations to complete the merger that each of Mechanics and the HomeStreet Parties receive a legal opinion to the effect that the merger will so qualify. Accordingly, U.S. holders of Mechanics common stock generally will not recognize any gain or loss for U.S. federal income tax purposes on the exchange of Mechanics common stock for HomeStreet common stock in the merger, except for any gain or loss that may result from the receipt of cash instead of a fractional share of HomeStreet common stock. You should be aware that the tax consequences to you of the merger may depend upon your own situation. In addition, you may be subject to state, local or foreign tax laws that are not discussed in this proxy statement/prospectus/consent solicitation statement. You should therefore consult with your own tax advisor for a full understanding of the tax consequences to you of the merger. For a more complete discussion of the material U.S. federal income tax consequences of the merger, see the section entitled “Material U.S. Federal Income Tax Consequences of the Merger.”
Q:	Should Mechanics shareholders send in their stock certificates now?
A:
No. Mechanics shareholders SHOULD NOT send in any stock certificates now. If the merger is consummated, transmittal materials, with instructions for their completion, will be provided under separate cover to Mechanics shareholders, including with respect to physical stock certificates and uncertificated shares, and the stock certificates and other applicable deliveries should be sent at that time in accordance with such instructions.

Q:	Are there any risks that I should consider in deciding whether to provide a written consent approving the merger proposal?
A:
Yes. You should read and carefully consider the risk factors set forth in the section entitled “Risk Factors.” You also should read and carefully consider the risk factors of HomeStreet contained in the documents that are incorporated by reference into this proxy statement/prospectus/consent solicitation statement.

SUMMARY
This summary highlights selected information in this proxy statement/prospectus/consent solicitation statement and may not contain all of the information that is important to you. You should carefully read this entire proxy statement/prospectus/consent solicitation statement and its annexes and the other documents referred to in this proxy statement/prospectus/consent solicitation statement because the information in this section does not provide all the information that might be important to you with respect to the merger agreement, the merger and the other matters being considered at the HomeStreet special meeting or to be acted on in the Mechanics consent solicitation. You may obtain the information incorporated by reference into this proxy statement/prospectus/consent solicitation statement without charge by following the instructions in the section entitled “Where You Can Find More Information.”
Information about the Companies (page 80)
HomeStreet and HomeStreet Bank
601 Union Street, Suite 2000
Seattle, Washington 98101
(206) 623-3050
HomeStreet, Inc. (Nasdaq: HMST), a State of Washington corporation organized in 1921 and headquartered in Seattle, Washington, is a Washington-based diversified financial services holding company whose operations are primarily conducted through its wholly owned subsidiaries HomeStreet Statutory Trusts and HomeStreet Bank. HomeStreet Bank, which was incorporated in the State of Washington in 1986, has 56 branches and three (3) stand-alone lending offices in Washington, Oregon, California, Hawaii, Utah and Idaho serving customers throughout the western United States. HomeStreet Bank is engaged in commercial banking, consumer banking, and real estate lending, including construction and permanent loans on commercial real estate and single family residences. HomeStreet Bank also offers deposit products and services, including personal and business checking, savings accounts, interest-bearing negotiable order of withdrawal accounts, money market accounts, time certificates of deposit and treasury management products and services.
As a bank holding company, HomeStreet, Inc. is subject to supervision, regulation and examination by the Federal Reserve under the BHC Act. As a state-chartered non-member commercial bank, HomeStreet Bank is subject to supervision, regulation and examination by the State of Washington Department of Financial Institutions and the FDIC.
HomeStreet, Inc. depends on dividends, distributions and other payments from its subsidiaries to meet HomeStreet, Inc.’s obligations. Because of various regulatory considerations and restrictions, HomeStreet Bank’s profitability affects the amount of dividends that HomeStreet Bank may pay to HomeStreet, Inc.
As of March 31, 2025, HomeStreet Inc. had consolidated total assets of $7.8 billion, total loans of $6.1 billion, total deposits of $6.1 billion and total shareholders’ equity of $401 million.
HomeStreet common stock is currently listed on the Nasdaq under the symbol “HMST.”
For more information about HomeStreet, please visit https://www.homestreet.com. The information provided on HomeStreet’s website (other than the documents incorporated by reference herein) is not part of this proxy statement/prospectus/consent solicitation statement and is not incorporated herein by reference. Additional information about HomeStreet is included in documents incorporated by reference in this proxy statement/prospectus/consent solicitation statement.
Mechanics Bank
1111 Civic Drive
Walnut Creek, CA 94596
(925) 482-8000
Mechanics is a privately-owned California state-chartered nonmember bank with its headquarters and main office in Walnut Creek, California. Founded in 1905, Mechanics is an independent, full-service community bank. As of March 31, 2025, Mechanics had total assets of $16.5 billion, total loans of $9.4 billion and total deposits of $14.0 billion. In addition to its main office, Mechanics operates 112 branch locations through California, including locations in Greater San Francisco, Sacramento, Los Angeles and San Diego areas and throughout the Central Valley in California as of March 31, 2025.

Mechanics provides personal banking, business banking, trust and estate, brokerage and wealth management services. Mechanics’ retail banking products include a wide range of personal checking, savings and loan products (including credit card, home equity, home mortgage and secured/unsecured loans), as well as online banking and a variety of wealth management services (including trust and estate, investment management and financial planning services). Mechanics’ banking products and services for businesses include business checking and savings accounts, business debit cards, online banking, cash management services, wealth management services, business credit cards, commercial real estate loans, equipment leasing and loans guaranteed by the Small Business Administration.
Mechanics operates under a California state banking charter issued by the California Department of Financial Protection and Innovation (the “CDFPI”), its primary state regulator. Mechanics is a member of the Federal Home Loan Bank (“FHLB”) system, and maintains insurance on deposit accounts with the Federal Deposit Insurance Corporation (“FDIC”), which is also Mechanics’ primary federal regulator.
The Merger and the Merger Agreement (pages 128 and 166)
The terms and conditions of the merger are contained in the merger agreement, a copy of which is attached as Annex A to this proxy statement/prospectus/consent solicitation statement and incorporated by reference herein. You are encouraged to read the entire merger agreement carefully, as it is the primary legal document that governs the merger.
Structure of the Merger
On the terms and subject to the conditions set forth in the merger agreement, at the effective time, HomeStreet Bank will merge with and into Mechanics, with Mechanics surviving the merger and becoming a wholly owned subsidiary of HomeStreet. In connection with the merger, HomeStreet will be renamed “Mechanics Bancorp”. After the effective time, HomeStreet will remain a publicly traded company.
Merger Consideration
Upon the terms and subject to the conditions set forth in the merger agreement, at the effective time of the merger, each share of Mechanics voting common stock issued and outstanding immediately prior to the effective time, subject to certain exceptions, will be converted into the right to receive 3,301.0920 shares of Class A common stock. All existing shares of HomeStreet common stock currently authorized and held by HomeStreet shareholders will be redesignated as Class A common stock at the effective time pursuant to the articles amendment. Further, upon the terms and subject to the conditions set forth in the merger agreement, at the effective time, each share of Mechanics non-voting common stock issued and outstanding immediately prior to the effective time will be converted into the right to receive 330.1092 shares of Class B common stock, which will be newly created pursuant to the articles amendment.
If, prior to the effective time, the outstanding shares of HomeStreet common stock or Mechanics common stock are changed into a different number or class of shares, including by reason of any reclassification, recapitalization, stock split or combination, exchange or readjustment of shares or similar transaction, or stock dividend with a record date before the effective time, excluding any change resulting from vesting or exercise of any Mechanics RSUs and HomeStreet Equity Awards outstanding as of the date on which the merger agreement is entered into, the exchange ratios and any other amounts payable pursuant to the merger agreement will be appropriately adjusted to provide HomeStreet and Mechanics shareholders, as well as holders of Mechanics RSUs and HomeStreet Equity Awards, the same economic effect as contemplated by the merger agreement prior to such event.
To the extent applicable, the conversion of Mechanics common stock will not occur with respect to Mechanics common stock owned by HomeStreet or Mechanics, in each case other than shares (x) held in certain accounts or a fiduciary or agency capacity that are beneficially owned by third parties or (y) held by HomeStreet or Mechanics in respect of debts previously contracted.
In lieu of the issuance of any such fractional share of HomeStreet common stock, HomeStreet will pay to each Mechanics shareholder who otherwise would be entitled to receive a fractional share an amount in cash rounded to the nearest cent. This cash amount will be determined by multiplying (i) the average of the closing-sale prices of HomeStreet common stock on the Nasdaq or NYSE, as applicable, as reported by The Wall Street Journal for the consecutive period of five (5) full trading days ending on the day preceding the closing date by (ii) the fraction of a share (after taking into account all shares of Mechanics common stock held by such holder immediately prior to the effective time and rounded to the nearest thousandth when expressed in decimal form) of HomeStreet common stock which such holder would otherwise be entitled to receive pursuant to the merger agreement (and, in the case of rounding in respect of Class B common stock, multiplied by ten (10), subject to adjustment as provided in the amended articles).
For more information on the exchange ratios, see the section entitled “The Merger—Terms of the Merger” beginning and the section entitled “The Merger Agreement—Merger Consideration.”
Treatment of HomeStreet Equity Awards (page 169)
At the effective time, outstanding HomeStreet Equity Awards will be treated as follows:
•
each outstanding HomeStreet RSU will remain outstanding and be continued subject to the same terms and conditions (including vesting terms and terms with respect to dividend equivalents) as applied immediately prior to the effective time; and

•
any vesting conditions applicable to each outstanding HomeStreet PSU, whether vested or unvested, will automatically accelerate, and each such HomeStreet PSU will be cancelled and entitle the holder to receive (1) a number of shares of the Class A common stock equal to the number of shares of HomeStreet common stock (immediately prior to the effective time) subject to such HomeStreet PSU based on target performance plus (2) an amount in cash equal to the amount of all dividends, if any, accrued but unpaid as of the effective time with respect to such HomeStreet PSU based on target performance.

Treatment of Mechanics Equity Awards
The Mechanics equity awards held by Mechanics’ directors and executive officers immediately prior to the effective time will be adjusted to reflect the merger in the same manner as those Mechanics equity awards held by other employees generally. At the effective time, each outstanding Mechanics RSU will automatically be converted into an Assumed HomeStreet RSU in respect of the number of shares of the Class A common stock (rounded to the nearest whole share) equal to (1) the total number of shares of Mechanics common stock subject to the Mechanics RSU immediately prior to the effective time multiplied by (2) the Class A exchange ratio. Each Assumed HomeStreet RSU will otherwise remain subject to the same terms and conditions (including vesting terms, performance measures, and terms with respect to dividend equivalents) as applied to the corresponding Mechanics RSU immediately prior to the effective time.
Material U.S. Federal Income Tax Consequences of the Merger (page 187)
The merger is intended to qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and it is a condition to the HomeStreet Parties’ and Mechanics’ respective obligations to complete the merger that each of the HomeStreet Parties and Mechanics receive a legal opinion to the effect that the merger will so qualify. Accordingly, U.S. holders of Mechanics common stock generally will not recognize any gain or loss for U.S. federal income tax purposes on the exchange of Mechanics common stock for HomeStreet common stock in the merger, except for any gain or loss that may result from the receipt of cash instead of a fractional share of HomeStreet common stock. You should be aware that the tax consequences of the merger may depend upon your own situation. In addition, you may be subject to state, local or foreign tax laws that are not discussed in this proxy statement/prospectus/consent solicitation statement. You should therefore consult with your own tax advisor for a full understanding of the tax consequences to you of the merger.
For more detailed information, please refer to the section entitled “Material U.S. Federal Income Tax Consequences of the Merger.”
The United States federal income tax consequences described above may not apply to all U.S. holders of Mechanics common stock. Your tax consequences will depend on your individual situation. Accordingly, we strongly urge you to consult your tax advisor for a full understanding of the particular tax consequences of the merger to you.
Risk Factors (page 29)
The merger, HomeStreet and Mechanics are, and the combined company will be, subject to a number of risks. You should carefully read this proxy statement/prospectus/consent solicitation statement and give special consideration to the factors discussed in the section entitled “Risk Factors.” You should carefully consider those risks before deciding on the matters being considered at the HomeStreet special meeting or to be acted on in the Mechanics consent solicitation. Such risks include, among others, those listed below. You should read and consider risk factors specific to each of HomeStreet’s business and Mechanics’ business, as such risks will also affect the combined company after the merger.
•
Events impacting the financial services industry may adversely affect the businesses of HomeStreet, Mechanics and the combined company, the ability of the parties to obtain the requisite regulatory approvals and the market price of HomeStreet common stock;

•	The market price of HomeStreet common stock after the merger may be affected by factors different from those currently affecting the shares of HomeStreet common stock;
•	Future sales of shares by existing stockholders of HomeStreet and Mechanics could cause the combined company’s stock price to decline;
•
The opinion delivered by KBW to the HomeStreet board of directors in connection with the merger agreement will not reflect any changes in circumstances that may have occurred since the date of such opinion;

•	HomeStreet and Mechanics are expected to incur substantial costs related to the merger and integration, and these costs may be greater than anticipated due to unexpected events;
•	Combining HomeStreet and Mechanics may be more difficult, costly or time-consuming than expected, and HomeStreet and Mechanics may fail to realize the anticipated benefits of the merger;
•	The future results of the combined company following the completion of the merger may suffer if the combined company does not effectively manage its expanded operations;
•	The combined company may be unable to retain HomeStreet or Mechanics personnel successfully prior to integration and after the completion of the merger;
•
Regulatory approvals may not be received, may take longer than expected or may impose conditions that are not presently anticipated or that could have an adverse effect on the combined company following the merger;

•
The unaudited pro forma combined condensed consolidated financial information included in this proxy statement/prospectus/consent solicitation statement is preliminary and the actual financial condition and results of operations of the combined company after the merger may differ materially;

•	Failure to complete the merger could negatively impact HomeStreet and/or Mechanics;
•	HomeStreet and Mechanics will be subject to business uncertainties and contractual restrictions in the merger agreement while the merger is pending;
•	The merger agreement limits HomeStreet’s ability to pursue alternatives to the merger and may discourage other companies from trying to acquire HomeStreet;
•
Each HomeStreet shareholder will have a substantially reduced ownership and voting interest, and each shareholder holding Mechanics voting common stock will have a reduced ownership and voting interest, in the combined company after the consummation of the merger than the holder’s interest in HomeStreet or Mechanics individually, as applicable, prior to the consummation of the merger;

•
Following the consummation of the merger, the Ford Entities and their controlled affiliates will control approximately 77.7% of the voting power of the combined company, and the Ford Entities and such affiliates will have the ability to elect the combined company’s directors and have control over most other matters submitted to shareholders for approval;

•	Certain shareholders of the combined company will have registration rights, the exercise of which could adversely affect the trading price of combined company common stock;
•
Following the merger, an active trading market for the combined company common stock may not be sustained and the shareholders may not be able to resell their shares of combined company common stock for a profit;

•	Issuance of shares of HomeStreet common stock in connection with the merger may adversely affect the market price of HomeStreet common stock;
•
Shareholder litigation related to the merger could prevent or delay the completion of the merger, result in the payment of damages or otherwise negatively impact the business and operations of HomeStreet, Mechanics and the combined company;

•	Business and results of operations may be adversely affected by unpredictable economic, market and business conditions;
•	An adverse change in real estate market values may result in losses and otherwise adversely affect profitability;
•	Inflationary pressures and rising prices may affect results of operations and financial condition;
•
Liquidity, primarily through deposits, is essential to Mechanics’ business. A lack of liquidity, or an increase in the cost of liquidity could materially impair Mechanics’ ability to fund its operations and jeopardize Mechanics’ consolidated financial condition, consolidated results of operations and cash flows;

•
Mechanics’ operational systems and networks have been, and will continue to be, subject to an increasing risk of continually evolving cybersecurity or other technological risks, which could result in a loss of customer business, financial liability, regulatory penalties, damage to Mechanics’ reputation or the disclosure of confidential information;

•	Mechanics’ geographic concentration may magnify the adverse effects and consequences of any regional or local economic downturn;
•	Mechanics’ risk management processes may not fully identify and mitigate exposure to the various risks that Mechanics faces, including interest rate, credit, liquidity and market risk;
•	Negative publicity regarding Mechanics, or financial institutions in general, could damage Mechanics’ reputation and adversely impact its business and results of operations;
•	Mechanics faces strong competition from other financial institutions and financial service companies, which may adversely affect its operations and financial condition;
•
Mechanics is subject to extensive supervision and regulation that could restrict its activities and impose financial requirements or limitations on the conduct of its business and limit its ability to generate income; and

•
Mechanics’ failure to comply with stringent capital requirements could result in regulatory criticism, requirements and restrictions, and Mechanics may be subject to more stringent capital requirements in the future.

HomeStreet’s Reasons for the Merger; Recommendation of the HomeStreet Board of Directors (page 134)
After careful consideration, the HomeStreet board of directors, at a special meeting held on March 28, 2025, based upon the information provided to the HomeStreet board and upon such other matters as were deemed relevant by the HomeStreet board, unanimously (i) determined that the merger agreement and the transactions (including, without limitation, the merger, the articles amendment and the share issuance) are fair to and in the best interests of HomeStreet and its shareholders and declared it advisable for HomeStreet to enter into the merger agreement, (ii) adopted and approved the merger agreement and related transaction agreements, the key shareholder voting agreements, the registration rights agreement and the consulting agreement, and (iii) authorized and approved the execution, delivery and performance of the merger agreement and the transactions contemplated thereby, including the merger. Accordingly, the HomeStreet board of directors unanimously recommends that the HomeStreet shareholders vote “FOR” the HomeStreet articles amendment proposal, “FOR” the HomeStreet share issuance proposal, “FOR” the HomeStreet new equity incentive plan proposal, “FOR” the HomeStreet merger-related compensation proposal and “FOR” the HomeStreet adjournment proposal. For a more detailed discussion of the HomeStreet board of directors’ recommendation, see the section entitled “The Merger—HomeStreet’s Reasons for the Merger; Recommendation of the HomeStreet Board of Directors.”

Mechanics’ Reasons for the Merger; Recommendation of the Mechanics Board of Directors (page 137)
After careful consideration, the Mechanics board of directors, at a special meeting held on March 26, 2025, based upon the information provided to the Mechanics board and upon such other matters as were deemed relevant by the Mechanics board, unanimously determined that the entry into the merger agreement and the consummation of the transactions contemplated thereby, on the terms and conditions set forth in the merger agreement, were advisable and in the best interests of Mechanics and its shareholders and recommended that Mechanics shareholders entitled to consent approve the Mechanics merger proposal. The Mechanics board unanimously recommends that Mechanics shareholders entitled to consent approve the merger proposal by executing and returning the written consent furnished with this proxy statement/prospectus/consent solicitation statement. For a discussion of the factors considered by the Mechanics board of directors in approving the merger agreement, see the section entitled “The Merger—Mechanics’ Reasons for the Merger; Recommendation of the Mechanics Board of Directors.”
Opinion of HomeStreet’s Financial Advisor (page 140)
In connection with the merger, HomeStreet’s financial advisor, Keefe, Bruyette & Woods, Inc. (“KBW”), delivered a written opinion, dated March 28, 2025, to the HomeStreet board of directors as to the fairness, from a financial point of view and as of the date of the opinion, to HomeStreet of the consideration to be paid to holders of Mechanics common stock in the proposed merger. The full text of KBW’s opinion, which describes the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review undertaken by KBW in preparing the opinion, is attached as Annex E to this document. The opinion was for the information of, and was directed to, the HomeStreet board of directors (in its capacity as such) in connection with its consideration of the financial terms of the merger. The opinion did not address the underlying business decision of HomeStreet to engage in the merger or enter into the merger agreement or constitute a recommendation to the HomeStreet board of directors in connection with the merger, and it does not constitute a recommendation to any HomeStreet shareholder or any shareholder of any other entity as to how to vote or act in connection with the merger or any other matter, nor does it constitute a recommendation as to whether or not any such shareholder should enter into a voting, shareholders’, affiliates’ or other agreement with respect to the merger or exercise any dissenters’ or appraisal rights that may be available to such shareholder.
For more information, see the section entitled “The Merger—Opinion of HomeStreet’s Financial Advisor” and Annex E to this proxy statement/prospectus/consent solicitation statement.
Interests of HomeStreet Directors and Executive Officers in the Merger (page 152)
In considering the recommendation of the HomeStreet board of directors to vote “FOR” the HomeStreet articles amendment proposal, “FOR” the HomeStreet share issuance proposal, “FOR” the HomeStreet merger-related compensation proposal, “FOR” the HomeStreet new equity incentive plan proposal and “FOR” the HomeStreet adjournment proposal, holders of HomeStreet common stock should be aware that the directors and executive officers of HomeStreet have interests in the merger that are different from, or in addition to, the interests of holders of HomeStreet common stock generally. These interests include, among others, the following:
•
at the effective time, each outstanding HomeStreet RSU will remain outstanding and be continued subject to the same terms and conditions (including vesting terms and terms with respect to dividend equivalents) as applied immediately prior to the effective time;

•
at the effective time, any vesting conditions applicable to each outstanding HomeStreet PSU, whether vested or unvested, will automatically accelerate, and each such HomeStreet PSU will be cancelled and entitle the holder to receive (1) a number of shares of Class A common stock equal to the number of shares of HomeStreet common stock (immediately prior to the effective time), subject to such HomeStreet PSU based on target performance plus (2) an amount in cash equal to the amount of all dividends, if any, accrued but unpaid as of the effective time with respect to such HomeStreet PSU based on target performance;

•
HomeStreet, Mechanics and Mark K. Mason have entered into the consulting agreement, which will commence on the first day following the effective time of the merger and which provides for certain compensation and benefits in connection with Mr. Mason’s service to HomeStreet and Mechanics following the closing of the merger, and which, among other things, provides for the extension of Mr. Mason’s existing non-competition obligations through the consulting period and for a period of six (6) months thereafter;

•
Mr. Mason will also be entitled to receive payment of the severance payments and benefits contemplated by, and in accordance with, the applicable change in control severance terms of his employment agreement with HomeStreet, as modified by the consulting agreement;

•
each other HomeStreet executive officer is entitled to certain change in control severance payments and benefits upon a qualifying termination of employment within 90 days prior to or within 12 months following the consummation of the merger;

•	one (1) of HomeStreet’s directors will continue to serve as a director of the combined company following the closing of the merger; and
•
pursuant to the terms of the merger agreement, HomeStreet’s present and former directors and executive officers are entitled to indemnification and advancement of expenses, and six (6) years of continued liability insurance coverage, either by way of obtaining at or prior to the effective time a six (6) year “tail” policy under HomeStreet’s existing liability or insurance policy, or, if such a policy is not available, by maintaining its existing liability insurance policy for a period of six (6) years after the effective time.

The HomeStreet board of directors was aware of and considered these respective interests, among other matters, in evaluating and negotiating the merger agreement when deciding to adopt and approve the merger agreement and in making its recommendation that HomeStreet shareholders vote to approve the HomeStreet articles amendment proposal, the HomeStreet share issuance proposal, the HomeStreet merger-related compensation proposal, the HomeStreet new equity incentive plan proposal and the HomeStreet adjournment proposal. For more information, see section entitled “The Merger—Background of the Merger” and “The Merger—Mechanics’ Reasons for the Merger; Recommendation of the Mechanics Board of Directors.” These interests are described in more detail, and certain of them are quantified in the narrative and in the section entitled “The Merger—Interests of HomeStreet’s Directors and Executive Officers in the Merger.”
Interests of Mechanics Directors and Executive Officers in the Merger (page 160)
In considering the recommendation of the Mechanics board of directors to approve the Mechanics merger proposal, Mechanics shareholders should be aware that Mechanics’ directors and executive officers have certain interests in the merger that may be different from, or in addition to, the interests of Mechanics shareholders generally. These interests include, among others, the following:
•
certain of Mechanics’ executive officers hold outstanding Mechanics RSUs that will automatically be converted into corresponding HomeStreet equity awards based on the exchange ratio, as described under the section entitled “The Merger Agreement—Treatment of Mechanics Equity Awards.” Such converted HomeStreet equity awards will be subject to the same terms and conditions as were applicable to such Mechanics RSUs immediately prior to the effective time (including vesting terms, performance measures, and terms with respect to dividend equivalents);

•
Mechanics’ directors and certain of Mechanics’ executive officers are expected to continue to serve as directors or executive officers, as applicable, of the combined company and the surviving bank following the effective time; and

•	Mechanics’ directors and executive officers are entitled to continued indemnification and insurance coverage under the merger agreement.
The Mechanics board of directors was aware of these interests and considered them, among other matters, in making its recommendation that Mechanics shareholders approve the merger proposal. For more information, see section entitled “The Merger—Background of the Merger” and “The Merger—Mechanics’ Reasons for the Merger; Recommendation of the Mechanics Board of Directors.” These interests are described in more detail in the section entitled “Interests of Mechanics Directors and Executive Officers in the Merger.”
Governance of the Combined Company after the Merger (page 161)
Articles Amendment
In connection with the merger and subject to the approval by HomeStreet shareholders of the HomeStreet articles amendment proposal, the HomeStreet articles will be amended to, among other things (i) change the name of HomeStreet from “HomeStreet Inc.” to “Mechanics Bancorp”, (ii) increase the number of authorized shares of

HomeStreet common stock from 160,000,000 to 1,900,000,000 and HomeStreet preferred stock from 10,000 to 120,000, and (iii) authorize the issuance of two (2) classes of HomeStreet common stock, 1,897,500,000 shares of which will be Class A common stock and 2,500,000 shares of which will be Class B common stock. A copy of the articles amendment is attached to this proxy statement/prospectus/consent solicitation statement as Annex B.
After the effective time, the amended and restated articles, as amended prior to the effective time in the form of the articles amendment, will be the articles of incorporation of the combined company until thereafter amended in accordance with applicable law.
Bylaws
Prior to the effective time, the HomeStreet board of directors will take all actions necessary to cause the bylaws of HomeStreet to be amended as set forth in Exhibit D to the merger agreement, which is attached as Annex C to this proxy statement/prospectus/consent solicitation statement, and such amended and restated bylaws, as amended immediately prior to the effective time, will be the bylaws of the combined company, until thereafter amended in accordance with applicable law. The amended and restated bylaws implement certain governance matters for the combined company following the adoption of the amended and restated articles, including the change of the combined company’s name to Mechanics Bancorp.
Stock Exchange Listings
Shares of HomeStreet common stock are currently listed on Nasdaq under the symbol “HMST.” Pursuant to the merger agreement, HomeStreet has agreed to prepare and file a listing application with the NASDAQ or NYSE to cause the outstanding shares of HomeStreet common stock and shares of HomeStreet common stock to be issued in the merger to be approved for listing on the NASDAQ or NYSE prior to the effective time. Immediately after the effective time, it is expected that the Class A common stock will trade on the NASDAQ under the symbol “[ ].” There can be no assurance that HomeStreet will obtain such approval from NASDAQ.
In addition, under the merger agreement, Mechanics’ obligation to complete the merger is subject to the satisfaction or waiver, at or prior to the merger, of various conditions, including that the shares of HomeStreet common stock to be issued in the merger have been approved for listing on the Nasdaq or NYSE, subject to official notice of issuance.
Controlled Company
Following the consummation of the merger, the Ford Entities will control approximately 77.7% of the voting power of the combined company. The combined company will therefore be a “controlled company” for purposes of NASDAQ Listing Rules and Section 303A of the NYSE Listed Company Manual and will qualify for, and intends to rely on, exemptions from certain governance standards that would otherwise be applicable.
Under NASDAQ Listing Rules and Section 303A of the NYSE Listed Company Manual, a company of which more than 50% of the voting power is held by an individual, a group or another company is a “controlled company” and is exempt from certain corporate governance requirements that would otherwise require the combined company to have: (i) a nominating committee comprised solely of independent directors or select or recommend director nominees by a majority of the independent directors and (ii) a compensation committee comprised solely of independent directors. The combined company intends to rely on these exemptions. The controlled company exemption does not modify the independence requirements for the audit committee, and the combined company intends to continue to comply with the requirements of NASDAQ or NYSE rules with respect thereto. For additional information, please see the section entitled “Management Following The Merger.”
Boards of Directors of the Combined Company
At the effective time, in accordance with the amended and restated bylaws and the merger agreement, the board of directors of the combined company will consist of the members of the Mechanics board of directors immediately prior to the effective time (the “legacy Mechanics directors”), including Carl B. Webb, who will serve as Executive Chairman of the board of directors of the combined company, and one (1) director who was a member of the HomeStreet board of directors immediately prior to the effective time and designated by Mechanics (the “legacy HomeStreet director”).
Following the effective time, pursuant to the registration rights agreement, as long as Rabobank and its permitted transferees (the “Rabobank Parties”) beneficially own, in the aggregate, at least 4.9% of the outstanding capital stock and other classes of equity securities of the combined company, the Rabobank Parties will have the right to appoint one (1) observer to the combined company board of directors, and from and after such time as the Rabobank Parties acquire additional shares of the combined company’s voting common stock such that they beneficially own, in the aggregate 9.9% or more of the combined company’s voting common stock, the Rabobank Parties will have the right to appoint one (1) director to the combined company board of directors (subject to the combined company’s board of directors’ reasonable approval). Immediately following the effective time, the board of directors of the combined company is expected to consist of: Carl B. Webb, E. Michael Downer, Patricia Cochran, Adrienne Crowe, Douglas Downer, Kenneth D. Russell, Jon Wilcox and Nancy D. Pellegrino.
Committees of the Combined Company Board of Directors Following the Merger
The HomeStreet board of directors has an established standing executive committee, audit committee, compensation committee, enterprise risk management committee, and nominating and governance committee, each of which operate pursuant to a charter adopted by the HomeStreet board of directors. After completion of the merger, the combined company’s board of directors will continue to have such standing committees, other than the executive committee. Because the combined company will be a “controlled company” under the corporate governance standards of NASDAQ or the NYSE, the combined company is not required to have a compensation committee composed of independent directors or a nominating and corporate governance committee composed of independent directors.
Management of the Combined Company after the Merger
HomeStreet and Mechanics have announced members of the resulting executive management team of the combined company will consist of certain current executive officers of HomeStreet or Mechanics. For more information, see the sections entitled “Management Following the Merger” and “The Merger—Governance of the Combined Company Following the Merger—Management of the Combined Company After the Merger.”
Name and Headquarters
The merger agreement, the amended and restated articles and the amended and restated bylaws provide that the names of the combined company and the surviving bank will be Mechanics Bancorp and Mechanics, respectively. The headquarters of the combined company will be located in Walnut Creek, California. The headquarters of the surviving bank will be located in Walnut Creek, California.
Regulatory Approvals (page 163)
Subject to the terms of the merger agreement, HomeStreet and Mechanics have agreed to cooperate with each other and use their reasonable best efforts to promptly prepare and file all necessary documentation, to effect all applications, notices, petitions and filings, to obtain as promptly as practicable all permits, consents, approvals and authorizations of all third parties and governmental entities which are necessary or advisable to consummate the transactions contemplated by the merger agreement (including the merger), and to comply with the terms and conditions of all such permits, consents, approvals and authorizations of all such governmental entities. As of the date of this proxy statement/prospectus/consent solicitation statement, all initial bank-regulatory applications, notices, petitions and filings in respect of the requisite regulatory approvals have been made. These approvals include, among others, the approval of the Board of Governors of the Federal Reserve System (the “Federal Reserve”), the FDIC, the CDFPI and the Washington State Department of Financial Institutions, Division of Banks. The initial submission of these regulatory applications occurred on April 25, 2025. Additional notifications and/or applications requesting approval may be submitted to various other federal, state and non-U.S. regulatory authorities and self-regulatory organizations, including, but not limited to, notifications and/or applications to certain state financial services and banking regulators with respect to Mechanics maintaining existing HomeStreet Bank offices in those states. The initial submission of the notice to the Hawaii Department of Commerce and Consumer Affairs with respect to Mechanics’ operation of the branches of HomeStreet Bank located in Hawaii occurred on April 25, 2025. The initial submission of the notice to the Oregon Department of Consumer and Business Services with respect to the filing of the application to the Federal Reserve under Section 3 of the Bank Holding Company Act and the filing of a bank merger application to the FDIC occurred on April 25, 2025. In addition, on June 9, 2025, a notification and report form was filed with the Antitrust Division of the Department of Justice and the Federal Trade Commission pursuant to the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), with respect to the merger. On June 24, 2025, the parties received early termination of the applicable waiting period under the HSR Act.

Although neither HomeStreet nor Mechanics knows of any reason why it cannot obtain the remaining regulatory approvals in a timely manner, HomeStreet and Mechanics cannot be certain when or if they will be obtained, or that the granting of these regulatory approvals will not involve the imposition of conditions on the completion of the merger.
Expected Timing of the Merger
Neither HomeStreet nor Mechanics can predict the actual date on which the merger will be completed, or if the merger will be completed at all, because completion is subject to conditions and factors outside the control of HomeStreet and Mechanics. Mechanics must obtain the requisite Mechanics shareholder approval, and HomeStreet must obtain the requisite HomeStreet shareholder approval. HomeStreet and Mechanics must also obtain necessary regulatory approvals and satisfy certain other closing conditions. HomeStreet and Mechanics expect the merger to be completed promptly once HomeStreet and Mechanics have obtained their respective shareholders’ approvals noted above, have obtained necessary regulatory approvals and have satisfied certain other closing conditions. Subject to the satisfaction of the conditions to the merger, the merger is expected to close in the third quarter of 2025.
The Merger Agreement (page 166)
Conditions to Complete the Merger (page 181)
As more fully described elsewhere in this proxy statement/prospectus/consent solicitation statement and in the merger agreement, the completion of the merger is subject to the satisfaction or waiver by the party entitled to the benefit of such condition (as permitted by applicable law) of a number of conditions. These conditions include:
•	(i) the requisite Mechanics shareholder approval having been obtained, and (ii) the requisite HomeStreet shareholder approval having been obtained;
•
(i) all requisite regulatory approvals having been obtained and remaining in full force and effect, and all statutory waiting periods in respect thereof having expired or been terminated and (ii) in the case of obligations of Mechanics to effect the merger, such requisite regulatory approvals having not resulted in any material burdensome condition;

•
the registration statement of which this proxy statement/prospectus/consent solicitation statement is a part having become effective under the Securities Act and no stop order suspending the effectiveness of such registration statement having been issued, and no proceedings for such purpose having been initiated or threatened by the SEC and not withdrawn;

•
no order, injunction or decree issued by any court or other governmental entity of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the merger or any of the other transactions contemplated by the merger agreement being in effect, and no law, statute, regulation, rule, order, injunction or decree having been enacted, entered, promulgated or enforced by any governmental entity which prohibits or makes illegal the consummation of the merger or any of the other transactions contemplated by the merger agreement;

•
the accuracy of the representations and warranties of each party contained in the merger agreement generally as of the date on which the merger agreement was entered into and as of the closing date, subject to the materiality standards provided in the merger agreement (and the receipt by each party of a certificate, dated as of the closing date and signed on behalf of the other party by the chief executive officer or the chief financial officer, to the foregoing effect);

•
the performance by the other party in all material respects of the obligations, covenants and agreements required to be performed by it under the merger agreement at or prior to the closing (and the receipt by each party of a certificate, dated as of the closing date, signed on behalf of the other party by the chief executive officer or the chief financial officer, to the foregoing effect);

•
receipt by each party of an opinion of its legal counsel (or another nationally recognized law firm), in form and substance reasonably satisfactory to such party, dated as of the closing date, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code; and

•
with respect only to Mechanics’ obligation to complete the merger, the authorization of the listing of the shares of HomeStreet that are issuable pursuant to the merger agreement on the Nasdaq or NYSE, subject to official notice of issuance.

Neither HomeStreet nor Mechanics can provide assurance as to when or if all of the conditions to the merger can or will be satisfied or waived by the appropriate party.
Termination of the Merger Agreement (page 182)
The merger agreement can be terminated at any time prior to the effective time (or such earlier time specified below) in the following circumstances:
•	by mutual written consent of HomeStreet and Mechanics;
•
by either the HomeStreet Parties or Mechanics if any requisite regulatory approval has been denied by the relevant governmental entity that must grant such requisite regulatory approval and such denial has become final and nonappealable or any governmental entity of competent jurisdiction has issued a final and nonappealable order or other legal restraint or prohibition permanently enjoining or otherwise prohibiting or making illegal the consummation of the merger, unless the failure to obtain a requisite regulatory approval is due to the failure of the party seeking to terminate the merger agreement to perform or observe the obligations, covenants and agreements of such party set forth in the merger agreement;

•
by either the HomeStreet Parties or Mechanics if the merger has not been consummated on or before March 28, 2026 (which may be extended to June 28, 2026 in certain circumstances set forth in the merger agreement), unless the failure of the closing to occur by such date is due to the failure of the party seeking to terminate the merger agreement to perform or observe its obligations, covenants and agreements of such party under the merger agreement;

•
by either the HomeStreet Parties or Mechanics (provided that the terminating party is not then in material breach of any representation, warranty, obligation, covenant or other agreement contained in the merger agreement) if there is a breach of any of the obligations, covenants or agreements or any of the representations or warranties (or any such representation or warranty ceases to be true or correct) set forth in the merger agreement on the part of the HomeStreet Parties, in the case of a termination by Mechanics, or on the part of Mechanics, in the case of a termination by the HomeStreet Parties, which breach or failure to be true, either individually or in the aggregate with all other breaches by such party (or failures of such representations or warranties to be true), would constitute, if occurring or continuing on the closing date, the failure of a closing condition of the terminating party and which is not cured within 45 days following written notice to the party committing such breach, or by its nature or timing cannot be cured during such period (or such fewer days as remain prior to the termination date);

•
by either the HomeStreet Parties or Mechanics if the requisite HomeStreet shareholder approval has not been obtained at the HomeStreet special meeting or at any adjournment or postponement thereof at which a vote on the HomeStreet share issuance proposal and HomeStreet articles amendment proposal is taken;

•
by the HomeStreet Parties if Mechanics failed to deliver to HomeStreet duly executed counterparts of the key shareholder voting agreements within 24 hours following the date of the merger agreement (this termination right is no longer applicable because such key shareholder voting agreements were delivered within 24 hours of the date of the merger agreement); and

•
by Mechanics prior to such time as the requisite HomeStreet shareholder approval is obtained, if (i) HomeStreet or the HomeStreet board of directors has made a recommendation change or (ii) HomeStreet or the HomeStreet board of directors has breached certain covenants related to stockholder approvals or acquisition proposals in any material respect.

Termination Fee (page 182)
If the merger agreement is terminated in certain circumstances, including certain circumstances involving alternative acquisition proposals and changes in the recommendation of the HomeStreet board of directors, HomeStreet will be required to pay Mechanics a termination fee equal to $10 million in cash. For more information, see the section entitled “The Merger Agreement—Effect of Termination; Termination Fee.”

Key Shareholder Voting Agreements (page 185)
Shortly after the execution of the merger agreement, HomeStreet entered into the Ford Entities voting agreement and the Rabobank voting agreement (collectively, the “key shareholder voting agreements”).
The key shareholder voting agreements provide, among other things, that each key shareholder will, following the effectiveness of the registration statement of which this proxy statement/prospectus/consent solicitation statement forms a part, promptly (and in any event within five (5) business days) execute and deliver (or cause to be executed and delivered) to Mechanics a written consent approving the merger agreement and the transactions contemplated by the merger agreement, with respect to all of such key shareholder’s shares of Mechanics capital stock entitled to act by written consent thereto.
As of the date of the key shareholder voting agreements, the key shareholders collectively owned, of record or beneficially, a majority of the voting power of the outstanding shares of Mechanics voting common stock. As of the consent record date, the key shareholders collectively owned approximately [ ]% of the outstanding shares of Mechanics voting common stock. Accordingly, the execution and delivery of written consents by all of the key shareholders will constitute receipt by Mechanics of the shareholder approval required for the Mechanics merger proposal and therefore satisfy the closing condition in the merger agreement relating to receipt of the Mechanics requisite shareholder approval.
Registration Rights Agreement (page 186)
In connection with the merger agreement, HomeStreet, Mechanics, the Ford Entities and Rabobank entered into a registration rights agreement, dated as of March 28, 2025, which will become effective as of the effective time.
Pursuant to the registration rights agreement, (i) each of the Ford Entities and Rabobank is entitled to certain demand registration rights, shelf takedown rights and piggyback registration rights with respect to shares of the combined company common stock it acquires in the merger, in each case, subject to certain minimum and maximum thresholds and other customary limitations, and (ii) the combined company is required to use reasonable best efforts to file, within 180 days of the closing date, a resale shelf registration statement on Form S-3 covering the shares of the combined company common stock acquired by the Ford Entities and Rabobank in the merger. The shares of HomeStreet common stock to be issued by HomeStreet to the Ford Entities in the merger are not being registered pursuant to the registration statement of which this proxy statement/prospectus/consent solicitation statement forms a part.
The combined company will pay the registration expenses (other than underwriting discounts, selling commissions, stock transfer taxes and fees and certain legal fees) of the shares registered pursuant to the demand registration rights, shelf takedown rights and piggyback registration rights. The applicable Ford Entities or Rabobank Parties will pay such underwriting discounts, selling commissions, stock transfer taxes and fees and legal fees.
Further, the combined company, Mechanics, the Ford Entities and Rabobank each agree to, and agree to cause their respective affiliates to, cooperate with each other with respect to certain bank regulatory matters and to use reasonable best efforts to comply with certain regulatory requirements. For more information, see the section entitled “The Registration Rights Agreement.”
Accounting Treatment of the Merger (page 165)
The merger will be accounted for as a reverse acquisition of HomeStreet by Mechanics under the reverse acquisition method of accounting in accordance with the U.S. generally accepted accounting principles (“GAAP”), and Mechanics will be treated as the acquirer for accounting purposes.
The Rights of Mechanics Shareholders and HomeStreet Shareholders Will Change as a Result of the Merger (page 202)
Upon the completion of the merger, Mechanics shareholders will receive shares of the combined company common stock in the merger and will cease to hold shares of Mechanics common stock. The rights of existing HomeStreet shareholders will also change upon the adoption of the articles amendment. The future rights of the combined company shareholders (which will include existing Mechanics shareholders and existing HomeStreet shareholders) will be governed by the amended and restated articles, the amended and restated bylaws and Washington law upon the completion of the merger. The rights associated with Mechanics common stock and existing HomeStreet common stock are different from the rights that will be associated with combined company common stock. See the section entitled “Comparison of the Rights of Combined Company Shareholders and Mechanics Shareholders” for a summary discussion of the different rights associated with Mechanics common stock and combined company common stock.
The HomeStreet Special Meeting (page 62)
The HomeStreet special meeting will be held virtually via the internet on [ ], 2025 at [ ], Pacific Time. At the HomeStreet special meeting, HomeStreet shareholders will be asked to vote on the following matters:
•	Proposal 1: The HomeStreet articles amendment proposal;
•	Proposal 2: The HomeStreet share issuance proposal;
•	Proposal 3: The HomeStreet new equity incentive plan proposal;
•	Proposal 4: The HomeStreet merger-related compensation proposal; and
•	Proposal 5: The HomeStreet adjournment proposal.
You may vote at the HomeStreet special meeting if you are a holder of record at the close of business on [ ]. As of that date, there were [ ] shares of HomeStreet common stock outstanding, of which less than [ ]% were owned and entitled to be voted by HomeStreet directors and executive officers and their affiliates. HomeStreet currently expects that HomeStreet’s directors and executive officers will vote their shares in favor of the HomeStreet articles amendment proposal, the HomeStreet share issuance proposal, the HomeStreet new equity incentive plan proposal, the HomeStreet merger-related compensation proposal and the HomeStreet adjournment proposal, although none of them has entered into any agreements obligating them to do so.
The affirmative vote of a majority of the outstanding shares of HomeStreet common stock entitled to vote thereon is required to approve the HomeStreet articles amendment proposal. Abstentions, broker non-votes and failures to vote will have the same effect as a vote “AGAINST” the HomeStreet articles amendment proposal.
Assuming a quorum is present, approval of each of the HomeStreet share issuance proposal, the HomeStreet new equity incentive plan proposal and the HomeStreet merger-related compensation proposal requires that the votes cast in favor of such proposal exceed the votes cast opposing such proposal. Approval of the HomeStreet adjournment proposal requires that the votes cast in favor of such proposal exceed the votes cast opposing such proposal. HomeStreet will transact no other business at the special meeting, except for business properly brought before the HomeStreet special meeting or any adjournment or postponement thereof.
HomeStreet shareholders must approve the HomeStreet articles amendment proposal and the HomeStreet share issuance proposal order for the merger to occur. For more information, see the section entitled “The HomeStreet Special Meeting.”
Mechanics’ Solicitation of Written Consent (page 77)
The merger agreement provides that Mechanics will seek approval of the Mechanics merger proposal, and the principal terms thereof, pursuant to this proxy statement/prospectus/consent solicitation statement. Mechanics will not call or convene any meeting of its shareholders in connection with obtaining approval of the Mechanics merger proposal by Mechanics shareholders. Mechanics shareholders are being asked to approve the merger agreement proposal by executing and delivering the written consent furnished with this proxy statement/prospectus/consent solicitation statement.
The affirmative vote or consent of the holders of a majority of the outstanding shares of Mechanics voting common stock entitled to vote thereon is required to approve the merger proposal.
Only holders of Mechanics voting common stock of record at the close of business on [ ], 2025 (the “consent record date”) will be entitled to execute and deliver a written consent. Each holder of Mechanics non-voting common stock is not entitled to consent to the Mechanics merger proposal. As of the consent record date, there were [ ] shares of Mechanics voting common stock issued and outstanding, of which approximately [ ]% were owned by Mechanics directors and executive officers and their affiliates. Mechanics currently expects that Mechanics’ directors and executive officers will provide execute and deliver written consents approving the Mechanics merger proposal, although none of them has entered into any agreements obligating them to do so (other than the Ford Entities pursuant to the Ford Entities voting agreement).

Subsequent to the execution of the merger agreement, HomeStreet and the key shareholders entered into the key shareholder voting agreements. Pursuant to the key shareholder voting agreements, each of the key shareholders has agreed, promptly (and in any event within five (5) business days) after the effectiveness of the registration statement of which this proxy statement/prospectus/consent solicitation statement forms a part to execute and deliver written consents approving the Mechanics merger proposal with respect to all of such key shareholders’ shares of Mechanics common stock entitled to act by written consent with respect thereto. The shares of Mechanics voting common stock that are owned by the key shareholders and subject to the key shareholders voting agreements represent approximately [ ]% of the Mechanics voting common stock issued and outstanding as of the consent record date. The execution and delivery of written consents by certain of the Ford Entities, who are key shareholders, will constitute receipt by Mechanics of the requisite Mechanics shareholder approval and, therefore, Mechanics expects to receive a number of written consents sufficient to constitute receipt of the requisite Mechanics shareholder approval required under the merger agreement.
If you are a holder of Mechanics voting common stock, you may consent to the Mechanics merger proposal (which is equivalent to a vote with respect to the proposal) with respect to your Mechanics voting common stock by completing and signing the written consent furnished with this proxy statement/prospectus/consent solicitation statement and returning it to Mechanics until the earlier of [ ], 2025, which is the 60th and last day that a written consent may be delivered under California law to approve an action with a record date of [ ], or the closing date (the “consent deadline”). You may execute a written consent with respect to such Mechanics voting common stock to approve the Mechanics merger proposal. If you withhold or do not return your written consent, it will have the same effect as a consent against the Mechanics merger proposal. If you are a holder of Mechanics voting common stock at the close of business on the consent record date and you return a signed written consent without indicating your decision on the Mechanics merger proposal, you will have given your consent to approve the Mechanics merger proposal. Your consent to the merger proposal may be changed or revoked at any time until on or before the earlier of the consent deadline and the receipt of the requisite Mechanics shareholder approval. For more information, see the section entitled “Mechanics Solicitation of Written Consents.”
No Appraisal and Dissenters Rights in the Merger (page 165)
Under California law, which governs Mechanics shareholders’ dissenters’ rights, Mechanics shareholders will not be entitled to exercise any appraisal or dissenters’ rights in connection with the merger. For more information, see the section entitled “The Merger—Appraisal or Dissenters’ Rights in Connection with the Merger.”
Under the WBCA, HomeStreet shareholders will not be entitled to dissenters’ rights in connection with the merger or other matters to be voted on at the HomeStreet special meeting because HomeStreet shareholders are not required to approve the merger within the meaning of Section 23B.11.040 of the WBCA, and the HomeStreet articles amendment will not effect a redemption or cancellation of any HomeStreet shareholders’ shares. For more information, see the section entitled “The Merger—Appraisal or Dissenters’ Rights in Connection with the Merger.”
Market Price and Dividend Information
HomeStreet common stock is currently listed on Nasdaq under the symbol “HMST.” The following table shows the closing price of HomeStreet’s common stock on March 28, 2025, the last trading day prior to the public announcement of the merger, and the closing price of HomeStreet’s common stock on [ ], the last practicable trading day before the printing of this proxy statement/prospectus/consent solicitation statement, in each case as reported on Nasdaq. This table also shows the implied value of the merger consideration to be issued in exchange for each share of Mechanics voting common stock, which was calculated by multiplying the closing price of HomeStreet common stock on those dates by the Class A exchange ratio of 3,301.0920. Because the market price of HomeStreet common stock is subject to fluctuation, the market value of the shares of HomeStreet common stock that Mechanics shareholders will be entitled to receive in the merger may increase or decrease.

	HomeStreet common stock	Implied value of one share of Mechanics voting common stock
March 28, 2025	$ 9.30	$30,700.16
[ ], 2025	$[ ]	$[ ]

Mechanics is a private company and there is no established public trading market for its common stock. Any over-the-counter market quotations of Mechanics common stock reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions.
The table also shows the amount of cash dividends declared per share of HomeStreet common stock and per share of Mechanics common stock for the calendar quarters indicated. The information in the table below is historical only. HomeStreet does not anticipate paying any cash dividends on its common stock in the foreseeable future. Although Mechanics has returned capital to its shareholders in the past via cash dividends, any future determination to declare cash dividends on Mechanics’ shares, or the shares of the combined company’s common stock, will be made at the discretion of its board of directors, subject to applicable law and contractual restrictions and will depend on its financial condition, results of operations, capital requirements, general business conditions, regulatory restrictions and other factors that its board of directors may deem relevant.

	Cash dividends per share of HomeStreet common stock	Cash dividends per share of Mechanics common stock
2025
First Quarter	—	—
2024
Fourth Quarter	—	—
Third Quarter	—	$467
Second Quarter	—	—
First Quarter	—	$1,012
2023
Fourth Quarter	$0.10	—
Third Quarter	$0.10	$713
Second Quarter	$0.10	—
First Quarter	$0.35	$935

RISK FACTORS
An investment by Mechanics’ shareholders in HomeStreet common stock as a result of the exchange of shares of Mechanics common stock for shares of HomeStreet common stock in merger involves certain risks. Similarly, a decision on the part of HomeStreet shareholders to approve the HomeStreet articles amendment and the HomeStreet share issuance also involves risks for HomeStreet shareholders, who will continue to hold their shares of HomeStreet common stock after the merger. Certain material risks and uncertainties connected with the merger agreement and transactions contemplated thereby, including the merger, and ownership of HomeStreet common stock are discussed below. In addition, HomeStreet has discussed certain other material risks connected with the ownership of HomeStreet common stock and with HomeStreet’s business under the caption “Risk Factors” appearing in HomeStreet’s Annual Report on Form 10-K most recently filed with the SEC, and may include additional or updated disclosures of such material risks in its subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K that HomeStreet has filed with the SEC or may file with the SEC after the date of this proxy statement/prospectus/consent solicitation statement.
Mechanics shareholders and HomeStreet shareholders should carefully read and consider all of these risks and all other information contained in this proxy statement/prospectus/consent solicitation statement, including the discussions of risk factors included in the documents incorporated by reference in this proxy statement/prospectus/consent solicitation statement. HomeStreet shareholders and Mechanics shareholders should consider such risk factors in deciding whether to vote to approve the various proposals for which they may be entitled to vote at the HomeStreet special meeting or to be acted on in the Mechanics consent solicitation. The risks described in this proxy statement/prospectus/consent solicitation statement and in those documents incorporated by reference may adversely affect the value of HomeStreet common stock that you, as an existing HomeStreet shareholder, currently hold, or that you, as an existing Mechanics shareholder, will hold upon consummation of the merger, and could result in a significant decline in the value of HomeStreet common stock and cause HomeStreet shareholders and/or Mechanics shareholders to lose all or part of the value of their respective investments in HomeStreet common stock.
Risks Relating to the Merger and the Combined Company Following the Merger
Because the market price of HomeStreet common stock may fluctuate prior to the effective time, shareholders cannot be certain of the market value of the merger consideration to be received by Mechanics shareholders.
Upon the terms and subject to the conditions set forth in the merger agreement, at the effective time of the merger, each share of Mechanics voting common stock issued and outstanding immediately prior to the effective time, subject to certain exceptions, will be converted into the right to receive 3,301.0920 shares of Class A common stock. Further, upon the terms and subject to the conditions set forth in the merger agreement, at the effective time, each share of Mechanics non-voting common stock issued and outstanding immediately prior to the effective time, will be converted into the right to receive 330.1092 shares of Class B common stock. These exchange ratios are fixed and will not be adjusted for changes in the market price of HomeStreet common stock. Changes in the price of HomeStreet common stock between now and the effective time will affect the value that Mechanics shareholders will receive in the merger. Neither HomeStreet nor Mechanics is permitted to terminate the merger agreement as a result of any increase or decrease in the market price of HomeStreet common stock in and of itself.
Stock price changes may result from a variety of factors, including general market and economic conditions, changes in HomeStreet’s and Mechanics’ businesses, operations and prospects, the performance of peer companies and other financial companies, volatility in the prices of securities in global financial markets, including the market prices of HomeStreet, Mechanics and other banking companies, the effects of pandemics, government policies (including the imposition of tariffs and retaliatory responses), severe weather events, natural disasters such as earthquakes and wildfires and changes in regulatory factors and tax laws, many of which are beyond HomeStreet’s and Mechanics’ control. Therefore, at the time of the HomeStreet special meeting and the time Mechanics shareholders deliver their written consents, HomeStreet shareholders and Mechanics shareholders will not know the market value of the merger consideration that Mechanics shareholders will receive at the effective time or the value of the stock that HomeStreet shareholders will retain. You should obtain current market quotations for shares of HomeStreet common stock (Nasdaq: HMST). Mechanics is a private company and there is no established public trading market for Mechanics common stock. Any over-the-counter market quotations of Mechanics common stock reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions.

Events impacting the financial services industry may adversely affect the businesses of HomeStreet, Mechanics and the combined company, the ability of the parties to obtain the requisite regulatory approvals and the market price of HomeStreet common stock.
Negative developments and events in the financial services industry, including the large-scale deposit withdrawals over a short period of time at Silicon Valley Bank, Signature Bank, First Republic Bank and Republic First Bank that resulted in the failure of those institutions, may continue to result in decreased confidence in banks among depositors, other counterparties and investors, as well as significant disruption, volatility and reduced valuations of equity and other securities of banks in the capital markets. These previous events occurred against the backdrop of a rising interest rate environment which, among other things, has resulted in unrealized losses in longer duration securities and loans held by banks and more competition for bank deposits. Enhanced regulatory oversight for financial institutions stemming from these events, or the occurrence of similar events in the future, could result in conditions that make it more challenging for institutions to obtain regulatory approvals on terms and conditions satisfactory to all parties. These events and developments could materially and adversely impact the business or financial condition of each of HomeStreet, Mechanics and the combined company following completion of the merger, including through potential liquidity pressures, reduced net interest margins and potential increased credit losses. These events and developments have had, and could continue to have, an adverse impact on the market price and result in increased volatility of the price of HomeStreet common stock. These events, or the occurrence of similar events in the future, may make it more difficult for HomeStreet and Mechanics to obtain the requisite regulatory approvals required to consummate the merger, or also result in changes to laws or regulations governing banks and bank holding companies or result in the impositions of restrictions through supervisory or enforcement activities, including higher capital requirements, which could have a material impact on the businesses of each of HomeStreet and Mechanics and the combined company following completion of the merger.
The market price of HomeStreet common stock after the merger may be affected by factors different from those currently affecting the shares of HomeStreet common stock.
As a result of the merger, Mechanics shareholders will become shareholders of the combined company, which will include the businesses of both HomeStreet and Mechanics. HomeStreet’s business differs from that of Mechanics and certain adjustments may be made to the combined company’s business as a result of the merger. Accordingly, the results of operations of the combined company and the market price of HomeStreet common stock after the completion of the merger may be affected by factors different from those currently affecting the independent results of operations of each of HomeStreet and Mechanics. For a discussion of the business of HomeStreet and of certain factors to consider in connection with its business, see the documents incorporated by reference in this proxy statement/prospectus/consent solicitation statement. For a discussion of the business of Mechanics and of certain factors to consider in connection with its business, please review this proxy statement/prospectus/consent solicitation statement, including the sections entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Risks Relating to Mechanics’ Business”.
Future sales of shares by existing stockholders could cause the combined company’s stock price to decline.
If existing HomeStreet shareholders and Mechanics shareholders sell, or indicate an intention to sell, substantial amounts of the combined company’s stock in the public market after the merger, then the trading price of the combined company’s stock could decline. Based on shares outstanding as of March 31, 2025 (without accounting for any equity awards of HomeStreet or Mechanics), upon completion of the merger (after giving effect to the exchange ratios), the combined company is expected to have outstanding a total of approximately 220.9 million shares of common stock. Of these shares, only approximately 59.2 million shares of the combined company’s common stock will be freely tradable, without restriction, in the public market (assuming each share of class B common stock has converted into ten shares of Class A common stock).
Upon the registration of the shares held by the Ford Entities and Rabobank (and assuming each share of class B common stock has converted into ten shares of Class A common stock), approximately 192.8 million shares of the combined company’s common stock will become eligible for sale in the public market pursuant to such registration. If these additional shares are sold, or if it is perceived that they will be sold, in the public market, the trading price of the combined company’s common stock could decline.

The opinion delivered by KBW to the HomeStreet board of directors in connection with the merger agreement will not reflect any changes in circumstances that may have occurred since the date of such opinion.
The opinion of KBW, HomeStreet’s financial advisor, to the HomeStreet board of directors, was delivered on and dated March 28, 2025. Changes in the operations and prospects of HomeStreet or Mechanics, general market and economic conditions and other factors which may be beyond the control of HomeStreet and Mechanics may have altered the value of HomeStreet or Mechanics or the prices of shares of HomeStreet common stock as of the date of this proxy statement/prospectus/consent solicitation statement or may alter such values and prices by the effective time. The opinion from KBW, dated March 28, 2025, does not speak as of the date of this proxy statement/prospectus/consent solicitation statement or as of any other date other than the date of such opinion.
HomeStreet and Mechanics are expected to incur substantial costs related to the merger and integration, and these costs may be greater than anticipated due to unexpected events.
HomeStreet and Mechanics have incurred and expect to incur a number of significant non-recurring costs associated with the merger. These costs include legal, financial advisory, accounting, consulting and other advisory fees, severance/employee benefit-related costs, public company filing fees and other regulatory fees, financial printing and other printing costs and other related costs. Some of these costs are shared by or payable by either HomeStreet or Mechanics regardless of whether or not the merger is completed.
In addition, the combined company will incur integration costs following the completion of the merger as HomeStreet and Mechanics integrate their businesses, including facilities and systems consolidation costs and employment-related costs. HomeStreet and Mechanics may also incur additional costs to maintain employee morale and to retain key employees. There are a large number of processes, policies, procedures, operations, technologies and systems that may need to be integrated, including purchasing, accounting and finance, payroll, compliance, treasury management, branch operations, vendor management, risk management, lines of business, pricing and benefits. While HomeStreet and Mechanics have assumed that a certain level of costs will be incurred, there are many factors beyond their control that could affect the total amount or the timing of the integration costs. Moreover, many of the costs that will be incurred are, by their nature, difficult to estimate accurately. These integration costs may result in the combined company taking charges against earnings following the completion of the merger, and the amount and timing of such charges are uncertain at present. There can be no assurances that the expected benefits and efficiencies related to the integration of the businesses will be realized to offset these transaction and integration costs over time.
Combining HomeStreet and Mechanics may be more difficult, costly or time-consuming than expected, and HomeStreet and Mechanics may fail to realize the anticipated benefits of the merger.
The success of the merger will depend, in part, on the ability to realize the anticipated cost savings from combining the businesses of HomeStreet and Mechanics. To realize the anticipated benefits and cost savings from the merger, HomeStreet and Mechanics must successfully integrate and combine their businesses in a manner that permits those cost savings to be realized without adversely affecting current revenues and future growth. If HomeStreet and Mechanics are not able to successfully achieve these objectives, the anticipated benefits of the merger may not be realized fully or at all or may take longer to realize than expected. In addition, the actual cost savings of the merger could be less than anticipated, and integration may result in additional and unforeseen expenses.
An inability to realize the full extent of the anticipated benefits of the merger and the other transactions contemplated by the merger agreement, as well as any delays encountered in the integration process, could have an adverse effect upon the revenues, levels of expenses and operating results of the combined company following the completion of the merger, which may adversely affect the value of the common stock of the combined company following the completion of the merger.
HomeStreet and Mechanics have operated and, until the effective time, must continue to operate, independently. It is possible that the integration process could result in the loss of key employees, the disruption of each company’s ongoing businesses or inconsistencies in standards, controls, procedures and policies that adversely affect the companies’ ability to maintain relationships with clients, customers, depositors and employees or to achieve the anticipated benefits and cost savings of the merger. Integration efforts between the companies may also divert management attention and resources. These integration matters could have an adverse effect on each of HomeStreet and Mechanics during this transition period and for an undetermined period after completion of the merger on the combined company.

The future results of the combined company following the completion of the merger may suffer if the combined company does not effectively manage its expanded operations.
Following the merger, the size of the business of the combined company will increase beyond the current size of either HomeStreet’s or Mechanics’ business, respectively. The combined company’s future success will depend, in part, upon its ability to manage this expanded business, which may pose challenges for management, including challenges related to the management and monitoring of new operations and associated increased costs and complexity. The combined company may also face increased scrutiny from governmental entities as a result of the increased size of its business. There can be no assurances that the combined company will be successful or that it will realize the expected operating efficiencies, revenue enhancement or other benefits currently anticipated from the merger.
The combined company may be unable to retain HomeStreet or Mechanics personnel successfully prior to integration and after the completion of the merger.
The success of the merger will depend in part on the combined company’s ability to retain the talent and dedication of key employees currently employed by HomeStreet and Mechanics. It is possible that these employees may decide not to remain with HomeStreet or Mechanics, as applicable, while the merger is pending or with the combined company after the completion of the merger. If HomeStreet and Mechanics are unable to retain key employees who are critical to the successful integration and future operations of the companies, HomeStreet and Mechanics could face disruptions in their operations, loss of existing customers, loss of key information, expertise or know-how and unanticipated additional recruitment costs. In addition, following the completion of the merger, if key employees terminate their employment, the combined company’s business activities may be adversely affected, and management’s attention may be diverted from successfully hiring suitable replacements, all of which may cause the combined company’s business to suffer. HomeStreet and Mechanics also may not be able to locate or retain suitable replacements for any key employees who leave either company.
Regulatory approvals may not be received, may take longer than expected or may impose conditions that are not presently anticipated or that could have an adverse effect on the combined company following the merger.
Before the merger may be completed, various approvals, consents and non-objections must be obtained, including from the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), the FDIC, the CDFPI and the Washington State Department of Financial Institutions, Division of Banks (the “WDFI”), and certain applications or notices must be filed with the Oregon Department of Consumer and Business Services (the “ODCBS”) and the Hawaii Department of Commerce and Consumer Affairs (the “HDCCA”) with respect to Mechanics maintaining the existing HomeStreet Bank offices in such states. In determining whether to grant these approvals, such regulatory authorities consider a variety of factors, including the regulatory standing of each party and the factors described under the section entitled “The Merger—Regulatory Approvals.” These approvals could be delayed or not obtained at all, including due to an adverse development in either party’s regulatory standing or in any other factors considered by regulators when granting such approvals; governmental, political or community group inquiries, investigations or opposition; or changes in legislation or the political environment generally. Some recent transactions comparable to the merger have encountered lengthy delays, and the merger may be subject to similar delays in obtaining its required approvals.
The approvals that are granted may impose terms and conditions, limitations, obligations or costs, or place restrictions on the conduct of the combined company’s business or require changes to the terms of the transactions contemplated by the merger agreement. There can be no assurance that regulators will not impose any such conditions, limitations, obligations or restrictions and that such conditions, limitations, obligations or restrictions will not have the effect of delaying the completion of any of the transactions contemplated by the merger agreement, imposing additional material costs on or materially limiting the revenues of the combined company following the merger or otherwise reducing the anticipated benefits of the merger if the merger were consummated successfully within the expected time frame. In addition, there can be no assurance that any such conditions, terms, obligations or restrictions will not result in the delay or abandonment of the merger, as Mechanics and its affiliates are not required (and without the consent of Mechanics, HomeStreet and its subsidiaries are not permitted) to take, or agree to take, any action or agree to any condition or restriction in connection with obtaining the requisite regulatory approvals that would reasonably be expected to have, either individually or in the aggregate, a material adverse effect (as defined in the merger agreement) on HomeStreet and its subsidiaries, taken as a whole, measured on a pro forma basis after giving effect to the transactions contemplated by the merger agreement (a “material burdensome condition”). Additionally, the completion of the merger is conditioned on the absence of certain orders, injunctions or decrees by any court or governmental entity of competent jurisdiction that would prohibit or make illegal the completion of any of the transactions contemplated by the merger agreement.
The unaudited pro forma combined condensed consolidated financial information included in this proxy statement/prospectus/consent solicitation statement is preliminary and the actual financial condition and results of operations of the combined company after the merger may differ materially.
The unaudited pro forma combined condensed consolidated financial information in this proxy statement/prospectus/consent solicitation statement is presented for illustrative purposes only and is not necessarily indicative of what the combined company’s actual financial condition or results of operations would have been had the merger been completed on the dates indicated. The unaudited pro forma combined condensed consolidated financial information reflects adjustments, which are based upon preliminary estimates, to record the HomeStreet identifiable assets acquired and liabilities assumed at fair value. The merger consideration value allocation reflected in this document is preliminary, and the final allocation thereof will be based upon the value of the actual merger consideration and the fair value of the assets and liabilities of HomeStreet as of the closing date. Accordingly, the actual value of the merger consideration may vary significantly from the value used in preparing unaudited pro forma combined condensed consolidated financial information in this document. Accordingly, the final acquisition accounting adjustments may differ materially from the pro forma adjustments reflected in this document.
Certain of HomeStreet’s and Mechanics’ directors and executive officers may have interests in the merger that may differ from, or are in addition to, the interests of HomeStreet shareholders and Mechanics shareholders.
HomeStreet shareholders and Mechanics shareholders should be aware that some of HomeStreet’s and Mechanics’ directors and executive officers may have interests in the merger and have arrangements that are different from, or in addition to, those of HomeStreet shareholders and Mechanics shareholders, respectively. These interests and arrangements may create potential conflicts of interest. The HomeStreet board of directors and the Mechanics board of directors were aware of these respective interests and considered these interests, among other matters, when making their decisions to approve the merger agreement, and in recommending that HomeStreet shareholders vote to approve the HomeStreet articles amendment proposal, the HomeStreet share issuance proposal, the HomeStreet new equity incentive plan proposal, the HomeStreet merger-related compensation proposal and the HomeStreet adjournment proposal and that Mechanics shareholders deliver a written consent to the Mechanics approving the merger proposal, respectively.
If the requisite approval of HomeStreet shareholders or Mechanics shareholders is not obtained, or other conditions to the closing of the merger are not met, the merger agreement may be terminated in accordance with its terms and the merger may not be completed.
The merger agreement is subject to a number of conditions that must be fulfilled in order to complete the merger.
The completion of the merger is subject to the satisfaction or waiver of certain closing conditions, including (a) the approval of the HomeStreet share issuance proposal and the HomeStreet articles amendment proposal by the requisite vote of the HomeStreet shareholders and approval of the Mechanics merger proposal by the requisite vote of the Mechanics shareholders, (b) the receipt of the requisite regulatory approvals, including from the Federal Reserve Board, the FDIC, the CDFPI and the WDFI, (c) in the case of Mechanics’ obligation to complete the merger, no such regulatory approval having resulted in a material burdensome condition, (d) the effectiveness of this registration statement on Form S-4 to be filed with the SEC by HomeStreet in connection with the transactions contemplated by the merger agreement, (e) the absence of any order, injunction, decree or other legal restraint preventing the completion of the transactions contemplated by the merger agreement or any law making the completion thereof illegal and (f) in the case of Mechanics’ obligation to complete the merger, the authorization of the listing of the shares of HomeStreet that are issuable pursuant to the merger agreement on the Nasdaq or NYSE, subject to official notice of issuance.
Each party’s obligation to complete the merger is also subject to certain additional conditions, including (a) subject to certain materiality thresholds, the accuracy of the representations and warranties of Mechanics, in the case of HomeStreet and HomeStreet Bank, and of HomeStreet and HomeStreet Bank, in the case of Mechanics, (b) performance in all material respects by Mechanics, in the case of HomeStreet and HomeStreet Bank, and by HomeStreet and HomeStreet Bank, in the case of Mechanics, of its or their respective obligations under the merger agreement and (c) receipt by each party of an opinion from its counsel (or another nationally recognized law firm) to the effect that the merger will qualify as a reorganization within the meaning of Section 368(a) of the Code.

These conditions to the closing of the merger may not be fulfilled in a timely manner or at all, and, accordingly, the merger may not be completed. In addition, the parties can mutually decide to terminate the merger agreement at any time, before or after receipt of the requisite HomeStreet shareholder approval and the requisite Mechanics shareholder approval.
Failure to complete the merger could negatively impact HomeStreet or Mechanics.
If the merger is not completed for any reason, including as a result of HomeStreet shareholders’ failure to approve the HomeStreet articles amendment proposal or the HomeStreet share issuance proposal or Mechanics shareholders’ failure to approve the Mechanics merger proposal by written consent, there may be various adverse consequences and HomeStreet and/or Mechanics may experience negative reactions from the financial markets and from their respective customers and employees. For example, HomeStreet’s or Mechanics’ respective businesses may be adversely impacted by the failure to pursue other beneficial opportunities due to the focus of management on the merger, without realizing any of the anticipated benefits of completing the merger. Additionally, if the merger agreement is terminated, the market price of HomeStreet common stock could decline, including to the extent that current market prices reflect a market presumption that the merger will be completed. HomeStreet and/or Mechanics could also be subject to litigation related to any failure to complete the merger, including litigation seeking to force HomeStreet and/or Mechanics to perform their respective obligations under the merger agreement. If the merger agreement is terminated under certain circumstances, including certain circumstances involving alternative acquisition proposals and changes in the recommendation of the HomeStreet board of directors, HomeStreet may be required to pay a termination fee of $10 million to Mechanics.
Additionally, each of HomeStreet and Mechanics has incurred and will incur substantial expenses in connection with the completion of the transactions contemplated by the merger agreement, as well as the costs and expenses of preparing, filing, printing and mailing this proxy statement/prospectus/consent solicitation statement, and all filing and other fees paid in connection with the merger. If the merger is not completed, HomeStreet and Mechanics would have to pay these expenses without realizing the expected benefits of the merger.
In connection with the merger, the combined company will assume or continue to be responsible for both HomeStreet’s and Mechanics’ outstanding debt obligations. The combined company’s level of indebtedness following the completion of the merger could adversely affect the combined company’s ability to raise additional capital or to meet its obligations.
Upon the closing of the merger, the combined company will assume or continue to be responsible for the outstanding indebtedness of both HomeStreet and Mechanics. The combined company’s debt, together with any future incurrence of additional indebtedness, could have important consequences for the combined company’s creditors and the combined company’s shareholders. For example, it could:
•	limit the combined company’s ability to obtain additional financing for working capital, capital expenditures, debt service requirements, acquisitions and general corporate or other purposes;
•	restrict the combined company from making strategic acquisitions or cause the combined company to make non-strategic divestitures;
•	restrict the combined company from paying dividends to its shareholders;
•	increase the combined company’s vulnerability to general economic and industry conditions; and
•
require a substantial portion of cash flow from operations to be dedicated to the payment of principal and interest on the combined company’s indebtedness, thereby reducing the combined company’s ability to use cash flows to fund its operations, capital expenditures and future business opportunities.

HomeStreet and Mechanics will be subject to business uncertainties and contractual restrictions in the merger agreement while the merger is pending.
Uncertainty about the effect of the merger on employees and customers may have an adverse effect on HomeStreet and Mechanics. These uncertainties may impair HomeStreet’s or Mechanics’ ability to attract, retain and motivate key personnel until the merger is completed, and could cause customers and others that deal with HomeStreet or Mechanics to seek to change existing business relationships with HomeStreet or Mechanics. Subject to certain exceptions, HomeStreet has agreed to operate its business in the ordinary course in all material respects and to refrain from taking certain actions, including actions that may adversely affect its ability to consummate the transactions contemplated by the merger agreement on a timely basis, without the consent of Mechanics. Subject to certain exceptions, Mechanics has agreed to refrain from taking certain actions, including actions that may adversely affect its ability to consummate the transactions contemplated by the merger agreement on a timely basis, without the consent of HomeStreet. These restrictions may prevent HomeStreet or Mechanics from pursuing attractive business opportunities that may arise prior to the completion of the merger.
The announcement of the proposed merger could disrupt HomeStreet’s and Mechanics’ relationships with their employees, customers, suppliers, business partners and others, as well as their operating results and business generally.
Whether or not the merger is ultimately consummated, as a result of uncertainty related to the proposed transactions, risks arising from the announcement of the merger on HomeStreet’s and Mechanics’ businesses include the following:
•	their employees may experience uncertainty about their future roles, which might adversely affect HomeStreet’s and Mechanics’ ability to retain and hire key personnel and other employees;
•
customers, suppliers, business partners and other parties with which HomeStreet and Mechanics maintain business relationships may experience uncertainty about their future and seek alternative relationships with third parties, seek to alter their business relationships with HomeStreet and Mechanics or fail to extend existing relationships with HomeStreet and Mechanics; and

•	HomeStreet and Mechanics have each expended and will continue to expend significant costs, fees and expenses for professional services and transaction costs in connection with the proposed merger.
If any of the aforementioned risks were to materialize, they could lead to significant costs or lost opportunities which may impact each party’s results of operations and financial condition.
The merger agreement limits HomeStreet’s ability to pursue alternatives to the merger and may discourage other companies from trying to acquire HomeStreet.
The merger agreement contains “no shop” covenants that restrict HomeStreet’s ability to, directly or indirectly, among other things, initiate, solicit, knowingly encourage or knowingly facilitate inquiries or proposals with respect to, or engage or participate in any negotiations concerning, or provide any confidential or nonpublic information or data relating to, any alternative acquisition proposals, subject to certain exceptions. These provisions, in addition to a $10 million termination fee payable under certain circumstances, including certain circumstances involving alternative acquisition proposals and changes in the recommendation of the HomeStreet board of directors, may discourage a potential third-party acquirer that might have an interest in acquiring all or a significant part of HomeStreet from considering or making that acquisition proposal.
The shares of combined company common stock to be received by Mechanics shareholders as a result of the merger will have different rights from the shares of Mechanics common stock.
Upon completion of the merger, the rights of former Mechanics shareholders who receive shares of combined company common stock in the merger and thereby become shareholders of the combined company will be governed by the amended and restated articles and the amended and restated bylaws. The rights associated with Mechanics common stock are different from the rights associated with the combined company common stock. See the section entitled “Comparison of the Rights of the Combined Company Shareholders and Mechanics Shareholders” for more information.
In addition, the rights of shareholders under Washington law, where the combined company will be organized, may differ from the rights of shareholders under California law, where Mechanics is organized. There are various provisions in the amended and restated articles that could impede a takeover of the combined company. Such provisions may prevent former Mechanics shareholders who receive shares of the combined company common stock in the merger from taking part in a future transaction in which such combined company shareholders could realize a premium over the then-current market price of the combined company common stock.
Each HomeStreet shareholder will have a substantially reduced ownership and voting interest, and each shareholder holding Mechanics voting common stock will have a reduced ownership and voting interest, in the combined company after the consummation of the merger than the holder’s interest in HomeStreet or Mechanics individually, as applicable, prior to the consummation of the merger.
HomeStreet shareholders and Mechanics shareholders (other than holders of Mechanics non-voting common stock) currently have the right to vote in the election of the board of directors and on other matters affecting HomeStreet and Mechanics, respectively. When the merger is completed, each HomeStreet shareholder will become a shareholder of the combined company, with a percentage ownership of the shares of common stock of the combined company that is substantially smaller than the holder’s percentage ownership of HomeStreet common stock prior to the consummation of the merger. When the merger is completed, each Mechanics shareholder will become a shareholder of the combined company, with a percentage ownership of the shares of common stock of the combined company that is smaller than the holder’s percentage ownership of Mechanics common stock prior to the consummation of the merger. Based on the number of shares of HomeStreet common stock and Mechanics common stock outstanding as of the close of business on the respective record dates, and based on the number of shares of HomeStreet common stock expected to be issued in the merger, Mechanics shareholders as of immediately prior to the merger, as a group, are estimated to own approximately 91.7% of the outstanding shares of the combined company on an economic basis and 91.3% of the voting power in the combined company immediately after the merger, and HomeStreet shareholders as of immediately prior to the merger, as a group, are estimated to own approximately 8.3% of the outstanding shares of the combined company on an economic basis and 8.7% of the voting power in the combined company immediately after the merger. Following the consummation of the merger, the Ford Entities and their controlled affiliates will control approximately 77.7% of the voting power of the combined company. Accordingly, HomeStreet shareholders are expected to have less influence over the management and policies of the combined company after the closing of the merger than they now have on the management and policies of HomeStreet.
Following the consummation of the merger, the Ford Entities and their controlled affiliates will control approximately 77.7% of the voting power of the combined company, and the Ford Entities and such affiliates will have the ability to elect the combined company’s directors and have control over most other matters submitted to shareholders for approval.
Immediately following the merger, approximately 91.3% of the voting power of outstanding shares of the common stock of the combined company will be held by existing holders of the equity interests of Mechanics, and approximately 8.7% will be held by the existing holders of the common stock of HomeStreet. Following the consummation of the merger, the Ford Entities and their controlled affiliates will control approximately 77.7% of the voting power of the combined company. Consequently, existing HomeStreet shareholders, as a group, will exercise significantly less influence over the management and policies of the combined company than they currently may have over HomeStreet’s management team and policies.
Through their indirect ownership of a majority of the combined company’s voting power and the provisions set forth in the amended and restated articles and the amended and restated bylaws, the Ford Entities and their affiliates will have the ability to elect the combined company’s directors. Further, the Ford Entities and their affiliates will also have control over most other matters submitted to shareholders for approval, including changes in capital structure, transactions requiring stockholder approval under Washington law and corporate governance. The Ford Entities and their affiliates may have different interests than other holders of HomeStreet common stock and may make decisions adverse to such holders’ interests.
Among other things, the Ford Entities and their affiliates’ control could delay, defer, or prevent a sale of HomeStreet that HomeStreet’s other shareholders support, or, conversely, this control could result in the consummation of such a transaction that other shareholders do not support. This concentrated control could discourage a potential investor from seeking to acquire HomeStreet common stock and, as a result, might harm the market price of HomeStreet common stock.
The combined company will meet the requirements to be a “controlled company” within the meaning of the rules of NASDAQ and the NYSE and, as a result, will qualify for, and intends to rely on, exemptions from certain corporate governance standards, which limit the presence of independent directors on its board of directors or board committees.
Following the consummation of the merger, the Ford Entities will control approximately 77.7% of the voting power of the combined company. The combined company will therefore be a “controlled company” for purposes of NASDAQ Listing Rules and Section 303A of the NYSE Listed Company Manual and will qualify for, and intends to rely on, exemptions from certain governance standards that would otherwise be applicable.
Under NASDAQ Listing Rules and Section 303A of the NYSE Listed Company Manual, a company of which more than 50% of the voting power is held by an individual, a group or another company is a “controlled company” and is exempt from certain corporate governance requirements that would otherwise require the combined company to have: (i) a nominating committee comprised solely of independent directors or select or recommend director nominees by a majority of the independent directors and (ii) a compensation committee comprised solely of independent directors. Following the consummation of the merger, the combined company will continue to have an audit committee that is composed entirely of independent directors.
Certain shareholders of the combined company will have registration rights, the exercise of which could adversely affect the trading price of combined company common stock.
Concurrently with the effective time, the registration rights agreement among HomeStreet, Mechanics and certain key shareholders of Mechanics will become effective, pursuant to which HomeStreet will grant such key shareholder demand registration rights, shelf takedown rights and piggyback registration rights with respect to shares of combined company common stock such key shareholders acquire in the merger, in each case, subject to certain minimum and maximum thresholds and other customary limitations. The existence and potential or actual exercise of such rights, and the perception that a large number of shares will be publicly sold in the market, could adversely impact the trading price of the combined company common stock, have the effect of increasing the volatility in the trading price of the combined company common stock and impact the ability of the combined company to engage in capital market transactions or the price at which the combined company is able to offer or sell the combined company common stock.
Following the merger, an active trading market for the combined company common stock may not be sustained and the shareholders may not be able to resell their shares of combined company common stock for a profit.
Prior to the merger, there had been no public market for Mechanics common stock. Following the merger, an active trading market for combined company common stock may not be sustained or otherwise develop. If an active market for combined company common stock is not sustained or does not otherwise develop, it may be difficult for its shareholders to sell their shares of combined company common stock at an attractive price or at all. In addition, the Class B common stock will not be listed on the NYSE or Nasdaq, which may further limit the market for Class B common stock.
HomeStreet shareholders and Mechanics shareholders will not have dissenters’ rights or appraisal rights in connection with the merger or other matters to be voted on at the HomeStreet Special Meeting.
Appraisal rights (also known as dissenters’ rights) are statutory rights that, if applicable under law, enable shareholders to dissent from an extraordinary transaction, such as a merger, and to demand that the corporation pay the fair value for their shares as determined by a court in a judicial proceeding instead of receiving the consideration offered to shareholders in connection with the extraordinary transaction.
Under Section 23B.13.020 of the WBCA, a shareholder is entitled to dissent from, and obtain payment of the fair value of the shareholder’s shares only in the event of certain corporate acts, including: certain mergers which require shareholder approval and which the shareholder is entitled to vote on; certain share exchanges which the shareholder is entitled to vote on; certain sales or exchanges of all, or substantially all, of the corporation’s property which the shareholder is entitled to vote on; certain amendments to the articles of incorporation effecting a redemption or cancellation of the shareholders shares; and any corporate action taken pursuant to a shareholder vote to the extent the bylaws or articles of incorporation provide that the shareholders are entitled to dissent and obtain payment for their shares.
Under the WBCA, HomeStreet shareholders will not be entitled to dissenters’ rights in connection with the merger or other matters to be voted on at the HomeStreet special meeting because HomeStreet shareholders are not required to approve the merger within the meaning of Section 23B.11A.040 of the WBCA, and the HomeStreet articles amendment will not effect a redemption or cancellation of any HomeStreet shareholders’ shares of HomeStreet common stock. Accordingly, no dissenters’ rights are available to HomeStreet shareholders in connection with the merger or other matters to be voted on at the HomeStreet special meeting.
Under Section 1300(a) of the California General Corporation Law (“CGCL”), a shareholder of a California is entitled to dissent from, and obtain payment of the fair market value of his, her, or its shares only in the event of certain corporate acts, including, among others, certain reorganizations involving such corporation, by complying with the applicable requirements under the CGCL. Under the CGCL, which governs Mechanics shareholders’ dissenters’ rights, Mechanics shareholders will not be entitled to exercise any appraisal or dissenters’ rights in connection with the merger.

Issuance of shares of HomeStreet common stock in connection with the merger may adversely affect the market price of HomeStreet common stock.
HomeStreet expects to issue approximately 202 million shares of HomeStreet common stock to Mechanics shareholders in respect of their Mechanics common stock. The issuance of these new shares of HomeStreet common stock may result in fluctuations in the market price of HomeStreet common stock, including a stock price decrease, including as a result of the dilution caused by such issuance.
Shareholder litigation related to the merger could prevent or delay the completion of the merger, result in the payment of damages or otherwise negatively impact the business and operations of HomeStreet and Mechanics.
Shareholders of HomeStreet and/or Mechanics may file lawsuits against HomeStreet, Mechanics and/or the directors or officers of either company in connection with the transaction. One of the conditions to the closing is that no order, injunction or decree issued by any court or governmental entity of competent jurisdiction or other legal restraint preventing the consummation of the merger or any of the other transactions contemplated by the merger agreement be in effect. If any plaintiff were successful in obtaining an injunction prohibiting HomeStreet or Mechanics defendants from completing the merger or any of the other transactions contemplated by the merger agreement, then such injunction may delay or prevent the consummation of the merger and could result in significant costs to HomeStreet and/or Mechanics, including any cost associated with the indemnification of directors and officers of each company. HomeStreet and Mechanics may incur costs in connection with the defense or settlement of any shareholder lawsuits filed in connection with the merger or any other transactions contemplated by the merger agreement. Such litigation could have an adverse effect on the financial condition and results of operations of HomeStreet and Mechanics and could prevent or delay the completion of the merger.
If the combined company fails to maintain proper and effective internal controls, the combined company’s ability to produce accurate and timely financial statements could be impaired, which could harm its operating results, its ability to operate its business and investors’ views of the combined company.
The combined company will be required to comply with Section 404 of the Sarbanes-Oxley Act. Section 404 of the Sarbanes-Oxley Act requires public companies to conduct an annual review and evaluation of their internal controls and attestations of the effectiveness of internal controls by independent auditors. Ensuring that the combined organization has adequate internal financial and accounting controls and procedures in place so that it can produce accurate financial statements on a timely basis is a costly and time-consuming effort that will need to be evaluated frequently. The combined company’s failure to maintain the effectiveness of its internal controls in accordance with the requirements of the Sarbanes-Oxley Act could have a material adverse effect on its business. The combined company could lose investor confidence in the accuracy and completeness of its financial reports, which could have an adverse effect on the price of its common stock. In addition, if the combined company’s efforts to comply with new or changed laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to practice, regulatory authorities may initiate legal proceedings against the combined company and its business may be harmed.
Net operating loss carryforwards and certain other tax attributes may be limited as a result of ownership changes, including as a result of the merger.
In general, a corporation that undergoes an “ownership change” is subject to limitations on its ability to utilize its pre-change net operating losses to offset future taxable income. In general, an ownership change occurs if the aggregate stock ownership of certain stockholders, generally stockholders beneficially owning five percent (5%) or more of a corporation’s common stock, applying certain look-through and aggregation rules, increases by more than 50 percentage points over such stockholders’ lowest percentage ownership during the testing period, generally three years. HomeStreet is expected to experience an ownership change as a result of the merger. It is possible that Mechanics’ and HomeStreet’s net operating loss carryforwards and certain other tax attributes may also be subject to limitation as a result of ownership changes in the past and/or as a result of the merger. Consequently, the combined company may not be able to utilize a material portion of HomeStreet’s, Mechanics’ or the combined company’s net operating loss carryforwards, if any, and certain other tax attributes, which could have a material adverse effect on cash flow and results of operations.
HomeStreet is a “smaller reporting company,” and the combined company is expected to retain the smaller reporting company status until the fiscal year after closing. Smaller reporting companies have reduced disclosure requirements that may make their common stock less attractive to investors.
Under Rule 12b-2 of the Exchange Act, a “smaller reporting company” is a company that is not an investment company, an asset-backed issuer or a majority-owned subsidiary of a parent company that is not a smaller reporting company, and had a public float of less than $250 million as of the last business day of its most recently completed second fiscal quarter or, if such public float is less than $700 million, had annual revenues of less than $100 million during the most recently completed fiscal year. Smaller reporting companies are permitted to provide simplified executive compensation disclosure in their filings; and they have certain other decreased disclosure obligations in their SEC filings, including, among other things, only being required to provide two (2) years of audited financial statements in annual reports. HomeStreet qualifies as a smaller reporting company. For as long as HomeStreet continues to be a smaller reporting company, it expects that it will take advantage of the reduced disclosure obligations available to it as a result of those respective classifications. Although the combined company is expected to exceed the thresholds for smaller reporting companies after the closing of the merger, the combined company is not expected to lose its smaller reporting company status until the first redetermination for smaller reporting company status occurs after the closing of the merger, which is expected to occur on the last business day of the combined company’s second fiscal quarter 2026. Decreased disclosure in SEC filings as a result of HomeStreet having availed itself of scaled disclosure may make it harder for investors to analyze its results of operations and financial prospects.
Risks Relating to HomeStreet’s Business
You should read and consider risk factors specific to HomeStreet’s business that will also affect the combined company after the merger. These risks are described in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of HomeStreet’s Annual Report on Form 10-K for the year ended December 31, 2024 and in any updates to those risk factors set forth in HomeStreet’s Quarterly Reports on Form 10-Q and in other documents incorporated by reference into this proxy statement/prospectus/consent solicitation statement. Please see the section entitled “Where You Can Find More Information” of this proxy statement/prospectus/consent solicitation statement for the location of information incorporated by reference into this proxy statement/prospectus/consent solicitation statement.
Risks Relating to Mechanics’ Business
You should read and consider the following risk factors specific to Mechanics’ business, which will also affect the combined company after the consummation of the merger. Please note that the risk factors described below apply only to Mechanics’ business and do not address risks relating to HomeStreet’s or HomeStreet Bank’s business or certain additional risks of the combined company. For information on risks relating to the merger and the combined company following the merger, please see the prior section entitled “—Risks Relating to the Merger and the Combined Company Following the Merger.” For more information on risks relating to HomeStreet’s and HomeStreet Bank’s business, please see the prior section entitled “—Risks Relating to HomeStreet’s Business.”
Mechanics’ allowances for credit losses for loans and debt securities may prove inadequate or Mechanics may be negatively affected by credit risk exposures. Future additions to Mechanics’ allowance for credit losses will reduce Mechanics’ future earnings.
As a lender, Mechanics is exposed to the risk that it could sustain losses because its borrowers may not repay their loans in accordance with the terms of their loans. Mechanics maintains allowances for credit losses for loans and debt securities to provide for defaults and nonperformance, which represent an estimate of expected losses over the remaining contractual lives of the loan and debt security portfolios. This estimate is the result of Mechanics’ continuing evaluation of specific credit risks and loss experience, current loan and debt security portfolio quality, present economic, political and regulatory conditions, industry concentrations, reasonable and supportable forecasts for future conditions and other factors that may indicate losses. The determination of the appropriate levels of the allowances for loan and debt security credit losses inherently involves a high degree of subjectivity and judgment and requires Mechanics to make estimates of current credit risks and future trends, all of which may undergo material changes. Generally, Mechanics’ nonperforming loans and other real estate owned (“OREO”) reflect operating difficulties of individual borrowers and weaknesses in the economies of the markets Mechanics serves.
While Mechanics management endeavors to estimate the allowance to cover anticipated losses over the lives of its loan and debt security portfolios, no underwriting and credit monitoring policies and procedures that Mechanics could adopt to address credit risk could provide complete assurance that it will not incur unexpected losses. These losses could have a material adverse effect on Mechanics’ business, financial condition, results of operations and cash flows. In addition, regulators periodically evaluate the adequacy of Mechanics’ allowance for credit losses and may require Mechanics to increase its provision for credit losses or recognize further loan charge-offs based on judgments different from those of Mechanics management. Any such increase in Mechanics’ provision for (reversal of) credit losses or additional loan charge-offs could have a material adverse effect on Mechanics’ results of operations and financial condition.
Mechanics may suffer losses in its loan portfolio despite strict adherence to its underwriting practices.
Mechanics mitigates the risks inherent in its loan portfolio by adhering to sound and proven underwriting practices, managed by experienced and knowledgeable credit professionals. These practices may include, among other considerations: analysis of a borrower’s prior credit history, financial statements, tax returns, cash flow projections, valuations of collateral based on reports of independent appraisers and verifications of liquid assets. Although Mechanics believes that its underwriting criteria is appropriate for the various kinds of loans it makes, Mechanics may incur losses on loans that meet its underwriting criteria, and these losses may exceed the amounts set aside as reserves in Mechanics’ allowance for credit losses.
Bank regulatory agencies, as an integral part of their examination process, review Mechanics’ loans and allowance for credit losses. While Mechanics believes that its allowance for credit losses is adequate to cover potential losses, Mechanics cannot guarantee that future increases to the allowance for credit losses may not be required by regulators or other third-party loan review or financial audits. Any of these occurrences could materially and adversely affect Mechanics’ business, financial condition and results of operations.
Adverse developments affecting the financial services industry, such as bank failures or concerns involving liquidity, may have a material effect on the combined company’s operations.
Events in early 2023 relating to the failures of certain banking entities have caused general uncertainty and concern regarding the liquidity adequacy of the banking sector as a whole. Although Mechanics was not directly affected by these bank failures, the news caused depositors to withdraw or attempt to withdraw their funds from these and other financial institutions and caused the stock prices of many financial institutions to become volatile. In the future, events such as these bank failures or negative news or the public perception thereof, could have an adverse effect on Mechanics’ financial condition and results of operations, either directly or through an adverse impact on certain of Mechanics’ customers.
Liquidity, primarily through deposits, is essential to Mechanics’ business. A lack of liquidity, or an increase in the cost of liquidity could materially impair Mechanics’ ability to fund its operations and jeopardize Mechanics’ consolidated financial condition, consolidated results of operation and cash flows.
Liquidity represents an institution’s ability to provide funds to satisfy demands from depositors, borrowers and other creditors by either converting assets into cash or accessing new or existing sources of incremental funds. Liquidity risk arises from the possibility that Mechanics may be unable to satisfy current or future funding requirements and needs.
Liquidity is essential for the operation of Mechanics’ business. Market conditions, unforeseen outflows of funds or other events could have a negative effect on Mechanics’ level or cost of funding, affecting Mechanics’ ongoing ability to accommodate liability maturities and deposit withdrawals, meet contractual obligations, and fund new business transactions at a reasonable cost and in a timely manner. If Mechanics’ access to stable and low-cost sources of funding, such as client deposits, is reduced, then Mechanics may need to use alternative funding, which could be more expensive or of limited availability. Any substantial, unexpected or prolonged changes in the level or cost of liquidity could affect Mechanics’ business adversely.
Deposit levels may be affected by several factors, including rates paid by competitors, general interest rate levels, returns available to customers on alternative investments, customers seeking to maximize deposit insurance by limiting their deposits at a single financial institution to $250,000, general economic and market conditions and other factors. Loan repayments are a relatively stable source of funds but are subject to the borrowers’ ability to repay loans, which can be adversely affected by a number of factors, including changes in general economic conditions, adverse trends or events affecting business industry groups or specific businesses, declines in real estate values or markets, business closings or lay-offs, inclement weather, natural disasters and other factors.
Furthermore, loans generally are not readily convertible to cash. From time to time, if Mechanics’ ability to raise funds through deposits, borrowings, the sale of investment securities and other sources are not sufficient to meet its liquidity needs, then Mechanics may be required to rely on alternative funding sources of liquidity to meet growth in loans, deposit withdrawal demands or otherwise fund operations. Such alternative funding sources include FHLB advances, Federal Reserve borrowings, brokered deposits, unsecured federal funds lines of credit from correspondent banks and/or accessing the equity or debt capital markets. The availability of these alternative funding sources is subject to broad economic conditions, to regulation and to investor assessment of Mechanics’ financial strength and, as such, the cost of funds may fluctuate significantly and/or the availability of such funds may be restricted, thus impacting the net interest income of Mechanics, its immediate liquidity and/or its access to additional liquidity. Additionally, if Mechanics fails to remain “well-capitalized” its ability to utilize brokered deposits may be restricted. Mechanics has somewhat similar risks to the extent that high-balance core deposits exceed the amount of deposit insurance coverage available.
An inability to maintain or raise funds (including the inability to access alternative funding sources) in amounts necessary to meet Mechanics’ liquidity needs would have a substantial negative effect on its liquidity. Mechanics’ access to funding sources in amounts adequate to finance its activities, or on terms attractive to Mechanics, could be impaired by factors that affect Mechanics specifically or the financial services industry in general. For example, factors that could detrimentally impact Mechanics’ access to liquidity sources include Mechanics’ consolidated financial results, a decrease in the level of Mechanics’ business activity due to a market downturn or adverse regulatory action against it, a reduction in Mechanics’ credit rating, any damage to Mechanics’ reputation, counterparty availability, changes in the activities of Mechanics’ business partners, changes affecting Mechanics’ loan portfolio or other assets, or any other event that could cause a decrease in depositor or investor confidence in Mechanics’ creditworthiness and business. Those factors may lead to depositors withdrawing Mechanics’ deposits or creditors limiting its borrowings. Mechanics’ access to liquidity could also be impaired by factors that are not specific to Mechanics, such as general business conditions, interest rate fluctuations, severe volatility or disruption of the financial markets, bank closures or negative views and expectations about the prospects for the financial services industry as a whole, or legal, regulatory, accounting, and tax environments governing Mechanics’ funding transactions. In addition, Mechanics’ ability to raise funds is strongly affected by the general state of the U.S. and world economies and financial markets as well as the policies and capabilities of the U.S. government and its agencies, and may remain or become increasingly difficult due to economic and other factors beyond Mechanics’ control, including the impact of tariffs. Any such event or failure to manage Mechanics’ liquidity effectively could affect Mechanics’ competitive position, increase its borrowing costs and the interest rates Mechanics pays on deposits, limit Mechanics’ access to the capital markets and have a material adverse effect on Mechanics’ consolidated financial condition and consolidated results of operations.
Mechanics’ operational systems and networks have been, and will continue to be, subject to an increasing risk of continually evolving cybersecurity or other technological risks, which could result in a loss of customer business, financial liability, regulatory penalties, damage to Mechanics’ reputation or the disclosure of confidential information.
Mechanics relies heavily on communications and information systems to conduct its business and maintain the security of confidential information and complex transactions, which subjects Mechanics to an increasing risk of cyber incidents, threats of cyberattacks from these activities, due to a combination of new technologies and the increasing use of the Internet to conduct financial transactions, and the potential failure, interruption or breach in the security of these systems, including those that could result from attacks or planned changes, upgrades and maintenance of these systems. Such cyber incidents could result in, and have in the past resulted in, failures or disruptions in Mechanics’ customer relationship management, securities trading, general ledger, deposits, computer systems, electronic underwriting servicing or loan origination systems, or the unauthorized disclosure of confidential and non-public information maintained within Mechanics’ systems. Mechanics also utilizes relationships with third parties to aid in a significant portion of its information systems, communications, data management and transaction processing. These third parties with which Mechanics does business may also be sources of cybersecurity or other technological risks, including operational errors, system interruptions or breaches, unauthorized disclosure of confidential information and misuse of intellectual property, and have experienced cyberattacks. Evolving technologies and the increased use of artificial intelligence and automation by third parties further increase the risk of cyberattacks and threats of cyberattacks against Mechanics or those third parties that Mechanics depends upon. If Mechanics’ third-party service providers encounter any of these issues, then Mechanics could be exposed to disruption of service, reputation damages, and litigation risk, any of which could have a material adverse effect on Mechanics’ business.
In 2023, a third-party vendor of Mechanics confirmed that data specific to Mechanics’ customers was likely obtained in a security incident targeting the vendor’s instance of a secure file transfer program. As a result of this, an unauthorized party likely obtained information in the vendor’s possession about Mechanics’ employees and customers. Affected individuals were notified by the applicable vendors. Given the widespread use of such secure file transfer program, additional vendors of Mechanics may have been impacted. Mechanics has incurred, and may continue to incur, expenses related to this incident, and it remains subject to risks and uncertainties as a result of the incident, including litigation and additional regulatory scrutiny.
The continued occurrence of cybersecurity incidents and threats thereof across a range of industries has resulted in increased legislative and regulatory scrutiny over cybersecurity and calls for additional data privacy laws and regulations at both the state and federal levels. For example, in 2018, the State of California adopted the California Consumer Privacy Act of 2018, as amended by the California Privacy Rights Act in 2023, which imposes requirements on companies operating in California and provides consumers with a private right of action if covered companies suffer a data breach related to their failure to implement reasonable security measures. There have been ongoing discussions and proposals in the U.S. Congress with respect to new federal data privacy and security laws to which Mechanics would become subject if enacted. These upcoming and evolving laws and regulations could result in increased operating expenses or increase Mechanics’ exposure to the risk of litigation or regulatory inquiries or proceedings.
Although Mechanics devotes significant resources to maintain and regularly upgrade its systems and networks to safeguard critical business applications, there is no guarantee that these measures or any other measures can provide absolute security. Mechanics’ computer systems, software and networks may be adversely affected by cyber incidents such as: unauthorized access; loss or destruction of data (including confidential client information); account takeovers; unavailability of service; computer viruses or other malicious code; cyberattacks; and other events. In addition, Mechanics’ protective measures may not promptly detect intrusions, and Mechanics may experience losses or incur costs or other damage related to intrusions that go undetected or go undetected for significant periods of time, at levels that adversely affect Mechanics’ financial results or reputation. Further, because the methods used to cause cyberattacks change frequently, or in some cases cannot be recognized until launched, Mechanics may be unable to implement preventative measures or proactively address these methods until they are discovered. Cyber threats have derived or may derive from human error, fraud or malice on the part of employees or third parties, or may result from accidental technological failure. Additional challenges are posed by external extremist parties, including foreign state actors, in some circumstances, as a means to promote political ends. If one or more of these events occurs, then it could result in the disclosure of confidential client or customer information, damage to Mechanics’ reputation with Mechanics’ clients, customers and the market, customer dissatisfaction, additional costs such as repairing systems or adding new personnel or protection technologies, regulatory penalties, fines, remediation costs, exposure to litigation and other financial losses to both Mechanics and its clients and customers. Such events could also cause interruptions or malfunctions in Mechanics’ operations. Mechanics maintains cyber risk insurance, but this insurance may not be sufficient to cover all of Mechanics’ losses from any future breaches of Mechanics’ systems.
Mechanics continues to evaluate its cybersecurity program and will consider incorporating new practices as necessary to meet the expectations of regulatory agencies in light of such cybersecurity guidance and regulatory actions and settlements for cybersecurity-related failures and violations by other industry participants. Such procedures include management-level engagement and corporate governance, risk management and assessment, technical controls, incident response planning, vulnerability testing, vendor management, intrusion detection monitoring, patch management and staff training. Even if Mechanics implements these procedures, however, Mechanics cannot assure you that it will be fully protected from a cybersecurity incident, the occurrence of which could adversely affect its reputation and financial condition.
Business and results of operations may be adversely affected by unpredictable economic, market and business conditions.
Mechanics’ business and results of operations are affected by general economic, market and business conditions. The credit quality of Mechanics’ loan portfolio necessarily reflects, among other things, the general economic conditions in the areas in which Mechanics conducts its business. Mechanics’ continued financial success depends to a degree on factors beyond its control, including:
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national and local economic conditions, such as the level and volatility of short-term and long-term interest rates, inflation, home prices, unemployment and under-employment levels, energy prices, bankruptcies, household income and consumer spending;

•	the availability and cost of capital and credit;

•	incidence of customer fraud; and
•	federal, state and local laws affecting these matters.
The deterioration of any of these conditions, as Mechanics has experienced with past economic downturns, could adversely affect Mechanics’ consumer and commercial businesses and securities portfolios, Mechanics’ level of loan charge-offs and provision for credit losses, the carrying value of Mechanics’ deferred tax assets, Mechanics’ capital levels and liquidity, and Mechanics’ results of operations. Several factors could pose risks to the financial services industry, including tightening monetary policies by central banks, rising energy prices, trade wars, restrictions and tariffs; slowing growth in emerging economies; geopolitical matters, including international political unrest, disturbances and conflicts; acts of war and terrorism; pandemics; changes in interest rates; regulatory uncertainty; continued infrastructure deterioration; low oil prices; disruptions in global or national supply chains; and natural disasters. Each of these factors may adversely affect Mechanics’ fees and costs.
Over the last several years, there have been several instances where there has been uncertainty regarding the ability of Congress and the President collectively to reach agreement on federal budgetary and spending matters. A period of failure to reach agreement on these matters, particularly if accompanied by an actual or threatened government shutdown, may have an adverse impact on the U.S. economy. Additionally, a prolonged government shutdown may inhibit Mechanics’ ability to evaluate borrower creditworthiness and originate and sell certain government-backed loans.
Mechanics’ business is subject to interest rate risk, and fluctuations in interest rates may adversely affect Mechanics’ earnings, capital levels and overall results.
Mechanics is subject to significant risk from changes in interest rates. Between August 2019 and March 2020, the Federal Open Market Committee of the Federal Reserve Board decreased its target range for the federal funds rate by 200 basis points, while between March 2022 and December 2023, it raised the target range for the federal funds rate by 525 basis points. Between September 2024 and December 2024, the Federal Reserve Board decreased its target range for the federal funds rate by 100 basis points and indicated that further changes may occur in 2025. Changes in interest rates have in the past and may continue to impact Mechanics’ net interest income in the future as well as the valuation of its assets and liabilities. Mechanics’ earnings are significantly dependent on its net interest income, which is the difference between interest income on interest-earning assets, such as loans and securities, and interest expense on interest-bearing liabilities, such as deposits and borrowings. Mechanics expects to periodically experience “gaps” in the interest rate sensitivities of its bank assets and liabilities, meaning that either Mechanics’ interest-bearing liabilities will be more sensitive to changes in market interest rates than Mechanics’ interest-earning assets, or vice versa. In either event, if market interest rates should move contrary to Mechanics’ position, this “gap” may work against Mechanics, and Mechanics’ results of operations and financial condition may be adversely affected. Given the potential for an adverse impact on Mechanics’ net interest income associated with interest rate cycle transitions, Mechanics periodically evaluates its current “gap” position and determines whether a repositioning of Mechanics’ balance sheet is appropriate. Asymmetrical changes in interest rates, such as if short-term rates increase or decrease at a faster rate than long-term rates, can affect the slope of the yield curve. A continued inversion of the yield curve, as measured by the difference between 10-year U.S. Treasury bond yields and 3-month yields, could adversely impact the net interest income of Mechanics’ business as the spread between interest-earning assets and interest-bearing liabilities becomes further compressed.
A subset of Mechanics’ loans are advanced to its customers on a variable or adjustable-rate basis and a subset of Mechanics’ loans were advanced to Mechanics’ customers on a fixed-rate basis. As a result, an increase in interest rates could result in increased loan defaults, foreclosures and charge-offs and could necessitate further increases to the allowance for credit losses, any of which could have a material adverse effect on Mechanics’ business, financial condition or results of operations. The inability of certain of Mechanics’ loans to adjust downward can contribute to increased income in periods of declining interest rates, although this result is subject to the risks that borrowers may refinance these loans during periods of declining interest rates. Also, when adjustable rate loans have interest rate floors, there is a further risk that Mechanics’ interest income may not increase as rapidly as Mechanics’ cost of funds during periods of increasing interest rates, which could have a material adverse effect on Mechanics’ results of operations.
If Mechanics needs to offer higher interest rates on checking accounts to maintain current clients or attract new clients, then Mechanics’ interest expense will increase, perhaps materially. Furthermore, if Mechanics fails to offer interest in a sufficient amount to keep these demand deposits, Mechanics’ core deposits may be reduced, which would require Mechanics to obtain funding in other ways or risk slowing its future asset growth.
An increase in the absolute level of interest rates may also, among other things, adversely affect the demand for loans and Mechanics’ ability to originate loans. In particular, if mortgage interest rates increase, the demand for residential mortgage loans and the refinancing of residential mortgage loans will likely decrease, which will have an adverse effect on Mechanics’ income generated from mortgage origination activities. Conversely, a decrease in the absolute level of interest rates, among other things, may lead to prepayments in Mechanics’ loan and mortgage-backed securities portfolios, as well as increased competition for deposits. Accordingly, changes in the general level of market interest rates may adversely affect Mechanics’ net yield on interest-earning assets, loan origination volume and Mechanics’ overall results.
In addition, Mechanics holds securities that may be sold in response to changes in market interest rates, changes in securities’ prepayment risk, increases in loan demand, general liquidity needs and other similar factors. Such securities are classified as available for sale and are carried at estimated fair value, which may fluctuate with changes in market interest rates. The effects of an increase in market interest rates have in the past resulted in, and may in the future result in, a decrease in the value of Mechanics’ available for sale investment portfolio.
Market interest rates are affected by many factors outside of Mechanics’ control, including inflation, recession, unemployment, money supply, political factors, international disorder and instability in domestic and foreign financial markets. Mechanics may not be able to accurately predict the likelihood, nature and magnitude of such changes or how and to what extent such changes may affect Mechanics’ business. Mechanics also may not be able to adequately prepare for, or compensate for, the consequences of such changes. Any failure to predict and prepare for changes in interest rates, or adjust for the consequences of these changes, may adversely affect Mechanics’ earnings and capital levels and overall results of operations and financial condition.
Inflationary pressures and rising prices may affect results of operations and financial condition.
Inflation rose sharply at the end of 2021 and continued rising into 2024 at elevated levels. While the rise in inflation has slowed during the latter half of 2024, inflationary pressures are still expected to remain elevated throughout 2025. Small- to medium-sized businesses may be impacted more during periods of high inflation as they are not able to leverage economics of scale to mitigate cost pressures compared to larger businesses. Consequently, the ability of Mechanics’ business customers to repay their loans may deteriorate, and, in some cases, this deterioration may occur quickly, which would adversely impact Mechanics’ results of operations and financial condition. Similarly, rising interest rates will negatively impact Mechanics’ mortgage business by making home mortgages more expensive for home buyers and by making mortgage refinancing transactions less likely, which would adversely impact Mechanics’ results of operations and financial condition. Furthermore, a prolonged period of inflation could cause wages and other costs to Mechanics to increase, which could adversely affect Mechanics’ results of operations and financial condition.
Mechanics’ mortgage origination business is subject to fluctuations based upon seasonal and other factors.
Mechanics’ mortgage origination business is subject to several variables that can impact loan origination volume, including seasonal and interest rate fluctuations. An increase in the general level of interest rates may, among other things, adversely affect the demand for mortgage loans and Mechanics’ ability to originate mortgage loans. In particular, if mortgage interest rates increase, the demand for residential mortgage loans and the refinancing of residential mortgage loans will likely decrease, which will have an adverse effect on Mechanics’ mortgage origination activities. Conversely, a decrease in the general level of interest rates, among other things, may lead to increased competition for mortgage loan origination business.
The financial services industry is characterized by rapid technological change, and if Mechanics fails to keep pace, its business may suffer.
The financial services industry is continually undergoing rapid technological change with frequent introductions of new technology-driven products and services, including increased usage of artificial intelligence and automation. Many of Mechanics’ competitors have substantially greater resources to invest in technological improvements. Mechanics may not be able to effectively or timely implement new technology-driven products and services or be successful in marketing these products and services to its customers and clients. Failure to successfully keep pace with technological change affecting the financial services industry and avoid interruptions, errors and delays could have a material adverse impact on Mechanics’ business, financial condition, results of operations or cash flows.

Mechanics is heavily reliant on technology, and a failure to effectively implement new technological solutions or enhancements to existing systems or platforms could adversely affect Mechanics’ business operations and the financial results of Mechanics’ operations.
Mechanics significantly depends on technology to deliver its products and services and to otherwise conduct business. To remain technologically competitive and operationally efficient, Mechanics has either begun the significant investment in or has plans to invest in new technological solutions, substantial core system upgrades and other technology enhancements. Many of these solutions and enhancements have a significant duration, include phased implementation schedules, are tied to critical systems, and require substantial internal and external resources for design and implementation. Such external resources may be relied upon to provide expertise and support to help implement, maintain and/or service certain of Mechanics’ core technology solutions.
Although Mechanics takes steps to mitigate the risks and uncertainties associated with these solutions and initiatives, it may encounter significant adverse developments in the completion and implementation of these initiatives. These may include significant time delays, cost overruns, loss of key personnel, technological problems, processing failures, distraction of management and other adverse developments. Further, Mechanics’ ability to maintain an adequate control environment may be impacted.
The ultimate effect of any adverse development could damage Mechanics’ reputation, result in a loss of customer business, subject Mechanics to additional regulatory scrutiny, or expose Mechanics to civil litigation and possible financial liability, any of which could materially affect Mechanics, including its control environment, operating efficiency, and results of operations.
Mechanics’ geographic concentration may magnify the adverse effects and consequences of any regional or local economic downturn.
Mechanics primarily serves businesses, organizations and individuals located in California. As a result, Mechanics is exposed to risks associated with lack of geographic diversification. An economic downturn or decrease in property values in California, adverse changes in laws or regulations in California could impact the credit quality of Mechanics’ assets, the businesses of Mechanics’ customers, the ability to expand Mechanics’ business, the ability of the Mechanics’ customers to repay loans, the value of the collateral securing loans, Mechanics’ ability to sell the collateral upon any foreclosure and the stability of Mechanics’ deposit funding sources. Mechanics’ success significantly depends upon the growth in population, income levels, commerce, deposits and housing in Mechanics’ market area. If the communities in which Mechanics operates do not grow or if prevailing economic conditions locally or nationally are unfavorable, then Mechanics’ business may be negatively affected.
Any regional or local economic downturn that affects California, whether caused by recession, inflation, unemployment, natural disasters, supply chain disruptions or other factors, may affect Mechanics’ profitability more significantly and more adversely than Mechanics’ competitors that are less geographically concentrated and could have a material adverse effect on Mechanics’ results of operations and financial condition.
The trade policies and potential tariff initiatives being pursued by the U.S. government may present risks to Mechanics’ borrowers and the markets within which Mechanics operates, particularly with respect to the threatened imposition of additional tariffs on certain products imported from countries such as Mexico, Canada and China, which are significant international trading partners for the California economy. The imposition of tariffs on imports, the potential for retaliatory tariffs by foreign governments, or other similar restrictions on international trade could increase costs for manufacturers and resellers, reduce demand for U.S. exports and disrupt supply chains. Prolonged trade tensions or the implementation of tariffs could negatively impact the broader economic environment, potentially leading to reduced consumer spending, lower economic growth, and decreased demand for other banking products and services. As a result, Mechanics’ financial performance, including credit quality and loan growth, could be adversely affected by these policy changes.
An adverse change in real estate market values may result in losses and otherwise adversely affect profitability.
Many loans in Mechanics’ portfolio contain commercial or residential real estate as the primary component of collateral. The real estate collateral in such cases provides a source of repayment in the event of default by the borrower and may deteriorate in value during the time the credit is extended. A decline in commercial or residential real estate values generally, and in California specifically, could impair the value of the collateral underlying a significant portion of Mechanics’ loan portfolio and ability to sell the collateral upon any foreclosure. In the event of a default with respect to any of these loans, the amounts Mechanics receives upon sale of the collateral may be insufficient to recover the outstanding principal and interest on the loan. As a result, Mechanics’ results of operations and financial condition may be materially adversely affected by a decrease in real estate market values.
Mechanics relies upon independent appraisals to determine the value of the real estate that secures a substantial portion of Mechanics’ loans, and the values indicated by such appraisals may not be realizable if Mechanics is forced to foreclose upon such loans.
A substantial portion of Mechanics’ loan portfolio consists of loans secured by real estate. Mechanics relies upon appraisers at the time of origination to estimate the value of such real estate. Appraisals are only estimates of value, and the soundness of those estimates may be affected by volatility in the real estate market or other changes in market conditions. In addition, the appraisers may make mistakes of fact or judgment, which adversely affect the reliability of their appraisals. In addition, events occurring after the initial appraisal may cause the value of the real estate to increase or decrease. For example, since 2020 and in light of the prevalence of hybrid work arrangements and associated lower occupancy rates, the value of commercial real estate secured by office properties has generally declined. As a result of these factors, the real estate securing some of Mechanics’ loans may be less valuable than anticipated at the time the loans were made. If a default occurs on a loan secured by real estate that is less valuable than originally estimated, then Mechanics may not be able to recover the outstanding balance of the loan and will suffer a loss.
Some of the small- to medium-sized businesses that Mechanics lends to may have fewer resources to weather adverse business developments, which may impair Mechanics’ borrowers’ ability to repay loans.
Mechanics targets its business development and marketing strategy to serve the banking and financial services needs of its community, including small- to medium-sized businesses and real estate owners. These small- to medium-sized businesses frequently have smaller market share than their competition, may be more vulnerable to economic downturns, often need substantial additional capital to expand or compete and may experience significant volatility in operating results. Any one or more of these factors may impair the borrower’s ability to repay a loan. In addition, the success of a small- to medium-sized business often depends on the management talents and efforts of one or two persons or a small group of persons, and the death, disability or resignation of one or more of these persons could have a material adverse impact on the business and its ability to repay a loan. Economic downturns and other events that negatively impact Mechanics’ market areas could cause Mechanics to incur substantial credit losses that could negatively affect its consolidated financial condition and consolidated results of operations.
Mechanics’ risk management processes may not fully identify and mitigate exposure to the various risks that Mechanics faces, including interest rate, credit, liquidity and market risk.
Mechanics continues to refine its risk management techniques, strategies and assessment methods on an ongoing basis. However, Mechanics’ risk management techniques and strategies (as well as those available to the market generally) may not be fully effective in mitigating its risk exposure in all economic market environments or against all types of risk. For example, Mechanics might fail to identify or anticipate particular risks, or the systems that Mechanics use, and may not be capable of identifying certain risks. Certain of Mechanics’ strategies for managing risk are based upon observed historical market behavior. Mechanics applies statistical and other tools to these observations to quantify its risk exposure. Any failures in Mechanics’ risk management techniques and strategies to accurately identify and quantify its risk exposure could limit its ability to manage risks. In addition, any risk management failures could cause Mechanics’ losses to be significantly greater than the historical measures indicate. Further, Mechanics’ quantified modeling does not take all risks into account. As a result, Mechanics also takes a qualitative approach in reducing its risk, although Mechanics’ qualitative approach to managing those risks could also prove insufficient, exposing it to material unanticipated losses.
Mechanics’ hedging strategies may not be successful in mitigating Mechanics’ exposure to interest rate risk.
Mechanics has used, and may use, derivative financial instruments, such as interest rate swaps, to limit its exposure to interest rate risk. No hedging strategy can completely protect Mechanics, and the derivative financial instruments Mechanics elects may not have the effect of reducing Mechanics’ interest rate risk. Poorly designed strategies, improperly executed and documented transactions, inaccurate assumptions or the failure of a counterparty to fulfill its obligations could actually increase Mechanics’ risks and losses. In addition, hedging strategies involve transaction and other costs. Mechanics’ hedging strategies and the derivatives that Mechanics uses may not adequately offset the risks of interest rate volatility and could result in or magnify losses, which could have an adverse effect on Mechanics’ financial condition and results of operations.

Mechanics depends on its computer and communications systems and an interruption in service would negatively affect its business.
Mechanics’ businesses rely on electronic data processing and communications systems. The effective use of technology allows Mechanics to better serve customers and clients, increases efficiency and reduces costs. The continued success of Mechanics will depend, in part, upon its ability to successfully maintain, secure and upgrade the capability of its systems, its ability to address the needs of its clients by using technology to provide products and services that satisfy their demands and its ability to retain skilled information technology employees. Significant malfunctions or failures of Mechanics’ computer systems, computer security, software or any other systems (e.g., record retention and data processing functions performed by third parties, and third-party software, such as Internet browsers), could cause delays in customer activity. Such delays could cause substantial losses for customers and could subject Mechanics to claims from customers for losses, including litigation claiming fraud or negligence. In addition, if Mechanics’ computer and communications systems fail to operate properly, regulations would restrict Mechanics’ ability to conduct business. Any such failure could prevent Mechanics from collecting funds relating to customer and client transactions, which would materially impact Mechanics’ cash flows. Any computer or communications system failure or decrease in computer system performance that causes interruptions in Mechanics’ operations could have a material adverse effect on Mechanics’ business, financial condition, results of operations or cash flows.
Climate change could adversely affect Mechanics’ business and performance, including indirectly through impacts on Mechanics’ customers.
Concerns over the long-term impacts of climate change have led, and may continue to lead, to governmental efforts in the United States to mitigate those impacts. Consumers and businesses also may change their behavior as a result of these concerns. Mechanics’ customers will need to respond to new laws and regulations, as well as consumer and business preferences resulting from climate change concerns. Mechanics’ customers may face cost increases, asset value reductions and operating process changes. The impact on Mechanics’ customers will likely vary depending on their specific attributes, including reliance on or role in carbon intensive activities. Mechanics’ efforts to take these risks into account in making lending and other decisions may not be effective in protecting it from the negative impact of new laws and regulations or changes in consumer or business behavior.
Mechanics is subject to environmental liability risk associated with lending activities.
A significant portion of Mechanics’ loan portfolio is secured by real property. In the ordinary course of business, Mechanics may foreclose on and take title to properties securing certain loans. In doing so, there is a risk that hazardous or toxic substances could be found on these properties. If hazardous or toxic substances are found, Mechanics may be liable for remediation costs, as well as for personal injury and property damage. Environmental laws may require Mechanics to incur substantial expenses and may materially reduce the affected property’s value or limit Mechanics’ ability to use or sell the affected property. In addition, future laws or more stringent interpretations or enforcement policies with respect to existing laws may increase Mechanics’ exposure to environmental liability. The remediation costs and any other financial liabilities associated with an environmental hazard could have a material and adverse effect on Mechanics’ business, financial condition and results of operations.
Mechanics may fail to adapt our services to changes in the marketplace related to mortgage servicing or origination, technology or in changing requirements of governmental authorities and customers.
Mechanics both sells and holds for investment residential mortgage loans that it originates. The markets for Mechanics’ mortgage origination and servicing business are subject to frequent introduction of new services by competitors, evolving industry standards and government regulations. Mechanics’ future success will depend on enhancing its services and technologies, and developing new services that address changes in technology, competing services, applicable marketplaces, or customer needs. In addition, the demand for mortgage servicing can be impacted by various factors, including national and regional economic trends, such as recessions or stagnating real estate markets, as well as the difference between interest rates on existing mortgage loans relative to prevailing mortgage rates. Mechanics may not be able to maintain or grow the size of its servicing portfolio if mortgage loans serviced by Mechanics are repaid at maturity, prepaid prior to maturity, refinanced with a mortgage not serviced by Mechanics, liquidated through foreclosure, deed-in-lieu of foreclosure, other liquidation process, or other events. The failure of mortgage loans that Mechanics holds on its books to perform adequately, or a decline in Mechanics’ mortgage servicing business, could have a material adverse effect on Mechanics’ financial condition, liquidity and results of operations.

If Mechanics fails to develop, implement and maintain an effective system of internal control over financial reporting, then the accuracy and timing of Mechanics’ financial reporting in future periods may be adversely affected.
Effective internal controls are necessary for Mechanics to provide timely and reliable financial reports and effectively prevent fraud. If Mechanics fails to maintain adequate internal controls, then Mechanics’ financial statements may not accurately reflect Mechanics’ financial condition. Any material misstatements could require a restatement of Mechanics’ consolidated financial statements or cause investors to lose confidence in Mechanics’ reported financial information.
Mechanics may identify material weaknesses in its internal control over financial reporting in the future or fail to maintain an effective system of internal control over financial reporting, which may result in material misstatements of its financial statements.
Mechanics has not identified any material weaknesses in its internal control over financial reporting as of December 31, 2024. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements would not be prevented or detected on a timely basis.
Such material weaknesses could result in the misstatement of a substantial part or substantially all of Mechanics’ accounts or disclosures, which would result in a material misstatement of Mechanics’ annual or interim financial statements that would not be prevented or detected.
To prevent such material weaknesses, Mechanics actively recruits accounting personnel with appropriate experience, certification, education and training. Mechanics is in the process of implementing additional measures and risk assessment procedures designed to improve Mechanics’ disclosure controls and procedures and internal control over financial reporting. Mechanics has engaged financial consultants to assist with the implementation of internal controls over financial reporting. To the extent that Mechanics is not able to hire and retain such individuals or is unable to successfully design and implement such controls, material weaknesses may not be prevented, identified or remediated and management may be required to record additional adjustments to its financial statements in the future or otherwise not be able to produce timely or accurate financial statements. Remediation efforts are generally time-consuming and require financial and operational resources. If Mechanics’ management concludes that Mechanics’ internal control over financial reporting is not effective, such a determination could adversely affect investor confidence in Mechanics.
Mechanics ultimately may write off goodwill and other intangible assets resulting from business combinations.
Goodwill is initially recorded at fair value and is not amortized but is reviewed at least annually or more frequently if events or changes in circumstances indicate that the carrying value may not be fully recoverable. If Mechanics’ estimates of goodwill fair value change, then Mechanics may determine that impairment charges are necessary. The determination of whether impairment has occurred, takes into consideration a number of factors, including, but not limited to, operating results, business plans, economic projections, anticipated future cash flows and current market data. On an ongoing basis, Mechanics evaluates whether facts and circumstances indicate any impairment of value of intangible assets. As circumstances change, Mechanics may not realize the value of these intangible assets. If Mechanics determines that a material impairment has occurred, then it will be required to write off the impaired portion of intangible assets, which could have a material adverse effect on Mechanics’ results of operations in the period in which the write-off occurs. Mechanics continuously monitors developments regarding future operating performance of Mechanics’ business, overall economic conditions, market capitalization and any other triggering events or circumstances that may indicate an impairment in the future.
No assurance can be given that Mechanics will not record an impairment loss on goodwill in the future and any such impairment loss could have a material adverse effect on its business, consolidated financial condition and Mechanics’ consolidated results of operations. Furthermore, even though goodwill is a noncash item, significant impairment of goodwill could subject Mechanics to regulatory limitations, including the ability to pay dividends on Mechanics’ common stock.
Mechanics is dependent on its management team, and the loss of Mechanics’ senior executive officers or other key employees could impair Mechanics’ relationship with customers and adversely affect its business and financial results.
Mechanics’ success is dependent, to a large degree, upon the continued service and skills of its existing management team and other key employees with long-term customer relationships. Mechanics’ continued success and growth depend in large part on the efforts of these key personnel and Mechanics’ ability to attract, motivate and retain highly qualified senior and middle management and other skilled employees to complement and succeed to its core senior management team. Mechanics’ business and growth strategies rely upon its ability to retain employees with experience and business relationships.
Mechanics’ future success depends in large part on its ability to retain and motivate its existing employees and attract new employees. Competition for the best employees can be intense. The loss of one or more of such key personnel could have an adverse impact on Mechanics’ business because of their skills, knowledge of the market, years of industry experience and the difficulty of finding qualified replacement personnel. If any of these personnel were to leave and compete with Mechanics, then its business, financial condition, results of operations and growth could suffer.
Mechanics is subject to losses due to fraudulent and negligent acts.
Mechanics’ banking and mortgage origination businesses expose it to fraud risk from its loan and deposit customers and the parties they do business with, as well as from its employees, contractors and vendors. Mechanics relies heavily upon information supplied by third parties, including the information contained in credit applications, property appraisals, title information, equipment pricing and valuation, and employment and income documentation, in deciding which loans to originate and the terms of those loans. If any of the information upon which Mechanics relies is misrepresented, either fraudulently or negligently, and the misrepresentation is not detected before funding, then the value of the collateral may be significantly lower than expected, the source of repayment may not exist or may be significantly impaired, or Mechanics may fund a loan that it would not have funded or on terms Mechanics would not have extended. While Mechanics has underwriting and operational controls in place to help detect and prevent such fraud, no such controls are effective to detect or prevent all fraud. Whether a misrepresentation is made by the applicant, another third party or one of Mechanics’ own employees, Mechanics may bear the risk of loss associated with the misrepresentation. Mechanics has experienced losses resulting from fraud in the past, including loan, wire transfer, document and check fraud, and identity theft. Mechanics maintains fraud insurance, but this insurance may not be sufficient to cover all of Mechanics’ losses from any fraudulent acts.
Negative publicity regarding Mechanics, or financial institutions in general, could damage Mechanics’ reputation and adversely impact its business and results of operations.
Mechanics’ ability to attract and retain customers and conduct its business could be adversely affected to the extent Mechanics’ reputation is damaged. Reputational risk, or the risk to Mechanics’ business, earnings and capital from negative public opinion regarding its company, or financial institutions in general (such as the bank failures in the first half of 2023), is inherent in Mechanics’ business. Adverse perceptions concerning Mechanics’ reputation or financial institutions in general could lead to difficulties in generating and maintaining accounts as well as in financing them. In particular, such negative perceptions could lead to decreases in the level of deposits that consumer and commercial customers and potential customers choose to maintain with Mechanics. Negative public opinion could result from actual or alleged conduct in any number of activities or circumstances, including: lending or foreclosure practices; sales practices; corporate governance and potential conflicts of interest; ethical failures or fraud, including alleged deceptive or unfair lending or pricing practices; regulatory compliance; protection of customer information; cyberattacks, whether actual, threatened, or perceived; negative news about Mechanics or the financial institutions industry generally; general company performance; or actions taken by government regulators and community organizations in response to such activities or circumstances. Furthermore, Mechanics’ failure to address, or the perception that Mechanics has failed to address, these issues appropriately could impact Mechanics’ ability to keep and attract customers and/or employees and could expose Mechanics to litigation and/or regulatory action, which could have an adverse effect on Mechanics’ business and results of operations. If Mechanics, or its relationships with certain customers, vendors or suppliers, became the subject of negative publicity, then Mechanics’ ability to attract and retain customers and employees, and Mechanics’ financial condition and results of operations, could be adversely impacted.
Mechanics is subject to legal claims and litigation, including potential securities law liabilities, any of which could have a material adverse effect on its business.
Mechanics faces legal risks in each aspect of its business, and the volume of legal claims and amount of damages and penalties claimed in litigation and regulatory proceedings against financial service companies remains high. These risks often are difficult to assess or quantify, and their existence and magnitude often remain unknown for substantial periods of time. Substantial legal liability or significant regulatory action against Mechanics could have a material adverse effect on its results of operations or cause significant reputational harm to Mechanics, which could seriously harm its business and prospects. Further, regulatory inquiries and subpoenas, other requests for information, or testimony in connection with litigation may require incurrence of significant expenses, including fees for legal representation and fees associated with document production. These costs may be incurred even if Mechanics is not a target of the inquiry or a party to the litigation. Any financial liability or reputational damage could have a material adverse effect on Mechanics’ business, which, in turn, could have a material adverse effect on Mechanics’ financial condition and results of operations.
Mechanics may need to raise additional capital, but additional capital may not be available.
Mechanics may need to raise additional capital, in the future, to support its growth, strategic objectives or to meet regulatory or other internal requirements. Mechanics’ ability to access the capital markets, if needed, will depend on a number of factors, including Mechanics’ consolidated financial condition, its business prospectus and the state of the financial markets. If capital is not available on favorable terms when Mechanics needs it, then it may have to curtail its growth or certain operations until market conditions become more favorable. Any diminished ability to raise additional capital, if needed, could restrict Mechanics’ ability to grow, require Mechanics to take actions that would affect its earnings negatively or otherwise affect its business and its ability to implement its business plan, capital plan and strategic goals adversely. Such events could have a material adverse effect on Mechanics’ business, consolidated financial condition and consolidated results of operations.
The soundness of other financial institutions could adversely affect Mechanics’ business.
Mechanics’ ability to engage in routine funding transactions could be adversely affected by the actions and commercial soundness of other financial institutions. Financial services institutions are interrelated as a result of trading, clearing, counterparty and other relationships. Mechanics has exposure to many different counterparties and Mechanics routinely executes transactions with counterparties in the financial services industry, including brokers and dealers, commercial banks, credit unions, investment banks, mutual and hedge funds and other institutional clients. As a result, defaults by, or even negative speculation about, one or more financial services institutions, or the financial services industry in general, have led to market-wide liquidity problems in the past and could lead to losses or defaults by Mechanics or by other institutions. For example, bank failures during the first half of 2023 put additional financial pressure and uncertainty on other financial institutions and led to increased regulatory scrutiny in the industry. Similar bank failures, or the perception thereof, could adversely affect Mechanics’ operations. Many of these transactions expose Mechanics to credit risk in the event of default of its counterparty or client. In addition, Mechanics’ credit risk may be exacerbated when Mechanics holds collateral that cannot be realized or is liquidated at prices not sufficient to recover the full amount of the receivable due to Mechanics. Any such losses could be material and could materially and adversely affect Mechanics’ business, financial condition, results of operations or cash flows.
Mechanics faces strong competition from other financial institutions and financial service companies, which may adversely affect its operations and financial condition.
Mechanics competes with national, regional and community banks within the various markets where the Bank operates. Mechanics also faces competition from many other types of financial institutions, including savings and loan associations, savings banks, finance companies and credit unions. A number of these banks and other financial institutions have substantially greater resources and lending limits, larger branch systems and a wider array of banking services than Mechanics does. Mechanics also competes with other providers of financial services, such as money market mutual funds, brokerage and investment banking firms, consumer finance companies, pension trusts, governmental organizations and increasingly fintech companies, each of which may offer more favorable financing than Mechanics is able to provide. In addition, some of Mechanics’ non-bank competitors are not subject to the same extensive regulations that govern Mechanics. The banking business in California has remained competitive over the past several years, and Mechanics expects the level of competition it faces to further increase. Competition for deposits and in providing lending products and services to consumers and businesses in Mechanics’ market area continues to be competitive and pricing is important.
Other factors encountered in competing for savings deposits are convenient office locations, interest rates and fee structures of products offered. Direct competition for savings deposits also comes from other commercial bank and thrift institutions, money market mutual funds and corporate and government securities that may offer more attractive rates than insured depository institutions are willing to pay. Competition for loans is based on factors such as interest rates, loan origination fees and the range of services offered by the provider. Mechanics’ profitability depends on Mechanics’ ability to compete effectively in these markets. This competition may reduce or limit Mechanics’ margins on banking services, reduce Mechanics’ market share and adversely affect its results of operations and financial condition. Mechanics’ mortgage origination business faces vigorous competition from banks and other financial institutions, including large financial institutions as well as independent mortgage banking companies, commercial banks, savings banks and savings and loan associations. The ability to attract and retain skilled mortgage origination professionals is critical to Mechanics’ mortgage origination business.
Overall, competition among providers of financial products and services continues to increase as technological advances, including the rise of artificial intelligence and automation, have lowered the barriers to entry for financial technology companies, with consumers having the opportunity to select from a growing variety of traditional and nontraditional alternatives, including online checking, savings and brokerage accounts, online lending, online insurance underwriters, crowdfunding, digital wallets, and money transfer services. The ability of non-banking financial institutions to provide services previously limited to commercial banks has intensified competition. Because non-banking financial institutions are not subject to many of the same regulatory restrictions as banks and bank holding companies, they can often operate with greater flexibility and lower cost structures. This competition could result in the loss of customer deposits and brokerage accounts and lower mortgage originations, which could have a material adverse effect on Mechanics’ financial condition and results of operations.
Regulatory restrictions may delay, impede or prohibit Mechanics’ ability to consider certain acquisitions and opportunities.
Acquisitions by financial institutions are subject to approval by a variety of federal and state regulatory agencies. The process for obtaining these required regulatory approvals has become substantially more difficult in recent years. Regulatory approvals could be delayed, impeded, restrictively conditioned or denied due to existing or new regulatory issues Mechanics has, or may have, with regulatory agencies, including, without limitation, issues related to the Bank Holding Company Act, the Bank Merger Act, Bank Secrecy Act compliance, Community Reinvestment Act issues, fair lending laws, fair housing laws, consumer protection laws, unfair, deceptive, or abusive acts or practices regulations and other similar laws and regulations. Mechanics may fail to pursue, evaluate or complete strategic and competitively significant acquisition opportunities as a result of its inability, or perceived or anticipated inability, to obtain regulatory approvals in a timely manner, under reasonable conditions or at all. Difficulties associated with potential acquisitions that may result from these factors could have a material adverse effect on Mechanics’ business, financial condition and results of operations.
Mechanics is subject to extensive supervision and regulation that could restrict its activities and impose financial requirements or limitations on the conduct of its business and limit its ability to generate income.
Banks are highly regulated under federal and state law. As such, Mechanics is subject to extensive regulation, supervision and legal requirements from government agencies such as the Federal Reserve, the FDIC and the CDFPI, which govern almost all aspects of Mechanics’ operations. Compliance with laws and regulations can be difficult and costly, and changes to laws and regulations often impose additional operating costs. Mechanics’ failure to comply with these laws and regulations could subject Mechanics to restrictions on its business activities, enforcement actions and fines and other penalties, any of which could adversely affect Mechanics’ results of operations, regulatory capital levels and the price of its common stock.
Banking regulations are primarily intended to protect depositors’ funds, federal deposit insurance funds and the banking system as a whole, not stockholders or other debt holders. These regulations affect Mechanics’ lending practices, capital structure, capital requirements, investment practices, brokerage and investment advisory activities, dividends and growth, among other things. Failure to comply with laws, regulations or policies could result in enforcement actions, money damages, civil money penalties or reputational damage, as well as sanctions and supervisory actions by regulatory agencies that could subject Mechanics to significant restrictions on or suspensions of Mechanics’ business and Mechanics’ ability to expand through acquisitions or branching. While Mechanics has implemented policies and procedures designed to prevent any such violations of rules and regulations, such violations may occur from time to time, which could have a material adverse effect on Mechanics’ financial condition and results of operations.
Compliance with new laws and regulations has resulted and likely will continue to result in additional costs, which could be significant and may adversely impact Mechanics’ results of operations, financial condition and liquidity. The

U.S. Congress, state legislatures and federal and state regulatory agencies frequently revise banking and securities laws, regulations and policies.
Mechanics received a “satisfactory” CRA rating in connection with its most recent CRA performance evaluation. A CRA rating of less than “satisfactory” adversely affects a bank’s ability to establish new branches and impairs a bank’s ability to commence new activities that are “financial in nature” or acquire companies engaged in these activities. Other regulatory exam ratings or findings also may adversely impact Mechanics’ ability to branch, commence new activities or make acquisitions.
Mechanics cannot predict whether or in what form any other proposed regulations or statutes will be adopted or the extent to which its business may be affected by any new regulation or statute. These changes become less predictable, yet more likely to occur, following the transition of power from one presidential administration to another, especially as occurred in 2025, when it involves a change in the governing political party. Any such changes could subject Mechanics’ business to additional costs, limit the types of financial services and products Mechanics may offer and increase the ability of non-banks to offer competing financial services and products, among other things.
Mechanics’ failure to comply with stringent capital requirements could result in regulatory criticism, requirements and restrictions, and Mechanics may be subject to more stringent capital requirements in the future.
Mechanics is subject to capital adequacy guidelines and other regulatory requirements specifying minimum amounts and types of capital which it must maintain. From time to time, the regulators change these regulatory capital adequacy guidelines. Mechanics’ failure to meet applicable regulatory capital requirements could result in one or more of Mechanics’ regulators placing limitations or conditions on Mechanics’ activities. If Mechanics fails to meet the minimum capital guidelines and other regulatory requirements as applicable to Mechanics, then Mechanics may be restricted in the types of activities it may conduct, and Mechanics may be prohibited from taking certain capital actions. Failure to meet minimum capital requirements could result in certain mandatory and possible additional discretionary actions by regulators that, if undertaken, could have an adverse material effect on Mechanics’ financial condition and results of operations. The application of more stringent capital requirements could, among other things, adversely affect Mechanics’ results of operations and growth, require the raising of additional capital, restrict Mechanics’ ability to pay dividends or repurchase shares and result in regulatory actions if Mechanics were to be unable to comply with such requirements.
Federal and state regulators periodically examine Mechanics’ business, and Mechanics may be required to remediate adverse examination findings.
The FDIC and the CDFPI periodically examine Mechanics’ business, including Mechanics’ compliance with laws and regulations. If, as a result of an examination, a regulatory agency were to determine that Mechanics’ financial condition, capital resources, asset quality, earnings prospects, management, liquidity or other aspects of any of Mechanics’ operations had become unsatisfactory, or that Mechanics was in violation of any law or regulation, they may take a number of different remedial actions as they deem appropriate. These actions include the power to enjoin “unsafe or unsound” practices, to require affirmative action to correct any conditions resulting from any violation or practice, to issue an administrative order that can be judicially enforced, to direct an increase in Mechanics’ capital, to restrict Mechanics’ growth, to assess civil money penalties, to fine or remove officers and directors and, if it is concluded that such conditions cannot be corrected or there is an imminent risk of loss to depositors, to terminate Mechanics’ deposit insurance and place Mechanics into receivership or conservatorship. Any regulatory action against Mechanics could have a material adverse effect on Mechanics’ business, financial condition and results of operations.
Mechanics faces a risk of noncompliance and enforcement action with the Bank Secrecy Act and other anti-money laundering statutes and regulations.
The Bank Secrecy Act, the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, and other laws and regulations require financial institutions to institute and maintain an effective anti-money laundering program and file suspicious activity and currency transaction reports. There is also increased scrutiny of compliance with the sanctions programs and rules administered and enforced by the Treasury Department’s Office of Foreign Assets Control.
To comply with laws and guidelines in this area, Mechanics has dedicated significant resources to its anti-money laundering program. If Mechanics’ policies, procedures and systems are deemed deficient, Mechanics could be required to dedicate additional resources to its anti-money laundering program and could be subject to liabilities, including fines, and regulatory enforcement actions restricting Mechanics’ growth and restrictions on future acquisitions and de novo branching.
Mechanics relies on certain entities affiliated with the Ford Entities for services, and certain of Mechanics directors and officers are employed by entities affiliated with the Ford Entities.
Mechanics is a party to a Bank Services Agreement (the “Mechanics Bank Services Agreement”) with GJF Financial Management II, LLC (“GJF Management”), an affiliate of Gerald J. Ford, a former director and now director emeritus of Mechanics. GJF Management serves as the management company to Ford Financial Fund II, L.P. and Ford Financial Fund III, L.P., which collectively beneficially own, directly or indirectly, approximately 85% of Mechanics voting common stock as of July 1, 2025. Pursuant to the Mechanics Bank Services Agreement, GJF Management and individuals from GJF Management provide certain services to Mechanics, including, among others, accounting, tax, investment management, legal, regulatory, strategic planning, capital management, budgeting and other oversight. The services and value of services, inclusive of administrative costs, are evaluated annually to ensure compliance with applicable regulations. These services are provided to Mechanics at a cost up to $10.0 million annually (pro rata for any partial years). Either party may terminate this agreement upon thirty days’ prior notice to the other. There may be disruption to Mechanics’ business and operations if such services were to be terminated or if Mechanics’ relationship with GJF Management or the Ford Entities were to change.
Further, Mr. Webb, Chairman of the Mechanics board, is employed by GJF Management, and Mr. Russell, a director and former interim Chief Executive Officer of Mechanics, is employed by an affiliate of Mr. Ford. Additionally, Mr. Johnson, Mechanics’ current President and Chief Executive Officer, is employed by GJF Management. There may be disruption to Mechanics’ business and operations if such personnel were no longer involved with Mechanics.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
This proxy statement/prospectus/consent solicitation statement contains “forward-looking statements” within the meaning of applicable securities laws, which statements involve inherent risks and uncertainties. Any statements regarding HomeStreet’s and Mechanics’ outlook or expectations with respect to the merger, including the expected costs to be incurred and cost savings to be realized in connection with the merger, the expected impact of the merger on the combined company’s future financial performance, other key transaction assumptions (including potential synergies or cost savings), the timing of the closing of the merger and consequences of the integration of the businesses and operations of HomeStreet and Mechanics constitute forward-looking statements. Words such as “believe,” “expect,” “anticipate,” “intend,” “target,” “estimate,” “continue,” “positions,” “plan,” “predict,” “project,” “forecast,” “guidance,” “goal,” “objective,” “prospects,” “possible” or “potential,” by future conditional verbs such as “assume,” “will,” “would,” “should,” “could” or “may,” or by variations of such words or by similar expressions generally identify such forward-looking statements. Such forward-looking statements include, but are not limited to, statements about the benefits of the merger and the other transactions involving Mechanics, HomeStreet, and HomeStreet Bank contemplated by the merger agreement (collectively, the “Transaction”), including future financial and operating results, and the combined company’s plans, objectives, expectations and intentions and other statements that are not historical facts. These forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time, are difficult to predict and are generally beyond the control of either HomeStreet, Mechanics or the combined company.
Forward-looking statements speak only as of the date they are made and HomeStreet, HomeStreet Bank and Mechanics assume no duty to update forward-looking statements whether as a result of new information, future events or otherwise, except as required by law. If Mechanics, HomeStreet or HomeStreet Bank update one or more forward-looking statements, no inference should be drawn that Mechanics, HomeStreet or HomeStreet Bank will make additional updates with respect to those or other forward-looking statements. Further information regarding HomeStreet and HomeStreet Bank, and factors which could affect the forward-looking statements contained herein can be found in HomeStreet’s filings with the SEC that are incorporated by reference into this proxy statement/prospectus/consent solicitation statement, as described in the section entitled “Where You Can Find More Information.” Annualized, pro forma, projected and estimated numbers are used for illustrative purposes only, are not forecasts and may not reflect actual results. Actual results may differ materially from current projections.
In addition to factors identified elsewhere in this proxy statement/prospectus/consent solicitation statement (including in the section entitled “Risk Factors”) and the factors previously disclosed in HomeStreet’s reports filed with the SEC, the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance:
•	the outcome of any legal proceedings that may be instituted against Mechanics, HomeStreet, or HomeStreet Bank;
•
the possibility that the Transaction does not close when expected or at all because required regulatory, shareholder, or other approvals and other conditions to closing are not received or satisfied on a timely basis or at all (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the Transaction);

•
the risk that the benefits from the Transaction may not be fully realized or may take longer to realize than expected, including as a result of changes in, or problems arising from, general economic and market conditions, interest and exchange rates, monetary policy, laws and regulations and their enforcement, and the degree of competition in the geographic and business areas in which Mechanics, HomeStreet and HomeStreet Bank operate;

•	the ability of Mechanics and HomeStreet to meet expectations regarding accounting and tax treatments of the Transaction;
•	changes in asset quality and credit risk;
•	the inability to sustain revenue and earnings growth;
•	customer borrowing, repayment, investment and deposit practices;
•	the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the merger agreement;

•	customer disintermediation;
•	the ability to promptly and effectively integrate the businesses of Mechanics, HomeStreet and HomeStreet Bank;
•	the impact of purchase accounting with respect to the merger, or any change in the assumptions used regarding the assets purchased and liabilities assumed to determine their fair value;
•	the possibility that the Transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events;
•	challenges retaining or hiring key personnel;
•	business disruptions resulting from or following the merger;
•	the inability to efficiently manage operating expenses;
•
changes in interest rates, including the increases in the Federal Reserve benchmark rate since March 2022 and the duration at which such increased interest rate levels are maintained, which could adversely affect HomeStreet’s and Mechanics’ revenue and expenses, the value of assets and obligations, and the availability and cost of capital and liquidity;

•	adverse changes in economic conditions and the impacts of inflation;
•	capital management activities;
•	the impact, extent and timing of technological changes;
•
changes in legislation, regulation, policies or administrative practices, whether by judicial, governmental or legislative action and other changes pertaining to banking, securities, taxation, rent regulation and housing, financial accounting and reporting, environmental protection and insurance and the ability to comply with such changes in a timely manner, including changes as a result of the outcomes of political elections;

•	changes in the monetary and fiscal policies of the U.S. Government, including policies of the U.S. Department of the Treasury and the Federal Reserve;
•	changes in accounting principles, policies, practices or guidelines;
•	failure to attract new customers and retain existing customers in the manner anticipated;
•	any interruption or breach of security resulting in failures or disruptions in customer account management, general ledger, deposit, loan or other systems;
•
the adverse effects of events beyond each party’s control that may have a destabilizing effect on financial markets and the economy, such as epidemics and pandemics, war or terrorist activities, essential utility outages, deterioration in the global economy, tariffs, instability in the credit markets, disruptions in each party’s customers’ supply chains or disruption in transportation;

•	other actions of the Federal Reserve and legislative and regulatory actions and reforms;
•
reputational risk and potential adverse reactions of Mechanics’, HomeStreet’s or HomeStreet Bank’s customers, employees or other business partners, including those resulting from the announcement or completion of the Transaction;

•	the dilution caused by HomeStreet’s issuance of additional shares of its capital stock in connection with the Transaction;
•	increased capital requirements, other regulatory requirements or enhanced regulatory supervision;
•	certain restrictions under the merger agreement prior to the effective time that may impact the parties’ ability to pursue certain business opportunities or strategic transactions; and
•	the diversion of management’s attention and time from ongoing business operations and opportunities on Transaction-related matters.

These factors are not necessarily all of the factors that could cause Mechanics’, HomeStreet’s, HomeStreet Bank’s or the combined company’s actual results, performance, or achievements to differ materially from those expressed in or implied by any of the forward-looking statements. Other factors, including unknown or unpredictable factors, also could significantly harm Mechanics’, HomeStreet’s, HomeStreet Bank’s or the combined company’s results.
For additional information about factors that could cause actual results to differ materially from those described in the forward-looking statements, please see the reports that HomeStreet has filed with the SEC as described under the section entitled “Where You Can Find More Information.”
HomeStreet and Mechanics expressly qualify in their entirety all forward-looking statements attributable to either of them or any person acting on their behalf by the cautionary statements contained in, referred to, or incorporated in this proxy statement/prospectus/consent solicitation statement.

THE HOMESTREET SPECIAL MEETING
This section contains information for HomeStreet shareholders about the special meeting that HomeStreet has called to allow HomeStreet shareholders to consider and vote on the HomeStreet articles amendment proposal, the HomeStreet share issuance proposal, the HomeStreet new equity incentive plan proposal, the HomeStreet merger-related compensation proposal and the HomeStreet adjournment proposal. This proxy statement/prospectus/consent solicitation statement is accompanied by a notice of the HomeStreet special meeting, and a form of proxy card that the HomeStreet board of directors is soliciting for use by HomeStreet shareholders at the special meeting and at any adjournments or postponements of the special meeting.
Date, Time and Place of the Meeting
The HomeStreet special meeting will be held virtually via the internet on [ ], 2025 at [ ], Pacific Time. The HomeStreet special meeting will be held in a virtual-only meeting format conducted via webcast. Shareholders may participate in the virtual meeting by accessing [ ].
Matters to Be Considered
At the HomeStreet special meeting, HomeStreet shareholders will be asked to consider and vote on the following proposals:
•	the HomeStreet articles amendment proposal;
•	the HomeStreet share issuance proposal;
•	the HomeStreet new equity incentive plan proposal;
•	the HomeStreet merger-related compensation proposal; and
•	the HomeStreet adjournment proposal.
Recommendation of the HomeStreet Board of Directors
The HomeStreet board of directors unanimously recommends that you vote “FOR” the HomeStreet articles amendment proposal, “FOR” the HomeStreet share issuance proposal, “FOR” the HomeStreet new equity incentive plan proposal, “FOR” the HomeStreet merger-related compensation proposal, and “FOR” the HomeStreet adjournment proposal. See the section entitled “The Merger—HomeStreet’s Reasons for the Merger; Recommendation of the HomeStreet Board of Directors” for a more detailed discussion of the HomeStreet board of directors’ recommendation.
Record Date and Quorum
The HomeStreet board of directors has fixed the close of business on [ ], 2025 as the record date for the determination of holders of HomeStreet common stock entitled to notice of, and to vote at, the HomeStreet special meeting. As of the HomeStreet record date, there were [ ] shares of HomeStreet common stock outstanding.
Holders of a majority of the outstanding shares of HomeStreet common stock entitled to vote at the HomeStreet special meeting must be present, either in attendance virtually via the HomeStreet special meeting website or by proxy, to constitute a quorum at the HomeStreet special meeting. If you fail to submit a proxy prior to the special meeting, to vote at the HomeStreet special meeting via the HomeStreet special meeting website or do not instruct your bank, broker, trustee or other nominee how to vote your shares at the HomeStreet special meeting if you hold your shares in “street name,” your shares of HomeStreet common stock will not be counted towards a quorum. Abstentions are considered present for purposes of establishing a quorum.
Under the HomeStreet bylaws, even if less than a quorum, a majority of the shares represented at a meeting may adjourn the meeting from time to time without further notice.
At the HomeStreet special meeting, each share of HomeStreet common stock is entitled to one vote on all matters properly submitted to HomeStreet shareholders.
As of the close of business on the record date, HomeStreet directors and executive officers and their affiliates owned and were entitled to vote approximately [ ] shares of HomeStreet common stock, representing less than [ ]% of the outstanding shares of HomeStreet common stock. HomeStreet currently expects that HomeStreet’s directors and executive officers will vote their shares in favor of the HomeStreet share issuance proposal, the HomeStreet articles amendment proposal, the HomeStreet new equity incentive plan proposal, the HomeStreet merger-related compensation proposal and the HomeStreet adjournment proposal, although none of them has entered into any agreements obligating them to do so.
Broker Non-Votes
A broker non-vote occurs when a bank, broker, trustee or other nominee is not permitted to vote on a “non-routine” matter without instructions from the beneficial owner of the shares and the beneficial owner fails to provide the bank, broker, trustee or other nominee with such instructions. Broker non-votes only count toward a quorum if at least one proposal is presented with respect to which the bank, broker, trustee or other nominee has discretionary authority. It is expected that all proposals to be voted on at the HomeStreet special meeting will be “non-routine” matters, and, as such, broker non-votes, if any, will not be counted as present and entitled to vote for purposes of determining a quorum at the HomeStreet special meeting. If your bank, broker, trustee or other nominee holds your shares of HomeStreet common stock in “street name,” such entity will vote your shares of HomeStreet common stock only if you provide instructions on how to vote by complying with the instructions provided to you by your bank, broker, trustee or other nominee with this proxy statement/prospectus/consent solicitation statement.
Vote Required; Treatment of Abstentions, Broker Non-Votes and Failure to Vote
Proposal 1: HomeStreet articles amendment proposal:
Vote required: If a quorum is present at the HomeStreet special meeting, approval of the HomeStreet articles amendment proposal requires the affirmative vote of a majority of the outstanding shares of HomeStreet common stock entitled to vote thereon. Approval of the HomeStreet articles amendment proposal is a condition to the completion of the merger.
Effect of abstentions, broker non-votes, and failure to vote: If you are present at the HomeStreet special meeting and abstain from voting, or respond by proxy with an “ABSTAIN,” it will have the same effect as a vote cast “AGAINST” such proposal. If you are not present at the HomeStreet special meeting, do not respond by proxy or do not provide your bank, broker, trustee or other nominee with instructions, as applicable, it will have the same effect as a vote cast “AGAINST” such proposal.
Proposal 2: HomeStreet share issuance proposal:
Vote required: If a quorum is present at the HomeStreet special meeting, approval of the HomeStreet share issuance proposal requires that the number of votes cast at the HomeStreet special meeting favoring the HomeStreet share issuance proposal exceeds the number of votes cast opposing the HomeStreet share issuance proposal. Approval of the HomeStreet share issuance proposal is a condition to the completion of the merger.
Effect of abstentions, broker non-votes, and failure to vote: If you are present at the HomeStreet special meeting and abstain from voting, or respond by proxy with an “ABSTAIN,” it will have no effect on such proposal. If you are not present at the HomeStreet special meeting, do not respond by proxy or do not provide your bank, broker, trustee or other nominee with instructions, as applicable, it will have no effect on such proposal, assuming a quorum is present.
Proposal 3: HomeStreet new equity incentive plan proposal:
Vote required: If a quorum is present at the HomeStreet special meeting, approval of the HomeStreet new equity incentive plan proposal requires that the number of votes cast at the HomeStreet special meeting favoring the HomeStreet new equity incentive plan proposal exceeds the number of votes cast opposing the HomeStreet new equity incentive plan proposal. Approval of the HomeStreet new equity incentive plan is not a condition to the completion of the merger.
Effect of abstentions, broker non-votes, and failure to vote: If you are present at the HomeStreet special meeting and abstain from voting, or respond by proxy with an “ABSTAIN,” it will have no effect on such proposal. If you are not present at the HomeStreet special meeting, do not respond by proxy or do not provide your bank, broker, trustee or other nominee with instructions, as applicable, it will have no effect on such proposal, assuming a quorum is present.

Proposal 4: HomeStreet merger-related compensation proposal:
Vote required: If a quorum is present at the HomeStreet special meeting, approval of the HomeStreet merger-related compensation proposal requires that the number of votes cast at the HomeStreet special meeting favoring the HomeStreet merger-related compensation proposal exceeds the number of votes cast opposing the HomeStreet merger-related compensation plan proposal. Approval of the HomeStreet merger-related compensation proposal is not a condition to the completion of the merger.
Effect of abstentions, broker non-votes, and failure to vote: If you are present at the HomeStreet special meeting and abstain from voting, or respond by proxy with an “ABSTAIN,” it will have no effect on such proposal. If you are not present at the HomeStreet special meeting, do not respond by proxy or do not provide your bank, broker, trustee or other nominee with instructions, as applicable, it will have no effect on such proposal, assuming a quorum is present.
Proposal 5: HomeStreet adjournment proposal:
Vote required: Whether or not a quorum is present at the meeting, approval of the HomeStreet adjournment proposal requires that the number of votes cast favoring the HomeStreet adjournment proposal exceeds the number of votes cast opposing the HomeStreet adjournment proposal at the HomeStreet special meeting. Approval of the HomeStreet adjournment proposal is not a condition to the completion of the merger.
Effect of abstentions, broker non-votes and failure to vote: If you are present at the HomeStreet special meeting and abstain from voting, or respond by proxy with an “ABSTAIN,” it will have no effect on such proposal. If you are not present at the HomeStreet special meeting, do not respond by proxy or do not provide your bank, broker, trustee or other nominee with instructions, as applicable, it will have no effect on the vote count for such proposal.
Attending the Virtual Special Meeting
The meeting webcast on [ ], 2025 will begin promptly at [ ], Pacific Time. You are encouraged to access the meeting prior to the start time. Online check-in will begin at [ ] a.m., Pacific Time, and you should allow ample time for the check-in procedures.
Only HomeStreet shareholders or their duly authorized and constituted proxies may virtually attend the HomeStreet special meeting. The control number printed on your proxy card or voting instruction materials is required to virtually attend the HomeStreet special meeting through the website at [ ] regardless of whether you are a registered shareholder or a beneficial shareholder. HomeStreet has been advised that Google Chrome and Microsoft Edge browsers will give the best user experience for participation in the virtual meeting.
HomeStreet’s Chairman of the Board and Chief Executive Officer is expected to lead the meeting, and members of the HomeStreet board of directors are expected to be present during the HomeStreet special meeting. During the HomeStreet special meeting, you will be able to hear the business of the meeting as it is conducted, vote your shares if you have not already done so, access information that would normally be available at an in-person meeting, including the list of shareholders entitled to vote at the meeting, and submit questions to be answered by HomeStreet’s Chairman of the Board. Questions pertinent to meeting matters will be answered during the meeting, subject to time constraints, and HomeStreet may choose to exclude questions deemed inappropriate or not relevant to the HomeStreet special meeting or the proposals being considered thereat.
The virtual HomeStreet special meeting has been designed to provide substantially the same rights to participate as you would have at an in-person meeting. Shareholders participating in the virtual meeting will be in a listen-only mode and will not be able to speak during the webcast. However, in order to maintain the interactive nature of the virtual meeting, virtual attendees are able to submit questions before and during the meeting through the virtual meeting portal. To submit a question, log into the virtual meeting platform at [ ], type your question into the “Ask a Question” field, and click “Submit.” Questions and answers may be grouped by topic and substantially similar questions may be grouped and answered once. In order to promote fairness and efficient use of time, HomeStreet may respond to only up to two questions from a single shareholder and may not be able to respond to all questions.
The virtual HomeStreet special meeting website will be hosted by [ ]. In the event you have any technical difficulties logging into the meeting, support from [ ] will be available. For more information, please go to the virtual meeting website, where you will be able to find additional information on technical support matters. See the section entitled “—Shares of HomeStreet Common Stock Held in Street Name” below for further information.

Proxies
If you are a shareholder of record of HomeStreet as of [ ], 2025, the record date for the HomeStreet special meeting, you may submit your proxy before the HomeStreet special meeting in any of the following ways:
•	via the Internet, by accessing the website [ ] and following the instructions on the website;
•	by mail, by completing, signing, dating and returning the enclosed proxy card to HomeStreet using the enclosed postage-paid envelope; or
•	by telephone, by calling toll-free [ ] and following the recorded instructions.
If you intend to submit your proxy by telephone or via the Internet, you must do so by 11:59 p.m. EST on the day before the HomeStreet special meeting. If you intend to submit your proxy by mail, your completed proxy card must be received before the HomeStreet special meeting.
If you are a HomeStreet shareholder as of the record date, and you virtually attend the HomeStreet special meeting through the website provided using the control number from your proxy card or voting instruction materials, you may vote your shares associated with that control number online during the HomeStreet special meeting. Whether or not you intend to be virtually present at the HomeStreet special meeting, you are urged to complete, sign, date and return the enclosed proxy card to HomeStreet in the enclosed postage-paid envelope or submit a proxy by telephone or via the Internet as described on the enclosed instructions as soon as possible. If you then virtually attend and vote your shares during the meeting, your original proxy will be revoked by virtually attending and voting at the HomeStreet special meeting.
Shares of HomeStreet Common Stock Held in Street Name
If your shares are held in “street name” through a broker, bank, trustee or other nominee, you must instruct the broker, bank, trustee or other nominee on how to vote your shares. Your broker, bank, trustee or other nominee will vote your shares only if you provide specific instructions on how to vote by following the instructions provided to you by your broker, bank, trustee or other nominee. You may not vote shares held in “street name” by returning a proxy card directly to HomeStreet.
Further, brokers, banks, trustees or other nominees who hold shares of HomeStreet common stock on behalf of their customers may not give a proxy to HomeStreet to vote those shares with respect to any of the proposals presented at the HomeStreet special meeting without specific instructions from their customers, as brokers, banks, trustees and other nominees do not have discretionary voting power on the proposals that will be voted upon at the HomeStreet special meeting, including the HomeStreet articles amendment proposal, the HomeStreet share issuance proposal, the HomeStreet new equity incentive plan proposal, the HomeStreet merger-related compensation proposal and the HomeStreet adjournment proposal.
Revocability of Proxies
If you are the record holder of HomeStreet common stock, you can change your vote or revoke your proxy at any time before your proxy is voted at the HomeStreet special meeting. You can do this by:
•	timely delivering a signed written notice of revocation to the Corporate Secretary of HomeStreet;
•	timely delivering a new, valid proxy bearing a later date (including by mail, telephone or internet); or
•
virtually attending the HomeStreet special meeting and voting during the meeting. Simply virtually attending the HomeStreet special meeting without voting will not revoke any proxy that you have previously given or change your vote.

If you hold your shares in “street name” through a bank, broker, or other holder of record, you should contact your record holder to change your vote.
Householding and Delivery of Proxy Materials
As permitted by applicable law, only one copy of this proxy statement/prospectus/consent solicitation statement is being delivered to HomeStreet shareholders residing at the same address, unless such HomeStreet shareholders have notified HomeStreet of their desire to receive multiple copies of the proxy statement/prospectus/consent solicitation.

HomeStreet will promptly deliver, upon oral or written request, a separate copy of the proxy statement/prospectus/consent solicitation statement to any HomeStreet shareholder residing at an address to which only one copy of such document was mailed. Requests for additional copies should be directed to HomeStreet’s proxy solicitor, Okapi Partners LLC.
Solicitation of Proxies
HomeStreet and Mechanics will share equally the expenses incurred in connection with the printing and mailing of this proxy statement/prospectus/consent solicitation. To assist in the solicitation of proxies, HomeStreet has retained Okapi Partners LLC, and will pay a fee of $25,000 plus reimbursement of certain costs and expenses incurred in connection with the solicitation. HomeStreet and its proxy solicitor may also request banks, brokers, trustees and other intermediaries holding shares of HomeStreet common stock beneficially owned by others to send this document to, and obtain proxies from, the beneficial owners and may reimburse such record holders for their reasonable out-of-pocket expenses in so doing. Solicitation of proxies by mail may be supplemented by telephone and other electronic means, advertisements and personal solicitation by the directors, officers or employees of HomeStreet. No additional compensation will be paid to HomeStreet directors, officers or employees for solicitation.
Other Matters to Come Before the HomeStreet Special Meeting
HomeStreet management knows of no other business to be presented at the HomeStreet special meeting, but if any other matters are properly presented at the meeting or any adjournments or postponements thereof, the persons named in the proxies will vote upon them in accordance with the HomeStreet board of directors’ recommendations.
Assistance
If you need assistance in completing your proxy card, have questions regarding HomeStreet’s special meeting or would like additional copies of this proxy statement/prospectus/consent solicitation statement, please contact Investor Relations, HomeStreet, Inc., 601 Union Street, Suite 2000, Seattle, WA 98101, telephone (206) 515-2291, or HomeStreet’s proxy solicitor, Okapi Partners LLC, by calling toll-free at (877) 566-1922.

HOMESTREET PROPOSALS
PROPOSAL 1: HOMESTREET ARTICLES AMENDMENT PROPOSAL
Pursuant to the merger agreement, HomeStreet is asking the HomeStreet shareholders to approve an amendment to the HomeStreet articles in the form of Annex B hereto (the “articles amendment”), which, subject to the discretion of HomeStreet’s board of directors, is expected be filed and effective prior to the effective time. The articles amendment would:
•	change the name of HomeStreet from “HomeStreet, Inc.” to “Mechanics Bancorp”;
•	effect an increase in the number of authorized shares of HomeStreet common stock from 160,000,000 to 1,900,000,000 and HomeStreet preferred stock from 10,000 to 120,000;
•
authorize the issuance of two (2) classes of HomeStreet common stock, 1,897,500,000 shares of which will be designated Class A common stock, no par value (“Class A common stock”), and 2,500,000 shares of which will be designated Class B common stock, no par value (“Class B common stock”). The rights, preferences, limitations and voting powers of the Class A common stock and Class B common stock generally will be identical, except that (i) in the event of a HomeStreet liquidation or dissolution, or upon the declaration of non-stock dividends or distributions, each share of Class B common stock will be treated as if such share had converted into ten (10) shares of Class A common stock, and (ii) holders of Class B common stock will be entitled to vote as a separate class on certain amendments adverse to the holders thereof. The Class B common stock is convertible into Class A common stock in connection with a transfer of Class B common stock to a person that is not an affiliate (as defined in the Bank Holding Company Act of 1956, as amended) of such holder (w) in a widely dispersed public offering, (x) in a transfer to HomeStreet, (y) in a private sale in which no purchaser (or group of associated purchasers) would acquire Class A common stock and/or Class B common stock in an amount that, after the conversion of such Class B common stock, represents two percent (2%) or more of a class of HomeStreet’s voting securities or (z) where such transferee would control a majority of HomeStreet’s voting securities notwithstanding such transfer. Other than in connection with such transfers, the Class B common stock is not convertible. For more detailed information concerning the Class B common stock, please see the sections entitled “—Questions and Answers” and “—Description of Capital Stock of the Combined Company”; and

•	make certain other ministerial amendments in connection with the foregoing.
A copy of the proposed articles amendment to the HomeStreet articles is attached to this proxy statement/prospectus/consent solicitation statement as Annex B. HomeStreet shareholders should read the articles amendment in its entirety.
Vote Required for Approval
The approval of the HomeStreet articles amendment proposal is a condition to the completion of the merger. If the HomeStreet articles amendment is not approved, the merger will not occur.
If a quorum is present at the HomeStreet special meeting, approval of the HomeStreet articles amendment proposal requires the affirmative vote of a majority of the outstanding shares of HomeStreet common stock entitled to vote thereon. If you are present at the HomeStreet special meeting and abstain from voting, or respond by proxy with an “ABSTAIN,” it will have the same effect as a vote cast “AGAINST” such proposal. If you are not present at the HomeStreet special meeting, do not respond by proxy and do not provide your bank, broker, trustee or other nominee with instructions, as applicable, it will have the same effect as a vote cast “AGAINST” such proposal.
Recommendation of the HomeStreet Board of Directors
After careful consideration, the HomeStreet board of directors unanimously determined that the articles amendment is advisable and in the best interests of HomeStreet and its shareholders and approved the articles amendment. Without limiting the foregoing, the HomeStreet board of directors determined the proposed increase in the number of authorized shares of HomeStreet common stock advisable because it will enable HomeStreet to complete the merger and it will provide greater flexibility in the capital structure of the combined company following the merger by allowing it to raise capital that may be necessary to further develop its business, to fund potential acquisitions, to have shares available for use in connection with stock plans and to pursue other corporate purposes that may be identified by the board of directors of the combined company in the future. The HomeStreet board of directors determined the proposed bifurcation of HomeStreet common stock into two (2) classes to be advisable because it will allow the existing non-voting shareholder of Mechanics to receive its pro-rata share of the merger consideration and generally maintain a similar level of voting power without introducing additional closing risk related to obtaining necessary regulatory approvals or adversely affecting other shareholders of the combined company, including current HomeStreet shareholders. The primary reason for the corporate name change is that management believes this will allow for brand recognition of Mechanics following the consummation of the merger. Given Mechanics’ greater assets and the post-effective time governance structure of the combined company, the HomeStreet board of directors believes that the current name will no longer accurately reflect the business of the combined company subsequent to the consummation of the merger.
THE HOMESTREET BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE “FOR” THE HOMESTREET ARTICLES AMENDMENT PROPOSAL.

PROPOSAL 2: HOMESTREET SHARE ISSUANCE PROPOSAL
Pursuant to the merger agreement, HomeStreet is asking the HomeStreet shareholders to approve the issuance of shares of HomeStreet common stock in the merger as merger consideration to Mechanics shareholders.
Based on the total number of shares of Mechanics outstanding as of [ ], 2025, the total number of shares of HomeStreet common stock expected to be issued to Mechanics shareholders in respect of their Mechanics common stock in connection with the merger pursuant to the merger agreement is approximately 202 million shares. Under the Nasdaq Listing Rules and the NYSE Listed Company Manual, a company listed on the Nasdaq or NYSE, as applicable, is required to obtain shareholder approval, among other things, (i) prior to the issuance of common stock or securities convertible into or exercisable for common stock in connection with the acquisition of stock of another company, if the common stock has or will have upon issuance voting power equal to or in excess of 20% of the voting power outstanding before the issuance of stock or securities convertible into or exercisable for common stock, or the number of shares of common stock to be issued is or will be equal to or in excess of 20% of the number of shares of common stock outstanding before the issuance of the stock or securities and (ii) in connection with a “change of control” pursuant to the Nasdaq Listing Rules or NYSE Listed Company Manual, as applicable. If the merger is completed, the number of shares of HomeStreet common stock issued will exceed 20% of the HomeStreet common stock outstanding before such issuance. In addition, HomeStreet expects the transaction would constitute a “change of control” under the Nasdaq Listing Rules or NYSE Listed Company Manual. In this proposal, HomeStreet is asking HomeStreet shareholders to authorize the issuance of HomeStreet common stock in connection with the merger.
Vote Required for Approval
The approval of the HomeStreet share issuance proposal is a condition to the completion of the merger. If the HomeStreet share issuance proposal is not approved, the merger will not occur.
If a quorum is present at the HomeStreet special meeting, approval of the HomeStreet share issuance proposal requires that the number of votes cast at the HomeStreet special meeting favoring the HomeStreet share issuance proposal exceeds the number of votes cast opposing the HomeStreet share issuance proposal. If you are present at the HomeStreet special meeting and abstain from voting, or respond by proxy with an “ABSTAIN,” it will have no effect on such proposal. Assuming a quorum is present, if you are not present at the HomeStreet special meeting, do not respond by proxy and do not provide your bank, broker, trustee or other nominee with instructions, as applicable, it will have no effect on such proposal.
Recommendation of the HomeStreet Board of Directors
THE HOMESTREET BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE “FOR” THE HOMESTREET SHARE ISSUANCE PROPOSAL.

PROPOSAL 3: HOMESTREET NEW EQUITY INCENTIVE PLAN PROPOSAL
Why HomeStreet is Requesting Shareholder Approval of the Mechanics Bancorp 2025 Equity Incentive Plan
In May 2014, our shareholders approved the company’s 2014 Equity Incentive Plan (the “Prior Plan”) that provided for the grant of equity and equity-based awards to our executive officers, other key employees and directors. In March 2024, this plan expired; therefore, we are no longer granting shares from this plan, or any other plan. The merger agreement provides that HomeStreet will take all such actions as may be necessary or advisable to adopt and implement an equity compensation plan, to be effective as of no later than the closing of the merger (the date of the closing assuming shareholder approval, the “Effective Date”), on such market-appropriate terms and in such form as shall be determined in good faith jointly by HomeStreet and Mechanics for the anticipated post-closing surviving entity. Mechanics has determined that the Mechanics Bancorp 2025 Equity Incentive Plan, referred to herein as the 2025 Equity Incentive Plan, is acceptable to Mechanics, and, in accordance with the terms of the merger agreement, Mechanics and HomeStreet have reviewed the terms of such plan and have determined in good faith jointly that it is market-appropriate for the anticipated post-closing surviving entity.
Accordingly, HomeStreet is asking its shareholders to approve the 2025 Equity Incentive Plan, which if so approved will become effective on Effective Date. The 2025 Equity Incentive Plan will enable the combined company to retain key employees, key contractors and directors in a competitive labor market and encourage their ownership of its common stock.
The 2025 Equity Incentive Plan was approved by HomeStreet’s board of directors on June 23, 2025, subject to shareholder approval and the occurrence of the Effective Date. It is intended to appropriately position the combined company to implement effective, market-competitive equity compensation awards following the completion of the merger for its new and existing employees, officers, directors and contractors, to incent, retain and reward those critical to the combined company’s success.
As shown in the following table, the estimated number of shares of HomeStreet common stock outstanding after giving effect to the share issuance described elsewhere in this proxy statement/prospectus/consent solicitation statement (but not including Mechanics RSUs to be assumed in connection with the merger) is equal to approximately 220,920,808. If HomeStreet’s shareholders approve the 2025 Equity Incentive Plan, then subject to adjustment in the event of stock splits, dividends or similar changes in capitalization, up to 7,750,000 shares of Class A common stock, or approximately 3.5% of the number of HomeStreet common stock estimated to be outstanding after giving effect to the share issuance, may be delivered pursuant to awards under the 2025 Equity Incentive Plan at and following the Effective Date, of which 100% may be granted pursuant to incentive stock options.
The following table includes information regarding (i) all of HomeStreet’s outstanding equity awards under all of HomeStreet’s equity-based compensation plans or arrangements under which shares of HomeStreet common stock may be issued, but not including Mechanics RSUs to be assumed in connection with the Merger, (ii) the number of shares of HomeStreet common stock available for future awards under the 2025 Equity Incentive Plan as of June 16, 2025 (assuming the 2025 Equity Incentive Plan was approved as of such date) and (iii) the number of shares of HomeStreet common stock outstanding as of June 16, 2025:

Number of outstanding restricted stock units, or RSUs	151,927
Number of outstanding performance stock units, or PSUs (assuming target performance)	243,096
Remaining shares of common stock available under the 2014 Plan	0
New shares of common stock requested for approval pursuant to the 2025 Equity Incentive Plan	7,750,000
Number of shares of HomeStreet common stock outstanding (not giving effect to the Merger)	18,920,808
Estimated number of shares of HomeStreet common stock outstanding giving effect to the issuance of an estimated 202 million shares of HomeStreet common stock in the Merger (but not including Mechanics RSUs assumed in connection with the Merger)	220,920,808

As of June 16, 2025, except as provided above, HomeStreet had no other outstanding restricted stock units, performance stock units, or other stock-based awards.
HomeStreet believes that its stock-based compensation programs have been integral to its success in the past, and HomeStreet and Mechanics have jointly determined that the 2025 Equity Incentive Plan (if approved by HomeStreet’s shareholders) will be important to the ability of the combined company to succeed in the future. If the

2025 Equity Incentive Plan is not approved by HomeStreet’s shareholders, the combined company will not be able to make long-term equity incentive awards that are sufficient to meet its needs. The inability to make competitive equity awards to retain talented employees in a highly competitive market could have an adverse impact on the combined company’s business and future prospects. Further, if the 2025 Equity Incentive Plan is not approved, the combined company may need to increase cash compensation.
The approval of the 2025 Equity Incentive Plan by shareholders is not a condition to the obligations of HomeStreet or Mechanics to complete the merger.
For purposes of this proposal and except where the context otherwise requires, the term “HomeStreet”, “us” and “our” or similar terms shall include any of HomeStreet’s present or future parent or subsidiary corporations as defined in Sections 424(e) or (f) of the Code and any other business venture (including, without limitation, joint venture or limited liability company) in which HomeStreet has a controlling interest, as determined by HomeStreet’s board of directors, and our common stock refers to HomeStreet common stock.
Recommendation of the HomeStreet Board of Directors
ACCORDINGLY, HOMESTREET’S BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” HOMESTREET NEW EQUITY INCENTIVE PLAN PROPOSAL.
The following is a summary of the material terms of the 2025 Equity Incentive Plan. The full text of the 2025 Equity Incentive Plan is attached as Annex D to this proxy statement/prospectus/consent solicitation statement, and the following summary is qualified in its entirety by reference to the terms of the 2025 Equity Incentive Plan. Shareholders are urged to review the 2025 Equity Incentive Plan before determining how to vote on the HomeStreet new equity incentive plan proposal.
Summary of the 2025 Equity Incentive Plan
Purpose. The purpose of the 2025 Equity Incentive Plan is to enable us to remain competitive and innovative in our ability to attract and retain the services of key employees, key contractors, and directors of HomeStreet and our subsidiaries. The 2025 Equity Incentive Plan provides for the granting of incentive stock options, nonqualified stock options, stock appreciation rights (“SARs”), restricted stock, restricted stock units, performance awards, dividend equivalent rights, and other awards, which may be granted singly or in combination, and that may be paid in cash or shares of our common stock as applicable. The 2025 Equity Incentive Plan is expected to provide flexibility to our compensation methods in order to adapt the compensation of our key employees, key contractors, and directors to a changing business environment, after giving due consideration to competitive conditions and the impact of applicable tax laws.
Effective Date and Expiration. The 2025 Equity Incentive Plan was approved by HomeStreet’s board of directors on June 23, 2025, subject to (i) approval by our shareholders and (ii) the closing of the merger. The 2025 Equity Incentive Plan will terminate on the tenth anniversary of the Effective Date, unless sooner terminated by the compensation committee (the “Committee”) of HomeStreet’s board of directors. No award may be granted under the 2025 Equity Incentive Plan after its termination date, but awards made prior to the termination date may extend beyond that date in accordance with their terms.
Shares Available. The 2025 Equity Incentive Plan provides that the aggregate number of shares of our common stock that may be subject to awards under the 2025 Equity Incentive Plan cannot exceed 7,750,000, plus any shares underlying awards granted pursuant to the Prior Plan that are outstanding on the Effective Date (“Prior Plan Awards”) that become available for issuance under the 2025 Equity Incentive Plan under limited circumstances described in the “Administration” section below, subject to adjustment in certain circumstances to prevent dilution or enlargement. 100% of the shares available for issuance as an award under the 2025 Equity Incentive Plan may be delivered pursuant to incentive stock options. Other than during the first calendar year in which a non-employee director has been elected to serve on our board of directors, no such non-employee director (other than the Chairman) may be granted awards under the 2025 Equity Incentive Plan in any calendar year that, when taken together with all cash retainers and other fees paid to the director for services to HomeStreet for the same calendar year, would exceed $750,000 in the aggregate (with the value of any equity awards determined as of the date of grant). No more than 5% of the shares of our common stock that may be issued pursuant to awards under the 2025 Equity Incentive Plan may be designated as Exempt Shares (as defined below). “Exempt Shares” are shares of HomeStreet common stock that have been granted with (or that have been amended by the Committee to include) more favorable vesting conditions than would otherwise apply to awards granted under the 2025 Equity Incentive Plan, as described in the Vesting of Awards; Forfeiture; Assignment section below.
Administration. Under the terms of the 2025 Equity Incentive Plan, the 2025 Equity Incentive Plan will be administered by the Committee, which, to the extent necessary to satisfy the requirements of Rule 16b-3 under the Exchange Act, shall consist entirely of two or more “non-employee directors” as defined in Rule 16b-3 under the Exchange Act. At any time there is no Committee to administer the 2025 Equity Incentive Plan, any reference to the Committee is a reference to HomeStreet’s board of directors. The Committee will determine the persons to whom awards are to be made; determine the type, size, and terms and conditions of awards; modify, amend or adjust the terms and conditions of any award; interpret the 2025 Equity Incentive Plan and applicable award agreements; establish and revise rules and regulations relating to the 2025 Equity Incentive Plan and any sub-plans (including sub-plans for awards made to participants who do not reside in the United States); establish or modify performance goals applicable to awards and certify the extent of their achievement; and make any other determinations that it believes are necessary for the administration of the 2025 Equity Incentive Plan. The Committee may delegate certain of its duties to one or more of our officers as provided in the 2025 Equity Incentive Plan.
Shares to be issued under the 2025 Equity Incentive Plan may be made available from authorized but unissued shares of our common stock, or shares purchased by us on the open market or otherwise. During the term of the 2025 Equity Incentive Plan, we will at all times reserve and keep enough shares available to satisfy the requirements of the 2025 Equity Incentive Plan. Shares subject to any award under the 2025 Equity Incentive Plan or Prior Plan Award that is forfeited, expires or is canceled will again be available for the grant of additional awards pursuant to the provisions of the 2025 Equity Incentive Plan. Additionally, any shares subject to any award under the 2025 Equity Incentive Plan or any Prior Plan Award relating to HomeStreet common stock that, on or after the Effective Date, are settled in cash may again be awarded pursuant to the provisions of the 2025 Equity Incentive Plan. Shares withheld by or delivered to us to satisfy the exercise price of stock options or tax withholding obligations with respect to any award granted under the 2025 Equity Incentive Plan will nonetheless be deemed to have been issued under the 2025 Equity Incentive Plan and will not again be available for grant under the 2025 Equity Incentive Plan. Additionally, shares unused in the net settlement of stock-settled SARs and shares purchased from the open market using the proceeds of the sale of stock received upon the exercise of stock options will be deemed to have been issued under the 2025 Equity Incentive Plan and will not again be available for grant under the 2025 Equity Incentive Plan. Awards that may be satisfied either by the issuance of HomeStreet common stock or by cash or other consideration shall be counted against the maximum number of shares that may be issued under the 2025 Equity Incentive Plan only during the period that the award is outstanding or to the extent the award is ultimately satisfied by the issuance of shares. An award will not reduce the number of shares that may be issued pursuant to the 2025 Equity Incentive Plan if the settlement of the award will not require the issuance of shares, such as, for example, SARs that can only be satisfied by the payment of cash. Only shares forfeited back to us or shares canceled on account of termination, expiration, or lapse of an award shall again be available for grant as incentive stock options under the 2025 Equity Incentive Plan, provided that such shares shall not increase the maximum number of shares that may be delivered pursuant to awards granted under the 2025 Equity Incentive Plan or that may be delivered pursuant to incentive stock options under the 2025 Equity Incentive Plan.
If the 2025 Equity Incentive Plan is approved by our shareholders, no new awards may be granted under the Prior Plan. For more detail on the treatment of outstanding awards under the Prior Plan as of the Effective Date, see the section entitled “The Merger Agreement--Treatment of HomeStreet Equity Awards.”
Eligibility. The 2025 Equity Incentive Plan provides for awards to the directors, officers, employees, and contractors of HomeStreet and our subsidiaries and affiliates and prospective directors, officers, employees, and contractors who have accepted offers of employment, service, or consultancy from HomeStreet or our subsidiaries or affiliates. As of the date of this proxy statement/prospectus/consent solicitation statement, there were 7 directors, 11 Section 16 officers, and approximately 750 other employees eligible to participate in the 2025 Equity Incentive Plan. HomeStreet’s current Section 16 executive officers and each member of HomeStreet’s board of directors are among the individuals eligible to receive awards under the 2025 Equity Incentive Plan.
Stock Options. Subject to the terms and provisions of the 2025 Equity Incentive Plan, stock options to purchase shares of HomeStreet common stock may be granted to eligible individuals at any time and from time to time as determined by the Committee. Stock options may be granted as incentive stock options, which are intended to qualify for favorable treatment to the recipient under federal tax law, or as nonqualified stock options, which do not qualify for such favorable tax treatment. Subject to the limits provided in the 2025 Equity Incentive Plan, the Committee determines the number of stock options granted to each recipient. Each stock option grant will be evidenced by a stock option agreement that specifies the stock option’s exercise price, whether the stock options are intended to be incentive stock options or nonqualified stock options, the duration of the stock options, the number of shares to which the stock options pertain, and such additional limitations, terms, and conditions as the Committee may determine.
The Committee will determine the exercise price for each stock option granted, except that the exercise price may not be less than 100% of the fair market value of a share of HomeStreet common stock on the date of grant; provided, however, that if an incentive stock option is granted to an employee who owns or is deemed to own more than 10% of the combined voting power of all classes of our common stock (or of any parent or subsidiary), the exercise price must be at least 110% of the fair market value of a share of HomeStreet common stock on the date of grant. As of June 16, 2025, the fair market value (as that term is defined under the 2025 Equity Incentive Plan) of a share of HomeStreet common stock was $12.16. All stock options granted under the 2025 Equity Incentive Plan will expire no later than ten years (or, in the case of an incentive stock option granted to an employee who owns or is deemed to own more than 10% of the combined voting power of all classes of our common stock (or of any parent or subsidiary), five years) from the date of grant. Stock options are nontransferable except by will or by the laws of descent and distribution or, in the case of nonqualified stock options, as otherwise expressly permitted by the Committee. The granting of a stock option does not accord the recipient the rights of a shareholder, and such rights accrue only after the exercise of a stock option and the registration of shares of HomeStreet common stock in the recipient’s name. No dividend or dividend equivalent rights may be paid or granted with respect to any stock options granted under the 2025 Equity Incentive Plan.
Stock Appreciation Rights. The 2025 Equity Incentive Plan authorizes the Committee to grant SARs. A SAR entitles the holder to receive from us, upon exercise, an amount equal to the excess, if any, of the aggregate fair market value of a specified number of shares of HomeStreet common stock to which such SAR pertains over the aggregate exercise price for the underlying shares. The exercise price of a SAR shall not be less than 100% of the fair market value of a share of HomeStreet common stock on the date of grant.
Each SAR will be evidenced by an award agreement that specifies the exercise price, the number of shares to which the SAR pertains, and such additional limitations, terms, and conditions as the Committee may determine. We may make payment of the amount to which the participant exercising SARs is entitled by delivering shares of HomeStreet common stock, cash, or a combination of stock and cash as set forth in the award agreement relating to the SARs. SARs are not transferable except as expressly permitted by the Committee. No dividend or dividend equivalent rights may be paid or granted with respect to any SARs granted under the 2025 Equity Incentive Plan.
Restricted Stock. The 2025 Equity Incentive Plan provides for the award of shares of HomeStreet common stock that are subject to forfeiture and restrictions on transferability as set forth in the 2025 Equity Incentive Plan, the applicable award agreement, and as may be otherwise determined by the Committee. Except for these restrictions and any others imposed by the Committee, upon the grant of restricted stock, the recipient will have rights of a shareholder with respect to the restricted stock, including the right to vote the restricted stock and to receive any dividends paid or made with respect to the restricted stock on such terms as will be set forth in the applicable award agreement; provided, however, that such dividends shall be withheld by us for a participant’s account until the restrictions lapse with respect to such restricted stock. During the restriction period set by the Committee, the recipient may not sell, transfer, pledge, assign, or otherwise encumber the restricted stock.
Restricted Stock Units. The 2025 Equity Incentive Plan authorizes the Committee to grant restricted stock units. Restricted stock units are not shares of HomeStreet common stock and do not entitle the recipients to the rights of a shareholder, although the award agreement may provide for rights with respect to dividends or dividend equivalents. The recipient may not sell, assign, transfer, pledge, hypothecate or otherwise encumber restricted stock units granted under the 2025 Equity Incentive Plan prior to their vesting. Restricted stock units will be settled in cash, shares of HomeStreet common stock, or a combination thereof as provided in the applicable award agreement, in an amount based on the fair market value of HomeStreet common stock on the settlement date. If the right to receive dividends on restricted stock units is awarded, then such dividends shall be withheld by us for a participant’s account until the restrictions lapse with respect to such restricted stock units.
Dividend Equivalent Rights. The Committee may grant a dividend equivalent right either as a component of another award or as a separate award. The terms and conditions of the dividend equivalent right will be specified by the grant and, when granted as a component of another award, may have terms and conditions different from such other award; provided, however, that (i) any dividend equivalent rights with respect to such other award will be withheld by us for a participant’s account until such other award is vested, subject to such terms as determined by the Committee; and (ii) such dividend equivalent rights so withheld and attributable to another award will be distributed to such participant in cash or, at the discretion of the Committee, in HomeStreet common stock having a fair market value equal to the amount of such dividend equivalent rights, if applicable, upon vesting of the other award and, if such other award is forfeited, the right to dividend equivalent rights attributable to such forfeited award also will be forfeited. No dividend equivalent rights may be paid or granted with respect to any stock option or SAR. Dividend equivalent rights granted as a separate award also may be paid currently or may be deemed to be reinvested in additional HomeStreet common stock. Any such reinvestment will be at the fair market value at the time thereof. Dividend equivalent rights may be settled in cash or HomeStreet common stock.
Performance Awards. The Committee may grant performance awards payable at the end of a specified performance period in cash, shares of common stock, units, or other rights based upon, payable in, or otherwise related to our common stock. Payment will be contingent upon achieving pre-established performance goals (as described below) by the end of the applicable performance period. The Committee will determine the length of the performance period, the maximum payment value of an award, and the minimum performance goals required before payment will be made, so long as such provisions are not inconsistent with the terms of the 2025 Equity Incentive Plan, and to the extent an award is subject to Section 409A of the Code, are in compliance with the applicable requirements of Section 409A of the Code and any applicable regulations or authoritative guidance issued thereunder. If the performance award is to be in shares of our common stock, the award may provide for the issuance of the shares of at the time of the grant of the award or at the time of the certification by the Committee that the performance goals for the performance period have been met; provided, however, that if shares of HomeStreet common stock are issued at the time of the grant and if, at the end of the performance period, the performance goals are not certified by the Committee to have been fully satisfied, the common stock will be forfeited in accordance with the terms of the grant to the extent the Committee determines that the performance goals were not met. If the Committee determines, in its sole discretion, that the established performance measures or objectives are no longer suitable because of a change in our business, operations, corporate structure, or for other reasons that the Committee deems satisfactory, the Committee may modify the performance measures or objectives and/or the performance period.
Performance Goals. The 2025 Equity Incentive Plan provides that performance goals may be established by the Committee in connection with the grant of any award under the 2025 Equity Incentive Plan. Such goals shall be based on the attainment of specified levels of one or more measures determined, which may include, without limitation: stock price; book value; book value per share; tangible book value; tangible book value per share; earnings (including earnings before taxes, earnings before interest and taxes or earnings before interest, taxes, depreciation and amortization); earnings per share (whether on pre-tax, after-tax, operations or other basis); operating earnings; total return to shareholders; return on assets or operating assets; asset quality; net interest margin or shareholder value, in each case with respect to HomeStreet or any one or more of our subsidiaries, divisions, business units, or business segments, either in absolute terms or relative to the performance of one or more other companies (including an index covering multiple companies).
Other Awards. The Committee may grant other forms of awards, based upon, payable in, or that otherwise relate to, in whole or in part, shares of our common stock, if the Committee determines that such other form of award is consistent with the purpose and restrictions of the 2025 Equity Incentive Plan. The terms and conditions of such other form of award shall be specified in the grant. Such other awards may be granted for no cash consideration, for such minimum consideration as may be required by applicable law, or for such other consideration as may be specified in the grant.
Vesting of Awards; Forfeiture; Assignment. Except as otherwise provided below, the Committee, in its sole discretion, may determine that an award will be immediately vested, in whole or in part, or that all or any portion may not be vested until a date, or dates, subsequent to its date of grant, or until the occurrence of one or more specified events, subject in any case to the terms of the 2025 Equity Incentive Plan. Except to the extent an award is for Exempt Shares, award agreements shall not designate a vesting period of less than one year. Upon the occurrence of a change in control, unless otherwise provided in the applicable award agreement, (i) the applicable performance goal(s) for any performance award will be deemed achieved at the greater of (x) the applicable target level and (y) the actual level of achievement taking into account performance through the latest date preceding the change in control as to which performance can be determined, and (ii) after giving effect to clause (i) above, all then-outstanding stock options and SARs will become fully vested and exercisable, and all other awards will vest in full, be free of restrictions, and be deemed to be earned and payable in an amount equal to the full value of such award, except in each case to the extent that another award with no diminution in value (a “Replacement Award”) is provided to the participant to replace such award. Unless otherwise determined by the Committee and set forth in the applicable award agreement, upon a participant’s termination of service by HomeStreet without “cause” or by the participant for “good reason” (as each term is defined in the participant’s award agreement), in either case, on or within six months prior to or twelve months following a change in control, all Replacement Awards held by such participant will vest in full, be free of restrictions, and be deemed to be earned in full.
The Committee may impose on any award, at the time of grant or thereafter, such additional terms and conditions as the Committee determines, including terms requiring forfeiture of awards in the event of a participant’s termination of service. The Committee will specify the circumstances under which performance awards may be forfeited in the event of a termination of service by a participant prior to the end of a performance period or settlement of awards. Except as otherwise determined by the Committee, restricted stock will be forfeited upon a participant’s termination of service during the applicable restriction period.
Awards granted under the 2025 Equity Incentive Plan generally are not assignable or transferable except by will or by the laws of descent and distribution, except that the Committee may, in its discretion and pursuant to the terms of an award agreement, permit transfers of nonqualified stock options or SARs to: (i) the spouse (or former spouse), children, or grandchildren of the participant (“Immediate Family Members”); (ii) a trust or trusts for the exclusive benefit of such Immediate Family Members; (iii) a partnership in which the only partners are (a) such Immediate Family Members and/or (b) entities that are controlled by the participant and/or his or her Immediate Family Members; (iv) an entity exempt from federal income tax pursuant to Section 501(c)(3) of the Code or any successor provision; or (v) a split interest trust or pooled income fund described in Section 2522(c)(2) of the Code or any successor provision, provided that (x) there shall be no consideration for any such transfer, (y) the applicable award agreement pursuant to which such nonqualified stock options or SARs are granted must be approved by the Committee and must expressly provide for such transferability, and (z) subsequent transfers of transferred nonqualified stock options or SARs shall be prohibited except those by will or the laws of descent and distribution.
Change in Control. As discussed in the Vesting of Awards; Forfeiture; Assignment section above, upon a change in control of HomeStreet, awards will not vest unless (i) such awards are not assumed by an acquiror or surviving or resulting corporation in accordance with the terms of the 2025 Equity Incentive Plan or (ii) the participant incurs a termination of service by us without cause or by the participant for good reason within six months prior to or 12 months following the change in control. A change in control generally includes (i) the acquisition by a third-party of 33% of more of the outstanding voting stock or equity securities of HomeStreet, (ii) a merger, reorganization, consolidation, or similar transaction with a third-party after which the shareholders of HomeStreet do not retain over 50% of the outstanding voting stock or equity securities following the transaction, (iii) a majority of the members of our board of directors are members who were not appointed by the then existing board of directors, or (iv) the complete liquidation or dissolution of HomeStreet. Notwithstanding the foregoing, a change in control will not be deemed to have occurred so long as Ford Financial Fund II, L.P. or Fund Financial Fund III, L.P. and their respective affiliates (i) are collectively the largest shareholder of HomeStreet or any successor or (ii) remain collectively as the sole party in “control” of HomeStreet or any successor for purposes of the regulations promulgated by the Board of Governors of the Federal Reserve System. In connection with a change in control, outstanding awards may be converted into new awards; exchanged or substituted for with new awards; or canceled for no consideration, provided participants were given notice and an opportunity to purchase or exercise such awards, or canceled and cashed out based on the positive difference between the per share amount to be received in connection with the transaction and the purchase/exercise price per share of the award, if any.
The description of a change in control and its effects on awards granted under the 2025 Equity Incentive Plan is qualified in its entirety by reference to the relevant terms and provisions of the 2025 Equity Incentive Plan, which is attached as Annex D to this proxy statement/prospectus/consent solicitation statement.
Recoupment for Restatements. HomeStreet may recoup all or any portion of any shares of our common stock or cash paid to a participant in connection with an award as set forth in our clawback policy in effect from time to time.
Adjustments Upon Changes in Capitalization. In the event that any dividend or other distribution (whether in the form of cash, shares of our common stock, other securities, or other property), recapitalization, stock split, reverse stock split, rights offering, reorganization, merger, consolidation, split-up, spin-off, split-off, combination, subdivision, repurchase, or exchange of shares of our common stock or other securities, issuance of warrants or other rights to purchase shares of our common stock or other securities, or other similar corporate transaction or event affects the fair market value of an award, the Committee shall, to the extent it deems necessary and advisable, adjust any or all of the following so that the fair market value of the award immediately after the transaction or event is equal to the fair market value of the award immediately prior to the transaction or event (i) the number of shares and type of common stock (or other securities or property) that thereafter may be made the subject of awards; (ii) the number of shares and type of common stock (or other securities or property) subject to outstanding awards; (iii) the exercise price of each outstanding stock option; (iv) the amount, if any, we pay for forfeited shares in accordance with the terms of the 2025 Equity Incentive Plan; and (v) the number of or exercise price of shares then subject to outstanding SARs previously granted and unexercised under the 2025 Equity Incentive Plan, to the extent that the same proportion of our issued and outstanding shares of common stock in each instance shall remain subject to exercise at the same aggregate exercise price; provided, however, that the number of shares of common stock (or other securities or property) subject to any award shall always be a whole number. Notwithstanding the foregoing, no such adjustment shall be made or authorized to the extent that such adjustment would cause the 2025 Equity Incentive Plan or any stock option to violate Section 422 of the Code or Section 409A of the Code. All such adjustments must be made in accordance with the rules of any securities exchange, stock market, or stock quotation system to which we are subject.
Amendment or Discontinuance of the 2025 Equity Incentive Plan. HomeStreet’s board of directors may, at any time and from time to time, without the consent of participants, alter, amend, revise, suspend, or discontinue the 2025 Equity Incentive Plan, in whole or in part provided, however, that (i) no amendment that requires shareholder approval in order for the 2025 Equity Incentive Plan and any awards under the 2025 Equity Incentive Plan to continue to comply with Sections 421 and 422 of the Code (including any successors to such sections or other applicable law) or any applicable requirements of any securities exchange or inter-dealer quotation system on which our stock is listed or traded shall be effective unless such amendment is approved by the requisite vote of our shareholders entitled to vote on the amendment; and (ii) unless required by law, no action by the Committee regarding the amendment or discontinuance of the 2025 Equity Incentive Plan may materially adversely affect any rights of any participants or our obligations to any participants with respect to any outstanding awards granted under the 2025 Equity Incentive Plan without the consent of the affected participant.
No Repricing of Stock Options or SARs. The Committee may not “reprice” any stock option or SAR, without shareholder approval. For purposes of the 2025 Equity Incentive Plan, “reprice” means any of the following or any other action that has the same effect: (i) amending a stock option or SAR to reduce its exercise price; (ii) canceling a stock option or SAR at a time when its exercise price exceeds the fair market value of a share of our common stock in exchange for cash or a stock option, SAR, award of restricted stock, or other equity award; or (iii) taking any other action that is treated as a repricing under generally accepted accounting principles, provided that nothing will prevent the Committee from (x) making adjustments to awards upon changes in capitalization, (y) exchanging or canceling awards upon a merger, consolidation, or recapitalization, or (z) substituting awards for awards granted by other entities, to the extent permitted by the 2025 Equity Incentive Plan.
Federal Income Tax Consequences
The following is a brief summary of certain federal income tax consequences relating to the transactions described under the 2025 Equity Incentive Plan as set forth below. This summary does not purport to address all aspects of federal income taxation and does not describe any potential state, local, or foreign tax consequences. This discussion is based upon provisions of the Code and the applicable Treasury Regulations issued thereunder, as well as judicial and administrative interpretations under the Code and Treasury Regulations, all as in effect as of the date hereof, and all of which are subject to change (possibly on a retroactive basis) or different interpretation.
Incentive Stock Options. A participant will not recognize income at the time an incentive stock option is granted. When a participant exercises an incentive stock option, a participant also generally will not be required to recognize income (either as ordinary income or capital gain). However, to the extent that the fair market value (determined as of the date of grant) of the shares with respect to which the participant’s incentive stock options are exercisable for the first time during any year exceeds $100,000, the incentive stock options for the shares over $100,000 will be treated as nonqualified stock options, and not incentive stock options, for federal tax purposes, and the participant will recognize income as if the incentive stock options were nonqualified stock options. In addition to the foregoing, if the fair market value of the shares received upon exercise of an incentive stock option exceeds the exercise price, then the excess may be deemed a tax preference adjustment for purposes of the federal alternative minimum tax calculation. The federal alternative minimum tax may produce significant tax repercussions depending upon the participant’s particular tax status.

The tax treatment of any shares acquired by exercise of an incentive stock option will depend upon whether the participant disposes of his or her shares prior to the later of: (i) two years after the date the incentive stock option was granted and (ii) one year after the shares were transferred to the participant (referred to as the “Holding Period”). If a participant disposes of shares acquired by exercise of an incentive stock option after the expiration of the Holding Period, any amount received in excess of the participant’s tax basis for such shares will be treated as a short-term or long-term capital gain, depending upon how long the participant has held the shares. If the amount received is less than the participant’s tax basis for such shares, the loss will be treated as a short-term or long-term capital loss, depending upon how long the participant has held the shares. If the participant disposes of shares acquired by exercise of an incentive stock option prior to the expiration of the Holding Period, the disposition will be considered a “disqualifying disposition.” If the amount received for the shares is greater than the fair market value of the shares on the exercise date, then the difference between the incentive stock option’s exercise price and the fair market value of the shares at the time of exercise will be treated as ordinary income for the tax year in which the “disqualifying disposition” occurs. The participant’s basis in the shares will be increased by an amount equal to the amount treated as ordinary income due to such “disqualifying disposition.” In addition, the amount received in such “disqualifying disposition” over the participant’s increased basis in the shares will be treated as capital gain. However, if the price received for shares acquired by exercise of an incentive stock option is less than the fair market value of the shares on the exercise date and the disposition is a transaction in which the participant sustains a loss that otherwise would be recognizable under the Code, then the amount of ordinary income that the participant will recognize is the excess, if any, of the amount realized on the “disqualifying disposition” over the basis in the shares.
Nonqualified Stock Options. A participant generally will not recognize income at the time a nonqualified stock option is granted. When a participant exercises a nonqualified stock option, the difference between the exercise price and any higher market value of the shares of common stock on the date of exercise will be treated as compensation taxable as ordinary income to the participant. The participant’s tax basis for the shares acquired under a nonqualified stock option will be equal to the exercise price paid for such shares, plus any amounts included in the participant’s taxable income as compensation. When a participant disposes of shares acquired by exercise of a nonqualified stock option, any amount received in excess of the participant’s tax basis for such shares will be treated as short-term or long-term capital gain, depending upon how long the participant has held the shares. If the amount received is less than the participant’s tax basis for such shares, the loss will be treated as a short-term or long-term capital loss, depending upon how long the participant has held the shares.
Special Rule if Exercise Price is Paid for in Shares. If a participant pays the exercise price of a nonqualified stock option with previously-owned shares of our common stock and the transaction is not a disqualifying disposition of shares previously acquired under an incentive stock option, the shares received equal to the number of shares surrendered are treated as having been received in a tax-free exchange. The participant’s tax basis and holding period for these shares received will be equal to the participant’s tax basis and holding period for the shares surrendered. The number of shares received in excess of the number of shares surrendered will be treated as compensation taxable as ordinary income to the participant to the extent of their fair market value. The participant’s tax basis in these shares will be equal to their fair market value on the date of exercise, and the participant’s holding period for such shares will begin on the date of exercise.
If the use of previously acquired shares to pay the exercise price of a nonqualified stock option constitutes a disqualifying disposition of shares previously acquired under an incentive stock option, the participant will have ordinary income as a result of the disqualifying disposition in an amount equal to the excess of the fair market value of the shares surrendered, determined at the time such shares were originally acquired upon exercise of the incentive stock option, over the aggregate exercise price paid for such shares. As discussed above, a disqualifying disposition of shares previously acquired under an incentive stock option occurs when the participant disposes of such shares before the end of the Holding Period. The other tax results from paying the exercise price with previously-owned shares are as described above, except that the participant’s tax basis in the shares that are treated as having been received in a tax-free exchange will be increased by the amount of ordinary income recognized by the participant as a result of the disqualifying disposition.
Restricted Stock. A participant who receives restricted stock generally will recognize as ordinary income the excess, if any, of the fair market value of the shares granted as restricted stock at such time as the shares are no longer subject to forfeiture or restrictions, over the amount paid, if any, by the participant for such shares. However, a participant who receives unvested restricted stock may make an election under Section 83(b) of the Code within 30 days of the date of transfer of the shares to recognize ordinary income on the date of transfer of the shares equal to the excess of the fair market value of such shares (determined without regard to the restrictions on such shares) over the purchase price, if any, for such shares. If a participant does not make an election under Section 83(b) of the Code, then the participant will recognize as ordinary income any dividends received with respect to such shares. At the time of sale of such shares, any gain or loss realized by the participant will be treated as either short-term or long-term capital gain (or loss) depending upon how long the participant has held the shares. For purposes of determining any gain or loss realized, the participant’s tax basis will be the amount previously taxable as ordinary income, plus the purchase price paid by the participant, if any, for such shares.
Stock Appreciation Rights. Generally, a participant who receives a stand-alone SAR will not recognize taxable income at the time the stand-alone SAR is granted, provided that the SAR is exempt from or complies with Section 409A of the Code. If an individual receives the appreciation inherent in the SARs in cash, the cash will be taxed as ordinary income to the recipient at the time it is received. If a recipient receives the appreciation inherent in the SARs in stock, the spread between the then-current market value and the grant price, if any, will be taxed as ordinary income to the participant at the time it is received.
Other Awards. In the case of an award of restricted stock units, performance awards, dividend equivalent rights, or other stock or cash awards, the recipient will generally recognize ordinary income in an amount equal to any cash received and the fair market value of any shares received on the date of payment or delivery, provided that the award is exempt from or complies with Section 409A of the Code. In that taxable year, we will receive a federal income tax deduction in an amount equal to the ordinary income that the participant has recognized.
Federal Tax Withholding. Any ordinary income realized by a participant upon the granting, vesting, exercise, or conversion of an award under the 2025 Equity Incentive Plan, as applicable, is subject to withholding of federal, state, and local income tax and to withholding of the participant’s share of tax under the Federal Insurance Contribution Act and the Federal Unemployment Tax Act. To satisfy our federal income tax withholding requirements, we (or, if applicable, any of our subsidiaries) will have the right to require, as a condition to delivery of any certificate for shares of our common stock or the registration of the shares in the participant’s name, that the participant remit to us an amount sufficient to satisfy the withholding requirements. Alternatively, we may withhold a portion of the shares (valued at fair market value) that otherwise would be issued to the participant to satisfy all or part of the withholding tax obligations or may, if we consent, accept delivery of shares (that the participant has not acquired from us within six months prior to the date of exercise) with an aggregate fair market value that equals or exceeds the required tax withholding payment. Withholding does not represent an increase in the participant’s total income tax obligation because it is fully credited toward his or her tax liability for the year. Additionally, withholding does not affect the participant’s tax basis in the shares.
Tax Consequences to Us. To the extent a participant recognizes ordinary income in the circumstances described above, we will be entitled to a corresponding deduction provided that, among other things, the income meets the test of reasonableness, is an ordinary and necessary business expense, is not an “excess parachute payment” within the meaning of Section 280G of the Code, and is not disallowed by the $1,000,000 limitation on certain executive compensation under Section 162(m) of the Code.
162(m) Limit and Other Tax Matters. We may not deduct compensation of more than $1,000,000 that is paid to “covered employees” (as defined in Section 162(m) of the Code), which include (i) an individual (or, in certain circumstances, his or her beneficiaries) who, at any time during the taxable year, is either our principal executive officer or principal financial officer; (ii) an individual who is among our three highest compensated officers for the taxable year (other than an individual who was either our principal executive officer or principal financial officer at any time during the taxable year); or (iii) anyone who was a covered employee for purposes of Section 162(m) of the Code for any tax year beginning on or after January 1, 2017. This limitation on deductions only applies to compensation paid by a publicly-traded corporation (and not compensation paid by non-corporate entities).
If an individual’s rights under the 2025 Equity Incentive Plan are accelerated as a result of a change in control and the individual is a “disqualified individual” under Section 280G of the Code, the value of any such accelerated rights received by such individual may be included in determining whether or not such individual has received an “excess parachute payment” under Section 280G of the Code, which could result in (i) the imposition of a 20% federal excise tax (in addition to federal income and employment taxes, if applicable) payable by the individual on the value of such accelerated rights and (ii) the loss by us of a compensation deduction.

The foregoing general tax discussion is intended for the information of shareholders considering how to vote with respect to this proposal and not as tax guidance to participants in the 2025 Equity Incentive Plan. Participants are strongly urged to consult their own tax advisors regarding the federal, state, local, foreign, and any other tax consequences to them of participating in the 2025 Equity Incentive Plan.
Interest of Directors and Executive Officers.
All members of our board of directors and all of our executive officers are eligible for awards under the 2025 Equity Incentive Plan and, thus, have a personal interest in the approval of the 2025 Equity Incentive Plan.
New Plan Benefits
We cannot currently determine the benefits or number of shares subject to awards that may be granted in the future to eligible participants under the 2025 Equity Incentive Plan because the grant of awards and the terms of such awards are to be determined in the sole discretion of the Committee at the time of grant.
The fair market value of our common stock is $12.16 per share based on the closing price of our common stock on June 16, 2025.
Vote Required for Approval
The approval of the HomeStreet new equity incentive plan proposal by holders of HomeStreet common stock is not a condition to the completion of the merger. The vote on the HomeStreet new equity incentive plan proposal is a vote separate and apart from the votes on the HomeStreet share issuance proposal, the HomeStreet articles amendment proposal, the HomeStreet merger-related compensation proposal and the HomeStreet adjournment proposal. Accordingly, if you are a holder of HomeStreet common stock, you may vote to approve the HomeStreet share issuance proposal, the HomeStreet articles amendment proposal, the HomeStreet merger-related compensation proposal and/or the HomeStreet adjournment proposal and vote not to approve the HomeStreet new equity incentive plan proposal, and vice versa.
If a quorum is present at the HomeStreet special meeting, approval of the HomeStreet new equity incentive plan proposal requires that the number of votes cast at the HomeStreet special meeting favoring the HomeStreet new equity incentive plan proposal exceeds the number of votes cast opposing the HomeStreet new equity incentive plan proposal. If you are present at the HomeStreet special meeting and abstain from voting, or respond by proxy with an “ABSTAIN,” it will have no effect on such proposal. Assuming a quorum is present, if you are not present at the HomeStreet special meeting, do not respond by proxy and do not provide your bank, broker, trustee or other nominee with instructions, as applicable, it will have no effect on such proposal.
THE HOMESTREET BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT HOMESTREET SHAREHOLDERS VOTE “FOR” THE HOMESTREET NEW EQUITY INCENTIVE PLAN PROPOSAL.

PROPOSAL 4: HOMESTREET MERGER-RELATED COMPENSATION PROPOSAL
Pursuant to Section 14A of the Exchange Act and Rule 14a-21(c) thereunder, HomeStreet is seeking a non-binding, advisory shareholder approval of the compensation of HomeStreet’s named executive officers that may or will be payable in connection with the merger as disclosed in the section entitled “The Merger—Interests of HomeStreet’s Directors and Executive Officers in the Merger.” The proposal gives holders of HomeStreet common stock the opportunity to vote, on a non-binding, advisory basis, on the merger-related compensation that may be paid or will be payable to HomeStreet’s named executive officers in connection with the merger.
The HomeStreet board of directors encourages you to review carefully the named executive officer merger-related compensation information disclosed in this proxy statement/prospectus/consent solicitation statement, and is asking holders of HomeStreet common stock to vote “FOR” the adoption of the following resolution, on a non-binding advisory basis:
“RESOLVED, that the compensation that will or may be paid or become payable to the HomeStreet named executive officers, in connection with the merger, and the agreements or understandings pursuant to which such compensation will or may be paid or become payable, in each case as disclosed pursuant to Item 402(t) of Regulation S-K in “The Merger—Interests of HomeStreet’s Directors and Executive Officers in the Merger—Quantification of Potential Payments and Benefits to HomeStreet’s Named Executive Officers in Connection with the Merger” are hereby APPROVED.”
Vote Required for Approval
The approval of the HomeStreet merger-related compensation proposal by holders of HomeStreet common stock is not a condition to the completion of the merger. The vote on the HomeStreet merger-related compensation proposal is a vote separate and apart from the votes on the HomeStreet share issuance proposal, the HomeStreet articles amendment proposal, the HomeStreet new equity incentive plan proposal and the HomeStreet adjournment proposal. Accordingly, if you are a holder of HomeStreet common stock, you may vote to approve the HomeStreet share issuance proposal, the HomeStreet articles amendment proposal, the HomeStreet new equity incentive plan proposal and/or the HomeStreet adjournment proposal and vote not to approve the HomeStreet merger-related compensation proposal, and vice versa.
Because the vote on the HomeStreet merger-related compensation proposal is advisory only, it will not be binding on HomeStreet or the combined company. Accordingly, because HomeStreet is contractually obligated to make these payments if the merger is completed, the merger-related compensation will be paid to HomeStreet’s named executive officers to the extent payable in accordance with the terms of the compensation agreements and arrangements even if shareholders of HomeStreet common stock fail to approve the HomeStreet merger-related compensation proposal.
If a quorum is present at the HomeStreet special meeting, approval of the HomeStreet merger-related compensation proposal requires that the number of votes cast at the HomeStreet special meeting favoring the HomeStreet merger-related compensation proposal exceeds the number of votes cast opposing the HomeStreet merger-related compensation plan proposal. If you are present at the HomeStreet special meeting and abstain from voting, or respond by proxy with an “ABSTAIN,” it will have no effect on such proposal. Assuming a quorum is present, if you are not present at the HomeStreet special meeting, do not respond by proxy and do not provide your bank, broker, trustee or other nominee with instructions, as applicable, it will have no effect on such proposal.
Recommendation of the HomeStreet Board of Directors
THE HOMESTREET BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT HOMESTREET SHAREHOLDERS VOTE “FOR” THE HOMESTREET MERGER-RELATED COMPENSATION PROPOSAL.

PROPOSAL 5: HOMESTREET ADJOURNMENT PROPOSAL
The HomeStreet special meeting may be adjourned to another time or place, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the HomeStreet special meeting to approve the HomeStreet articles amendment proposal or the HomeStreet share issuance proposal. If, at the HomeStreet special meeting, the number of shares of HomeStreet common stock present virtually or represented and voting in favor of the HomeStreet articles amendment proposal or the HomeStreet share issuance proposal is insufficient to approve the HomeStreet articles amendment proposal or the HomeStreet share issuance proposal, as applicable, HomeStreet intends to move to adjourn the HomeStreet special meeting in order to enable the HomeStreet board of directors to solicit additional proxies for approval of the HomeStreet articles amendment proposal and/or the HomeStreet share issuance proposal, as applicable. In that event, HomeStreet will ask HomeStreet shareholders to vote upon the HomeStreet adjournment proposal, but not the HomeStreet articles amendment proposal or the HomeStreet share issuance proposal.
In this proposal, HomeStreet is asking HomeStreet shareholders to authorize the holder of any proxy solicited by the HomeStreet board of directors, on a discretionary basis, to vote in favor of adjourning the HomeStreet special meeting to another time and place for the purpose of soliciting additional proxies, including the solicitation of proxies from HomeStreet shareholders who have previously voted, if a quorum is not present or if there are not sufficient votes at the time of the HomeStreet special meeting to approve the HomeStreet articles amendment proposal or the HomeStreet share issuance proposal. Pursuant to the HomeStreet bylaws, the HomeStreet special meeting may be adjourned without further notice being given.
Vote Required for Approval
The approval of the HomeStreet adjournment proposal by HomeStreet shareholders is not a condition to the completion of the merger. The vote on the HomeStreet adjournment proposal is a vote separate and apart from the votes on the HomeStreet share issuance proposal, the HomeStreet articles amendment proposal, the HomeStreet new equity incentive plan proposal and the HomeStreet merger-related compensation proposal. Accordingly, if you are a holder of HomeStreet common stock, you may vote to approve the HomeStreet share issuance proposal, the HomeStreet articles amendment proposal, the HomeStreet new equity incentive plan proposal and/or the HomeStreet merger-related compensation proposal and vote not to approve the HomeStreet adjournment proposal, and vice versa.
Whether or not a quorum is present at the meeting, approval of the HomeStreet adjournment proposal requires that the number of votes cast favoring the HomeStreet adjournment proposal exceeds the number of votes cast opposing the HomeStreet adjournment proposal at the HomeStreet special meeting. If you are present at the HomeStreet special meeting and abstain from voting, or respond by proxy with an “ABSTAIN,” it will have no effect on such proposal. If you are not present at the HomeStreet special meeting, do not respond by proxy and do not provide your bank, broker, trustee or other nominee with instructions, as applicable, it will have no effect on the vote count for such proposal.
Recommendation of the HomeStreet Board of Directors
THE HOMESTREET BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE “FOR” THE HOMESTREET ADJOURNMENT PROPOSAL.

MECHANICS SOLICITATION OF WRITTEN CONSENTS
Purpose of the Consent Solicitation; Recommendation of the Mechanics Board of Directors
The Mechanics board of directors is providing this proxy statement/prospectus/consent solicitation statement to Mechanics shareholders to ask Mechanics shareholders to approve the merger agreement and the transactions contemplated thereby, including the merger, and the principal terms thereof (the “Mechanics merger proposal”) by executing and delivering the written consent furnished with this proxy statement/prospectus/consent solicitation statement.
After careful consideration, the Mechanics board of directors, at a special meeting held on March 26, 2025, based upon the information provided to the Mechanics board and upon such other matters as were deemed relevant by the Mechanics board, unanimously determined that the entry into the merger agreement and the consummation of the transactions contemplated thereby, on the terms and conditions set forth in the merger agreement, were advisable and in the best interests of Mechanics and its shareholders and recommended that Mechanics shareholders entitled to consent approve the Mechanics merger proposal. The Mechanics board of directors unanimously recommends that Mechanics shareholders approve the Mechanics merger proposal. For a discussion of the factors considered by the Mechanics board of directors in approving the merger agreement, see the section entitled “The Merger—Mechanics’ Reasons for the Merger; Recommendation of the Mechanics Board of Directors.”
Executing Consents
If you are a holder of Mechanics voting common stock, you may execute a written consent with respect to such share of Mechanics voting common stock to approve the Mechanics merger proposal. If you withhold your consent or do not return your written consent, it will have the same effect as a consent against the Mechanics merger proposal. If you are a holder of Mechanics voting common stock at the close of business on [ ] (the “consent record date”), and you return a signed written consent without indicating your decision on the Mechanics merger proposal, you will have given your consent to approve the Mechanics merger proposal.
Consent Record Date; Shareholders Entitled to Consent
Only holders of Mechanics voting common stock of record at the close of business on [ ], 2025, the consent record date, will be entitled to execute and deliver a written consent. Each holder of Mechanics non-voting common stock is not entitled to consent to the Mechanics merger proposal. Under the Mechanics charter and the CGCL, each holder of Mechanics voting common stock is entitled to one vote for each share of Mechanics voting common stock held as of the consent record date.
Consents Required
Approval of the Mechanics merger proposal requires the affirmative vote or consent by execution and delivery to Mechanics of one or more written consents by the holders of a majority of the outstanding shares of Mechanics voting common stock entitled to consent with respect to the merger proposal. As of the consent record date, there were [ ] shares of Mechanics voting common stock issued and outstanding.
Subsequent to the execution of the merger agreement, HomeStreet and the key shareholders entered into the key shareholder voting agreements. Pursuant to the key shareholder voting agreements, each of the key shareholders has agreed, promptly (and in any event within five (5) business days) after the registration statement, of which this proxy statement/prospectus/consent solicitation statement forms a part, is declared effective under the Securities Act by the SEC, to execute and deliver written consents approving the Mechanics merger proposal with respect to all of such key shareholder’s shares of Mechanics common stock entitled to act by written consent with respect thereto. The shares of Mechanics voting common stock that are owned by the key shareholders and subject to the key shareholder voting agreements represent approximately [ ]% of the Mechanics voting common stock issued and outstanding as of the consent record date. The execution and delivery of written consents by the Ford Entities, who are key shareholders, will constitute receipt by Mechanics of the shareholder approval required for the Mechanics merger proposal and, therefore, Mechanics expects to receive a number of written consents sufficient to satisfy such approval required under the merger agreement (the “requisite Mechanics shareholder approval”).
The key shareholder voting agreements will terminate upon the earliest of (i) the closing of the merger, (ii) the valid termination of the merger agreement pursuant to its terms or (iii) any amendment to the merger agreement without the prior written consent of the applicable key shareholder if such amendment reduces the Class A exchange ratio (or the Class B exchange ratio, in the case of the Rabobank voting agreement) or alters the form of merger consideration.

The Ford Entities voting agreement and the Rabobank voting agreement are included as Annex F and Annex G, respectively, to this proxy statement/prospectus/consent solicitation statement.
Share Ownership of and Consent Rights by Mechanics Executive Officers and Directors
As of the consent record date, there were [ ] shares of Mechanics voting common stock issued and outstanding and entitled to consent with respect to the Mechanics merger proposal, of which executive officers and directors of Mechanics owned an aggregate of [ ] shares of Mechanics voting common stock, representing [ ]% of the shares of Mechanics voting common stock issued and outstanding as of the consent record date. Mechanics currently expects that Mechanics’ directors and executive officers will execute and deliver written consents approving the Mechanics merger proposal, although none of them has entered into any agreements obligating them to do so (other than the Ford Entities pursuant to the Ford Entities voting agreement).
Solicitation of Consents; Expenses
The Mechanics board of directors is soliciting consents from the holders of Mechanics voting common stock with respect to the Mechanics merger proposal. HomeStreet and Mechanics will share equally the expenses incurred in connection with the printing and mailing of this proxy statement/prospectus/consent solicitation. Officers and employees of Mechanics may solicit consents by telephone and personally, in addition to solicitation by mail. These persons will receive their regular compensation but no special compensation for soliciting consents.
Submission of Consents
If you hold shares of Mechanics voting common stock at the close of business on the consent record date and you wish to give your written consent, you must fill out the enclosed written consent, date and sign it, and promptly return it to Mechanics on or before the earlier of [ ], 2025, which is the 60th and last day that a written consent may be delivered under California law to approve an action with a record date of [ ], or the closing date for the merger (the “consent deadline”). Once you have completed, dated and signed the written consent, you may deliver it to Mechanics by mailing it to Mechanics at 1111 Civic Drive, Walnut Creek, CA 94596, attention: Corporate Secretary or emailing a pdf copy to consents@mechanicsbank.com.
The delivery of the written consents of the Ford Entities will constitute receipt by Mechanics of the requisite Mechanics shareholder approval, and therefore a failure to deliver a written consent, as well as the delivery, change or revocation of a written consent, by any other holder of Mechanics voting common stock after the delivery by the Ford Entities of their written consent will not have any effect on the approval of the Mechanics merger proposal.
Revocation of Consents
Your consent to the merger proposal may be changed or revoked at any time until on or before the earlier of the consent deadline and the receipt of the requisite Mechanics shareholder approval. However, under the key shareholder voting agreements, the Ford Entities and Rabobank have agreed to deliver their respective written consents to the merger promptly (and in any event within five (5) business days) after the registration statement, of which this proxy statement/prospectus/consent solicitation statement forms a part, is declared effective under the Securities Act by the SEC. Because the delivery of the written consent by the Ford Entities will constitute receipt by Mechanics of the requisite Mechanics shareholder approval, the delivery, change or revocation of a written consent by any other Mechanics shareholder entitled to consent with respect to the Mechanics merger proposal after the delivery of the written consent of the Ford Entities to the Mechanics merger will not have any effect on the approval of the Mechanics merger proposal. If you wish to change or revoke a previously given consent in accordance with the above, you may do so by mailing a notice of revocation or a new written consent with a later date to Mechanics by mailing it to Mechanics at 1111 Civic Drive, Walnut Creek, CA 94596, attention: Corporate Secretary or emailing a .pdf copy to consents@mechanicsbank.com.
Recommendation of the Mechanics Board of Directors
The Mechanics board of directors considered the terms of the merger agreement and has unanimously determined that the entry into the merger agreement and the consummation of the transactions contemplated thereby, on the terms and conditions set forth in the merger agreement, are advisable and in the best interests of Mechanics and its shareholders and recommended that Mechanics shareholders entitled to consent approve the Mechanics merger proposal.

For factors considered by the Mechanics board of directors in approving the merger agreement, see the section entitled “The Merger—Mechanics’ Reasons for the Merger; Recommendation of the Mechanics Board of Directors.”
Other Information
The matters to be considered by the Mechanics merger proposal are of great importance to Mechanics shareholders. Accordingly, you are urged to read and carefully consider the information contained in or incorporated by reference in this proxy statement/prospectus/consent solicitation statement and, with respect to your shares of Mechanics voting common stock, complete, date, sign and promptly return the consent furnished with this proxy statement/prospectus/consent solicitation statement by the consent deadline.

INFORMATION ABOUT THE COMPANIES
HomeStreet and HomeStreet Bank
601 Union Street, Suite 2000
Seattle, Washington 98101
(206) 623-3050
HomeStreet, Inc. (Nasdaq: HMST), a State of Washington corporation organized in 1921 and headquartered in Seattle, Washington, is a Washington-based diversified financial services holding company whose operations are primarily conducted through its wholly owned subsidiaries HomeStreet Statutory Trusts and HomeStreet Bank. HomeStreet Bank, which was incorporated in the State of Washington in 1986, has 56 branches and three stand-alone lending offices in Washington, Oregon, California, Hawaii, Utah and Idaho serving customers throughout the western United States. HomeStreet Bank is engaged in commercial banking, consumer banking, and real estate lending, including construction and permanent loans on commercial real estate and single family residences. HomeStreet Bank also offers deposit products and services, including personal and business checking, savings accounts, interest-bearing negotiable order of withdrawal accounts, money market accounts, time certificates of deposit and treasury management products and services.
As a bank holding company, HomeStreet, Inc. is subject to supervision, regulation and examination by the Federal Reserve under the BHC Act. As a state-chartered non-member commercial bank, HomeStreet Bank is subject to supervision, regulation and examination by the State of Washington Department of Financial Institutions and the FDIC.
HomeStreet, Inc. depends on dividends, distributions and other payments from its subsidiaries to meet HomeStreet, Inc.’s obligations. Because of regulatory considerations and restrictions, HomeStreet Bank’s profitability affects the amount of dividends that HomeStreet Bank may pay to HomeStreet, Inc.
As of March 31, 2025, HomeStreet Inc. had consolidated total assets of $7.8 billion, total loans of $6.1 billion, total deposits of $6.1 billion and total shareholders’ equity of $401 million.
For more information about HomeStreet, please visit https://www.homestreet.com. The information provided on HomeStreet’s website (other than the documents incorporated by reference herein) is not part of this proxy statement/prospectus/consent solicitation statement and is not incorporated herein by reference. Additional information about HomeStreet is included in documents incorporated by reference in this proxy statement/prospectus/consent solicitation statement.
Mechanics Bank
1111 Civic Drive
Walnut Creek, CA 94596
(925) 482-8000
General
Mechanics is a privately-owned California state-chartered nonmember bank with its headquarters and main office in Walnut Creek, California. Founded in 1905, Mechanics is an independent, full-service community bank. As of March 31, 2025, Mechanics had total assets of $16.5 billion, total loans of $9.4 billion and total deposits of $14.0 billion. In addition to its main office, Mechanics operates 112 branch locations through California, including locations in Greater San Francisco, Sacramento, Los Angeles and San Diego areas and throughout the Central Valley in California as of March 31, 2025.
Mechanics operates under a California state banking charter issued by the CDFPI, its primary state regulator. Mechanics is a member of the FHLB system, and maintains insurance on deposit accounts with the FDIC, which is also Mechanics’ primary federal regulator.
Business
Mechanics provides personal banking, business banking, trust and estate, brokerage and wealth management services. Mechanics’ retail banking products include a wide range of personal checking, savings and loan products (including credit card, home equity, home mortgage and secured/unsecured loans), as well as online banking and a variety of wealth management services (including trust and estate, investment management and financial planning services). Mechanics’ banking products and services for businesses include business checking and savings accounts, business debit cards, online banking, cash management services, wealth management services, business credit cards, commercial real estate loans, equipment leasing and loans guaranteed by the Small Business Administration.

Mechanics ceased originating auto loans in February 2023, but continues servicing the portfolio of new and pre-owned retail automobile sales contracts purchased from both franchised and independent automobile dealerships throughout 33 states: Arizona, California, Colorado, Connecticut, Florida, Georgia, Hawaii, Iowa, Idaho, Illinois, Indiana, Kansas, Kentucky, Michigan, Minnesota, Missouri, Montana, North Carolina, North Dakota, Nebraska, Nevada, Ohio, Oklahoma, Oregon, South Carolina, South Dakota, Tennessee, Texas, Utah, Virginia, Washington, Wisconsin, and Wyoming.
Mechanics’ primary sources of liquidity include deposits, loan repayments and investment securities payments, both principal and interest, borrowings, and proceeds from the sale of loans and investment securities. Borrowings may include advances from FHLB, borrowings from the Federal Reserve, federal funds purchased and borrowing from other financial institutions.
Employees
As of March 31, 2025, Mechanics employed 1,426 full-time equivalent employees. No employees of Mechanics are covered by a collective bargaining agreement.
Legal Proceedings
Mechanics is periodically party to or otherwise involved in legal proceedings arising in the normal course of business, such as claims to enforce liens, claims involving the making and servicing of real property loans, and other issues incident to its business. Management does not believe that there is any pending or threatened proceeding against Mechanics which, if determined adversely, would have a material adverse effect on Mechanics’ financial position, liquidity, or results of operations.
Competition
Mechanics encounters strong competition both in making loans and in attracting deposits. The deregulation of the banking industry and the widespread enactment of state laws which permit multi-bank holding companies as well as an increasing level of interstate banking have created a highly competitive environment for commercial banking. In one or more aspects of its business. Mechanics competes with national, regional and community banks within the various markets where Mechanics operates. Mechanics also faces competition from many other types of financial institutions, including savings and loan associations, savings banks, finance companies and credit unions.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
The following discussion and analysis of Mechanics’ financial condition and results of operations should be read in conjunction with Mechanics’ consolidated financial statements and their related notes included elsewhere in this proxy statement/prospectus/consent solicitation statement. This discussion contains forward-looking statements that involve risks and uncertainties. Mechanics’, and the Combined Company’s, future results could differ materially from the results of discussed below. Factors that could cause or contribute to such differences include, but are not limited to, those identified below and those discussed in the section of this proxy statement/prospectus/consent solicitation statement entitled “Risk Factors--Risks Relating to Mechanics’ Business” included elsewhere in proxy statement/prospectus/consent solicitation statement. Unless otherwise specified or the context otherwise requires, all references to “Mechanics” in this Section refer to Mechanics and its subsidiaries and “we,” “our,” “us” and “our company” refer to Mechanics and its subsidiaries.
Overview
Mechanics is headquartered in Walnut Creek, California. Mechanics offers a variety of financial services to meet the banking and financial needs of the communities we serve, with operations conducted through 112 banking branches including locations in Greater San Francisco, Sacramento, Los Angeles and San Diego areas and throughout the Central Valley in California. MacDonald Auxiliary Corporation and Mechanics Real Estate Holdings Inc., Limited Liability Company are wholly-owned subsidiary corporations whose business purposes are lending, holding deeds of trust securing loans made by Mechanics and holding real estate and other assets acquired through foreclosure proceedings that are pending sale or liquidation.
Mechanics ceased originating auto loans in February 2023, but continues servicing the portfolio of new and pre-owned retail automobile sales contracts purchased from both franchised and independent automobile dealerships throughout 33 states: Arizona, California, Colorado, Connecticut, Florida, Georgia, Hawaii, Iowa, Idaho, Illinois, Indiana, Kansas, Kentucky, Michigan, Minnesota, Missouri, Montana, North Carolina, North Dakota, Nebraska, Nevada, Ohio, Oklahoma, Oregon, South Carolina, South Dakota, Tennessee, Texas, Utah, Virginia, Washington, Wisconsin, and Wyoming.
Mechanics operates under a California state banking charter issued by the CDFPI, its primary state regulator. Mechanics is a member of the FHLB system, and maintains insurance on deposit accounts with the FDIC, which is also Mechanics’ primary federal regulator.
As of December 31, 2024, Mechanics had total assets of $16.5 billion, total loans of $9.6 billion, total deposits of $13.9 billion, and total shareholders’ equity of $2.3 billion. As of March 31, 2025, Mechanics had total assets of $16.5 billion, total loans of $9.4 billion, total deposits of $14.0 billion, and total shareholders’ equity of $2.4 billion.
General
Mechanics’ management’s discussion and analysis of results of operations and financial condition (“MD&A”) is intended to assist the reader in understanding and assessing significant changes and trends related to the results of operations and financial condition of Mechanics. This discussion and analysis should be read in conjunction with the consolidated financial statements and accompanying footnotes in the section entitled “Financial Statements and Supplementary Data Index to Financial Statements.”
Recent Developments
On March 28, 2025, Mechanics entered into the merger agreement whereby, subject to the satisfaction or waiver, at or prior to the merger, of various conditions, HomeStreet Bank will merge with and into Mechanics, with Mechanics remaining as the surviving entity and becoming a wholly owned subsidiary of HomeStreet. It is expected that Mechanics shareholders as of immediately prior to the merger, as a group, will own approximately 91.7% of the outstanding shares of the combined company on an economic basis and 91.3% of the voting power of the combined company, and HomeStreet shareholders as of immediately prior to the merger, as a group, will own approximately 8.3% of the outstanding shares of the combined company on an economic basis and 8.7% of the voting power of the combined company. In connection with the merger, HomeStreet will be renamed “Mechanics Bancorp”. The merger is expected to close in the third quarter of 2025.
Effective May 1, 2025, Mechanics Bank entered into a servicing agreement with Westlake Portfolio Management, LLC to oversee and manage Mechanics’ portfolio of auto loans. (Mechanics discontinued originating indirect auto loans in early 2023.)

Economic and Market Conditions
The current level of interest rates continues to adversely impact our results of operations as our overall cost of funds are high in relation to the yield on our earning assets, resulting in a low net interest margin. With the decrease in short term interest rates in the latter part of 2024, our cost of funds have stabilized and started to decrease. Given the scheduled repricing of our multifamily and other commercial real estate loans, future anticipated reductions in borrowings, the expectation of ongoing reductions in short-term interest rates by the Federal Reserve and continued effective non-interest expense management, we anticipate growth in earnings for the foreseeable future.
Non-GAAP Financial Measures
This document contains non-GAAP financial measures of our financial performance, including return on average tangible equity, efficiency ratio, tangible book value per share and tangible common equity ratio. We believe that these non-GAAP financial measures provide useful information because they are used by management to evaluate our operating performance, without the impact of goodwill and other intangible assets. However, these financial measures are not intended to be considered in isolation of or as a substitute for, or superior to, financial information prepared and presented in accordance with GAAP and should be viewed in addition to, and not as an alternative to, its GAAP results. For more information on the computation of non-GAAP financial measures, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations-Non-GAAP Financial Measures and Reconciliations.” The non-GAAP financial measures Mechanics presents may differ from similarly captioned measures presented by other companies.
Critical Accounting Estimates
The following discussion and analysis of financial condition and results of operations are based upon our consolidated financial statements and the notes thereto, which have been prepared in accordance with GAAP and accounting practices in the banking industry. Certain of those accounting policies are considered critical accounting policies because they require us to make estimates and assumptions regarding circumstances or trends that could materially affect the value of those assets, such as economic conditions or trends that could impact our ability to fully collect our loans or ultimately realize the carrying value of certain of our other assets. Those estimates and assumptions are made based on current information available to us regarding those economic conditions or trends or other circumstances. If changes were to occur in the events, trends or other circumstances on which our estimates or assumptions were based, these changes could have a material adverse effect on the carrying value of assets and liabilities and on our results of operations. We have identified the allowance for credit losses (“ACL”) policy and estimate as being critical because it requires management to make particularly difficult, subjective, and/or complex judgments about matters that are inherently uncertain and because of the likelihood that materially different amounts would be reported under different conditions or using different assumptions.
Mechanics utilizes a blend of economic forecast scenarios from Moody’s Analytics, specifically, the baseline, upside (“S1”), and downside (“S3”) scenarios, as key inputs in estimating our ACL. These scenarios are refreshed quarterly and provide forward-looking assumptions on key macroeconomic indicators such as GDP growth, unemployment rates, and commercial real estate conditions. Within this framework, our current expected credit loss models generate a Probability of Default (“PD”) and Loss Given Default (“LGD”) at the individual loan or pooled segment level. These components are modeled using borrower characteristics, loan terms, and scenario-specific economic conditions. The product of PD and LGD results in the expected credit loss for each instrument, which aggregates into our total ACL. In addition to model-driven outputs, we incorporate qualitative adjustments where management determines additional reserves may be warranted. These adjustments consider factors not fully captured in the models and are reassessed regularly to ensure reserves remain appropriate.
The decline in ACL during the reporting period primarily reflects the runoff of our auto loan portfolio, which we exited in the first quarter of 2023. Mechanics continuously monitors its ACL methodology to ensure it remains appropriately calibrated to reflect both modeled outputs and emerging risks.

Summary Financial Data for the Fiscal Years Ended December 31, 2024, 2023 and 2022

	Year Ended December 31,
(in thousands, except shares, per share and FTE data)	2024	2023	2022
Select Income Statement data:
Net interest income	$519,169	$563,212	$631,234
(Reversal of) provision for credit losses on loans and leases	(1,559)	2,558	25,432
Noninterest income (loss)	(139,120)	74,227	63,733
Noninterest expense	345,859	358,747	366,208
Net income:
Before income tax expense	35,697	277,942	302,134
Total	28,999	201,914	216,582
Net income per share:
Basic	$451.50	$3,143.95	$3,372.60
Diluted	$451.37	$3,141.26	$3,369.98
Select Performance Ratios:
Return on average equity	1.29%	9.49%	9.67%
Return on average tangible equity(1)	2.83%	17.52%	17.56%
Return on average assets	0.17%	1.13%	1.17%
Efficiency ratio(1)	91.00%	56.28%	52.69%
Net interest margin	3.31%	3.42%	3.67%

	As of December 31,
	2024	2023
Select Balance Sheet Data:
Loans held for sale (LHFS)	$543	$440
Loans held for investment (LHFI)	9,643,497	10,777,756
Allowance for Credit Losses	(88,558)	(133,778)
Investment securities	4,505,745	3,885,289
Total assets	16,490,112	17,501,795
Total deposits	13,941,804	14,298,142
Total borrowings	—	774,965
Total shareholders’ equity	$2,301,868	$2,235,605
Other data:
Book value per share	$35,838	$34,809
Tangible book value per share(1)	$22,105	$20,866
Common equity ratio	13.96%	12.77%
Tangible common equity ratio(1)	9.10%	8.07%
Shares outstanding at period end	64,230	64,225
Loans to deposits ratio	69.17%	75.38%
Full time equivalent employees	1,439	1,524
Credit quality:
Nonaccrual loans	$10,693	$39,036
ACL to total loans	0.92%	1.24%
ACL to nonaccrual loans	828.22%	342.70%
Nonaccrual loans to total loans	0.11%	0.36%
Regulatory Capital Ratios:
Tier 1 leverage capital	9.66%	9.32%
Common equity Tier 1 capital	16.14%	14.83%
Tier 1 risk-based capital	16.14%	14.83%
Total risk-based capital	17.14%	16.17%

(1)
Return on average tangible equity, efficiency ratio, tangible book value per share, and tangible common equity ratio are non-GAAP financial measures. For a reconciliation of these measures to the comparable GAAP financial measure or the computation of the measure, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations-Non-GAAP Financial Measures and Reconciliations”.

Management’s Overview of Financial Performance – 2024, 2023 and 2022
Results of Operations
General: Our net income and income before income taxes were $29.0 million and $35.7 million, respectively, in 2024, as compared to $201.9 million and $277.9 million, respectively, in 2023. The $242.2 million decrease in income before taxes was primarily due to lower net interest income of $44.0 million and lower noninterest income of $213.3 million, partially offset by a decrease in noninterest expense of $12.9 million. Net interest income decreased primarily due to higher interest expense on interest bearing deposits primarily attributable to higher rates and average balances, offset by higher yields on investment securities. Noninterest income decreased due to a loss on securities sales of $207.2 million as a result of a balance sheet restructure. Noninterest expense decreased primarily due to lower salaries and benefits expenses.
Our net income and income before income taxes were $201.9 million and $277.9 million, respectively, in 2023, as compared to $216.6 million and $302.1 million, respectively, in 2022. The $24.2 million decrease in income before taxes was primarily due to lower net interest income of $68.0 million, partially offset by a lower provision for credit losses on loans and leases of $22.9 million, an increase in noninterest income of $10.5 million and a decrease in noninterest expense of $7.5 million.
Income Taxes: Our effective tax rate during 2024 was 18.8% as compared to 27.4% in 2023 and 28.3% in 2022 and our federal statutory rate was 21.0%. Our effective tax rate was lower than our statutory rate in 2024 due to the benefits of tax advantaged investments, realized losses on sales of debt securities, and valuation allowances for equity investments, partially offset by state income taxes. Our effective tax rate was higher than the statutory rate in 2023 and 2022 primarily as a result of state taxes, partially offset by valuation allowances for equity investments.
Net Interest Income: The following table sets forth, for the periods indicated, information regarding (i) the total dollar amount of interest income from interest-earning assets and the resultant average yields on those assets; (ii) the total dollar amount of interest expense and the average rate of interest on our interest-bearing liabilities; (iii) net interest income; (iv) net interest rate spread; and (v) net interest margin:

	Year Ended December 31,
	2024			2023			2022
(in thousands)	Average Balance	Interest	Average Yield/ Cost	Average Balance	Interest	Average Yield/ Cost	Average Balance	Interest	Average Yield/ Cost
Assets:
Interest-earning assets:
Cash and cash equivalents	$1,377,338	$69,662	5.06%	$718,103	$33,979	4.73%	$461,350	$3,518	0.76%
Loans(1)	10,177,692	528,514	5.19%	11,560,956	602,873	5.21%	11,414,344	551,296	4.83%
Investment securities	4,016,215	131,810	3.28%	4,076,526	76,543	1.88%	5,212,613	88,671	1.70%
FHLB Stock & other investments	101,598	5,732	5.64%	112,012	5,564	4.97%	114,078	7,587	6.65%
Total interest-earning assets	15,672,843	735,718	4.69%	16,467,597	718,959	4.37%	17,202,385	651,072	3.78%
Noninterest-earning assets	1,330,445			1,353,063			1,370,625
Total assets	$17,003,288			$17,820,660			$18,573,010
Liabilities and shareholders' equity:
Interest-bearing liabilities:
Interest-bearing deposits:
Demand deposits	$1,474,428	$9,177	0.62%	$1,729,898	$8,408	0.49%	$1,898,422	$1,907	0.10%
Money market and savings	5,835,061	151,689	2.60%	5,538,760	92,312	1.67%	5,633,916	12,751	0.23%
Certificates of deposit	1,021,679	28,392	2.78%	1,008,960	18,715	1.85%	841,832	1,613	0.19%
Total	8,331,168	189,258	2.27%	8,277,618	119,435	1.44%	8,374,170	16,271	0.19%

	Year Ended December 31,
	2024			2023			2022
(in thousands)	Average Balance	Interest	Average Yield/ Cost	Average Balance	Interest	Average Yield/ Cost	Average Balance	Interest	Average Yield/ Cost
Borrowings:
Borrowings	553,284	26,429	4.78%	707,417	34,960	4.94%	54,419	2,215	4.07%
Long-term debt	15,809	862	5.45%	24,945	1,352	5.42%	24,905	1,352	5.43%
Total interest-bearing liabilities	8,900,261	216,549	2.43%	9,009,980	155,747	1.73%	8,453,494	19,838	0.23%
Noninterest-bearing liabilities:
Demand deposits	5,640,938			6,446,957			7,650,940
Other liabilities	206,823			236,326			227,852
Total liabilities	14,748,022			15,693,263			16,332,286
Shareholders' equity	2,255,266			2,127,397			2,240,724
Total liabilities and shareholders’ equity	$17,003,288			$17,820,660			$18,573,010
Net interest income		$519,169			$563,212			$631,234
Net interest rate spread			2.26%			2.64%			3.55%
Net interest margin			3.31%			3.42%			3.67%

(1)	Includes loans held for sale.
Rate and Volume Analysis
The following table presents the extent to which changes in interest rates and changes in the volume of our interest-earning assets and interest-bearing liabilities have affected our interest income and interest expense. Information is provided in each category with respect to: (1) changes attributable to changes in rate, (2) changes attributable to changes in volume and (3) changes attributable to both rate and volume (which have been allocated proportionally between the rate and volume variances).

	2024 vs. 2023			2023 vs. 2022
	Increase (Decrease) Due to		Total Change	Increase (Decrease) Due to		Total Change
(in thousands)	Rate	Volume		Rate	Volume
Assets:
Interest-earning assets
Cash and cash equivalents	$2,491	$33,192	$35,683	$27,519	$2,942	$30,461
Loans	(2,518)	(71,841)	(74,359)	44,418	7,159	51,577
Investment securities	56,383	(1,116)	55,267	11,026	(23,154)	(12,128)
FHLB stock, Fed Funds and other	531	(363)	168	(1,888)	(135)	(2,023)
Total interest-earning assets	56,887	(40,128)	16,759	81,075	(13,188)	67,887
Liabilities:
Deposits
Demand deposits	1,624	(855)	769	6,655	(154)	6,501
Money market and savings	54,198	5,179	59,377	79,773	(212)	79,561
Certificates of deposit	9,438	239	9,677	16,720	382	17,102
Total interest-bearing deposits	65,260	4,563	69,823	103,148	16	103,164
Borrowings:
Borrowings	(1,135)	(7,396)	(8,531)	575	32,170	32,745
Long-term debt	8	(498)	(490)	(2)	2	—
Total interest-bearing liabilities	64,133	(3,331)	60,802	103,721	32,188	135,909
Total changes in net interest income	$(7,246)	$(36,797)	$(44,043)	$(22,646)	$(45,376)	$(68,022)

Net interest income in 2024 decreased $44.0 million as compared to 2023 due primarily to a decrease in our net interest margin. Our net interest margin decreased from 3.42% in 2023 to 3.31% in 2024 due to a 70 basis point increase in the rates paid on interest-bearing liabilities which was partially offset by a 32 basis point increase in the yield on interest earning assets. Yields on interest-earning assets increased as yields on investment securities increased due to a securities restructure that occurred in early 2024. In the first quarter of 2024, Mechanics sold $1.8 billion of investment securities with a weighted average yield of 1.68% and recognized a loss on the sale of $207 million. Mechanics used the proceeds to buy $1.6 billion of investment securities that yielded 5.69%. The increase in the rates paid on our interest-bearing liabilities was primarily due to higher market rates on deposits.
Net interest income in 2023 decreased $68.0 million as compared to 2022 due primarily to a decrease in our net interest margin. Our net interest margin decreased from 3.67% in 2022 to 3.42% in 2023 due to a 150 basis point increase in the rates paid on interest-bearing liabilities which was partially offset by a 59 basis point increase in the yield on interest-earning assets. Yields on interest-earning assets increased as yields on adjustable-rate loans increased due to higher underlying rates. The increase in the rates paid on our interest-bearing liabilities was primarily due to higher market rates on deposits. Higher borrowing rates in 2023 also resulted from utilization of the Bank Term Funding Program of $750 million, which was outstanding for most of 2023.
Provision for Credit Losses on Loans and Leases: There was a $1.6 million reversal of provision for credit losses on loans and leases recognized during 2024 as compared to a $2.6 million provision in 2023 and a $25.4 million provision in 2022. For 2024, the reversal of provision primarily relates to the overall ACL decline driven by the runoff of the auto loan portfolio. In addition to portfolio runoff, improvements in management’s expectations for credit performance in the auto segment contributed to the reduction in provision. Specifically, actual losses outperformed modeled projections, prompting management to apply a more favorable scenario weighting for the auto portfolio in the ACL framework. The provision for credit losses in 2023 primarily relates to maintaining appropriate ACL levels for the auto loan portfolio, alongside the steady stream of net charge-offs that typically occur in the normal course of business within this portfolio. The provision for credit losses in 2022 primarily relates to growth in the auto portfolio as well as elevated credit risks following the post-pandemic environment necessitating heightened provisions.
Noninterest income (loss) consisted of the following:

	Year Ended December 31,
(in thousands)	2024	2023	2022
Noninterest income (loss)
Service charges on deposit accounts	$23,650	$24,955	$25,791
Trust fees and commissions	12,319	9,644	9,710
ATM network fee income	12,158	12,192	12,286
Loan servicing income	968	1,671	2,827
Net loss on sale of investment securities	(207,203)	—	(11,230)
Income from bank-owned life insurance	2,600	8,990	2,226
Other	16,388	16,775	22,123
Total noninterest income (loss)	$(139,120)	$74,227	$63,733

Noninterest income in 2024 decreased from 2023 primarily due to the $207.2 million loss on the sale of lower yielding AFS investment securities as part of a balance sheet restructure, partially offset by an increase in trust fees. The increase in trust fees primarily relates to increases in assets under management/custody of $572.8 million in 2024. Noninterest income in 2023 increased from 2022 primarily due to a loss on the sale of investment securities in 2022, partially offset by a decrease in other noninterest income due to lower wire transfer fees and foreign exchange fee income.

Noninterest expense consisted of the following:

	Year Ended December 31,
(in thousands)	2024	2023	2022
Noninterest expense
Salaries and employee benefits	$191,173	$200,992	$205,922
Occupancy	32,313	34,259	32,717
Equipment	23,414	24,332	24,003
Professional services	21,374	20,598	22,026
FDIC assessments and regulatory fees	14,625	9,227	6,094
Amortization of intangible assets	13,447	17,319	20,667
Data processing	8,901	9,172	9,980
Loan related	6,975	13,767	10,977
Marketing and advertising	3,269	3,362	7,833
Other real estate owned related	2,505	(75)	(174)
Other	27,863	25,794	26,163
Total noninterest expense	$345,859	$358,747	$366,208

Noninterest expense declined $12.9 million in 2024 compared to 2023 due to a decrease in salaries and employee benefits expense due to a 5.6% decrease in full time employees (“FTE”) and a decline in severance costs, as well as a decrease in loan related expenses due to a decline in the auto loan portfolio balances. These decreases were partially offset by an increase in FDIC assessments and regulatory fees due to FDIC special assessments and an increase in other noninterest expense due primarily to higher check fraud related losses.
Noninterest expense declined $7.5 million in 2023 compared to 2022 due to a decrease in salaries and employee benefits expense due to a 14.4% decrease in FTE primarily as a result of closing Mechanics’ auto lending operations and a decrease in marketing and advertising due to a decline in promotional activities. These decreases were partially offset by an increase in FDIC assessments and regulatory fees.
Financial Condition – December 31, 2024 Compared to December 31, 2023
During 2024, total assets decreased $1.0 billion due primarily to a decline in loans held for investment of $1.1 billion due to paydowns in Mechanics’ auto loan portfolio. Mechanics ceased originating auto loans in the first quarter of 2023. In 2024, total liabilities decreased $1.1 billion due to a $750 million decrease in borrowings and a $356.3 million decrease in deposits. The decrease in deposits was primarily due to a decrease in noninterest bearing deposits partially offset by increases in money market accounts. The $750 million decrease in borrowings during 2024 was primarily due to payoff of Mechanics’ Bank Term Funding Program advance from the Federal Reserve Bank of Dallas.
Investment Securities
Investment securities available for sale (“AFS”) and held to maturity (“HTM”) are as follows:

	December 31,
	2024			2023
(in thousands)	Amortized Cost	Fair Value	% Portfolio at Fair Value	Amortized Cost	Fair Value	% Portfolio at Fair Value
AFS Investment securities:
Mortgage-backed securities:
Residential	$2,694,745	$2,643,688	62.0%	$1,713,521	$1,534,450	42.0%
Commercial	259,793	240,862	5.7%	636,921	569,808	15.6%
Collateralized loan obligations	50,000	50,000	1.2%	—	—	—%
Obligations of states and political subdivisions	91,799	91,299	2.1%	96,781	98,284	2.7%
Corporate bonds	43,968	39,402	0.9%	50,987	42,410	1.2%
U.S. government agency securities	—	—	—%	106,973	98,221	2.7%
Total AFS Investment securities	3,140,305	3,065,251	71.9%	2,605,183	2,343,173	64.2%

	December 31,
	2024			2023
(in thousands)	Amortized Cost	Fair Value	% Portfolio at Fair Value	Amortized Cost	Fair Value	% Portfolio at Fair Value
HTM Investment securities:
Mortgage-backed securities:
Residential	1,115,389	918,440	21.6%	1,215,318	1,030,255	28.1%
Commercial	310,912	262,888	6.2%	310,809	262,232	7.2%
Obligations of states and political subdivisions	14,193	14,672	0.3%	15,989	16,762	0.5%
Total HTM Investment securities	1,440,494	1,196,000	28.1%	1,542,116	1,309,249	35.8%
Total investment securities	$4,580,799	$4,261,251	100.0%	$4,147,299	$3,652,422	100.0%

The following table shows the contractual maturity of the Investment Securities Portfolio:

	December 31, 2024
	One Year Or Less		More than One to Five Years		More than Five Years to Ten Years		More than Ten Years		Total
(in thousands)	Amount	Weighted Average Yield(1)	Amount	Weighted Average Yield(1)	Amount	Weighted Average Yield(1)	Amount	Weighted Average Yield(1)	Amount	Weighted Average Yield(1)
AFS Investment securities:
Mortgage-backed securities:
Residential	$251	2.09%	$18,961	1.98%	$29,192	1.93%	$2,595,284	5.24%	$2,643,688	5.17%
Commercial	37	1.85%	78,597	4.15%	158,902	3.04%	3,326	2.41%	240,862	3.38%
Collateralized loan obligations	—	—%	—	—%	—	—%	50,000	5.98%	50,000	6.00%
Obligations of states and political subdivisions	3,075	3.45%	743	2.53%	16,591	1.80%	70,890	3.57%	91,299	3.22%
Corporate bonds	9,938	3.17%	—	—%	29,464	3.15%	—	—%	39,402	3.15%
U.S. government agency securities	—	—%	—	—%	—	—%	—	—%	—	—%
Total AFS Investment securities	13,301	3.21%	98,301	3.72%	234,149	2.83%	2,719,500	5.19%	3,065,251	4.94%
HTM Investment securities:
Mortgage-backed securities:
Residential	—	—%	—	—%	79	2.38%	1,115,310	1.78%	1,115,389	1.78%
Commercial	—	—%	—	—%	310,912	1.79%	—	—%	310,912	1.79%
Obligations of states and political subdivisions	3,000	—%	3,409	4.26%	3,534	4.08%	4,250	6.48%	14,193	3.98%
Total HTM Investment securities	3,000	—%	3,409	0.14%	314,525	2.22%	1,119,560	1.80%	1,440,494	1.80%
Total investment securities	$16,301	2.62%	$101,710	3.72%	$548,674	2.27%	$3,839,060	4.20%	$4,505,745	3.94%

(1)	Weighted-average yields are calculated based on the contractual coupon, including amortization of premiums and accretion of discounts, weighted by amortized cost.

Loans
The following table details the composition of our LHFI portfolio by loan type:

	December 31,
(in thousands)	2024	2023
Commercial & Industrial	$410,040	$536,435
Commercial Real Estate
Construction & Land Development	104,430	96,881
Other	4,812,278	4,938,083
Residential Real Estate	2,280,963	2,197,202
Auto	1,596,935	2,714,606
Installment
Revolving Plans	2,920	3,211
Other	435,931	291,338
Total LHFI	9,643,497	10,777,756
ACL	(88,558)	(133,778)
Total LHFI less ACL	$9,554,939	$10,643,978

The following table shows the contractual maturity of our loan portfolio by loan type:

	December 31, 2024					Loans due after one year by rate characteristic
(in thousands)	Within one year	Due after one year through five years	Due after five through fifteen years	Due after fifteen years	Total	Fixed- rate	Adjustable- rate
Commercial & Industrial	$135,596	$175,809	$83,862	$14,773	$410,040	$233,126	$41,318
Commercial Real Estate
Construction & Land Development	68,052	25,299	11,051	28	104,430	13,768	22,610
Other	320,125	1,158,573	2,832,929	500,651	4,812,278	1,419,918	3,072,235
Residential Real Estate	768	22,197	188,124	2,069,874	2,280,963	1,770,283	509,912
Auto	49,981	1,546,932	22	—	1,596,935	1,546,954	—
Installment
Revolving Plans	1,288	320	11	1,301	2,920	1,312	320
Other	375,718	13,788	32,057	14,368	435,931	60,213	—
Total LHFI	$951,528	$2,942,918	$3,148,056	$2,600,995	$9,643,497	$5,045,574	$3,646,395

The following table shows the activity in loan balances:
Loan Roll-forward

	Year Ended December 31,
(in thousands)	2024	2023
Loans - beginning of period	$10,777,756	$12,042,910
Originations and advances	1,112,692	1,552,087
Purchases	276,811	132,100
Transfers to loans held for sale	—	—
Loans sold	—	—
Payoffs, paydowns and other	(2,461,934)	(2,858,655)
Charge-offs	(59,546)	(73,675)
Transfers to other real estate owned	(2,282)	(17,011)
Loans - end of period	$9,643,497	$10,777,756

The following table shows loan originations and advances:
Loan Originations and Advances

	Year Ended December 31,
(in thousands)	2024	2023
Commercial & Industrial	$412,145	$519,269
Commercial Real Estate
Construction & Land Development	65,806	51,576
Other	288,333	566,641
Residential Real Estate	187,408	118,673
Auto	—	191,951
Installment
Revolving Plans	4,971	5,971
Other	154,029	98,006
Total	$1,112,692	$1,552,087

Deposits
Deposit balances and weighted average rates were as follows for the periods indicated:

	December 31,
	2024		2023
(in thousands)	Amount	Weighted Average Rate	Amount	Weighted Average Rate
Deposits by product:
Noninterest-bearing demand deposits	$5,616,116	—%	$6,187,869	—%
Interest-bearing:
Interest-bearing demand deposits	1,435,266	0.43%	1,618,735	0.72%
Savings	1,216,900	0.02%	1,390,810	0.04%
Money market	4,703,643	3.15%	4,101,770	2.59%
Certificates of deposit	969,879	2.55%	998,958	2.42%
Total interest-bearing deposits	8,325,688	2.15%	8,110,273	1.93%
Total deposits	$13,941,804	1.29%	$14,298,142	1.09%
Uninsured deposits	$6,153,395		$6,155,455

The following table presents the schedule of maturities of certificates of deposit as of December 31, 2024:

(in thousands)	Three Months or Less	Over Three Months through Six Months	Over Six Months through Twelve Months	Over Twelve Months	Total
Time deposits of $250,000 or less	$259,752	$163,191	$90,951	$48,294	$562,188
Time deposits of $250,000 or more	248,581	99,522	50,123	9,465	407,691
Total	$508,333	$262,713	$141,074	$57,759	$969,879

Credit Risk Management: Delinquent Loans, Nonperforming Assets and Allowance for Credit Losses on Loans and Leases
As of December 31, 2024 and December 31, 2023, our ratio of nonaccrual loans to total loans was 0.11% and 0.36%, respectively, and our ratio of past due and accruing and nonaccrual loans to total loans was 1.04% and 1.47%, respectively. As of December 31, 2024 and December 31, 2023, our ratio of ACL to nonaccrual loans was 828.22% and 342.70%, respectively. The $28.3 million decrease in nonaccrual loans during 2024 was primarily related to a foreclosure.

Delinquent, nonaccrual and current loans by loan type consisted of the following:

	December 31, 2024
	Past Due and Still Accruing
(in thousands)	30-59 days	60-89 days	90 days or more	Nonaccrual	Total past due and nonaccrual	Current	Total loans
Commercial & Industrial	$1,920	$72	$211	$1,145	$3,348	$406,692	$410,040
Commercial Real Estate
Construction & Land Development	5,400	—	—	441	5,841	98,589	104,430
Other	3,458	—	—	—	3,458	4,808,820	4,812,278
Residential Real Estate	13,020	406	—	2,854	16,280	2,264,683	2,280,963
Auto	53,073	11,781	—	6,252	71,106	1,525,829	1,596,935
Installment
Revolving Plans	2	1	—	1	4	2,916	2,920
Other	359	213	—	—	572	435,359	435,931
Total loans	$77,232	$12,473	$211	$10,693	$100,609	$9,542,888	$9,643,497
%	0.80%	0.13%	0.00%	0.11%	1.04%	98.96%	100.00%

	December 31, 2023
	Past Due and Still Accruing
(in thousands)	30-59 days	60-89 days	90 days or more	Nonaccrual	Total past due and nonaccrual	Current	Total loans
Commercial & Industrial	$2,334	$705	$141	$692	$3,872	$532,563	$536,435
Commercial Real Estate
Construction & Land Development	—	—	—	35	35	96,846	96,881
Other	5,431	—	—	24,247	29,678	4,908,405	4,938,083
Residential Real Estate	12,076	1,931	—	3,837	17,844	2,179,358	2,197,202
Auto	76,840	18,869	—	10,214	105,923	2,608,683	2,714,606
Installment
Revolving Plans	8	12	—	11	31	3,180	3,211
Other	1,109	272	—	—	1,381	289,957	291,338
Total loans	$97,798	$21,789	$141	$39,036	$158,764	$10,618,992	$10,777,756
%	0.91%	0.20%	0.00%	0.36%	1.47%	98.53%	100.00%

Management considers the current level of the allowance for credit losses on loans and leases to be appropriate to cover estimated lifetime losses within our LHFI portfolio. The following table presents the amount of allowance for credit losses on loans and leases by product type, as well as the percentage of each respective portfolio’s loan balance to total loans:

	December 31,
	2024		2023
(in thousands)	Balance	Loan balance % to total loans	Balance	Loan balance % to total loans
Commercial & Industrial	$4,869	4.2%	$5,805	5.0%
Commercial Real Estate	35,097	51.0%	31,486	46.7%
Residential Real Estate	4,656	23.6%	6,745	20.4%
Auto	41,282	16.6%	87,053	25.2%
Installment	2,654	4.6%	2,689	2.7%
Total ACL	$88,558	100.0%	$133,778	100.0%

The decline in ACL during the reporting period primarily reflects the runoff of our auto loan portfolio, which we exited in the first quarter of 2023.
The following table presents net charge-offs for our loan portfolio for the dates indicated:

	Year Ended December 31,
	2024			2023			2022
(in thousands)	Net loan charge-offs (recoveries)	Average balance	%	Net loan charge-offs (recoveries)	Average balance	%	Net loan charge-offs (recoveries)	Average balance	%
Commercial & Industrial	$254	$478,124	0.05%	$53	$503,356	0.01%	$(166)	$580,426	(0.03)%
Commercial Real Estate	—	4,992,690	0.00%	5,127	5,140,534	0.10%	—	4,571,142	0.00%
Residential Real Estate	10	2,198,360	0.00%	—	2,236,428	0.00%	1	2,200,627	0.00%
Auto	40,916	2,122,336	1.93%	46,396	3,408,701	1.36%	31,272	3,840,090	0.81%
Installment	2,481	386,182	0.64%	3,051	271,393	1.12%	3,443	218,107	1.58%
Total	$43,661	$10,177,692	0.43%	$54,627	$11,560,412	0.47%	$34,550	$11,410,392	0.30%

Liquidity and Sources of Funds
Liquidity risk management is primarily intended to ensure we are able to maintain sources of cash to adequately fund operations and meet our obligations, including demands from depositors, draws on lines of credit and paying any creditors, on a timely and cost-effective basis, in various market conditions. Our liquidity profile is influenced by changes in market conditions, the composition of the balance sheet and risk tolerance levels. Mechanics has established liquidity guidelines and operating plans that detail the sources and uses of cash and liquidity.
Mechanics’ primary sources of liquidity include deposits, loan repayments and investment securities payments, both principal and interest, borrowings, and proceeds from the sale of loans and investment securities. Borrowings may include advances from the Federal Home Loan Banks (“FHLB”), borrowings from the Federal Reserve, federal funds purchased and borrowing from other financial institutions. While scheduled principal repayments on loans and investment securities are a relatively predictable source of funds, deposit inflows and outflows and prepayments of loans and investment securities are greatly influenced by interest rates, economic conditions and competition.
Mechanics’ contractual cash flow obligations include the maturity of certificates of deposit, short-term and long-term borrowings, interest on certificates of deposit and borrowings, operating leases and fees for information technology related services and professional services. Obligations for certificates of deposit are typically satisfied through excess cash reserve balances, the renewal of these instruments or the generation of new deposits. Interest payments and obligations related to leases and services are typically met by cash generated from our operations.
At December 31, 2024, Mechanics had available borrowing capacity of $3.8 billion from the FHLB, $2.6 billion from the Federal Reserve Bank of San Francisco and $5.9 billion under borrowing lines established with other financial institutions. We believe that our current unrestricted cash and cash equivalents, cash flows from operations and borrowing capacity will be sufficient to meet our liquidity needs for at least the next 12 months. We are currently not aware of any other trends or demands, commitments, events or uncertainties that will result in or that are reasonably likely to result in our liquidity increasing or decreasing in any material way that will impact our liquidity needs during or beyond the next 12 months.
Cash Flows
For 2024, cash and cash equivalents decreased $457.9 million, compared to an increase of $1.1 billion in 2023 and a decrease of $669.7 million in 2022. As a banking institution, Mechanics has extensive access to liquidity. As excess liquidity can reduce Mechanics’ earnings and returns, Mechanics manages its cash positions to minimize the level of excess liquidity and does not attempt to maximize the level of cash and cash equivalents. The following discussion highlights the major activities and transactions that affected our cash flows during these periods.

Cash flows from operating activities
Mechanics’ operating assets and liabilities are used to support our lending activities. For 2024, $292.2 million of cash was provided by operating activities primarily due to our net income for the year, excluding the impact of the $207.2 million loss on sale of securities. For 2023 and 2022, cash of $266.0 million and $318.2 million, respectively, was provided by operating activities primarily due to our net income for the year.
Cash flows from investing activities
Mechanics’ investing activities are primarily related to investment securities and LHFI. For 2024, cash of $476.2 million was provided by investing activities primarily from net loan originations and principal collections partially offset by AFS investment security purchases, net of maturities and sales. For 2023, cash of $1.7 billion was provided by investing activities primarily from net loan originations and principal collections and maturities of AFS securities. For 2022, cash of $258.1 million was provided by investing activities primarily from net loan originations and principal collections, and maturities and sales of AFS securities.
Cash flows from financing activities
Mechanics’ financing activities are primarily related to deposits, net proceeds from borrowings and equity transactions. For 2024, cash of $1.2 billion was used in financing activities primarily due to a net decrease in bank term funding, decreases in deposits and cash dividends paid. For 2023, cash of $813.4 million was used in financing activities primarily due to decreases in deposits, decreases in short-term FHLB borrowings and cash dividends paid, partially offset by a net increase in bank term funding. For 2022, cash of $1.2 billion was used in financing activities primarily due to a net decreases in deposits and cash dividends paid, partially offset by a net increase in short-term FHLB borrowings.
Capital Resources and Dividends
The capital rules applicable to United States based bank holding companies and federally insured depository institutions (“Capital Rules”) require Mechanics to meet specific capital adequacy requirements that, for the most part, involve quantitative measures, primarily in terms of the ratios of their capital to their assets, liabilities, and certain off-balance sheet items, calculated under regulatory accounting practices. In addition, prompt corrective action regulations place a federally insured depository institution, such as Mechanics, into one of five capital categories on the basis of its capital ratios: (i) well capitalized; (ii) adequately capitalized; (iii) undercapitalized; (iv) significantly undercapitalized; or (v) critically undercapitalized. A depository institution’s primary federal regulatory agency may determine that, based on certain qualitative assessments, the depository institution should be assigned to a lower capital category than the one indicated by its capital ratios. At each successive lower capital category, a depository institution is subject to greater operating restrictions and increased regulatory supervision by its federal bank regulatory agency.
The following tables present the regulatory capital amounts and ratios (inclusive of capital 2.5% conservation buffer) for Mechanics as of the dates indicated:

	December 31, 2024
	Actual		For Minimum Capital Adequacy Purposes		To Be Categorized As “Well Capitalized”
(in thousands)	Amount	Ratio	Amount	Ratio	Amount	Ratio
Tier 1 leverage capital (to average assets)	$1,509,029	9.66%	$659,887	4.0%	$824,859	5.0%
Common equity tier 1 capital (to risk-weighted assets)	1,509,029	16.14%	654,297	7.0%	607,562	6.5%
Tier 1 risk-based capital (to risk-weighted assets)	1,509,029	16.14%	794,504	8.5%	747,769	8.0%
Total risk-based capital (to risk-weighted assets)	1,601,953	17.14%	981,446	10.5%	934,711	10.0%

	December 31, 2023
	Actual		For Minimum Capital Adequacy Purposes		To Be Categorized As “Well Capitalized”
(in thousands)	Amount	Ratio	Amount	Ratio	Amount	Ratio
Tier 1 leverage capital (to average assets)	$1,578,208	9.32%	$712,766	4.0%	$890,958	5.0%
Common equity tier 1 capital (to risk-weighted assets)	1,578,208	14.83%	744,955	7.0%	691,744	6.5%
Tier 1 risk-based capital (to risk-weighted assets)	1,578,208	14.83%	904,588	8.5%	851,377	8.0%
Total risk-based capital (to risk-weighted assets)	1,721,284	16.17%	1,117,432	10.5%	1,064,221	10.0%

At each of the dates set forth in the above table, Mechanics exceeded the minimum required capital ratios applicable to it and Mechanics’ capital ratios exceeded the minimums necessary to qualify as a well-capitalized depository institution under the prompt corrective action regulations. In addition to the minimum capital ratios, Mechanics is required to maintain a capital conservation buffer consisting of additional Common Equity Tier 1 Capital which is at least 2.5% above the required minimum levels in order to avoid limitations on paying dividends, engaging in share repurchases, and paying discretionary bonuses. Mechanics maintained capital ratios necessary to satisfy the capital conservation buffer requirements as of the dates indicated. At December 31, 2024, the capital conservation buffer for Mechanics was 9.14%.
The Federal Deposit Insurance Corporation and the State of California Department of Financial Protection and Innovation regulate Mechanics. California banking laws limit each cash dividends to the lesser of retained earnings or net income for the last three years, net of any distributions made to shareholders during such period. At December 31, 2024, retained earnings was $240 million, net income for the last three years was $447 million, and distribution made to shareholders during the last three years was $436 million, leaving a dividend distribution limit of $11 million. Mechanics paid cash dividends in 2024 of $1,648 per share. The amount and declaration of future cash dividends are subject to approval by the Mechanics Board and certain statutory requirements and regulatory restrictions.
We had no material commitments for capital expenditures as of December 31, 2024.
Summary Financial Data for the Fiscal Quarters Ended March 31, 2025, December 31, 2024 and March 31, 2024

	Quarter Ended
(in thousands, except shares, per share and FTE data)	March 31, 2025	December 31, 2024	March 31, 2024
Select Income Statement data:
Net interest income	$128,454	$128,400	$121,777
Reversal of provision for credit losses on loans and leases	(3,752)	(4,243)	(596)
Noninterest income (loss)	14,981	18,535	(191,033)
Noninterest expense	85,638	84,449	88,232
Net income (loss):
Before income tax expense	61,455	67,194	(157,397)
Total	43,791	51,663	(113,293)
Net income (loss) per share:
Basic	$681.79	$804.34	$(1,764.00)
Diluted	$681.59	$804.12	$(1,764.00)
Select Performance Ratios:
Return on average equity	7.61%	8.95%	(20.34)%
Return on average tangible equity(1)	12.76%	15.09%	(33.03)%
Return on average assets	1.08%	1.25%	(2.65)%
Efficiency ratio(1)	59.70%	57.47%	(127.40)%
Net interest margin	3.45%	3.38%	3.09%

	As of
	March 31, 2025	December 31, 2024
Selected Balance Sheet Data:
Loans held for sale (LHFS)	$219	$543
Loans held for investment (LHFI)	9,416,024	9,643,497
Allowance for Credit Losses	(75,515)	(88,558)
Investment securities	5,003,236	4,505,745
Total assets	16,540,317	16,490,112
Total deposits	13,986,226	13,941,804
Total shareholders’ equity	$2,374,090	$2,301,868
Other data:
Book value per share	$36,962	$35,838
Tangible book value per share(1)	$23,273	$22,105
Common equity ratio	14.35%	13.96%
Tangible common equity ratio(1)	9.54%	9.10%
Shares outstanding at period end	64,230	64,230
Loans to deposits ratio	67.32%	69.17%
Full time equivalent employees	1,426	1,439
Credit quality:
Nonaccrual loans	$9,905	$10,693
ACL to total loans	0.80%	0.92%
ACL to nonaccrual loans	762.38%	828.22%
Nonaccrual loans to total loans	0.11%	0.11%
Regulatory Capital Ratios:
Tier 1 leverage ratio	9.91%	9.66%
Common equity Tier 1 capital	16.89%	16.14%
Tier 1 risk-based capital	16.89%	16.14%
Total risk-based capital	17.77%	17.14%

(1)
Return on average tangible equity, efficiency ratio, tangible book value per share, and tangible common equity ratio are non-GAAP financial measures. For a reconciliation of these measures to the comparable GAAP financial measure or the computation of the measure, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations-Non-GAAP Financial Measures and Reconciliations”.

Management’s Overview of Financial Performance – First Quarter of 2025, Fourth Quarter of 2024 and First Quarter of 2024
Results of Operations
General: Our net income and income before income taxes were $43.8 million and $61.5 million, respectively, in the first quarter of 2025, as compared to $51.7 million and $67.2 million in the fourth quarter of 2024, respectively, and a net loss before income taxes of $113.3 million and $157.4 million in the first quarter of 2024, respectively. The $5.7 million decrease in income before taxes compared to the fourth quarter of 2024 was primarily due to lower noninterest income and an increase in noninterest expense. The $218.9 million increase in income before taxes compared to the first quarter of 2024 was primarily due to higher net interest income, higher recovery of provision for credit losses, an increase in noninterest income and lower noninterest expense. The increase in noninterest income was primarily due to a loss on securities sales of $207.2 million in the first quarter of 2024 as a result of a balance sheet restructure.
Income Taxes: Our effective tax rate during the first quarter of 2025 was 28.7% as compared to 23.1% in the fourth quarter of 2024 and 28.0% in the first quarter of 2024 and our federal statutory rate was 21.0%. Our effective tax rate was higher than the statutory federal rate in the first quarter of 2025 compared to the fourth quarter of 2024 as a result of state income taxes, partially offset by the benefits of tax-advantaged investments. Our effective tax rate was higher than the statutory federal rate in the first quarter of 2025 compared to the first quarter of 2024 as a result of state income taxes.

Net Interest Income: The following tables set forth, for the periods indicated, information regarding (i) the total dollar amount of interest income from interest-earning assets and the resultant average yields on those assets; (ii) the total dollar amount of interest expense and the average rate of interest on our interest-bearing liabilities; (iii) net interest income; (iv) net interest rate spread; and (v) net interest margin:

	Quarter Ended
	March 31, 2025			December 31, 2024			March 31, 2024
(in thousands)	Average Balance	Interest	Average Yield/Cost	Average Balance	Interest	Average Yield/Cost	Average Balance	Interest	Average Yield/Cost
Assets:
Interest-earning assets:
Cash and cash equivalents	$734,534	$7,187	3.97%	$935,774	$10,347	4.40%	$1,251,177	$16,025	5.15%
Loans(1)	9,491,710	117,792	5.03%	9,777,388	124,504	5.07%	10,615,240	136,334	5.17%
Investment securities	4,781,791	47,585	4.04%	4,319,572	40,573	3.74%	3,854,840	19,569	2.04%
FHLB Stock & other investments	101,230	1,021	4.09%	98,779	1,427	5.75%	104,169	1,013	3.91%
Total interest-earning assets	15,109,265	173,585	4.66%	15,131,513	176,851	4.65%	15,825,426	172,941	4.40%
Noninterest-earning assets	1,300,110			1,300,345			1,346,826
Total assets	$16,409,375			$16,431,858			$17,172,252
Liabilities and shareholders’ equity:
Interest-bearing liabilities:
Interest-bearing deposits:
Demand deposits	$1,403,053	$1,299	0.38%	$1,389,096	$1,575	0.45%	$1,552,667	$2,459	0.64%
Money market and savings	6,051,918	38,140	2.56%	6,012,678	39,718	2.63%	5,583,889	33,083	2.38%
Certificates of deposit	939,273	5,692	2.46%	1,021,815	7,106	2.77%	999,347	6,363	2.56%
Total	8,394,244	45,131	2.18%	8,423,589	48,399	2.29%	8,135,903	41,905	2.07%
Borrowings:
Borrowings	—	—	—%	—	—	—%	750,000	8,921	4.78%
Long-term debt	—	—	—%	3,545	52	5.88%	24,970	338	5.45%
Total interest-bearing liabilities	8,394,244	45,131	2.18%	8,427,134	48,451	2.29%	8,910,873	51,164	2.31%
Noninterest-bearing liabilities:
Demand deposits	5,442,140			5,503,664			5,821,360
Other liabilities	238,223			203,884			199,286
Total liabilities	14,074,607			14,134,682			14,931,519
Shareholders’ equity	2,334,768			2,297,176			2,240,733
Total liabilities and shareholders’ equity	$16,409,375			$16,431,858			$17,172,252
Net interest income		$128,454			$128,400			$121,777
Net interest rate spread			2.48%			2.36%			2.09%
Net interest margin			3.45%			3.38%			3.09%

(1)	Includes loans held for sale.
Net interest income in the first quarter of 2025 increased by $54 thousand as compared to the fourth quarter of 2024 as our net interest margin remained relatively stable. Our net interest margin increased from 3.38% in the fourth quarter of 2024 to 3.45% in the first quarter of 2025 due to a 1 basis point increase in the yield on interest earning assets and an 11 basis point decrease in the rates paid on interest-bearing liabilities. Yields on interest-earning assets increased due to higher yields on investment securities as a result of a securities restructure that occurred in early 2024. The decrease in the rates paid on our interest-bearing liabilities was primarily due to lower market rates on deposits, as well as lower borrowing costs. Net interest income in the first quarter of 2025 increased by $6.7 million as compared to the first quarter of 2024 due primarily to an increase in our net interest margin. Our net interest margin increased from 3.09% in the first quarter of 2024 to 3.45% in the first quarter of 2025 due to a 26 basis point increase in the yield on interest earning assets and a 13 basis point decrease in the rates paid on interest-bearing liabilities. Yields on interest-earning assets increased as yields on investment securities increased due to a securities restructure that occurred in early 2024. The decrease in the rates paid on our interest-bearing liabilities was primarily due to no borrowings during the first quarter of 2025, partially offset by higher deposit rates paid due to higher market rates on deposits.
Provision for Credit Losses on Loans and Leases: There was a $3.8 million reversal of provision for credit losses on loans and leases recognized during the first quarter of 2025 as compared to a $4.2 million reversal of provision in the fourth quarter of 2024 and a $0.6 million reversal of provision in the first quarter of 2024. The reversal of provision was primarily driven by runoff of the auto loan portfolio. In addition to auto loan portfolio runoff, improvements in management’s expectations for credit performance in the auto segment contributed to the reduction in provision. Specifically, actual losses outperformed modeled projections, prompting management to apply a more favorable weighting of loss estimates for the auto portfolio in the fourth quarter of 2024. In the first quarter of 2025, the Moody’s forecast for used car prices improved, which contributed to a further reduction in expected losses. In the first quarter of 2024, while provision reversals related to the declining auto loan balances were recognized, they were partially offset by incremental reserves established on CRE loans to reflect heightened uncertainty and downside risk in the investor CRE portfolio, particularly within the office and retail sectors.
Noninterest income (loss) consisted of the following:

	Quarter Ended
(in thousands)	March 31, 2025	December 31, 2024	March 31, 2024
Noninterest income (loss)

Service charges on deposit accounts	$5,494	$5,795	$5,948
Trust fees and commissions	3,119	3,478	2,574
ATM network fee income	2,888	3,074	2,914
Loan servicing income	177	182	337
Net loss on sale of investment securities	—	—	(207,203)
Income from bank-owned life insurance	527	456	623
Other	2,776	5,550	3,774
Total noninterest income (loss)	$14,981	$18,535	$(191,033)

Noninterest income in the first quarter of 2025 decreased $3.6 million from the fourth quarter of 2024 primarily due to a decrease in other noninterest income as the fourth quarter included a $2.8 million gain as a result of a pension risk transfer that transferred Mechanics’ pension liabilities to a third party. Noninterest income in the first quarter of 2025 increased $206.0 million from the first quarter of 2024 primarily due to losses on the sales of investment securities in the first quarter of 2024.
Noninterest expense consisted of the following:

	Quarter Ended
(in thousands)	March 31, 2025	December 31, 2024	March 31, 2024
Noninterest expense

Salaries and employee benefits	$48,851	$43,456	$51,522
Occupancy	7,972	8,200	8,121
Equipment	5,869	5,771	5,942
Professional services	5,266	5,975	4,475
FDIC assessments and regulatory fees	2,213	5,946	2,873
Amortization of intangible assets	2,738	2,743	3,760
Data processing	1,350	2,167	2,208

	Quarter Ended
(in thousands)	March 31, 2025	December 31, 2024	March 31, 2024
Loan related	1,577	1,559	2,003
Marketing and advertising	584	666	734
Other real estate owned related	2,684	617	304
Other	6,534	7,349	6,290
Total noninterest expense	$85,638	$84,449	$88,232

Noninterest expense increased $1.2 million in the first quarter of 2025 as compared to the fourth quarter of 2024 primarily due to increases in salaries and employee benefits expense and other real estate-owned related expense, partially offset by a decrease in FDIC assessments and regulatory fees. Salaries and employee benefits expense in the first quarter of 2025 was higher as incentive compensation costs and employee health insurance costs were lower in the fourth quarter of 2024. Other real estate owned related expense increased due to a write-down of other real estate owned of $2.2 million in the first quarter of 2025, which also contributed to the increase in noninterest expense compared to the fourth quarter of 2024. FDIC assessments and regulatory fees in the first quarter of 2025 were lower since the fourth quarter of 2024 included accruals related to FDIC special assessments. Noninterest expense declined $2.6 million in the first quarter of 2025 as compared to the first quarter of 2024 due to a decrease in salaries and employee benefits expense as a result of a 3.5% decrease in FTEs, as well as a decrease in amortization of intangible assets, partially offset by an increase in other real estate-owned related expense related to the write-down of other real estate owned in the first quarter of 2025.
Financial Condition - March 31, 2025 Compared to December 31, 2024
In the first quarter of 2025, total assets increased $50.2 million primarily due to a $521.1 million increase in available-for-sale investment securities due to purchases, partially offset by a $227.5 million decrease in loans held for investment due to loan repayments and a $201.4 million decrease in cash and cash equivalents from investment purchases, net of loan repayments. In the first quarter of 2025, total liabilities decreased $22.0 million due to a $69.3 million decrease in interest payable and other liabilities, a $120.1 million decrease in noninterest bearing deposits, partially offset by a $164.5 million increase in interest-bearing deposits, primarily from increases in money market accounts.
Investment Securities
Investment securities AFS and HTM are as follows:

	March 31, 2025			December 31, 2024
(in thousands)	Amortized Cost	Fair Value	% Portfolio at Fair Value	Amortized Cost	Fair Value	% Portfolio at Fair Value
AFS Investment securities:
Mortgage-backed securities:
Residential	$3,045,388	$3,031,579	63.2%	$2,694,745	$2,643,688	62.0%
Commercial	257,682	242,723	5.1%	259,793	240,862	5.7%
Collateralized loan obligations:	188,500	187,396	3.9%	50,000	50,000	1.2%
Obligations of states and political subdivisions	91,562	90,369	1.9%	91,799	91,299	2.1%
Corporate bonds	39,000	34,255	0.7%	43,968	39,402	0.9%
Total AFS Investment securities	3,622,132	3,586,322	74.8%	3,140,305	3,065,251	71.9%
HTM Investment securities:
Mortgage-backed securities:
Residential	1,091,722	923,098	19.3%	1,115,389	918,440	21.6%
Commercial	310,935	269,925	5.6%	310,912	262,888	6.2%
Obligations of states and political subdivisions	14,257	14,642	0.3%	14,193	14,672	0.3%
Total HTM Investment securities	1,416,914	1,207,665	25.2%	1,440,494	1,196,000	28.1%
Total investment securities	$5,039,046	$4,793,987	100.0%	$4,580,799	$4,261,251	100.0%

The following table shows the contractual maturity of the Investment Securities Portfolio:

	March 31, 2025
	One Year Or Less		More than One to Five Years		More than Five Years to Ten Years		More than Ten Years		Total
(in thousands)	Amount	Weighted Average Yield(1)	Amount	Weighted Average Yield(1)	Amount	Weighted Average Yield(1)	Amount	Weighted Average Yield(1)	Amount	Weighted Average Yield(1)
AFS Investment securities:
Mortgage-backed securities:
Residential	$428	1.86%	$18,892	2.01%	$24,664	1.90%	$2,987,595	5.29%	$3,031,579	5.24%
Commercial	—	—%	108,399	3.20%	130,984	3.37%	3,340	2.41%	242,723	3.28%
Collateralized loan obligations	—	—%	—	—%	—	—%	187,396	5.67%	187,396	5.67%
Obligations of states and political subdivisions	3,081	3.45%	742	2.53%	18,837	1.91%	67,709	3.61%	90,369	3.23%
Corporate bonds	5,000	3.23%	—	—%	29,255	3.15%	—	—%	34,255	3.16%
Total AFS Investment securities	8,509	3.24%	128,033	3.03%	203,740	3.06%	3,246,040	5.19%	3,586,322	5.05%
HTM Investment securities:
Mortgage-backed securities:
Residential	—	—%	—	—%	64	2.36%	1,091,658	1.77%	1,091,722	1.77%
Commercial	—	—%	39,709	1.72%	271,226	1.80%	—	—%	310,935	1.79%
Obligations of states and political subdivisions	3,000	—%	3,414	4.26%	3,570	4.08%	4,273	6.53%	14,257	4.00%
Total HTM Investment securities	3,000	—%	43,123	0.60%	274,860	2.26%	1,095,931	1.79%	1,416,914	1.80%
Total investment securities	$11,509	2.40%	$171,156	2.76%	$478,600	2.35%	$4,341,971	4.40%	$5,003,236	4.13%

(1)	Weighted-average yields are calculated based on the contractual coupon, including amortization of premiums and accretion of discounts, weighted by amortized cost.
Loans
The following table details the composition of our LHFI portfolio by dollar amount:

(in thousands)	March 31, 2025	December 31, 2024
Commercial & Industrial	$352,267	$410,040
Commercial Real Estate
Construction & Land Development	119,089	104,430
Other	4,792,775	4,812,278
Residential Real Estate	2,336,268	2,280,963
Auto	1,363,084	1,596,935

(in thousands)	March 31, 2025	December 31, 2024
Installment
Revolving Plans	2,936	2,920
Other	449,605	435,931
Total LHFI	9,416,024	9,643,497
ACL	(75,515)	(88,558)
Total LHFI less ACL	$9,340,509	$9,554,939

The following table shows the contractual maturity of our loan portfolio by loan type:

	March 31, 2025					Loans due after one year by rate characteristic
(in thousands)	Within one year	Due after one year through five years	Due after five through fifteen years	Due after fifteen years	Total	Fixed- rate	Adjustable- rate
Commercial & Industrial	$92,735	$163,116	$80,427	$15,989	$352,267	$219,918	$39,614
Commercial Real Estate
Construction & Land Development	69,297	38,794	10,970	28	119,089	13,780	36,012
Other	349,662	1,138,321	2,816,237	488,555	4,792,775	1,395,203	3,047,910
Residential Real Estate	6,451	22,914	181,105	2,125,798	2,336,268	1,763,761	566,056
Auto	51,231	1,311,810	43	—	1,363,084	1,311,853	—
Installment
Revolving Plans	350	1,348	45	1,193	2,936	1,238	1,348
Other	394,104	13,076	28,395	14,030	449,605	55,501	—
Total LHFI	$963,830	$2,689,379	$3,117,222	$2,645,593	$9,416,024	$4,761,254	$3,690,940

The following table shows the activity in loan balances:
Loan Roll-forward

	Quarter Ended
(in thousands)	March 31, 2025	March 31, 2024
Loans - beginning of period	$9,643,497	$10,777,756
Originations and advances	318,376	265,121
Purchases	48,231	28,563
Transfers to loans held for sale	—	—
Loans sold	—	—
Payoffs, paydowns and other	(581,863)	(600,325)
Charge-offs	(12,217)	(17,507)
Transfers to other real estate owned	—	(2,282)
Loans - end of period	$9,416,024	$10,451,326

The following table shows loan originations and advances:
Loan Originations and Advances

	Quarter Ended
(in thousands)	March 31, 2025	March 31, 2024
Commercial & Industrial	$76,208	$119,266
Commercial Real Estate
Construction & Land Development	25,687	16,933
Other	74,084	81,415

	Quarter Ended
(in thousands)	March 31, 2025	March 31, 2024
Residential Real Estate	94,860	20,615
Auto	—	—
Installment
Revolving Plans	1,112	1,418
Other	46,425	25,474
Total	$318,376	$265,121

Deposits
Deposit balances and weighted average rates were as follows for the periods indicated:

	March 31, 2025		December 31, 2024
(in thousands)	Amount	Weighted Average Rate	Amount	Weighted Average Rate
Deposits by product:
Noninterest-bearing demand deposits	$5,495,994	—%	$5,616,116	—%
Interest-bearing:
Interest-bearing demand deposits	1,384,081	0.35%	1,435,266	0.43%
Savings	1,201,988	0.02%	1,216,900	0.02%
Money market	4,973,828	3.21%	4,703,643	3.15%
Certificates of deposit	930,335	2.30%	969,879	2.55%
Total interest-bearing deposits	8,490,232	2.23%	8,325,688	2.15%
Total deposits	$13,986,226	1.33%	$13,941,804	1.29%
Uninsured deposits	$6,218,735		$6,153,395

The following table presents the schedule of maturities of certificates of deposit as of March 31, 2025:

(in thousands)	Three Months or Less	Over Three Months through Six Months	Over Six Months through Twelve Months	Over Twelve Months	Total
Time deposits of $250,000 or less	$215,103	$136,781	$141,370	$41,593	$534,847
Time deposits of $250,000 or more	166,300	116,462	108,309	4,417	395,488
Total	$381,403	$253,243	$249,679	$46,010	$930,335

Credit Risk Management: Delinquent Loans, Nonperforming Assets and Provision for Credit Losses
As of March 31, 2025 and December 31, 2024, our ratio of nonaccrual loans to total loans was 0.11%, and our ratio of past due and accruing and nonaccrual loans to total loans was 1.15% and 1.04%, respectively. As of March 31, 2025 and December 31, 2024, our ratio of ACL to nonaccrual loans was 762.38% and 828.22%, respectively. The $0.8 million decrease in nonaccrual loans in the first quarter of 2025 was primarily related to decreases in auto and single family residential nonaccrual loans during the first quarter of 2025.

Delinquent, nonaccrual and current loans by loan type consisted of the following:

	March 31, 2025
	Past Due and Still Accruing
(in thousands)	30-59 days	60-89 days	90 days or more	Nonaccrual	Total past due and nonaccrual	Current	Total loans
Commercial & Industrial	$2,387	$402	$211	$1,134	$4,134	$348,133	$352,267
Commercial Real Estate
Construction & Land Development	38	—	—	426	464	118,625	119,089
Other	26,155	2,035	—	1,178	29,368	4,763,407	4,792,775
Residential Real Estate	9,737	337	—	2,297	12,371	2,323,897	2,336,268
Auto	39,788	5,714	—	4,837	50,339	1,312,745	1,363,084
Installment
Revolving Plans	3	—	—	33	36	2,900	2,936
Other	11,094	196	—	—	11,290	438,315	449,605
Total loans	$89,202	$8,684	$211	$9,905	$108,002	$9,308,022	$9,416,024
%	0.95%	0.09%	0.00%	0.11%	1.15%	98.85%	100.00%

	December 31, 2024
	Past Due and Still Accruing
(in thousands)	30-59 days	60-89 days	90 days or more	Nonaccrual	Total past due and nonaccrual	Current	Total loans
Commercial & Industrial	$1,920	$72	$211	$1,145	$3,348	$406,692	$410,040
Commercial Real Estate
Construction & Land Development	5,400	—	—	441	5,841	98,589	104,430
Other	3,458	—	—	—	3,458	4,808,820	4,812,278
Residential Real Estate	13,020	406	—	2,854	16,280	2,264,683	2,280,963
Auto	53,073	11,781	—	6,252	71,106	1,525,829	1,596,935
Installment
Revolving Plans	2	1	—	1	4	2,916	2,920
Other	359	213	—	—	572	435,359	435,931
Total loans	$77,232	$12,473	$211	$10,693	$100,609	$9,542,888	$9,643,497
%	0.80%	0.13%	0.00%	0.11%	1.04%	98.96%	100.00%

Management considers the current level of the allowance for credit losses on loans and leases to be appropriate to cover estimated lifetime losses within our LHFI portfolio. The following table presents the amount of allowance for credit losses on loans and leases by product type, as well as the percentage of each respective portfolio’s loan balance to total loans:

	March 31, 2025		December 31, 2024
(in thousands)	Balance	Loan balance % to total loans	Balance	Loan balance % to total loans
Commercial & Industrial	$4,297	3.7%	$4,869	4.2%
Commercial Real Estate	34,995	52.2%	35,097	51.0%
Residential Real Estate	4,763	24.8%	4,656	23.6%
Auto	28,935	14.5%	41,282	16.6%
Installment	2,525	4.8%	2,654	4.6%
Total ACL	$75,515	100.0%	$88,558	100.0%

The decline in ACL during the reporting period primarily reflects the runoff of our auto loan portfolio, which we exited in the first quarter of 2023.
The following table presents net charge-offs for our loan portfolio for the dates indicated:

	Quarter Ended March 31,
	2025			2024
(in thousands)	Net loan charge-offs (recoveries)	Average balance	%	Net loan charge-offs (recoveries)	Average balance	%
Commercial & Industrial	$114	$375,603	0.03%	$(882)	$542,373	(0.16)%
Commercial Real Estate	—	4,893,279	0.00%	—	5,034,106	0.00%
Residential Real Estate	—	2,302,223	0.00%	10	2,181,222	0.00%
Auto	8,718	1,479,713	0.59%	12,336	2,555,910	0.48%
Installment	459	440,223	0.10%	890	301,398	0.30%
Total	$9,291	$9,491,041	0.10%	$12,354	$10,615,009	0.12%

Liquidity and Sources of Funds
Liquidity risk management is primarily intended to ensure we are able to maintain sources of cash to adequately fund operations and meet our obligations, including demands from depositors, draws on lines of credit and paying any creditors, on a timely and cost-effective basis, in various market conditions. Our liquidity profile is influenced by changes in market conditions, the composition of the balance sheet and risk tolerance levels. Mechanics has established liquidity guidelines and operating plans that detail the sources and uses of cash and liquidity.
Mechanics’ primary sources of liquidity include deposits, loan repayments and investment securities payments, both principal and interest, borrowings, and proceeds from the sale of loans and investment securities. Borrowings may include advances from the FHLB, borrowings from the Federal Reserve, federal funds purchased and borrowing from other financial institutions. While scheduled principal repayments on loans and investment securities are a relatively predictable source of funds, deposit inflows and outflows and prepayments of loans and investment securities are greatly influenced by interest rates, economic conditions and competition.
Mechanics’ contractual cash flow obligations include the maturity of certificates of deposit, short-term and long-term borrowings, interest on certificates of deposit and borrowings, operating leases and fees for information technology related services and professional services. Obligations for certificates of deposit are typically satisfied through excess cash reserve balances, the renewal of these instruments or the generation of new deposits. Interest payments and obligations related to leases and services are typically met by cash generated from our operations.
At March 31, 2025, Mechanics had available borrowing capacity of $3.8 billion from the FHLB, $4.3 billion from the Federal Reserve Bank of San Francisco and $4.5 billion under borrowing lines established with other financial institutions. We believe that our current unrestricted cash and cash equivalents, cash flows from operations and borrowing capacity will be sufficient to meet our liquidity needs for at least the next 12 months. We are currently not aware of any other trends or demands, commitments, events or uncertainties that will result in or that are reasonably likely to result in our liquidity increasing or decreasing in any material way that will impact our liquidity needs during or beyond the next 12 months.
Cash Flows
For the quarter ended March 31, 2025, cash and cash equivalents decreased by $201.4 million compared to an increase of $218.3 million during the quarter ended March 31, 2024. As a banking institution, Mechanics has extensive access to liquidity. As excess liquidity can reduce Mechanics’ earnings and returns, Mechanics manages its cash positions to minimize the level of excess liquidity and does not attempt to maximize the level of cash and cash equivalents. The following discussion highlights the major activities and transactions that affected our cash flows during these periods.
Cash flows from operating activities
Mechanics’ operating assets and liabilities are used to support our lending activities, including the origination and sale of mortgage loans. For the quarter ended March 31, 2025, net cash of $1.4 million was used in operating activities from ongoing bank operations. For the quarter ended March 31, 2024, net cash of $61.3 million was provided by operating activities primarily due to ongoing bank operations, excluding the impact of the $207.2 million loss on sale of securities.

Cash flows from investing activities
Mechanics’ investing activities are primarily related to investment securities and LHFI. For the quarter ended March 31, 2025, net cash of $244.4 million was used in investing activities primarily from AFS investment security purchases, partially offset by net loan originations and principal collections. For the quarter ended March 31, 2024, net cash of $357.2 million was provided by investing activities primarily from the sale of AFS investment securities and net loan originations and principal collections, partially offset by AFS investment security purchases.
Cash flows from financing activities
Mechanics’ financing activities are primarily related to deposits, net proceeds from borrowings and equity transactions. For the quarter ended March 31, 2025, net cash of $44.4 million was provided by financing activities, due to an increase in deposits. For the quarter ended March 31, 2024, net cash of $200.1 million was used in financing activities, primarily due to a decrease in deposits and cash dividends paid.
Capital Resources and Dividends
The Capital Rules require Mechanics to meet specific capital adequacy requirements that, for the most part, involve quantitative measures, primarily in terms of the ratios of their capital to their assets, liabilities, and certain off-balance sheet items, calculated under regulatory accounting practices. In addition, prompt corrective action regulations place a federally insured depository institution, such as Mechanics, into one of five capital categories on the basis of its capital ratios: (i) well capitalized; (ii) adequately capitalized; (iii) undercapitalized; (iv) significantly undercapitalized; or (v) critically undercapitalized. A depository institution’s primary federal regulatory agency may determine that, based on certain qualitative assessments, the depository institution should be assigned to a lower capital category than the one indicated by its capital ratios. At each successive lower capital category, a depository institution is subject to greater operating restrictions and increased regulatory supervision by its federal bank regulatory agency.
The following tables present the regulatory capital amounts and ratios (inclusive of capital 2.5% conservation buffer) for Mechanics as of the dates indicated:

	March 31, 2025
	Actual		For Minimum Capital Adequacy Purposes		To Be Categorized As “Well Capitalized”
(in thousands)	Amount	Ratio	Amount	Ratio	Amount	Ratio
Tier 1 leverage capital (to average assets)	$1,546,975	9.91%	$659,183	4.0%	$823,979	5.0%
Common equity Tier 1 capital (to risk-weighted assets)	1,546,795	16.89%	640,958	7.0%	595,176	6.5%
Tier 1 risk-based capital (to risk-weighted assets)	1,546,975	16.89%	778,307	8.5%	732,524	8.0%
Total risk-based capital (to risk-weighted assets)	1,626,950	17.77%	961,438	10.5%	915,655	10.0%

	December 31, 2024
	Actual		For Minimum Capital Adequacy Purposes		To Be Categorized As “Well Capitalized”
(in thousands)	Amount	Ratio	Amount	Ratio	Amount	Ratio
Tier 1 leverage capital (to average assets)	$1,509,029	9.66%	$659,887	4.0%	$824,859	5.0%
Common equity tier 1 capital (to risk-weighted assets)	1,509,029	16.14%	654,297	7.0%	607,562	6.5%
Tier 1 risk-based capital (to risk-weighted assets)	1,509,029	16.14%	794,504	8.5%	747,769	8.0%
Total risk-based capital (to risk-weighted assets)	1,601,953	17.14%	981,446	10.5%	934,711	10.0%

As of the dates set forth in the above table, Mechanics exceeded the minimum required capital ratios applicable to it and Mechanics’ capital ratios exceeded the minimums necessary to qualify as a well-capitalized depository institution under the prompt corrective action regulations. In addition to the minimum capital ratios, Mechanics is required to maintain a capital conservation buffer consisting of additional Common Equity Tier 1 Capital of more than 2.5% above the required minimum levels in order to avoid limitations on paying dividends, engaging in share repurchases, and paying discretionary bonuses. Mechanics maintained capital ratios necessary to satisfy the capital conservation buffer requirements as of the dates indicated. At March 31, 2025, the capital conservation buffer for Mechanics was 9.77%.
There were no cash dividends in the quarter of 2025. The amount and declaration of future cash dividends are subject to approval by the Mechanics board and certain statutory requirements and regulatory restrictions.
We had no material commitments for capital expenditures as of March 31, 2025.
Non-GAAP Financial Measures and Reconciliations
For additional discussion on the calculation of non-GAAP financial measures, see the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures” included in this proxy statement/prospectus/consent solicitation statement. The following table presents the calculations of our non-GAAP financial measures used in this proxy statement/prospectus/consent solicitation statement.

(in thousands, except shares and per share data)		Year Ended December 31,
Return on Average Equity and Return on Average Tangible Equity	Ref.	2024	2023	2022
Net income	(a)	$28,999	$201,914	$216,582
Less: intangibles amortization, net of tax(1)		9,614	12,383	14,777
Net income, excluding the impact of intangible amortization, net of tax	(b)	$38,613	$214,297	$231,359
Average equity	(c)	$2,255,266	$2,127,397	$2,240,724
Less: average goodwill and other intangible assets		888,462	903,987	923,348
Average tangible equity	(d)	$1,366,804	$1,223,410	$1,317,376
Return on average equity	(a) / (c)	1.29%	9.49%	9.67%
Return on average tangible equity (non-GAAP)	(b) / (d)	2.83%	17.52%	17.56%

		Year Ended December 31,
Efficiency Ratio		2024	2023	2022
Noninterest expense	(e)	$345,859	$358,747	$366,208
Net interest income	(f)	$519,169	$563,212	$631,234
Noninterest income	(g)	$(139,120)	$74,227	$63,733
Efficiency ratio (non-GAAP)	(e) / (f+g)	91.00%	56.28%	52.69%
			As of December 31,
Book Value per Share and Tangible Book Value per Share			2024	2023
Total shareholders’ equity	(h)		$2,301,868	$2,235,605
Less: goodwill and other intangible assets			882,049	895,515
Total tangible shareholders’ equity	(i)		$1,419,819	$1,340,090
Shares outstanding at period end	(j)		64,230	64,225

Book value per share	(h) / (j)		$35,838	$34,809
Tangible book value per share (non-GAAP)	(i) / (j)		$22,105	$20,866

			As of December 31,
Common Equity Ratio and Tangible Common Equity Ratio			2024	2023
Total shareholders’ equity	(k)		$2,301,868	$2,235,605
Less: goodwill and other intangible assets			882,049	895,515
Total tangible shareholders’ equity	(l)		$1,419,819	$1,340,090

Total assets	(m)		$16,490,112	$17,501,795
Less: goodwill and other intangible assets			882,049	895,515
Total tangible assets	(n)		$15,608,063	$16,606,280
Common equity ratio	(k) / (m)		13.96%	12.77%
Tangible common equity ratio (non-GAAP)	(l) / (n)		9.10%	8.07%

(1)	Effective tax rate of 28.5% used in computations above.

($ in thousands, except shares and per share data)		Quarter Ended
Return on Average Equity and Return on Average Tangible Equity	Ref.	March 31, 2025	December 31, 2024	March 31, 2024
Net income (loss)	(a)	$43,791	$51,663	$(113,293)
Less: intangibles amortization, net of tax(1)		1,958	1,961	2,688
Net income, excluding the impact of intangible amortization, net of tax	(b)	$45,749	$53,624	$(110,605)
Average equity	(c)	$2,334,768	$2,297,176	$2,240,733
Less: average goodwill and other intangible assets		880,812	883,522	893,954
Average tangible equity	(d)	$1,453,956	$1,413,654	$1,346,779
Return on average equity	(a) / (c)	7.61%	8.95%	(20.34)%
Return on average tangible equity (non-GAAP)	(b) / (d)	12.76%	15.09%	(33.03)%
		Quarter Ended
Efficiency Ratio		March 31, 2025	December31, 2024	March 31, 2024
Noninterest expense	(e)	$85,638	$84,449	$88,232
Net interest income	(f)	$128,454	$128,400	$121,777
Noninterest income (loss)	(g)	$14,981	$18,535	$(191,033)
Efficiency ratio (non-GAAP)	(e) / (f+g)	59.70%	57.47%	(127.40)%

			As of
Book Value per Share and Tangible Book Value per Share			March 31, 2025	December 31, 2024
Total shareholders’ equity	(h)		$2,374,090	$2,301,868
Less: goodwill and other intangible assets			879,280	882,049
Total tangible shareholders’ equity	(i)		$1,494,810	$1,419,819
Shares outstanding at period end	(j)		64,230	64,230

Book value per share	(h) / (j)		$36,962	$35,838
Tangible book value per share (non-GAAP)	(i) / (j)		$23,273	$22,105
			As of
Common Equity Ratio and Tangible Common Equity Ratio			March 31, 2025	December 31, 2024
Total shareholders’ equity	(k)		$2,374,090	$2,301,868
Less: goodwill and other intangible assets			879,280	882,049
Total tangible shareholders’ equity	(l)		$1,494,810	$1,419,819
Total assets	(m)		$16,540,317	$16,490,112
Less: goodwill and other intangible assets			879,280	882,049
Total tangible assets	(n)		$15,661,037	$15,608,063
Common equity ratio	(k) / (m)		14.35%	13.96%
Tangible common equity ratio (non-GAAP)	(l) / (n)		9.54%	9.10%

(1)	Effective tax rate of 28.5% used in computations above.

MECHANICS EXECUTIVE COMPENSATION; DIRECTORS AND EXECUTIVE OFFICERS
Certain of Mechanics’ executive officers for the year ended December 31, 2024, who will serve as executive officers of the combined company following the consummation of the merger are referred to in this section as Mechanics’ “named executive officers,” or “NEOs” as is Mechanics’ former CEO who retired in February, 2024. Mechanics’ named executive officers for fiscal year 2024 are as follows:
•	C.J. Johnson, Chief Executive Officer (“CEO”);
•	Chris Pierce, Chief Operating Officer (“COO”);
•	Tony Kallingal, Chief Banking Officer (“CBO”); and
•	John DeCero, former Chief Executive Officer (“former CEO”).
Summary Compensation Table
The following table provides summary information concerning compensation earned by Mechanics’ named executive officers for services rendered during fiscal years ended December 31, 2024 and December 31, 2023.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Non-Equity Incentive Plan Compensation (c) ($)	All Other Compensation (d) ($)	Total ($)
C.J. Johnson (e)	2024	—	—	—	—	—	—
Chief Executive Officer (f)	2023	—	—	—	—	—	—
John DeCero	2024	—	—	—	—	—	—
Chief Executive Officer (f)	2023	—	—	—	—	—	—
Chris Pierce	2024	550,000	—	253,000(a)	257,400	21,075	1,081,475
Chief Operating Officer	2023	500,000	—	175,000(b)	190,000	20,550	885,550
Tony Kallingal	2024	550,000	—	253,000(a)	224,950	22,275	1,050,225
Chief Banking Officer	2023	500,000	—	175,000(b)	190,000	21,750	886,750
(a)
Represents the aggregate grant date fair value of phantom units granted in accordance with Financial Accounting Standards Board (“FASB”) ASC 718 based upon a per-share valuation of Mechanics at December 31, 2023 of $45,580. Assumptions used in the calculations of these amounts are described in the Notes to Consolidated Financial Statements in the section entitled “Financial Statements and Supplementary Data Index to Financial Statements—Mechanics Bank”.

(b)
Represents the aggregate grant date fair value of RSUs granted in accordance with Financial Accounting Standards Board (“FASB”) ASC 718 based upon a per-share valuation of Mechanics at December 31, 2022 of $47,868. Assumptions used in the calculations of these amounts are described in the Notes to Consolidated Financial Statements in the section entitled “Financial Statements and Supplementary Data Index to Financial Statements—Mechanics Bank”.

(c)
For 2024, represents cash awards earned under Mechanics’ Annual Incentive Plan for performance during 2024, but paid in 2025. For 2023, represents cash awards earned under Mechanics’ Annual Incentive Plan for performance during 2023, but paid in 2024.

(d)	Includes amounts paid during 2024 and 2023, as applicable, for car allowance, 401(k) match and HSA contributions.
(e)
Mr. Johnson is an employee of and is compensated by GJF Management pursuant to the Bank Services Agreement between Mechanics and GJF Management, and did not receive any direct compensation from Mechanics in 2024.

(f)	Mr. Johnson was named Chief Executive Officer in February 2024.
Narrative Disclosure to Summary Compensation Table
Pursuant to that certain Bank Services Agreement, as amended, between Mechanics and GJF Management, Mechanics compensates GJF Management up to $10 million per annum for services rendered by GJF Management, and GJF Management compensates certain personnel of Ford Management II, L.P. and Ford Management III, L.P., including Mr. Johnson, for their services to Mechanics. See the section entitled “Certain Relationships And Related Party Transactions of the Combined Company” for more information on the Mechanics Bank Services Agreement.
Employment Agreements with Mechanics’ Named Executive Officers
Mechanics does not maintain any employment agreements with its NEOs. Mechanics does, however, maintain change in control agreements with its named executive officers other than Mr. Johnson. See the section entitled “Mechanics Executive Compensation; Directors and Executive Officers—Potential Payments upon Termination or Change in Control” below.

Annual Incentive Plan and Awards
The Mechanics Annual Incentive Plan provides for annual performance-based cash bonuses to key employees who are selected by the compensation committee of the Mechanics board of directors for participation in the plan. The Annual Incentive Plan is designed to reward executives whose performance during the fiscal year enabled Mechanics to achieve favorable business results and to assist Mechanics in attracting and retaining executives. A participant may receive a cash bonus under the Annual Incentive Plan based on the attainment, during each performance period, of certain individual and corporate performance objectives that are established by the compensation committee in support of Mechanics’ business strategy. These performance objectives may be based on one or more performance criteria.
The performance objectives may be applied with respect to Mechanics or any one or more of its divisions, business units or business segments and may be applied to performance relative to a market index or a group of other companies. The compensation committee may adjust the performance goals applicable to any awards to reflect any unusual or non-recurring events.
Participation in the Annual Incentive Plan does not guarantee the payment of an award. All awards payable pursuant to the Annual Incentive Plan are discretionary and subject to approval by the compensation committee. After the performance period ends, the compensation committee determines the payment amount, if any, of individual awards based on the achievement of the performance objectives. The payment of a cash bonus to a participant for a performance period is conditioned upon the participant’s active employment on the date that the final awards are paid. Mechanics may amend or terminate the Annual Incentive Plan at any time.
Based upon financial and individual performance measures and the compensation committee’s discretion, the 2024 and 2023 annual cash incentive payments were awarded as follows:
2024 Annual Incentive Plan (a)

NEO	Salary ($)	Target %	Factors			Bank	Performance Business Unit	Discretionary	2024 Payout
			Bank	Business Unit	Discretionary				Bank ($)	Business Unit ($)	Discretionary ($)	Total ($)
C.J.Johnson	—	—	—	—	—	—	—	—	—	—	—	—
John DeCero	—	—	—	—	—	—	—	—	—	—	—	—
Chris Pierce	550,000	50%	80%	—	20%	92%	—	100%	202,400	—	55,000	257,400
Tony Kallingal	550,000	50%	40%	40%	20%	92%	100%	25%	101,200	110,000	13,750	224,950
(a)
Based upon 2024 performance but paid in March 2025.
2023 Annual Incentive Plan (b)

NEO	Salary ($)	Target %	Factors			Bank	Performance Business Unit	Discretionary	2024 Payout
			Bank	Business Unit	Discretionary				Bank ($)	Business Unit ($)	Discretionary ($)	Total ($)
C.J. Johnson.	—	—	—	—	—	—	—	—	—	—	—	—
John DeCero	—	—	—	—	—	—	—	—	—	—	—	—
Chris Pierce	500,000	50%	80%	—	20%	70%	—	100%	140,000	—	50,000	190,000
Tony Kallingal	500,000	50%	40%	40%	20%	70%	70%	100%	70,000	70,000	50,000	190,000
(b)	Based upon 2023 performance but paid in March 2024.
Equity-Based Incentive Plans and Awards
The Mechanics 2017 Incentive Unit Plan (the “Mechanics 2017 Plan”) provides for the issuance of units representing a contingent right to receive an amount in cash equal to the fair market value of one common share of Mechanics (“incentive units” or “phantom units”) to eligible employees and non-employee directors of Mechanics. Awards also may also be settled in common shares in lieu of cash if, at the time of settlement, the common shares are registered pursuant to Section 12 of the Exchange Act and listed on a Securities Exchange. The Mechanics 2017 Plan also allows for the grant of annual long-term incentive awards consisting of a target number of incentive units that are settled based on the level of achievement of pre-established company and/or individual performance goals approved by the compensation committee and measured over a single calendar year performance period. Participants may defer part or all of an award in compliance with the requirements of Section 409A of the Code. In the event of certain transactions or corporate events including a “change in control” (as defined in the Mechanics 2017 Plan) the compensation committee has discretion to make certain adjustments or substitutions to outstanding awards, such as providing for the cancellation of awards for cash or other property with an aggregate value equal to the amount that could have been attained if such award had vested, the replacement of awards with other rights or property with terms not substantially less favorable in the aggregate than the terms of the award or the assumption of awards by a surviving or successor entity. Under the terms of the award agreements pursuant to the Mechanics 2017 Plan, outstanding and unvested Units will vest upon the occurrence of a change in control. Outstanding and unvested phantom units will also vest in full upon a termination due to death, disability, or retirement (as defined in the applicable award agreement). As discussed below, outstanding awards under the Mechanics 2017 Plan will be converted upon the merger into HomeStreet restricted stock units. See the section entitled “The Merger Agreement—Treatment of Mechanics Equity Awards”. No additional awards will be granted under the Mechanics 2017 Plan following the merger.
Based upon financial and individual performance measures and the Mechanics compensation committee’s discretion, phantom units were awarded under the Mechanics 2017 Plan to the named executive officers as follows for the 2024 year:
2024 Phantom Units

NEO	Salary	Target %	Target ($)	Bank Performance	Actual ($)	Grant Valuation Per Unit ($)	Units Granted	Year-End Bank Valuation Per Unit ($)	Aggregate Value of Award at Year-End Valuation ($)
C.J. Johnson	—	—	—	—	—	—	—	—	—
John DeCero	—	—	—	—	—	—	—	—	—
Chris Pierce	550,000	50%	275,000	92%	253,000	45,580	5.5507	51,382	285,206
Tony Kallingal	550,000	50%	275,000	92%	253,000	45,580	5.5507	51,382	285,206

The Mechanics Bank 2022 Omnibus Incentive Plan (the “Mechanics 2022 Plan”) provides for the issuance of stock options, stock appreciation rights, restricted stock, restricted stock units (“RSUs”) and other stock-based awards or cash awards to eligible directors, officers, employees and consultants of Mechanics. Only RSUs, held by directors and select officers, are outstanding under the Mechanics 2022 Plan. The grant date fair value of the awards is determined using an audited internal valuation. RSUs granted to officers vest over a four-year period on each anniversary of the issue date beginning with the first anniversary of the issue date. RSUs awarded to non-employee directors vest at the next annual meeting of shareholders following the grant date. RSUs have not been granted to officers since 2023. 1,918.9943 shares are currently available for issuance under the plan; however, as noted below, no new grants will be made under the plan following the Merger. In the event of certain corporate transactions, the compensation committee has discretion to make certain adjustments or substitutions, including providing for the cancellation of awards for cash or other property with an aggregate value equal to the value of such awards, the substitution of other property including cash or other securities for the shares subject to outstanding awards, or the assumption or replacement of awards. Upon a change in control (as defined in the Mechanics 2022 Plan), outstanding and unvested RSUs will immediately vest pursuant to the terms of the award agreements underlying the Mechanics 2022 Plan. Outstanding and unvested RSUs will also vest in full upon a termination due to death, disability, or retirement (as defined in the applicable award agreement). As discussed below, outstanding awards under the Mechanics 2022 Plan will be converted upon the merger into HomeStreet restricted stock units. See the section entitled “The Merger Agreement—Treatment of Mechanics Equity Awards.” No additional awards will be granted under the Mechanics 2022 Plan following the merger.
Based upon financial and individual performance measures and the Mechanics compensation committee’s discretion, RSUs were awarded under the Mechanics 2022 Plan to the named executive officers as follows for the 2023 year.

2023 RSUs

NEO	Salary	Target %	Target ($)	Bank Performance	Actual ($)	Grant Valuation Per Unit ($)	Units Granted	Year-End Bank Valuation Per Unit ($)	Aggregate Value of Award at Year-End Valuation ($)
C.J. Johnson	—	—	—	—	—	—	—	—	—
John DeCero	—	—	—	—	—	—	—	—	—
Chris Pierce	500,000	50%	250,000	70%	175,000	47,868	3.6559	45,580	166,636
Tony Kallingal	500,000	50%	250,000	70%	175,000	47,868	3.6559	45,580	166,636

Perquisites
Other than car allowances, Mechanics named executive officers generally receive only medical benefits, life insurance and long-term disability coverage, as well as matching contributions to the Company’s 401(k) program, on the same terms and conditions as generally available to all employees.
Outstanding Equity Awards at Fiscal Year End
The following table presents information pertaining to all outstanding equity awards held by the NEOs as of December 31, 2024.

Name		Stock Awards
	Number of shares or units of stock that have not vested (#)	Market value of shares or units of stock that have not vested (a) ($)	Equity incentive plan awards: Number of unearned shares, units or other rights that have not vested (#)	Equity incentive plan awards: Market or payout value of unearned shares, units or other rights that have not vested (a) ($)
C.J. Johnson	—	—	—	—
John DeCero	—	—	—	—
Chris Pierce	1.5839 (b)	81,384	1.8351 (d)	94,291
	1.828 (c)	93,926	5.5507 (e)	285,206
Tony Kallingal	1.2671 (b)	65,106	2.1857 (d)	112,306
	1.828 (c)	93,926	5.0461 (e)	259,279
(a)	Value based upon $51,382 per unit at December 31, 2024.
(b)	Represents unvested RSUs that were granted in 2022.
(c)	Represents unvested RSUs that were granted in 2023.
(d)	Represents unvested phantom units that were granted in 2021.
(e)	Represents unvested phantom units that were granted in 2024.
Additional Narrative Disclosure
401(k) Plan
Mechanics maintains a defined contribution employee retirement plan (a “401(k) plan”) for its U.S. employees, including its NEOs except for Mr. Johnson. Mechanics’ named executive officers are eligible to participate in the 401(k) plan on the same basis as other employees. The 401(k) plan is intended to qualify as a tax-qualified plan under Section 401(k) of the Code. The 401(k) plan allows participants to defer a portion of their compensation on a pre-tax or after-tax (Roth) basis, within the limits prescribed by the Code and the applicable limits under the 401(k) plan. Pursuant to the terms of the 401(k) plan, Mechanics may make discretionary matching pursuant to the terms of the plan and applicable law.
Potential Payments Upon Termination or Change in Control
Change in Control Agreements
Mechanics has entered into change in control agreements with each of Messrs. Pierce and Kallingal (the “Change in Control Agreements”). These agreements provide that in the event of a qualifying termination (described below), Mechanics will pay such executive, subject to the execution by such executive of a general release, (i) an amount determined pursuant to the table below and (ii) premiums for COBRA continuation coverage for a period of 18 months following such qualifying termination.

	Amount Payable
Equity valuation of the Company implied by terms of the applicable Change in Control transaction, as determined by the Mechanics board in good faith*	Annual Base Salary	Target Annual Bonus***
Less than 1.00x Tangible Book Value	0%	0%
l.00x to l.50x Tangible Book Value	100%	100%
l.51x to 2.00x Tangible Book Value	150%	150%
2.01x to 2.50 Tangible Book Value	200%	200%
2.51x to 3.00 Tangible Book Value	275%	275%
3.01x or greater Tangible Book Value**	400%	400%

*	Tangible Book Value is measured by the most recent call report filed with the primary regulatory prior to the announcement of the applicable Change in Control transaction.
**	Maximum amount.
***	Target Annual Bonus means the target for the annual cash bonus for the year in which the Qualifying Termination occurs or, if greater, for the year in which a Change in Control occurs.
The term of coverage of the Change in Control Agreements commenced on January 21, 2021 (the “COC Effective Date”). The initial term expired on the second anniversary of the COC Effective Date, but the term automatically renews for successive one-year periods, unless either party provides advance written notice to the other party no less than 120 days prior to any anniversary of the COC Effective Date that the term will not be further renewed, in which case the term will expire on the last day of the then-current term. Notwithstanding the foregoing, (x) no notice of non-renewal of the term may be provided by Mechanics in anticipation of a specific potential Change in Control and (y) in the event a Change in Control occurs during the term, the term will automatically be extended to the extent necessary such that the term will continue until no earlier than the second anniversary of the date of the Change in Control.  The term automatically expires upon termination of the executive’s employment.
Under the Change in Control Agreements, a “Qualifying Termination” means (i) the termination of the executive’s employment during the two-year period immediately following a “Change in Control” either by Mechanics without “Cause” or by the executive for “Good Reason” (each as defined in the Change in Control Agreements) or (ii) the termination of the executive’s employment by Mechanics during the six-month period immediately preceding a Change in Control (other than for Cause).  Accordingly, a Qualifying Termination is a “double-trigger” for payment.
The following definitions apply to the Change in Control Agreements:
“Good Reason” is defined as the occurrence of any of the following without the executive’s express written consent: (i) a significant diminution of the executive’s positions, duties, responsibilities or status with Mechanics as in effect as of immediately prior to the Change in Control, (ii) a material reduction in (A) the executive’s annual base salary as in effect as of immediately prior to the Change in Control, (B) the executive’s target annual bonus opportunity as in effect as of immediately prior to the Change in Control, or (C) the executive’s long-term incentive opportunity as in effect as of immediately prior to the Change in Control, (iii) a relocation following the Change in Control of the executive’s principal place of business to a location that is outside a 50-mile radius from the executive’s principal place of business immediately prior to the Change in Control, not including required travel on Mechanics’ business to an extent substantially consistent with the executive’s business travel obligations as of immediately prior to the Change in Control, (iv) any material breach by Mechanics of any provision of the Change in Control Agreement or (v) any failure by Mechanics to obtain the assumption of the Change in Control Agreement by any successor or assign of Mechanics, provided that Good Reason is not available until the executive provides notice and Mechanics has an opportunity to cure.
“Change in Control” is defined as (i) the acquisition by any individual, entity or group (within the meaning of Section 13(d)(3) or 14(d)(2) of the Exchange Act) (other than (x) Ford Financial or a subsidiary of Mechanics immediately prior to such acquisition, (y) any employee benefit plan (or related trust) sponsored or maintained by Mechanics or any of its subsidiaries or (z) any other person of which a majority of its voting power is beneficially owned, directly or indirectly by Mechanics immediately prior to such acquisition) of beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of more than 50%, indirectly or directly, of the voting securities in Mechanics, (ii) an amalgamation, a merger, consolidation, recapitalization or similar business combination transaction of Mechanics or one of its subsidiaries with any other entity (other than Ford Financial), following which the voting securities of Mechanics that are outstanding immediately prior to such transaction cease to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity or the ultimate parent thereof), directly or indirectly, more than 50% of the voting securities of Mechanics or ultimate parent thereof or, if Mechanics is not the surviving entity, such surviving entity or the ultimate parent thereof, or (iii) a sale, transfer or other disposition of all or substantially all of the assets of Mechanics to any person or entity other than (x) Ford Financial or a subsidiary of Mechanics immediately prior to such acquisition, (y) any employee benefit plan (or related trust) sponsored or maintained by Mechanics or any of its subsidiaries or (z) any other person of which a majority of its voting power is beneficially owned, directly or indirectly by Mechanics immediately prior to such acquisition.
The Change in Control Agreements also provide that in the event that payments to the executive become subject to the tax imposed by Section 4999 of the Code (the “Excise Tax”), then the amounts payable to the executive will be reduced (such reduction, the “Cutback”) such that such payments, in the aggregate, equal the Safe Harbor Amount (as defined in the Change in Control Agreement) if the executive would have a greater Net After-Tax Receipt (as defined in the Change in Control Agreement) of aggregate payments if such payments were so reduced. If the executive would not have a greater Net After-Tax Receipt of aggregate payments if such payments were so reduced, the executive would receive all payments to which the executive is entitled.
Payments Upon Termination or Change in Control
Set forth below are the amounts that Messrs. Johnson, DeCero, Pierce and Kallingal would have received if a change in control had occurred on December 31, 2024.

C.J. Johnson	Termination for Cause ($)	Termination due to Death or Disability ($)	Termination without Cause ($)	Change of Control ($)
Accrued Amounts	—	—	—	—
Cash Payments	—	—	—	—
Cash Severance	—	—	—	—
Restricted Stock Units	—	—	—	—
Phantom Units	—	—	—	—
Welfare Benefits	—	—	—	—
Total ($)	—	—	—	—

John DeCero	Termination for Cause ($)	Termination due to Death or Disability ($)	Termination without Cause ($)	Change of Control ($)
Accrued Amounts	—	—	—	—
Cash Payments	—	—	—	—
Cash Severance	—	—	—	—
Restricted Stock Units	—	—	—	—
Phantom Units	—	—	—	—
Welfare Benefits	—	—	—	—
Total ($)	—	—	—	—

Chris Pierce	Termination for Cause ($)	Termination due to Death or Disability ($)	Termination without Cause ($)	Change of Control ($)
Accrued Amounts	—	—	—	—
Cash Payments	—	—	—	1,614,800
Cash Severance	—	—	275,000	—
Restricted Stock Units	—	175,310	—	175,310
Phantom Units	—	379,497	—	379,497
Welfare Benefits	—	—	—	33,367
Total ($)	—	554,807	275,000	2,202,974
(a)
Assumes, based on the December 31, 2024 Mechanics valuation, a valuation of Mechanics at the change in control as 2.5x Tangible Book Value, which results in an amount payable equal to 200% of Base Salary and Actual Bonus for 2024 under the Change in Control Agreements.

(b)	Mechanics’ practice is to pay two weeks of base salary for each year of service with a maximum of 26 weeks.
(c)	Any accrued or deferred phantom units are paid in full upon departure from Mechanics. Upon a change in control, all outstanding and unvested phantom units covered by an award will immediately vest.
(d)	Represents COBRA premiums for a period of 18 months following Qualifying Termination.

Tony Kallingal	Termination for Cause ($)	Termination due to Death or Disability ($)	Termination without Cause ($)	Change of Control ($)
Accrued Amounts	—	—	—	—
Cash Payments	—	—	—	1,549,900
Cash Severance	—	—	169,231	—
Restricted Stock Units	—	159,032	—	159,032
Phantom Units	—	371,584	—	371,584
Welfare Benefits	—	—	—	44,536
Total ($)	—	530,616	169,231	2,125,052
(a)
Assumes, based on the December 31, 2024 Mechanics valuation, a valuation of Mechanics at the change in control as 2.5x Tangible Book Value, which results in an amount payable equal to 200% of Base Salary and Actual Bonus for 2024 under the Change in Control Agreements.

(b)	Mechanics’ practice is to pay two weeks of base salary for each year of service with a maximum of 26 weeks.
(c)	Any accrued or deferred phantom units are paid in full upon departure from Mechanics. Upon a change in control, all outstanding and unvested phantom units covered by an award will immediately vest.
(d)	Represents COBRA premiums for a period of 18 months following Qualifying Termination.
Director Compensation
The following table sets forth information for the year ended December 31, 2024 regarding the compensation awarded to or earned by certain of Mechanics’ non-employee directors.

Name	Fees earned or paid in cash ($)	Stock Awards ($) (c)	All Other Compensation (d) ($)	Total ($)
Carl B. Webb(a)	$—	$—	$—	$—
Patricia Cochran	$ 95,000	$ 45,580	$ 467	$ 141,047
Adrienne Crowe	$ 75,000	$ 45,580	$ 467	$ 121,047
Douglas Downer	$ 75,000	$ 45,580	$ 467	$ 121,047
E. Michael Downer	$ 85,000	$ 45,580	$ 467	$ 131,047
Gerald J. Ford(a)(b)	$—	$—	$—	$—
Kenneth D. Russell(a)	$—	$—	$—	$—
Jon R. Wilcox	$ 75,000	$ 45,580	$ 467	$ 121,047
(a)
Messrs. Webb, Ford and Russell are compensated for their services through the Bank Services Agreement, as amended, between Mechanics and GJF Management. Accordingly, they are not paid separate fees by Mechanics for their service on the Mechanics board. They are, however, reimbursed by Mechanics for expenses incurred by them to attend meetings of the Mechanics board.

(b)	Mr. Ford did not stand for re-election at the 2025 Annual Meeting of Shareholders of Mechanics on May 21, 2025. He currently serves as director emeritus.
(c)
Represents the aggregate grant date fair value of stock awards granted in accordance with FASB ASC 718. Assumptions used in the calculations of these amounts are described in the Notes to Consolidated Financial Statements in the section entitled “Financial Statements and Supplementary Data Index to Financial Statements—Mechanics Bank”. As of December 31, 2024, the aggregate number of stock awards outstanding for each Mechanics director was one share.

(d)	Represents dividends accrued on unvested restricted stock units, which amount will be paid on July 1, 2025.
Each non-employee director that is unaffiliated with Ford Financial receives for their service on the board of directors of Mechanics the following: (i) a cash retainer of $75,000 per year, which is payable in equal installments quarterly, and (ii) one restricted stock unit that is granted at the time of election at the annual meeting of shareholders and vests at the next succeeding annual meeting of shareholders. Dividends paid on such restricted stock units are accrued and paid following the vesting of such units. In addition, the chairs of the audit committee and the compensation committee of the board of directors of Mechanics receive an additional annual cash retainer of $20,000 and $10,000, respectively, for serving in those positions. Such amounts also are paid in equal installments quarterly. Additionally, directors are reimbursed for costs incurred in attending meetings of the board of directors of Mechanics.

PRINCIPAL SHAREHOLDERS OF HOMESTREET
The following table and accompanying footnotes set forth certain information with respect to the beneficial ownership of HomeStreet common stock as of May 12, 2025 for:
•	each person, or group of affiliated persons, who is known by HomeStreet to beneficially own more than 5% of HomeStreet common stock;
•	each of HomeStreet named executive officers;
•	all of HomeStreet directors; and
•	all of HomeStreet executive officers and directors as a group.
Beneficial ownership prior to the completion of the merger is based on 18,920,808 shares of HomeStreet common stock.
Beneficial ownership is determined in accordance with the rules and regulations of the SEC and includes voting or investment power with respect to HomeStreet common stock. Shares of HomeStreet common stock that an individual has a right to acquire within 60 days after May 12, 2025 are considered outstanding and beneficially owned by the person holding such right for the purpose of calculating the percentage ownership of that person but not for the purpose of calculating the percentage ownership of any other person, except with respect to the percentage ownership of all directors and executive officers, if applicable. Except as otherwise noted, the persons and entities in this table have sole voting and investing power with respect to all of the shares of HomeStreet common stock beneficially owned by them, subject to community property laws, where applicable. Except as otherwise set forth below, the address of each beneficial owner is c/o HomeStreet Inc., 601 Union Street, Ste. 2000, Seattle, WA 98101.

Name and Address	Number of HomeStreet Common Stock Beneficially Owned	Percent of HomeStreet Common Stock Beneficially Owned	Total Voting Power(1)
5% Beneficial Owners:
Philadelphia Financial Management of San Francisco, LLC(2)	1,868,053	9.9%	9.9%
450 Sansome Street, Suite 1500, San Francisco, CA 94111
BlackRock, Inc.(3)	1,540,335	8.1%	8.1%
50 Hudson Yards, New York, NY 10001
Wellington Management Group LLP(4)	1,181,037	6.2%	6.2%
280 Congress Street Boston, MA 02210
Maltese Capital Management LLC(5)	978,140	5.2%	5.2%
150 East 52nd Street, Suite 23001, New York, NY 10022
The Vanguard Group(6)	976,964	5.2%	5.2%
100 Vanguard Blvd., Malvern, PA 19355

Directors and Named Executive Officers:
Mark K. Mason(7)	201,148	1.1%	1.1%
Scott M. Boggs(8)	37,376	*	*
Sandra A. Cavanaugh	20,593	*	*
Jeffrey D. Green(9)	18,492	*	*
Joanne R. Harrell	18,871	*	*
James R. Mitchell, Jr.	17,161	*	*
Nancy D. Pellegrino(10)	16,223	*	*
S. Craig Tompkins(11)	10,689	*	*
John M. Michel(12)	83,936	*	*
William D. Endresen(13)	24,340	*	*

Name and Address	Number of HomeStreet Common Stock Beneficially Owned	Percent of HomeStreet Common Stock Beneficially Owned	Total Voting Power(1)
All current executive officers and directors as a group (17 persons)(14)	727,082	3.8%	3.8%

*	Represents holdings of less than 1%.
(1)	Total voting power represents percentage voting power with respect to all issued and outstanding shares of HomeStreet common stock. HomeStreet common stock is entitled to one vote per share.
(2)
Based on a Schedule 13G/A filed with the SEC on December 30, 2024 (the “Philadelphia Financial Management 13G/A filing”) stating that (1) 1,868,053 shares are held for the accounts of Philadelphia Financial Management of San Francisco, LLC (“PFM”), Boathouse Row I, L.P. (“BRI”), Boathouse Row II, L.P. (“BRII”) and Boathouse Row Offshore, Ltd. (“BRO”), (2) PFM is the investment adviser of BRO and the general partner of BRI and BRII and therefore retains voting control and dispositive power of the shares owned by each and (3) Jordan Hymowitz is the Managing Member and sole owner of PFM. According to the Philadelphia Financial Management 13G/A filing, of the 1,868,053 shares beneficially owned at December 27, 2024, each of PFM, BRI, BRII, BRO, Mr. Hymowitz and the Hymowitz 1999 Trust has (a) shared voting power with respect to 1,868,053 shares, and (b) shared power to dispose of 1,868,053 shares. According to the Philadelphia Financial Management 13G/A filing, the address of each reporting person is c/o PFM, 450 Sansome Street, Suite 1500, San Francisco, CA 94111.

(3)
BlackRock, Inc. stated in its Schedule 13G/A filing with the SEC on January 25, 2024 (the “BlackRock 13G/A filing”) that, of the 1,540,335 shares beneficially owned at December 31, 2023, it has (a) sole voting power with respect to 1,507,922 shares, (b) shared voting power with respect to 0 shares, (c) sole power to dispose of 1,540,335 shares and (d) shared power to dispose of 0 shares. According to the BlackRock 13G/A filing, the address of BlackRock, Inc. is 50 Hudson Yards, New York, NY 10001.

(4)
Based on a Schedule 13G filed with the SEC on May 12, 2025 (the “Wellington Management Group 13G filing”) stating the 1,181,037 shares are held for the accounts of Wellington Management Group LLP, Wellington Group Holdings LLP, Wellington Investment Advisors Holdings LLP and Wellington Management Company LLP. According to the Wellington Management Group 13G filing, of the 1,181,037 shares beneficially owned at March 31, 2025, each of Wellington Management Group LLP, Wellington Group Holdings LLP, Wellington Investment Advisors Holdings LLP and Wellington Management Company LLP has (a) shared voting power with respect to 1,18,1037 shares, and (b) shared power to dispose of 1,181,037 shares. According to the Wellington Management Group 13G filing, the address of each reporting person is c/o Wellington Management Company LLP, 280 Congress Street, Boston MA 02210.

(5)
Maltese Capital Management LLC stated in its Schedule 13G filing with the SEC on November 14, 2024 (the “Maltese 13G filing”) that, of the 978,140 shares beneficially owned at September 30 2024, it has (a) sole voting power with respect to 0 shares, (b) shared voting power with respect to 978,140 shares, (c) sole power to dispose of 0 shares and (d) shared power to dispose of 978,140 shares. According to the Maltese 13G filing, the address of Maltese Capital Management LLC is 150 East 52nd Street, Suite 23001, New York, NY 10022.

(6)
The Vanguard Group stated in its Schedule 13G/A filing with the SEC on February 13, 2024 (the “Vanguard 13G/A filing”) that, of the 976,964 shares beneficially owned at December 29, 2023, it has (a) sole voting power with respect to 0 shares, (b) shared voting power with respect to 44,663 shares, (c) sole power to dispose of 925,191 shares, and (d) shared power to dispose of 51,773 shares. According to the Vanguard 13G/A filing, the address of The Vanguard Group is 100 Vanguard Blvd., Malvern, PA 19355.

(7)	Includes 2,800 shares held by Courtney Mason, Mr. Mason’s spouse. Mr. Mason disclaims beneficial ownership of Ms. Mason’s shares except to the extent of any pecuniary interest he may have therein.
(8)	Includes 7,900 shares held jointly with Patricia Boggs, Mr. Boggs’s spouse. 6,400 shares are pledged as collateral in connection with a personal line of credit.
(9)
Includes 3,109 shares held jointly with Tracy Green, Mr. Green’s spouse. Also includes 785 shares held by Tracy Green. Mr. Green disclaims beneficial ownership with respect to such shares except to the extent of any pecuniary interest he may have therein.

(10)	Includes 1,000 shares owned jointly with spouse.
(11)	Includes 5,500 shares held indirectly in Tompkins Family Trust.
(12)
Includes 33,936 shares held by J Michel and R Michel TTEE, The Michel family Tr U/A DTD 6/14/18; Mr. Michel and his spouse, Rosetta Michel, are the co-trustees and beneficiaries of the J Michel and R. Michel Tr U/A DTD 6/14/18.

(13)
Includes 538 shares held through the HomeStreet, Inc. 401(k) Plan as of the last statement date of March 31, 2025. Participants in the HomeStreet, Inc. 401(k) Plan have the authority to direct voting of shares they hold through the HomeStreet, Inc. 401(k) Plan.

(14)
Includes shares held by our directors and named executive officers as well as our seven other executive officers. For our seven other executive officers, includes 5,575 shares were held through the HomeStreet, Inc. 401(k) Plan as of the last statement date of March 31, 2025. Participants in the HomeStreet, Inc. 401(k) Plan have the authority to direct voting of shares they hold through the HomeStreet, Inc. 401(k) Plan.

PRINCIPAL SHAREHOLDERS OF MECHANICS BANK
The following table and accompanying footnotes set forth certain information with respect to the beneficial ownership of Mechanics common stock as of July 1, 2025, for:
•	each person, or group of affiliated persons, who is known by Mechanics to beneficially own more than 5% of Mechanics common stock;
•	each of Mechanics’ named executive officers;
•	all of Mechanics’ directors as of July 1, 2025; and
•	all of Mechanics’ executive officers and directors as a group.
Beneficial ownership prior to the completion of the merger is based on 60,859 shares of Mechanics voting common stock and 3,376 shares of Mechanics non-voting common stock.
Beneficial ownership is determined in accordance with the rules and regulations of the SEC and includes voting or investment power with respect to Mechanics common stock. Shares of Mechanics common stock that an individual has a right to acquire within 60 days after July 1, 2025 are considered outstanding and beneficially owned by the person holding such right for the purpose of calculating the percentage ownership of that person but not for the purpose of calculating the percentage ownership of any other person, except with respect to the percentage ownership of all directors and executive officers, if applicable. Except as otherwise noted, the persons and entities in this table have sole voting and investing power with respect to all of the shares of Mechanics common stock beneficially owned by them, subject to community property laws, where applicable. Except as otherwise set forth below, the address of each beneficial owner is c/o Mechanics Bank, 1111 Civic Drive, Walnut Creek, CA 94596.

Name and Address	Number of Mechanics Voting Common Stock Beneficially Owned	Percent of Mechanics Voting Common Stock Beneficially Owned	Number of Mechanics Non-Voting Common Stock Beneficially Owned	Percent of Mechanics Non-Voting Common Stock Beneficially Owned	Total Voting Power(1)
5% Beneficial Owners:
EB Acquisition Company LLC(2)	24,578	40.4%	—	—	40.4%
6565 Hillcrest Avenue, 6th Floor, Dallas, TX 75205
EB Acquisition Company II LLC(3)	27,455	45.1%	—	—	45.1%
6565 Hillcrest Avenue, 6th Floor, Dallas, TX 75205
Friedmar & Co.(4)	3,881	6.4%	—	—	6.4%
1111 Civic Drive, Suite 333, Walnut Creek, CA 94596
Rabobank International Holdings B.V.	2,981	4.9%	3,376	100%	4.9%
245 Park Avenue New York, NY 10267

Directors and Named Executive Officers:
Carl B. Webb(5)	52,033	85.5%	—	—	85.5%
E. Michael Downer(6)	1,761	2.9%	—	—	2.9%
Patricia Cochran	3	*	—	—	*
Adrienne Crowe	3	*	—	—	*
Douglas Downer(7)	663	1.1%	—	—	1.1%
Kenneth D. Russell	—	—	—	—	—
Jon R. Wilcox	3	*	—	—	*
C.J. Johnson	—	—	—	—	—
Nathan Duda	1.0362	*	—	—	*
Chris Pierce	—	—	—	—	—
Tony Kallingal	—	—	—	—	—

Name and Address	Number of Mechanics Voting Common Stock Beneficially Owned	Percent of Mechanics Voting Common Stock Beneficially Owned	Number of Mechanics Non-Voting Common Stock Beneficially Owned	Percent of Mechanics Non-Voting Common Stock Beneficially Owned	Total Voting Power(1)
Scott Givans	1.0362	*	—	—	*
All current executive officers and directors as a group (13 persons)	54,468	89.5%	—	—	89.5%

*	Represents holdings of less than 1%.
(1)
Total voting power represents percentage voting power with respect to all issued and outstanding shares of Mechanics voting common stock and Mechanics non-voting common stock. The Mechanics voting common stock is entitled to one vote per share on matters submitted to the vote of holders of Mechanics common stock and the Mechanics non-voting common stock is not entitled to any vote, except as may otherwise be required by law. Mechanics voting common stock and Mechanics non-voting common stock have the same economic entitlements to dividends, distributions and upon liquidation of Mechanics (except that stock dividends or distributions on Mechanics voting common stock must be in Mechanics voting common stock and on Mechanics non-voting common stock must be in Mechanics non-voting common stock).

(2)
Represents securities directly owned by EB Acquisition Company LLC. Ford Financial Fund II, L.P. is the sole member of, and may be deemed to beneficially own certain securities owned by, EB Acquisition Company LLC. Ford Management II, L.P. is the general partner of, and may be deemed to beneficially own certain securities owned by, Ford Financial Fund II, L.P. Ford Ultimate Management II, LLC is the general partner of, and may be deemed to beneficially own certain securities owned by, Ford Management II, L.P. 2011 TCRT and Carl B. Webb are the co-managing members of, and may be deemed to beneficially own certain securities owned by, Ford Ultimate Management II, LLC. Gerald J. Ford is the grantor and trustee of, and may be deemed to beneficially own certain securities owned by, 2011 TCRT. The foregoing persons disclaim beneficial ownership of these securities, except to the extent of the pecuniary interest of such persons in such securities. The persons identified in this footnote (2) and in footnote (3) below may be deemed a member of a group with respect to these securities and the issuer of such securities for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended.

(3)
Represents securities directly owned by EB Acquisition Company II LLC. Ford Financial Fund III, L.P. is the sole member of, and may be deemed to beneficially own certain securities owned by, EB Acquisition Company II LLC. Ford Management III, L.P. is the general partner of, and may be deemed to beneficially own certain securities owned by, Ford Financial Fund III, L.P. Ford Ultimate Management II, LLC is the general partner of, and may be deemed to beneficially own certain securities owned by, Ford Management III, L.P. 2011 TCRT and Carl B. Webb are the co-managing members of, and may be deemed to beneficially own certain securities owned by, Ford Ultimate Management II, LLC. Gerald J. Ford is the grantor and trustee of, and may be deemed to beneficially own certain securities owned by, 2011 TCRT. The foregoing persons disclaim beneficial ownership of these securities, except to the extent of the pecuniary interest of such persons in such securities. The persons identified in this footnote (3) and in footnote (2) above may be deemed a member of a group with respect to these securities and the issuer of such securities for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended.

(4)
Individual beneficiaries of the shares held by Friedmar & Co. have the power to direct the voting of such shares, which consist of the following: (a) 12 shares for the benefit of the Downer 2023 Dynasty Trust, (b) 296 shares for the benefit of the E. Michael Downer Separate Property Trust, (c) 1,067 shares for the benefit of Downer Securities LLC, (d) 350 shares for the benefit of MJAK Holdings, LLC, (e) 639 shares for the benefit of Douglas Downer, (f) 648 shares for the benefit of Robert Downer, (g) 278 shares for the benefit of DD Felton, (h) 586 shares for the benefit of the Bono Family Trust, (i) 4 shares for the benefit of Raleigh Butler and (j) 1 share for the benefit of Marsha Conwell.

(5)
Carl Webb is the co-managing member of Ford Ultimate Management II, LLC, the ultimate general partner of the Ford Entities. Accordingly, he has voting and dipositive power over the shares held by EB Acquisition Company LLC and EB Acquisition Company II LLC.

(6)
Includes 24 shares held by the E. Michael Downer Separate Property Trust, 12 shares held by the Downer 2003 Dynasty Trust as well has shares over which E. Michael Downer exercises voting power held by Friedmar & Co., as described in footnote (4).

(7)
Includes shares held directly by Douglas Downer as well as by the Douglas E. Downer Revocable Trust and shares over which he exercises voting power held by Friedmar & Co., as described in footnote (4).

PRINCIPAL SHAREHOLDERS OF THE COMBINED COMPANY
The following table and accompanying footnotes set forth certain information with respect to the beneficial ownership of the combined company common stock immediately after consummation of the merger, assuming the consummation of the merger occurred as of July 1 2025, for:
•	each person, or group of affiliated persons, who is expected by Mechanics and HomeStreet to become the beneficial owner of greater than 5% of the combined company common stock;
•	each person expected to be a director of the combined company;
•	each person expected to be named an executive officer of the combined company; and
•	all of the combined company’s directors and executive officers as a group.
The column entitled “Percent of Class A Common Stock Beneficially Owned” is based on a total of 220 million shares of the Combined Company Class A Common Stock expected to be outstanding upon consummation of the merger and the column entitled “Percent of Class B Common Stock Beneficially Owned” is based on a total of 1,114,448 shares of the Combined Company’s Class B Common Stock expected to be outstanding upon consummation of the merger, in each case assuming the merger occurred as of July 1, 2025.
Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the combined company common stock. Shares of the combined company common stock that a person or entity has the right to acquire within 60 days of July 1, 2025, assuming the consummation of the merger occurred on such date, are deemed outstanding for purposes of computing the percentage ownership of the person or entity holding such rights, but are not deemed outstanding for purposes of computing the percentage ownership of any other person or entity, except with respect to the percentage ownership of all directors and executive officers, if applicable. Unless otherwise indicated, the persons or entities identified in the table below have sole voting power and sole investment power with respect to the shares of the combined company common stock beneficially owned by them, subject to community property laws, where applicable.
The table below assumes that, based on HomeStreet’s and Mechanics’ capitalization as of July 1, 2025, the exchange ratio is equal to approximately 3,301.0920 shares of Class A common stock for each share of Mechanics voting common stock and 330.1092 shares of Class B common stock for each share of Mechanics non-voting common stock. For more information, please see the section entitled “The Merger Agreement—Terms of the Merger.” Based on these assumptions, immediately after the merger, Mechanics securityholders as of immediately prior to the merger, as a group, are expected to own approximately 91.7% of the outstanding shares of the combined company on an economic basis and 91.3% of the voting power in the combined company immediately after the merger, and HomeStreet shareholders as of immediately prior to the merger, as a group, are estimated to own approximately 8.3% of the outstanding shares of the combined company on an economic basis and 8.7% of the voting power in the combined company, immediately after the merger.
Except as otherwise set forth below, the address of each beneficial owner is c/o Mechanics Bank, 1111 Civic Drive, Walnut Creek, CA 94596.

Name and Address	Number of Class A Common Stock Beneficially Owned	Percent of Class A Common Stock Beneficially Owned	Number of Class B Common Stock Beneficially Owned	Percent of Class B Common Stock Beneficially Owned	Total Voting Power(1)
5% Beneficial Owners:
EB Acquisition Company LLC(2)	81,134,239	36.9%	—	—	36.7%
6565 Hillcrest Avenue, 6th Floor, Dallas, TX 75205
EB Acquisition Company II LLC(3)	90,631,480	41.2%	—	—	41.0%
6565 Hillcrest Avenue, 6th Floor, Dallas, TX 75205
Friedmar & Co.(4)	12,811,538	5.8%	—	—	5.8%
1111 Civic Drive, Suite 333, Walnut Creek, CA 94596

Name and Address	Number of Class A Common Stock Beneficially Owned	Percent of Class A Common Stock Beneficially Owned	Number of Class B Common Stock Beneficially Owned	Percent of Class B Common Stock Beneficially Owned	Total Voting Power(1)
Rabobank International Holdings B.V.	9,840,555	4.5%	1,114,448	100%	5.0%
245 Park Avenue New York, NY 10267

Directors and Named Executive Officers:
Carl B. Webb(5)	171,765,720	78.1%	—	—	77.7%
E. Michael Downer(6)	5,813,223	2.6%	—	—	2.6%
Patricia Cochran	9,903	*	—	—	*
Adrienne Crowe	9,903	*	—	—	*
Douglas Downer(7)	2,188,623	1.0%	—	—	1.0%
Kenneth D. Russell	—	—	—	—	—
Jon Wilcox	9,903	*	—	—	*
Nancy Pellegrino(8)	16,223	*	—	—	*
C.J. Johnson	—	—	—	—	—
Nathan Duda	3,420	*	—	—	*
Chris Pierce	—	—	—	—	—
Tony Kallingal	—	—	—	—	—
Scott Givans	3,420	*	—	—	*
All current executive officers and directors as a group (14 persons)	179,820,338	81.7%	—	—	81.3%

*	Represents holdings of less than 1%.
(1)
Total voting power represents percentage voting power with respect to all shares of Class A common stock and Class B common stock expected to be outstanding upon the consummation of the merger, voting together as a single class. Each holder of Class A common stock and Class B common stock is entitled to one (1) vote per share of combined company common stock on matters submitted to the vote of holders of combined company common stock. The Class A common stock and Class B common stock vote together as a single class on all matters submitted to a vote of combined company shareholders, except as may otherwise be required by law or certain adverse amendments to the rights of Class B common stock. The combined company shareholders are entitled to equally share in all dividends and distributions to combined company common shareholders based on such shareholder’s pro rata ownership interest in the combined company, except that each share of Class B common stock will be treated as if such share had converted to ten (10) shares of Class A common stock for purposes of calculating the economic rights of such Class B common stock.

(2)
Represents securities that will be directly owned by EB Acquisition Company LLC. Ford Financial Fund II, L.P. is the sole member of, and may be deemed to beneficially own certain securities owned by, EB Acquisition Company LLC. Ford Management II, L.P. is the general partner of, and may be deemed to beneficially own certain securities owned by, Ford Financial Fund II, L.P. Ford Ultimate Management II, LLC is the general partner of, and may be deemed to beneficially own certain securities owned by, Ford Management II, L.P. 2011 TCRT and Carl B. Webb are the co-managing members of, and may be deemed to beneficially own certain securities owned by, Ford Ultimate Management II, LLC. Gerald J. Ford is the grantor and trustee of, and may be deemed to beneficially own certain securities owned by, 2011 TRCT. The foregoing persons disclaim beneficial ownership of these securities, except to the extent of the pecuniary interest of such persons in such securities. The persons identified in this footnote (2) and in footnote (3) below may be deemed a member of a group with respect to these securities and the issuer of such securities for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended.

(3)
Represents securities that will be directly owned by EB Acquisition Company II LLC. Ford Financial Fund III, L.P. is the sole member of, and may be deemed to beneficially own certain securities owned by, EB Acquisition Company II LLC. Ford Management III, L.P. is the general partner of, and may be deemed to beneficially own certain securities owned by, Ford Financial Fund III, L.P. Ford Ultimate Management II, LLC is the general partner of, and may be deemed to beneficially own certain securities owned by, Ford Management III, L.P. 2011 TCRT and Carl B. Webb are the co-managing members of, and may be deemed to beneficially own certain securities owned by, Ford Ultimate Management II, LLC. Gerald J. Ford is the grantor and trustee of, and may be deemed to beneficially own certain securities owned by, 2011 TRCT. The foregoing persons disclaim beneficial ownership of these securities, except to the extent of the pecuniary interest of such persons in such securities. The persons identified in this footnote (3) and in footnote (2) above may be deemed a member of a group with respect to these securities and the issuer of such securities for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended.

(4)
Individual beneficiaries of the shares held by Friedmar & Co. have the power to direct the voting of such shares, which will consist of the following: (a) 39,613 shares for the benefit of the Downer 2023 Dynasty Trust, (b) 977,123 shares for the benefit of the E. Michael Downer Separate Property Trust, (c) 3,522,265 shares for the benefit of Downer Securities LLC, (d) 1,155,382 shares for the benefit of MJAK Holdings, LLC, (e) 2,109,397 shares for the benefit of Douglas Downer, (f) 2,139,107 shares for the benefit of Robert Downer, (g) 917,703 shares for the benefit of DD Felton, (h) 1,934,439 shares for the benefit of the Bono Family Trust, (i) 13,204 shares for the benefit of Raleigh Butler and (j) 3,301 share for the benefit of Marsha Conwell.

(5)
Carl Webb is the co-managing member of Ford Ultimate Management II, LLC, the ultimate general partner of the Ford Entities. Accordingly, he has voting and dipositive power over the shares that will be held by EB Acquisition Company LLC and EB Acquisition Company II LLC.

(6)
Includes 79,226 shares that will be held by the E. Michael Downer Separate Property Trust, 39,613 shares that will be held by the Downer 2003 Dynasty Trust as well has shares over which E. Michael Downer will exercise voting power held by Friedmar & Co., as described in footnote (4).

(7)
Includes shares that will be held directly by Douglas Downer as well as by the Douglas E. Downer Revocable Trust and shares over which he will exercise voting power held by Friedmar & Co., as described in footnote (4).

(8)	Includes 1,000 shares owned jointly with spouse.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
OF THE COMBINED COMPANY
In addition to the compensation arrangements and other arrangements with HomeStreet’s and Mechanics’ directors and executive officers described in the sections entitled “The Merger—Interests of HomeStreet’s Directors and Executive Officers in the Merger” and “Mechanics Executive Compensation; Directors and Executive Officers,” the following is a description of each transaction since January 1, 2022 and each currently proposed transaction in which:
•	either HomeStreet and Mechanics has been or is to be a participant;
•	the amounts involved exceeded or will exceed the lesser of $120,000 or 1% of the average of HomeStreet’s assets at year end for the last two completed fiscal years; and
•
any of HomeStreet’s and Mechanics’ directors, executive officers or holders of more than 5% of HomeStreet’s and Mechanics’ capital stock, or an affiliate or immediate family member of the foregoing persons, had or will have a direct or indirect material interest.

Registration Rights Agreement
Please see the section entitled “Registration Rights Agreement” for information about the registration rights agreement.
Key Shareholders Voting Agreements
Please see the section entitled “Key Shareholders Voting Agreements” for information about the key stockholder voting agreements.
Mark K. Mason Consulting Agreement
Please see the section entitled “The Merger—Interests of HomeStreet’s Directors and Executive Officers in the Merger—Consulting Agreement with Mark K. Mason Following the Merger” for information about the consulting agreement.
Mechanics Bank Services Agreement
Mechanics is a party to the Mechanics Bank Services Agreement with GJF Management, an affiliate of Gerald J. Ford, a former director and now director emeritus of Mechanics. GJF Management serves as the management company to Ford Financial Fund II, L.P. and Ford Financial Fund III, L.P., which collectively own approximately 85% of Mechanics voting common stock as of July 1, 2025. Further, Mr. Webb, Chairman of the Mechanics board, is employed by GJF Management, and Mr. Russell, a director and former interim Chief Executive Officer of Mechanics, is employed by an affiliate of Mr. Ford. Additionally, Mr. Johnson, Mechanics’ current President and Chief Executive Officer, is employed by GJF Management. Pursuant to the Mechanics Bank Services Agreement, GJF Management and individuals from GJF Management provide certain services to Mechanics, including, among others, accounting, tax, investment management, legal, regulatory, strategic planning, capital management, budgeting and other oversight. The services and value of services, inclusive of administrative costs, are evaluated annually to ensure compliance with applicable regulations. These services are provided to Mechanics at a cost up to $10.0 million annually (pro rata for any partial years). Either party may terminate this agreement upon thirty days’ prior notice to the other. Mechanics has also agreed to indemnify and hold harmless GJF Management for its performance or provision of these services, except for gross negligence and willful misconduct.
Other Transactions
Some of Mechanics’ directors and executive officers and their immediate families, as well as the companies with which they are associated, are customers of Mechanics or have had banking transactions with Mechanics in the ordinary course of Mechanics’ business. Mechanics expects to have banking transactions with such persons in the future. In the opinion of the management of Mechanics, all loans and commitments to lend included in those transactions were made in compliance with applicable laws on substantially the same terms, including interest rates and collateral, as those prevailing for comparable transactions with other persons of similar creditworthiness and, in the opinion of management, did not involve more than a normal risk of collectability or present other unfavorable features. No director or executive officer of Mechanics had indebtedness during 2024 in excess of 10% of the Mechanics’ equity capital accounts.

Existing Shareholders Agreement
Mechanics, the Ford Entities and Rabobank are party to that certain Shareholders Agreement, dated as of August 31, 2019 (the “existing shareholders agreement”), pursuant to which Rabobank is (i) entitled to certain demand registration rights, shelf takedown rights and piggyback registration rights with respect to shares of Mechanics common stock, subject to customary limitations, including the right of underwriters in an underwritten offering to limit the number of shares to be included in an offering and Mechanics’ right to suspend the use of (or discontinue the disposition of) Mechanics common stock pursuant to a registration statement under specified circumstances, (ii) entitled to certain pre-emptive rights as long as it holds at least 4.9% of the aggregate outstanding capital stock and other classes of equity securities of Mechanics, (iii) provided certain tag-along rights and subject to certain drag-along obligations in connection with transfers of Mechanics common stock by the Ford Entities and (iv) subject to certain transfer restrictions. In addition, Mechanics has agreed to generally create a class of non-voting equity interests that are not “voting securities” under the BHC Act for issuance and sale to Rabobank in connection with issuances of equity if Rabobank validly exercises its pre-emptive rights.
Further, Mechanics, the Ford Entities and Rabobank each have agreed to, and agreed to cause their respective affiliates to, cooperate with each other with respect to certain bank regulatory matters and operational requirements and to use reasonable best efforts to comply with certain regulatory requirements. As long as the Rabobank Parties beneficially own, in the aggregate, at least 4.9% of the outstanding capital stock and other classes of equity securities of Mechanics, the Rabobank Parties will have the right to appoint one observer to the Mechanics board of directors, and from and after such time as the Rabobank Parties acquire additional shares of Mechanics voting common stock such that they beneficially own, in the aggregate 9.9% or more of Mechanics voting common stock, the Rabobank Parties will have the right to appoint one director to the Mechanics board of directors (subject to the Mechanics board of directors’ reasonable approval).
The shareholders agreement will terminate (i) upon the mutual written agreement of each of the parties thereto and (ii) in the case of the Rabobank Parties, when the Rabobank Parties no longer beneficially own any outstanding capital stock or other class of equity securities of Mechanics. Pursuant to the registration rights agreement, Mechanics, the Ford Entities and Rabobank have agreed that immediately prior to effective time the shareholders agreement will terminate.

MANAGEMENT FOLLOWING THE MERGER
Executive Officers and Directors of the Combined Company
The combined company’s board of directors will initially be fixed at eight members, consisting of seven directors designated by Mechanics and one director of HomeStreet that is selected by Mechanics prior to the effective time.
The following table sets forth the name, age as of July 1, 2025 and position of each of the individuals who are expected to serve as executive officers and directors of the combined company.

Name	Age	Position
Executive Officers
C.J. Johnson	42	President and Chief Executive Officer
Nathan Duda	46	Chief Financial Officer
Chris Pierce	53	Chief Operating Officer
Tony Kallingal	45	Chief Banking Officer
Scott Givans	63	Chief Credit Officer
Kristie Shields	56	Chief Compliance Officer
Directors
Carl B. Webb	75	Executive Chairman of the Board
E. Michael Downer	60	Director
Patricia Cochran	72	Director
Adrienne Crowe	76	Director
Douglas Downer	58	Director
Kenneth D. Russell	76	Director
Jon Wilcox	63	Director
Nancy D. Pellegrino	68	Director

Executives
C.J. Johnson
President and Chief Executive Officer
C.J. Johnson is President and Chief Executive Officer of Mechanics. C.J. has served as the President and Chief Executive Officer of Mechanics since January 2025, a role which he performed on an interim basis since February 2024. C.J. also previously served as Executive Vice President and Chief Financial Officer of Mechanics. C.J. has held a variety of leadership roles in financial services for nearly 20 years. He is a Partner of Ford Financial Fund, which he has been a part of since June 2013, and previously served as Senior Vice President and Director of Financial Planning at Santa Barbara Bank & Trust, which he joined in 2010. C.J. joined Santa Barbara Bank & Trust from Flexpoint Ford, at which he was an Associate, and had previously started his career as an investment banking Analyst at Credit Suisse. He holds a B.A. in Economics, with highest distinction and honors, from the University of Michigan.
Nathan Duda
Chief Financial Officer
Nathan Duda has been Executive Vice President and Chief Financial Officer of Mechanics since June 2016 and is also a member of Mechanics’ Executive Committee. Prior to his role as Chief Financial Officer, Nathan served as the Bank's Chief Accounting Officer. Prior to joining Mechanics, Nathan was Chief Accounting Officer and Executive Vice President, Finance at Banc of California. He has also held senior positions at Union Bank, Santa Barbara Bank & Trust, OneWest Bank and Affinity Bank. He is a graduate of the University of California, Santa Barbara with a degree in Business Economics and is also a licensed CPA.
Chris Pierce
Chief Operating Officer
Chris Pierce was appointed Executive Vice President, Chief Operating Officer at Mechanics in December 2019. He joined Mechanics in 2016 in the role of Chief Administrative Officer. Chris has over 25 years of banking experience, beginning his career as a consultant for a regional consulting firm specializing in core data processing conversions and bank migrations, where he completed more than 140 data processing conversions/mergers. Previously, he has held positions with California Republic Bank, including as Chief Administrative Officer, Western Financial Bank and Wachovia Bank.
Tony Kallingal
Chief Banking Officer
Tony Kallingal was appointed Chief Banking Officer in January 2021. He previously served as the Head of Business Banking. Tony is an accomplished retail and commercial banking executive with more than 20 years of combined experience in branch strategy, commercial banking, treasury management and small-business banking. He holds an undergraduate degree from Saint Mary’s College and is a graduate of the Pacific Coast Banking School.
Scott Givans
Chief Credit Officer
Scott Givans was appointed Executive Vice President, Chief Credit Officer, at Mechanics in May 2015. He also previously served as the Bank's Chief Risk Officer until September 2019. Prior to joining Mechanics, Scott served as an Advisor to Ford Financial Fund and served as Executive Vice President and Chief Credit Officer of Santa Barbara Bank & Trust. He has over 25 years of experience in the financial services industry. He holds a B.S. in Business Administration from California State University, Chico, and an M.B.A. from Santa Clara University.
Kristie Shields
Chief Compliance Counsel
Kristie Shields was appointed Executive Vice President, Compliance Counsel and Risk Officer at Mechanics after the October 2016 merger with California Republic Bank. Kristie joined California Republic Bank in 2011 and built the successful compliance program, including Mechanics’ indirect auto compliance program, a division that is operated currently in multiple states and enjoyed high -level audit and exam results. She is a veteran banker with 27 years of California community banking experience and was with Wedbush Bank prior to joining California Republic Bank. Kristie is a member of the California State Bar, graduated magna cum laude from the University of California at Irvine and received her J.D. from Southwestern University School of Law in Los Angeles.
Non-Employee Directors
All directors listed below have consented to serve as directors of the combined company.
Carl B. Webb
Chairman
Mr. Webb has served as a director of Mechanics since 2015. Mr. Webb is the Chairman of Mechanics. Mr. Webb is the Co-Managing Member of Ford Financial Fund II, L.P. and Ford Financial Fund III, L.P., whose wholly owned subsidiaries, EB Acquisition Company LLC and EB Acquisition Company II LLC, beneficially own, collectively, 86% of Mechanics. Mr. Webb currently serves on the board of directors of Hilltop Holdings Inc. He served as a director of Prologis, Inc. until May 8, 2025. Mr. Webb is qualified to serve on the combined company’s board of directors because of his experience in the banking and financial services industry and as an executive of companies.
E. Michael Downer
Vice Chairman
Mr. Michael Downer has served as a director of Mechanics since 2003. Mr. Downer is a Vice Chairman of Mechanics, a business consultant and a former banker. Mr. Michael Downer is qualified to serve on the combined company’s board of directors because of his investment experience and experience in the banking and financial services industry. Mr. Michael Downer is the brother of Douglas Downer, another director expected to serve on the board of directors of the combined company.
Patricia Cochran
Director
Ms. Cochran has served as a director of Mechanics since 2007. Ms. Cochran is a Certified Public Accountant (CPA) and the retired Chief Financial Officer of Vision Service Plan. Ms. Cochran is qualified to serve on the combined company’s board of directors because of her financial and executive experience.

Adrienne Crowe
Director
Ms. Crowe has served as a director of Mechanics since 2013. Ms. Crowe is a retired Regional Senior Vice President of Bank of America and has extensive advisory and Director/Trustee experience sitting on numerous boards and board committees. Ms. Crowe is qualified to serve on the combined company’s board of directors because of her experience in the banking and financial services industry and on the boards of public and private companies.
Douglas Downer
Director
Mr. Douglas Downer has served as a director of Mechanics since 2013. Mr. Downer is Founder & President of Sundowner Capital Management. Mr. Douglas Downer is qualified to serve on the combined company’s board of directors because of his investment experience. Mr. Douglas Downer is the brother of Michael Downer, another director expected to serve on the board of directors of the combined company.
Kenneth D. Russell
Director
Mr. Russell has served as a director of Mechanics since 2015. Mr. Russell served as interim President & Chief Executive Officer of Mechanics from June 2015 to October 2016. Mr. Russell also serves on the boards of directors of Hilltop Holdings Inc. and First Acceptance Corporation. Mr. Russell also serves as the Chief Executive Officer of First Acceptance Corporation. Mr. Russell is qualified to serve on the combined company’s board of directors because of his experience in the banking and financial services industry and as an executive of companies.
Jon Wilcox
Director
Mr. Wilcox has served as a director of Mechanics since 2016. Mr. Wilcox previously was Chief Executive Officer and a Director of California Republic Bank (CRB) from 2007 to October 2016 at which time Mechanics acquired CRB. Mr. Wilcox is an investor and serves on the board of directors of Rise Up and Care. Mr. Wilcox is qualified to serve on the combined company’s board of directors because of her experience in the banking and financial services industry and on the boards of public and private companies.
Nancy D. Pellegrino
Director
Ms. Pellegrino has served as a director of Homestreet since October 2019. She previously served as a Director on the Board of Puget Sound Bank (2015-2018) helping lead it to its successful merger with Heritage Financial Corp. Post-retirement from the financial services industry, she has provided consulting services to individuals, teams and organizations, drawing on her board and leadership experience. Ms. Pellegrino is qualified to serve on the combined company’s board of directors because of her extensive executive leadership experience in the financial services industry encompassing human capital management, business development, marketing, strategy, risk management and both corporate and non-profit board experience as well as for her commitment to the PNW community.
Director Independence
Controlled Company
Following the consummation of the merger, the Ford Entities will control approximately 77.7% of the voting power of the combined company. The combined company will therefore be a “controlled company” for purposes of NASDAQ listing rules and Section 303A of the NYSE Listed Company Manual and will qualify for, and intends to rely on, exemptions from certain governance standards that would otherwise be applicable.
Under NASDAQ listing rules and Section 303A of the NYSE Listed Company Manual, a company of which more than 50% of the voting power is held by an individual, a group or another company is a “controlled company” and is exempt from certain corporate governance requirements that would otherwise require the combined company to have: (i) a nominating committee comprised solely of independent directors or select or recommend director nominees by a majority of the independent directors and (ii) a compensation committee comprised solely of independent directors. The combined company intends to rely on these exemptions. The controlled company exemption does not modify the independence requirements for the audit committee, and the combined company intends to continue to comply with the requirements of NASDAQ or NYSE rules with respect thereto.
Committees of the Board of Directors Following the Merger
The HomeStreet board of directors has an established standing executive committee, audit committee, compensation committee, enterprise risk management committee, and nominating and governance committee, each of which operate pursuant to a charter adopted by the HomeStreet board of directors. After completion of the merger, the combined company’s board of directors will continue to have such standing committees, other than the executive committee. Because the combined company will be a “controlled company” under the corporate governance standards of NASDAQ and the NYSE, the combined company is not required to have a compensation committee composed of independent directors or a nominating and corporate governance committee composed of independent directors.

THE MERGER
This section of the proxy statement/prospectus/consent solicitation statement describes material aspects of the merger. This summary may not contain all of the information that is important to you. You should carefully read this entire proxy statement/prospectus/consent solicitation statement and the other documents we refer you to for a more complete understanding of the merger. In addition, we incorporate important business and financial information about HomeStreet into this document by reference. You may obtain the information incorporated by reference into this document without charge by following the instructions in the section entitled “Where You Can Find More Information.”
Terms of the Merger
Each of HomeStreet’s and Mechanics’ respective board of directors has unanimously approved the merger agreement and the transactions contemplated thereby, including the merger. The merger agreement provides that, pursuant to the terms and subject to the conditions set forth in the merger agreement, HomeStreet Bank will merge with and into Mechanics, with Mechanics surviving and becoming a wholly owned subsidiary of HomeStreet. In connection with the merger, HomeStreet will be renamed “Mechanics Bancorp”. Following the consummation of the merger, HomeStreet will remain a publicly traded company.
If, prior to the effective time, the outstanding shares of HomeStreet common stock or Mechanics common stock are changed into a different number or class of shares, including by reason of any reclassification, recapitalization, stock split or combination, exchange or readjustment of shares or similar transaction, or stock dividend with a record date before the effective time, excluding any change resulting from vesting or exercise of any Mechanics RSUs and HomeStreet Equity Awards outstanding as of the date on which the merger agreement is entered into, the exchange ratios and any other amounts payable pursuant to the merger agreement will be appropriately adjusted to provide HomeStreet and Mechanics shareholders, as well as holders of Mechanics RSUs and HomeStreet Equity Awards, the same economic effect as contemplated by the merger agreement prior to such event.
Subject to the terms and conditions of the merger agreement, at the effective time of the merger, each share of Mechanics voting common stock issued and outstanding immediately prior to the effective time, subject to certain exceptions set forth in the merger agreement, will be converted into the right to receive 3,301.0920 shares of the Class A common stock and each share of Mechanics non-voting common stock issued and outstanding immediately prior to the effective time will be converted into the right to receive 330.1092 shares of the Class B common stock. The terms of the Class A common stock and Class B common stock will be established pursuant to the articles amendment. Mechanics shareholders who would otherwise be entitled to a fraction of a share of combined company common stock in the merger will instead receive, in lieu of the fraction of a share, an amount in cash (rounded to the nearest cent) (and, in the case of rounding in respect of Class B common stock, multiplied by ten (10), subject to adjustment as provided in the amended and restated articles) based on the average of the closing-sale prices of HomeStreet common stock on the Nasdaq or NYSE, as applicable, as reported by The Wall Street Journal for the consecutive period of five (5) full trading days ending on the trading day immediately preceding the closing date.
HomeStreet shareholders are being asked to approve, among other proposals, the HomeStreet articles amendment proposal and the HomeStreet share issuance proposal and Mechanics shareholders are being asked to approve the Mechanics merger proposal. See the section entitled “The Merger Agreement” for additional and more detailed information regarding the legal documents that govern the merger, including information about the conditions to the completion of the merger and the provisions for terminating or amending the merger agreement.
Background of the Merger
In the course of its business planning processes undertaken on a regular basis, the HomeStreet board of directors (the “HomeStreet board”) and HomeStreet management review the business strategies and objectives of HomeStreet, including strategic opportunities and challenges. For years prior to the execution of the merger agreement, they considered various strategic options potentially available to HomeStreet, in each case with the goal of enhancing value for HomeStreet shareholders and delivering the best possible services to HomeStreet’s customers and communities. These strategic considerations have focused on, among other things, the business and regulatory environments facing regional banks and other financial institutions in general and HomeStreet in particular, as well as conditions and trends in the banking industry and financial markets. From time to time, the HomeStreet board and management met with representatives of KBW to discuss market conditions, industry trends and potential strategic opportunities and alternatives, including business combination opportunities.

The Mechanics board of directors (the “Mechanics board”) also regularly meets to review and assess Mechanics’ performance, strategy, competitive position, opportunities and prospects in light of the then-current business, interest rate, economic and regulatory environments, as well as developments in the financial sector and the opportunities and challenges facing participants in the sector, with the goal of enhancing value for its shareholders and delivering the best possible products and services to Mechanics’ customers and communities. As part of these reviews, Mechanics identifies potential strategic alternatives, including potential acquisitions, dispositions and other business combinations. Mechanics’ senior management team has identified potential bank-transaction counterparties within various markets in light of Mechanics’ priorities and criteria, as well as Mechanics’ periodic review of strategic alternatives with the Mechanics board.
In May 2023, HomeStreet management in conjunction with the HomeStreet board began evaluating potential strategic alternatives for HomeStreet. On May 25, 2023, the HomeStreet board met with and instructed KBW to prepare a process that would position KBW to assist HomeStreet with a variety of potential transactions, and the HomeStreet board then authorized the formation of a joint special committee of HomeStreet (the “HomeStreet special transaction committee”) to (i) consider and evaluate strategic alternatives and (ii) potentially recommend to the full HomeStreet board for approval of such strategic alternative transaction or transactions.
Through the months of July, August, September, October and November 2023, representatives of KBW, acting at the direction of HomeStreet, contacted several private equity funds and banks with respect to HomeStreet’s exploration of strategic alternatives. KBW also responded to unsolicited inquiries it received from institutions interested in exploring transactions with HomeStreet. During this time, HomeStreet entered into confidentiality agreements (“NDAs”) with twenty-four parties (including Mechanics), each of which had terms between one and two years. The NDAs contained, among other things, a customary standstill provision (which included a customary “don’t ask, don’t waive” clause and was subject to customary fall-away periods, including following the end of the applicable one- to two-year period). On August 28, 2023, HomeStreet and Mechanics entered into an NDA (the “original Mechanics NDA”). The original Mechanics NDA contained, among other things, a customary standstill provision (which included a customary “don’t ask, don’t waive” clause, subject to exceptions for confidential requests, and was subject to customary fall-away periods).
From November 2023 through January 2024, HomeStreet received offers and revised offers from four potential acquirers, including Mechanics. On January 12, 2024, the HomeStreet board held a special meeting to consider the negotiated terms of a proposed transaction with three of the potential acquirers, one of which was Mechanics. Mechanics offered aggregate consideration of $295 million in cash. After extensive consideration and deliberation that included input from HomeStreet’s legal and financial advisors, the HomeStreet board decided not to move forward with Mechanics’ offer and authorized HomeStreet management to execute an LOI with a different bidder, FirstSun Capital Bancorp (“FirstSun”). Between January 12, 2024 and January 16, 2024, HomeStreet and FirstSun and representatives of their respective legal and financial advisors finalized negotiations of the merger and related documentation. HomeStreet, FirstSun and a wholly-owned subsidiary of FirstSun executed a merger agreement and certain related agreements on the morning of January 16, 2024, and announced the transaction that same day.
From January 2024 through October 2024, the HomeStreet board and management worked to satisfy the conditions under the merger agreement necessary to close the transaction, including by amending the merger agreement to provide for an alternative transaction structure. On or around October 29, 2024, based on discussions FirstSun had with the Federal Reserve and the Texas Department of Banking, it became apparent that the regulatory approvals necessary for the transaction would not be obtained. After discussing the possibility of other structures for the merger, HomeStreet’s board of directors determined that such a course of action was not in the best interests of HomeStreet’s shareholders and, on November 18, 2024, FirstSun and HomeStreet agreed to terminate their previously announced merger agreement pursuant to a mutual termination agreement.
From January 2024 through November 2024, Mechanics’ management and the Mechanics board continued to review and monitor Mechanics’ standalone plan and strategy and strategic alternatives that were reasonably available to Mechanics.
On November 21, 2024, the HomeStreet board held a meeting. Advisers from KBW attended the meeting. At the meeting, representatives of KBW and the HomeStreet board discussed the termination of the FirstSun transaction, current market conditions and the fact that KBW had been contacted by various entities expressing a potential interest in engaging with HomeStreet with respect to a strategic alternative. At this time, KBW had not made any outbound inquiries.

On December 18, 2024, at the direction of the Mechanics board, Carl Webb, the Chairman of the Mechanics board, telephoned a representative of KBW and stated that Mechanics would be interested in making an offer to HomeStreet regarding a potential strategic transaction.
On December 19, 2024, Mr. Webb sent Mark Mason, on behalf of the HomeStreet board, and a representative of KBW a letter of intent (“LOI”) proposing a potential business combination transaction. The LOI contemplated the merger of HomeStreet Bank with and into Mechanics, with Mechanics surviving the merger as a wholly owned subsidiary of HomeStreet. At the closing of the proposed transaction, each outstanding share of Mechanics common stock would convert into a number of shares of HomeStreet common stock based on a fixed exchange ratio agreed at signing, based upon an implied pre-transaction equity value of $300 million for HomeStreet and an implied pre-transaction equity value for Mechanics of $3.3 billion. Pursuant to the terms of the LOI, at the closing of the proposed transaction, existing Mechanics shareholders would own approximately 91.7% of the combined company, and existing HomeStreet shareholders would own approximately 8.3% of the combined company, and the directors of the combined company would be comprised of the current directors of Mechanics and one existing member of the HomeStreet board selected by Mechanics. The LOI required the parties to enter into a 45-day exclusivity period during which Mechanics would complete its due diligence, HomeStreet would engage in its own due diligence, and the parties would negotiate definitive documentation for the proposed transaction. Mechanics requested a response to its LOI no later than January 13, 2025.
On December 23, 2024, the HomeStreet board held a special meeting to discuss Mechanics’ LOI. Advisers from KBW and S&C attended the meeting. After summarizing the LOI for the HomeStreet board, Mr. Mason suggested that management and KBW spend additional time reviewing the economics and other terms of the offer. Mr. Mason also proposed that management and KBW assess whether there were additional parties who may be interested in engaging with HomeStreet on a potential strategic merger transaction. Representatives of KBW discussed that KBW had received outreach from other parties potentially interested in engaging in a transaction with HomeStreet. Mr. Mason also discussed the risk to employee retention posed by an acquisition announcement, particularly following the entry into the merger agreement with FirstSun and its subsequent termination. During the meeting, advisers from S&C refreshed the directors regarding their fiduciary duties. Following discussions, the HomeStreet board directed management to work with HomeStreet’s advisors to further evaluate the LOI and Mechanics’ proposal and directed KBW to contact third parties to assess their interest in pursuing a transaction with HomeStreet.
During the following two weeks, HomeStreet management, with assistance from its financial and legal advisors, evaluated Mechanics’ proposed transaction and KBW reached out to potential third parties to assess their interest in pursuing a transaction with HomeStreet. Throughout this period, representatives of Mechanics, with the assistance of representatives of J.P. Morgan, Mechanics’ financial advisor, and Wachtell, Lipton, Rosen & Katz (“Wachtell Lipton”), Mechanics’ outside counsel, continued to analyze the potential benefits and risks of a strategic merger transaction with HomeStreet.
On January 7, 2025, the HomeStreet board held a special meeting. Advisers from KBW and S&C attended the meeting. Mr. Mason noted that evaluation of Mechanics’ proposal was proceeding, but suggested additional time was needed to review financial results for the year ended December 31, 2024, which were not yet complete. Representatives of KBW provided an update on the banking market (including changes expected given the forthcoming change in presidential administrations) and provided an update on the current mergers and acquisitions landscape by asset size and region. Mr. Mason then provided the HomeStreet board with updates regarding the ongoing due diligence efforts and prospect of regulatory approval with respect to a potential merger transaction. Following discussions, the HomeStreet board directed management to work with HomeStreet’s advisors to further evaluate Mechanics’ proposal and conduct mutual due diligence. The HomeStreet board also instructed Mr. Mason to continue discussions with Mr. Webb about the terms of a potential merger transaction.
On January 13, 2025, Mechanics and HomeStreet entered into an amended and restated NDA (the “amended and restated NDA”) that extended the term of the original Mechanics NDA and provided that HomeStreet and Mechanics would both be subject to customary confidentiality obligations.
Following the execution of the amended and restated NDA, HomeStreet and Mechanics made available to each other virtual data rooms to facilitate mutual due diligence reviews of, among other matters, business, credit, operational, legal and compliance matters. Throughout the period prior to the execution of the merger agreement, HomeStreet and

Mechanics continued their respective due diligence processes. On January 24 and 27, 2025, representatives of HomeStreet and Mechanics held due diligence meetings. Throughout January and February 2025, Messrs. Webb and Mason continued to engage in discussions about the potential transaction.
On January 30, 2025, the HomeStreet board held a meeting, which was attended by advisers from KBW and S&C. At the meeting, representatives of KBW updated the HomeStreet board regarding its outreach to third parties to assess interest in pursuing a transaction with HomeStreet, advising that none of the potential counterparties discussed at the December 23, 2024 HomeStreet board meeting had produced any actionable offer or expression of interest. Mr. Mason advised that although some acquirors had indicated that they remained interested in the HomeStreet franchise, they had indicated that they were either only willing to acquire select assets or were unable to transact at this time. Mr. Mason and representatives of KBW advised the HomeStreet board that, in their view, no other viable acquirer was likely to emerge or otherwise be identified in the near future. Representatives of KBW then reviewed HomeStreet’s current financial position based on HomeStreet’s latest management estimates and review of the current research coverage on HomeStreet, including market recommendations, price targets and financial estimates. Following further discussion about potential next steps and the implications of remaining a standalone entity, the HomeStreet board temporarily adjourned the meeting so that Mr. Webb could make a presentation to the HomeStreet board regarding Mechanics and the potential benefits of a strategic transaction between the two companies. After the presentation, Mr. Webb responded to various questions from the HomeStreet board. After Mr. Webb departed, the HomeStreet board reconvened with HomeStreet’s legal and financial advisors. Members of the HomeStreet board shared their perspectives on the meeting with Mr. Webb and the advisability of continuing to pursue a potential strategic transaction with Mechanics. Following further discussion, the HomeStreet board decided to move forward with negotiations with Mechanics regarding the proposed transaction. The members of the HomeStreet board shared their perspective on the current proposed terms and potential improvement to such terms, including seeking a more favorable exchange ratio to HomeStreet shareholders, which the HomeStreet board instructed KBW to share with Mechanics. S&C then shared its views regarding recommended next steps, including with respect to regulatory engagement.
Later on January 30, 2025, representatives of KBW shared the HomeStreet board’s feedback with Mr. Webb.
On February 1, 2025, representatives of Mechanics sent a revised proposal to KBW, who provided such proposal to Mr. Mason and the HomeStreet board.
On February 3, 2025, representatives of Mechanics sent Mark Mason, on behalf of the HomeStreet board, and a representative of KBW a revised letter of intent (the “revised LOI”). The revised LOI was identical to the LOI with respect to the proposed structure of the transaction and the proposed exchange ratio. The revised LOI added that Mechanics would enter into a consulting agreement with Mr. Mason, consistent with Mechanics’ proposal from January 2024. The revised LOI required HomeStreet to enter into exclusive negotiations with Mechanics for forty-five days from the date on which HomeStreet countersigned the revised LOI.
On February 4, 2025, the HomeStreet special transaction committee held a meeting. Advisers from KBW and S&C attended the meeting. At the meeting, representatives of KBW discussed that the revised LOI proposed the same exchange ratio for the benefit of HomeStreet shareholders as the initial LOI. Representatives of KBW discussed the fact that no further third parties interested in a potential acquisition of HomeStreet or similar strategic transaction had been identified and, in its view, no other viable acquirer was likely to emerge or otherwise be identified in the near future and if they did not enter into a transaction as provided in the revised LOI, HomeStreet, HomeStreet Bank, and HomeStreet’s shareholders would remain subject to the risks of a standalone company. Representatives of KBW and the HomeStreet board agreed that the economics and other terms of Mechanics’ revised LOI were reasonable. The HomeStreet special transaction committee unanimously determined to recommend the revised LOI to the full HomeStreet board for its approval.
On February 5, 2025, the HomeStreet board held a special meeting, which was attended by advisers from KBW and S&C. At the meeting, representatives of KBW advised the HomeStreet board that the revised LOI proposed the same exchange ratio for the benefit of HomeStreet shareholders as the initial LOI and that Mechanics’ position, based on KBW’s market check and professional judgment, was not unreasonable. KBW added that no other parties had provided an offer at this time and that the revised LOI was, in KBW’s view, the highest and best offer HomeStreet was likely to receive from Mechanics. After delivering a report regarding the proceedings of the HomeStreet special transaction committee meeting held the prior day, a member of the HomeStreet special transaction committee reported that the HomeStreet special transaction committee had unanimously determined to recommend the revised

LOI to the full HomeStreet board for approval. Mr. Mason then solicited the views of the other members of the HomeStreet board, who shared their concerns about engaging in an extensive back-and-forth on the revised LOI which could delay or jeopardize a transaction, and discussed the likelihood that Mechanics would improve its offer. Members of the HomeStreet board discussed how the proposed transaction on the terms in the revised LOI would be a better outcome for HomeStreet shareholders than not pursuing the proposed transaction, including as compared to other strategic alternatives reasonably available to HomeStreet (including HomeStreet’s standalone strategic plan), and discussed with HomeStreet’s legal and financial advisors the proposed timeline, expected regulatory approvals, and related matters. Following further discussion, the HomeStreet board unanimously approved HomeStreet accepting the revised LOI and authorized management to execute the revised LOI and move forward with negotiating definitive documentation for the transaction.
Following the meeting of the HomeStreet board, on or about February 5, 2025, HomeStreet countersigned the revised LOI.
Also on February 5, 2025, the Mechanics board held a meeting. At the meeting, members of Mechanics’ management provided an update on the status of the negotiations with HomeStreet and the execution of the LOI by HomeStreet that afternoon. Members of Mechanics’ management and the Mechanics board discussed the status of Mechanics’ and HomeStreet’s due diligence, the terms of the proposed transaction and the potential timeline for the diligence process and negotiation of definitive documentation for the transaction.
On February 24, 2025, Wachtell Lipton provided an initial draft of a proposed merger agreement to S&C. Thereafter and continuing until the merger agreement was executed, the parties and their respective counsel exchanged several drafts of the merger agreement and related transaction documents to be entered into in connection with the potential transaction, and negotiated the terms of the merger agreement and related documents, reflecting ongoing discussions between the parties regarding transaction terms.
On February 27, 2025, the HomeStreet board held a meeting. Advisers from KBW and S&C attended the meeting. At the meeting, Mr. Mason informed the HomeStreet board that Mechanics had indicated that it was making substantial progress on its due diligence and that no significant issues had surfaced in either party’s due diligence. S&C provided an update regarding its interactions with Mechanics’ counsel and the status of the proposed transaction’s definitive documentation. KBW then shared its views on the progress of the transaction, noting that Mechanics was expending considerable resources on due diligence. KBW discussed that its team was actively developing the analysis that would underlie its fairness opinion regarding the transaction and that the KBW team was receiving the necessary cooperation from all parties on information requests.
Also on February 27, 2025, the Mechanics board held a meeting. At the meeting, members of Mechanics’ management provided an update on the status of the negotiations. Members of Mechanics’ management and the Mechanics board discussed the terms of the proposed transaction, the status of Mechanics’ and HomeStreet’s due diligence and the potential timeline for the negotiation of definitive transaction documentation.
On March 5, 2025, the HomeStreet board held a special meeting. At the meeting, the HomeStreet board discussed, among other things, the importance of keeping leadership focused on negotiating definitive transaction documentation with respect to the proposed transaction with Mechanics. On March 10, 2025, representatives of Wachtell Lipton provided a draft of a proposed registration rights agreement to be effective upon, and subject to, the closing of the potential transaction, to legal counsel for Rabobank, a holder of Mechanics voting common stock and Mechanics non-voting common stock, which would replace the existing shareholders agreement among Rabobank, the Ford Entities, Mechanics, and certain of their respective affiliates effective upon the closing of the potential transaction. Through March 28, 2025, Rabobank, Mechanics, HomeStreet and their respective counsel exchanged several drafts of the registration rights agreement and negotiated the terms of the registration rights agreement.
Also on March 10, 2025, representatives of Wachtell Lipton provided a draft of the consulting agreement to be effective upon, and subject to, the closing of the potential transaction, to representatives of S&C. Through March 28, 2025, the consulting agreement was negotiated by representatives of HomeStreet, Mechanics, S&C and Wachtell Lipton.
Over the following weeks, representatives of HomeStreet, Mechanics, Rabobank, and their respective counsel exchanged drafts of the Ford Entities voting agreement, pursuant to which, among other things, the Ford Entities would agree to provide a written consent in respect of their Mechanics common stock over which they had voting power approving the merger agreement and the transactions contemplated thereby, and the Rabobank voting agreement, pursuant to which, among other things, Rabobank would agree to provide a written consent in respect of its Mechanics common stock over which it has voting power approving the merger agreement and the transactions contemplated thereby, as well as the other transaction agreements to be entered into, and negotiated the terms of such agreements.
On March 26, 2025, the HomeStreet special transaction committee held a meeting to discuss the draft merger agreement and the proposed terms of the transactions contemplated by the merger agreement. Advisers from KBW and S&C attended the meeting. At the meeting, the special transaction committee discussed due diligence matters, the state of the definitive merger agreement, and the state of the KBW fairness opinion. After thorough deliberation that included input from HomeStreet’s advisers, the special transaction committee unanimously approved recommending to the HomeStreet board resolutions approving the proposed transaction.
Also on March 26, 2025, the Mechanics board held a special meeting to consider the negotiated terms of the proposed transaction and the entry into the merger agreement and related agreements by Mechanics, including the registration rights agreement and the consulting agreement. At the meeting, members of Mechanics’ management provided an update on the results of the negotiations since the February 27 board meeting, reviewed the proposed terms of the potential transaction and advised that the negotiations and definitive transaction documents were substantially complete. Management reviewed the financial aspects of the merger with the Mechanics board, including financial analysis that had been provided by J.P. Morgan and relationship disclosure previously provided by J.P. Morgan. Representatives of Wachtell Lipton were also in attendance and reviewed the fiduciary duties of the directors in connection with their evaluation of the proposed transaction, and reviewed with the Mechanics board the proposed terms of the proposed transaction, including the merger agreement, the registration rights agreement, the key shareholder voting agreements and the consulting agreement. Representatives of Wachtell Lipton also described the resolutions that members of the Mechanics board would be asked to consider if they were to approve the merger agreement, the other definitive agreements and the potential transaction. Thereafter, management of Mechanics confirmed its recommendation of the proposed transaction to the Mechanics board. Members of the Mechanics board discussed the benefits, challenges and feasibility of the potential transaction and potential strategic alternatives available to Mechanics, including continuing to operate as a standalone company. Messrs. Ford, Webb and Russell recused themselves from discussions of, and did not participate in the approval of, the registration rights agreement. At the conclusion of the meeting, after careful review and discussion by the Mechanics board, including consideration of the factors described below under “The Merger—Mechanics’ Reasons for the Merger; Recommendation of the Mechanics Board of Directors,” the Mechanics board unanimously determined that the merger agreement and the consummation of the transactions contemplated thereby, on the terms and conditions set forth in the merger agreement, are advisable and in the best interests of Mechanics and its shareholders and approved the merger agreement and the transactions contemplated by the merger agreement (including the merger).
On March 27, 2025, the HomeStreet board held a regularly scheduled meeting at which the proposed terms of the proposed transaction with Mechanics were discussed. Members of HomeStreet management and representatives of S&C, KBW and Orrick, Herrington & Sutcliffe LLP (“Orrick”), HomeStreet’s outside securities counsel, attended the meeting. At the meeting, the HomeStreet board, with input from their financial and legal advisers, discussed the HomeStreet board’s fiduciary duties, the findings of HomeStreet’s due diligence of Mechanics, the financial implications of the proposed transaction, the prospect of regulatory approval of the proposed transaction, the special transaction committee’s recommendation that the HomeStreet board move forward with the transaction, and KBW’s fairness opinion. After careful deliberation of the foregoing, the HomeStreet board accepted the special transaction committee report and approved and ratified all action taken by the special transaction committee.
On March 28, 2025, the HomeStreet board held a special meeting to consider the proposed terms of the proposed transaction with Mechanics. Members of HomeStreet management and representatives of S&C, KBW and Orrick attended the meeting. At the meeting, the HomeStreet board, S&C and KBW discussed the key terms of the proposed transaction with Mechanics, including the merger agreement and voting agreements. Representatives of S&C refreshed the directors regarding their fiduciary duties. The HomeStreet board also discussed the treatment of employees, the consulting agreement and the key shareholder voting agreements. Representatives of KBW discussed the financial aspects of the merger. KBW rendered its oral opinion at a meeting of the HomeStreet board on March 28, 2025, which KBW subsequently confirmed in a written opinion issued by KBW on such date, to the HomeStreet board of directors to the effect that, as of such date and subject to the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review undertaken by KBW as set forth in such opinion, of the fairness, from a financial point of view, to HomeStreet of the consideration to be paid to holders of Mechanics common stock in the merger of Mechanics with HomeStreet Bank. For more information, see the section entitled

“The Merger—Opinion of HomeStreet’s Financial Advisor.” The HomeStreet board approved resolutions determining that the proposed transaction was in the best interest of HomeStreet and its shareholders and authorizing HomeStreet and HomeStreet Bank’s entry into proposed transaction, after careful review and discussion, including consideration of the factors described below under “The Merger—HomeStreet’s Reasons for the Merger; Recommendation of the HomeStreet Board of Directors”.
On the evening of March 28, 2025, HomeStreet, HomeStreet Bank and Mechanics entered into the merger agreement and HomeStreet and Mechanics entered into the registration rights agreement and the consulting agreement. Shortly after the execution of the merger agreement, HomeStreet entered into (a) the Ford Entities voting agreement with the Ford Entities and (b) the Rabobank voting agreement with Rabobank.
On the morning of March 31, 2025, Mechanics and HomeStreet announced the transaction via a joint news release before the opening of the financial markets in New York.
HomeStreet’s Reasons for the Merger; Recommendation of the HomeStreet Board of Directors
After careful consideration, the HomeStreet board of directors, at a special meeting held on March 28, 2025, based upon the information provided to the HomeStreet board and upon such other matters as were deemed relevant by the HomeStreet board, unanimously (i) determined that the merger agreement and the transactions contemplated thereby (including, without limitation, the merger, the articles amendment and the share issuance) are fair to and in the best interests of HomeStreet and its shareholders and declared it advisable for HomeStreet to enter into the merger agreement, (ii) adopted and approved the merger agreement, the consulting agreement, the registration rights agreement and the key shareholder voting agreements, and (iii) authorized and approved the execution, delivery and performance of the merger agreement and the transactions contemplated thereby, including the merger.
In reaching this decision, the HomeStreet board of directors carefully evaluated the merger agreement, the merger and the other matters contemplated by the merger agreement, as well as the key shareholder voting agreements, registration rights agreement and consulting agreement, in consultation with HomeStreet’s senior management and HomeStreet’s legal counsel and financial advisors, and considered a number of factors, including the following principal factors:
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the review undertaken by the HomeStreet board of directors and HomeStreet management with respect to the strategic alternatives available to HomeStreet, including remaining independent or engaging in alternative strategic transactions;

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although the termination of HomeStreet’s transaction with FirstSun was public and HomeStreet had previously canvassed a number of potential purchasers, no potential purchaser other than Mechanics made an actionable offer since the termination of the FirstSun transaction;

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HomeStreet had operated at a loss for the five (5) quarters preceding its entry into the merger agreement and was operating at a loss during the quarter in which it entered into the merger agreement, and did not expect to be profitable until the third or fourth quarter in 2025;

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the business strategy of HomeStreet and its prospects for the future as an independent institution, including the risks inherent in successful execution of its strategic plan and its projected financial results;

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the challenges facing HomeStreet in the current competitive, economic, financial and regulatory climate, including elevated and volatile interest rate levels, evolving trends in technology, increasing competition from other banks and from nonbank institutions, and the potential benefits of aligning HomeStreet with a larger organization;

•	the fact that the combined company would be the third largest West Coast and California midcap bank by deposits, including the third largest in both Seattle and San Francisco;
•	the fact that the merger would represent the combination of two top-tier core deposit franchises;
•	the minimal geographic operating overlap between HomeStreet and Mechanics, which would provide for the expansion of services offered by each of HomeStreet and Mechanics to new geographic markets;
•	the customer focused granular deposit relationships, with an emphasis on generating low-cost, core deposits, of each of HomeStreet and Mechanics;
•	the well-positioned revenue streams regardless of macro-environment conditions of HomeStreet and Mechanics;

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the fact that the merger would create a balance sheet with a more neutral interest rate risk profile by combining an asset-sensitive Mechanics with a liability sensitive HomeStreet, a fully marked HomeStreet loan portfolio and strong fee income sources, including HomeStreet’s Fannie Mae DUS business;

•	the potential material upside to the current valuation of the combined company as a result of the merger;
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the opportunity for HomeStreet shareholders to participate in the potentially significant valuation upside of the combined company, as the combined company is expected to generate profitability, returns and an increased tangible book value well above peer levels;

•	the financial benefits of the merger and the transactions contemplated by the merger agreement to the combined company, with estimated 2026 EPS accretion of ~23%;
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Mechanics’ history of paying cash dividends, and the improved ability of the combined company to pay cash dividends (when determined by the board of directors of the combined company board), relative to HomeStreet on a standalone basis;

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the unaudited pro forma combined condensed consolidated financial information, which are based on Mechanics management estimates for Mechanics and HomeStreet management estimates for HomeStreet, the estimated combined company cost synergies, anticipated purchase accounting adjustments, and the expected closing time frame of the merger, which would create the opportunity for the combined company to have superior future earnings and prospects compared to HomeStreet’s earnings and prospects on a standalone basis;

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the HomeStreet board of directors’ understanding of Mechanics’ and the Ford Entities’ past record of realizing projected financial goals with respect to strategic initiatives and successfully integrating and executing on such strategic initiatives;

•	the pro forma expectation of the combined company delivering strong capital metrics as of the effective time;
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its review with HomeStreet’s outside financial advisor, KBW, of the financial position of HomeStreet and Mechanics, including the financial terms of the merger agreement and the other transactions contemplated by the merger agreement, and the opinion, dated March 28, 2025, of KBW to the HomeStreet board of directors as to the fairness, from a financial point of view and as of the date of the opinion, to HomeStreet of the consideration to be paid to the holders of Mechanics common stock in the merger, as more fully described below under “The Merger—Opinion of HomeStreet’s Financial Advisor”; and

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its review with HomeStreet’s outside legal advisor, Sullivan & Cromwell LLP, of the terms of the merger agreement and the related transaction documents, including the representations and warranties, covenants, deal protection and termination provisions, tax treatment, closing conditions and post-closing governance arrangements.

The HomeStreet board of directors also considered potential risks related to the merger. The HomeStreet board of directors concluded that the anticipated benefits of combining with Mechanics were likely to outweigh these risks. These potential risks include:
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the possibility that the anticipated benefits of the merger and the transactions contemplated by the merger agreement will not be realized when expected or at all, including as a result of the impact of, or difficulties arising from, the integration of the two companies or as a result of general market conditions and competitive factors in the areas where HomeStreet and Mechanics operate businesses;

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the regulatory and other approvals required in connection with the merger and the risk that such regulatory approvals may not be received in a timely manner or at all or may impose material burdensome conditions that would lead to the termination or abandonment of the merger agreement;

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the risk that the merger may not be completed despite the efforts of HomeStreet and Mechanics or that completion of the merger may be unduly delayed, including as a result of factors outside either party’s control;

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the costs to be incurred in connection with the merger and the integration of Mechanics’ business into HomeStreet’s, and the possibility that the transaction and the integration may be more expensive to complete than anticipated, including as a result of unexpected factors or events;

•	the possibility of encountering difficulties in achieving anticipated cost savings and synergies in the amounts currently estimated or within the time frame currently contemplated;

•	the possibility of encountering difficulties in successfully integrating the businesses, operations and workforces of HomeStreet and Mechanics;
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the fact that the merger agreement places restrictions on the conduct of HomeStreet’s business prior to the completion of the merger, which could potentially delay or prevent HomeStreet from undertaking business opportunities that might arise or certain other actions it might otherwise take with respect to its operations absent the pendency of the merger;

•	the potential effect of the merger on HomeStreet’s overall business, including its relationships with customers, employees, suppliers and regulators;
•	the risk of losing key HomeStreet or Mechanics employees during the pendency of the merger and following completion of the merger;
•	the possible diversion of management focus and resources from the operation of HomeStreet’s business while working to consummate the merger and integrate Mechanics and HomeStreet;
•	the fixed exchange ratio component of the merger consideration, which will not adjust to compensate for potential declines in the value of Mechanics prior to completion of the merger;
•	the potential for legal claims challenging the merger; and
•	the other risks described under the sections entitled “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements.”
The foregoing discussion of the information and factors considered by the HomeStreet board of directors is not intended to be exhaustive but includes the material factors considered by the HomeStreet board of directors in reaching its unanimous decision to adopt and approve the merger agreement and the transactions contemplated thereby, including the merger. In reaching its decision to approve the merger agreement and the transactions contemplated thereby, including the merger, the HomeStreet board of directors did not quantify or assign any relative weights to the factors considered, and individual directors may have given different weights to different factors. The HomeStreet board of directors considered all these factors as a whole, including through its discussions with HomeStreet’s management and financial and legal advisors, in evaluating the merger agreement and the transactions contemplated thereby, including the merger.
There can be no assurance about future results, including results expected or considered in the factors listed above.
This explanation of the reasoning of the HomeStreet board of directors and all other information presented in this section is forward-looking in nature and, therefore, should be read in light of the future factors discussed in the section entitled “Cautionary Statement Regarding Forward-Looking Statements.”
The HomeStreet board of directors unanimously concluded that the potential positive factors outweighed the potential risks of entering into the merger agreement and completing the merger.
In considering the recommendation of the HomeStreet board of directors, you should be aware that certain directors and executive officers of HomeStreet may have interests in the merger that are different from, or in addition to, interests of HomeStreet shareholders generally and may create potential conflicts of interest. The HomeStreet board of directors was aware of these interests and considered them when evaluating and negotiating the merger agreement, the merger and the other transactions contemplated by the merger agreement, and in unanimously recommending to HomeStreet shareholders that they vote in favor of the HomeStreet articles amendment proposal, the HomeStreet share issuance proposal, the HomeStreet new equity incentive plan proposal, the HomeStreet merger-related compensation proposal and the HomeStreet adjournment proposal. See the section entitled “—Interests of HomeStreet’s Directors and Executive Officers in the Merger” for more information.
For the reasons set forth above, the HomeStreet board of directors unanimously determined that the merger was fair to, advisable and in the best interests of HomeStreet and its shareholders and unanimously adopted and approved the merger agreement and the transactions contemplated thereby, including the merger (which was also approved by the board of directors of HomeStreet Bank in a joint board capacity with the HomeStreet board of directors) and entry into the merger agreement by HomeStreet and HomeStreet Bank. The HomeStreet board of directors recommends that HomeStreet shareholders vote “FOR” the HomeStreet articles amendment proposal, “FOR” the HomeStreet share issuance proposal, “FOR” the HomeStreet new equity incentive plan proposal, “FOR” the HomeStreet merger-related compensation proposal and “FOR” the HomeStreet adjournment proposal.

Mechanics’ Reasons for the Merger; Recommendation of the Mechanics Board of Directors
In reaching its decision to approve the merger agreement and the transactions contemplated thereby, including the merger, and to recommend that Mechanics shareholders approve the merger agreement and the transactions contemplated thereby, including the merger, and the principal terms thereof, the Mechanics board of directors reviewed and discussed with Mechanics’ management and with Mechanics’ financial and legal advisors the terms of the merger agreement and the transactions contemplated thereby, and considered a number of factors, including the following:
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each of Mechanics’, HomeStreet’s and the combined company’s business, operations, financial condition, asset quality, earnings and prospects. In reviewing these factors, including the information obtained through due diligence (including Mechanics’ diligence of HomeStreet in 2024), the Mechanics board of directors considered its assessment that HomeStreet’s business, operations, risk profile and geographic footprint complement those of Mechanics, and that the merger and the other transactions contemplated by the merger agreement would result in a combined company with a larger scale and market presence than Mechanics on a standalone basis, and would thereby enable Mechanics to serve an expanded customer base, more effectively compete with larger institutions, make strategic investments in technology and digital banking and position Mechanics for accelerated growth;

•	the anticipated pro forma financial impact of the merger on the combined company, including the expected positive impact on certain financial metrics;
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the strategic rationale for the merger, including the strengthening of the combined company’s competitive position in attractive markets and the enhanced ability of the combined company to deliver a broad range of banking services to consumers and businesses in Washington, Oregon and California;

•	the Mechanics board of directors’ belief that the combined company will be able to achieve and maintain a low cost of deposits;
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the Mechanics board of directors’ belief that HomeStreet’s earnings and prospects, and the synergies and other financial and operational benefits potentially available in the merger, would create the opportunity for the combined company to have superior future earnings and prospects compared to Mechanics’ earnings and prospects on a standalone basis;

•
the fact that 100% of the merger consideration would be in the form of HomeStreet common stock and existing Mechanics shareholders would own approximately 91.7% of the outstanding common stock in the combined company on an economic basis and 91.3% of the voting power in the combined company immediately after the merger, and that existing Mechanics shareholders would continue to participate in potential future growth of the combined company, proportionate to their ownership of the combined company, including any potential growth as a result of the combined company’s enhanced size and access to capital and improved earnings and prospects;

•
the complementary nature of the relationship-based cultures of the two companies, including with respect to corporate purpose, strategic focus, target markets, client service, credit profiles, risk management, community development and focus on innovation, and the Mechanics board of directors’ belief that the complementary cultures would facilitate the successful integration and implementation of the transaction;

•	the expectation that, following the merger, the combined company would be a leading regional bank on the West Coast;
•
the Mechanics board of directors’ conclusion after its analysis that Mechanics and HomeStreet have complementary businesses and prospects due to the nature of the markets they serve and products they offer, and the expectation that the transaction would provide economies of scale, enhanced ability to invest in technology and innovation, expanded product offerings, cost savings opportunities, enhanced opportunities for growth and improvement in risk-adjusted returns through a more diversified revenue mix and strong fee-based income sources;

•	the scale and capabilities to accelerate investments in digital capabilities, while also leveraging existing technology, in order to enhance the client and customer experience;
•	the expanded possibilities for growth that would be available to the combined company, given its larger size, asset base, capabilities, capital and footprint;

•	the ability to leverage the scale and capabilities of the combined company to accelerate retail banking and lending initiatives;
•	the expectation of cost savings and revenue synergies resulting from the merger;
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Mechanics’ and the Ford Entities’ past record of realizing projected financial goals with respect to strategic initiatives and successfully integrating and executing on such strategic initiatives, which will mitigate the execution risk of integrating Mechanics and HomeStreet and realizing the potential benefits of the merger;

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the terms of the merger agreement, the exchange ratios in relation to the respective financial and growth profiles of Mechanics and HomeStreet and the fact that the exchange ratios are fixed, which the Mechanics board of directors believed was consistent with market practice for transactions of this type and with the strategic purpose of the transaction;

•
the provisions of the merger agreement setting forth the corporate governance of the combined company, including that, upon the closing, the combined company’s board of directors would be comprised of the legacy Mechanics directors and one legacy HomeStreet director chosen by Mechanics, which the Mechanics board of directors believed would enhance the likelihood that the strategic benefits of the merger would be realized and would enable existing Mechanics directors to effectively determine the officers of the combined company;

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the execution by Mechanics and HomeStreet of a consulting agreement with Mr. Mason pursuant to which Mr. Mason will be retained as a consultant to perform certain transitional services beginning on the day following the closing of the merger, the extension of the non-competition provisions of Mr. Mason’s employment agreement, and the Mechanics board of directors’ belief that Mr. Mason’s services would enhance the likelihood that the strategic benefits of the merger would be realized;

•
the Mechanics board of directors’ understanding of the current and prospective environment in which Mechanics and HomeStreet operate, including national, regional and local economic conditions, the interest rate environment, the accelerating pace of technological change in the banking industry, increased operating costs resulting from regulatory and compliance mandates and other economic factors, the competitive environment for financial institutions generally, and the likely effect of these factors on Mechanics both with and without the merger;

•
the Mechanics board of directors’ review and discussions with Mechanics’ management and advisors concerning Mechanics’ due diligence examination of HomeStreet, including HomeStreet’s operations, financial condition, loan portfolio and legal and regulatory compliance programs and prospects;

•	the Mechanics board of directors’ expectation that the combined company would have a strong capital position and excellent asset quality upon completion of the merger;
•	the Mechanics board of directors’ expectation that the required regulatory approvals could be obtained in a timely fashion;
•	the expected treatment of the merger as a “reorganization” within the meaning of Section 368(a) of the Code;
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the retention of the Mechanics name for the surviving bank, Mechanics Bancorp for the combined company and the anticipated benefits to the combined enterprise arising from the goodwill and brand equity associated with the “Mechanics” name;

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its review with Mechanics’ outside financial advisor, J.P. Morgan, of the financial position of Mechanics and HomeStreet, including the financial terms of the merger agreement and the other transactions contemplated by the merger agreement; and

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its review with Mechanics’ outside legal advisor, Wachtell, Lipton, Rosen & Katz, of the terms of the merger agreement and the related transaction documents, including the representations and warranties, covenants, deal protection and termination provisions, tax treatment, closing conditions and post-closing governance arrangements.

The Mechanics board of directors also considered potential risks related to the merger but concluded that the anticipated benefits of the merger were likely to outweigh these risks. These potential risks include:
•	the possibility of encountering difficulties in achieving anticipated synergies and cost savings in the amounts estimated or in the time frame contemplated;
•	the possibility of encountering difficulties in successfully integrating Mechanics’ and HomeStreet’s businesses, operations and workforces;
•	the risk of losing key Mechanics or HomeStreet employees during the pendency of the merger and thereafter;
•	the fixed exchange ratio component of the merger consideration, which will not adjust to compensate for potential declines in the stock price of HomeStreet prior to completion of the merger;
•
certain anticipated merger-related costs, which could also be higher than expected, and the fact that Mechanics expects to incur a number of non-recurring costs in connection with the merger even if the merger is not ultimately completed;

•	the possible diversion of management attention and resources from the operation of Mechanics’ business or other strategic opportunities towards the completion of the merger;
•
the fact that the merger agreement places certain restrictions on the conduct of Mechanics’ business prior to the completion of the merger, which could potentially delay or prevent Mechanics from undertaking business opportunities that might arise or certain other actions it might otherwise take with respect to its operations absent the pendency of the merger;

•
the regulatory and other approvals required in connection with the merger, consideration of the relevant factors assessed by the regulators for the approvals and the parties’ evaluation of those factors and the risk that such regulatory approvals may not be received in a timely manner or at all or may impose unacceptable conditions;

•
the risk that the merger may not be completed despite the combined efforts of Mechanics and HomeStreet or that completion of the merger may be unduly delayed, including as a result of factors outside of either party’s control;

•	the potential for legal claims challenging the merger; and
•	the other risks described under the sections entitled “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements.”
The foregoing discussion of the information and factors considered by the Mechanics board of directors is not intended to be exhaustive, but includes the material factors considered by the Mechanics board of directors. In reaching its decision to approve the merger agreement and the transactions contemplated thereby, including the merger, the Mechanics board of directors did not quantify or assign any relative weights to the factors considered, and individual directors may have given different weights to different factors. The Mechanics board of directors considered all these factors as a whole, including through its discussions with Mechanics’ management and financial and legal advisors, in evaluating the merger agreement and the transactions contemplated thereby, including the merger.
The Mechanics board of directors realized that there can be no assurance about future results, including results expected or considered in the factors listed above, such as assumptions regarding anticipated cost savings or synergies. The Mechanics board of directors concluded, however, that the potential positive factors outweighed the potential risks of completing the merger.
In considering the recommendation of the Mechanics board of directors, you should be aware that certain directors and executive officers of Mechanics may have interests in the merger that are different from, or in addition to, interests of Mechanics shareholders generally and may create potential conflicts of interest. The Mechanics board of directors was aware of these interests and considered them when evaluating and negotiating the merger agreement, the merger and the other transactions contemplated by the merger agreement, and in recommending to Mechanics shareholders that they vote in favor of the merger proposal. See the section entitled “—Interests of Mechanics Directors and Executive Officers in the Merger” for more information.
It should be noted that this explanation of the reasoning of the Mechanics board of directors and the other information presented in this section is forward-looking in nature and, therefore, should be read in light of the future factors discussed in the section entitled “Cautionary Statement Regarding Forward-Looking Statements.”

For the reasons set forth above, the Mechanics board of directors unanimously recommends that Mechanics shareholders execute and deliver a written consent to approve the Mechanics merger proposal.
Opinion of HomeStreet’s Financial Advisor
HomeStreet engaged Keefe, Bruyette & Woods, Inc. (“KBW”) to render financial advisory and investment banking services to HomeStreet, including an opinion to the HomeStreet board of directors as to the fairness, from a financial point of view, to HomeStreet of the consideration to be paid to holders of Mechanics common stock in the merger. HomeStreet selected KBW because KBW is a nationally recognized investment banking firm with substantial experience in transactions similar to the merger. As part of its investment banking business, KBW is continually engaged in the valuation of financial services businesses and their securities in connection with mergers and acquisitions.
As part of its engagement, representatives of KBW attended the meeting of the HomeStreet board held on March 27, 2025 at which the HomeStreet board evaluated the merger. At this meeting, KBW reviewed the financial aspects of the merger and subsequently, on March 28, 2025, at a meeting of the HomeStreet Board, rendered an opinion, which was initially rendered verbally and subsequently confirmed in a written opinion issued by KBW on such date, to the HomeStreet board of directors to the effect that, as of such date and subject to the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review undertaken by KBW as set forth in such opinion, the consideration to be paid to holders of Mechanics common stock in the merger was fair, from a financial point of view, to HomeStreet. On March 28, 2025 the HomeStreet board approved the merger agreement.
The description of the opinion set forth herein is qualified in its entirety by reference to the full text of the opinion, which is attached as Annex E to this document and is incorporated herein by reference, and describes the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review undertaken by KBW in preparing the opinion.
KBW’s opinion speaks only as of the date of the opinion. The opinion was for the information of, and was directed to, the HomeStreet board (in its capacity as such) in connection with its consideration of the financial terms of the merger. The opinion addressed only the fairness, from a financial point of view, of the consideration to be paid to holders of Mechanics common stock in the merger to HomeStreet. It did not address the underlying business decision of HomeStreet to engage in the merger or enter into the merger agreement or constitute a recommendation to the HomeStreet board in connection with the merger, and it does not constitute a recommendation to any holder of HomeStreet common stock or any shareholder of any other entity as to how to vote or act in connection with the merger or any other matter, nor does it constitute a recommendation as to whether or not any such shareholder should enter into a voting, shareholders’, affiliates’ or other agreement with respect to the merger or exercise any dissenters’ or appraisal rights that may be available to such shareholder.
KBW’s opinion was reviewed and approved by KBW’s Fairness Opinion Committee in conformity with its policies and procedures established under the requirements of Rule 5150 of the Financial Industry Regulatory Authority.
In connection with the opinion, KBW reviewed, analyzed and relied upon material bearing upon the financial and operating condition of HomeStreet and Mechanics and bearing upon the merger, including, among other things:
•	an execution version of the merger agreement dated March 28, 2025;
•	the audited financial statements and Annual Reports on Form 10-K for the three fiscal years ended December 31, 2024 of HomeStreet;
•	the audited financial statements for the three fiscal years ended December 31, 2024 of Mechanics;
•
certain regulatory filings of HomeStreet and Mechanics and their respective subsidiaries, including as applicable, the quarterly or semi-annual reports on Form FR Y-9C or FR Y-9SP and the quarterly call reports required to be filed (as the case may be) with respect to each quarter during the three-year period ended December 31, 2024;

•	certain other interim reports and other communications of HomeStreet and Mechanics to their respective shareholders; and
•
other financial information concerning the businesses and operations of HomeStreet and Mechanics furnished to KBW by HomeStreet and Mechanics or that KBW was otherwise directed to use for purposes of its analyses.

KBW’s consideration of financial information and other factors that it deemed appropriate under the circumstances or relevant to its analyses included, among others, the following:
•	the historical and current financial position and results of operations of HomeStreet and Mechanics;
•	the assets and liabilities of HomeStreet and Mechanics;
•	a comparison of certain financial information for HomeStreet and Mechanics with similar information for certain other companies the securities of which are publicly traded;
•
financial and operating forecasts and projections of HomeStreet that were prepared by HomeStreet management, provided to and discussed with KBW by such management, and used and relied upon by KBW at the direction of such management and with the consent of the HomeStreet board;

•
financial and operating forecasts and projections of Mechanics that were prepared by Mechanics management, provided to and discussed with KBW by such management, and used and relied upon by KBW based on such discussions, at the direction of HomeStreet management and with the consent of the HomeStreet board; and

•
estimates regarding certain pro forma financial effects of the merger on HomeStreet and Mechanics (including, without limitation, the cost savings expected to result or be derived from the merger) that were prepared by Mechanics management, provided to and discussed with KBW by such management and used and relied upon by KBW based on such discussions, at the direction of HomeStreet management and with the consent of the HomeStreet board.

KBW also performed such other studies and analyses as it considered appropriate and took into account its assessment of general economic, market and financial conditions and its experience in other transactions, as well as its experience in securities valuation and knowledge of the banking industry generally. KBW also participated in discussions held by the managements of HomeStreet and Mechanics regarding the past and current business operations, regulatory relations, financial condition and future prospects of their respective companies and such other matters as KBW deemed relevant to its inquiry. In addition, KBW considered the results of the efforts undertaken by HomeStreet, with KBW’s assistance, to solicit indications of interest from third parties regarding a potential transaction with HomeStreet.
In conducting its review and arriving at its opinion, KBW relied upon and assumed the accuracy and completeness of all of the financial and other information that was provided to or discussed with it or that was publicly available and KBW did not independently verify the accuracy or completeness of any such information or assume any responsibility or liability for such verification, accuracy or completeness. KBW relied upon the management of HomeStreet as to the reasonableness and achievability of the financial and operating forecasts and projections of HomeStreet referred to above (and the assumptions and bases therefor), and KBW assumed that such forecasts and projections represented the best currently available estimates and judgments of such management and that such forecasts and projections would be realized in the amounts and in the time periods estimated by such management. KBW further relied, with the consent of the HomeStreet board, upon Mechanics management as to the reasonableness and achievability of the financial and operating forecasts and projections of Mechanics referred to above (and the assumptions and bases therefor), and KBW assumed that such forecasts and projections were reasonably prepared and represented the best available estimates and judgments of such management and that such forecasts and projections would be realized in the amounts and in the time periods estimated by such management. In addition, KBW relied, with the consent of the HomeStreet board, upon the respective managements of HomeStreet and Mechanics as to the reasonableness and achievability of the estimates regarding certain pro forma financial effects of the merger on HomeStreet and Mechanics (including, without limitation, the cost savings expected to result or be derived from the merger), all as referred to above (and the assumptions and bases for all such information), and KBW assumed that such information was reasonably prepared and represented the best available estimates and judgments of such managements and that the forecasts, projections and estimates reflected in such information would be realized in the amounts and in the time periods estimated by such managements.
It is understood that the portion of the foregoing financial information of HomeStreet and Mechanics that was provided to KBW was not prepared with the expectation of public disclosure and that all of the foregoing financial information was based on numerous variables and assumptions that are inherently uncertain (including, without limitation, factors related to general economic and competitive conditions and, in particular, as of the date of the opinion, the widespread disruption, extraordinary uncertainty and unusual volatility arising from global tensions and political unrest, economic uncertainty, inflation, prolonged higher interest rates, the COVID-19 pandemic and, in the case of the banking industry, recent actual or threatened regional bank failures, including the effect of evolving governmental interventions and non-interventions) and, accordingly, actual results could vary significantly from those set forth in such information. KBW assumed, based on discussions with the respective managements of HomeStreet and Mechanics and with the consent of the HomeStreet board, that all such information provided a reasonable basis upon which KBW could form its opinion and KBW expressed no view as to any such information or the assumptions or bases therefor. KBW relied on all such information without independent verification or analysis and did not in any respect assume any responsibility or liability for the accuracy or completeness thereof.
KBW also assumed that there were no material changes in the assets, liabilities, financial condition, results of operations, business or prospects of either HomeStreet or Mechanics since the date of the last financial statements of each such entity that were made available to KBW. KBW is not an expert in the independent verification of the adequacy of allowances for loan and lease losses and KBW assumed, without independent verification and with the consent of the HomeStreet board, that the aggregate allowances for loan and lease losses for each of HomeStreet and Mechanics are adequate to cover such losses. In rendering its opinion, KBW did not make or obtain any evaluations or appraisals or physical inspection of the property, assets or liabilities (contingent or otherwise) of HomeStreet or Mechanics, the collateral securing any of such assets or liabilities, or the collectability of any such assets, nor did KBW examine any individual loan or credit files, nor did it evaluate the solvency, financial capability or fair value of HomeStreet or Mechanics under any state or federal laws, including those relating to bankruptcy, insolvency or other matters. KBW made note of the classification by each of HomeStreet and Mechanics of its loans and owned securities as either held for investment, on the one hand, or held for sale, on the other hand, and also reviewed reported fair value marks-to-market and other reported valuation information, if any, relating to such loans or owned securities contained in the respective financial statements of HomeStreet and Mechanics, but KBW expressed no view as to any such matters. Estimates of values of companies and assets do not purport to be appraisals or necessarily reflect the prices at which companies or assets may actually be sold. Such estimates are inherently subject to uncertainty and should not be taken as KBW’s view of the actual value of any companies or assets.
KBW assumed, in all respects material to its analyses:
•
the merger and any related transactions would be completed substantially in accordance with the terms set forth in the merger agreement (the final terms of which KBW assumed would not differ in any respect material to its analyses from the execution version reviewed by KBW and referred to above), with no adjustments to the consideration to be paid to holders of Mechanics common stock and with no other consideration or payments in respect of HomeStreet common stock or Mechanics common stock;

•	the representations and warranties of each party in the merger agreement and in all related documents and instruments referred to in the merger agreement were true and correct;
•	each party to the merger agreement and all related documents would perform all of the covenants and agreements required to be performed by such party under such documents;
•
there are no factors that would delay or subject to any adverse conditions, any necessary regulatory or governmental approval for the merger or any related transactions and that all conditions to the completion of the merger and any related transactions would be satisfied without any waivers or modifications to the merger agreement or any of the related documents; and

•
in the course of obtaining the necessary regulatory, contractual, or other consents or approvals for the merger and any related transactions, no restrictions, including any divestiture requirements, termination or other payments or amendments or modifications, would be imposed that would have a material adverse effect on the future results of operations or financial condition of HomeStreet, Mechanics or the pro forma entity, or the contemplated benefits of the merger, including without limitation the cost savings expected to result or be derived from the merger.

KBW assumed that the merger would be consummated in a manner that complies with the applicable provisions of the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and all other applicable federal and state statutes, rules and regulations. KBW was further advised by representatives of HomeStreet that

HomeStreet relied upon advice from its advisors (other than KBW) or other appropriate sources as to all legal, financial reporting, tax, accounting and regulatory matters with respect to HomeStreet, HomeStreet Bank, Mechanics, the merger and any related transaction, and the merger agreement. KBW did not provide advice with respect to any such matters.
KBW’s opinion addressed only the fairness, from a financial point of view, as of the date of such opinion, of the consideration to be paid to holders of Mechanics common stock in the merger to HomeStreet. KBW expressed no view or opinion as to any other terms or aspects of the merger or any term or aspect of any related transactions, including without limitation, the form or structure of the merger or any such related transaction, any consequences of the merger or any such related transaction to HomeStreet, its shareholders, creditors or otherwise, or any terms, aspects, merits or implications of any employment, consulting, voting, support, shareholder or other agreements, arrangements or understandings contemplated or entered into in connection with the merger or otherwise. KBW’s opinion was necessarily based upon conditions as they existed and could be evaluated on the date of such opinion and the information made available to KBW through such date. There is currently significant volatility in the stock and other financial markets arising from, as of the date of the opinion, global tensions and political unrest, economic uncertainty, inflation, prolonged higher interest rates, the COVID-19 pandemic and, in the case of the banking industry, recent actual or threatened regional bank failures, including the effect of evolving governmental interventions and non-interventions. Developments subsequent to the date of KBW’s opinion may have affected, and may affect, the conclusion reached in KBW’s opinion and KBW did not and does not have an obligation to update, revise or reaffirm its opinion. KBW’s opinion did not address, and KBW expressed no view or opinion with respect to:
•	the underlying business decision of HomeStreet to engage in the merger or enter into the merger agreement;
•	the relative merits of the merger as compared to any strategic alternatives that are, have been or may be available to or contemplated by HomeStreet or the HomeStreet board;
•
the fairness of the amount or nature of any compensation to be received by any of HomeStreet’s officers, directors or employees, or any class of such persons, relative to any compensation to the holders of HomeStreet common stock;

•
the effect of the merger or any related transaction on, or the fairness of the consideration to be received by, holders of any class of securities of HomeStreet or holders of any class of securities of Mechanics or any other party to any transaction contemplated by the merger agreement;

•	the actual value of HomeStreet common stock to be issued in the merger;
•
the prices, trading range or volume at which HomeStreet common stock will trade following the public announcement of the merger or the price, trading range or volume at which HomeStreet common stock would trade following the consummation of the merger;

•	any advice or opinions provided by any other advisor to any of the parties to the merger or any other transaction contemplated by the merger agreement; or
•
any legal, regulatory, accounting, tax or similar matters relating to HomeStreet, HomeStreet Bank, Mechanics, any of their respective shareholders, or relating to or arising out of or as a consequence of the merger or any related transactions, including whether or not the merger would qualify as a tax-free reorganization for United States federal income tax purposes.

In performing its analyses, KBW made numerous assumptions with respect to industry performance, general business, economic, market and financial conditions and other matters, which are beyond the control of KBW, HomeStreet, HomeStreet Bank and Mechanics. Any estimates contained in the analyses performed by KBW are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by these analyses. Additionally, estimates of the value of businesses or securities do not purport to be appraisals or to reflect the prices at which such businesses or securities might actually be sold. Accordingly, these analyses and estimates are inherently subject to substantial uncertainty. In addition, the KBW opinion was among several factors taken into consideration by the HomeStreet board in making its determination to approve the merger agreement and the transactions contemplated thereby, including the merger. Consequently, the analyses described below should not be viewed as determinative of the decision of the HomeStreet board with respect to the fairness of the consideration to be paid to holders of Mechanics common stock to HomeStreet. The type and amount of consideration payable in the merger were determined through negotiation between HomeStreet and Mechanics and the decision of HomeStreet to enter into the merger agreement was solely that of the HomeStreet board.
The following is a summary of the material financial analyses presented by KBW to the HomeStreet board in connection with its opinion. The summary is not a complete description of the financial analyses underlying the opinion or the presentation made by KBW to the HomeStreet board, but summarizes the material analyses performed and presented in connection with such opinion. The financial analyses summarized below include information presented in tabular format. The tables alone do not constitute a complete description of the financial analyses. The preparation of a fairness opinion is a complex analytic process involving various determinations as to appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. Therefore, a fairness opinion is not readily susceptible to partial analysis or summary description. In arriving at its opinion, KBW did not attribute any particular weight to any analysis or factor that it considered, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, KBW believes that its analyses and the summary of its analyses must be considered as a whole and that selecting portions of its analyses and factors or focusing on the information presented below in tabular format, without considering all analyses and factors or the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the process underlying its analyses and opinion.
Mechanics Selected Companies Analysis. Using publicly available information, KBW compared the financial performance, financial condition and market performance of Mechanics to 9 selected major exchange-traded banks headquartered in the Western region of the United States (Alaska, Arizona, California, Colorado, Hawaii, Idaho, Montana, New Mexico, Nevada, Oregon, Utah, Washington, and Wyoming) with total assets between $9.5 billion and $30 billion. Merger targets, ethnic-focused banks, online banks (Axos Financial, Inc. and LendingClub Corporation) and WaFd, Inc., a legacy thrift, were excluded from the selected companies.
The selected companies were as follows (shown by column in descending order of total assets):

First Interstate BancSystem, Inc.	Banner Corporation
Glacier Bancorp, Inc.	CVB Financial Corp.
First Hawaiian, Inc.	National Bank Holdings Corporation
Bank of Hawaii Corporation	TriCo Bancshares
Pacific Premier Bancorp, Inc.

To perform this analysis, KBW used profitability and other financial information as of or for the latest twelve months (“LTM”) or most recent completed fiscal quarter ended December 31, 2024 (“MRQ”) and closing market price information as of March 27, 2025. KBW also used 2025 and 2026 EPS estimates taken from publicly available consensus “street estimates” for the selected companies. Where consolidated holding company level financial data for the selected companies was unreported, subsidiary bank level data was utilized to calculate ratios. Certain financial data presented in the tables below may not correspond to the data presented in Mechanics’ historical financial statements as a result of the different periods, assumptions and methods used to compute the financial data presented.
KBW’s analysis showed the following concerning the financial performance of Mechanics and the selected companies:

		Selected Companies
	Mechanics	75th Percentile	Average	Median	25th Percentile
MRQ Core Return on Average Assets(1)	1.31%	1.23%	1.06%	1.17%	0.85%
MRQ Core Return on Average Tangible Common Equity(1)	15.19%	14.40%	12.63%	12.86%	10.49%
MRQ Net Interest Margin	3.39%	3.76%	3.24%	3.18%	3.02%
MRQ Fee Income / Revenue(2)	12.3%	17.3%	17.0%	16.1%	13.8%
MRQ Non Interest Expense / Average Assets	2.04%	2.02%	2.14%	2.14%	2.46%
MRQ Efficiency Ratio	55.4%	57.6%	59.0%	60.3%	61.1%

(1)
Based on core net income after taxes and before extraordinary items, excluding gain on the sale of available for sale securities, amortization of intangibles, goodwill and nonrecurring items as defined by S&P Global.

(2)	Excludes gain/(loss) on sale of securities.

KBW’s analysis also showed the following concerning the financial condition of Mechanics and the selected companies:

		Selected Companies
	Mechanics	75th Percentile	Average	Median	25th Percentile
Tangible Common Equity / Tangible Assets	9.09%	9.81%	8.71%	8.83%	7.55%
Total Capital Ratio	17.14%	15.71%	15.67%	15.04%	14.49%
Loans Held for Investment (“HFI”) / Deposits	69.2%	71.4%	79.7%	83.2%	84.0%
Loan Loss Reserves / Loans	0.92%	1.37%	1.26%	1.19%	1.11%
Nonperforming Assets / Loans + Other Real Estate Owned (“OREO”)	0.27%	0.14%	0.39%	0.34%	0.55%
Net Charge-offs / Average Loans	0.44%	0.05%	0.20%	0.10%	0.11%

KBW’s analysis showed the following concerning the market performance of Mechanics and the selected companies:

		Selected Companies
	Mechanics	75th Percentile	Average	Median	25th Percentile
One-Year Stock Price Change	(14.8%)	12.3%	10.7%	11.5%	6.4%
Year-to-Date Stock Price Change	(19.6%)	(4.5%)	(7.9%)	(8.8%)	(10.8%)
Price / Tangible Book Value per Share	96%	193%	172%	159%	148%
Price / 2025 EPS Estimate	7.2x(1)	16.7x	14.4x	12.7x	12.2x
Price / 2026 EPS Estimate	6.5x(1)	14.1x	12.4x	11.7x	11.2x
Dividend Yield	6.9%(2)	4.2%	4.1%	4.0%	3.0%
LTM Dividend Payout Ratio	46.7%(3)	80.0%	61.4%	58.1%	39.3%

(1)	Estimates per Mechanics management.
(2)	Calculated using FY’24 dividends per share.
(3)
Calculated using core net income. Core net income after taxes and before extraordinary items, excluding gain on the sale of available for sale securities, amortization of intangibles, goodwill and nonrecurring items as defined by S&P Global.

No company used as a comparison in the above selected companies analysis is identical to Mechanics. Accordingly, an analysis of these results is not mathematical. Rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies involved.
HomeStreet Selected Companies Analysis. Using publicly available information, KBW compared the financial performance, financial condition and market performance of HomeStreet to 7 selected major exchange-traded banks headquartered in the Western region of the United States (Alaska, Arizona, California, Colorado, Hawaii, Idaho, Montana, New Mexico, Nevada, Oregon, Utah, Washington, and Wyoming) with total assets between $5 billion and $15 billion. Merger targets, ethnic-focused banks, and LendingClub Corporation, an online bank, were excluded from the selected companies.
The selected companies were as follows (shown by column in descending order of total assets):

National Bank Holdings Corporation	Heritage Financial Corporation
TriCo Bancshares	Westamerica Bancorporation
FirstSun Capital Bancorp	Heritage Commerce Corp.
Central Pacific Financial Corp.

To perform this analysis, KBW used profitability and other financial information as of or for LTM or MRQ ended December 31, 2024 and closing market price information as of March 27, 2025. KBW also used 2025 and 2026 earnings per share (“EPS”) estimates taken from publicly available consensus “street estimates” for HomeStreet and the selected companies. Certain financial data presented in the tables below may not correspond to the data presented in HomeStreet’s historical financial statements as a result of the different periods, assumptions and methods used to compute the financial data presented.

KBW’s analysis showed the following concerning the financial performance of HomeStreet and the selected companies:

		Selected Companies
	HomeStreet	75th Percentile	Average	Median	25th Percentile
MRQ Core Return on Average Assets(1)	(0.21%)(3)	1.36%	1.25%	1.23%	0.99%
MRQ Core Return on Average Tangible Common Equity(1)	(3.63%)(3)	14.42%	12.36%	12.86%	10.56%
MRQ Net Interest Margin	1.38%	4.00%	3.68%	3.76%	3.37%
MRQ Fee Income / Revenue(2)	26.5%	17.3%	15.0%	16.1%	13.9%
MRQ Non Interest Expense / Average Assets	2.07%	2.19%	2.37%	2.40%	2.50%
MRQ Efficiency Ratio	112.2%	57.3%	57.6%	61.4%	63.1%

(1)	Core net income after taxes and before extraordinary items, excluding gain on the sale of available for sale securities, amortization of intangibles, goodwill and nonrecurring items as defined by S&P Global.
(2)	Excludes gain/(loss) on sale of securities.
(3)	Excludes deferred tax valuation allowance and loss on sale of multifamily loans.
KBW’s analysis also showed the following concerning the financial condition of HomeStreet and the selected companies:

		Selected Companies
	HomeStreet	75th Percentile	Average	Median	25th Percentile
Tangible Common Equity / Tangible Assets	4.80%	10.88%	10.01%	9.72%	9.22%
Total Capital Ratio	12.23%	15.65%	16.20%	15.43%	15.27%
Loans HFI / Deposits	97.2%	76.4%	75.3%	83.7%	89.3%
Loan Loss Reserves / Loans	0.62%	1.60%	1.41%	1.37%	1.16%
Nonperforming Assets / Loans + OREO	1.55%	0.13%	0.40%	0.24%	0.58%
Net Charge-offs / Average Loans	0.01%	0.01%	0.10%	0.02%	0.19%

KBW’s analysis showed the following concerning the market performance of HomeStreet and the selected companies:

		Selected Companies
	HomeStreet	75th Percentile	Average	Median	25th Percentile
One-Year Stock Price Change	(37.7%)	20.6%	16.2%	11.5%	8.8%
Year-to-Date Stock Price Change	(17.1%)	(1.7%)	(3.5%)	(3.9%)	(6.0%)
Price / Tangible Book Value per Share	46%	152%	140%	138%	125%
Price / 2025 EPS Estimate	31.6x / 26.1x(1)	12.2x	11.6x	12.1x	11.3x
Price / 2026 EPS Estimate	9.9x / 5.7x(1)	11.2x	10.8x	11.1x	10.4x
Dividend Yield	0.0%	3.9%	3.3%	3.4%	3.1%
LTM Dividend Payout Ratio	0.0%	63.5%	44.9%	38.2%	35.1%

(1)
First multiple based on consensus “street estimates” for HomeStreet and second multiple based on estimates taken from financial and operating forecasts and projections of HomeStreet provided by HomeStreet management.

No company used as a comparison in the above selected companies analysis is identical to HomeStreet. Accordingly, an analysis of these results is not mathematical. Rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies involved.
Relative Contribution Analysis. KBW analyzed the relative standalone contribution of Mechanics and HomeStreet to various pro forma balance sheet and income statement items and the combined market capitalization of the combined company. This analysis did not include purchase accounting adjustments or cost savings. To perform this analysis, KBW used (i) balance sheet and net income data for Mechanics and HomeStreet as of or for the 12-month period ended December 31, 2024, (ii) financial and operating forecasts and projections of Mechanics provided by Mechanics management, (iii) financial and operating forecasts and projections of HomeStreet provided by HomeStreet management, (iv) market price information as of March 27, 2025. The results of KBW’s analysis are set forth in the following table, which also compares the results of KBW’s analysis with the respective implied pro forma ownership percentages of Mechanics shareholders and HomeStreet shareholders in the combined company based on the exchange ratios provided for in the merger agreement and share ownership information provided to KBW by Mechanics management and HomeStreet management:

	Mechanics % of Total	HomeStreet % of Total
Ownership:
Fully Diluted Ownership at 100% stock(1)	91.7%	8.3%
Market Information:
Pre-Transaction Market Capitalization(2)	88.4%	11.6%
Balance Sheet:
Assets	67.0%	33.0%
Gross Loans HFI	60.8%	39.2%
Deposits	68.5%	31.5%
Non-Interest Bearing Deposits	82.4%	17.6%
Tangible Common Equity	78.5%	21.5%
Tangible Common Equity (adj. for fair value marks)(3)	80.2%	19.8%
Income Statement:
2023 Core Earnings(4)	96.6%	3.4%
2024 Core Earnings(4)(5)	NM(7)	NM
2025 Estimated Earnings(6)	96.5%	3.5%
2026 Estimated Earnings(6)	86.9%	13.1%

(1)
Based on the 18,920,807.6 shares of HomeStreet common stock outstanding as of 3/27/2025, 151,927 unvested HomeStreet restricted stock units and 243,096 unvested HomeStreet performance stock units as of 3/27/2025, the product of (i) the Class A exchange ratio and (ii) 64,230.0724 Mechanics common shares outstanding at 3/27/2025 and 134.73 restricted stock units of Mechanics as of 3/27/2025.

(2)
Market capitalization as of 3/27/2025. Based on 18,920,807.6 HomeStreet common shares outstanding as of 3/27/2025 and 64,230.0724 Mechanics common shares outstanding at 3/27/2025 and calculated based on publicly available information regarding the price of HomeStreet common stock and Mechanics common stock.

(3)	Adjusted tangible book value per share based on 12/31/2024 balance sheet and 12/31/2024 fair value marks as disclosed in HomeStreet’s 2024 10-K filing and Mechanics’ 2024 Annual Report.
(4)
Based on core net income after taxes and before extraordinary items, excluding gain on the sale of available for sale securities, amortization of intangibles, goodwill and nonrecurring items as defined by S&P Global.

(5)	HomeStreet excludes deferred tax valuation allowance and loss on multifamily loan sale, assumes 24.5% tax rate.
(6)
Estimated earnings per Mechanics management and HomeStreet management, respectively. HomeStreet’s management estimates are shown on a tax effected basis. Using consensus estimates for HomeStreet in 2025 and 2026, the contribution of HomeStreet would be 2.9% and 7.9%, respectively.

(7)	Omitted as not meaningful (“NM”) because the Mechanics number was positive and the HomeStreet number was negative.
Pro Forma Financial Impact Analysis. KBW performed a pro forma financial impact analysis that combined projected income statement and balance sheet information of Mechanics and HomeStreet. Using (i) closing balance sheet estimates assumed as of September 30, 2025 for Mechanics and HomeStreet taken from Mechanics and HomeStreet management estimates, respectively, (ii) earnings projections for Mechanics and HomeStreet provided by Mechanics management and HomeStreet management, respectively, and (iii) pro forma assumptions (including, without limitation, the cost savings expected to result from the merger as well as certain purchase accounting and earnings adjustments and other merger-related adjustments and the restructuring charge assumed with respect thereto) provided by Mechanics management, KBW analyzed the potential financial impact of the merger on certain projected financial results of Mechanics. This analysis indicated that the merger could be accretive to Mechanics’ estimated 2026 EPS of $3,279.37 by 31.8% and could be accretive to Mechanics’ estimated tangible book value per share at closing assumed as of September 30, 2025 of $24,447.00 by 1.2%. The analysis also indicated that based on the consideration to be paid to holders of Mechanics common stock and the estimates and assumptions described above, the 2026 pro forma EPS of the combined company is $1.31 and the pro forma tangible book value per share is $7.49 at closing assumed as of September 30, 2025. Furthermore, the analysis indicated that, pro forma for the merger, each of Mechanics’ tangible common equity to tangible assets ratio, Tier 1 Leverage Ratio, Common Equity Tier 1 Ratio,

Tier 1 Capital Ratio and Total Risk-based Capital Ratio at closing assumed as of September 30, 2025 could be lower and each of HomeStreet’s ratios could be higher. For all of the above analysis, the actual results achieved by the combined company following the merger may vary from the projected results, and the variations may be material.
Mechanics Dividend Discount Model Analysis. KBW performed a dividend discount model analysis of Mechanics to estimate a range for the implied aggregate equity value of Mechanics. In this analysis, KBW applied management estimates for Mechanics and assumed long-term growth rates for Mechanics provided by Mechanics management, and KBW assumed discount rates ranging from 13.0% to 15.0% based on the cost of capital for comparable companies and the professional judgment of KBW. The range of values was derived by adding (i) the present value of the implied future excess capital available for dividends that Mechanics could generate over the period from December 31, 2025 through December 31, 2029 as a standalone company and (ii) the present value of Mechanics’ implied terminal value at the end of such period. The analysis utilized the assumptions provided by HomeStreet management that Mechanics would maintain a tangible common equity to tangible assets ratio of 8.00% and would retain sufficient earnings to maintain that level. In calculating the terminal value of Mechanics, KBW applied a range of 12.0x to 16.0x Mechanics’ estimated 2029 earnings based on comparable companies and the professional judgment of KBW. This dividend discount model analysis resulted in a range of implied aggregate equity value of Mechanics of $2,606 million to $3,414 million.
The dividend discount model analysis is a widely used valuation methodology, but the results of such methodology are highly dependent on the assumptions that must be made, including asset and earnings growth rates, terminal values, and discount rates. The foregoing dividend discount model analysis did not purport to be indicative of the actual values or expected values of Mechanics or the pro forma combined company.
HomeStreet Dividend Discount Model Analysis. KBW performed a dividend discount model analysis of HomeStreet to estimate a range for the implied equity value of HomeStreet. In this analysis, KBW utilized financial forecasts and projections relating to the assets and earnings of HomeStreet provided by HomeStreet management, and KBW assumed discount rates ranging from 14.0% to 16.0% based on the cost of capital for comparable companies and the professional judgment of KBW. The range of values was derived by adding (i) the present value of the implied future excess capital available for dividends that HomeStreet could generate over the period from December 31, 2025 through December 31, 2029 and (ii) the present value of HomeStreet’s implied terminal value at the end of such period. The analysis utilized the assumptions provided by HomeStreet management that HomeStreet would maintain a tangible common equity to tangible assets ratio of 8.00% and would retain sufficient earnings to maintain that level. In calculating the terminal value of HomeStreet, KBW applied a range of 8.0x to 12.0x HomeStreet’s estimated 2029 earnings based on comparable companies and the professional judgment of KBW. This dividend discount model analysis resulted in a range of implied values per share of HomeStreet common stock of $3.59 to $9.22.
The dividend discount model analysis is a widely used valuation methodology, but the results of such methodology are highly dependent on the assumptions that must be made, including asset and earnings growth rates, terminal values, and discount rates. The foregoing dividend discount model analysis did not purport to be indicative of the actual values or expected values of HomeStreet or the pro forma combined company.
Illustrative Pro Forma Combined Dividend Discount Model Analysis. KBW performed an illustrative dividend discount model analysis of the pro forma combined company. In this analysis, KBW used financial forecasts and projections relating to the earnings and assets of Mechanics provided by Mechanics management, financial forecasts and projections relating to the earnings and assets of HomeStreet provided by HomeStreet management, and pro forma assumptions (including, without limitation, the cost savings expected to result from the merger as well as certain purchase accounting adjustments and other merger-related adjustments and restructuring charges assumed with respect thereto) provided by Mechanics management, and KBW assumed discount rates ranging from 13.0% to 15.0% based on the capital asset pricing model and the professional judgment of KBW. An illustrative range for the implied equity value of the pro forma combined company was derived by adding (i) the present value of the implied future excess capital available for dividends that the pro forma combined company could generate over the period from September 30, 2025 through December 31, 2030 and (ii) the present value of the pro forma combined company’s implied terminal value at the end of such period, in each case applying the pro forma assumptions. This analysis utilized the assumptions provided by HomeStreet management that the pro forma combined company would maintain a tangible common equity to tangible assets ratio of 8.00% and would retain sufficient earnings to maintain that level. In calculating implied terminal values of the pro forma combined company, KBW applied a range of 12.0x to 16.0x the pro forma combined company’s estimated 2030 earnings based on similar multiples for comparable companies and the professional judgment of KBW. This dividend discount model analysis resulted in an illustrative range of implied values for each share of the combined company that existing HomeStreet shareholders would have as a result of the merger of $15.07 to $19.91.
The dividend discount model analysis is a widely used valuation methodology, but the results of such methodology are highly dependent on the assumptions that must be made, including asset and earnings growth rates, terminal values, and discount rates. The foregoing dividend discount model analysis did not purport to be indicative of the actual values or expected values of Mechanics or the pro forma combined company.
Miscellaneous. KBW acted as financial advisor to HomeStreet in connection with the merger and did not act as an advisor to or agent of any other person. As part of its investment banking business, KBW is continually engaged in the valuation of bank and bank holding company securities in connection with acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for various other purposes. As specialists in the securities of banking companies, KBW has experience in, and knowledge of, the valuation of banking enterprises. KBW and its affiliates, in the ordinary course of its and their broker-dealer businesses, may from time to time purchase securities from, and sell securities to, Mechanics, HomeStreet or any of their respective affiliates. In addition, as a market maker in securities, KBW and its affiliates may from time to time have a long or short position in, and buy or sell, debt or equity securities of Mechanics or HomeStreet for its and their own respective accounts and for the accounts of its and their respective customers and clients.
Pursuant to the KBW engagement agreement, HomeStreet agreed to pay KBW a cash fee equal to the greater of (i) $10,000,000 and (ii) 1.25% of the aggregate merger consideration, $500,000 of which became payable to KBW with the rendering of KBW’s opinion on March 28, 2025 and the balance of which is contingent upon the closing of the merger. HomeStreet also agreed to reimburse KBW for reasonable out-of-pocket expenses and disbursements incurred in connection with its retention and to indemnify KBW against certain liabilities relating to or arising out of KBW’s engagement or KBW’s role in connection therewith. Other than pursuant to the KBW engagement agreement, in the two years preceding the date of its opinion, KBW did not provide investment banking and financial advisory services to HomeStreet. In the two years preceding the date of its opinion, KBW did not provide investment banking and financial advisory services to Mechanics. KBW may in the future provide investment banking and financial advisory services to HomeStreet or Mechanics and receive compensation for such services.
Certain Unaudited Prospective Financial Information
While HomeStreet and Mechanics have from time to time provided limited financial guidance to investors, HomeStreet and Mechanics do not, as a matter of course, publicly disclose forecasts or internal projections as to their respective future performance, revenues, earnings, financial condition or other results given, among other reasons, the inherent uncertainty of the underlying assumptions and estimates.
However, in connection with the merger, HomeStreet and Mechanics are including in this proxy statement/prospectus/consent solicitation statement certain unaudited prospective financial information of Mechanics, which was prepared by Mechanics management and provided to HomeStreet management, and certain unaudited prospective financial information of HomeStreet, which was prepared by HomeStreet management, in each case on a standalone basis and without giving effect to the merger (collectively, the “prospective financial information”). The prospective financial information was provided to KBW (HomeStreet’s financial advisor) at the direction of HomeStreet management and with the consent of the HomeStreet board for use by KBW for the purpose of performing financial analyses that were presented by KBW to the HomeStreet board and in connection with its opinion, as described in the section entitled “The Merger—Opinion of HomeStreet’s Financial Advisor.” The estimates regarding certain pro forma financial effects of the merger on the combined company were prepared by Mechanics management, provided to and discussed with KBW by such management and used and relied upon by KBW, at the direction of HomeStreet management and with the consent of the HomeStreet board. The summary set forth below is included in this proxy statement/prospectus/consent solicitation statement solely for the purpose of providing HomeStreet shareholders access to certain nonpublic information made available to the HomeStreet board and KBW in connection with its opinion.

The prospective financial information was prepared in good faith and on a reasonable basis based on the information available to the preparers at the time of its preparation. However, there can be no assurance that the forecasts or projections will be realized, and actual results may vary materially from those shown in the prospective financial information. Neither HomeStreet nor Mechanics endorses the prospective financial information as necessarily predictive of actual future results.
Furthermore, although presented with numerical specificity, the prospective financial information reflects numerous estimates and assumptions made by HomeStreet and Mechanics’ management, as applicable, at the time such prospective financial information was prepared. The prospective financial information represents, as applicable, HomeStreet management’s evaluation of HomeStreet’s expected future financial performance on a standalone basis and Mechanics’ management’s evaluation of Mechanics’ expected future financial performance on a standalone basis, without reference to the merger (except as expressly set forth in the section entitled “—Estimates Regarding Certain Pro Forma Financial Effects”). In addition, since the prospective financial information covers multiple years, such information by its nature becomes subject to greater uncertainty with each successive year. These and the other estimates and assumptions underlying the prospective financial information involve judgments with respect to, among other things, economic, competitive, regulatory and financial market conditions and future business decisions that may not be realized and that are inherently subject to significant business, economic, competitive and regulatory uncertainties and contingencies, including, among other things, the inherent uncertainty of the business and economic conditions affecting the industries in which HomeStreet and Mechanics operate and the risks and uncertainties described under the sections entitled “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” and in the reports that HomeStreet files with the SEC from time to time, all of which are difficult to predict and many of which are outside the control of HomeStreet and Mechanics and will be beyond the control of the combined company following the completion of the merger. There can be no assurance that the underlying assumptions or projected results will be realized, and actual results likely will differ, and could differ materially, from those reflected in the prospective financial information, whether or not the merger is completed. Further, these assumptions do not include all potential actions that the management of HomeStreet or Mechanics could or might have taken during these time periods. The inclusion in this proxy statement/prospectus/consent solicitation statement of the prospective financial information below should not be regarded as an indication that HomeStreet, Mechanics or their respective boards of directors or advisors considered, or now consider, this prospective financial information to be material information to shareholders, particularly in light of the inherent risks and uncertainties associated with such prospective financial information.
This information was prepared solely for internal use and should not be construed as financial guidance and it should not be relied on as such. Except as otherwise set forth below, it does not take into account any circumstances or events occurring after the date it was prepared, including the transactions contemplated by the merger agreement or the possible financial and other effects on HomeStreet or Mechanics of the merger, and does not attempt to predict or suggest actual future results of the combined company following the completion of the merger or give effect to the merger, including the effect of negotiating or executing the merger agreement, the costs that may be incurred in connection with consummating the merger, the potential synergies that may be achieved by the combined company as a result of the merger, the effect on HomeStreet or Mechanics of any business or strategic decision or action that has been or will be taken as a result of the merger agreement having been executed, or the effect of any business or strategic decisions or actions which would likely have been taken if the merger agreement had not been executed, but which were instead altered, accelerated, postponed or not taken in anticipation of the merger. Further, the prospective financial information does not take into account the effect of any possible failure of the merger to occur. No assurances can be given that if the prospective financial information and the underlying assumptions had been prepared as of the date of this proxy statement/prospectus/consent solicitation statement, similar assumptions would be used. In addition, the prospective financial information may not reflect the manner in which the combined company would operate after the merger.
The accompanying prospective financial information was prepared separately using, in some cases, different assumptions, and the different estimates are not intended to be added together. Adding the prospective financial information of HomeStreet and Mechanics together is not intended to represent the results the combined company will achieve if the merger is completed and is not intended to represent forecasted financial information for the combined company if the merger is completed.
By including in this proxy statement/prospectus/consent solicitation statement a summary of the prospective financial information, none of HomeStreet, Mechanics or any of their respective representatives has made or makes any representation to any person regarding the ultimate performance of HomeStreet or Mechanics compared to the information contained in the prospective financial information or that the results reflected in the prospective financial information will be achieved. None of HomeStreet, Mechanics or, after completion of the merger, the combined company undertakes any obligation to update or otherwise revise the prospective financial information to reflect circumstances existing since their preparation or to reflect the occurrence of subsequent or unanticipated events, even in the event that any or all of the underlying assumptions are shown to be in error, or to reflect changes in general economic or industry conditions.
The prospective financial information summarized in this section is not being included in this proxy statement/prospectus/consent solicitation statement in order to induce any HomeStreet shareholder to vote in favor of any proposals to be voted on at the HomeStreet special meeting or any Mechanics shareholder to execute and return written consents in favor of the Mechanics merger proposal.
The accompanying prospective financial information was not prepared for the purpose of, or with a view toward, public disclosure or with a view toward complying with the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information, published guidelines of the SEC regarding forward-looking statements or generally accepted accounting principles. Subject to the above, the prospective financial information included in this section has been provided by HomeStreet’s management and Mechanics’ management as described in this section. No independent registered public accounting firm has audited, reviewed, examined, compiled or applied agreed-upon procedures with respect to the accompanying prospective financial information and, accordingly, no independent public account firm has expressed any opinion or given any other form of assurance with respect thereto or its achievability and assumes no responsibility for the prospective financial information and disclaims any association with the prospective financial information. The reports by Crowe LLP incorporated by reference in this proxy statement/prospectus/consent solicitation statement relate to HomeStreet’s and Mechanics’ previously issued financial statements. They do not extend to the prospective financial information and should not be read to do so.
In light of the foregoing, and taking into account that the HomeStreet special meeting will be held several months after the prospective financial information was prepared, as well as the uncertainties inherent in any forecasted information, HomeStreet shareholders and Mechanics shareholders are strongly cautioned not to place unwarranted reliance on such information, and HomeStreet and Mechanics urge all HomeStreet shareholders and Mechanics shareholders to review HomeStreet’s most recent SEC filings for descriptions of HomeStreet’s reported financial results and the financial statements of HomeStreet incorporated by reference into this proxy statement/prospectus/consent solicitation statement, as well as the financial statements of Mechanics included in this proxy statement/prospectus/consent solicitation statement. See the section entitled “Where You Can Find More Information” and “Financial Statements and Supplementary Data Index to Financial Statements” of this proxy statement/prospectus/consent solicitation statement.
Prospective Financial Information for HomeStreet
The following table presents certain prospective financial information for HomeStreet (collectively, the “HomeStreet prospective financial information”) that was used by KBW at the direction of HomeStreet management in the financial analyses performed by KBW in connection with KBW’s opinion, as described in the section entitled “The Merger—Opinion of HomeStreet’s Financial Advisor.”

($ in millions, except per share)	2025 Estimated	2026 Estimated
Net Income to Common Shareholders(1)	$7.0	$31.9
Diluted Earnings per Share	$0.36	$1.65
Total Assets	$7,402	$7,013

(1)	Reflects net income available to holders of HomeStreet common stock.
For purposes of extrapolating HomeStreet’s financial results after 2026, HomeStreet’s management provided KBW with, among other things, estimated long-term annual growth rates of 5.0% for HomeStreet’s net income and earnings per share for the years 2027 and thereafter.

Certain Internal Management Projections for Mechanics
The following table presents certain prospective financial information for Mechanics (collectively, the “Mechanics prospective financial information”) that was used by KBW at the direction of HomeStreet management in the financial analyses performed by KBW in connection with KBW’s opinion, as described in the section entitled “The Merger—Opinion of HomeStreet’s Financial Advisor.”

($ in millions, except per share)	2025 Estimated	2026 Estimated	2027 Estimated	2028 Estimated
Net Income to Common Shareholders(1)	$191.0	$211.0	$237.0	$255.8
Diluted Earnings per Share	$2,968.53	$3,279.37	$3,683.46	$3,975.51
Total Assets	$16,712	$16,943	$17,183	$17,951

(1)	Reflects net income available to holders of Mechanics common stock.
For purposes of extrapolating Mechanics’ financial results after 2028, Mechanics’ management provided KBW with, among other things, estimated long-term annual growth rates of 5.0% for Mechanics’ net income and earnings per share for the years 2029 and thereafter.
Estimates Regarding Certain Pro Forma Financial Effects
The following presents estimates regarding certain pro forma financial effects of the merger on the combined company that were prepared by Mechanics management, provided to and discussed with KBW by such management and used and relied upon by KBW, at the direction of HomeStreet management and with the consent of the HomeStreet board, in performing an illustrative dividend discount model analysis of the pro forma combined entity as part of the financial analyses performed in connection with KBW’s opinion, as further described in the section entitled “The Merger—Opinion of HomeStreet’s Financial Advisor.”
Such prospective financial information included, among other things, (i) annual pre-tax cost savings of $82 million, or 42.8% of HomeStreet’s 2025 estimated non-interest expense of $191.5 million (excluding the 2025 estimated amortization of intangible assets), phased in 100% for the three months ended December 31, 2025 and thereafter; (ii) 3.0% annual growth in cost savings base in 2027 and thereafter; (iii) $16 million after-tax annual impact related to a reduction in HomeStreet’s mortgage servicing and gain on sale income post-closing; and (iv) certain additional pro forma assumptions (including the purchase accounting and other merger-related adjustments). Such prospective financial information assumed a hypothetical September 30, 2025 closing date for the merger.
See the section above entitled “The Merger —Certain Unaudited Prospective Financial Information” for further information regarding the uncertainties underlying the pro forma financial effects of the merger as well as the sections entitled “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors” for further information regarding the uncertainties and factors associated with realizing such pro forma financial effects in connection with the merger.
Interests of HomeStreet’s Directors and Executive Officers in the Merger
In considering the recommendation of the HomeStreet board of directors to vote for the HomeStreet share issuance proposal, the HomeStreet articles amendment proposal, the HomeStreet merger-related compensation proposal, the HomeStreet new equity incentive plan proposal and the HomeStreet adjournment proposal, holders of HomeStreet common stock should be aware that the directors and executive officers of HomeStreet have interests in the merger that are different from, or in addition to, the interests of holders of HomeStreet common stock generally. References to the named executive officers of HomeStreet include Mark K. Mason, John M. Michel and William D. Endresen. HomeStreet’s executive officers who are not named executive officers for purposes of this disclosure are Godfrey B. Evans, Erik D. Hand, Jay C. Iseman, Paulette Lemon, Diane P. Novak, David Parr, Marlene Price and Darrell van Amen. The HomeStreet board of directors was aware of these interests and considered them, among other matters, in making its recommendation that HomeStreet shareholders vote to approve the HomeStreet share issuance proposal, the HomeStreet articles amendment proposal, the HomeStreet merger-related compensation proposal, the HomeStreet new equity incentive plan proposal and the HomeStreet adjournment proposal.

These interests include, among others, the following:
•
at the effective time, each outstanding HomeStreet RSU will remain outstanding and be continued subject to the same terms and conditions (including vesting terms and terms with respect to dividend equivalents) as applied immediately prior to the effective time;

•
at the effective time, any vesting conditions applicable to each outstanding HomeStreet PSU, whether vested or unvested, will automatically accelerate, and each such HomeStreet PSU will be cancelled and entitle the holder to receive (1) a number of shares of Class A common stock equal to the number of shares of HomeStreet common stock (immediately prior to the effective time), subject to such HomeStreet PSU based on target performance plus (2) an amount in cash equal to the amount of all dividends, if any, accrued but unpaid as of the effective time with respect to such HomeStreet PSU based on target performance;

•
HomeStreet, Mechanics and Mark K. Mason have entered into the consulting agreement, which will commence on the first day following the effective time of the merger and which provides for certain compensation and benefits in connection with Mr. Mason’s service to HomeStreet and Mechanics following the closing of the merger;

•
Mr. Mason will also be entitled to receive payment of the severance payments and benefits contemplated by, and in accordance with, the applicable change in control severance terms of his employment agreement with HomeStreet, as modified by the consulting agreement;

•
each other HomeStreet executive officer is entitled to certain change in control severance payments and benefits upon a qualifying termination of employment within 90 days prior to or within 12 months following the consummation of the merger;

•	one of HomeStreet’s directors will continue to serve as a director of the combined company following the closing of the merger; and
•
pursuant to the terms of the merger agreement, HomeStreet’s present and former directors and executive officers are entitled to indemnification and advancement of expenses, and six (6) years of continued liability insurance coverage, either by way of obtaining at or prior to the effective time a six (6) year “tail” policy under HomeStreet’s existing liability or insurance policy, or, if such a policy is not available, by maintaining its existing liability insurance policy for a period of six (6) years after the effective time. See the section entitled “—Indemnification; Directors’ and Officers’ Insurance” for more information.

The HomeStreet board of directors was aware of and considered these respective interests, among other matters, in evaluating and negotiating the merger agreement when deciding to adopt and approve the merger agreement and in making its recommendation that HomeStreet shareholders vote to approve the HomeStreet share issuance proposal, the HomeStreet articles amendment proposal, the HomeStreet new equity incentive plan proposal, the HomeStreet merger-related compensation proposal and the HomeStreet adjournment proposal. These interests are described in more detail below, and certain of them are quantified in the narrative and in the section entitled “—Quantification of Potential Payments and Benefits to HomeStreet’s Named Executive Officers in Connection with the Merger.”
Treatment of HomeStreet Equity Awards and Cash-Based Awards
Each of HomeStreet’s executive officers holds one or more of the following types of awards: HomeStreet RSUs, HomeStreet PSUs, and long-term cash-based awards (excluding the CEO Cash Award defined below, the “HomeStreet Cash LTI”). HomeStreet’s non-employee directors do not hold any unvested or outstanding HomeStreet Equity Awards or HomeStreet Cash LTI. The merger agreement does not specify treatment of HomeStreet Cash LTI, which, at and following the effective time, will generally remain subject to the same terms and conditions (including vesting terms (including “double-trigger” vesting, as described below)) as applied to such awards immediately prior to the effective time under the applicable award agreements. Upon completion of the merger, outstanding HomeStreet Equity Awards will be treated as follows:
•
at the effective time, the merger agreement provides that each outstanding HomeStreet RSU will remain outstanding and be continued subject to the same terms and conditions (including vesting terms (including “double-trigger” vesting, as described below) and terms with respect to dividend equivalents) as applied immediately prior to the effective time; and

•
at the effective time, the merger agreement provides that any vesting conditions applicable to each HomeStreet PSU that is outstanding immediately prior to the effective time, whether vested or unvested, will automatically accelerate, and each such HomeStreet PSU will be cancelled and entitle the holder to receive (1) a number of shares of the Class A common stock equal to the number of shares of HomeStreet common stock (immediately prior to the effective time) subject to such HomeStreet PSU based on target performance plus (2) an amount in cash equal to the amount of all dividends, if any, accrued but unpaid as of the effective time with respect to such HomeStreet PSU based on target performance.
Notwithstanding that HomeStreet Cash LTI and HomeStreet RSUs will not accelerate on a “single-trigger” basis as a result of the closing of the merger, each HomeStreet RSU award agreement provides that, if a Change in Control of HomeStreet, such as the merger, occurs and the executive’s continuous service is terminated without Cause or by the executive for Good Reason (each capitalized term, as defined in the Equity Incentive Plan or applicable employment agreement) within twelve (12) months following the Change in Control, all unvested HomeStreet RSUs will automatically become 100% vested. Similarly, each HomeStreet Cash LTI award agreement provides that, if a Change in Control of HomeStreet, such as the merger, occurs prior to January 1, 2028, and the executive’s continuous service is terminated without Cause or by the executive for Good Reason (each capitalized term, as defined in the applicable HomeStreet Cash LTI award agreement) within twelve (12) months following the Change in Control, then the cash amount subject to such HomeStreet Cash LTI award agreement will become 100% vested.
The table below sets forth the number of outstanding HomeStreet RSUs, HomeStreet PSUs and amount of HomeStreet Cash LTI held by each of HomeStreet’s executive officers as of June 16, 2025 and an estimate of the value of such HomeStreet Equity Awards (on a pre-tax basis) using a price per share of HomeStreet common stock of $11.81 (the average closing price of HomeStreet’s common stock over the first five (5) trading days following the announcement of the merger), and for HomeStreet PSUs, based on target performance. Depending on the date upon which the closing of the merger actually occurs, certain HomeStreet RSUs, HomeStreet PSUs and HomeStreet Cash LTI that are unvested as of the date of this proxy statement/prospectus/consent solicitation statement and that are included in the table below may vest and settle pursuant to their terms, without regard to the merger.

Name	Unvested HomeStreet RSUs (#)	Unvested HomeStreet RSUs ($)	Unvested HomeStreet PSUs (#)	Unvested HomeStreet PSUs ($)	Unvested HomeStreet Cash LTI ($)
Mark K. Mason(1)	36,113	$426,567	48,181	$569,114	$855,090
John M. Michel	12,402	$146,492	21,150	$249,824	$293,640
William D. Endresen	9,087	$107,336	15,497	$183,051	$215,150
Godfrey B. Evans	6,842	$80,818	11,668	$137,822	$161,990
Erik D. Hand	2,350	$27,758	4,008	$47,342	$55,650
Jay C. Iseman	6,295	$74,357	10,714	$126,554	$149,430
Paulette Lemon	4,912	$58,021	8,343	$98,548	$116,870
Diane P. Novak	4,836	$57,123	8,051	$95,098	$118,100
David Parr	6,066	$71,652	10,249	$121,061	$145,350
Marlene Price	2,909	$34,361	4,961	$58,599	$146,250
Darrell van Amen	7,610	$89,889	12,979	$153,308	$180,170

(1)
In addition to the HomeStreet Equity Awards and HomeStreet Cash LTI discussed elsewhere in this section, HomeStreet entered into a Deferred Compensation Agreement with Mr. Mason, effective as of January 1, 2024 (the “CEO Cash Award”), in respect of $119,093, subject to the achievement of certain specified performance measures. The CEO Cash Award provides that, if a Change in Control (as defined in the CEO Cash Award) of HomeStreet, such as the merger, occurs during the performance period ending December 31, 2026, then the CEO Cash Award will be deemed to have vested at 100% of the target level on a “single-trigger” basis on the effective date of such Change in Control. The CEO Cash Award is included in the amounts for Mr. Mason set forth in the section entitled “Golden Parachute Compensation.”

These amounts do not attempt to forecast any additional equity award grants, issuances or forfeitures that may occur prior to the closing of the merger following the date of this proxy statement/prospectus/consent solicitation statement. As a result of the foregoing assumptions, which may or may not actually occur or be accurate on the relevant date, the actual amounts, if any, to be received by HomeStreet’s executive officers may materially differ from the amounts set forth above.
Consulting Agreement with Mark K. Mason Following the Merger
Mark K. Mason, HomeStreet and Mechanics have entered into a consulting agreement, dated March 28, 2025 (the “consulting agreement”). Pursuant to the consulting agreement, effective on the first day following the effective time of the merger, Mr. Mason’s employment with HomeStreet and HomeStreet Bank will terminate, with such termination constituting a resignation for Good Reason (as defined in the consulting agreement) for purposes of the employment agreement between HomeStreet, HomeStreet Bank and Mr. Mason, dated January 25, 2018, as amended (the “HomeStreet CEO Employment Agreement”). In connection with such termination of employment, pursuant to the consulting agreement, Mr. Mason will be entitled to receive the following severance payments and benefits in full satisfaction of the severance payments and benefits to which he would be entitled under the terms of the HomeStreet CEO Employment Agreement upon a qualifying termination of employment for Good Reason following a Change in Control (each capitalized term, as defined in the HomeStreet CEO Employment Agreement), subject to his satisfaction of the corresponding terms and conditions under the HomeStreet CEO Employment Agreement:
•
cash severance payments equal to the sum of (i) two-and-one-half (2½) times Mr. Mason’s annual salary at the rate in effect as of immediately prior to the consummation of the merger, plus (ii) two-and-one-half (2½) times the greater of (x) the annual incentive payment earned by Mr. Mason in the year prior to termination and (y) Mr. Mason’s target annual incentive payment for the year of termination;

•
continuing health insurance coverage for Mr. Mason and his dependents for eighteen (18) months, provided Mr. Mason and his dependents timely elect COBRA continuation coverage under HomeStreet’s group health plan(s);

•	accelerated vesting of all of Mr. Mason’s unvested HomeStreet Equity Awards and HomeStreet Cash LTI (in the case of HomeStreet PSUs, with performance deemed achieved at target); and
•	certain accrued but unpaid benefits.
Following such termination of employment, Mr. Mason will make himself available to perform certain transitional services, on the terms and conditions set forth in the consulting agreement, for the period (the “Consulting Period”) beginning on the day following the effective time of the merger and ending on the second anniversary of the effective time of the merger, provided that the Consulting Period will terminate immediately upon the death or Disability (as defined in the Mason Consulting Agreement) of Mr. Mason or upon an earlier termination of the Consulting Period by any of HomeStreet, Mechanics or Mr. Mason.
The consulting agreement provides that, during the Consulting Period, Mr. Mason will provide consulting and advisory services as may be requested from time to time by Mechanics, provided that in no event will Mr. Mason be required to provide services in excess of thirty-two (32) hours per month. In consideration of such services and the restrictive covenants described below, Mechanics will pay Mr. Mason a gross amount of $4,000,000 (collectively, the “Consulting Fee”), payable quarterly in installments in arrears at the end of each calendar quarter during the Consulting Period.
Pursuant to the terms of the consulting agreement, in the event of a termination of the Consulting Period prior to the second anniversary of the effective time of the merger, Mechanics will have no further obligation to make further payments of the Consulting Fee, provided that if such termination is by Mechanics other than for Cause (as defined in the consulting agreement) or by Mr. Mason due to any of Mechanics’ or its subsidiaries’ or affiliates’ material breach of the consulting agreement (which breach remains uncured for fifteen (15) days after Mechanics or any of its subsidiaries or affiliates is provided notice of such breach), or occurs as a result of Mr. Mason’s death or Disability, Mr. Mason will continue to receive such payments through the remainder of the scheduled Consulting Period, subject to Mr. Mason’s execution and non-revocation of a release of claims and continued compliance with certain restrictive covenants.
Under the consulting agreement, Mr. Mason reaffirms the terms and conditions of that certain Confidentiality Agreement, dated as of March 15, 2017, between Mr. Mason, HomeStreet and HomeStreet Bank. In addition, the consulting agreement provides for (i) certain non-disparagement obligations; (ii) extension of Mr. Mason’s existing non-competition obligations through the Consulting Period and for a period of six (6) months thereafter; and (iii) extension of Mr. Mason’s existing non-solicitation obligations through the Consulting Period and for a period of one (1) year thereafter. The effectiveness of the consulting agreement is conditioned upon the consummation of the merger.
Change in Control Severance and Similar Agreements
Each of HomeStreet’s executive officers, including each of the named executive officers, is party to an Executive Change in Control Agreement with HomeStreet (the “CIC Agreements”) or an employment agreement with HomeStreet, in each case, which provides for severance payments and benefits in the event that the executive officer’s employment is terminated (i) by HomeStreet other than for Cause or (ii) by the executive for Good Reason (each capitalized term, as defined in the applicable CIC Agreement or employment agreement), in each case within one year following or 90 days immediately prior to a Change in Control (as defined in the applicable CIC Agreement or employment agreement) of HomeStreet, such as the merger, and subject to the executive’s execution of a release and waiver of claims. These payments and benefits are described below, excluding those under the HomeStreet CEO Employment Agreement:
•
a lump sum payment equal to two (2) times the executive’s (i) annual salary at the rate in effect immediately prior to termination and (ii) annual incentive payment (calculated as the greater of the executive’s annual incentive payment earned in the year prior to termination or the executive’s target incentive payment for the current year);

•	for Messrs. Michel, Endresen, Evans and Iseman, a lump sum payment equal to the cost of providing continuing health insurance coverage for 18 months; and
•
for Messrs. Michel, Endresen and Evans and Iseman immediate vesting of all unvested equity awards. For an estimate of the value of the payments and benefits described above that would be payable to HomeStreet’s named executive officers upon a qualifying termination in connection with the merger, see the section entitled “Golden Parachute Compensation.” The estimated aggregate value of the severance and other benefits described above that would be payable to HomeStreet’s eight (8) executive officers who are not named executive officers under their CIC Agreement or employment agreement, as applicable, if the effective time occurred on June 16, 2025 and each executive officer experienced a qualifying termination on that date is $11,182,621. These amounts do not reflect any possible reductions under the Section 280G “net-better” cutback provision included in the CIC Agreements and employment agreements.

Pursuant to the merger agreement, Mechanics acknowledges that the transactions contemplated by the merger agreement will constitute a “change in control” under the terms of the CIC Agreements, employment agreements and other Parent Benefit Plans (as defined in the merger agreement).
Good Reason Terminations and Corresponding Change in Control Payments at Closing
Mechanics and HomeStreet have agreed that the employment of Mark Mason, John Michel, Godfrey Evans, Jay Iseman, Paulette Lemon, William Endresen, Darrell van Amen, Marlene Price, Erik Hand and Diane Novak (collectively, the “Separating Executives”) will terminate as of the day following the, and subject to the occurrence of the, effective time of the merger. The parties have agreed that each such termination of employment will constitute a termination without Cause or for Good Reason (each capitalized term, as defined in the applicable CIC Agreement or employment agreement), entitling the applicable Separating Executive to the severance payments and benefits contemplated by, and in accordance with the terms of, the Separating Executive’s CIC Agreement and employment agreement, as applicable.
Annual Incentive Plan
Pursuant to the merger agreement, Mechanics will cause bonuses under HomeStreet’s annual cash incentive program for the fiscal year in which closing occurs (“Closing Year Bonuses”) to be paid based on target performance levels to continuing employees who remain employed through the date HomeStreet has historically paid such amounts in the ordinary course (but no later than March 15 of the calendar year following the closing of the merger).
In the event that a continuing employee incurs a termination of employment after the closing but before the bonus payment date, other than for Cause (as defined in the confidential disclosure schedules to the merger agreement) or by the applicable continuing employee for Good Reason (as defined in the confidential disclosure schedules to the merger agreement, solely to the extent such employee is a party to certain agreements in which a Good Reason provision exists), then Mechanics will cause a prorated Closing Year Bonus to be paid based on target performance levels to such continuing employee within sixty (60) days following the applicable continuing employee’s termination, subject to the execution and non-revocation of a release of claims.
In addition, pursuant to the confidential disclosure schedules to the merger agreement, with respect to certain other HomeStreet benefit plans providing for an annual bonus or incentive payment for the fiscal year in which the closing occurs or is expected to occur (“Closing Year Non-AIP Bonuses”) in which certain HomeStreet executive officers participate, HomeStreet and its subsidiaries will be permitted to amend or modify such plans to provide that, in the event that a participant incurs a termination of employment other than for Cause (as defined in the confidential disclosure schedules to the merger agreement) or by the applicable participant for Good Reason (as defined in the confidential disclosure schedules to the merger agreement, solely to the extent such employee is a party to certain agreements in which a Good Reason provision exists), then Mechanics will cause a prorated Closing Year Non-AIP

Bonus to be paid based on target performance levels within sixty (60) days following the applicable participant’s termination of employment, subject to the execution and non-revocation of a release of claims.
Director Compensation
Pursuant to the merger agreement and confidential disclosure schedules to the merger agreement, HomeStreet may pay compensation to its non-employee directors in the ordinary course of business consistent with past practice; provided, that HomeStreet may, unless the closing of the merger occurs during the first month of the applicable quarter, pay non-employee directors in full for the quarter in which the closing date of the merger occurs.
Indemnification; Directors’ and Officers’ Insurance
Under the merger agreement, HomeStreet’s directors and executive officers are entitled to indemnification and advancement of expenses by HomeStreet to the fullest extent permitted by applicable law, HomeStreet’s governing or organizational documents and their existing agreements with HomeStreet.
HomeStreet will obtain at or prior to the effective time a six (6) year “tail” policy under its existing directors’ and officers’ insurance policy providing the same coverage and amounts and containing terms and conditions that are no less advantageous to the insured as the directors’ and officers’ liability insurance maintained by HomeStreet, as of the date of the merger agreement, with respect to claims against each present and former director, officer or employee of HomeStreet, arising from facts or events which occurred at or before the effective time (including the approval of the transactions contemplated by the merger agreement); provided that, HomeStreet will not expend, in the aggregate, an amount in excess of 300% of the current annual premium paid as of the date of the merger agreement by HomeStreet for such tail policy. If the tail policy is not available, then, in lieu thereof, for a period of six (6) years after the effective time, HomeStreet will cause to be maintained in effect the current policies of directors’ and officers’ liability insurance maintained by HomeStreet (or may substitute therefor policies with a substantially comparable insurer of at least the same coverage and amounts containing terms and conditions that are no less advantageous to the insured); provided that, HomeStreet will not be obligated to expend, on an annual basis, an amount in excess of 300% of the current annual premium paid as of the date of the merger agreement by HomeStreet for such insurance.
For additional information, see the section entitled “The Merger Agreement—Director and Officer Indemnification and Insurance.”
Membership on the Combined Company’s Board of Directors
The board of directors of the combined company after the merger will have eight members, including one legacy HomeStreet director. For additional information, see the section entitled “—Governance of the Combined Company After the Merger”.
Tax Planning Strategies
Pursuant to the merger agreement and confidential disclosure schedules to the merger agreement, HomeStreet may implement strategies to mitigate the impact of Sections 280G and 4999 of the Code and to reduce the amount of compensation or benefits otherwise expected to constitute “excess parachute payments” in connection with the transactions contemplated by the merger agreement. As of the date of this proxy statement/prospectus/consent solicitation statement, no such tax planning strategies have been finalized.
Quantification of Potential Payments and Benefits to HomeStreet’s Named Executive Officers in Connection with the Merger
This section sets forth the information required by Item 402(t) of the SEC’s Regulation S-K regarding compensation that is based on, or otherwise relates to, the merger for each named executive officer of HomeStreet. This compensation is referred to as “golden parachute” compensation by the applicable SEC disclosure rules, and in this section we use such term to describe the merger-related compensation payable to HomeStreet’s named executive officers. The “golden parachute” compensation payable to these individuals is subject to a non-binding, advisory vote of HomeStreet’s shareholders, as described elsewhere in this proxy statement/prospectus/consent solicitation statement as the HomeStreet merger-related compensation proposal. The plans or arrangements pursuant to which such “golden parachute” compensation would be payable (other than the merger agreement), consist of the named executive officers’ employment agreements, change in control agreements and the respective equity and cash-based awards specifying the terms and conditions of each such award.
Throughout the discussion, the named executive officers of HomeStreet include the following executive officers, as determined in accordance with applicable SEC rules:
•	Mark K. Mason — Chairman, President and Chief Executive Officer of HomeStreet and HomeStreet Bank
•	John M. Michel — Executive Vice President, Chief Financial Officer of HomeStreet and HomeStreet Bank
•	William D. Endresen — Executive Vice President, Commercial Real Estate President of HomeStreet Bank
The amount of payments and benefits that each named executive officer would receive (on a pre-tax basis), as set forth in the table below, is based on the following assumptions:
•	the closing date of the merger is June 16, 2025, which is the latest practicable date prior to this filing and used solely for purposes of this golden parachute compensation disclosure;
•
each named executive officer of HomeStreet experiences a qualifying termination on the day immediately following the assumed closing date of the merger that results in change in control severance benefits becoming payable to him under such individual’s applicable CIC Agreement or employment agreement with HomeStreet without taking into account any possible reduction that might be required to avoid the excise tax in connection with Section 280G under Section 4999 of the Code;

•	the named executive officers’ base salary rate and target annual bonus remain unchanged from those in effect as of the date of this proxy statement/prospectus/consent solicitation statement;
•
the HomeStreet Equity Awards and HomeStreet Cash LTI that are outstanding as of June 16, 2025 are the equity awards and long-term cash-based awards that HomeStreet has granted to its named executive officers through, and are outstanding as of, the closing date of the merger (with the number of HomeStreet shares subject to HomeStreet PSUs determined at target level of achievement); and

•
the per share value of HomeStreet’s common stock is $11.81, which is the average closing price of HomeStreet’s common stock over the first five (5) trading days following the first public announcement of the merger, as required by Item 402(t) of Regulation S-K.

The amounts below do not include the value of benefits which the named executive officers are already entitled to or vested in as of the assumed date of the merger without regard to the occurrence of a change in control, and do not reflect any possible reductions under the Section 280G “net-better” cutback provisions included in the named executive officers’ CIC Agreements and employment agreements. In addition, these amounts do not include any other incentive award grants, issuances or forfeitures that may be made or occur, or future dividends or dividend equivalents that may be accrued, prior to the completion of the merger, and do not reflect any HomeStreet equity or other incentive awards that are expected to vest in accordance with their terms prior to the closing date of the merger. The amounts shown are estimates of amounts that would be payable to the named executive officers based on multiple assumptions that may or may not actually occur, including assumptions described in this proxy statement/prospectus/consent solicitation. Some of the assumptions are based on information not currently available. As a result of the foregoing assumptions, which may or may not actually occur or be accurate on the relevant date, including the assumptions described in the footnotes to the table, the actual amounts, if any, to be received by a named executive officer may materially differ from the amounts set forth below.
For purposes of this discussion, “single-trigger” refers to benefits that arise as a result of the closing of the merger and “double-trigger” refers to benefits that require two conditions, which are the closing of the merger as well as a qualifying termination of employment.

Golden Parachute Compensation

Name(1)	Cash ($)(2)	Equity ($)(3)	Perquisites / benefits ($)(4)	Total ($)
Mark K. Mason	$5,129,690	$995,681	$45,110	$ 6,170,481
John M. Michel	$2,045,270	$396,316	$45,110	$2,486,696
William D. Endresen	$2,179,120	$290,387	$45,110	$2,514,617

(1)
Pursuant to the merger agreement, confidential disclosure schedules to the merger agreement and the consulting agreement, Mechanics and HomeStreet have agreed that, effective as of the day following and subject to the occurrence of the merger, the employment of Mr. Mason will terminate, and he will be entitled to receive payment of the severance payments and benefits contemplated by, and in accordance with, the applicable change in control severance terms of the HomeStreet CEO Employment Agreement. Pursuant to the merger agreement and confidential disclosure schedules to the merger agreement, Mechanics and HomeStreet have agreed that, effective as of the day following and subject to the occurrence of the merger, the employment of each of Mr. Michel and Mr. Endresen will terminate, and each will be entitled to receive payment of the severance payments and benefits contemplated by, and in accordance with, the applicable change in control severance terms of their employment agreement with HomeStreet or CIC Agreement, as applicable.

(2)
Cash. The cash payments (“Cash Severance Payment”) payable to the named executive officers consist of the following severance benefits payable on a termination without cause or a resignation for good reason within one (1) year following closing or during the 90 days immediately preceding closing of the merger, pursuant to the HomeStreet CEO Employment Agreement (as modified by the consulting agreement) and Messrs. Michel’s and Endresen’s CIC Agreements, subject to the executive’s execution and non-revocation of a release of claims: a lump sum payment equal to two (2) times (2.5 times for Mr. Mason) the sum of (i) the named executive officer’s annual base salary as in effect immediately prior to termination of employment, plus (ii) an amount equal to the annual incentive payment (calculated as the greater of the executive’s annual incentive payment earned in the year prior to termination or the executive’s target incentive payment for the current year). Mr. Mason’s Cash Severance Payment also includes a pro rata incentive compensation payment for the year of termination. These amounts are payable on a “double-trigger” basis. As disclosed above, pursuant to the terms of the consulting agreement and the confidential disclosure schedules, Messrs. Mason, Michel and Endresen will experience a qualifying termination of employment on the day following the effective time of the merger, which will result in their Cash Severance Payments becoming payable to them. In addition, pursuant to the merger agreement, each of Messrs. Mason and Michel will be entitled to receive a prorated Closing Year Bonus (for Mr. Mason, without duplication of his pro rata incentive compensation payment), and Mr. Endresen will be entitled to receive a Closing Year Non-AIP Bonus, as described in the section above entitled “— Annual Incentive Plan.” In addition, as described in the section above entitled “—Treatment of HomeStreet Equity Awards and Cash-Based Awards,” the amounts shown include, for Mr. Mason, the value of the CEO Cash Award ($119,093), which will automatically accelerate at the effective time on a “single-trigger” basis, and for each of Messrs. Mason, Michel and Endresen, the value of HomeStreet Cash LTI, which will accelerate on a “double-trigger” basis calculated as shown in the following table:

Name	Cash Severance Payment ($)	Closing Year Bonus ($)	HomeStreet Cash LTI ($)
Mark K. Mason	$3,853,280	$421,320	$855,090
John M. Michel	$1,613,240	$138,390	$293,640
William D. Endresen	$1,763,340	$200,630	$215,150

(3)
Equity. As described in the section above entitled “—Treatment of HomeStreet Equity Awards and Cash-Based Awards,” the amount shown represents the potential value that each named executive officer could receive in connection with the accelerated vesting of HomeStreet RSUs and HomeStreet PSUs, calculated as follows:

Name	HomeStreet RSUs ($)(a)	HomeStreet PSUs ($)(b)	Value of All Equity Awards ($)
Mark K. Mason	$426,567	$569,114	$995,681
John M. Michel	$146,492	$249,824	$396,316
William D. Endresen	$107,336	$183,051	$290,387

(a)
As disclosed above, each HomeStreet RSU will remain outstanding and be subject to the same terms and conditions (including vesting terms and terms with respect to dividend equivalents), as applied immediately prior to the effective time. The amounts shown reflect the market value of the HomeStreet RSUs that would accelerate on a “double-trigger” basis in the event that a named executive officer experiences a qualifying termination within one year following the change in control, based on the per share value of HomeStreet common stock of $11.81, which is the average closing price of HomeStreet’s common over the first five (5) trading days following the first public announcement of the merger. The ultimate value of accelerated vesting for the foregoing HomeStreet RSUs will depend on the HomeStreet common stock price on the date of acceleration.

(b)
At the effective time, all HomeStreet PSUs will automatically accelerate on a “single-trigger” basis, be cancelled and entitle the holder to receive (1) a number of shares of the Class A common stock equal to the number of shares of HomeStreet common stock (immediately prior to the effective time) subject to such HomeStreet PSU based on target performance plus (2) an amount in cash equal to the amount of all dividends, if any, accrued but unpaid as of the effective time with respect to such HomeStreet PSU based on target performance. The amounts shown are based on the per share value of HomeStreet common stock of $11.81, which is the average closing price of HomeStreet’s common stock over the first five (5) trading days following the first public announcement of the merger.

(4)
Perquisites/Benefits. Represents, for Mr. Mason, the estimated value of health insurance benefits for up to eighteen (18) months following a qualifying termination. Represents for each of Messrs. Michel and Endresen, a lump sum payment equal to the costs of providing continuing health insurance coverage for eighteen (18) months. These benefits are “double-trigger.”

Interests of Mechanics Directors and Executive Officers in the Merger
Certain of Mechanics directors and executive officers may have interests in the merger that are different from, or in addition to, the interests of Mechanics shareholders generally. The Mechanics board of directors was aware of these interests and considered them, among other matters, in evaluating and negotiating the merger agreement and the merger, in approving the merger agreement and the merger and in recommending to Mechanics shareholders that approve the Mechanics merger proposal. For more information, see the sections entitled “—Background of the Merger” and “—Mechanics’ Reasons for the Merger; Recommendation of the Mechanics Board of Directors.” Such interests are described in more detail below.
Treatment of Mechanics Equity Awards
The Mechanics equity awards held by Mechanics’ directors and executive officers immediately prior to the effective time will be adjusted to reflect the merger in the same manner as those Mechanics equity awards held by other employees generally. At the effective time, outstanding Mechanics equity awards will be treated as follows:
Upon completion of the merger, each outstanding incentive unit award or restricted stock unit award granted under the Mechanics 2017 Incentive Unit Plan or 2022 Omnibus Incentive Plan in respect of shares of Mechanics common stock (a “Mechanics RSU”) will automatically be converted into a restricted stock unit award (an “Assumed HomeStreet RSU”) in respect of the number of shares of the Class A common stock (rounded to the nearest whole share) equal to (1) the total number of shares of Mechanics common stock subject to the Mechanics RSU immediately prior to the effective time multiplied by (2) the Class A exchange ratio. Each Assumed HomeStreet RSU will otherwise remain subject to the same terms and conditions (including vesting terms, performance measures, and terms with respect to dividend equivalents) as applied to the corresponding Mechanics RSU immediately prior to the effective time.
Continuing Directors
Carl B. Webb, E. Michael Downer, Patricia Cochran, Adrienne Crowe, Douglas Downer, Kenneth D. Russell, Jon Wilcox and Nancy D. Pellegrino are expected to serve on the combined company’s board of directors. As directors of the combined company, these directors are expected to be compensated under the post-closing employee director compensation policy.
Management Following the Merger
As described elsewhere in this proxy statement/prospectus/consent solicitation statement, including in the section entitled “—Management Following the Merger,” certain of Mechanics’ executive officers are expected to become executive officers of the combined company following the effective time.
Indemnification; Directors’ and Officers’ Insurance
The merger agreement generally provides that from and after the effective time, the combined company will, and will cause the surviving bank to, indemnify and hold harmless (and will advance expenses as incurred to) all of Mechanics’ directors and executive officers (among others) against any costs and liabilities arising out of or pertaining to the fact that such person is or was a director, officer or employee of Mechanics or its subsidiaries and pertaining to matters, acts or omissions existing or occurring at or prior to the effective time, including the transactions contemplated by the merger agreement, in each case to the extent (subject to applicable law, the Mechanics charter and the Mechanics bylaws) such persons are indemnified or entitled to such advancement or expenses as of the date of the merger agreement by Mechanics pursuant to the Mechanics charter, bylaws, the governing or organizational documents of any Mechanics subsidiaries or specified indemnification agreements in existence as of the date of the merger agreement. The merger agreement permits Mechanics to obtain a six (6) year tail policy under Mechanics’ existing directors’ and officers’ liability insurance policy providing equivalent coverage (subject to certain limitations) and, if Mechanics does not do so, generally requires the combined company to maintain in effect for a period of six (6) years after the effective time the current policies of directors’ and officers’

liability insurance maintained by Mechanics with respect to claims arising from facts or events that occurred on or before the effective time or certain substitute policies (subject to certain limitations). For a more detailed description, see the section entitled “The Merger Agreement—Covenants and Agreements—Director and Officer Indemnification and Insurance.”
Registration Rights Agreement
The Ford Entities are parties to the registration rights agreement, and certain officers or directors of Mechanics have interests in the Ford Entities. Messrs. Ford, Webb and Russell recused themselves from the approval of the registration rights agreement in connection with the approval of the merger agreement and the transactions contemplated by the merger agreement. For more information about the registration rights agreement, see the section entitled, “Registration Rights Agreement.”
Governance of the Combined Company After the Merger
Articles Amendment
In connection with the merger and subject to the approval by HomeStreet shareholders of the HomeStreet articles amendment proposal, the HomeStreet articles will be amended to, among other things, (i) change the name of HomeStreet from “HomeStreet Inc.” to “Mechanics Bancorp”, (ii) increase the number of authorized shares of HomeStreet common stock from 160,000,000 to 1,900,000,000 and HomeStreet preferred stock from 10,000 to 120,000, and (iii) authorize the issuance of two (2) classes of HomeStreet common stock, 1,897,500,000 shares of which will be Class A common stock and 2,500,000 shares of which will be Class B common stock. A copy of the articles amendment is attached to this proxy statement/prospectus/consent solicitation statement as Annex B.
After the effective time, the amended and restated articles, as amended prior to the effective time in the form of the articles amendment, will be the articles of incorporation of the combined company until thereafter amended in accordance with applicable law.
Bylaws
Prior to the effective time, the HomeStreet board of directors will take all actions necessary to cause the bylaws of HomeStreet to be amended as set forth in Exhibit D to the merger agreement, which is attached as Annex C to this proxy statement/prospectus/consent solicitation statement, and such amended and restated bylaws, as amended immediately prior to the effective time, will be the bylaws of the combined company, until thereafter amended in accordance with applicable law. The amended and restated bylaws implement certain governance matters for the combined company following the adoption of the amended and restated articles, including the change of the combined company’s name to Mechanics Bancorp.
Stock Exchange Listings
Shares of HomeStreet common stock are currently listed on Nasdaq under the symbol “HMST.” Pursuant to the merger agreement, HomeStreet has agreed to prepare and file a listing application with the NASDAQ or NYSE to cause the outstanding shares of HomeStreet common stock and shares of HomeStreet common stock to be issued in the merger to be approved for listing on the NASDAQ or NYSE prior to the effective time. Immediately after effective time, it is expected that the combined company common stock will trade on the NASDAQ under the symbol “[ ].” There can be no assurance that HomeStreet will obtain such approval from NASDAQ.
In addition, under the merger agreement, Mechanics’ obligation to complete the merger is subject to the satisfaction or waiver, at or prior to the merger, of various conditions, including that the shares of HomeStreet common stock to be issued in the merger have been approved for listing on the Nasdaq or NYSE, subject to official notice of issuance.
Controlled Company
Following the consummation of the merger, the Ford Entities and their controlled affiliates will control approximately 77.7% of the voting power of the combined company. The combined company will therefore be a “controlled company” for purposes of NASDAQ listing rules and Section 303A of the NYSE Listed Company Manual and will qualify for, and intends to rely on, exemptions from certain governance standards that would otherwise be applicable.

Under NASDAQ listing rules and Section 303A of the NYSE Listed Company Manual, a company of which more than 50% of the voting power is held by an individual, a group or another company is a “controlled company” and is exempt from certain corporate governance requirements that would otherwise require the combined company to have (i) a nominating committee comprised solely of independent directors or select or recommend director nominees by a majority of the independent directors and (ii) a compensation committee comprised solely of independent directors. The combined company intends to rely on these exemptions. The controlled company exemption does not modify the independence requirements for the audit committee, and the combined company intends to continue to comply with the requirements of NASDAQ or NYSE rules with respect thereto. For additional information please see the section entitled “—Management Following the Merger.”
Boards of Directors of the Combined Company
At the effective time, in accordance with the amended and restated bylaws and the merger agreement, the board of directors of the combined company will consist of the members of the Mechanics board of directors immediately prior to the effective time (the “legacy Mechanics directors”), including Carl B. Webb, who will serve as Executive Chairman of the board of directors of combined company, and one director who was a member of the HomeStreet board of directors immediately prior to the effective time and designated by Mechanics (the “legacy HomeStreet director”).
Following the effective time, pursuant to the registration rights agreement, as long as Rabobank Parties beneficially own, in the aggregate, at least 4.9% of the outstanding capital stock and other classes of equity securities of the combined company, the Rabobank Parties will have the right to appoint one observer to the combined company board of directors, and from and after such time as the Rabobank Parties acquire additional shares of the combined company’s voting common stock such that they beneficially own, in the aggregate, 9.9% or more of combined company’s voting common stock, the Rabobank Parties will have the right to appoint one director to the combined company board of directors (subject to the combined company’s board of directors’ reasonable approval). Immediately following the effective time, the board of directors of the combined company is expected to consist of: Carl B. Webb, E. Michael Downer, Patricia Cochran, Adrienne Crowe, Douglas Downer, Kenneth D. Russell, Jon Wilcox and Nancy D. Pellegrino.
Committees of the Combined Company Board of Directors Following the Merger
The HomeStreet board of directors has an established standing executive committee, audit committee, compensation committee, enterprise risk management committee, and nominating and governance committee, each of which operate pursuant to a charter adopted by the HomeStreet board of directors. After completion of the merger, the combined company’s board of directors will continue to have such standing committees, other than the executive committee. Because the combined company will be a “controlled company” under the corporate governance standards of NASDAQ or the NYSE, the combined company is not required to have a compensation committee composed of independent directors or a nominating and corporate governance committee composed of independent directors.
Management of the Combined Company After the Merger
HomeStreet and Mechanics have announced members of the resulting executive management team of the combined company as follows, all of whom are current executive officers of Mechanics as set forth below:
•	Carl B. Webb (Executive Chairman)
•	C.J. Johnson (President and Chief Executive Officer)
•	Nathan Duda (Chief Financial Officer)
•	Scott Givans (Chief Credit Officer)
•	Tony Kallingal (Chief Banking Officer)
•	Chris Pierce (Chief Operating Officer)
•	Kristie Shields (Chief Compliance Officer)

Name and Headquarters
The merger agreement, the amended and restated articles and the amended and restated bylaws provide that the names of the combined company and the surviving bank will be Mechanics Bancorp and Mechanics Bank, respectively. The headquarters of the combined company will be located in Walnut Creek, California. The headquarters of the surviving bank will be located in Walnut Creek, California.
Regulatory Approvals
To complete the merger, HomeStreet and Mechanics need to obtain approvals or consents from, or make filings with, a number of U.S. federal and state bank and other regulatory authorities. Subject to the terms of the merger agreement, HomeStreet and Mechanics have agreed to cooperate with each other and use their respective reasonable best efforts to promptly prepare and file all necessary documentation, to effect all applications, notices, petitions and filings, to obtain as promptly as practicable all permits, consents, approvals and authorizations of all third parties, regulatory agencies and governmental entities which are necessary or advisable to consummate the transactions contemplated by the merger agreement (including the merger), and to comply with the terms and conditions of all such permits, consents, approvals and authorizations of all such regulatory agencies and governmental entities. The term “requisite regulatory approvals” means all regulatory authorizations, consents, waivers, orders and approvals (and the expiration or termination of all statutory waiting periods in respect thereof) from the Federal Reserve Board, the FDIC, the CDFPI and the WDFI and as otherwise set forth in the merger agreement that are necessary to consummate the transactions contemplated by the merger agreement or those the failure of which to be obtained would reasonably be expected to have a material adverse effect on the combined company.
Notwithstanding anything in the merger agreement to the contrary, Mechanics and its affiliates are not required (and without the consent of Mechanics, HomeStreet and its subsidiaries are not permitted) to take, or agree to take, any action or agree to any condition or restriction in connection with obtaining the required permits, authorizations, consents, orders or approvals of governmental entities that would reasonably be expected to have, either individually or in the aggregate, a material adverse effect (as defined in the merger agreement) on HomeStreet and its subsidiaries, taken as a whole, measured on a pro forma basis after giving effect to the transactions contemplated by the merger agreement (a “material burdensome condition”).
The approval of an application means only that the statutory and regulatory criteria for approval have been satisfied or waived. It does not mean that the approving authority has determined that the consideration to be received by Mechanics shareholders in the merger is fair. Regulatory approval does not constitute an endorsement or recommendation of the merger.
HomeStreet and Mechanics believe that the merger does not raise significant regulatory concerns and that they will be able to obtain all requisite regulatory approvals. However, there can be no assurance that all of the regulatory approvals described below will be obtained and, if obtained, there can be no assurances regarding the timing of the approvals, the companies’ ability to obtain the approvals on satisfactory terms or the absence of litigation challenging such approvals. In addition, there can be no assurance that such approvals will not impose conditions or requirements that, individually or in the aggregate, would or could reasonably be expected to have an adverse effect on the financial condition, results of operations, assets or business of the combined company following the completion of the merger. There can likewise be no assurances that U.S. federal or state regulatory authorities will not attempt to challenge the merger or, if such a challenge is made, what the result of such challenge will be.
Federal Reserve Board
The merger is subject to the approval of the Federal Reserve Board pursuant to Section 3 of the Bank Holding Company Act of 1956, as amended (the “BHC Act”). The Federal Reserve Board takes into consideration a number of factors when acting on applications under Section 3 of the BHC Act. These factors include the effect of the proposal on competitiveness in affected banking markets, the financial and managerial resources of the companies and banks involved (including consideration of the capital adequacy, liquidity, and earnings performance, as well as the competence, experience and integrity of the officers, directors and principal shareholders, and the records of compliance with applicable laws and regulations) and future prospects of the combined organization. The Federal Reserve Board also considers the effectiveness of the applicant in combating money laundering, the convenience and needs of the communities to be served, and the extent to which the proposal would result in greater or more concentrated risks to the stability of the U.S. banking or financial system. The Federal Reserve Board may not approve a proposal that would have significant adverse effects on competition or on the concentration of resources in any banking market.

In considering an application under Section 3 of the BHC Act, the Federal Reserve Board also reviews the records of performance of the relevant insured depository institutions under the Community Reinvestment Act of 1997 (the “CRA”), pursuant to which the Federal Reserve Board must also take into account the record of performance of each of HomeStreet and Mechanics in meeting the credit needs of the entire community, including low- and moderate-income neighborhoods, served by their depository institution subsidiaries. As part of the review process in merger transactions, the Federal Reserve Board frequently receives protests from community groups and others. In their most recent CRA performance evaluations, HomeStreet Bank and Mechanics both received an overall “Satisfactory” regulatory rating.
In addition, in connection with interstate merger and bank merger transactions, the Federal Reserve Board considers certain additional factors under the Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994, as amended (the “Riegle-Neal Act”), including the capital position of the acquiring bank holding company or bank, as the case may be, relevant state laws regarding the minimum age of the bank to be acquired, the concentration of deposits on a nationwide and statewide basis, and compliance with any applicable state community reinvestment and antitrust laws.
The initial submission of the applications to the Federal Reserve Board occurred on April 25, 2025.
Federal Deposit Insurance Corporation
The merger is subject to the prior approval of the FDIC under Section 18(c) of the Federal Deposit Insurance Act (the “Bank Merger Act”). In evaluating an application filed under the Bank Merger Act, the FDIC generally considers: (1) the competitive impact of the transaction, (2) the financial and managerial resources of the depository institutions party to the bank merger and the future prospects of the resulting institution, (3) the depository institutions’ effectiveness in combating money-laundering activities, (4) the convenience and needs of the communities to be served, and (5) the extent to which merger would result in greater or more concentrated risks to the stability of the United States banking or financial system. The FDIC also reviews the performance records of the relevant depository institutions under the CRA, including their CRA ratings, and certain additional factors under the Riegle-Neal Act, including the capital position of the acquiring bank holding company or bank, as the case may be, relevant state laws regarding the minimum age of the bank to be acquired, the concentration of deposits on a nationwide and statewide basis, and compliance with any applicable state community reinvestment and antitrust laws.
The initial submission of the applications to the FDIC occurred on April 25, 2025.
California Department of Financial Protection and Innovation
The merger is subject to the prior approval of the CDFPI pursuant to section 4880 et seq. of the California Financial Code (the “CFC”). In evaluating an application filed pursuant to section 4880 et seq. of the CFC, the CDFPI generally considers: (1) the competitive impact of the proposed merger, (2) the financial and managerial resources of the surviving depository institution and the future prospects of the surviving depository institution, and (3) the fairness of the terms of the proposed merger, which may be determined by existence of an arms’-length agreement between the disappearing depository institution and the surviving depository institution.
The initial submission of the application to the CDFPI occurred on April 25, 2025.
Washington Department of Financial Institutions
A joint holding company application is required under Washington Administrative Code Sections 208-548-010 and 208-548-020. Mechanics is also required to file a notice to the Washington Department of Financial Institutions pursuant to section 30A.49.125 of the Revised Code of Washington, indicating that Mechanics filed an application with the FDIC to acquire HomeStreet Bank by merger.
The initial submission of the combined application and notice to the WDFI occurred on April 25, 2025.
Public Notice and Comments
The BHC Act, the Bank Merger Act, Federal Reserve Board and FDIC regulations require published notice of, and the opportunity for public comment on, the applications to the Federal Reserve Board and the FDIC. These agencies take into account the views of third-party commenters, particularly on the subject of the merging parties’ CRA performance and record of service to their communities. These agencies are also authorized to hold one or more public hearings or meetings if these agencies determine that such hearings or meetings would be appropriate. The receipt of written comments or any public meeting or hearing could prolong the period during which the application is under review by these agencies.
Additional Regulatory Approvals and Notices
Additional notifications and/or applications requesting approval may be submitted to various other federal, state and non-U.S. regulatory authorities and self-regulatory organizations, including, but not limited to, notifications and/or applications to certain state financial services and banking regulators with respect to Mechanics maintaining the existing HomeStreet Bank offices in those states. The initial submission of the notice to the HDCCA with respect to Mechanics’ operation of the branches of HomeStreet Bank located in Hawaii occurred on April 25, 2025. A notice to the ODCBS with respect to the filing of the application to the Federal Reserve under Section 3 of the BHCA and the filing of a bank merger application to the FDIC occurred on April 25, 2025. The initial submission of a notification and report form was filed pursuant to the HSR Act with respect to the merger on June 9, 2025. On June 24, 2025, the parties received early termination of the applicable waiting period under the HSR Act.
Expected Timing of the Merger
Neither HomeStreet nor Mechanics can predict the actual date on which the merger will be completed, or if the merger will be completed at all, because completion is subject to conditions and factors outside the control of HomeStreet and Mechanics. Mechanics must obtain the requisite Mechanics shareholder approval, and HomeStreet must obtain the requisite HomeStreet shareholder approval. HomeStreet and Mechanics must also obtain necessary regulatory approvals and satisfy certain other closing conditions. HomeStreet and Mechanics expect the merger to be completed promptly once HomeStreet and Mechanics have obtained their respective shareholders’ approvals noted above, have obtained necessary regulatory approvals and have satisfied certain other closing conditions. Subject to the satisfaction of the conditions to the merger, the merger is expected to close in the third quarter of 2025.
Accounting Treatment of the Merger
HomeStreet and Mechanics prepare their respective financial statements in accordance with Generally Accepted Accounting Principles (“GAAP”). The merger will be accounted for as a reverse acquisition of HomeStreet by Mechanics under the acquisition method of accounting, and Mechanics will be treated as the acquirer for accounting purposes.
Appraisal or Dissenters’ Rights in Connection with the Merger
Under Section 23B.13.020 of the WBCA, a shareholder is entitled to dissent from, and obtain payment of the fair value of the shareholder’s shares only in the event of certain corporate acts, including: certain mergers which require shareholder approval and which the shareholder is entitled to vote on; certain share exchanges which the shareholder is entitled to vote on; certain sales or exchanges of all, or substantially all, of the corporation’s property which the shareholder is entitled to vote on; certain amendments to the articles of incorporation effecting a redemption or cancellation of the shareholders shares; and any corporate action taken pursuant to a shareholder vote to the extent the bylaws or articles of incorporation provide that the shareholders are entitled to dissent and obtain payment for their shares.
Under the WBCA, HomeStreet shareholders will not be entitled to dissenters’ rights in connection with the merger or other matters to be voted on at the HomeStreet special meeting because HomeStreet shareholders are not required to approve the merger within the meaning of Section 23B.11.040 of the WBCA, and the HomeStreet articles amendment will not effect a redemption or cancellation of any HomeStreet shareholders’ shares. Accordingly, no dissenters’ rights are available to HomeStreet shareholders in connection with the merger or other matters to be voted on at the HomeStreet special meeting.
Under California law, which governs Mechanics shareholders’ dissenters’ rights, Mechanics shareholders will not be entitled to exercise any appraisal or dissenters’ rights in connection with the merger.

THE MERGER AGREEMENT
This section of the proxy statement/prospectus/consent solicitation statement describes the material terms of the merger agreement. The description in this section and elsewhere in this proxy statement/prospectus/consent solicitation statement is subject to, and qualified in its entirety by reference to, the complete text of the merger agreement, which is attached as Annex A to this document and incorporated by reference herein. This summary does not purport to be complete and may not contain all of the information about the merger agreement that may be important to you. We urge you to read the full text of the merger agreement, as it is the legal document governing the merger. This section is not intended to provide you with any factual information about HomeStreet or Mechanics. Such information can be found elsewhere in this proxy statement/prospectus/consent solicitation statement and in the public filings HomeStreet makes with the SEC as described in the section entitled “Where You Can Find More Information.”
Explanatory Note Regarding the Merger Agreement
The merger agreement and the applicable summaries of terms in this document are included to provide you with information regarding the terms of the merger agreement. Factual disclosures about HomeStreet and Mechanics contained in this proxy statement/prospectus/consent solicitation statement or in the public reports of HomeStreet filed with the SEC may supplement, update or modify the factual disclosures about HomeStreet contained in the merger agreement. The merger agreement contains representations and warranties by the HomeStreet Parties, on the one hand, and representations and warranties by Mechanics, on the other hand, made solely for the benefit of the other. The representations, warranties and covenants made in the merger agreement by the HomeStreet Parties and Mechanics are qualified and subject to important limitations agreed to by the HomeStreet Parties and Mechanics in connection with negotiating the terms of the merger agreement. In particular, in your review of the representations and warranties contained in the merger agreement and described in the applicable summaries in this document, it is important to bear in mind that the representations and warranties are negotiated with the principal purpose of establishing circumstances in which a party to the merger agreement may have the right not to consummate the merger and allocating certain risk between the parties to the merger agreement, rather than establishing matters as facts. The representations and warranties also may be subject to a contractual standard of materiality different from that generally applicable to stockholders and reports and documents filed with the SEC, and some are qualified by the matters contained in the confidential disclosure schedules that the HomeStreet Parties and Mechanics each delivered in connection with the merger agreement and, in the case of the HomeStreet Parties, by certain documents filed with the SEC. Moreover, information concerning the subject matter of the representations and warranties, which do not purport to be accurate as of the date of this proxy statement/prospectus/consent solicitation statement, may have changed since the date of the merger agreement. Accordingly, the representations and warranties in the merger agreement should not be relied on by any persons as characterizations of the actual state of facts about the HomeStreet Parties and Mechanics at the time they were made or otherwise and should be read only in conjunction with the other information provided elsewhere in this proxy statement/prospectus/consent solicitation statement, and in the documents incorporated by reference into this proxy statement/prospectus/consent solicitation statement. Please see the section entitled “Where You Can Find More Information.”

Structure of the Merger
Each of HomeStreet’s, HomeStreet Bank’s and Mechanics’ board of directors has unanimously approved the merger agreement, and HomeStreet has approved and adopted the merger agreement in its capacity as the sole shareholder of HomeStreet Bank. Under the merger agreement, HomeStreet Bank will merge with and into Mechanics, with Mechanics remaining as the surviving entity and becoming a wholly owned subsidiary of HomeStreet. In connection with the merger, HomeStreet will be renamed “Mechanics Bancorp”. Following the consummation of the merger, HomeStreet will remain a publicly traded company.

Pre-Merger *

Public Shareholders
100%
HomeStreet
100%
HomeStreet Bank
Ford Financial Fund II, L.P.
Ford Financial Fund III, L.P.
Other Existing Mechanics Shareholders
42.7%
38.3%
19%
Mechanics

* Except in the case of 100% ownership, percentages herein are approximated.

The Merger *

Public Shareholders
Ford Financial Fund II, L.P.
Ford Financial Fund III, L.P.
Other Existing Mechanics Shareholders
~~100%~~
8.3% economic rights
8.7% voting rights
In the merger, existing Mechanics shareholders will receive approximately 91.7% and 91.3% of the economic and voting rights, respectively, of HomeStreet in exchange for 100% of the outstanding shares of Mechanics. Accordingly, following the closing, existing HomeStreet shareholders' economic and voting rights with respect to their shares will be reduced from 100% to approximately 8.3% and 8.7%, respectively.
~~HomeStreet, Inc~~
Mechanics Bancorp
91.7% economic rights
91.3% voting rights
100%
Following closing, HomeStreet, Inc. will be renamed "Mechanics Bancorp" and will wholly own Mechanics.
HomeStreet Bank
Mechanics
HomeStreet Bank merges with and into Mechanics with Mechanics surviving.

* Except in the case of 100% ownership, percentages herein are approximated.

Post-Merger *

Existing HomeStreet Shareholders
Existing Mechanics Shareholders
8.3%
(8.3% economic rights
8.7% voting rights)
91.7%
(91.7% economic rights
91.3% voting rights)
Mechanics Bancorp
100%
Mechanics

* Except in the case of 100% ownership, percentages herein are approximated.

At any time prior to the effective time of the merger, HomeStreet and Mechanics may, by mutual agreement, change the method or structure of effecting the combination of HomeStreet and Mechanics (including the merger), if and to the extent they both deem such change to be necessary, appropriate or desirable, provided, that no such change may (i) alter or change the exchange ratios or the number of shares of HomeStreet common stock to be received by Mechanics shareholders in exchange for each share of Mechanics common stock, (ii) adversely affect the tax treatment of the HomeStreet shareholders or the Mechanics shareholders pursuant to the merger agreement, (iii) adversely affect the tax treatment of HomeStreet or Mechanics pursuant to the merger agreement or (iv) materially impede or delay the consummation of the transactions contemplated by the merger agreement in a timely manner.
Merger Consideration
If the merger is completed, each issued and outstanding share of common stock of Mechanics designated as (i) Mechanics voting common stock will be converted into the right to receive 3,301.0920 shares of Class A common stock and (ii) Mechanics non-voting common stock will be converted into the right to receive 330.1092 shares of Class B common stock, subject to the terms of the merger agreement, except, to the extent applicable, for shares of Mechanics owned by HomeStreet or Mechanics, in each case, other than shares (x) held in certain accounts or a fiduciary or agency capacity that are beneficially owned by third parties or (y) held by HomeStreet or Mechanics in respect of debts previously contracted.
If, prior to the effective time, the outstanding shares of HomeStreet common stock or Mechanics common stock are changed into a different number or class of shares, including by reason of any reclassification, recapitalization, stock split or combination, exchange or readjustment of shares or similar transaction, or stock dividend with a record date before the effective time, excluding any change resulting from vesting or exercise of any Mechanics RSUs and HomeStreet Equity Awards outstanding as of the date on which the merger agreement is entered into, the exchange ratios and any other amounts payable pursuant to the merger agreement will be appropriately adjusted to provide HomeStreet and Mechanics shareholders, as well as holders of Mechanics RSUs and HomeStreet Equity Awards, as well as holders of Mechanics RSUs and HomeStreet Equity Awards, the same economic effect as contemplated by the merger agreement prior to such event.

Treatment of Fractional Shares
No new certificates or scrip representing fractional shares of HomeStreet common stock will be issued upon the surrender for exchange of old certificates of Mechanics common stock, no dividend or distribution with respect to HomeStreet common stock will be payable on or with respect to any fractional share, and such fractional share interests will not entitle the owner thereof to vote or to any other rights of a shareholder of HomeStreet. In lieu of the issuance of any such fractional share, HomeStreet will pay to each Mechanics shareholder who otherwise would be entitled to receive such fractional share an amount in cash rounded to the nearest cent. This cash amount will be determined by multiplying (i) the average of the closing sale prices of HomeStreet common stock on the Nasdaq or NYSE, as applicable, as reported by The Wall Street Journal for the consecutive period of five (5) full trading days ending on the day preceding the closing date by (ii) the fraction of a share (after taking into account all shares of Mechanics common stock held by such holder immediately prior to the effective time and rounded to the nearest thousandth when expressed in decimal form) of HomeStreet common stock which such holder would otherwise be entitled to receive pursuant to the merger agreement (and, in the case of rounding in respect of Class B common stock, multiplied by ten (10), subject to adjustment as provided in the amended articles).
Surviving Organizational Documents
At the effective time, the articles of incorporation of the combined company will be the amended and restated articles, as amended and restated in accordance with the merger agreement pursuant to the articles amendment, as in effect immediately prior to the effective time of the merger. At the effective time, the bylaws of the combined company will be the amended and restated bylaws, as amended and restated in accordance with the merger agreement, as in effect immediately prior to the effective time of the merger.
At the effective time, the Mechanics charter, as in effect immediately prior to the effective time of the merger, will be the articles of incorporation of Mechanics as the surviving bank in the merger. At the effective time, the bylaws of Mechanics, as in effect immediately prior to the effective time of the merger, will be the bylaws of Mechanics as the surviving bank in the merger.
Treatment of HomeStreet Equity Awards
The merger agreement provides that upon completion of the merger, outstanding HomeStreet equity awards will be treated as follows:
•
at the effective time, each outstanding HomeStreet RSU granted under the Equity Incentive Plan will remain outstanding and be continued subject to the same terms and conditions (including vesting terms and terms with respect to dividend equivalents) as applied immediately prior to the effective time; and

•
at the effective time, any vesting conditions applicable to each outstanding HomeStreet PSU granted under the Equity Incentive Plan, whether vested or unvested, will automatically accelerate, and each such HomeStreet PSU will be cancelled and entitle the holder to receive (1) a number of shares of the Class A common stock equal to the number of shares of HomeStreet common stock (immediately prior to the effective time) subject to such HomeStreet PSU based on target performance plus (2) an amount in cash equal to the amount of all dividends, if any, accrued but unpaid as of the effective time with respect to such HomeStreet PSU based on target performance.

For more detail on the HomeStreet Equity Awards of HomeStreet executive officers, see the section entitled “The Merger—Interests of HomeStreet’s Directors and Executive Officers in the Merger.”
Treatment of Mechanics Equity Awards
Upon completion of the merger, each outstanding Mechanics RSU granted under the Mechanics 2017 Incentive Unit Plan or 2022 Omnibus Incentive Plan will automatically be converted into an Assumed HomeStreet RSU in respect of the number of shares of the Class A common stock (rounded to the nearest whole share) equal to (1) the total number of shares of Mechanics common stock subject to the Mechanics RSU immediately prior to the effective time multiplied by (2) the Class A exchange ratio. Each Assumed HomeStreet RSU will otherwise remain subject to the same terms and conditions (including vesting terms, performance measures, and terms with respect to dividend equivalents) as applied to the corresponding Mechanics RSU immediately prior to the effective time.

Closing and Effective Time of the Merger
The merger will be completed only if all conditions to the merger discussed in this proxy statement/prospectus/consent solicitation statement and set forth in the merger agreement are either satisfied or waived (subject to applicable law). Please see the section entitled “—Conditions to Complete the Merger” for more information.
The merger will become effective when the merger agreement is filed with and accepted by the CDFPI in accordance with Section 4887(b) of the California Financial Code. The closing of the merger will take place on a date no later than the first day of the first calendar month after the satisfaction or waiver by the party entitled to the benefit thereof (subject to applicable law) of the last of the conditions to the merger, unless mutually agreed by the parties.
It currently is anticipated that the completion of the merger will occur in the third quarter of 2025 subject to the receipt of HomeStreet shareholder approval, regulatory approvals and other customary closing conditions, but neither HomeStreet nor Mechanics can guarantee when, or if, the merger will be completed.
Exchange of Shares
Exchange Procedures
As promptly as practicable after the effective time, but in no event later than ten (10) days thereafter, HomeStreet and Mechanics will cause the exchange agent to mail to each holder of record of one or more old certificates (which, for purposes of this proxy statement/prospectus/consent solicitation statement, will be deemed to include certificates or book-entry account statements) representing shares of Mechanics common stock immediately prior to the effective time and a letter of transmittal and instructions for use in effecting the surrender of such old certificates in exchange for new certificates (which, for purposes of this proxy statement/prospectus/consent solicitation statement, will be deemed to include evidence in book-entry form) representing the number of whole shares of HomeStreet common stock and any cash in lieu of fractional shares which the shares of Mechanics common stock represented by such old certificates will have been converted into the right to receive pursuant to the merger agreement, as well as any dividends or distributions to be paid as described in the section entitled “—Dividends and Distributions” below.
If an old certificate for Mechanics common stock has been lost, stolen or destroyed, the exchange agent will issue the merger consideration upon (i) the making of an affidavit of that fact by the claimant and (ii) if required by HomeStreet or the exchange agent, the posting by such person of a bond in such amount as HomeStreet or the exchange agent may determine is reasonably necessary as indemnity against any claim that may be made against it with respect to such old certificate.
After the effective time, there will be no further transfers on the stock transfer books of Mechanics of the shares of Mechanics common stock that were issued and outstanding immediately prior to the effective time.
Withholding
HomeStreet will be entitled to deduct and withhold, or cause the exchange agent to deduct and withhold, from any cash in lieu of fractional shares of HomeStreet common stock, any cash dividends or distributions payable pursuant to the merger agreement or any other consideration otherwise payable pursuant to the merger agreement to any holder of Mechanics common stock or Mechanics equity awards, the amounts as it is required to deduct and withhold with respect to the making of such payment under the Code or any provision of federal, state, local, or foreign tax law. If any such amounts are so withheld by HomeStreet or the exchange agent and paid over to the appropriate governmental entity, such amounts will be treated for all purposes of the merger agreement as having been paid to the holder of Mechanics common stock or Mechanics equity awards in respect of which the deduction and withholding was made by HomeStreet or the exchange agent.
Dividends and Distributions
No dividends or other distributions declared with respect to HomeStreet common stock will be paid to the holder of any unsurrendered old certificate of Mechanics common stock until the holder surrenders such old certificate in accordance with the merger agreement. After the surrender of an old certificate in accordance with the merger agreement, the record holder thereof will be entitled to receive any such dividends or other distributions, without any interest, which had previously become payable with respect to the whole shares of HomeStreet common stock that the shares of Mechanics common stock represented by such old certificate have the right to receive under the merger agreement.

Representations and Warranties
The merger agreement contains representations and warranties made by each of the HomeStreet Parties and Mechanics relating to a number of matters, including the following:
•	corporate matters, including due organization and qualification and subsidiaries;
•	capitalization;
•	authority relative to execution and delivery of the merger agreement and the absence of conflicts with, or violations of, organizational documents or other obligations as a result of the merger;
•	required governmental and other regulatory filings and consents and approvals in connection with the merger;
•	reports to regulatory authorities;
•	financial statements, internal controls, books and records and the absence of undisclosed liabilities;
•	broker’s fees payable in connection with the merger;
•	the absence of certain effects, changes, events, circumstances, conditions, occurrences or developments;
•	the conduct of business in the ordinary course;
•	legal and regulatory proceedings;
•	tax matters, including the absence of action or circumstance that would prevent or impede the merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code;
•	compliance with applicable laws and cybersecurity matters;
•	inapplicability of takeover statutes;
•	certain material contracts;
•	the accuracy of information supplied for inclusion in this proxy statement/prospectus/consent solicitation statement and other similar documents filed with governmental entities; and
•	loan matters.
The merger agreement contains additional representations and warranties made by the HomeStreet Parties with respect to:
•	employees, labor and employee benefit plan matters;
•	SEC reports;
•	environmental matters;
•	investment securities;
•	derivative instruments and transactions;
•	real property;
•	intellectual property;
•	related-party transactions;
•	the receipt of an opinion from its financial advisor;
•	broker-dealer and investment advisor status;
•	operation of insurance business; and
•	insurance matters.
The representations and warranties in the merger agreement are (i) subject, in some cases, to specified exceptions and qualifications contained in the confidential disclosure schedules to the merger agreement delivered by the HomeStreet Parties and Mechanics, respectively, and (ii) qualified by the reports of HomeStreet, publicly filed with the SEC during the period from January 1, 2023 through the execution and delivery of the merger agreement (excluding any risk factor disclosures in the risk factor section or any “forward-looking statements” disclaimer or any other statements that are similarly non-specific or cautionary, predictive or forward-looking in nature).
Certain representations and warranties of the HomeStreet Parties and Mechanics are qualified as to knowledge, “materiality” or “material adverse effect.” For purposes of the merger agreement, a “material adverse effect” means, with respect to the HomeStreet Parties or Mechanics, any effect, change, event, circumstance, condition, occurrence or development that, either individually or in the aggregate, (i) has had or would reasonably be expected to have a material adverse effect on the business, properties, assets, liabilities, results of operations or financial condition of such party and its subsidiaries taken as a whole or (ii) prevents, materially delays or materially impairs (or would reasonably be expected to prevent, materially delay or materially impair) the ability of such party to timely consummate the transactions contemplated by the merger agreement.
However, with respect to clause (i) above, a material adverse effect will not be deemed to include the impact of:
•	changes, after the date of the merger agreement, in GAAP or applicable regulatory accounting requirements;
•
changes, after the date of the merger agreement, in laws, rules or regulations (including any pandemic measures) of general applicability to companies in the industries in which such party and its subsidiaries operate, or interpretations thereof by courts or governmental entities;

•
changes, after the date of the merger agreement, in global, national or regional political conditions (including the outbreak, continuation or escalation of any acts of war (whether or not declared), acts of terrorism, sabotage or military actions) or any pandemic or in economic or market (including equity, credit and debt markets, as well as changes in interest rates) conditions affecting the financial services industry generally and not specifically relating to such party or its subsidiaries (including any such changes arising out of pandemics);

•
changes, after the date of the merger agreement, resulting from hurricanes, earthquakes, tornados, floods, forest or wildfires or other weather or natural disasters or from any outbreak of any disease or other public health event or emergencies (including any pandemic);

•
public disclosure of the transactions contemplated by the merger agreement (except for a breach of representations or warranties related to the announcement, pendency or consummation of the transactions contemplated by the merger agreement);

•	actions expressly required by the merger agreement or that are taken with the prior written consent of the other party in contemplation of the transactions contemplated by the merger agreement; or
•	a decline in the trading price of a party’s common stock or the failure to meet earnings projections or internal financial forecasts, but not, in either case, any underlying causes thereof;
except, with respect to the first four bullet points described above, to the extent that the effects of such change are disproportionately adverse to the business, properties, assets, liabilities, results of operations or financial condition of such party and its subsidiaries, taken as a whole, as compared to other companies in the industry in which such party and its subsidiaries operate.
The representations and warranties in the merger agreement do not survive the effective time.
Covenants and Agreements
Conduct of Business Prior to the Completion of the Merger
Prior to the closing (or earlier termination of the merger agreement), except as expressly contemplated or permitted by the merger agreement (including as set forth in the confidential disclosure schedules to the merger agreement delivered by the HomeStreet Parties), as required by law or as consented to in writing by Mechanics (such consent not to be unreasonably withheld, conditioned or delayed), HomeStreet will, and will cause its subsidiaries to, (i) conduct its business in the ordinary course in all material respects and (ii) use reasonable best efforts to maintain and preserve intact its business organization and advantageous business relationships. Notwithstanding the foregoing, HomeStreet and its subsidiaries may take any commercially reasonable actions that HomeStreet reasonably determines are necessary or prudent for it to take or not take in response to a pandemic or any related pandemic measures, subject to HomeStreet providing prior notice to and consulting in good faith with Mechanics to the extent such actions would otherwise require Mechanics’ consent.
Additionally, prior to the closing (or earlier termination of the merger agreement), except as expressly contemplated or permitted by the merger agreement (including as set forth in the confidential disclosure schedules to the merger agreement delivered by the HomeStreet Parties) or as required by law, HomeStreet will not, and will cause its subsidiaries not to, without the prior written consent of Mechanics (such consent not to be unreasonably withheld, conditioned or delayed), take any of the following actions:
•
incur any indebtedness for borrowed money (other than indebtedness of HomeStreet or any of its wholly owned subsidiaries to HomeStreet or any of its wholly owned subsidiaries), or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other individual, corporation or other entity, except, in each case (i) federal funds borrowings, borrowings from the Federal Reserve Bank discount window and FHLB borrowings, with a maturity not in excess of nine (9) months, (ii) the creation of non-brokered deposit liabilities with a maturity not in excess of thirteen (13) months, (iii) the creation of brokered deposit liabilities with a maturity not in excess of six (6) months, (iv) issuances of letters of credit, (v) purchases of federal funds, (vi) sales of certificates of deposit and (vii) entry into repurchase agreements, in each case in the ordinary course of business;

•	adjust, split, combine or reclassify any capital stock;
•
make, declare, pay or set a record date for any dividend, or any other distribution on, or directly or indirectly redeem, purchase or otherwise acquire, any shares of its capital stock or other equity or voting securities or any securities or obligations convertible or exchangeable into or exercisable for any shares of its capital stock or other equity or voting securities, except, in each case, (i) dividends paid by any of the subsidiaries of HomeStreet to HomeStreet or any of its wholly owned subsidiaries, (ii) the acceptance of shares of HomeStreet common stock as payment for withholding taxes incurred in connection with the vesting or settlement of equity compensation awards, in each case, in accordance with past practice and the terms of the applicable award agreements in effect as of the date of the merger agreement and (iii) regular distributions on outstanding trust preferred securities in accordance with their terms;

•
issue, sell, transfer, encumber or otherwise permit to become outstanding any shares of capital stock or voting securities or equity interests or securities convertible or exchangeable into, or exercisable for, any shares of its capital stock or other equity or voting securities, including any HomeStreet capital stock or any capital stock of any HomeStreet subsidiary, or any options, warrants, or other rights of any kind to acquire any shares of capital stock or other equity or voting securities, including any HomeStreet capital stock or any capital stock of any HomeStreet subsidiary, except pursuant to the settlement of equity compensation awards in accordance with their terms and the payment of director fees as set forth in HomeStreet’s director compensation program prior to the date of the merger agreement;

•
sell, transfer, mortgage, encumber or otherwise dispose of any of its material properties or assets (other than intellectual property addressed in the bullet below) to any individual, corporation or other entity other than a wholly owned subsidiary, or cancel, release or assign any indebtedness to any such person or any claims held by any such person, in each case other than sales and dispositions of immaterial properties or assets in the ordinary course of business or pursuant to contracts or agreements in force as of the date of the merger agreement;

•
sell, assign, license, transfer or otherwise dispose of, cancel, abandon or allow to lapse or expire any intellectual property owned by HomeStreet or any of its respective subsidiaries, except for (i) non-exclusive licenses granted in the ordinary course of business or (ii) cancellations, abandonments, lapses or expirations of intellectual property at the end of such intellectual property’s statutory term in the ordinary course;

•
except for foreclosure or acquisitions of control in a fiduciary or similar capacity or in satisfaction of debts previously contracted in good faith in the ordinary course of business, make any material investment in or acquisition of (whether by purchase of stock or securities, contributions to capital, property transfers, merger or consolidation, or formation of a joint venture or otherwise) any other person or the property or assets of any other person, in each case other than a wholly owned subsidiary of HomeStreet;

•
except for transactions in the ordinary course of business, (i) terminate, materially amend, or waive any material provision of any material contract or make any change in any instrument or agreement governing the terms of any of its securities, other than normal renewals of contracts without material adverse changes of terms with respect to HomeStreet or (ii) enter into any contract that would constitute a material contract if it were in effect on the date of the merger agreement;

•
except as required under applicable law or the terms of any HomeStreet benefit plan existing as of the date of the merger agreement, as applicable, (i) enter into, establish, adopt, materially amend or terminate any HomeStreet benefit plan, or any arrangement that would be a HomeStreet benefit plan if in effect on the date of the merger agreement, other than ordinary course amendments that would not reasonably be expected to increase the cost of benefits under any HomeStreet benefit plan, (ii) increase the compensation or benefits payable to any current or former employee, officer, director or individual consultant or pay any amounts to any such individual not otherwise due, other than (x) increases to current employees and officers in the ordinary course of business consistent with past practice in connection with a promotion or change in responsibilities and to a level consistent with similarly situated peer employees and (y) the payment of incentive compensation in the ordinary course of business consistent with past practice for completed performance periods based upon actual performance, (iii) accelerate the vesting of any equity-based awards or other compensation or benefits, (iv) become a party to, establish, adopt, amend, commence participation in or terminate any collective bargaining agreement or other agreement with a labor union, works council or similar organization, (v) provide any funding for any rabbi trust or similar arrangement or (vi) hire (other than a replacement hire in the ordinary of course of business consistent with past practice) or terminate (other than for cause) the employment of any individual with a base salary in excess of $175,000;

•
settle any claim, suit, action or proceeding, except any of the foregoing involving solely monetary remedies in an amount not in excess of $1,000,000 individually and $3,000,000 in the aggregate (in each case net of insurance proceeds), that is not material to HomeStreet and that would not impose any material restriction on, or create any adverse precedent that would be material to, the business of HomeStreet or its subsidiaries following the merger or to the receipt of regulatory approvals for the merger on a timely basis;

•
except for the amendment to and restatement of HomeStreet’s articles of incorporation and bylaws as contemplated by the merger agreement, amend its articles of incorporation, its bylaws or comparable governing documents of its subsidiaries;

•
materially restructure or materially change its investment securities or derivatives portfolio or its interest rate exposure, through purchases, sales or otherwise, or the manner in which the portfolio is classified or reported;

•	implement or adopt any change in its accounting principles, practices or methods, other than as may be required by GAAP;
•	enter into any new line of business;
•
other than in the ordinary course of business, change in any material respect its lending, investment, underwriting, hedging practices and policies, risk and asset liability management and other banking and operating, securitization and servicing policies (including any material change in the maximum ratio or similar limits as a percentage of its capital exposure applicable with respect to its loan portfolio or any segment thereof or individual loans);

•
other than in the ordinary course of business, (i) change or revoke any material tax election that is material to HomeStreet and its subsidiaries, taken as a whole, on any tax return filed on or after the date of the merger agreement, except as a result of, or in response to, any changes in U.S. federal tax laws or regulations or administrative guidance promulgated or issued thereunder, (ii) change an annual tax accounting period, which change is material to HomeStreet and its subsidiaries, taken as a whole, (iii) file any material amended tax return with respect to an amount of taxes that is material to HomeStreet and its subsidiaries, taken as a whole, or (iv) enter into any closing agreement with respect to an amount of taxes that is material to HomeStreet and its subsidiaries, taken as a whole;

•	merge or consolidate itself or any of its subsidiaries with any other person, or restructure, reorganize or completely or partially liquidate or dissolve it or any of its significant subsidiaries;

•
make or acquire any loan or issue a commitment (or renew or extend an existing commitment), except to the extent approved by HomeStreet Bank and committed to, in each case prior to the date of the merger agreement and included in the confidential disclosure schedule to the merger agreement, outside of the ordinary course of business consistent with past practice or inconsistent with lending policies and procedures in effect as of the date of the merger agreement or that would require approval by the HomeStreet Bank board of directors or committee thereof under the terms of its lending policies and procedures as in effect as of the date of the merger agreement;

•	make any capital expenditures that exceed by more than fifteen percent (15%) in the aggregate the capital expenditures of the HomeStreet budget in effect as of the date of the merger agreement;
•
take any action or knowingly fail to take any action where such action or failure to act could reasonably be expected to prevent the merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code;

•
take any action that is intended or expected to result in any of the conditions to the merger not being satisfied or prevent, materially impede or materially delay the consummation of the transactions contemplated by the merger agreement, except as may be required by applicable law; or

•	agree to take, make any commitment to take, or adopt any resolutions of its board of directors in support of any of the prohibited actions described above.
Prior to the closing (or earlier termination of the merger agreement), except as expressly contemplated or permitted by the merger agreement (including as set forth in the confidential disclosure schedules to the merger agreement delivered by Mechanics) or as required by law, Mechanics will not, and will cause its subsidiaries not to, without the prior written consent of HomeStreet (such consent not to be unreasonably withheld, conditioned or delayed), take any of the following actions:
•
amend Mechanics’ articles of incorporation, bylaws or any of the organizational documents of any of its subsidiaries in a manner that would impair Mechanics’ ability to perform its obligations under the merger agreement or consummate the transactions contemplated by the merger agreement on a timely basis;

•
adjust, split, combine or reclassify any capital stock, except as required by the Mechanics charter, bylaws or the existing shareholders agreement pursuant to the terms thereof as of the date of the merger agreement in respect of Mechanics non-voting common stock;

•	merge or consolidate itself or any of its subsidiaries with any other person, or restructure, reorganize or completely or partially liquidate or dissolve it or any of its subsidiaries;
•
take any action or knowingly fail to take any action where such action or failure to act could reasonably be expected to prevent the merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code;

•	take any action that is intended or expected to result in any of the conditions to the merger not being satisfied;
•
knowingly take any action (including a business acquisition, sale or other strategic transaction) that is intended, or would reasonably be expected, to prevent, materially impede or materially delay the consummation of the transactions contemplated by the merger agreement or materially impair Mechanics’ ability to perform its obligations under the merger agreement or consummate the transactions contemplated by the merger agreement on a timely basis; or

•	agree to take, make any commitment to take, or adopt any resolutions of its board of directors in support of any of the prohibited actions described above.
Regulatory Matters
HomeStreet and Mechanics have agreed to cooperate with each other and use their reasonable best efforts to promptly prepare and file all necessary documentation, to effect all applications, notices, petitions and filings, to obtain as promptly as practicable all permits, consents, approvals and authorizations of all third parties and governmental entities which are necessary or advisable to consummate the transactions contemplated by the merger agreement (including the merger), and to comply with the terms and conditions of all such permits, consents, approvals and authorizations of all such governmental entities. As of the date of this proxy statement/prospectus/consent solicitation statement, all initial bank regulatory applications, notices, petitions and filings in respect of the requisite regulatory approvals have been made.
Each of HomeStreet and Mechanics has agreed to use its reasonable best efforts to respond to any request for information and to use reasonable best efforts to resolve any objection that may be asserted by any governmental entity with respect to the merger agreement or the transactions contemplated thereby. HomeStreet and Mechanics have also agreed to, upon request, and to the extent permitted by applicable law, furnish each other with all information concerning themselves, their subsidiaries, directors, officers and shareholders and such other matters as may be reasonably necessary or advisable in connection with this proxy statement/prospectus/consent solicitation statement or any other statement, filing, notice or application made by or on behalf of HomeStreet, Mechanics or any of their respective subsidiaries to any governmental entity in connection with the merger and the other transactions contemplated by the merger agreement.
Each of HomeStreet and Mechanics has also agreed to use its reasonable best efforts to avoid the entry of any injunction that would be reasonably likely to delay, restrain, prevent, enjoin or otherwise prohibit the consummation of the merger. In the event any such injunction is entered or issued, or becomes reasonably likely to be entered or issued, HomeStreet and Mechanics have agreed to use reasonable best efforts to take action to, among other things, resist and vacate the actual or threatened injunction. Notwithstanding anything in the merger agreement to the contrary, Mechanics and its affiliates are not required (and without the consent of Mechanics, HomeStreet and its subsidiaries are not permitted) to take, or agree to take, any action or agree to any condition or restriction in connection with obtaining the requisite regulatory approvals that would reasonably be expected to have, either individually or in the aggregate, a material burdensome condition.
The HomeStreet Parties and Mechanics have also agreed to, upon request, furnish each other with all information concerning themselves and their subsidiaries, directors, officers and shareholders and such other matters as may be reasonably necessary or advisable in connection with this proxy statement/prospectus/consent solicitation statement or any other statement, filing, notice or application made by or on behalf of HomeStreet, Mechanics or any of their respective subsidiaries.
The HomeStreet Parties and Mechanics have agreed to promptly advise each other upon receiving any communication from any governmental entity that causes such party to believe that there is a reasonable likelihood that any requisite regulatory approval will not be obtained or that the receipt of any such approval will be delayed.
Employee Benefit Matters
Each employee of HomeStreet and its subsidiaries as of immediately prior to the effective time who continues to remain employed with HomeStreet or its subsidiaries will, for a period of one (1) year after the closing, be provided with (i) a base salary or base wage rate, as applicable, that is no less favorable than the base salary or base wage rate, as applicable, provided to such employee immediately prior to the effective time, (ii) target annual cash bonus opportunities that are no less favorable than the target annual cash bonus opportunities provided to such employee immediately prior to the effective time, (iii) pension and welfare benefits that are no less favorable than those provided to similarly situated employees of Mechanics and its subsidiaries and (iv) for any such continuing employee (other than those employees who are party to individual agreements that provide for severance benefits), severance benefits that are no less favorable than the greater of those provided to (x) similarly situated employees of Mechanics and its subsidiaries and (y) the severance benefits of HomeStreet as set forth in the confidential disclosure schedules to the merger agreement.
Mechanics and the HomeStreet Parties have agreed that, for purposes of eligibility, participation, vesting and benefit accrual (except not for purposes of benefit accrual under any defined benefit pension plan, to the extent that such credit would result in a duplication of benefits, or for purposes of retiree medical) under the employee benefit plans of Mechanics or its subsidiaries in which any continuing HomeStreet employees become eligible to participate on or after the effective time (“Mechanics benefit plans”) or HomeStreet benefit plans, service with HomeStreet or any of its subsidiaries or predecessors for such continuing HomeStreet employees will be treated as service with Mechanics to the same extent that such service was taken into account under the analogous HomeStreet benefit plans prior to the effective time. With respect to any HomeStreet benefit plan or Mechanics benefit plan in which any such employees first become eligible to participate on or after the effective time, following the effective time, the parties will use commercially reasonable efforts to: (i) waive all preexisting conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to such employees and their eligible dependents, and

(ii) give each continuing employee credit for the plan year in which the effective time occurs towards applicable deductibles and annual out-of-pocket limits for medical expenses incurred prior to the effective time for which payment has been made.
If requested by Mechanics, HomeStreet will take action to terminate each HomeStreet benefit plan that includes a tax-qualified defined contribution retirement arrangement that is subject to Section 401(k) of the Code (“HomeStreet 401(k) Plan”), effective as of the day prior to the closing date and contingent on the occurrence of the closing. HomeStreet will provide Mechanics with evidence that the HomeStreet 401(k) Plan has been terminated not later than two (2) days immediately preceding the closing date, and the continuing HomeStreet employees who participated in the HomeStreet 401(k) Plan will be eligible to participate, as of the effective time, in the corresponding tax-qualified defined contribution plan sponsored or maintained by Mechanics or one of its subsidiaries (“Mechanics 401(k) Plan”). Following the closing, if Mechanics requested the termination of the HomeStreet 401(k) Plan, the assets of the HomeStreet 401(k) Plan will be distributed to the participants, and Mechanics will permit all continuing HomeStreet employees (while employed) to make rollover contributions to the Mechanics 401(k) Plan of “eligible rollover distributions” within the meaning of Section 401(a)(31) of the Code (including loans), in the form of cash, in an amount equal to the full account balance (including loans) distributed to the applicable employee from the HomeStreet 401(k) Plan.
Mechanics and the HomeStreet Parties have agreed that, subject to certain exceptions, the consummation of the merger will constitute a “change in control,” “change of control” or similar concept under each applicable HomeStreet benefit plan. From and after the effective time, HomeStreet will, or will cause its subsidiaries, as applicable, to assume and honor all HomeStreet benefit plans in accordance with their terms.
With respect to HomeStreet’s annual cash incentive program for the fiscal year in which the closing occurs, Mechanics will cause the Closing Year Bonuses to be paid based on target performance levels to the continuing HomeStreet employees who remain employed through the date HomeStreet has historically paid such amounts in the ordinary course of business. In the event that a continuing employee incurs a termination of employment after the closing and prior to the bonus payment date by Mechanics or any of its subsidiaries other than for cause (as defined in the confidential disclosure schedules to the merger agreement) or by the applicable continuing employee for good reason (as defined in the confidential disclosure schedules to the merger agreement, but solely to the extent the continuing employee is a party to a change in control agreement or similar agreement, any HomeStreet Equity Award or any deferred compensation agreement in which a good reason provision exists), then Mechanics will cause a prorated Closing Year Bonus to be paid based on target performance levels to such continuing employee within 60 days following such termination of employment, based on the number of days served during the applicable fiscal year, subject to execution and non-revocation of a release of claims in a form reasonably satisfactory to Mechanics, except that no such prorated Closing Year Bonus will be paid to the extent that such payment would result in any duplication of any payments.
Mechanics and HomeStreet have agreed to jointly determine in good faith allocations under a cash-based retention program for employees of HomeStreet and its subsidiaries prior to the effective time, to promote retention and incentivize efforts to consummate the closing and successful completion of systems conversion, as set forth in the confidential disclosure schedules to the merger agreement.
The merger agreement also provides that HomeStreet will seek to obtain approval from HomeStreet’s shareholders of an equity compensation plan on such terms and in such form as are market-appropriate for HomeStreet following the consummation of the merger and as determined jointly by HomeStreet and Mechanics.
Director and Officer Indemnification and Insurance
From and after the effective time, HomeStreet will indemnify and hold harmless against and will advance expenses as incurred to all present and former directors, officers and employees of both HomeStreet and Mechanics and their respective subsidiaries for any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, damages or liabilities incurred in connection with any threatened or actual claim, action, suit, proceeding or investigation arising out of or pertaining to the fact that such person is or was a director, officer or employee of HomeStreet or Mechanics or their subsidiaries and pertaining to matters, acts or omissions existing or occurring at or prior to the effective time, including the transactions contemplated by the merger agreement, to the extent such persons are indemnified or entitled to such advancement or expenses as of the date of the merger agreement under applicable law, by HomeStreet’ and Mechanics’ or their respective subsidiaries’ articles, bylaws or the governing or organizational documents, or any indemnification agreements in existence as of the closing date that are identified on the confidential disclosure schedules to the merger agreement.
HomeStreet will, and Mechanics may, obtain at or prior to the effective time a six (6) year “tail” policy under such respective party’s existing directors’ and officers’ insurance policy providing the same coverage and amounts and containing terms and conditions that are no less advantageous to the insured as the directors’ and officers’ liability insurance maintained by such party, as the case may be, as of the date of the merger agreement, with respect to claims against each present and former director, officer or employee of HomeStreet or Mechanics, as applicable, arising from facts or events that occurred at or before the effective time (including the approval of the transactions contemplated by the merger agreement), provided that neither party will expend, in the aggregate, an amount in excess of 300% of the current annual premium paid as of the date of the merger agreement by HomeStreet or Mechanics, as the case may be, for such tail policy. If the tail policy is not available, in the case of HomeStreet, or not available or obtained, in the case of Mechanics, then HomeStreet will cause to be maintained in effect the current policies of directors’ and officers’ liability insurance maintained by HomeStreet and Mechanics or certain substitute policies with respect to claims against each present and former director, officer or employee of HomeStreet and its subsidiaries or Mechanics and its subsidiaries from facts or events that occurred on or before the effective time (including the approval of the transactions contemplated by the merger agreement). HomeStreet will not be obligated to expend, on an annual basis, an amount in excess of 300% of the current annual premium paid as of the date of the merger agreement by HomeStreet or Mechanics, as the case may be, for such insurance.
Certain Additional Covenants
The merger agreement also contains additional covenants, including, among others, covenants relating to (i) the filing of this proxy statement/prospectus/consent solicitation statement, (ii) obtaining consents, (iii) the listing of the shares of HomeStreet common stock on the Nasdaq or NYSE, and potential delisting of HomeStreet common stock from Nasdaq, (iv) access to information of the HomeStreet Parties or Mechanics, as applicable, (v) advice of changes, (vi) exemption from takeover restrictions, (vii) shareholder litigation relating to the transactions contemplated by the merger agreement, (viii) public announcements with respect to the transactions contemplated by the merger agreement, (ix) amending the HomeStreet articles of incorporation and bylaws and (x) exemption of dispositions and acquisitions of HomeStreet common stock in the merger under Rule 16b-3.
Combined Company Governance
Corporate Governance
At the effective time of the merger, in accordance with the HomeStreet bylaws and organizational documents, HomeStreet will take all actions necessary or appropriate to appoint to its board of directors the directors of Mechanics as of immediately prior to the effective time, as well as one member of the board of directors of HomeStreet as of immediately prior to the effective time, as selected by Mechanics. The amended and restated articles, as amended and restated in accordance with the merger agreement and pursuant to the articles amendment, will provide that the name of HomeStreet will be “Mechanics Bancorp.”
The directors and officers of Mechanics immediately prior to the effective time will become the directors and officers of the surviving bank immediately following the effective time. The legal name of the surviving bank will be “Mechanics Bank.”
Written Consent of Mechanics Shareholders, HomeStreet Special Meeting and Recommendation of HomeStreet’s Board of Directors
Shortly after the execution of the merger agreement, HomeStreet obtained executed voting agreements that require certain of Mechanics’ key shareholders to deliver written consents approving the merger proposal, with such written consents to be executed after the registration statement of which this proxy statement/prospectus/consent solicitation statement forms a part is declared effective under the Securities Act by the SEC. The key shareholder voting agreements are described in the section entitled “Key Shareholder Voting Agreements.”
HomeStreet has agreed to call a special meeting of its shareholders to be held as soon as reasonably practicable after the Form S-4 is declared effective, for the purpose of obtaining approval of (i) the HomeStreet articles amendment proposal, (ii) the HomeStreet share issuance proposal, (iii) an equity compensation plan on terms as determined in good faith jointly by HomeStreet and Mechanics (and the adoption of such plan) and (iv) if agreed by both HomeStreet and Mechanics, other matters of the type customarily brought before a special meeting.

HomeStreet and its board of directors must use their reasonable best efforts to obtain from the HomeStreet shareholders the requisite HomeStreet shareholder approval, including by communicating to the HomeStreet shareholders the HomeStreet board of directors’ recommendation that the HomeStreet shareholders approve the HomeStreet articles amendment proposal and the HomeStreet share issuance proposal (the “HomeStreet board recommendation”). HomeStreet and its boards of directors generally cannot (i) withhold, withdraw, modify or qualify in a manner adverse to Mechanics the HomeStreet board recommendation, (ii) fail to make the HomeStreet board recommendation, (iii) adopt, approve, recommend or endorse an acquisition proposal or publicly announce an intention to adopt, approve, recommend or endorse an acquisition proposal (as defined below), (iv) fail to publicly and without qualification (A) recommend against any acquisition proposal that has been made public or (B) reaffirm the HomeStreet board recommendation, in each case within ten (10) business days (or such fewer number of days as remains prior to the HomeStreet shareholder meeting, or any adjournment or postponement thereof, as applicable) after an acquisition proposal is made public or any request by Mechanics to do so, or (v) publicly propose to do any of the foregoing (any of the foregoing, a “recommendation change”).
However, subject to certain termination rights described in the section entitled “—Termination of the Merger Agreement” below, the board of directors of HomeStreet may, prior to the receipt of the requisite HomeStreet shareholder approval, effect a recommendation change, if (i)(A) the board of directors of HomeStreet receives a bona fide acquisition proposal (as defined below) after the date of the merger agreement which did not result from a breach of rights described in the section entitled “—Agreement Not to Solicit Other Offers,” which it determines in good faith, after receiving the advice of its outside counsel and, with respect to financial matters, its financial advisors, constitutes a superior proposal (as defined below) or (B) an intervening event (as defined below) has occurred and (ii) the board of directors of HomeStreet, after receiving the advice of its outside counsel and, with respect to financial matters, its financial advisors, determines in good faith that the failure to take such action would more likely than not result in a violation of its fiduciary duties under applicable law. Prior to effecting such recommendation change, the board of directors of HomeStreet must (y) give Mechanics at least three (3) business days’ prior written notice of its intention to take such action and a reasonable description of the event or circumstances giving rise to its determination to take such action and (z) at the end of such notice period, take into account any amendment or modification to the merger agreement proposed by Mechanics and, after receiving the advice of its outside counsel and, with respect to financial matters, its financial advisors, determine in good faith that it would nevertheless more likely than not result in a violation of its fiduciary duties under applicable law to make or continue to make the HomeStreet board recommendation and, if applicable, such acquisition proposal continues to constitute a superior proposal. Any material amendment to any acquisition proposal will be deemed to be a new acquisition proposal and will require a new notice period.
After the Form S-4 is declared effective, HomeStreet may not adjourn or postpone its shareholder meeting, except (i) at Mechanics’ written request or (ii) after good faith consultation with Mechanics and on no more than two (2) occasions in the aggregate and, in each case, for no longer than ten (10) business days from the immediately prior scheduled date. Further, the adjournment or postponement may only occur if (A) as of the date of such meeting there are insufficient shares of HomeStreet common stock represented (either in person or by proxy) to constitute the quorum necessary to conduct the business of such meeting, (B) as of the date of such meeting HomeStreet has not received proxies representing a sufficient number of shares necessary to obtain the requisite HomeStreet shareholder approval or (C) as required by applicable law in order to ensure that any supplement or amendment to the proxy statement that the board of directors of HomeStreet has determined in good faith after consultation with outside legal counsel is required by applicable law is provided to the holders of HomeStreet common stock a reasonable amount of time prior to such meeting.
After the Form S-4 is declared effective and the consent solicitation statement is delivered to Mechanics’ shareholders, Mechanics is required to use its reasonable best efforts to solicit its shareholders’ consent in favor of the merger approvals to the extent required by law.
For purposes of the merger agreement, an “acquisition proposal” means, other than the transactions contemplated by the merger agreement, any offer, proposal or inquiry relating to, or any third-party or “group” (as defined in Section 13(d) of the Exchange Act) indication of interest in, (i) any acquisition or purchase, direct or indirect, of 25% or more of the consolidated assets of HomeStreet and its subsidiaries or 25% or more of any class of equity or voting securities of HomeStreet or its subsidiaries whose assets, individually or in the aggregate, constitute 25% or more of the consolidated assets of HomeStreet, (ii) any tender offer (including a self-tender offer) or exchange offer that, if consummated, would result in such third party or “group” (as defined in Section 13(d) of the Exchange Act) beneficially owning 25% or more of any class of equity or voting securities of HomeStreet or its subsidiaries whose assets, individually or in the aggregate, constitute 25% or more of the consolidated assets of HomeStreet or (iii) a merger, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving HomeStreet or its subsidiaries whose assets, individually or in the aggregate, constitute 25% or more of the consolidated assets of HomeStreet.
For purposes of the merger agreement, a “superior proposal” means a bona fide written acquisition proposal that the board of directors of HomeStreet determines in good faith, after taking into account all (i) legal, financial, regulatory and other aspects of such proposal and the person making the proposal and (ii) any revisions to the merger agreement made or offered in writing by Mechanics prior to such determination, and after consulting with its financial advisors and outside legal counsel, is (A) more favorable from a financial point of view to HomeStreet’s shareholders than the transactions contemplated by the merger agreement and (B) reasonably likely to be timely consummated on the terms set forth therein, provided that for the definition of a superior proposal, references to “25%” in the definition of acquisition proposal will be deemed to be references to “50%.”
For purposes of the merger agreement, an “intervening event” means any material facts, events and/or circumstances that have developed since the date of the merger agreement, were previously unknown by the board of directors of HomeStreet and were not reasonably foreseeable as of the date of the merger agreement by the board of directors of HomeStreet (or if known, the consequences of which were not known or reasonably foreseeable to the board of directors as of the date of the merger agreement) and do not relate to any acquisition proposal or consequence thereof or do not directly relate to the requisite HomeStreet shareholder approval, the requisite Mechanics shareholder approval or the requisite regulatory approvals; provided, that, for the avoidance of doubt, none of the following can be considered or taken into account in determining whether an intervening event has occurred: (i) changes in the trading price or trading volume of HomeStreet’s common stock (it being understood that the underlying cause of such change may be taken into account to the extent not otherwise excluded by this definition); or (ii) the fact alone that HomeStreet meets or exceeds any internal or published forecasts or projections for any period (it being understood that the underlying cause of such over-performance by HomeStreet may be taken into account to the extent not otherwise excluded by this definition).
Agreement Not to Solicit Other Offers
HomeStreet has agreed that it will, and will cause its subsidiaries and representatives to, immediately cease and cause to be terminated any activities, discussions or negotiations conducted before the date of the merger agreement with any person other than Mechanics, with respect to any acquisition proposal.
HomeStreet has agreed that it will not, and will cause its subsidiaries and its and their representatives not to, directly or indirectly, (i) initiate, solicit, knowingly encourage or knowingly facilitate inquiries or proposals with respect to any acquisition proposal, (ii) engage or participate in any negotiations with any person concerning any acquisition proposal, (iii) provide any confidential or nonpublic information or data to or have or participate in any discussions with any person relating to any acquisition proposal or (iv) unless the merger agreement has been terminated in accordance with its terms, approve or enter into any term sheet, letter of intent, commitment, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement or other agreement (whether written or oral, binding or nonbinding) (other than a confidentiality agreement referred to and entered into in accordance with the applicable terms of the merger agreement) in connection with or relating to any acquisition proposal.
However, in the event that after the date of the merger agreement and prior to the receipt of the requisite HomeStreet shareholder approval HomeStreet receives an unsolicited bona fide written acquisition proposal, HomeStreet may, and may permit its subsidiaries and its and its subsidiaries’ representatives to, furnish or cause to be furnished confidential or nonpublic information or data and participate in such negotiations or discussions with the person making the acquisition proposal if the HomeStreet board of directors concludes in good faith (after receiving the advice of its outside counsel and, with respect to financial matters, its financial advisors) that failure to take such actions would be more likely than not to result in a violation of its fiduciary duties under applicable law, provided that, prior to furnishing any confidential or nonpublic information permitted to be provided, HomeStreet must enter into a confidentiality agreement with the person making such acquisition proposal on terms no less favorable to it than the confidentiality agreement, dated January 13, 2025, among Mechanics, HomeStreet and the other parties thereto, which confidentiality agreement must not provide such person with any exclusive right to negotiate with such party.
HomeStreet has agreed to (i) promptly (and in any event within twenty-four (24) hours) advise Mechanics following receipt of any acquisition proposal or any inquiry which could reasonably be expected to lead to an acquisition proposal, and the substance thereof (including the terms and conditions of and the identity of the person making such inquiry or acquisition proposal), provide Mechanics with an unredacted copy of any such acquisition proposal and any draft agreements, proposals or other materials received from or on behalf of the person making such inquiry or acquisition proposal, and keep Mechanics apprised of any related developments, discussions and negotiations on a current basis, including any amendments to or revisions of the material terms of such inquiry or acquisition proposal and (ii) use its reasonable best efforts to enforce any existing confidentiality or standstill agreements to which it or any of its subsidiaries is a party in accordance with the terms thereof.
Conditions to Complete the Merger
As more fully described in the merger agreement, the completion of the merger is subject to the satisfaction or waiver by the party entitled to the benefit of such condition (as permitted by applicable law) of a number of conditions. These conditions include:
•	(i) the requisite Mechanics shareholder approval having been obtained, and (ii) the requisite HomeStreet shareholder approval having been obtained;
•
(i) all requisite regulatory approvals having been obtained and remaining in full force and effect, and all statutory waiting periods in respect thereof having expired or been terminated and (ii) in the case of obligations of Mechanics to effect the merger, such requisite regulatory approvals having not resulted in any material burdensome condition;

•
the registration statement of which this proxy statement/prospectus/consent solicitation statement is a part having become effective under the Securities Act and no stop order suspending the effectiveness of such registration statement having been issued, and no proceedings for such purpose having been initiated or threatened by the SEC and not withdrawn;

•
no order, injunction or decree issued by any court or other governmental entity of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the merger or any of the other transactions contemplated by the merger agreement being in effect, and no law, statute, regulation, rule, order, injunction or decree having been enacted, entered, promulgated or enforced by any governmental entity which prohibits or makes illegal the consummation of the merger or any of the other transactions contemplated by the merger agreement;

•
the accuracy of the representations and warranties of each party contained in the merger agreement generally as of the date on which the merger agreement was entered into and as of the closing date, subject to the materiality standards provided in the merger agreement (and the receipt by each party of a certificate, dated as of the closing date and signed on behalf of the other party by the chief executive officer or the chief financial officer, to the foregoing effect);

•
the performance by the other party in all material respects of the obligations, covenants and agreements required to be performed by it under the merger agreement at or prior to the closing (and the receipt by each party of a certificate, dated as of the closing date, signed on behalf of the other party by the chief executive officer or the chief financial officer, to the foregoing effect);

•
receipt by each party of an opinion of its legal counsel (or another nationally recognized law firm), in form and substance reasonably satisfactory to such party, dated as of the closing date, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code; and

•
with respect only to Mechanics’ obligation to complete the merger, the authorization of the listing of the shares of HomeStreet that are issuable pursuant to the merger agreement on the Nasdaq or NYSE, subject to official notice of issuance.

Neither HomeStreet nor Mechanics can provide assurance as to when or if all of the conditions to the merger can or will be satisfied or waived by the appropriate party.

Termination of the Merger Agreement
The merger agreement can be terminated at any time prior to the effective time (or such earlier time as specified below) in the following circumstances:
1.	by mutual written consent of HomeStreet and Mechanics;
2.
by either the HomeStreet Parties or Mechanics if any requisite regulatory approval has been denied by the relevant governmental entity that must grant such requisite regulatory approval and such denial has become final and nonappealable or any governmental entity of competent jurisdiction has issued a final and nonappealable order or other legal restraint or prohibition permanently enjoining or otherwise prohibiting or making illegal the consummation of the merger, unless the failure to obtain a requisite regulatory approval is due to the failure of the party seeking to terminate the merger agreement to perform or observe the obligations, covenants and agreements of such party set forth in the merger agreement;

3.
by either the HomeStreet Parties or Mechanics if the merger has not been consummated on or before March 28, 2026 (which may be extended to June 28, 2026 in certain circumstances set forth in the merger agreement) (the “termination date”), unless the failure of the closing to occur by such date is due to the failure of the party seeking to terminate the merger agreement to perform or observe its obligations, covenants and agreements of such party under the merger agreement;

4.
by either the HomeStreet Parties or Mechanics (provided that the terminating party is not then in material breach of any representation, warranty, obligation, covenant or other agreement contained in the merger agreement) if there is a breach of any of the obligations, covenants or agreements or any of the representations or warranties (or any such representation or warranty ceases to be true or correct) set forth in the merger agreement on the part of the HomeStreet Parties, in the case of a termination by Mechanics, or on the part of Mechanics, in the case of a termination by the HomeStreet Parties, which breach or failure to be true, either individually or in the aggregate with all other breaches by such party (or failures of such representations or warranties to be true), would constitute, if occurring or continuing on the closing date, the failure of a closing condition of the terminating party and which is not cured within 45 days following written notice to the party committing such breach, or by its nature or timing cannot be cured during such period (or such fewer days as remain prior to the termination date);

5.
by either the HomeStreet Parties or Mechanics if the requisite HomeStreet shareholder approval has not been obtained at the HomeStreet special meeting or at any adjournment or postponement thereof at which a vote on the HomeStreet share issuance proposal and HomeStreet articles amendment proposal is taken;

6.
by the HomeStreet Parties if Mechanics failed to deliver to HomeStreet duly executed counterparts of the key shareholder voting agreements within 24 hours following the date of the merger agreement (this termination right is no longer applicable because such key shareholder voting agreements were delivered within 24 hours of the date of the merger agreement); and

7.
by Mechanics prior to such time as the requisite HomeStreet shareholder approval is obtained, if (i) HomeStreet or the HomeStreet board of directors has made a recommendation change or (ii) HomeStreet or the HomeStreet board of directors has breached certain covenants related to stockholder approvals or acquisition proposals in any material respect.

Effect of Termination; Termination Fee
In the event of termination of the merger agreement by either the HomeStreet Parties or Mechanics as provided under the section entitled “—Termination of the Merger Agreement” above, the merger agreement will become void and have no effect, and none of HomeStreet, HomeStreet Bank, Mechanics, any of their respective subsidiaries or any of the officers or directors of any of them will have any liability of any nature whatsoever under the merger agreement, or in connection with the transactions contemplated by the merger agreement, except that (i) designated provisions of the merger agreement will survive any termination of the merger agreement, including those relating to the confidential treatment of information, public announcements, the effect of termination, including the termination fee and expense reimbursement provisions described below, and certain general provisions, and (ii) neither HomeStreet, HomeStreet Bank, nor Mechanics will be relieved or released from any liabilities or damages arising out of its fraud or its willful and material breach of any provision of the merger agreement.

If the merger agreement is terminated in the following circumstances, HomeStreet will pay Mechanics a termination fee equal to $10 million in cash (the “termination fee”):
•
in the event that after the date of the merger agreement and prior to the termination of the merger agreement, a bona fide acquisition proposal has been communicated to or otherwise made known to the HomeStreet’s board of directors or HomeStreet’s senior management or directly to HomeStreet shareholders or any person has publicly announced (and not withdrawn at least two (2) business days prior to the HomeStreet special meeting) an acquisition proposal, in each case, with respect to HomeStreet and:

○
(i) thereafter, the merger agreement is terminated by (x) either the HomeStreet Parties or Mechanics because the requisite HomeStreet shareholder approval has not been obtained at the HomeStreet special meeting or at any adjournment or postponement thereof, (y) either the HomeStreet Parties or Mechanics because the merger has not been consummated by the termination date without the requisite HomeStreet shareholder approval having been obtained (and all other closing conditions were satisfied or were capable of being satisfied prior to such termination) or (z) Mechanics pursuant to the fourth item under the section entitled “—Termination of the Merger Agreement” above as a result of a willful breach; and

○
(ii) prior to the date that is 12 months after the date of such termination, HomeStreet enters into a definitive agreement or consummates a transaction with respect to an acquisition proposal (whether or not the same acquisition proposal as that referred to above) (provided that, for purposes determining whether a termination fee is payable pursuant to this bullet, all references in the definition of acquisition proposal to “25%” will instead refer to “50%”); or

•	in the event that the merger agreement is terminated by HomeStreet pursuant to the seventh item under the section entitled “—Termination of the Merger Agreement” above.
Expenses and Fees
Except as otherwise provided in the merger agreement, the confidential disclosure schedules to the merger agreement and as described in the immediately following sentence, all costs and expenses incurred in connection with the merger agreement and the transactions contemplated thereby will be paid by the party incurring such expense. The merger agreement provides that the costs and expenses of printing and mailing this proxy statement/prospectus/consent solicitation statement and all filing and other fees paid to the SEC or any other governmental entity in connection with the merger will be borne equally by HomeStreet and Mechanics.
Amendment, Waiver and Extension of the Merger Agreement
Subject to compliance with applicable law, the merger agreement may be amended by the parties at any time before or after the receipt of the requisite HomeStreet shareholder approval or the requisite Mechanics shareholder approval, except that after the receipt of the requisite HomeStreet shareholder approval or requisite Mechanics shareholder approval, there may not be, without further approval of HomeStreet shareholders or Mechanics shareholders, as applicable, any amendment to the merger agreement that requires such further approval under applicable law.
At any time prior to the closing of the merger, each of the parties may, to the extent legally allowed, (i) extend the time for the performance of any of the obligations or other acts of the other party, (ii) waive any inaccuracies in the representations and warranties of the other party contained in the merger agreement or in any document delivered by such other parties pursuant to the merger agreement and (iii) waive compliance with any of the agreements or satisfaction of any conditions for its benefit contained in the merger agreement, except that after the receipt of the requisite HomeStreet shareholder approval or the requisite Mechanics shareholder approval there may not be, without further approval of HomeStreet shareholders or Mechanics shareholders, as applicable, any extension or waiver of the merger agreement or any portion thereof that requires such further approval under applicable law. Any agreement on the part of either of the parties to any such extension or waiver will be valid only if set forth in a written instrument signed on behalf of such party, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition will not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

Governing Law
The merger agreement is governed by and will be construed in accordance with the laws of the State of Delaware, without regard to any applicable conflicts of law principles (except that matters relating to the fiduciary duty of the HomeStreet board are subject to the laws of the State of Washington).
Specific Performance
The HomeStreet Parties and Mechanics will be entitled to specific performance of the terms of the merger agreement, including the ability to seek an injunction or injunctions to prevent breaches or threatened breaches of the merger agreement or to enforce specifically the performance of the terms and provisions of the merger agreement (including the parties’ obligations to consummate the merger), in addition to any other remedy to which they are entitled at law or in equity. Each of the HomeStreet Parties and Mechanics waives any defense in any action for specific performance that a remedy at law would be adequate and any requirement under any law to post security or a bond as a prerequisite to obtaining equitable relief.

KEY SHAREHOLDERS VOTING AGREEMENTS
The following section summarizes material provisions of the key shareholder voting agreements, which are included in this proxy statement/prospectus/consent solicitation statement as Annex F and Annex G, are incorporated by reference herein in their entirety, and qualify the following summary in its entirety. The rights and obligations of HomeStreet and the key shareholders are governed by the key shareholder voting agreements, as applicable, and not by this summary or any other information contained in or incorporated by reference into this proxy statement/prospectus/consent solicitation statement. HomeStreet shareholders and Mechanics shareholders are urged to read the key shareholder voting agreements carefully and in their entirety, as well as this proxy statement/prospectus/consent solicitation statement and the information incorporated by reference into this proxy statement/prospectus/consent solicitation statement.
Shortly after the execution of the merger agreement, HomeStreet entered into (a) a voting and support agreement with EB Acquisition Company LLC, EB Acquisition Company II LLC, Ford Financial Fund II, L.P. and Ford Financial III, L.P. (the parties, the “Ford Entities,” and the agreement, the “Ford Entities voting agreement”) and (b) a voting and support agreement with Rabobank International Holding B.V. (“Rabobank”, together with the Ford Entities, the “key shareholders,” and the agreement, the “Rabobank voting agreement,” and together with the Ford Entities voting agreement, the “key shareholder voting agreements”).
The key shareholder voting agreements provide, among other things, that each key shareholder will (i) following the effectiveness of the registration statement of which this proxy statement/prospectus/consent solicitation statement forms a part, promptly (and in any event within five (5) business days) execute and deliver (or cause to be executed and delivered) to Mechanics a written consent approving the merger agreement and the transactions contemplated by the merger agreement, with respect to all of such key shareholder’s shares of Mechanics capital stock entitled to act by written consent thereto, and (ii) vote or cause to be voted (including by written consent) all of such key shareholder’s shares of Mechanics capital stock against any actions, agreement or transaction involving Mechanics that is intended, or would reasonably be expected, to impede, interfere with, delay, postpone, adversely affect or prevent the consummation of the transactions contemplated by the merger agreement, including the merger, in any material respect. Additionally, the key shareholder voting agreements contain customary transfer restrictions restricting the key shareholders from transferring their shares of Mechanics capital stock during the pendency of the transaction, subject to limited exceptions.
The Ford Entities voting agreement generally obligates each Ford Entity and HomeStreet to use its reasonable best efforts to promptly prepare and file all necessary documentation in respect of the requisite regulatory approvals that are required to be obtained to consummate the transactions contemplated by the merger agreement and, among other obligations, to respond to requests for information and to resolve any objection that may be asserted by a governmental entity with respect to the merger agreement or the transactions contemplated thereby, subject to certain exceptions. The Rabobank voting agreement requires Rabobank to cooperate with HomeStreet, Mechanics and the Ford Entities in obtaining the requisite regulatory approvals required to be obtained by such parties to consummate the transactions contemplated by the merger agreement. Mechanics and the Ford Entities are third-party beneficiaries of the Rabobank Voting Agreement.
The key shareholder voting agreements will terminate upon the earliest to occur of (i) the effective time, (ii) the termination of the merger agreement in accordance with its terms and (iii) any amendment to the merger agreement without the prior written consent of such key shareholder if such amendment materially reduces the Class A exchange ratio (or the Class B exchange ratio, in the case of the Rabobank voting agreement) or alters the form of merger consideration.
As of the date of the key shareholder voting agreements, the key shareholders collectively owned, of record or beneficially, a majority of the voting power of the outstanding shares of Mechanics voting common stock. As of the consent record date, the key shareholders collectively owned approximately [ ]% of the outstanding shares of Mechanics voting common stock. Accordingly, the execution and delivery of written consents by all of the key shareholders will constitute receipt by Mechanics of the shareholder approval required for the Mechanics merger proposal and therefore satisfy the closing condition in the merger agreement relating to receipt of the requisite Mechanics shareholder approval.

REGISTRATION RIGHTS AGREEMENT
The following section summarizes material provisions of the registration rights agreement, which is included in this proxy statement/prospectus/consent solicitation statement as Annex H, is incorporated by reference herein in its entirety, and qualifies the following summary in its entirety. The rights and obligations of HomeStreet and the key shareholders party thereto are governed by the registration rights agreement and not by this summary or any other information contained in or incorporated by reference into this proxy statement/prospectus/consent solicitation statement. HomeStreet shareholders and Mechanics shareholders are urged to read the registration rights agreement carefully and in its entirety, as well as this proxy statement/prospectus/consent solicitation statement and the information incorporated by reference into this proxy statement/prospectus/consent solicitation statement.
In connection with the merger agreement, HomeStreet, Mechanics, the Ford Entities and Rabobank entered into a registration rights agreement, dated as of March 28, 2025 (the “registration rights agreement”), which will become effective as of the effective time.
Pursuant to the registration rights agreement, (i) each of the Ford Entities and Rabobank is entitled to certain demand registration rights, shelf takedown rights and piggyback registration rights with respect to shares of combined company common stock it acquires in the merger, in each case, subject to certain minimum and maximum thresholds and other customary limitations, including the right of underwriters in an underwritten offering to limit the number of shares to be included in an offering and the combined company’s right to suspend the use of (or discontinue the disposition of combined company common stock pursuant to) a registration statement under specified circumstances, and (ii) the combined company is required to use reasonable best efforts to file, within 180 days of the closing date, a resale shelf registration statement on Form S-3 covering the shares of combined company common stock acquired by the Ford Entities and Rabobank in the merger. The shares of HomeStreet common stock to be issued by HomeStreet to the Ford Entities in the merger are not being registered pursuant to the registration statement of which this proxy statement/prospectus/consent solicitation statement forms a part.
The combined company will pay the registration expenses (other than underwriting discounts, selling commissions, stock transfer taxes and fees and certain legal fees) of the shares registered pursuant to the demand registration rights, shelf takedown rights and piggyback registration rights. The applicable Ford Entities or Rabobank and its permitted transferees (the “Rabobank Parties”) will pay such underwriting discounts, selling commissions, stock transfer taxes and fees and legal fees. The combined company, on the one hand, and the Rabobank Parties and the Ford Entities, on the other hand, will each indemnify the other and its representatives for certain securities law matters in connection with any registration statement.
Further, the combined company, Mechanics, the Ford Entities and Rabobank each agree to, and agree to cause their respective affiliates to, cooperate with each other with respect to certain bank regulatory matters and to use reasonable best efforts to comply with certain regulatory requirements. As long as the Rabobank Parties beneficially own, in the aggregate, at least 4.9% of the outstanding capital stock and other classes of equity securities of the combined company, the Rabobank Parties will have the right to appoint one observer to the combined company board of directors, and from and after such time as the Rabobank Parties acquire additional shares of the combined company’s voting common stock such that they beneficially own, in the aggregate, 9.9% or more of the combined company’s voting common stock, the Rabobank Parties will have the right to appoint one director to the combined company board of directors (subject to the combined company board of directors’ reasonable approval).
The registration rights agreement will terminate, (i) upon the mutual written agreement of each of the parties thereto, (ii) in the case of the Rabobank Parties, when the Rabobank Parties no longer beneficially own any outstanding capital stock or other class of equity securities of the combined company and (iii) in the case of the Ford Entities, when the Ford Entities no longer beneficially own any outstanding capital stock or other class of equity securities of the combined company.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER
The following discussion sets forth the anticipated material United States federal income tax consequences of the merger to U.S. holders (as defined below) of Mechanics common stock that exchange their shares of Mechanics common stock for the merger consideration. This discussion does not address any tax consequences arising under the laws of any state, local or foreign jurisdiction, or under any United States federal laws other than those pertaining to income tax. This discussion is based upon the Code, the regulations promulgated under the Code and court and administrative rulings and decisions, all as in effect on the date of this proxy statement/prospectus/consent solicitation statement. These laws may change, possibly retroactively, and any change could affect the accuracy of the statements and conclusions set forth in this discussion.
This discussion addresses only those Mechanics shareholders that hold their shares of Mechanics common stock as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment). Further, this discussion does not address all aspects of United States federal income taxation that may be relevant to you in light of your particular circumstances or that may be applicable to you if you are subject to special treatment under the United States federal income tax laws, including if you are:
•	a financial institution;
•	a tax-exempt organization;
•	a pass-through entity (or an investor in a pass-through entity);
•	an insurance company;
•	a mutual fund;
•	a dealer or broker in stocks and securities, or currencies;
•	a trader in securities that elects mark-to-market treatment;
•	a Mechanics shareholder that received Mechanics common stock through the exercise of an employee stock option, through a tax qualified retirement plan or otherwise as compensation;
•	a person that is not a U.S. holder;
•	a person that has a functional currency other than the U.S. dollar;
•	a real estate investment trust;
•	a regulated investment company;
•	a Mechanics shareholder that holds Mechanics common stock as part of a hedge, straddle, constructive sale, wash sale, conversion or other integrated transaction; or
•	a United States expatriate.
In addition, the discussion does not address any alternative minimum tax or any state, local or foreign tax consequences of the merger, nor does it address any tax consequences arising under the Medicare contribution tax on net investment income. Determining the actual tax consequences of the merger to you may be complex. They will depend on your specific situation and on factors that are not within the control of Mechanics or the HomeStreet Parties. You should consult with your own tax advisor as to the tax consequences of the merger in your particular circumstances.
For purposes of this discussion, the term “U.S. holder” means a beneficial owner of Mechanics common stock that is for United States federal income tax purposes (i) an individual citizen or resident of the United States, (ii) a corporation, or entity treated as a corporation, organized in or under the laws of the United States or any state thereof or the District of Columbia, (iii) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust, or (iv) an estate, the income of which is includible in gross income for United States federal income tax purposes regardless of its source.

The United States federal income tax consequences to a partner in an entity or arrangement that is treated as a partnership for United States federal income tax purposes and that holds Mechanics common stock generally will depend on the status of the partner and the activities of the partnership. Partners in a partnership holding Mechanics common stock should consult their own tax advisors.
Tax Consequences of the Merger Generally
The parties intend for the merger to qualify as a “reorganization” within the meaning of Section 368(a) of the Code. It is a condition to the HomeStreet Parties’ obligation to complete the merger that the HomeStreet Parties receive an opinion from Sullivan & Cromwell LLP (or another nationally recognized law firm), dated the closing date, to the effect that the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. It is a condition to Mechanics’ obligation to complete the merger that Mechanics receive an opinion from Wachtell, Lipton, Rosen & Katz (or another nationally recognized law firm) dated as of the closing date, to the effect that the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. These opinions will be based on the assumption that the merger will be completed in the manner set forth in the merger agreement and the registration statement on Form S-4 of which this proxy statement/prospectus/consent solicitation statement forms a part, and on representation letters provided by the HomeStreet Parties and Mechanics to be delivered at the time of the closing. These opinions will also be based on the assumption that the representations found in the representation letters are, as of the effective time, true and complete without qualification and that the representation letters are executed by appropriate and authorized officers of the HomeStreet Parties and Mechanics. If any of the representations, warranties, covenants or assumptions upon which the opinions described above are based are inconsistent with the actual facts, or if any condition contained in the merger agreement and affecting these opinions is breached or is waived by any party, the U.S. federal income tax consequences of the merger could be adversely affected.
Neither of the opinions described above will be binding on the Internal Revenue Service (“IRS”). Mechanics and the HomeStreet Parties have not sought and will not seek any ruling from the IRS regarding any matters relating to the merger, and, as a result, there can be no assurance that the IRS will not assert, or that a court would not sustain, a position contrary to any of the conclusions set forth below.
As a “reorganization,” the material U.S. federal income tax consequences of the merger to U.S. holders of Mechanics common stock are set forth in the remainder of this discussion:
•
a holder who receives solely shares of HomeStreet common stock (or receives HomeStreet common stock and cash solely in lieu of a fractional share) in exchange for shares of Mechanics common stock generally will not recognize any gain or loss upon the merger, except with respect to the cash received in lieu of a fractional share of HomeStreet common stock;

•
the aggregate tax basis of the HomeStreet common stock received in the merger (including fractional share interests in HomeStreet common stock deemed received and exchanged for cash) will be equal to the holder’s aggregate tax basis in the Mechanics common stock for which it is exchanged; and

•
the holding period of HomeStreet common stock received in the merger (including any fractional shares deemed received and redeemed as described below) will include the holder’s holding period of the Mechanics common stock for which it is exchanged.

If holders acquired different blocks of Mechanics common stock at different times and at different prices, a holder’s tax basis and holding period in HomeStreet common stock may be determined with reference to each block of Mechanics common stock.
Cash Instead of a Fractional Share
A U.S. holder of Mechanics common stock who receives cash instead of a fractional share of HomeStreet common stock will be treated as having received the fractional share of HomeStreet common stock pursuant to the merger and then as having sold that fractional share for cash. As a result, generally such a holder will recognize gain or loss equal to the difference between the amount of cash received and the basis allocable to such holder’s fractional share of HomeStreet common stock. This gain or loss generally will be capital gain or loss, and will be long-term capital gain or loss if, as of the effective time, the holding period for the shares (including the holding period of Mechanics common stock surrendered therefor) is greater than one year. The deductibility of capital losses is subject to limitations.

Backup Withholding
Payments of cash to a non-corporate U.S. holder of Mechanics common stock in connection with the merger may be subject to information reporting and backup withholding (currently at a rate of 24%). A U.S. holder of Mechanics common stock generally will not be subject to backup withholding, however, if the holder:
•
furnishes a correct taxpayer identification number, certifies that the holder is not subject to backup withholding on IRS form W-9 (or an applicable substitute or successor form) included in the election form/letter of transmittal the holder will receive and otherwise complies with all the applicable requirements of the backup withholding rules; or

•	provides proof of an applicable exemption from backup withholding.
Any amounts withheld under the backup withholding rules are not additional tax and will generally be allowed as a refund or credit against the holder’s United States federal income tax liability, provided the required information is timely furnished to the IRS.
In addition, U.S. holders of Mechanics common stock who receive HomeStreet common stock as a result of the merger are required to retain permanent records and make such records available to any authorized IRS officers and employees. The records should include the number of shares of Mechanics common stock exchanged, the number of shares of HomeStreet common stock received, the fair market value and tax basis of Mechanics common stock exchanged and the U.S. holder’s tax basis in the HomeStreet common stock received.
If a U.S. holder of Mechanics common stock that exchanges such stock for HomeStreet common stock is a “significant holder” with respect to Mechanics and is required to file a U.S. income tax return, the U.S. holder is required to include a statement with respect to the exchange on or with the federal income tax return of the U.S. holder for the year of the exchange, and to retain permanent records of the facts in the statement relating to the merger. A U.S. holder of Mechanics common stock will be treated as a significant holder in Mechanics if the U.S. holder’s ownership interest in Mechanics, immediately before the merger, is 1% or more of Mechanics’ issued and outstanding common stock or if the U.S. holder’s basis in the shares of Mechanics stock exchanged is one million dollars ($1,000,000) or more. The statement must be prepared in accordance with Treasury Regulation Section 1.368-3 and must be entitled “STATEMENT PURSUANT TO §1.368-3(b) BY [INSERT NAME AND TAXPAYER IDENTIFICATION NUMBER (IF ANY) OF TAXPAYER], A SIGNIFICANT HOLDER.” The statement must include the names and employer identification numbers of Mechanics and HomeStreet, the date of the merger, and the fair market value and tax basis of Mechanics common stock exchanged (determined immediately before the merger).
This summary of certain material United States federal income tax consequences is for general information only and is not tax advice. You are urged to consult your tax advisor with respect to the application of United States federal income tax laws to your particular situation as well as any tax consequences arising under the United States federal estate or gift tax rules, or under the laws of any state, local, foreign or other taxing jurisdiction.

UNAUDITED PRO FORMA COMBINED CONDENSED CONSOLIDATED
FINANCIAL INFORMATION
The following tables present unaudited condensed consolidated financial information for each of Mechanics and HomeStreet, as well as unaudited pro forma combined condensed consolidated financial information for Mechanics and HomeStreet reflecting the merger and pro forma adjustments described in the accompanying notes. Mechanics and HomeStreet have prepared the unaudited pro forma combined condensed consolidated balance sheet to give pro forma effect to the merger as if it had been consummated on March 31, 2025, and the unaudited pro forma combined condensed consolidated income statement to give pro forma effect to the merger as if it had been consummated on January 1, 2024.
The unaudited pro forma combined condensed consolidated financial information appearing below assumes that the merger is accounted for as a reverse acquisition using the acquisition method of accounting, pursuant to FASB Topic 805-10, Business Combinations, with HomeStreet treated as the legal acquirer and Mechanics treated as the accounting acquirer. In identifying Mechanics as the acquiring entity for accounting purposes, HomeStreet and Mechanics took into account a number of factors as of the date of this proxy statement/prospectus/consent solicitation statement, including the relative size of HomeStreet and Mechanics prior to the consummation of the merger and the relative voting rights of all equity instruments in the combined company. No single factor was the sole determinant in the overall conclusion that Mechanics is the acquirer for accounting purposes; rather all factors were considered in arriving at such conclusion. See the section entitled “The Merger—Accounting Treatment of the Merger.” Under the acquisition method of accounting, the assets and liabilities of HomeStreet, as the accounting acquiree, will be recorded at their respective fair values as of the date the merger is completed.
The unaudited pro forma adjustments, including the allocations of the purchase price, are preliminary and have been made solely for the purpose of providing unaudited pro forma combined condensed consolidated financial information with materially relevant estimated adjustments. Certain reclassifications have been made to the historical financial statements of HomeStreet to conform to the presentation in Mechanics’ financial statements. Accordingly, the unaudited pro forma combined condensed consolidated financial information is presented for illustrative purposes only and is not necessarily indicative of the results that might have occurred had the merger taken place on March 31, 2025, for balance sheet purposes and on January 1, 2024, for income statement purposes, and is not intended to be a projection of future results. Historical results for any prior period are not necessarily indicative of results to be expected in any future period, and historical results for the three months ended March 31, 2025 and the year ended December 31, 2024, are not necessarily indicative of results to be expected for 2025 or that may be achieved in the future. A final determination of the acquisition consideration and fair values of HomeStreet’s assets and liabilities, which cannot be made prior to the completion of the merger, will be based on the actual net tangible and intangible assets of HomeStreet that exist as of the date of completion of the merger. Consequently, amounts preliminarily allocated to the bargain purchase gain and identifiable intangibles could change significantly from those allocations used in the unaudited pro forma combined condensed consolidated financial information presented below and could result in a material change in amortization of acquired intangible assets.
The unaudited pro forma combined condensed consolidated financial information includes nonrecurring estimated after-tax merger costs, including system conversion costs, advisement fees and employee related costs such as severance and change in control payments. These estimates are based on expected costs, including agreements with employees or other employee benefit plans. The pro forma costs do not include the benefits of expected cost savings or opportunities to earn additional revenue, as these are nonrecurring in nature and not factually supportable. Estimated merger costs are subject to change, and actual merger costs could differ from such estimates.
In addition, future results may differ materially from those reflected in the unaudited pro forma combined condensed consolidated financial information included in this proxy statement/prospectus/consent solicitation statement. These differences may result from various factors, including but not limited to those discussed under the section entitled “Risk Factors” and in HomeStreet, Inc.’s Annual Report on Form 10-K most recently filed with the SEC, as well as in its subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, and the factors discussed in the section entitled “Cautionary Statement Regarding Forward-Looking Statements.” Among other factors, the actual amounts recorded as of the completion of the merger may differ materially from the information presented in these unaudited pro forma combined condensed consolidated financial statements as a result of:
•	changes in the trading price for HomeStreet’s common stock;
•	net cash used or generated in HomeStreet’s or Mechanics’ operations between the signing of the merger agreement and the completion of the merger;

•
the timing of the completion of the merger, changes in total merger-related expenses, and integration costs, including costs associated with systems implementation, severance, and other costs related to exit or disposal activities;

•	other changes in HomeStreet’s or Mechanics’ net assets that occur prior to the completion of the merger, which could cause material differences in the information presented below; and
•	changes in the financial results of the combined company.
The unaudited pro forma combined condensed consolidated financial information is provided for illustrative information purposes only. The unaudited pro forma combined condensed consolidated financial information is not necessarily, and should not be assumed to be, an indication of the actual results that would have been achieved had the merger been completed as of the dates indicated or that may be achieved in the future. The preparation of the unaudited pro forma combined condensed consolidated financial information and related adjustments required management to make certain assumptions and estimates. The unaudited pro forma combined condensed consolidated financial information should be read together with:
•	the accompanying notes to the unaudited pro forma combined condensed consolidated financial statements;
•
HomeStreet’s separate audited historical consolidated financial statements and accompanying notes as of and for the year ended December 31, 2024, included in HomeStreet’s Annual Report on Form 10-K for the year ended December 31, 2024;

•
HomeStreet’s separate unaudited historical consolidated financial statements and accompanying notes as of and for the three months ended March 31, 2025, included in HomeStreet’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2025;

•
Mechanics’ separate audited historical consolidated financial statements and accompanying notes as of and for the year ended December 31, 2024, as included in this proxy statement/prospectus/consent solicitation statement;

•
Mechanics’ separate unaudited historical consolidated financial statements and accompanying notes as of and for the three months ended March 31, 2025, as included in this proxy statement/prospectus/consent solicitation statement; and

•	other information pertaining to HomeStreet and Mechanics contained in or incorporated by reference into this proxy statement/prospectus/consent solicitation statement.

UNAUDITED PRO FORMA CONDENSED COMBINED CONSOLIDATED BALANCE SHEET
AS OF MARCH 31, 2025
(in thousands)

	Mechanics Historical	HomeStreet Historical	Transaction Adjustments		Combined Pro Forma
ASSETS
Cash and cash equivalents	798,309	252,162	—		1,050,471
Total investment securities	5,003,236	1,055,318	(17)	(a)	6,058,537
Loans held for sale	219	34,734	—		34,953
Loans held for investment	9,416,024	6,063,216	(311,018)	(b)	15,168,222
Allowance for credit losses	(75,515)	(39,634)	(41,781)	(c)	(156,930)
Total loans held for investment, net	9,340,509	6,023,582	(352,799)		15,011,292
Mortgage servicing rights	—	97,959	5,794	(u)	103,753
Premises and equipment, net	115,509	45,750	(6,000)	(d)	155,259
Goodwill	843,305	—	—		843,305
Other intangible assets, net	35,975	6,662	113,356	(e)	155,993
Other assets	403,255	287,464	126,045	(f)	816,764
Total assets	16,540,317	7,803,631	(113,621)		24,230,327

LIABILITIES AND SHAREHOLDERS’ EQUITY

LIABILITIES
Deposits:
Noninterest-bearing	5,495,994	1,276,133	—		6,772,127
Interest-bearing	8,490,232	4,813,015	(73)	(g)	13,303,174
Total deposits	13,986,226	6,089,148	(73)		20,075,301
FHLB advances	—	1,000,000	5,485	(h)	1,005,485
Subordinated Debt	—	99,734	(29,556)	(i)	70,178
Other Borrowings	—	125,489	(21,352)	(i)	104,137
Accrued interest payable and other liabilities	180,001	88,509	100,121	(j)	368,631
Total Liabilities	14,166,227	7,402,880	54,625		21,623,732

SHAREHOLDERS’ EQUITY
Common Stock / APIC	2,122,117	233,418	1,339	(k)	2,356,874
Retained earnings	283,308	246,548	(248,800)	(k)	281,056
Accumulated other comprehensive loss	(31,335)	(79,215)	79,215	(k)	(31,335)
Total shareholders’ equity	2,374,090	400,751	(168,246)		2,606,595
Total liabilities and shareholders’ equity	16,540,317	7,803,631	(113,621)		24,230,327

UNAUDITED PRO FORMA CONDENSED COMBINED CONSOLIDATED
INCOME STATEMENTS
FOR THE THREE MONTHS MARCH 31, 2025
(in thousands except share and per share data)

	Mechanics Historical	HomeStreet Historical	Transaction Adjustments		Combined Pro Forma
Interest and dividend income:
Loans and leases	117,792	73,424	16,754	(l)	207,970
Investment securities	47,585	8,650	—		56,235
Other interest-earning assets	8,208	3,691	—		11,899
Total interest income	173,585	85,765	16,754		276,104
Interest expense:
Deposits	45,131	38,237	—		83,368
Borrowings	—	14,307	574	(m)	14,881
Total interest expense	45,131	52,544	574		98,249
Net interest income	128,454	33,221	16,180		177,855
Provision for credit losses	(3,658)	1,000	—		(2,658)
Net interest income after provision for credit losses	132,112	32,221	16,180		180,513
Noninterest income	14,981	12,136	—		27,117
Noninterest expense	85,638	49,108	3,560	(n)	138,306
Earnings before income taxes:	61,455	(4,751)	12,620		69,324
Income tax expense (benefit)	17,664	(286)	3,534	(s)	20,912
Net earnings (loss)	43,791	(4,465)	9,086		48,412
Earnings (loss) per common share
Basic	681.79	(0.24)			0.22
Diluted	681.59	(0.23)			0.22
Weighted average common shares
Basic	64,230	18,920,808	201,935,102	(t)	220,920,140
Diluted	64,248	19,163,854	201,935,102	(t)	221,163,204

UNAUDITED PRO FORMA CONDENSED COMBINED CONSOLIDATED
INCOME STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2024
(in thousands except share and per share data)

	Mechanics Historical	HomeStreet Historical	Transaction Adjustments		Combined Pro Forma
Interest and dividend income:
Loans and leases	528,514	346,691	70,033	(l)	945,238
Investment securities	131,810	39,576	—		171,386
Other interest-earning assets	75,394	16,306	—		91,700
Total interest income	735,718	402,573	70,033		1,208,324
Interest expense:
Deposits	189,258	174,252	73	(o)	363,583
Borrowings	27,291	108,234	1,291	(m)	136,816
Total interest expense	216,549	282,486	1,364		500,399
Net interest income	519,169	120,087	68,669		707,925
Provision for credit losses	(1,507)	—	28,857	(p)	27,350
Net interest income after provision for credit losses	520,676	120,087	39,812		680,575
Noninterest income (loss)	(139,120)	(44,385)	108,325	(q)	(75,180)
Noninterest expense	345,859	196,214	144,233	(r)	686,306
Earnings before income taxes	35,697	(120,512)	3,904		(80,911)
Income tax expense (benefit)	6,698	23,832	1,093	(s)	31,623
Net earnings (loss)	28,999	(144,344)	2,811		(112,534)
Earnings (loss) per common share
Basic	451.50	(7.65)			(0.51)
Diluted	451.37	(7.65)			(0.51)
Weighted average common shares
Basic	64,228	18,857,392	201,935,102	(t)	220,856,722
Diluted	64,246	18,857,392	201,935,084	(t)	220,856,722

1.
The pro forma combined earnings per share amounts were calculated by totaling the historical earnings of HomeStreet and Mechanics, adjusted for purchase accounting entries, and dividing the resulting amount by the average pro forma shares of HomeStreet and Mechanics, giving effect to the merger as if it had occurred as of the beginning of the period presented. The average pro forma shares of HomeStreet and Mechanics reflect historical basic and diluted shares of HomeStreet, plus historical basic and diluted average shares of Mechanics, as adjusted based on the fixed exchange ratio of 3,301.0920 shares of Class A common stock for each share of Mechanics voting common stock and a fixed exchange ratio of 330.1092 shares of Class B common stock for each share of Mechanics non-voting common stock. For the calculation of total estimated shares at the consummation of the merger, see Note 2. The transaction adjustment of 201.9 million is calculated as the hypothetical shares being issued to shareholders of Mechanics of 202.0 million less the existing shares of Mechanics held by shareholders of Mechanics of 64.2 thousand. Potential dilution from common equivalent shares is determined using the treasury stock method, reflecting the potential settlement of stock-based compensation awards resulting in the issuance of additional shares of common stock.

See accompanying notes to unaudited pro forma combined condensed consolidated financial statements.

NOTES TO UNAUDITED PRO FORMA COMBINED CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS
Note 1. Basis of Presentation
The unaudited pro forma combined condensed consolidated financial information and explanatory notes have been prepared to give pro forma effect to the merger under the acquisition method of accounting with HomeStreet treated as the legal acquirer and Mechanics treated as the accounting acquirer. The unaudited pro forma combined condensed consolidated financial information is presented for illustrative purposes only and does not necessarily indicate the financial results of the combined company had the companies actually been combined at the beginning of the periods presented, nor does it necessarily indicate the results of operations in future periods or the future financial position of the combined company. Under the acquisition method of accounting, the assets and liabilities of HomeStreet (as the accounting acquiree), as of the effective date of the merger, will be recorded at their respective fair values, and the excess of the fair value of HomeStreet’s net assets over the purchase price consideration will be allocated to a bargain purchase gain. See Note 2 to the unaudited pro forma combined condensed consolidated financial information for detailed calculations of the estimated purchase price.
The merger agreement provides for Mechanics common shareholders to receive 3,301.0920 shares of Class A common stock for each share of Mechanics voting common stock and 330.1092 shares of Class B common stock for each share of Mechanics non-voting common stock they hold immediately prior to the merger.
The preliminary purchase price allocation reflected in the unaudited pro forma combined condensed consolidated financial information is subject to adjustment and may vary from the actual purchase price allocation that will be recorded at the time the merger is completed. Adjustments may include, but not be limited to, changes in (i) HomeStreet’s financial condition and operating results through the effective time of the merger; (ii) the aggregate value of the accounting purchase price determination if the price of shares of HomeStreet common stock varies from the assumed $12.25 per share, which was the closing share price of HomeStreet common stock on June 25, 2025; (iii) total merger-related expenses from amounts included herein; and (iv) the underlying values of assets and liabilities.
The accounting policies of both HomeStreet and Mechanics are in the process of being reviewed in detail, and HomeStreet and Mechanics have not identified all adjustments necessary to conform the respective accounting policies of HomeStreet and Mechanics to a single accounting policy. As a result of that review, differences could be identified between the accounting policies of the two companies that, when conformed, could have a material impact on the combined company’s financial information.
As a result of the foregoing, the pro forma adjustments are preliminary and are subject to change as additional information becomes available and as additional analysis is performed. The preliminary pro forma adjustments have been made solely for the purpose of providing the unaudited pro forma combined condensed consolidated financial information.
Note 2. Purchase Price Determination
The unaudited pro forma combined condensed consolidated statement of financial condition has been adjusted to reflect the preliminary calculation of the estimated purchase price to identifiable net assets acquired. Since the merger will be accounted for as a reverse acquisition, the estimated purchase price was determined in accordance with FASB ASC 805-40-30-2, which provides that the purchase price in a reverse acquisition is determined based on “the number of equity interests the legal acquiree would have had to issue to give the owners of the legal acquirer the same percentage equity interest in the combined entity that results from the reverse acquisition.”

The first step in estimating the purchase price in the merger is to determine the pro forma ownership of the combined company following the merger. The tables below show the calculation to determine the pro forma ownership of HomeStreet common stock following the merger using shares of HomeStreet common stock and Mechanics common stock outstanding at March 31, 2025 and the fixed exchange ratio of 3,301.0920 applied to shares of outstanding Mechanics voting common stock and 330.1092 to shares of outstanding Mechanics non-voting common stock.

	HomeStreet	Mechanics
Shares of voting common stock outstanding and converting to shares as of March 31, 2025	19,163,854	60,854
Fixed exchange ratio		3,301.0920
Shares of non-voting common stock outstanding as of March 31, 2025		3,376
Fixed exchange ratio		330.1092
HomeStreet shares to be issued to Mechanics shareholders		201,999,332

Pro Forma HomeStreet Ownership as of March 31, 2025	Pro Forma Shares	Percentage Ownership
Mechanics Bank shareholders	201,999,332	91.33%
HomeStreet shareholders	19,163,854	8.67%
	221,163,186	100%
Pro Forma Ratio of HomeStreet to Mechanics		9%

	Number of Shares	Percentage Ownership
Hypothetical Mechanics ownership as of March 31, 2025
Hypothetical number of Mechanics shares issued to HomeStreet shareholders	201,999,332	91.33%
Hypothetical Mechanics shares outstanding as of March 31, 2025 after issuance	19,163,854	8.67%
	221,163,186	100%

Reverse Acquisition Purchase Price Determination
Hypothetical number of Mechanics shares issued to HomeStreet shareholders	19,163,854
HomeStreet price per share as of June 25, 2025	$12.25
Hypothetical purchase price for accounting purposes	$234,757,212

Note 3. Preliminary Purchase Price Allocation
The pro forma financial statements include the estimated acquisition accounting entries to record the completion of the merger. The excess of the fair value of net assets acquired, net of deferred taxes over the purchase price, is allocated to a bargain purchase gain. Estimated fair value adjustments included in the pro forma financial statements are based upon available information and certain assumptions considered reasonable, and may be revised as additional information becomes available.
Core deposit intangible assets of $105 million are included in the pro forma adjustments separate from any goodwill and will be amortized using an accelerated method over seven years. An estimated bargain purchase gain of $108.3 million is included in the pro forma adjustments and is not subject to amortization. The purchase price is variable based on the price per share of HomeStreet’s common stock at the closing date of the merger, which has not yet occurred. Accordingly, a 10% increase or decrease in the price per share of HomeStreet’s common stock would result in a corresponding purchase price and bargain purchase gain adjustment of approximately $23.48 million.

(in thousands)
Net Assets Identified
Purchase price consideration		$234,757
Fair value of assets acquired:
Cash and cash equivalents	$252,162
Total investment securities	1,055,301
Loans held for sale	34,734
Loans held for investment	5,752,198
Allowance for credit losses	(52,558)
Mortgage servicing rights	103,753
Premises and equipment, net	39,750
Other intangible assets, net	120,018
Other assets	413,509
Total assets acquired	$7,718,867
Fair value of liabilities assumed:
Deposits	$(6,089,075)
FHLB advances	(1,005,485)
Subordinated Debt	(70,178)
Other Borrowings	(104,137)
Accrued interest payable and other liabilities	(106,910)
Total liabilities assumed	$(7,375,785)
Net assets acquired		343,082
Preliminary pro forma bargain purchase gain		$108,325

Note 4. Pro Forma Adjustments
The following pro forma adjustments have been reflected in the unaudited pro forma combined condensed consolidated financial information. All taxable adjustments were calculated using an estimated 28% tax rate to arrive at deferred tax asset or liability adjustments. All adjustments are based on current assumptions and valuations, which are subject to change, and will be updated at the closing of the merger. As such, the financial statements of the resulting company will differ from the analysis presented above.
(a)
Adjustments to HomeStreet’s held to maturity investments of $17 thousand. The fair value adjustments will be accreted through securities interest income over the estimated lives of the affected securities. The marked securities mature December 2025.

(b)
Adjustments to HomeStreet's loans held for investment, net of unrecognized deferred costs of $21.9 million, to reflect the estimated credit fair value adjustment of the loan held for investment portfolio of $81.4 million including the PCD gross up mark of $52.5 million and the estimated interest rate fair value adjustment of $260.2 million. The fair value adjustments will be accreted through loan interest income over the estimated lives of the affected loans. The weighted average remaining life of the loan portfolio was estimated at approximately seven years.

(c)
Elimination of HomeStreet’s existing allowance for credit losses on loans of $39.6 million and the recognition of an allowance at close for purchase credit deteriorated (“PCD”) loans of $52.5 million. In addition, an allowance for non-PCD loans of $28.9 million is reflected in the pro forma adjustments and represents the amount that will be recognized in the statement of income immediately following the close of the merger.

(d)	Adjustments to HomeStreet’s facilities of $6.0 million related to real property values.
(e)
Adjustment to eliminate HomeStreet’s core deposit intangibles of $6.7 million related to prior acquisitions and record an estimated core deposit intangible asset associated with the merger of $105.0 million. Core deposit intangible assets recorded as a result of the merger are expected to amortize using an accelerated basis over an estimated life; 7 years for Demand Deposits, 5 years for Money Markets and 6 years for Savings. In addition, there is an adjustment for intangible assets related to the value of HomeStreet's delegated underwriting service (“DUS”) of $15.0 million.
(f)
Adjustment to net deferred tax assets to reflect the effects of the acquisition accounting adjustments of $56.1 million, an elimination of HomeStreet’s valuation allowance on deferred tax assets of $52.6 million, a fair value adjustment of other real estate owned of $1.2 million.

(g)	Adjustments to HomeStreet’s Certificates of $73 thousand which will accrete over the estimated life of 1 year.
(h)	Adjustments to fair value HomeStreet’s FHLB advances of $5.5 million.
(i)	Adjustments to fair value subordinated debt of $29.6 million, long term debt $2.7 million and trust preferred debt $18.6 million.
(j)
Adjustment to eliminate HomeStreet’s reserve for unfunded commitments of $1.3 million and establish a new reserve of $3.5 million in addition to accrued transaction expenses net of tax of $89.9 million.

(k)
Adjustments to eliminate Mechanics’ common stock of $3.2 million, record the hypothetical issuance of Mechanics common stock in excess of par value of $234.8 million, which represents the purchase price consideration, adjustments to eliminate HomeStreet’s retained earnings of $246.5 million, non-PCD allowance for credit losses net of tax of $20.8 million, estimated transaction costs net of tax of $89.9 million and the bargain purchase gain of $108.3 million.

(l)
Net adjustment to interest income to recognize estimated discounted accretion attributable to recording HomeStreet’s loan portfolio at fair value as of the assumed closing date using an estimated life of 7 years.

(m)	Net adjustment to interest expense to recognize estimated discounted amortization attributable to recording HomeStreet’s debt at fair value as of transaction date.
(n)
Adjustment to reverse HomeStreet amortization and reflect amortization of acquired identifiable intangible assets based on amortization period of five to seven years using sum of the years digits method.

(o)	Net adjustment to interest expense to recognize estimated discounted amortization attributable to recording HomeStreet’s certificates at fair value as of transaction date.
(p)	Provision expense for estimated lifetime credit losses for non-PCD loans of $28.9 million to be recorded immediately following consummation of the merger.
(q)	Adjustment for the estimated bargain purchase gain of net assets acquired over consideration given.
(r)
Adjustment to reverse HomeStreet amortization and reflect amortization of acquired identifiable intangible assets based on amortization over an estimated life; 7 years for Demand Deposits, 5 years for Money Markets and 6 years for Savings using sum of the years digits method. Adjustments for estimated one time transaction costs consisting of rebranding, vendor breakage fees, employee related items such as change-in-control and severance, attorney fees and advisory fees.

(s)	Adjustment to recognize the tax impact related to pro forma adjustments at 28%.
(t)
Adjustment to eliminate Mechanics’ average common shares outstanding during the periods presented and recognize the issuance of approximately 202 million shares of HomeStreet common stock based on Mechanics’ approximately 64 thousand shares outstanding, and 19 million shares of HomeStreet common stock and the exchange ratio of 3,301.0920 applied to shares of outstanding Mechanics voting common stock and 330.1092 to shares of outstanding Mechanics non-voting common stock.

(u)	Adjustment to HomeStreet's DUS mortgage servicing rights which are carried at amortized cost of $5.7 million.

DESCRIPTION OF CAPITAL STOCK OF THE COMBINED COMPANY
As a result of the merger, Mechanics shareholders who receive shares of HomeStreet common stock in the merger will become shareholders of the combined company. Your rights as HomeStreet shareholders (or shareholders of the combined company) will be governed by Washington law, the amended and restated articles and the amended and restated bylaws. The following description of the material terms of the capital stock of the combined company reflects the anticipated state of affairs upon consummation of the merger. The following description summarizes the material terms of the capital stock of the combined company but does not purport to be complete, and is qualified in its entirety by reference to the applicable provisions of federal law governing bank holding companies, Washington law, the amended and restated articles and the amended and restated bylaws, each as amended in connection with the merger. We urge you to read the applicable provisions of Washington law, the amended and restated articles and the amended and restated bylaws and federal law governing bank holding companies carefully and in their entirety. The amended and restated articles are attached as Annex B and amended and restated bylaws are attached as Annex C to this proxy statement/prospectus/consent solicitation statement and incorporated in their entirety by reference herein.
General
As of the date of this proxy statement/prospectus/consent solicitation statement, HomeStreet has 160,000,000 shares of authorized common stock, no par value, and 10,000 shares of preferred stock. If the HomeStreet articles amendment proposal is approved, after the closing of the merger, HomeStreet will have 1,900,000,000 shares of authorized common stock, no par value per share, divided into two (2) classes of which 1,897,500,000 shares are designated as Class A common stock and 2,500,000 shares are designated as Class B common stock, and 120,000 shares of authorized preferred stock. All existing shares of HomeStreet common stock will be designated as HomeStreet Class A common stock pursuant to the amended and restated articles. As of [ ], the last date before the date of this proxy statement/prospectus/consent solicitation statement for which it was practicable to obtain this information, there were [18,920,807.6] shares of HomeStreet common stock and no shares of HomeStreet preferred stock issued and outstanding and [395,023] shares of HomeStreet common stock reserved for issuance under various stock based equity plans. All outstanding shares of HomeStreet capital stock are fully paid and non-assessable.
Class A Common Stock and Class B Common Stock.
Voting Rights. The combined company shareholders are entitled to one vote for each share of Class A common stock and Class B common stock held of record voting as a single class on all matters to be voted on by shareholders. Class A common stock and Class B common stock will vote together as a single class or group on all matters (including the election of directors) submitted to a vote of shareholders, unless otherwise required by law or the amended and restated articles. Under the amended and restated articles, if an amendment would adversely affect the rights, preferences or powers of the Class B common stock, such amendment is required to be approved by the affirmative vote of a majority of all of the votes entitled to be cast by holders of the shares of Class B common stock, voting as a separate voting group (other than in connection with a merger, consolidation or similar transaction where (i) the Class A common stock and Class B common stock are treated equally, except that each receives securities that mirror the rights and other attributes applicable to such class, other than in an immaterial respect, or (ii) the Class A common stock is converted into shares, other securities, interests, obligations, rights to acquire shares, other securities or interests, cash, other property, or any combination of the foregoing, and each share of Class B common stock is treated for purposes of calculating the economic rights of such share as if each such share were converted into ten (10) shares of Class A common stock, unless otherwise adjusted pursuant to the amended and restated articles, immediately prior to the merger or consolidation or similar transaction, where holders of Class B common stock have no right to vote as a group). The amended and restated articles provide that combined company shareholders are not entitled to vote as a separate class or group on (A) an amendment to the amended and restated articles with respect to which such class or series would otherwise be entitled in connection with increases the aggregate number of shares of a class or series, the creation of, or amendment of rights with respect to, preferred stock under RCW 23B.10.1040(1)(a), (1)(e) or (f), or (B) any plan of merger, share exchange or any other corporate action with respect to which such class or series would otherwise be entitled to vote as a separate class under RCW 23B.11A.041(1)(a)(i) or (b). The combined company shareholders are not entitled to cumulative voting rights for the election of directors.
Dividends. The combined company shareholders are equally entitled to dividends, based on such shareholder’s pro rata ownership interest in the combined company, as and when declared by the combined company board of directors out of funds legally available for the payment of dividends, except that each share of Class B common stock will be treated as if such share had converted, as of the record date of such dividend or distribution, to ten (10) shares of Class A common stock (subject to adjustments for stock splits, subdivisions and combinations). No distributions of Class A common stock will be made in respect of Class B common stock and no distributions of Class B common stock will be made in respect of Class A common stock. When a dividend or a distribution of shares of combined company common stock is declared, holders of Class A common stock will receive Class A common stock and holders of Class B common stock will receive one-tenth (1/10th) of Class B common stock for each share of Class A common stock that the holders of Class A common stock receive (subject to adjustments for stock splits, subdivisions and combinations).
Liquidation. In the event of the combined company’s liquidation or dissolution, the combined company shareholders are entitled to equally share in all assets remaining for distribution to shareholders of combined company common stock based on such shareholder’s pro rata ownership interest in the combined company, except that each share of Class B common stock will be treated as if such share had converted to ten (10) shares of Class A common stock for purposes of calculating the economic rights of such Class B common stock.
Conversion Rights. The Class A common stock is not convertible. The Class B common stock will convert into Class A common stock in connection with a transfer of Class B common stock to a person that is not an affiliate (as defined in the BHC Act) of such holder (i) in a widely dispersed public offering, (ii) in a transfer to the combined company, (iii) in a private sale in which no purchaser (or group of associated purchasers) would acquire Class A common stock and/or Class B common stock in an amount that, after the conversion of such Class B common stock, represents two percent (2%) or more of a class of the combined company’s voting securities; or (iv) where such transferee would control a majority of the combined company’s voting securities notwithstanding such transfer. Other than in connection with such transfers, the Class B common stock is not convertible. The combined company will reserve and keep available out of its authorized but unissued shares of Class A common stock the number of shares sufficient to effect the conversion of all outstanding shares of Class B common stock into shares of Class A common stock.
Other Rights. Combined company shareholders have no preemptive or other subscription rights, and the shares of combined company common stock are not subject to any further calls or assessments by the combined company. There is no redemption provision or sinking fund provision applicable to the shares of combined company common stock.
Listing. HomeStreet common stock is currently listed on the Nasdaq under the symbol “HMST.” The transfer agent for HomeStreet common stock currently is Broadridge. Upon the completion of this offering, the transfer agent for Class A common stock and Class B common stock will be [ ]. Immediately after the effective time, it is expected that the Class A common stock will trade on the NASDAQ under the symbol “[ ].” There can be no assurance that HomeStreet will obtain such approval from NASDAQ.
Equal Status. Except as otherwise expressly provided in the amended and restated articles or required by applicable law, shares of Class A common stock and Class B common stock have the same rights, preferences, limitations and voting powers.
Preferred Stock
Under the amended and restated articles, the combined company board of directors has the authority, without any further vote or action by combined company shareholders, to issue up to 120,000 shares of preferred stock, in one or more series. The combined company board of directors will have the authority to fix the voting rights, limitations, and relative rights of any series of preferred stock, including dividend rights, liquidation rights, redemption rights, conversion rights, and voting rights, which could adversely affect the voting power and other rights of the holders of other shares of capital stock of the combined company.
Washington Law and Certain Provisions of the Amended and Restated Articles and Amended and Restated Bylaws; Anti-Takeover Measures
Amendment and Restated Articles and Approval of Certain Business Combinations
The amended and restated articles provide that (i) certain business combinations may, under certain circumstances and (ii) amendments to the amended and restated articles will, require the approval of a majority of the outstanding Class A common stock and Class B common stock entitled to vote on such combination or amendment, voting as a single class or group, unless a separate class or group vote is required by applicable law, in which case the approval of a majority of all the votes entitled be cast by such voting group on such matter is required. The amended and restated articles also provide that if an amendment would adversely affect the rights, preferences or powers of the Class B common stock, including in connection with a merger, consolidation or similar transaction, it is required to be approved by the affirmative vote of a majority of all of the votes entitled to be cast by holders of the shares of Class B common stock, voting as a separate voting group (other than in connection with a merger, consolidation or similar transaction where (i) the Class A common stock and Class B common stock are treated equally, except that each receives securities that mirror the rights and other attributes applicable to such class, other than in an immaterial respect, or (ii) the Class A common stock is converted into shares, other securities, interests, obligations, rights to acquire shares, other securities or interests, cash, other property, or any combination of the foregoing, and each share of Class B common stock is treated for purposes of calculating the economic rights of such share as if each such share were converted into 10 (ten) shares of Class A common stock, unless otherwise adjusted pursuant to the amended and restated articles, immediately prior to the merger or consolidation or similar transaction, where holders of Class B common stock have no right to vote as a group).
Advance Notice Requirements for Shareholder Proposals and Director Nominations
The amended and restated bylaws provide that shareholders seeking to bring business before a meeting of shareholders, or to nominate candidates for election as directors at a meeting of shareholders, must provide the combined company with timely written notice of their proposal. The amended and restated bylaws also specify requirements as to the form and content of a shareholder’s notice. These provisions may preclude shareholders from bringing matters before a meeting of shareholders or from making nominations for directors at a meeting of shareholders.
Washington Law Antitakeover Provisions
Chapter 23 of the WBCA, which is applicable to the combined company, may be deemed to have certain anti-takeover effects by proscribing certain transactions, with certain exceptions, between the combined company and an “acquiring person” (defined generally as a person beneficially owning ten percent (10%) or more of a corporation’s outstanding voting stock) during the five (5) year period following the time such person became an interested shareholder without meeting certain heightened approval requirements.
Forum Selection Clause
The amended and restated bylaws provide that the sole and exclusive forum will be, to the fullest extent permitted by law, the Superior Court of King County in the State of Washington (or if such court lacks jurisdiction, the United States District Court for the Eastern District of Washington, or if such court lacks jurisdiction, the state courts of the State of Washington) for (i) any derivative action or proceeding brought on behalf of the combined company, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the combined company to the combined company or the combined company’s shareholders, (iii) any action asserting a claim arising pursuant to any provision of the laws of the State of Washington, the amended and restated articles or the amended and restated bylaws and (iv) any action asserting a claim governed by the internal affairs doctrine. Any person or entity purchasing or otherwise acquiring or holding any interest in shares of capital stock of the combined company will be deemed to have notice of and consented to the foregoing.

COMPARISON OF THE RIGHTS OF COMBINED COMPANY SHAREHOLDERS
AND MECHANICS SHAREHOLDERS
If the merger is completed, Mechanics shareholders will receive shares of combined company common stock in the merger and will cease to hold shares of Mechanics common stock.
Mechanics is organized under the laws of the State of California as a California banking corporation. HomeStreet is, and after the merger the combined company will be, organized under the laws of the State of Washington. The following is a summary of certain material differences between (i) the current rights of Mechanics shareholders under the Mechanics charter, the Mechanics bylaws and California law and (ii) the future rights of combined company shareholders (which will include existing Mechanics shareholders and existing HomeStreet shareholders) under the amended and restated articles, the amended and restated bylaws and Washington law upon the completion of the merger.
The following summary is not a complete statement of the rights of shareholders of Mechanics or the combined company or a complete description of the specific provisions referred to below. The summary is qualified in its entirety by reference to Mechanics’ governing documents, and the amended and restated articles and the amended and restated bylaws, which we urge you to read carefully and in their entirety and which are available as Annex B and Annex C, respectively. For more information on how to obtain these documents, see the section entitled “Where You Can Find More Information.”

	Mechanics	Combined Company
Authorized Capital Stock; Conversion
The Mechanics charter authorizes Mechanics to issue 300,000 shares of common stock, par value $50 per share, of which 280,000 shares are designated as Mechanics voting common stock and 20,000 shares are designated as Mechanics non-voting common stock, and 200,000 shares of preferred stock, no par value per share. As of the consent record date, there were [ ] shares of Mechanics voting common stock outstanding, [ ] shares of Mechanics non-voting common stock outstanding and no shares of preferred stock outstanding.

The Mechanics non-voting common stock is convertible into Mechanics voting common stock in connection with a transfer of Mechanics non-voting common stock to a person that is not an affiliate (as defined in the Bank Holding Company Act of 1956, as amended) of such holder (i) in a widely dispersed public offering, (ii) in a private sale in which no purchaser (or group of associated purchasers) would acquire Mechanics voting common stock and/or Mechanics non-voting common stock in an amount that, after the conversion of such Mechanics non-voting common stock, represents two percent (2%) or more of a class of Mechanics’ voting securities or (iii) where such transferee would control a majority of the Mechanics’ voting securities

The amended and restated articles authorize HomeStreet to issue 1,900,000,000 shares of common stock, no par value, divided into two (2) classes of which 1,897,500,000 shares are designated as Class A common stock and 2,500,000 shares are designated Class B common stock, and 120,000 shares of preferred stock. As of the record date of the HomeStreet special meeting, there were [ ] shares of Class A common stock outstanding (assuming the approval of the articles amendment, as the outstanding HomeStreet common stock will be designated as Class A common stock) and no shares of Class B common stock (which will be newly created pursuant to the articles amendment) or preferred stock outstanding.

The Class B common stock will convert into Class A common stock in connection with a transfer of Class B common stock to a person that is not an affiliate (as defined in the BHC Act, as amended) of such holder (i) in a widely dispersed public offering, (ii) in a transfer to the combined company, (iii) in a private sale in which no purchaser (or group of associated purchasers) would acquire Class A common stock and/or Class B common stock in an amount that, after the conversion of such Class B common stock, represents two percent (2%) or

	Mechanics	Combined Company
notwithstanding such transfer. Other than in connection with such transfers, the Mechanics non-voting common stock is not convertible.
more of a class of the combined company’s voting securities or (iv) where such transferee would control a majority of the combined company’s voting securities notwithstanding such transfer. Other than in connection with such transfers, the Class B common stock is not convertible.

Voting Rights
The Mechanics charter provides that each Mechanics shareholder holding Mechanics voting common stock will be entitled to one vote on each matter voted on at any Mechanics shareholder’s meeting for each such share. The Mechanics bylaws provide that, except as otherwise required by applicable law, each Mechanics shareholder holding Mechanics non-voting common stock will not be entitled to any vote for such shares. In the election of directors, each holder of Mechanics voting common stock may cumulate votes and give one candidate a number of votes equal to the number of directors to be elected multiplied by the number of votes to which the shareholder’s shares are normally entitled, or distribute the shareholder’s votes on the same principle among as many candidates as such shareholder chooses. No shareholder is entitled to cumulate votes in favor of any candidate or candidates unless such candidate’s or candidates’ names have been placed in nomination prior to the voting and the shareholder has given notice at the meeting prior to the voting of the shareholder’s intention to cumulate the shareholder’s votes.

The HomeStreet amended and restated articles provide that each outstanding share of HomeStreet Class A common stock and Class B common stock, voting as a single group (except as required by applicable law or in connection with certain amendments), is entitled to one vote upon each matter submitted to a vote at a meeting of shareholders. Holders of combined company common stock do not have cumulative voting rights in the election of directors.

Dividends and Distributions
Each share of Mechanics common stock generally shares equally and ratably in dividends and distributions. No distributions of Mechanics voting common stock will be made in respect of Mechanics non-voting common stock and no distributions of Mechanics non-voting common stock will be made in respect of Mechanics voting common stock. Any distributions of Mechanics common stock in respect of Mechanics common stock will be of the same class as such Mechanics common stock.

Each share of combined company common stock generally shares equally and ratably in dividends and distributions, except that each share of Class B common stock will be treated as if each share were converted, as of the record date of such dividend or distribution, into ten (10) shares of Class A common stock (subject to adjustments for stock splits, subdivisions and combinations). No distributions of Class A common stock will be made in respect of Class B common stock and no distributions of

	Mechanics	Combined Company

Class B common stock will be made in respect of Class A common stock. Any distributions of combined company common stock in respect of combined company common stock will be of the same class as such combined company common stock.

Size of Board of Directors
The Mechanics bylaws provide that the number of directors will not be less than seven (7) and not more than eighteen (18), with the exact number in such range to be eight unless determined from time to time by amendment to the Mechanics bylaws by the Mechanics board of directors or Mechanics shareholders. The number of directors in such range may be changed by a duly adopted amendment to the Mechanics charter or by an amendment to the Mechanics bylaws by the vote of a majority of the outstanding shares entitled to vote, subject to certain limitations. The Mechanics board of directors currently has seven (7) members.

The amended and restated bylaws provide that the number of directors will be determined by the combined company board from time to time. The HomeStreet board of directors currently has seven (7) directors. The amended and restated bylaws do not provide for cumulative voting for directors.

At the effective time, the combined company board of directors is expected to consist of eight (8) directors, of which seven (7) will be legacy Mechanics directors and one will be a legacy HomeStreet director of Mechanics’ choosing.

Classes of Directors	The Mechanics bylaws provide that the Mechanics board of directors is not classified and all directors are elected annually.	The amended and restated articles and amended and restated bylaws provide that the combined company board of directors is not classified and all directors are elected annually.

Election of Directors
The Mechanics bylaws provide that in any election of directors the director candidates receiving the highest number of affirmative votes, up to the number of directors to be elected, will be elected. Votes against any candidate and votes withheld have no legal effects.

The amended and restated bylaws provide that, in any election of directors, the combined company has elected to be governed by Section 23B.10.205 of the Washington Business Corporation Act (“WBCA”) with respect to the election of directors. In any contested election of directors, director candidates are elected by a plurality of the votes cast. In any election of directors that is not a contested election, the director candidates receiving a majority of votes cast will be elected.

Removal of Directors
Under the CGCL, any or all of the directors may be removed without cause if the removal is approved by a vote of the holders of a majority of the outstanding shares entitled to vote, subject to certain limitations. The CGCL also provides that any director may be

Under the WBCA, the amended and restated articles and the amended and restated bylaws, one or more directors may be removed with or without cause only at a special meeting called for the purpose of removing the director. A director is removed if the vote of the

	Mechanics	Combined Company
	removed by a court for fraudulent or dishonest acts, or gross abuse of authority, if shareholders holding at least ten percent (10%) of the number of outstanding shares of any class bring suit.	shareholders in which the number of votes cast to remove exceeds the number of votes cast not to remove the director.

Filing Vacancies on the Board of Directors
The Mechanics bylaws provide that any vacancy in the Mechanics board of directors or a vacancy resulting from an increase in the number of directors will be filled by the affirmative vote of the majority of all the directors remaining in office, except that a vacancy created by the removal of a director by the vote or written consent of the shareholders or by court order may be filled only by the affirmative vote of a majority of the shares represented and voting at a duly held meeting at which a quorum is present, or by the unanimous written consent of all shares entitled to vote thereon. The term of a director elected to fill a vacancy will expire at the next shareholders meeting at which directors are elected.

The amended and restated bylaws provide that vacancies resulting from an increase in the number of directors are to be filled as soon as practicable by the affirmative vote of a majority of the remaining directors or by the shareholders at a meeting called for that purpose, unless either the board of directors or the shareholders elect not to fill such vacancy and to decrease the size of the board of directors. The term of a director elected to fill a vacancy will expire at the next shareholders meeting at which directors are elected.

Calling Special Meetings of Shareholders
The Mechanics bylaws provide that special meetings of shareholders may be called at any time by the Mechanics board of directors, the chair of the Mechanics board of directors or its president, or on demand in writing by shareholders of record holding shares with at least ten percent (10%) of the votes entitled to be cast at the special meeting.

The amended and restated bylaws provide that special meetings of the combined company shareholders may be called at any time only by (i) the combined company board of directors, (ii) the Chair of the combined company board of directors, (iii) the President of the combined company or (iv) the Secretary of the combined company upon the request of one or more shareholders holding at least ten percent (10%) of all votes entitled to be cast on any issue proposed to be considered at the proposed special meeting on the matter or matters proposed to be brought before the proposed special meeting.

Quorum	The Mechanics bylaws provide that a majority of the shares entitled to vote, represented in person or by proxies, will constitute a quorum at any meeting of the Mechanics shareholders.
The amended and restated bylaws generally provide that a majority of the outstanding votes entitled to be cast by holders of shares entitled to vote on a matter, represented in person or by proxy, constitute a quorum at a shareholders meeting for action on that matter, unless otherwise required by law.

	Mechanics	Combined Company
Notice of Shareholder Meetings
The Mechanics bylaws provide that written notice stating the place, date and time of the meeting and, in the case of a special meeting, the general nature for which the meeting is called, or in the case of an annual meeting, the matters which the Mechanics board of directors intends to present, must be delivered not less than 10 days nor more than 60 days before the date of the meeting, either personally, by first class mail or by telegraphic or other written communication.

The amended and restated bylaws provide that notice of each shareholder meeting must be delivered to each shareholder entitled to vote at the meeting no fewer than 10 days nor more than 60 days before the meeting date, except that notice to act on certain fundamental matters must be delivered no fewer than 20 days nor more than 60 days before the meeting date.

Shareholder Proposals and Nominations; Shareholder Requests for Special Meetings
The Mechanics bylaws provide that requests for special meetings of the shareholders by Mechanics shareholders must be in writing, specify the time of the special meeting and the general nature of the business proposed to be transacted.

Nominations, other than those made by or on behalf of the existing management of the Mechanics, must be in writing and made not less than 14 days or more than 50 days prior to any meeting called for the election of the directors. If less than 21 days’ notice of the meeting is given, a nomination must be in writing not later than the close of business on the seventh day following the day on which the notice of the meeting was mailed.

Such nomination must contain: (i) the name and address of each proposed nominee; (ii) the principal occupation of each proposed nominee; (iii) the total number of shares of Mechanics capital stock that will be voted for each proposed nominee; (iv) the name and address of the notifying shareholder; (v) the number of shares of capital stock of Mechanics owned by the notifying shareholder; and (vi) with the written consent of the proposed nominee, a copy of which must be furnished with the notification, whether the proposed nominee has ever been convicted of or pleaded nolo contendere to any criminal offense involving dishonesty or breach of trust, filed a petition in bankruptcy, or been adjudged bankrupt.

Requests for a special or annual meeting relating to any business other than the nomination of directors, must additionally contain a description of the proposed business, the text of the proposed business and the text and a description of all agreements, arrangement and understandings which the shareholder is a party that relates to the proposed business.

The amended and restated bylaws provide that requests for all special meetings of the shareholders by HomeStreet shareholders must follow a request for record date to be fixed by the board, be made by a shareholder or group of shareholders holding at least ten percent (10%) of all votes entitled to be cast on the issue proposed, be in writing, bear the signature of the proposing shareholder and state any material interest in the proposed business of the shareholder.

Requests regarding the business of the nomination of directors must contain, among other things, all information required to be disclosed in a proxy statement, form of proxy or other filings required to be made, a description of all direct and indirect compensation and other material arrangements and understandings during the past three years as well as any other material relationships that the nominee may have.

	Mechanics	Combined Company
Anti-Takeover Provisions and Other Shareholder Protections
The CGCL provides that most business combinations, including mergers, consolidations and sales of substantially all of the assets of a California corporation, must be approved by the vote of the holders of at least a majority of the outstanding shares of common stock and any other affected class of stock of such corporation. The articles or bylaws of a California corporation may, but are not required to, set a higher standard for approval of such transactions. The Mechanics charter does not impose a higher standard of approval for such transactions.

Chapter 23B.19 of the WBCA prohibits corporations that have a class of voting stock registered under the Exchange Act, such as the combined company, from engaging in any “significant business transaction” (defined to include mergers or consolidations, certain sales, termination of five percent (5%) or more of a corporation’s employees, sales of assets, liquidation or dissolution and other specified transactions) with a person or group that beneficially owns ten percent (10%) or more of a corporation’s outstanding voting stock, which we refer to as an acquiring person, for a period of five (5) years after such person or group becomes an acquiring person, unless the significant business transaction or the acquisition by which such person became an acquiring person is approved prior to the time the person became an acquiring person by a majority vote of the board of directors, or the significant business transaction is approved by a majority vote of the board of directors and approved at an annual or special meeting of shareholders by the affirmative vote of at least two-thirds of the outstanding voting shares (excluding shares beneficially owned by or under the voting control of the acquiring person).

The amended and restated articles do not impose a higher standard of approval for such transactions.

Limitation of Personal Liability of Officers and Directors
The CGCL permits a corporation to include in its articles of incorporation a provision eliminating or limiting the personal liability of directors to the corporation and the corporation’s shareholders for money damages, except for liability resulting from: (i) acts or omissions that involve intentional misconduct or a knowing and culpable violation of law; (ii) acts or omissions that a director believes to be contrary to the best interests of the corporation or its shareholders or that involve the absence of good faith on the part of the director; (iii) any transaction from which a director derived an improper personal

Pursuant to the amended and restated articles, liability of combined company directors for monetary damages for conduct as a director is limited to the fullest extent permitted under the WBCA, which does not except liability resulting from: (i) acts or omissions that involve intentional misconduct by a director or a knowing violation of law by a director, (ii) director conduct in voting for or assenting to certain unlawful distributions, or (iii) any transaction from which the director will personally receive a benefit in money, property, or services to which the director is not legally entitled.

	Mechanics	Combined Company

benefit; (iv) acts or omissions that show a reckless disregard for the director’s duty to the corporation or its shareholders in circumstances in which the director was aware, or should have been aware, in the ordinary course of performing a director’s duties, of a risk of serious injury to the corporation or its shareholders; (v) acts or omissions that constitute an unexcused pattern of inattention that amounts to an abdication of the director’s duty to the corporation or its shareholders; (vi) acts arising from an interested director transaction listed under Section 310 of the CGCL; or (vii) acts arising from the approval of specific corporate action listed under Section 316 of the CGCL.

The Mechanics charter eliminates liability of directors for monetary damages to the fullest extent permitted by California law.

Indemnification of Directors and Officers and Insurance
The CGCL provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation to procure a judgment in its favor) by reason of the fact that he or she is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, judgments, fines, settlements, and other amounts actually and reasonably incurred in connection with the proceeding if that person acted in good faith and in a manner the person reasonably believed to be in the best interests of the corporation and, in the case of a criminal proceeding, had no reasonable cause to believe the conduct of the person was unlawful. A similar standard is applicable in the case of actions by or in the right of the corporation. The CGCL provides that any indemnification generally must be

The WBCA generally permits the combined company to indemnify its directors for actions taken in good faith and which the individual reasonably believed, in the case of conduct in the individual’s official capacity, to be in the best interests of the corporation, and in all other cases, that the individual’s conduct was at least not opposed to the corporation’s best interests. In the case of a criminal proceeding, the individual must not have had any reasonable cause to believe the conduct was unlawful. A director may not be indemnified in connection with a proceeding by or in the right of the corporation in which the director was found liable to the corporation, or a proceeding in which the director was found to have improperly received a personal benefit. The WBCA provides for mandatory indemnification of directors for reasonable expenses incurred when the indemnified party is wholly successful in the defense of the proceeding. A corporation may indemnify officers to the same extent as directors.

The WBCA permits a director of a corporation who is a party to a

Mechanics	Combined Company

made by the corporation only as authorized in the specific case upon a determination that indemnification is proper in the circumstances because the person has met the applicable standard of conduct. The CGCL provides that such indemnification is not exclusive of other indemnification that may be granted by a corporation’s bylaws, disinterested director vote, shareholder vote, agreement or otherwise.

The CGCL does not allow a corporation to indemnify the foregoing directors, officers and other agents for: (i) any claim, issue or matter as to which the person has been adjudged to be liable to the corporation in the performance of that person’s duty to the corporation and its shareholders, unless the court in which the proceeding is or was pending will determine upon application that, in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for expenses and then only to the extent that the court determines; (ii) any amounts paid in settling or otherwise disposing of a pending action without court approval; or (iii) any expenses incurred in defending a pending action which is settled or otherwise disposed of without court approval. The CGCL provides that to the extent that a director, officer or other agent of a corporation has been successful on the merits in defense of any related proceeding or in defense of any claim, issue, or matter therein, such person will be indemnified against expenses actually and reasonably incurred by that person.

The Mechanics charter authorizes Mechanics to indemnify its directors, officers, employees or other agents of Mechanics to the fullest extent permitted by California law. The Mechanics bylaws provide that Mechanics must indemnify and advance expenses to each director, and each executive officer designated by the Mechanics board of directors, who was or is made a party a party, or is proceeding to apply to the courts for indemnification or advance of expenses, unless the articles of incorporation provide otherwise, and the court may order indemnification or advancement of expenses under certain circumstances set forth in the statute. The WBCA further provides that a corporation may, if authorized by its articles of incorporation or a bylaw or resolution adopted or ratified by the shareholders, provide indemnification in addition to that provided by statute, subject to certain conditions set forth in the statute.

The amended and restated articles require HomeStreet to indemnify and hold harmless to the fullest extent permitted by applicable law, any person who was or is threatened to be made a party to or is otherwise involved (including as a witness) in any actual or threatened action, suit, or proceeding, whether civil, criminal, administrative, or investigative, by reason of the fact that he or she is or was a director or officer of the corporation or, being or having been a director or officer, he or she is or was serving at the request of the corporation as a director, trustee, officer, employee, or agent of another corporation or a partnership, joint venture, trust, or other enterprise, including service with respect to employee benefit plans, whether the basis of such proceeding is an alleged action in an official capacity as a director, trustee, officer, employee, or agent or in any other capacity while serving as director, trustee, officer, employee, or agent. This right to indemnification also includes the right to have the combined company pay the expenses incurred in defending any such proceeding in advance of its final disposition (provided the indemnitee provides an undertaking to repay all amounts advanced if it is ultimately determined that the indemnitee is not entitled to be indemnified).

The amended and restated bylaws provide that HomeStreet may maintain

	Mechanics	Combined Company

threatened to be made a party, or is otherwise involved in any action, suit, or proceeding, by reason of the fact such person is an director or officer of Mechanics, other than an action by or in the right of Mechanics to procure a judgment in its favor. The Mechanics bylaws provide that Mechanics may indemnify each of its directors and executive officers who was or is made a party a party, or is threatened to be made a party, or is otherwise involved in any action, suit, or proceeding, in any action by or in the right of Mechanics to procure a judgment in its favor, subject to applicable law. The Mechanics bylaws provide that Mechanics may indemnify its other officers, employees and agents arising by reason of the fact that such person is or was an officer, employee or agent of Mechanics.

The Mechanics bylaws provide that Mechanics may maintain insurance at its own expense for any person who is or was a director, officer, employee or agent against any liability whether or not Mechanics has the power to indemnify such persons for liability.
insurance at its own expense to protect itself and any indemnitee against any expense, liability, or loss against which the combined company has the power to indemnify.

Appraisal or Dissenters’ Rights
Under the CGCL, shareholders of a California corporation are generally entitled to dissent from a merger or consolidation and obtain payment of the fair value of their shares when a merger or consolidation occurs, if such shareholders are entitled to vote thereon and certain procedural and statutory requirements are satisfied by the shareholders. However, the CGCL provides that appraisal rights are not available if specified exceptions are satisfied. The Mechanics charter and Mechanics bylaws do not provide a separate right to appraisal or dissenters’ rights.

Under the WBCA, a shareholder is entitled to dissent from, and obtain payment of the fair value of the shareholder’s shares only in the event of, any of the following corporate acts: (i) consummation of a plan of merger to which the corporation is a party if shareholder approval is required and the shareholder is entitled to vote on the merger or if the corporation is a subsidiary that is merged with its parent; (ii) consummation of a plan of share exchange to which the corporation is a party as the corporation whose shares will be acquired, if the shareholder is entitled to vote on the plan; (iii) consummation of a sale or exchange of all or substantially all of the property of the corporation other than in the usual and regular course of business if the shareholder is entitled to vote on the sale or exchange, including a sale in dissolution, unless the sale is pursuant to a court order or a sale for cash pursuant

	Mechanics	Combined Company

to a plan by which all or substantially all of the net proceeds will be distributed to shareholders within one year; (iv) an amendment of the articles of incorporation if the amendment effects the redemption or cancellation of all of the shareholder’s shares in exchange for cash or other consideration other than shares of the corporation; (v) an election by a corporation to become or cease to become a social purpose corporation, which has become effective, to which the corporation is a party if shareholder approval was required for the election; (vi) an amendment of a social purpose corporation’s articles of incorporation that would materially change a purpose of the corporation; (vii) any corporate action taken pursuant to a shareholder vote to the extent that the articles of incorporation, bylaws or a resolution of the board of directors provides that shareholders are entitled to dissent and obtain payment for their shares; or (viii) a plan of entity conversion in the case of a conversion of a domestic corporation to a foreign corporation, which has become effective, to which the domestic corporation is a party as the converting entity, if: (a) the shareholder was entitled to vote on the plan, and (b) the shareholder does not receive shares in the surviving entity that have terms as favorable to the shareholder in all material respects and that represent at least the same percentage interest of the total voting rights of the outstanding shares of the surviving entity as the shares held by the shareholder before the conversion.

The amended and restated articles and amended and restated bylaws do not provide a separate right to appraisal or dissenters’ rights.

Amendments to Charter/Articles and Bylaws
Under the CGCL, amendments to a corporation’s articles of incorporation may be adopted if approved by the board of directors and a majority of the outstanding shares entitled to vote.

Under the CGCL, a corporation’s board of directors may adopt, amend or repeal

Under the WBCA, the amended and restated articles may be amended if (subject to certain exceptions if the board of directors determines that it has a conflict of interest) the amendment is first, approved and recommended by the combined company board, then approved by the shareholders upon the

Mechanics	Combined Company

a corporation’s bylaws unless the action would materially and adversely affect the rights of members as to voting or transfer, subject to certain exceptions. A California corporation’s shareholders may adopt, amend or repeal the bylaws even though the bylaws may also be adopted, amended or repealed by its board of directors.

The Mechanics bylaws provide that the Mechanics board of directors may amend or repeal the Mechanics bylaws (other than an amendment or repeal changing the range of the authorized number of directors), subject to amendment or repeal by Mechanics shareholders.

affirmative vote of a majority of the votes entitled to be cast in each class entitled to vote on the amendment. The articles are permitted to require a different vote, or a different vote by separate voting groups, so long as the required vote is not less than a majority of all the votes entitled to be cast on the amendment and each other voting group entitled to vote separately on the amendment.

Under the WBCA, a corporation’s board of directors may amend or repeal the corporation’s bylaws unless the corporation’s articles of incorporation or Washington law reserves the power to amend the bylaws exclusively to the shareholders in whole or in part, or the shareholders, in amending or repealing a particular bylaw, provide expressly that the board of directors may not amend or repeal that bylaw. A Washington corporation’s shareholders may also amend or repeal a corporation’s bylaws.

The amended and restated articles provide that if a vote of the shareholders is required to amend the articles of incorporation, the amendment must be approved by the affirmative vote of a majority of the outstanding shares of the combined company. Further, if an amendment would adversely affect the rights, preferences or powers of the Class B common stock, including in connection with or as a result of any merger, share exchange, consolidation, recapitalization, restructuring or other reorganization, it is required to be approved by the affirmative vote of a majority of all of the votes entitled to be cast by holders of the shares of Class B common stock, voting as a separate voting group (other than in connection with a merger, consolidation or similar transaction, where (i) the Class A common stock and Class B common stock are treated equally, except that each receives securities that mirror the rights and other attributes applicable to such class, other than in an immaterial respect, or (ii) the Class A common

	Mechanics	Combined Company

stock is converted into shares, other securities, interests, obligations, rights to acquire shares, other securities or interests, cash, other property, or any combination of the foregoing, and each share of Class B common stock is treated for purposes of calculating the economic rights of such share as if each such share were converted into ten (10) shares of Class A common stock, unless otherwise adjusted pursuant to the amended and restated articles, immediately prior to the merger or consolidation or similar transaction).

The amended and restated bylaws may be amended or repealed and new bylaws may be adopted by (i) the shareholders at an annual or special meeting, provided that notice of the meeting includes a description of the proposed change to the amended and restated bylaws, or (ii) by the combined company board of directors, except to the extent that such power is reserved to the shareholders by law or by the amended and restated articles, or unless the shareholders, in amending or repealing a particular bylaw, provide expressly that the board of directors may not amend or repeal that bylaw.

Action by Written Consent of the Shareholders
Under the CGCL and the Mechanics bylaws, any action required or permitted to be taken at a shareholder meeting may be taken without a meeting by written if the holders of the outstanding shares of Mechanics common stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting approve such action. Directors may be elected by written consent only if such consent is unanimously given by all shareholders entitled to vote, except that action taken by shareholders to fill one or more vacancies on the board other than a vacancy created by the removal of a director, may be taken by written consent of a majority of the outstanding shares entitled to vote. Unless the consents of all shareholders entitled to vote have been solicited in writing, notice must be given and within the time

The WBCA permits any action required or permitted to be taken at a meeting of shareholders to be taken without a meeting by written consent of all shareholders entitled to vote on the corporate action.

Pursuant to the amended and restated articles, combined company shareholders may take any action required or permitted to be taken at a meeting by written consent if a written consent describing the action taken is signed by shareholders holding at least the minimum number of votes necessary to authorize such action.

	Mechanics	Combined Company
limits prescribed by law, of such action to all shareholders entitled to vote who did not consent in writing to such action.

Shareholder Rights Plan	Mechanics does not have a shareholder rights plan.	HomeStreet does not have a shareholder rights plan.

Forum Selection Bylaw	The Mechanics charter and Mechanics bylaws do not feature a forum selection provision.
The amended and restated bylaws provide that the sole and exclusive forum will be, to the fullest extent permitted by law, the Superior Court of King County in the State of Washington (or if such court lacks jurisdiction, the United States District Court for the Eastern District of Washington, or if such court lacks jurisdiction, the state courts of the State of Washington) for (i) any derivative action or proceeding brought on behalf of the combined company, (ii) any action asserting a claim of breach of a fiduciary duty owed by a director, officer or other employee of the combined company to the combined company or the combined company’s shareholders, (iii) any action asserting a claim arising pursuant to any provision of the laws of the State of Washington, the amended and restated articles or the amended and restated bylaws and (iv) any action asserting a claim governed by the internal affairs doctrine.

LEGAL MATTERS
The validity of combined company common stock to be issued in connection with the merger will be passed upon for HomeStreet by Orrick, Herrington & Sutcliffe LLP.
Certain U.S. federal income tax consequences of the merger will be passed upon for HomeStreet by Sullivan & Cromwell LLP, New York, New York, and for Mechanics by Wachtell, Lipton, Rosen & Katz, New York, New York.

EXPERTS
HomeStreet
The financial statements incorporated in this proxy statement/prospectus/consent solicitation statement by reference to the Annual Report on Form 10-K for the year ended December 31, 2024 have been so incorporated in reliance on the report of Crowe LLP, independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.
Mechanics
The financial statements as of December 31, 2024 and 2023 and for each of the three years in the period ended December 31, 2024 included in this proxy statement/prospectus/consent solicitation statement have been so included in reliance on the report of Crowe LLP, independent auditor, given on the authority of said firm as experts in auditing and accounting.

DEADLINES FOR SUBMITTING SHAREHOLDER PROPOSALS
HomeStreet
For inclusion in HomeStreet’s proxy materials: To be considered for inclusion in the proxy materials for next year’s annual meeting of shareholders (the “2026 Annual Meeting”) under Rule 14a-8 of the Exchange Act, proposals must be received by HomeStreet’s corporate secretary no later than December 16, 2025, and must comply with all applicable requirements of Rule 14a-8 of the Exchange Act.
To be brought before an annual meeting of the shareholders: In addition, the HomeStreet bylaws establish an advance notice procedure for shareholders who wish to present certain matters before an annual meeting of shareholders.
In general, nominations for the election of directors may be made (1) by or at the direction of the HomeStreet board, or (2) by a HomeStreet shareholder entitled to vote at such meeting who has delivered written notice to HomeStreet’s corporate secretary at HomeStreet’s principal executive offices within the Notice Period (as defined below), who was a HomeStreet shareholder at the time of such notice and as of the record date, and whose notice is in accordance with the procedures set forth in the HomeStreet bylaws.
The HomeStreet bylaws also provide that the only business that may be conducted at an annual meeting is business that is specified in the notice of meeting given by or at the direction of the HomeStreet board, (2) properly brought before the meeting by or at the direction of the HomeStreet board or (3) properly brought before the meeting by a HomeStreet shareholder who has delivered written notice to HomeStreet’s corporate secretary at HomeStreet’s principal executive offices within the Notice Period (as defined below), who was a HomeStreet shareholder at the time of such notice and as of the record date, and whose notice complies with HomeStreet’s bylaws.
Except as otherwise provided by law, HomeStreet’s articles of incorporation, or HomeStreet’s bylaws, the chairman of the meeting shall have the power and duty to determine whether a nomination or any business proposed to be brought before the meeting was made or proposed, as the case may be, in compliance with HomeStreet’s bylaws, and if any proposed nomination or business is not in compliance with HomeStreet’s bylaws, to declare that such proposal or nomination shall be disregarded.
The “Notice Period” is defined as that period not earlier than 5:00 pm Pacific Time on the 120th day and not later than 5:00 pm Pacific Time on the 90th day prior to the first anniversary of the preceding year’s annual meeting. As a result, the Notice Period for the 2026 Annual Meeting will start on January 29, 2026 and end on February 28, 2026. HomeStreet’s bylaws contain different notice submission date requirements in the event HomeStreet’s annual meeting is held more than 30 days before or 60 days after May 29, 2026.
In addition, HomeStreet shareholders who intend to solicit proxies in support of director nominees other than HomeStreet’s nominees must comply with the additional requirements of Rule 14a-19(b).
If a HomeStreet shareholder who has notified HomeStreet of his or her intention to appear in person or by representative at the meeting to propose the business specified in the notice at an annual meeting of the shareholders does not appear to present his or her proposal at such meeting, HomeStreet need not present the proposal for vote at such meeting.

HOUSEHOLDING OF PROXY MATERIALS
SEC rules permit HomeStreet and intermediaries, such as brokers, to satisfy the delivery requirements for proxy materials by delivering a single set of proxy materials to an address shared by two or more of HomeStreet shareholders, unless contrary instructions have been received in advance according to certain procedures. In cases of such contrary instructions, each shareholder continues to receive a separate notice of the meeting and proxy card.
Certain brokerage firms may have instituted householding for beneficial owners of HomeStreet common stock, as applicable, held through brokerage firms. If your family has multiple accounts holding HomeStreet common stock, you may have already received a householding notification from your broker. Please contact your broker directly if you have any questions or require additional copies of this proxy statement/prospectus/consent solicitation statement. The broker will arrange for delivery of a separate copy of this proxy statement/prospectus/consent solicitation statement promptly upon your written or oral request. You may decide at any time to revoke your decision to household, and thereby receive multiple copies.

WHERE YOU CAN FIND MORE INFORMATION
HomeStreet files annual, quarterly and current reports, proxy statements and other business and financial information with the SEC. In addition, HomeStreet files reports and other business and financial information with the SEC electronically, and the SEC maintains a website located at www.sec.gov containing this information. You will also be able to obtain these documents, free of charge, from HomeStreet at https://ir.homestreet.com/corporate-profile/default.aspx under the tab “SEC Filings.”
You may also consult HomeStreet’s or Mechanics’ websites for more information. HomeStreet’s website is www.homestreet.com and Mechanics’ website is www.mechanicsbank.com. Information included on these websites is not incorporated by reference into this proxy statement/prospectus/consent solicitation statement.
HomeStreet has filed a registration statement on Form S-4 of which this proxy statement/prospectus/consent solicitation statement forms a part. This document constitutes the prospectus of HomeStreet filed as part of the registration statement with respect to the shares of HomeStreet common stock to be issued to Mechanics shareholders pursuant to the merger agreement (other than the Ford Entities). This document also constitutes a consent solicitation statement of Mechanics with respect to the Mechanics merger proposal to approve the merger agreement. As permitted by SEC rules, this proxy statement/prospectus/consent solicitation statement does not contain all of the information included in the registration statement or in the exhibits or schedules to the registration statement. You may obtain a free copy of the registration statement, this proxy statement/prospectus/consent solicitation statement as well as any amendments, schedules, exhibits and documents incorporated by reference herein by written or oral request to the address set forth below:
HomeStreet, Inc.
601 Union Street, Suite 2000
Seattle, WA 98101
Attention: Investor Relations
(206) 515-2291
The SEC allows HomeStreet to incorporate by reference into this document documents filed with the SEC by HomeStreet. This means that the companies can disclose important information to you by referring you to those documents, and you may request a copy of the documents incorporated by reference into this proxy statement/prospectus/consent solicitation statement by directing your requests to HomeStreet at the address and phone number set forth above. The information incorporated by reference is considered to be a part of this document, and later information that HomeStreet files with the SEC will update and supersede that information. Some documents or information, such as that called for by Items 2.02 and 7.01 of Form 8-K, or the exhibits related thereto under Item 9.01 of Form 8-K, are deemed furnished and not filed in accordance with SEC rules. None of those documents and none of that information is incorporated by reference into this proxy statement/prospectus/consent solicitation statement. HomeStreet incorporates by reference the documents listed below and any documents filed by HomeStreet under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this proxy statement/prospectus/consent solicitation statement and until the date that the offering is terminated as well as between the date of this proxy statement/prospectus/consent solicitation statement and the date on which the HomeStreet special meeting is held (other than information furnished by HomeStreet on any Current Report on Form 8-K, including the related exhibits, that, in accordance with the rules of the SEC, is not deemed “filed”):

HomeStreet filings (SEC File No. 001-34624)	Periods Covered or Date of Filing with the SEC
Annual Report on Form 10-K	Fiscal year ended December 31, 2024, filed on March 7, 2025
Annual Report on Form 11-K	Filed June 17, 2025
Quarterly Reports on Form 10-Q	Filed May 8, 2025
Current Reports on Form 8-K	Filed March 31, 2025, April 3, 2025, June 2, 2025
Definitive Proxy Statement on Schedule 14A	Filed April 15, 2025 (Accession No. 0001518715-25-000066), as supplemented on April 15, 2025 (Accession No. 0001518715-25-000067)

Statements contained in this proxy statement/prospectus/consent solicitation statement as to the contents of any contract or other documents referred to in this proxy statement/prospectus/consent solicitation statement are not necessarily complete. In each case, you should refer to the copy of the applicable contract or other document filed as an exhibit to the registration statement.
This document does not constitute an offer to sell, or a solicitation of offers to purchase, the securities offered by this document, or the solicitation of a proxy, in any jurisdiction to or from any person to whom or from whom it is unlawful to make such offer, solicitation of an offer or proxy solicitation in such jurisdiction. Neither the delivery of this document nor any distribution of securities pursuant to this document shall, under any circumstances, create any implication that there has been no change in the information set forth or incorporated into this document by reference or in HomeStreet’s or Mechanics’ affairs since the date of this document. HomeStreet provided the information contained in this document with respect to HomeStreet and HomeStreet Bank and Mechanics provided the information contained in this document with respect to Mechanics.

FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA INDEX TO FINANCIAL STATEMENTS

MECHANICS BANK

INDEPENDENT AUDITOR'S REPORT
The Shareholders and Board of Directors
Mechanics Bank
Walnut Creek, California
Report on the Audit of the Financial Statements
Opinion
We have audited the consolidated financial statements of Mechanics Bank, which comprise the consolidated balance sheets as of December 31, 2024 and 2023, and the related consolidated statements of income, comprehensive income, changes in shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2024, and the related notes to the financial statements.
In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of Mechanics Bank as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024 in accordance with accounting principles generally accepted in the United States of America.
We also have audited, in accordance with auditing standards generally accepted in the United States of America, Mechanics Bank’s internal control over financial reporting as of December 31, 2024, based on criteria established in the Internal Control—Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) relevant to reporting objectives for the express purpose of meeting the regulatory requirements of Section 112 of the Federal Deposit Insurance Corporation Improvement Act (FDICIA) and our report dated March 20, 2025 expressed an unmodified opinion.
Basis for Opinion
We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Mechanics Bank and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.
Responsibilities of Management for the Financial Statements
Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.
In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Mechanics Bank’s ability to continue as a going concern for one year from the date the consolidated financial statements are available to be issued.
Auditor’s Responsibilities for the Audit of the Financial Statements
Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the consolidated financial statements.
In performing an audit in accordance with GAAS, we:
•	Exercise professional judgment and maintain professional skepticism throughout the audit.

•
Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances.
•
Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the consolidated financial statements.

•
Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Mechanics Bank’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

/s/ Crowe LLP

Sacramento, California
March 20, 2025, except for Note 23 — EARNINGS PER SHARE for which the date is July 3, 2025

MECHANICS BANK
CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2024 AND 2023

(in thousands, except shares)	December 31, 2024	December 31, 2023
ASSETS
Cash and cash equivalents	$999,711	$1,457,569
Securities available-for-sale, at fair value	3,065,251	2,343,173
Securities held-to-maturity, at amortized cost (fair value of $1,196,000 and $1,309,249 at December 31, 2024 and 2023, respectively)	1,440,494	1,542,116
Loans held for sale	543	440
Loan and lease receivables	9,643,497	10,777,756
Allowance for credit losses on loans and leases	(88,558)	(133,778)
Net loan and lease receivables	9,554,939	10,643,978
Other real estate owned	15,600	17,011
Federal Home Loan Bank stock, at cost	17,250	17,250
Premises and equipment, net	117,362	121,795
Bank-owned life insurance	83,741	82,951
Goodwill	843,305	843,305
Other intangible assets, net	38,744	52,210
Right-of-use asset	53,545	55,280
Interest receivable and other assets	259,627	324,717
TOTAL ASSETS	$16,490,112	$17,501,795
LIABILITIES AND SHAREHOLDERS’ EQUITY
Noninterest-bearing demand deposits	$5,616,116	$6,187,869
Interest-bearing transaction accounts	6,138,909	5,720,505
Savings and time deposits	2,186,779	2,389,768
Total deposits	13,941,804	14,298,142
Bank Term Funding Program Borrowings	—	750,000
Subordinated debentures	—	24,965
Operating lease liability	56,094	57,736
Interest payable and other liabilities	190,346	135,347
TOTAL LIABILITIES	14,188,244	15,266,190
Commitments and contingencies (Notes 14 and 15)
SHAREHOLDERS’ EQUITY
Common stock, $50 par value
Authorized — 300,000 shares
Issued and outstanding (64,230 and 64,225 shares at December 31, 2024 and 2023, respectively)	3,212	3,211
Additional paid in capital	2,118,905	2,118,677
Retained earnings	239,517	305,510
Accumulated other comprehensive income / (loss), net of tax	(59,766)	(191,793)
TOTAL SHAREHOLDERS’ EQUITY	2,301,868	2,235,605
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$16,490,112	$17,501,795

MECHANICS BANK
CONSOLIDATED INCOME STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022

(in thousands, except per share data)	Year Ended December 31, 2024	Year Ended December 31, 2023	Year Ended December 31, 2022
INTEREST AND FEE INCOME
Interest and fees on loans and leases	$528,514	$602,873	$551,296
Interest on securities available-for-sale:
U.S. treasury and government agency securities	106,172	48,819	58,939
Corporate bonds	1,432	1,644	1,982
Interest on held-to-maturity securities:
U.S. government agency securities	23,672	25,460	27,109
Obligations of state and political subdivisions	534	620	536
Asset backed securities	—	—	105
Interest-bearing cash and other	75,394	39,543	11,105
Total interest and fee income	735,718	718,959	651,072
INTEREST EXPENSE
Interest on deposits	189,258	119,435	16,271
Interest on subordinated debentures	862	1,352	1,352
Interest on borrowed funds	26,429	34,960	2,215
Total interest expense	216,549	155,747	19,838
Net interest income	519,169	563,212	631,234
(Reversal of) provision for credit losses on loans and leases	(1,559)	2,558	25,432
Provision for (reversal of) credit losses on unfunded lending commitments	52	(1,808)	1,193
Net interest income after provision for credit losses	520,676	562,462	604,609
NONINTEREST INCOME
Service charges on deposit accounts	23,650	24,955	25,791
Trust fees and commissions	12,319	9,644	9,710
ATM network fee income	12,158	12,192	12,286
Loan servicing income	968	1,671	2,827
Net loss on sale of investment securities	(207,203)	—	(11,230)
Income from bank-owned life insurance	2,600	8,990	2,226
Other	16,388	16,775	22,123
Total noninterest (loss) income	(139,120)	74,227	63,733
NONINTEREST EXPENSE
Salaries and employee benefits	191,173	200,992	205,922
Occupancy	32,313	34,259	32,717
Equipment	23,414	24,332	24,003
Professional services	21,374	20,598	22,026
FDIC assessments and regulatory fees	14,625	9,227	6,094
Amortization of intangible assets	13,447	17,319	20,667
Data processing	8,901	9,172	9,980
Loan related	6,975	13,767	10,977
Marketing and advertising	3,269	3,362	7,833
Other real estate owned related	2,505	(75)	(174)
Other	27,863	25,794	26,163
Total noninterest expense	345,859	358,747	366,208
Income before provision for income tax expense	35,697	277,942	302,134
PROVISION FOR INCOME TAXES	6,698	76,028	85,552
NET INCOME	$28,999	$201,914	$216,582
NET INCOME PER SHARE
Basic	$451.50	$3,143.95	$3,372.60
Diluted	$451.37	$3,141.26	$3,369.98
WEIGHTED AVERAGE COMMON SHARES OUTSTANDING
Basic	64,228	64,223	64,218
Diluted	64,246	64,278	64,268

MECHANICS BANK
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022

(in thousands)	Year Ended December 31, 2024	Year Ended December 31, 2023	Year Ended December 31, 2022
NET INCOME	$28,999	$201,914	$216,582
Other comprehensive income (loss), net of tax:
Net change in unrealized gain on securities available-for-sale, net of tax benefit / (expense) of $6,453, ($18,773), and $90,609 for the years ended December 31, 2024, 2023, and 2022, respectively.	(13,794)	46,904	(240,215)
Reclassification adjustment for amortization of unrealized holding loss included in accumulated other comprehensive income from the transfer of securities from available-for-sale to held-to-maturity debt securities, net of tax (expense) / benefit of ($701), ($760), and $5,821 for the years ended December 31, 2024, 2023, and 2022, respectively.	1,874	1,898	(14,407)
Reclassification adjustment for net realized loss on securities available-for-sale included in net income during the year, net of tax expense of $59,716, $0, and $3,210 for the years ended December 31, 2024, 2023, and 2022, respectively.	147,487	—	8,020
Change in defined benefit pension liability obligations, net of tax benefit / (expense) of $1,397, ($474), and ($3,338) for the years ended December 31, 2024, 2023, and 2022 respectively.	(3,540)	1,184	8,459
Total other comprehensive income (loss)	132,027	49,986	(238,143)
COMPREHENSIVE INCOME (LOSS)	$161,026	$251,900	$(21,561)

MECHANICS BANK
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022

					Accumulated Other Comprehensive Income (Loss), Net
(in thousands, except share amounts)	Shares	Common Stock	Additional Paid In Capital	Retained Earnings	Securities	Defined Benefit Obligations	Total Shareholders’ Equity
Year Ended December 31, 2022
Balance, January 1, 2022	64,218	$3,211	$2,118,336	$269,866	$(1,826)	$(1,810)	$2,387,777
Net Income	—	—	—	216,582	—	—	216,582
Issuance of restricted stock	2	—	102	—	—	—	102
Other comprehensive income/(loss), net of tax:	—	—	—	—	(246,601)	8,458	(238,143)
Cash Dividends declared ($3,660 per share)	—	—	—	(235,038)	—	—	(235,038)
Balance, December 31, 2022	64,220	$3,211	$2,118,438	$251,410	$(248,427)	$6,648	$2,131,280
Year Ended December 31, 2023
Adoption of ASU 2016-13	—	—	—	(41,976)	—	—	(41,976)
Net Income	—	—	—	201,914	—	—	201,914
Issuance of restricted stock	5	—	239	—	—	—	239
Other comprehensive income/(loss), net of tax:	—	—	—	—	48,802	1,184	49,986
Cash Dividends declared ($1,648 per share)	—	—	—	(105,838)	—	—	(105,838)
Balance, December 31, 2023	64,225	$3,211	$2,118,677	$305,510	$(199,625)	$7,832	$2,235,605
Year Ended December 31, 2024
Net Income	—	—	—	28,999	—	—	28,999
Issuance of restricted stock	5	1	228	—	—	—	229
Other comprehensive income/(loss), net of tax:	—	—	—	—	135,567	(3,540)	132,027
Cash Dividends declared ($1,479 per share)	—	—	—	(94,992)	—	—	(94,992)
Balance, December 31, 2024	64,230	$3,212	$2,118,905	$239,517	$(64,058)	$4,292	$2,301,868

MECHANICS BANK
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022

(in thousands)	Year Ended December 31, 2024	Year Ended December 31, 2023	Year Ended December 31, 2022
CASH FLOWS FROM OPERATING ACTIVITIES
Net Income	$28,999	$201,914	$216,582
Adjustments to reconcile net income to net cash provided by operating activities:
(Reversal of) Provision for credit losses on loans and leases	(1,559)	2,558	25,432
Originations of loans held for sale	(5,687)	(2,898)	(1,312)
Proceeds from sales and principal collected on loans held for sale	5,637	2,482	1,827
Net gain on sale of loans	(54)	(23)	(452)
Provision for/(Reversal of) credit losses on unfunded lending commitments	52	(1,808)	1,193
Net amortization of securities	6,747	16,325	23,415
Depreciation of premises and equipment	9,377	10,672	10,996
Amortization of intangible assets	13,447	17,319	20,667
Amortization of discount on subordinated debentures	35	40	40
Stock based compensation expense	229	239	102
Net increase in cash surrender value of bank-owned life insurance	(2,435)	(9,138)	(2,272)
Net loss on sale of securities	207,203	—	11,230
Net loss/(gain) on sale and disposal of other real estate owned	1,437	(110)	(149)
Net (gain)/loss on sale and disposal of property and equipment	(804)	(605)	120
Deferred income tax expense	9,230	13,601	5,343
Net change in deferred loan costs/fees	19,270	30,910	36,175
Amortization of premiums and discounts on purchased loans	(4,462)	(8,440)	(9,799)
Changes in:
Interest receivable and other assets	(9,149)	(14,001)	(12,122)
Interest payable and other liabilities	14,751	6,964	(8,834)
Net cash provided by operating activities	292,264	266,001	318,182
CASH FLOWS FROM INVESTING ACTIVITIES
Securities available-for-sale:
Purchases	(2,658,611)	—	(73,870)
Sales	1,629,111	—	574,635
Maturities/calls/paydowns	332,426	375,116	716,912
Securities held-to-maturity:
Maturities/calls/paydowns	99,625	103,036	145,644
Loan originations and principal collections, net	1,334,433	1,284,098	(736,508)
Purchase of loans	(276,811)	(132,100)	(391,826)
Recoveries of loans charged-off	15,885	19,048	15,236
Redemption of Federal Home Loan Bank stocks	—	(4,193)	—
Purchase of Federal Home Loan Bank and other bank stocks	—	4,193	—
Proceeds from the settlement of bank-owned life insurance	1,645	28,338	108
Proceeds from sales of other real estate owned	2,256	223	581

(in thousands)	Year Ended December 31, 2024	Year Ended December 31, 2023	Year Ended December 31, 2022
Proceeds from sales of loans	—	—	15,371
Proceeds from sales of premises and equipment	2,621	2,494	1,261
Purchases of premises and equipment	(6,372)	(6,866)	(9,485)
Net cash provided by investing activities	476,208	1,673,387	258,059
CASH FLOWS FROM FINANCING ACTIVITIES
Net decrease in deposits	(356,338)	(1,197,608)	(1,270,874)
Net (decrease) increase in short-term Federal Home Loan Bank advances	—	(260,000)	260,000
Net decrease in subordinated debt	(25,000)	—	—
Net (decrease) increase in bank term funding	(750,000)	750,000	—
Cash dividends paid	(94,992)	(105,838)	(235,038)
Net cash used in financing activities	(1,226,330)	(813,446)	(1,245,912)
Net (decrease) increase in cash and cash equivalents	(457,858)	1,125,942	(669,671)
Cash and cash equivalents at beginning of period	1,457,569	331,627	1,001,298
Cash and cash equivalents at end of period	$999,711	$1,457,569	$331,627

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Cash paid during the period for:
Interest paid	$217,388	$150,514	$19,618
Income taxes paid, net of refunds	3,555	58,456	77,256
Non-cash disclosures:
Transfers from available-for-sale to held-to-maturity	—	—	1,773,462
Transfer from loans to other real estate owned	2,282	17,011	—
Retained earnings impact from CECL adoption	—	41,976	—
Lease liabilities arising from obtaining right-of-use assets	(12,392)	(31,481)	(27,263)

MECHANICS BANK
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Nature of Operations: Mechanics Bank (MB) and subsidiaries (the Bank, we, us and our) is headquartered in Walnut Creek, California. The Bank offers a variety of financial services to meet the banking and financial needs of the communities we serve, with operations conducted through 112 banking branches, including locations in Greater San Francisco, Sacramento, Los Angeles and San Diego areas and throughout the Central Valley in California. MacDonald Auxiliary Corporation and Mechanics Real Estate Holdings Inc., Limited Liability Company are wholly-owned subsidiary corporations whose business purposes are lending, holding deeds of trust securing loans made by the Bank and its subsidiaries and holding real estate and other assets acquired through foreclosure proceedings that are pending sale or liquidation.
The Bank ceased originating auto loans in February 2023, but continues servicing the portfolio of new and pre-owned retail automobile sales contracts purchased from both franchised and independent automobile dealerships throughout 33 states: Arizona, California, Colorado, Connecticut, Florida, Georgia, Hawaii, Iowa, Idaho, Illinois, Indiana, Kansas, Kentucky, Michigan, Minnesota, Missouri, Montana, North Carolina, North Dakota, Nebraska, Nevada, Ohio, Oklahoma, Oregon, South Carolina, South Dakota, Tennessee, Texas, Utah, Virginia, Washington, Wisconsin, and Wyoming.
Mechanics Bank operates under a California state banking charter issued by the California Department of Financial Protection and Innovation, its primary state regulator. The Bank is a member of the Federal Home Loan Bank (FHLB) system, and maintains insurance on deposit accounts with the Federal Deposit Insurance Corporation (FDIC), which is also the Bank’s primary federal regulator.
Basis of Presentation: The consolidated financial statements include the accounts of the Bank and all other entities in which it has a controlling financial interest. All significant intercompany accounts and transactions have been eliminated in consolidation. Unless the context requires otherwise, all references to the Bank include its wholly-owned subsidiaries. The accounting and reporting policies of the Bank are based upon U.S. generally accepted accounting principles (GAAP) and conform to predominant practices within the financial services industry. Significant accounting policies followed by the Bank are presented below.
Certain prior period amounts have been reclassified to conform to the current year’s presentation. These reclassifications had no impact on the Bank’s consolidated balance sheet, results of operations or net change in cash or cash equivalents.
Use of Estimates in the Financial Statements: The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions based on available information. These estimates and assumptions affect the amounts reported in the financial statements and disclosures provided, and actual results could differ.
Recapitalization through the Investment Transaction and Purchase Accounting: On April 30, 2015, (the Transaction Date) pursuant to the terms of the Amended and Restated Offer to Purchase, dated December 15, 2014, as amended, by and among the Bank and EB Acquisition Company LLC, a wholly-owned subsidiary of Ford Financial Fund II, L.P. (the Investor), 13,433 validly tendered shares of the Bank’s stock were purchased by the Investor at a price of $26,832 per share (the Investment Transaction). The aggregate consideration paid to the shareholders by the Investor for these shares was $360.4 million in cash.
As a result of the Investment Transaction, pursuant to which the Investor acquired and controlled 69.31% of the voting shares of the Bank, the Bank followed the purchase method of accounting as required by ASC 805, Business Combinations (ASC 805). As a result of this change in control, the Investor has elected pushdown accounting under ASU 2014-17, Business Combinations: Pushdown Accounting - a consensus of the Emerging Issues Task Force.
Purchase accounting requires that the assets purchased, the liabilities assumed, and non-controlling interests all be reported on the acquirer’s financial statements at their fair value, with any excess of purchase consideration over the net assets being reported as goodwill. Pushdown accounting requires that the Investor’s basis in the financial assets and liabilities be reflected in the Bank’s financial statements.
Acquisitions: Effective October 1, 2016 (the CRB Acquisition Date), the Bank completed its acquisition of California Republic Bancorp (CRB) pursuant to the Agreement and Plan of Merger and Reorganization (the CRB

Agreement), dated as of April 28, 2016, between Coast Acquisition Corporation (CAC), a wholly-owned subsidiary of Mechanics Bank and into CRB (the CRB Merger), with CRB being the surviving corporation, followed by the merger of CRB with and into MB (the CRB Acquisition), with MB being the surviving corporation.
On February 12, 2018 (the SVB Acquisition Date), Gold Rush Acquisition Corporation (a wholly-owned subsidiary of the Investor formed for this sole purpose), Mechanics Bank and Learner Financial Corporation, the bank holding company for Scott Valley Bank (SVB), entered into a definitive agreement for Mechanics Bank to acquire Learner Financial Corporation and its wholly-owned subsidiary, Scott Valley Bank, which acquisition (the SVB Acquisition) was completed and became effective on June 1, 2018.
On March 15, 2019, Mechanics Bank and Rabobank International Holding B.V. (Rabo), entered into a definitive agreement for Mechanics Bank to acquire Rabobank, N.A. (RNA), a subsidiary of Rabo, in a strategic business combination (the RNA Acquisition), which became effective on August 31, 2019 (the RNA Acquisition Date). For additional information, refer to Note 19, “Shareholders’ Equity and Dividend Limitations.”
Cash Flows: Cash and cash equivalents include cash on hand, interest-bearing deposits with other financial institutions with original maturities under 90 days, and daily federal funds sold. Net cash flows are reported for customer loan and deposit transactions, interest-bearing deposits in other financial institutions and Federal Home Loan Bank advances.
Debt Securities: Debt securities are classified at the time of purchase as available-for-sale or held-to-maturity. Debt securities classified as held-to-maturity (HTM) are recorded at amortized cost when management has the intent and ability to hold them to maturity. Debt securities are classified as available-for-sale when management intends that they might be sold before maturity. Securities available-for-sale (AFS) are carried at fair value. Unrealized holding gains and losses, net of taxes, are reported in Accumulated Other Comprehensive Income or (Loss) (AOCI) on the Consolidated Balance Sheet.
Accreted discounts and amortized premiums are included in interest income using the level yield method, and realized gains or losses from sales of securities are calculated using the specific identification method.
Management measures expected credit losses in accordance with ASC 326, Financial Instruments – Credit Losses, on HTM debt securities on a collective basis by major security type. Accrued interest receivable on HTM debt securities is excluded from the estimate of credit losses. The estimate of expected credit losses considers historical credit loss information that is adjusted for current conditions and reasonable and supportable forecasts.
Nearly all of the mortgage-backed residential securities held by the Bank are issued by U.S. government entities and agencies. These securities are either explicitly or implicitly guaranteed by the U.S. government, are highly rated by major rating agencies and have a long history of no credit losses. Management has determined there is a zero loss expectation for HTM debt securities given the nature of the portfolio.
For AFS debt securities in an unrealized loss position, the Bank first assesses whether it intends to sell, or more likely than not that it will be required to sell, the security before recovery of its amortized cost basis. If either of the criteria regarding intent or requirement to sell is met, the security’s amortized cost basis is written down to fair value through income. For AFS debt securities that do not meet the aforementioned criteria, the Bank evaluates whether the decline in fair value has resulted from credit losses or other factors in accordance with ASC 326. In making this assessment, management considers the extent to which fair value is less than amortized cost, any changes to the rating of the security by a rating agency, and adverse conditions specifically related to the security, among other factors. If this assessment indicates that a credit loss exists, the present value of cash flows expected to be collected from the security are compared to the amortized cost basis of the security. If the present value of cash flows expected to be collected is less than the amortized cost basis, a credit loss exists and an allowance for credit losses is recorded for the credit loss limited by the amount that the fair value is less than the amortized cost basis. Any impairment that has not been recorded through and allowance for credit losses is recognized in AOCI.
Changes in the allowance for credit losses are recorded as a credit loss expense (or reversal). Losses are charged against the allowance when management believes in the uncollectibility of an AFS security is confirmed or when either of the criteria regarding intent or requirement to sell is met. Accrued interest receivable on AFS debt securities is excluded from the estimate of credit losses.
Managements’ evaluation of any potential credit losses on the current AFS debt security portfolio is deemed immaterial.

The Bank may periodically reassess the classification of certain investments to determine whether a reclassification should be contemplated. If a transfer is deemed appropriate, the transfer occurs at fair value. For securities reclassified from AFS to HTM, the related unrealized gain or loss included in other comprehensive income remains in other comprehensive income, to be amortized out of other comprehensive income with an offsetting entry to interest income as a yield adjustment through earnings over the remaining term of the securities. No gains or losses are recorded at the time of transfer.
Equity Securities: Equity securities consist of mutual funds held in trusts associated with deferred compensation plans for former directors and executives. These mutual funds are recorded as equity securities at fair value, and are included in Interest Receivable and Other Assets on the Consolidated Balance Sheet. Gains and losses are included in noninterest expense.
Federal Home Loan Bank (FHLB): The Bank is a member of the Federal Home Loan Bank system. Member banks are required to own a certain amount of FHLB stock based on the level of borrowings and other factors, and may invest in additional amounts. FHLB stock is carried at cost, classified as a restricted security, and periodically evaluated for impairment based on the ultimate recovery of par value. Cash and stock dividends are reported as income when received.
Bank Term Funding Program (BTFP): On March 12, 2023, the Treasury Department, Federal Reserve and the FDIC jointly announced the Bank Term Funding Program (BTFP) in an effort to enhance liquidity by allowing institutions to pledge securities or loans as collateral for borrowing. The BTFP expired in March of 2024 making this funding source no longer available to the Bank.
Loans and Leases Held-for-Sale: Loans originated and intended for sale in the secondary market are carried at the lower of aggregate cost or fair value. Generally, the fair value of loans held-for-sale is based on what secondary markets are currently offering for loans with similar characteristics or based on an agreed upon sales price. A loan’s cost basis includes unearned deferred fees and costs, and premiums and discounts. These loans are generally held between 30 to 120 days from their origination date. If a loan has previously been reported as held-for-sale and is reclassified to loans held for investment, it is done so at the lower of cost or fair value. Loans held for sale by the Bank are mortgage loans pursuant to forward loan sale agreements with Fannie Mae.
Loan and Lease Receivables: Loans and leases that management has the intent and ability to hold for the foreseeable future, or until maturity or payoff, are recorded at the principal balance outstanding, net of charge-offs, unamortized purchase premiums and discounts and unamortized deferred loan fees and costs. The deferred loan fees and costs, and purchase premiums and discounts are recognized in interest income as an adjustment to yield over the term of loans and leases using the effective interest method. Interest on loans and leases is credited to interest income as earned based on the interest rate applied to principal amounts outstanding. Interest income is accrued on the unpaid principal balance and is discontinued when management believes, after considering economic and business conditions and collection efforts, that the borrower’s financial condition is such that full collection of principal or interest becomes doubtful, regardless of the length of past due status. Generally, loans and leases are placed on nonaccrual status when their payments are past due for 90 days or more. When interest accruals are discontinued, all unpaid accrued interest is reversed against interest income. Interest received on such loans and leases is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. A charge-off is generally recorded at 180 days past due if the unpaid principal balance exceeds the fair value of the collateral less costs to sell. Commercial and industrial loans, commercial real estate loans, and equipment finance leases are subject to a detailed review when 90 days past due to determine accrual status, or when payment is uncertain and a specific consideration is made to put a loan or lease on non-accrual status. Consumer loans, other than those secured by real estate, are typically charged off no later than 180 days past due. Loans and leases are returned to accrual status when the borrower has demonstrated a satisfactory payment trend subject to management’s assessment of the borrower’s ability to repay the loan or lease.
Allowances for Credit Losses on Loans Held for Investment: On January 1, 2023, the Bank adopted ASU 2016-13 Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, as amended, which replaces the incurred loss methodology with an expected loss methodology that is referred to as the current expected credit loss (CECL) methodology. Prior to January 1, 2023, the Bank’s allowance for loan and lease losses represented management’s best estimate of probable losses incurred within the existing loan and lease portfolio as of the balance sheet date. The following discussion represents the allowance for credit losses under the CECL methodology.

Credit quality within the loans held for investment portfolio is continuously monitored by management and is reflected within the allowance for credit losses for loans. The allowance for credit losses, or reserve, is an estimate of expected losses over the lifetime of a loan within the Bank’s existing loans held for investment portfolio. The allowance for credit losses for loans held for investment is adjusted by a provision for (reversal of) credit losses, which is reported in earnings, and reduced by the charge-off of loan amounts, net of recoveries.
The credit loss estimation process involves procedures to appropriately consider the unique characteristics of the Bank’s loan portfolio segments, which are further disaggregated into loan classes, the level at which credit risk is monitored. The allowance for credit losses for loans not evaluated for specific reserves is calculated using statistical credit factors, including probabilities of default (PD) and loss given default (LGD), to the amortized cost of pools of loan exposures with similar risk characteristics over its contractual life, adjusted for prepayments, to arrive at an estimate of expected credit losses. Economic forecasts are applied over the period management believes it can estimate reasonable and supportable forecasts. Reasonable and supportable forecast periods and reversion assumptions to historical data are credit model specific. Prepayments are estimated by loan type using historical information and adjusted for current and future conditions.
When computing allowance levels, credit loss assumptions are estimated using models that analyze loans according to credit risk ratings, historic loss experience, past due status and other credit trends and risk characteristics, including current conditions and reasonable and supportable forecasts about the future. Determining the appropriateness of the allowance is complex and requires judgment by management about the effect of matters that are inherently uncertain. Future factors and forecasts may result in significant changes in the allowance and provision (reversal) for credit losses in those future periods. The allowance for credit losses will primarily reflect estimated losses for pools of loans that share similar risk characteristics but will also consider individual loans that do not share risk characteristics with other loans.
Collectively Evaluated Loans
In estimating the allowance for credit losses for collectively evaluated loans, segments are derived based on loans pooled by product types and similar risk characteristics or areas of risk concentration. In determining the allowance for credit losses, the Bank utilizes models for loss forecasting for the majority of MB’s portfolio. These models ensure that we employ sophisticated methodologies and industry-leading analytics to inform our credit loss estimations accurately. Economic forecasts are a crucial component of our estimation process, applied over a period deemed reasonable and supportable by management. These forecasts, alongside historical data, credit model-specific reversion assumptions and management judgment, inform our credit loss assumptions. The following models are utilized for the Bank’s portfolios:
Auto Loans. The Bank uses models which incorporate macroeconomic forecasts and loan level models for estimating probabilities of default and prepayment. While the Bank has access to national data, we use a custom model based on MB internal historical data applying them to a blend of forecasted scenarios. Based on the portfolio’s composition of loans and their respective credit characteristics and delinquencies, a cash flow schedule of losses is produced providing the expected loss rate for the segment. Model outputs are then back-tested on an ongoing basis to determine adequacy and accuracy on a quarterly basis.
Commercial Real Estate – Non-Owner Occupied CRE and Multifamily Loans. The Bank uses models specific to Non-Owner Occupied CRE and Multifamily loans. The model addresses traditional commercial real estate products dependent on cash flow generated from rents. Based on property information (DSC, LTV, Geography, Property Type), the model generates a PD and LGD at the individual loan level over the life of the loan, producing an expected loss rate for each instrument across all future periods. Collectively, these form the overall loss rate for the portfolio segment. For each scenario, all future year losses for each instrument are calculated using adjusted PD and LGD. The sum of the present value of all future losses is the allowance. When multiple scenarios are considered, the results are weighted.
Single Family Residential and Home Equity Loans. The Bank uses a specific model for the Single Family Residential (SFR) and Home Equity portfolios. These portfolios represent traditional residential real estate products dependent on the borrower’s ability to service debt. Based on borrower ability to repay and underwriting metrics (FICO, LTV, loan type, geography, origination year, collateral type), the model generates loan level PD, prepayment, and LGD vectors which are then simulated through various scenario forecasts to calculate an allowance. Past due status post-origination is also a key input in the models. Current and future changes in economic conditions, including unemployment rates, home prices, index rates, and mortgage rates, are also considered.

Commercial & Industrial, Commercial Real Estate – Owner Occupied, and Consumer Loans. A C&I loss rate model is utilized for the C&I, CRE Owner Occupied, and Consumer portfolios. The CRE Owner Occupied segment uses the same model as the C&I portfolio because repayment is reliant upon cash flow from associated businesses operating at these properties. The C&I loss rate model considers loan age, credit spread at origination, loan size at origination, regulatory risk rating, loan type, industry sector and macroeconomic factors to determine loan level lifetime expected loss rates.
Qualitative Factors
Estimating the timing and amounts of future losses is subject to significant management judgment as these loss cash flows rely upon estimates, such as default rates, loss severities, collateral valuations, the amounts and timing of principal payments (including any expected prepayments) or other factors that are reflective of current or future expected conditions. These estimates, in turn, depend on the duration of current overall economic conditions, industry, borrower, or portfolio specific conditions, the expected outcome of bankruptcy or insolvency proceedings, as well as, in certain circumstances, other economic factors, including the level of current and future real estate prices. All of these estimates and assumptions require significant management judgment and certain assumptions that are highly subjective. Model imprecision also exists in the allowance for credit losses estimation process due to the inherent time lag of available industry information and differences between expected and actual outcomes.
Management considers adjustments for these conditions in its allowance for credit loss estimates qualitatively where they may not be measured directly in its individual or collective assessments, including but not limited to: Control Environment, Economy, Loan Growth, Management & Staffing, Loan Review, Concentrations, Competition- Legal, Regulatory Changes and Other.
Individually Evaluated Loans
When a loan is assigned a substandard non-accrual or worse risk rating grade, the loan subsequently is evaluated on an individual basis and no longer evaluated on a collective basis. The net realizable value of the loan is compared to the appropriate loan basis to determine any allowance for credit losses. The Bank generally considers non-accrual loans to be collateral-dependent. The practical expedient to measure credit losses using the fair value of the collateral has been exercised.
For commercial real estate loans, the fair value of collateral is primarily based on appraisals. For owner occupied real estate loans, underlying properties are occupied by the borrower in its business, and evaluations are based on business operations used to service the debt. For non-owner occupied real estate loans, underlying properties are income-producing and evaluations are based on tenant revenues. For income producing construction and land development loans, appraisals reflect the assumption that properties are completed.
For 1-4 family residential loans that are graded substandard non-accrual, an assessment of value is made using the most recent appraisal on file. If the appraisal on file is older than two years, the latest property tax assessment is used for the assessment of value. The assessment of value is discounted for selling costs and compared against the appropriate basis of the loan to determine if a reserve might be required.
Consumer loans are charged off when they reach 90 days delinquency as a general rule. There are limited cases where the loan is not charged off due to special circumstances and is subject to the collateral review process.
Off-Balance Sheet Credit Exposures, Including Unfunded Loan Commitments
Beyond an ACL to cover estimated expected credit losses in all outstanding loans and leases, the Bank provides for any binding commitments to cover estimated credit losses over the contractual period, including other off-balance sheet obligations, such as Letters of Credit (standby), and unused commitments on lines of credits and loans. In order to calculate the Off Balance Sheet Reserve for the collectively evaluated segments, usage rates are supported for the unfunded commitments and then multiplied against the qualitative factor adjusted expected credit loss rate of each pool.
Classified Assets: Federal regulations provide for the classification of loans, leases, and other assets, such as debt and equity securities considered to be of lesser quality, as “substandard,” “doubtful” or “loss.” An asset is considered “substandard” if it is inadequately protected by the current net worth and paying capacity of the obligor or of the collateral pledged, if any. “Substandard” assets include those characterized by the “distinct possibility” that the insured institution will sustain “some loss” if the deficiencies are not corrected. Assets classified as “doubtful”

have all of the weaknesses inherent in those classified “substandard,” with the added characteristic that the weaknesses present make “collection or liquidation in full,” on the basis of currently existing facts, conditions, and values, “highly questionable and improbable.” Assets classified as “loss” are those considered “uncollectible” and of such little value that their continuance as assets without the establishment of a specific loss reserve is not warranted. When an insured institution classifies problem assets as “loss,” it is required to charge off or provide a specific reserve for such amount. The Bank’s determination as to the classification of its assets and the amount of its valuation allowances is subject to review by its primary regulator, which may require the establishment of additional general or specific loss allowances.
Purchased Credit Deteriorated (PCD) Loans: The Bank has purchased loans, none of which have experienced more than insignificant credit deterioration since origination.
In those cases, the Bank will consider internal loan grades, delinquency status, collateral value (if secured), and other relevant factors in assessing whether purchased loans are PCD.
PCD loans are recorded at the amount paid. An allowance for credit losses is determined using the same methodology as other loans held for investment. The initial allowance for credit losses determined on a collective basis is allocated to individual loans. The sum of the loan’s purchase price and allowance for credit losses becomes its initial amortized cost basis. The difference between the initial amortized cost basis and the par value of the loan is a noncredit discount or premium, which is amortized into interest income over the life of the loan. Subsequent changes to the allowance for credit losses are recorded through credit loss expense.
Troubled Debt Restructurings: Prior to January 1, 2023, loans for which the terms have been modified by granting a concession that normally would not be provided and where the borrower is experiencing financial difficulties are considered troubled debt restructurings (TDR).
Loan Securitizations: The securitization process involves the sale of loans to a third-party trustee, which then sells undivided interests to other third-party investors that entitle the investors to specified cash flows generated from the securitized loans. These undivided interests are usually represented by certificates with varying interest rates, are secured by the payments on the loans acquired by the trust, and commonly include senior and subordinated classes. The Bank has no obligation to provide credit support to either the third-party investors or third-party trustee.
Generally, neither third-party investors nor third-party trustees have recourse to the Bank’s assets, and neither have the ability to require the Bank to repurchase their securities other than through enforcement of standard representations and warranties. The Bank does make certain representations and warranties concerning the loans, such as lien status, and if the Bank is found to have breached a representation or warranty, the Bank may be required to repurchase the loan from the third-party trustee. The Bank does not guarantee any securities issued by the third-party trustee. As part of the securitization transaction, the Bank represents and warrants certain terms and conditions of the loans sold. To the extent that loans are determined to not meet these criteria, the Bank is required to repurchase such loans from the trust. The Bank did not repurchase any loans in 2024, 2023 or 2022.
A transfer of financial assets in which the Bank surrenders control over the assets is accounted for as a sale to the extent that consideration other than beneficial interests in the transferred assets is received in exchange. The carrying value of the assets sold is allocated between the assets sold and the retained interest, if any, based on their relative fair values. For certain transactions, a “true sale” analysis of the treatment of the transfer under state law as if the Bank was a debtor under the bankruptcy code is required. A “true sale” legal analysis includes several legally relevant factors, such as the nature and level of recourse to the transferor and the nature of retained servicing rights. The analytical conclusion as to a “true sale” is not absolute and unconditional, but contains qualifications based on the inherent equitable powers of a bankruptcy court, as well as the unsettled state of the common law.
Once the legal isolation test has been met, other factors concerning the nature and extent of the transferor’s control over the transferred assets are taken into account in order to determine whether derecognition of assets is warranted. The Bank is not eligible to become a debtor under the bankruptcy code. Instead, the insolvency of the Bank is generally governed by relevant provisions of the Federal Deposit Insurance Corporation (FDIC) Federal Deposit Insurance Act and the FDIC’s regulations. However, the “true sale” legal analysis with respect to the Bank is similar to the “true sale” analysis that would be done if the Bank were subject to the bankruptcy code. Legal opinions regarding legal isolation for the securitizations have been obtained by the Bank. The “true sale” opinion provides reasonable assurance that the purchased assets would not be characterized as the property of the transferring Bank’s receivership or conservatorship estate in the event of insolvency.

The third-party trustee establishes special purpose entities to facilitate the sale to investors. The Bank has determined each of these special purpose entities to be a variable interest entity (VIE). The Bank does not otherwise have a controlling financial interest in the VIEs. A variable ownership interest fluctuates with the changes in the value of the VIEs’ underlying assets and liabilities. While through the servicing function the Bank controls the activities that affect the economic performance of the variable interest entities, the Bank has determined that their servicing fees are not a variable interest and the Bank is determined to be neither the primary beneficiary or have a significant variable interest. The fee arrangements paid are both customary and commensurate with the level of effort required for the services provided.
Derivative Instruments and Hedging Activities: In the ordinary course of business, the Bank enters into derivative transactions to manage various risks and to accommodate the business requirements of its customers. The fair value of derivative instruments are recognized as either assets or liabilities on the Consolidated Balance Sheets. All derivatives are evaluated at inception as to whether or not they are hedge accounting or non-hedge accounting activities. For derivative instruments designated as non-hedge accounting activities (also referred to as economic hedges), the change in fair value is recognized currently in earnings.
If a derivative designated as a cash flow hedge is terminated or ceases to be highly effective, the gain or loss in other comprehensive income (loss) is amortized to earnings over the period the forecasted hedged transactions impact earnings.
Derivative instruments expose the Bank to credit risk in the event of nonperformance by counterparties. This risk consists primarily of the termination value of agreements where the Bank is in a favorable position. The Bank minimizes counterparty credit risk through credit approvals, limits, monitoring procedures, and obtaining collateral, as appropriate.
The Bank also executes interest rate swaps with commercial banking customers to facilitate their respective risk management strategies. These interest rate swaps are economically hedged by simultaneously entering into an offsetting interest rate swap that the Bank executes with a third party, such that the Bank minimizes its net risk exposure.
Loan Servicing: The Bank retains servicing for the automobile loans sold through securitizations and flow loan sale agreements throughout 33 states: Arizona, California, Colorado, Connecticut, Florida, Georgia, Hawaii, Iowa, Idaho, Illinois, Indiana, Kansas, Kentucky, Michigan, Minnesota, Missouri, Montana, North Carolina, North Dakota, Nebraska, Nevada, Ohio, Oklahoma, Oregon, South Carolina, South Dakota, Tennessee, Texas, Utah, Virginia, Washington, Wisconsin, and Wyoming. Income received for servicing activities is recorded in the Noninterest Income portion of the Consolidated Income Statements. As of December 31, 2024 and 2023, there were no serviced automobile loans previously sold through securitizations and there were remaining balances of $4.3 million and $8.1 million, respectively, of loans previously sold through flow loan sale agreements. The Bank estimates the cost of servicing these loans approximates the servicing income received, any resulting servicing asset or obligation is insignificant and is not recorded.
The Bank originates loans secured by first or second trust deeds on individual residential properties. Some of the residential mortgage loans are sold, with servicing retained, in the secondary market. The Bank also services participation loans sold to other institutions. Total loan balances serviced under these arrangements were $204 million and $223 million as of December 31, 2024 and 2023, respectively.
Other Real Estate Owned (OREO): Other real estate owned (OREO), which represents real estate acquired through foreclosure of real estate related loans, is initially recorded at fair value less estimated selling costs of the real estate. This valuation is based on current independent appraisals obtained at the time of acquisition, less costs to sell when acquired, thus establishing a new carrying value. Loan balances in excess of carrying value of the real estate acquired at the date of acquisition are charged to the Allowance for Credit Losses. Any subsequent operating expenses or income of such properties as well as gains and losses on the sale of OREO are included in Noninterest Expense on the Consolidated Income Statements. As of December 31, 2024 and 2023 the Bank held $15.6 million and $17.0 million in OREO balances respectively.
Premises and Equipment: Land is carried at cost. Buildings and equipment are stated at cost less accumulated depreciation. Estimated useful lives of buildings and equipment are from 10 to 40 years and from 3 to 10 years, respectively. Depreciation is computed generally on a straight-line basis. Leasehold improvements are amortized over the shorter of the original lease term or their economic useful lives.

Bank Owned Life Insurance (BOLI): The Bank has purchased life insurance policies on certain key current and former executives. BOLI is recorded at the amount that can be realized under the insurance contract at the balance sheet date, which is the cash surrender value adjusted for other charges or other amounts due that are probable at settlement.
Goodwill and Other Intangible Assets: Goodwill arises from business combinations and is determined as the excess of the fair value of the consideration transferred, plus the fair value of any noncontrolling interests in the acquiree, over the fair value of the net assets acquired and liabilities assumed as of the acquisition date. Goodwill and intangible assets acquired in a business combination and determined to have an indefinite useful life are not amortized, but tested for impairment at least annually or more frequently if events and circumstances exist that indicate that an impairment test should be performed. The Bank has selected December 31 as the date to perform the annual impairment test. Intangible assets with finite useful lives are amortized over their estimated useful lives to their estimated residual values. Amortized intangibles must be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the long-lived asset might not be recoverable. An impairment loss related to intangible assets with finite useful lives is recognized if the carrying amount of the intangible asset is not recoverable and its carrying amount exceeds its fair value. After the impairment loss is recognized, the adjusted carrying amount of the intangible asset shall be its new accounting basis. Goodwill is the only intangible asset with an indefinite life on our balance sheet.
Other intangible assets consist of core deposit intangible assets arising from whole bank and branch acquisitions and are amortized on an accelerated method over their estimated useful lives, which range from 7 to 10 years.
Community Reinvestment Act Investments (CRA): As part of the CRA portfolio, the Bank invests in qualified affordable housing projects. These investments are accounted for using the proportional amortization method. These balances are reflected in Interest Receivable and Other Assets on the Consolidated Balance Sheets.
Short-Term Borrowings: The Bank utilizes a variety of sources to raise borrowed funds at competitive rates, including FHLB borrowings, FRB BTFP borrowings, and the FRB discount window. FHLB borrowings typically carry competitive rates for the equivalent term and are secured with investments or high quality loans. Interest is accrued on a monthly basis based on the outstanding borrowings and is included in Interest Expense on the Consolidated Income Statements.
Off-Balance Sheet Instruments and Reserve for Unfunded Commitments: In the ordinary course of business, the Bank has entered into off-balance sheet financial instruments consisting of commitments to make loans and commercial letters of credit, and standby letters of credit. The face amount for these items represents the exposure to loss before considering customer collateral or ability to repay. Such financial instruments are recorded in the financial statements when they are funded.
The reserve for unfunded commitments provides for probable losses inherent with funding the unused portion of legal lending commitments. The reserve for unfunded commitments calculation includes factors that are consistent with Allowance for Credit Losses methodology for funded loans using expected loss factors and a draw down factor. Changes in the reserve for unfunded commitments are reflected within Interest Payable and Other Liabilities on the Consolidated Balance Sheets and Provision for (Reversal of) Losses on Unfunded Lending Commitments on the Consolidated Income Statements.
Impairment of Long-Lived Assets: The Bank reviews its long-lived assets for impairment whenever events or changes indicate that the carrying amount of an asset may not be recoverable. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.
Loss Contingencies: Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of a loss is probable and an amount or range of loss can be reasonably estimated. For additional information, refer to Note 15, “Contingencies.”
Stock-Based Compensation: Compensation cost is recognized for stock options and restricted stock awards based on the fair value of these awards at the date of grant. The estimated market price of the Bank’s common stock at the date of grant is used for restricted stock awards.

Compensation cost is recognized over the required service period, generally defined as the vesting period. For awards with graded vesting, compensation cost is recognized on a straight-line basis over the requisite service period for the entire award. The Bank’s accounting policy is to recognize forfeitures as they occur.
The Mechanics Bank 2022 Omnibus Incentive Plan (RSU) provides for and the Mechanics 2017 Incentive Unit Plan provided for, the issuance of restricted shares (RSU shares) to select officers (under the Mechanics 2017 Incentive Unit Plan, such RSUs are referred to as “Units”). Compensation expense is recognized over the vesting period of the awards based on the fair value of the stock at the issue date. Fair value for future expense is recalculated at each vesting period. The fair value of the stock is determined using an internal valuation. RSU shares vest over a four-year period on the anniversary of the issue date beginning with the issue date. Total shares issuable under the Mechanics Bank 2022 Omnibus Incentive Plan are 2,000.
Income Taxes: The Bank’s accounting for income taxes is based on an asset and liability approach. The Bank recognizes the amount of taxes payable or refundable for the current year, and recognizes deferred tax assets and liabilities for the future tax consequences for transactions that have been recognized in the Bank’s consolidated financial statements or tax returns. The measurement of tax assets and liabilities is based on enacted tax laws and rates. A valuation allowance, if needed, will reduce deferred tax assets to the amount expected to be realized.
A tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, based upon the technical merits of the position, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. The Bank recognizes interest and/or penalties related to income tax matters in Provision for Income Taxes on the Consolidated Income Statements.
Fair Value: The Bank measures certain assets and liabilities on a fair value basis, in accordance with ASC 820, Fair Value Measurement (ASC 820). Fair value is used on a recurring basis for certain assets and liabilities in which fair value is the primary basis of accounting. Examples of this includes available-for-sale securities. Additionally, fair value may be used on a non-recurring basis to evaluate assets or liabilities for impairment, as required by applicable accounting standards. Examples of these include impaired loans, long-lived assets, OREO, goodwill, and core deposit intangible assets accounted for at the lower of cost or fair value.
Fair value is the exit price that would be received for an asset or paid to transfer a liability in an orderly transaction between market participants. When observable market prices are not available, fair value is estimated using modeling techniques, such as discounted cash flow analysis. These modeling techniques utilize assumptions that market participants would use in pricing the asset or the liability, including assumptions about the risk inherent in a particular valuation technique, the effect of a restriction on the sale or use of an asset, and the risk of nonperformance. Depending on the nature of the asset or liability, the Bank uses various valuation techniques and assumptions when estimating the instrument’s fair value. Considerable judgment may be involved in determining the amount that is most representative of fair value.
To increase consistency and comparability of fair value measures, ASC 820 established a three-level hierarchy to prioritize the inputs used in valuation techniques between observable inputs among (i) observable inputs that reflect quoted prices in active markets; (ii) inputs other than quoted prices with observable market data; and (iii) unobservable data, such as the Bank’s own data or single dealer non-binding pricing quotes. The Bank assesses the valuation hierarchy for each asset or liability measured at the end of each quarter, and, as a result, assets or liabilities may be transferred within hierarchy levels due to changes in availability of observable market inputs to measure fair value at the measurement date. Further information regarding the Bank’s policies and methodology used to measure fair value is presented in Note 21, “Fair Value.”
Comprehensive Income: Comprehensive income consists of net income and other comprehensive income. Other comprehensive income includes unrealized gains and losses on securities available for sale and the equity component of the AFS to HTM debt security transfer discussed in Note 2, “Debt Securities”. In addition, changes in the funded status of the pension plan and supplemental retirement plans are also recognized as separate components of equity.
Segments: The Bank has one reportable segment: community banking. The segment primarily encompasses the commercial loan and deposit activities of the Bank as well as retail lending and deposit activities in areas surrounding the branches. Our chief operating decision maker (CODM), the Chief Executive Officer, manages the Bank’s business activities as one single operating and reportable segment at the consolidated level. Accordingly, our CODM uses consolidated net income to measure segment profit or loss, allocate resources and assess performance. Further, the CODM reviews and utilizes net interest income, noninterest income and noninterest expenses (salary and employee benefits, occupancy, equipment and general, administrative and other) at the consolidated level to manage the Bank’s operations.
Earnings per Share: Earnings per share of common stock is calculated on both a basic and diluted basis, based on the weighted average number of common and common equivalent shares outstanding. Basic earnings per share excludes potential dilution from common equivalent shares, such as those associated with stock-based compensation awards, and is computed by dividing net income allocated to common stockholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock, such as common equivalent shares associated with stock-based compensation awards, were exercised or converted into common stock that would then share in the net earnings of the Bank. Potential dilution from common equivalent shares is determined using the treasury stock method, reflecting the potential settlement of stock-based compensation awards resulting in the issuance of additional shares of the Bank’s common stock. Stock-based compensation awards that would have an anti-dilutive effect have been excluded from the determination of diluted earnings per share.
Recent Accounting Developments:
In November 2023, the FASB issued ASU 2023-07, “Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures,” which expands disclosures about a public entity’s reportable segments and requires more enhanced information about a reportable segment’s expenses, interim segment profit or loss, and how a public entity’s chief operating decision maker uses reported segment profit or loss information in assessing segment performance and allocating resources. The Bank adopted ASU 2023-07. This update became effective for the fiscal year ending December 31, 2024. All of the operations of the Bank are aggregated into one operating segment. This ASU did not have an impact on the Bank’s financial position or results of operation as it impacts disclosures only.
In December 2023, the FASB issued ASU 2023-09, “Income Taxes (Topic 740): Improvements to Income Tax Disclosures,” which expands disclosures in an entity’s income tax rate reconciliation table and taxes paid both in the U.S. and foreign jurisdictions. The update will be effective for annual periods beginning after December 15, 2024. The adoption of ASU 2023-09 will not have an impact on the Bank’s financial position or results of operation as it impacts disclosures only. We are assessing the impact on our disclosures.
Subsequent Events: The Bank has evaluated subsequent events for recognition or disclosure through March 20, 2025, which is the date that the consolidated financial statements were available to be issued.

NOTE 2 – DEBT SECURITIES
The following table presents the amortized cost and fair value of the debt securities portfolio as of the dates indicated:

	December 31, 2024
(in thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Securities available-for-sale
Obligations of states and political subdivisions	$91,799	$699	$(1,199)	$91,299
Mortgage-backed securities - residential	2,694,745	2,107	(53,164)	2,643,688
Mortgage-backed securities - commercial	259,793	22	(18,953)	240,862
Collateralized loan obligations	50,000	—	—	50,000
Corporate bonds	43,968	—	(4,566)	39,402
Total securities available-for-sale	$3,140,305	$2,828	$(77,882)	$3,065,251

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Securities held-to-maturity
Obligations of states and political subdivisions	$14,193	$509	$(30)	$14,672
Mortgage-backed securities - residential	1,115,389	—	(196,949)	918,440
Mortgage-backed securities - commercial	310,912	—	(48,024)	262,888
Total securities held-to-maturity	$1,440,494	$509	$(245,003)	$1,196,000
Total debt securities				$4,261,251

The Bank reassessed classification of certain investments and, effective January 1, 2022, the Bank transferred $1.7 billion in residential and commercial Mortgage-backed securities from available-for-sale to held-to-maturity securities. The transfer occurred at fair value. The related net unrealized gain/(loss) of ($23.5 million), or ($16.7 million) net of deferred taxes, included in other comprehensive income remained in other comprehensive income. For the years ended December 31, 2024, 2023, and 2022, respectively, $2.6 million, $2.7 million, and $2.4 million of the unrealized loss was accreted to interest income as a yield adjustment through earnings over the remaining term of the securities. No gain or loss was recorded at the time of transfer.

	December 31, 2023
(in thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Securities available-for-sale
U.S. government agency securities	$106,973	$—	$(8,752)	$98,221
Obligations of states and political subdivisions	96,781	2,418	(915)	98,284
Mortgage-backed securities - residential	1,713,521	10	(179,081)	1,534,450
Mortgage-backed securities - commercial	636,921	—	(67,113)	569,808
Collateralized loan obligations	—	—	—	—
Corporate bonds	50,987	—	(8,577)	42,410
Total securities available-for-sale	$2,605,183	$2,428	$(264,438)	$2,343,173

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Securities held-to-maturity
Obligations of states and political subdivisions	$15,989	$796	$(23)	$16,762
Mortgage-backed securities - residential	1,215,318	—	(185,063)	1,030,255
Asset-backed securities	310,809	—	(48,577)	262,232
Total securities held-to-maturity	$1,542,116	$796	$(233,663)	$1,309,249
Total debt securities				$3,652,422

In addition to the reported fair values of the debt securities reflected above, the Bank is entitled to receive accrued interest and dividends from its securities. Included in Interest Receivable and Other Assets on the Consolidated Balance Sheets as of December 31, 2024 and 2023 was $15.9 million and $8.9 million, respectively, of interest and dividends receivable from the Bank’s debt securities. Accrued interest receivable from securities available-for-sale totaled $13.6 million and $6.3 million at December 31, 2024 and 2023, respectively. Accrued interest receivable from securities held-to-maturity totaled $2.4 million and $2.6 million at December 31, 2024 and 2023, respectively.
In accordance with accounting standards, only the realized gains and losses from securities transactions are included in the Consolidated Income Statements as Net gain/(loss) on sale of investment securities. During the first quarter 2024, the Bank executed an investment portfolio restructuring of its AFS investment securities portfolio. The Bank sold $1.8 billion of lower yielding AFS securities and realized a loss of $207.2 million. The proceeds of the sale were used to purchase $1.6 billion of higher yielding investments. No gross gains were realized on the sales.
The following table summarizes available-for-sale securities with unrealized and unrecognized losses at December 31, 2024 and December 31, 2023 aggregated by major security type and length of time in a continuous unrealized and unrecognized loss position:

	December 31, 2024
	Less than 12 months		12 months or more		Total
(dollars in thousands)	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Description of securities
Obligations of states and political subdivisions	$19,273	$162	$28,394	$1,037	$47,667	$1,199
Mortgage-backed securities - residential	1,381,125	15,337	311,751	37,827	1,692,876	53,164
Mortgage-backed securities - commercial	98,071	422	107,118	18,531	205,189	18,953
Collateralized loan obligations	—	—	—	—	—	—
Corporate bonds	—	—	39,402	4,566	39,402	4,566
Total securities	$1,498,469	$15,921	$486,665	$61,961	$1,985,134	$77,882
Number of securities with unrealized losses		60		280		340

	December 31, 2023
	Less than 12 months		12 months or more		Total
(dollars in thousands)	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Description of securities
U.S. government agency securities	$—	$—	$98,221	$8,752	$98,221	$8,752
Obligations of states and political subdivisions	352	—	32,277	915	32,629	915
Mortgage-backed securities - residential	—	—	1,530,407	179,081	1,530,407	179,081
Mortgage-backed securities - commercial	—	—	568,804	67,113	568,804	67,113
Collateralized loan obligations	—	—	—	—	—	—
Corporate bonds	—	—	42,443	8,577	42,443	8,577
Total securities	$352	$—	$2,272,152	$264,438	$2,272,504	$264,438
Number of securities with unrealized losses		1		563		564

The Bank did not record an ACL on the debt securities portfolio at December 31, 2024 or December 31, 2023. As of both dates, the Bank considers any unrealized loss across the classes of major security-type to be related to fluctuations in market conditions, primarily interest rates, and not reflective of a deterioration in credit quality. The Bank maintains that it has intent and ability to hold these securities until the amortized cost basis of each security is recovered and likewise concluded as of December 31, 2024 that it was not more likely than not that any of the securities in an unrealized loss position would be required to be sold.

U.S. Treasuries and US Government-Sponsored Agency Securities - For the years presented, the unrealized losses on the Bank’s investments in U.S. treasuries and government-sponsored agency securities are primarily due to changes in interest rates. These securities have explicit or implicit guarantees from the U.S. government, thus posing no credit losses. Management expects to recover the entire amortized cost basis of these securities.
Obligations of States and Political Subdivisions - For the years presented, the unrealized losses on the Bank’s investments in obligations of states and political subdivisions are primarily due to changes in interest rate and not due to credit losses. Management monitors these securities on an ongoing basis and performs an internal analysis which takes into account the impact from market rates movements, severity and duration of the unrealized loss position, viability of the issuer, recent downgrades in ratings, and external credit rating assessments. As a result, management expects to recover the entire amortized cost basis of these securities.
Mortgage-Backed Securities -Residential and Commercial (MBS) - For the years presented, the unrealized losses on the Bank’s investments in residential and commercial MBS are primarily due to changes in interest rates. These securities are either implicitly or explicitly guaranteed by the U.S. government, as such management expects to recover the entire amortized cost basis of these securities.
Collateralized Loan Obligations - For the years presented, there were no unrealized losses on the Bank’s collateralized loan obligations primarily due to timing of the purchases. These securities are presented at par value.
Corporate Bonds - For the years presented, the unrealized losses on the Bank’s investments in corporate bonds are due to slight discount margin variances related to changes in market rates and not due to credit losses. Management monitors these securities on an ongoing basis and performs an internal analysis which includes a review of credit quality, changes in ratings, assessment of regulatory and financial ratios, and general standing versus peer group. Management expects to recover the entire amortized cost basis of these securities.
Securities with a gross carrying value of $1.4 billion and $1.1 billion at December 31, 2024 and 2023, respectively, were pledged to secure the Bank’s obligations for securities sold under agreements to repurchase and to collateralize certain public, trust and bankruptcy deposits as required by law.
The amortized cost and fair value of debt securities are shown by contractual maturity. Expected maturities may differ from contractual maturities if borrowers have the right to call or prepay obligations with or without call or prepayment penalties. Securities not due at a single maturity date are shown separately. As of December 31, 2024, there were no past due or nonaccrual available-for-sale or held-to-maturity securities.
Contractual maturities of securities as of December 31, 2024 were as follows:

(in thousands)	Amortized Cost	Estimated Fair Value
Securities available-for-sale
Due in one year or less	$13,086	$13,047
Due after one year through five years	746	743
Due after five years through ten years	51,276	46,020
Due after ten years	70,659	70,891
Subtotal	135,767	130,701
Mortgage-backed securities – residential	2,694,745	2,643,688
Mortgage-backed securities – commercial	259,793	240,862
Collateralized loan obligations	50,000	50,000
Total securities available-for-sale	$3,140,305	$3,065,251
Securities held-to-maturity
Due in one year or less	$3,000	$3,000
Due after one year through five years	3,409	3,393
Due after five years through ten years	3,534	3,695
Due after ten years	4,250	4,584
Subtotal	14,193	14,672
Mortgage-backed securities – residential	1,115,389	918,440
Mortgage-backed securities – commercial	310,912	262,888
Total securities held-to-maturity	$1,440,494	$1,196,000
Total debt securities	$4,580,799	$4,261,251

NOTE 3 – LOANS
The loans held for sale portfolio was $543 thousand and $440 thousand at December 31, 2024 and 2023, respectively, consisting solely of residential real estate. There were no impairment charges for the years ended December 31, 2024, 2023 and 2022.
The loan and lease receivable portfolio at December 31, 2024 and 2023 consisted of the following:

(in thousands)	December 31, 2024	December 31, 2023
Commercial & Industrial	$410,040	$536,435
Commercial Real Estate
Construction & Land Development	104,430	96,881
Other	4,812,278	4,938,083
Residential Real Estate	2,280,963	2,197,202
Auto	1,596,935	2,714,606
Installment
Revolving Plans	2,920	3,211
Other	435,931	291,338
Total loan and lease receivables before allowance for credit losses	9,643,497	10,777,756
Allowance for credit losses on loans and leases	(88,558)	(133,778)
Net loan and lease receivables	$9,554,939	$10,643,978

The following table presents the activity in the allowance for credit losses by portfolio segment for the years ended December 31, 2024, 2023 and 2022.

(in thousands) December 31, 2024	Commercial & Industrial	Commercial Real Estate	Residential Real Estate	Auto	Installment	Total
Allowance for credit losses on loans and leases
Beginning balance	$5,805	$31,486	$6,745	$87,053	$2,689	$133,778
Provision for (reversal of) credit losses	(682)	3,611	(2,079)	(4,855)	2,446	(1,559)
Loans charged off	(1,221)	—	(10)	(55,097)	(3,218)	(59,546)
Recoveries	967	—	—	14,181	737	15,885
Total ending allowance balance	$4,869	$35,097	$4,656	$41,282	$2,654	$88,558

(in thousands) December 31, 2023	Commercial & Industrial	Commercial Real Estate	Residential Real Estate	Auto	Installment	Total
Allowance for credit losses on loans and leases
Beginning balance, prior to adoption of ASC 326	$8,695	$50,811	$15,751	$46,696	$4,763	$126,716
Impact of adopting ASC 326	(2,262)	(21,544)	(6,377)	90,414	(1,100)	59,131
Provision for (reversal of) credit losses	(575)	7,346	(2,629)	(3,661)	2,077	2,558
Loans charged off	(224)	(5,244)	—	(64,300)	(3,907)	(73,675)
Recoveries	171	117	—	17,904	856	19,048
Total ending allowance balance	$5,805	$31,486	$6,745	$87,053	$2,689	$133,778

(in thousands) December 31, 2022(1)	Commercial & Industrial	Commercial Real Estate	Residential Real Estate	Auto	Installment	Total
Allowance for loan and lease losses
Beginning balance	$7,794	$62,460	$12,132	$49,415	$4,033	$135,834
Provision for (reversal of) loan losses	735	(11,649)	3,620	28,553	4,173	25,432
Loans charged off	—	—	(1)	(45,319)	(4,466)	(49,786)
Recoveries	166	—	—	14,047	1,023	15,236
Total ending allowance balance	$8,695	$50,811	$15,751	$46,696	$4,763	$126,716

(1)	The allowance for loan and lease losses was calculated under an incurred loss methodology prior to January 1, 2023.

Changes in the allowance for credit losses for the years ended December 31, 2024, 2023 and 2022:

(in thousands)	Year Ended December 31, 2024	Year Ended December 31, 2023	Year Ended December 31, 2022
Allowance for credit losses on loans and leases at the beginning of the year	$133,778	$126,716	$135,834
Impact of adopting ASC 326	—	59,131	—
Provision for (reversal of) credit losses on loans and leases	(1,559)	2,558	25,432
Recoveries on loans and leases previously charged off	15,885	19,048	15,236
Loans and leases charged off during the year	(59,546)	(73,675)	(49,786)
Allowance for credit losses on loans and leases at the end of the year	88,558	133,778	126,716
Allowance for credit losses on unfunded lending commitments at the beginning of the year	4,314	6,477	5,284
Impact of adopting ASC 326	—	(355)	—
Provision for (reversal of) of credit losses on unfunded lending commitments	52	(1,808)	1,193
Allowance for credit losses on unfunded lending commitments at the end of the year	4,366	4,314	6,477
Total allowances for credit losses on loans, leases and unfunded lending commitments at the end of the year	$92,924	$138,092	$133,193

The allowance for credit losses on loans and leases is reflected in total assets as an offset to the loan and lease portfolio. The allowance for credit losses on unfunded lending commitments is reflected in total liabilities in the Interest Payable and Other Liabilities on the Consolidated Balance Sheets.
Disclosures related to the amortized cost in loans excludes accrued interest receivable. The amortized cost approximates the unpaid principal balance for these disclosures. For purposes of this disclosure, the unpaid principal balance is grossed up to exclude charge offs.
Nonaccrual loans and loans past due 90 days or more and still accruing include both smaller balance homogeneous loans that are collectively evaluated for impairment and individually classified impaired loans.
The following table presents the amortized cost in nonaccrual loans and loans past due 90 days or more and still accruing by class of loans as of December 31, 2024 and 2023:

(in thousands) December 31, 2024	Nonaccrual With No Allowance for Credit Loss	Total Nonaccrual	Loans Past Due 90 Days or more Still Accruing
Commercial & Industrial	$1,145	$1,145	$211
Commercial Real Estate
Construction & Land Development	441	441	—
Other	—	—	—
Residential Real Estate	2,854	2,854	—
Auto	564	6,252	—
Installment
Revolving Plans	1	1	—
Other	—	—	—
Total	$5,005	$10,693	$211

(in thousands) December 31, 2023	Nonaccrual With No Allowance for Credit Loss	Total Nonaccrual	Loans Past Due 90 Days or more Still Accruing
Commercial & Industrial	$92	$692	$142
Commercial Real Estate
Construction & Land Development	35	35	—
Other	24,247	24,247	—
Residential Real Estate	3,837	3,837	—
Auto	1,396	10,214	—
Installment
Revolving Plans	11	11	—
Other	—	—	—
Total	$29,618	$39,036	$142

The following table presents the amortized cost of collateral-dependent loans by class and collateral type as of December 31, 2024 and 2023:

(in thousands) December 31, 2024	Auto	Equipment	Farmland	Multifamily	Retail Building	Single Family Residential	Total Loans
Commercial & Industrial	$5	$10	$—	$—	$1,064	$—	$1,079
Commercial Real Estate
Construction & Land Development	—	—	441	—	—	—	441
Other	—	—	—	—	—	—	—
Residential Real Estate	—	—	—	—	—	2,853	2,853
Auto	—	—	—	—	—	—	—
Installment
Revolving Plans	—	—	—	—	—	—	—
Other	—	—	—	—	—	—	—
Total	$5	$10	$441	$—	$1,064	$2,853	$4,373

(in thousands) December 31, 2023	Auto	Equipment	Farmland	Multifamily	Retail Building	Single Family Residential	Total Loans
Commercial & Industrial	$23	$27	$—	$—	$—	$—	$50
Commercial Real Estate
Construction & Land Development	—	—	35	—	—	—	35
Other	—	—	—	17,256	2,288	—	19,544
Residential Real Estate	—	—	—	—	—	3,629	3,629
Auto	—	—	—	—	—	—	—
Installment
Revolving Plans	—	—	—	—	—	—	—
Other	—	—	—	—	—	—	—
Total	$23	$27	$35	$17,256	$2,288	$3,629	$23,258

The following table presents the aging of the amortized cost in past due loans as of December 31, 2024 and 2023 by class of loans:

(in thousands) December 31, 2024	30 - 59 Days Past Due	60 - 89 Days Past Due	Greater than 89 Days Past Due	Total Past Due	Loans Not Past Due	Total Loans
Commercial & Industrial	$1,920	$82	$278	$2,280	$407,760	$410,040
Commercial Real Estate
Construction & Land Development	5,400	—	140	5,540	98,890	104,430
Other	3,458	—	—	3,458	4,808,820	4,812,278
Residential Real Estate	13,662	406	502	14,570	2,266,393	2,280,963
Auto	53,197	12,637	5,161	70,995	1,525,940	1,596,935
Installment
Revolving Plans	2	1	1	4	2,916	2,920
Other	359	213	—	572	435,359	435,931
Total	$77,998	$13,339	$6,082	$97,419	$9,546,078	$9,643,497

(in thousands) December 31, 2023	30 - 59 Days Past Due	60 - 89 Days Past Due	Greater than 89 Days Past Due	Total Past Due	Loans Not Past Due	Total Loans
Commercial & Industrial	$2,334	$705	$742	$3,781	$532,654	$536,435
Commercial Real Estate
Construction & Land Development	—	—	—	—	96,881	96,881
Other	7,719	—	17,256	24,975	4,913,108	4,938,083
Residential Real Estate	12,508	2,071	1,100	15,679	2,181,523	2,197,202
Auto	77,093	19,887	8,667	105,647	2,608,959	2,714,606
Installment
Revolving Plans	8	12	8	28	3,183	3,211
Other	1,109	272	—	1,381	289,957	291,338
Total	$100,771	$22,947	$27,773	$151,491	$10,626,265	$10,777,756

The following tables present the amortized cost of loans at December 31, 2024 and 2023 that were both experiencing financial difficulty and modified during the year ended December 31, 2024 and 2023, by class and by type of modification. The percentage of the amortized cost of loans that were modified to borrowers in financial distress as compared to the amortized cost of each class of financing receivable is also presented below.

(in thousands) December 31, 2024	Principal Forgiveness	Payment Delay	Term Extension	Interest Rate Reduction	Combined Term Extension and Principal Forgiveness	Combined Term Extension and Interest Rate Reduction	Total Class of Financing Receivable
Commercial & Industrial	$—	$—	$835	$—	$—	$—	0.20%
Commercial Real Estate
Construction & Land Development	—	—	—	—	—	—	—%
Other	—	—	—	—	—	—	—%
Residential Real Estate	—	—	—	—	—	—	—%
Auto	—	—	—	—	—	—	—%
Installment
Revolving Plans	—	—	—	—	—	—	—%
Other	—	—	—	—	—	—	—%
Total	$—	$—	$835	$—	$—	$—	0.01%

(in thousands) December 31, 2023	Principal Forgiveness	Payment Delay	Term Extension	Interest Rate Reduction	Combined Term Extension and Principal Forgiveness	Combined Term Extension and Interest Rate Reduction	Total Class of Financing Receivable
Commercial & Industrial	$—	$599	$125	$—	$—	$—	0.14%
Commercial Real Estate
Construction & Land Development	—	—	—	—	—	—	—%
Other	—	—	—	—	—	—	—%
Residential Real Estate	—	872	210	—	—	—	0.05%
Auto	—	—	—	—	—	—	—%
Installment
Revolving Plans	—	—	—	—	—	—	—%
Other	—	—	—	—	—	—	—%
Total	$—	$1,471	$335	$—	$—	$—	0.02%

The Bank has committed to lend no additional amounts to the borrowers included in the previous tables.
The Bank had no loans modified as troubled debt restructurings for the year ended December 31, 2022. During the year ended December 31, 2022, the Bank recorded no additional allowance for loan losses related to troubled debt restructurings and there were no charge-offs related to these loans. During the year ended December 31, 2022, there were no loans that had been modified as troubled debt restructurings for which there was a payment default within twelve months following the modification.
The Bank closely monitors the performance of loans that are modified to borrowers experiencing financial difficulty to understand the effectiveness of its modification efforts. There were no past due loans that were modified in the last 12 months prior to December 31, 2024. The following table presents past due loans that have been modified in the last 12 months prior to December 31, 2023:

(in thousands) December 31, 2023	30 – 59 Days Past Due	60 – 89 Days Past Due	Greater than 89 Days Past Due	Total Past Due
Commercial & Industrial	$—	$—	$599	$599
Total	$—	$—	$599	$599

The following tables present the financial effect of the loan modifications presented above to borrowers experiencing financial difficulty for the year ended December 31, 2024 and 2023:

(dollars in thousands) December 31, 2024	Principal Forgiveness	Weighted- Average Interest Rate Reduction	Weighted- Average Term Extension <months>
Commercial & Industrial	$—	—%	47
Commercial Real Estate
Construction & Land Development	—	—%	—
Other	—	—%	—
Residential Real Estate	—	—%	—
Auto	—	—%	—
Installment
Revolving Plans	—	—%	—
Other	—	—%	—
Total	$—	—%	47

(dollars in thousands) December 31, 2023	Principal Forgiveness	Weighted- Average Interest Rate Reduction	Weighted- Average Term Extension <months>
Commercial & Industrial	$—	—%	9
Commercial Real Estate
Construction & Land Development	—	—%	—
Other	—	—%	—
Residential Real Estate	—	—%	12
Auto	—	—%	—
Installment
Revolving Plans	—	—%	—
Other	—	—%	—
Total	$—	—%	21

There were no loans that had a payment default during the year ended December 31, 2024 and were modified in the twelve months prior to that default to borrowers experiencing financial difficulty. The following table presents the amortized cost of loans that had a payment default during the year ended December 31, 2023 and were modified in the twelve months prior to that default to borrowers experiencing financial difficulty.

(in thousands) December 31, 2023	Principal Forgiveness	Payment Delay	Term Extension	Interest Rate Reduction
Commercial & Industrial	$—	$599	$—	$—
Total	$—	$599	$—	$—

Upon the Bank’s determination that a modified loan (or portion of a loan) has subsequently been deemed uncollectible, the loan (or a portion of the loan) is written off. Therefore, the amortized cost of the loan is reduced by the uncollectible amount and the allowance for credit losses is adjusted by the same amount.
Credit Quality Indicators:
The Bank categorizes loans into risk categories based on relevant information about the ability of borrowers to service their debt such as: current financial information, historical payment experience, credit documentation, public information, current economic trends and other factors. The Bank analyzes loans individually by classifying the loans as to credit risk. This analysis includes all loans regardless of balances. This analysis is performed on a quarterly basis.
The Bank uses the following definitions for risk ratings:
Special Mention. Loans classified as special mention have a potential weakness that deserves management’s close attention. If left uncorrected, these potential weaknesses may result in deterioration of the repayment prospects for the loan or of the institution’s credit position at some future date.
Substandard. Loans classified as substandard are inadequately protected by the current net worth and paying capacity of the obligor or of the collateral pledged, if any. Loans so classified have a well-defined weakness or weaknesses that jeopardize the liquidation of the debt. They are characterized by the distinct possibility that the institution will sustain some loss if the deficiencies are not corrected.
Doubtful. Loans classified as doubtful have all the weaknesses inherent in those classified as substandard, with the added characteristic that the weaknesses make collection or liquidation in full, on the basis of currently existing facts, conditions, and values, highly questionable and improbable.
Loans not meeting the criteria above are considered to be pass rated loans.

Based on the most recent analysis performed, the risk category of loans by class and origination year of loans is as follows for years ended December 31, 2024 and 2023.

(in thousands) As of December 31, 2024	2024	2023	2022	2021	Prior	Revolving Loans Amortized Cost Basis	Revolving Loans Converted to Term	Total
Commercial & Industrial
Risk Rating
Pass	$28,334	$113,024	$41,271	$23,098	$55,675	$140,905	$—	$402,307
Special Mention	—	—	—	107	789	—	—	896
Substandard	—	—	5	166	6,665	1	—	6,837
Doubtful	—	—	—	—	—	—	—	—
Total Commercial	$28,334	$113,024	$41,276	$23,371	$63,129	$140,906	$—	$410,040
Commercial & Industrial
Current period gross write offs	$—	$191	$95	$2	$127	$806	$—	$1,221

(in thousands) As of December 31, 2024	2024	2023	2022	2021	Prior	Revolving Loans Amortized Cost Basis	Revolving Loans Converted to Term	Total
Commercial Real Estate-Construction
Risk Rating
Pass	$34,891	$13,515	$34,985	$141	$20,355	$102	$—	$103,989
Special Mention	—	—	—	—	—	—	—	—
Substandard	—	—	—	—	441	—	—	441
Doubtful	—	—	—	—	—	—	—	—
Total Commercial real estate-construction	$34,891	$13,515	$34,985	$141	$20,796	$102	$—	$104,430
Commercial real estate-construction
Current period gross write offs	$—	$—	$—	$—	$—	$—	$—	$—

(in thousands) As of December 31, 2024	2024	2023	2022	2021	Prior	Revolving Loans Amortized Cost Basis	Revolving Loans Converted to Term	Total
Commercial Real Estate-Other
Risk Rating
Pass	$209,706	$444,386	$1,188,494	$833,068	$2,008,574	$67,083	$—	$4,751,311
Special Mention	—	—	—	—	22,137	—	—	22,137
Substandard	—	—	—	—	38,830	—	—	38,830
Doubtful	—	—	—	—	—	—	—	—
Total Commercial real estate-other	$209,706	$444,386	$1,188,494	$833,068	$2,069,541	$67,083	$—	$4,812,278
Commercial real estate-other
Current period gross write offs	$—	$—	$—	$—	$—	$—	$—	$—

(in thousands) As of December 31, 2023	2023	2022	2021	Prior	Revolving Loans Amortized Cost Basis	Revolving Loans Converted to Term	Total
Commercial & Industrial
Risk Rating
Pass	$140,636	$44,532	$58,208	$77,253	$205,729	$—	$526,358
Special Mention	—	238	157	7,402	668	—	8,465
Substandard	28	150	312	1,119	3	—	1,612
Doubtful	—	—	—	—	—	—	—
Total Commercial Loans	$140,664	$44,920	$58,677	$85,774	$206,400	$—	$536,435
Commercial & Industrial
Current period gross write offs	$16	$30	$18	$24	$136	$—	$224

(in thousands) As of December 31, 2023	2023	2022	2021	Prior	Revolving Loans Amortized Cost Basis	Revolving Loans Converted to Term	Total
Commercial Real Estate-Construction
Risk Rating
Pass	$9,843	$64,481	$211	$19,090	$3,221	$—	$96,846
Special Mention	—	—	—	—	—	—	—
Substandard	—	—	—	35	—	—	35
Doubtful	—	—	—	—	—	—	—
Total Commercial real estate-construction	$9,843	$64,481	$211	$19,125	$3,221	$—	$96,881
Commercial real estate-construction
Current period gross write offs	$—	$—	$—	$—	$—	$—	$—

(in thousands) As of December 31, 2023	2023	2022	2021	Prior	Revolving Loans Amortized Cost Basis	Revolving Loans Converted to Term	Total
Commercial Real Estate-Other
Risk Rating
Pass	$448,415	$1,216,425	$863,251	$2,226,816	$65,065	$—	$4,819,972
Special Mention	—	—	—	64,692	—	—	64,692
Substandard	—	—	—	53,419	—	—	53,419
Doubtful	—	—	—	—	—	—	—
Total Commercial real estate-other	$448,415	$1,216,425	$863,251	$2,344,927	$65,065	$—	$4,938,083
Commercial real estate-other
Current period gross write offs	$—	$—	$—	$5,244	$—	$—	$5,244

The Bank considers the performance of the loan portfolio and its impact on the allowance for credit losses. For residential and consumer loan classes, the Bank also evaluates credit quality based on the aging status of the loan, which was previously presented, and by payment activity. The following table presents the amortized cost in residential and consumer loans based upon year of origination for years ended December 31, 2024 and 2023.

(in thousands) As of December 31, 2024	2024	2023	2022	2021	Prior	Revolving Loans Amortized Cost Basis	Revolving Loans Converted to Term	Total
Residential real estate
Payment performance
Performing	$235,132	$97,522	$456,174	$608,721	$810,899	$69,661	$—	$2,278,109
Nonperforming	—	—	—	—	2,037	817	—	2,854
Total residential real estate	$235,132	$97,522	$456,174	$608,721	$812,936	$70,478	$—	$2,280,963
Residential real estate
Current period gross write offs	$—	$—	$—	$—	$10	$—	$—	$10

(in thousands) As of December 31, 2024	2024	2023	2022	2021	Prior	Revolving Loans Amortized Cost Basis	Revolving Loans Converted to Term	Total
Auto
Payment performance
Performing	$—	$81,178	$831,402	$497,176	$180,927	$—	$—	$1,590,683
Nonperforming	—	316	3,355	1,900	681	—	—	6,252
Total auto	$—	$81,494	$834,757	$499,076	$181,608	$—	$—	$1,596,935
Auto
Current period gross write offs	$—	$2,223	$29,978	$16,780	$6,116	$—	$—	$55,097

(in thousands) As of December 31, 2024	2024	2023	2022	2021	Prior	Revolving Loans Amortized Cost Basis	Revolving Loans Converted to Term	Total
Installment - Revolving
Payment performance
Performing	$—	$—	$—	$—	$—	$2,919	$—	$2,919
Nonperforming	—	—	—	—	—	1	—	1
Total Installment - Revolving	$—	$—	$—	$—	$—	$2,920	$—	$2,920
Installment - Revolving
Current period gross write offs	$—	$—	$—	$—	$—	$47	$—	$47

(in thousands) As of December 31, 2024	2024	2023	2022	2021	Prior	Revolving Loans Amortized Cost Basis	Revolving Loans Converted to Term	Total
Installment - Other
Payment performance
Performing	$167,162	$136,903	$71,023	$22,414	$38,429	$—	$—	$435,931
Nonperforming	—	—	—	—	—	—	—	—
Total Installment - Other	$167,162	$136,903	$71,023	$22,414	$38,429	$—	$—	$435,931
Installment - Other
Current period gross write offs	$700	$—	$—	$950	$1,521	$—	$—	$3,171

(in thousands) As of December 31, 2023	2023	2022	2021	Prior	Revolving Loans Amortized Cost Basis	Revolving Loans Converted to Term	Total
Residential real estate
Payment performance
Performing	$102,167	$478,304	$647,364	$870,247	$75,332	$19,951	$2,193,365
Nonperforming	—	77	—	2,345	961	454	3,837
Total residential real estate	$102,167	$478,381	$647,364	$872,592	$76,293	$20,405	$2,197,202
Residential real estate
Current period gross write offs	$—	$—	$—	$—	$—	$—	$—

(in thousands) As of December 31, 2023	2023	2022	2021	Prior	Revolving Loans Amortized Cost Basis	Revolving Loans Converted to Term	Total
Auto
Payment performance
Performing	$122,436	$1,282,489	$856,963	$442,504	$—	$—	$2,704,392
Nonperforming	188	5,011	3,479	1,536	—	—	10,214
Total auto	$122,624	$1,287,500	$860,442	$444,040	$—	$—	$2,714,606
Auto
Current period gross write offs	$1,054	$29,771	$22,146	$11,329	$—	$—	$64,300

(in thousands) As of December 31, 2023	2023	2022	2021	Prior	Revolving Loans Amortized Cost Basis	Revolving Loans Converted to Term	Total
Installment - Revolving
Payment performance
Performing	$—	$—	$—	$—	$3,200	$—	$3,200
Nonperforming	—	—	—	—	11	—	11
Total Installment - Revolving	$—	$—	$—	$—	$3,211	$—	$3,211
Installment - Revolving
Current period gross write offs	$—	$—	$—	$—	$28	$—	$28

(in thousands) As of December 31, 2023	2023	2022	2021	Prior	Revolving Loans Amortized Cost Basis	Revolving Loans Converted to Term	Total
Installment - Other
Payment performance
Performing	$131,226	$74,882	$31,513	$53,717	$—	$—	$291,338
Nonperforming	—	—	—	—	—	—	—
Total Installment - Other	$131,226	$74,882	$31,513	$53,717	$—	$—	$291,338
Installment - Other
Current period gross write offs	$765	$—	$1,055	$2,059	$—	$—	$3,879

Loan Purchases and Sales
The following table presents loan and lease receivables purchased and/or sold by portfolio segment, excluding loans acquired in business combinations and purchased credit-impaired loans and leases for the periods indicated:

(in thousands)	Year Ended December 31, 2024		Year Ended December 31, 2023		Year Ended December 31, 2022
	Purchases	Sales	Purchases	Sales	Purchases	Sales
Commercial & Industrial	$—	$—	$—	$—	$—	$—
Commercial Real Estate
Construction & Land Development	—	—	—	—	—	—
Other	—	—	—	—	—	—
Residential Real Estate	137,190	5,584	32,572	2,458	305,947	1,820
Auto	5,407	—	—	—	36,725	14,316
Installment
Revolving Plans	—	—	—	—	—	—
Other	134,214	—	99,528	—	49,154	—
Total	$276,811	$5,584	$132,100	$2,458	$391,826	$16,136

The Bank purchased the above loan and lease receivables at a premium of $2 million and net discounts of $945 thousand and $3.4 million for the years ended December 31, 2024, 2023 and 2022, respectively. For the purchased loan and lease receivables disclosed above, the Bank did not incur any specific allowances for credit losses during the periods indicated. For loan and lease receivables sold for the years ended December 31, 2024, 2023 and 2022, there were no loans sold as part of securitizations.
NOTE 4 – PREMISES AND EQUIPMENT, NET
The following table presents the Bank’s premises and equipment at cost and accumulated depreciation as of the following dates:

(in thousands)	December 31, 2024	December 31, 2023
Land	$52,151	$52,571
Buildings	66,082	67,319
Leasehold improvements	26,337	26,194
Furniture, Fixtures and Equipment	38,263	43,446
Total premises and equipment, at cost	182,833	189,530
Less: Accumulated depreciation	(65,471)	(67,735)
Premises and Equipment, net	$117,362	$121,795

During the years ended December 31, 2024, 2023 and 2022, depreciation expense was $9.4 million, $10.7 million, and $11.0 million, respectively, and are presented within Noninterest Expense on the Consolidated Income Statements.
NOTE 5 – LEASES
The Bank leases certain premises. The Bank has entered into various operating leases for its branches and operating facilities. These operating leases expire at dates through 2034 and generally contain renewal options for periods of five to ten years. These leases include provisions for periodic rent increases as well as payment by the lessee of certain operating expenses. The Bank includes lease extension and termination options in the lease term if, after considering relevant economic factors, it is reasonably certain the Bank will exercise the option. In addition, the Bank has elected to account for any non-lease component in its real estate leases as part of the associated lease components.
Leases are classified as operating or finance leases at lease commencement date. Lease expense for operating leases and short term leases is recognized over a straight line basis over the lease term. Right-of-use assets represent the right to use the underlying asset for the lease term and lease liabilities represent the obligation to make lease payments arising from the lease. Right of use assets and lease obligations are recognized at the lease commencement date based on the estimated present value of lease payments over the lease term.

The Bank uses its incremental borrowing rate at lease commencement to calculate the present value of lease payments when the rate implicit in the lease is not known. The Bank’s incremental borrowing rate is based on the FHLB advance rate, adjusted for the lease term and other factors.
The Bank’s leases are all operating leases and are reported separately as Right-of-use asset and Operating lease liabilities, reported on the Consolidated Balance Sheets. The total annual base rental expense included in Occupancy Expense in the Consolidated Income Statements was $15.0 million, $16.8 million, and $16.9 million for the years ended December 31, 2024, 2023 and 2022, respectively. Operating lease expense was deemed the only material component of lease costs for the years ended December 31, 2024, 2023 and 2022. Total cash payments related to operating leases were $15.0 million, $16.8 million and $16.9 million for the years ended December 31, 2024, 2023 and 2022, respectively. The weighted-average lease term in years at December 31, 2024 and 2023 was 5.3 and 5.6, respectively. The weighted-average discount rate for lease liabilities at December 31, 2024 and 2023 was 3.9% and 3.3%, respectively. At December 31, 2024, the approximate minimum future lease payments under noncancellable operating lease agreements were:

(in thousands)
2025	$13,829
2026	11,330
2027	10,451
2028	8,610
2029	4,487
Thereafter	8,448
Total undiscounted operating lease liability	57,155
Imputed Interest	1,061
Total operating lease liability	$56,094

In addition, the Bank provides customer financing of automobiles and equipment pursuant to operating lease contracts. The original acquisition cost of leased assets is reported net of accumulated depreciation within Interest Receivable and Other Assets on the Consolidated Balance Sheets. Rental income earned from operating leases is reflected in Other Noninterest Income and depreciation expense is reflected in Other Noninterest Expense on the Consolidated Income Statements.
NOTE 6 – BANK OWNED LIFE INSURANCE
The Bank has purchased life insurance policies on certain key officers and directors in connection with its supplemental executive retirement plans and other employee fringe benefit plans. Investments in bank owned life insurance policies totaled $83.7 million and $83.0 million as of December 31, 2024 and 2023, respectively. This carrying value includes both the Bank’s original premiums invested in the life insurance policies and the accumulated accretion of policy income since the inception of the policies. Income recognized on these life insurance policies is reported in the Other Noninterest Income portion of the Consolidated Income Statements. For the years ended December 31, 2024, 2023 and 2022, the Bank recognized policy income totaling $2.4 million, $9.1 million and $2.3 million, respectively, related to changes in cash surrender value of the policies and any gains resulting from the redemption of death benefits. For the year ended December 31, 2023 various large death benefits were collected which did not reoccur in 2024. The Bank intends to hold these insurance policies for the remaining lives of the insureds and it expects to recover these values from the death benefits payable by the insurance companies that issued the policies.
NOTE 7 – GOODWILL AND INTANGIBLES
At December 31, 2024 and 2023, the Bank had goodwill of $843.3 million. The goodwill is a result of the Acquisitions and the Investment Transaction discussed in Note 1, “Summary of Significant Accounting Policies”. The Bank performed a qualitative impairment test as of December 31, 2024 and determined goodwill to have no impairment.
Core deposit intangibles are amortized over their useful lives ranging from 7-10 years using the sum of years digits. The weighted average remaining amortization period for core deposit intangibles was approximately 4 years as of December 31, 2024. Trade name intangibles have an indefinite life and are not amortized. The lease intangible is amortized over the remaining term of each individual lease using the straight-line method.

Core deposit intangibles are tested for impairment on at least an annual basis. The Bank evaluated the percentage change in core deposits associated with the acquisitions discussed in Note 1, “Summary of Significant Accounting Policies” from acquisition date to December 31, 2024 versus the life to date amortization percentage of the core deposit intangible related to those core deposits. No impairment was recognized on the core deposit intangible for years ended December 31, 2024, 2023 and 2022.
As of December 31, 2024 and 2023, the trade name intangible was determined to have impairment of $1.5 million. The trade name for CRB Auto was written off due to the re-branding of the unit to Mechanics Bank Auto Finance, effective January 1, 2021. No impairment was recognized on the trade name intangible for years ended December 31, 2024 and 2023.
The following table presents a summary of other intangible assets as of the periods indicated:

(in thousands)	Gross Carrying Value	Accumulated Amortization	Accumulated Impairment	Net Carrying Value
December 31, 2024
Core deposit intangibles	$163,545	$139,540	$861	$23,144
Trade name intangibles	17,060	—	1,460	15,600
Client relationship intangible	2,798	2,798	—	—
Other intangibles	2,580	2,580	—	—
Total	$185,983	$144,918	$2,321	$38,744
December 31, 2023
Core deposit intangibles	$163,545	$126,089	$861	$36,595
Trade name intangibles	17,060	—	1,460	15,600
Client relationship intangible	2,798	2,798	—	—
Other intangibles	2,580	2,565	—	15
Total	$185,983	$131,452	$2,321	$52,210

Intangible liabilities consisted of $31 thousand and $50 thousand of lease liabilities as of December 31, 2024 and 2023, respectively. Aggregate amortization of intangible assets and liabilities was $144.9 million, $131.5 million and $114.0 million for the years ended December 31, 2024, 2023 and 2022, respectively. The following table presents estimated future amortization expenses as of December 31, 2024:

(in thousands)	2025	2026	2027	2028	Thereafter	Total
Estimated future amortization expense	$9,873	$7,104	$4,424	$1,743	$—	$23,144

NOTE 8 – FHLB STOCK
The Bank has purchased stock in the Federal Home Loan Bank of San Francisco to qualify for membership benefits and financial services. Pursuant to the FHLB Guide to the Credit Program, the FHLB also requires the Bank to purchase additional FHLB stock investments, which partially collateralize its borrowings from the FHLB. The fair value of the stock is not determinable, as the stock is restricted in terms of its marketability. The Bank owns FHLB stock with a carrying amount of $17.3 million as of December 31, 2024 and 2023. FHLB stock is classified as a restricted security and is periodically evaluated for impairment based on ultimate recovery of par value. Dividends on this stock investment are reported in Other Interest Income on the Consolidated Income Statements. For the years ended December 31, 2024, 2023 and 2022, the Bank recognized $1.5 million, $1.3 million and $1.1 million, respectively, of income from its investments in FHLB stock.
NOTE 9 – COMMUNITY REINVESTMENT ACT INVESTMENTS
The Bank invests in qualified affordable housing projects. At December 31, 2024 and 2023, the balance of the investment for qualified affordable housing projects was $14.6 million and $17.8 million, respectively. These balances are reflected in Interest Receivable and Other Assets on the Consolidated Balance Sheets. Remaining unfunded commitments related to the investments in qualified affordable housing projects totaled $1.1 million and $1.4 million as of December 31, 2024 and 2023, respectively. The Bank expects to fulfill these commitments through 2032.

During the years ended December 31, 2024, 2023 and 2022, the Bank recognized amortization expense of $3.4 million, $3.5 million and $3.8 million, respectively, which were included within Provision for Income Tax on the Consolidated Income Statements. In 2023, the Bank had two investment terminations that occurred and the Bank recognized a tax loss (and related benefit) on the terminations. The tax benefit of $1.8 million was added to the expected credits of $3.4 million for a total benefit of $5.2 million. The Bank’s outstanding portfolio of other Community Reinvestment Act (CRA) Investments as of December 31, 2024 and 2023 was $55.9 million and $59.4 million, respectively.
The majority of these CRA investments represent investments in small to mid-sized businesses throughout California. The Bank accounts for these CRA investments using the proportional amortization method of accounting and these CRA investments are reflected in Interest Receivable and Other Assets on the Consolidated Balance Sheets.
During the years ended December 31, 2024, 2023 and 2022, the Bank recognized dividend income of $2.8 million, $2.9 million and $4.9 million, respectively, which were included within Other Interest Income in the Consolidated Income Statements.
NOTE 10 – INCOME TAXES
The components of the provision for income taxes for the years ended December 31, 2024, 2023 and 2022 are as follows:

(in thousands)	Year Ended December 31, 2024	Year Ended December 31, 2023	Year Ended December 31, 2022
Federal:
Current	$(2,314)	$41,669	$57,107
Deferred	7,096	8,329	(207)
Total Federal	4,782	49,998	56,900
State:
Current	(218)	20,758	23,102
Deferred	2,801	4,605	5,550
Total State	2,583	25,363	28,652
Change in deferred taxes valuation allowance	(667)	667	—
Total tax provision	$6,698	$76,028	$85,552

The provision for income taxes for the years ended December 31, 2024, 2023, and 2022, differs from the amounts that would be computed by applying the statutory federal income tax rate of 21%. The Bank’s effective tax rate and the statutory federal income tax rate are reconciled as follows:

	Year Ended December 31, 2024	Year Ended December 31, 2023	Year Ended December 31, 2022
Federal statutory income tax rate	21.0%	21.0%	21.0%
State income taxes, net of federal tax benefit	4.2	7.4	7.5
Tax exempt income	(1.7)	(0.2)	(0.2)
Bank owned life insurance	(1.4)	(0.7)	(0.1)
LIHTC Investments	(3.4)	(0.2)	(0.2)
Nondeductible expenses	1.4	0.2	0.3
Other	(1.3)	(0.1)	—
Effective tax rate	18.8%	27.4%	28.3%

The effective tax rates differ from the federal statutory tax rate as a result of state taxes for which the Bank is liable, as well as permanent differences between amounts reported for financial statement purposes and taxable income. Temporary differences between the amounts reported in the financial statements and tax bases of assets and liabilities result in deferred taxes. The net deferred taxes are reported in Interest Receivable and Other Assets in the Consolidated Balance Sheets as of December 31, 2024 and 2023. Deferred tax assets and liabilities at December 31, 2024 and 2023 were as follows:

(in thousands)	December 31, 2024	December 31, 2023
Deferred tax assets:
Credit losses	$26,782	$39,472
Compensation and benefits	11,887	10,254
State taxes	121	4,229
Net operating loss carryforwards	2,668	—
Retirement plans	10,516	10,263
Operating lease liabilities	16,167	16,503
Other accrued expenses	2,636	1,148
Capital Loss Carryforward	—	2,514
Interest Receivable and Other	936	1,704
Unrealized loss on available-for-sale securities	24,640	78,753
Total deferred tax asset	96,353	164,840
Less: Valuation Allowance	—	667
Deferred Tax Asset	96,353	164,173
Deferred tax liabilities:
Operating lease right-of-use asset	(15,432)	(15,801)
Amortizable assets	(11,111)	(14,819)
Non marketable securities	(1,585)	(1,429)
Bank premises & equipment	(11,754)	(13,131)
Deferred loan costs	(3,710)	(4,680)
Other	(1,115)	(871)
Total deferred tax liability	(44,707)	(50,731)
Net deferred tax asset/(liability)	$51,646	$113,442

The Bank recorded no material unrecognized tax benefits for the years ended December 31, 2024, 2023 and 2022.
Management assesses the available positive and negative evidence to estimate whether sufficient taxable income of the appropriate nature will be generated to permit use of the existing deferred tax assets.
The Bank has federal and state net operating loss carryforwards of $12.6 million and $0.3 million, respectively, as of December 31, 2024. The state net operating losses will expire at various dates from 2040 to 2045. The federal operating losses do not have an expiration date. We believe that it is more likely than not, that the benefit of the net operating loss carryforwards will be realized in the carryforward period.
The Bank recorded a valuation allowance as of December 31, 2023 against certain capital loss carryforwards. The capital losses were fully utilized against capital gains and the full valuation allowance was released in the year ended December 31, 2024 accordingly.
The Bank and its subsidiaries are subject to U.S. federal income tax as well as income tax in various state jurisdictions. The Bank’s federal income tax returns are open and subject to examination from the 2021 tax return year and forward. The years open to examination by state and local government authorities varies by jurisdiction.
NOTE 11 – RETIREMENT BENEFIT AND PROFIT SHARING PLANS
The Bank’s qualified retirement plan (Retirement Plan) is a noncontributory defined benefit retirement plan, which generally provides for the payment of a monthly pension to employee participants upon their reaching normal retirement at age 65. The Retirement Plan also allows for the payment of joint and survivor pension benefits and early retirement benefits at substantially reduced amounts. The pension benefit of the Retirement Plan vests after five years of accredited employee service. The pension benefit amount is determined according to a percentage formula, which considers an employee’s total number of years of accredited service at the time of their eventual retirement, and also the average annual compensation paid to the employee during a five-year period, as defined in the plan. This Retirement Plan has been established under a qualified pension trust. The Bank uses a December 31 measurement date.
The Bank has also implemented non-qualified defined benefit retirement plans (Supplemental Plans) that supplements the benefits provided under the qualified Retirement Plan. The Supplemental Plans provide additional retirement and death benefits to a discrete group of key executive employees and their designated beneficiaries. The Supplemental Plans are an unfunded obligation of the Bank.
At the end of 2008, participation and benefits in both the Retirement Plan and the Supplemental Plans were frozen. All current and certain former employees who were participants in the Retirement Plan, who had at least one year of accredited service, and who had not yet vested in their benefits from the plan, became 100% vested at the end of 2008. All current participants of the Supplemental Plans employed by the Bank at the end of 2008, who had at least one year of accredited service, and who had not yet vested in their benefits, also became 100% vested at the end of 2008.
Mechanics Bank terminated the Retirement Plan effective March 31, 2024. Mechanics Bank evaluated alternatives to settle the outstanding obligations of the pension plan, and final settlements occurred during fiscal year 2024. Participants were offered lump sum payments, annuities purchased on their behalf or a rollover to a qualified deferred retirement plan.
The following table reflects the funded status, net periodic benefit cost and other information about the Retirement Plan and the Supplemental Plans as of and for the years ended December 31, 2024, 2023 and 2022:

	Retirement Plan			Supplemental Plans
(in thousands)	Year Ended December 31, 2024	Year Ended December 31, 2023	Year Ended December 31, 2022	Year Ended December 31, 2024	Year Ended December 31, 2023	Year Ended December 31, 2022
Change in benefit obligation
Projected benefit obligation (PBO) at beginning of year	$52,958	$52,089	$72,406	$16,771	$19,939	$24,860
Service cost	—	—	—	—	—	—
Interest cost	2,738	2,822	2,051	840	900	591
Plan Settlements	(49,629)	—	—	—	—	—
Benefits paid	(3,863)	(3,383)	(3,324)	(2,363)	(4,809)	(2,443)
Actuarial (gain)/ loss	(2,204)	1,430	(19,044)	(337)	742	(3,070)
Projected benefit obligation (PBO) at end of year	$—	$52,958	$52,089	$14,911	$16,772	$19,938
Change in plan assets
Fair value of plan assets at beginning of year	$59,001	$56,191	$68,808	$—	$—	$—
Actual return on plan assets	1,492	6,193	(9,292)	—	—	—
Employer contribution	—	—	—	2,363	4,809	2,443
Plan Settlements	(49,629)	—	—	—	—	—
Benefits paid	(3,863)	(3,383)	(3,325)	(2,363)	(4,809)	(2,443)
Expenses paid	—	—	—	—	—	—
Fair value of plan assets at end of year	$7,001	$59,001	$56,191	$—	$—	$—
Funded status at end of year	$7,001	$6,043	$4,103	$(14,911)	$(16,772)	$(19,938)
Amounts recognized in consolidated balance sheets
Other liabilities	7,001	6,043	4,103	(14,911)	(16,772)	(19,938)
Total amounts recognized	$7,001	$6,043	$4,103	$(14,911)	$(16,772)	$(19,938)

	Retirement Plan			Supplemental Plans
(in thousands)	Year Ended December 31, 2024	Year Ended December 31, 2023	Year Ended December 31, 2022	Year Ended December 31, 2024	Year Ended December 31, 2023	Year Ended December 31, 2022
Amounts recognized in accumulated other comprehensive loss (income)
Net accumulated loss (gain)	$—	$(6,494)	$(5,001)	$(2,028)	$(1,691)	$(1,270)
Total amounts recognized	$—	$(6,494)	$(5,001)	$(2,028)	$(1,691)	$(1,270)
Accumulated benefit obligation (ABO) at end of year	$—	$52,958	$52,089	$14,911	$16,772	$19,938
Net Periodic Benefit Cost
Service cost	$—	$—	$—	$—	$—	$—
Interest cost	2,738	2,822	2,051	840	900	592
Expected return on plan assets	(2,404)	(3,270)	(4,028)	—	—	—
Amortization of net gain	(46)	—	—	—	—	—
Settlement gain	(2,740)	—	—	—	—	—
Total net periodic benefit cost	$(2,452)	$(448)	$(1,977)	$840	$900	$592
Other changes in plan assets and benefit obligations recognized in other comprehensive (loss)/ income
Net loss	$(1,292)	$(1,493)	$(5,723)	$(337)	$(421)	$(3,070)
Amortization of net gain	46	—	—	—	—	—
Total recognized in other comprehensive loss (income)	$(1,246)	$(1,493)	$(5,723)	$(337)	$(421)	$(3,070)
Assumptions used in determining net periodic benefit costs
Beginning of period assumptions for net periodic benefit cost
Discount rate	5.60%	5.60%	2.90%	5.41%	4.78% - 5.60%	2.38% - 2.90%
Expected return on plan assets	6.00%	6.00%	6.00%	N/A	N/A	N/A
Year end assumptions for reconciliation of funded status
Discount rate	5.35%	5.35%	5.60%	4.68%	4.68%	4.78% - 5.60%
Expected return on plan assets	4.20%	6.00%	6.00%	N/A	N/A	N/A

As of December 31, 2024, the estimated net loss that will be amortized from Accumulated Other Comprehensive Income or (Loss) on the Consolidated Balance Sheets into net periodic benefit cost during the next fiscal year was estimated to be $0 for the Retirement Plan and $699 thousand for the Supplemental Plans. As of December 31, 2024, there was no deferred prior service cost to be amortized into net periodic benefit cost for either the Retirement Plan or the Supplemental Plans.
The Bank contributed $2.4 million, $4.8 million and $2.4 million to the Supplemental Executive Retirement Plan during the years ended December 31, 2024, 2023 and 2022, respectively, to cover the benefit payments due in those years. Currently, the Bank estimates the contribution amount for 2025 to cover expected annuity payments will be $2.0 million.
Net periodic benefit cost for the years ended December 31, 2024, 2023 and 2022 was based on the Pri-2012 separate employee and retiree tables with contingent survivor adjustments for exiting survivors and white collar adjustments with projected future improvements using a modified version of scale MP-2021.
Financial disclosures as of December 31, 2024, December 31, 2023 and December 31, 2022 are based on the Pri-2012 separate employee and retiree tables with contingent survivor adjustments for exiting survivors and white collar adjustments with projected future improvements using a modified version of scale MP-2021.

The assets of the Retirement Plan are carried in a separate qualified pension trust which is not recorded in the Consolidated Balance Sheets of the Bank.
The Bank’s current funding policy is to contribute annually to the qualified Retirement Plan, no less than the minimum funding requirements prescribed by ERISA. The Bank was not required to contribute to the Retirement Plan in 2024, 2023 or 2022.
The long-term expected rate of return on Retirement Plan assets is estimated based on the expected future returns and historic returns that the Retirement Plan trust assets earned in the last twenty years.
The following table summarizes the composition of the Retirement Plan trust assets as of December 31, 2024 and 2023:

	December 31, 2024	December 31, 2023
Plan assets
Debt securities	—%	97%
Money market instruments and other	100	3
Total	100%	100%

The investment policy of the Retirement Plan is to continuously allocate plan assets in a prudent, diversified and flexible manner among various asset classes to achieve an acceptable long-term total rate of return in line with broader financial market experience while taking into consideration return opportunities and potential risks presented by the overall economy and financial markets.
The Retirement Plan assets reflected in the tables below are the fair values of the plan assets as of the respective reporting dates shown at December 31, 2024 and 2023. Fair value is generally the exchange price that would be received for an asset in the principal or most advantageous market for the asset in an orderly transaction between market participants on the measurement date. The fair value of all equity securities has been determined based upon quoted market prices at the close of market trading on nationally recognized securities exchanges (Level 1) on the report date. The fair value of all debt securities has been determined at the close of market trading on the report date, utilizing matrix pricing, which is a mathematical technique widely used in the financial industry to value debt securities without relying exclusively on quoted prices for specific securities (Level 2). The fair value of money market instruments and other assets was the cash value for the financial instruments or other accounts as of the close of the market on the report date (Level 1). The Retirement Plan did not hold any assets on the respective report dates that were not traded in established markets, requiring alternative fair value determinations utilizing significant unobservable inputs (Level 3).
The fair value of the Retirement Plan assets at December 31, 2024 and 2023, by asset category, were as follows:

(in thousands)	Fair Value Measurements Using
December 31, 2024	Level 1	Level 2	Level 3	Total
Plan Assets
Debt securities
U.S. Government Agencies	$—	$—	$—	$—
Fixed Income Corporate Bonds	—	—	—	—
Fixed Income Mutual Funds	—	—	—	—
Money Market Mutual Funds	6,973	—	—	6,973
Other	28	—	—	28
Total fair value of plan assets	$7,001	$—	$—	$7,001

	Fair Value Measurements Using
(in thousands) December 31, 2023	Level 1	Level 2	Level 3	Total
Plan Assets
Debt securities
U.S. Government Agencies	$—	$24,485	$—	$24,485
Fixed Income Corporate Bonds	—	15,614	—	15,614
Fixed Income Mutual Funds	—	17,100	—	17,100
Money Market Mutual Funds	1,351	—	—	1,351
Other	451	—	—	451
Total fair value of plan assets	$1,802	$57,199	$—	$59,001

The following pension benefits and reserves for death benefits are expected to be paid in future years based upon the benefits and life insurance commitments of the two plans as of December 31, 2024 and based on expected employment turnover and actuarially determined life expectancies of participants and beneficiaries:

(in thousands) Years	Retirement Plan	Supplemental Plans	Total
2025	$—	$2,016	$2,016
2026	—	1,879	1,879
2027	—	1,835	1,835
2028	—	1,755	1,755
2029	—	1,606	1,606
2030-2034	—	6,561	6,561

The Bank also sponsors a profit sharing plan covering substantially all of its employees (Profit Sharing Plan). The Profit Sharing Plan is a qualified defined contribution plan that contains a cash or deferred arrangement (CODA) authorized under section 401(k) of the Internal Revenue Code. The Bank may make profit sharing contributions to this plan at the discretion of the Board of Directors of the Bank. The Board may terminate the plan at any time. The employee participants also have the option of contributing directly to their individual participant accounts a percentage of their pre-tax wage compensation through salary deductions. In addition to its profit sharing contributions (if any), the Bank also provides a company match of individual employee contributions. For both 2024 and 2023, the company match was up to 3.5% of individual employee participant pay. Expense related to the 401(k) employer matching contribution was $3.9 million and $4.5 million for the years ended December 31, 2024 and 2023, respectively.
NOTE 12 – DERIVATIVE INSTRUMENTS
The Bank enters into interest rate swaps with loan customers. The specific terms of the interest rate swap agreements are tied to the terms of the underlying loan agreements. To avoid increasing internal interest rate risk as a result of these business activities, the Bank enters into offsetting swap agreements with Rabo’s parent and a subsidiary of Rabo’s parent, which also provided various interest rate swap services to the Bank. The notional amount of interest rate swaps with loan customers and offsetting swap agreements as of December 31, 2024 and 2023 were $759.4 million and $863.5 million, respectively. The net income on customer swaps for the years ended December 31, 2024, 2023 and 2022 were $70, $48 and $58 thousand, respectively, which are reported in Noninterest Income on the Consolidated Income Statements. The Bank’s customer related interest rate swaps provide an economic hedge but do not qualify for hedge accounting treatment. Fair value of interest rate swap contracts is reported within Interest Receivable and Other Assets and Interest Payable and Other Liabilities on the balance sheet. As of December 31, 2024 and 2023, the fair value of interest rate swap contracts within Interest Receivable and Other Assets were $12.8 million and $18.1 million and Interest Payable and Other Liabilities were $11.1 million and $15.2 million, respectively. The applicable Rabo counterparties deposited $12.8 million in cash collateral with the Bank to secure underlying derivative contracts as of December 31, 2024. Beginning in mid-2023, B&F Capital Markets, LLC (a Stifel Company) has provided the interest rate swap services to the Bank.
As a part of its mortgage origination process, the Bank enters into contracts that qualify as derivatives, including forward sale commitments and interest rate lock commitments. It is the Bank’s practice to enter into forward commitments for the future delivery of residential mortgage loans when interest rate lock commitments are entered into in order to economically hedge the effect of changes in the interest rates resulting from its commitments to fund the loans. These mortgage banking derivatives are not designated in hedge relationships. The notional amount of mortgage commitments and fair value included in the Consolidated Balance Sheets at December 31, 2024 and 2023 can be seen in the following table:

	As of December 31, 2024
(in thousands)	Notional Amount	Fair Value
Included in Interest Receivable and Other assets:
Interest Rate Lock Commitments	$—	$—
Forward Sale Commitments	$—	$—
Included in Interest Payable and Other liabilities:
Interest Rate Lock Commitments	$430	$7
Forward Sale Commitments	$430	$—

As of December 31, 2023
(in thousands)	Notional Amount	Fair Value
Included in Interest Receivable and Other assets:
Interest Rate Lock Commitments	$—	$—
Forward Sale Commitments	$—	$—
Included in Interest Payable and Other liabilities:
Interest Rate Lock Commitments	$—	$—
Forward Sale Commitments	$448	$8

NOTE 13 – RELATED PARTY TRANSACTIONS
The Bank, in the ordinary course of business, has loan and deposit transactions with directors, executives and shareholders. At December 31, 2024 and 2023, respectively, there were approximately $25 and $117 thousand, in loans outstanding to directors, executives and their related interests. At December 31, 2024 and 2023, respectively, there were no unfunded commitments to directors, executives and their related interests. At December 31, 2024 and 2023, respectively, there were approximately $3.4 million and $2.1 million in deposit balances from directors and executives.
The Bank is a party to the Bank Services Agreement with GJF Financial Management II, LLC (GJF Management), an affiliate of Gerald J. Ford, a current director of the Bank. GJF Management serves as the management company to the Investor and Ford Financial Fund III, L.P., which collectively own 81% of our common stock as of December 31, 2024. The Bank is the sole portfolio company of the Investor and Ford Financial Fund III, L.P. Further, Mr. Webb, Chairman of the Board of the Bank, is employed by GJF Management, and Mr. Russell, a director and former interim Chief Executive Officer of the Bank, is employed by an affiliate of Mr. Ford. Additionally, Mr. Johnson, the Bank’s current President and Chief Executive Officer, is employed by GJF Management. Pursuant to the Bank Services Agreement, GJF Management and individuals at GJF Management provide certain services to the Bank, including, among others, accounting, tax, investment management, legal, regulatory, strategic planning, capital management, budgeting and other oversight. The services and value of services, inclusive of administrative costs, are evaluated annually to ensure compliance with applicable regulations. These services were provided to the Bank at a cost of $10.0 million for the years ended December 31, 2024, 2023 and 2022. Either party may terminate this agreement upon thirty days’ prior notice to the other. We also agreed to indemnify and hold harmless GJF Management for its performance or provision of these services, except for gross negligence and willful misconduct.
NOTE 14 – COMMITMENTS
The Bank makes commitments to extend credit in the normal course of business to meet the financial needs of its customers. Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amount does not necessarily represent future cash requirements.
The Bank’s exposure to credit loss is the contract amount of the commitment in the event of nonperformance by the borrower. The Bank uses the same credit policies in making commitments as it does for on-balance-sheet instruments and evaluates each customer’s creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank, is based on management’s credit evaluation of the borrower. Collateral held varies but may include accounts receivable, inventory, property, plant and equipment, and real property.
The Bank also issues standby letters of credit, which are unconditional commitments to guarantee the performance of a customer to a third party. These guarantees are primarily issued to support construction, bonds, private borrowing arrangements, and similar transactions. Most of these guarantees are one to three year commitments and are not expected to be drawn on. The credit risk involved in issuing standby letters of credit is essentially the same as that involved in extending loan facilities to customers. The Bank holds collateral as deemed necessary, as described above.

The contract amounts of commitments not reflected on the Consolidated Balance Sheets at December 31, 2024 and 2023 were as follows:

(in thousands)	December 31, 2024			December 31, 2023
	Fixed rate	Variable rate	Total	Fixed rate	Variable rate	Total
Loan commitments	$648,699	$485,001	$1,133,700	$723,451	$337,804	$1,061,255
Standby letters of credit	$19,227	$—	$19,227	$26,448	$—	$26,448

NOTE 15 – CONTINGENCIES
The Bank is occasionally named as a defendant in or threatened with claims and legal actions arising in the ordinary course of business. The outcomes of claims and legal actions brought against the Bank are subject to many uncertainties. The Bank establishes accruals for such matters when a loss is probable and the amount of the loss can be reasonably estimated. For claims and legal actions where it is not reasonably possible that a loss may be incurred, or where the Bank is not currently able to estimate the reasonably possible loss or range of loss, the Bank does not establish an accrual. As of December 31, 2024 and 2023, respectively, the Bank recorded an accrued contingent liability of $3.1 million and $425 thousand.
NOTE 16 – SIGNIFICANT CONCENTRATION
The Bank grants commercial & industrial, commercial real estate, residential real estate and consumer loans to customers principally in the state of California. Substantial portions of the Bank’s loans are real estate and automobile related. The Bank’s automobile customers are spread throughout the United States.
NOTE 17 – DEPOSITS
The aggregate amount of time certificates of deposits that meet or exceed the FDIC Insurance limit of $250,000 as of December 31, 2024 and 2023 were $407.7 million and $404.4 million, respectively. At December 31, 2024, the scheduled maturities of time certificates of deposit were as follows:

(in thousands)
2025	$912,120
2026	42,306
2027	6,902
2028	3,323
2029	3,527
Thereafter	1,701
$969,879

The Bank accepts public deposits from various state, city and municipal agencies. Public deposits totaling $1.2 billion and $1.0 billion are included in demand deposits, interest bearing transaction accounts, savings accounts and time certificates of deposit as presented in the Consolidated Balance Sheets at December 31, 2024 and 2023, respectively. As required by law, the Bank pledges marketable securities as collateral for its public deposits in quantities of not less than 110% of the Bank’s deposit obligations for these public funds. The Bank had $1.4 billion and $1.1 billion pledged as collateral as of December 31, 2024 and 2023, respectively.
The Bank accepts deposits from its Investment Management and Trust Department for the benefit of certain trust customers. In accordance with state trust regulations, the Bank is required to secure any trust deposits that are in excess of the $250,000 FDIC insurance limits by pledging marketable securities equal to those excess deposit balances. As of December 31, 2024 and 2023, the Bank held trust deposits of $820 thousand and $1.5 million, respectively, that were in excess of $250,000 and which required securities collateralization.
NOTE 18 – BORROWINGS ARRANGEMENTS
Federal Home Loan Bank (FHLB) Advances
The Bank did not have any FHLB Advances as of December 31, 2024 and 2023.

As of December 31, 2024 and 2023, the Bank’s investment in capital stock of the FHLB of San Francisco totaled $17.3 million. The Bank had $6.5 billion of loans pledged to the FHLB, which permits up to $3.8 billion of additional borrowing capacity as of December 31, 2024.
Subordinated Debentures
The Bank had no subordinated debentures outstanding as of December 31, 2024. As of December 31, 2023, the Bank had $25.0 million of subordinated debentures (net of unamortized discount) outstanding, respectively, at a fixed coupon rate of 5.25% with an investment grade rating, resulting in $862 thousand of interest expense for the year ended December 31, 2024, and $1.4 million for the years ended December 31, 2023 and 2022.
The subordinated debentures at December 31, 2024 and 2023 consisted of the following:

(in thousands)	December 31, 2024		December 31, 2023
	Principal Owed	Discount	Principal Owed	Discount
Subordinated Debentures	$—	$—	$25,000	$35

Federal Reserve Bank Discount Window and Bank Term Funding Program (BTFP)
As of December 31, 2024 and 2023, the Bank had no outstanding Discount Window borrowings and $0 and $750.0 million in outstanding BTFP borrowings, respectively.
The Bank has pledged $1.9 billion of Consumer loans through the Borrower-In-Custody Program and $1.1 billion of investment securities to the Federal Reserve Bank Discount Window, which permits $2.6 billion of additional borrowing capacity as of December 31, 2024.
Brokered and Other Wholesale Funding
The Bank had no other outstanding debt as of December 31, 2024 and 2023.
The Bank had $5.9 billion of available borrowing capacity under borrowing lines established with other financial institutions as of December 31, 2024.
NOTE 19 – SHAREHOLDERS EQUITY AND DIVIDEND LIMITATIONS
During August 2019, the Bank issued 33,294 shares of its voting common stock and 3,376 of its nonvoting common stock. The Bank issued 30,313 shares of its voting common stock in an underwritten rights offering for gross proceeds of approximately $1.2 billion, net of offering costs of $6.9 million. In addition, as part of the consideration due for the acquisition of RNA, the Bank issued 2,981 shares of its voting and 3,376 shares of its nonvoting common stock to Rabo. The only consideration the Bank received for the issuance of the 6,357 shares was the acquisition of RNA, not cash.
The Federal Deposit Insurance Corporation and the State of California Department of Financial Protection and Innovation regulate the Bank. California banking laws limit each cash dividend to the lesser of retained earnings or net income for the last three years, net of any distributions made to shareholders during such period. At December 31, 2024, retained earnings was $240 million, net income for the last three years was $447 million, and distributions made to shareholders during the last three years was $436 million, leaving a dividend distribution limit of $11 million.
NOTE 20 – REGULATORY MATTERS
The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory - and possibly additional discretionary - actions by regulators that, if undertaken, could have a direct material effect on the Bank’s consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank’s assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The net unrealized gain or loss on available for sale securities is excluded from regulatory capital. The Bank’s capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors. Failure to meet capital requirements can initiate regulatory action. Management believes as of December 31, 2024 and 2023, the Bank met all capital adequacy requirements to which it was then subject. Prompt corrective action regulations provide five classifications: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized, although these terms are not used to represent overall financial condition.
If only adequately capitalized, regulatory approval is required to accept brokered deposits. If under-capitalized, capital distributions are limited, as is asset growth and expansion, and capital restoration plans are required. At December 31, 2024, the most recent notifications from the Federal Deposit Insurance Corporation categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that management believes have changed the Bank’s category.
The following table presents the regulatory capital amounts and ratios (inclusive of capital 2.5% conservation buffer) for the Bank as of the dates indicated:

(in thousands)	Amount		Minimum Capital Requirements		Minimum Required to Be Well Capitalized Under Prompt Corrective Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2024
Total risk-based capital ratio	$1,601,953	17.14%	$981,446	10.5%	$934,711	10.0%
Tier 1 risk-based capital ratio	1,509,029	16.14%	794,504	8.5%	747,769	8.0%
Common equity tier 1 capital ratio	1,509,029	16.14%	654,297	7.0%	607,562	6.5%
Tier 1 leverage ratio	1,509,029	9.66%	659,887	4.0%	824,859	5.0%

As of December 31, 2023
Total risk-based capital ratio	$1,721,284	16.17%	$1,117,432	10.5%	$1,064,221	10.0%
Tier 1 risk-based capital ratio	1,578,208	14.83%	904,588	8.5%	851,377	8.0%
Common equity tier 1 capital ratio	1,578,208	14.83%	744,955	7.0%	691,744	6.5%
Tier 1 leverage ratio	1,578,208	9.32%	712,766	4.0%	890,958	5.0%

NOTE 21 – FAIR VALUE
Fair value is the exchange price that would be received for an asset or paid to transfer a liability (exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. There are three levels of inputs that may be used to measure fair values:
Level 1	Quoted prices (unadjusted) for identical assets or liabilities in active markets that the reporting entity has the ability to access at the measurement date.
Level 2
Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3	Significant unobservable inputs that reflect a reporting entity’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.
The Bank used the following methods and significant assumptions to estimate fair value in accordance with ASC 820-10.
Assets and Liabilities Measured on a Recurring Basis
Debt Securities Available-for-Sale: The fair values of U.S. treasury securities and equity securities are generally determined by quoted market prices in active markets, if available (Level 1). If quoted market prices are not available, the Bank employs an independent pricing service that utilizes matrix pricing to calculate fair value. Such fair value measurements consider observable data such as dealer quotes, market spreads, cash flows, yield curves, live trading levels, trade execution data, market consensus prepayment speeds, credit information, and respective terms and conditions for debt instruments. The Bank employs procedures to monitor the pricing service’s assumptions and establishes processes to challenge the pricing service’s valuations that appear unusual or unexpected. Level 2 securities include U.S. government agency securities, mortgage backed securities - residential and commercial – collateralized loan obligations - and corporate bonds. When a market is illiquid or there is a lack of transparency around the inputs to valuation, the securities are classified as Level 3 and reliance is placed upon internally developed models, and management judgment and evaluation for valuation. The Bank had no securities available-for-sale classified as Level 3 at December 31, 2024 and 2023.
Derivative Instruments: Derivatives instruments include interest rate swaps and forward loan sales. Valuation for the swaps is calculated using key valuation inputs, including the SOFR swap curve, volatility curve, reset rates and updates to swap notional amounts. These instruments are classified as Level 2 in the fair value hierarchy. Valuation for the forward loan sales is the difference between the market value at the end of the month and the contract price. The fair value is based on the market value as indicated by Fannie Mae (the Bank’s purchaser) as of month end resulting in a Level 2 recurring basis classification.
The following table presents the Bank’s Financial Assets and Liabilities measured at fair value on a recurring basis as of the dates indicated:

		Fair Value Measurements Using
(in thousands)	December 31, 2024	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Debt securities available-for-sale:
Obligations of states and political subdivisions	$91,299	$—	$91,299	$—
Mortgage backed securities - residential	2,643,688	—	2,643,688	—
Mortgage backed securities - commercial	240,863	—	240,863	—
Collateralized loan obligations	50,000	—	50,000	—
Corporate bonds	39,401	—	39,401	—
Total debt securities available-for-sale	$3,065,251	$—	$3,065,251	$—
Equity securities	$15,355	$—	$15,355	$—
Derivative assets	$12,835	$—	$12,835	$—
Derivative liabilities	$11,056	$—	$11,056	$—

		Fair Value Measurements Using
(in thousands)	December 31, 2023	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Debt securities available-for-sale:
U.S. government agency securities	$98,221	$—	$98,221	$—
Obligations of states and political subdivisions	98,284	—	98,284	—
Mortgage backed securities - residential	1,534,450	—	1,534,450	—
Mortgage backed securities - commercial	569,808	—	569,808	—
Collateralized loan obligations	—	—	—	—
Corporate bonds	42,410	—	42,410	—
Total debt securities available-for-sale	$2,343,173	$—	$2,343,173	$—
Equity securities	$15,104	$—	$15,104	$—
Derivative assets	$18,081	$—	$18,081	$—
Derivative liabilities	$15,235	$—	$15,235	$—

As of December 31, 2024 and 2023, there were no assets measured at fair value on a recurring basis using significant observable inputs (Level 3).
Assets and Liabilities Measured on a Non-Recurring Basis
Collateral Dependent Loan and Lease Receivables: The fair value of collateral dependent loan and lease receivables with specific allocations of the allowance for credit losses based on collateral values is generally based on recent real estate appraisals. These appraisals may utilize a single valuation approach or a combination of approaches including comparable sales and the income approach. Adjustments are routinely made in the appraisal process by the appraisers to adjust for differences between the comparable sales and income data available. Such adjustments are typically significant and result in a Level 3 classification of the inputs for determining fair value. Loss exposure for collateral dependent loans is typically determined by the “practical expedient” which allows these loans to be assessed using the Fair Value of Collateral method, which compares the net realizable value of the collateral (fair value less costs of sale) to the amortized cost basis of the loan (the “carrying value”). The fair value of real estate collateral is based on appraisals, evaluations or internal values.
Other real estate owned: Non-recurring adjustments to certain commercial and residential real estate properties classified as other real estate owned are measured at the lower of the carrying amount or fair value, less costs to sell. Fair values are generally based on third party appraisals of the property or internal evaluations based on comparable sales, resulting in a Level 3 classification. Appraisals for both collateral-dependent impaired loans and real estate owned are performed by certified general appraisers (for commercial properties) or certified residential appraisers (for residential properties) whose qualifications and licenses have been reviewed and verified by the Bank. Once received, a member of the Appraisal Department reviews the assumptions and approaches utilized in the appraisal as well as the overall resulting fair value in comparison with independent data sources such as recent market data or industry-wide statistics. These appraisals may utilize a single valuation approach or a combination of approaches including comparable sales and the income approach. In cases where the carrying amount exceeds the fair value, less cost to sell, an impairment loss is recognized. Management also considers inputs regarding market trends or other relevant factors and selling and commission costs.
As of the years ended December 31, 2024 and 2023, the fair value of other real estate owned as presented in the Consolidated Balance Sheets was $15.6 million and $17.0 million, respectively. Other real estate owned assets fall under a level 3 fair value measurement methodology.
For the years ended December 31, 2024 and 2023, there were no collateral dependent loans with specific allowance allocations of the allowance for credit losses, which are measured for impairment using the fair value of the collateral for collateral dependent loans.
The following is a summary of the estimated fair value and carrying value of the Bank’s financial instruments as of December 31, 2024 and 2023 and the methods and assumptions used to evaluate them:

	December 31, 2024		December 31, 2023
(in thousands)	Estimated Fair Value	Carrying Value	Estimated Fair Value	Carrying Value
Assets:
Cash and cash equivalents	$999,711	$999,711	$1,457,569	$1,457,569
Securities available-for-sale	3,065,251	3,065,251	2,343,173	2,343,173
Securities held-to-maturity	1,196,000	1,440,494	1,309,249	1,542,116
Loans held for sale	543	543	440	440
Loan and lease receivables, net	8,817,007	9,554,939	9,952,734	10,643,978
Accrued interest receivable	49,951	49,951	48,138	48,138
Equity securities	15,355	15,355	15,104	15,104
Derivative asset	12,835	12,835	18,081	18,081
Liabilities:
Deposits:
Noninterest-bearing demand deposits	(5,616,116)	(5,616,116)	(6,187,869)	(6,187,869)
Interest-bearing transaction accounts	(6,138,909)	(6,138,909)	(5,720,505)	(5,720,505)
Savings and time deposits	(2,177,003)	(2,186,779)	(2,376,368)	(2,389,768)
Subordinated debentures	—	—	(24,550)	(24,965)
Bank term funding program	—	—	(750,000)	(750,000)
Derivative liabilities	(11,056)	(11,056)	(15,235)	(15,235)
Accrued interest payable on deposits	(5,970)	(5,970)	(6,248)	(6,248)

Cash and cash equivalents: For these short-term instruments, the carrying value is a reasonable approximation of fair value. Level 1 inputs were utilized to determine fair value of cash and cash equivalents.

Securities: Fair value of securities is determined by reference to quoted market prices, if available. Fair value of securities was determined pursuant to the fair value measurements hierarchy, utilizing either Level 1, 2 or 3 valuation inputs. Level 1 and Level 2 inputs were utilized to determine fair value of all security investments disclosed previously.
Loans held for sale: The carrying amount for loans held for sale reflects the lower of cost of market, including deferred loan fees and costs. The fair value of the loans held for sale was derived from quoted market prices of loans with similar terms or actual prices at which loans were committed for sale. Level 2 inputs were utilized to determine fair value of loans held for sale. For 1-4 Family SFR loans held for sale, carrying value approximates fair value. This population of loans is typically sold within 30 days of origination and is immaterial in nature.
Loan and lease receivables, net: In accordance with ASU 2016-01, the fair value of loan and lease receivables presented utilizes the exit price notion (that is, not a forced liquidation or distressed sale). The calculation of fair value for loans and leases incorporates the following elements: contractual cash flows, prepayment cash flows, discount spreads and credit loss valuation estimates. Contractual cash flow is a stream of principal and interest payments and future repricings that are agreed upon by a party and counterparty at the time of an instrument’s origination. Prepayment cash flow is any principal payment not considered a contractual cash flow payment (e.g. curtailment or payoff). Discount spreads are offsets from a market benchmark yield curve that are used when calculating the fair market value of a financial instrument. The Bank’s allowance for credit losses is a reasonable estimate of the valuation allowance needed to adjust computed fair values for credit quality of certain loans in the portfolio. Level 3 inputs were utilized to determine fair value of loan and lease receivables, net.
Derivative instruments: Valuation for the swaps is calculated using key valuation inputs, including the SOFR swap curve, volatility curve, reset rates and updates to swap notional amounts. These instruments are classified as Level 2 in the fair value hierarchy.
Deposits: The fair value of fixed rate certificates of deposit have been estimated by discounting all future cash flows of certificates using the current rate at which similar certificates are being offered to depositors for the same average life of the portfolio. All other deposits are either noninterest-bearing or are tied to competitive money market deposit rates and are assumed to be due or able to be repriced on demand. For these deposits, the carrying amount is a reasonable estimate of fair value. Level 1 inputs for deposits were $13.0 billion and $13.3 billion as of December 31, 2024 and 2023 respectively. There were no Level 2 inputs for deposits as of December 31, 2024 and 2023. Level 3 inputs for deposits were $970.1 million and $999.0 million as of December 31, 2024 and 2023, respectively.
Accrued interest receivable: The carrying value is a reasonable approximation of fair value. Level 1 inputs for accrued interest receivable were $0 as of December 31, 2024 and 2023. Level 2 inputs for accrued interest receivable were $16.3 million and $9.6 million as of December 31, 2024 and 2023, respectively. Level 3 inputs for accrued interest receivable were $33.6 million and $38.6 million as of December 31, 2024 and 2023, respectively.
Subordinated debentures: The fair value of subordinated debentures is estimated using discounted cash flow analysis based on the current borrowing rates for similar types of borrowing arrangements. The carrying value is a reasonable approximation of fair value. Level 3 inputs were utilized to determine fair value of subordinated debentures.
Accrued interest payable: The carrying value is a reasonable approximation of fair value. Level 1 inputs for accrued interest payable were $499 and $958 thousand as of December 31, 2024 and 2023, respectively. Level 2 inputs for accrued interest payable were $0 as of December 31, 2024 and 2023. Level 3 inputs for accrued interest payable were $5.5 million and $5.3 million as of December 31, 2024 and 2023, respectively.
Commitments to extend credit and standby and trade letters of credit: The fair value of these commitments is not a significant amount and is not disclosed.
NOTE 22 – REVENUE FROM CONTRACTS WITH CUSTOMERS
All of the Bank’s revenue from contracts with customers in the scope of ASC 606 is recognized within Noninterest Income. A description of the Bank’s revenue streams accounted for under ASC 606 are as follows:
Service Charges on Deposit Accounts and Other Deposit Service Fees: The Bank earns fees from its deposit customers for transaction-based, account maintenance, and overdraft services. Transaction-based fees are recognized at the time the transaction is executed as that is the point in time the Bank fulfills the customer’s request. Account maintenance fees, which relate primarily to monthly maintenance, are earned over the course of a month, representing the period over which the Bank satisfies the performance obligation. Overdraft fees are recognized at the point in time that the overdraft occurs. Service charges on deposits are withdrawn from the customer’s account balance. Other deposit service fees are recognized at the point in time that the transaction occurs or the services provided.
Merchant Processing Services, ATM processing and Debit Card Fees: ATM processing fees are recognized at the point in time that the transaction occurs or the services provided. The Bank earns interchange fees from cardholder transactions conducted through the payment networks. Interchange fees from cardholder transactions represent a percentage of the underlying transaction value and are recognized daily, concurrently with the transaction processing services provided to the cardholder.
Trust Fees: The Bank earns trust fees from its contracts with trust customers to manage assets for investment services. These fees are primarily earned over time as the Bank provides the contracted monthly services and are generally assessed based on a tiered scale of the market value of assets under management (AUM) at month-end. Other related services provided, which are based on a fixed fee schedule, are recognized when the services are rendered.
Gains/(Losses) on Sales of OREO: The Bank records a gain or loss from the sale of OREO when control of the property transfers to the buyer, which generally occurs at the time of an executed deed. The Bank does not finance the sale of OREO.
The following is a summary of the revenue from contracts with customers in the scope of ASC 606 that is recognized within Noninterest Income:

(in thousands)	Year Ended December 31, 2024	Year Ended December 31, 2023	Year Ended December 31, 2022
NONINTEREST INCOME IN SCOPE OF ASC 606
Service charges on deposit accounts and other deposit service fees	$23,650	$24,955	$25,791
Trust fees and commissions	12,319	9,644	9,710
ATM network fee income	12,158	12,192	12,286
Gain (loss) on sale of OREO, net	129	(109)	(149)
Non-interest income subject to ASC 606	48,256	46,682	47,638
Non-interest income not subject to ASC 606	(187,376)	27,545	16,095
Total noninterest (loss) / income	$(139,120)	$74,227	$63,733

NOTE 23 - EARNINGS PER SHARE
The following table summarizes the calculation of earnings per share:

(in thousands, except share and per share data)	Year Ended December 31, 2024	Year Ended December 31, 2023	Year Ended December 31, 2022
Net income	$28,999	$201,914	$216,582
Weighted average shares:
Basic weighted average common shares outstanding	64,228	64,223	64,218
Dilutive effect of unvested restricted stock units	18	55	50
Diluted weighted average common shares outstanding	64,246	64,278	64,268
Net income per share:
Basic earnings per share	$451.50	$3,143.95	$3,372.60
Diluted earnings per share	$451.37	$3,141.26	$3,369.98

MECHANICS BANK
CONSOLIDATED BALANCE SHEETS
AS OF MARCH 31, 2025 AND DECEMBER 31, 2024
(Unaudited)

(in thousands, except shares)	March 31, 2025	December 31, 2024
ASSETS
Cash and cash equivalents	$798,309	$999,711
Securities available-for-sale, at fair value	3,586,322	3,065,251
Securities held-to-maturity, at amortized cost (fair value of $1,207,665 and $1,196,000 at March 31, 2025 and December 31, 2024, respectively)	1,416,914	1,440,494
Loans held for sale	219	543
Loan and lease receivables	9,416,024	9,643,497
Allowance for credit losses on loans and leases	(75,515)	(88,558)
Net loan and lease receivables	9,340,509	9,554,939
Other real estate owned	13,400	15,600
Federal Home Loan Bank stock, at cost	17,250	17,250
Premises and equipment, net	115,509	117,362
Bank-owned life insurance	84,300	83,741
Goodwill	843,305	843,305
Other intangible assets, net	35,975	38,744
Right-of-use asset	56,268	53,545
Interest receivable and other assets	232,037	259,627
TOTAL ASSETS	$16,540,317	$16,490,112
LIABILITIES AND SHAREHOLDERS’ EQUITY
Noninterest-bearing demand deposits	$5,495,994	$5,616,116
Interest-bearing transaction accounts	6,357,909	6,138,909
Savings and time deposits	2,132,323	2,186,779
Total deposits	13,986,226	13,941,804
Operating lease liability	58,914	56,094
Interest payable and other liabilities	121,087	190,346
TOTAL LIABILITIES	14,166,227	14,188,244
SHAREHOLDERS’ EQUITY
Common stock, $50 par value Authorized — 300,000 shares Issued and outstanding (64,230 shares at March 31, 2025 and December 31, 2024)	3,212	3,212
Additional paid in capital	2,118,905	2,118,905
Retained earnings	283,308	239,517
Accumulated other comprehensive income / (loss), net of tax	(31,335)	(59,766)
TOTAL SHAREHOLDERS’ EQUITY	2,374,090	2,301,868
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$16,540,317	$16,490,112

MECHANICS BANK
CONSOLIDATED INCOME STATEMENTS
FOR THE QUARTERS ENDED MARCH 31, 2025 AND 2024
(Unaudited)

	Quarter Ended March 31,
(in thousands, except per share data)	2025	2024
INTEREST AND FEE INCOME
Interest and fees on loans and leases	$117,792	$136,334
Interest on securities available-for-sale:
U.S. treasury and government agency securities	40,175	12,943
Corporate bonds	330	393
Collateralized loan obligations	1,298	—
Interest on held-to-maturity securities:
U.S. government agency securities	5,656	6,092
Obligations of state and political subdivisions	126	141
Asset backed securities	—	—
Interest-bearing cash and other	8,208	17,038
Total interest and fee income	173,585	172,941
INTEREST EXPENSE
Interest on deposits	45,131	41,905
Interest on subordinated debentures	—	338
Interest on borrowed funds	—	8,921
Total interest expense	45,131	51,164
Net interest income	128,454	121,777
(Reversal of) provision for credit losses on loans and leases	(3,752)	(596)
Provision for credit losses on unfunded lending commitments	94	505
Net interest income after provision for credit losses	132,112	121,868
NONINTEREST INCOME
Service charges on deposit accounts	5,494	5,948
Trust fees and commissions	3,119	2,574
ATM network fee income	2,888	2,914
Loan servicing income	177	337
Net loss on sale of investment securities	—	(207,203)
Income from bank-owned life insurance	527	623
Other	2,776	3,774
Total noninterest income (loss)	14,981	(191,033)
NONINTEREST EXPENSE
Salaries and employee benefits	48,851	51,522
Occupancy	7,972	8,121
Equipment	5,869	5,942
Professional services	5,266	4,475
FDIC assessments and regulatory fees	2,213	2,873
Amortization of intangible assets	2,738	3,760
Data processing	1,350	2,208
Loan related	1,577	2,003
Marketing and advertising	584	734
Other real estate owned related	2,684	304
Other	6,534	6,290
Total noninterest expense	85,638	88,232
Income (loss) before provision for income tax expense	61,455	(157,397)
PROVISION FOR INCOME TAXES	17,664	(44,104)
NET INCOME (LOSS)	$43,791	$(113,293)
NET INCOME (LOSS) PER SHARE
Basic	$681.79	$(1,764.00)
Diluted	$681.59	$(1,764.00)
WEIGHTED AVERAGE COMMON SHARES OUTSTANDING
Basic	64,230	64,225
Diluted	64,248	64,225

MECHANICS BANK
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
FOR THE QUARTERS ENDED MARCH 31, 2025 AND 2024
(Unaudited)

(in thousands)	Quarter Ended March 31, 2025	Quarter Ended March 31, 2024
NET INCOME (LOSS)	$43,791	$(113,293)
Other comprehensive income, net of tax:
Net change in unrealized gain (loss) on securities available-for-sale, net of tax (expense) benefit of ($11,310) and $3,156 for the quarters ended March 31, 2025 and 2024, respectively.	27,933	(6,175)
Reclassification adjustment for accretion of unrealized holding loss included in accumulated other comprehensive income from the transfer of securities from available-for-sale to held-to-maturity debt securities, net of tax expense of $181 and $186 for the quarters ended March 31, 2025 and 2024, respectively.	446	464
Reclassification adjustment for net realized loss on securities available-for-sale included in net income, net of tax expense of $0 and $59,716 for quarters ended March 31, 2025 and 2024, respectively.	—	147,487
Change in defined benefit pension liability obligations, net of tax (expense) benefit of ($21) and $9 for the quarters ended March 31, 2025 and 2024 respectively.	52	(22)
Total other comprehensive income	28,431	141,754
COMPREHENSIVE INCOME	$72,222	$28,461

MECHANICS BANK
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE QUARTERS ENDED MARCH 31, 2025 AND 2024
(Unaudited)

					Accumulated Other Comprehensive Income (Loss), Net
(in thousands, except share amounts)	Shares	Common Stock	Additional Paid In Capital	Retained Earnings	Securities	Defined Benefit Obligations	Total Shareholders’ Equity
Quarter Ended March 31, 2024
Balance, January 1, 2024	64,225	$3,211	$2,118,677	$305,510	$(199,625)	$7,832	$2,235,605
Net Loss	—	—	—	(113,293)	—	—	(113,293)
Other comprehensive income/(loss), net of tax:	—	—	—	—	141,776	(22)	141,754
Cash Dividends declared ($1,012 per share)	—	—	—	(64,996)	—	—	(64,996)
Balance, March 31, 2024	64,225	$3,211	$2,118,677	$127,221	$(57,849)	$7,810	$2,199,070

Quarter Ended March 31, 2025
Balance, January 1, 2025	64,230	$3,212	$2,118,905	$239,517	$(64,058)	$4,292	$2,301,868
Net Income	—	—	—	43,791	—	—	43,791
Other comprehensive income/(loss), net of tax:	—	—	—	—	28,379	52	28,431
Balance, March 31, 2025	64,230	$3,212	$2,118,905	$283,308	$(35,679)	$4,344	$2,374,090

MECHANICS BANK
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE QUARTERS ENDED MARCH 31, 2025 AND 2024
(Unaudited)

(in thousands)	Quarter Ended March 31, 2025	Quarter Ended March 31, 2024
CASH FLOWS FROM OPERATING ACTIVITIES
Net Income (Loss)	$43,791	$(113,293)
Adjustments to reconcile net income to net cash provided by operating activities:
(Reversal) of Provision for credit losses on loans and leases	(3,752)	(596)
Originations of loans held for sale	(1,313)	(2,583)
Proceeds from sales and principal collected on loans held for sale	1,644	2,479
Net (gain) loss on sale of loans	(7)	(29)
Provision (recovery) for credit losses on unfunded lending commitments	94	505
Net amortization of securities	743	3,656
Depreciation of premises and equipment	2,350	2,071
Amortization of intangible assets	2,738	3,760
Amortization of discount on subordinated debentures	—	10
Stock based compensation expense	—	—
Increase in cash surrender value of bank-owned life insurance	(559)	(589)
Net (gain) loss on sale of securities	—	207,203
Write-down of other real estate owned	2,200	—
Net gain on sale and disposal of property and equipment	—	(825)
Deferred income tax expense	7,557	7,154
Net change in deferred loan costs/fees	3,584	5,770
Amortization of premiums and discounts on purchased loans	(503)	(915)
Changes in:
Interest receivable and other assets	(20)	(52,402)
Interest payable and other liabilities	(59,985)	(116)
Net cash provided by (used in) operating activities	(1,438)	61,260
CASH FLOWS FROM INVESTING ACTIVITIES
Securities available-for-sale:
Purchases	(561,139)	(1,669,677)
Sales	—	1,629,111
Maturities/calls/paydowns	79,037	68,718
Securities held-to-maturity:
Maturities/calls/paydowns	23,112	21,855
Loan originations and principal collections, net	260,406	329,843
Purchase of loans	(48,231)	(28,563)
Recoveries of loans charged-off	2,926	5,153
Proceeds from sales of premises and equipment	—	1,831
Purchases of premises and equipment	(497)	(1,100)
Net cash provided by (used in) investing activities	(244,386)	357,171
CASH FLOWS FROM FINANCING ACTIVITIES
Net (decrease) increase in deposits	44,422	(135,102)
Cash dividends paid	—	(64,996)
Net cash provided by (used in) financing activities	44,422	(200,098)
Net (decrease) increase in cash and cash equivalents	(201,402)	218,333
Cash and cash equivalents at beginning of period	999,711	1,457,569
Cash and cash equivalents at end of period	$798,309	$1,675,902
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Cash paid during the period for:
Interest paid	$46,933	$44,166
Income taxes paid, net of refunds	11	3,315
Non-cash disclosures:
Transfer from loans to other real estate owned	—	2,282
Lease liabilities arising from obtaining right-of-use assets	(584)	(6,493)

MECHANICS BANK
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Nature of Operations: Mechanics Bank (MB) and subsidiaries (the Bank, we, us and our) is headquartered in Walnut Creek, California. The Bank offers a variety of financial services to meet the banking and financial needs of the communities we serve, with operations conducted through 112 banking branches, including locations in Greater San Francisco, Sacramento, Los Angeles and San Diego areas and throughout the Central Valley in California. MacDonald Auxiliary Corporation and Mechanics Real Estate Holdings Inc., Limited Liability Company are wholly-owned subsidiary corporations whose business purposes are lending, holding deeds of trust securing loans made by the Bank and its subsidiaries and holding real estate and other assets acquired through foreclosure proceedings that are pending sale or liquidation.
The consolidated financial statements include the accounts of the Bank and all other entities in which it has a controlling financial interest. All significant intercompany accounts and transactions have been eliminated in consolidation. Unless the context requires otherwise, all references to the Bank include its wholly-owned subsidiaries. The accounting and reporting policies of the Bank are based upon U.S. generally accepted accounting principles (GAAP) and conform to predominant practices within the financial services industry.
Certain prior period amounts have been reclassified to conform to the current quarter’s presentation. These reclassifications had no impact on the Bank’s consolidated balance sheet, results of operations or net change in cash or cash equivalents.
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions based on available information. These estimates and assumptions affect the amounts reported in the financial statements and disclosures provided, and actual results could differ.
These unaudited interim financial statements reflect all adjustments that are, in the opinion of management, necessary for a fair statement of the results for the periods presented. These adjustments are of a normal recurring nature, unless otherwise disclosed in this proxy statement/prospectus/consent solicitation statement . The results of operations in the interim financial statements do not necessarily indicate the results that may be expected for the full year and should be read in conjunction with the audited consolidated financial statements and notes included in the Bank's Notes to Consolidated Financial Statements for the years ended December 31, 2024, 2023 and 2022. There have been no material changes to the Bank’s significant accounting policies as disclosed therein.
Acquisitions: Effective October 1, 2016 (the CRB Acquisition Date), the Bank completed its acquisition of California Republic Bancorp (CRB) pursuant to the Agreement and Plan of Merger and Reorganization (the CRB Agreement), dated as of April 28, 2016, between Coast Acquisition Corporation (CAC), a wholly-owned subsidiary of Mechanics Bank and into CRB (the CRB Merger), with CRB being the surviving corporation, followed by the merger of CRB with and into MB (the CRB Acquisition), with MB being the surviving corporation.
On February 12, 2018 (the SVB Acquisition Date), Gold Rush Acquisition Corporation (a wholly-owned subsidiary of Ford Financial Fund II, L.P. formed for this sole purpose), Mechanics Bank and Learner Financial Corporation, the bank holding company for Scott Valley Bank (SVB), entered into a definitive agreement for Mechanics Bank to acquire Learner Financial Corporation and its wholly-owned subsidiary, Scott Valley Bank, which acquisition (the SVB Acquisition) was completed and became effective on June 1, 2018.
On March 15, 2019, Mechanics Bank and Rabobank International Holding B.V. (Rabo), entered into a definitive agreement for Mechanics Bank to acquire Rabobank, N.A. (RNA), a subsidiary of Rabo, in a strategic business combination (the RNA Acquisition), which became effective on August 31, 2019 (the RNA Acquisition Date). For additional information, refer to Note 8, “Shareholders’ Equity and Dividend Limitations.”
Other Significant Events and Transactions: The Bank has had no significant events during the periods represented in the consolidated financial statements.
Segments: The Bank has one reportable segment: community banking. The segment primarily encompasses the commercial loan and deposit activities of the Bank as well as retail lending and deposit activities in areas surrounding the branches. Our chief operating decision maker (CODM), the Chief Executive Officer, manages the Bank’s business activities as one single operating and reportable segment at the consolidated level. Accordingly, our CODM uses consolidated net income to measure segment profit or loss, allocate resources and assess performance. Further, the CODM reviews and utilizes net interest income, noninterest income and noninterest expenses (salary and employee benefits, occupancy, equipment and general, administrative and other) at the consolidated level to manage the Bank’s operations.
Recent Accounting Developments: In December 2023, the FASB issued ASU 2023-09, “Income Taxes (Topic 740): Improvements to Income Tax Disclosures”, which expands disclosures in an entity’s income tax rate reconciliation table and taxes paid both in the U.S. and foreign jurisdictions. The update will be effective for annual periods beginning after December 15, 2024. The adoption of ASU 2023-09 will not have an impact on the Bank’s financial position or results of operation as it impacts disclosures only. We are assessing the impact on our disclosures.
Changes in Accounting Principles or Practices: The Bank had no major changes to accounting principles or practices in the periods represented in the consolidated financial statements.
Significant Changes Since Year-End: There have been no significant changes to the nature of the Bank’s business since the year ending December 31, 2024.
Contingencies: The Bank is occasionally named as a defendant in or threatened with claims and legal actions arising in the ordinary course of business. The outcomes of claims and legal actions brought against the Bank are subject to many uncertainties. The Bank establishes accruals for such matters when a loss is probable and the amount of the loss can be reasonably estimated. For claims and legal actions where it is not reasonably possible that a loss may be incurred, or where the Bank is not currently able to estimate the reasonably possible loss or range of loss, the Bank does not establish an accrual. As of March 31, 2025 and December 31, 2024, the Bank recorded an accrued contingent liability of $3.1 million.
Income Taxes: The Bank’s accounting for income taxes is based on an asset and liability approach. The Bank recognizes the amount of taxes payable or refundable for the current year, and recognizes deferred tax assets and liabilities for the future tax consequences for transactions that have been recognized in the Bank’s consolidated financial statements or tax returns. The measurement of tax assets and liabilities is based on enacted tax laws and rates. A valuation allowance, if needed, will reduce deferred tax assets to the amount expected to be realized.
A tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, based upon the technical merits of the position, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. The Bank recognizes interest and/or penalties related to income tax matters in Provision for Income Taxes on the Consolidated Income Statements.
Recent Developments: On March 28, 2025, the Bank entered into a merger agreement with HomeStreet, Inc., and HomeStreet Bank, whereby, subject to the satisfaction or waiver, at or prior to the merger contemplated thereby (the “merger”), of various conditions, HomeStreet Bank will merge with and into the Bank, with the Bank remaining as the surviving entity and becoming a wholly owned subsidiary of HomeStreet, Inc. It is expected that Bank shareholders as of immediately prior to the merger, as a group, will own approximately 91.7% of the outstanding shares of HomeStreet, Inc. on an economic basis and 91.3% of the voting power of HomeStreet, Inc., and HomeStreet shareholders as of immediately prior to the merger, as a group, will own approximately 8.3% of the outstanding shares of HomeStreet, Inc. on an economic basis and 8.7% of the voting power of HomeStreet, Inc. In connection with the merger, HomeStreet, Inc. will be renamed “Mechanics Bancorp”. The merger is expected to close in the third quarter of 2025.
Subsequent Events: The Bank has evaluated subsequent events for recognition or disclosure through July 3, 2025, which is the date that the consolidated financial statements were available to be issued. Effective May 1, 2025, Mechanics Bank entered into a servicing agreement with Westlake Portfolio Management, LLC to oversee and manage the Bank’s portfolio of auto loans. (The Bank discontinued originating indirect auto loans in early 2023.)

NOTE 2 – DEBT SECURITIES

	March 31, 2025
(in thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Securities available-for-sale
Obligations of states and political subdivisions	$91,562	$350	$(1,543)	$90,369
Mortgage-backed securities - residential	3,045,388	22,226	(36,035)	3,031,579
Mortgage-backed securities - commercial	257,682	722	(15,681)	242,723
Collateralized loan obligations	188,500	—	(1,104)	187,396
Corporate bonds	39,000	—	(4,745)	34,255
Total securities available-for-sale	$3,622,132	$23,298	$(59,108)	$3,586,322

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Securities held-to-maturity
Obligations of states and political subdivisions	$14,257	$402	$(17)	$14,642
Mortgage-backed securities - residential	1,091,722	—	(168,624)	923,098
Mortgage-backed securities - commercial	310,935	—	(41,010)	269,925
Total securities held-to-maturity	$1,416,914	$402	$(209,651)	$1,207,665
Total debt securities				$4,793,987

The Bank reassessed classification of certain investments and, effective January 1, 2022, the Bank transferred $1.75 billion in residential and commercial Mortgage-backed securities from available-for-sale to held-to-maturity securities. The transfer occurred at fair value. The related net unrealized gain/(loss) of ($23.47) million, or ($16.74) million net of deferred taxes, included in other comprehensive income remained in other comprehensive income. For the quarters ended March 31, 2025 and 2024, respectively, $0.63 million and $0.65 million of the unrealized loss was accreted to interest income as a yield adjustment through earnings and will be accreted over the remaining term of the securities. No gain or loss was recorded at the time of transfer.

	December 31, 2024
(in thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Securities available-for-sale
Obligations of states and political subdivisions	$91,799	$699	$(1,199)	$91,299
Mortgage-backed securities - residential	2,694,745	2,107	(53,164)	2,643,688
Mortgage-backed securities - commercial	259,793	22	(18,953)	240,862
Collateralized loan obligations	50,000	—	—	50,000
Corporate bonds	43,968	—	(4,566)	39,402
Total securities available-for-sale	$3,140,305	$2,828	$(77,882)	$3,065,251

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Securities held-to-maturity
Obligations of states and political subdivisions	$14,193	$509	$(30)	$14,672
Mortgage-backed securities - residential	1,115,389	—	(196,949)	918,440
Mortgage-backed securities - commercial	310,912	—	(48,024)	262,888
Total securities held-to-maturity	$1,440,494	$509	$(245,003)	$1,196,000
Total debt securities				$4,261,251

In addition to the reported fair values of the debt securities reflected above, the Bank is entitled to receive accrued interest and dividends from its securities. Included in Interest Receivable and Other Assets on the Consolidated Balance Sheets as of March 31, 2025 and December 31, 2024 was $17.2 million and $15.9 million, respectively, of interest and dividends receivable from the Bank’s debt securities. Accrued interest receivable from securities available-for-sale totaled $14.9 million and $13.6 million at March 31, 2025 and December 31, 2024, respectively. Accrued interest receivable from securities held-to-maturity totaled $2.3 million and $2.4 million at March 31, 2025 and December 31, 2024, respectively.
In accordance with accounting standards, only the realized gains and losses from securities transactions are included in the Consolidated Income Statements as Net gain/(loss) on investment securities. During the first quarter 2024, the Bank executed an investment portfolio restructuring of its AFS investment securities portfolio. The Bank sold $1.8 billion of lower yielding AFS securities and realized a loss of $207.2 million. The proceeds of the sale were used to purchase $1.6 billion of higher yielding investments. No gross gains were realized on the sales.
The following table summarizes available-for-sale securities with unrealized and unrecognized losses at March 31, 2025 and December 31, 2024 aggregated by major security type and length of time in a continuous unrealized and unrecognized loss position:

	March 31, 2025
	Less than 12 months		12 months or more		Total
(dollars in thousands)	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Description of securities
Obligations of states and political subdivisions	$32,688	$450	$29,360	$1,093	$62,048	$1,543
Mortgage-backed securities - residential	369,604	4,506	300,530	31,529	670,134	36,035
Mortgage-backed securities - commercial	50,425	—	107,984	15,681	158,409	15,681
Collateralized loan obligations	187,396	1,104	—	—	187,396	1,104
Corporate bonds	—	—	29,255	4,745	29,255	4,745
Total securities	$640,113	$6,060	$467,129	$53,048	$1,107,242	$59,108
Number of securities with unrealized losses		47		269		316

	December 31, 2024
	Less than 12 months		12 months or more		Total
(dollars in thousands)	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Description of securities
Obligations of states and political subdivisions	$19,273	$162	$28,394	$1,037	$47,667	$1,199
Mortgage-backed securities - residential	1,381,125	15,337	311,751	37,827	1,692,876	53,164
Mortgage-backed securities - commercial	98,071	422	107,118	18,531	205,189	18,953
Collateralized loan obligations	—	—	—	—	—	—
Corporate bonds	—	—	39,402	4,566	39,402	4,566
Total securities	$1,498,469	$15,921	$486,665	$61,961	$1,985,134	$77,882
Number of securities with unrealized losses		60		280		340

The Bank did not record an ACL on the debt securities portfolio at March 31, 2025 or December 31, 2024. As of both dates the Bank considers any unrealized loss across the classes of major security-type to be related to fluctuations in market conditions, primarily interest rates, and not reflective of a deterioration in credit quality. The Bank maintains that it has intent and ability to hold these securities until the amortized cost basis of each security is recovered and likewise concluded as of March 31, 2025 that it was not more likely than not that any of the securities in an unrealized loss position would be required to be sold.

U.S. Treasuries and US Government-Sponsored Agency Securities - For the quarters presented, the unrealized losses on the Bank’s investments in U.S. treasuries and government-sponsored agency securities are primarily due to changes in interest rates. These securities have explicit or implicit guarantees from the U.S. government, thus posing no credit losses. Management expects to recover the entire amortized cost basis of these securities.
Obligations of States and Political Subdivisions - For the quarters presented, the unrealized losses on the Bank’s investments in obligations of states and political subdivisions are primarily due to changes in interest rates and not due to credit losses. Management monitors these securities on an ongoing basis and performs an internal analysis which takes into account the impact from market rates movements, severity and duration of the unrealized loss position, viability of the issuer, recent downgrades in ratings, and external credit rating assessments. As a result, management expects to recover the entire amortized cost basis of these securities.
Mortgage-Backed Securities -Residential and Commercial (MBS) - For the quarters presented, the unrealized losses on the Bank’s investments in residential and commercial MBS are primarily due to changes in interest rates. These securities are either implicitly or explicitly guaranteed by the U.S. government, as such management expects to recover the entire amortized cost basis of these securities.
Collateralized Loan Obligations - For the quarters presented, there were no unrealized losses on the Bank’s collateralized loan obligations are primarily due to timing of the purchases. These securities are presented at par value.
Corporate Bonds - For the quarters presented, the unrealized losses on the Bank’s investments in corporate bonds are due to slight discount margin variances related to changes in market rates and not due to credit losses. Management monitors these securities on an ongoing basis and performs an internal analysis which includes a review of credit quality, changes in ratings, assessment of regulatory and financial ratios, and general standing versus peer group. Management expects to recover the entire amortized cost basis of these securities.
Securities with a gross carrying value of $1.46 billion at March 31, 2025 and $1.38 billion at December 31, 2024, were pledged to secure the Bank’s obligations for securities sold under agreements to repurchase and to collateralize certain public, trust and bankruptcy deposits as required by law.
The amortized cost and fair value of debt securities are shown by contractual maturity. Expected maturities may differ from contractual maturities if borrowers have the right to call or prepay obligations with or without call or prepayment penalties. Securities not due at a single maturity date are shown separately. As of March 31, 2025 there were no past due or nonaccrual available-for-sale or held-to-maturity securities.
Contractual maturities of securities as of March 31, 2025 were as follows:

(in thousands)	Amortized Cost	Estimated Fair Value
Securities available-for-sale
Due in one year or less	$8,085	$8,081
Due after one year through five years	744	743
Due after five years through ten years	53,608	48,092
Due after ten years	68,125	67,708
Subtotal	130,562	124,624
Mortgage-backed securities - residential	3,045,388	3,031,579
Mortgage-backed securities - commercial	257,682	242,723
Collateralized loan obligations	188,500	187,396
Total securities available-for-sale	$3,622,132	$3,586,322
Securities held-to-maturity
Due in one year or less	$3,000	$3,000
Due after one year through five years	3,414	3,412
Due after five years through ten years	3,570	3,699
Due after ten years	4,273	4,531
Subtotal	14,257	14,642
Mortgage-backed securities - residential	1,091,722	923,098
Mortgage-backed securities - commercial	310,935	269,925
Total securities held-to-maturity	$1,416,914	$1,207,665
Total debt securities	$5,039,046	$4,793,987

NOTE 3 – LOANS
The loans held for sale portfolio was $219 thousand and $543 thousand at March 31, 2025 and December 31, 2024, respectively, consisting solely of residential real estate. There were no impairment charges for the quarters ended March 31, 2025 and March 31, 2024.
The loan and lease receivable portfolio at March 31, 2025 and December 31, 2024 consisted of the following:

(in thousands)	At March 31, 2025	At December 31, 2024
Commercial & Industrial	$352,267	$410,040
Commercial Real Estate
Construction & Land Development	119,089	104,430
Other	4,792,775	4,812,278
Residential Real Estate	2,336,268	2,280,963
Auto	1,363,084	1,596,935
Installment
Revolving Plans	2,936	2,920
Other	449,605	435,931
Total loan and lease receivables before allowance for credit losses	9,416,024	9,643,497
Allowance for credit losses on loans and leases	(75,515)	(88,558)
Net loan and lease receivables	$9,340,509	$9,554,939

The following table presents the activity in the allowance for credit losses by portfolio segment for the quarters ended March 31, 2025 and March 31, 2024.

(in thousands) Quarter Ended March 31, 2025	Commercial & Industrial	Commercial Real Estate	Residential Real Estate	Auto	Installment	Total
Allowance for credit losses on loans and leases
Beginning balance	$4,869	$35,097	$4,656	$41,282	$2,654	$88,558
Provision/ (reversal) for credit losses	(458)	(102)	107	(3,629)	330	(3,752)
Loans charged off	(117)	—	—	(11,506)	(594)	(12,217)
Recoveries	3	—	—	2,788	135	2,926
Total ending allowance balance	$4,297	$34,995	$4,763	$28,935	$2,525	$75,515

(in thousands) Quarter Ended March 31, 2024	Commercial & Industrial	Commercial Real Estate	Residential Real Estate	Auto	Installment	Total
Allowance for credit losses on loans and leases
Beginning balance	$5,805	$31,486	$6,745	$87,053	$2,689	$133,778
Provision/ (reversal) for credit losses	(773)	2,911	(103)	(4,114)	1,483	(596)
Loans charged off	(24)	—	(10)	(16,415)	(1,058)	(17,507)
Recoveries	906	—	—	4,079	168	5,153
Total ending allowance balance	$5,914	$34,397	$6,632	$70,603	$3,282	$120,828

Changes in the allowance for credit losses for the quarters ended March 31, 2025 and 2024:

(in thousands)	Quarter Ended March 31, 2025	Quarter Ended March 31, 2024
Allowance for credit losses on loans and leases at the beginning of the period	$88,558	$133,778
Provision/ (reversal) for credit losses on loans and leases	(3,752)	(596)
Recoveries on loans and leases previously charged off	2,926	5,153
Loans and leases charged off during the period	(12,217)	(17,507)
Allowance for credit losses on loans and leases at the end of the period	75,515	120,828
Allowance for credit losses on unfunded lending commitments at the beginning of the period	4,366	4,314
Provision of credit losses /(recapture) on unfunded lending commitments	94	505
Allowance for credit losses on unfunded lending commitments at the end of the period	4,460	4,819
Total allowances for credit losses on loans, leases and unfunded lending commitments at the end of the period	$79,975	$125,647

The allowance for credit losses on loans and leases is reflected in total assets as an offset to the loan and lease portfolio. The allowance for credit losses on unfunded lending commitments is reflected in total liabilities in the Interest Payable and Other Liabilities on the Consolidated Balance Sheets. There were no material changes to the methodologies for estimating credit losses for the periods presented.
Disclosures related to the amortized cost in loans excludes accrued interest receivable. The amortized cost approximates the unpaid principal balance for these disclosures. For purposes of this disclosure, the unpaid principal balance is grossed up to exclude charge offs.
Nonaccrual loans and loans past due 90 days or more and still accruing include both smaller balance homogeneous loans that are collectively evaluated for impairment and individually classified impaired loans.
The following table presents the amortized cost in nonaccrual loans and loans past due 90 days or more and still accruing by class of loans as of March 31, 2025 and December 31, 2024:

	At March 31, 2025
(in thousands)	Nonaccrual With No Allowance for Credit Loss	Total Nonaccrual	Loans Past Due 90 Days or more Still Accruing
Commercial & Industrial	$1,134	$1,134	$211
Commercial Real Estate
Construction & Land Development	426	426	—
Other	1,178	1,178	—
Residential Real Estate	2,297	2,297	—
Auto	—	4,837	—
Installment
Revolving	33	33	—
Other	—	—	—
Total	$5,068	$9,905	$211

	At December 31, 2024
(in thousands)	Nonaccrual With No Allowance for Credit Loss	Total Nonaccrual	Loans Past Due 90 Days or more Still Accruing
Commercial & Industrial	$1,145	$1,145	$211
Commercial Real Estate
Construction & Land Development	441	441	—
Other	—	—	—
Residential Real Estate	2,854	2,854	—
Auto	564	6,252	—
Installment
Revolving	1	1	—
Other	—	—	—
Total	$5,005	$10,693	$211

The following table presents the amortized cost of collateral-dependent loans by class and collateral type as of March 31, 2025 and December 31, 2024:

	At March 31, 2025
(in thousands)	Auto	Equipment	Farmland	Multifamily	Retail Building	Single Family Residential	Other non- real estate	Total Loans
Commercial & Industrial	$1	$3	$—	$—	$1,064	$—	$68	$1,136
Commercial Real Estate
Construction & Land Development	—	—	426	—	—	—	—	426
Other	—	—	—	—	—	—	—	—
Residential Real Estate	—	—	—	—	—	2,681	—	2,681
Auto	—	—	—	—	—	—	—	—
Installment
Revolving Plans	—	—	—	—	—	—	—	—
Other	—	—	—	—	—	—	—	—
Total	$1	$3	$426	$—	$1,064	$2,681	$68	$4,243

	At December 31, 2024
(in thousands)	Auto	Equipment	Farmland	Multifamily	Retail Building	Single Family Residential	Other non- real estate	Total Loans
Commercial & Industrial	$5	$10	$—	$—	$1,064	$—	$—	$1,079
Commercial Real Estate
Construction & Land Development	—	—	441	—	—	—	—	441
Other	—	—	—	—	—	—	—	—
Residential Real Estate	—	—	—	—	—	2,853	—	2,853
Auto	—	—	—	—	—	—	—	—
Installment
Revolving Plans	—	—	—	—	—	—	—	—
Other	—	—	—	—	—	—	—	—
Total	$5	$10	$441	$—	$1,064	$2,853	$—	$4,373

The following table presents the aging of the amortized cost in past due loans as of March 31, 2025 and December 31, 2024 by class of loans:

	At March 31, 2025
(in thousands)	30 - 59 Days Past Due	60 - 89 Days Past Due	Greater than 89 Days Past Due	Total Past Due	Loans Not Past Due	Total Loans
Commercial & Industrial	$2,387	$402	$1,344	$4,133	$348,134	$352,267
Commercial Real Estate
Construction & Land Development	38	—	140	178	118,911	119,089
Other	26,156	3,213	—	29,369	4,763,406	4,792,775
Residential Real Estate	9,737	337	269	10,343	2,325,925	2,336,268
Auto	39,952	6,710	3,462	50,124	1,312,960	1,363,084
Installment
Revolving Plans	3	—	33	36	2,900	2,936
Other	11,094	196	—	11,290	438,315	449,605
Total	$89,367	$10,858	$5,248	$105,473	$9,310,551	$9,416,024

	At December 31, 2024
(in thousands)	30 - 59 Days Past Due	60 - 89 Days Past Due	Greater than 89 Days Past Due	Total Past Due	Loans Not Past Due	Total Loans
Commercial & Industrial	$1,920	$82	$278	$2,280	$407,760	$410,040
Commercial Real Estate
Construction & Land Development	5,400	—	140	5,540	98,890	104,430
Other	3,458	—	—	3,458	4,808,820	4,812,278
Residential Real Estate	13,662	406	502	14,570	2,266,393	2,280,963
Auto	53,197	12,637	5,161	70,995	1,525,940	1,596,935
Installment
Revolving Plans	2	1	1	4	2,916	2,920
Other	359	213	—	572	435,359	435,931
Total	$77,998	$13,339	$6,082	$97,419	$9,546,078	$9,643,497

The following tables present the amortized cost of loans at March 31, 2025 and 2024 that were both experiencing financial difficulty and modified during the quarter ended March 31, 2025 and 2024, by class and by type of modification. The percentage of the amortized cost of loans that were modified to borrowers in financial distress as compared to the amortized cost of each class of financing receivable is also presented below.

	Quarter Ended March 31, 2025
(in thousands)	Principal Forgiveness	Payment Delay	Term Extension	Interest Rate Reduction	Combined Term Extension and Principal Forgiveness	Combined Term Extension and Interest Rate Reduction	Total Class of Financing Receivable
Commercial & Industrial	$—	$—	$117	$—	$—	$—	0.03%
Total	$—	$—	$117	$—	$—	$—	0.00%

	Quarter Ended March 31, 2024
(in thousands)	Principal Forgiveness	Payment Delay	Term Extension	Interest Rate Reduction	Combined Term Extension and Principal Forgiveness	Combined Term Extension and Interest Rate Reduction	Total Class of Financing Receivable
Commercial & Industrial	$—	$—	$533	$—	$—	$—	0.10%
Commercial Real Estate
Other	—	—	16,078	—	—	—	0.33%
Total	$—	$—	$16,611	$—	$—	$—	0.16%

The Bank has committed to lend no additional amounts to the borrowers included in the previous tables.
The Bank closely monitors the performance of loans that are modified to borrowers experiencing financial difficulty to understand the effectiveness of its modification efforts. There were no past due loans that were modified in the last 12 months prior to March 31, 2025 and 2024.
The following tables present the financial effect of the loan modifications presented above to borrowers experiencing financial difficulty for the quarters ended March 31, 2025 and 2024:

	Quarter Ended March 31, 2025
(dollars in thousands)	Principal Forgiveness	Weighted- Average Interest Rate Reduction	Weighted- Average Term Extension <months>
Commercial & Industrial	$—	—%	60
Total	$—	—%	60

	Quarter Ended March 31, 2024
(dollars in thousands)	Principal Forgiveness	Weighted- Average Interest Rate Reduction	Weighted- Average Term Extension <months>
Commercial & Industrial	$—	—%	13
Commercial Real Estate
Other	—	—	9
Total	$—	—%	22

There were no loans that had a payment default during the quarters ended March 31, 2025 and 2024 and were modified in the twelve months prior to that default to borrowers experiencing financial difficulty.
Upon the Bank’s determination that a modified loan (or portion of a loan) has subsequently been deemed uncollectible, the loan (or a portion of the loan) is written off. Therefore, the amortized cost of the loan is reduced by the uncollectible amount and the allowance for credit losses is adjusted by the same amount.
Credit Quality Indicators:
The Bank categorizes loans into risk categories based on relevant information about the ability of borrowers to service their debt such as: current financial information, historical payment experience, credit documentation, public information, current economic trends and other factors. The Bank analyzes loans individually by classifying the loans as to credit risk. This analysis includes all loans regardless of balances. This analysis is performed on a quarterly basis.

The Bank uses the following definitions for risk ratings:
Special Mention. Loans classified as special mention have a potential weakness that deserves management’s close attention. If left uncorrected, these potential weaknesses may result in deterioration of the repayment prospects for the loan or of the institution’s credit position at some future date.
Substandard. Loans classified as substandard are inadequately protected by the current net worth and paying capacity of the obligor or of the collateral pledged, if any. Loans so classified have a well-defined weakness or weaknesses that jeopardize the liquidation of the debt. They are characterized by the distinct possibility that the institution will sustain some loss if the deficiencies are not corrected.
Doubtful. Loans classified as doubtful have all the weaknesses inherent in those classified as substandard, with the added characteristic that the weaknesses make collection or liquidation in full, on the basis of currently existing facts, conditions, and values, highly questionable and improbable.
Loans not meeting the criteria above are considered to be pass rated loans.
Based on the most recent analysis performed, the risk category of loans by class and origination year of loans is as follows at March 31, 2025 and December 31, 2024.

(in thousands) As of March 31, 2025	2025	2024	2023	2022	2021	Prior	Revolving Loans Amortized Cost Basis	Revolving Loans Converted to Term	Total
Commercial & Industrial
Risk Rating
Pass	$3,885	$27,458	$99,403	$32,186	$18,597	$52,556	$110,262	$—	$344,347
Special Mention	—	133	—	144	93	737	241	—	1,348
Substandard	—	—	—	1	138	6,382	50	—	6,571
Doubtful	—	—	—	—	1	—	—	—	1
Total Commercial	$3,885	$27,591	$99,403	$32,331	$18,829	$59,675	$110,553	$—	$352,267
Commercial & Industrial
Current period gross write offs	$—	$—	$—	$—	$16	$—	$101	$—	$117

(in thousands) As of March 31, 2025	2025	2024	2023	2022	2021	Prior	Revolving Loans Amortized Cost Basis	Revolving Loans Converted to Term	Total
Commercial Real Estate-Construction
Risk Rating
Pass	$10,420	$42,048	$16,000	$34,944	$127	$14,873	$251	$—	$118,663
Special Mention	—	—	—	—	—	—	—	—	—
Substandard	—	—	—	—	—	426	—	—	426
Doubtful	—	—	—	—	—	—	—	—	—
Total Commercial real estate-construction	$10,420	$42,048	$16,000	$34,944	$127	$15,299	$251	$—	$119,089
Commercial real estate-construction
Current period gross write offs	$—	$—	$—	$—	$—	$—	$—	$—	$—

(in thousands) As of March 31, 2025	2025	2024	2023	2022	2021	Prior	Revolving Loans Amortized Cost Basis	Revolving Loans Converted to Term	Total
Commercial Real Estate-Other
Risk Rating
Pass	$38,944	$205,651	$441,967	$1,183,600	$818,894	$1,922,096	$96,912	$—	$4,708,064
Special Mention	—	—	—	—	—	35,024	—	—	35,024
Substandard	—	—	—	—	986	48,701	—	—	49,687
Doubtful	—	—	—	—	—	—	—	—	—
Total Commercial real estate-other	$38,944	$205,651	$441,967	$1,183,600	$819,880	$2,005,821	$96,912	$—	$4,792,775
Commercial real estate-other
Current period gross write offs	$—	$—	$—	$—	$—	$—	$—	$—	$—

(in thousands) As of December 31, 2024	2024	2023	2022	2021	Prior	Revolving Loans Amortized Cost Basis	Revolving Loans Converted to Term	Total
Commercial & Industrial
Risk Rating
Pass	$28,334	$113,024	$41,271	$23,098	$55,675	$140,905	$—	$402,307
Special Mention	—	—	—	107	789	—	—	896
Substandard	—	—	5	166	6,665	1	—	6,837
Doubtful	—	—	—	—	—	—	—	—
Total Commercial	$28,334	$113,024	$41,276	$23,371	$63,129	$140,906	$—	$410,040
Commercial & Industrial
Current period gross write offs	$—	$191	$95	$2	$127	$806	$—	$1,221

(in thousands) As of December 31, 2024	2024	2023	2022	2021	Prior	Revolving Loans Amortized Cost Basis	Revolving Loans Converted to Term	Total
Commercial Real Estate-Construction
Risk Rating
Pass	$34,891	$13,515	$34,985	$141	$20,355	$102	$—	$103,989
Special Mention	—	—	—	—	—	—	—	—
Substandard	—	—	—	—	441	—	—	441
Doubtful	—	—	—	—	—	—	—	—
Total Commercial real estate-construction	$34,891	$13,515	$34,985	$141	$20,796	$102	$—	$104,430
Commercial real estate-construction
Current period gross write offs	$—	$—	$—	$—	$—	$—	$—	$—

(in thousands) As of December 31, 2024	2024	2023	2022	2021	Prior	Revolving Loans Amortized Cost Basis	Revolving Loans Converted to Term	Total
Commercial Real Estate-Other
Risk Rating
Pass	$209,706	$444,386	$1,188,494	$833,068	$2,008,574	$67,083	$—	$4,751,311
Special Mention	—	—	—	—	22,137	—	—	22,137
Substandard	—	—	—	—	38,830	—	—	38,830
Doubtful	—	—	—	—	—	—	—	—
Total Commercial real estate-other	$209,706	$444,386	$1,188,494	$833,068	$2,069,541	$67,083	$—	$4,812,278
Commercial real estate-other
Current period gross write offs	$—	$—	$—	$—	$—	$—	$—	$—

The Bank considers the performance of the loan portfolio and its impact on the allowance for credit losses. For residential and consumer loan classes, the Bank also evaluates credit quality based on the aging status of the loan, which was previously presented, and by payment activity. The following table presents the amortized cost in residential and consumer loans based upon year of origination at March 31, 2025 and December 31, 2024.

(in thousands) As of March 31, 2025	2025	2024	2023	2022	2021	Prior	Revolving Loans Amortized Cost Basis	Revolving Loans Converted to Term	Total
Residential real estate
Payment performance
Performing	$108,552	$215,127	$100,994	$449,604	$598,689	$793,003	$68,002	$—	$2,333,971
Nonperforming	—	—	—	—	—	1,466	831	—	2,297
Total residential real estate	$108,552	$215,127	$100,994	$449,604	$598,689	$794,469	$68,833	$—	$2,336,268
Residential real estate
Current period gross write offs	$—	$—	$—	$—	$—	$—	$—	$—	$—

(in thousands) As of March 31, 2025	2025	2024	2023	2022	2021	Prior	Revolving Loans Amortized Cost Basis	Revolving Loans Converted to Term	Total
Auto
Payment performance
Performing	$—	$—	$72,486	$731,855	$420,112	$133,796	$—	$—	$1,358,249
Nonperforming	—	—	201	2,592	1,588	454	—	—	4,835
Total auto	$—	$—	$72,687	$734,447	$421,700	$134,250	$—	$—	$1,363,084
Auto
Current period gross write offs	$—	$—	$444	$6,729	$3,465	$868	$—	$—	$11,506

(in thousands) As of March 31, 2025	2025	2024	2023	2022	2021	Prior	Revolving Loans Amortized Cost Basis	Revolving Loans Converted to Term	Total
Installment - Revolving
Payment performance
Performing	$—	$—	$—	$—	$—	$—	$2,903	$—	$2,903
Nonperforming	—	—	—	—	—	—	33	—	33
Total Installment - Revolving	$—	$—	$—	$—	$—	$—	$2,936	$—	$2,936
Installment - Revolving
Current period gross write offs	$—	$—	$—	$—	$—	$—	$8	$—	$8

(in thousands) As of March 31, 2025	2025	2024	2023	2022	2021	Prior	Revolving Loans Amortized Cost Basis	Revolving Loans Converted to Term	Total
Installment - Other
Payment performance
Performing	$24,513	$162,011	$139,563	$67,433	$20,531	$35,554	$—	$—	$449,605
Nonperforming	—	—	—	—	—	—	—	—	—
Total Installment - Other	$24,513	$162,011	$139,563	$67,433	$20,531	$35,554	$—	$—	$449,605
Installment - Other
Current period gross write offs	$133	$—	$—	$—	$195	$258	$—	$—	$586

(in thousands) As of December 31, 2024	2024	2023	2022	2021	Prior	Revolving Loans Amortized Cost Basis	Revolving Loans Converted to Term	Total
Residential real estate
Payment performance
Performing	$235,132	$97,522	$456,174	$608,721	$810,899	$69,661	$—	$2,278,109
Nonperforming	—	—	—	—	2,037	817	—	2,854
Total residential real estate	$235,132	$97,522	$456,174	$608,721	$812,936	$70,478	$—	$2,280,963
Residential real estate
Current period gross write offs	$—	$—	$—	$—	$10	$—	$—	$10

(in thousands) As of December 31, 2024	2024	2023	2022	2021	Prior	Revolving Loans Amortized Cost Basis	Revolving Loans Converted to Term	Total
Auto
Payment performance
Performing	$—	$81,178	$831,402	$497,176	$180,927	$—	$—	$1,590,683
Nonperforming	—	316	3,355	1,900	681	—	—	6,252
Total auto	$—	$81,494	$834,757	$499,076	$181,608	$—	$—	$1,596,935
Auto
Current period gross write offs	$—	$2,223	$29,978	$16,780	$6,116	$—	$—	$55,097

(in thousands) As of December 31, 2024	2024	2023	2022	2021	Prior	Revolving Loans Amortized Cost Basis	Revolving Loans Converted to Term	Total
Installment - Revolving
Payment performance
Performing	$—	$—	$—	$—	$—	$2,919	$—	$2,919
Nonperforming	—	—	—	—	—	1	—	1
Total Installment - Revolving	$—	$—	$—	$—	$—	$2,920	$—	$2,920
Installment - Revolving
Current period gross write offs	$—	$—	$—	$—	$—	$47	$—	$47

(in thousands) As of December 31, 2024	2024	2023	2022	2021	Prior	Revolving Loans Amortized Cost Basis	Revolving Loans Converted to Term	Total
Installment - Other
Payment performance
Performing	$167,162	$136,903	$71,023	$22,414	$38,429	$—	$—	$435,931
Nonperforming	—	—	—	—	—	—	—	—
Total Installment - Other	$167,162	$136,903	$71,023	$22,414	$38,429	$—	$—	$435,931
Installment - Other
Current period gross write offs	$700	$—	$—	$950	$1,521	$—	$—	$3,171

Loan Purchases and Sales
The following table presents loan and lease receivables purchased and/or sold by portfolio segment, excluding loans acquired in business combinations and purchased credit-impaired loans and leases for the periods indicated:

	Quarter Ended March 31, 2025		Quarter Ended March 31, 2024
(in thousands)	Purchases	Sales	Purchases	Sales
Commercial & Industrial	$—	$—	$—	$—
Commercial Real Estate
Construction & Land Development	—	—	—	—
Other	—	—	—	—
Residential Real Estate	29,230	1,637	933	2,450
Auto	—	—	—	—
Installment	—	—	—	—
Revolving Plans	—	—	—	—
Other	19,001	—	27,630	—
Total	$48,231	$1,637	$28,563	$2,450

The Bank purchased the above loan and lease receivables at a premium of $149 thousand and $56 thousand for the quarters ended March 31, 2025 and March 31, 2024, respectively. For the purchased loan and lease receivables disclosed above, the Bank did not incur any specific allowances for credit losses during the periods indicated. For loan and lease receivables sold for the quarters ended March 31, 2025 and March 31, 2024, there were no loans sold as part of securitizations.
NOTE 4 – COMMUNITY REINVESTMENT ACT INVESTMENTS
The Bank invests in qualified affordable housing projects. At March 31,2025 and December 31, 2024, the balance of the investment for qualified affordable housing projects was $13.8 million and $14.6 million, respectively. These balances are reflected in Interest Receivable and Other Assets on the Consolidated Balance Sheets. Remaining unfunded commitments related to the investments in qualified affordable housing projects totaled $1.1 million and $1.1 million as of March 31, 2025 and December 31, 2024, respectively. The Bank expects to fulfill these commitments through 2032.
The Bank recognized amortization expense of $0.8 million and $0.8 million during the quarters ended March 31, 2025 and 2024, respectively, which were included within Provision for Income Tax on the Consolidated Income Statements. The Bank’s outstanding portfolio of other Community Reinvestment Act (CRA) Investments as of March 31, 2025 and December 31, 2024 was $62.3 million and $55.9 million, respectively.
The majority of these CRA investments represent investments in small to mid-sized businesses throughout California. The Bank accounts for these CRA investments using the proportional amortization method of accounting and are reflected in Interest Receivable and Other Assets on the Consolidated Balance Sheets.

The Bank recognized dividend income of $0.36 million and $0.38 million as of March 31,2025 and 2024, respectively, which were included within Other Interest Income in the Consolidated Income Statements.
NOTE 5 – DERIVATIVE INSTRUMENTS
The Bank enters into interest rate swaps with loan customers. The specific terms of the interest rate swap agreements are tied to the terms of the underlying loan agreements. To avoid increasing internal interest rate risk as a result of these business activities, the Bank enters into offsetting swap agreements with Cooperative Rabobank, U.A. (CRUA) and a subsidiary of Rabo’s parent, which also provided various interest rate swap services to the Bank. The notional amount of interest rate swaps with loan customers and offsetting swap agreements as of March 31,2025 and December 31, 2024 were $716.3 million and $759.4 million, respectively. The net revenue on customer swaps for the quarters ending March 31, 2025 and March 31, 2024 were $54.0 thousand and $6.2 thousand, respectively, which are reported in Noninterest Income on the Consolidated Income Statements. The Bank’s customer related interest rate swaps provide an economic hedge but do not qualify for hedge accounting treatment. Fair value of interest rate swap contracts is reported within Interest Receivable and Other Assets and Interest Payable and Other Liabilities on the balance sheet. As of March 31, 2025 and December 31, 2024, the fair value of interest rate swap contracts within Interest Receivable and Other Assets were $9.4 million and $12.8 million and Interest Payable and Other Liabilities were $7.9 million and $11.1 million, respectively. The applicable Rabo counterparties deposited $9.5 million in cash collateral with the Bank to secure underlying derivative contracts as of March 31, 2025. Beginning in mid-2023, B&F Capital Markets, LLC (a Stifel Company) has provided the interest rate swap services to the Bank.
As a part of its mortgage origination process, the Bank enters into contracts that qualify as derivatives, including forward sale commitments and interest rate lock commitments. It is the Bank’s practice to enter into forward commitments for the future delivery of residential mortgage loans when interest rate lock commitments are entered into to economically hedge the effect of changes in the interest rates resulting from its commitments to fund the loans. These mortgage banking derivatives are not designated in hedge relationships. The notional amount of mortgage commitments and fair value included in the Consolidated Balance Sheets at March 31,2025 and December 31, 2024 can be seen in the following table:

	As of March 31, 2025
(in thousands)	Notional Amount	Fair Value
Included in Interest Receivable and Other assets:
Interest Rate Lock Commitments	$—	$—
Forward Sale Commitments	$—	$—
Included in Interest Payable and Other liabilities:
Interest Rate Lock Commitments	$367	$241
Forward Sale Commitments	$175	$—

	As of December 31, 2024
(in thousands)	Notional Amount	Fair Value
Included in Interest Receivable and Other assets:
Interest Rate Lock Commitments	$—	$—
Forward Sale Commitments	$—	$—
Included in Interest Payable and Other liabilities:
Interest Rate Lock Commitments	$430	$7
Forward Sale Commitments	$430	$—

NOTE 6 – DEPOSITS
The aggregate amount of time certificates of deposits that meet or exceed the FDIC Insurance limit of $250 thousand as of March 31, 2025 and December 31, 2024 were $395.5 million and $407.7 million, respectively. At March 31, 2025, the scheduled maturities of time certificates of deposit were as follows:

(in thousands)
Within one year	$884,326
One to two years	29,846
Two to three years	6,477
Three to four years	4,489
Four to five years	3,651
Thereafter	1,546
$930,335

The Bank accepts public deposits from various state, city and municipal agencies. Public deposits totaling $1.28 billion and $1.20 billion are included in demand deposits, interest bearing transaction accounts, savings accounts and time certificates of deposit as presented in the Consolidated Balance Sheets at March 31, 2025 and December 31, 2024, respectively. As required by law, the Bank pledges marketable securities as collateral for its public deposits in quantities of not less than 110% of the Bank’s deposit obligations for these public funds. The Bank had $1.4 billion and $1.4 billion pledged as collateral as of March 31, 2025 and December 31, 2024, respectively.
The Bank accepts deposits from its Investment Management and Trust Department for the benefit of certain trust customers. In accordance with state trust regulations, the Bank is required to secure any trust deposits that are in excess of the $250 thousand FDIC insurance limits by pledging marketable securities equal to those excess deposit balances. As of March 31, 2025 and December 31, 2024, the Bank held trust deposits of $1.31 million and $820 thousand, respectively, that were in excess of $250 thousand and which required securities collateralization.
NOTE 7 – BORROWINGS ARRANGEMENTS
Federal Home Loan Bank (FHLB) Advances
The Bank did not have any outstanding FHLB Advances as of March 31, 2025 and December 31, 2024.
As of March 31, 2025 and December 31, 2024, the Bank’s investment in capital stock of the FHLB of San Francisco totaled $17.3 million. The Bank had $6.5 billion of loans pledged to the FHLB, which permits up to $3.8 billion of additional borrowing capacity as of March 31, 2025.
Federal Reserve Bank Discount Window
The Bank had no outstanding Discount Window borrowings as of March 31, 2025 and December 31, 2024.
The Bank had pledged $1.7 billion of Consumer loans through the Borrower-In-Custody Program and $3.2 billion of investment securities to the Federal Reserve Bank Discount Window, which permits $4.3 billion of additional borrowing capacity as of March 31, 2025.
Brokered and Other Wholesale Funding
The Bank had no other outstanding debt as of March 31, 2025 and December 31, 2024.
The Bank had $4.5 billion of available borrowing capacity under borrowing lines established with other financial institutions as of March 31, 2025.

NOTE 8 – SHAREHOLDERS’ EQUITY AND DIVIDEND LIMITATIONS
During August 2019, the Bank issued 33,294 shares of its voting common stock and 3,376 of its nonvoting common stock. The Bank issued 30,313 shares of its voting common stock in an underwritten rights offering for gross proceeds of approximately $1.2 billion, net of offering costs of $6.9 million. In addition, as part of the consideration due for the acquisition of RNA, the Bank issued 2,981 shares of its voting and 3,376 shares of its nonvoting common stock to Rabo. The only consideration the Bank received for the issuance of the 6,357 shares was the acquisition of RNA, not cash.
The Federal Deposit Insurance Corporation and the State of California Department of Financial Protection and Innovation regulate the Bank. California banking laws limit each cash dividend to the lesser of retained earnings or net income for the last three years, net of any distributions made to shareholders during such period.
NOTE 9 – FAIR VALUE
Fair value is the exchange price that would be received for an asset or paid to transfer a liability (exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. There are three levels of inputs that may be used to measure fair values:
Level 1:	Quoted prices (unadjusted) for identical assets or liabilities in active markets that the reporting entity has the ability to access at the measurement date.
Level 2:
Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3:	Significant unobservable inputs that reflect a reporting entity's own assumptions about the assumptions that market participants would use in pricing an asset or liability.
The Bank used the following methods and significant assumptions to estimate fair value in accordance with ASC 820-10.
Assets and Liabilities Measured on a Recurring Basis
Debt Securities Available-for-Sale: The fair values of U.S. treasury securities and equity securities are generally determined by quoted market prices in active markets, if available (Level 1). If quoted market prices are not available, the Bank employs an independent pricing service that utilizes matrix pricing to calculate fair value. Such fair value measurements consider observable data such as dealer quotes, market spreads, cash flows, yield curves, live trading levels, trade execution data, market consensus prepayment speeds, credit information, and respective terms and conditions for debt instruments. The Bank employs procedures to monitor the pricing service's assumptions and establishes processes to challenge the pricing service's valuations that appear unusual or unexpected. Level 2 securities include U.S. government agency securities, mortgage backed securities - residential and commercial – collateralized loan obligations - and corporate bonds. When a market is illiquid or there is a lack of transparency around the inputs to valuation, the securities are classified as Level 3 and reliance is placed upon internally developed models, and management judgment and evaluation for valuation. The Bank had no securities available-for-sale classified as Level 3 at March 31, 2025 and December 31, 2024.
Derivative Instruments: Derivatives instruments include interest rate swaps and forward loan sales. Valuation for the swaps is calculated using key valuation inputs, including the SOFR swap curve, volatility curve, reset rates and updates to swap notional amounts. These instruments are classified as Level 2 in the fair value hierarchy. Valuation for the forward loan sales is the difference between the market value at the end of the month and the contract price. The fair value is based on the market value as indicated by Fannie Mae (the Bank’s purchaser) as of month end resulting in a Level 2 recurring basis classification.

The following table presents the Bank's Financial Assets and Liabilities measured at fair value on a recurring basis as of the dates indicated:

		Fair Value Measurements Using
(in thousands)	March 31, 2025	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Debt securities available-for-sale:
Obligations of states and political subdivisions	$90,369	$—	$90,369	$—
Mortgage backed securities - residential	3,031,579	—	3,031,579	—
Mortgage backed securities - commercial	242,723	—	242,723	—
Collateralized loan obligations	187,396	—	187,396	—
Corporate bonds	34,255	—	34,255	—
Total debt securities available-for-sale	$3,586,322	$—	$3,586,322	$—
Equity securities	$14,909	$—	$14,909	$—
Derivative assets	$9,416	$—	$9,416	$—
Derivative liabilities	$7,863	$—	$7,863	$—

		Fair Value Measurements Using
(in thousands)	December 31, 2024	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Debt securities available-for-sale:
Obligations of states and political subdivisions	$91,299	$—	$91,299	$—
Mortgage backed securities - residential	2,643,688	—	2,643,688	—
Mortgage backed securities - commercial	240,863	—	240,863	—
Collateralized loan obligations	50,000	—	50,000	—
Corporate bonds	39,401	—	39,401	—
Total debt securities available-for-sale	$3,065,251	$—	$3,065,251	$—
Equity securities	$15,355	$—	$15,355	$—
Derivative assets	$12,835	$—	$12,835	$—
Derivative liabilities	$11,056	$—	$11,056	$—

As of March 31, 2025 and December 31, 2024, there were no assets measured at fair value on a recurring basis using significant observable inputs (Level 3).
Assets and Liabilities Measured on a Non-Recurring Basis
Collateral Dependent Loan and Lease Receivables: The fair value of collateral dependent loan and lease receivables with specific allocations of the allowance for credit losses based on collateral values is generally based on recent real estate appraisals. These appraisals may utilize a single valuation approach or a combination of approaches including comparable sales and the income approach. Adjustments are routinely made in the appraisal process by the appraisers to adjust for differences between the comparable sales and income data available. Such adjustments are typically significant and result in a Level 3 classification of the inputs for determining fair value. Collateral dependent loans with specific allowance allocations of the allowance for credit losses, which are measured for dependency using the fair value of the collateral for collateral dependent loans.
Other real estate owned: Non-recurring adjustments to certain commercial and residential real estate properties classified as other real estate owned are measured at the lower of the carrying amount or fair value, less costs to sell. Fair values are generally based on third party appraisals of the property or internal evaluations based on comparable sales, resulting in a Level 3 classification. Appraisals for both collateral-dependent impaired loans and real estate owned are performed by certified general appraisers (for commercial properties) or certified residential appraisers (for residential properties) whose qualifications and licenses have been reviewed and verified by the Bank. Once received, a member of the Appraisal Department reviews the assumptions and approaches utilized in the appraisal as well as the overall resulting fair value in comparison with independent data sources such as recent market data or industry-wide statistics. These appraisals may utilize a single valuation approach or a combination of approaches including comparable sales and the income approach. In cases where the carrying amount exceeds the fair value, less cost to sell, an impairment loss is recognized. Management also considers inputs regarding market trends or other relevant factors and selling and commission costs.
As of the quarters ended March 31, 2025 and December 31, 2024, the fair value of other real estate owned as presented in the Consolidated Balance Sheets was $13.4 million and $15.6 million, respectively. Other real estate owned assets fall under a level 3 fair value measurement methodology.
For the quarters ended March 31, 2025 and December 31, 2024 there were no collateral dependent loans with specific allowance allocations of the allowance for credit losses, which are measured for impairment using the fair value of the collateral for collateral dependent loans.
The following is a summary of the estimated fair value and carrying value of the Bank’s financial instruments as of March 31, 2025 and December 31, 2024 and the methods and assumptions used to evaluate them:

	March 31, 2025		December 31, 2024
(in thousands)	Estimated Fair Value	Carrying Value	Estimated Fair Value	Carrying Value
Assets:
Cash and cash equivalents	$798,309	$798,309	$999,711	$999,711
Securities available-for-sale	3,586,322	3,586,322	3,065,251	3,065,251
Securities held-to-maturity	1,207,665	1,416,914	1,196,000	1,440,494
Loans held for sale	219	219	543	543
Loan and lease receivables, net	8,818,227	9,340,509	8,817,007	9,554,939
Accrued interest receivable	51,866	51,866	49,951	49,951
Equity securities	14,909	14,909	15,355	15,355
Derivative asset	9,416	9,416	12,835	12,835

Liabilities:
Deposits:
Noninterest-bearing demand deposits	(5,495,994)	(5,495,994)	(5,616,116)	(5,616,116)
Interest-bearing transaction accounts	(6,357,909)	(6,357,909)	(6,138,909)	(6,138,909)
Savings and time deposits	(2,123,347)	(2,132,323)	(2,177,003)	(2,186,779)
Derivative liabilities	(7,863)	(7,863)	(11,056)	(11,056)
Accrued interest payable on deposits	(4,168)	(4,168)	(5,980)	(5,980)

Cash and cash equivalents: For these short-term instruments, the carrying value is a reasonable approximation of fair value. Level 1 inputs were utilized to determine fair value of cash and cash equivalents.
Securities: Fair value of securities is determined by reference to quoted market prices, if available. Fair value of securities was determined pursuant to the fair value measurements hierarchy, utilizing either Level 1, 2 or 3 valuation inputs. Level 1 and Level 2 inputs were utilized to determine fair value of all security investments disclosed previously.
Loans held for sale: The carrying amount for loans held for sale reflects the lower of cost of market, including deferred loan fees and costs. The fair value of the loans held for sale was derived from quoted market prices of loans with similar terms or actual prices at which loans were committed for sale. Level 2 inputs were utilized to determine fair value of loans held for sale. For 1-4 Family SFR loans held for sale, carrying value approximates fair value. This population of loans is typically sold within 30 days of origination and is immaterial in nature.
Loan and lease receivables, net: In accordance with ASU 2016-01, the fair value of loan and lease receivables presented utilizes the exit price notion (that is, not a forced liquidation or distressed sale). The calculation of fair value for loans and leases incorporates the following elements: contractual cash flows, prepayment cash flows, discount spreads and credit loss valuation estimates. Contractual cash flow is a stream of principal and interest payments and future repricings that are agreed upon by a party and counterparty at the time of an instrument’s origination.

Prepayment cash flow is any principal payment not considered a contractual cash flow payment (e.g., curtailment or payoff). Discount spreads are offsets from a market benchmark yield curve that are used when calculating the fair market value of a financial instrument. The Bank’s allowance for credit losses is a reasonable estimate of the valuation allowance needed to adjust computed fair values for credit quality of certain loans in the portfolio. Level 3 inputs were utilized to determine fair value of loan and lease receivables, net.
Derivative instruments: Valuation for the swaps is calculated using key valuation inputs, including the SOFR swap curve, volatility curve, reset rates and updates to swap notional amounts. These instruments are classified as Level 2 in the fair value hierarchy.
Deposits: The fair value of fixed rate certificates of deposit have been estimated by discounting all future cash flows of certificates using the current rate at which similar certificates are being offered to depositors for the same average life of the portfolio. All other deposits are either noninterest-bearing or are tied to competitive money market deposit rates and are assumed to be due or able to be repriced on demand. For these deposits, the carrying amount is a reasonable estimate of fair value. Level 1 inputs for deposits were $13.1 billion and $13.0 billion as of March 31, 2025 and December 31, 2024, respectively. There were no Level 2 inputs for deposits as of March 31, 2025 and December 31, 2024. Level 3 inputs for deposits were $930.5 million and $970.1 million as of March 31, 2025 and December 31, 2024, respectively.
Accrued interest receivable: The carrying value is a reasonable approximation of fair value. Level 1 inputs for accrued interest receivable were $0 as of March 31, 2025 and December 31, 2024. Level 2 inputs for accrued interest receivable were $19.1 million and $16.3 million as of March 31, 2025 and December 31, 2024, respectively. Level 3 inputs for accrued interest receivable were $32.7 million and $33.6 million as of March 31, 2025 and December 31, 2024, respectively.
Accrued interest payable: The carrying value is a reasonable approximation of fair value. Level 1 inputs for accrued interest payable were $595 and $499 thousand as of March 31, 2025 and December 31, 2024, respectively. Level 2 inputs for accrued interest payable were $0 as of March 31, 2025 and December 31, 2024. Level 3 inputs for accrued interest payable were $3.6 million and $5.5 million as of March 31, 2025 and December 31, 2024, respectively.
Commitments to extend credit and standby and trade letters of credit: The fair value of these commitments is not a significant amount and is not disclosed.
NOTE 10 – EARNINGS PER SHARE
The following table summarizes the calculation of earnings per share:

	Quarter Ended March 31,
(in thousands, except share and per share data)	2025	2024
Net income (loss)	$43,791	$(113,293)
Weighted average shares:
Basic weighted average common shares outstanding	64,230	64,225
Dilutive effect of unvested restricted stock units	18	—
Diluted weighted average common shares outstanding	64,248	64,225
Net income (loss) per share:
Basic earnings per share	$681.79	$(1,764.00)
Diluted earnings per share	$681.59	$(1,764.00)

For the quarter ended March 31, 2024, 55 restricted stock units were excluded from the calculation of diluted earnings per share because they were antidilutive.

Annex A
AGREEMENT AND PLAN OF MERGER

by and among

MECHANICS BANK,

HOMESTREET, INC.

AND

HOMESTREET BANK
Dated March 28, 2025

INDEX OF DEFINED TERMS

Page
$	A-56
Acquisition Proposal	A-48
affiliate	A-55
Agreement	A-9
Articles	A-55
Assumed RSU Award	A-12
BHC Act	A-15
Bonus Payment Date	A-44
business day	A-55
California Secretary	A-10
CDFI	A-10
CFC	A-9
CGCL	A-9
Chosen Courts	A-56
Class A Parent Common Stock	A-11
Class B Parent Common Stock	A-11
Closing Date	A-11
Closing Year Bonuses	A-44
Closing	A-11
Code	A-9
Company 401(k) Plan	A-45
Company Articles	A-10
Company Benefit Plans	A-44
Company Bylaws	A-10
Company Common Stock	A-11
Company Contracts	A-22
Company Disclosure Schedule	A-14
Company Equity Plans	A-12
Company Financial Statements	A-18
Company Indemnified Parties	A-46
Company Premium Cap	A-46
Company Regulatory Agreement	A-23
Company RSU Award	A-12
Company Securities	A-16
Company Subsidiary Securities	A-16
Company Subsidiary	A-16
Company Tax Opinion	A-51
Company	A-9
Confidential Supervisory Information	A-14
Confidentiality Agreement	A-41
Consent Solicitation Statement	A-17
Continuing Employee	A-44
dollars	A-56
Effective Time	A-10
Enforceability Exceptions	A-17

Page
Environmental Law	A-33
ERISA	A-29
Exchange Act	A-22
Exchange Agent	A-12
Exchange Fund	A-13
Exchange Ratio	A-11
Excluded Shares	A-11
Exhibits	A-55
Existing Shareholders Agreement	A-36
FDIC	A-16
Federal Reserve Board	A-17
GAAP	A-15
Government Order	A-40
Governmental Entity	A-18
HSR Act	A-18
include	A-55
includes	A-55
including	A-55
Indemnified Parties	A-46
Intellectual Property	A-34
Intervening Event	A-43
IRS	A-29
knowledge	A-55
law	A-56
laws	A-56
Liens	A-17
Loans	A-22
made available	A-55
Material Adverse Effect	A-15
Material Burdensome Condition	A-41
Merger Consideration	A-11
Merger	A-9
Multiemployer Plan	A-29
New Certificate	A-13
New Certificates	A-12
New Parent Equity Incentive Plan	A-42
Non-Voting Company Common Stock	A-11
Non-Voting Exchange Ratio	A-11
NYSE	A-17
Old Certificate	A-11
or	A-55
ordinary course of business	A-19
ordinary course	A-19
Pandemic Measures	A-15
Pandemic	A-15
Parent 401(k) Plan	A-45
Parent Agent	A-35

Page
Parent Articles Amendment	A-49
Parent Articles	A-24
Parent Bank	A-9
Parent Benefit Plans	A-29
Parent Board Recommendation	A-42
Parent Bylaw Amendment	A-49
Parent Bylaws	A-24
Parent Common Stock	A-11
Parent Contract	A-32
Parent Disclosure Schedule	A-23
Parent Equity Awards	A-12
Parent Equity Plan	A-11
Parent ERISA Affiliate	A-29
Parent Indemnified Parties	A-46
Parent Meeting	A-42
Parent Owned Properties	A-33
Parent Premium Cap	A-46
Parent Proposals	A-42
Parent PSU	A-11
Parent PSUs	A-24
Parent Real Property	A-33
Parent Regulatory Agreement	A-36
Parent Reports	A-23
Parent RSU	A-11
Parent RSUs	A-24
Parent Securities	A-25
Parent Share Issuance	A-25
Parent Subsidiary Securities	A-25
Parent Subsidiary	A-24
Parent Tax Opinion	A-51
Parent	A-9
Parties	A-9
Party	A-9
Performance Bonus Plan	A-44
Permitted Encumbrances	A-33
person	A-55
Personal Data	A-21
Proxy Statement	A-17
Recommendation Change	A-42
Registration Rights Agreement	A-9
Regulatory Agencies	A-18
Representatives	A-48
Requisite Company Vote	A-17
Requisite Parent Vote	A-25
Requisite Regulatory Approvals	A-40
S-4	A-18
Sarbanes-Oxley Act	A-21

Page
Schedules	A-55
SEC	A-15
Sections	A-55
Securities Act	A-22
Security Breach	A-21
Specified Date	A-52
SRO	A-18
Subsidiary	A-15
Superior Proposal	A-43
Support Agreement	A-9
Surviving Entity	A-9
Takeover Restrictions	A-22
Tax Opinions	A-51
Tax Return	A-20
Tax	A-20
Taxes	A-20
Termination Date	A-52
Termination Fee	A-53
the date hereof	A-55
transactions contemplated by this Agreement	A-55
transactions contemplated hereby	A-55
Voting Company Common Stock	A-11
Washington Secretary	A-10
WBCA	A-9
WCBA	A-9
WDFI	A-10

AGREEMENT AND PLAN OF MERGER
AGREEMENT AND PLAN OF MERGER, dated March 28, 2025 (this “Agreement”), by and among Mechanics Bank, a California banking corporation (“Company”), HomeStreet, Inc., a Washington corporation (“Parent”), and HomeStreet Bank, a Washington state-chartered commercial bank and a direct and wholly owned subsidiary of Parent (“Parent Bank” and together with Parent, the “Parent Parties”).
W I T N E S S E T H:
WHEREAS, the respective Boards of Directors of each of Company, Parent and Parent Bank (together, the “Parties” and each, a “Party”) have determined that it is in the best interests of their respective companies and their respective shareholders to consummate the strategic business combination transactions provided for in this Agreement, pursuant to which Parent Bank will, subject to the terms and conditions set forth in this Agreement, merge with and into Company (the “Merger”), so that Company is the surviving entity in the Merger (sometimes referred to in such capacity as the “Surviving Entity”).
WHEREAS, in furtherance thereof, the Board of Directors of Company has approved the transactions contemplated by this Agreement, including the Merger, and resolved to submit this Agreement to its shareholders for approval and to recommend that its shareholders approve this Agreement and the transactions contemplated hereby, including the Merger, and the principal terms thereof, in accordance with the applicable provisions of the California Financial Code (the “CFC”) and the California General Corporation Law (the “CGCL”).
WHEREAS, in furtherance thereof, the Board of Directors of Parent Bank has approved the transactions contemplated by this Agreement, including the Merger, and resolved to submit this Agreement to Parent, as its sole shareholder, for approval and to recommend that Parent, as its sole shareholder, approve this Agreement and the transactions contemplated hereby, including the Merger, in accordance with the applicable provisions of the Washington Commercial Bank Act (the “WCBA”) and the Washington Business Corporation Act (as amended, the “WBCA”).
WHEREAS, in furtherance thereof, the Board of Directors of Parent has approved the transactions contemplated by this Agreement, including the issuance of Parent Common Stock (as defined below) as Merger Consideration (as defined below) and the Parent Articles Amendment (as defined below), and resolved to submit the Parent Share Issuance (as defined below) and the Parent Articles Amendment to its shareholders for approval and to recommend that its shareholders approve the Parent Share Issuance and the Parent Articles Amendment.
WHEREAS, it is contemplated that as soon as practicable, and in no event later than twenty-four (24) hours, following the execution of this Agreement, and as an inducement to and condition of the Parent Parties’ willingness to enter into this Agreement, certain shareholders of Company (each solely in his or her capacity as a shareholder of Company), representing holders of the issued and outstanding shares of Company Common Stock sufficient to obtain the Requisite Company Vote, will enter into support agreements in substantially the forms set forth in Exhibit A, as applicable (each, a “Support Agreement”), pursuant to which each such shareholder will, among other things, agree to vote by written consent all of their shares of Company Common Stock in favor of the approval of this Agreement and the transactions contemplated hereby, including the Merger.
WHEREAS, concurrently with the execution of this Agreement, Parent, Company and certain shareholders of Company and their respective affiliates have entered into a registration rights agreement (the “Registration Rights Agreement”), which shall become effective as of, and subject to, the Effective Time.
WHEREAS, for federal income tax purposes, it is intended that the Merger shall qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and this Agreement is intended to be and is adopted as a plan of reorganization for purposes of Sections 354 and 361 of the Code.
WHEREAS, the Parties desire to make certain representations, warranties and agreements in connection with the Merger and also to prescribe certain conditions to the Merger.

NOW, THEREFORE, in consideration of the mutual covenants, representations, warranties and agreements contained in this Agreement, and intending to be legally bound by this Agreement, the Parties agree as follows:
Article I
THE MERGER
1.1 The Merger.
(a) General. Subject to the terms and conditions of this Agreement, at the Effective Time (as defined below), Parent Bank shall be merged with and into Company in accordance with, and with the effects provided in, this Agreement and applicable provisions of the WCBA, the WBCA, the CGCL and the CFC. At the Effective Time, the separate corporate existence of Parent Bank shall cease, and Company shall continue, as the surviving corporation of the Merger, as a banking corporation incorporated under the laws of the State of California.
(b) Effective Time. On or, if agreed by Company and Parent, prior to the Closing Date, Company and Parent Bank shall duly execute and deliver, or cause to be delivered, to the Secretary of State of the State of California (the “California Secretary”), the California Department of Financial Protection & Innovation, Division of Corporations and Financial Institutions (the “CDFI”), the Secretary of State of the State of Washington (the “Washington Secretary”) and the Washington Department of Financial Institutions, Division of Banks (“WDFI”), such certificates or articles of merger and such other documents and certificates as are necessary to make the Merger effective pursuant to the WCBA, the WBCA, the CGCL and the CFC. The Merger shall become effective when this Agreement shall have been filed with and accepted by the CDFI in accordance with Section 4887(b) of the CFC (such time hereinafter referred to as the “Effective Time”).
(c) Effects of the Merger. At and after the Effective Time, the Merger shall have the effects set forth in the applicable provisions of this Agreement, the WCBA, the WBCA, the CGCL and the CFC. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all property, rights, interests, privileges, powers and franchises of Parent Bank shall vest in the Surviving Entity, and all debts, liabilities, obligations, restrictions, disabilities and duties of Parent Bank shall become and be debts, liabilities, obligations, restrictions, disabilities, and duties of the Surviving Entity.
(d) Company Stock. Pursuant to Section 1.3, at the Effective Time, each share of Company Common Stock, but excluding the Excluded Shares (each as defined below), shall be converted into the right to receive Merger Consideration (as defined below).
(e) Parent Bank Stock. At the Effective Time, by virtue of the Merger, and without any action on the part of Parent, Parent Bank, Company or the holder of any securities of Parent, Parent Bank or Company, each share of common stock, no par value per share, of Parent Bank issued and outstanding immediately prior to the Effective Time shall be converted into one share of common stock, par value $50 per share, of the Surviving Entity.
(f) Articles of Incorporation of the Surviving Entity. At the Effective Time, the articles of incorporation of Company (the “Company Articles”), as in effect immediately prior to the Effective Time, shall continue to be the articles of incorporation of the Surviving Entity until thereafter amended in accordance with applicable law.
(g) Bylaws of the Surviving Entity. At the Effective Time, the bylaws of Company (the “Company Bylaws”), as in effect immediately prior to the Effective Time, shall continue to be the bylaws of the Surviving Entity until thereafter amended in accordance with applicable law.
(h) Directors and Officers of the Surviving Entity. The directors and officers of Company as of immediately prior to the Effective Time shall, at and after the Effective Time, be the directors and officers, respectively, of the Surviving Entity, such individuals to serve in such capacities until such time as their successors shall have been duly elected or appointed and qualified or until their earlier death, resignation, or removal from office.
(i) Name of the Surviving Entity. The legal name of the Surviving Entity shall be Company’s name.
(j) Home Offices. The home office and branch offices of Company existing immediately prior to the Effective Time shall continue to be the home office and branch offices, respectively, of the Surviving Entity. Immediately following the Effective Time, the Surviving Entity shall continue to operate the home office and branch offices of Parent Bank.

1.2 Closing. Subject to the terms and conditions of this Agreement, the closing of the transactions contemplated by this Agreement, including the Merger (the “Closing”), will take place by electronic exchange of documents at 12:01 a.m., New York City time, on the first business day of the month immediately following the month in which the last of the conditions in Article VII (other than those conditions that by their nature can only be satisfied at the Closing, but subject to the satisfaction or waiver thereof at the Closing) unless another date, time or place is agreed to in writing by Company and Parent. The date on which the Closing occurs is referred to in this Agreement as the “Closing Date.”
1.3 Conversion of Company Common Stock. At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Company, Parent Bank or the holder of any securities of Parent, Parent Bank or Company:
(a) Subject to Section 2.2(c), each share of the common stock, par value $50 per share, of Company designated as Voting Common Stock (the “Voting Company Common Stock”) and each share of the common stock, par value $50 per share, of Company designated as Non-Voting Common Stock (the “Non-Voting Company Common Stock”) issued and outstanding immediately prior to the Effective Time (the Voting Company Common Stock and the Non-Voting Company Common Stock, collectively, the “Company Common Stock”), except for shares of Company Common Stock owned by Company or Parent (in each case other than shares of Company Common Stock (x) held in trust accounts, managed accounts, mutual funds and the like, or otherwise held in a fiduciary or agency capacity that are beneficially owned by third parties, or (y) held, directly or indirectly, by Company or Parent in respect of debts previously contracted) (the “Excluded Shares”), shall be converted into the right to receive: (A) in the case of Voting Company Common Stock, 3,301.0920 shares (the “Exchange Ratio”, and such shares collectively, the “Voting Merger Consideration”) of the class A common stock, no par value, of Parent (the “Class A Parent Common Stock”), and (B) in the case of the Non-Voting Company Common Stock, 330.1092 shares (the “Non-Voting Exchange Ratio”, and such shares collectively, with the Voting Merger Consideration, the “Merger Consideration”) of the class B common stock, no par value, of Parent as set forth in the Parent Articles Amendment (the “Class B Parent Common Stock”) (the common stock, no par value, of Parent prior to the effectiveness of the Parent Articles Amendment and, following the effectiveness of the Parent Articles Amendment, the Class A Parent Common Stock and the Class B Parent Common Stock, collectively, the “Parent Common Stock”).
(b) All the shares of Company Common Stock converted into the right to receive the Merger Consideration pursuant to this Article I shall no longer be outstanding and shall automatically be cancelled and shall cease to exist as of the Effective Time, and each certificate (each, an “Old Certificate,” it being understood that any reference in this Agreement to “Old Certificate” shall be deemed to include reference to book-entry account statements relating to the ownership of shares of Company Common Stock) previously representing any such shares of Company Common Stock shall thereafter represent only the right to receive (i) a New Certificate (as defined below) representing the number of whole shares of Parent Common Stock which such shares of Company Common Stock have been converted into the right to receive, (ii) cash in lieu of fractional shares which the shares of Company Common Stock represented by such Old Certificate have been converted into the right to receive pursuant to this Section 1.3 and Section 2.2, without any interest thereon, and (iii) any dividends or distributions which the holder thereof has the right to receive pursuant to Section 2.2, in each case, without any interest thereon.
(c) Notwithstanding anything in this Agreement to the contrary, at the Effective Time, all shares of Company Common Stock that are owned by Company or the Parent Parties (in each case other than shares of Company Common Stock (i) held in trust accounts, managed accounts, mutual funds and the like, or otherwise held in a fiduciary or agency capacity that are beneficially owned by third parties, or (ii) held, directly or indirectly, by Company or Parent in respect of debts previously contracted) shall be cancelled and shall cease to exist and no Merger Consideration or other consideration shall be delivered in exchange therefor.
1.4 Treatment of Parent Equity Awards.
(a) At the Effective Time, each restricted stock unit award (“Parent RSU”) granted under the Amended and Restated Parent 2014 Equity Incentive Plan (the “Parent Equity Plan”) that is outstanding immediately prior to the Effective Time shall remain outstanding and be continued subject to the same terms and conditions (including vesting terms and terms with respect to dividend equivalents) as applied immediately prior to the Effective Time.
(b) At the Effective Time, (i) any vesting conditions applicable to each performance stock unit award granted under the Parent Equity Plan that is outstanding immediately prior to the Effective Time (“Parent PSU”), whether vested or unvested, shall, automatically and without any required action on the part of the holder thereof, accelerate

(with performance deemed achieved at target levels), and (ii) each Parent PSU shall, automatically and without any required action on the part of the holder thereof, be cancelled and shall only entitle the holder of such Parent PSU to receive (without interest), less applicable Tax withholdings, as soon as reasonably practicable after the Effective Time (but in any event no later than ten (10) business days after the Effective Time), (A) a number of shares of Class A Parent Common Stock equal to the number of shares of Parent Common Stock (immediately prior to the Effective Time) subject to such Parent PSU based on target performance, plus (B) an amount in cash equal to the amount of all dividends, if any, accrued but unpaid as of the Effective Time with respect to such Parent PSU based on target performance; provided, that, notwithstanding anything to the contrary herein, with respect to any Parent PSUs that constitute nonqualified deferred compensation subject to Section 409A of the Code and that are not permitted to be paid at the Effective Time without triggering a Tax or penalty under Section 409A of the Code, such payment shall be made at the earliest time permitted under the applicable Parent Equity Plan and award agreement that will not trigger a Tax or penalty under Section 409A of the Code.
(c) At or prior to the Effective Time, the Board of Directors of Parent or the appropriate committee thereof shall adopt any resolutions and take any actions that are necessary or appropriate to effectuate the provisions of this Section 1.4.
1.5 Treatment of Company Equity Awards.
(a) At the Effective Time, each incentive unit award or restricted stock unit award granted under the Company’s 2017 Incentive Unit Plan or 2022 Omnibus Incentive Plan (together, the “Company Equity Plans”) in respect of shares of Company Common Stock (a “Company RSU Award”) that is outstanding immediately prior to the Effective Time shall, automatically and without any required action on the part of the holder thereof, be converted into a restricted stock unit award (an “Assumed RSU Award”) in respect of that number of shares of Class A Parent Common Stock (rounded to the nearest whole share) equal to the product of (i) the total number of shares of Company Common Stock subject to the Company RSU Award immediately prior to the Effective Time multiplied by (ii) the Exchange Ratio. Except as expressly provided in this Section 1.5(a), each such Assumed RSU Award shall be subject to the same terms and conditions (including vesting terms, performance measures, and terms with respect to dividend equivalents) as applied to the corresponding Company RSU Award immediately prior to the Effective Time.
(b) At or prior to the Effective Time, the Board of Directors of Company or the appropriate committee thereof shall adopt any resolutions and take any actions that are necessary or appropriate to effectuate the provisions of this Section 1.5. Promptly following the Effective Time, Parent shall file with the SEC an effective registration statement on Form S-8 with respect to the shares of Parent Common Stock underlying the Assumed RSU Awards.
1.6 Adjustments. If during the period between the date of this Agreement and the Effective Time, the outstanding shares of capital stock of Parent or Company shall have been changed into a different number or class of shares (including by reason of any reclassification, recapitalization, stock split or combination, exchange or readjustment of shares or similar transaction, or stock dividend thereon with a record date during such period, but excluding any change that results from any exercise or vesting of Company RSU Awards, Parent RSUs or Parent PSUs (the Parent RSUs together with the Parent PSUs, the “Parent Equity Awards”) outstanding as of the date hereof in accordance with their terms), the Exchange Ratio, Non-Voting Exchange Ratio and any other amounts payable pursuant to this Agreement shall be appropriately adjusted to provide Parent and the holders of shares of Company Common Stock, Company RSU Awards and Parent Equity Awards the same economic effect as contemplated by this Agreement prior to such event; provided that nothing in this Section 1.6 shall be construed to permit Parent or Company to take any action that is otherwise prohibited by the terms of this Agreement.
1.7 Tax Consequences. It is intended that the Merger shall qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and that this Agreement is intended to be and is adopted as a plan of reorganization for the purposes of Sections 354 and 361 of the Code.
Article II
EXCHANGE OF SHARES
2.1 Parent to Make Consideration Available. At or prior to the Effective Time, Parent shall deposit, or shall cause to be deposited, with an exchange agent mutually agreed upon by Parent and Company (the “Exchange Agent”), for exchange in accordance with this Article II for the benefit of the holders of Old Certificates, evidence in book-entry form representing shares of Parent Common Stock to be issued pursuant to Section 1.3 (the “New

Certificates”), it being understood that any reference in this Agreement to a “New Certificate” shall be deemed to include reference to book-entry account statements relating to the ownership of shares of Parent Common Stock to be issued pursuant to Section 1.3, and cash in lieu of any fractional shares to be paid pursuant to Section 2.2(e) (such cash and New Certificates, together with any dividends or distributions with respect to shares of Parent Common Stock payable in accordance with Section 2.2(b), being hereinafter referred to as the “Exchange Fund”).
2.2 Exchange of Shares.
(a) As promptly as practicable after the Effective Time, but in no event later than ten (10) days thereafter, Parent and Company shall cause the Exchange Agent to mail to each holder of record of one or more Old Certificates representing shares of Company Common Stock immediately prior to the Effective Time that have been converted at the Effective Time into the right to receive Parent Common Stock pursuant to Section 1.3 a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Old Certificates shall pass, only upon proper delivery of the Old Certificates to the Exchange Agent) and instructions for use in effecting the surrender of the Old Certificates in exchange for New Certificates representing the number of whole shares of Parent Common Stock and any cash in lieu of fractional shares which the shares of Company Common Stock represented by such Old Certificate or Old Certificates shall have been converted into the right to receive pursuant to this Agreement as well as any dividends or distributions to be paid pursuant to Section 2.2(b). Upon proper surrender of an Old Certificate or Old Certificates for exchange and cancellation to the Exchange Agent, together with such properly completed letter of transmittal, duly executed, or, in the case of uncertificated shares not held through the Depository Trust Company, receipt of an “agent’s message” by the Exchange Agent (or such other evidence of transfer as the Exchange Agent may reasonably request), the holder of such Old Certificate or Old Certificates shall be entitled to receive in exchange therefor, as applicable, (i) a New Certificate representing that number of whole shares of Parent Common Stock to which such holder of Company Common Stock shall have become entitled pursuant to the provisions of Section 1.3 and/or (ii) a check representing the amount of (x) any cash in lieu of fractional shares which such holder has the right to receive in respect of the Old Certificate or Old Certificates surrendered pursuant to the provisions of Section 2.2(e) and (y) any dividends or distributions which the holder thereof has the right to receive pursuant to Section 2.2(b), and the Old Certificate or Old Certificates so surrendered shall forthwith be cancelled. No interest will be paid or accrued on any cash in lieu of fractional shares or dividends or distributions payable to holders of Old Certificates. Until surrendered as contemplated by this Section 2.2, each Old Certificate shall be deemed at any time after the Effective Time to represent only the right to receive, upon surrender, the number of whole shares of Parent Common Stock which the shares of Company Common Stock represented by such Old Certificate have been converted into the right to receive and any cash in lieu of fractional shares or in respect of dividends or distributions as contemplated by this Section 2.2.
(b) No dividends or other distributions declared with respect to Parent Common Stock shall be paid to the holder of any unsurrendered Old Certificate until the holder thereof shall surrender such Old Certificate in accordance with this Article II. After the surrender of an Old Certificate in accordance with this Article II, the record holder thereof shall be entitled to receive any such dividends or other distributions, without any interest thereon, which theretofore had become payable with respect to the whole shares of Parent Common Stock that the shares of Company Common Stock represented by such Old Certificate have been converted into the right to receive.
(c) If any New Certificate representing shares of Parent Common Stock is to be issued in a name other than that in which the Old Certificate or Old Certificates surrendered in exchange therefor is or are registered, it shall be a condition of the issuance thereof that the Old Certificate or Old Certificates so surrendered shall be properly endorsed (or accompanied by an appropriate instrument of transfer) and otherwise be in proper form for transfer, and that the person requesting such exchange shall pay to the Exchange Agent in advance any transfer or other similar Taxes required by reason of the issuance of a New Certificate representing shares of Parent Common Stock in any name other than that of the registered holder of the Old Certificate or Old Certificates surrendered, or required for any other reason, or shall establish to the satisfaction of the Exchange Agent that such Tax has been paid or is not payable.
(d) After the Effective Time, there shall be no transfers on the stock transfer books of Company of the shares of Company Common Stock that were issued and outstanding immediately prior to the Effective Time. If, after the Effective Time, Old Certificates representing such shares are presented for transfer to the Exchange Agent, they shall be cancelled and exchanged as provided in this Article II.

(e) Notwithstanding anything to the contrary contained in this Agreement, no New Certificates or scrip representing fractional shares of Parent Common Stock shall be issued upon the surrender for exchange of Old Certificates, no dividend or distribution with respect to Parent Common Stock shall be payable on or with respect to any fractional share, and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a shareholder of Parent. In lieu of the issuance of any such fractional share, Parent shall pay to each former holder of Company Common Stock who otherwise would be entitled to receive such fractional share an amount in cash (rounded to the nearest cent) determined by multiplying (i) the average of the closing-sale prices of Parent Common Stock on the NASDAQ (or NYSE, if applicable) as reported by The Wall Street Journal for the consecutive period of five (5) full trading days ending on the trading day immediately preceding the Closing Date (or, if not reported therein, in another authoritative source mutually agreed upon by Company and Parent) by (ii) the fraction of a share (after taking into account all shares of Company Common Stock held by such holder immediately prior to the Effective Time and rounded to the nearest one-thousandth when expressed in decimal form) of Parent Common Stock which such holder would otherwise be entitled to receive pursuant to Section 1.3 (in the case of rounding in respect of Class B Parent Common Stock, multiplied by the Deemed Conversion Ratio (as defined in the Parent Articles Amendment)). The Parties acknowledge that payment of such cash consideration in lieu of issuing fractional shares is not separately bargained-for consideration, but merely represents a mechanical rounding off for purposes of avoiding the expense and inconvenience that would otherwise be caused by the issuance of fractional shares.
(f) Any portion of the Exchange Fund that remains unclaimed by the shareholders of Company for twelve (12) months after the Effective Time shall be paid to Parent. Any former holders of Company Common Stock who have not theretofore complied with this Article II shall thereafter look only to Parent for payment of the shares of Parent Common Stock, cash in lieu of any fractional shares and any unpaid dividends and distributions on the Parent Common Stock deliverable in respect of each former share of Company Common Stock such holder holds as determined pursuant to this Agreement without any interest thereon. Notwithstanding the foregoing, none of Parent, Company, the Exchange Agent or any other person shall be liable to any former holder of shares of Company Common Stock for any amount delivered in good faith to a public official pursuant to applicable abandoned property, escheat or similar laws.
(g) Parent shall be entitled to deduct and withhold, or cause the Exchange Agent to deduct and withhold, from any cash in lieu of fractional shares of Parent Common Stock, cash dividends or distributions payable pursuant to this Section 2.2 or any other consideration payable pursuant to this Agreement to any holder of Company Common Stock or any other person (including any person holding Company RSU Awards) such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code or any provision of state, local or foreign Tax law. To the extent that amounts are so withheld by Parent or the Exchange Agent, as the case may be, and paid over to the appropriate Governmental Entity, the withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of Company Common Stock or Company RSU Awards in respect of which the deduction and withholding was made by Parent or the Exchange Agent, as the case may be.
(h) In the event any Old Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Old Certificate to be lost, stolen or destroyed and, if required by Parent or the Exchange Agent, the posting by such person of a bond in such amount as Parent or the Exchange Agent may determine is necessary as indemnity against any claim that may be made against it with respect to such Old Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Old Certificate the shares of Parent Common Stock, any cash in lieu of fractional shares and any unpaid dividends and distributions on the Parent Common Stock deliverable in respect thereof pursuant to this Agreement.
Article III
REPRESENTATIONS AND WARRANTIES OF COMPANY
Except as disclosed in the disclosure schedule delivered by Company to the Parent Parties concurrently with this Agreement (the “Company Disclosure Schedule”); provided that (i) no such item is required to be set forth as an exception to a representation or warranty (x) if its absence would not result in the related representation or warranty being deemed untrue or incorrect or (y) as contemplated by Section 9.14 to the extent that disclosing such item would involve the disclosure of confidential supervisory information (including confidential supervisory information as defined in 12 C.F.R. § 261.2(c) and as identified in 12 C.F.R. § 309.5(g)(8)) (“Confidential Supervisory Information”), provided, further, that to the extent legally permissible, appropriate substitute disclosures shall be made under circumstances in which the limitations of this clause (y) apply, (ii) the mere inclusion of an item in the Company Disclosure Schedule as an exception to a representation or warranty shall not be deemed an admission by

Company that such item represents a material exception or fact, event or circumstance or that such item would reasonably be expected to have a Material Adverse Effect on Company and (iii) any disclosures made with respect to a section of Article III shall be deemed to qualify (1) any other section of Article III specifically referenced or cross-referenced and (2) other sections of Article III to the extent it is reasonably apparent on its face (notwithstanding the absence of a specific cross reference) from a reading of such disclosure that such disclosure applies to such other sections, Company hereby represents and warrants to the Parent Parties as follows:
3.1 Corporate Organization.
(a) Company is a corporation duly organized, validly existing and in good standing under the laws of the State of California. Company has the corporate power and authority to own, lease or operate all its properties and assets and to carry on its business as it is now being conducted. Company is duly licensed or qualified to do business and in good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned, leased or operated by it makes such licensing, qualification or standing necessary, except where the failure to be so licensed or qualified or to be in good standing would not reasonably be expected to have a Material Adverse Effect on Company. As used in this Agreement, the term “Material Adverse Effect” means, with respect to Company or the Parent Parties, as the case may be, any effect, change, event, circumstance, condition, occurrence or development that, either individually or in the aggregate, (i) has had or would reasonably be expected to have a material adverse effect on the business, properties, assets, liabilities, results of operations or financial condition of such Party and its Subsidiaries taken as a whole (provided that, with respect to this clause (i), Material Adverse Effect shall not be deemed to include the impact of (A) changes, after the date of this Agreement, in U.S. generally accepted accounting principles (“GAAP”) or applicable regulatory accounting requirements, (B) changes, after the date of this Agreement, in laws, rules or regulations (including any Pandemic Measures) of general applicability to companies in the industries in which such Party and its Subsidiaries operate, or interpretations thereof by courts or Governmental Entities, (C) changes, after the date of this Agreement, in global, national or regional political conditions (including the outbreak, continuation or escalation of any acts of war (whether or not declared), acts of terrorism, sabotage or military actions) or any Pandemic or in economic or market (including equity, credit and debt markets, as well as changes in interest rates) conditions affecting the financial services industry generally and not specifically relating to such Party or its Subsidiaries (including any such changes arising out of any Pandemic), (D) changes, after the date of this Agreement, resulting from hurricanes, earthquakes, tornados, floods, forest or wild fires or other weather or natural disasters or from any outbreak of any disease or other public health event or emergencies (including any Pandemic), (E) public disclosure of the transactions contemplated by this Agreement (it being understood that this clause (E) shall not apply to a breach of any representation or warranty related to the announcement, pendency or consummation of the transactions contemplated by this Agreement) or actions expressly required by this Agreement or that are taken with the prior written consent of the other Party in contemplation of the transactions contemplated by this Agreement or (F) a decline in the trading price of such Party’s common stock or the failure, in and of itself, to meet earnings projections or internal financial forecasts, but not, in either case, including any underlying causes thereof; except, with respect to subclause (A), (B), (C) or (D), to the extent that the effects of such change are disproportionately adverse to the business, properties, assets, liabilities, results of operations or financial condition of such Party and its Subsidiaries, taken as a whole, as compared to other companies in the industry in which such Party and its Subsidiaries operate) or (ii) prevents, materially delays or materially impairs, or would reasonably be expected to prevent, materially delay or materially impair, the ability of such Party to timely consummate the transactions contemplated by this Agreement. As used in this Agreement, the term “Pandemic” means any outbreaks, epidemics or pandemics relating to SARS-CoV-2 or COVID-19, or any variants, evolutions or mutations thereof, or any other viruses (including influenza), and the governmental and other responses thereto and the term “Pandemic Measures” means any quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down, closure, sequester or other directives, guidelines or recommendations promulgated by any Governmental Entity, including the Centers for Disease Control and Prevention and the World Health Organization, in each case, in connection with or in response to any Pandemic; and the term “Subsidiary” when used with respect to any person, means any subsidiary of such person within the meaning ascribed to such term in either Rule 1-02 of Regulation S-X promulgated by the Securities and Exchange Commission (the “SEC”) or the Bank Holding Company Act of 1956, as amended (the “BHC Act”). True and complete copies of the Company Articles and the Company Bylaws, in each case as in effect as of the date of this Agreement, have previously been made available by Company to the Parent Parties.

(b) Each Subsidiary of Company (a “Company Subsidiary”) (i) is duly organized and validly existing under the laws of its jurisdiction of organization, (ii) is duly licensed or qualified to do business and, where such concept is recognized under applicable law, in good standing in all jurisdictions (whether federal, state, local or foreign) where its ownership, leasing or operation of property or the conduct of its business requires it to be so licensed or qualified or in good standing unless the failure to be so licensed, qualified or in good standing would not reasonably be expected to have a Material Adverse Effect on Company and (iii) has all requisite corporate power and authority to own, lease or operate its properties and assets and to carry on its business as now conducted. There are no restrictions on the ability of Company or any Company Subsidiary to pay dividends or distributions except, in the case of Company or a Subsidiary that is a regulated entity, for restrictions on dividends or distributions generally applicable to all similarly regulated entities. The deposit accounts of Company and any Company Subsidiary that is an insured depository institution are insured by the Federal Deposit Insurance Corporation (the “FDIC”) through the Deposit Insurance Fund (as defined in Section 3(y) of the Federal Deposit Insurance Act of 1950) to the fullest extent permitted by law, all premiums and assessments required to be paid in connection therewith have been paid when due, and no proceedings for the termination of such insurance are pending or threatened. Section 3.1(b) of the Company Disclosure Schedule sets forth a true and complete list of all Company Subsidiaries as of the date of this Agreement. There is no person whose results of operations, cash flows, changes in shareholders’ equity or financial position are consolidated in the financial statements of Company other than the Company Subsidiaries. As of the date hereof, other than as set forth on Section 3.1(b) of the Company Disclosure Schedule and except for interests or investments held in a fiduciary capacity or otherwise on behalf of third parties or acquired in satisfaction of any indebtedness, Company does not own more than 1% of the equity interests in any corporation, limited liability company, partnership, trust, joint venture, or other entity that is not a Company Subsidiary.
3.2 Capitalization.
(a) The authorized capital stock of Company consists of 300,000 shares of Company Common Stock, of which 280,000 shares are designated as Voting Company Common Stock and 20,000 shares are designated as Non-Voting Company Common Stock, and 200,000 shares of preferred stock. As of March 27, 2025, there were (i) 64,230.0724 shares of Company Common Stock issued and outstanding, of which 60,854.0724 shares were Voting Company Common Stock and 3,376 shares were Non-Voting Company Common Stock; (ii) no shares of Company Common Stock held in treasury; (iii) 13.33 shares of Company Common Stock reserved for issuance upon the settlement of outstanding Company RSU Awards, 121.40 shares are reserved for issuance upon the settlement of outstanding incentive unit awards (assuming performance goals are satisfied at target level); (iv) 2,049.80 shares of Company Common Stock reserved for issuance pursuant to future grants under the Company Equity Plans; and (v) no shares of preferred stock issued and outstanding. As of the date of this Agreement, except as set forth in the immediately preceding sentence, and for changes since March 27, 2025 resulting from the exercise, vesting or settlement of any Company RSU Awards described in the immediately preceding sentence, there were no shares of capital stock or other voting securities or equity interests of Company issued, reserved for issuance or outstanding. All the issued and outstanding shares of Company Common Stock have been duly authorized and validly issued and are fully paid, nonassessable (except as provided under 12 U.S.C. § 55 or comparable state law (as applicable)) and free of preemptive rights, with no personal liability attaching to the ownership thereof. Other than as set forth on Section 3.2(a) of the Company Disclosure Schedule, there are no trust preferred or subordinated debt securities of Company or any Company Subsidiary issued or outstanding. There are no bonds, debentures, notes or other indebtedness that have the right to vote on any matters on which shareholders of Company may vote. Other than Company RSU Awards, as of the date of this Agreement there are no outstanding subscriptions, options, warrants, stock appreciation rights, phantom units, scrip, rights to subscribe to, preemptive rights, anti-dilutive rights, or rights of first refusal or similar rights, puts, calls, commitments or agreements of any character to which Company or any of its Subsidiaries is a party relating to, or securities or rights convertible or exchangeable into or exercisable for, or valued by reference to, shares of capital stock or other voting or equity securities of or ownership interest in Company, or contracts, commitments, understandings or arrangements by which Company may become bound to issue additional shares of its capital stock or other equity or voting securities of or ownership interests in Company, or that otherwise obligate Company to issue, transfer, sell, purchase, redeem or otherwise acquire, any of the foregoing (collectively, “Company Securities,” and any of the foregoing in respect of Company Subsidiaries, collectively, “Company Subsidiary Securities”). Other than Company RSU Awards, no equity-based awards (including any cash awards where the amount of payment is determined, in whole or in part, based on the price of any capital stock of Company or any of its Subsidiaries) are outstanding as of the date of this Agreement. Other than the Existing Shareholders Agreement and as set forth on Section 3.2(a) of the Company Disclosure Schedule, there are no voting trusts, shareholder agreements, proxies or other agreements in effect to which Company or any of its Subsidiaries is a party or bound with respect to the voting or transfer of Company Common Stock, capital stock or other voting or equity securities or ownership interests of Company or granting any shareholder or other person any registration rights.
(b) Company owns, directly or indirectly, all the issued and outstanding shares of capital stock or other equity ownership interests of each of the Company Subsidiaries, free and clear of any liens, claims, title defects, mortgages, pledges, charges, encumbrances and security interests whatsoever (“Liens”), and all such shares or equity ownership interests are duly authorized and validly issued and are fully paid, nonassessable (except, with respect to any Subsidiaries that are depository institutions, as provided under 12 U.S.C. § 55 or comparable state law (as applicable)) and free of preemptive rights, with no personal liability attaching to the ownership thereof. No Company Subsidiary owns any capital stock of Company.
3.3 Authority; No Violation.
(a) Company has full corporate power and authority to execute and deliver this Agreement and, subject to obtaining the Requisite Company Vote, to consummate the transactions contemplated by this Agreement. The execution and delivery of this Agreement and the consummation of the transactions contemplated by this Agreement (including the Merger) have been duly and validly approved by the Board of Directors of Company. The Board of Directors of Company has (i) determined that this Agreement and the consummation of the transactions contemplated by this Agreement (including the Merger), on the terms and conditions set forth in this Agreement, is advisable and in the best interests of Company and its shareholders, (ii) approved this Agreement and the transactions contemplated by this Agreement (including the Merger), (iii) directed that this Agreement be submitted to its shareholders for approval, and (iv) resolved to recommend that its shareholders approve this Agreement and the transactions contemplated hereby, including the Merger, and the principal terms thereof. Except for the approval of this Agreement and the transactions contemplated hereby, including the Merger, and the principal terms thereof, by the affirmative vote of a majority of the outstanding shares of Company Common Stock entitled to vote on this Agreement pursuant to the applicable provisions of the CGCL and the CFC (the “Requisite Company Vote”), no other corporate proceedings or approval of shareholders on the part of Company are necessary to approve this Agreement or to consummate the transactions contemplated by this Agreement. This Agreement has been duly and validly executed and delivered by Company and (assuming due authorization, execution and delivery by each Parent Party) constitutes a valid and binding obligation of Company, enforceable against Company in accordance with its terms (except in all cases as such enforceability may be limited by bankruptcy, insolvency, moratorium, reorganization or similar laws of general applicability affecting the rights of creditors generally and the availability of equitable remedies (the “Enforceability Exceptions”)).
(b) Neither the execution and delivery of this Agreement by Company, nor the consummation by Company of the transactions contemplated by this Agreement (including the Merger), nor compliance by Company with any of the terms or provisions of this Agreement, will (i) violate any provision of the Company Articles or the Company Bylaws (or similar organizational documents of any Company Subsidiaries) or (ii) assuming that the consents and approvals referred to in Section 3.4 are duly obtained, (x) violate any law, statute, code, ordinance, rule, regulation or Government Order applicable to Company or any of its Subsidiaries or any of their respective properties or assets or (y) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by or rights or obligations under, require consent under, or result in the creation of any Lien upon any of the respective properties or assets of Company or any of its Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which Company or any of its Subsidiaries is a party, or by which they or any of their respective properties or assets may be bound or affected, except (in the case of clauses (x) and (y) above) for such violations, conflicts, breaches or defaults that would not reasonably be expected to have a Material Adverse Effect on Company.
3.4 Consents and Approvals. Except for (a) the filing of any required applications, filings and notices, as applicable, with the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”) under the BHC Act, the FDIC, the CDFI, the WDFI and approval or waiver of such applications, filings and notices, (b) the filing of any required applications, filings or notices with NASDAQ and the New York Stock Exchange (“NYSE”) and approval of such applications, filings and notices, (c) the filing with the SEC of a proxy statement in definitive form (including any amendments or supplements thereto, the “Proxy Statement”), a consent solicitation statement in definitive form (including any amendments or supplements thereto, the “Consent Solicitation Statement”) and the registration statement on Form S-4 in which the Proxy Statement and Consent Solicitation Statement will be included as a prospectus (the “S-4”), and the declaration of effectiveness of the S-4, (d) the filing by Parent of the Parent Articles Amendment with the Washington Secretary, (e) the filing with the California Secretary of this Agreement together with appropriate officer’s certificates in accordance with the CGCL and the CFC, (f) the filing with and acceptance by the CDFI of this Agreement together with appropriate officer’s certificates, and (g) if required by the Hart Scott Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), the filing of any applications, filings or notices under the HSR Act, no consents, non-objections, waivers or approvals of or applications, filings or registrations with any court, administrative agency or commission or other governmental or regulatory authority or instrumentality or any self-regulatory organization (an “SRO”, and each a “Governmental Entity”) are necessary in connection with (i) the execution, delivery and performance by Company of this Agreement or (ii) the consummation by Company of the Merger and the other transactions contemplated by this Agreement. Company is not aware of any reason why the necessary regulatory approvals, waivers and consents will not be received in order to permit consummation of the transactions contemplated by this Agreement (including the Merger) on a timely basis. Except as set forth on Section 3.4(c) of the Company Disclosure Schedule, no shareholder of the Company as of the date hereof will be required to file an application with the Federal Reserve Board under the BHC Act.
3.5 Reports. Company and each of its Subsidiaries, and each of Company’s controlling shareholders (in respect of its ownership interest in Company), have timely filed (or furnished) all reports, forms, correspondence, registrations and statements, together with any amendments required to be made with respect thereto, that they were required to file (or furnish, as applicable) since January 1, 2023 with (i) any state regulatory authority, (ii) the SEC, (iii) the Federal Reserve Board, (iv) the FDIC, (v) the Office of the Comptroller of the Currency, (vi) any foreign regulatory authority and (vii) any SRO (clauses (i) – (vii), collectively “Regulatory Agencies”), including any report, form, correspondence, registration or statement required to be filed (or furnished, as applicable) pursuant to the laws, rules or regulations of the United States, any state, any foreign entity, or any Regulatory Agency, and have paid all fees and assessments due and payable in connection therewith, except where the failure to file (or furnish, as applicable) such report, form, correspondence, registration or statement or to pay such fees and assessments would not reasonably be expected to have a Material Adverse Effect on Company. Except for examinations conducted by a Regulatory Agency in the ordinary course of business of Company and its Subsidiaries, no Regulatory Agency has initiated or has pending any proceeding or, to the knowledge of Company, investigation into the business or operations of Company or any of its Subsidiaries since January 1, 2023, except where such proceedings or investigations would not reasonably be expected to have a Material Adverse Effect on Company. There is no unresolved violation, criticism, or exception by any Regulatory Agency with respect to any report or statement relating to any examinations or inspections of Company or any of its Subsidiaries, and there has been no formal or informal inquiries by, or disagreements or disputes with, any Regulatory Agency with respect to the business, operations, policies or procedures of Company or any of its Subsidiaries since January 1, 2023.
3.6 Financial Statements.
(a) Set forth on Section 3.6(a) of the Company Disclosure Schedule are (i) the audited consolidated financial statements of Company and its Subsidiaries as of and for the fiscal year ended December 31, 2023 and (ii) the audited consolidated financial statements of Company and its Subsidiaries as of and for the twelve (12) months ended December 31, 2024 (including, in each case, the related notes, where applicable) (collectively, the “Company Financial Statements”). The Company Financial Statements (x) have been prepared from, and are in accordance with, the books and records of Company and its Subsidiaries, (y) fairly present in all material respects the consolidated results of operations, cash flows, changes in shareholders equity and consolidated financial position of Company and its Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth (subject in the case of unaudited statements to year-end audit adjustments normal in nature and amount), and (z) have been prepared in accordance with GAAP consistently applied during the periods involved, except, in each case, as indicated in such statements or in the notes thereto. The books and records of Company and its Subsidiaries have been, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements. Since January 1, 2023, no independent public accounting firm of Company has resigned (or informed Company that it intends to resign) or been dismissed as independent public accountants of Company as a result of or in connection with any disagreements with Company on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.

(b) Except as would not reasonably be expected to have a Material Adverse Effect on Company, neither Company nor any of its Subsidiaries has any liability of any nature whatsoever (whether absolute, accrued, contingent or otherwise and whether due or to become due), except for those liabilities that are reflected or reserved against on the most recent consolidated balance sheet of Company included in the Company Financial Statements (including any notes thereto) and for liabilities incurred in the ordinary course of business since the date of such most recent balance sheet, or in connection with this Agreement and the transactions contemplated by this Agreement.
(c) The records, systems, controls, data and information of Company and its Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership of Company or its Subsidiaries or accountants (including all means of access thereto and therefrom), except for any non-exclusive ownership that would not reasonably be expected to have a Material Adverse Effect on Company. Company (x) has implemented and maintains systems of internal accounting controls sufficient to ensure that (i) transactions are executed in accordance with its management’s general or specific authorizations and (ii) transactions are recorded in conformity with GAAP consistently applied, and (y) has disclosed, based on its most recent evaluation prior to the date of this Agreement, to Company’s outside auditors and the audit committee of Company’s Board of Directors (i) any significant deficiencies and material weaknesses regarding the accounting or auditing practices, procedures or methods of Company or any of its Subsidiaries or their internal accounting controls and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in Company’s internal controls over financial reporting. These disclosures were made in writing by management to Company’s auditors and audit committee and true, correct and complete copies of such disclosures have been made available by Company to Parent.
(d) Since January 1, 2023, (i) neither Company nor any of its Subsidiaries, nor, to the knowledge of Company, any director, officer, auditor, accountant or representative of Company or any of its Subsidiaries, has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods (including with respect to loan loss reserves, write-downs, charge-offs and accruals) of Company or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that Company or any of its Subsidiaries has engaged in questionable accounting or auditing practices, and (ii) no attorney representing Company or any of its Subsidiaries, whether or not employed by Company or any of its Subsidiaries has reported evidence of a material violation of securities laws or banking laws, breach of fiduciary duty or similar violation by Company or any of its Subsidiaries or any of their respective officers, directors, employees or agents to the Board of Directors of Company or any committee thereof or the Board of Directors or similar governing body of any Company Subsidiary or any committee thereof, or to the knowledge of Company, to any director or officer of Company or any Company Subsidiary.
3.7 Broker’s Fees. With the exception of the engagement of J.P. Morgan Securities LLC, neither Company nor any Company Subsidiary nor any of their respective officers or directors has employed any broker, finder or financial advisor or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with the transactions contemplated by this Agreement (including the Merger).
3.8 Absence of Certain Changes or Events.
(a) Since January 1, 2023, there has not been any effect, change, event, circumstance, condition, occurrence or development that has had or would reasonably be expected to have a Material Adverse Effect on Company.
(b) Since January 1, 2023 through the date of this Agreement, Company and its Subsidiaries have carried on their respective businesses in all material respects in the ordinary course, except in connection with the transactions contemplated by this Agreement. For purposes of this Agreement, the term “ordinary course” and “ordinary course of business,” with respect to any Party, means conduct consistent with past practice and the normal day-to-day customs, practices and procedures of such Party, taking into account the commercially reasonable actions taken by such Party and its Subsidiaries in response to any Pandemic and any Pandemic Measures.
3.9 Legal and Regulatory Proceedings.
(a) Except as would not reasonably be expected to have a Material Adverse Effect on Company, neither Company nor any of its Subsidiaries is a party to any, and there are no outstanding or pending or, to the knowledge of Company, threatened, legal, administrative, arbitral or other proceedings, claims, actions or governmental or regulatory investigations of any nature against Company or any of its Subsidiaries or any of their current or former directors or executive officers or challenging the validity or propriety of the transactions contemplated by this Agreement.
(b) There is no Government Order, or regulatory restriction imposed upon Company, any of its Subsidiaries or the assets of Company or any of its Subsidiaries (or that, upon consummation of the Merger, would apply to Parent or any of its affiliates) that would reasonably be expected to be material to, or otherwise have a Material Adverse Effect on, Company or any of its Subsidiaries, taken as a whole.
3.10 Taxes. In each case except as would not reasonably be expected to have a Material Adverse Effect on Company:
(a) Neither Company nor any of its Subsidiaries has taken or agreed to take any action or is aware of any fact or circumstance that would prevent or impede, or could reasonably be expected to prevent or impede, the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.
(b) Each of Company and its Subsidiaries (i) has timely filed or caused to be timely filed, taking into account any extensions, all U.S. federal income Tax Returns and all other material Tax Returns required to be filed by it and such Tax Returns are true, correct and complete in all material respects, and (ii) has timely paid all material Taxes required to have been paid by it (whether or not shown on any Tax Return), except for Taxes that are being contested in good faith in appropriate proceedings or for which adequate reserves have been established in accordance with GAAP.
(c) There is no audit or examination with respect to any Taxes of Company or its Subsidiaries. No deficiency with respect to any Taxes has been proposed, asserted or assessed in writing against Company or any of its Subsidiaries.
(d) Neither Company nor any of its Subsidiaries (i) is a party to or is bound by any Tax sharing, allocation or indemnification agreement (other than (A) contracts solely between Company and its Subsidiaries and (B) any such agreement entered into in the ordinary course of business and the principal subject matter of which is not Taxes) or (ii) has any liability for Taxes of any person (other than Company and its Subsidiaries) under Treasury Regulations Section 1.1502-6 or as transferee or successor.
(e) Within the past two (2) years, none of Company or any of its Subsidiaries has been a “distributing corporation” or a “controlled corporation” in a distribution intended to qualify for tax-free treatment under Section 355 of the Code.
Notwithstanding any other provision in this Agreement, (i) the representations and warranties of Company in this Section 3.10 refer only to activities prior to the Closing and shall not serve as representations or warranties regarding, or a guarantee of, nor can they be relied upon with respect to, Taxes attributable to any taxable period (or portion thereof) beginning, or Tax positions taken, after the Closing Date and (ii) no representation or warranty is made with respect to the existence, availability, amount, usability, or limitations (or lack thereof) of any net operating loss, net operating loss carryforward, capital loss, capital loss carryforward, basis amount or other Tax attribute (whether federal, state, local or foreign) of Company or any of its Subsidiaries. As used in this Agreement, the term “Tax” or “Taxes” means all federal, state, local, and foreign income, excise, gross receipts, ad valorem, profits, gains, property, capital, sales, transfer, use, license, payroll, employment, social security, severance, unemployment, withholding, duties, excise, windfall profits, intangibles, franchise, backup withholding, value added, alternative or add-on minimum, estimated and other taxes, charges, levies or like assessments together with all penalties and additions to tax and interest imposed by any Governmental Entity with respect thereto. As used in this Agreement, the term “Tax Return” means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof, supplied or required to be supplied to a Governmental Entity
3.11 Compliance with Applicable Law.
(a) Company and each of its Subsidiaries hold, and have at all times since January 1, 2023, held, all licenses, registrations, franchises, certificates, variances, permits, charters and authorizations necessary for the lawful conduct of their respective businesses and ownership of their respective properties, rights and assets under and pursuant to each (and have paid all fees and assessments due and payable in connection therewith), except where neither the cost of failure to hold nor the cost of obtaining and holding such license, registration, franchise, certificate, variance, permit, charter or authorization (nor the failure to pay any fees or assessments) would reasonably be expected to have a Material Adverse Effect on Company, and to the knowledge of Company, no suspension or cancellation of any such necessary license, registration, franchise, certificate, variance, permit, charter or authorization is threatened.
(b) Except as would not reasonably be expected to have a Material Adverse Effect on Company, Company and each of its Subsidiaries have complied with and are not in default or violation under any applicable law, statute, order, rule, regulation, policy and/or guideline of any Governmental Entity relating to Company or any of its Subsidiaries, including all laws related to cybersecurity, data protection or privacy (including laws relating to the privacy and security of data or information that constitutes “personal data,” “nonpublic personal information,” “personal information” or any other equivalent term as defined under applicable law (“Personal Data”)), the USA PATRIOT Act, the Bank Secrecy Act, the Equal Credit Opportunity Act and Regulation B, the Fair Housing Act, the Community Reinvestment Act, the Fair Credit Reporting Act, the Truth in Lending Act and Regulation Z, the Home Mortgage Disclosure Act, the Fair Debt Collection Practices Act, the Electronic Fund Transfer Act, the Coronavirus Aid, Relief, and Economic Security (CARES) Act, the Small Business Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, any regulations promulgated by the Consumer Financial Protection Bureau, the Interagency Policy Statement on Retail Sales of Nondeposit Investment Products, the SAFE Mortgage Licensing Act of 2008, the Real Estate Settlement Procedures Act and Regulation X, Title V of the Gramm-Leach-Bliley Act, any and all sanctions or regulations enforced by the Office of Foreign Assets Control of the United States Department of Treasury and any other law, policy or guideline relating to bank secrecy, discriminatory lending, financing or leasing practices, consumer protection, money laundering prevention, foreign assets control, U.S. sanctions laws and regulations, Sections 23A and 23B of the Federal Reserve Act, the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), all agency requirements relating to the origination, sale and servicing of mortgage and consumer loans, and all laws respecting employment and employment practices, terms and conditions of employment, collective bargaining, worker classification, disability, immigration, health and safety, wages, hours and benefits, non-discrimination in employment and workers’ compensation. Company and its Subsidiaries have established and maintain a system of internal controls designed to ensure compliance in all material respects by Company and its Subsidiaries with applicable financial recordkeeping and reporting requirements of applicable money laundering prevention laws in jurisdictions where Company and its Subsidiaries conduct business.
(c) Company has a Community Reinvestment Act rating of “satisfactory” or better and has not been advised that it should expect a lower rating.
(d) Company maintains a written information privacy and security program that contains reasonable administrative, physical and technical safeguards designed to protect the privacy, confidentiality and security of all Personal Data against any (i) loss or misuse of Personal Data, (ii) unauthorized access to or acquisition of Personal Data or unauthorized or unlawful operations performed upon Personal Data, or (iii) other act or omission that compromises the security or confidentiality of Personal Data (clauses (i) through (iii), a “Security Breach”). To the knowledge of Company, Company has not experienced any Security Breach that would reasonably be expected to have a Material Adverse Effect on Company or require notification to affected individuals, a Governmental Entity or a Regulatory Agency that has not been made. To the knowledge of Company, there are no data security or other technological vulnerabilities with respect to its information technology systems or networks that would reasonably be expected to have a Material Adverse Effect on Company. To the knowledge of Company, Company has not been the subject of any inquiry or action of any Governmental Entity or Regulatory Agency with respect to any unauthorized processing of Personal Data or material violation of any laws related to cybersecurity, data protection or privacy.
(e) None of Company or any of its Subsidiaries, or to the knowledge of Company, any director, officer, employee, agent or other person acting on behalf of Company or any of its Subsidiaries has, directly or indirectly, (i) used any funds of Company or any of its Subsidiaries for unlawful contributions, unlawful gifts, unlawful entertainment or other expenses relating to political activity, (ii) made any unlawful payment to foreign or domestic governmental officials or employees or to foreign or domestic political parties or campaigns from funds of Company or any of its Subsidiaries, (iii) violated any provision that would result in the violation of the Foreign Corrupt Practices Act of 1977, as amended, or any similar law, (iv) established or maintained any unlawful fund of monies or other assets of Company or any of its Subsidiaries, (v) made any fraudulent entry on the books or records of Company or any of its Subsidiaries, or (vi) made any unlawful bribe, unlawful rebate, unlawful payoff, unlawful influence payment, unlawful kickback or other unlawful payment to any person, private or public, regardless of form, whether in money, property or services, to obtain favorable treatment in securing business, to obtain special concessions for Company or any of its Subsidiaries, to pay for favorable treatment for business secured or to pay for special concessions already obtained for Company or any of its Subsidiaries, or is currently subject to any United States sanctions administered by the Office of Foreign Assets Control of the United States Treasury Department, except in each case as would not reasonably be expected to have a Material Adverse Effect on Company.
(f) Except as would not reasonably be expected to have a Material Adverse Effect on Company, (i) Company and each of its Subsidiaries have properly administered all accounts for which it acts as a fiduciary, including accounts for which it serves as a trustee, agent, custodian, personal representative, guardian, conservator or investment advisor, in accordance with the terms of the governing documents and applicable state, federal and foreign law and (ii) none of Company, any of its Subsidiaries, or any of its or its Subsidiaries’ directors, officers or employees, has committed any breach of trust or fiduciary duty with respect to any such fiduciary account, and the accountings for each such fiduciary account are true and correct and accurately reflect the assets and results of such fiduciary account.
3.12 State Takeover Laws. The Board of Directors of Company has approved this Agreement and the transactions contemplated by this Agreement and has taken all such other necessary actions as required to render inapplicable to such agreements and transactions the provisions of any potentially applicable takeover laws of any state, including any “moratorium,” “control share,” “fair price,” “takeover” or “interested shareholder” law or any similar provisions in its organizational documents (collectively, “Takeover Restrictions”).
3.13 Company Contracts. (a)Each contract to which the Company or any of its Subsidiaries is a party that is material to Company and its Subsidiaries, taken on a whole (other than this Agreement) (the “Company Contracts”) is valid and binding on Company or one of its Subsidiaries, as applicable, and in full force and effect, except as would not reasonably be expected to have a Material Adverse Effect on the Company, (b) Company and each of its Subsidiaries have in all material respects complied with and performed all obligations required to be complied with or performed by any of them to date under each Company Contract, except where such noncompliance or nonperformance would not reasonably be expected to have a Material Adverse Effect on Company, (c) to the knowledge of Company, each third-party counterparty to each Company has in all material respects complied with and performed all obligations required to be complied with and performed by it to date under such Company Contract, except where such noncompliance or nonperformance would not reasonably be expected to have a Material Adverse Effect on Company, (d) neither Company nor any of its Subsidiaries has knowledge of any violation of any Company Contract by any of the other parties thereto which would reasonably be expected to have a Material Adverse Effect on Company and (e) no event or condition exists which constitutes or, after notice or lapse of time or both, will constitute, a material breach or default on the part of Company or any of its Subsidiaries, or to the knowledge of Company, any other party thereto, of or under any such Company Contract, except where such breach or default would not reasonably be expected to have a Material Adverse Effect on Company.
3.14 Company Information. The information relating to Company and its Subsidiaries or that is provided by Company or its Subsidiaries or their respective representatives for inclusion in the Proxy Statement, Consent Solicitation Statement, the S-4 or in any other document filed with any Regulatory Agency or Governmental Entity in connection with this Agreement, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading. The S-4 (except for such portions thereof that relate only to Parent or any of its Subsidiaries) will comply in all material respects with the applicable provisions of the Securities Act of 1933, as amended (the “Securities Act”), and the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the rules and regulations thereunder.
3.15 Loan Portfolio.
(a) Except as would not reasonably be expected to have a Material Adverse Effect on the Company, each written or oral loan, loan agreement, note or borrowing arrangement (including leases, credit enhancements, commitments, guarantees and interest-bearing assets) (collectively, “Loans”) of Company or any of its Subsidiaries (i) is evidenced by notes, agreements or other evidences of indebtedness that are true, genuine and what they purport to be, (ii) to the extent carried on the books and records of Company and its Subsidiaries as secured Loans, has been secured by valid charges, mortgages, pledges, security interests, restrictions, claims, liens or encumbrances, as applicable, which have been perfected and (iii) is the legal, valid and binding obligation of the obligor named therein, enforceable in accordance with its terms, subject to the Enforceability Exceptions.

(b) Except as would not reasonably be expected to have a Material Adverse Effect on the Company, each outstanding Loan of Company or any of its Subsidiaries (including Loans held for resale to investors) was (except for Loans not originated by Company or any of its Subsidiaries) solicited and originated, and is and has been administered and, where applicable, serviced, and the relevant Loan files are being maintained, in all material respects in accordance with the relevant notes or other credit or security documents, and (except for Loans not originated by Company or any of its Subsidiaries) the written underwriting standards of Company and its Subsidiaries (and, in the case of Loans held for resale to investors, the underwriting standards, if any, of the applicable investors) and with all applicable federal, state and local laws, regulations and rules.
3.16 Agreements with Regulatory Agencies. Neither Company nor any of its Subsidiaries is subject to any cease-and-desist or other order or enforcement action issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or has been ordered to pay any civil money penalty by, or has been since January 1, 2023, a recipient of any supervisory letter from, or since January 1, 2023, has adopted any policies, procedures or board resolutions at the request or suggestion of, any Regulatory Agency or other Governmental Entity in each case that restricts in any material respect or would reasonably be expected to restrict in any material respect the conduct of the business of the Company or any of its Subsidiaries or that in each case and in any material manner relates to the capital adequacy, ability to pay dividends, credit or risk management policies, management or business of the Company or any of the Company Subsidiaries (each, whether or not set forth in the Company Disclosure Schedule, a “Company Regulatory Agreement”), nor has Company or any of its Subsidiaries been advised in writing since January 1, 2023 by any Regulatory Agency or other Governmental Entity that it is considering issuing, initiating, ordering, or requesting any such Company Regulatory Agreement.
3.17 No Other Representations or Warranties.
(a) Except for the representations and warranties made by Company in this Article III, neither Company nor any other person makes any express or implied representation or warranty with respect to Company, its Subsidiaries, or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects, and Company hereby disclaims any such other representations or warranties. In particular, without limiting the foregoing disclaimer, neither Company nor any other person makes or has made any representation or warranty to the Parent Parties or any of their affiliates or representatives with respect to (i) any financial projection, forecast, estimate, budget or prospective information relating to Company, any of its Subsidiaries or their respective businesses or (ii) except for the representations and warranties made by Company in this Article III, any oral or written information presented to the Parent Parties or any of their affiliates or representatives in the course of their due diligence investigation of Company, the negotiation of this Agreement or in the course of the transactions contemplated by this Agreement.
(b) Company acknowledges and agrees that neither Parent nor Parent Bank nor any other person has made or is making any express or implied representation or warranty other than those contained in Article IV.
Article IV
REPRESENTATIONS AND WARRANTIES OF THE PARENT PARTIES
Except (a) as disclosed in the disclosure schedule delivered by the Parent Parties to Company concurrently with this Agreement (the “Parent Disclosure Schedule”); provided that (i) no such item is required to be set forth as an exception to a representation or warranty (x) if its absence would not result in the related representation or warranty being deemed untrue or incorrect or (y) as contemplated by Section 9.14 to the extent that disclosing such item would involve the disclosure of Confidential Supervisory Information, provided, further, that to the extent legally permissible, appropriate substitute disclosures shall be made under circumstances in which the limitations of this clause (y) apply, (ii) the mere inclusion of an item in the Parent Disclosure Schedule as an exception to a representation or warranty shall not be deemed an admission by the Parent Parties that such item represents a material exception or fact, event or circumstance or that such item would reasonably be expected to have a Material Adverse Effect on the Parent Parties and (iii) any disclosures made with respect to a section of Article IV shall be deemed to qualify (1) any other section of Article IV specifically referenced or cross-referenced and (2) other sections of Article IV to the extent it is reasonably apparent on its face (notwithstanding the absence of a specific cross-reference) from a reading of such disclosure that such disclosure applies to such other sections or (b) as disclosed in any final registration statement, prospectus, report, schedule and definitive proxy statement filed with or furnished to the SEC since January 1, 2023 by Parent pursuant to the Securities Act or the Exchange Act (the “Parent

Reports”) and prior to the date of this Agreement (but disregarding risk factor disclosures contained under the heading “Risk Factors,” or disclosures of risks set forth in any “forward-looking statements” disclaimer or any other statements that are similarly non-specific or cautionary, predictive or forward-looking in nature), Parent and Parent Bank hereby represent and warrant to Company as follows:
4.1 Corporate Organization.
(a) Parent is a corporation duly organized, validly existing under the laws of the State of Washington, and is a bank holding company duly registered under the BHC Act. Parent has the corporate power and authority to own, lease or operate all its properties and assets and to carry on its business as it is now being conducted. Parent is duly licensed or qualified to do business and in good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned, leased or operated by it makes such licensing, qualification or standing necessary, except where the failure to be so licensed or qualified or to be in good standing would not reasonably be expected to have a Material Adverse Effect on the Parent Parties. True and complete copies of the articles of incorporation of Parent (the “Parent Articles”) and the bylaws of Parent (the “Parent Bylaws”), in each case as in effect as of the date of this Agreement, have previously been made available by Parent to Company, and Parent is not in violation of the Parent Articles or the Parent Bylaws.
(b) Each Subsidiary of Parent (a “Parent Subsidiary”) (i) is duly organized and validly existing under the laws of its jurisdiction of organization, (ii) is duly licensed or qualified to do business and, where such concept is recognized under applicable law, in good standing in all jurisdictions (whether federal, state, local or foreign) where its ownership, leasing or operation of property or the conduct of its business requires it to be so licensed or qualified or in good standing unless the failure to be so licensed, qualified or in good standing would not reasonably be expected to have a Material Adverse Effect on the Parent Parties and (iii) has all requisite corporate power and authority to own, lease or operate its properties and assets and to carry on its business as now conducted. There are no restrictions on the ability of Parent or any Parent Subsidiary to pay dividends or distributions except, in the case of Parent or a Subsidiary that is a regulated entity, for restrictions on dividends or distributions generally applicable to all similarly regulated entities. The deposit accounts of each Parent Subsidiary that is an insured depository institution are insured by the FDIC through the Deposit Insurance Fund (as defined in Section 3(y) of the Federal Deposit Insurance Act of 1950) to the fullest extent permitted by law, all premiums and assessments required to be paid in connection therewith have been paid when due, and no proceedings for the termination of such insurance are pending or threatened. Section 4.1(b) of the Parent Disclosure Schedule sets forth a true and complete list of all Parent Subsidiaries as of the date of this Agreement. There is no person whose results of operations, cash flows, changes in shareholders’ equity or financial position are consolidated in the financial statements of Parent other than the Parent Subsidiaries. As of the date hereof, other than as set forth on Section 4.1(b) of the Parent Disclosure Schedule and except for interests or investments held in a fiduciary capacity or otherwise on behalf of third parties or acquired in satisfaction of any indebtedness, Parent does not own more than 1% of the equity interests in any corporation, limited liability company, partnership, trust, joint venture, or other entity that is not a Parent Subsidiary.
4.2 Capitalization.
(a) The authorized capital stock of Parent consists of 160,000,000 shares of Parent Common Stock and 10,000 shares of preferred stock. As of March 27, 2025, there were (i) 18,920,807.6 shares of Parent Common Stock issued and outstanding; (ii) no shares of Parent Common Stock held in treasury; (iii) 151,927 shares of Parent Common Stock reserved for issuance upon the settlement of outstanding restricted stock units of Parent (“Parent RSUs”); (iv) 243,096 shares of performance stock units of Parent (“Parent PSUs”) (assuming performance goals are satisfied at the target level); and (v) no shares of preferred stock issued and outstanding. As of the date of this Agreement, except as set forth in the immediately preceding sentence, and for changes since March 27, 2025 resulting from the exercise, vesting or settlement of any Parent RSUs or Parent PSUs described in the immediately preceding sentence, there are no shares of capital stock or other voting securities or equity interests of Parent issued, reserved for issuance or outstanding. As of March 27, 2025, the value of all dividend equivalents accrued but unpaid with respect to Parent RSUs is $12,500 and the value of all dividend equivalents accrued but unpaid with respect to Parent PSUs (measured at target) is $37,300. All the issued and outstanding shares of Parent Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. Other than as set forth on Section 4.2(a) of the Parent Disclosure Schedule, there are no trust preferred or subordinated debt securities of Parent or any Parent Subsidiary issued or outstanding. There are no bonds, debentures, notes or other indebtedness that have the right to vote on any matters on which shareholders of Parent may vote. Other than Parent RSUs and Parent PSUs, as of the date of this Agreement there are no outstanding subscriptions, options, warrants, stock appreciation rights, phantom units, scrip, rights to subscribe to, preemptive rights, anti-dilutive rights, or rights of first refusal or similar rights, puts, calls, commitments or agreements of any character to which Parent or any its Subsidiaries is a party relating to, or securities or rights convertible or exchangeable into or exercisable for, or valued by reference to, shares of capital stock or other voting or equity securities of or ownership interest in Parent, or contracts, commitments, understandings or arrangements by which Parent may become bound to issue additional shares of its capital stock or other equity or voting securities of or ownership interests in Parent, or that otherwise obligate Parent to issue, transfer, sell, purchase, redeem or otherwise acquire, any of the foregoing (collectively, “Parent Securities,” and any of the foregoing in respect of Parent Subsidiaries, collectively, “Parent Subsidiary Securities”). Other than Parent RSUs and Parent PSUs, no equity-based awards (including any cash awards where the amount of payment is determined, in whole or in part, based on the price of any capital stock of Parent or any of its Subsidiaries) are outstanding. There are no voting trusts, shareholder agreements, proxies or other agreements in effect to which Parent or any of its Subsidiaries is a party or bound with respect to the voting or transfer of Parent Common Stock, capital stock or other voting or equity securities or ownership interests of Parent or granting any shareholder or other person any registration rights.
(b) Parent owns, directly or indirectly, all the issued and outstanding shares of capital stock or other equity ownership interests of each of the Parent Subsidiaries, free and clear of any Liens, and all such shares or equity ownership interests are duly authorized and validly issued and are fully paid, nonassessable (except, with respect to Subsidiaries that are depository institutions, as provided under 12 U.S.C. § 55 or comparable state law (as applicable)) and free of preemptive rights, with no personal liability attaching to the ownership thereof. No Parent Subsidiary owns any capital stock of Parent.
4.3 Authority; No Violation.
(a) Each Parent Party has full corporate power and authority to execute and deliver this Agreement and, subject to obtaining the Requisite Parent Vote, to consummate the transactions contemplated by this Agreement. The execution and delivery of this Agreement and the consummation of the transactions contemplated by this Agreement (including the Merger) have been duly and validly approved by the Boards of Directors of each Parent Party. The Board of Directors of Parent has (i) determined that this Agreement and the consummation of the transactions contemplated by this Agreement (including the Merger, the Parent Share Issuance and the Parent Articles Amendment), on the terms and conditions set forth in this Agreement, is advisable and in the best interests of Parent and its shareholders, (ii) approved this Agreement and the transactions contemplated by this Agreement (including the Merger, the Parent Share Issuance and the Parent Articles Amendment), (iii) directed that (A) the Parent Articles Amendment and (B) approval of the issuance of the shares of Parent Common Stock constituting the Merger Consideration pursuant to this Agreement (such issuance, the “Parent Share Issuance”) be submitted to its shareholders for approval at a meeting of such shareholders, and (iv) resolved to recommend that Parent’s shareholders approve the Parent Articles Amendment and Parent Share Issuance. The Board of Directors of Parent Bank has (i) determined that this Agreement and the consummation of the transactions contemplated by this Agreement (including the Merger), on the terms and conditions set forth in this Agreement, is advisable and in the best interests of Parent Bank and Parent, in its capacity as the sole shareholder of Parent Bank, (ii) approved this Agreement and the transactions contemplated by this Agreement (including the Merger), (iii) directed that this Agreement be submitted to Parent, in its capacity as the sole shareholder of Parent Bank, for approval, and (iv) resolved to recommend that Parent, in its capacity as the sole shareholder of Parent Bank, approve this Agreement and the transactions contemplated hereby (including the Merger). Parent, as sole shareholder of Parent Bank, has approved this Agreement and the transactions contemplated hereby (including the Merger). Except for (i) the approval of the Parent Share Issuance by the affirmative vote of a majority of the total votes cast by holders of shares of Parent Common Stock at the Parent Meeting, (ii) the approval of the Parent Articles Amendment by the affirmative vote of a majority of the outstanding shares of Parent Common Stock entitled to vote thereon at the Parent Meeting (clauses (i) and (ii), collectively, the “Requisite Parent Vote”), and (iii) the approval of this Agreement by Parent as Parent Bank’s sole shareholder, no other corporate proceedings or approval of shareholders on the part of any Parent Party are necessary to approve this Agreement or to consummate the transactions contemplated by this Agreement. This Agreement has been duly and validly executed and delivered by each Parent Party and (assuming due authorization, execution and delivery by Company) constitutes a valid and binding obligation of each Parent Party, enforceable against each Parent Party in accordance with its terms (except in all cases as such enforceability may be limited by the Enforceability Exceptions).

(b) Neither the execution and delivery of this Agreement by the Parent Parties nor the consummation by the Parent Parties of the transactions contemplated by this Agreement (including the Merger), nor compliance by the Parent Parties with any of the terms or provisions of this Agreement, will (i) violate any provision of the Parent Articles or the Parent Bylaws (or similar organizational documents of any Parent Subsidiaries) or (ii) assuming that the consents and approvals referred to in Section 4.4 are duly obtained, (x) violate any law, statute, code, ordinance, rule, regulation or Government Order applicable to any Parent Party or any of their Subsidiaries or any of their respective properties or assets or (y) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by or rights or obligations under, require consent under, or result in the creation of any Lien upon any of the respective properties or assets of any Parent Party or any of their Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which any Parent Party or any of their Subsidiaries is a party, or by which they or any of their respective properties or assets may be bound or affected, except (in the case of clauses (x) and (y) above) for such violations, conflicts, breaches or defaults that would not reasonably be expected to have a Material Adverse Effect on the Parent Parties.
4.4 Consents and Approvals. Except for (a) the filing of any required applications, filings and notices, as applicable, with the Federal Reserve Board under the BHC Act, the FDIC, the CDFI, the WDFI and approval or waiver of such applications, filings and notices, (b) the filing of any required applications, filings or notices with NASDAQ and NYSE and approval of such applications, filings and notices, (c) the filing with the SEC of the Proxy Statement, Consent Solicitation Statement and S-4 in which the Proxy Statement and Consent Solicitation Statement will be included as a prospectus, and the declaration of effectiveness of the S-4, (d) the filing of the Parent Articles Amendment with the Washington Secretary, (e) the filing with the California Secretary of this Agreement together with appropriate officer’s certificates in accordance with the CGCL and the CFC, (f) the filing with and acceptance by the CDFI of this Agreement together with appropriate officer’s certificates, and (g) if required by the HSR Act, the filing of any applications, filings or notices under the HSR Act, no consents, non-objections, waivers or approvals of or applications, filings or registrations with any Governmental Entity are necessary in connection with (i) the execution, delivery and performance by the Parent Parties of this Agreement or (ii) the consummation by the Parent Parties of the Merger and the other transactions contemplated by this Agreement. No Parent Party is aware of any reason why the necessary regulatory approvals, waivers and consents will not be received in order to permit consummation of the transactions contemplated by this Agreement (including the Merger) on a timely basis.
4.5 Reports. Parent and each of its Subsidiaries have timely filed (or furnished) all reports, forms, correspondence, registrations and statements, together with any amendments required to be made with respect thereto, that they were required to file (or furnish, as applicable) since January 1, 2023 with any Regulatory Agency, including any report, form, correspondence, registration or statement required to be filed (or furnished, as applicable) pursuant to the laws, rules or regulations of the United States, any state, any foreign entity, or any Regulatory Agency, and have paid all fees and assessments due and payable in connection therewith, except where the failure to file (or furnish, as applicable) such report, form, correspondence, registration or statement or to pay such fees and assessments would not reasonably be expected to have a Material Adverse Effect on the Parent Parties. Except for examinations conducted by a Regulatory Agency in the ordinary course of business of Parent and its Subsidiaries, no Regulatory Agency has initiated or has pending any proceeding or, to the knowledge of Parent, investigation into the business or operations of Parent or any of its Subsidiaries since January 1, 2023, except where such proceedings or investigations would not reasonably be expected to have a Material Adverse Effect on the Parent Parties. There is no unresolved violation, criticism, or exception by any Regulatory Agency with respect to any report or statement relating to any examinations or inspections of Parent or any of its Subsidiaries, and there has been no formal or informal inquiries by, or disagreements or disputes with, any Regulatory Agency with respect to the business, operations, policies or procedures of Parent or any of its Subsidiaries since January 1, 2023.
4.6 Financial Statements.
(a) The financial statements of Parent and its Subsidiaries included (or incorporated by reference) in the Parent Reports (including the related notes, where applicable) (i) have been prepared from, and are in accordance with, the books and records of Parent and its Subsidiaries, (ii) fairly present in all material respects the consolidated results of operations, cash flows, changes in shareholders equity and consolidated financial position of Parent and its Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth (subject in the case of unaudited statements to year-end audit adjustments normal in nature and amount), (iii) complied, as of their respective dates of filing with the SEC, in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, and (iv) have been prepared in accordance with GAAP consistently applied during the periods involved, except, in each case, as indicated in such statements or in the notes thereto. The books and records of Parent and its Subsidiaries have been, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements. Since January 1, 2023, no independent public accounting firm of Parent has resigned (or informed Parent that it intends to resign) or been dismissed as independent public accountants of Parent as a result of or in connection with any disagreements with Parent on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.
(b) Except as would not reasonably be expected to have a Material Adverse Effect on the Parent Parties, neither Parent nor any of its Subsidiaries has any liability of any nature whatsoever (whether absolute, accrued, contingent or otherwise and whether due or to become due), except for those liabilities that are reflected or reserved against on the consolidated balance sheet of Parent included in its Annual Report on Form 10-K for the year ended December 31, 2024 (including any notes thereto) and for liabilities incurred in the ordinary course of business since December 31, 2024, or in connection with this Agreement and the transactions contemplated by this Agreement.
(c) The records, systems, controls, data and information of Parent and its Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership of Parent or its Subsidiaries or accountants (including all means of access thereto and therefrom), except for any non-exclusive ownership that would not reasonably be expected to have a Material Adverse Effect on the Parent Parties. Parent (x) has implemented and maintains disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) to ensure that material information relating to Parent, including Parent Bank and Parent’s other Subsidiaries, is made known to the chief executive officer and the chief financial officer of Parent by others within those entities as appropriate to allow timely decisions regarding required disclosures and to make the certifications required by the Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act, and (y) has disclosed, based on its most recent evaluation prior to the date of this Agreement, to Parent’s outside auditors and the audit committee of Parent’s Board of Directors (i) any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) which are reasonably likely to adversely affect Parent’s ability to record, process, summarize and report financial information, and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in Parent’s internal controls over financial reporting. These disclosures were made in writing by management to Parent’s auditors and audit committee and true, correct and complete copies of such disclosures have been made available by Parent to Company. To the knowledge of Parent, there is no reason to believe that Parent’s outside auditors and its chief executive officer and chief financial officer will not be able to give the certifications and attestations required pursuant to the rules and regulations adopted pursuant to Section 404 of the Sarbanes-Oxley Act, without qualification, when next due.
(d) Since January 1, 2023, (i) neither Parent nor any of its Subsidiaries, nor, to the knowledge of Parent, any director, officer, auditor, accountant or representative of Parent or any of its Subsidiaries, has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods (including with respect to loan loss reserves, write-downs, charge-offs and accruals) of Parent or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that Parent or any of its Subsidiaries has engaged in questionable accounting or auditing practices, and (ii) no attorney representing Parent or any of its Subsidiaries, whether or not employed by Parent or any of its Subsidiaries has reported evidence of a material violation of securities laws or banking laws, breach of fiduciary duty or similar violation by Parent or any of its Subsidiaries or any of their respective officers, directors, employees or agents to the Board of Directors of Parent or any committee thereof or the Board of Directors or similar governing body of any Parent Subsidiary or any committee thereof, or to the knowledge of Parent, to any director or officer of Parent or any Parent Subsidiary.
4.7 Broker’s Fees. With the exception of the engagement of Keefe, Bruyette & Woods, Inc., neither Parent nor any Parent Subsidiary nor any of their respective officers or directors has employed any broker, finder or financial advisor or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with the transactions contemplated by this Agreement (including the Merger). Parent has disclosed to Company as of the date of this Agreement the aggregate fees provided for in connection with the engagement by Parent of Keefe, Bruyette & Woods, Inc. related to the transactions contemplated by this Agreement (including the Merger).

4.8 Absence of Certain Changes or Events.
(a) Since January 1, 2023, there has not been any effect, change, event, circumstance, condition, occurrence or development that has had or would reasonably be expected to have a Material Adverse Effect on the Parent Parties.
(b) Since January 1, 2023, Parent and its Subsidiaries have carried on their respective businesses in all material respects in the ordinary course, except in connection with the transactions contemplated by this Agreement.
4.9 Legal and Regulatory Proceedings.
(a) Except as would not reasonably be expected to have a Material Adverse Effect on the Parent Parties, neither Parent nor any of its Subsidiaries is a party to any, and there are no outstanding or pending or, to the knowledge of Parent, threatened, legal, administrative, arbitral or other proceedings, claims, actions or governmental or regulatory investigations of any nature against Parent or any of its Subsidiaries or any of their current or former directors or executive officers or challenging the validity or propriety of the transactions contemplated by this Agreement.
(b) There is no Government Order or regulatory restriction imposed upon Parent, any of its Subsidiaries or the assets of Parent or any of its Subsidiaries (or that, upon consummation of the Merger, would apply to Parent or any of its affiliates) that would reasonably be expected to be material to, or otherwise have a Material Adverse Effect on, Parent or any of its Subsidiaries, taken as a whole.
4.10 Taxes. In each case except as would not reasonably be expected to have a Material Adverse Effect on the Parent Parties:
(a) Each of Parent and its Subsidiaries (i) has timely filed or caused to be timely filed, taking into account any extensions, all U.S. federal income Tax Returns and all other material Tax Returns required to be filed by it and such Tax Returns are true, correct and complete in all material respects, and (ii) has timely paid all material Taxes required to have been paid by it (whether or not shown on any Tax Return), except for Taxes that are being contested in good faith in appropriate proceedings or for which adequate reserves have been established in accordance with GAAP.
(b) Each of Parent and its Subsidiaries has complied with all applicable laws relating to the payment, collection, withholding and remittance of Taxes, including with respect to payments made to or received from any employee, creditor, shareholder, customer or other third party.
(c) There are no Liens for Taxes upon any property or assets of Parent or any of its Subsidiaries, except Permitted Encumbrances.
(d) There is no audit or examination with respect to any Taxes of Parent or its Subsidiaries. No deficiency with respect to any Taxes has been proposed, asserted or assessed in writing against Parent or any of its Subsidiaries.
(e) Neither Parent nor any of its Subsidiaries has granted any extension or waiver of the limitation period applicable to any Tax that remains in effect (other than extension or waiver granted in the ordinary course of business).
(f) Neither Parent nor any of its Subsidiaries (i) is a party to or is bound by any Tax sharing, allocation or indemnification agreement (other than (A) contracts solely between Parent and its Subsidiaries and (B) any such agreement entered into in the ordinary course of business and the principal subject matter of which is not Taxes) or (ii) has any liability for Taxes of any person (other than Parent and its Subsidiaries) under Treasury Regulations Section 1.1502-6 or as transferee or successor.
(g) Within the past two (2) years, none of Parent or any of its Subsidiaries has been a “distributing corporation” or a “controlled corporation” in a distribution intended to qualify for tax-free treatment under Section 355 of the Code.
(h) Neither Parent nor any of its Subsidiaries has participated in a “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(2).
(i) Neither Parent nor any of its Subsidiaries has taken or agreed to take any action or is aware of any fact or circumstance that would prevent or impede, or could reasonably be expected to prevent or impede, the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

Notwithstanding any other provision in this Agreement, (i) the representations and warranties of Parent and its Subsidiaries in this Section 4.10 refer only to activities prior to the Closing and shall not serve as representations or warranties regarding, or a guarantee of, nor can they be relied upon with respect to, Taxes attributable to any taxable period (or portion thereof) beginning, or Tax positions taken, after the Closing Date and (ii) no representation or warranty is made with respect to the existence, availability, amount, usability, or limitations (or lack thereof) of any net operating loss, net operating loss carryforward, capital loss, capital loss carryforward, basis amount or other Tax attribute (whether federal, state, local or foreign) of Parent or any of its Subsidiaries.
4.11 Employees.
(a) Except as would not reasonably be expected to have a Material Adverse Effect on the Parent Parties, (i) each Parent Benefit Plan (as defined below) has been established, operated and administered in accordance with its terms and the requirements of all applicable laws, including ERISA and the Code; and (ii) all contributions required to be made to any Parent Benefit Plan by applicable law or by any plan document or other contractual undertaking, and all premiums due or payable with respect to insurance policies funding any Parent Benefit Plan have been timely made or paid in full or, to the extent not required to be made or paid, have been fully reflected on the books and records of Parent. For purposes of this Agreement, “Parent Benefit Plans” means all employee benefit plans (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)), and all equity, bonus or incentive, deferred compensation, retiree medical or life insurance, supplemental retirement, severance, termination, change in control, retention, employment, welfare, insurance, medical, fringe or other compensatory or benefit plans, programs, agreements, contracts, policies, arrangements or remuneration of any kind with respect to which Parent or any Subsidiary is a party or has any obligation or that are maintained, contributed to or sponsored by Parent or any of its Subsidiaries, excluding any “multiemployer plan” within the meaning of Section 4001(a)(3) of ERISA (a “Multiemployer Plan”).
(b) Section 4.11(b) of the Parent Disclosure Schedule sets forth a complete and accurate list of the material Parent Benefit Plans. Parent has made available to Company true and complete copies of each material Parent Benefit Plan and the following related documents, to the extent applicable: (i) all summary plan descriptions or amendments, (ii) the most recent annual report (Form 5500) filed with the Internal Revenue Service (the “IRS”), and (iii) the most recently received IRS determination letter.
(c) Each Parent Benefit Plan that is intended to be qualified under Section 401(a) of the Code has been determined by the IRS to be qualified under Section 401(a) of the Code and nothing has occurred that could reasonably be expected to adversely affect the qualification or tax exemption of any such Parent Benefit Plan.
(d) Each Parent Benefit Plan that is in any part a “nonqualified deferred compensation plan” subject to Section 409A of the Code complies and has complied, both in form and operation, in all material respects, with the requirements of Section 409A of the Code and IRS regulations and guidance thereunder.
(e) None of Parent and its Subsidiaries nor any Parent ERISA Affiliate has, at any time during the last six (6) years, contributed to or been obligated to contribute to a plan that is subject to Section 412 of the Code or Section 302 or Title IV of ERISA or a Multiemployer Plan, and no circumstances exist that could reasonably be expected to result in a liability under Title IV of ERISA for the Parent or any of its Subsidiaries. For purposes of this Agreement, “Parent ERISA Affiliate” means all employers (whether or not incorporated) that would be treated together with Parent or any of its Subsidiaries as a “single employer” within the meaning of Section 414 of the Code.
(f) Except as would not reasonably be expected to have a Material Adverse Effect on the Parent Parties, no Parent Benefit Plan provides for any post-employment or post-retirement health or medical or life insurance benefits for retired, former or current employees or beneficiaries or dependents thereof, except as required by Section 4980B of the Code.
(g) Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated by this Agreement will (either alone or in conjunction with any other event) result in the acceleration of vesting, exercisability, funding or delivery of, or materially increase the amount of compensation due to any current or former employee or other service provider of Parent or any of its Subsidiaries or result in (i) any limitation on the right of Parent or any of its Subsidiaries to amend, merge or terminate any Parent Benefit Plan or related trust on or after the Effective Time or (ii) the payment of any amount that could constitute an “excess parachute payment” as defined in Section 280G(b)(1) of the Code. Neither Parent nor any Subsidiary has any obligation to provide, and no Parent Benefit Plan or other agreement provides any individual with the right to, a gross-up, indemnification, reimbursement or other payment for any excise or additional taxes, interest or penalties incurred pursuant to Section 409A or Section 4999 of the Code or due to the failure of any payment to be deductible under of Section 280G of the Code.
(h) Except as would not reasonably be expected to have a Material Adverse Effect on the Parent Parties, as of the date of this Agreement, there are no pending or, to Parent’s knowledge, threatened, strikes, lockouts, slowdowns, or work stoppages. Neither Parent nor any of its Subsidiaries is party to or bound by any collective bargaining or similar agreement with any labor organization and there are no pending or, to the knowledge of Parent, threatened organizing efforts by any union or other group seeking to represent any employees of Parent or any of its Subsidiaries. Neither the Parent nor any of its Subsidiaries has any unsatisfied liabilities under the Worker Adjustment and Retraining Notification Act of 1988 or equivalent applicable law in any other jurisdiction in which Parent or any of its Subsidiaries operates. Since January 1, 2023, (i) to the knowledge of Parent, no allegations of sexual harassment or misconduct have been made against any employee of Parent or any of its Subsidiaries classified at the level of senior vice president or above or against any director of Parent and (ii) neither Parent nor any of its Subsidiaries has entered into any settlement agreement related to allegations of sexual harassment or misconduct by any such individual.
4.12 SEC Reports. An accurate and complete copy of each Parent Report is publicly available. No such Parent Report, as of the date thereof (and, in the case of registration statements and proxy statements, on the dates of effectiveness and the dates of the relevant meetings, respectively), contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances in which they were made, not misleading, except that information filed or furnished as of a later date (but before the date of this Agreement) shall be deemed to modify information as of an earlier date. Since January 1, 2023, as of their respective dates, all Parent Reports complied in all material respects with the published rules and regulations of the SEC with respect thereto. Since January 1, 2023, no executive officer of Parent has failed in any respect to make the certifications required of him or her under Section 302 or 906 of the Sarbanes-Oxley Act. As of the date of this Agreement, there are no outstanding comments from, or unresolved issues raised by, the SEC with respect to any of the Parent Reports.
4.13 Compliance with Applicable Law.
(a) Parent and each of its Subsidiaries hold, and have at all times since January 1, 2023, held, all licenses, registrations, franchises, certificates, variances, permits, charters and authorizations necessary for the lawful conduct of their respective businesses and ownership of their respective properties, rights and assets under and pursuant to each (and have paid all fees and assessments due and payable in connection therewith), except where neither the cost of failure to hold nor the cost of obtaining and holding such license, registration, franchise, certificate, variance, permit, charter or authorization (nor the failure to pay any fees or assessments) would reasonably be expected to have a Material Adverse Effect on the Parent Parties, and to the knowledge of Parent, no suspension or cancellation of any such necessary license, registration, franchise, certificate, variance, permit, charter or authorization is threatened.
(b) Except as would not reasonably be expected to have a Material Adverse Effect on the Parent Parties, Parent and each of its Subsidiaries have complied with and are not in default or violation under any applicable law, statute, order, rule, regulation, policy and/or guideline of any Governmental Entity relating to Parent or any of its Subsidiaries, including all laws related to cybersecurity, data protection or privacy (including laws relating to the privacy and security of Personal Data), the USA PATRIOT Act, the Bank Secrecy Act, the Equal Credit Opportunity Act and Regulation B, the Fair Housing Act, the Community Reinvestment Act, the Fair Credit Reporting Act, the Truth in Lending Act and Regulation Z, the Home Mortgage Disclosure Act, the Fair Debt Collection Practices Act, the Electronic Fund Transfer Act, the Coronavirus Aid, Relief, and Economic Security (CARES) Act, the Small Business Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, any regulations promulgated by the Consumer Financial Protection Bureau, the Interagency Policy Statement on Retail Sales of Nondeposit Investment Products, the SAFE Mortgage Licensing Act of 2008, the Real Estate Settlement Procedures Act and Regulation X, Title V of the Gramm-Leach-Bliley Act, any and all sanctions or regulations enforced by the Office of Foreign Assets Control of the United States Department of Treasury and any other law, policy or guideline relating to bank secrecy, discriminatory lending, financing or leasing practices, consumer protection, money laundering prevention, foreign assets control, U.S. sanctions laws and regulations, Sections 23A and 23B of the Federal Reserve Act, the Sarbanes-Oxley Act, all agency requirements relating to the origination, sale and servicing of mortgage and consumer loans, and all laws respecting employment and employment practices, terms and conditions of employment, collective bargaining, worker classification, disability, immigration, health and safety, wages, hours and benefits, non-discrimination in employment and workers’ compensation. Parent and its Subsidiaries have established and maintain a system of internal controls designed to ensure compliance in all material respects by Parent and its Subsidiaries with applicable financial recordkeeping and reporting requirements of applicable money laundering prevention laws in jurisdictions where Parent and its Subsidiaries conduct business.
(c) Parent Bank has a Community Reinvestment Act rating of “satisfactory” or better, and has not been advised that it should expect a lower rating.
(d) Parent maintains a written information privacy and security program that contains reasonable administrative, technical and physical safeguards designed to protect the privacy, confidentiality and security of all Personal Data against any Security Breach. To the knowledge of Parent, Parent has not experienced any Security Breach that would reasonably be expected to have a Material Adverse Effect on the Parent Parties or require notification to affected individuals, a Governmental Entity or a Regulatory Agency that has not been made. To the knowledge of Parent, there are no data security or other technological vulnerabilities with respect to its information technology systems or networks that would reasonably be expected to have a Material Adverse Effect on Parent. To the knowledge of Parent, Parent has not been the subject of any inquiry or action of any Governmental Entity or Regulatory Agency with respect to any unauthorized processing of Personal Data or material violation of any laws related to cybersecurity, data protection or privacy.
(e) None of Parent or any of its Subsidiaries, or to the knowledge of Parent, any director, officer, employee, agent or other person acting on behalf of Parent or any of its Subsidiaries has, directly or indirectly, (i) used any funds of Parent or any of its Subsidiaries for unlawful contributions, unlawful gifts, unlawful entertainment or other expenses relating to political activity, (ii) made any unlawful payment to foreign or domestic governmental officials or employees or to foreign or domestic political parties or campaigns from funds of Parent or any of its Subsidiaries, (iii) violated any provision that would result in the violation of the Foreign Corrupt Practices Act of 1977, as amended, or any similar law, (iv) established or maintained any unlawful fund of monies or other assets of Parent or any of its Subsidiaries, (v) made any fraudulent entry on the books or records of Parent or any of its Subsidiaries, or (vi) made any unlawful bribe, unlawful rebate, unlawful payoff, unlawful influence payment, unlawful kickback or other unlawful payment to any person, private or public, regardless of form, whether in money, property or services, to obtain favorable treatment in securing business, to obtain special concessions for Parent or any of its Subsidiaries, to pay for favorable treatment for business secured or to pay for special concessions already obtained for Parent or any of its Subsidiaries, or is currently subject to any United States sanctions administered by the Office of Foreign Assets Control of the United States Treasury Department, except in each case as would not reasonably be expected to have a Material Adverse Effect on the Parent Parties.
(f) Except as would not reasonably be expected to have a Material Adverse Effect on the Parent Parties, (i) Parent and each of its Subsidiaries have properly administered all accounts for which it acts as a fiduciary, including accounts for which it serves as a trustee, agent, custodian, personal representative, guardian, conservator or investment advisor, in accordance with the terms of the governing documents and applicable state, federal and foreign law; and (ii) none of Parent, any of its Subsidiaries, or any of its or its Subsidiaries’ directors, officers or employees, has committed any breach of trust or fiduciary duty with respect to any such fiduciary account, and the accountings for each such fiduciary account are true and correct and accurately reflect the assets and results of such fiduciary account.
4.14 Certain Contracts.
(a) Except as set forth in Section 4.14(a) of the Parent Disclosure Schedule or as filed prior to the date hereof with any Parent Reports, as of the date of this Agreement, neither Parent nor any of its Subsidiaries is a party to or bound by any contract, arrangement, commitment or understanding (whether written or oral, but excluding any Parent Benefit Plan):
(i) which is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC);
(ii) which contains a provision that materially restricts the conduct of any line of business by Parent or any of its Subsidiaries or upon consummation of the Merger will materially restrict the ability of the Surviving

Entity or Parent or any of its affiliates to (x) engage in any line of business or operate in any geographic region or (y) solicit any customer, client or employee of any person in any jurisdiction (other than, in the case of this clause (y), contracts with vendors entered into by Parent and the Parent Subsidiaries in the ordinary course of business);
(iii) which is a collective bargaining agreement or similar agreement with any labor union or guild;
(iv) any of the benefits of or obligations under which will arise or be increased or accelerated by the occurrence of the execution and delivery of this Agreement, receipt of the Requisite Parent Vote or the announcement or consummation of any of the transactions contemplated by this Agreement, or under which a right of cancellation or termination will arise as a result thereof, or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement, where such increase or acceleration of benefits or obligations, right of cancellation or termination, or change in calculation of value of benefits would reasonably be expected to have a Material Adverse Effect on the Parent Parties;
(v) (A) that relates to the incurrence of indebtedness by Parent or any of its Subsidiaries, including any sale and leaseback transactions, capitalized leases (except facility leases) and other similar financing arrangements (other than deposit liabilities, trade payables, federal funds purchased, borrowings from the Federal Reserve Bank discount window, advances and loans from the Federal Home Loan Bank and securities sold under agreements to repurchase, in each case incurred in the ordinary course of business) or (B) that provides for the guarantee, support, assumption or endorsement by Parent or any of its Subsidiaries of, or any similar commitment by Parent or any of its Subsidiaries with respect to, the obligations, liabilities or indebtedness of any other person, in the case of each of clauses (A) and (B), in the principal amount of $2,000,000 or more.
(vi) that grants any right of first refusal, right of first offer or similar right with respect to any material assets, rights or properties of Parent or its Subsidiaries, taken as a whole;
(vii) which creates future payment obligations in excess of $1,000,000 per annum (other than (x) any such contracts which are terminable by Parent or any of its Subsidiaries on ninety (90) days or less notice without penalty, other than the payment of any outstanding obligation at the time of termination, (y) extensions of credit or other customary banking products offered by Parent or its Subsidiaries in the ordinary course or (z) any contracts within the scope of Section 4.14(a)(v));
(viii) that is a joint venture or other material partnership agreement or arrangement;
(ix) that is a settlement, consent or similar agreement and contains any material continuing obligations of Parent or any of its Subsidiaries; or
(x) that relates to the acquisition or disposition of any person, business or asset and under which Parent or its Subsidiaries have or may have a material obligation or liability.
Each contract, arrangement, commitment or understanding of the type described in this Section 4.14(a), whether or not set forth in the Parent Disclosure Schedule, is referred to in this Agreement as a “Parent Contract.” Parent has made available to Parent true, correct and complete copies of each Parent Contract in effect as of the date of this Agreement.
(b) (i) Each Parent Contract is valid and binding on Parent or one of its Subsidiaries, as applicable, and in full force and effect, except as would not reasonably be expected to have a Material Adverse Effect on the Parent Parties, (ii) Parent and each of its Subsidiaries have complied with and performed all obligations required to be complied with or performed by any of them under each Parent Contract, except where such noncompliance or nonperformance would not reasonably be expected to have a Material Adverse Effect on the Parent Parties, (iii) to the knowledge of Parent, each third-party counterparty to each Parent Contract has complied with and performed all obligations required to be complied with and performed by it to date under such Parent Contract, except where such noncompliance or nonperformance would not reasonably be expected to have a Material Adverse Effect on the Parent Parties, (iv) neither Parent nor any of its Subsidiaries has knowledge of any violation of any Parent Contract by any of the other parties thereto which would reasonably be expected to have a Material Adverse Effect on the Parent

Parties and (v) no event or condition exists which constitutes or, after notice or lapse of time or both, will constitute, a breach or default on the part of Parent or any of its Subsidiaries, or to the knowledge of Parent, any other party thereto, of or under any such Parent Contract, except where such breach or default would not reasonably be expected to have a Material Adverse Effect on the Parent Parties.
4.15 Environmental Matters. Except as would not reasonably be expected to have a Material Adverse Effect on the Parent Parties, Parent and its Subsidiaries are in compliance, and have since January 1, 2023, complied, with all federal, state or local law, regulation, Government Order, authorization, common law or agency requirement relating to: (a) the protection or restoration of the environment, health and safety as it relates to hazardous substance exposure or natural resource damages, (b) the handling, use, presence, disposal, release or threatened release of, or exposure to, any hazardous substance, or (c) noise, odor, wetlands, indoor air, pollution, contamination or any injury to persons or property from exposure to any hazardous substance (collectively, “Environmental Law”). There are no legal, administrative, arbitral or other proceedings, claims or actions, or to the knowledge of Parent, any private environmental investigations or remediation activities or governmental investigations of any nature seeking to impose, or that could reasonably be expected to result in the imposition, on Parent or any of its Subsidiaries of any liability or obligation arising under any Environmental Law pending or, to the knowledge of Parent, threatened against Parent, which liability or obligation would reasonably be expected to have a Material Adverse Effect on the Parent Parties. To the knowledge of Parent, there is no reasonable basis for any such proceeding, claim, action or governmental investigation that would impose any liability or obligation that would reasonably be expected to have a Material Adverse Effect on the Parent Parties. Parent is not subject to any agreement, Government Order, letter agreement or memorandum of agreement by or with any Governmental Entity, Regulatory Agency or other third party imposing any liability or obligation with respect to the foregoing that would reasonably be expected to have a Material Adverse Effect on the Parent Parties.
4.16 Investment Securities and Commodities. Each of Parent and its Subsidiaries has good title to all securities and commodities owned by it (except those sold under repurchase agreements) which are material to Parent’s business on a consolidated basis, free and clear of any Lien, except to the extent such securities or commodities are pledged in the ordinary course of business to secure obligations of Parent or its Subsidiaries. Such securities and commodities are valued on the books of Parent in accordance with GAAP in all material respects. Parent and its Subsidiaries implement and comply in all material respects with investment, securities, commodities, risk management and other policies, practices and procedures that Parent believes are prudent and reasonable in the context of its businesses.
4.17 Real Property. Parent or a Parent Subsidiary (a) has good and marketable title to all the real property reflected in the latest audited balance sheet included in the Parent Reports as being owned by Parent or a Parent Subsidiary or acquired after the date thereof which are material to Parent’s business on a consolidated basis (except properties sold or otherwise disposed of since the date thereof in the ordinary course of business) (the “Parent Owned Properties”), free and clear of all material Liens, except (i) statutory Liens securing payments not yet due, (ii) Liens for real property Taxes not yet due and payable, (iii) easements, rights of way, and other similar encumbrances that do not materially affect the value or use of the properties or assets subject thereto or affected thereby or otherwise materially impair business operations at such properties and (iv) such imperfections or irregularities of title or Liens as do not materially affect the value or use of the properties or assets subject thereto or affected thereby or otherwise materially impair business operations at such properties (clauses (i) through (iv), collectively, “Permitted Encumbrances”), and (b) is the lessee of all leasehold estates reflected in the latest audited financial statements included in such Parent Reports or acquired after the date thereof which are material to Parent’s business on a consolidated basis (except for leases that have expired by their terms since the date thereof) (such leasehold estates, collectively with the Parent Owned Properties, the “Parent Real Property”), free and clear of all material Liens, except for Permitted Encumbrances, and is in possession of the properties purported to be leased thereunder, and each such lease is valid without default thereunder by the lessee or, to the knowledge of Parent, the lessor. There are no pending or, to the knowledge of Parent, threatened condemnation proceedings against the Parent Real Property.
4.18 Intellectual Property. Except as would not reasonably be expected to have a Material Adverse Effect on the Parent Parties: (a) Parent and each of its Subsidiaries owns, or otherwise has rights to use (in each case, free and clear of any material Liens), all Intellectual Property used in the conduct of its business as currently conducted, (b) to the knowledge of Parent, the conduct of the business of Parent and its Subsidiaries does not infringe, misappropriate or otherwise violate the rights of any person, (c) neither Parent nor its Subsidiaries has, within the past three (3) years, received any written notice alleging it or its Subsidiaries has infringed, misappropriated or otherwise violated the

Intellectual Property rights of any person, (d) to the knowledge of Parent, no person is infringing, misappropriating or otherwise violating any Intellectual Property owned by Parent or any of its Subsidiaries, and (e) neither Parent nor any Parent Subsidiary has, within the past three (3) years, received any written notice of any pending claim with respect to any Intellectual Property owned by Parent or any Parent Subsidiary, and Parent and its Subsidiaries have taken commercially reasonable actions to avoid the abandonment or cancellation of all Intellectual Property owned by Parent and its Subsidiaries. For purposes of this Agreement, “Intellectual Property” means all rights in or to: (w) trademarks, service marks, logos, trade dress, domain names and other indicia of origin, all applications and registrations for the foregoing, and all goodwill associated therewith and symbolized thereby, including all renewals of the same; (x) patents and patent applications, including divisionals, revisions, continuations, continuations-in-part, renewals, extensions, substitutes, re-issues and re-examinations; (y) proprietary trade secrets and know-how; and (z) published and unpublished works of authorship, whether copyrightable or not, copyrights therein and thereto, and registrations and applications therefor, and all renewals, extensions, restorations and reversions thereof.
4.19 Related Party Transactions. As of the date of this Agreement, except as set forth in any Parent Reports, there are no transactions or series of related transactions, agreements, arrangements or understandings, nor are there any currently proposed transactions or series of related transactions, between Parent or any of its Subsidiaries, on the one hand, and any current or former director or “executive officer” (as defined in Rule 3b-7 under the Exchange Act) of Parent or any of its Subsidiaries or any person who beneficially owns (as defined in Rules 13d-3 and 13d-5 of the Exchange Act) five percent (5%) or more of the outstanding Parent Common Stock (or any of such person’s immediate family members or affiliates) (other than Parent Subsidiaries), on the other hand, of the type required to be reported in any Parent Report pursuant to Item 404 of Regulation S-K promulgated under the Exchange Act that have not been disclosed therein.
4.20 State Takeover Laws. The Board of Directors of Parent has approved this Agreement and the transactions contemplated by this Agreement and has taken all such other necessary actions as required to render inapplicable to such agreements and transactions the provisions of any potentially applicable Takeover Restrictions, including Section 23B.19.040(1) of the WBCA as it may become applicable or purport to become applicable to the Company shareholders party to the Support Agreement or any of their affiliates.
4.21 Opinion of Financial Advisor. Prior to the execution of this Agreement, the Board of Directors of Parent received an opinion (which if initially rendered orally, has been or will be confirmed by written opinion of the same date) from Keefe, Bruyette & Woods, Inc. to the effect that as of the date of such opinion and based upon and subject to the assumptions, limitations, qualifications and other matters set forth in the written opinion, the Merger Consideration pursuant to this Agreement is fair, from a financial point of view, to Parent. Such opinion has not been amended or rescinded as of the date of this Agreement.
4.22 Parent Information. The information relating to Parent and its Subsidiaries or that is provided by Parent or its Subsidiaries or their respective representatives for inclusion in the Proxy Statement, Consent Solicitation Statement, the S-4 or in any other document filed with any Regulatory Agency or Governmental Entity in connection with this Agreement, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading. The S-4 (except for such portions thereof that relate only to Company or any of its Subsidiaries) will comply in all material respects with the applicable provisions of the Securities Act and the Exchange Act and the rules and regulations thereunder.
4.23 Loan Portfolio.
(a) As of the date of this Agreement, except as set forth in Section 4.23(a) of the Parent Disclosure Schedule, neither Parent nor any of its Subsidiaries is a party to any Loans in which Parent or any Parent Subsidiary is a creditor that, as of December 31, 2024, had an outstanding balance of $1,000,000 or more and under the terms of which the obligor was, as of December 31, 2024, over ninety (90) days or more delinquent in payment of principal or interest. Set forth in Section 4.23(a) of the Parent Disclosure Schedule is a true, correct and complete list of (A) all the Loans of Parent and its Subsidiaries that, as of December 31, 2024, had an outstanding balance of $1,000,000 or more and were classified by Parent as “Special Mention,” “Substandard,” “Doubtful,” “Loss,” “Classified,” “Criticized,” or words of similar import, together with the principal amount of each such Loan and (B) each asset of Parent or any of its Subsidiaries that, as of December 31, 2024, is classified as “Other Real Estate Owned” and the book value thereof.

(b) Except as would not reasonably be expected to have a Material Adverse Effect on the Parent Parties, each Loan of Parent or any of its Subsidiaries (i) is evidenced by notes, agreements or other evidences of indebtedness that are true, genuine and what they purport to be, (ii) to the extent carried on the books and records of Parent and its Subsidiaries as secured Loans, has been secured by valid charges, mortgages, pledges, security interests, restrictions, claims, liens or encumbrances, as applicable, which have been perfected and (iii) is the legal, valid and binding obligation of the obligor named therein, enforceable in accordance with its terms, subject to the Enforceability Exceptions.
(c) Except as would not reasonably be expected to have a Material Adverse Effect on the Parent Parties, each outstanding Loan of Parent or any of its Subsidiaries (including Loans held for resale to investors) was (except for Loans not originated by Parent or any of its Subsidiaries) solicited and originated, and is and has been administered and, where applicable, serviced, and the relevant Loan files are being maintained, in all material respects in accordance with the relevant notes or other credit or security documents, and (except for Loans not originated by Parent or any of its Subsidiaries) the written underwriting standards of Parent and its Subsidiaries (and, in the case of Loans held for resale to investors, the underwriting standards, if any, of the applicable investors) and with all applicable federal, state and local laws, regulations and rules.
4.24 No Broker-Dealers. Neither Parent nor any of its Subsidiaries is required to be registered, licensed, qualified or authorized, as a broker-dealer under the Exchange Act or under any other applicable law.
4.25 No Investment Advisors. Neither Parent nor any of its Subsidiaries are required to register with the SEC as an investment adviser under the Investment Advisers Act.
4.26 Insurance Business. Except as would not reasonably be expected to have a Material Adverse Effect on the Parent Parties, (i) since January 1, 2023, at the time each agent, representative, producer, reinsurance intermediary, wholesaler, third-party administrator, distributor, broker, employee or other person authorized to sell, produce, manage or administer products on behalf of Parent or any Parent Subsidiary (“Parent Agent”) wrote, sold, produced, managed, administered or procured business for Parent or a Parent Subsidiary, such Parent Agent was, at the time the Parent Agent wrote or sold business, duly licensed for the type of activity and business written, sold, produced, managed, administered or produced to the extent required by applicable law, (ii) no Parent Agent has been since January 1, 2023, or is currently, in violation of any law, rule or regulation applicable to such Parent Agent’s writing, sale, management, administration or production of insurance business, and (iii) each Parent Agent was appointed by each insurance carrier whose insurance business was written, sold, produced, managed, administered or procured by such Parent Agent, to the extent required by applicable law.
4.27 Insurance. Except as would not reasonably be expected to have a Material Adverse Effect on the Parent Parties, (a) Parent and its Subsidiaries are insured with reputable insurers against such risks and in such amounts as the management of Parent reasonably has determined to be prudent and consistent with industry practice, and Parent and its Subsidiaries are in compliance in all material respects with their insurance policies and are not in default under any of the terms thereof, (b) each such policy is outstanding and in full force and effect and, except for policies insuring against potential liabilities of officers, directors and employees of Parent and its Subsidiaries, Parent or the relevant Subsidiary thereof is the sole beneficiary of such policies, (c) all premiums and other payments due under any such policy have been paid, and all claims thereunder have been filed in due fashion, (d) there is no claim for coverage by Parent or any of its Subsidiaries pending under any insurance policy as to which coverage has been questioned, denied or disputed by the underwriters of such insurance policy and (e) neither Parent nor any of its Subsidiaries has knowledge of notice of any threatened termination of, material premium increase with respect to, or material alteration of coverage under, any insurance policies.
4.28 Agreements with Regulatory Agencies. Neither Parent nor any of its Subsidiaries is subject to any cease-and-desist or other order or enforcement action issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or has been ordered to pay any civil money penalty by, or has been since January 1, 2023, a recipient of any supervisory letter from, or since January 1, 2023, has adopted any policies, procedures or board resolutions at the request or suggestion of, any Regulatory Agency or other Governmental Entity in each case that restricts in any material respect or would reasonably be expected to restrict in any material respect the conduct of the business of the Parent or any of its Subsidiaries or that in each case and in any material manner relates to the capital adequacy, ability to pay dividends, credit or risk management policies, management or business of the Parent or any of the Parent Subsidiaries (each, whether or not set forth in the Parent Disclosure Schedule, a “Parent Regulatory Agreement”), nor has Parent or any of its Subsidiaries been advised in writing since January 1, 2023 by any Regulatory Agency or other Governmental Entity that it is considering issuing, initiating, ordering, or requesting any such Parent Regulatory Agreement.
4.29 Risk Management Instruments. Except as would not reasonably be expected to have a Material Adverse Effect on the Parent Parties, (a) all interest rate swaps, caps, floors, option agreements, futures and forward contracts and other similar derivative transactions and risk management arrangements, whether entered into for the account of Parent, any of its Subsidiaries or for the account of a customer of Parent or one of its Subsidiaries, were entered into in the ordinary course of business and in accordance with applicable rules, regulations and policies of any Regulatory Agency and with counterparties believed to be financially responsible at the time and are legal, valid and binding obligations of Parent or one of its Subsidiaries enforceable in accordance with their terms (except as may be limited by the Enforceability Exceptions), and are in full force and effect; and (b) Parent and each of its Subsidiaries have duly performed in all material respects all of their obligations, and, to Parent’s knowledge, there are no material breaches, violations or defaults or allegations or assertions of such by any party thereunder.
4.30 No Other Representations or Warranties.
(a) Except for the representations and warranties made by the Parent Parties in this Article IV, no Parent Party nor any other person makes any express or implied representation or warranty with respect to Parent, its Subsidiaries, or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects, and the Parent Parties hereby disclaim any such other representations or warranties. In particular, without limiting the foregoing disclaimer, neither of the Parent Parties nor any other person makes or has made any representation or warranty to Company or any of its affiliates or representatives with respect to (i) any financial projection, forecast, estimate, budget or prospective information relating to Parent, any of its Subsidiaries or their respective businesses or (ii) except for the representations and warranties made by the Parent Parties in this Article IV, any oral or written information presented to Company or any of its affiliates or representatives in the course of their due diligence investigation of the Parent Parties, the negotiation of this Agreement or in the course of the transactions contemplated by this Agreement.
(b) Each Parent Party acknowledges and agrees that neither Company nor any other person has made or is making any express or implied representation or warranty other than those contained in Article III.
Article V
COVENANTS RELATING TO CONDUCT OF BUSINESS
5.1 Conduct of Businesses Prior to the Effective Time. During the period from the date of this Agreement to the Effective Time or earlier termination of this Agreement, except as expressly contemplated or permitted by this Agreement or the Parent Disclosure Schedule, required by law (including any Pandemic Measures) or with the prior consent in writing by Company (such consent not to be unreasonably withheld, conditioned or delayed), Parent shall, and shall cause each of its Subsidiaries to, conduct its business in the ordinary course in all material respects and use reasonable best efforts to maintain and preserve intact its business organization and advantageous business relationships.
5.2 Company Forbearances. During the period from the date of this Agreement to the Effective Time or earlier termination of this Agreement, except as set forth in the Company Disclosure Schedule, as expressly contemplated or permitted by this Agreement or as required by law (including any Pandemic Measures), Company shall not, and shall cause its Subsidiaries not to, without the prior written consent of Parent (such consent not to be unreasonably withheld, conditioned or delayed):
(a) amend the Company Articles, the Company Bylaws or any of the organizational documents of any of its Subsidiaries in a manner that would impair Company’s ability to perform its obligations under this Agreement or consummate the transactions contemplated by this Agreement, including the Merger, on a timely basis;
(b) adjust, split, combine or reclassify any capital stock, except as required by the Company Articles, Company Bylaws or that Shareholders Agreement by and among the Company, EB Acquisition Company LLC, EB Acquisition Company II LLC, Rabobank International Holding B.V. and the other parties thereto, dated as of August 31, 2019 (as amended, modified or supplemented, the “Existing Shareholders Agreement”) pursuant to the terms thereof as of the date of this Agreement in respect of Non-Voting Company Common Stock;

(c) merge or consolidate itself or any of its Subsidiaries with any other person, or restructure, reorganize or completely or partially liquidate or dissolve it or any of its Subsidiaries;
(d) take any action or knowingly fail to take any action where such action or failure to act could reasonably be expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code;
(e) take any action that is intended or expected to result in any of the conditions to the Merger set forth in Article VII not being satisfied;
(f) knowingly take any action (including a business acquisition, sale or other strategic transaction) that is intended or would reasonably be expected to prevent, materially impede or materially delay the consummation of the transactions contemplated by this Agreement, including the Merger, or materially impair Company’s ability to perform its obligations under this Agreement or consummate the transactions contemplated by this Agreement, including the Merger, on a timely basis; or
(g) agree to take, make any commitment to take, or adopt any resolutions of its Board of Directors or similar governing body in support of, any of the actions prohibited by this Section 5.2.
5.3 Parent Forbearances. During the period from the date of this Agreement to the Effective Time or earlier termination of this Agreement, except as set forth in the Parent Disclosure Schedule, as expressly contemplated or permitted by this Agreement or as required by law (including any Pandemic Measures), Parent shall not, and shall cause its Subsidiaries not to, without the prior written consent of Company (such consent not to be unreasonably withheld, conditioned or delayed):
(a) other than (i) federal funds borrowings, borrowings from the Federal Reserve Bank discount window and Federal Home Loan Bank borrowings with a maturity not in excess of nine (9) months, (ii) the creation of non-brokered deposit liabilities with a maturity not in excess of thirteen (13) months (iii) the creation of brokered deposit liabilities with a maturity not in excess of six (6) months, (iv) issuances of letters of credit, (v) purchases of federal funds, (vi) sales of certificates of deposit and (vii) entry into repurchase agreements, in each case of clauses (i) through (vii), in the ordinary course of business, incur any indebtedness for borrowed money (other than indebtedness of Parent or any of its wholly owned Subsidiaries to Parent or any of its wholly owned Subsidiaries), or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other individual, corporation or other entity;
(b) (i) adjust, split, combine or reclassify any capital stock;
(ii)  make, declare, pay or set a record date for any dividend, or any other distribution on, or directly or indirectly redeem, purchase or otherwise acquire, any shares of its capital stock or other equity or voting securities or any securities or obligations convertible (whether currently convertible or convertible only after the passage of time or the occurrence of certain events) or exchangeable into or exercisable for any shares of its capital stock or other equity or voting securities, except, in each case, (A) dividends paid by any of the Parent Subsidiaries to Parent or any of its wholly owned Subsidiaries, (B) the acceptance of shares of Parent Common Stock as payment for withholding Taxes incurred in connection with the vesting or settlement of Parent Equity Awards, in each case, in accordance with past practice and the terms of the applicable award agreements in effect as of the date of this Agreement or (C) regular distributions on outstanding trust preferred securities in accordance with their terms;
(iii)  issue, sell, transfer, encumber or otherwise permit to become outstanding any shares of capital stock or voting securities or equity interests or securities convertible (whether currently convertible or convertible only after the passage of time of the occurrence of certain events) or exchangeable into, or exercisable for, any shares of its capital stock or other equity or voting securities, including any Parent Securities or Parent Subsidiary Securities, or any options, warrants, or other rights of any kind to acquire any shares of capital stock or other equity or voting securities, including any Parent Securities or Parent Subsidiary Securities, except pursuant to the settlement of Parent Equity Awards that are outstanding as of the date hereof as set forth on Section 5.3(b)(iii) of the Parent Disclosure Schedule, in each case in accordance with their terms, and the payment of Director fees as set forth Parent’s director compensation program as most recently disclosed in the Parent Reports filed prior to the date hereof;

(c) sell, transfer, mortgage, encumber or otherwise dispose of any of its material properties or assets (other than Intellectual Property addressed in Section 5.3(d) below) to any individual, corporation or other entity other than a wholly owned Subsidiary, or cancel, release or assign any indebtedness to any such person or any claims held by any such person, in each case other than sales and dispositions of immaterial properties or assets in the ordinary course of business or pursuant to contracts or agreements set forth on Section 5.3(c) of the Parent Disclosure Schedule;
(d) sell, assign, license, transfer or otherwise dispose of, cancel, abandon or allow to lapse or expire any Intellectual Property owned by Parent or its Subsidiaries, except for (i) non-exclusive licenses granted in the ordinary course of business or (ii) cancellations, abandonments, lapses or expirations of Intellectual Property at the end of such Intellectual Property’s statutory term in the ordinary course;
(e) except for foreclosure or acquisitions of control in a fiduciary or similar capacity or in satisfaction of debts previously contracted in good faith in the ordinary course of business, make any material investment in or acquisition of (whether by purchase of stock or securities, contributions to capital, property transfers, merger or consolidation, or formation of a joint venture or otherwise) any other person or the property or assets of any other person, in each case other than a wholly owned Parent Subsidiary;
(f) in each case except for transactions in the ordinary course of business, terminate, materially amend, or waive any material provision of, any Parent Contract, or make any change in any instrument or agreement governing the terms of any of its securities, other than normal renewals of contracts without material adverse changes of terms with respect to Parent, or enter into any contract that would constitute a Parent Contract if it were in effect on the date of this Agreement;
(g) except as required under applicable law or the terms of any Parent Benefit Plan existing as of the date of this Agreement, as applicable, (i) enter into, establish, adopt, materially amend or terminate any Parent Benefit Plan, or any arrangement that would be a Parent Benefit Plan if in effect on the date of this Agreement, other than ordinary course amendments that would not reasonably be expected to increase the cost of benefits under any Parent Benefit Plan, (ii) increase the compensation or benefits payable to any current or former employee, officer, director or individual consultant or pay any amounts to any such individual not otherwise due, other than (x) increases to current employees and officers in the ordinary course of business consistent with past practice in connection with a promotion or change in responsibilities and to a level consistent with similarly situated peer employees and (y) the payment of incentive compensation in the ordinary course of business consistent with past practice for completed performance periods based upon actual performance, (iii) accelerate the vesting of any equity-based awards or other compensation or benefits, (iv) become a party to, establish, adopt, amend, commence participation in or terminate any collective bargaining agreement or other agreement with a labor union, works council or similar organization, (v) provide any funding for any rabbi trust or similar arrangement, or (vi) hire (other than a replacement hire in the ordinary of course of business consistent with past practice), or terminate (other than for cause) the employment of, any individual with a base salary in excess of $175,000;
(h) settle any claim, suit, action or proceeding, except involving solely monetary remedies in an amount not in excess of $1,000,000, individually and $3,000,000 in the aggregate (in each case, net of insurance proceeds), that is not material to Parent, and that would not impose any material restriction on, or create any adverse precedent that would be material to, the business of it or its Subsidiaries following the Merger or to the receipt of regulatory approvals for the Merger on a timely basis;
(i) except for the Parent Articles Amendment and the Parent Bylaw Amendment, amend the Parent Articles or the Parent Bylaws or the articles of incorporation, bylaws or comparable governing documents of its Subsidiaries;
(j) materially restructure or materially change its investment securities or derivatives portfolio or its interest rate exposure, through purchases, sales or otherwise, or the manner in which the portfolio is classified or reported;
(k) implement or adopt any change in its accounting principles, practices or methods, other than as may be required by GAAP;
(l) enter into any new line of business or, other than in the ordinary course of business, change in any material respect its lending, investment, underwriting, hedging practices and policies, risk and asset liability management and other banking and operating, securitization and servicing policies (including any material change in the maximum ratio or similar limits as a percentage of its capital exposure applicable with respect to its loan portfolio or any segment thereof or individual loans), except as required by applicable law, regulation or policies imposed by any Governmental Entity;
(m) other than in the ordinary course of business, (A) change or revoke any material Tax election that is material to Parent and its Subsidiaries, taken as a whole, on any Tax Return filed on or after the date of this Agreement, except as a result of, or in response to, any changes in U.S. federal Tax laws or regulations or administrative guidance promulgated or issued thereunder, (B) change an annual Tax accounting period, which change is material to Parent and its Subsidiaries, taken as a whole, (C) file any material amended Tax Return with respect to an amount of Taxes that is material to Parent and its Subsidiaries, taken as a whole, or (D) enter into any closing agreement with respect to an amount of Taxes that is material to Parent and its Subsidiaries, taken as a whole;
(n) merge or consolidate itself or any of its Subsidiaries with any other person, or restructure, reorganize or completely or partially liquidate or dissolve it or any of its Subsidiaries;
(o) make or acquire any Loan or issue a commitment (or renew or extend an existing commitment), except to the extent approved by Parent Bank and committed to, in each case prior to the date hereof and set forth in Section 5.3(o) of the Parent Disclosure Schedule, outside of the ordinary course of business consistent with past practice or inconsistent with its lending policies and procedures as in effect as of the date of this Agreement or that would require approval by the Board of Directors of Parent Bank or committee thereof under the terms of its lending policies and procedures as in effect as of the date of this Agreement;
(p) make any capital expenditures that exceed by more than fifteen (15) percent in the aggregate the capital expenditures budget of Parent in effect on the date hereof as set forth on Section 5.3(p) of the Parent Disclosure Schedule;
(q) take any action or knowingly fail to take any action where such action or failure to act could reasonably be expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code;
(r) take any action that is intended or expected to result in any of the conditions to the Merger set forth in Article VII not being satisfied or prevent, materially impede or materially delay the consummation of the transactions contemplated hereby, except as may be required by applicable law; or
(s) agree to take, make any commitment to take, or, subject to Section 6.3(c) adopt any resolutions of its Board of Directors or similar governing body in support of, any of the actions prohibited by this Section 5.3.
5.4 Pandemic Measures. Notwithstanding anything to the contrary set forth in Section 5.1, Parent and its respective Subsidiaries may take any commercially reasonable actions that Parent reasonably determines is necessary or prudent for Parent to take or not take in response to any Pandemic or any Pandemic Measures; provided that Parent and its Subsidiaries shall provide prior notice to and consult with the Company in good faith to the extent such actions would otherwise require consent of the Company under Section 5.1.
Article VI
ADDITIONAL AGREEMENTS
6.1 Regulatory Matters.
(a) Promptly after the date of this Agreement, Parent and Company shall prepare, and Parent shall file with the SEC the S-4 in which the Proxy Statement and Consent Solicitation Statement will be included as a prospectus. Parent and Company shall use reasonable best efforts to make such filing within forty-five (45) days of the date of this Agreement. Parent and Company shall use reasonable best efforts to respond as promptly as practicable to any comments of the SEC staff with respect to the S-4 and to keep the S-4 effective for so long as necessary to consummate the transactions contemplated by this Agreement, and Parent shall cause the definitive Proxy Statement to be mailed to its shareholders as promptly as practicable after the date on which the S-4 is declared effective under the Securities Act. Company shall cause the definitive Consent Solicitation Statement to be delivered to its shareholders as promptly as practicable after the date on which the S-4 is declared effective under the Securities Act. Parent shall as promptly as practicable notify Company of the receipt of any written comments from the staff of the SEC relating to the S-4. If at any time prior to the Effective Time in the case of the S-4, prior to the receipt of the Requisite Parent Vote in the case of the Proxy Statement or prior to the receipt of the Requisite Company Vote in the case of the Consent Solicitation Statement, any Party discovers any information that should be set forth in an amendment or supplement thereto so that the S-4, Proxy Statement or Consent Solicitation Statement would not include any misstatement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, such Party shall promptly notify the other Parties and, to the extent required by applicable law, an appropriate amendment or supplement describing such information shall be promptly filed by Parent with the SEC and, to the extent required by law, disseminated to the applicable shareholders.
(b) The Parties shall cooperate with each other and use their reasonable best efforts to promptly prepare and file all necessary documentation, to effect all applications, notices, petitions and filings and in the case of the applications, notices, petitions and filings in respect of the Requisite Regulatory Approvals, use their reasonable best efforts to make them within thirty (30) days of the date of this Agreement, to obtain as promptly as practicable all permits, consents, approvals and authorizations of all third parties and Governmental Entities which are necessary or advisable to consummate the transactions contemplated by this Agreement (including the Merger), and to comply with the terms and conditions of all such permits, consents, approvals and authorizations of all such Governmental Entities. Parent and Company shall have the right to review for a reasonable period of time in advance, and, to the extent practicable, each will consult the other on, in each case subject to applicable laws relating to the exchange of information, all the information relating to Company or Parent, as the case may be, and any of their respective Subsidiaries, which appears in any filing made with, or written materials submitted to, any third party or any Governmental Entity, including the Proxy Statement, the S-4 and any other filing made in connection with the transactions contemplated by this Agreement. In exercising the foregoing right, each of the Parties hereto shall act reasonably and as promptly as practicable. The Parties hereto agree that they will consult with each other with respect to the obtaining of all permits, consents, approvals and authorizations of all third parties and Governmental Entities necessary or advisable to consummate the transactions contemplated by this Agreement and each Party will keep the other apprised of the status of matters relating to completion of the transactions contemplated in this Agreement, and each Party shall consult with the other in advance of any meeting or conference with any Governmental Entity in connection with the transactions contemplated by this Agreement and, to the extent permitted by such Governmental Entity, give the other Party and/or its counsel the opportunity to attend and participate in such meetings and conferences, in each case subject to applicable law. As used in this Agreement, the term “Requisite Regulatory Approvals” shall mean all regulatory authorizations, consents, waivers, orders and approvals (and the expiration or termination of all statutory waiting periods in respect thereof) (i) from the Federal Reserve Board, the FDIC, the CDFI and the WDFI, and (ii) otherwise set forth in Section 3.4 or Section 4.4 that are necessary to consummate the transactions contemplated by this Agreement (including the Merger) or those the failure of which to be obtained would reasonably be expected to have a Material Adverse Effect on the Surviving Entity.
(c) Without limiting the generality of the undertaking pursuant to Section 6.1(b), Parent and Company agree to take or cause to be taken the following actions: (i) use reasonable best efforts to obtain the Requisite Regulatory Approvals (as applicable) and to take, or cause to be taken, all actions necessary, proper or advisable to comply promptly with all legal requirements that may be imposed on Parent, Company or any of their respective Subsidiaries with respect to the Merger and, subject to the conditions set forth in Article VII, to consummate the transactions contemplated by this Agreement as promptly as practicable; (ii) use reasonable best efforts to avoid the entry of any permanent, preliminary or temporary administrative decision or award, decree, injunction, judgment, order, quasi-judicial decision or award, ruling or writ of any arbitrator, mediator, tribunal, administrative agency or Governmental Entity (each, a “Government Order”) that would or is reasonably likely to delay, restrain, prevent, enjoin or otherwise prohibit consummation of the transactions contemplated by this Agreement, including the defense through litigation on the merits of any claim asserted in any court, agency or other proceeding by any person, including any Governmental Entity, seeking to delay, restrain, prevent, enjoin or otherwise prohibit consummation of the transactions contemplated by this Agreement; and (iii) use reasonable best efforts to take, in the event that any permanent, preliminary or temporary Government Order is entered or issued, or becomes reasonably foreseeable to be entered or issued, in any proceeding or inquiry of any kind that would make consummation of the transactions contemplated by this Agreement in accordance with the terms of this Agreement unlawful or that would delay, restrain, prevent, enjoin or otherwise prohibit consummation of the transactions contemplated by this Agreement, steps reasonably necessary to resist, vacate, modify, reverse, suspend, prevent, eliminate or remove such actual, anticipated or threatened Government Order so as to permit such consummation on a schedule as close as possible to that contemplated by this Agreement. Notwithstanding anything to the contrary in this Agreement, nothing contained in this Agreement shall require Company or any of its affiliates, and neither Parent nor any of the Parent

Subsidiaries shall be permitted (without the prior written consent of Company), to take, or agree to take, any action or agree to any condition or restriction, in connection with the grant of a Requisite Regulatory Approval, that would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Parent and its Subsidiaries, taken as a whole, after giving effect to the Merger (measured on a pro forma basis after giving effect to the transactions contemplated by this Agreement, including the Merger) (a “Material Burdensome Condition”).
(d) Each Party shall promptly inform the other Party, and promptly respond to any request for information and use reasonable best efforts to take such action and resolve any objection that may be required or asserted by any Governmental Entity with respect to this Agreement or the transactions contemplated by this Agreement.
(e) The Parent Parties and Company shall, upon request, furnish each other with all information concerning themselves, their Subsidiaries, directors, officers and shareholders and such other matters as may be reasonably necessary or advisable in connection with the Proxy Statement, the S-4 or any other statement, filing, notice or application made by or on behalf of Parent, Company or any of their respective Subsidiaries to any Governmental Entity in connection with the Merger and the other transactions contemplated by this Agreement.
(f) The Parent Parties and Company shall promptly advise each other upon receiving any communication from any Governmental Entity that causes such Party to believe that there is a reasonable likelihood that any Requisite Regulatory Approval will not be obtained, or that the receipt of any such approval will be delayed.
6.2 Access to Information; Confidentiality.
(a) Upon reasonable notice and subject to applicable laws (including any Pandemic Measures), each Parent Party and Company, for the purposes of verifying the representations and warranties of the other and preparing for the Merger and the other matters contemplated by this Agreement, shall, and shall cause each of their respective Subsidiaries to, afford to the officers, employees, accountants, counsel, advisors and other representatives of the other Party, access, during normal business hours during the period prior to the Effective Time, to all its properties, books, contracts, commitments, personnel, information technology systems, and records, and each shall cooperate with the other Party in preparing to execute after the Effective Time the conversion or consolidation of systems and business operations generally, and, during such period, each Parent Party and Company shall, and shall cause its respective Subsidiaries to, make available to the other Party (i) a copy of each report, schedule, registration statement and other document filed or received by it during such period pursuant to the requirements of federal securities laws or federal or state banking laws (other than reports or documents that a Parent Party or Company, as the case may be, is not permitted to disclose under applicable law), and (ii) all other information concerning its business, properties and personnel as such Party may reasonably request. No Parent Party nor Company nor any of their respective Subsidiaries shall be required to provide access to or to disclose information where such access or disclosure would violate or prejudice the rights of the Parent Parties’ or Company’s, as the case may be, customers, jeopardize the attorney-client privilege of the institution in possession or control of such information (after giving due consideration to the existence of any common interest, joint defense or similar agreement between the parties), contravene any law, rule, regulation, Government Order, fiduciary duty or binding agreement entered into prior to the date of this Agreement or to the extent that the Parent Parties or Company, as the case may be, reasonably determines, in light of any Pandemic or any Pandemic Measures that such access would jeopardize the health and safety of any of its employees. The parties hereto will make appropriate substitute disclosure arrangements under circumstances in which the restrictions of the preceding sentence apply.
(b) Each of Parent and Parent Bank, on the one hand and Company, on the other hand, shall hold all information furnished by or on behalf of the other Party (or Parties, as applicable) or any of such Party’s (or Parties’, as applicable) Subsidiaries or representatives pursuant to Section 6.2(a) in confidence to the extent required by, and in accordance with, the provisions of the confidentiality agreement, dated January 13, 2025, between Parent, Company and the other parties thereto (the “Confidentiality Agreement”).
(c) No investigation by either of the Parties or their respective representatives shall affect or be deemed to modify or waive the representations and warranties of the other set forth in this Agreement. Nothing contained in this Agreement shall give either Party, directly or indirectly, the right to control or direct the operations of the other Party prior to the Effective Time. Prior to the Effective Time, each Party shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.

6.3 Shareholders’ Approvals.
(a) Within twenty-four (24) hours following the date of this Agreement, Company shall deliver to Parent duly executed counterparts of Support Agreement(s) executed by the shareholders listed on Exhibit C obligating certain of such shareholders to deliver written consents approving this Agreement and the transactions contemplated hereby, and the principal terms thereof, following the effectiveness of the S-4, which written consents shall constitute the Requisite Company Vote. Following the delivery of the Consent Solicitation Statement to its shareholders, Company shall use its reasonable best efforts to solicit from all of its shareholders consent in favor of the approval of this Agreement and the transactions contemplated hereby, including the Merger, to the extent required by applicable law.
(b) Parent shall call a special meeting of its shareholders (the “Parent Meeting”) to be held as soon as reasonably practicable after the S-4 is declared effective under the Securities Act and the Proxy Statement is mailed, for the purpose of (i) obtaining the Requisite Parent Vote, (ii) obtaining the approval and adoption of an equity compensation plan to be effective as of or prior to the Effective Time, on such terms and in such form as shall be determined in good faith jointly by Parent and Company and shall be market-appropriate for the anticipated post-Closing Surviving Entity, from the shareholders of Parent (the “New Parent Equity Incentive Plan”) and (iii) if so desired and mutually agreed, a vote upon other matters of the type customarily brought before a special meeting of shareholders in connection with the approval of a merger agreement or the transactions contemplated thereby (the proposals set forth in the foregoing clauses (i) through (iii), collectively, the “Parent Proposals”). Parent (and its Board of Directors) shall use its reasonable best efforts to obtain from the shareholders of Parent (x) the Requisite Parent Vote, including by communicating to the shareholders of Parent its recommendation (and including such recommendation in the Proxy Statement) that the shareholders of Parent approve the Parent Share Issuance and the Parent Articles Amendment (the “Parent Board Recommendation”), and (y) the approval of the other Parent Proposals. Parent (and its Boards of Directors) shall not (i) withhold, withdraw, modify or qualify in a manner adverse to Company the Parent Board Recommendation, (ii) fail to make the Parent Board Recommendation in the Proxy Statement, (iii) adopt, approve, recommend or endorse an Acquisition Proposal, (iv) fail to publicly and without qualification (A) recommend against any Acquisition Proposal or (B) reaffirm the Parent Board Recommendation, in each case within ten (10) business days (or such fewer number of days as remains prior to the Parent Meeting) after an Acquisition Proposal is made public or any request by the Company to do so, or (v) publicly propose to do any of the foregoing (any of the foregoing clauses, a “Recommendation Change”).
(c) Notwithstanding anything in this Agreement to the contrary, subject to Section 8.1 and Section 8.2, the Board of Directors of Parent may, prior to the receipt of the Requisite Parent Vote, effect a Recommendation Change, if (i)(A) the Board of Directors of Parent has received after the date of this Agreement a bona fide Acquisition Proposal which did not result from a breach of Section 6.11(a), which it determines in good faith, after receiving the advice of its outside counsel and, with respect to the financial matters, its financial advisors, constitutes a Superior Proposal or (B) an Intervening Event has occurred, and (ii) the Board of Directors of Parent, after receiving the advice of its outside counsel and, with respect to financial matters, its financial advisors, determines in good faith that the failure to take such action would more likely than not result in a violation of its fiduciary duties under applicable law; provided that the Board of Directors of Parent may not take any actions under this Section 6.3(c) unless it (x) gives Parent at least three (3) business days’ prior written notice of its intention to take such action and a reasonable description of the event or circumstances giving rise to its determination to take such action (including, in the event such action is taken in response to an Acquisition Proposal, the latest material terms and conditions and the identity of the third party in any such Acquisition Proposal, or any amendment or modification thereof, or describe in reasonable detail such other event or circumstances) and (y) at the end of such notice period, takes into account any amendment or modification to this Agreement proposed by Parent and, after receiving the advice of its outside counsel and, with respect to financial matters, its financial advisors, determines in good faith that (I) in the case of the actions described in clause (i)(A) above, such Acquisition Proposal continues to constitute a Superior Proposal, and (II) in the case of the actions described in each of clauses (i)(A) above and (i)(B) above, it would nevertheless more likely than not result in a violation of its fiduciary duties under applicable law to make or continue to make the Parent Board Recommendation. Any material amendment to any Acquisition Proposal will be deemed to be a new Acquisition Proposal for purposes of this Section 6.3(c) and will require a new notice period as referred to in this Section 6.3(c). Notwithstanding anything to the contrary herein, unless this Agreement has been terminated in accordance with its terms, the Parent Meeting shall be convened and the Parent Articles Amendment, the Parent Share Issuance and any Parent Proposals shall be submitted to the shareholders of Parent, and nothing contained herein shall be deemed to relieve Parent of such obligation.

(d) As used in this Agreement, “Intervening Event” means any material facts, events and/or circumstances that (i) have developed since the date of this Agreement, (ii) were previously unknown by the Board of Directors of Parent and were not reasonably foreseeable as of the date of this Agreement by the Board of Directors of the Parent (or if known, the consequences of which were not known or reasonably foreseeable to the Board of Directors as of the date of this Agreement), and (iii) do not (x) relate to any Acquisition Proposal or consequence thereof or (y) directly relate to the Requisite Parent Vote, Requisite Company Vote or Requisite Regulatory Approvals; provided, that, for the avoidance of doubt, none of the following shall constitute an Intervening Event or be considered or taken into account in determining whether an Intervening Event has occurred: (1) changes in the trading price or trading volume of the Parent Common Stock (it being understood that the underlying cause of such change may be taken into account to the extent not otherwise excluded by this definition) or (2) the fact alone that Parent meets or exceeds any internal or published forecasts or projections for any period (it being understood that the underlying cause of such over-performance by Parent may be taken into account to the extent not otherwise excluded by this definition).
(e) As used in this Agreement, “Superior Proposal” means a bona fide written Acquisition Proposal that the Board of Directors of Parent determines, in good faith, after taking into account (x) all legal, financial, regulatory and other aspects of such proposal and the person making the proposal and (y) any revisions to this Agreement made or offered in writing by Company prior to the time of such determination, and after consulting with its financial advisor and outside legal counsel, is (i) more favorable from a financial point of view to Parent’s shareholders than the transactions contemplated by this Agreement, and (ii) reasonably likely to be timely consummated on the terms set forth therein; provided that for purposes of this definition of Superior Proposal, references to “twenty-five percent (25%)” in the definition of Acquisition Proposal shall be deemed to be references to “fifty percent (50%).”
(f) Following such time as the S-4 shall have become effective under the Securities Act, Parent shall not adjourn or postpone the Parent Meeting, except that Parent may, after good faith consultation with Company (but without the need for Company’s consent), and Parent shall at the written request of Company, postpone or adjourn the Parent Meeting on no more than two (2) occasions in the aggregate and, in each case, for no longer than ten (10) business days from the immediately prior scheduled date if (i) as of the date of such meeting there are insufficient shares of Parent Common Stock represented (either in person or by proxy) to constitute the quorum necessary to conduct the business of such meeting, (ii) as of the date of such meeting Parent has not received proxies representing a sufficient number of shares necessary to obtain the Requisite Parent Vote at the Parent Meeting or (iii) required by applicable law in order to ensure that any supplement or amendment to the Proxy Statement that the Board of Directors of Parent has determined in good faith after consultation with outside legal counsel is required by applicable law is provided to the holders of Parent Common Stock a reasonable amount of time prior to such meeting.
6.4 Stock Exchange Listing and Delisting. Subject to applicable law and the rules and policies of NASDAQ and NYSE, Parent shall (a) if requested by Company within thirty (30) days of the date hereof, use reasonable best efforts to take, or cause to be taken, all actions necessary or appropriate under applicable law and the rules and the policies of NASDAQ and NYSE to enable (i) the approval for listing of the outstanding shares of Parent Common Stock on NYSE and (ii) the delisting of the Parent Common Stock from NASDAQ, prior to the Effective Time, and (b) cause the shares of Parent Common Stock to be issued in the Merger to be approved for listing on the NASDAQ or NYSE, as applicable, subject to official notice of issuance, prior to the Effective Time, and Parent shall (and shall cause its Subsidiaries to) cooperate with Company and use reasonable best efforts to take all other action required to effectuate the listing of such Parent Common Stock and maintain Parent’s listing on NASDAQ prior to the Effective Time or such time as the listing on NYSE becomes effective, including (x) if required by NASDAQ or NYSE, filing an initial listing application, and related responsive information, with NASDAQ or NYSE in connection with the transactions contemplated hereby and include therein such information provided in writing by Company relating to the Board of Directors, officers, governance and operations of Parent, (y) using reasonable best efforts to cause Parent to satisfy all applicable initial and continuing listing requirements of NASDAQ or NYSE applicable to Parent following the Effective Time, as applicable, and (z) if requested in writing by Company and permitted under NASDAQ or NYSE rules, as applicable, taking such actions as are necessary or appropriate to cause Parent to rely upon controlled company exemptions under NASDAQ or NYSE rules from and after the Effective Time. If requested by Company, Parent shall use commercially reasonable efforts to obtain a new NASDAQ ticker symbol to be effective at the Effective Time or a new NYSE ticker to be effective when the listing of Parent Common Stock on NYSE becomes effective.

6.5 Employee Matters.
(a) The Parties agree that each employee of Parent and its Subsidiaries as of immediately prior to the Effective Time who continues to remain employed with Parent or its Subsidiaries (each, a “Continuing Employee”) shall, during the period commencing at the Effective Time and ending on the twelve-month anniversary of the Closing Date, be provided (for so long during such period as the applicable Continuing Employee remains employed) with (i) a base salary or base wage rate, as applicable, that is no less favorable than the base salary or base wage rate, as applicable, provided by Parent and its Subsidiaries to such Continuing Employee immediately prior to the Effective Time, (ii) target annual cash bonus opportunities that are no less favorable than the target annual cash bonus opportunities provided by Parent and its Subsidiaries to such Continuing Employee immediately prior to the Effective Time, (iii) pension and welfare benefits that are no less favorable than those provided to similarly situated employees of Company and its Subsidiaries, and (iv) for any Continuing Employee (in each case, other than those employees who are party to individual agreements that provide for severance benefits), severance benefits that are no less favorable than the greater of those provided to (x) similarly situated employees of Company and its Subsidiaries and (y) the severance benefits that are set forth on Section 6.5(a) of the Parent Disclosure Schedule.
(b) For purposes of eligibility, participation, vesting and benefit accrual (except not for purposes of benefit accrual under any defined benefit pension plan, to the extent that such credit would result in a duplication of benefits, or for purposes of retiree medical) under the employee benefit plans of Company or its Subsidiaries in which any Continuing Employees become eligible to participate on or after the Effective Time (“Company Benefit Plans”) or Parent Benefit Plans, service with Parent or any of its Subsidiaries or predecessors for Continuing Employees shall be treated as service with Company to the same extent that such service was taken into account under the analogous Parent Benefit Plan prior to the Effective Time. With respect to any Parent Benefit Plan or Company Benefit Plan in which any Continuing Employees first become eligible to participate on or after the Effective Time, and in which such employees did not participate prior to the Effective Time, the Parties shall use commercially reasonable efforts to: (i) waive all preexisting conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to such employees and their eligible dependents; and (ii) give each Continuing Employee credit for the plan year in which the Effective Time occurs towards applicable deductibles and annual out-of-pocket limits for medical expenses incurred prior to the Effective Time for which payment has been made.
(c) Company hereby acknowledges that the transactions contemplated by this Agreement shall constitute a “change in control,” “change of control” or term or concept of similar import of Parent and its Subsidiaries under the terms of the Parent Benefit Plans. From and after the Effective Time, Parent shall, or shall cause its Subsidiaries, as applicable, to assume and honor all Parent Benefit Plans in accordance with their terms, it being understood that the foregoing shall not be construed as a limitation on the right of Parent and its Subsidiaries to amend or terminate any such plan to the extent permitted by the terms of the applicable plan.
(d) With respect to Parent’s Corporate Operations Annual Performance-Based Master Incentive Compensation Plan (the “Performance Bonus Plan”) for the fiscal year in which the Closing Date occurs, the Company shall cause bonuses (the “Closing Year Bonuses”) to be paid based on target performance levels to the Continuing Employees who remain employed through the Bonus Payment Date no later than the date (the “Bonus Payment Date”) Parent has historically paid such amounts in the ordinary course of business (but no later than March 15 of the calendar year following the Closing). In the event that a Continuing Employee incurs a termination of employment after the Closing and prior to the Bonus Payment Date by Company or any of its Subsidiaries other than for Cause (as defined in Section 6.5(d) of the Parent Disclosure Schedule) or by the applicable Continuing Employee for Good Reason (as defined in Section 6.5(d) of the Parent Disclosure Schedule, solely to the extent the Continuing Employee is a party to a change in control agreement (or similar agreement providing change in control payment), any Parent Equity Award or any Deferred Compensation Agreement in which a Good Reason provision exists) as of the date hereof, then Company shall cause a prorated Closing Year Bonus to be paid based on target performance levels to such Continuing Employee within 60 days following the applicable Continuing Employee’s termination of employment, determined based on the product of the applicable Closing Year Bonus (at target) multiplied by a fraction, the numerator of which is the number of days served by the applicable Continuing Employee during the applicable fiscal year and the denominator of which is 365, provided that any prorated Closing Year Bonus shall be subject to execution and non-revocation of a release of claims in a form reasonably satisfactory to Company and no such prorated Closing Year Bonus shall be paid to the extent that such payment would result in any duplication of any payments otherwise payable (including under a severance plan or individual employment or severance agreement) upon termination to such Continuing Employee.

(e) Notwithstanding the foregoing, if requested by Company not less than ten (10) business days prior to the Closing Date, Parent shall take such corporate actions (including applicable resolutions of the board of directors of Parent or the appropriate committee thereof) as are necessary or appropriate to terminate each Parent Benefit Plan that includes a tax-qualified defined contribution retirement arrangement that is subject to Section 401(k) of the Code (collectively, the “Parent 401(k) Plan”), effective as of the day prior to the Closing Date. The form and substance of all resolutions and other actions taken in connection with the foregoing termination shall be subject to the reasonable review and comment of Company. If Company requests that the Parent 401(k) Plan be terminated, (i) Parent shall provide Company with evidence that such plan has been terminated (the form and substance of which shall be subject to reasonable review and comment by Company) not later than two (2) days immediately preceding the Closing Date, (ii) Continuing Employees who participated in the Parent 401(k) Plan shall be eligible to participate, effective as of the Effective Time, in the corresponding tax-qualified defined contribution plan sponsored or maintained by Company or one of its Subsidiaries (the “Company 401(k) Plan”), it being agreed that there shall be no gap in participation, and (iii) following the Closing Date (and, if Company determines in its sole discretion that a determination letter is appropriate, as soon as practicable following receipt of a favorable determination letter from the IRS on the termination of the Parent 401(k) Plan, or any earlier time permitted under applicable law), the assets thereof shall be distributed to the participants, and Company shall permit all Continuing Employees (while employed) to make rollover contributions to the Company 401(k) Plan of “eligible rollover distributions” within the meaning of Section 401(a)(31) of the Code (including loans), in the form of cash, in an amount equal to the full account balance (including loans) distributed to the applicable employee from the Parent 401(k) Plan.
(f) Company and the Parent agree to take the actions set forth on Section 6.5(f) of the Parent Disclosure Schedule.
(g) Nothing in this Agreement shall confer upon any employee, officer, director or consultant of Parent or Company or any of their Subsidiaries or affiliates any right to continue in the employ or service of the Surviving Entity, Company, Parent or any Subsidiary or affiliate thereof, or shall interfere with or restrict in any way the rights of the Surviving Entity, Company, Parent or any Subsidiary or affiliate thereof to discharge or terminate the services of any employee, officer, director or consultant of Parent or Company or any of their Subsidiaries or affiliates at any time for any reason whatsoever, with or without cause. Nothing in this Agreement shall be deemed to (i) establish, amend, or modify any Company Benefit Plan, Parent Benefit Plan or any other benefit or employment plan, program, agreement or arrangement, or (ii) alter or limit the ability of Surviving Entity or any of its Subsidiaries or affiliates to amend, modify or terminate any particular Parent Benefit Plan, Company Benefit Plan or any other benefit or employment plan, program, agreement or arrangement after the Effective Time. Without limiting the generality of Section 9.11, nothing in this Agreement, express or implied, is intended to or shall confer upon any person, including any current or former employee, officer, director or consultant of Parent or Company or any of their Subsidiaries or affiliates, or any beneficiary or dependent thereof, or any collective bargaining representative thereof, any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.
6.6 Certain Tax Matters.
(a) Subject to Section 6.1, each of Parent and Company shall use their reasonable best efforts to obtain the Tax Opinions. In connection with the rendering of the Tax Opinions, Parent and Company shall each deliver a duly executed certificate containing such customary representations and warranties as shall be reasonably satisfactory in form and substance to Parent’s and Company’s counsel and reasonably necessary to enable such counsel to render the Tax Opinions (but only to the extent Parent and Company in good faith believe they are able to make such representations and warranties truthfully).
(b) The Company shall, on or prior to the Closing Date, provide Parent with a properly executed certificate, together with the required notice to the IRS, each in accordance with Sections 897 and 1445 of the Code and the applicable Treasury Regulations promulgated thereunder and in form and substance satisfactory to Parent, stating that the Company (and any interest therein) is not, and has not been within the applicable period set forth in Section 897(c)(1)(A)(ii) of the Code, a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code.
6.7 Indemnification; Directors’ and Officers’ Insurance.
(a) From and after the Effective Time, Parent shall, and shall cause the Surviving Entity to, indemnify and hold harmless and shall advance expenses as incurred, in each case to the fullest extent that (i) Company or its respective Subsidiaries would have been permitted by applicable law, the Company Articles, the Company Bylaws and the

governing or organizational documents of any Company Subsidiary, and any indemnification agreements in existence as of the date of this Agreement and disclosed in Section 6.7(a) of the Company Disclosure Schedule, each present and former director, officer and employee of Company and its Subsidiaries (collectively, the “Company Indemnified Parties”) or (ii) Parent or its respective Subsidiaries (prior to the Effective Time) would have been permitted by applicable law, the articles of incorporation of Parent as in effect immediately prior to the Effective Time, the bylaws of the Parent as in effect immediately prior to the Effective Time, and the governing or organizational documents of any Parent Subsidiary, and any indemnification agreements in existence as of the date of this Agreement and disclosed in Section 6.7(a) of the Parent Disclosure Schedule, each present and former director, officer and employee of Parent and its Subsidiaries (collectively, the “Parent Indemnified Parties”, and together with the Company Indemnified Parties, the “Indemnified Parties”), in each case against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, damages or liabilities incurred in connection with any threatened or actual claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, whether arising before or after the Effective Time, arising out of or pertaining to the fact that such person is or was a director, officer or employee of Company or any of its Subsidiaries or is or was serving at the request of Company or any of its Subsidiaries as a director, trustee, officer, employee, or agent of another corporation or a partnership, joint venture, trust, or other enterprise, and pertaining to matters, acts or omissions existing or occurring at or prior to the Effective Time, including matters, acts or omissions occurring in connection with the approval of this Agreement and the transactions contemplated by this Agreement; provided that in the case of advancement of expenses, any Indemnified Party to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined that such Indemnified Party is not entitled to indemnification. Parent shall, and shall cause the Surviving Entity to, reasonably cooperate with the applicable Indemnified Party, and each Indemnified Party shall reasonably cooperate with Parent and the Surviving Entity, in the defense of any such claim, action, suit, proceeding or investigation. Without limiting the indemnification and other rights provided in this Section 6.7(a), all rights to indemnification, all limitations on liability existing in favor of the Indemnified Parties and all other rights provided in any indemnification agreement in existence on the date of this Agreement shall survive the Merger and shall continue in full force and effect to the fullest extent permitted by law, and shall be honored by Parent, the Surviving Entity and their respective Subsidiaries or their respective successors as if they were the indemnifying party thereunder, without any amendment thereto.
(b) At Company’s sole cost, Company may obtain at or prior to the Effective Time a six (6)-year “tail” policy under Company’s existing directors’ and officers’ insurance policies, which may name Company and Parent as beneficiaries, providing the same coverage and amounts and containing terms and conditions that are no less advantageous to the insured as the directors’ and officers’ liability insurance maintained by Company as of the date hereof, with respect to claims against the Company Indemnified Parties arising from facts or events which occurred at or before the Effective Time (including the approval of the transactions contemplated by this Agreement) if and to the extent that the same may be obtained for an amount that, in the aggregate, does not exceed 300% of the current annual premium paid as of the date of this Agreement by Company for such insurance (the “Company Premium Cap”). If such tail policy is not available on such terms or otherwise not obtained, in lieu thereof, for a period of six (6) years after the Effective Time, Parent shall cause to be maintained in effect the current policies of directors’ and officers’ liability insurance policies maintained by Company (provided that Parent may substitute therefor policies with a substantially comparable insurer of at least the same coverage and amounts containing terms and conditions that are no less advantageous to the insured) with respect to claims arising from facts or events which occurred at or before the Effective Time (including the approval of the transactions contemplated by this Agreement); provided that Parent shall not expend, on an annual basis, an amount in excess of the Company Premium Cap, and if such premiums for such insurance would at any time exceed the Company Premium Cap, then Parent shall cause to be maintained policies of insurance which, in Parent’s good faith determination, provide the maximum coverage available at an annual premium equal to the Company Premium Cap.
(c) At Parent’s sole cost, Parent shall obtain at or prior to the Effective Time a six (6)-year “tail” policy under Parent’s existing directors’ and officers’ insurance policies, which may name the Parent as a beneficiary, providing the same coverage and amounts and containing terms and conditions that are no less advantageous to the insured as the directors’ and officers’ liability insurance maintained by the Parent as of the date hereof, with respect to claims against the Parent Indemnified Parties arising from facts or events which occurred at or before the Effective Time (including the approval of the transactions contemplated by this Agreement) if and to the extent that the same may be obtained for an amount that, in the aggregate, does not exceed 300% of the current annual premium paid as of the date of this Agreement by Parent for such insurance (the “Parent Premium Cap”). If such tail policy is not available on such terms, in lieu thereof, for a period of six (6) years after the Effective Time, Parent shall cause to be maintained in effect the current policies of directors’ and officers’ liability insurance maintained by Parent as of the date hereof (provided that Parent may substitute therefor policies with a substantially comparable insurer of at least the same coverage and amounts containing terms and conditions that are no less advantageous to the insured) with respect to claims against the Parent Indemnified Parties arising from facts or events which occurred at or before the Effective Time (including the approval of the transactions contemplated by this Agreement); provided that Parent shall not expend, on an annual basis, an amount in excess the Parent Premium Cap, and if such premiums for such insurance would at any time exceed the Parent Premium Cap, then Parent shall cause to be maintained policies of insurance which, in its good faith determination, provide the maximum coverage available at an annual premium equal to the Parent Premium Cap.
(d) Parent and Company shall cooperate with respect to, and the Parent shall obtain as directed by the Company, new policies for directors’ and officers’ liability insurance for directors and officers of Parent that will be effective as of and following the Effective Time.
(e) The obligations of the Surviving Entity or Parent under this Section 6.7 shall not be terminated or modified after the Effective Time in a manner so as to adversely affect any Parent Indemnified Party or Company Indemnified Party without the prior written consent of the affected Parent Indemnified Party or Company Indemnified Party.
(f) The provisions of this Section 6.7 shall survive the Effective Time and are intended to be for the benefit of, and shall be enforceable by, each Parent Indemnified Party and Company Indemnified Party and his or her heirs and representatives. If Parent or the Surviving Entity or any of its or their successors or assigns (i) consolidates with or merges into any other person and is not the continuing or surviving entity of such consolidation or merger or (ii) transfers all or substantially all its assets or deposits to any other person or engages in any similar transaction, then in each such case, Parent will cause proper provision to be made so that the successors and assigns of Parent will expressly assume the obligations set forth in this Section 6.7.
6.8 Additional Agreements. In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement (including any merger between a Parent Subsidiary, on the one hand, and a Company Subsidiary, on the other hand) or to vest Parent with full title to all properties, assets, rights, approvals, immunities and franchises of any of the parties to the Merger, the proper officers and directors of each Party to this Agreement and their respective Subsidiaries shall take all such necessary action as may be reasonably requested by Parent.
6.9 Advice of Changes. The Parent Parties and Company shall each promptly advise the other Party of any effect, change, event, circumstance, condition, occurrence or development (i) that has had or would reasonably be expected to have a Material Adverse Effect on such Party or (ii) that it believes would or would reasonably be expected to cause or constitute a material breach of any of its representations, warranties, obligations, covenants or agreements contained in this Agreement that reasonably could be expected to give rise to the failure of a condition in Article VII; provided that any failure to give notice in accordance with the foregoing with respect to any breach shall not be deemed to constitute a violation of this Section 6.9 or the failure of any condition set forth in Section 7.2 or Section 7.3 to be satisfied, or otherwise constitute a breach of this Agreement by the Party failing to give such notice, in each case unless the underlying breach would independently result in a failure of the conditions set forth in Section 7.2 or Section 7.3 to be satisfied; and provided that the delivery of any notice pursuant to this Section 6.9 shall not cure any breach of, or noncompliance with, any other provision of this Agreement or limit the remedies available to the Party receiving such notice.
6.10 Shareholder Litigation. Each Party shall give the other Party prompt notice of any shareholder litigation against such Party or its directors or officers relating to the transactions contemplated by this Agreement, and shall give the other Party the opportunity to participate (at such other’s Party’s expense) in the defense or settlement of any such litigation. Each Party shall give the other the right to review and comment on all filings or responses to be made by such Party in connection with any such litigation, and will in good faith take such comments into account. No Party shall agree to settle any such litigation without the other Party’s prior written consent, which consent shall not be unreasonably withheld, conditioned or delayed; provided, that the other Party shall not be obligated to consent to any settlement that does not include a full release of such other Party and its affiliates or which imposes an injunction or other equitable relief after the Effective Time upon Parent or any of its affiliates.

6.11 Acquisition Proposals.
(a) Parent shall not, and shall cause its Subsidiaries not to, and shall cause its and their officers, directors, employees, agents, advisors and representatives (collectively, “Representatives”) not to, directly or indirectly, (i) initiate, solicit, knowingly encourage or knowingly facilitate inquiries or proposals with respect to any Acquisition Proposal, (ii) engage or participate in any negotiations with any person concerning any Acquisition Proposal, (iii) provide any confidential or nonpublic information or data to, have or participate in any discussions with any person relating to any Acquisition Proposal (except to notify a person that has made, or to the knowledge of such party, is making inquiries with respect to, or is considering making, an Acquisition Proposal, of the existence of the provisions of this Section 6.11) or (iv) unless this Agreement has been terminated in accordance with its terms, approve or enter into any term sheet, letter of intent, commitment, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement or other agreement (whether written or oral, binding or nonbinding) (other than a confidentiality agreement referred to and entered into in accordance with this Section 6.11) in connection with or relating to any Acquisition Proposal. Notwithstanding the foregoing, in the event that after the date of this Agreement and prior to the receipt of the Requisite Parent Vote, Parent receives an unsolicited bona fide written Acquisition Proposal, Parent may, and may permit its Subsidiaries and its and its Subsidiaries’ Representatives to, furnish or cause to be furnished confidential or nonpublic information or data and participate in such negotiations or discussions with the person making the Acquisition Proposal if the Board of Directors of Parent concludes in good faith (after receiving the advice of its outside counsel and with respect to financial matters, its financial advisors) that failure to take such actions would be more likely than not to result in a violation of its fiduciary duties under applicable law; provided that, prior to furnishing any confidential or nonpublic information permitted to be provided pursuant to this sentence, Parent shall have entered into a confidentiality agreement with the person making such Acquisition Proposal on terms no less favorable to it than the Confidentiality Agreement, which confidentiality agreement shall not provide such person with any exclusive right to negotiate with Parent. Parent will, and will cause its Subsidiaries and Representatives to, immediately cease and cause to be terminated any activities, discussions or negotiations conducted before the date of this Agreement with any person other than Company with respect to any Acquisition Proposal. In furtherance of the foregoing, as soon as practicable following the execution and delivery of this Agreement, Parent shall (i) request each person and its representatives (other than Parent and its representatives) that has, prior to the execution and delivery of this Agreement, executed a confidentiality agreement in connection with such person’s consideration of making an Acquisition Proposal, to promptly return or destroy all non-public information furnished to such person by or on behalf of Parent or any of the Parent Subsidiaries prior to the date of this Agreement and (ii) promptly terminate all physical and electronic data room access for such persons and their representatives to diligence or other information regarding Parent or any of the Parent Subsidiaries. Parent will promptly (within twenty-four (24) hours) advise Company following receipt of any Acquisition Proposal or any inquiry which could reasonably be expected to lead to an Acquisition Proposal, and the substance thereof (including the terms and conditions of and the identity of the person making such inquiry or Acquisition Proposal), will provide Company with an unredacted copy of any such Acquisition Proposal and any draft agreements, proposals or other materials received from or on behalf of the person making such inquiry or Acquisition Proposal in connection with any such inquiry or Acquisition Proposal, and will keep Company apprised of any related developments, discussions and negotiations on a current basis, including any amendments to or revisions of the material terms of such inquiry or Acquisition Proposal. Parent shall use its reasonable best efforts to enforce any existing confidentiality or standstill agreements to which it or any of its Subsidiaries is a party in accordance with the terms thereof. As used in this Agreement, “Acquisition Proposal” shall mean, other than the transactions contemplated by this Agreement, any offer, proposal or inquiry relating to, or any third-party or “group” (as defined in Section 13(d) of the Exchange Act) indication of interest in, (i) any acquisition or purchase, direct or indirect, of twenty-five percent (25%) or more of the consolidated assets of Parent and its Subsidiaries or twenty-five percent (25%) or more of any class of equity or voting securities of Parent and its Subsidiaries whose assets, individually or in the aggregate, constitute twenty-five percent (25%) or more of the consolidated assets of Parent, (ii) any tender offer (including a self-tender offer) or exchange offer that, if consummated, would result in such third party or “group” (as defined in Section 13(d) of the Exchange Act) beneficially owning twenty-five percent (25%) or more of any class of equity or voting securities of Parent or its Subsidiaries whose assets, individually or in the aggregate, constitute twenty-five percent (25%) or more of the consolidated assets of Parent or (iii) a merger, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving Parent or its Subsidiaries whose assets, individually or in the aggregate, constitute twenty-five percent (25%) or more of the consolidated assets of Parent.

(b) Nothing contained in this Agreement shall prevent Parent or its Board of Directors from complying with Rule 14d-9 and Rule 14e-2 under the Exchange Act with respect to an Acquisition Proposal; provided that such rules will in no way eliminate or modify the effect that any action pursuant to such rules would otherwise have under this Agreement.
6.12 Public Announcements. Company and the Parent Parties agree that the initial press release with respect to the execution and delivery of this Agreement shall be a release mutually agreed to by the Parties. Thereafter, each of the Parties agrees that no public release or announcement or statement concerning this Agreement or the transactions contemplated by this Agreement shall be issued by any Party without the prior written consent of the other Party (which consent shall not be unreasonably withheld, conditioned or delayed), except (i) as required by applicable law or the rules or regulations of any applicable Governmental Entity or stock exchange to which the relevant Party is subject, in which case the Party required to make the release or announcement shall consult with the other Party about, and allow the other Party reasonable time to comment on, such release or announcement in advance of such issuance or (ii) for such releases, announcements or statements that are consistent with other such releases, announcements or statements made after the date of this Agreement in compliance with this Section 6.12.
6.13 Change of Method. Company and Parent shall be empowered, upon their mutual agreement, at any time prior to the Effective Time, to change the method or structure of effecting the combination of Company, Parent Bank and/or Parent (including the provisions of Article I), if and to the extent they both deem such change to be necessary, appropriate or desirable; provided that, unless this Agreement is amended by agreement of each Party accordance with Section 9.1, no such change shall (i) alter or change the Exchange Ratio, the Non-Voting Exchange Ratio or the number of shares of Parent Common Stock received by holders of Company Common Stock in exchange for each share of Company Common Stock, (ii) adversely affect the Tax treatment of Company’s shareholders or Parent’s shareholders pursuant to this Agreement, (iii) adversely affect the Tax treatment of Company or Parent pursuant to this Agreement or (iv) materially impede or delay the consummation of the transactions contemplated by this Agreement in a timely manner. The Parties agree to reflect any such change in an appropriate amendment to this Agreement executed by the Parties in accordance with Section 9.1.
6.14 Takeover Restrictions. None of Company, any Parent Party or their respective Boards of Directors shall take any action that would cause any Takeover Restriction to become applicable to this Agreement, the Merger, or any of the other transactions contemplated by this Agreement, and each shall take all necessary steps to exempt (or ensure the continued exemption of) the Merger and the other transactions contemplated by this Agreement from any applicable Takeover Restriction now or hereafter in effect. If any Takeover Restriction may become, or may purport to be, applicable to the transactions contemplated by this Agreement, each Party and the members of their respective Boards of Directors will grant such approvals and take such actions as are necessary so that the transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to eliminate or minimize the effects of any Takeover Restriction on any of the transactions contemplated by this Agreement, including any Takeover Restrictions that may become or purport to become applicable with respect to the Company shareholders party the Support Agreement and their affiliates (including Section 23B.19.040(1) of the WBCA), including, if necessary, challenging the validity or applicability of any such Takeover Restriction.
6.15 Exemption from Liability Under Section 16(b). Prior to the Effective Time, Parent and Company shall each take such steps as may be necessary or appropriate to cause any disposition or acquisitions of shares of Company Common Stock or Parent Common Stock (or conversion of any derivative securities in respect of such shares of Company Common Stock or Parent Common Stock) in connection with the consummation of the transactions contemplated by this Agreement to be exempt under Rule 16b-3 promulgated under the Exchange Act.
6.16 Parent Articles Amendment. Subject to the receipt of the Requisite Parent Vote, prior to the Effective Time, Parent shall take all such actions as may be necessary or advisable to amend the Parent Articles as set forth in Exhibit B hereto (such amendment, the “Parent Articles Amendment”), including filing the Parent Articles Amendment with the Washington Secretary and causing the Parent Articles Amendment to be effective prior to the Effective Time.
6.17 Parent Bylaw Amendment. Prior to the Effective Time, the Board of Directors of Parent shall take all actions necessary to adopt and effect an amendment to the Parent Bylaws as set forth in Exhibit D hereto (such amendment, the “Parent Bylaw Amendment”).

6.18 Directors and Officers of Parent. Subject to the terms of the Parent Articles and Parent Bylaws and applicable law, prior to the Effective Time, Parent shall take all such action as may be necessary or appropriate such that immediately following the Effective Time, the Board of Directors of Parent shall consist of (i) the directors of Company as of immediately prior to the Effective Time and (ii) one (1) director of Parent as of immediately prior to the Effective Time that is selected by Company, such individuals to serve in such capacities until such time as their successors shall have been duly elected or appointed and qualified or until their earlier death, resignation, or removal from office.
6.19 New Parent Equity Incentive Plan. Subject to obtaining the approval of the New Parent Equity Incentive Plan contemplated by Section 6.3(b), Parent shall take all such actions as may be necessary or advisable to adopt and implement the New Parent Equity Incentive Plan effective as of or prior to the Closing.
Article VII
CONDITIONS PRECEDENT
7.1 Conditions to Each Party’s Obligations. The respective obligations of the Parties to effect the Merger shall be subject to the satisfaction at or prior to the Effective Time of the following conditions:
(a) Shareholder Approvals. The Requisite Parent Vote and the Requisite Company Vote shall have been obtained.
(b) Regulatory Approvals. (i) All Requisite Regulatory Approvals shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired or been terminated and (ii) in the case of the obligations of Company to effect the Merger, no such Requisite Regulatory Approval shall have resulted in the imposition of any Material Burdensome Condition.
(c) S-4. The S-4 shall have become effective under the Securities Act and no stop order suspending the effectiveness of the S-4 shall have been issued, and no proceedings for such purpose shall have been initiated or threatened by the SEC and not withdrawn.
(d) No Injunctions or Restraints; Illegality. No order, injunction or decree issued by any court or Governmental Entity of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Merger or any of the other transactions contemplated by this Agreement shall be in effect. No law, statute, regulation, rule, order, injunction or decree shall have been enacted, entered, promulgated or enforced by any Governmental Entity, which prohibits or makes illegal consummation of the Merger, or any of the other transactions contemplated by this Agreement.
7.2 Conditions to Obligations of the Parent Parties. The obligation of the Parent Parties to effect the Merger is also subject to the satisfaction, or waiver by the Parent Parties, at or prior to the Effective Time, of the following conditions:
(a) Representations and Warranties. The representations and warranties of Company set forth in Section 3.2(a) and Section 3.8(a) (in each case, after giving effect to the lead-in to Article III) shall be true and correct (other than, in the case of Section 3.2(a), such failures to be true and correct as are de minimis) in each case as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties speak as of an earlier date, in which case as of such earlier date), and the representations and warranties of Company set forth in Section 3.1(a), Section 3.3(a) and Section 3.7 (read without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties but, in each case, after giving effect to the lead-in to Article III) shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties speak as of an earlier date, in which case as of such earlier date). All other representations and warranties of Company set forth in this Agreement (read without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties but, in each case, after giving effect to the lead-in to Article III) shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties speak as of an earlier date, in which case as of such earlier date); provided that for purposes of this sentence, such representations and warranties shall be deemed to be true and correct unless the failure or failures of such representations and warranties to be so true and correct and without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties, has had or would reasonably be expected to have a Material Adverse Effect on Company. The Parent Parties shall have received a certificate dated as of the Closing Date and signed on behalf of Company by the Chief Executive Officer or the Chief Financial Officer of Company to the foregoing effect.
(b) Performance of Obligations of Company. Company shall have performed in all material respects the obligations, covenants and agreements required to be performed by it under this Agreement at or prior to the Closing Date, and the Parent Parties shall have received a certificate dated as of the Closing Date and signed on behalf of Company by the Chief Executive Officer or the Chief Financial Officer of Company to the foregoing effect.
(c) Federal Tax Opinion. The Parent Parties shall have received the opinion of Sullivan & Cromwell LLP (or, if Sullivan & Cromwell LLP is unwilling or unable to issue the opinion, another nationally recognized law firm), in form and substance reasonably satisfactory to the Parent Parties, dated as of the Closing Date, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code (the “Parent Tax Opinion”). In rendering such opinion, counsel may require and rely upon representations contained in certificates of officers of the Parent Parties and Company, reasonably satisfactory in form and substance to such counsel.
7.3 Conditions to Obligations of Company. The obligation of Company to effect the Merger is also subject to the satisfaction, or waiver by Company, at or prior to the Effective Time, of the following conditions:
(a) Representations and Warranties. The representations and warranties of the Parent Parties set forth in Section 4.2(a) and Section 4.8(a) (in each case, after giving effect to the lead-in to Article IV) shall be true and correct (other than, in the case of Section 4.2(a), such failures to be true and correct as are de minimis) in each case as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties speak as of an earlier date, in which case as of such earlier date), and the representations and warranties of the Parent Parties set forth in Section 4.1(a), Section 4.1(b) (but only with respect to Parent Bank), Section 4.2(b) (but only with respect to Parent Bank), Section 4.3(a) and Section 4.7 (read without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties but, in each case, after giving effect to the lead-in to Article IV) shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties speak as of an earlier date, in which case as of such earlier date). All other representations and warranties of the Parent Parties set forth in this Agreement (read without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties but, in each case, after giving effect to the lead-in to Article IV) shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties speak as of an earlier date, in which case as of such earlier date); provided that for purposes of this sentence, such representations and warranties shall be deemed to be true and correct unless the failure or failures of such representations and warranties to be so true and correct and without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties, has had or would reasonably be expected to have a Material Adverse Effect on the Parent Parties (taken as a whole). Company shall have received a certificate dated as of the Closing Date and signed on behalf of (i) Parent by the Chief Executive Officer or the Chief Financial Officer of Parent to the foregoing effect and (ii) Parent Bank by the Chief Executive Officer or the Chief Financial Officer of Parent Bank to the foregoing effect.
(b) Performance of Obligations of the Parent Parties. Each Parent Party shall have performed in all material respects the obligations, covenants and agreements required to be performed by it under this Agreement at or prior to the Closing Date, and Company shall have received a certificate dated as of the Closing Date and signed on behalf of (i) Parent by the Chief Executive Officer or the Chief Financial Officer of Parent to the foregoing effect and (ii) Parent Bank by the Chief Executive Officer or the Chief Financial Officer of Parent Bank to the foregoing effect.
(c) Federal Tax Opinion. Company shall have received the opinion of Wachtell, Lipton, Rosen & Katz (or, if Wachtell, Lipton, Rosen & Katz is unwilling or unable to issue the opinion, another nationally recognized law firm), in form and substance reasonably satisfactory to Company, dated as of the Closing Date, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code (the “Company Tax Opinion” and, together with the Parent Tax Opinion, the “Tax Opinions”). In rendering such opinion, counsel may require and rely upon representations contained in certificates of officers of the Parent Parties and Company, reasonably satisfactory in form and substance to such counsel.

(d) Exchange Listing. The shares of Parent Common Stock that shall be issuable pursuant to this Agreement shall have been authorized for listing on NASDAQ or NYSE, subject to official notice of issuance.
Article VIII
TERMINATION
8.1 Termination. This Agreement may be terminated at any time prior to the Effective Time:
(a) by mutual written consent of the Parent Parties and Company;
(b) by either the Parent Parties or Company if any Requisite Regulatory Approval has been denied by the relevant Governmental Entity that must grant such Requisite Regulatory Approval and such denial has become final and nonappealable or any Governmental Entity of competent jurisdiction shall have issued a final and nonappealable Government Order or other legal restraint or prohibition permanently enjoining or otherwise prohibiting or making illegal the consummation of the Merger, unless the failure to obtain a Requisite Regulatory Approval shall be due to the failure of the Party seeking to terminate this Agreement to perform or observe the obligations, covenants and agreements of such Party set forth in this Agreement;
(c) by either the Parent Parties or Company if the Merger shall not have been consummated on or before March 28, 2026 (the “Termination Date”), unless the failure of the Closing to occur by such date shall be due to the failure of the Party seeking to terminate this Agreement to perform or observe the obligations, covenants and agreements of such Party set forth in this Agreement; provided that the Termination Date may be extended by either Party for an additional three months to June 28, 2026 by written notice to the other Party if the Closing shall not have occurred by such date and on such date the conditions set forth in Section 7.1(b) (Regulatory Approvals) have not been satisfied or waived and each of the other conditions set forth in Article VII has been satisfied or waived or is capable of being satisfied on such date if such date were the Closing Date; provided, further that if all of the conditions set forth in Article VII are satisfied (or in the case of conditions that by their nature are to be satisfied on the Closing Date, are then capable of being satisfied if the Closing were to take place on such date) on a date that occurs on or prior to the Termination Date but the Closing would thereafter occur in accordance with Section 1.2 on a date that is after the Termination Date (but for this proviso) (the “Specified Date”) then the Termination Date shall automatically be extended to such Specified Date and the Specified Date shall become the Termination Date for purposes of this Agreement;
(d) by either the Parent Parties or Company (provided that the terminating Party is not then in material breach of any representation, warranty, obligation, covenant or other agreement contained in this Agreement) if there shall have been a breach of any of the obligations, covenants or agreements or any of the representations or warranties (or any such representation or warranty shall cease to be true) set forth in this Agreement on the part of Company, in the case of a termination by the Parent Parties, or the Parent Parties, in the case of a termination by Company, which breach or failure to be true, either individually or in the aggregate with all other breaches by such Party (or failures of such representations or warranties to be true), would constitute, if occurring or continuing on the Closing Date, the failure of a condition set forth in Section 7.2 (Conditions to Obligations of the Parent Parties), in the case of a termination by the Parent Parties, or Section 7.3 (Conditions to Obligations of Company), in the case of a termination by Company, and which is not cured within forty-five (45) days following written notice to Company, in the case of a termination by the Parent Parties, or the Parent Parties, in the case of a termination by Company, or by its nature or timing cannot be cured during such period (or such fewer days as remain prior to the Termination Date);
(e) (i) by either the Parent Parties or Company if the Requisite Parent Vote shall not have been obtained at the Parent Meeting or at any adjournment or postponement thereof at which a vote on the matters comprising the Requisite Parent Vote is taken or (ii) by the Parent Parties if Company shall have failed to deliver to Parent duly executed counterparts of the Support Agreements from the shareholders listed on Exhibit C within twenty-four (24) hours following the date of this Agreement; or
(f) by Company, prior to the time the Requisite Parent Vote is obtained, if (i) Parent or the Board of Directors of Parent shall have made a Recommendation Change or (ii) Parent or the Board of Directors of Parent shall have breached its obligations under Section 6.3 (Shareholders’ Approvals) or Section 6.11 (Acquisition Proposals) in any material respect.

8.2 Effect of Termination.
(a) In the event of termination of this Agreement by either the Parent Parties or Company as provided in Section 8.1, this Agreement shall forthwith become void and have no effect, and none of Parent, Parent Bank, Company, any of their respective Subsidiaries or any of the officers or directors of any of them shall have any liability of any nature whatsoever hereunder, or in connection with the transactions contemplated by this Agreement, except that (i) Section 6.2(b) (Access to Information; Confidentiality), Section 6.12 (Public Announcements), this Section 8.2 and Article IX (General Provisions) shall survive any termination of this Agreement, and (ii) notwithstanding anything to the contrary contained in this Agreement, neither Parent, Parent Bank nor Company shall be relieved or released from any liabilities or damages arising out of its willful and material breach of any provision of this Agreement.
(b) (i) In the event that after the date of this Agreement and prior to the termination of this Agreement, a bona fide Acquisition Proposal shall have been communicated to or otherwise made known to the Board of Directors or senior management of Parent or shall have been made directly to the shareholders of Parent or any person shall have publicly announced (and not withdrawn at least two (2) business days prior to the Parent Meeting) an Acquisition Proposal and (A) thereafter this Agreement is terminated by (x) either the Parent Parties or Company pursuant to Section 8.1(e)(i) (Requisite Parent Vote), (y) either the Parent Parties or Company pursuant to Section 8.1(c) (Termination Date) without the Requisite Parent Vote having been obtained (and all other conditions set forth in Section 7.1 and Section 7.2 were satisfied or were capable of being satisfied prior to such termination) or (z) Company pursuant to Section 8.1(d) (Breach of Representations or Covenants) as a result of a willful breach and (B) prior to the date that is twelve (12) months after the date of such termination, Parent or any of its Subsidiaries (including any successors) enter into a definitive agreement or consummates a transaction with respect to an Acquisition Proposal (whether or not the same Acquisition Proposal as that referred to above), then Parent shall, on the earlier of the date it enters into such definitive agreement and the date of consummation of such transaction, pay Company, by wire transfer of same-day funds, a fee equal to $10,000,000 (the “Termination Fee”); provided that for purposes of this Section 8.2(b)(i), all references in the definition of Acquisition Proposal to “twenty-five percent (25%)” shall instead refer to “fifty percent (50%).”
(i) In the event that this Agreement is terminated by Company pursuant to Section 8.1(f)(i) (Recommendation Change) or Section 8.1(f)(ii) (Breach of Certain Covenants), then Parent shall pay Company, by wire transfer of same-day funds, the Termination Fee within two (2) business days of the date of termination.
(c) Notwithstanding anything to the contrary in this Agreement, but without limiting the right of any Party to recover liabilities or damages to the extent permitted in this Agreement, in no event shall Parent be required to pay the Termination Fee more than once.
(d) Parent acknowledges that the agreements contained in this Section 8.2 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, Company would not enter into this Agreement; accordingly, if Parent fails promptly to pay the amount due pursuant to this Section 8.2, and, in order to obtain such payment, Company commences a suit which results in a judgment against Parent for the Termination Fee or any portion thereof, Parent shall pay the costs and expenses of Company (including attorneys’ fees and expenses) in connection with such suit. In addition, if Parent fails to pay the amounts payable pursuant to this Section 8.2 when due, then Parent shall pay interest on such overdue amounts at a rate per annum equal to the “prime rate” published in the Wall Street Journal on the date on which such payment was required to be made plus three percent (3%), or such lesser rate per annum that is the maximum permitted under applicable law, for the period commencing as of the date that such overdue amount was originally required to be paid and ending on the date that such overdue amount is actually paid in full.
Article IX
GENERAL PROVISIONS
9.1 Amendment. Subject to compliance with applicable law, this Agreement may be amended by the Parties at any time before or after the receipt of the Requisite Parent Vote or the Requisite Company Vote; provided that after the receipt of the Requisite Parent Vote or the Requisite Company Vote, there may not be, without further approval of the shareholders of Parent or Company, as applicable, any amendment of this Agreement that requires such further approval under applicable law. This Agreement may not be amended, modified or supplemented in any manner, whether by course of conduct or otherwise, except by an instrument in writing signed on behalf of each of the Parties.

9.2 Extension; Waiver. At any time prior to the Effective Time, each of the Parties may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other Party contained in this Agreement, (b) waive any inaccuracies in the representations and warranties of the other Party contained in this Agreement or in any document delivered by such other Party pursuant to this Agreement, and (c) waive compliance with any of the agreements or satisfaction of any conditions for such Party’s benefit contained in this Agreement; provided that after the receipt of the Requisite Parent Vote or the Requisite Company Vote, there may not be, without further approval of the shareholders of Parent or Company, as applicable, any extension or waiver of this Agreement or any portion of this Agreement that requires such further approval under applicable law. Any agreement on the part of a Party to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such Party, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.
9.3 Nonsurvival of Representations, Warranties and Agreements. None of the representations, warranties, obligations, covenants and agreements in this Agreement (or in any certificate delivered pursuant to this Agreement) shall survive the Effective Time, except for Section 6.7 and for those other obligations, covenants and agreements contained in this Agreement which by their terms apply in whole or in part after the Effective Time.
9.4 Expenses. Except as otherwise expressly provided in this Agreement (including as set forth on Section 9.4 of the Company Disclosure Schedule), all costs and expenses incurred in connection with this Agreement and the transactions contemplated by this Agreement shall be paid by the Party incurring such expense; provided that the costs and expenses of printing and mailing the Proxy Statement and the Consent Solicitation Statement and all filing and other fees paid to Governmental Entities in connection with the Merger and the other transactions contemplated by this Agreement shall be borne equally by Parent and Company.
9.5 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally, by e-mail transmission (so long as a receipt confirmation of such e-mail is requested and no “bounce-back” or similar non-transmittal reply is received), mailed by registered or certified mail (return receipt requested) or delivered by an express courier (with confirmation) to the Parties at the following addresses (or at such other address for a Party as shall be specified by like notice):
(a) if to Parent or Parent Bank, to:
601 Union Street, Suite 2000
Seattle, WA 98101
Attention: Mark Mason
  John M. Michel
  Godfrey Evans
E-mail: [***]
 [***]
 [***]
With a copy (which shall not constitute notice) to:
Sullivan & Cromwell LLP
125 Broad Street
New York, New York 10004
Attention: H. Rodgin Cohen
  Mitchell S. Eitel
Facsimile: (212) 558-3588
Email: cohenhr@sullcrom.com
 eitelm@sullcrom.com

and
(b) if to Company, to:
6565 Hillcrest Avenue, 6th Floor
Dallas, TX 75205
Attention: Carl Webb
Email: [***]
With a copy (which shall not constitute notice) to:
Ford Financial Fund
6565 Hillcrest Avenue, 6th
Dallas, TX 75205
Attention: CJ Johnson
Email: [***]
and
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, New York 10019
Attention: Jacob A. Kling
  Eric M. Feinstein
Email: JAKling@wlrk.com
 EMFeinstein@wlrk.com
9.6 Interpretation. The Parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement. When a reference is made in this Agreement to “Articles,” “Sections,” “Exhibits” or “Schedules,” such reference shall be to an Article or Section of or Exhibit or Schedule to this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The word “or” shall not be exclusive. References to “the date hereof” shall mean the date of this Agreement. As used in this Agreement, the “knowledge” of Company means the actual knowledge of any of the officers of Company listed on Section 9.6 of the Company Disclosure Schedule, and the “knowledge” of Parent means the actual knowledge of any of the officers of Parent listed on Section 9.6 of the Parent Disclosure Schedule. As used in this Agreement, (i) the term “person” means any individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, Governmental Entity or other entity of any kind or nature, (ii) a “business day” means any day other than a Saturday, a Sunday or a day on which banks in the State of Washington or California are authorized by law or executive order to be closed, (iii) an “affiliate” of a specified person is any person that directly or indirectly controls, is controlled by, or is under common control with, such specified person, in each case as of the date on which, or at any time during the period for which, the determination of affiliation is being made; provided that for the avoidance of doubt Hilltop Holdings Inc. and its Subsidiaries shall not be deemed to be an “affiliate” of Company, EB Acquisition Company LLC or EB Acquisition Company II LLC or any of their respective affiliates, (iv) any reference to any statute includes all amendments thereto and all rules and regulations promulgated thereunder, (v) the term “made available” means any document or other information that was (a) provided by one Party or its representatives to the other Party and its representatives at least three (3) days prior to the date of this Agreement (with the receiving Party confirming receipt), (b) included in the virtual data room of a Party at least one (1) business day prior to the date of this Agreement or (c) filed by a Party with the SEC and publicly available on EDGAR at least one (1) business day prior to the date of this Agreement, (vi) references to a Party’s shareholders approving this Agreement shall mean approving and adopting this Agreement, as applicable (it being understood that Parent’s shareholders shall not be required to approve or adopt this Agreement to the extent not required by law but shall vote upon those matters as specified herein), (vii) the terms “transactions contemplated hereby” and “transactions contemplated by this Agreement” shall include the Merger, Parent Articles Amendment, Parent Share Issuance and entrance into the Registration Rights Agreement and Support Agreement by the applicable parties thereto, as applicable, and (viii) the term “law” or “laws” shall mean any federal, state, local or foreign or provincial law, statute, ordinance, rule, regulation, order, policy, guideline or agency requirement of or undertaking to or agreement with any Governmental Entity, including common law. Unless the context otherwise requires, each of Parent and Parent Bank are part of the same “Party” for purposes of references to a “Party” or the “other Party”. The Company Disclosure Schedule and the Parent Disclosure Schedule, as well as all other schedules and all exhibits hereto, shall be deemed part of this Agreement and included in any reference to this Agreement. Nothing contained in this Agreement shall require any Party or person to take any action in violation of applicable law. All references to “dollars” or “$” in this Agreement are to United States dollars.
9.7 Counterparts. This Agreement may be executed in counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the Parties and delivered to the other Parties, it being understood that all Parties need not sign the same counterpart.
9.8 Entire Agreement. This Agreement (including the documents and instruments referred to in this Agreement) together with the Confidentiality Agreement constitutes the entire agreement among the Parties and supersedes all prior agreements and understandings, both written and oral, among the Parties with respect to the subject matter of this Agreement.
9.9 Governing Law; Jurisdiction.
(a) This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to any applicable conflicts of law principles (except that matters relating to the fiduciary duty of the Board of Directors of Parent shall be subject to the laws of the State of Washington).
(b) Each Party agrees that it will bring any action or proceeding in respect of any claim arising out of or related to this Agreement or the transactions contemplated by this Agreement exclusively in the Court of Chancery of the State of Delaware and any state appellate court therefrom within the State of Delaware or, if the Court of Chancery of the State of Delaware declines to accept jurisdiction over a particular matter, in any federal or state court of competent jurisdiction located in the State of Delaware (the “Chosen Courts”), and, solely in connection with claims arising under this Agreement or the transactions that are the subject of this Agreement, (i) irrevocably submits to the exclusive jurisdiction of the Chosen Courts, (ii) waives any objection to laying venue in any such action or proceeding in the Chosen Courts, (iii) waives any objection that the Chosen Courts are an inconvenient forum or do not have jurisdiction over any Party and (iv) agrees that service of process upon such Party in any such action or proceeding will be effective if notice is given in accordance with Section 9.5.
9.10 Waiver of Jury Trial. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE EXTENT PERMITTED BY LAW AT THE TIME OF INSTITUTION OF THE APPLICABLE LITIGATION, ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT: (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (III) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (IV) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.10.
9.11 Assignment; Third-Party Beneficiaries. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the Parties (whether by operation of law or otherwise) without the prior written consent of the other Party. Any purported assignment in contravention of this Section 9.11 shall be null and void. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the Parties and their respective successors and assigns. Except as otherwise provided in Section 6.7, this Agreement (including the documents and instruments referred to in this Agreement) is not intended to confer upon any person other than the Parties any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth in this Agreement. The representations and warranties in this Agreement are the product of negotiations among the Parties and are for the sole benefit of the Parties. Any inaccuracies in such representations and warranties are subject to waiver by the Parties in accordance with this Agreement without notice or liability to any other person. In some instances, the representations and warranties in this Agreement may represent an allocation among the Parties of risks associated with particular matters regardless of the knowledge of any of the Parties. Consequently, persons other than the Parties may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.
9.12 Specific Performance. The Parties agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms of this Agreement and, accordingly, that the Parties shall be entitled to seek an injunction or injunctions to prevent breaches or threatened breaches of this Agreement or to enforce specifically the performance of the terms and provisions of this Agreement (including the Parties’ obligation to consummate the Merger), in addition to any other remedy to which they are entitled at law or in equity. Each of the Parties hereby further waives (a) any defense in any action for specific performance that a remedy at law would be adequate and (b) any requirement under any law to post security or a bond as a prerequisite to obtaining equitable relief.
9.13 Severability. Whenever possible, each provision or portion of any provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision or portion of any provision in such jurisdiction, and this Agreement shall be reformed, construed and enforced in such jurisdiction such that the invalid, illegal or unenforceable provision or portion thereof shall be interpreted to be only so broad as is enforceable.
9.14 Confidential Supervisory Information. Notwithstanding any other provision of this Agreement, no disclosure, representation or warranty shall be made (or other action taken) pursuant to this Agreement that would involve the disclosure of Confidential Supervisory Information by any Party to this Agreement to the extent prohibited by applicable law. To the extent legally permissible, appropriate substitute disclosures or actions shall be made or taken under circumstances in which the limitations of the preceding sentence apply.
9.15 Delivery by Facsimile or Electronic Transmission. This Agreement and any signed agreement or instrument entered into in connection with this Agreement, and any amendments or waivers hereto or thereto, to the extent signed and delivered by means of a facsimile machine or by e-mail delivery of a “.pdf” format data file, shall be treated in all manner and respects as an original agreement or instrument and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. No Party hereto or to any such agreement or instrument shall raise the use of a facsimile machine or e-mail delivery of a “.pdf” format data file to deliver a signature to this Agreement or any amendment to this Agreement or the fact that any signature or agreement or instrument was transmitted or communicated through the use of a facsimile machine or e-mail delivery of a “.pdf” format data file as a defense to the formation of a contract and each Party forever waives any such defense.
[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their respective officers thereunto duly authorized as of the date first above written.
Mechanics Bank
By: /s/ Carl B. Webb
Name: Carl B. Webb
Title: Chairman of the Board of Directors
HomeStreet, Inc.
By: /s/ Mark Mason
Name: Mark Mason
Title: Chairman & CEO
HomeStreet Bank
By: /s/ Mark Mason
Name: Mark Mason
Title: Chairman & CEO
[Signature Page to Agreement and Plan of Merger]

Exhibit A-1
Form of Support Agreement
EXECUTION VERSION
VOTING AND SUPPORT AGREEMENT
This VOTING AND SUPPORT AGREEMENT, dated as of March 28, 2025 (this “Agreement”), is made by and among (1) HomeStreet, Inc., a Washington corporation (“Parent”), (2) [•] (together, the “Acquisition Entities”) and (3) [•] (together, the “Fund Entities”) (together, the “Parties” and each a “Party”).
W I T N E S E T H
WHEREAS, on March 28, 2025, Parent, HomeStreet Bank, a Washington state-chartered commercial bank and a direct and wholly owned subsidiary of Parent (“Parent Bank”), and Mechanics Bank (“Company”) entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which, among other things, Parent Bank will merge with and into Company (the “Merger”), so that Company is the surviving entity in the Merger, upon the terms and subject to the conditions set forth in the Merger Agreement;
WHEREAS in connection with the transactions contemplated by the Merger Agreement, the Board of Directors of Parent has (a) approved the amendment of Parent’s articles of incorporation in the form attached as Exhibit B to the Merger Agreement (the “Articles Amendment”), which, among other things, authorizes Parent to issue Class A Common Stock and Class B Common Stock (in each case as defined in the Articles Amendment), (b) resolved to submit such amendment to the shareholders of Parent for approval and (c) approved the issuance of shares of Class A Common Stock and Class B Common Stock as Merger Consideration (as defined in the Merger Agreement) on the terms and subject to the conditions set forth in the Merger Agreement;
WHEREAS, as of the date hereof, each Acquisition Entity is the record and Beneficial Owner of, and has the right to vote and act by written consent with respect to and dispose of, certain shares of common stock, par value $50 per share, of Company designated as Voting Common Stock (the “Voting Company Common Stock”);
WHEREAS, obtaining the Requisite Company Vote is a condition to the consummation of the Merger;
WHEREAS, concurrently with the execution of the Merger Agreement, (a) Company, the Acquisition Entities, the Fund Entities and Rabobank International Holding B.V. have terminated the Company Shareholders Agreement and (b) Parent, Company, the Acquisition Entities, the Fund Entities and Rabobank International Holding B.V. have entered into the Registration Rights Agreement in the form attached as Exhibit C to the Merger Agreement;
WHEREAS, the Acquisition Entities and the Fund Entities understand that Parent and Parent Bank are being induced to enter into the Merger Agreement by, and Parent’s and Parent Bank’s willingness to enter into the Merger Agreement is conditioned upon, the execution of this Agreement by the Acquisition Entities and the Fund Entities as soon as practicable, and in no event later than twenty-four (24) hours, following the execution of the Merger Agreement; and
WHEREAS, (a) each of the Acquisition Entities and Fund Entities is willing to agree, on the terms and subject to the conditions set forth herein, not to Transfer (as defined below) any of the Voting Company Common Stock, and (b) each of the Acquisition Entities is willing to act by written consent with respect to the Voting Company Common Stock as set forth herein.

NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereto, intending to be legally bound, hereby agree as follows:
1. Definitions and Related Matters.
1.1 Definitions. This Agreement is a “Support Agreement” as defined in the Merger Agreement. Capitalized terms used but not otherwise defined herein shall have the respective meanings ascribed to such terms in the Merger Agreement. As used in this Agreement, the following terms shall have the meanings indicated below:
“Affiliate” shall mean, with respect to any Person, a Person that, directly or indirectly through one or more intermediaries, Controls, is Controlled by, or is under common Control with such Person.
“Beneficially Own” shall mean, with respect to any securities, having “beneficial ownership” of such securities for purposes of Rule 13d-3 or 13d-5 under the Exchange Act (or any successor statute or regulation) (whether or not any such rule, statute or regulation is applicable to such securities). “Beneficial Ownership” shall have a correlative meaning.
“Control” shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.
“Company Shareholders Agreement” shall mean that certain Shareholders Agreement, dated as of August 31, 2019, by and among Company, Rabobank International Holding B.V., the Fund Entities and the Acquisition Entities.
“Expiration Time” shall mean, with respect to any Acquisition Entity and Fund Entity, the earliest to occur of (a) the Effective Time, (b) the termination of the Merger Agreement in accordance with its terms and (c) any amendment to the Merger Agreement without the prior written consent of such Acquisition Entity or Fund Entity if such amendment reduces the Exchange Ratio or alters the form of Merger Consideration.
“Person” shall mean an individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, Governmental Entity or other entity of any kind or nature.
“Transfer” means, with respect to any Voting Company Common Stock, the sale, grant, assignment, transfer, pledge, hypothecation, encumbrance (excluding any encumbrance created by this Agreement, the Company Articles, the Company Bylaws, the Company Shareholders Agreement or applicable securities laws), constructive sale, or other disposition of such security or the ownership thereof (including by operation of law), or the entry into of any contract, agreement or other obligation to effect any of the foregoing, including, for purposes of this Agreement, the transfer or sharing of any voting, investment or dispositive power of such security.
1.2 Additional Shares. Each Acquisition Entity and Fund Entity agrees that all applicable representations, terms and conditions of this Agreement will apply to the Voting Company Common Stock of which such Acquisition Entity or Fund Entity acquires record and Beneficial Ownership (and the power to vote and right to consent with respect to) after the date hereof and prior to the Expiration Time, whether upon the exercise of options, warrants or rights, the conversion or exchange of convertible or exchangeable securities, or by means of purchase, dividend, distribution, split-up, recapitalization, combination, exchange of shares of Voting Company Common Stock or the like, gift, bequest, inheritance, or as a successor in interest in any capacity or otherwise (together, the “Additional Shares”). For the avoidance of doubt, all references to “Voting Company Common Stock” in this Agreement shall be deemed to include any Additional Shares, mutatis mutandis.
1.3 Other Definitional Provisions. Unless the express context otherwise requires: (a) the words “hereof”, “herein”, and “hereunder” and words of similar import, when used in this Agreement, shall refer to this Agreement as a whole and not to any particular provision of this Agreement; (b) the words “date hereof”, when used in this Agreement, shall refer to the date set forth in the Preamble; (c) the terms defined in the singular have a comparable meaning when used in the plural, and vice versa; (d) the terms defined in the present tense have a comparable meaning when used in the past tense, and vice versa; (e) any references herein to a specific

Section, Schedule, Annex or Exhibit shall refer, respectively, to Sections, Schedules, Annexes or Exhibits of this Agreement, except as otherwise expressly stated; (f) wherever the word “include”, “includes”, or “including” is used in this Agreement, it shall be deemed to be followed by the words “without limitation”; (g) a “business day” means any day other than a Saturday, a Sunday or a day on which banks in the State of Washington or California are authorized by law or executive order to be closed; and (h) the word “or” shall not be exclusive.
2. Agreement to Consent and Approve. From the date hereof until the Expiration Time, each Acquisition Entity shall, and the applicable Fund Entity shall cause such Acquisition Entity to, (a) promptly (and in any event within five (5) business days) after the S-4 is declared effective under the Securities Act, execute and deliver (or cause to be executed and delivered) to Company a written consent approving the Merger Agreement and the transactions contemplated by the Merger Agreement (including the Merger), substantially in the form attached hereto as Exhibit A, with respect to all of its Voting Company Common Stock entitled to act by written consent thereto and in accordance with such procedures relating thereto so as to ensure that it is duly counted for purposes of recording the results of such consent, and (b) vote or cause to be voted (including by written consent) all of its Voting Company Common Stock against any actions, agreement or transaction involving Company that is intended, or would reasonably be expected, to impede, interfere with, delay, postpone, adversely affect or prevent the consummation of the transactions contemplated by the Merger Agreement, including the Merger, in any material respect.
3. Agreement Not to Transfer or Encumber. From the date hereof until the Expiration Time, each Acquisition Entity shall not, and each Fund Entity shall not, and shall cause its respective Acquisition Entity not to, (a) directly or indirectly Transfer any Voting Company Common Stock (or any rights, options or warrants to acquire any Voting Company Common Stock) or (b) enter into any contract or binding commitment (whether or not in writing) to take any of the actions prohibited by the foregoing clause (a) except, in each case, (i) pursuant to this Agreement, (ii) with respect to arrangements entered into with investors and limited partners customary for private equity funds, as long as such Fund Entity or Acquisition Entity retains Beneficial Ownership of such Voting Company Common Stock or (iii) pursuant to Transfers to an Affiliate who shall agree to be bound by this Agreement as if an original party hereto.
4. Registration Rights Agreement. Concurrently with the execution of the Merger Agreement, each Acquisition Entity and, for the limited purposes set forth therein, each Fund Entity, has delivered a duly executed copy of the Registration Rights Agreement in the form attached as Exhibit C to the Merger Agreement, to be effective as of the Effective Time.
5. Representations and Warranties of each Acquisition Entity and Fund Entity. Each Acquisition Entity and Fund Entity hereby represents and warrants (on behalf of itself and, in the case of each Fund Entity, its respective Acquisition Entity) to Parent as follows:
5.1 Each Acquisition Entity and Fund Entity is duly organized, existing and in good standing (to the extent such concept is applicable) under the laws of its jurisdiction of organization.
5.2 Each Acquisition Entity and Fund Entity has all requisite power and authority to execute and deliver this Agreement and to perform such Party’s obligations hereunder. The execution and delivery of this Agreement by each Acquisition Entity and Fund Entity and the performance of such Party’s obligations hereunder have been duly authorized by all necessary action of such Party. This Agreement has been duly executed and delivered by each Acquisition Entity and Fund Entity and, assuming the due authorization, execution and delivery of this Agreement by Parent, constitutes the legal, valid and binding obligation of each Acquisition Entity and Fund Entity enforceable against such Party in accordance with its terms, except as limited by the Enforceability Exceptions.
5.3 The execution and delivery of this Agreement by each Acquisition Entity and Fund Entity and the performance of such Party’s obligations hereunder will not constitute or result in (a) a breach or violation of, or a default under, the organizational or governing documents of such Party, (b) a breach or violation of, a termination (or right of termination) or default under, the creation or acceleration of any obligations under, or the creation of a Lien on any of the assets of such Party (with or without notice, lapse of time or both) pursuant to, any agreement, lease, license, contract, note, mortgage, indenture, arrangement or other obligation binding upon such Party, or (c) a conflict with, breach or violation of any law applicable to such Party or by which its properties are bound or affected, except, in the case of clause (a), (b) or (c), for any breach, violation, termination, default, creation or acceleration that would not, individually or in the aggregate, reasonably be expected to materially impair or have a material adverse effect on the ability of such Party to perform its obligations under this Agreement or to consummate the transactions contemplated by this Agreement on a timely basis.

5.4 As of the date hereof, each Acquisition Entity (a) Beneficially Owns and owns of record all of the shares of Voting Company Common Stock set forth in the table opposite its name set forth on Schedule 1 attached hereto free and clear of any and all Liens, other than those created by this Agreement, the Company Articles, the Company Bylaws, the Company Shareholders Agreement and applicable securities laws, and (b) has voting power over and right to consent with respect to all of such shares of Voting Company Common Stock.
5.5 Each Acquisition Entity and Fund Entity is not aware of any reason why the necessary regulatory approvals, waivers and consents will not be received in order to permit consummation of the transactions contemplated by the Merger Agreement (including the Merger) on a timely basis.
6. Representations and Warranties of Parent. Parent hereby represents and warrants to each Acquisition Entity and Fund Entity as follows:
6.1 Parent is duly organized, existing and in good standing (to the extent such concept is applicable) under the laws of its jurisdiction of organization.
6.2 Parent has all requisite power and authority to execute and deliver this Agreement and to perform its obligations hereunder. The execution and delivery of this Agreement by Parent and the performance of its obligations hereunder have been duly authorized by all necessary action of Parent. This Agreement has been duly executed and delivered by Parent and, assuming the due authorization, execution and delivery of this Agreement by each Acquisition Entity and Fund Entity, constitutes the legal, valid and binding obligation of Parent enforceable against it in accordance with its terms, except as limited by the Enforceability Exceptions.
6.3 The execution and delivery of this Agreement by Parent and the performance of its obligations hereunder will not constitute or result in (a) a breach or violation of, or a default under, the organizational documents of Parent, (b) a breach or violation of, a termination (or right of termination) or default under, the creation or acceleration of any obligations under, or the creation of a Lien on any of the assets of Parent (with or without notice, lapse of time or both) pursuant to, any agreement, lease, license, contract, note, mortgage, indenture, arrangement or other obligation binding upon Parent, or (c) a conflict with, breach or violation of any law applicable to Parent or by which its properties are bound or affected, except in the case of clause (a), (b) or (c), for any breach, violation, termination, default, creation or acceleration that would not, individually or in the aggregate, reasonably be expected to materially impair or have a material adverse effect on the ability of Parent to perform its obligations under this Agreement on a timely basis.
7. Additional Covenants of Each Acquisition Entity and Fund Entity. Each Acquisition Entity and Fund Entity hereby further covenants and agrees as follows:
7.1 Each Acquisition Entity and Fund Entity, on the one hand, and Parent, on the other hand, shall cooperate with each other, and each Acquisition Entity and Fund Entity shall use its reasonable best efforts to promptly prepare and file all necessary documentation, to effect all applications, notices, petitions and filings and in the case of the applications, notices, petitions and filings in respect of the Requisite Regulatory Approvals that are required to be obtained by such Acquisition Entity or Fund Entity, each Acquisition Entity and Fund Entity shall use its reasonable best efforts to make them within thirty (30) days of the date of this Agreement, to obtain as promptly as practicable all permits, consents, approvals and authorizations of all third parties and Governmental Entities which are necessary or advisable to be obtained by such Acquisition Entity and Fund Entity to consummate the transactions contemplated by the Merger Agreement (including the Merger), and to comply with the terms and conditions of all such permits, consents, approvals and authorizations of all such Governmental Entities. Parent, on the one hand, and each Acquisition Entity and Fund Entity, on the other hand, shall have the right to review for a reasonable period of time in advance, and, to the extent practicable and subject to applicable laws relating to the exchange of information, all the information relating to Parent or such Acquisition Entity or Fund Entity, as the case may be, and any of its respective Subsidiaries (excluding the Company, in the case of the Acquisition Entities and Fund Entities), which appears in any filing of any such person made with, or written materials submitted to, any third party or any Governmental Entity. In exercising the foregoing right, Parent, on one hand, and each Acquisition Entity and Fund Entity, on the other hand, shall act reasonably and as promptly as practicable. Each Acquisition Entity and Fund Entity hereto agrees that it will consult with Parent with respect to the obtaining of all permits, consents, approvals and authorizations of all third parties and Governmental Entities necessary or advisable to be obtained by it to consummate the transactions contemplated by the Merger Agreement and will keep Parent apprised of the status of matters relating to completion of the transactions contemplated in the Merger Agreement, and each Acquisition Entity and Fund Entity shall consult with Parent in advance of any meeting or conference with any Governmental Entity specifically in connection with obtaining the Requisite Regulatory Approvals in connection with the transactions contemplated by the Merger Agreement and, to the extent permitted by such Governmental Entity, give Parent and/or its counsel the opportunity to attend and participate in such meetings and conferences, in each case subject to applicable law. Notwithstanding anything to the contrary in this Agreement, nothing in this Agreement (including Section 7.4 and Section 7.6) shall (x) be construed as requiring any Acquisition Entity or Fund Entity to provide or disclose to Parent or its Affiliates the identity of (unless required by law), or any confidential information relating to, any limited partner of any Fund Entity; provided, that, if a Governmental Entity requests such information to be included in any applications, notices, petitions and filings made by Parent in connection with the transactions contemplated by the Merger Agreement, the applicable Fund Entity shall provide such information to such Governmental Entity directly, or (y) restrict or apply to any meeting or conference with regulators, or discussions with regulators, by any Acquisition Entity or Fund Entity in the ordinary course that is not specifically related to obtaining the Requisite Regulatory Approvals in connection with the transactions contemplated by the Merger Agreement.
7.2 Without limiting the generality of the undertaking pursuant to Section 7.1, each Acquisition Entity and Fund Entity agrees to take or cause to be taken the following actions: (i) use reasonable best efforts to obtain the Requisite Regulatory Approvals that are required to be obtained by it (as applicable) and to take, or cause to be taken, all actions necessary, proper or advisable to comply promptly with all legal requirements that may be imposed on any Acquisition Entity or Fund Entity or any of their respective Subsidiaries with respect to the Merger; (ii) use reasonable best efforts to avoid the entry of any Government Order applicable to it that would or is reasonably likely to delay, restrain, prevent, enjoin or otherwise prohibit consummation of the transactions contemplated by the Merger Agreement, including the defense through litigation on the merits of any claim asserted against such Acquisition Entity or Fund Entity in any court, agency or other proceeding by any person, including any Governmental Entity, seeking to delay, restrain, prevent, enjoin or otherwise prohibit consummation of the transactions contemplated by the Merger Agreement; (iii) use reasonable best efforts to take, in the event that any permanent, preliminary or temporary Government Order applicable to it is entered or issued, or becomes reasonably foreseeable to be entered or issued, in any proceeding or inquiry of any kind that would make consummation of the transactions contemplated by the Merger Agreement in accordance with the terms of the Merger Agreement unlawful or that would delay, restrain, prevent, enjoin or otherwise prohibit consummation of the transactions contemplated by the Merger Agreement, steps reasonably necessary to resist, vacate, modify, reverse, suspend, prevent, eliminate or remove such actual, anticipated or threatened Government Order so as to permit such consummation on a schedule as close as possible to that contemplated by the Merger Agreement; and (iv) obtaining all necessary information relating to Ford Management III, L.P., 2011 TCRT, Ford Ultimate Management II, LLC, Ford Management II, L.P, GJF Financial Management II, LLC and Ford Family Investment, LP (the “Fund Group Entities”) as the case may be, that are necessary to be obtained by the Acquisition Entities and the Fund Entities in respect of the Requisite Regulatory Approvals pursuant to this Section 7, and causing the applicable Fund Group Entities to be parties to any applications, notices, petitions and filings required to be made by an Acquisition Entity or Fund Entity pursuant this Section 7 to which the Fund Group Entities are required to be party, in each case to the same extent as the Fund Entities are required to do so pursuant to this Section 7. Notwithstanding anything to the contrary in this Agreement, nothing contained in this Agreement shall require any Acquisition Entity or Fund Entity to (i) take, or agree to take, any action or agree to any condition or restriction, in connection with the grant of a Requisite Regulatory Approval, that would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on (A) Parent and its Subsidiaries, taken as a whole, after giving effect to the Merger (measured on a pro forma basis after giving effect to the transactions contemplated by the Merger Agreement, including the Merger) or (B) the Acquisition Entities and Fund Entities, taken as a whole, mutatis mutandis, or (ii) take, or agree to take, any action or agree to any condition or restriction, except in respect of Requisite Regulatory Approvals that are required to be obtained by such Acquisition Entity or Fund Entity.
7.3 Each Acquisition Entity and Fund Entity shall promptly inform Parent, and promptly respond to any request for information and use reasonable best efforts to take such action and resolve any objections that may be required or asserted by any Governmental Entity with respect to the Merger Agreement or the transactions contemplated by the Merger Agreement.
7.4 Each Acquisition Entity and Fund Entity shall, upon request, furnish Parent with all information concerning itself and its directors, officers and shareholders and such other matters as may be reasonably necessary or advisable in connection with the Proxy Statement, the S-4 or any other statement, filing, notice or application made by or on behalf of Parent or any of its Subsidiaries to any Governmental Entity in connection with the Merger and the other transactions contemplated by the Merger Agreement.
7.5 Each Acquisition Entity and Fund Entity shall promptly advise Parent upon receiving any communication from any Governmental Entity that causes any such Acquisition Entity or Fund Entity to believe that there is a reasonable likelihood that any Requisite Regulatory Approval required to be obtained by it will not be obtained, or that the receipt of such approval will be delayed.
7.6 Each Acquisition Entity and Fund Entity hereby (a) authorizes Parent and Company to publish and disclose in any announcement or disclosure in connection with the transactions contemplated by the Merger Agreement that Parent and Company reasonably determines to be necessary or advisable, including the Consent Solicitation Statement and the S-4 and any other applicable filings under the Exchange Act or the Securities Act, such Party’s identity and ownership of the Voting Company Common Stock and the nature of such Party’s obligations under this Agreement; provided, that to the extent practicable such Party shall have a reasonable opportunity to review and approve such disclosure prior to any such announcement or disclosure, and (b) agrees that such Party shall promptly (i) furnish to Parent and the Company any information that Parent or Company may reasonably request for the preparation of any such announcement or disclosure and (ii) notify Parent and Company of any required corrections with respect to any written information supplied by it specifically for use in any such announcement or disclosure, if and to the extent that any such information contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.
8. Termination. Other than this Section 8 and Section 10, which shall survive any termination of this Agreement, this Agreement shall terminate and shall have no further force or effect immediately as of and following the Expiration Time. Notwithstanding the foregoing, nothing herein shall relieve any Party hereto from liability for any willful and material breach of this Agreement that occurred prior to such termination.
9. No Ownership Interest. Nothing contained in this Agreement shall be deemed to vest in Parent any direct or indirect ownership or incidence of ownership of or with respect to the Voting Company Common Stock. All rights, ownership and economic benefits of and relating to the Voting Company Common Stock shall remain vested in and belong to the Acquisition Entities or Fund Entities, as applicable, and Parent shall not have the authority to direct such Party in the voting or disposition of any Voting Company Common Stock, except as otherwise expressly provided herein.
10. Miscellaneous.
10.1 Specific Performance. The Parties agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms of this Agreement and, accordingly, that the Parties shall be entitled to seek an injunction or injunctions to prevent breaches or threatened breaches of this Agreement or to enforce specifically the performance of the terms and provisions of this Agreement, in addition to any other remedy to which they are entitled at law or in equity. Each of the Parties hereby further waives (a) any defense in any action for specific performance that a remedy at law would be adequate and (b) any requirement under any law to post security or a bond as a prerequisite to obtaining equitable relief.
10.2 Assignment; Third-Party Beneficiaries. Except as otherwise provided herein, neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the Parties (whether by operation of law or otherwise) without the prior written consent of the other Parties; provided, that no such consent shall be required in connection with the Merger. Any purported assignment in contravention of this Section 10.2 shall be null and void. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the Parties and their respective successors and assigns. Except as expressly set forth herein, this Agreement is not intended to confer upon any Person other than the Parties any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth in this Agreement.
10.3 Amendment. This Agreement may not be amended, modified or supplemented in any manner, whether by course of conduct or otherwise, except by an instrument in writing signed on behalf of each of the Parties.
10.4 Extension; Waiver. Each of the Parties may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other Parties contained in this Agreement for such Party’s benefit, (b) waive any inaccuracies in the representations and warranties of the other Parties contained in this Agreement or in any document delivered by such other Party pursuant to this Agreement for such Party’s benefit, and (c) waive compliance with any of the agreements or satisfaction of any conditions for such Party’s benefit contained in this Agreement. Any agreement on the part of a Party to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such Party, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.
10.5 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally, by e-mail transmission (so long as a receipt confirmation of such e-mail is requested and no “bounce-back” or similar non-transmittal reply is received), mailed by registered or certified mail (return receipt requested) or delivered by an express courier (with confirmation) to the Parties at the following addresses (or at such other address for a Party as shall be specified by like notice):

(i)	if to an Acquisition Entity or Fund Entity, to the address set forth on Schedule 1 attached hereto with a copy (which shall not constitute notice) to:

Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, New York 10019
	Attention:	Jacob A. Kling
Eric M. Feinstein
	Email:	******

(ii)	if to Parent, to:

HomeStreet, Inc.
601 Union Street, Suite 2000
Seattle, WA 98101
	Attention:	Mark Mason John M. Michel Godfrey Evans
	Email:	******

with a copy (which shall not constitute notice) to:

Sullivan & Cromwell LLP
125 Broad Street
New York, New York 10004
	Attention:	H. Rodgin Cohen
Mitchell S. Eitel
	Facsimile:	******
	Email:	******

or to such other address as any Party hereto shall notify the other Parties hereto (as provided above) from time to time.
10.6 Governing Law; Jurisdiction.
(a) This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to any applicable conflicts of law principles.
(b) Each Party agrees that it will bring any action or proceeding in respect of any claim arising out of or related to this Agreement or the transactions contemplated by this Agreement exclusively in the Court of Chancery of the State of Delaware and any state appellate court therefrom within the State of Delaware or, if the Court of Chancery of the State of Delaware declines to accept jurisdiction over a particular matter, in any federal or state court of competent jurisdiction located in the State of Delaware (the “Chosen Courts”), and, solely in connection with claims arising under this Agreement or the transactions that are the subject of this Agreement, (i) irrevocably submits to the exclusive jurisdiction of the Chosen Courts,

(ii) waives any objection to laying venue in any such action or proceeding in the Chosen Courts, (iii) waives any objection that the Chosen Courts are an inconvenient forum or do not have jurisdiction over any Party and (iv) agrees that service of process upon such Party in any such action or proceeding will be effective if notice is given in accordance with Section 10.5.
10.7 Waiver of Jury Trial. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE EXTENT PERMITTED BY LAW AT THE TIME OF INSTITUTION OF THE APPLICABLE LITIGATION, ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT: (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (III) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (IV) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 10.7.
10.8 Interpretation. The headings herein are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. The Parties hereto have participated jointly in the negotiation and drafting of this Agreement and, in the event that an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as jointly drafted by the Parties hereto and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement.
10.9 Entire Agreement; No Other Representations. This Agreement (including the documents and instruments referred to in this Agreement) and the Merger Agreement constitute the entire agreement, and supersede all other prior and contemporaneous agreements, understandings, undertakings, arrangements, representations and warranties, both written and oral, among the Parties with respect to the subject matter hereof.
10.10 Severability. Whenever possible, each provision or portion of any provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision or portion of any provision in such jurisdiction, and this Agreement shall be reformed, construed and enforced in such jurisdiction such that the invalid, illegal or unenforceable provision or portion thereof shall be interpreted to be only so broad as is enforceable.
10.11 Expenses. Regardless of whether the transactions provided for in this Agreement or the Merger Agreement are consummated, all expenses incurred in connection with this Agreement and the transactions contemplated by this Agreement shall be paid by the Party incurring such expenses.
10.12 Counterparts. This Agreement may be executed in counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the Parties and delivered to the other Parties, it being understood that all Parties need not sign the same counterpart.
10.13 Delivery by Facsimile or Electronic Transmission. This Agreement and any signed agreement or instrument entered into in connection with this Agreement, and any amendments or waivers hereto or thereto, to the extent signed and delivered by means of a facsimile machine or by e-mail delivery of a “.pdf” format data file, shall be treated in all manner and respects as an original agreement or instrument and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. No Party hereto or to any such agreement or instrument shall raise the use of a facsimile machine or e-mail delivery of a “.pdf” format data file to deliver a signature to this Agreement or any amendment to this Agreement or the fact that any signature or agreement or instrument was transmitted or communicated through the use of a facsimile machine or e-mail delivery of a “.pdf” format data file as a defense to the formation of a contract and each Party forever waives any such defense.

10.14 Several Liability. Any liability or obligation of a Fund Entity or an Acquisition Entity hereunder shall be several and not joint (and not joint and several).
10.15 Confidential Supervisory Information. Notwithstanding any other provision of this Agreement, no disclosure, representation or warranty shall be made (or other action taken) pursuant to this Agreement that would involve the disclosure of Confidential Supervisory Information by any Party to this Agreement to the extent prohibited by applicable law. To the extent legally permissible, appropriate substitute disclosures or actions shall be made or taken under circumstances in which the limitations of the preceding sentence apply.
[Signature page follows]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed as of the date first above written.

HOMESTREET, INC.

By:
Name: [•]
Title: [•]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed as of the date first above written.

[•]

By:
Name: [•]
Title: [•]

[•]

By:
Name:
Title:

[•]

By:
Name: [•]
Title: [•]

[•]

By:
Name: [•]
Title: [•]

Schedule 1

Holder	Shares of Voting Company Common Stock	Notice Information
[•]	[•]	[•]
[•]	[•]	[•]

Exhibit A
Form of Written Consent
FINAL FORM
Form of

Action by Written Consent of Shareholders

of

MECHANICS BANK

[Date]
Pursuant to Section 603 of the Corporations Code of the State of California
The undersigned (the “Consenting Holders”), being holders of issued and outstanding shares of the common stock, par value $50 per share (the “Common Stock”, which shares of Common Stock are set forth on Annex A), of Mechanics Bank, a California corporation (the “Corporation”), in accordance with Section 603 of the California Corporations Code (the “CCC”), as amended, and Section 2.11 of the Bylaws of the Corporation, hereby irrevocably consent in writing to the following actions in lieu of a meeting of the shareholders of the Corporation (the “Shareholders”), with the same force and effect as if taken at a duly convened meeting of the Shareholders:
Shareholder Approval
WHEREAS, the Board of Directors of the Corporation (the “Board”) has (a) approved and declared advisable that certain Agreement and Plan of Merger, dated as of March 28, 2025 (the “Merger Agreement”), by and among the Corporation, HomeStreet, Inc., a Washington corporation (“Parent”), and HomeStreet Bank, a Washington state-chartered commercial bank and a direct and wholly owned subsidiary of Parent (“Parent Bank”), a copy of which has been provided to the undersigned Consenting Holders and is attached hereto as Annex B (capitalized terms used but not defined herein shall have the meanings set forth in the Merger Agreement), and the transactions contemplated thereby, including the Merger (collectively, the “Transactions”), on the terms and subject to the conditions set forth in the Merger Agreement, (b) determined that the Merger Agreement and the consummation of the Transactions are advisable and in the best interests of the Corporation and its Shareholders, (c) approved the execution, delivery and performance by the Corporation of the Merger Agreement and the consummation of the Transactions, (d) recommended that the Shareholders approve the Merger Agreement and the Transactions (including the Merger), and the principal terms thereof, and (e) directed that the Merger Agreement be submitted to its Shareholders for approval;
WHEREAS, the Merger Agreement provides for the Merger of Parent Bank with and into the Corporation, whereby the separate corporate existence of Parent Bank will cease and the Corporation will continue as the surviving corporation after the Merger, as a banking corporation incorporated under the laws of the State of California;
WHEREAS, the S-4 has been filed by Parent with the U.S. Securities and Exchange Commission in connection with the registration under the Securities Act of the Parent Common Stock to be issued in the Merger, which S-4 contains the Proxy Statement of Parent and the Consent Solicitation Statement, and has become effective;
WHEREAS, the Board seeks this written consent of the Shareholders (“Written Consent”), in lieu of a meeting of the Shareholders, to approve the Merger Agreement and the Transactions (including the Merger);
WHEREAS, pursuant to Section 1201 and Section 152 of the CCC, the principal terms of the Merger must be approved by the affirmative vote or the execution and delivery of a written consent of the holders of a majority of the outstanding shares of the Common Stock entitled to vote thereon; and
WHEREAS, pursuant to Section 603 of the CCC and Section 2.11 of the Bylaws of the Corporation, the Shareholders may act by written consent;

NOW, THEREFORE, BE IT:
RESOLVED, that the Consenting Holders hereby approve the Merger Agreement, as executed on March 28, 2025, and the Transactions (including the Merger) contemplated thereby, and the principal terms thereof, in accordance with Sections 152, 603 and 1201 and any other applicable provisions of the CCC;
FURTHER, RESOLVED, that each officer of the Corporation be, and hereby is, authorized to prepare, negotiate, file, execute, verify, acknowledge and deliver any and all notices, certificates, amendments, agreements, instruments and other documents and perform and do or cause to be performed or done any and all such acts or things as such officers or any of them may deem advisable to effectuate or carry out the provisions of the Merger Agreement, the Transactions contemplated thereby and the purposes of the foregoing resolutions.
FURTHER RESOLVED, that signatures to this Written Consent transmitted by facsimile or by electronic mail in .pdf form or by any other means of electronic transmission shall be deemed original signatures for all purposes, and such execution and transmission shall be considered valid, binding and effective for all purposes.
This Written Consent shall be effective as of the execution and delivery of this Written Consent in accordance with the terms of the Merger Agreement and shall be filed with the corporate records of the Corporation. To the extent permissible under applicable law, each Consenting Holder hereby waives any and all notice requirements applicable to, or triggered by, the Merger Agreement and the Transactions under applicable law or that are contained in (a) the Restated Articles of Incorporation of the Corporation, (b) the Bylaws of the Corporation or (c) any agreement between the Corporation and such Consenting Holder or under applicable law.
[Signature page follows]

IN WITNESS WHEREOF, the undersigned has executed this Written Consent on the date set forth below.

[CONSENTING HOLDER]

By:
Name:
Title:

Date:

Annex A
Consenting Holder Shares

Shares of Common Stock
[•]

Annex B
Merger Agreement

Exhibit A-2
Form of Support Agreement
EXECUTION VERSION
VOTING AND SUPPORT AGREEMENT
This VOTING AND SUPPORT AGREEMENT, dated as of March 28, 2025 (this “Agreement”), is made by and between HomeStreet, Inc., a Washington corporation (“Parent”) and [•] (the “Shareholder”) (together, the “Parties” and each a “Party”).
W I T N E S E T H
WHEREAS, on March 28, 2025, Parent, HomeStreet Bank, a Washington state-chartered commercial bank and a direct and wholly owned subsidiary of Parent (“Parent Bank”), and Mechanics Bank (“Company”) entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which, among other things, Parent Bank will merge with and into Company (the “Merger”), so that Company is the surviving entity in the Merger, upon the terms and subject to the conditions set forth in the Merger Agreement;
WHEREAS in connection with the transactions contemplated by the Merger Agreement, the Board of Directors of Parent has (a) approved the amendment of Parent’s articles of incorporation in the form attached as Exhibit B to the Merger Agreement and as Exhibit A to this Agreement (the “Articles Amendment”), which, among other things, authorizes Parent to issue Class A Common Stock and Class B Common Stock (in each case as defined in the Articles Amendment), (b) resolved to submit such amendment to the shareholders of Parent for approval and (c) approved the issuance of shares of Class A Common Stock and Class B Common Stock as Merger Consideration (as defined in the Merger Agreement) on the terms and subject to the conditions set forth in the Merger Agreement;
WHEREAS, as of the date hereof, the Shareholder is the record and Beneficial Owner of, and has the right to vote and act by written consent with respect to and dispose of, certain shares of common stock, par value $50 per share, of Company (the “Company Common Stock”);
WHEREAS, obtaining the Requisite Company Vote is a condition to the consummation of the Merger;
WHEREAS, the Merger Agreement contemplates that Ford Financial Fund II, L.P., Ford Financial Fund III, L.P., EB Acquisition Company LLC and EB Acquisition Company II LLC (collectively, the “Ford Entities”) deliver the Ford Support Agreement (as defined below) in substantially the form attached as Exhibit A to the Merger Agreement, as soon as practicable, and in no event later than twenty-four (24) hours, following the execution of the Merger Agreement;
WHEREAS, concurrently with the execution of the Merger Agreement, (a) Company, the Ford Entities and the Shareholder have terminated the Company Shareholders Agreement and (b) Parent, Company, the Ford Entities and the Shareholder have entered into the Registration Rights Agreement (as defined below);
WHEREAS, the Shareholder understands that Parent and Parent Bank are being induced to enter into the Merger Agreement by, and Parent’s and Parent Bank’s willingness to enter into the Merger Agreement is conditioned upon, the execution of this Agreement by the Shareholder as soon as practicable, and in no event later than twenty-four (24) hours, following the execution of the Merger Agreement;
WHEREAS, the Shareholder is willing to (a) agree, on the terms and subject to the conditions set forth herein, not to Transfer (as defined below) any of the Company Common Stock, and (b) act by written consent with respect to the Company Common Stock as set forth herein; and
WHEREAS, each of Shareholder and Parent acknowledges and agrees that the Company and each of the Ford Entities is expressly a third party beneficiary of this Agreement and entitled to enforce this Agreement as provided herein.

NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereto, intending to be legally bound, hereby agree as follows:
1. Definitions and Related Matters.
1.1 Definitions. This Agreement is a “Support Agreement” as defined in the Merger Agreement. Capitalized terms used but not otherwise defined herein shall have the respective meanings ascribed to such terms in the Merger Agreement. As used in this Agreement, the following terms shall have the meanings indicated below:
“Affiliate” shall mean, with respect to any Person, a Person that, directly or indirectly through one or more intermediaries, Controls, is Controlled by, or is under common Control with such Person.
“Beneficially Own” shall mean, with respect to any securities, having “beneficial ownership” of such securities for purposes of Rule 13d-3 or 13d-5 under the Exchange Act (or any successor statute or regulation) (whether or not any such rule, statute or regulation is applicable to such securities). “Beneficial Ownership” shall have a correlative meaning.
“Control” shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.
“Company Shareholders Agreement” shall mean that certain Shareholders Agreement, dated as of August 31, 2019, by and among Company, the Shareholder and the Ford Entities.
“Expiration Time” shall mean, with respect to the Shareholder, the earliest to occur of (a) the Effective Time, (b) the termination of the Merger Agreement in accordance with its terms, (c) any amendment to the Merger Agreement without the prior written consent of the Shareholder if such amendment reduces the Exchange Ratio or the Non-Voting Exchange Ratio, or alters the form of Merger Consideration and (d) any change to the Articles Amendment that alters the terms of the Class B Common Stock (as defined in the Articles Amendment).
“Ford Support Agreement” shall mean that certain Voting and Support Agreement, by and among Parent and the Ford Entities, contemplated to be entered into pursuant to the Merger Agreement.
“Person” shall mean an individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, Governmental Entity or other entity of any kind or nature.
“Transfer” means, with respect to any Company Common Stock, the sale, grant, assignment, transfer, pledge, hypothecation, encumbrance (excluding any encumbrance created by this Agreement, the Company Articles, the Company Bylaws, the Company Shareholders Agreement or applicable securities laws), constructive sale, or other disposition of such security or the ownership thereof (including by operation of law), or the entry into of any contract, agreement or other obligation to effect any of the foregoing, including, for purposes of this Agreement, the transfer or sharing of any voting, investment or dispositive power of such security.
1.2 Additional Shares. The Shareholder agrees that all applicable representations, terms and conditions of this Agreement will apply to the Company Common Stock of which the Shareholder acquires record and Beneficial Ownership (and the power to vote and right to consent with respect to) after the date hereof and prior to the Expiration Time, whether upon the exercise of options, warrants or rights, the conversion or exchange of convertible or exchangeable securities, or by means of purchase, dividend, distribution, split-up, recapitalization, combination, exchange of shares of Company Common Stock or the like, gift, bequest, inheritance, or as a successor in interest in any capacity or otherwise (together, the “Additional Shares”). For the avoidance of doubt, all references to “Company Common Stock” in this Agreement shall be deemed to include any Additional Shares, mutatis mutandis.
1.3 Other Definitional Provisions. Unless the express context otherwise requires: (a) the words “hereof”, “herein”, and “hereunder” and words of similar import, when used in this Agreement, shall refer to this Agreement as a whole and not to any particular provision of this Agreement; (b) the words “date hereof”, when used in this Agreement, shall refer to the date set forth in the Preamble; (c) the terms defined in the singular have a comparable meaning when used in the plural, and vice versa; (d) the terms defined in the present tense have a comparable meaning when used in the past tense, and vice versa; (e) any references herein to a specific Section, Schedule, Annex or Exhibit shall refer, respectively, to Sections, Schedules, Annexes or Exhibits of this Agreement, except as otherwise expressly stated; (f) wherever the word “include”, “includes”, or “including” is used in this Agreement, it shall be deemed to be followed by the words “without limitation”; (g) a “business day” means any day other than a Saturday, a Sunday or a day on which banks in the State of Washington or California are authorized by law or executive order to be closed; and (h) the word “or” shall not be exclusive.
2. Agreement to Consent and Approve. From the date hereof until the Expiration Time, the Shareholder shall (a) promptly (and in any event within five (5) business days) after the S-4 is declared effective under the Securities Act, execute and deliver to Company a written consent approving the Merger Agreement and the transactions contemplated by the Merger Agreement (including the Merger), substantially in the form attached hereto as Exhibit B, with respect to all of its Company Common Stock entitled to act by written consent thereto and in accordance with such procedures relating thereto so as to ensure that it is duly counted for purposes of recording the results of such consent, and (b) vote (including by written consent) all of its Company Common Stock against any actions, agreement or transaction involving Company that is intended, or would reasonably be expected, to impede, interfere with, delay, postpone, adversely affect or prevent the consummation of the transactions contemplated by the Merger Agreement, including the Merger, in any material respect.
3. Agreement Not to Transfer or Encumber. From the date hereof until the Expiration Time, the Shareholder shall not, (a) directly or indirectly Transfer any Company Common Stock (or any rights, options or warrants to acquire any Company Common Stock) or (b) enter into any contract or binding commitment (whether or not in writing) to take any of the actions prohibited by the foregoing clause (a) except, in each case, (i) pursuant to this Agreement or (ii) pursuant to Transfers to an Affiliate who shall agree to be bound by this Agreement as if an original party hereto.
4. Registration Rights Agreement. Concurrently with the execution of the Merger Agreement, the Shareholder has delivered a duly executed copy of the Registration Rights Agreement in the form attached as Exhibit C to the Merger Agreement (the “Registration Rights Agreement”), to be effective as of the Effective Time.
5. Representations and Warranties of the Shareholder. The Shareholder hereby represents and warrants to Parent as follows:
5.1 The Shareholder is duly organized, existing and in good standing (to the extent such concept is applicable) under the laws of its jurisdiction of organization.
5.2 The Shareholder has all requisite power and authority to execute and deliver this Agreement and to perform its obligations hereunder. The execution and delivery of this Agreement by the Shareholder and the performance of its obligations hereunder have been duly authorized by all necessary action of the Shareholder. This Agreement has been duly executed and delivered by the Shareholder and, assuming the due authorization, execution and delivery of this Agreement by Parent, constitutes the legal, valid and binding obligation of the Shareholder enforceable against the Shareholder in accordance with its terms, except as limited by the Enforceability Exceptions.
5.3 The execution and delivery of this Agreement by the Shareholder and the performance of its obligations hereunder will not constitute or result in (a) a breach or violation of, or a default under, the organizational or governing documents of the Shareholder, (b) a breach or violation of, a termination (or right of termination) or default under, the creation or acceleration of any obligations under, or the creation of a Lien on any of the assets of the Shareholder (with or without notice, lapse of time or both) pursuant to, any agreement, lease, license, contract, note, mortgage, indenture, arrangement or other obligation binding upon the Shareholder, or (c) a conflict with, breach or violation of any law applicable to the Shareholder or by which its properties are bound or affected, except, in the case of clause (a), (b) or (c), for any breach, violation, termination, default, creation or acceleration that would not, individually or in the aggregate, reasonably be expected to materially impair or have a material adverse effect on the ability of the Shareholder to perform its obligations under this Agreement or to consummate the transactions contemplated by this Agreement on a timely basis.
5.4 As of the date hereof, the Shareholder (a) Beneficially Owns and owns of record all of the shares of Company Common Stock set forth in the table opposite its name set forth on Schedule 1 attached hereto free and clear of any and all Liens, other than those created by this Agreement, the Company Articles, the Company Bylaws, the Company Shareholders Agreement and applicable securities laws, and (b) to the extent such shares are entitled to vote, has voting power over and right to consent with respect to all of such shares of Company Common Stock.
6. Representations and Warranties of Parent. Parent hereby represents and warrants to each Acquisition Entity and Fund Entity as follows:
6.1 Parent is duly organized, existing and in good standing (to the extent such concept is applicable) under the laws of its jurisdiction of organization.
6.2 Parent has all requisite power and authority to execute and deliver this Agreement and to perform its obligations hereunder. The execution and delivery of this Agreement by Parent and the performance of its obligations hereunder have been duly authorized by all necessary action of Parent. This Agreement has been duly executed and delivered by Parent and, assuming the due authorization, execution and delivery of this Agreement by each Acquisition Entity and Fund Entity, constitutes the legal, valid and binding obligation of Parent enforceable against it in accordance with its terms, except as limited by the Enforceability Exceptions.
6.3 The execution and delivery of this Agreement by Parent and the performance of its obligations hereunder will not constitute or result in (a) a breach or violation of, or a default under, the organizational documents of Parent, (b) a breach or violation of, a termination (or right of termination) or default under, the creation or acceleration of any obligations under, or the creation of a Lien on any of the assets of Parent (with or without notice, lapse of time or both) pursuant to, any agreement, lease, license, contract, note, mortgage, indenture, arrangement or other obligation binding upon Parent, or (c) a conflict with, breach or violation of any law applicable to Parent or by which its properties are bound or affected, except, in the case of clause (a), (b) or (c), for any breach, violation, termination, default, creation or acceleration that would not, individually or in the aggregate, reasonably be expected to materially impair or have a material adverse effect on the ability of Parent to perform its obligations under this Agreement on a timely basis.
7. Additional Covenants of the Shareholder. The Shareholder hereby further covenants and agrees that the Shareholder shall cooperate in good faith with Parent, Company and Ford Entities in obtaining all permits, consents, approvals and authorizations required to be obtained by such parties so as to permit consummation of the transactions contemplated by the Merger Agreement. Without limiting the foregoing, the Shareholder hereby (a) authorizes Parent and Company to publish and disclose in any announcement or disclosure in connection with the transactions contemplated by the Merger Agreement that Parent and Company reasonably determines to be necessary or advisable, including the Consent Solicitation Statement and the S-4 and any other applicable filings under the Exchange Act or the Securities Act, its identity and ownership of the Company Common Stock and the nature of its obligations under this Agreement; provided, that to the extent practicable the Shareholder shall have a reasonable opportunity to review and approve such disclosure prior to any such announcement or disclosure, and (b) agrees that the Shareholder shall promptly (i) furnish to Parent and the Company any information that Parent or Company may reasonably request for the preparation of any such announcement or disclosure and (ii) notify Parent and Company of any required corrections with respect to any written information supplied by it specifically for use in any such announcement or disclosure, if and to the extent that any such information contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The Shareholder acknowledges and agrees that the consideration to be received by the Shareholder pursuant to Section 1.3(a) of the Merger Agreement, as executed on March 28, 2025, in respect of its Company Common Stock satisfies the obligations of the Ford Entities and the Company to provide Non-Voting Company Equity Interests (as defined in the Company Shareholders Agreement) to Shareholder in connection with the transactions contemplated by the Merger Agreement (including the Merger) under the Company Shareholders Agreement, including any obligations pursuant to Section 6.1(b)(ii) thereof.
8. Termination. Other than this Section 8 and Section 10, which shall survive any termination of this Agreement, this Agreement shall terminate and shall have no further force or effect immediately as of and following the Expiration Time. Notwithstanding the foregoing, nothing herein shall relieve any Party hereto from liability for any willful and material breach of this Agreement that occurred prior to such termination.
9. No Ownership Interest. Nothing contained in this Agreement shall be deemed to vest in Parent (or the Company or any Ford Entity) any direct or indirect ownership or incidence of ownership of or with respect to the

Company Common Stock. All rights, ownership and economic benefits of and relating to the Company Common Stock shall remain vested in and belong to the Shareholder, and Parent shall not have the authority to direct the Shareholder in the voting or disposition of any Company Common Stock, except as otherwise expressly provided herein.
10. Miscellaneous.
10.1 Specific Performance. The Parties agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms of this Agreement and, accordingly, that the Parties shall be entitled to seek an injunction or injunctions to prevent breaches or threatened breaches of this Agreement or to enforce specifically the performance of the terms and provisions of this Agreement, in addition to any other remedy to which they are entitled at law or in equity. Each of the Parties hereby further waives (a) any defense in any action for specific performance that a remedy at law would be adequate and (b) any requirement under any law to post security or a bond as a prerequisite to obtaining equitable relief.
10.2 Assignment; Third-Party Beneficiaries. Except as otherwise provided herein, neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the Parties (whether by operation of law or otherwise) without the prior written consent of the other Parties; provided, that no such consent shall be required in connection with the Merger. Any purported assignment in contravention of this Section 10.2 shall be null and void. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the Parties and their respective successors and assigns. Except as expressly set forth herein, this Agreement is not intended to confer upon any Person other than the Parties any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth in this Agreement; provided, however, that Company and each Ford Entity is hereby made an express third-party beneficiary of, and is entitled to specifically enforce Section 10.3 and the obligations of Shareholder set forth in this Agreement (including Sections 2, 3 and 7).
10.3 Amendment. This Agreement may not be amended, modified or supplemented in any manner, whether by course of conduct or otherwise, except by an instrument in writing signed on behalf of each of the Parties; provided, that this Agreement may not be amended, modified or supplemented without the prior written consent of the Company and each Ford Entity.
10.4 Extension; Waiver. Each of the Parties may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other Parties contained in this Agreement for such Party’s benefit, (b) waive any inaccuracies in the representations and warranties of the other Parties contained in this Agreement or in any document delivered by such other Party pursuant to this Agreement for such Party’s benefit, and (c) waive compliance with any of the agreements or satisfaction of any conditions for such Party’s benefit contained in this Agreement. Any agreement on the part of a Party to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such Party, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.
10.5 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally, by e-mail transmission (so long as a receipt confirmation of such e-mail is requested and no “bounce-back” or similar non-transmittal reply is received), mailed by registered or certified mail (return receipt requested) or delivered by an express courier (with confirmation) to the Parties at the following addresses (or at such other address for a Party as shall be specified by like notice):

(i)	if to [•], to:

[•]
	Attention:	[•]
	Email:	[•]

with a copy (which shall not constitute notice) to:

Sullivan & Cromwell LLP
125 Broad Street
New York, New York 10004
	Attention:	Donald J. Toumey
Stephen M. Salley
	Facsimile:	******
	Email:	******

(ii)	if to Parent, to:

HomeStreet, Inc.
601 Union Street, Suite 2000
Seattle, WA 98101
	Attention:	Mark Mason John M. Michel Godfrey Evans
	Email:	******

with a copy (which shall not constitute notice) to:

Sullivan & Cromwell LLP
125 Broad Street
New York, New York 10004
	Attention:	H. Rodgin Cohen
Mitchell S. Eitel
	Facsimile:	******
	Email:	******

or to such other address as any Party hereto shall notify the other Parties hereto (as provided above) from time to time.
10.6 Governing Law; Jurisdiction.
(a) This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to any applicable conflicts of law principles.
(b) Each Party agrees that it will bring any action or proceeding in respect of any claim arising out of or related to this Agreement or the transactions contemplated by this Agreement exclusively in the Court of Chancery of the State of Delaware and any state appellate court therefrom within the State of Delaware or, if the Court of Chancery of the State of Delaware declines to accept jurisdiction over a particular matter, in any federal or state court of competent jurisdiction located in the State of Delaware (the “Chosen Courts”), and, solely in connection with claims arising under this Agreement or the transactions that are the subject of this Agreement, (i) irrevocably submits to the exclusive jurisdiction of the Chosen Courts, (ii) waives any objection to laying venue in any such action or proceeding in the Chosen Courts, (iii) waives any objection that the Chosen Courts are an inconvenient forum or do not have jurisdiction over any Party and (iv) agrees that service of process upon such Party in any such action or proceeding will be effective if notice is given in accordance with Section 10.5.
10.7 Waiver of Jury Trial. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE EXTENT PERMITTED BY LAW AT THE TIME OF INSTITUTION OF THE APPLICABLE LITIGATION, ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT

OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT: (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (III) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (IV) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 10.7.
10.8 Interpretation. The headings herein are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. The Parties hereto have participated jointly in the negotiation and drafting of this Agreement and, in the event that an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as jointly drafted by the Parties hereto and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement.
10.9 Entire Agreement; No Other Representations. This Agreement (including the documents and instruments referred to in this Agreement), the Registration Rights Agreement and the Merger Agreement constitute the entire agreement, and supersede all other prior and contemporaneous agreements, understandings, undertakings, arrangements, representations and warranties, both written and oral, among the Parties with respect to the subject matter hereof.
10.10 Severability. Whenever possible, each provision or portion of any provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision or portion of any provision in such jurisdiction, and this Agreement shall be reformed, construed and enforced in such jurisdiction such that the invalid, illegal or unenforceable provision or portion thereof shall be interpreted to be only so broad as is enforceable.
10.11 Expenses. Regardless of whether the transactions provided for in this Agreement or the Merger Agreement are consummated, all expenses incurred in connection with this Agreement and the transactions contemplated by this Agreement shall be paid by the Party incurring such expenses.
10.12 Counterparts. This Agreement may be executed in counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the Parties and delivered to the other Parties, it being understood that all Parties need not sign the same counterpart.
10.13 Delivery by Facsimile or Electronic Transmission. This Agreement and any signed agreement or instrument entered into in connection with this Agreement, and any amendments or waivers hereto or thereto, to the extent signed and delivered by means of a facsimile machine or by e-mail delivery of a “.pdf” format data file, shall be treated in all manner and respects as an original agreement or instrument and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. No Party hereto or to any such agreement or instrument shall raise the use of a facsimile machine or e-mail delivery of a “.pdf” format data file to deliver a signature to this Agreement or any amendment to this Agreement or the fact that any signature or agreement or instrument was transmitted or communicated through the use of a facsimile machine or e-mail delivery of a “.pdf” format data file as a defense to the formation of a contract and each Party forever waives any such defense.
10.14 Confidential Supervisory Information. Notwithstanding any other provision of this Agreement, no disclosure, representation or warranty shall be made (or other action taken) pursuant to this Agreement that would involve the disclosure of Confidential Supervisory Information by any Party to this Agreement to the extent prohibited by applicable law. To the extent legally permissible, appropriate substitute disclosures or actions shall be made or taken under circumstances in which the limitations of the preceding sentence apply.
[Signature page follows]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed as of the date first above written.

HOMESTREET, INC.

By:
Name: [•]
Title: [•]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed as of the date first above written.

[•]

By:
Name: [•]
Title: [•]

Schedule 1

Holder	Shares of Company Common Stock	Notice Information
[•]	[•]	[•]

Exhibit A
FINAL FORM
FORM OF

FOURTH AMENDED AND RESTATED ARTICLES OF INCORPORATION
OF
MECHANICS BANCORP

ARTICLE 1. NAME
The name of the corporation is Mechanics Bancorp (the “corporation”).
ARTICLE 2. STOCK, VOTING RIGHTS
2.1 AUTHORIZED SHARES. The corporation shall have authority to issue 1,900,000,000 shares of common stock and 120,000 shares of preferred stock. The shares of common stock shall consist of and be divided into two classes, 1,897,500,000 shares of which shall be designated Class A Common Stock having no par value (“Class A Common Stock”) and 2,500,000 shares of which shall be designated Class B Common Stock having no par value (“Class B Common Stock”). For the avoidance of doubt, the shares of common stock authorized by the Third Amended and Restated Articles of Incorporation, dated as of July 25, 2019, are the “Class A Common Stock.”
2.1.1. Rights of Common Shares. Except as expressly provided in this Article 2, the rights, preferences, limitations and voting powers of the Class A Common Stock and Class B Common Stock shall be in all respects and for all purposes and in all circumstances absolutely and completely identical; provided, if the corporation shall in any manner split, subdivide or combine the outstanding shares of Class A Common Stock or Class B Common Stock, the outstanding shares of the other class shall likewise be split, subdivided or combined in the same manner proportionately and on the same basis per share; provided, further, that, without otherwise limiting the rights of the corporation to issue a share dividend or distribution on the Class A Common Stock or Class B Common Stock that is payable in another class or series under 23B.06.230 of the Revised Code of Washington (“RCW”), no dividend or distribution shall be declared on the Class B Common Stock that is payable in shares of Class A Common Stock, and no dividend or distribution shall be declared on the Class A Common Stock that is payable in shares of Class B Common Stock, but instead, in the case of a stock dividend or distribution that is declared on the common stock, such dividend or distribution shall be received in like stock (or in such other form as the Board of Directors of the corporation may determine in accordance with applicable law), with record holders of Class A Common Stock receiving Class A Common Stock, and record holders of Class B Common Stock receiving a number of shares of Class B Common Stock equal to the inverse of the Deemed Conversion Ratio for each share of Class A Common Stock issued by dividend or distribution to record holders of Class A Common Stock (and if such event, or any other adjustment under these Articles of Incorporation, results in the issuance of a fractional share of Class B Common Stock, the holder of any such fractional share shall be entitled to exercise the rights of a shareholder with respect to such fractional share in accordance with applicable law). The “Deemed Conversion Ratio” shall be ten (10) shares of Class A Common Stock per share of Class B Common Stock (and the inverse of the Deemed Conversion Ratio shall be one-tenth (1/10)), in each case as adjusted, if appropriate, for any stock split, subdivision or combination in accordance with these Articles of Incorporation. Without limiting the foregoing:
(a) each share of common stock held as of the applicable record date on any matter that is submitted to a vote of the shareholders of the corporation (including, without limitation, any matter voted on at a shareholders’ meeting or by written consent) shall be entitled to one vote per share and shall vote as a single voting group except as required by applicable law or as expressly provided herein; provided that the holders of each outstanding class or series of shares of the corporation (other than as may be fixed or determined with respect to any series of preferred stock) shall not be entitled to vote as a separate voting group (i) on any amendment to the Articles of Incorporation with respect to which such class or series would otherwise be entitled under RCW 23B.10.040(1)(a) to vote as a separate voting group (or RCW 23B.10.040(1)(e) or (f) with respect to the creation of, or amendment of rights with respect to, preferred stock) if a vote would be required, or (ii) on any plan of merger, share exchange or any other corporate action with respect to which such class or series would otherwise be entitled under RCW 23B.11A.041(1)(a)(i) or (b) to vote as a separate voting group;

(b) subject to the provisos in Section 2.1.1, each share of common stock shall share equally and ratably in such dividends or distribution (whether payable in cash or otherwise) as the Board of Directors of the corporation (the “Board of Directors”) may from time to time declare on the common stock; provided that, in the event of such a dividend or distribution of cash or property (other than property that is Class B Common Stock), each share of Class B Common Stock shall be treated, solely for purposes of calculating the economic rights of such share and without there being any actual conversion of shares, as if each such share were converted, as of the record date of such dividend or distribution, into a number of shares of Class A Common Stock equal to the Deemed Conversion Ratio;
(c) in the event of a winding-up or dissolution of the corporation (whether voluntary or involuntary or for the purpose of an amalgamation, a reorganization, or otherwise) or upon any distribution of capital, each share of common stock shall be entitled to share equally and ratably in the surplus assets of the corporation, if any, remaining after the liquidation preference of any issued and outstanding shares ranking ahead of the common stock; provided that, in the event of such a winding-up or dissolution, each share of Class B Common Stock shall be treated, solely for purposes of calculating the economic rights of such share and without there being any actual conversion of shares, as if each such share were converted into a number of shares of Class A Common Stock equal to the Deemed Conversion Ratio; and
(d) subject to the provisos in Section 2.1.1, in the event of a merger or consolidation (other than any merger or consolidation in which the Class A Common Stock and Class B Common Stock are treated equally except that each receives securities that mirror the rights and other attributes applicable to each under these Articles of Incorporation other than in an immaterial respect) in which the Class A Common Stock is converted into shares, other securities, interests, obligations, rights to acquire shares, other securities or interests, cash, other property, or any combination of the foregoing, each share of Class B Common Stock shall be treated, solely for purposes of calculating the economic rights of such share and without there being any actual conversion of shares, as if each such share were converted into a number of shares of Class A Common Stock equal to the Deemed Conversion Ratio immediately prior to the merger or consolidation.
2.1.2. Conversion of Class B Common Stock into Class A Common Stock. Notwithstanding anything herein to the contrary, shares of Class B Common Stock shall not be convertible into shares of Class A Common Stock or any other class or series of voting securities (as the term is defined for purposes of the BHCA (as defined below)) of the corporation, except that each share of Class B Common Stock shall convert upon (but not before) the transfer thereof in a Permitted Regulatory Transfer (as defined below), with each share of Class B Common Stock converting automatically, without action by any holder or transferee of such shares, into a number of shares of fully paid and nonassessable shares of Class A Common Stock equal to the Deemed Conversion Ratio. Such conversion shall take effect simultaneously with the applicable Permitted Regulatory Transfer.
2.1.3. Mechanics of Conversion. Each holder of Class B Common Stock shall give prompt notice to the corporation of any Permitted Regulatory Transfer. After any Permitted Regulatory Transfer, the new holder of the shares of Class A Common Stock so converted shall present to the corporation such evidence of transfer as the corporation may reasonably request. The corporation may, from time to time, establish such policies and procedures relating to the administration of the dual class structure of the Class A Common Stock and Class B Common Stock, including, without limitation, the issuance of stock certificates or procedures with respect to book entry systems, as it deems necessary or advisable. The corporation may request that holders of shares of Class B Common Stock furnish affidavits, certificates or other proof to the corporation as it deems necessary to verify the ownership of Class B Common Stock and to confirm that a conversion of Class B Common Stock has not occurred. The corporation shall at all times reserve and keep available out of its authorized but unissued shares of Class A Common Stock, solely for the purpose of effecting the conversion of the shares of Class B Common Stock, such number of its shares of Class A Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of Class B Common Stock into shares of Class A Common Stock. If required by the corporation, any certificates surrendered for conversion shall be endorsed or accompanied by a written instrument or instruments of transfer, in form satisfactory to the corporation, duly executed by the registered holder or his, her or its attorney duly authorized in writing. At no time may any share of Class B Common Stock be converted at the option of the holder thereof.

2.1.4. Taxes Upon Conversion. The issuance of shares of Class A Common Stock upon conversion of shares of Class B Common Stock shall be made without charge for any stamp or other similar tax in respect of such issuance; provided that the holder effecting the applicable Permitted Regulatory Transfer shall pay or cause to be paid to the corporation the amount of any tax which may be payable in respect of any transfer involved in such issuance, or shall establish to the satisfaction of the corporation that such tax has been paid.
2.1.5. Treatment of Holders. Upon any conversion of shares of Class B Common Stock to Class A Common Stock, the person, persons, entity or entities entitled to receive the shares of Class A Common Stock upon such conversion shall be treated for all purposes as having become the holders of such shares of Class A Common Stock. When shares of Class B Common Stock have been converted into Class A Common Stock pursuant to this Article 2, they shall automatically be deemed authorized but unissued shares of Class B Common Stock, and shall cease to be outstanding, and dividends and distributions on such shares of Class B Common Stock shall cease to accrue or be due and all rights in respect of such shares shall terminate, other than (a) the right to receive, upon compliance with Section 2.1.3, appropriate evidence of the shares of Class A Common Stock into which such shares of Class B Common Stock have been converted and (b) on the appropriate payment date after the date of conversion, the amount of all dividends or other distributions payable with respect to such shares of Class B Common Stock with a record date prior to the date of conversion and a payment date subsequent to the date of conversion.
2.1.6. Class B Common Stock Protective Rights. Any amendment of or to the Articles of Incorporation that adversely affects the rights, preferences or powers of the Class B Common Stock, including in connection with or as a result of any merger, share exchange, consolidation, recapitalization, restructuring or other reorganization (other than any merger or consolidation or similar transaction in which (i) the Class A Common Stock and Class B Common Stock are treated equally except that each receives securities that mirror the rights and other attributes applicable to each under these Articles of Incorporation other than in an immaterial respect or (ii) the Class A Common Stock is converted into shares, other securities, interests, obligations, rights to acquire shares, other securities or interests, cash, other property, or any combination of the foregoing, and each share of Class B Common Stock is treated for purposes of calculating the economic rights of such share as if each such share were converted into a number of shares of Class A Common Stock equal to the Deemed Conversion Ratio immediately prior to the merger or consolidation or similar transaction), may only be completed if it has been approved by the affirmative vote of a majority of all of the votes entitled to be cast by holders of the shares of Class B Common Stock, voting as a separate voting group (in addition to any other required vote).
2.1.7. Definitions. As used in these Fourth Amended and Restated Articles of Incorporation (the “Articles of Incorporation”), the following terms have the meanings set forth below:
(a) “BHCA” means the Bank Holding Company Act of 1956, as amended and as interpreted and implemented by the Board of Governors of the Federal Reserve System, whether pursuant to regulation, interpretation or otherwise.
(b) “BHC Affiliate” means the affiliate of a holder of shares of Class B Common Stock, as “affiliate” is defined under the BHCA.
(c) “Permitted Regulatory Transfer” means (1) a transfer that is part of a widespread public distribution (including assignment to a single party (e.g., broker or investment banker) for the purposes of conducting a widespread public distribution); (2) a transfer to the corporation; (3) a transfer in which no transferee (or group of associated transferees) would acquire Class A Common Stock and/or Class B Common Stock in an amount that, after the conversion of such Class B Common Stock into Class A Common Stock, is (or represents) two percent (2%) or more of the outstanding securities of any class of voting securities (as such term is defined and such percentage is calculated for purposes of the BHCA) of the corporation; or (4) a transfer to a person or entity that would control greater than fifty percent (50%) of every class of voting securities (as such term is defined and such percentage is calculated for purposes of the BHCA) of the corporation (with the Class A Common Stock and Class B Common Stock being deemed a single class for purposes of this clause (4)), without any transfer from the transferor, excluding, in each case of clauses (1) through (4) a transfer by a holder of shares of Class B Common Stock to a person that is a BHC Affiliate.

2.2 PREFERRED STOCK. Shares of preferred stock may be issued from time to time in one or more series. The Board of Directors is hereby authorized to fix the designations and powers, preferences and relative participating, optional or other rights, if any, and qualifications, limitations or other restrictions thereof, including, without limitation, the dividend rate (and whether dividends are cumulative), conversion rights, if any, voting rights and terms of redemption (including sinking fund provisions, if any), redemption price and liquidation preferences of any wholly unissued series of preferred stock and the number of shares constituting any such series and the designation thereof, or any of them, and to increase or decrease the number of shares of any series subsequent to the issue of shares of that series, but not below the number of shares of such series then outstanding.
2.3 PREEMPTIVE RIGHTS. Shareholders of the corporation shall not have preemptive rights to acquire additional shares issued by the corporation.
2.4 CUMULATIVE VOTING. The right to cumulate votes in the election of directors shall not exist with respect to shares of stock of the corporation.
ARTICLE 3. DIRECTORS
3.1 DESIGNATION. The number of directors of the corporation shall be fixed by the Bylaws and may be increased or decreased from time to time in the manner specified therein.
3.2 LIMITATION ON LIABILITY. To the fullest extent that the Washington Business Corporation Act permits the elimination or limitation of liability of directors pursuant to RCW 23B.08.320, as it or its successor statute may be amended from time to time, a director of the corporation shall not be liable to the corporation or its shareholders for monetary damages for conduct as a director.
3.3 DIRECTOR TERMS. Each director standing for election shall be elected annually for a one-year term expiring at the next succeeding annual meeting of shareholders and until his or her respective successor has been duly elected and qualified.
ARTICLE 4. BYLAWS
The Bylaws of the corporation may be amended or repealed, and new Bylaws may be adopted, either:
4.1.1. by the shareholders at an annual or special meeting, provided that notice of the meeting includes a description of the proposed change to the Bylaws; or
4.1.2. by the Board of Directors, except to the extent such power is reserved to the shareholders by law, or unless the shareholders, in amending, or repealing a particular bylaw, provide expressly that the Board of Directors may not amend or repeal that bylaw.
ARTICLE 5. MAJOR CORPORATE CHANGES
Except as otherwise set forth in Article 2, if a vote of the shareholders is required to authorize any of the following matters, such matter must be approved by the affirmative vote of a majority of all the votes entitled to be cast on such matter and, to the degree a separate vote of a voting group is entitled by law to approve the matter, unless otherwise expressly provided herein, the majority of all the votes entitled be cast by such voting group on such matter of the corporation:
5.1.1. Amendment of the Articles of Incorporation (including as set forth in RCW 23B.10.030(5)(a)(i));
5.1.2. The adoption of a plan of merger or share exchange (including as set forth in RCW 23B.11A.040(5)(a)(i));
5.1.3. The sale, lease, exchange or other disposition of all or substantially all of the property of the corporation, other than in the usual and regular course of business (including as set forth in RCW 23B.12.020(8)(a)(i)); and
5.1.4. Dissolution of the corporation (including as set forth in RCW 23B.14.020(5)).
ARTICLE 6. SHAREHOLDER ACTION WITHOUT A MEETING
6.1 PERMITTED. Action required or permitted to be taken at a meeting of the shareholders of the corporation may be taken without a meeting or a vote if such action is evidenced by one or more written consents describing the action taken and signed by shareholders holding of record or otherwise entitled to vote in the aggregate not less than the minimum number of votes that would be necessary to authorize such action at a meeting at which all shares entitled to vote on the action were present and voted. Every written consent shall bear the date of signature of each shareholder who signs the consent. A written consent is not effective to take the action referred to in the consent unless, within sixty (60) days of the earliest dated consent delivered to the corporation, written consents signed by a sufficient number of shareholders to take action are delivered to the corporation.
6.2 NOTICE. Notice of any action taken or to be taken without a meeting by less than a unanimous written consent of all shareholders entitled to vote on the action must be given at least ten (10) days before the date on which the action becomes effective, to all shareholders entitled to vote on the action who have not consented in writing. The notice shall be in writing, and shall contain or be accompanied by the same material that would have been required to be sent with notice of a meeting at which the proposed action would have been submitted for shareholder action.
6.3 WITHDRAWAL. A shareholder may withdraw consent only by delivering a written notice of withdrawal to the corporation prior to the time when consents sufficient to authorize taking the action have been delivered to the corporation.
6.4 EFFECTIVE DATE. Unless the written shareholder consent specifies a later effective date, action taken under this Article 6 is effective when both: (a) consents sufficient to authorize taking the action have been delivered to the corporation, and (b) the notice requirement under Section 6.2, if applicable, has been satisfied.
ARTICLE 7. INDEMNIFICATION
7.1 INDEMNITEE. The term “Indemnitee” used in this Article 7 shall mean any person who was or is threatened to be made a party to or is otherwise involved (including, without limitation, as a witness) in any actual or threatened action, suit, or proceeding, whether civil, criminal, administrative, or investigative, by reason of the fact that he or she is or was a director or officer of the corporation or, being or having been a director or officer, he or she is or was serving at the request of the corporation as a director, trustee, officer, employee, or agent of another corporation or a partnership, joint venture, trust, or other enterprise, including service with respect to employee benefit plans, whether the basis of such proceeding is alleged action in an official capacity as a director, trustee, officer, employee, or agent or in any other capacity while serving as director, trustee, officer, employee, or agent.
7.2 RIGHT TO INDEMNIFICATION.
7.2.1. Scope. Each Indemnitee shall be indemnified and held harmless by the corporation, to the full extent permitted by applicable law as then in effect, against all expenses, liability, and loss (including attorneys’ fees, judgments, fines, penalties, and amounts to be paid in settlement) actually and reasonably incurred or suffered by such person in connection therewith. Except as provided in Section 7.2.2(b) below, the determination otherwise required by RCW 23B.08.550 shall not be required in connection with indemnification pursuant to this Section 7.2.1.
7.2.2. Exceptions.
(a) Such right of indemnification shall not exist where the act or omission of the Indemnitee involves (i) intentional misconduct or a knowing violation of the law, (ii) a violation of RCW 23B.08.310 (as now in effect or as it may hereafter be amended), or (iii) any transaction in which the Indemnitee received or will receive a benefit in money, property, or services to which he or she is not legally entitled.
(b) Such right of indemnification shall also not exist where the act or omission of the Indemnitee involves recklessness, unless the corporation elects by resolution of its shareholders to provide such indemnification pursuant to RCW 23B.08.550(2)(d) (as now in effect or as it may hereafter be amended).
7.2.3. Continuation After Separation. Such right of indemnification shall continue as to a person who has ceased to be a director, trustee, officer, employee, or agent and shall inure to the benefit of his or her heirs, executors, and administrators.
7.2.4. Proceeding by Indemnitee. Except as provided in Section 7.3, such right of indemnification shall not exist where the Indemnitee seeks indemnification in connection with a proceeding (or part thereof) initiated by such Indemnitee unless such proceeding (or part thereof) was authorized by the Board of Directors prior to its initiation.
7.2.5. Contract Right, Expenses. The right of indemnification conferred in this Section 7.2 shall be a contract right and shall include the right to have the corporation pay the expenses incurred in defending any such proceeding in advance of its final disposition; provided, however, that the payment of such expenses in advance of the final disposition of a proceeding shall be made only upon delivery to the corporation of an undertaking, by or on behalf of the Indemnitee, to repay all amounts so advanced if it shall ultimately be determined that the Indemnitee is not entitled to be Indemnified under this Section 7.2 or otherwise.
7.3 RIGHT OF CLAIMANT TO BRING SUIT. If a claim under Section 7.2 is not paid in full by the corporation within sixty (60) days after a written claim has been received by the corporation, except in the case of a claim for expenses incurred in defending a proceeding, in advance of its final disposition, in which case the applicable period shall be twenty (20) days, the claimant may at any time thereafter bring suit against the corporation to recover the unpaid amount of the claim and, to the extent successful in whole or in part, the claimant shall also be entitled to reimbursement for the expenses of prosecuting such claim. The claimant shall be presumed to be entitled to indemnification under this Article 7 upon submission of a written claim (and, in an action brought to enforce a claim for expenses incurred in defending any proceeding, in advance of its final disposition, where the required undertaking has been tendered to the corporation), and thereafter the corporation shall have the burden of proving by a preponderance of the evidence that the claimant is not so entitled. Neither the failure of the corporation (including the Board of Directors, independent legal counsel, or its shareholders) to have made a determination prior to the commencement of such action that indemnification of or reimbursement or advancement of expenses to the claimant is proper in the circumstances nor an actual determination by the corporation (including the Board of Directors, independent legal counsel, or its shareholders) that the claimant is not entitled to indemnification or to the reimbursement or advancement of expenses shall be a defense to the action or create a presumption that the claimant is not so entitled.
7.4 NONEXCLUSIVITY OF RIGHTS. The right to indemnification and the payment of expenses incurred in defending a proceeding in advance of its final disposition conferred in this Article 7 shall not be exclusive of any other right which any person may have or hereafter acquire under any statute, provision of the Articles of Incorporation, Bylaws, agreement, vote or consent of shareholders or disinterested directors, or otherwise.
7.5 INSURANCE, CONTRACT, AND FUNDING. The corporation may maintain insurance at its own expense to protect itself and any Indemnitee against any expense, liability, or loss against which the corporation has the power to indemnify pursuant to this Article 7. In addition, the corporation may maintain insurance against such expense, liability, or loss whether or not the corporation would have the power to provide indemnification under the Washington Business Corporation Act. The corporation may, without further shareholder action, enter into contracts with any director or officer of the corporation in furtherance of the provision is of this Article 7 and may create trust funds, grant security interests in corporate assets, provide letters of credit, and use such other means as the corporation deems necessary or appropriate to ensure that indemnification is provided under this Article 7.
7.6 INDEMNIFICATION OF EMPLOYEES AND AGENTS OF THE CORPORATION. The corporation may, by action of the Board from time to time, provide indemnification and pay expenses in advance of the final disposition of a proceeding to or on behalf of employees and agents of the corporation with the same scope and effect as the provisions of this Article 7 with respect to the indemnification and advancement of expenses of directors and officers of the corporation or pursuant to rights granted pursuant to, or provided by, the Washington Business Corporation Act or otherwise.
ARTICLE 8. REGISTERED OFFICE AND AGENT
8.1 OFFICE AND AGENT. The name of the initial registered agent of the corporation and the address of its initial registered office are as follows: [•].

IN WITNESS WHEREOF, the corporation has caused these Amended and Restated Articles of Incorporation to be executed this [•] day of [•], [•].

[•]

CERTIFICATE REGARDING
FOURTH AMENDED AND RESTATED ARTICLES OF INCORPORATION
OF MECHANICS BANCORP
Pursuant to the provisions of Section 23B.10.060 and 23B.10.070 of the Washington Business Corporation Act, the undersigned, who is the duly elected, qualified, and acting [•] of Mechanics Bancorp, a Washington corporation (the “Corporation”), hereby certifies that:
1.	The name of the Corporation is Mechanics Bancorp, a Washington corporation.
2.
The Third Restated Articles of Incorporation of HomeStreet, Inc. filed on July 25, 2019 are amended and restated in their entirety and replaced with the Fourth Amended and Restated Articles of Incorporation of the Corporation as set forth hereto (the “Fourth Amended and Restated Articles”).

3.
The Fourth Amended and Restated Articles were duly approved by the Board of Directors of the Corporation on [•] and by the shareholders of the Corporation in accordance with the provisions of RCW 23B.10.030 and 23B.10.040 on [•].

4.	These Fourth Amended and Restated Articles shall be effective as of [•].
EXECUTED this [•] day of [•], [•].

[•]
[•]

[•]

Exhibit B
FINAL FORM
Form of

Action by Written Consent of Shareholders

of

MECHANICS BANK

[Date]
Pursuant to Section 603 of the Corporations Code of the State of California
The undersigned (the “Consenting Holders”), being holders of issued and outstanding shares of the common stock, par value $50 per share (the “Common Stock”, which shares of Common Stock are set forth on Annex A), of Mechanics Bank, a California corporation (the “Corporation”), in accordance with Section 603 of the California Corporations Code (the “CCC”), as amended, and Section 2.11 of the Bylaws of the Corporation, hereby irrevocably consent in writing to the following actions in lieu of a meeting of the shareholders of the Corporation (the “Shareholders”), with the same force and effect as if taken at a duly convened meeting of the Shareholders:
Shareholder Approval
WHEREAS, the Board of Directors of the Corporation (the “Board”) has (a) approved and declared advisable that certain Agreement and Plan of Merger, dated as of March 28, 2025 (the “Merger Agreement”), by and among the Corporation, HomeStreet, Inc., a Washington corporation (“Parent”), and HomeStreet Bank, a Washington state-chartered commercial bank and a direct and wholly owned subsidiary of Parent (“Parent Bank”), a copy of which has been provided to the undersigned Consenting Holders and is attached hereto as Annex B (capitalized terms used but not defined herein shall have the meanings set forth in the Merger Agreement), and the transactions contemplated thereby, including the Merger (collectively, the “Transactions”), on the terms and subject to the conditions set forth in the Merger Agreement, (b) determined that the Merger Agreement and the consummation of the Transactions are advisable and in the best interests of the Corporation and its Shareholders, (c) approved the execution, delivery and performance by the Corporation of the Merger Agreement and the consummation of the Transactions, (d) recommended that the Shareholders approve the Merger Agreement and the Transactions (including the Merger), and the principal terms thereof, and (e) directed that the Merger Agreement be submitted to its Shareholders for approval;
WHEREAS, the Merger Agreement provides for the Merger of Parent Bank with and into the Corporation, whereby the separate corporate existence of Parent Bank will cease and the Corporation will continue as the surviving corporation after the Merger, as a banking corporation incorporated under the laws of the State of California;
WHEREAS, the S-4 has been filed by Parent with the U.S. Securities and Exchange Commission in connection with the registration under the Securities Act of the Parent Common Stock to be issued in the Merger, which S-4 contains the Proxy Statement of Parent and the Consent Solicitation Statement, and has become effective;
WHEREAS, the Board seeks this written consent of the Shareholders (“Written Consent”), in lieu of a meeting of the Shareholders, to approve the Merger Agreement and the Transactions (including the Merger);
WHEREAS, pursuant to Section 1201 and Section 152 of the CCC, the principal terms of the Merger must be approved by the affirmative vote or the execution and delivery of a written consent of the holders of a majority of the outstanding shares of the Common Stock entitled to vote thereon; and
WHEREAS, pursuant to Section 603 of the CCC and Section 2.11 of the Bylaws of the Corporation, the Shareholders may act by written consent;
NOW, THEREFORE, BE IT:
RESOLVED, that the Consenting Holders hereby approve the Merger Agreement, as executed on March 28, 2025, and the Transactions (including the Merger) contemplated thereby, and the principal terms thereof, in accordance with Sections 152, 603 and 1201 and any other applicable provisions of the CCC;

FURTHER, RESOLVED, that each officer of the Corporation be, and hereby is, authorized to prepare, negotiate, file, execute, verify, acknowledge and deliver any and all notices, certificates, amendments, agreements, instruments and other documents and perform and do or cause to be performed or done any and all such acts or things as such officers or any of them may deem advisable to effectuate or carry out the provisions of the Merger Agreement, the Transactions contemplated thereby and the purposes of the foregoing resolutions.
FURTHER RESOLVED, that signatures to this Written Consent transmitted by facsimile or by electronic mail in .pdf form or by any other means of electronic transmission shall be deemed original signatures for all purposes, and such execution and transmission shall be considered valid, binding and effective for all purposes.
This Written Consent shall be effective as of the execution and delivery of this Written Consent in accordance with the terms of the Merger Agreement and shall be filed with the corporate records of the Corporation. To the extent permissible under applicable law, each Consenting Holder hereby waives any and all notice requirements applicable to, or triggered by, the Merger Agreement and the Transactions under applicable law or that are contained in (a) the Restated Articles of Incorporation of the Corporation, (b) the Bylaws of the Corporation or (c) any agreement between the Corporation and such Consenting Holder or under applicable law.
[Signature page follows]

IN WITNESS WHEREOF, the undersigned has executed this Written Consent on the date set forth below.

[CONSENTING HOLDER]

By:
Name:
Title:

Date:

Annex A
Consenting Holder Shares

Shares of Common Stock
[•]

Annex B
Merger Agreement

Exhibit B
Form of Parent Articles Amendment

FORM OF
FOURTH AMENDED AND RESTATED ARTICLES OF INCORPORATION
OF
MECHANICS BANCORP

ARTICLE 1. NAME
The name of the corporation is Mechanics Bancorp (the “corporation”).
ARTICLE 2. STOCK, VOTING RIGHTS
2.1 AUTHORIZED SHARES. The corporation shall have authority to issue 1,900,000,000 shares of common stock and 120,000 shares of preferred stock. The shares of common stock shall consist of and be divided into two classes, 1,897,500,000 shares of which shall be designated Class A Common Stock having no par value (“Class A Common Stock”) and 2,500,000 shares of which shall be designated Class B Common Stock having no par value (“Class B Common Stock”). For the avoidance of doubt, the shares of common stock authorized by the Third Amended and Restated Articles of Incorporation, dated as of July 25, 2019, are the “Class A Common Stock.”
2.1.1. Rights of Common Shares. Except as expressly provided in this Article 2, the rights, preferences, limitations and voting powers of the Class A Common Stock and Class B Common Stock shall be in all respects and for all purposes and in all circumstances absolutely and completely identical; provided, if the corporation shall in any manner split, subdivide or combine the outstanding shares of Class A Common Stock or Class B Common Stock, the outstanding shares of the other class shall likewise be split, subdivided or combined in the same manner proportionately and on the same basis per share; provided, further, that, without otherwise limiting the rights of the corporation to issue a share dividend or distribution on the Class A Common Stock or Class B Common Stock that is payable in another class or series under 23B.06.230 of the Revised Code of Washington (“RCW”), no dividend or distribution shall be declared on the Class B Common Stock that is payable in shares of Class A Common Stock, and no dividend or distribution shall be declared on the Class A Common Stock that is payable in shares of Class B Common Stock, but instead, in the case of a stock dividend or distribution that is declared on the common stock, such dividend or distribution shall be received in like stock (or in such other form as the Board of Directors of the corporation may determine in accordance with applicable law), with record holders of Class A Common Stock receiving Class A Common Stock, and record holders of Class B Common Stock receiving a number of shares of Class B Common Stock equal to the inverse of the Deemed Conversion Ratio for each share of Class A Common Stock issued by dividend or distribution to record holders of Class A Common Stock (and if such event, or any other adjustment under these Articles of Incorporation, results in the issuance of a fractional share of Class B Common Stock, the holder of any such fractional share shall be entitled to exercise the rights of a shareholder with respect to such fractional share in accordance with applicable law). The “Deemed Conversion Ratio” shall be ten (10) shares of Class A Common Stock per share of Class B Common Stock (and the inverse of the Deemed Conversion Ratio shall be one-tenth (1/10)), in each case as adjusted, if appropriate, for any stock split, subdivision or combination in accordance with these Articles of Incorporation. Without limiting the foregoing:
(a) each share of common stock held as of the applicable record date on any matter that is submitted to a vote of the shareholders of the corporation (including, without limitation, any matter voted on at a shareholders’ meeting or by written consent) shall be entitled to one vote per share and shall vote as a single voting group except as required by applicable law or as expressly provided herein; provided that the holders of each outstanding class or series of shares of the corporation (other than as may be fixed or determined with respect to any series of preferred stock) shall not be entitled to vote as a separate voting group (i) on any amendment to the Articles of Incorporation with respect to which such class or series would otherwise be entitled under RCW 23B.10.040(1)(a) to vote as a separate voting group (or RCW 23B.10.040(1)(e) or (f) with respect to the creation of, or amendment of rights with respect to, preferred stock) if a vote would be required, or (ii) on any plan of merger, share exchange or any other corporate action with respect to which such class or series would otherwise be entitled under RCW 23B.11A.041(1)(a)(i) or (b) to vote as a separate voting group;
(b) subject to the provisos in Section 2.1.1, each share of common stock shall share equally and ratably in such dividends or distribution (whether payable in cash or otherwise) as the Board of Directors of the corporation (the “Board of Directors”) may from time to time declare on the common stock; provided that, in the event of such a dividend or distribution of cash or property (other than property that is Class B Common Stock), each share of Class B Common Stock shall be treated, solely for purposes of calculating the economic rights of such share and without there being any actual conversion of shares, as if each such share were converted, as of the record date of such dividend or distribution, into a number of shares of Class A Common Stock equal to the Deemed Conversion Ratio;
(c) in the event of a winding-up or dissolution of the corporation (whether voluntary or involuntary or for the purpose of an amalgamation, a reorganization, or otherwise) or upon any distribution of capital, each share of common stock shall be entitled to share equally and ratably in the surplus assets of the corporation, if any, remaining after the liquidation preference of any issued and outstanding shares ranking ahead of the common stock; provided that, in the event of such a winding-up or dissolution, each share of Class B Common Stock shall be treated, solely for purposes of calculating the economic rights of such share and without there being any actual conversion of shares, as if each such share were converted into a number of shares of Class A Common Stock equal to the Deemed Conversion Ratio; and
(d) subject to the provisos in Section 2.1.1, in the event of a merger or consolidation (other than any merger or consolidation in which the Class A Common Stock and Class B Common Stock are treated equally except that each receives securities that mirror the rights and other attributes applicable to each under these Articles of Incorporation other than in an immaterial respect) in which the Class A Common Stock is converted into shares, other securities, interests, obligations, rights to acquire shares, other securities or interests, cash, other property, or any combination of the foregoing, each share of Class B Common Stock shall be treated, solely for purposes of calculating the economic rights of such share and without there being any actual conversion of shares, as if each such share were converted into a number of shares of Class A Common Stock equal to the Deemed Conversion Ratio immediately prior to the merger or consolidation.
2.1.2. Conversion of Class B Common Stock into Class A Common Stock. Notwithstanding anything herein to the contrary, shares of Class B Common Stock shall not be convertible into shares of Class A Common Stock or any other class or series of voting securities (as the term is defined for purposes of the BHCA (as defined below)) of the corporation, except that each share of Class B Common Stock shall convert upon (but not before) the transfer thereof in a Permitted Regulatory Transfer (as defined below), with each share of Class B Common Stock converting automatically, without action by any holder or transferee of such shares, into a number of shares of fully paid and nonassessable shares of Class A Common Stock equal to the Deemed Conversion Ratio. Such conversion shall take effect simultaneously with the applicable Permitted Regulatory Transfer.
2.1.3. Mechanics of Conversion. Each holder of Class B Common Stock shall give prompt notice to the corporation of any Permitted Regulatory Transfer. After any Permitted Regulatory Transfer, the new holder of the shares of Class A Common Stock so converted shall present to the corporation such evidence of transfer as the corporation may reasonably request. The corporation may, from time to time, establish such policies and procedures relating to the administration of the dual class structure of the Class A Common Stock and Class B Common Stock, including, without limitation, the issuance of stock certificates or procedures with respect to book entry systems, as it deems necessary or advisable. The corporation may request that holders of shares of Class B Common Stock furnish affidavits, certificates or other proof to the corporation as it deems necessary to verify the ownership of Class B Common Stock and to confirm that a conversion of Class B Common Stock has not occurred. The corporation shall at all times reserve and keep available out of its authorized but unissued shares of Class A Common Stock, solely for the purpose of effecting the conversion of the shares of Class B Common Stock, such number of its shares of Class A Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of Class B Common Stock into shares of Class A Common Stock. If required by the corporation, any certificates surrendered for conversion shall be endorsed or accompanied by a written instrument or instruments of transfer, in form satisfactory to the corporation, duly executed by the registered holder or his, her or its attorney duly authorized in writing. At no time may any share of Class B Common Stock be converted at the option of the holder thereof.
2.1.4. Taxes Upon Conversion. The issuance of shares of Class A Common Stock upon conversion of shares of Class B Common Stock shall be made without charge for any stamp or other similar tax in respect of such issuance; provided that the holder effecting the applicable Permitted Regulatory Transfer shall pay or cause to be paid to the corporation the amount of any tax which may be payable in respect of any transfer involved in such issuance, or shall establish to the satisfaction of the corporation that such tax has been paid.

2.1.5. Treatment of Holders. Upon any conversion of shares of Class B Common Stock to Class A Common Stock, the person, persons, entity or entities entitled to receive the shares of Class A Common Stock upon such conversion shall be treated for all purposes as having become the holders of such shares of Class A Common Stock. When shares of Class B Common Stock have been converted into Class A Common Stock pursuant to this Article 2, they shall automatically be deemed authorized but unissued shares of Class B Common Stock, and shall cease to be outstanding, and dividends and distributions on such shares of Class B Common Stock shall cease to accrue or be due and all rights in respect of such shares shall terminate, other than (a) the right to receive, upon compliance with Section 2.1.3, appropriate evidence of the shares of Class A Common Stock into which such shares of Class B Common Stock have been converted and (b) on the appropriate payment date after the date of conversion, the amount of all dividends or other distributions payable with respect to such shares of Class B Common Stock with a record date prior to the date of conversion and a payment date subsequent to the date of conversion.
2.1.6. Class B Common Stock Protective Rights. Any amendment of or to the Articles of Incorporation that adversely affects the rights, preferences or powers of the Class B Common Stock, including in connection with or as a result of any merger, share exchange, consolidation, recapitalization, restructuring or other reorganization (other than any merger or consolidation or similar transaction in which (i) the Class A Common Stock and Class B Common Stock are treated equally except that each receives securities that mirror the rights and other attributes applicable to each under these Articles of Incorporation other than in an immaterial respect or (ii) the Class A Common Stock is converted into shares, other securities, interests, obligations, rights to acquire shares, other securities or interests, cash, other property, or any combination of the foregoing, and each share of Class B Common Stock is treated for purposes of calculating the economic rights of such share as if each such share were converted into a number of shares of Class A Common Stock equal to the Deemed Conversion Ratio immediately prior to the merger or consolidation or similar transaction), may only be completed if it has been approved by the affirmative vote of a majority of all of the votes entitled to be cast by holders of the shares of Class B Common Stock, voting as a separate voting group (in addition to any other required vote).
2.1.7. Definitions. As used in these Fourth Amended and Restated Articles of Incorporation (the “Articles of Incorporation”), the following terms have the meanings set forth below:
(a) “BHCA” means the Bank Holding Company Act of 1956, as amended and as interpreted and implemented by the Board of Governors of the Federal Reserve System, whether pursuant to regulation, interpretation or otherwise.
(b) “BHC Affiliate” means the affiliate of a holder of shares of Class B Common Stock, as “affiliate” is defined under the BHCA.
(c) “Permitted Regulatory Transfer” means (1) a transfer that is part of a widespread public distribution (including assignment to a single party (e.g., broker or investment banker) for the purposes of conducting a widespread public distribution); (2) a transfer to the corporation; (3) a transfer in which no transferee (or group of associated transferees) would acquire Class A Common Stock and/or Class B Common Stock in an amount that, after the conversion of such Class B Common Stock into Class A Common Stock, is (or represents) two percent (2%) or more of the outstanding securities of any class of voting securities (as such term is defined and such percentage is calculated for purposes of the BHCA) of the corporation; or (4) a transfer to a person or entity that would control greater than fifty percent (50%) of every class of voting securities (as such term is defined and such percentage is calculated for purposes of the BHCA) of the corporation (with the Class A Common Stock and Class B Common Stock being deemed a single class for purposes of this clause (4)), without any transfer from the transferor, excluding, in each case of clauses (1) through (4) a transfer by a holder of shares of Class B Common Stock to a person that is a BHC Affiliate.
2.2 PREFERRED STOCK. Shares of preferred stock may be issued from time to time in one or more series. The Board of Directors is hereby authorized to fix the designations and powers, preferences and relative participating, optional or other rights, if any, and qualifications, limitations or other restrictions thereof, including, without limitation, the dividend rate (and whether dividends are cumulative), conversion rights, if any, voting rights and terms of redemption (including sinking fund provisions, if any), redemption price and liquidation preferences of any wholly unissued series of preferred stock and the number of shares constituting any such series and the designation thereof, or any of them, and to increase or decrease the number of shares of any series subsequent to the issue of shares of that series, but not below the number of shares of such series then outstanding.
2.3 PREEMPTIVE RIGHTS. Shareholders of the corporation shall not have preemptive rights to acquire additional shares issued by the corporation.
2.4 CUMULATIVE VOTING. The right to cumulate votes in the election of directors shall not exist with respect to shares of stock of the corporation.
ARTICLE 3. DIRECTORS
3.1 DESIGNATION. The number of directors of the corporation shall be fixed by the Bylaws and may be increased or decreased from time to time in the manner specified therein.
3.2 LIMITATION ON LIABILITY. To the fullest extent that the Washington Business Corporation Act permits the elimination or limitation of liability of directors pursuant to RCW 23B.08.320, as it or its successor statute may be amended from time to time, a director of the corporation shall not be liable to the corporation or its shareholders for monetary damages for conduct as a director.
3.3 DIRECTOR TERMS. Each director standing for election shall be elected annually for a one-year term expiring at the next succeeding annual meeting of shareholders and until his or her respective successor has been duly elected and qualified.
ARTICLE 4. BYLAWS
The Bylaws of the corporation may be amended or repealed, and new Bylaws may be adopted, either:
4.1.1. by the shareholders at an annual or special meeting, provided that notice of the meeting includes a description of the proposed change to the Bylaws; or
4.1.2. by the Board of Directors, except to the extent such power is reserved to the shareholders by law, or unless the shareholders, in amending, or repealing a particular bylaw, provide expressly that the Board of Directors may not amend or repeal that bylaw.
ARTICLE 5. MAJOR CORPORATE CHANGES
Except as otherwise set forth in Article 2, if a vote of the shareholders is required to authorize any of the following matters, such matter must be approved by the affirmative vote of a majority of all the votes entitled to be cast on such matter and, to the degree a separate vote of a voting group is entitled by law to approve the matter, unless otherwise expressly provided herein, the majority of all the votes entitled be cast by such voting group on such matter of the corporation:
5.1.1. Amendment of the Articles of Incorporation (including as set forth in RCW 23B.10.030(5)(a)(i));
5.1.2. The adoption of a plan of merger or share exchange (including as set forth in RCW 23B.11A.040(5)(a)(i));
5.1.3. The sale, lease, exchange or other disposition of all or substantially all of the property of the corporation, other than in the usual and regular course of business (including as set forth in RCW 23B.12.020(8)(a)(i)); and
5.1.4. Dissolution of the corporation (including as set forth in RCW 23B.14.020(5)).
ARTICLE 6. SHAREHOLDER ACTION WITHOUT A MEETING
6.1 PERMITTED. Action required or permitted to be taken at a meeting of the shareholders of the corporation may be taken without a meeting or a vote if such action is evidenced by one or more written consents describing the action taken and signed by shareholders holding of record or otherwise entitled to vote in the aggregate not less than the minimum number of votes that would be necessary to authorize such action at a meeting at which all shares entitled to vote on the action were present and voted. Every written consent shall bear the date of signature of each shareholder who signs the consent. A written consent is not effective to take the action referred to in the consent unless, within sixty (60) days of the earliest dated consent delivered to the corporation, written consents signed by a sufficient number of shareholders to take action are delivered to the corporation.

6.2 NOTICE. Notice of any action taken or to be taken without a meeting by less than a unanimous written consent of all shareholders entitled to vote on the action must be given at least ten (10) days before the date on which the action becomes effective, to all shareholders entitled to vote on the action who have not consented in writing. The notice shall be in writing, and shall contain or be accompanied by the same material that would have been required to be sent with notice of a meeting at which the proposed action would have been submitted for shareholder action.
6.3 WITHDRAWAL. A shareholder may withdraw consent only by delivering a written notice of withdrawal to the corporation prior to the time when consents sufficient to authorize taking the action have been delivered to the corporation.
6.4 EFFECTIVE DATE. Unless the written shareholder consent specifies a later effective date, action taken under this Article 6 is effective when both: (a) consents sufficient to authorize taking the action have been delivered to the corporation, and (b) the notice requirement under Section 6.2, if applicable, has been satisfied.
ARTICLE 7. INDEMNIFICATION
7.1 INDEMNITEE. The term “Indemnitee” used in this Article 7 shall mean any person who was or is threatened to be made a party to or is otherwise involved (including, without limitation, as a witness) in any actual or threatened action, suit, or proceeding, whether civil, criminal, administrative, or investigative, by reason of the fact that he or she is or was a director or officer of the corporation or, being or having been a director or officer, he or she is or was serving at the request of the corporation as a director, trustee, officer, employee, or agent of another corporation or a partnership, joint venture, trust, or other enterprise, including service with respect to employee benefit plans, whether the basis of such proceeding is alleged action in an official capacity as a director, trustee, officer, employee, or agent or in any other capacity while serving as director, trustee, officer, employee, or agent.
7.2 RIGHT TO INDEMNIFICATION.
7.2.1. Scope. Each Indemnitee shall be indemnified and held harmless by the corporation, to the full extent permitted by applicable law as then in effect, against all expenses, liability, and loss (including attorneys’ fees, judgments, fines, penalties, and amounts to be paid in settlement) actually and reasonably incurred or suffered by such person in connection therewith. Except as provided in Section 7.2.2(b) below, the determination otherwise required by RCW 23B.08.550 shall not be required in connection with indemnification pursuant to this Section 7.2.1.
7.2.2. Exceptions.
(a) Such right of indemnification shall not exist where the act or omission of the Indemnitee involves (i) intentional misconduct or a knowing violation of the law, (ii) a violation of RCW 23B.08.310 (as now in effect or as it may hereafter be amended), or (iii)  any transaction in which the Indemnitee received or will receive a benefit in money, property, or services to which he or she is not legally entitled.
(b) Such right of indemnification shall also not exist where the act or omission of the Indemnitee involves recklessness, unless the corporation elects by resolution of its shareholders to provide such indemnification pursuant to RCW 23B.08.550(2)(d) (as now in effect or as it may hereafter be amended).
7.2.3. Continuation After Separation. Such right of indemnification shall continue as to a person who has ceased to be a director, trustee, officer, employee, or agent and shall inure to the benefit of his or her heirs, executors, and administrators.
7.2.4. Proceeding by Indemnitee. Except as provided in Section 7.3, such right of indemnification shall not exist where the Indemnitee seeks indemnification in connection with a proceeding (or part thereof) initiated by such Indemnitee unless such proceeding (or part thereof) was authorized by the Board of Directors prior to its initiation.
7.2.5. Contract Right, Expenses. The right of indemnification conferred in this Section 7.2 shall be a contract right and shall include the right to have the corporation pay the expenses incurred in defending any such proceeding in advance of its final disposition; provided, however, that the payment of such expenses in advance of the final disposition of a proceeding shall be made only upon delivery to the corporation of an undertaking, by or on behalf of the Indemnitee, to repay all amounts so advanced if it shall ultimately be determined that the Indemnitee is not entitled to be Indemnified under this Section 7.2 or otherwise.

7.3 RIGHT OF CLAIMANT TO BRING SUIT. If a claim under Section 7.2 is not paid in full by the corporation within sixty (60) days after a written claim has been received by the corporation, except in the case of a claim for expenses incurred in defending a proceeding, in advance of its final disposition, in which case the applicable period shall be twenty (20) days, the claimant may at any time thereafter bring suit against the corporation to recover the unpaid amount of the claim and, to the extent successful in whole or in part, the claimant shall also be entitled to reimbursement for the expenses of prosecuting such claim. The claimant shall be presumed to be entitled to indemnification under this Article 7 upon submission of a written claim (and, in an action brought to enforce a claim for expenses incurred in defending any proceeding, in advance of its final disposition, where the required undertaking has been tendered to the corporation), and thereafter the corporation shall have the burden of proving by a preponderance of the evidence that the claimant is not so entitled. Neither the failure of the corporation (including the Board of Directors, independent legal counsel, or its shareholders) to have made a determination prior to the commencement of such action that indemnification of or reimbursement or advancement of expenses to the claimant is proper in the circumstances nor an actual determination by the corporation (including the Board of Directors, independent legal counsel, or its shareholders) that the claimant is not entitled to indemnification or to the reimbursement or advancement of expenses shall be a defense to the action or create a presumption that the claimant is not so entitled.
7.4 NONEXCLUSIVITY OF RIGHTS. The right to indemnification and the payment of expenses incurred in defending a proceeding in advance of its final disposition conferred in this Article 7 shall not be exclusive of any other right which any person may have or hereafter acquire under any statute, provision of the Articles of Incorporation, Bylaws, agreement, vote or consent of shareholders or disinterested directors, or otherwise.
7.5 INSURANCE, CONTRACT, AND FUNDING. The corporation may maintain insurance at its own expense to protect itself and any Indemnitee against any expense, liability, or loss against which the corporation has the power to indemnify pursuant to this Article 7. In addition, the corporation may maintain insurance against such expense, liability, or loss whether or not the corporation would have the power to provide indemnification under the Washington Business Corporation Act. The corporation may, without further shareholder action, enter into contracts with any director or officer of the corporation in furtherance of the provision is of this Article 7 and may create trust funds, grant security interests in corporate assets, provide letters of credit, and use such other means as the corporation deems necessary or appropriate to ensure that indemnification is provided under this Article 7.
7.6 INDEMNIFICATION OF EMPLOYEES AND AGENTS OF THE CORPORATION. The corporation may, by action of the Board from time to time, provide indemnification and pay expenses in advance of the final disposition of a proceeding to or on behalf of employees and agents of the corporation with the same scope and effect as the provisions of this Article 7 with respect to the indemnification and advancement of expenses of directors and officers of the corporation or pursuant to rights granted pursuant to, or provided by, the Washington Business Corporation Act or otherwise.
ARTICLE 8. REGISTERED OFFICE AND AGENT
8.1 OFFICE AND AGENT. The name of the initial registered agent of the corporation and the address of its initial registered office are as follows: [•].

IN WITNESS WHEREOF, the corporation has caused these Amended and Restated Articles of Incorporation to be executed this [•] day of [•], [•].
[•]

CERTIFICATE REGARDING
FOURTH AMENDED AND RESTATED ARTICLES OF INCORPORATION
OF MECHANICS BANCORP
Pursuant to the provisions of Section 23B.10.060 and 23B.10.070 of the Washington Business Corporation Act, the undersigned, who is the duly elected, qualified, and acting [•] of Mechanics Bancorp, a Washington corporation (the “Corporation”), hereby certifies that:
1. The name of the Corporation is Mechanics Bancorp, a Washington corporation.
2. The Third Restated Articles of Incorporation of HomeStreet, Inc. filed on July 25, 2019 are amended and restated in their entirety and replaced with the Fourth Amended and Restated Articles of Incorporation of the Corporation as set forth hereto (the “Fourth Amended and Restated Articles”).
3. The Fourth Amended and Restated Articles were duly approved by the Board of Directors of the Corporation on [•] and by the shareholders of the Corporation in accordance with the provisions of RCW 23B.10.030 and 23B.10.040 on [•].
4. These Fourth Amended and Restated Articles shall be effective as of [•].
EXECUTED this [•] day of [•], [•].
[•]
[•]
[•]

Exhibit C
Support Agreement Shareholders
1. Ford Financial Fund II, L.P.
2. Ford Financial Fund III, L.P.
3. EB Acquisition Company LLC
4. EB Acquisition Company II LLC
5. Rabobank International Holding B.V.

Exhibit D
Form of Parent Bylaw Amendment

AMENDED & RESTATED BYLAWS

OF

MECHANICS BANCORP

AMENDED & RESTATED BYLAWS
OF
MECHANICS BANCORP
ARTICLE 1.
SHAREHOLDERS
1.1 ANNUAL MEETING.
The annual meeting of the shareholders of Mechanics Bancorp (the ‘‘corporation”) shall be held on a date and at a time to be set by the Board of Directors of the corporation (the “Board”), for the purposes of electing directors and transacting such other business as may come before the meeting. The failure to hold an annual meeting at the time stated in these Amended and Restated Bylaws (as amended from time to time in accordance with the terms hereof, these “Bylaws”) does not affect the validity of any corporate action.
1.2 SPECIAL MEETINGS.
(a) A special meeting of shareholders may be called at any time only by (i) the Board, (ii) the Chair of the Board (the “Chair”), (iii) the President of the corporation (the “President”) or (iv) the Secretary of the corporation (the “Secretary”) upon the request of one or more shareholders holding at least ten percent (10%) of all votes entitled to be cast on any issue proposed to be considered at the proposed special meeting on the matter or matters proposed to be brought before the proposed special meeting; provided, however, that a special meeting requested by one or more shareholders pursuant to this Section 1.2 (a “Shareholder Requested Special Meeting”) shall be called by the Secretary only if the shareholder(s) requesting such meeting comply with this Section 1.2 and applicable law. No business may be transacted at a special meeting of shareholders other than business that is either (A) Proposed Business (as defined below) stated in a valid Special Meeting Request (as defined below), (B) specified in the notice of meeting (or any supplement thereto) given by or at the direction of the Board or (C) otherwise properly brought before a special meeting by or at the direction of the Board or the chair of the meeting. For purposes hereof, a “Requesting Person” shall mean (x) the shareholder of record making the request to fix a Requested Record Date (as defined below) for the purpose of determining the shareholders entitled to request that the Secretary call a special meeting, (y) the beneficial owner or beneficial owners, if different from the shareholder of record, on whose behalf such request is made and (z) any affiliate of such shareholder of record or beneficial owner(s).
(b) No shareholder may request that the Secretary call a special meeting of shareholders pursuant to Section 1.2(a) unless a shareholder of record has first submitted a request in writing that the Board fix a record date (a “Requested Record Date”) for the purpose of determining shareholders entitled to request that the Secretary call such special meeting, which request shall be in proper form and delivered to the Secretary at the principal executive offices of the corporation. To be in proper form, such request shall:
i. Bear the signature and the date of signature by the shareholder of record submitting such request and set forth the name and address of such shareholder as they appear in the corporation’s books;
ii. Include (A) a reasonably brief description of the purpose or purposes of the special meeting and the business proposed to be conducted at the special meeting (the “Proposed Business”), the reasons for conducting the Proposed Business at the special meeting and any material interest in the Proposed Business of each Requesting Person and (B) a reasonably detailed description of all agreements, arrangements and understandings (x) between or among any of the Requesting Persons or (y) between or among any Requesting Person and any other person or entity (including their names) in connection with the request for the special meeting or the Proposed Business; and
iii. As to each Requesting Person, include the information required to be set forth in a notice under Sections 1.12(c)(i), (ii) and (iv) of these Bylaws, except that for purposes of this Section 1.2(b), the term “Requesting Person” shall be substituted for the term “Noticing Shareholder” in all places it appears in Section 1.12 of these Bylaws.
(c) Within ten (10) business days after the Secretary receives a request to fix a Requested Record Date in proper form and otherwise in compliance with this Section 1.2 from any shareholder of record, the Board may adopt a resolution fixing a Requested Record Date for the purpose of determining the shareholders entitled to request that the Secretary call a special meeting, which date shall not precede the date upon which the resolution fixing the

Requested Record Date is adopted by the Board. Notwithstanding anything in this Section 1.2(c) to the contrary, no Requested Record Date shall be fixed if the Board determines that the request or requests that would otherwise be submitted following such Requested Record Date could not comply with the requirements set forth in clause (ii) or (iv) of Section 1.2(e) below.
(d) Without qualification, a special meeting of the shareholders shall not be called pursuant to Section 1.2(a) unless one or more shareholders as of the Requested Record Date holding at least ten percent (10%) of all votes entitled to be cast on any issue proposed to be considered at the proposed special meeting on the matter or matters proposed to be brought before the proposed special meeting (the “Requisite Percentage”) timely provide one or more requests to call such special meeting in writing and in proper form to the Secretary at the principal executive offices of the corporation. To be timely, a shareholder’s request to call a special meeting must be delivered to the Secretary at the principal executive offices of the corporation not later than the sixtieth (60th) day following the Requested Record Date. To be in proper form for purposes of this Section 1.2(d), a request to call a special meeting shall include the signature and the date of signature by the shareholder submitting such request and set forth (i) if such shareholder is a shareholder of record, the name and address of such shareholder as they appear in the corporation’s books and if such shareholder is not a shareholder of record, the name and address of such shareholder, (ii) the Proposed Business, (iii) the text of the Proposed Business (including the text of any resolutions proposed for consideration), (iv) the reasons for conducting the Proposed Business at the special meeting and (v) except for any Solicited Shareholder (as defined below), the following:
i. (A) Any material interest in the Proposed Business of the shareholder of record submitting such request, or if different from the shareholder of record, the beneficial owner or beneficial owners submitting such request or any affiliate of such shareholder of record or beneficial owner(s) (any such person covered by this clause (A), a “Calling Person”) and (B) a reasonably detailed description of all agreements, arrangements and understandings (x) between or among any of the Calling Persons (other than Solicited Shareholders) or (y) between or among any Calling Person and any other person or entity (including their names) in connection with the special meeting or the Proposed Business; and
ii. As to each Calling Person, the information required to be set forth in a notice under Sections 1.12(c)(i), (ii) and (iv) of these Bylaws, except that for purposes of this Section 1.2(d), the term “Calling Person” shall be substituted for the term “Noticing Shareholder” in all places it appears in Section 1.12 of these Bylaws.
For purposes hereof, “Solicited Shareholder” means any shareholder that has provided a request to call a special meeting in response to a solicitation made pursuant to, and in accordance with, Section 14 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations promulgated thereunder (the “Proxy Rules”) by way of a definitive consent solicitation statement filed on Schedule 14C (any such shareholder, a “Solicited Shareholder”), and “Special Meeting Request” refers to a request to call a special meeting that is delivered to the Secretary by a shareholder as of the Requested Record Date and is timely and in proper form under this Section 1.2.
(e) The Secretary shall not accept, and shall consider ineffective, any Special Meeting Request that (i) does not comply with this Section 1.2, (ii) relates to an item of business to be transacted at the special meeting that is not a proper subject for shareholder action under applicable law, (iii) includes an item of business to be transacted at such meeting that did not appear on the written request that resulted in the determination of the Requested Record Date or (iv) otherwise does not comply with applicable law.
(f) A shareholder may revoke a Special Meeting Request by written revocation delivered to the Secretary at any time prior to the Shareholder Requested Special Meeting. If written revocation(s) of the Special Meeting Request have been delivered to the Secretary and the result is that shareholders holding less than the Requisite Percentage have delivered to the Secretary, and not revoked, Special Meeting Requests: (i) if the notice of meeting has not already been mailed to shareholders, the Secretary shall refrain from mailing the notice of the Shareholder Requested Special Meeting or (ii) if the notice of meeting has already been mailed to shareholders, the Secretary shall revoke the notice of the meeting. If, subsequent to the revocation of the notice of meeting pursuant to clause (ii) of the preceding sentence (but, in any event, on or prior to the sixtieth (60th) day after the Requested Record Date), the Secretary has received Special Meeting Requests from shareholders holding the Requisite Percentage, then, at the Board’s option, either (x) the original record date, meeting date and time, and location for the Shareholder Requested Special Meeting set in accordance with Section 1.2(g) below shall apply with respect to the Shareholder Requested Special Meeting or (y) the Board may disregard the original record date, meeting date and time, and location for the

Shareholder Requested Special Meeting from those originally set in accordance with Section 1.2(g) below and, within ten (10) days following the date on which the Secretary has received the Special Meeting Requests from shareholders holding the Requisite Percentage, set a new record date, meeting date and time, and location for the Shareholder Requested Special Meeting (and in such case notice of the Shareholder Requested Special Meeting shall be given in accordance with Section 1.4 below).
(g) Subject to Section 1.2(f) above, within ten (10) days following the date on which the Secretary has received Special Meeting Requests in accordance with this Section 1.2 from shareholders holding the Requisite Percentage, the Board shall fix the record date, meeting date and time, and location for the Shareholder Requested Special Meeting; provided, however, that the date of any such Shareholder Requested Special Meeting shall not be more than ninety (90) days after the date on which valid Special Meeting Requests from shareholders holding the Requisite Percentage are delivered to the Secretary (and are not revoked). Notwithstanding anything in these Bylaws to the contrary, the Board may submit its own proposal or proposals for consideration at any Shareholder Requested Special Meeting. Subject to Section 1.2(f) above, the record date for the Shareholder Requested Special Meeting shall be fixed in accordance with Section 1.11 below, and the Board shall provide notice of the Shareholder Requested Special Meeting in accordance with Section 1.4 below.
(h) In connection with a Shareholder Requested Special Meeting called in accordance with this Section 1.2, the shareholders of record (except for any Solicited Shareholder) who requested that the Board fix a Requested Record Date in accordance with Section 1.2(b) or the shareholders who delivered a Special Meeting Request to the Secretary in accordance with Section 1.2(d) shall further update the information previously provided to the corporation in connection with such request, if necessary, so that the information provided or required to be provided in such request pursuant to this Section 1.2 remains true and correct as of the record date for shareholders entitled to vote at the Shareholder Requested Special Meeting and as of the date that is ten (10) business days prior to the Shareholder Requested Special Meeting or any adjournment or postponement thereof, and such update shall be delivered to the Secretary at the principal executive offices of the corporation not later than 5:00 p.m. Pacific Time five (5) business days after the record date for shareholders entitled to vote at the Shareholder Requested Special Meeting (in the case of the update required to be made as of such record date) and not later than 5:00 p.m. Pacific Time eight (8) business days prior to the date for the Shareholder Requested Special Meeting or, if practicable, any adjournment or postponement thereof (and, if not practicable, on the first practicable date prior to the date to which the Shareholder Requested Special Meeting has been adjourned or postponed) (in the case of the update required to be made as of ten (10) business days prior to the Shareholder Requested Special Meeting or any adjournment or postponement thereof).
(i) Notwithstanding anything in these Bylaws to the contrary, the Secretary shall not be required to call a special meeting except in accordance with this Section 1.2. If the Board determines that any request to fix a Requested Record Date or Special Meeting Request was not properly made in accordance with this Section 1.2, or determines that the shareholders of record requesting that the Board fix such Requested Record Date or shareholders making the Special Meeting Request have not otherwise complied with this Section 1.2, then the Board shall not be required to fix such Requested Record Date, to fix a special meeting record date or to call and hold a special meeting. In addition to the requirements of this Section 1.2, each Requesting Person and shareholder making a Special Meeting Request shall comply with all requirements of applicable law, including all requirements of the Exchange Act, with respect to any request to fix a Requested Record Date or to call a special meeting.
(j) If none of the shareholders who submitted the Special Meeting Request appear at the Shareholder Requested Special Meeting to present any of the Proposed Business, the chairman of the meeting need not present such Proposed Business for a vote at the meeting, notwithstanding that proxies in respect of such vote may have been received by the corporation.
1.3 PLACE OF MEETING.
All meetings shall be held at the principal office of the corporation or at such other place within or without the State of Washington as may be designated by the Chair, the President, or the Board, pursuant to proper notice.

1.4 NOTICE OF MEETING.
Written or electronic notice of each meeting of shareholders shall be delivered to each shareholder entitled to vote at the meeting, stating the place, day, and hour of the meeting and, in the case of a special meeting, the purpose or purposes for which the meeting is called. Such notice shall be given no fewer than ten (10) days and nor more than sixty (60) days before the meeting date, except that notice of a shareholders meeting to act on an amendment to the Amended and Restated Articles of Incorporation of the corporation (as the same may be amended from time to time, including by any certificate of designation creating a series of preferred stock, the “Articles of Incorporation”), a plan of merger or share exchange, a proposed disposition of all or substantially all of the property and assets of the corporation, or the dissolution of the corporation shall be given no fewer than twenty (20) days nor more than sixty (60) days before the meeting date.
1.5 WAIVER OF NOTICE.
A shareholder may waive any notice required to be given by these Bylaws or by the Articles of Incorporation before or after the meeting that is the subject of such notice. A valid waiver is created by any of the following three methods: (a) by the shareholder entitled to the notice delivering to the corporation for inclusion in the corporate records a waiver that is either (i) in an executed and dated record or (ii) if the corporation has designated an address, location, or system to which the waiver may be electronically transmitted and the waiver is electronically transmitted to the designated address, location, or system, in an executed and dated electronically transmitted record; (b) attendance at the meeting, unless the shareholder at the beginning of the meeting objects to the holding of the meeting or the transaction of business at the meeting; or (c) failure to object at the time of presentation of a matter not within the purpose or purposes described in the meeting notice, assuming the shareholder is present at the meeting at such time.
1.6 QUORUM; ADJOURNMENT AND POSTPONEMENT.
(a) Unless otherwise required by law, a majority of the outstanding votes entitled to be cast by holders of shares entitled to vote on a matter, represented in person or by proxy, shall constitute a quorum at a shareholders meeting for action on that matter. Once a share is represented for any purpose at a meeting, other than solely to object to the holding of the meeting or to the transaction of business at the meeting, it is deemed to be present for quorum purposes for the remainder of the meeting and for any adjournment of that meeting, unless a new record date is or must be set for the adjourned meeting. A majority of the outstanding votes so represented at a meeting may adjourn the meeting without further notice, subject to such limitation as may be imposed under the laws of the State of Washington. At any adjourned meeting at which a quorum is present, any business may be transacted which might have been transacted at the originally scheduled meeting.
(b) The Board may, at any time prior to the holding of an annual or special meeting of shareholders and for any reasonable reason, postpone or cancel any previously scheduled annual or special meeting of shareholders other than any validly called Shareholder Requested Special Meeting. The chair of the meeting or the Board may from time to time adjourn any annual or special meeting for any reasonable reason and to any other date, time and place. For any adjournment or postponement of an annual or special meeting, notice need not be given of the new date, time or place if the new date, time or place is announced at the meeting before the adjournment or postponement, unless a new record date for the adjourned or postponed meeting is or must be fixed pursuant to the Washington Business Corporation Act, as amended (the “Washington Business Corporation Act”).
1.7 PROXIES.
At all shareholders meetings a shareholder may vote in person or by proxy granted in the form of either (a) an executed writing by the shareholder or by his or her attorney in fact or (b) an electronic transmission sent in accordance with the Washington Business Corporation Act. An appointment of proxy is effective when a signed appointment form or an electronic transmission (or documentary evidence thereof, including verification information) is received by the person authorized to tabulate votes for the corporation. Such proxy shall be filed with the Secretary before or at the time of the meeting. Unless a longer period is expressly provided in the appointment form, a proxy shall be invalid after eleven (11) months from the date of its execution.

1.8 VOTING OF SHARES; REQUIRED VOTE.
(a) Each class or series of shares of the corporation shall have the voting powers set forth for such class or series in, or pursuant to, the Articles of Incorporation.
(b) At any meeting of shareholders at which a quorum exists, for all matters other than the election of directors, action on such matter is approved if the votes cast favoring the action exceed the votes cast opposing the action, unless a greater number of affirmative votes is required by law or by the Articles of Incorporation.
(c) At any meeting of shareholders at which quorum exists, for the election of directors, the corporation elects to be governed by RCW 23B.10.205 as set forth in this Section 1.8(c). In any election of directors that is not a contested election, the candidates elected are those receiving a majority of votes cast. For purposes of this Section 1.8(c), a “majority of votes cast” means that the number of votes cast “for” a director nominee must exceed the number of votes cast “against” that director nominee. The following shall not be considered votes cast for this purpose: (i) a share whose ballot is marked as withheld, (ii) a share otherwise present at the meeting but for which there is an abstention, and (iii) a share otherwise present at the meeting as to which a shareholder of record gives no authority or direction. A nominee for director in an election that is not a contested election who does not receive a majority of votes cast, but who was a director at the time of the election, shall continue to serve as a director for a term that shall terminate on the date that is the earlier of (A) ninety (90) days from the date on which the voting results of the election are determined, (B) the date on which an individual is selected by the Board to fill the office held by such director, which selection shall be deemed to constitute the filling of a vacancy by the Board, or (C) the date on which the director’s resignation is accepted by the Board. In a contested election, the directors shall be elected by a plurality of the votes cast. For purposes of this Section 1.8(c), a “contested election” is any meeting of the shareholders for which (1) the Secretary of the corporation receives a notice that a shareholder has nominated a person for election to the Board in compliance with the advance notice requirements for shareholder nominees for director set forth in Section 1.12 of these Bylaws, (2) such nomination has not been withdrawn by such shareholder on or prior to the last date that a notice of nomination for such meeting is timely as determined under Section 1.12, and (3) the Board has not determined before the notice of meeting is given that the shareholder’s nominee(s) do not create a bona fide election contest. For purposes of clarity and to resolve any ambiguity under RCW 23B.10.205, it is assumed that for purposes of determining the number of director nominees, on the last day for delivery of a notice under Section 1.12, there is a candidate nominated by the Board for each of the director positions to be voted on at the meeting. Nothing in this Section 1.8(c) is intended to limit the authority of the Board to determine that a bona fide election contest does not exist, in which event it shall disclose the applicable voting regime in the notice of meeting or, if such determination occurs after such notice has been sent, send a new notice which shall include disclosure of the applicable voting regime.
1.9 CONDUCT OF MEETINGS.
(a) Meetings of shareholders shall be presided over by the Chair, if any, or in the Chair’s absence by a person designated by the Board. The Secretary shall act as secretary of the meeting, but in the Secretary’s absence, the chair of the meeting may appoint any person to act as secretary of the meeting.
(b) The chair of the meeting may prescribe such rules, regulations and procedures and take such actions as, in the discretion of the chair of the meeting and without any action by the shareholders, are appropriate for the proper conduct of the meeting, including: (i) restricting admission to the time set for the commencement of the meeting; (ii) limiting attendance at the meeting to shareholders of record, their duly authorized proxies and such other individuals as the chair of the meeting may determine; (iii) limiting participation at the meeting on any matter to shareholders of record entitled to vote on such matter, their duly authorized proxies and other such individuals as the chair of the meeting may determine; (iv) limiting the time allotted to questions or comments; (v) determining when and for how long the polls should be opened and when the polls should be closed; (vi) maintaining order and security at the meeting; (vii) removing any shareholder or any other individual who refuses to comply with meeting procedures, rules or guidelines as set forth by the chair of the meeting; (viii) concluding the meeting or recessing or adjourning the meeting, whether or not a quorum is present, to a later date and time and at a place announced at the meeting; (ix) restricting the use of audio/video recording devices and cell phones; and (x) complying with any state and local laws and regulations concerning safety and security. Unless otherwise determined by the chair of the meeting, meetings of shareholders shall not be required to be held in accordance with the rules of parliamentary procedure.

1.10 MEETINGS BY REMOTE COMMUNICATION.
The shareholders may participate in a meeting of the shareholders by means of remote communication (including virtually), provided that all persons participating in the meeting can hear each other. Subject to the notice requirements of Section 1.4 above, such a meeting shall be considered a duly held shareholders meeting, and participation by such means shall constitute presence in person at the meeting.
1.11 RECORD DATE.
For the purpose of determining shareholders entitled to notice of or to vote at any meeting of shareholders or any adjournment thereof, of shareholders entitled to receive payment of any dividend, or in order to make a determination of shareholders for any other proper purpose, the Board may fix in advance a date as the record date for any such determination of shareholders, which, in the case of a meeting of shareholders, shall not, in any case, be more than seventy (70) days before the meeting. If no record date is fixed for the determination of shareholders entitled to notice of or to vote at a meeting of shareholders, the day before the date on which notice of the meeting is first delivered to shareholders shall be the record date. If no record date is fixed for the determination of shareholders entitled to receive payment of a dividend, the date on which the resolution of the Board declaring such dividend is adopted shall be the record date for such determination of shareholders. When a determination of shareholders entitled to vote at any meeting of shareholders has been made as provided in this section, such determination shall apply to any adjournment thereof unless the Board fixes a new record date, which it must do if the meeting is adjourned to a date more than one-hundred-twenty (120) days after the date fixed for the original meeting.
1.12 NOTICE OF SHAREHOLDER BUSINESS TO BE CONDUCTED AT AN ANNUAL MEETING OF SHAREHOLDERS
At any meeting of the shareholders of the corporation, only such business shall be conducted, and only such proposals shall be acted upon, as shall have been properly brought before the meeting. In order for a Noticing Shareholder (as defined below) to properly bring any item of business before an annual meeting of shareholders, the Noticing Shareholder must give timely notice thereof in writing to the Secretary in compliance with the requirements of this Section 1.12. This Section 1.12 shall constitute an “advance notice provision” for annual meetings for purposes of Rule 14a-4(c)(1) under the Exchange Act.
(a) For purposes of these Bylaws, the following terms shall have the following meanings:
i. “Affiliate” and “Associate” shall have the meanings ascribed thereto in Rule 405 under the Securities Act (as defined below); provided, however, that the term “partner” as used in the definition of “associate” shall not include any limited partner that is not involved in the management of the relevant partnership.
ii. “Compensation Arrangement” shall mean any direct or indirect compensatory payment or other financial agreement, arrangement or understanding with any person or entity other than the corporation, including any agreement, arrangement or understanding with respect to any direct or indirect compensation, reimbursement or indemnification in connection with candidacy, nomination, service or action as a nominee or as a director of the corporation.
iii. “Competitor” shall mean any entity that provides products or services that compete with or are alternatives to the principal products produced or services provided by the corporation or its affiliates.
iv. “Holder” shall mean a Noticing Shareholder and, if the Noticing Shareholder holds for the benefit of another, the beneficial owner on whose behalf the nomination or proposal is made.
v. “Nominee Holder” shall mean a person or entity that holds shares of the corporation in “street name” or through a nominee holder of record of such shares and can demonstrate to the corporation such indirect ownership of such shares and such nominee holder’s entitlement to vote such shares on such business.
vi. “Noticing Shareholder” shall mean a Nominee Holder and a Record Holder.
vii. “Public announcement” shall mean disclosure in a press release reported by a national news service or in a document publicly filed by the corporation with the SEC (as defined below) pursuant to Section 13, 14, or 15(d) of the Exchange Act and the rules and regulations thereunder.
viii. “Record Holder” shall mean a shareholder that holds of record shares of the corporation entitled to vote at the meeting.

ix. “SEC” means the U.S. Securities and Exchange Commission.
x. “Securities Act” shall mean the Securities Act of 1933, as amended.
xi. “Voting Commitment” shall mean any agreement, arrangement or understanding with, and any commitment or assurance to, any person or entity as to how a person, if elected as a director of the corporation, will act or vote on any issue or question.
(b) To be timely, a Noticing Shareholder’s notice shall be delivered to the Secretary at the principal executive offices of the corporation not earlier than 5:00 p.m. Pacific Time on the one-hundred-twentieth (120th) day and not later than 5:00 p.m. Pacific Time on the ninetieth (90th) day prior to the first anniversary of the preceding year’s annual meeting; provided, however, that, in the event, the date of the annual meeting is more than thirty (30) days before or more than sixty (60) days after the first anniversary of the preceding year’s annual meeting, then, to be timely, notice by the shareholder must be so delivered not earlier than 5:00 p.m. Pacific Time on the one-hundred-twentieth (120th) day prior to the date of such annual meeting and not later than 5:00 p.m. Pacific Time on the later of the ninetieth (90th) day prior to the date of such annual meeting or, if the first public announcement of the date of such annual meeting is less than one-hundred (100) days prior to the date of such annual meeting, the tenth (10th) day following the day on which public announcement of the date of such meeting is first made by the corporation. In no event shall any adjournment or postponement of an annual meeting, or the announcement thereof, commence a new time period for the giving of a Noticing Shareholder’s notice as described above.
(c) To be in proper form, whether in regard to a nominee for election to the Board or other business, a Noticing Shareholder’s notice to the Secretary must:
i. Set forth, as to each Holder, the following information together with a representation as to the accuracy of the information:
A. such Holder’s name and address as they appear on the corporation’s books and the name and address of such Holder’s affiliates or associates;
B. the class or series and number of shares of the corporation that are, directly or indirectly, owned of record by such Holder or any of its affiliates or associates, and the class or series and number of shares of the corporation that are, directly or indirectly, beneficially owned by such Holder or any of its affiliates or associates;
C. any option, warrant, convertible security, stock appreciation right, or similar right with an exercise or conversion privilege or a settlement payment or mechanism at a price related to any class or series of shares of the corporation or with a value derived in whole or in part from the value of any class or series of shares of the corporation, or any derivative or synthetic arrangement having the characteristics of a long position in any class or series of shares of the corporation, or any contract, derivative, swap or other transaction or series of transactions designed to produce economic benefits and risks that correspond substantially to the ownership of any class or series of shares of the corporation, including due to the fact that the value of such contract, derivative, swap or other transaction or series of transactions is determined by reference to the price, value or volatility of any class or series of shares of the corporation, whether or not such instrument, contract or right shall be subject to settlement in the underlying class or series of shares of the corporation, through the delivery of cash or other property, or otherwise, and without regard to whether the Holder, or any of its affiliates or associates, may have entered into transactions that hedge or mitigate the economic effect of such instrument, contract or right, or any other direct or indirect opportunity to profit or share in any profit derived from any increase or decrease in the value of shares of the corporation (any of the foregoing, a “Derivative Instrument”) that is directly or indirectly owned beneficially by the Holder or any of its affiliates or associates and any other direct or indirect opportunity to profit or share in any profit derived from any increase or decrease in the value of shares of the corporation;
D. any proxy, contract, arrangement, understanding or relationship pursuant to which such Holder, or any of its affiliates or associates, has any right to vote or has granted a right to vote any security of the corporation;
E. any agreement, arrangement, understanding or relationship, including any repurchase or so-called “stock borrowing” agreement or arrangement, involving such Holder or any of its affiliates or associates, directly or indirectly, the purpose or effect of which is to mitigate loss to, reduce the economic risk (of ownership or otherwise) of any class or series of the shares of the corporation by, manage the risk of share price changes for, or increase or decrease the voting power of, such Holder or any of its affiliates or associates with respect to any class or series of the shares of the corporation, or which provides, directly or indirectly, the opportunity to profit or share in any profit derived from any decrease in the price or value of any class or series of the shares of the corporation (any of the foregoing, a “Short Interest”);
F. any rights to dividends on the shares of the corporation owned beneficially by the Holder or any of its affiliates or associates that are separated or separable from the underlying shares of the corporation;
G. any proportionate interest in shares of the corporation or Derivative Instruments held, directly or indirectly, by a general or limited partnership or limited liability company or similar entity in which the Holder or any of its affiliates or associates is a general partner or, directly or indirectly, beneficially owns an interest in a general partner, is the manager, managing member or, directly or indirectly, beneficially owns an interest in the manager or managing member of a limited liability company or similar entity;
H. any performance-related fees (other than an asset-based fee) to which such Holder or any of its affiliates or associates is entitled based on any increase or decrease in the value of shares of the corporation or Derivative Instruments, if any;
I. any significant equity interests or any Derivative Instruments or Short Interests in any Competitor held by such Holder or any of its affiliates or associates;
J. any direct or indirect interest of such Holder or any of its affiliates or associates in any contract with the corporation, any affiliate of the corporation or any Competitor (including, in any such case, any employment agreement, collective bargaining agreement or consulting agreement);
K. any arrangements, rights or other interests described in Sections 1.12(b)(i)(C)-(J) held by members of such Holder’s immediate family sharing the same household;
L. all information that would be required to be set forth in a Schedule 13D filed pursuant to Rule 13d-1(a) or an amendment pursuant to Rule 13d-2(a) if such a schedule were required to be filed by such Holder or any of its affiliates or associates;
M. any other information that would be required to be disclosed in a proxy statement, form of proxy or other filings required to be made by such Holder in connection with solicitations of proxies for, as applicable, the proposal or for the election of directors in a contested election pursuant to the Proxy Rules; and
N. any other information as reasonably requested by the corporation.
In addition, to be considered timely, a Noticing Shareholder’s notice shall further be updated, if necessary, so that the information provided or required to be provided in such notice remains true and correct as of the record date for the meeting and as of the date that is ten (10) business days prior to the meeting or any adjournment or postponement thereof, and such update shall be delivered to the Secretary at the principal executive offices of the corporation not later than 5:00 p.m. Pacific Time five (5) business days after the record date for the meeting (in the case of the update required to be made as of the record date) and not later than 5:00 p.m. Pacific Time eight (8) business days prior to the date for the meeting or, if practicable, any adjournment or postponement thereof (and, if not practicable, on the first practicable date prior to the date to which the meeting has been adjourned or postponed) (in the case of the update required to be made as of ten (10) business days prior to the meeting or any adjournment or postponement thereof). For the avoidance of doubt, the obligation to update as set forth in this paragraph shall not limit the corporation’s rights with respect to any deficiencies in any notice provided by a shareholder, extend any applicable deadlines hereunder or enable or be deemed to permit a shareholder who has previously submitted notice hereunder to amend or update any proposal or nomination or to submit any new proposal, including by changing or adding nominees, matters, business and or resolutions proposed to be brought before a meeting of the shareholders.

ii. If the notice relates to any business other than a nomination of a director or directors that the shareholder proposes to bring before the meeting, the notice, in addition to the matters set forth in paragraph (i) above, must set also forth:
A. a brief description of the business desired to be brought before the meeting, the reasons for conducting such business at the meeting and any material interest of such Holder and each of its affiliates or associates in such business,
B. the text of the proposal or business (including the text of any resolutions proposed for consideration and, in the event that such proposal or business includes a proposal to amend the Articles of Incorporation or these Bylaws, the text of the proposed amendment), and
C. a description of all agreements, arrangements and understandings, direct and indirect, between or among (1) such Holder and any of its affiliates or associates, on the one hand, and (2) any other person or entity (including the name of any such person or entity) in connection with the proposal of such business by such Holder.
iii. Set forth, as to each individual, if any, whom the Holder proposes to nominate for election or reelection to the Board, in addition to the matters set forth in paragraph (i) above:
A. all information relating to such individual that would be required to be disclosed in a proxy statement, form of proxy or other filings required to be made in connection with solicitations of proxies for the election of directors in a contested election pursuant to the Proxy Rules (including such individual’s written consent to being named in the corporation’s proxy statement and any associated proxy card as a nominee and to serving as a director if elected), and
B. a description of all direct and indirect compensation and other material monetary agreements, arrangements and understandings during the past three years, and any other material relationships, between or among such Holder and any of its affiliates and associates, on the one hand, and each proposed nominee, and his or her affiliates and associates, on the other hand, including all information that would be required to be disclosed pursuant to Item 404 of Regulation S-K if the Holder or any of its affiliates or associates were the “registrant” for purposes of Item 404 and the nominee were a director or executive officer of such registrant.
iv. A representation that the Noticing Shareholder (A) has complied with all requirements imposed by applicable law or by regulatory entities having jurisdiction over the corporation, including the provisions of the Bank Holding Company Act of 1956 and the Change in Bank Control Act of 1978 and any applicable state laws, and (B) intends to vote or cause to be voted shares of stock of the corporation held by the Noticing Shareholder at the meeting and intends to appear in person or by a representative at the meeting to nominate the person or propose the business specified in the notice.
v. With respect to each individual, if any, whom the Holder proposes to nominate for election or reelection to the Board, a Noticing Shareholder’s notice must, in addition to the matters set forth in paragraphs (i) and (iv) above, also include a completed and signed questionnaire, representation, and agreement required by Section 1.13 below. The corporation may require any proposed nominee to furnish such other information as may reasonably be required by the corporation to determine the eligibility of the proposed nominee to serve as an independent director of the corporation or that could be material to a reasonable shareholder’s understanding of the independence, or lack thereof, of the nominee.
(d) Notwithstanding anything in Section 1.12(a) to the contrary, if the number of directors to be elected to the Board is increased and there is no public announcement by the corporation naming all of the nominees for director or specifying the size of the increased Board at least one-hundred (100) days prior to the first anniversary of the preceding year’s annual meeting, a Noticing Shareholder’s notice required by these Bylaws shall also be considered timely, but only with respect to nominees for any new positions created by such increase, if it shall be delivered to the Secretary at the principal executive offices of the corporation not later than 5:00 p.m. Pacific Time on the 10th day following the day on which the public announcement naming all nominees or specifying the size of the increased Board is first made by the corporation.
(e) Only those persons who are nominated in accordance with the procedures set forth in these Bylaws shall be eligible for election as directors. Only such business shall be conducted at a meeting of shareholders as shall have been brought before the meeting in accordance with the procedures set forth in these Bylaws. Except as otherwise provided by law, the Articles of Incorporation, or these Bylaws, the chair of the meeting shall have the power and duty to determine whether a nomination or any business proposed to be brought before the meeting was made or proposed, as the case may be, in compliance with the procedures set forth in these Bylaws and, if any proposed nomination or business is not in compliance with these Bylaws, to declare that such proposal or nomination shall be disregarded.
(f) Notwithstanding the foregoing provisions of these Bylaws, a Noticing Shareholder also shall comply with all applicable requirements of the Exchange Act and the rules and regulations thereunder with respect to the matters set forth in these Bylaws; provided, however, that any references in these Bylaws to the Exchange Act or the rules thereunder are not intended to and shall not limit the requirements applicable to nominations or proposals as to any other business to be considered pursuant to Section 1.2 or Section 1.12.
(g) Nothing in these Bylaws shall be deemed to affect any rights of shareholders to request inclusion of proposals in the corporation’s proxy statement pursuant to Rule 14a-8 under the Exchange Act. Notice of shareholder proposals that are, or that the Noticing Shareholder intends to be, governed by Rule 14a-8 under the Exchange Act are not governed by these Bylaws.
The business to be conducted at a special meeting of shareholders shall be limited to the business set forth in the notice of meeting sent by the corporation.
1.13 SUBMISSION OF QUESTIONNAIRE AND REPRESENTATION AND AGREEMENT.
To be eligible to be a nominee for election as a director of the corporation by a Holder, the person proposed to be nominated must complete and deliver (in accordance with the time periods prescribed for delivery of notice under Section 1.12) to the Secretary at the principal executive offices of the corporation a written questionnaire providing the information requested about the background and qualifications of such person and the background of any other person or entity on whose behalf the nomination is being made and a written representation and agreement (the questionnaire and representation and agreement to be in the form provided by the Secretary upon written request) that such person:
(a) is not and will not become a party to:
i. any Voting Commitment that has not been disclosed to the corporation, or
ii. any Voting Commitment that could limit or interfere with the person’s ability to comply, if elected as a director of the corporation, with the person’s fiduciary duties under applicable law;
(b) is not and will not become a party to any Compensation Arrangement that has not been disclosed to the corporation;
(c) if elected as a director of the corporation, will (i) comply with all informational and similar requirements of applicable insurance policies and laws and regulations in connection with service or action as a director of the corporation; (ii) comply with all applicable publicly disclosed corporate governance, conflict of interest, stock ownership, confidentiality and trading policies and guidelines of the corporation; and (iii) act in the best interests of the corporation and its shareholders and not in the interests of individual constituencies;
(d) intends to serve as a director for the full term for which such individual is to stand for election; and
(e) will promptly provide to the corporation such other information as it may reasonably request.
1.14 ELIGIBILITY REQUIREMENTS OF DIRECTOR NOMINEES
Notwithstanding any other provision of these Bylaws to the contrary, any nominee shall comply with, and shall provide the corporation with appropriate information regarding the nominee so that the corporation is able to comply with, any requirements imposed by applicable law or by regulatory entities having jurisdiction over the corporation relating to the election or appointment of directors, including the Board of Governors of the Federal Reserve System. Any nominee’s eligibility to serve as a director of the corporation shall be subject to any required notification to, or approval, nonobjection or requirement of, the Board of Governors of the Federal Reserve System and any other regulatory entity having jurisdiction over the corporation.

ARTICLE 2.
BOARD OF DIRECTORS
2.1 GENERAL POWERS.
All corporate powers shall be exercised by or under authority of, and the business and affairs of the corporation shall be managed under the direction of, the Board, except as may be otherwise provided by law or the Articles of Incorporation.
2.2 NUMBER AND QUALIFICATION.
The size of the Board shall be determined by the Board from time to time. No decrease in the number of directors shall have the effect of shortening the term of any incumbent director. Directors need not be shareholders of the corporation or residents of the State of Washington.
2.3 ELECTION AND TERM OF OFFICE.
Directors standing for election shall be elected annually for one-year terms expiring at the next succeeding annual meeting of shareholders and until his or her respective successor has been duly elected and qualified. If, for any reason, the directors shall not have been elected at any annual meeting, they may be elected at a special meeting of shareholders called for that purpose in the manner provided by these Bylaws. Directors or director nominees may be elected to successive or additional terms on the Board.
2.4 CHAIR OF THE BOARD; VICE CHAIR OF THE BOARD.
(a) The Board shall by majority vote designate annually from among its members a Chair. The Chair shall, if present, preside over all shareholders meetings and at all meetings of the Board (other than executive sessions of the independent directors or non-management members of the Board) and shall exercise and perform such other powers and duties as are prescribed by these Bylaws or as may be assigned from time to time by the Board. The position of Chair is a Board position; provided, however, that the position of Chair may be held by a person who is also an officer of the corporation.
(b) The Board shall also have the authority to appoint a Vice Chair from among its members. If the Board has appointed a Vice Chair, the Vice Chair shall have only such duties and authority as shall be determined by the Board.
(c) In the absence of the Chair, or if the Chair is unable to preside, the Board shall select one of its members as acting chair of the meeting or any portion thereof.
2.5 REGULAR MEETINGS.
An annual Board meeting shall be held without notice immediately after and at the same place as the annual meeting of shareholders, or at the same time and place as the next regularly scheduled Board meeting following the annual meeting of shareholders. In addition, the Board shall meet at least two additional times during each year, at such time and place, either within or without the State of Washington, as may be set by the Board, the Chair, or the President. So long as a schedule of all such regular meetings for the year is provided to all directors in accordance with Section 2.7 at least one day prior to the date of the first such regular meeting, no additional notice of such meetings need be given.
2.6 SPECIAL MEETINGS.
Special Board meetings may be called by the Chair or the President at his or her discretion, or at the request of any two directors. The Chair or President may fix any place either within or without the State of Washington as the place for holding any special Board meeting so called.
2.7 NOTICE.
Subject to Section 2.5 above, written, electronic or oral notice of each Board meeting shall be delivered to each director at least one day before the meeting; provided, however, that if, under the circumstances, the Chair or the President calling a special meeting deems that more immediate action is necessary or appropriate, notice may be delivered on the day of such special meeting. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the Board need be specified in the notice or waiver of notice of such meeting.

2.8 WAIVER OF NOTICE.
A director may waive notice of a meeting of the Board either before or after the meeting, and such waiver shall be deemed to be the equivalent of giving notice. The waiver must be written or electronic, delivered in the manner provided for in these Bylaws and delivered to the corporation for inclusion in its corporate records. Attendance of a director at a meeting shall constitute waiver of notice of that meeting unless such director, at the beginning of the meeting or promptly upon the director’s arrival, objects to holding the meeting or transacting business and does not thereafter vote for or assent to any corporate action approved at the meeting.
2.9 QUORUM.
Unless otherwise required by law, a majority of the number of directors set by the Board shall constitute a quorum for the transaction of business at any Board meeting, but, if less than a quorum is present, a majority of the directors present may adjourn the meeting to another time without further notice. At any adjourned meeting at which a quorum is present, any business may be transacted which could have been transacted at the meeting as originally called.
2.10 MANNER OF ACTING.
Unless otherwise required by law or by the Articles of Incorporation, the act of a majority of the directors present at a meeting shall be the act of the Board, provided that a quorum is present at the time the vote on such action is taken.
2.11 VACANCIES.
Any vacancy occurring on the Board, including a vacancy resulting from an increase in the number of directors, shall be filled as soon as practicable, either (a) by the affirmative vote of a majority of the remaining directors though less than a quorum of the Board or (b) by the shareholders at an annual meeting or at a special meeting called for that purpose, unless either the Board or the shareholders elect not to fill such vacancy and to decrease the size of the Board in accordance with these Bylaws. The term of a director elected to fill a vacancy expires at the next shareholders meeting at which directors are elected.
2.12 RESIGNATION AND REMOVAL.
Any director of the corporation may resign at any time by giving written notice to the Board, the Chair, the President or the Secretary. Any director resignation is effective when the notice is delivered, unless the notice specifies a later effective date. A director may be removed by shareholders only at a special meeting of shareholders called expressly for that purpose.
2.13 COMPENSATION.
A director may receive, by affirmative vote of a majority of all the directors, reasonable compensation for (a) attendance at meetings of the Board; (b) service as an officer of the corporation, provided that his or her duties as an officer require and receive his or her regular and faithful attendance at the corporation; (c) service in appraising real property for the corporation; and (d) service as a member of a committee of the Board; provided that a director receiving compensation for service as an officer pursuant to clause (b) shall not receive any additional compensation for service under clauses (a), (c) or (d).

2.14 PRESUMPTION OF ASSENT.
A director of the corporation present at a Board meeting at which action on any corporate matter is taken shall be presumed to have assented to the action taken unless:
(a) the director objects at the beginning of the meeting, or promptly upon arrival, to holding it or transacting business at the meeting;
(b) the director’s dissent or abstention from the action is entered in the minutes of the meeting; or
(c) the director delivers written notice of his or her dissent or abstention to such action to the presiding officer of the meeting before the adjournment thereof or to the corporation within a reasonable time after the adjournment of the meeting.
A director who voted in favor of such action may not dissent or abstain.
2.15 CONSENT IN LIEU OF MEETING.
Any action required or permitted to be taken at a meeting of the Board may be taken without a meeting if a written consent setting forth the action to be taken is signed by each of the directors. Any such written consent shall be inserted in the minute book with the same effect as if it were the minutes of a Board meeting.
2.16 COMMITTEES.
The Board by resolution may designate one or more committees. Each such committee:
(a) must have two or more members;
(b) must be governed by the same rules regarding meetings, action without meetings, notice and waiver of notice, and quorum and voting requirements as apply to the Board; and
(c) to the extent provided in such resolution or in the Articles of Incorporation or these Bylaws, shall have and may exercise all the authority of the Board, except that no such committee shall have the authority to: (i) authorize or approve dividends or distributions except according to a general formula or method prescribed by the Board; (ii) approve or propose to shareholders corporate actions required by law to be approved by shareholders; (iii) fill vacancies on the Board or any committee thereof; (iv) amend the Articles of Incorporation; (v) adopt, amend, or repeal the Bylaws; (vi) approve a plan of merger not requiring shareholder approval; or (vii) approve the issuance or sale or contract for sale of shares of the corporation, or determine the designation and relative rights, preferences, voting rights and limitations of a class or series of shares, except that the Board may authorize a committee, or a senior executive officer of the corporation, to do so within limits specifically prescribed by the Board.
2.17 MEETINGS BY REMOTE COMMUNICATION.
Members of the Board or any committee appointed by the Board may participate in a meeting of the Board or such committee by remote communication (including virtually), provided that all persons participating in the meeting can hear each other. Subject to the notice requirements of Section 2.7 above, such a meeting shall be considered a duly held meeting of the Board or the committee, and participation by such means shall constitute presence in person at the meeting.
ARTICLE 3.
OFFICERS
3.1 DESIGNATION.
The officers of the corporation shall be a President, Chief Executive Officer, Chief Financial Officer, Secretary and Treasurer. The Board may also choose one or more Executive Vice Presidents, one or more Assistant Secretaries, one or more Assistant Treasurers and such other officers as the Board may from time to time determine. Notwithstanding the foregoing, the Board may authorize the Chief Executive Officer or the President to appoint any person to any office other than to the position of an Executive Officer (as defined below). Any two or more offices may be held by the same person. For purposes hereof, “Executive Officer” means President, Chief Executive Officer, Chief Financial Officer, Secretary, Treasurer, Principal Accounting Officer, Controller, vice president in charge of a principal business unit, division or function (such as sales, administration or finance) or any other officer with a policy-making function for the corporation.
3.2 ELECTION AND TERM OF OFFICE.
Subject to Section 3.1 above, the officers of the corporation shall be elected annually by the Board at its first meeting following each annual meeting of shareholders. Each officer shall hold office until his or her successor has been elected and qualified or until his or her earlier death, resignation or removal.
3.3 RESIGNATION AND REMOVAL.
Any officer of the corporation may resign at any time by delivering notice to the Chair, the Chief Executive Officer or the Secretary. Any such resignation shall be effective when notice is delivered unless the notice specifies a later effective date. The officers of the corporation may be removed by the Board at any time with or without cause, but such removal shall be without prejudice to the contract rights, if any, of the person so removed. Any officers of the corporation other than the President, Chief Financial Officer, Secretary or Treasurer may be removed by the Chief Executive Officer and any officers of the corporation other than the Chief Executive Officer, Chief Financial Officer, Secretary or the Treasurer may be removed by the President, in each case, subject to the ultimate authority of the Board, but such removal shall be without prejudice to the contract rights, if any, of the person so removed.
3.4 VACANCIES.
A vacancy in any office because of death, resignation, removal, disqualification, or otherwise, shall be filled in the manner prescribed in this Article 3 for the regular election to such office.
3.5 PRESIDENT.
The President shall exercise and perform such powers and duties as may be assigned from time to time by the Board. The President may sign on behalf of the corporation certificates for shares of the corporation, deeds, mortgages, bonds, contracts, notes, or other instruments that the Board has authorized to be executed, except when the execution thereof has been expressly delegated by the Board or by these Bylaws to some other officer or agent of the corporation or when such documents are required by law to be otherwise executed by some other officer or in some other manner.
3.6 CHIEF EXECUTIVE OFFICER.
The Chief Executive Officer shall exercise and perform such powers and duties as may be assigned from time to time by the Board. The Chief Executive Officer may sign on behalf of the corporation certificates for shares of the corporation, deeds, mortgages, bonds, contracts, notes, or other instruments that the Board has authorized to be executed, except when the execution thereof has been expressly delegated by the Board or by these Bylaws to some other officer or agent of the corporation or when such documents are required by law to be otherwise executed by some other officer or in some other manner.
3.7 CHIEF FINANCIAL OFFICER.
The Chief Financial Officer shall, subject to the control of the Board, have responsibility for the financial management of the corporation. The Chief Financial Officer shall have such powers and perform such duties as from time to time may be assigned to him or her by the Board or by the Chief Executive Officer. The Chief Financial Officer shall keep and maintain, or cause to be kept and maintained, adequate and correct books and records of the corporation, using appropriate accounting principles; have supervision over and be responsible for the financial affairs of the corporation; cause to be kept at the principal executive office of the corporation and preserved for review as required by law or regulation all financial records of the corporation; be responsible for the establishment of adequate internal control over the transactions and books of account of the corporation; and be responsible for rendering to the proper officers and the Board upon request, and to the shareholders and other parties as required by law or regulation, financial statements of the corporation.

3.8 SECRETARY.
The Secretary shall:
(a) Prepare and keep the minutes of shareholders and Board meetings in one or more books or electronic files provided for that purpose;
(b) See that all notices are duly given in accordance with the provisions of these Bylaws or as required by law;
(c) Be custodian of the corporate records and of the seal of the corporation, if any, and see that the seal is affixed to all documents, the execution of which on behalf of the corporation under its seal is duly authorized;
(d) Authenticate records of the corporation when necessary or appropriate;
(e) Keep, or cause to be kept, a register of the post office address of each shareholder as furnished to the Secretary by each shareholder;
(f) Sign with the President, the Chief Executive Office or the Chair, certificates for shares of the corporation, the issuance of which has been authorized by resolution of the Board;
(g) Have general charge of the stock transfer books of the corporation; and
(h) In general perform all duties as from time to time may be assigned by the President, the Chief Executive Officer or the Board.
3.9 TREASURER.
If required by the Board, the Treasurer shall give a bond for the faithful discharge of his or her duties in such sum and with such surety or sureties as the Board shall determine. The Treasurer shall:
(a) Have charge and be responsible for all funds and securities of the corporation;
(b) Receive and give receipts for monies due and payable to the corporation from any source whatsoever, and deposit such monies in the name of the corporation in such corporations, trust companies, or other depositories as shall be selected in accordance with the provisions of these Bylaws; and
(c) In general, perform all of the duties incident to the office of Treasurer and such other duties as from time to time may be assigned by the President, the Chief Executive Officer or the Board.
3.10 EXECUTIVE VICE PRESIDENTS.
In the event of the absence or death of the President, or the inability or refusal of the President to act, the Board shall designate one or more of the Executive Vice Presidents to perform the duties of the President. Such Executive Vice President(s), when so acting, shall have all the powers of and be subject to all the restrictions upon the President. Executive Vice Presidents shall perform such other duties as from time to time may be assigned by the Board, the Chief Executive Officer or the President.
3.11 OTHER OFFICERS.
Such other officers as the Board may choose shall perform such duties and have such powers as from time to time may be assigned to them by the Board. The Board may delegate to any officer of the corporation the power to choose such other officers and to prescribe their respective duties and powers.
ARTICLE 4.
SHARES AND CERTIFICATES FOR SHARES
4.1 CERTIFICATES FOR SHARES; UNCERTIFICATED SHARES.
No shares of the corporation shall be issued unless authorized by the Board. Such authorization shall include the maximum number of shares to be issued, the consideration to be received, and a statement that the Board considers the consideration to be adequate. Shares may, but need not be, represented by certificates.
Certificates representing shares of the corporation shall be signed by original or facsimile signature of the President, the Chief Executive Officer or the Chair and by the Secretary. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the corporation with the same effect as if such person were an officer, transfer agent or registrar at the date of issue. All certificates shall be consecutively numbered or otherwise identified. The name and address of the person or entity to whom the shares represented thereby are issued, with the number of shares and date of issue, shall be entered on the stock transfer books of the corporation. All certificates surrendered to the corporation for transfer shall be canceled and no new certificate shall be issued until the former certificates for a like number of shares shall have been surrendered and canceled, except that in case of a lost, destroyed, or mutilated certificate, a new one may be issued therefor upon such terms and indemnity to the corporation as the Board may prescribe.
4.2 RULES AND REGULATIONS CONCERNING THE ISSUE, TRANSFER AND REGISTRATION OF SHARES.
Transfer of shares of the corporation shall be made only on the stock transfer books of the corporation by the holder of record thereof or by his or her legal representative, who shall furnish proper evidence of authority to transfer, or by his or her attorney in fact authorized by power of attorney duly executed and filed with the Secretary, and on surrender for cancellation of any certificates for such shares if such shares are held in certificated form, or in accordance with customary procedures for transferring shares in uncertificated form, if such shares are held in uncertificated form. The person or entity in whose name shares of capital stock stand on the books of the corporation shall be deemed by the corporation to be the owner thereof for all purposes.
Subject to applicable law, the Articles of Incorporation and these Bylaws, the issue, transfer and registration of shares represented by certificates and of uncertificated shares shall be governed by such other regulations as the Board may establish.
4.3 SHARES WITHOUT CERTIFICATES.
The Board may authorize the issue of some or all of the shares without certificates. Within a reasonable time after the issue or transfer of shares without certificates, the corporation shall send the shareholder a written statement of the information required on certificates by applicable law.
4.4 LOST, STOLEN, DESTROYED OR MUTILATED CERTIFICATES.
A new certificate of stock or uncertificated shares may be issued in the place of any certificate previously issued by the corporation alleged to have been lost, stolen or destroyed, and the corporation may, in its discretion, require the owner of such lost, stolen or destroyed certificate, or such owner’s legal representative, to give the corporation a bond, in such sum as the corporation may direct, in order to indemnify the corporation against any claims that may be made against it in connection therewith. A new certificate or uncertificated shares of stock may be issued in the place of any certificate previously issued by the corporation that has become mutilated upon the surrender by such owner of such mutilated certificate and, if required by the corporation, the posting of a bond by such owner in an amount sufficient to indemnify the corporation against any claim that may be made against it in connection therewith.
ARTICLE 5.
BOOKS, RECORDS, AND REPORTS
5.1 MINUTES.
The corporation shall keep as permanent records minutes of all meetings of its shareholders and the Board, a record of all actions taken by the shareholders or the Board without a meeting, and a record of all actions taken by a committee of the Board exercising the authority of the Board on behalf of the corporation.
5.2 ACCOUNTING RECORDS.
The corporation shall maintain appropriate accounting records.
5.3 STOCK RECORDS.
The corporation or its agent shall maintain a record of its shareholders, in a form that permits preparation of a list of the names and addresses of all shareholders, in alphabetical order by class of shares showing the number and class of shares held by each. For a period beginning 10 days prior to any shareholders meeting and continuing through the meeting, an alphabetical list of the names of all shareholders of the corporation entitled to notice of the meeting, with address and number of shares held, shall be made available for inspection by any shareholder during normal business hours at the principal office of the corporation or at a place identified in the meeting notice in the city where the meeting will be held. Such shareholder list shall also be available at the meeting or any adjournment of the meeting.
5.4 OTHER RECORDS.
The corporation shall maintain the following records at its principal offices:
(a) The Articles of Incorporation and all amendments to them currently in effect;
(b) The Bylaws and all amendments to them currently in effect;
(c) The minutes of all shareholders meetings, and records of all actions taken by shareholders without a meeting, for the past three years;
(d) Its financial statements for the past three years, including balance sheets showing in reasonable detail the financial condition of the corporation as of the close of each fiscal year, and an income statement showing the results of its operations during each fiscal year prepared on the basis of generally accepted accounting principles or, if not, prepared on a basis explained therein;
(e) All communications to shareholders generally within the past three years;
(f) A list of the names and business addresses of its current directors and officers; and
(g) Its most recent annual report delivered to the Secretary of State of Washington.
5.5 REPORTS.
The corporation shall make such periodic reports to state and federal regulatory authorities, as are required by applicable law.
ARTICLE 6.
FISCAL YEAR
The fiscal year of the corporation shall be the twelve (12) month period ending on December 31 in each year, or such other fiscal year as may be adopted from time to time by the Board.
ARTICLE 7.
CONTRACTS
The Board may authorize any officer or officers, or agent or agents, to enter into any contract or execute and deliver any instrument in the name of and on behalf of the corporation, and that authority may be general or confined to specific instances.
ARTICLE 8.
AMENDMENTS
These Bylaws may be amended or repealed, and new bylaws may be adopted, either:
(a) by the shareholders at an annual or special meeting, provided that notice of the meeting includes a description of the proposed change to the Bylaws; or
(b) by the Board, except to the extent that such power is reserved to the shareholders by law or by the Articles of Incorporation, or unless the shareholders, in amending or repealing a particular bylaw, provide expressly that the Board may not amend or repeal that bylaw.

ARTICLE 9.
INDEMNIFICATION
9.1 INDEMNITEE.
The term “Indemnitee” as used in this Article 9 shall mean any person who was or is threatened to be made a party to or is otherwise involved (including, without limitation, as a witness) in any actual or threatened action, suit, or proceeding, whether civil, criminal, administrative, or investigative, by reason of the fact that he or she is or was a director or officer of the corporation or, being or having been a director or officer, he or she is or was serving at the request of the corporation as a director, trustee, officer, employee, or agent of another corporation or a partnership, joint venture, trust, or other enterprise, including service with respect to employee benefit plans, whether the basis of such proceeding is alleged action in an official capacity as a director, trustee, officer, employee, or agent or in any other capacity while serving as a director, trustee, officer, employee, or agent.
9.2 RIGHT TO INDEMNIFICATION.
9.2.1 Scope.
Each Indemnitee shall be indemnified and held harmless by the corporation, to the full extent permitted by applicable law as then in effect, against all expenses, liability, and loss (including attorneys’ fees, judgments, fines, penalties, and amounts to be paid in settlement) actually and reasonably incurred or suffered by such person in connection therewith. Except as provided in Section 9.2.2(b) below, the determination otherwise required by RCW 23B.08.550 shall not be required in connection with indemnification pursuant to this Section 9.2.1.
9.2.2 Exceptions.
(a) Such right of indemnification shall not exist where the act or omission of the Indemnitee involves (i) intentional misconduct or a knowing violation of the law, (ii) a violation of RCW 23B.08.310 (as now in effect or as it may hereafter be amended), or (iii) any transaction in which the Indemnitee has received or will receive a benefit in money, property, or services to which he or she is not legally entitled.
(b) Such right of indemnification shall also not exist where the act or omission of the Indemnitee involves recklessness, unless the corporation elects by resolution of its shareholders to provide such indemnification pursuant to RCW 23B.08.550(2)(d) (as now in effect or as it may hereafter be amended).
9.2.3 Continuation after separation.
Such right of indemnification shall continue as to a person who has ceased to be a director, trustee, officer, employee, or agent and shall inure to the benefit of his or her heirs, executors, and administrators.
9.2.4 Proceeding by indemnitee.
Except as provided in Section 9.3, such right of indemnification shall not exist where the Indemnitee seeks indemnification in connection with a proceeding (or part thereof) initiated by such Indemnitee unless such proceeding (or part thereof) was authorized by the Board prior to its initiation.
9.2.5 Contract right; expenses.
The right of indemnification conferred in this Section 9.2 shall be a contract right and shall include the right to have the corporation pay the expenses incurred in defending any such proceeding in advance of its final disposition; provided, however, that the payment of such expenses in advance of the final disposition of a proceeding shall be made only upon delivery to the corporation of an undertaking, by or on behalf of the Indemnitee, to repay all amounts so advanced if it shall ultimately be determined that the Indemnitee is not entitled to be indemnified under this Section 9.2 or otherwise.
9.3 RIGHT OF CLAIMANT TO BRING SUIT.
If a claim under Section 9.2 is not paid in full by the corporation within sixty (60) days after a written claim has been received by the corporation, except in the case of a claim for expenses incurred in defending a proceeding in advance of its final disposition, in which case the applicable period shall be twenty (20) days, the claimant may at any time thereafter bring suit against the corporation to recover the unpaid amount of the claim and, to the extent successful in whole or in part, the claimant shall also be entitled to reimbursement for the expenses of prosecuting such claim. The claimant shall be presumed to be entitled to indemnification under this Article 9 upon submission of a written claim (and, in an action brought to enforce a claim for expenses incurred in defending any proceeding in advance of its final disposition, where the required undertaking has been tendered to the corporation), and thereafter the corporation shall have the burden of proving by a preponderance of the evidence that the claimant is not so entitled. Neither the failure of the corporation (including the Board, independent legal counsel, or its shareholders) to have made a determination prior to the commencement of such action that indemnification of or reimbursement or advancement of expenses to the claimant is proper in the circumstances nor an actual determination by the corporation (including the Board, independent legal counsel, or its shareholders) that the claimant is not entitled to indemnification or to the reimbursement or advancement of expenses shall be a defense to the action or create a presumption that the claimant is not so entitled.
9.4 NONEXCLUSIVITY OF RIGHTS.
The right to indemnification and the payment of expenses incurred in defending a proceeding in advance of its final disposition conferred in this Article 9 shall not be exclusive of any other right which any person may have or hereafter acquire under any statute, provision of the Articles of Incorporation, Bylaws, agreement, vote or consent of shareholders or disinterested directors, or otherwise.
9.5 INSURANCE, CONTRACT, AND FUNDING.
The corporation may maintain insurance at its own expense to protect itself and any Indemnitee against any expense, liability, or loss against which the corporation has the power to indemnify pursuant to this Article 9. In addition, the corporation may maintain insurance against such expense, liability, or loss whether or not the corporation would have the power to provide indemnification under the Washington Business Corporation Act. The corporation may, without further shareholder action, enter into contracts with any director or officer of the corporation in furtherance of the provisions of this Article 9 and may create trust funds, grant security interests in corporate assets, provide letters of credit, and use such other means as the corporation deems necessary or appropriate to ensure that indemnification is provided under this Article 9.
9.6 INDEMNIFICATION OF EMPLOYEES AND AGENTS OF THE CORPORATION.
The corporation may, by action of the Board from time to time, provide indemnification and pay expenses in advance of the final disposition of a proceeding to or on behalf of employees and agents of the corporation with the same scope and effect as the provisions of this Article 9 with respect to the indemnification and advancement of expenses of directors and officers of the corporation or pursuant to rights granted pursuant to, or provided by, the Washington Business Corporation Act or otherwise.
ARTICLE 10.
MISCELLANEOUS
10.1 RULES OF ORDER.
All meetings of the shareholders and directors shall be conducted in the manner determined by the person acting as chair of the meeting, to the extent not inconsistent with the Articles of Incorporation, Bylaws, or special rules of order of the corporation.
10.2 SHARES OF ANOTHER CORPORATION.
Shares of another corporation held by this corporation may be voted in person or by proxy by the President, the Chief Executive Officer or an Executive Vice President specifically authorized to do so by resolution of the Board.
10.3 ORAL, WRITTEN AND ELECTRONIC NOTICE.
For purposes of notice required under these Bylaws the following provisions shall apply.
Oral notice may be communicated in person or by telephone, wire or wireless equipment that does not transmit a facsimile of the notice. Oral notice is effective when communicated if communicated in a comprehensible manner.

Written notice may be transmitted by mail, private carrier, or personal delivery; or telephone, wire, or wireless equipment that transmits a facsimile of the notice and provides the transmitter with an electronically generated receipt. Written notice is effective at the earliest of the following: (a) when received; (b) five (5) days after its deposit in the U.S. mail if mailed with first-class postage to the address as it appears on the current records of the corporation; (c) on the date shown on the return receipt, if sent by registered or certified mail, return receipt requested, and the receipt is signed by or on behalf of the addressee. Written notice to a shareholder is effective (x) when mailed, if mailed with first class postage prepaid; and (y) when dispatched, if prepaid, by air courier.
Notices to directors and shareholders from the corporation and from directors and shareholders to the corporation may be provided in an electronic transmission which contains or is accompanied by information from which it can be reasonably verified that the transmission was authorized by the director, the shareholder or by the shareholder’s attorney-in-fact. Subject to contrary provisions in applicable law, notice to shareholders or directors in an electronic transmission shall be effective only with respect to shareholders and directors that have consented, in the form of a record, to receive electronically transmitted notices and that have designated in the consent the address, location, or system to which these notices may be electronically transmitted and with respect to a notice that otherwise complies with any other requirements of applicable law. A shareholder or director who has consented to receipt of electronically transmitted notices may revoke this consent by delivering a revocation to the corporation in the form of a record. The consent of any shareholder or director is revoked if (a) the corporation is unable to electronically transmit two consecutive notices given by the corporation in accordance with the consent, and (b) this inability becomes known to the Secretary, the transfer agent, or any other person responsible for giving the notice. The inadvertent failure by the corporation to treat this inability as a revocation does not invalidate any meeting or other action.
ARTICLE 11.
FORUM SELECTION
Unless the corporation consents in writing to the selection of an alternative forum, the Superior Court of King County in the State of Washington (or if such court lacks jurisdiction, the United States District Court for the Eastern District of Washington, or if such court lacks jurisdiction, the state courts of the State of Washington) shall to the fullest extent permitted by law, be the sole and exclusive forum for (a) any derivative action or proceeding brought on behalf of the corporation, (b) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the corporation to the corporation or the corporation’s shareholders, (c) any action asserting a claim arising pursuant to any provision of the laws of the State of Washington or the Articles of Incorporation or these Bylaws and (d) any action asserting a claim governed by the internal affairs doctrine. Any person or entity purchasing or otherwise acquiring or holding any interest in shares of capital stock of the corporation shall be deemed to have notice of and consented to the provisions of this Article 11. If any provision or provisions of this Article 11 shall be held to be invalid, illegal or unenforceable as applied to any person, entity or circumstance for any reason whatsoever, then, to the fullest extent permitted by law, the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Article 11 (including each portion of any sentence of this Article 11 containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) and the application of such provision to other persons, entities and circumstances shall not in any way be affected or impaired thereby.

CERTIFICATE OF ADOPTION
The undersigned, being the [•] of Mechanics Bancorp, hereby certifies that the foregoing is a true and correct copy of the Amended & Restated Bylaws adopted by resolution of the Board of Directors of the corporation, pursuant to RCW 23B.10.200, on [•].
[•]
[•]

Annex B
FINAL FORM
FORM OF

FOURTH AMENDED AND RESTATED ARTICLES OF INCORPORATION
OF
MECHANICS BANCORP

ARTICLE 1. NAME
The name of the corporation is Mechanics Bancorp (the “corporation”).
ARTICLE 2. STOCK, VOTING RIGHTS
2.1 AUTHORIZED SHARES. The corporation shall have authority to issue 1,900,000,000 shares of common stock and 120,000 shares of preferred stock. The shares of common stock shall consist of and be divided into two classes, 1,897,500,000 shares of which shall be designated Class A Common Stock having no par value (“Class A Common Stock”) and 2,500,000 shares of which shall be designated Class B Common Stock having no par value (“Class B Common Stock”). For the avoidance of doubt, the shares of common stock authorized by the Third Amended and Restated Articles of Incorporation, dated as of July 25, 2019, are the “Class A Common Stock.”
2.1.1. Rights of Common Shares. Except as expressly provided in this Article 2, the rights, preferences, limitations and voting powers of the Class A Common Stock and Class B Common Stock shall be in all respects and for all purposes and in all circumstances absolutely and completely identical; provided, if the corporation shall in any manner split, subdivide or combine the outstanding shares of Class A Common Stock or Class B Common Stock, the outstanding shares of the other class shall likewise be split, subdivided or combined in the same manner proportionately and on the same basis per share; provided, further, that, without otherwise limiting the rights of the corporation to issue a share dividend or distribution on the Class A Common Stock or Class B Common Stock that is payable in another class or series under 23B.06.230 of the Revised Code of Washington (“RCW”), no dividend or distribution shall be declared on the Class B Common Stock that is payable in shares of Class A Common Stock, and no dividend or distribution shall be declared on the Class A Common Stock that is payable in shares of Class B Common Stock, but instead, in the case of a stock dividend or distribution that is declared on the common stock, such dividend or distribution shall be received in like stock (or in such other form as the Board of Directors of the corporation may determine in accordance with applicable law), with record holders of Class A Common Stock receiving Class A Common Stock, and record holders of Class B Common Stock receiving a number of shares of Class B Common Stock equal to the inverse of the Deemed Conversion Ratio for each share of Class A Common Stock issued by dividend or distribution to record holders of Class A Common Stock (and if such event, or any other adjustment under these Articles of Incorporation, results in the issuance of a fractional share of Class B Common Stock, the holder of any such fractional share shall be entitled to exercise the rights of a shareholder with respect to such fractional share in accordance with applicable law). The “Deemed Conversion Ratio” shall be ten (10) shares of Class A Common Stock per share of Class B Common Stock (and the inverse of the Deemed Conversion Ratio shall be one-tenth (1/10)), in each case as adjusted, if appropriate, for any stock split, subdivision or combination in accordance with these Articles of Incorporation. Without limiting the foregoing:
(a) each share of common stock held as of the applicable record date on any matter that is submitted to a vote of the shareholders of the corporation (including, without limitation, any matter voted on at a shareholders’ meeting or by written consent) shall be entitled to one vote per share and shall vote as a single voting group except as required by applicable law or as expressly provided herein; provided that the holders of each outstanding class or series of shares of the corporation (other than as may be fixed or determined with respect to any series of preferred stock) shall not be entitled to vote as a separate voting group (i) on any amendment to the Articles of Incorporation with respect to which such class or series would otherwise be entitled under RCW 23B.10.040(1)(a) to vote as a separate voting group (or RCW 23B.10.040(1)(e) or (f) with respect to the creation of, or amendment of rights with respect to, preferred stock) if a vote would be required, or (ii) on any plan of merger, share exchange or any other corporate action with respect to which such class or series would otherwise be entitled under RCW 23B.11A.041(1)(a)(i) or (b) to vote as a separate voting group;

(b) subject to the provisos in Section 2.1.1, each share of common stock shall share equally and ratably in such dividends or distribution (whether payable in cash or otherwise) as the Board of Directors of the corporation (the “Board of Directors”) may from time to time declare on the common stock; provided that, in the event of such a dividend or distribution of cash or property (other than property that is Class B Common Stock), each share of Class B Common Stock shall be treated, solely for purposes of calculating the economic rights of such share and without there being any actual conversion of shares, as if each such share were converted, as of the record date of such dividend or distribution, into a number of shares of Class A Common Stock equal to the Deemed Conversion Ratio;
(c) in the event of a winding-up or dissolution of the corporation (whether voluntary or involuntary or for the purpose of an amalgamation, a reorganization, or otherwise) or upon any distribution of capital, each share of common stock shall be entitled to share equally and ratably in the surplus assets of the corporation, if any, remaining after the liquidation preference of any issued and outstanding shares ranking ahead of the common stock; provided that, in the event of such a winding-up or dissolution, each share of Class B Common Stock shall be treated, solely for purposes of calculating the economic rights of such share and without there being any actual conversion of shares, as if each such share were converted into a number of shares of Class A Common Stock equal to the Deemed Conversion Ratio; and
(d) subject to the provisos in Section 2.1.1, in the event of a merger or consolidation (other than any merger or consolidation in which the Class A Common Stock and Class B Common Stock are treated equally except that each receives securities that mirror the rights and other attributes applicable to each under these Articles of Incorporation other than in an immaterial respect) in which the Class A Common Stock is converted into shares, other securities, interests, obligations, rights to acquire shares, other securities or interests, cash, other property, or any combination of the foregoing, each share of Class B Common Stock shall be treated, solely for purposes of calculating the economic rights of such share and without there being any actual conversion of shares, as if each such share were converted into a number of shares of Class A Common Stock equal to the Deemed Conversion Ratio immediately prior to the merger or consolidation.
2.1.2. Conversion of Class B Common Stock into Class A Common Stock. Notwithstanding anything herein to the contrary, shares of Class B Common Stock shall not be convertible into shares of Class A Common Stock or any other class or series of voting securities (as the term is defined for purposes of the BHCA (as defined below)) of the corporation, except that each share of Class B Common Stock shall convert upon (but not before) the transfer thereof in a Permitted Regulatory Transfer (as defined below), with each share of Class B Common Stock converting automatically, without action by any holder or transferee of such shares, into a number of shares of fully paid and nonassessable shares of Class A Common Stock equal to the Deemed Conversion Ratio. Such conversion shall take effect simultaneously with the applicable Permitted Regulatory Transfer.
2.1.3. Mechanics of Conversion. Each holder of Class B Common Stock shall give prompt notice to the corporation of any Permitted Regulatory Transfer. After any Permitted Regulatory Transfer, the new holder of the shares of Class A Common Stock so converted shall present to the corporation such evidence of transfer as the corporation may reasonably request. The corporation may, from time to time, establish such policies and procedures relating to the administration of the dual class structure of the Class A Common Stock and Class B Common Stock, including, without limitation, the issuance of stock certificates or procedures with respect to book entry systems, as it deems necessary or advisable. The corporation may request that holders of shares of Class B Common Stock furnish affidavits, certificates or other proof to the corporation as it deems necessary to verify the ownership of Class B Common Stock and to confirm that a conversion of Class B Common Stock has not occurred. The corporation shall at all times reserve and keep available out of its authorized but unissued shares of Class A Common Stock, solely for the purpose of effecting the conversion of the shares of Class B Common Stock, such number of its shares of Class A Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of Class B Common Stock into shares of Class A Common Stock. If required by the corporation, any certificates surrendered for conversion shall be endorsed or accompanied by a written instrument or instruments of transfer, in form satisfactory to the corporation, duly executed by the registered holder or his, her or its attorney duly authorized in writing. At no time may any share of Class B Common Stock be converted at the option of the holder thereof.

2.1.4. Taxes Upon Conversion. The issuance of shares of Class A Common Stock upon conversion of shares of Class B Common Stock shall be made without charge for any stamp or other similar tax in respect of such issuance; provided that the holder effecting the applicable Permitted Regulatory Transfer shall pay or cause to be paid to the corporation the amount of any tax which may be payable in respect of any transfer involved in such issuance, or shall establish to the satisfaction of the corporation that such tax has been paid.
2.1.5. Treatment of Holders. Upon any conversion of shares of Class B Common Stock to Class A Common Stock, the person, persons, entity or entities entitled to receive the shares of Class A Common Stock upon such conversion shall be treated for all purposes as having become the holders of such shares of Class A Common Stock. When shares of Class B Common Stock have been converted into Class A Common Stock pursuant to this Article 2, they shall automatically be deemed authorized but unissued shares of Class B Common Stock, and shall cease to be outstanding, and dividends and distributions on such shares of Class B Common Stock shall cease to accrue or be due and all rights in respect of such shares shall terminate, other than (a) the right to receive, upon compliance with Section 2.1.3, appropriate evidence of the shares of Class A Common Stock into which such shares of Class B Common Stock have been converted and (b) on the appropriate payment date after the date of conversion, the amount of all dividends or other distributions payable with respect to such shares of Class B Common Stock with a record date prior to the date of conversion and a payment date subsequent to the date of conversion.
2.1.6. Class B Common Stock Protective Rights. Any amendment of or to the Articles of Incorporation that adversely affects the rights, preferences or powers of the Class B Common Stock, including in connection with or as a result of any merger, share exchange, consolidation, recapitalization, restructuring or other reorganization (other than any merger or consolidation or similar transaction in which (i) the Class A Common Stock and Class B Common Stock are treated equally except that each receives securities that mirror the rights and other attributes applicable to each under these Articles of Incorporation other than in an immaterial respect or (ii) the Class A Common Stock is converted into shares, other securities, interests, obligations, rights to acquire shares, other securities or interests, cash, other property, or any combination of the foregoing, and each share of Class B Common Stock is treated for purposes of calculating the economic rights of such share as if each such share were converted into a number of shares of Class A Common Stock equal to the Deemed Conversion Ratio immediately prior to the merger or consolidation or similar transaction), may only be completed if it has been approved by the affirmative vote of a majority of all of the votes entitled to be cast by holders of the shares of Class B Common Stock, voting as a separate voting group (in addition to any other required vote).
2.1.7. Definitions. As used in these Fourth Amended and Restated Articles of Incorporation (the “Articles of Incorporation”), the following terms have the meanings set forth below:
(a) “BHCA” means the Bank Holding Company Act of 1956, as amended and as interpreted and implemented by the Board of Governors of the Federal Reserve System, whether pursuant to regulation, interpretation or otherwise.
(b) “BHC Affiliate” means the affiliate of a holder of shares of Class B Common Stock, as “affiliate” is defined under the BHCA.
(c) “Permitted Regulatory Transfer” means (1) a transfer that is part of a widespread public distribution (including assignment to a single party (e.g., broker or investment banker) for the purposes of conducting a widespread public distribution); (2) a transfer to the corporation; (3) a transfer in which no transferee (or group of associated transferees) would acquire Class A Common Stock and/or Class B Common Stock in an amount that, after the conversion of such Class B Common Stock into Class A Common Stock, is (or represents) two percent (2%) or more of the outstanding securities of any class of voting securities (as such term is defined and such percentage is calculated for purposes of the BHCA) of the corporation; or (4) a transfer to a person or entity that would control greater than fifty percent (50%) of every class of voting securities (as such term is defined and such percentage is calculated for purposes of the BHCA) of the corporation (with the Class A Common Stock and Class B Common Stock being deemed a single class for purposes of this clause (4)), without any transfer from the transferor, excluding, in each case of clauses (1) through (4) a transfer by a holder of shares of Class B Common Stock to a person that is a BHC Affiliate.

2.2 PREFERRED STOCK. Shares of preferred stock may be issued from time to time in one or more series. The Board of Directors is hereby authorized to fix the designations and powers, preferences and relative participating, optional or other rights, if any, and qualifications, limitations or other restrictions thereof, including, without limitation, the dividend rate (and whether dividends are cumulative), conversion rights, if any, voting rights and terms of redemption (including sinking fund provisions, if any), redemption price and liquidation preferences of any wholly unissued series of preferred stock and the number of shares constituting any such series and the designation thereof, or any of them, and to increase or decrease the number of shares of any series subsequent to the issue of shares of that series, but not below the number of shares of such series then outstanding.
2.3 PREEMPTIVE RIGHTS. Shareholders of the corporation shall not have preemptive rights to acquire additional shares issued by the corporation.
2.4 CUMULATIVE VOTING. The right to cumulate votes in the election of directors shall not exist with respect to shares of stock of the corporation.
ARTICLE 3. DIRECTORS
3.1 DESIGNATION. The number of directors of the corporation shall be fixed by the Bylaws and may be increased or decreased from time to time in the manner specified therein.
3.2 LIMITATION ON LIABILITY. To the fullest extent that the Washington Business Corporation Act permits the elimination or limitation of liability of directors pursuant to RCW 23B.08.320, as it or its successor statute may be amended from time to time, a director of the corporation shall not be liable to the corporation or its shareholders for monetary damages for conduct as a director.
3.3 DIRECTOR TERMS. Each director standing for election shall be elected annually for a one-year term expiring at the next succeeding annual meeting of shareholders and until his or her respective successor has been duly elected and qualified.
ARTICLE 4. BYLAWS
The Bylaws of the corporation may be amended or repealed, and new Bylaws may be adopted, either:
4.1.1. by the shareholders at an annual or special meeting, provided that notice of the meeting includes a description of the proposed change to the Bylaws; or
4.1.2. by the Board of Directors, except to the extent such power is reserved to the shareholders by law, or unless the shareholders, in amending, or repealing a particular bylaw, provide expressly that the Board of Directors may not amend or repeal that bylaw.
ARTICLE 5. MAJOR CORPORATE CHANGES
Except as otherwise set forth in Article 2, if a vote of the shareholders is required to authorize any of the following matters, such matter must be approved by the affirmative vote of a majority of all the votes entitled to be cast on such matter and, to the degree a separate vote of a voting group is entitled by law to approve the matter, unless otherwise expressly provided herein, the majority of all the votes entitled be cast by such voting group on such matter of the corporation:
5.1.1. Amendment of the Articles of Incorporation (including as set forth in RCW 23B.10.030(5)(a)(i));
5.1.2. The adoption of a plan of merger or share exchange (including as set forth in RCW 23B.11A.040(5)(a)(i));
5.1.3. The sale, lease, exchange or other disposition of all or substantially all of the property of the corporation, other than in the usual and regular course of business (including as set forth in RCW 23B.12.020(8)(a)(i)); and
5.1.4. Dissolution of the corporation (including as set forth in RCW 23B.14.020(5)).
ARTICLE 6. SHAREHOLDER ACTION WITHOUT A MEETING
6.1 PERMITTED. Action required or permitted to be taken at a meeting of the shareholders of the corporation may be taken without a meeting or a vote if such action is evidenced by one or more written consents describing the action taken and signed by shareholders holding of record or otherwise entitled to vote in the aggregate not less than the minimum number of votes that would be necessary to authorize such action at a meeting at which all shares entitled to vote on the action were present and voted. Every written consent shall bear the date of signature of each shareholder who signs the consent. A written consent is not effective to take the action referred to in the consent unless, within sixty (60) days of the earliest dated consent delivered to the corporation, written consents signed by a sufficient number of shareholders to take action are delivered to the corporation.
6.2 NOTICE. Notice of any action taken or to be taken without a meeting by less than a unanimous written consent of all shareholders entitled to vote on the action must be given at least ten (10) days before the date on which the action becomes effective, to all shareholders entitled to vote on the action who have not consented in writing. The notice shall be in writing, and shall contain or be accompanied by the same material that would have been required to be sent with notice of a meeting at which the proposed action would have been submitted for shareholder action.
6.3 WITHDRAWAL. A shareholder may withdraw consent only by delivering a written notice of withdrawal to the corporation prior to the time when consents sufficient to authorize taking the action have been delivered to the corporation.
6.4 EFFECTIVE DATE. Unless the written shareholder consent specifies a later effective date, action taken under this Article 6 is effective when both: (a) consents sufficient to authorize taking the action have been delivered to the corporation, and (b) the notice requirement under Section 6.2, if applicable, has been satisfied.
ARTICLE 7. INDEMNIFICATION
7.1 INDEMNITEE. The term “Indemnitee” used in this Article 7 shall mean any person who was or is threatened to be made a party to or is otherwise involved (including, without limitation, as a witness) in any actual or threatened action, suit, or proceeding, whether civil, criminal, administrative, or investigative, by reason of the fact that he or she is or was a director or officer of the corporation or, being or having been a director or officer, he or she is or was serving at the request of the corporation as a director, trustee, officer, employee, or agent of another corporation or a partnership, joint venture, trust, or other enterprise, including service with respect to employee benefit plans, whether the basis of such proceeding is alleged action in an official capacity as a director, trustee, officer, employee, or agent or in any other capacity while serving as director, trustee, officer, employee, or agent.
7.2 RIGHT TO INDEMNIFICATION.
7.2.1. Scope. Each Indemnitee shall be indemnified and held harmless by the corporation, to the full extent permitted by applicable law as then in effect, against all expenses, liability, and loss (including attorneys’ fees, judgments, fines, penalties, and amounts to be paid in settlement) actually and reasonably incurred or suffered by such person in connection therewith. Except as provided in Section 7.2.2(b) below, the determination otherwise required by RCW 23B.08.550 shall not be required in connection with indemnification pursuant to this Section 7.2.1.
7.2.2. Exceptions.
(a) Such right of indemnification shall not exist where the act or omission of the Indemnitee involves (i) intentional misconduct or a knowing violation of the law, (ii) a violation of RCW 23B.08.310 (as now in effect or as it may hereafter be amended), or (iii) any transaction in which the Indemnitee received or will receive a benefit in money, property, or services to which he or she is not legally entitled.
(b) Such right of indemnification shall also not exist where the act or omission of the Indemnitee involves recklessness, unless the corporation elects by resolution of its shareholders to provide such indemnification pursuant to RCW 23B.08.550(2)(d) (as now in effect or as it may hereafter be amended).
7.2.3. Continuation After Separation. Such right of indemnification shall continue as to a person who has ceased to be a director, trustee, officer, employee, or agent and shall inure to the benefit of his or her heirs, executors, and administrators.
7.2.4. Proceeding by Indemnitee. Except as provided in Section 7.3, such right of indemnification shall not exist where the Indemnitee seeks indemnification in connection with a proceeding (or part thereof) initiated by such Indemnitee unless such proceeding (or part thereof) was authorized by the Board of Directors prior to its initiation.
7.2.5. Contract Right, Expenses. The right of indemnification conferred in this Section 7.2 shall be a contract right and shall include the right to have the corporation pay the expenses incurred in defending any such proceeding in advance of its final disposition; provided, however, that the payment of such expenses in advance of the final disposition of a proceeding shall be made only upon delivery to the corporation of an undertaking, by or on behalf of the Indemnitee, to repay all amounts so advanced if it shall ultimately be determined that the Indemnitee is not entitled to be Indemnified under this Section 7.2 or otherwise.
7.3 RIGHT OF CLAIMANT TO BRING SUIT. If a claim under Section 7.2 is not paid in full by the corporation within sixty (60) days after a written claim has been received by the corporation, except in the case of a claim for expenses incurred in defending a proceeding, in advance of its final disposition, in which case the applicable period shall be twenty (20) days, the claimant may at any time thereafter bring suit against the corporation to recover the unpaid amount of the claim and, to the extent successful in whole or in part, the claimant shall also be entitled to reimbursement for the expenses of prosecuting such claim. The claimant shall be presumed to be entitled to indemnification under this Article 7 upon submission of a written claim (and, in an action brought to enforce a claim for expenses incurred in defending any proceeding, in advance of its final disposition, where the required undertaking has been tendered to the corporation), and thereafter the corporation shall have the burden of proving by a preponderance of the evidence that the claimant is not so entitled. Neither the failure of the corporation (including the Board of Directors, independent legal counsel, or its shareholders) to have made a determination prior to the commencement of such action that indemnification of or reimbursement or advancement of expenses to the claimant is proper in the circumstances nor an actual determination by the corporation (including the Board of Directors, independent legal counsel, or its shareholders) that the claimant is not entitled to indemnification or to the reimbursement or advancement of expenses shall be a defense to the action or create a presumption that the claimant is not so entitled.
7.4 NONEXCLUSIVITY OF RIGHTS. The right to indemnification and the payment of expenses incurred in defending a proceeding in advance of its final disposition conferred in this Article 7 shall not be exclusive of any other right which any person may have or hereafter acquire under any statute, provision of the Articles of Incorporation, Bylaws, agreement, vote or consent of shareholders or disinterested directors, or otherwise.
7.5 INSURANCE, CONTRACT, AND FUNDING. The corporation may maintain insurance at its own expense to protect itself and any Indemnitee against any expense, liability, or loss against which the corporation has the power to indemnify pursuant to this Article 7. In addition, the corporation may maintain insurance against such expense, liability, or loss whether or not the corporation would have the power to provide indemnification under the Washington Business Corporation Act. The corporation may, without further shareholder action, enter into contracts with any director or officer of the corporation in furtherance of the provision is of this Article 7 and may create trust funds, grant security interests in corporate assets, provide letters of credit, and use such other means as the corporation deems necessary or appropriate to ensure that indemnification is provided under this Article 7.
7.6 INDEMNIFICATION OF EMPLOYEES AND AGENTS OF THE CORPORATION. The corporation may, by action of the Board from time to time, provide indemnification and pay expenses in advance of the final disposition of a proceeding to or on behalf of employees and agents of the corporation with the same scope and effect as the provisions of this Article 7 with respect to the indemnification and advancement of expenses of directors and officers of the corporation or pursuant to rights granted pursuant to, or provided by, the Washington Business Corporation Act or otherwise.
ARTICLE 8. REGISTERED OFFICE AND AGENT
8.1 OFFICE AND AGENT. The name of the initial registered agent of the corporation and the address of its initial registered office are as follows: [•].

IN WITNESS WHEREOF, the corporation has caused these Amended and Restated Articles of Incorporation to be executed this [•] day of [•], [•].

[•]

CERTIFICATE REGARDING
FOURTH AMENDED AND RESTATED ARTICLES OF INCORPORATION
OF MECHANICS BANCORP
Pursuant to the provisions of Section 23B.10.060 and 23B.10.070 of the Washington Business Corporation Act, the undersigned, who is the duly elected, qualified, and acting [•] of Mechanics Bancorp, a Washington corporation (the “Corporation”), hereby certifies that:
1.	The name of the Corporation is Mechanics Bancorp, a Washington corporation.
2.
The Third Restated Articles of Incorporation of HomeStreet, Inc. filed on July 25, 2019 are amended and restated in their entirety and replaced with the Fourth Amended and Restated Articles of Incorporation of the Corporation as set forth hereto (the “Fourth Amended and Restated Articles”).

3.
The Fourth Amended and Restated Articles were duly approved by the Board of Directors of the Corporation on [•] and by the shareholders of the Corporation in accordance with the provisions of RCW 23B.10.030 and 23B.10.040 on [•].

4.	These Fourth Amended and Restated Articles shall be effective as of [•].
EXECUTED this [•] day of [•], [•].

[•]
[•]

[•]

Annex C
FINAL FORM
AMENDED & RESTATED BYLAWS

OF

MECHANICS BANCORP

AMENDED & RESTATED BYLAWS
OF
MECHANICS BANCORP
ARTICLE 1.
SHAREHOLDERS
1.1 ANNUAL MEETING.
The annual meeting of the shareholders of Mechanics Bancorp (the “corporation”) shall be held on a date and at a time to be set by the Board of Directors of the corporation (the “Board”), for the purposes of electing directors and transacting such other business as may come before the meeting. The failure to hold an annual meeting at the time stated in these Amended and Restated Bylaws (as amended from time to time in accordance with the terms hereof, these “Bylaws”) does not affect the validity of any corporate action.
1.2 SPECIAL MEETINGS.
(a) A special meeting of shareholders may be called at any time only by (i) the Board, (ii) the Chair of the Board (the “Chair”), (iii) the President of the corporation (the “President”) or (iv) the Secretary of the corporation (the “Secretary”) upon the request of one or more shareholders holding at least ten percent (10%) of all votes entitled to be cast on any issue proposed to be considered at the proposed special meeting on the matter or matters proposed to be brought before the proposed special meeting; provided, however, that a special meeting requested by one or more shareholders pursuant to this Section 1.2 (a “Shareholder Requested Special Meeting”) shall be called by the Secretary only if the shareholder(s) requesting such meeting comply with this Section 1.2 and applicable law. No business may be transacted at a special meeting of shareholders other than business that is either (A) Proposed Business (as defined below) stated in a valid Special Meeting Request (as defined below), (B) specified in the notice of meeting (or any supplement thereto) given by or at the direction of the Board or (C) otherwise properly brought before a special meeting by or at the direction of the Board or the chair of the meeting. For purposes hereof, a “Requesting Person” shall mean (x) the shareholder of record making the request to fix a Requested Record Date (as defined below) for the purpose of determining the shareholders entitled to request that the Secretary call a special meeting, (y) the beneficial owner or beneficial owners, if different from the shareholder of record, on whose behalf such request is made and (z) any affiliate of such shareholder of record or beneficial owner(s).
(b) No shareholder may request that the Secretary call a special meeting of shareholders pursuant to Section 1.2(a) unless a shareholder of record has first submitted a request in writing that the Board fix a record date (a “Requested Record Date”) for the purpose of determining shareholders entitled to request that the Secretary call such special meeting, which request shall be in proper form and delivered to the Secretary at the principal executive offices of the corporation. To be in proper form, such request shall:
i. Bear the signature and the date of signature by the shareholder of record submitting such request and set forth the name and address of such shareholder as they appear in the corporation’s books;
ii. Include (A) a reasonably brief description of the purpose or purposes of the special meeting and the business proposed to be conducted at the special meeting (the “Proposed Business”), the reasons for conducting the Proposed Business at the special meeting and any material interest in the Proposed Business of each Requesting Person and (B) a reasonably detailed description of all agreements, arrangements and understandings (x) between or among any of the Requesting Persons or (y) between or among any Requesting Person and any other person or entity (including their names) in connection with the request for the special meeting or the Proposed Business; and
iii. As to each Requesting Person, include the information required to be set forth in a notice under Sections 1.12(c)(i), (ii) and (iv) of these Bylaws, except that for purposes of this Section 1.2(b), the term “Requesting Person” shall be substituted for the term “Noticing Shareholder” in all places it appears in Section 1.12 of these Bylaws.
(c) Within ten (10) business days after the Secretary receives a request to fix a Requested Record Date in proper form and otherwise in compliance with this Section 1.2 from any shareholder of record, the Board may adopt a resolution fixing a Requested Record Date for the purpose of determining the shareholders entitled to request that the Secretary call a special meeting, which date shall not precede the date upon which the resolution fixing the

Requested Record Date is adopted by the Board. Notwithstanding anything in this Section 1.2(c) to the contrary, no Requested Record Date shall be fixed if the Board determines that the request or requests that would otherwise be submitted following such Requested Record Date could not comply with the requirements set forth in clause (ii) or (iv) of Section 1.2(e) below.
(d) Without qualification, a special meeting of the shareholders shall not be called pursuant to Section 1.2(a) unless one or more shareholders as of the Requested Record Date holding at least ten percent (10%) of all votes entitled to be cast on any issue proposed to be considered at the proposed special meeting on the matter or matters proposed to be brought before the proposed special meeting (the “Requisite Percentage”) timely provide one or more requests to call such special meeting in writing and in proper form to the Secretary at the principal executive offices of the corporation. To be timely, a shareholder’s request to call a special meeting must be delivered to the Secretary at the principal executive offices of the corporation not later than the sixtieth (60th) day following the Requested Record Date. To be in proper form for purposes of this Section 1.2(d), a request to call a special meeting shall include the signature and the date of signature by the shareholder submitting such request and set forth (i) if such shareholder is a shareholder of record, the name and address of such shareholder as they appear in the corporation’s books and if such shareholder is not a shareholder of record, the name and address of such shareholder, (ii) the Proposed Business, (iii) the text of the Proposed Business (including the text of any resolutions proposed for consideration), (iv) the reasons for conducting the Proposed Business at the special meeting and (v) except for any Solicited Shareholder (as defined below), the following:
i. (A) Any material interest in the Proposed Business of the shareholder of record submitting such request, or if different from the shareholder of record, the beneficial owner or beneficial owners submitting such request or any affiliate of such shareholder of record or beneficial owner(s) (any such person covered by this clause (A), a “Calling Person”) and (B) a reasonably detailed description of all agreements, arrangements and understandings (x) between or among any of the Calling Persons (other than Solicited Shareholders) or (y) between or among any Calling Person and any other person or entity (including their names) in connection with the special meeting or the Proposed Business; and
ii. As to each Calling Person, the information required to be set forth in a notice under Sections 1.12(c)(i), (ii) and (iv) of these Bylaws, except that for purposes of this Section 1.2(d), the term “Calling Person” shall be substituted for the term “Noticing Shareholder” in all places it appears in Section 1.12 of these Bylaws.
For purposes hereof, “Solicited Shareholder” means any shareholder that has provided a request to call a special meeting in response to a solicitation made pursuant to, and in accordance with, Section 14 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations promulgated thereunder (the “Proxy Rules”) by way of a definitive consent solicitation statement filed on Schedule 14C (any such shareholder, a “Solicited Shareholder”), and “Special Meeting Request” refers to a request to call a special meeting that is delivered to the Secretary by a shareholder as of the Requested Record Date and is timely and in proper form under this Section 1.2.
(e) The Secretary shall not accept, and shall consider ineffective, any Special Meeting Request that (i) does not comply with this Section 1.2, (ii) relates to an item of business to be transacted at the special meeting that is not a proper subject for shareholder action under applicable law, (iii) includes an item of business to be transacted at such meeting that did not appear on the written request that resulted in the determination of the Requested Record Date or (iv) otherwise does not comply with applicable law.
(f) A shareholder may revoke a Special Meeting Request by written revocation delivered to the Secretary at any time prior to the Shareholder Requested Special Meeting. If written revocation(s) of the Special Meeting Request have been delivered to the Secretary and the result is that shareholders holding less than the Requisite Percentage have delivered to the Secretary, and not revoked, Special Meeting Requests: (i) if the notice of meeting has not already been mailed to shareholders, the Secretary shall refrain from mailing the notice of the Shareholder Requested Special Meeting or (ii) if the notice of meeting has already been mailed to shareholders, the Secretary shall revoke the notice of the meeting. If, subsequent to the revocation of the notice of meeting pursuant to clause (ii) of the preceding sentence (but, in any event, on or prior to the sixtieth (60th) day after the Requested Record Date), the Secretary has received Special Meeting Requests from shareholders holding the Requisite Percentage, then, at the Board’s option, either (x) the original record date, meeting date and time, and location for the Shareholder Requested Special Meeting set in accordance with Section 1.2(g) below shall apply with respect to the Shareholder Requested Special Meeting or (y) the Board may disregard the original record date, meeting date and time, and location for the

Shareholder Requested Special Meeting from those originally set in accordance with Section 1.2(g) below and, within ten (10) days following the date on which the Secretary has received the Special Meeting Requests from shareholders holding the Requisite Percentage, set a new record date, meeting date and time, and location for the Shareholder Requested Special Meeting (and in such case notice of the Shareholder Requested Special Meeting shall be given in accordance with Section 1.4 below).
(g) Subject to Section 1.2(f) above, within ten (10) days following the date on which the Secretary has received Special Meeting Requests in accordance with this Section 1.2 from shareholders holding the Requisite Percentage, the Board shall fix the record date, meeting date and time, and location for the Shareholder Requested Special Meeting; provided, however, that the date of any such Shareholder Requested Special Meeting shall not be more than ninety (90) days after the date on which valid Special Meeting Requests from shareholders holding the Requisite Percentage are delivered to the Secretary (and are not revoked). Notwithstanding anything in these Bylaws to the contrary, the Board may submit its own proposal or proposals for consideration at any Shareholder Requested Special Meeting. Subject to Section 1.2(f) above, the record date for the Shareholder Requested Special Meeting shall be fixed in accordance with Section 1.11 below, and the Board shall provide notice of the Shareholder Requested Special Meeting in accordance with Section 1.4 below.
(h) In connection with a Shareholder Requested Special Meeting called in accordance with this Section 1.2, the shareholders of record (except for any Solicited Shareholder) who requested that the Board fix a Requested Record Date in accordance with Section 1.2(b) or the shareholders who delivered a Special Meeting Request to the Secretary in accordance with Section 1.2(d) shall further update the information previously provided to the corporation in connection with such request, if necessary, so that the information provided or required to be provided in such request pursuant to this Section 1.2 remains true and correct as of the record date for shareholders entitled to vote at the Shareholder Requested Special Meeting and as of the date that is ten (10) business days prior to the Shareholder Requested Special Meeting or any adjournment or postponement thereof, and such update shall be delivered to the Secretary at the principal executive offices of the corporation not later than 5:00 p.m. Pacific Time five (5) business days after the record date for shareholders entitled to vote at the Shareholder Requested Special Meeting (in the case of the update required to be made as of such record date) and not later than 5:00 p.m. Pacific Time eight (8) business days prior to the date for the Shareholder Requested Special Meeting or, if practicable, any adjournment or postponement thereof (and, if not practicable, on the first practicable date prior to the date to which the Shareholder Requested Special Meeting has been adjourned or postponed) (in the case of the update required to be made as of ten (10) business days prior to the Shareholder Requested Special Meeting or any adjournment or postponement thereof).
(i) Notwithstanding anything in these Bylaws to the contrary, the Secretary shall not be required to call a special meeting except in accordance with this Section 1.2. If the Board determines that any request to fix a Requested Record Date or Special Meeting Request was not properly made in accordance with this Section 1.2, or determines that the shareholders of record requesting that the Board fix such Requested Record Date or shareholders making the Special Meeting Request have not otherwise complied with this Section 1.2, then the Board shall not be required to fix such Requested Record Date, to fix a special meeting record date or to call and hold a special meeting. In addition to the requirements of this Section 1.2, each Requesting Person and shareholder making a Special Meeting Request shall comply with all requirements of applicable law, including all requirements of the Exchange Act, with respect to any request to fix a Requested Record Date or to call a special meeting.
(j) If none of the shareholders who submitted the Special Meeting Request appear at the Shareholder Requested Special Meeting to present any of the Proposed Business, the chairman of the meeting need not present such Proposed Business for a vote at the meeting, notwithstanding that proxies in respect of such vote may have been received by the corporation.
1.3 PLACE OF MEETING.
All meetings shall be held at the principal office of the corporation or at such other place within or without the State of Washington as may be designated by the Chair, the President, or the Board, pursuant to proper notice.
1.4 NOTICE OF MEETING.
Written or electronic notice of each meeting of shareholders shall be delivered to each shareholder entitled to vote at the meeting, stating the place, day, and hour of the meeting and, in the case of a special meeting, the purpose or purposes for which the meeting is called. Such notice shall be given no fewer than ten (10) days and nor more than sixty (60) days before the meeting date, except that notice of a shareholders meeting to act on an amendment to the Amended and Restated Articles of Incorporation of the corporation (as the same may be amended from time to time, including by any certificate of designation creating a series of preferred stock, the “Articles of Incorporation”), a plan of merger or share exchange, a proposed disposition of all or substantially all of the property and assets of the corporation, or the dissolution of the corporation shall be given no fewer than twenty (20) days nor more than sixty (60) days before the meeting date.
1.5 WAIVER OF NOTICE.
A shareholder may waive any notice required to be given by these Bylaws or by the Articles of Incorporation before or after the meeting that is the subject of such notice. A valid waiver is created by any of the following three methods: (a) by the shareholder entitled to the notice delivering to the corporation for inclusion in the corporate records a waiver that is either (i) in an executed and dated record or (ii) if the corporation has designated an address, location, or system to which the waiver may be electronically transmitted and the waiver is electronically transmitted to the designated address, location, or system, in an executed and dated electronically transmitted record; (b) attendance at the meeting, unless the shareholder at the beginning of the meeting objects to the holding of the meeting or the transaction of business at the meeting; or (c) failure to object at the time of presentation of a matter not within the purpose or purposes described in the meeting notice, assuming the shareholder is present at the meeting at such time.
1.6 QUORUM; ADJOURNMENT AND POSTPONEMENT.
(a) Unless otherwise required by law, a majority of the outstanding votes entitled to be cast by holders of shares entitled to vote on a matter, represented in person or by proxy, shall constitute a quorum at a shareholders meeting for action on that matter. Once a share is represented for any purpose at a meeting, other than solely to object to the holding of the meeting or to the transaction of business at the meeting, it is deemed to be present for quorum purposes for the remainder of the meeting and for any adjournment of that meeting, unless a new record date is or must be set for the adjourned meeting. A majority of the outstanding votes so represented at a meeting may adjourn the meeting without further notice, subject to such limitation as may be imposed under the laws of the State of Washington. At any adjourned meeting at which a quorum is present, any business may be transacted which might have been transacted at the originally scheduled meeting.
(b) The Board may, at any time prior to the holding of an annual or special meeting of shareholders and for any reasonable reason, postpone or cancel any previously scheduled annual or special meeting of shareholders other than any validly called Shareholder Requested Special Meeting. The chair of the meeting or the Board may from time to time adjourn any annual or special meeting for any reasonable reason and to any other date, time and place. For any adjournment or postponement of an annual or special meeting, notice need not be given of the new date, time or place if the new date, time or place is announced at the meeting before the adjournment or postponement, unless a new record date for the adjourned or postponed meeting is or must be fixed pursuant to the Washington Business Corporation Act, as amended (the “Washington Business Corporation Act”).
1.7 PROXIES.
At all shareholders meetings a shareholder may vote in person or by proxy granted in the form of either (a) an executed writing by the shareholder or by his or her attorney in fact or (b) an electronic transmission sent in accordance with the Washington Business Corporation Act. An appointment of proxy is effective when a signed appointment form or an electronic transmission (or documentary evidence thereof, including verification information) is received by the person authorized to tabulate votes for the corporation. Such proxy shall be filed with the Secretary before or at the time of the meeting. Unless a longer period is expressly provided in the appointment form, a proxy shall be invalid after eleven (11) months from the date of its execution.
1.8 VOTING OF SHARES; REQUIRED VOTE.
(a) Each class or series of shares of the corporation shall have the voting powers set forth for such class or series in, or pursuant to, the Articles of Incorporation.
(b) At any meeting of shareholders at which a quorum exists, for all matters other than the election of directors, action on such matter is approved if the votes cast favoring the action exceed the votes cast opposing the action, unless a greater number of affirmative votes is required by law or by the Articles of Incorporation.

(c) At any meeting of shareholders at which quorum exists, for the election of directors, the corporation elects to be governed by RCW 23B.10.205 as set forth in this Section 1.8(c). In any election of directors that is not a contested election, the candidates elected are those receiving a majority of votes cast. For purposes of this Section 1.8(c), a “majority of votes cast” means that the number of votes cast “for” a director nominee must exceed the number of votes cast “against” that director nominee. The following shall not be considered votes cast for this purpose: (i) a share whose ballot is marked as withheld, (ii) a share otherwise present at the meeting but for which there is an abstention, and (iii) a share otherwise present at the meeting as to which a shareholder of record gives no authority or direction. A nominee for director in an election that is not a contested election who does not receive a majority of votes cast, but who was a director at the time of the election, shall continue to serve as a director for a term that shall terminate on the date that is the earlier of (A) ninety (90) days from the date on which the voting results of the election are determined, (B) the date on which an individual is selected by the Board to fill the office held by such director, which selection shall be deemed to constitute the filling of a vacancy by the Board, or (C) the date on which the director’s resignation is accepted by the Board. In a contested election, the directors shall be elected by a plurality of the votes cast. For purposes of this Section 1.8(c), a “contested election” is any meeting of the shareholders for which (1) the Secretary of the corporation receives a notice that a shareholder has nominated a person for election to the Board in compliance with the advance notice requirements for shareholder nominees for director set forth in Section 1.12 of these Bylaws, (2) such nomination has not been withdrawn by such shareholder on or prior to the last date that a notice of nomination for such meeting is timely as determined under Section 1.12, and (3) the Board has not determined before the notice of meeting is given that the shareholder’s nominee(s) do not create a bona fide election contest. For purposes of clarity and to resolve any ambiguity under RCW 23B.10.205, it is assumed that for purposes of determining the number of director nominees, on the last day for delivery of a notice under Section 1.12, there is a candidate nominated by the Board for each of the director positions to be voted on at the meeting. Nothing in this Section 1.8(c) is intended to limit the authority of the Board to determine that a bona fide election contest does not exist, in which event it shall disclose the applicable voting regime in the notice of meeting or, if such determination occurs after such notice has been sent, send a new notice which shall include disclosure of the applicable voting regime.
1.9 CONDUCT OF MEETINGS.
(a) Meetings of shareholders shall be presided over by the Chair, if any, or in the Chair’s absence by a person designated by the Board. The Secretary shall act as secretary of the meeting, but in the Secretary’s absence, the chair of the meeting may appoint any person to act as secretary of the meeting.
(b) The chair of the meeting may prescribe such rules, regulations and procedures and take such actions as, in the discretion of the chair of the meeting and without any action by the shareholders, are appropriate for the proper conduct of the meeting, including: (i) restricting admission to the time set for the commencement of the meeting; (ii) limiting attendance at the meeting to shareholders of record, their duly authorized proxies and such other individuals as the chair of the meeting may determine; (iii) limiting participation at the meeting on any matter to shareholders of record entitled to vote on such matter, their duly authorized proxies and other such individuals as the chair of the meeting may determine; (iv) limiting the time allotted to questions or comments; (v) determining when and for how long the polls should be opened and when the polls should be closed; (vi) maintaining order and security at the meeting; (vii) removing any shareholder or any other individual who refuses to comply with meeting procedures, rules or guidelines as set forth by the chair of the meeting; (viii) concluding the meeting or recessing or adjourning the meeting, whether or not a quorum is present, to a later date and time and at a place announced at the meeting; (ix) restricting the use of audio/video recording devices and cell phones; and (x) complying with any state and local laws and regulations concerning safety and security. Unless otherwise determined by the chair of the meeting, meetings of shareholders shall not be required to be held in accordance with the rules of parliamentary procedure.
1.10 MEETINGS BY REMOTE COMMUNICATION.
The shareholders may participate in a meeting of the shareholders by means of remote communication (including virtually), provided that all persons participating in the meeting can hear each other. Subject to the notice requirements of Section 1.4 above, such a meeting shall be considered a duly held shareholders meeting, and participation by such means shall constitute presence in person at the meeting.

1.11 RECORD DATE.
For the purpose of determining shareholders entitled to notice of or to vote at any meeting of shareholders or any adjournment thereof, of shareholders entitled to receive payment of any dividend, or in order to make a determination of shareholders for any other proper purpose, the Board may fix in advance a date as the record date for any such determination of shareholders, which, in the case of a meeting of shareholders, shall not, in any case, be more than seventy (70) days before the meeting. If no record date is fixed for the determination of shareholders entitled to notice of or to vote at a meeting of shareholders, the day before the date on which notice of the meeting is first delivered to shareholders shall be the record date. If no record date is fixed for the determination of shareholders entitled to receive payment of a dividend, the date on which the resolution of the Board declaring such dividend is adopted shall be the record date for such determination of shareholders. When a determination of shareholders entitled to vote at any meeting of shareholders has been made as provided in this section, such determination shall apply to any adjournment thereof unless the Board fixes a new record date, which it must do if the meeting is adjourned to a date more than one-hundred-twenty (120) days after the date fixed for the original meeting.
1.12 NOTICE OF SHAREHOLDER BUSINESS TO BE CONDUCTED AT AN ANNUAL MEETING OF SHAREHOLDERS
At any meeting of the shareholders of the corporation, only such business shall be conducted, and only such proposals shall be acted upon, as shall have been properly brought before the meeting. In order for a Noticing Shareholder (as defined below) to properly bring any item of business before an annual meeting of shareholders, the Noticing Shareholder must give timely notice thereof in writing to the Secretary in compliance with the requirements of this Section 1.12. This Section 1.12 shall constitute an “advance notice provision” for annual meetings for purposes of Rule 14a-4(c)(1) under the Exchange Act.
(a) For purposes of these Bylaws, the following terms shall have the following meanings:
i. “Affiliate” and “Associate” shall have the meanings ascribed thereto in Rule 405 under the Securities Act (as defined below); provided, however, that the term “partner” as used in the definition of “associate” shall not include any limited partner that is not involved in the management of the relevant partnership.
ii. “Compensation Arrangement” shall mean any direct or indirect compensatory payment or other financial agreement, arrangement or understanding with any person or entity other than the corporation, including any agreement, arrangement or understanding with respect to any direct or indirect compensation, reimbursement or indemnification in connection with candidacy, nomination, service or action as a nominee or as a director of the corporation.
iii. “Competitor” shall mean any entity that provides products or services that compete with or are alternatives to the principal products produced or services provided by the corporation or its affiliates.
iv. “Holder” shall mean a Noticing Shareholder and, if the Noticing Shareholder holds for the benefit of another, the beneficial owner on whose behalf the nomination or proposal is made.
v. “Nominee Holder” shall mean a person or entity that holds shares of the corporation in “street name” or through a nominee holder of record of such shares and can demonstrate to the corporation such indirect ownership of such shares and such nominee holder’s entitlement to vote such shares on such business.
vi. “Noticing Shareholder” shall mean a Nominee Holder and a Record Holder.
vii. “Public announcement” shall mean disclosure in a press release reported by a national news service or in a document publicly filed by the corporation with the SEC (as defined below) pursuant to Section 13, 14, or 15(d) of the Exchange Act and the rules and regulations thereunder.
viii. “Record Holder” shall mean a shareholder that holds of record shares of the corporation entitled to vote at the meeting.
ix. “SEC” means the U.S. Securities and Exchange Commission.
x. “Securities Act” shall mean the Securities Act of 1933, as amended.
xi. “Voting Commitment” shall mean any agreement, arrangement or understanding with, and any commitment or assurance to, any person or entity as to how a person, if elected as a director of the corporation, will act or vote on any issue or question.

(b) To be timely, a Noticing Shareholder’s notice shall be delivered to the Secretary at the principal executive offices of the corporation not earlier than 5:00 p.m. Pacific Time on the one-hundred-twentieth (120th) day and not later than 5:00 p.m. Pacific Time on the ninetieth (90th) day prior to the first anniversary of the preceding year’s annual meeting; provided, however, that, in the event, the date of the annual meeting is more than thirty (30) days before or more than sixty (60) days after the first anniversary of the preceding year’s annual meeting, then, to be timely, notice by the shareholder must be so delivered not earlier than 5:00 p.m. Pacific Time on the one-hundred-twentieth (120th) day prior to the date of such annual meeting and not later than 5:00 p.m. Pacific Time on the later of the ninetieth (90th) day prior to the date of such annual meeting or, if the first public announcement of the date of such annual meeting is less than one-hundred (100) days prior to the date of such annual meeting, the tenth (10th) day following the day on which public announcement of the date of such meeting is first made by the corporation. In no event shall any adjournment or postponement of an annual meeting, or the announcement thereof, commence a new time period for the giving of a Noticing Shareholder’s notice as described above.
(c) To be in proper form, whether in regard to a nominee for election to the Board or other business, a Noticing Shareholder’s notice to the Secretary must:
i. Set forth, as to each Holder, the following information together with a representation as to the accuracy of the information:
A. such Holder’s name and address as they appear on the corporation’s books and the name and address of such Holder’s affiliates or associates;
B. the class or series and number of shares of the corporation that are, directly or indirectly, owned of record by such Holder or any of its affiliates or associates, and the class or series and number of shares of the corporation that are, directly or indirectly, beneficially owned by such Holder or any of its affiliates or associates;
C. any option, warrant, convertible security, stock appreciation right, or similar right with an exercise or conversion privilege or a settlement payment or mechanism at a price related to any class or series of shares of the corporation or with a value derived in whole or in part from the value of any class or series of shares of the corporation, or any derivative or synthetic arrangement having the characteristics of a long position in any class or series of shares of the corporation, or any contract, derivative, swap or other transaction or series of transactions designed to produce economic benefits and risks that correspond substantially to the ownership of any class or series of shares of the corporation, including due to the fact that the value of such contract, derivative, swap or other transaction or series of transactions is determined by reference to the price, value or volatility of any class or series of shares of the corporation, whether or not such instrument, contract or right shall be subject to settlement in the underlying class or series of shares of the corporation, through the delivery of cash or other property, or otherwise, and without regard to whether the Holder, or any of its affiliates or associates, may have entered into transactions that hedge or mitigate the economic effect of such instrument, contract or right, or any other direct or indirect opportunity to profit or share in any profit derived from any increase or decrease in the value of shares of the corporation (any of the foregoing, a “Derivative Instrument”) that is directly or indirectly owned beneficially by the Holder or any of its affiliates or associates and any other direct or indirect opportunity to profit or share in any profit derived from any increase or decrease in the value of shares of the corporation;
D. any proxy, contract, arrangement, understanding or relationship pursuant to which such Holder, or any of its affiliates or associates, has any right to vote or has granted a right to vote any security of the corporation;
E. any agreement, arrangement, understanding or relationship, including any repurchase or so-called “stock borrowing” agreement or arrangement, involving such Holder or any of its affiliates or associates, directly or indirectly, the purpose or effect of which is to mitigate loss to, reduce the economic risk (of ownership or otherwise) of any class or series of the shares of the corporation by, manage the risk of share price changes for, or increase or decrease the voting power of, such Holder or any of its affiliates or associates with respect to any class or series of the shares of the corporation, or which provides, directly or indirectly, the opportunity to profit or share in any profit derived from any decrease in the price or value of any class or series of the shares of the corporation (any of the foregoing, a “Short Interest”);

F. any rights to dividends on the shares of the corporation owned beneficially by the Holder or any of its affiliates or associates that are separated or separable from the underlying shares of the corporation;
G. any proportionate interest in shares of the corporation or Derivative Instruments held, directly or indirectly, by a general or limited partnership or limited liability company or similar entity in which the Holder or any of its affiliates or associates is a general partner or, directly or indirectly, beneficially owns an interest in a general partner, is the manager, managing member or, directly or indirectly, beneficially owns an interest in the manager or managing member of a limited liability company or similar entity;
H. any performance-related fees (other than an asset-based fee) to which such Holder or any of its affiliates or associates is entitled based on any increase or decrease in the value of shares of the corporation or Derivative Instruments, if any;
I. any significant equity interests or any Derivative Instruments or Short Interests in any Competitor held by such Holder or any of its affiliates or associates;
J. any direct or indirect interest of such Holder or any of its affiliates or associates in any contract with the corporation, any affiliate of the corporation or any Competitor (including, in any such case, any employment agreement, collective bargaining agreement or consulting agreement);
K. any arrangements, rights or other interests described in Sections 1.12(b)(i)(C)-(J) held by members of such Holder’s immediate family sharing the same household;
L. all information that would be required to be set forth in a Schedule 13D filed pursuant to Rule 13d-1(a) or an amendment pursuant to Rule 13d-2(a) if such a schedule were required to be filed by such Holder or any of its affiliates or associates;
M. any other information that would be required to be disclosed in a proxy statement, form of proxy or other filings required to be made by such Holder in connection with solicitations of proxies for, as applicable, the proposal or for the election of directors in a contested election pursuant to the Proxy Rules; and
N. any other information as reasonably requested by the corporation.
In addition, to be considered timely, a Noticing Shareholder’s notice shall further be updated, if necessary, so that the information provided or required to be provided in such notice remains true and correct as of the record date for the meeting and as of the date that is ten (10) business days prior to the meeting or any adjournment or postponement thereof, and such update shall be delivered to the Secretary at the principal executive offices of the corporation not later than 5:00 p.m. Pacific Time five (5) business days after the record date for the meeting (in the case of the update required to be made as of the record date) and not later than 5:00 p.m. Pacific Time eight (8) business days prior to the date for the meeting or, if practicable, any adjournment or postponement thereof (and, if not practicable, on the first practicable date prior to the date to which the meeting has been adjourned or postponed) (in the case of the update required to be made as of ten (10) business days prior to the meeting or any adjournment or postponement thereof). For the avoidance of doubt, the obligation to update as set forth in this paragraph shall not limit the corporation’s rights with respect to any deficiencies in any notice provided by a shareholder, extend any applicable deadlines hereunder or enable or be deemed to permit a shareholder who has previously submitted notice hereunder to amend or update any proposal or nomination or to submit any new proposal, including by changing or adding nominees, matters, business and or resolutions proposed to be brought before a meeting of the shareholders.
ii. If the notice relates to any business other than a nomination of a director or directors that the shareholder proposes to bring before the meeting, the notice, in addition to the matters set forth in paragraph (i) above, must set also forth:
A. a brief description of the business desired to be brought before the meeting, the reasons for conducting such business at the meeting and any material interest of such Holder and each of its affiliates or associates in such business,
B. the text of the proposal or business (including the text of any resolutions proposed for consideration and, in the event that such proposal or business includes a proposal to amend the Articles of Incorporation or these Bylaws, the text of the proposed amendment), and

C. a description of all agreements, arrangements and understandings, direct and indirect, between or among (1) such Holder and any of its affiliates or associates, on the one hand, and (2) any other person or entity (including the name of any such person or entity) in connection with the proposal of such business by such Holder.
iii. Set forth, as to each individual, if any, whom the Holder proposes to nominate for election or reelection to the Board, in addition to the matters set forth in paragraph (i) above:
A. all information relating to such individual that would be required to be disclosed in a proxy statement, form of proxy or other filings required to be made in connection with solicitations of proxies for the election of directors in a contested election pursuant to the Proxy Rules (including such individual’s written consent to being named in the corporation’s proxy statement and any associated proxy card as a nominee and to serving as a director if elected), and
B. a description of all direct and indirect compensation and other material monetary agreements, arrangements and understandings during the past three years, and any other material relationships, between or among such Holder and any of its affiliates and associates, on the one hand, and each proposed nominee, and his or her affiliates and associates, on the other hand, including all information that would be required to be disclosed pursuant to Item 404 of Regulation S-K if the Holder or any of its affiliates or associates were the “registrant” for purposes of Item 404 and the nominee were a director or executive officer of such registrant.
iv. A representation that the Noticing Shareholder (A) has complied with all requirements imposed by applicable law or by regulatory entities having jurisdiction over the corporation, including the provisions of the Bank Holding Company Act of 1956 and the Change in Bank Control Act of 1978 and any applicable state laws, and (B) intends to vote or cause to be voted shares of stock of the corporation held by the Noticing Shareholder at the meeting and intends to appear in person or by a representative at the meeting to nominate the person or propose the business specified in the notice.
v. With respect to each individual, if any, whom the Holder proposes to nominate for election or reelection to the Board, a Noticing Shareholder’s notice must, in addition to the matters set forth in paragraphs (i) and (iv) above, also include a completed and signed questionnaire, representation, and agreement required by Section 1.13 below. The corporation may require any proposed nominee to furnish such other information as may reasonably be required by the corporation to determine the eligibility of the proposed nominee to serve as an independent director of the corporation or that could be material to a reasonable shareholder’s understanding of the independence, or lack thereof, of the nominee.
(d) Notwithstanding anything in Section 1.12(a) to the contrary, if the number of directors to be elected to the Board is increased and there is no public announcement by the corporation naming all of the nominees for director or specifying the size of the increased Board at least one-hundred (100) days prior to the first anniversary of the preceding year’s annual meeting, a Noticing Shareholder’s notice required by these Bylaws shall also be considered timely, but only with respect to nominees for any new positions created by such increase, if it shall be delivered to the Secretary at the principal executive offices of the corporation not later than 5:00 p.m. Pacific Time on the 10th day following the day on which the public announcement naming all nominees or specifying the size of the increased Board is first made by the corporation.
(e) Only those persons who are nominated in accordance with the procedures set forth in these Bylaws shall be eligible for election as directors. Only such business shall be conducted at a meeting of shareholders as shall have been brought before the meeting in accordance with the procedures set forth in these Bylaws. Except as otherwise provided by law, the Articles of Incorporation, or these Bylaws, the chair of the meeting shall have the power and duty to determine whether a nomination or any business proposed to be brought before the meeting was made or proposed, as the case may be, in compliance with the procedures set forth in these Bylaws and, if any proposed nomination or business is not in compliance with these Bylaws, to declare that such proposal or nomination shall be disregarded.
(f) Notwithstanding the foregoing provisions of these Bylaws, a Noticing Shareholder also shall comply with all applicable requirements of the Exchange Act and the rules and regulations thereunder with respect to the matters set forth in these Bylaws; provided, however, that any references in these Bylaws to the Exchange Act or the rules thereunder are not intended to and shall not limit the requirements applicable to nominations or proposals as to any other business to be considered pursuant to Section 1.2 or Section 1.12.
(g) Nothing in these Bylaws shall be deemed to affect any rights of shareholders to request inclusion of proposals in the corporation’s proxy statement pursuant to Rule 14a-8 under the Exchange Act. Notice of shareholder proposals that are, or that the Noticing Shareholder intends to be, governed by Rule 14a-8 under the Exchange Act are not governed by these Bylaws.
The business to be conducted at a special meeting of shareholders shall be limited to the business set forth in the notice of meeting sent by the corporation.
1.13 SUBMISSION OF QUESTIONNAIRE AND REPRESENTATION AND AGREEMENT.
To be eligible to be a nominee for election as a director of the corporation by a Holder, the person proposed to be nominated must complete and deliver (in accordance with the time periods prescribed for delivery of notice under Section 1.12) to the Secretary at the principal executive offices of the corporation a written questionnaire providing the information requested about the background and qualifications of such person and the background of any other person or entity on whose behalf the nomination is being made and a written representation and agreement (the questionnaire and representation and agreement to be in the form provided by the Secretary upon written request) that such person:
(a) is not and will not become a party to:
i. any Voting Commitment that has not been disclosed to the corporation, or
ii. any Voting Commitment that could limit or interfere with the person’s ability to comply, if elected as a director of the corporation, with the person’s fiduciary duties under applicable law;
(b) is not and will not become a party to any Compensation Arrangement that has not been disclosed to the corporation;
(c) if elected as a director of the corporation, will (i) comply with all informational and similar requirements of applicable insurance policies and laws and regulations in connection with service or action as a director of the corporation; (ii) comply with all applicable publicly disclosed corporate governance, conflict of interest, stock ownership, confidentiality and trading policies and guidelines of the corporation; and (iii) act in the best interests of the corporation and its shareholders and not in the interests of individual constituencies;
(d) intends to serve as a director for the full term for which such individual is to stand for election; and
(e) will promptly provide to the corporation such other information as it may reasonably request.
1.14 ELIGIBILITY REQUIREMENTS OF DIRECTOR NOMINEES
Notwithstanding any other provision of these Bylaws to the contrary, any nominee shall comply with, and shall provide the corporation with appropriate information regarding the nominee so that the corporation is able to comply with, any requirements imposed by applicable law or by regulatory entities having jurisdiction over the corporation relating to the election or appointment of directors, including the Board of Governors of the Federal Reserve System. Any nominee’s eligibility to serve as a director of the corporation shall be subject to any required notification to, or approval, nonobjection or requirement of, the Board of Governors of the Federal Reserve System and any other regulatory entity having jurisdiction over the corporation.
ARTICLE 2.
BOARD OF DIRECTORS
2.1 GENERAL POWERS.
All corporate powers shall be exercised by or under authority of, and the business and affairs of the corporation shall be managed under the direction of, the Board, except as may be otherwise provided by law or the Articles of Incorporation.

2.2 NUMBER AND QUALIFICATION.
The size of the Board shall be determined by the Board from time to time. No decrease in the number of directors shall have the effect of shortening the term of any incumbent director. Directors need not be shareholders of the corporation or residents of the State of Washington.
2.3 ELECTION AND TERM OF OFFICE.
Directors standing for election shall be elected annually for one-year terms expiring at the next succeeding annual meeting of shareholders and until his or her respective successor has been duly elected and qualified. If, for any reason, the directors shall not have been elected at any annual meeting, they may be elected at a special meeting of shareholders called for that purpose in the manner provided by these Bylaws. Directors or director nominees may be elected to successive or additional terms on the Board.
2.4 CHAIR OF THE BOARD; VICE CHAIR OF THE BOARD.
(a) The Board shall by majority vote designate annually from among its members a Chair. The Chair shall, if present, preside over all shareholders meetings and at all meetings of the Board (other than executive sessions of the independent directors or non-management members of the Board) and shall exercise and perform such other powers and duties as are prescribed by these Bylaws or as may be assigned from time to time by the Board. The position of Chair is a Board position; provided, however, that the position of Chair may be held by a person who is also an officer of the corporation.
(b) The Board shall also have the authority to appoint a Vice Chair from among its members. If the Board has appointed a Vice Chair, the Vice Chair shall have only such duties and authority as shall be determined by the Board.
(c) In the absence of the Chair, or if the Chair is unable to preside, the Board shall select one of its members as acting chair of the meeting or any portion thereof.
2.5 REGULAR MEETINGS.
An annual Board meeting shall be held without notice immediately after and at the same place as the annual meeting of shareholders, or at the same time and place as the next regularly scheduled Board meeting following the annual meeting of shareholders. In addition, the Board shall meet at least two additional times during each year, at such time and place, either within or without the State of Washington, as may be set by the Board, the Chair, or the President. So long as a schedule of all such regular meetings for the year is provided to all directors in accordance with Section 2.7 at least one day prior to the date of the first such regular meeting, no additional notice of such meetings need be given.
2.6 SPECIAL MEETINGS.
Special Board meetings may be called by the Chair or the President at his or her discretion, or at the request of any two directors. The Chair or President may fix any place either within or without the State of Washington as the place for holding any special Board meeting so called.
2.7 NOTICE.
Subject to Section 2.5 above, written, electronic or oral notice of each Board meeting shall be delivered to each director at least one day before the meeting; provided, however, that if, under the circumstances, the Chair or the President calling a special meeting deems that more immediate action is necessary or appropriate, notice may be delivered on the day of such special meeting. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the Board need be specified in the notice or waiver of notice of such meeting.
2.8 WAIVER OF NOTICE.
A director may waive notice of a meeting of the Board either before or after the meeting, and such waiver shall be deemed to be the equivalent of giving notice. The waiver must be written or electronic, delivered in the manner provided for in these Bylaws and delivered to the corporation for inclusion in its corporate records. Attendance of a director at a meeting shall constitute waiver of notice of that meeting unless such director, at the beginning of the meeting or promptly upon the director’s arrival, objects to holding the meeting or transacting business and does not thereafter vote for or assent to any corporate action approved at the meeting.

2.9 QUORUM.
Unless otherwise required by law, a majority of the number of directors set by the Board shall constitute a quorum for the transaction of business at any Board meeting, but, if less than a quorum is present, a majority of the directors present may adjourn the meeting to another time without further notice. At any adjourned meeting at which a quorum is present, any business may be transacted which could have been transacted at the meeting as originally called.
2.10 MANNER OF ACTING.
Unless otherwise required by law or by the Articles of Incorporation, the act of a majority of the directors present at a meeting shall be the act of the Board, provided that a quorum is present at the time the vote on such action is taken.
2.11 VACANCIES.
Any vacancy occurring on the Board, including a vacancy resulting from an increase in the number of directors, shall be filled as soon as practicable, either (a) by the affirmative vote of a majority of the remaining directors though less than a quorum of the Board or (b) by the shareholders at an annual meeting or at a special meeting called for that purpose, unless either the Board or the shareholders elect not to fill such vacancy and to decrease the size of the Board in accordance with these Bylaws. The term of a director elected to fill a vacancy expires at the next shareholders meeting at which directors are elected.
2.12 RESIGNATION AND REMOVAL.
Any director of the corporation may resign at any time by giving written notice to the Board, the Chair, the President or the Secretary. Any director resignation is effective when the notice is delivered, unless the notice specifies a later effective date. A director may be removed by shareholders only at a special meeting of shareholders called expressly for that purpose.
2.13 COMPENSATION.
A director may receive, by affirmative vote of a majority of all the directors, reasonable compensation for (a) attendance at meetings of the Board; (b) service as an officer of the corporation, provided that his or her duties as an officer require and receive his or her regular and faithful attendance at the corporation; (c) service in appraising real property for the corporation; and (d) service as a member of a committee of the Board; provided that a director receiving compensation for service as an officer pursuant to clause (b) shall not receive any additional compensation for service under clauses (a), (c) or (d).
2.14 PRESUMPTION OF ASSENT.
A director of the corporation present at a Board meeting at which action on any corporate matter is taken shall be presumed to have assented to the action taken unless:
(a) the director objects at the beginning of the meeting, or promptly upon arrival, to holding it or transacting business at the meeting;
(b) the director’s dissent or abstention from the action is entered in the minutes of the meeting; or
(c) the director delivers written notice of his or her dissent or abstention to such action to the presiding officer of the meeting before the adjournment thereof or to the corporation within a reasonable time after the adjournment of the meeting.
A director who voted in favor of such action may not dissent or abstain.
2.15 CONSENT IN LIEU OF MEETING.
Any action required or permitted to be taken at a meeting of the Board may be taken without a meeting if a written consent setting forth the action to be taken is signed by each of the directors. Any such written consent shall be inserted in the minute book with the same effect as if it were the minutes of a Board meeting.
2.16 COMMITTEES.
The Board by resolution may designate one or more committees. Each such committee:
(a) must have two or more members;

(b) must be governed by the same rules regarding meetings, action without meetings, notice and waiver of notice, and quorum and voting requirements as apply to the Board; and
(c) to the extent provided in such resolution or in the Articles of Incorporation or these Bylaws, shall have and may exercise all the authority of the Board, except that no such committee shall have the authority to: (i) authorize or approve dividends or distributions except according to a general formula or method prescribed by the Board; (ii) approve or propose to shareholders corporate actions required by law to be approved by shareholders; (iii) fill vacancies on the Board or any committee thereof; (iv) amend the Articles of Incorporation; (v) adopt, amend, or repeal the Bylaws; (vi) approve a plan of merger not requiring shareholder approval; or (vii) approve the issuance or sale or contract for sale of shares of the corporation, or determine the designation and relative rights, preferences, voting rights and limitations of a class or series of shares, except that the Board may authorize a committee, or a senior executive officer of the corporation, to do so within limits specifically prescribed by the Board.
2.17 MEETINGS BY REMOTE COMMUNICATION.
Members of the Board or any committee appointed by the Board may participate in a meeting of the Board or such committee by remote communication (including virtually), provided that all persons participating in the meeting can hear each other. Subject to the notice requirements of Section 2.7 above, such a meeting shall be considered a duly held meeting of the Board or the committee, and participation by such means shall constitute presence in person at the meeting.
ARTICLE 3.
OFFICERS
3.1 DESIGNATION.
The officers of the corporation shall be a President, Chief Executive Officer, Chief Financial Officer, Secretary and Treasurer. The Board may also choose one or more Executive Vice Presidents, one or more Assistant Secretaries, one or more Assistant Treasurers and such other officers as the Board may from time to time determine. Notwithstanding the foregoing, the Board may authorize the Chief Executive Officer or the President to appoint any person to any office other than to the position of an Executive Officer (as defined below). Any two or more offices may be held by the same person. For purposes hereof, “Executive Officer” means President, Chief Executive Officer, Chief Financial Officer, Secretary, Treasurer, Principal Accounting Officer, Controller, vice president in charge of a principal business unit, division or function (such as sales, administration or finance) or any other officer with a policy-making function for the corporation.
3.2 ELECTION AND TERM OF OFFICE.
Subject to Section 3.1 above, the officers of the corporation shall be elected annually by the Board at its first meeting following each annual meeting of shareholders. Each officer shall hold office until his or her successor has been elected and qualified or until his or her earlier death, resignation or removal.
3.3 RESIGNATION AND REMOVAL.
Any officer of the corporation may resign at any time by delivering notice to the Chair, the Chief Executive Officer or the Secretary. Any such resignation shall be effective when notice is delivered unless the notice specifies a later effective date. The officers of the corporation may be removed by the Board at any time with or without cause, but such removal shall be without prejudice to the contract rights, if any, of the person so removed. Any officers of the corporation other than the President, Chief Financial Officer, Secretary or Treasurer may be removed by the Chief Executive Officer and any officers of the corporation other than the Chief Executive Officer, Chief Financial Officer, Secretary or the Treasurer may be removed by the President, in each case, subject to the ultimate authority of the Board, but such removal shall be without prejudice to the contract rights, if any, of the person so removed.
3.4 VACANCIES.
A vacancy in any office because of death, resignation, removal, disqualification, or otherwise, shall be filled in the manner prescribed in this Article 3 for the regular election to such office.

3.5 PRESIDENT.
The President shall exercise and perform such powers and duties as may be assigned from time to time by the Board. The President may sign on behalf of the corporation certificates for shares of the corporation, deeds, mortgages, bonds, contracts, notes, or other instruments that the Board has authorized to be executed, except when the execution thereof has been expressly delegated by the Board or by these Bylaws to some other officer or agent of the corporation or when such documents are required by law to be otherwise executed by some other officer or in some other manner.
3.6 CHIEF EXECUTIVE OFFICER.
The Chief Executive Officer shall exercise and perform such powers and duties as may be assigned from time to time by the Board. The Chief Executive Officer may sign on behalf of the corporation certificates for shares of the corporation, deeds, mortgages, bonds, contracts, notes, or other instruments that the Board has authorized to be executed, except when the execution thereof has been expressly delegated by the Board or by these Bylaws to some other officer or agent of the corporation or when such documents are required by law to be otherwise executed by some other officer or in some other manner.
3.7 CHIEF FINANCIAL OFFICER.
The Chief Financial Officer shall, subject to the control of the Board, have responsibility for the financial management of the corporation. The Chief Financial Officer shall have such powers and perform such duties as from time to time may be assigned to him or her by the Board or by the Chief Executive Officer. The Chief Financial Officer shall keep and maintain, or cause to be kept and maintained, adequate and correct books and records of the corporation, using appropriate accounting principles; have supervision over and be responsible for the financial affairs of the corporation; cause to be kept at the principal executive office of the corporation and preserved for review as required by law or regulation all financial records of the corporation; be responsible for the establishment of adequate internal control over the transactions and books of account of the corporation; and be responsible for rendering to the proper officers and the Board upon request, and to the shareholders and other parties as required by law or regulation, financial statements of the corporation.
3.8 SECRETARY.
The Secretary shall:
(a) Prepare and keep the minutes of shareholders and Board meetings in one or more books or electronic files provided for that purpose;
(b) See that all notices are duly given in accordance with the provisions of these Bylaws or as required by law;
(c) Be custodian of the corporate records and of the seal of the corporation, if any, and see that the seal is affixed to all documents, the execution of which on behalf of the corporation under its seal is duly authorized;
(d) Authenticate records of the corporation when necessary or appropriate;
(e) Keep, or cause to be kept, a register of the post office address of each shareholder as furnished to the Secretary by each shareholder;
(f) Sign with the President, the Chief Executive Office or the Chair, certificates for shares of the corporation, the issuance of which has been authorized by resolution of the Board;
(g) Have general charge of the stock transfer books of the corporation; and
(h) In general perform all duties as from time to time may be assigned by the President, the Chief Executive Officer or the Board.
3.9 TREASURER.
If required by the Board, the Treasurer shall give a bond for the faithful discharge of his or her duties in such sum and with such surety or sureties as the Board shall determine. The Treasurer shall:
(a) Have charge and be responsible for all funds and securities of the corporation;

(b) Receive and give receipts for monies due and payable to the corporation from any source whatsoever, and deposit such monies in the name of the corporation in such corporations, trust companies, or other depositories as shall be selected in accordance with the provisions of these Bylaws; and
(c) In general, perform all of the duties incident to the office of Treasurer and such other duties as from time to time may be assigned by the President, the Chief Executive Officer or the Board.
3.10 EXECUTIVE VICE PRESIDENTS.
In the event of the absence or death of the President, or the inability or refusal of the President to act, the Board shall designate one or more of the Executive Vice Presidents to perform the duties of the President. Such Executive Vice President(s), when so acting, shall have all the powers of and be subject to all the restrictions upon the President. Executive Vice Presidents shall perform such other duties as from time to time may be assigned by the Board, the Chief Executive Officer or the President.
3.11 OTHER OFFICERS.
Such other officers as the Board may choose shall perform such duties and have such powers as from time to time may be assigned to them by the Board. The Board may delegate to any officer of the corporation the power to choose such other officers and to prescribe their respective duties and powers.
ARTICLE 4.
SHARES AND CERTIFICATES FOR SHARES
4.1 CERTIFICATES FOR SHARES; UNCERTIFICATED SHARES.
No shares of the corporation shall be issued unless authorized by the Board. Such authorization shall include the maximum number of shares to be issued, the consideration to be received, and a statement that the Board considers the consideration to be adequate. Shares may, but need not be, represented by certificates.
Certificates representing shares of the corporation shall be signed by original or facsimile signature of the President, the Chief Executive Officer or the Chair and by the Secretary. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the corporation with the same effect as if such person were an officer, transfer agent or registrar at the date of issue. All certificates shall be consecutively numbered or otherwise identified. The name and address of the person or entity to whom the shares represented thereby are issued, with the number of shares and date of issue, shall be entered on the stock transfer books of the corporation. All certificates surrendered to the corporation for transfer shall be canceled and no new certificate shall be issued until the former certificates for a like number of shares shall have been surrendered and canceled, except that in case of a lost, destroyed, or mutilated certificate, a new one may be issued therefor upon such terms and indemnity to the corporation as the Board may prescribe.
4.2 RULES AND REGULATIONS CONCERNING THE ISSUE, TRANSFER AND REGISTRATION OF SHARES.
Transfer of shares of the corporation shall be made only on the stock transfer books of the corporation by the holder of record thereof or by his or her legal representative, who shall furnish proper evidence of authority to transfer, or by his or her attorney in fact authorized by power of attorney duly executed and filed with the Secretary, and on surrender for cancellation of any certificates for such shares if such shares are held in certificated form, or in accordance with customary procedures for transferring shares in uncertificated form, if such shares are held in uncertificated form. The person or entity in whose name shares of capital stock stand on the books of the corporation shall be deemed by the corporation to be the owner thereof for all purposes.
Subject to applicable law, the Articles of Incorporation and these Bylaws, the issue, transfer and registration of shares represented by certificates and of uncertificated shares shall be governed by such other regulations as the Board may establish.
4.3 SHARES WITHOUT CERTIFICATES.
The Board may authorize the issue of some or all of the shares without certificates. Within a reasonable time after the issue or transfer of shares without certificates, the corporation shall send the shareholder a written statement of the information required on certificates by applicable law.

4.4 LOST, STOLEN, DESTROYED OR MUTILATED CERTIFICATES.
A new certificate of stock or uncertificated shares may be issued in the place of any certificate previously issued by the corporation alleged to have been lost, stolen or destroyed, and the corporation may, in its discretion, require the owner of such lost, stolen or destroyed certificate, or such owner’s legal representative, to give the corporation a bond, in such sum as the corporation may direct, in order to indemnify the corporation against any claims that may be made against it in connection therewith. A new certificate or uncertificated shares of stock may be issued in the place of any certificate previously issued by the corporation that has become mutilated upon the surrender by such owner of such mutilated certificate and, if required by the corporation, the posting of a bond by such owner in an amount sufficient to indemnify the corporation against any claim that may be made against it in connection therewith.
ARTICLE 5.
BOOKS, RECORDS, AND REPORTS
5.1 MINUTES.
The corporation shall keep as permanent records minutes of all meetings of its shareholders and the Board, a record of all actions taken by the shareholders or the Board without a meeting, and a record of all actions taken by a committee of the Board exercising the authority of the Board on behalf of the corporation.
5.2 ACCOUNTING RECORDS.
The corporation shall maintain appropriate accounting records.
5.3 STOCK RECORDS.
The corporation or its agent shall maintain a record of its shareholders, in a form that permits preparation of a list of the names and addresses of all shareholders, in alphabetical order by class of shares showing the number and class of shares held by each. For a period beginning 10 days prior to any shareholders meeting and continuing through the meeting, an alphabetical list of the names of all shareholders of the corporation entitled to notice of the meeting, with address and number of shares held, shall be made available for inspection by any shareholder during normal business hours at the principal office of the corporation or at a place identified in the meeting notice in the city where the meeting will be held. Such shareholder list shall also be available at the meeting or any adjournment of the meeting.
5.4 OTHER RECORDS.
The corporation shall maintain the following records at its principal offices:
(a) The Articles of Incorporation and all amendments to them currently in effect;
(b) The Bylaws and all amendments to them currently in effect;
(c) The minutes of all shareholders meetings, and records of all actions taken by shareholders without a meeting, for the past three years;
(d) Its financial statements for the past three years, including balance sheets showing in reasonable detail the financial condition of the corporation as of the close of each fiscal year, and an income statement showing the results of its operations during each fiscal year prepared on the basis of generally accepted accounting principles or, if not, prepared on a basis explained therein;
(e) All communications to shareholders generally within the past three years;
(f) A list of the names and business addresses of its current directors and officers; and
(g) Its most recent annual report delivered to the Secretary of State of Washington.
5.5 REPORTS.
The corporation shall make such periodic reports to state and federal regulatory authorities, as are required by applicable law.

ARTICLE 6.
FISCAL YEAR
The fiscal year of the corporation shall be the twelve (12) month period ending on December 31 in each year, or such other fiscal year as may be adopted from time to time by the Board.
ARTICLE 7.
CONTRACTS
The Board may authorize any officer or officers, or agent or agents, to enter into any contract or execute and deliver any instrument in the name of and on behalf of the corporation, and that authority may be general or confined to specific instances.
ARTICLE 8.
AMENDMENTS
These Bylaws may be amended or repealed, and new bylaws may be adopted, either:
(a) by the shareholders at an annual or special meeting, provided that notice of the meeting includes a description of the proposed change to the Bylaws; or
(b) by the Board, except to the extent that such power is reserved to the shareholders by law or by the Articles of Incorporation, or unless the shareholders, in amending or repealing a particular bylaw, provide expressly that the Board may not amend or repeal that bylaw.
ARTICLE 9.
INDEMNIFICATION
9.1 INDEMNITEE.
The term “Indemnitee” as used in this Article 9 shall mean any person who was or is threatened to be made a party to or is otherwise involved (including, without limitation, as a witness) in any actual or threatened action, suit, or proceeding, whether civil, criminal, administrative, or investigative, by reason of the fact that he or she is or was a director or officer of the corporation or, being or having been a director or officer, he or she is or was serving at the request of the corporation as a director, trustee, officer, employee, or agent of another corporation or a partnership, joint venture, trust, or other enterprise, including service with respect to employee benefit plans, whether the basis of such proceeding is alleged action in an official capacity as a director, trustee, officer, employee, or agent or in any other capacity while serving as a director, trustee, officer, employee, or agent.
9.2 RIGHT TO INDEMNIFICATION.
9.2.1 Scope.
Each Indemnitee shall be indemnified and held harmless by the corporation, to the full extent permitted by applicable law as then in effect, against all expenses, liability, and loss (including attorneys’ fees, judgments, fines, penalties, and amounts to be paid in settlement) actually and reasonably incurred or suffered by such person in connection therewith. Except as provided in Section 9.2.2(b) below, the determination otherwise required by RCW 23B.08.550 shall not be required in connection with indemnification pursuant to this Section 9.2.1.
9.2.2 Exceptions.
(a) Such right of indemnification shall not exist where the act or omission of the Indemnitee involves (i) intentional misconduct or a knowing violation of the law, (ii) a violation of RCW 23B.08.310 (as now in effect or as it may hereafter be amended), or (iii) any transaction in which the Indemnitee has received or will receive a benefit in money, property, or services to which he or she is not legally entitled.
(b) Such right of indemnification shall also not exist where the act or omission of the Indemnitee involves recklessness, unless the corporation elects by resolution of its shareholders to provide such indemnification pursuant to RCW 23B.08.550(2)(d) (as now in effect or as it may hereafter be amended).

9.2.3 Continuation after separation.
Such right of indemnification shall continue as to a person who has ceased to be a director, trustee, officer, employee, or agent and shall inure to the benefit of his or her heirs, executors, and administrators.
9.2.4 Proceeding by indemnitee.
Except as provided in Section 9.3, such right of indemnification shall not exist where the Indemnitee seeks indemnification in connection with a proceeding (or part thereof) initiated by such Indemnitee unless such proceeding (or part thereof) was authorized by the Board prior to its initiation.
9.2.5 Contract right; expenses.
The right of indemnification conferred in this Section 9.2 shall be a contract right and shall include the right to have the corporation pay the expenses incurred in defending any such proceeding in advance of its final disposition; provided, however, that the payment of such expenses in advance of the final disposition of a proceeding shall be made only upon delivery to the corporation of an undertaking, by or on behalf of the Indemnitee, to repay all amounts so advanced if it shall ultimately be determined that the Indemnitee is not entitled to be indemnified under this Section 9.2 or otherwise.
9.3 RIGHT OF CLAIMANT TO BRING SUIT.
If a claim under Section 9.2 is not paid in full by the corporation within sixty (60) days after a written claim has been received by the corporation, except in the case of a claim for expenses incurred in defending a proceeding in advance of its final disposition, in which case the applicable period shall be twenty (20) days, the claimant may at any time thereafter bring suit against the corporation to recover the unpaid amount of the claim and, to the extent successful in whole or in part, the claimant shall also be entitled to reimbursement for the expenses of prosecuting such claim. The claimant shall be presumed to be entitled to indemnification under this Article 9 upon submission of a written claim (and, in an action brought to enforce a claim for expenses incurred in defending any proceeding in advance of its final disposition, where the required undertaking has been tendered to the corporation), and thereafter the corporation shall have the burden of proving by a preponderance of the evidence that the claimant is not so entitled. Neither the failure of the corporation (including the Board, independent legal counsel, or its shareholders) to have made a determination prior to the commencement of such action that indemnification of or reimbursement or advancement of expenses to the claimant is proper in the circumstances nor an actual determination by the corporation (including the Board, independent legal counsel, or its shareholders) that the claimant is not entitled to indemnification or to the reimbursement or advancement of expenses shall be a defense to the action or create a presumption that the claimant is not so entitled.
9.4 NONEXCLUSIVITY OF RIGHTS.
The right to indemnification and the payment of expenses incurred in defending a proceeding in advance of its final disposition conferred in this Article 9 shall not be exclusive of any other right which any person may have or hereafter acquire under any statute, provision of the Articles of Incorporation, Bylaws, agreement, vote or consent of shareholders or disinterested directors, or otherwise.
9.5 INSURANCE, CONTRACT, AND FUNDING.
The corporation may maintain insurance at its own expense to protect itself and any Indemnitee against any expense, liability, or loss against which the corporation has the power to indemnify pursuant to this Article 9. In addition, the corporation may maintain insurance against such expense, liability, or loss whether or not the corporation would have the power to provide indemnification under the Washington Business Corporation Act. The corporation may, without further shareholder action, enter into contracts with any director or officer of the corporation in furtherance of the provisions of this Article 9 and may create trust funds, grant security interests in corporate assets, provide letters of credit, and use such other means as the corporation deems necessary or appropriate to ensure that indemnification is provided under this Article 9.
9.6 INDEMNIFICATION OF EMPLOYEES AND AGENTS OF THE CORPORATION.
The corporation may, by action of the Board from time to time, provide indemnification and pay expenses in advance of the final disposition of a proceeding to or on behalf of employees and agents of the corporation with the same scope and effect as the provisions of this Article 9 with respect to the indemnification and advancement of expenses of directors and officers of the corporation or pursuant to rights granted pursuant to, or provided by, the Washington Business Corporation Act or otherwise.

ARTICLE 10.
MISCELLANEOUS
10.1 RULES OF ORDER.
All meetings of the shareholders and directors shall be conducted in the manner determined by the person acting as chair of the meeting, to the extent not inconsistent with the Articles of Incorporation, Bylaws, or special rules of order of the corporation.
10.2 SHARES OF ANOTHER CORPORATION.
Shares of another corporation held by this corporation may be voted in person or by proxy by the President, the Chief Executive Officer or an Executive Vice President specifically authorized to do so by resolution of the Board.
10.3 ORAL, WRITTEN AND ELECTRONIC NOTICE.
For purposes of notice required under these Bylaws the following provisions shall apply.
Oral notice may be communicated in person or by telephone, wire or wireless equipment that does not transmit a facsimile of the notice. Oral notice is effective when communicated if communicated in a comprehensible manner.
Written notice may be transmitted by mail, private carrier, or personal delivery; or telephone, wire, or wireless equipment that transmits a facsimile of the notice and provides the transmitter with an electronically generated receipt. Written notice is effective at the earliest of the following: (a) when received; (b) five (5) days after its deposit in the U.S. mail if mailed with first-class postage to the address as it appears on the current records of the corporation; (c) on the date shown on the return receipt, if sent by registered or certified mail, return receipt requested, and the receipt is signed by or on behalf of the addressee. Written notice to a shareholder is effective (x) when mailed, if mailed with first class postage prepaid; and (y) when dispatched, if prepaid, by air courier.
Notices to directors and shareholders from the corporation and from directors and shareholders to the corporation may be provided in an electronic transmission which contains or is accompanied by information from which it can be reasonably verified that the transmission was authorized by the director, the shareholder or by the shareholder’s attorney-in-fact. Subject to contrary provisions in applicable law, notice to shareholders or directors in an electronic transmission shall be effective only with respect to shareholders and directors that have consented, in the form of a record, to receive electronically transmitted notices and that have designated in the consent the address, location, or system to which these notices may be electronically transmitted and with respect to a notice that otherwise complies with any other requirements of applicable law. A shareholder or director who has consented to receipt of electronically transmitted notices may revoke this consent by delivering a revocation to the corporation in the form of a record. The consent of any shareholder or director is revoked if (a) the corporation is unable to electronically transmit two consecutive notices given by the corporation in accordance with the consent, and (b) this inability becomes known to the Secretary, the transfer agent, or any other person responsible for giving the notice. The inadvertent failure by the corporation to treat this inability as a revocation does not invalidate any meeting or other action.
ARTICLE 11.
FORUM SELECTION
Unless the corporation consents in writing to the selection of an alternative forum, the Superior Court of King County in the State of Washington (or if such court lacks jurisdiction, the United States District Court for the Eastern District of Washington, or if such court lacks jurisdiction, the state courts of the State of Washington) shall to the fullest extent permitted by law, be the sole and exclusive forum for (a) any derivative action or proceeding brought on behalf of the corporation, (b) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the corporation to the corporation or the corporation’s shareholders, (c) any action asserting a claim arising pursuant to any provision of the laws of the State of Washington or the Articles of Incorporation or these Bylaws and (d) any action asserting a claim governed by the internal affairs doctrine. Any person or entity purchasing or otherwise acquiring or holding any interest in shares of capital stock of the corporation shall be deemed to have notice of and consented to the provisions of this Article 11. If any provision or provisions of this Article 11 shall be held to be invalid, illegal or unenforceable as applied to any person, entity or circumstance for any reason whatsoever, then, to the fullest extent permitted by law, the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Article 11 (including each portion of any sentence of this Article 11 containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) and the application of such provision to other persons, entities and circumstances shall not in any way be affected or impaired thereby.

CERTIFICATE OF ADOPTION
The undersigned, being the [•] of Mechanics Bancorp, hereby certifies that the foregoing is a true and correct copy of the Amended & Restated Bylaws adopted by resolution of the Board of Directors of the corporation, pursuant to RCW 23B.10.200, on [•].
[•]
[•]

Annex D
MECHANICS BANCORP
2025 EQUITY INCENTIVE PLAN
The Mechanics Bancorp 2025 Equity Incentive Plan (the “Plan”) was adopted by the Board of Directors of HomeStreet Inc., a Washington corporation (the “Company”), effective as of June 23, 2025, subject to (i) approval by the Company’s stockholders and (ii) the closing of the transactions contemplated by the Agreement and Plan of Merger, dated March 28, 2025, by and among Mechanics Bank, the Company and HomeStreet Bank (the date on which such closing occurs, the “Effective Date”).
ARTICLE 1.
PURPOSE
The purpose of the Plan is to attract and retain the services of key Employees, key Contractors and Directors of the Company and its Subsidiaries and to provide such persons with a proprietary interest in the Company through the granting of Incentive Stock Options, Nonqualified Stock Options, Stock Appreciation Rights, Restricted Stock, Restricted Stock Units, Performance Awards, Dividend Equivalent Rights, and Other Awards, whether granted singly, or in combination, that will:
(a) increase the interest of such persons in the Company’s welfare;
(b) furnish an incentive to such persons to continue their services for the Company or its Subsidiaries; and
(c) provide a means through which the Company may attract able persons as Employees, Contractors, and Directors.
With respect to Reporting Participants, the Plan and all transactions under the Plan are intended to comply with all applicable conditions of Rule 16b-3 promulgated under the Exchange Act. To the extent any provision of the Plan or action by the Committee fails to so comply, such provision or action shall be deemed null and void ab initio, to the extent permitted by law and deemed advisable by the Committee.
ARTICLE 2.
DEFINITIONS
For purposes of this Plan, unless the context requires otherwise, the following terms shall have the meanings indicated:
2.1 “Applicable Law” means all legal requirements relating to the administration of equity incentive plans and the issuance and distribution of shares of Common Stock, if any, under applicable corporate laws, applicable securities laws, the rules of any exchange or inter-dealer quotation system upon which the Company’s securities are listed or quoted, the rules of any foreign jurisdiction applicable to Incentives granted to residents therein, and any other applicable law, rule or restriction.
2.2 “Award” means the grant of any Incentive Stock Option, Nonqualified Stock Option, Restricted Stock, SAR, Restricted Stock Unit, Performance Award, Dividend Equivalent Right or Other Award, whether granted singly or in combination pursuant to the terms of this Plan (each individually referred to herein as an “Incentive”).
2.3 “Award Agreement” means a written agreement between a Participant and the Company that sets out the terms and conditions of the grant of an Award.
2.4 “Board” means the board of directors of the Company.
2.5 “Cause” shall have the meaning set forth in the Participant’s Award Agreement.
2.6 “Change in Control” means the happening of any of the following events following the Effective Date:
(a) The acquisition by any individual, entity or group (within the meaning of Section 13(d)(3) or 14(d)(2) of the Exchange Act) (a “Person”) of beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of 33% or more of either (i) the then outstanding shares of common stock of the Company (the “Outstanding Company Common Stock”) or (ii) the combined voting power of the then outstanding voting securities of the Company entitled to vote generally in the election of directors (the “Outstanding Company Voting Securities”); provided, however, that for purposes of this subsection (a), the following acquisitions shall not constitute a Change in Control: (v) any acquisition directly from the Company, (w) any acquisition by the Company, (x) any acquisition by any employee benefit plan (or related trust) sponsored or maintained by the Company or any entity controlled by the Company, (y) any acquisition by a Person who holds or controls entities that, in the aggregate (including the holdings of such Person), hold or control 10% or more of the Outstanding Company Common Stock or the Outstanding Company Voting Securities immediately following the Effective Date or (z) any acquisition by any entity pursuant to a transaction which complies with clauses (i), (ii), and (iii) of subsection (c) of this Section 2.6; or
(b) A change in the composition of the Board such that individuals who, immediately following the Effective Date, constitute the Board (the “Incumbent Board”) cease for any reason to constitute at least a majority of the members of the Board; provided, however, that any individual becoming a director subsequent to the Effective Date, whose election, or nomination for election by the Company’s stockholders, was approved by a vote of at least a majority of the directors then comprising the Incumbent Board, shall be considered as though such individual was a member of the Incumbent Board, but excluding, for this purpose, any such individual whose initial assumption of office occurs as a result of an actual or threatened election contest with respect to the election or removal of directors or other actual or threatened solicitation of proxies or consents by or on behalf of a Person other than the Board; or
(c) Consummation of a reorganization, merger, statutory share exchange or consolidation or similar transaction involving the Company or any of its Subsidiaries with a third party or sale or other disposition of all or substantially all of the assets of the Company to a third party, or the acquisition of assets or securities of another entity by the Company or any of its Subsidiaries from a third party (a “Business Combination”), in each case, unless, following such Business Combination, (i) all or substantially all of the individuals and entities who were the beneficial owners, respectively, of the Outstanding Company Common Stock and Outstanding Company Voting Securities immediately prior to such Business Combination beneficially own, directly or indirectly, more than 50% of, respectively, the then outstanding shares of common stock (or, for a non-corporate entity, equivalent securities) and the combined voting power of the then outstanding voting securities entitled to vote generally in the election of directors (or, for a non-corporate entity, equivalent securities), as the case may be, of the entity resulting from such Business Combination (including, without limitation, an entity that, as a result of such transaction, owns the Company or all or substantially all of the Company’s assets either directly or through one or more of its subsidiaries) in substantially the same proportions as their ownership, immediately prior to such Business Combination of the Outstanding Company Common Stock and Outstanding Company Voting Securities, as the case may be; (ii) no Person (excluding any entity resulting from such Business Combination or any employee benefit plan (or related trust) of the Company or such entity resulting from such Business Combination, or any Person who holds or controls entities that, in the aggregate (including the holdings of such Person), hold or control 10% or more of the Outstanding Company Common Stock or the Outstanding Company Voting Securities on the Effective Date) beneficially owns, directly or indirectly, 33% or more of, respectively, the then outstanding shares of common stock (or, for a non-corporate entity, equivalent securities) of the entity resulting from such Business Combination or the combined voting power of the then outstanding voting securities of such entity, except to the extent that such ownership existed prior to the Business Combination, and (iii) at least a majority of the members of the board of directors (or, for a non-corporate entity, equivalent body or committee) of the entity resulting from such Business Combination were members of the Incumbent Board at the time of the execution of the initial agreement, or of the action of the Board, providing for such Business Combination; or
(d) The approval by the stockholders of the Company of a complete liquidation or dissolution of the Company.
Notwithstanding the foregoing provisions of this Section 2.6, a Change in Control shall not be deemed to have occurred so long as Ford Financial Fund II, L.P. or Fund Financial Fund III, L.P. and their respective affiliates (i) are collectively the largest stockholder of the Company (or any successor thereto) or (ii) remain collectively as the sole party in “control” of the Company (or any successor thereto) for purposes of the regulations promulgated by the Board of Governors of the Federal Reserve System.
Furthermore, notwithstanding the foregoing provisions of this Section 2.6, if an Award issued under the Plan is subject to Section 409A of the Code, a Change in Control shall not constitute a settlement or distribution event with respect to such Award, or an event that otherwise changes the timing of settlement or distribution of such Award, unless the Change in Control also constitutes an event described in Section 409A(a)(2)(A)(v) of the Code and the regulations thereto. For the avoidance of doubt, this paragraph shall have no bearing on whether an Award vests pursuant to the terms of this Plan or the applicable Award Agreement or individual agreement.
2.7 “Claim” means any claim, liability or obligation of any nature, arising out of or relating to this Plan or an alleged breach of this Plan or an Award Agreement.
2.8 “Code” means the United States Internal Revenue Code of 1986, as amended from time to time, the Treasury Regulations thereunder and other relevant interpretive guidance issued by the Internal Revenue Service or the Treasury Department. Reference to any specific section of the Code shall be deemed to include such regulations and guidance, as well as any successor provision of the Code.
2.9 “Committee” means the committee appointed or designated by the Board to administer the Plan in accordance with Article 3 of this Plan.
2.10 “Common Stock” means the common stock designated as Class A Common Stock, no par value, which the Company is currently authorized to issue or may in the future be authorized to issue, or any securities into which or for which such common stock of the Company may be converted or exchanged, as the case may be, pursuant to the terms of this Plan.
2.11 “Company” means HomeStreet, Inc., a Washington corporation, and any successor entity, including Mechanics Bancorp.
2.12 “Contractor” means any natural person, who is not an Employee, rendering bona fide services to the Company or a Subsidiary, with compensation, pursuant to a written independent contractor agreement between such person and the Company or a Subsidiary, provided that such services are not rendered in connection with the offer or sale of securities in a capital raising transaction and do not directly or indirectly promote or maintain a market for the Company’s securities.
2.13 “Corporation” means any entity that (a) is defined as a corporation under Section 7701 of the Code and (b) is the Company or is in an unbroken chain of corporations (other than the Company) beginning with the Company, if each of the corporations other than the last corporation in the unbroken chain owns stock possessing a majority of the total combined voting power of all classes of stock in one of the other corporations in the chain. For purposes of clause (b) hereof, an entity shall be treated as a “corporation” if it satisfies the definition of a corporation under Section 7701 of the Code.
2.14 “Date of Grant” means the effective date on which an Award is made to a Participant as set forth in the applicable Award Agreement; provided that all corporate actions necessary to grant such an Award have been taken on or prior to the date set forth in the applicable Award Agreement. Notwithstanding the foregoing, solely for purposes of Section 16 of the Exchange Act and the rules and regulations promulgated thereunder, the Date of Grant of an Award shall be the date of stockholder approval of the Plan if such date is later than (a) the effective date of such Award as set forth in the Award Agreement or (b) the date that all corporate actions necessary to grant such an Award have been taken.
2.15 “Director” means a director of the Company.
2.16 “Dividend Equivalent Right” means the right of the holder thereof to receive credits based on the cash dividends that would have been paid on the shares of Common Stock specified in the Award if such shares were held by the Participant to whom the Award is made.
2.17 “Employee” means a common law employee (as defined in accordance with the Regulations and Revenue Rulings then applicable under Section 3401(c) of the Code) of the Company or any Subsidiary of the Company; provided, however, that in the case of individuals whose employment status, by virtue of their employer or residence, is not determined under Section 3401(c) of the Code, “Employee” shall mean an individual treated as an employee for local payroll tax or employment purposes by the applicable employer under Applicable Law for the relevant period.
2.18 “Exchange Act” means the United States Securities Exchange Act of 1934, as amended from time to time.
2.19 “Executive Officer” means an officer of the Company or a Subsidiary subject to Section 16 of the Exchange Act.

2.20 “Exempt Shares” means shares of Common Stock subject to an Award that has been granted with (or that has been amended by the Committee to include) more favorable vesting provisions than those set forth in Section 7.2. No more than five percent (5%) of the shares of Common Stock that may be delivered pursuant to Awards may be shares designated as “Exempt Shares.”
2.21 “Exercise Date” is defined in Section 8.3(b) hereof.
2.22 “Exercise Notice” is defined in Section 8.3(b) hereof.
2.23 “Exercise Period” means the period set forth in the Award Agreement during which one or more Stock Options or Stock Appreciation Rights granted under an Award may be exercised or converted, as applicable.
2.24 “Fair Market Value” means, as of a particular date, (a) if the shares of Common Stock are listed on any established national securities exchange, the closing sales price per share of Common Stock on the consolidated transaction reporting system for the principal securities exchange for the Common Stock on that date (as determined by the Committee, in its discretion), or, if there shall have been no such sale so reported on that date, on the last preceding date on which such a sale was so reported; (b) if the shares of Common Stock are not so listed, but are quoted on an automated quotation system, the closing sales price per share of Common Stock reported on the automated quotation system on that date, or, if there shall have been no such sale so reported on that date, on the last preceding date on which such a sale was so reported; (c) if the Common Stock is not so listed or quoted, the mean between the closing bid and asked price on that date, or, if there are no quotations available for such date, on the last preceding date on which such quotations shall be available, as reported by the National Association of Securities Dealer, Inc.’s OTC Bulletin Board or the Pink OTC Markets, Inc. (previously known as the National Quotation Bureau, Inc.); or (d) if none of the above is applicable, such amount as may be determined by the Committee (acting on the advice of an Independent Third Party, should the Committee elect in its sole discretion to utilize an Independent Third Party for this purpose), in good faith, to be the fair market value per share of Common Stock. The determination of Fair Market Value shall, where applicable, be in compliance with Section 409A of the Code.
2.25 “Full-Value Award” means any Award other than a Stock Option, Stock Appreciation Right or Cash Award.
2.26 “Good Reason” shall have the meaning set forth in the Participant’s Award Agreement.
2.27 “Immediate Family Members” is defined in Section 15.8 hereof.
2.28 “Incentive” is defined in Section 2.2 hereof.
2.29 “Incentive Stock Option” means an incentive stock option within the meaning of Section 422 of the Code, granted pursuant to this Plan.
2.30 “Independent Third Party” means an individual or entity independent of the Company having experience in providing investment banking or similar appraisal or valuation services and with expertise generally in the valuation of securities or other property for purposes of this Plan. The Committee may utilize one or more Independent Third Parties.
2.31 “Nonqualified Stock Option” means a stock option, granted pursuant to this Plan, which is not an Incentive Stock Option.
2.32 “Option Price” means the price which must be paid by a Participant upon exercise of a Stock Option to purchase a share of Common Stock.
2.33 “Other Award” means an Award issued pursuant to Section 6.9 hereof.
2.34 “Outside Director” means a director of the Company who is not an Employee or a Contractor. For purposes of this Plan, the Chairman of the Board shall not be considered an Outside Director except as may otherwise be determined by the Committee.
2.35 “Parent” means a parent corporation as defined in Section 424 of the Code.
2.36 “Participant” means an Employee, Contractor or an Director to whom an Award is or has been granted under this Plan.
2.37 “Performance Award” means an Award hereunder of cash, shares of Common Stock, units or rights based upon, payable in, or otherwise related to, Common Stock pursuant to Section 6.7 hereof.

2.38 “Performance Goal” means any of the Performance Criteria set forth in Section 6.10 hereof.
2.39 “Plan” means this Mechanics Bancorp 2025 Equity Incentive Plan, as amended from time to time.
2.40 “Prior Plan” means the Amended and Restated HomeStreet Inc. 2014 Equity Incentive Plan.
2.41 “Prior Plan Awards” means any awards granted under the Prior Plan that are outstanding on the Effective Date.
2.42 “Reporting Participant” means a Participant who is subject to the reporting requirements of Section 16 of the Exchange Act.
2.43 “Restricted Stock” means shares of Common Stock issued or transferred to a Participant pursuant to Section 6.4 of this Plan which are subject to restrictions or limitations set forth in this Plan and in the related Award Agreement.
2.44 “Restricted Stock Units” means units awarded to a Participant pursuant to Section 6.6 hereof, which are convertible into Common Stock at such time as such units are no longer subject to restrictions as established by the Committee.
2.45 “Restriction Period” is defined in Section 6.4(b)(i) hereof.
2.46 “SAR” or “Stock Appreciation Right” means the right to receive an amount, in cash and/or Common Stock, equal to the excess of the Fair Market Value of a specified number of shares of Common Stock as of the date the SAR is exercised (or, as provided in the Award Agreement, converted) over the SAR Price for such shares.
2.47 “SAR Price” means the exercise price or conversion price of each share of Common Stock covered by a SAR, determined on the Date of Grant of the SAR.
2.48 “Spread” is defined in Section 12.4(b) hereof.
2.49 “Stock Option” means a Nonqualified Stock Option or an Incentive Stock Option.
2.50 “Subsidiary” means (a) any corporation in an unbroken chain of corporations beginning with the Company, if each of the corporations other than the last corporation in the unbroken chain owns stock possessing a majority of the total combined voting power of all classes of stock in one of the other corporations in the chain, (b) any limited partnership, if the Company or any corporation described in item (a) above owns a majority of the general partnership interest and a majority of the limited partnership interests entitled to vote on the removal and replacement of the general partner, and (c) any partnership or limited liability company, if the partners or members thereof are composed only of the Company, any corporation listed in item (a) above or any limited partnership listed in item (b) above.
2.51 “Substitute Incentives” is defined in Article 14 hereof.
2.52 “Termination of Service” occurs when a Participant who is (a) an Employee of the Company or any Subsidiary ceases to serve as an Employee of the Company and its Subsidiaries, for any reason; (b) an Outside Director of the Company or a Subsidiary ceases to serve as a director of the Company and its Subsidiaries for any reason; or (c) a Contractor of the Company or a Subsidiary ceases to serve as a Contractor of the Company and its Subsidiaries for any reason. Except as may be necessary or desirable to comply with applicable federal or state law, a “Termination of Service” shall not be deemed to have occurred when a Participant who is an Employee becomes an Outside Director or Contractor or vice versa. If, however, a Participant who is an Employee and who has an Incentive Stock Option ceases to be an Employee but does not suffer a Termination of Service, and if that Participant does not exercise the Incentive Stock Option within the time required under Section 422 of the Code upon ceasing to be an Employee, the Incentive Stock Option shall thereafter become a Nonqualified Stock Option. Notwithstanding the foregoing provisions of this Section 2.52, in the event an Award issued under the Plan is subject to Section 409A of the Code, then, in lieu of the foregoing definition and to the extent necessary to comply with the requirements of Section 409A of the Code, the definition of “Termination of Service” for purposes of such Award shall be the definition of “separation from service” provided for under Section 409A of the Code and the regulations or other guidance issued thereunder.
2.53 “Total and Permanent Disability” means the qualification of a Participant for long-term disability benefits under the Company’s, a Parent’s, or a Subsidiary’s disability plan or insurance policy; or, if no such plan or policy is then in existence or if the Participant is not eligible to participate in such plan or policy, the Participant’s inability, because of a physical or mental condition resulting from bodily injury, disease, or mental disorder, to perform his or her duties of employment for a period of six (6) continuous months, as determined in good faith by the Committee, based upon medical reports or other evidence satisfactory to the Committee; provided that, with respect to any Incentive Stock Option, Total and Permanent Disability shall have the meaning given it under the rules governing Incentive Stock Options under the Code. Notwithstanding the foregoing provisions of this Section 2.53, in the event an Award issued under the Plan is subject to Section 409A of the Code, then, in lieu of the foregoing definition and to the extent necessary to comply with the requirements of Section 409A of the Code, the definition of “Total and Permanent Disability” for purposes of such Award shall be the definition of “disability” provided for under Section 409A of the Code and the regulations or other guidance issued thereunder.
2.54 “Withheld Dividends” is defined in Section 6.4(b)(ii) hereof.
ARTICLE 3.
ADMINISTRATION
Subject to the terms of this Article 3, the Plan shall be administered by the Compensation Committee of the Board or such committee of the Board as is designated by the Board to administer the Plan (the “Committee”). At any time there is no Committee to administer the Plan, any references in this Plan to the Committee shall be deemed to refer to the Board.
The Committee shall determine and designate from time to time the eligible persons to whom Awards will be granted and shall set forth in each related Award Agreement, where applicable, the Exercise Period, the Date of Grant, any vesting conditions and such other terms, provisions, limitations, and performance requirements, as are approved by the Committee, but not inconsistent with the Plan. The Committee shall determine whether an Award shall include one type of Incentive or two or more Incentives granted in combination. Subject to the other restrictions and limitations set forth in this Plan, the Committee may, in its sole discretion, accelerate the vesting or waive any restrictions of any Award. Although the members of the Committee shall be eligible to receive Awards, all decisions with respect to any Award, and the terms and conditions thereof, to be granted under the Plan to any member of the Committee shall be made solely and exclusively by the other members of the Committee, or if such member is the only member of the Committee, by the Board.
The Committee, in its discretion, shall (a) interpret the Plan and Award Agreements, (b) prescribe, amend, and rescind any rules and regulations governing this Plan and sub-plans (including sub-plans for Awards made to Participants who are not residents in the United States), as necessary or appropriate for the administration of the Plan, (c) determine the number of shares of Common Stock or the amount of cash to be covered by an Award, (d) modify, amend or adjust the terms and conditions of any Award, (e) establish or modify Performance Goals for an Award and certify the extent of their achievement, and (f) make such other determinations or certifications and take such other action as it deems necessary or advisable in the administration of the Plan. Any interpretation, determination, or other action made or taken by the Committee shall be final, binding, and conclusive on all interested parties.
The Committee and each member thereof shall be entitled to, in good faith, rely or act upon any report or other information furnished to him or her by any officer or employee of the Company or a Parent or Subsidiary of the Company; the Company’s legal counsel, independent auditors, or consultants; or any other agents assisting in the administration of this Plan. Members of the Committee and any officer or employee of the Company or a Parent or Subsidiary of the Company acting at the direction or on behalf of the Committee shall not be personally liable for any action or determination taken or made in good faith with respect to this Plan and shall, to the fullest extent permitted by law, be indemnified and held harmless by the Company with respect to any such action or determination.
The Committee may delegate to officers of the Company, pursuant to a written delegation, the authority to perform specified functions under the Plan. Any actions taken by any officers of the Company pursuant to such written delegation of authority shall be deemed to have been taken by the Committee. Notwithstanding the foregoing, to the extent necessary to satisfy the requirements of Rule 16b-3 promulgated under the Exchange Act, no delegation of authority by the Committee shall be permitted if such delegation would cause any such transaction to be subject to (and not exempt from) Section 16(b) of the Exchange Act.
With respect to restrictions in the Plan that are based on the requirements of Rule 16b-3 promulgated under the Exchange Act, Section 422 of the Code, the rules of any exchange or inter-dealer quotation system upon which the

Company’s securities are listed or quoted, or any other Applicable Law, to the extent that any such restrictions are no longer required by Applicable Law, the Committee shall have the sole discretion and authority to grant Awards that are not subject to such mandated restrictions and/or to waive any such mandated restrictions with respect to outstanding Awards.
ARTICLE 4.
ELIGIBILITY
Any Employee (including an Employee who is also a director or an officer), Contractor or Director of the Company whose judgment, initiative, and efforts contribute or may be expected to contribute to the successful performance of the Company is eligible to participate in the Plan; provided that only Employees of a Corporation shall be eligible to receive Incentive Stock Options. The Committee, upon its own action, may grant, but shall not be required to grant, an Award to any Employee, Contractor or Director. Awards may be granted by the Committee at any time and from time to time to new Participants, or to then Participants, or to a greater or lesser number of Participants, and may include or exclude previous Participants, as the Committee shall determine. Except as required by this Plan, Awards need not contain similar provisions. The Committee’s determinations under the Plan (including without limitation determinations of which Employees, Contractors or Directors, if any, are to receive Awards, the form, amount and timing of such Awards, the terms and provisions of such Awards and the agreements evidencing same) need not be uniform and may be made by it selectively among Participants who receive, or are eligible to receive, Awards under the Plan.
ARTICLE 5.
SHARES SUBJECT TO PLAN
5.1 Number Available for Awards. Subject to adjustment as provided in Articles 11 and 12 and any increase by any Prior Plan Awards eligible for reuse pursuant to Section 5.2, the maximum number of shares of Common Stock that may be delivered pursuant to Awards granted under the Plan is 7,750,000 shares, of which 100% may be delivered pursuant to Incentive Stock Options. Shares to be issued may be made available from authorized but unissued Common Stock, or Common Stock purchased by the Company on the open market or otherwise. During the term of this Plan, the Company will at all times reserve and keep available the number of shares of Common Stock that shall be sufficient to satisfy the requirements of this Plan. After the Effective Date of the Plan, no awards may be granted under the Prior Plan.
5.2 Reuse of Shares. To the extent that any Award under this Plan or any Prior Plan Award shall be forfeited, shall expire or be canceled, in whole or in part, then the number of shares of Common Stock covered by the Award or Prior Plan Award so forfeited, expired or canceled may again be awarded pursuant to the provisions of this Plan. Additionally, any shares subject to any Award under this Plan or under the Prior Plan relating to Common Stock that, on or after the Effective Date, are settled in cash may again be awarded pursuant to the provisions of this Plan. Awards that may be satisfied either by the issuance of shares of Common Stock or by cash or other consideration shall be counted against the maximum number of shares of Common Stock that may be issued under this Plan only during the period that the Award is outstanding or to the extent the Award is ultimately satisfied by the issuance of shares of Common Stock. Shares of Common Stock otherwise deliverable pursuant to an Award that are (i) withheld upon exercise or vesting of an Award for purposes of paying the exercise price or tax withholdings, (ii) unused in the net settlement of stock-settled SARs, or (iii) purchased from the open market using proceeds from the sale of Common Stock received upon exercise of Stock Options, shall be treated as delivered to the Participant and shall be counted against the maximum number of shares of Common Stock that may be issued under this Plan. An Award will not reduce the number of shares of Common Stock that may be issued pursuant to this Plan if the settlement of such Award will not require the issuance of shares of Common Stock, such as, for example, a SAR that can be satisfied only by the payment of cash. Notwithstanding any provisions of the Plan to the contrary, only shares forfeited back to the Company or canceled on account of termination, expiration or lapse of an Award shall again be available for grant of Incentive Stock Options under the Plan, provided that such shares shall not increase the maximum number of shares of Common Stock that may be delivered pursuant to Awards granted under the Plan or the maximum number of shares of Common Stock that may be delivered pursuant to Incentive Stock Options described in Section 5.1 above.
5.3 Limitation on Outside Director Awards. Other than during the first calendar year in which an Outside Director has been elected to serve on the Board, no Outside Director may be granted any Award or Awards denominated in shares in any calendar year that, when taken together with all cash retainers and other fees paid for services for the same calendar year, would exceed in the aggregate $750,000 (with the value of equity-based Awards computed as of the Date of Grant in accordance with applicable financial accounting rules). For the avoidance of doubt, any compensation that is deferred shall be counted toward this limit for the year in which it was earned (or in the case of an Award, granted), and not a later year of settlement.
ARTICLE 6.
GRANT OF AWARDS
6.1 In General.
(a) The grant of an Award shall be authorized by the Committee and shall be evidenced by an Award Agreement setting forth the Incentive or Incentives being granted, the total number of shares of Common Stock subject to the Incentive(s), the Option Price (if applicable), the vesting conditions, the Exercise Period (if applicable), the Date of Grant, and such other terms, provisions, limitations, and performance objectives, as are approved by the Committee, but (i) not inconsistent with the Plan and (ii) to the extent an Award issued under the Plan is subject to Section 409A of the Code, in compliance with the applicable requirements of Section 409A of the Code and the regulations or other guidance issued thereunder. The Company shall execute an Award Agreement with a Participant after the Committee approves the issuance of an Award. Any Award granted pursuant to this Plan must be granted within ten (10) years of the date of adoption of this Plan by the Board. The Plan shall be submitted to the Company’s stockholders for approval. The grant of an Award to a Participant shall not be deemed either to entitle the Participant to, or to disqualify the Participant from, receipt of any other Award under the Plan.
(b) If the Committee establishes a purchase price for an Award, the Participant must accept such Award within a period of thirty (30) days (or such shorter period as the Committee may specify) after the Date of Grant by executing the applicable Award Agreement and paying such purchase price.
(c) Any Award under this Plan that is settled in whole or in part in cash on a deferred basis may provide for interest equivalents to be credited with respect to such cash payment. Interest equivalents may be compounded and shall be paid upon such terms and conditions as may be specified by the grant.
6.2 Option Price. The Option Price for any share of Common Stock which may be purchased under a Stock Option must be equal to or greater than the Fair Market Value of the share on the Date of Grant; if an Incentive Stock Option is granted to an Employee who owns or is deemed to own (by reason of the attribution rules of Section 424(d) of the Code) more than ten percent (10%) of the combined voting power of all classes of stock of the Company (or any parent or Subsidiary), the Option Price shall be at least one hundred ten percent (110%) of the Fair Market Value of the Common Stock on the Date of Grant. No dividends or Dividend Equivalent Rights may be paid or granted with respect to any Stock Option granted hereunder.
6.3 Maximum ISO Grants. The Committee may not grant Incentive Stock Options under the Plan to any Employee which would permit the aggregate Fair Market Value (determined on the Date of Grant) of the Common Stock with respect to which Incentive Stock Options (under this and any other plan of the Company and its Subsidiaries) are exercisable for the first time by such Employee during any calendar year to exceed $100,000. To the extent any Stock Option (or any portion thereof) granted under this Plan that is designated as an Incentive Stock Option exceeds this limit or otherwise fails to qualify as an Incentive Stock Option, such Stock Option (or any such portion thereof) shall be a Nonqualified Stock Option. In such case, the Committee shall designate which stock will be treated as Incentive Stock Option stock by causing the issuance of a separate stock certificate and identifying such stock as Incentive Stock Option stock on the Company’s stock transfer records.

6.4 Restricted Stock. If Restricted Stock is granted to or received by a Participant under an Award (including a Stock Option), the Committee shall set forth in the related Award Agreement: (a) the number of shares of Common Stock awarded, (b) the price, if any, to be paid by the Participant for such Restricted Stock and the method of payment of the price, (c) the period or periods of time within which such Award may be subject to forfeiture, (d) specified Performance Goals of the Company, a Subsidiary, any division thereof or any group of Employees of the Company, or other criteria, if any, which the Committee determines must be met in order to remove any restrictions (including vesting) on such Award, and (e) all other terms, limitations, restrictions, and conditions of the Restricted Stock, which shall be consistent with this Plan, to the extent applicable and, to the extent Restricted Stock granted under the Plan is subject to Section 409A of the Code, in compliance with the applicable requirements of Section 409A of the Code and the regulations and other guidance issued thereunder. The terms of a grant of Restricted Stock need not be the same with respect to each Participant.
(a) Legend on Shares. The Company shall electronically register the Restricted Stock awarded to a Participant in the name of such Participant, which registration shall bear an appropriate legend referring to the terms, conditions, and restrictions applicable to such Restricted Stock, substantially as provided in Section 15.10 of the Plan. No stock certificate or certificates shall be issued with respect to such shares of Common Stock, unless, following the expiration of the Restriction Period (as defined in Section 6.4(b)(i)) without forfeiture in respect of such shares of Common Stock, the Participant requests delivery of the certificate or certificates by submitting a written request to the Committee (or such party designated by the Company) requesting delivery of the certificates.
(b) Restrictions and Conditions. Shares of Restricted Stock shall be subject to the following restrictions and conditions:
(i) Subject to the other provisions of this Plan and the terms of the particular Award Agreements, during such period as may be determined by the Committee commencing on the Date of Grant or the date of exercise of an Award (the “Restriction Period”), the Participant shall not be permitted to sell, transfer, pledge or assign shares of Restricted Stock. Except for these limitations, and any other applicable limitations set forth in this Plan, the Committee may in its sole discretion, remove any or all of the restrictions on such Restricted Stock whenever it may determine that, by reason of changes in Applicable Laws or other changes in circumstances arising after the date of the Award, such action is appropriate.
(ii) Except as provided in sub-paragraph (i) above or in the applicable Award Agreement, the Participant shall have, with respect to his or her Restricted Stock, all of the rights of a stockholder of the Company, including, if applicable, the right to vote the shares, and the right to receive any dividends thereon; provided that (A) any cash dividends and stock dividends with respect to the Restricted Stock shall be withheld by the Company for the Participant’s account, and interest may be credited on the amount of the cash dividends withheld at a rate and subject to such terms as determined by the Committee (collectively, “Withheld Dividends”); and (B) such Withheld Dividends attributable to any particular share of Restricted Stock (and earnings thereon, if applicable) shall be distributed to such Participant in cash or, at the discretion of the Committee, in shares of Common Stock having a Fair Market Value equal to the amount of such Withheld Dividends, if applicable, upon the release of restrictions on such share (i.e., upon vesting), and if such share is forfeited, the Participant shall forfeit and have no right to such Withheld Dividends. Certificates for shares of Common Stock free of restriction under this Plan shall be delivered to the Participant promptly after, and only after, the Restriction Period shall expire without forfeiture in respect of such shares of Common Stock or after any other restrictions imposed on such shares of Common Stock by the applicable Award Agreement or other agreement have expired. Certificates for the shares of Common Stock forfeited under the provisions of the Plan and the applicable Award Agreement shall be promptly returned to the Company by the forfeiting Participant. Each Award Agreement shall require that the Participant, in connection with the issuance of a certificate for Restricted Stock, shall endorse such certificate in blank or execute a stock power in a form satisfactory to the Company in blank and deliver such certificate and executed stock power to the Company.
(iii) The Restriction Period of Restricted Stock shall commence on the Date of Grant (or the date of exercise of an Award, if applicable), as specified in the Award Agreement, and, subject to Article 12 of the Plan, unless otherwise established by the Committee in the Award Agreement setting forth the terms of the

Restricted Stock, shall expire upon satisfaction of the conditions set forth in the Award Agreement; such conditions may provide for vesting based on length of continuous service or such Performance Goals as may be determined by the Committee in its sole discretion.
(iv) In the event a Participant has paid any consideration to the Company for such forfeited Restricted Stock, the Committee shall specify in the Award Agreement that either (A) the Company shall be obligated to, or (B) the Company may, in its sole discretion, elect to, pay to the Participant, as soon as practicable after the event causing forfeiture, in cash, an amount equal to the lesser of the total consideration paid by the Participant for such forfeited shares or the Fair Market Value of such forfeited shares as of the date of Termination of Service, as the Committee, in its sole discretion shall select. Upon any forfeiture, all rights of a Participant with respect to the forfeited shares of the Restricted Stock shall cease and terminate, without any further obligation on the part of the Company.
6.5 SARs. The Committee may grant SARs to any Participant. SARs shall be subject to such terms and conditions as the Committee shall impose, provided that such terms and conditions are (a) not inconsistent with the Plan, and (b) to the extent a SAR issued under the Plan is subject to Section 409A of the Code, in compliance with the applicable requirements of Section 409A of the Code and the regulations or other guidance issued thereunder. The grant of a SAR may provide that the holder may be paid for the value of the SAR either in cash or in shares of Common Stock, or a combination thereof. Upon the exercise of a SAR, the holder of the SAR shall receive that number of whole shares of Common Stock or an amount in cash having an aggregate Fair Market Value on the date of exercise equal to the value obtained by multiplying (a) the difference between the Fair Market Value of a share of Common Stock on the date of exercise over the SAR Price as set forth in such SAR (or other value specified in the agreement granting the SAR), by (b) the number of shares of Common Stock as to which the SAR is exercised, with a cash settlement to be made for any fractional shares of Common Stock. The SAR Price for any share of Common Stock subject to a SAR may be equal to or greater than the Fair Market Value of the share on the Date of Grant. The Committee, in its sole discretion, may place a ceiling on the amount payable upon exercise of a SAR, but any such limitation shall be specified at the time that the SAR is granted. No dividends or Dividend Equivalent Rights may be paid or granted with respect to any SARs granted hereunder.
6.6 Restricted Stock Units. Restricted Stock Units may be awarded or sold to any Participant under such terms and conditions as shall be established by the Committee, provided, however, that such terms and conditions are (a) not inconsistent with the Plan, and (b) to the extent a Restricted Stock Unit issued under the Plan is subject to Section 409A of the Code, in compliance with the applicable requirements of Section 409A of the Code and the regulations or other guidance issued thereunder. Restricted Stock Units shall be subject to such restrictions as the Committee determines, including, without limitation, (a) a prohibition against sale, assignment, transfer, pledge, hypothecation or other encumbrance for a specified period; or (b) a requirement that the holder forfeit (or in the case of shares of Common Stock or units sold to the Participant, resell to the Company at cost) such shares or units in the event of Termination of Service during the period of restriction. If the right to receive dividends on a Restricted Stock Unit is awarded, then any such dividends shall be Withheld Dividends.
6.7 Performance Awards.
(a) The Committee may grant Performance Awards to one or more Participants. The terms and conditions of Performance Awards shall be specified at the time of the grant and may include provisions establishing the performance period, the Performance Goals to be achieved during such performance period, and the maximum or minimum settlement values, provided that such terms and conditions are (i) not inconsistent with the Plan and (ii) to the extent a Performance Award issued under the Plan is subject to Section 409A of the Code, in compliance with the applicable requirements of Section 409A of the Code and the regulations or other guidance issued thereunder. If the Performance Award is to be in shares of Common Stock, the Performance Award may provide for the issuance of the shares of Common Stock at the time of the grant of the Performance Award or at the time of the certification by the Committee that the Performance Goals for the performance period have been met; provided, however, if shares of Common Stock are issued at the time of the grant of the Performance Award and if, at the end of the performance period, the Performance Goals are not certified by the Committee to have been fully satisfied, then, notwithstanding any other provisions of this Plan to the contrary, the Common Stock shall be forfeited in accordance with the terms of the grant to the extent the Committee determines that the Performance Goals were not met. The forfeiture of shares of Common Stock issued at the time of the grant of the Performance Award due to failure to achieve the established Performance Goals shall be separate from and in addition to any other restrictions provided for in this Plan that may be applicable to such shares of Common Stock. Each Performance Award granted to one or more Participants shall have its own terms and conditions.
If the Committee determines, in its sole discretion, that the established performance measures or objectives are no longer suitable because of a change in the Company’s business, operations, corporate structure, or for other reasons that the Committee deemed satisfactory, the Committee may modify the performance measures or objectives and/or the performance period.
(b) Performance Awards may be valued by reference to the Fair Market Value of a share of Common Stock or according to any formula or method deemed appropriate by the Committee, in its sole discretion, including, but not limited to, achievement of Performance Goals or other specific financial, production, sales or cost performance objectives that the Committee believes to be relevant to the Company’s business and/or remaining in the employ of the Company or a Subsidiary for a specified period of time. Performance Awards may be paid in cash, shares of Common Stock, or other consideration, or any combination thereof. If payable in shares of Common Stock, the consideration for the issuance of such shares may be the achievement of the performance objective established at the time of the grant of the Performance Award. Performance Awards may be payable in a single payment or in installments and may be payable at a specified date or dates or upon attaining the performance objective. The extent to which any applicable performance objective has been achieved shall be conclusively determined by the Committee.
6.8 Dividend Equivalent Rights. The Committee may grant a Dividend Equivalent Right to any Participant, either as a component of another Award or as a separate Award. The terms and conditions of the Dividend Equivalent Right shall be specified by the grant. Dividend equivalents credited to the holder of a Dividend Equivalent Right may be paid currently or may be deemed to be reinvested in additional shares of Common Stock (which may thereafter accrue additional dividend equivalents). Any such reinvestment shall be at the Fair Market Value at the time thereof. Dividend Equivalent Rights may be settled in cash or shares of Common Stock, or a combination thereof, in a single payment or in installments. A Dividend Equivalent Right granted as a component of another Award may provide that such Dividend Equivalent Right shall be settled upon exercise, settlement, or payment of, or lapse of restrictions on, such other Award, and that such Dividend Equivalent Right granted as a component of another Award may also contain terms and conditions different from such other Award; provided that (a) any Dividend Equivalent Rights with respect to such Award shall be withheld by the Company for the Participant’s account until such Award is vested, subject to such terms as determined by the Committee; and (b) such Dividend Equivalent Rights so withheld by the Company and attributable to any particular Award shall be distributed to such Participant in cash or, at the discretion of the Committee, in shares of Common Stock having a Fair Market Value equal to the amount of such Dividend Equivalent Rights, if applicable, upon vesting of the Award, and if such Award is forfeited, the Participant shall have no right to such Dividend Equivalent Rights. No Dividend Equivalent Rights may be paid or granted with respect to any Stock Option or SAR.
6.9 Other Awards. The Committee may grant to any Participant other forms of Awards, based upon, payable in, or otherwise related to, in whole or in part, shares of Common Stock, if the Committee determines that such other form of Award is consistent with the purpose and restrictions of this Plan. The terms and conditions of such other form of Award shall be specified by the grant. Such Other Awards may be granted for no cash consideration, for such minimum consideration as may be required by Applicable Law, or for such other consideration as may be specified by the grant.
6.10 Performance Goals. Awards of Restricted Stock, Restricted Stock Units, Performance Awards and Other Awards (whether relating to cash or shares of Common Stock) under the Plan may be made subject to the attainment of Performance Goals relating to one or more business criteria that may consist of, but are not limited to, one or more or any combination of the following criteria: stock price; book value; book value per share; tangible book value; tangible book value per share; earnings (including earnings before taxes, earnings before interest and taxes or earnings before interest, taxes, depreciation and amortization); earnings per share (whether on pre-tax, after-tax, operations or other basis); operating earnings; total return to stockholders; return on assets or operating assets; asset quality; net interest margin; or stockholder value added (“Performance Criteria”). Any Performance Criteria may be used to measure the performance of the Company as a whole or any business unit of the Company and may be measured relative to a peer group or index. Any Performance Criteria may include or exclude (a) events that are of an unusual nature or indicate infrequency of occurrence, (b) gains or losses on the disposition of a business,

(c) changes in tax or accounting regulations or laws, (d) the effect of a merger or acquisition, as identified in the Company’s quarterly and annual earnings releases, or (e) other similar occurrences. In all other respects, Performance Criteria shall be calculated in accordance with the Company’s financial statements, under generally accepted accounting principles, or under a methodology established by the Committee prior to the issuance of an Award which is consistently applied and identified in the audited financial statements, including footnotes, or the Compensation Discussion and Analysis section of the Company’s annual report.
6.11 No Repricing of Stock Options or SARs. The Committee may not “reprice” any Stock Option or SAR without stockholder approval. For purposes of this Section 6.11, “reprice” means any of the following or any other action that has the same effect: (a) amending a Stock Option or SAR to reduce its exercise price or base price, (b) canceling a Stock Option or SAR at a time when its exercise price or base price exceeds the Fair Market Value of a share of Common Stock in exchange for cash or a Stock Option, SAR, award of Restricted Stock or other equity award, or (c) taking any other action that is treated as a repricing under generally accepted accounting principles, provided that nothing in this Section 6.11 shall prevent the Committee from making adjustments pursuant to Article 11, from exchanging or cancelling Incentives pursuant to Article 12, or substituting Incentives in accordance with Article 14.
6.12 Recoupment for Restatements. Notwithstanding any other language in this Plan to the contrary, the Company may recoup all or any portion of any shares or cash paid to a Participant in connection with an Award as set forth in the Company’s clawback policy approved by the Company’s Board from time to time.
ARTICLE 7.
EXERCISE PERIOD; VESTING
7.1 Exercise Period. Subject to the other provisions of this Plan, the Committee may, in its discretion, provide that a Stock Option or SAR may not be exercised in whole or in part for any period or periods of time or beyond any date specified in the Award Agreement. Except as provided in the Award Agreement, a Stock Option or SAR may be exercised in whole or in part at any time during its term. Except as otherwise provided in the Award Agreement, the Exercise Period for a Stock Option or SAR shall be reduced or terminated upon Termination of Service. No Stock Option or SAR granted under the Plan may be exercised at any time after the end of its Exercise Period. No portion of any Stock Option or SAR may be exercised after the expiration of ten (10) years from its Date of Grant. However, if an Employee owns or is deemed to own (by reason of the attribution rules of Section 424(d) of the Code) more than ten percent (10%) of the combined voting power of all classes of stock of the Company (or any parent or Subsidiary) and an Incentive Stock Option is granted to such Employee, the term of such Incentive Stock Option (to the extent required by the Code at the time of grant) shall be no more than five (5) years from the Date of Grant.
7.2 Vesting. The Committee, in its sole discretion, shall establish the vesting terms applicable to an Incentive, provided that any such vesting terms shall not be inconsistent with the terms of the Plan, including, without limitation, this Section 7.2. Except for Incentives granted with respect to Exempt Shares, Award Agreements shall not designate a vesting period of less than one year. Upon the occurrence of a Change in Control, unless otherwise provided in the applicable Award Agreement, (a) the applicable Performance Goal(s) for any Performance Award shall be deemed achieved at the greater of (1) the applicable target level and (2) the actual level of achievement as determined by the Committee, taking into account performance through the latest date preceding the Change in Control as to which performance can, as a practical matter, be determined, which date shall not be later than the end of the applicable performance period, and (b) after giving effect to Section 7.2(a), all then-outstanding Stock Options and Stock Appreciation Rights shall become fully vested and exercisable, and all Full-Value Awards and all Cash Awards shall vest in full, be free of restrictions, and be deemed to be earned and payable in an amount equal to the full value of such Award, except in each case to the extent that another Award with no diminution in value (a “Replacement Award”) is provided to the Participant to replace such Award. Notwithstanding any other provision of this Plan to the contrary and unless otherwise determined by the Committee and set forth in the applicable Award Agreement, upon a Participant’s Termination of Service by the Company without Cause or by the Participant for Good Reason, in either case, on or within six (6) months prior to or twelve (12) months following a Change in Control, all Replacement Awards held by such Participant shall vest in full, be free of restrictions, and be deemed to be earned in full.

ARTICLE 8.
EXERCISE OR CONVERSION OF INCENTIVE
8.1 In General. A vested Stock Option or SAR may be exercised or converted, during its Exercise Period, subject to limitations and restrictions set forth in the Award Agreement.
8.2 Securities Law and Exchange Restrictions. In no event may an Incentive be exercised or shares of Common Stock issued pursuant to an Award if a necessary listing or quotation of the shares of Common Stock on a stock exchange or inter-dealer quotation system or any registration under state or federal securities laws required under the circumstances has not been accomplished.
8.3 Exercise of Stock Option.
(a) In General. If a Stock Option is exercisable prior to the time it is vested, the Common Stock obtained on the exercise of the Stock Option shall be Restricted Stock that is subject to the applicable provisions of the Plan and the Award Agreement. If the Committee imposes conditions upon exercise, then subsequent to the Date of Grant, the Committee may, in its sole discretion and subject to the other restrictions and limitations set forth in this Plan, accelerate the date on which all or any portion of the Stock Option may be exercised. No Stock Option may be exercised for a fractional share of Common Stock. The granting of a Stock Option shall impose no obligation upon the Participant to exercise that Stock Option.
(b) Notice and Payment. Subject to such administrative regulations as the Committee may from time to time adopt, a Stock Option may be exercised by the delivery of written notice to the Committee setting forth the number of shares of Common Stock with respect to which the Stock Option is to be exercised (the “Exercise Notice”) and the date of exercise thereof (the “Exercise Date”) with respect to any Stock Option shall be the date that the Participant has delivered both the Exercise Notice and consideration to the Company with a value equal to the total Option Price of the shares to be purchased (plus any employment tax withholding or other tax payment due with respect to such Award), payable as provided in the Award Agreement, which may provide for payment in any one or more of the following ways: (i) cash or check, bank draft, or money order payable to the order of the Company, (ii) Common Stock (including Restricted Stock) owned by the Participant on the Exercise Date, valued at its Fair Market Value on the Exercise Date, and which the Participant has not acquired from the Company within six (6) months prior to the Exercise Date, (iii) by delivery (including by electronic transmission) to the Company or its designated agent of an executed irrevocable option exercise form (or, to the extent permitted by the Company, exercise instructions, which may be communicated in writing, telephonically, or electronically) together with irrevocable instructions from the Participant to a broker or dealer, reasonably acceptable to the Company, to sell certain of the shares of Common Stock purchased upon exercise of the Stock Option, (iv) by requesting the Company to withhold the number of shares otherwise deliverable upon exercise of the Stock Option by the number of shares of Common Stock having an aggregate Fair Market Value equal to the aggregate Option Price at the time of exercise (i.e., a cashless net exercise), and/or (v) in any other form of valid consideration that is acceptable to the Committee in its sole discretion. In the event that shares of Restricted Stock are tendered as consideration for the exercise of a Stock Option, a number of shares of Common Stock issued upon the exercise of the Stock Option equal to the number of shares of Restricted Stock used as consideration therefor shall be subject to the same restrictions and provisions as the Restricted Stock so tendered. If the Participant fails to deliver the consideration described in this Section 8.3(b) within three (3) business days of the date of the Exercise Notice, then the Exercise Notice shall be null and void and the Company will have no obligation to deliver any shares of Common Stock to the Participant in connection with such Exercise Notice.
(c) Issuance of Certificate. Except as otherwise provided in Section 6.4 hereof (with respect to shares of Restricted Stock) or in the applicable Award Agreement, upon payment of all amounts due from the Participant, the Company shall cause the Common Stock then being purchased to be registered in the Participant’s name (or the person exercising the Participant’s Stock Option in the event of his or her death), but shall not issue certificates for the Common Stock unless the Participant or such other person requests delivery of the certificates for the Common Stock, in writing in accordance with the procedures established by the Committee. The Company shall deliver certificates to the Participant (or the person exercising the Participant’s Stock Option in the event of his or her death) as soon as administratively practicable following the Company’s receipt of a written request from the Participant or such other person for delivery of the certificates. Notwithstanding the foregoing, if the Participant has exercised an Incentive Stock Option, the Company may at its option retain physical possession of the certificate evidencing the shares acquired upon exercise until the expiration of the holding periods described in Section 422(a)(1) of the Code. Any obligation of the Company to deliver shares of Common Stock shall, however, be subject to the condition that, if at any time the Committee shall determine in its discretion that the listing, registration, or qualification of the Stock Option or the Common Stock upon any securities exchange or inter-dealer quotation system or under any state or federal law, or the consent or approval of any governmental regulatory body, is necessary as a condition of, or in connection with, the Stock Option or the issuance or purchase of shares of Common Stock thereunder, the Stock Option may not be exercised in whole or in part unless such listing, registration, qualification, consent, or approval shall have been effected or obtained free of any conditions not reasonably acceptable to the Committee.
(d) Failure to Pay. Except as may otherwise be provided in an Award Agreement, if the Participant fails to pay for any of the Common Stock specified in such notice or fails to accept delivery thereof, that portion of the Participant’s Stock Option and right to purchase such Common Stock may be forfeited by the Participant.
8.4 SARs. Subject to the conditions of this Section 8.4 and such administrative regulations as the Committee may from time to time adopt, a SAR may be exercised by the delivery (including by electronic transmission) of written notice to the Committee setting forth the number of shares of Common Stock with respect to which the SAR is to be exercised and the date of exercise thereof (the “Exercise Date”), which shall be at least three (3) days after giving such notice, unless an earlier time shall have been mutually agreed upon. Subject to the terms of the Award Agreement and only if permissible under Section 409A of the Code and the regulations or other guidance issued thereunder (or, if not so permissible, at such time as permitted by Section 409A of the Code and the regulations or other guidance issued thereunder), the Participant shall receive from the Company in exchange therefor in the discretion of the Committee, and subject to the terms of the Award Agreement:
(a) cash in an amount equal to the excess (if any) of the Fair Market Value (as of the Exercise Date, or if provided in the Award Agreement, conversion, of the SAR) per share of Common Stock over the SAR Price per share specified in such SAR, multiplied by the total number of shares of Common Stock of the SAR being surrendered;
(b) that number of shares of Common Stock having an aggregate Fair Market Value (as of the Exercise Date, or if provided in the Award Agreement, conversion, of the SAR) equal to the amount of cash otherwise payable to the Participant, with a cash settlement to be made for any fractional share interests; or
(c) the Company may settle such obligation in part with shares of Common Stock and in part with cash.
The distribution of any cash or Common Stock pursuant to the foregoing sentence shall be made at such time as set forth in the Award Agreement.
8.5 Disqualifying Disposition of Incentive Stock Option. If shares of Common Stock acquired upon exercise of an Incentive Stock Option are disposed of by a Participant prior to the expiration of either two (2) years from the Date of Grant of such Stock Option or one (1) year from the transfer of shares of Common Stock to the Participant pursuant to the exercise of such Stock Option, or in any other disqualifying disposition within the meaning of Section 422 of the Code, such Participant shall notify the Company in writing of the date and terms of such disposition. A disqualifying disposition by a Participant shall not affect the status of any other Stock Option granted under the Plan as an Incentive Stock Option within the meaning of Section 422 of the Code.
ARTICLE 9.
AMENDMENT OR DISCONTINUANCE
Subject to the limitations set forth in this Article 9, the Board may at any time and from time to time, without the consent of the Participants, alter, amend, revise, suspend, or discontinue the Plan in whole or in part; provided, however, that no amendment for which stockholder approval is required either (a) by any securities exchange or inter-dealer quotation system on which the Common Stock is listed or traded or (b) in order for the Plan and Incentives awarded under the Plan to continue to comply with Sections 421 and 422 of the Code, including any successors to such Code Sections, or other Applicable Law, shall be effective unless such amendment shall be approved by the requisite vote of the stockholders of the Company entitled to vote thereon. Any such amendment shall, to the extent deemed necessary or advisable by the Committee, be applicable to any outstanding Incentives theretofore granted under the Plan, notwithstanding any contrary provisions contained in any Award Agreement. In the event of any such amendment to the Plan, the holder of any Incentive outstanding under the Plan shall, upon request of the Committee and as a condition to the exercisability thereof, execute a conforming amendment in the form prescribed by the Committee to any Award Agreement relating thereto. Notwithstanding anything contained in this Plan to the contrary, unless required by law, no action contemplated or permitted by this Article 9 shall materially adversely affect any rights of Participants or obligations of the Company to Participants with respect to any Incentive theretofore granted under the Plan without the consent of the affected Participant.
ARTICLE 10.
TERM
Subject to approval by the Company’s stockholders, this Plan shall be effective from the Effective Date. Unless sooner terminated by action of the Board, the Plan will terminate on the tenth anniversary of the Effective Date, but Incentives granted before that date will continue to be effective in accordance with their respective terms and conditions.
ARTICLE 11.
CAPITAL ADJUSTMENTS
In the event that any dividend or other distribution (whether in the form of cash, Common Stock, other securities, or other property), recapitalization, stock split, reverse stock split, rights offering, reorganization, merger, consolidation, split-up, spin-off, split-off, combination, subdivision, repurchase, or exchange of Common Stock or other securities of the Company, issuance of warrants or other rights to purchase Common Stock or other securities of the Company, or other similar corporate transaction or event affects the fair value of an Award, then the Committee shall, to the extent it deems necessary and advisable, adjust any or all of the following so that the fair value of the Award immediately after the transaction or event is equal to the fair value of the Award immediately prior to the transaction or event: (a) the number of shares and type of Common Stock (or the securities or property) that thereafter may be made the subject of Awards, (b) the number of shares and type of Common Stock (or other securities or property) subject to outstanding Awards, (c) the Option Price of each outstanding Stock Option, (d) the amount, if any, the Company pays for forfeited shares of Common Stock in accordance with Section 6.4, and (e) the number of or SAR Price of shares of Common Stock then subject to outstanding SARs previously granted and unexercised under the Plan, to the end that the same proportion of the Company’s issued and outstanding shares of Common Stock in each instance shall remain subject to exercise at the same aggregate SAR Price; provided, however, that the number of shares of Common Stock (or other securities or property) subject to any Award shall always be a whole number. Notwithstanding the foregoing, no such adjustment shall be made or authorized to the extent that such adjustment would cause the Plan or any Stock Option to violate Section 422 of the Code or Section 409A of the Code. Such adjustments shall be made in accordance with the rules of any securities exchange, stock market, or stock quotation system to which the Company is subject.
Upon the occurrence of any such adjustment, the Company shall provide notice to each affected Participant of its computation of such adjustment, which shall be conclusive and shall be binding upon each such Participant.
ARTICLE 12.
RECAPITALIZATION, MERGER AND CONSOLIDATION
12.1 No Effect on Company’s Authority. The existence of this Plan and Incentives granted hereunder shall not affect in any way the right or power of the Company or its stockholders to make or authorize any or all adjustments, recapitalizations, reorganizations, or other changes in the Company’s capital structure and its business, or any Change in Control, or any merger or consolidation of the Company, or any issuance of bonds, debentures, preferred or preference stocks ranking prior to or otherwise affecting the Common Stock or the rights thereof (or any rights, options, or warrants to purchase same), or the dissolution or liquidation of the Company, or any sale or transfer of all or any part of its assets or business, or any other corporate act or proceeding, whether of a similar character or otherwise.
12.2 Conversion of Incentives Where Company Survives. Subject to any required action by the stockholders and except as otherwise provided by Section 12.4 hereof or as may be required to comply with Section  409A of the Code and the regulations or other guidance issued thereunder, if the Company shall be the surviving or resulting corporation in any merger, consolidation or share exchange, any Incentive granted hereunder shall pertain to and apply to the securities or rights (including cash, property, or assets) to which a holder of the number of shares of Common Stock subject to the Incentive would have been entitled.
12.3 Exchange or Cancellation of Incentives Where Company Does Not Survive. Except as otherwise provided by Section 12.4 hereof or as may be required to comply with Section 409A of the Code and the regulations or other guidance issued thereunder, in the event of any merger, consolidation or share exchange pursuant to which the Company is not the surviving or resulting corporation, there shall be substituted for each share of Common Stock subject to the unexercised portions of outstanding Incentives, that number of shares of each class of stock or other securities or that amount of cash, property, or assets of the surviving, resulting or consolidated company which were distributed or distributable to the stockholders of the Company in respect to each share of Common Stock held by them, such outstanding Incentives to be thereafter exercisable for such stock, securities, cash, or property in accordance with their terms.
12.4 Cancellation of Incentives. Notwithstanding the provisions of Sections 12.2 and 12.3 hereof, and except as may be required to comply with Section 409A of the Code and the regulations or other guidance issued thereunder, in the event the acquiror or the surviving or resulting corporation does not agree to assume or substitute the Incentives, all Incentives granted hereunder may be canceled by the Company, in its sole discretion, as of the effective date of any Change in Control, merger, consolidation or share exchange, or any issuance of bonds, debentures, preferred or preference stocks ranking prior to or otherwise affecting the Common Stock or the rights thereof (or any rights, options, or warrants to purchase same), or of any proposed sale of all or substantially all of the assets of the Company, or of any dissolution or liquidation of the Company, by either:
(a) giving notice to each holder thereof or his personal representative of its intention to cancel those Incentives for which the issuance of shares of Common Stock involved payment by the Participant for such shares, and permitting the purchase during the thirty (30)-day period next preceding such effective date of any or all of the shares of Common Stock subject to such outstanding Incentives, including, in the Board’s discretion but subject to Section 7.2, some or all of the shares as to which such Incentives would not otherwise be vested and exercisable; or
(b) in the case of Incentives that are either (i) settled only in shares of Common Stock, or (ii) at the election of the Participant, settled in shares of Common Stock, paying the holder thereof an amount equal to a reasonable estimate of the difference between the net amount per share payable in such transaction or as a result of such transaction, and the price per share of such Incentive to be paid by the Participant (hereinafter the “Spread”), multiplied by the number of shares subject to the Incentive. In cases where the shares constitute, or would after exercise, constitute Restricted Stock, the Company, in its discretion but subject to Section 7.2, may include some or all of those shares in the calculation of the amount payable hereunder. In estimating the Spread, appropriate adjustments to give effect to the existence of the Incentives shall be made, such as deeming the Incentives to have been exercised, with the Company receiving the exercise price payable thereunder, and treating the shares receivable upon exercise of the Incentives as being outstanding in determining the net amount per share. In cases where the proposed transaction consists of the acquisition of assets of the Company, the net amount per share shall be calculated on the basis of the net amount receivable with respect to shares of Common Stock upon a distribution and liquidation by the Company after giving effect to expenses and charges, including but not limited to taxes, payable by the Company before such liquidation could be completed.
An Award that by its terms would be fully vested or exercisable upon a Change in Control will be considered vested or exercisable for purposes of Section 12.4(a) hereof.
ARTICLE 13.
LIQUIDATION OR DISSOLUTION
Subject to Section 12.4 hereof, in case the Company shall, at any time while any Incentive under this Plan shall be in force and remain unexpired, (a) sell all or substantially all of its property, or (b) dissolve, liquidate, or wind up its affairs, then each Participant shall be entitled to receive, in lieu of each share of Common Stock of the Company which such Participant would have been entitled to receive under the Incentive, the same kind and amount of any securities or assets as may be issuable, distributable, or payable upon any such sale, dissolution, liquidation, or winding up with respect to each share of Common Stock of the Company. If the Company shall, at any time prior to the expiration of any Incentive, make any partial distribution of its assets, in the nature of a partial liquidation, whether payable in cash or in kind (but excluding the distribution of a cash dividend payable out of earned surplus and designated as such) and an adjustment is determined by the Committee to be appropriate to prevent the dilution of the benefits or potential benefits intended to be made available under the Plan, then the Committee shall, in such manner as it may deem equitable, make such adjustment in accordance with the provisions of Article 11 hereof.

ARTICLE 14.
INCENTIVES IN SUBSTITUTION FOR
INCENTIVES GRANTED BY OTHER ENTITIES
Incentives may be granted under the Plan from time to time in substitution for similar instruments held by employees, independent contractors or directors of a corporation, partnership, or limited liability company who become or are about to become Employees, Contractors, or Directors of the Company or any Subsidiary as a result of a merger or consolidation of the employing corporation with the Company, the acquisition by the Company of equity of the employing entity, or any other similar transaction pursuant to which the Company becomes the successor employer (“Substitute Incentives”).
The terms and conditions of the Substitute Incentives so granted may vary from the terms and conditions set forth in this Plan to such extent as the Committee at the time of grant may deem appropriate to conform, in whole or in part, to the provisions of the incentives in substitution for which they are granted. Substitute Incentives shall not reduce the number of shares authorized for issuance under the Plan nor shall such shares subject to a Substitute Incentive be added to the shares available for issuance under the Plan as provided in Article 5. Additionally, in the event that an entity acquired by the Company or any Parent or Subsidiary, or with which the Company or any Parent or Subsidiary combines has shares available under a pre-existing plan approved by its stockholders and not adopted in contemplation of such acquisition or combination, the shares available for grant pursuant to the terms of such pre-existing equity compensation plan (as adjusted, to the extent appropriate, using the exchange ratio or other adjustment or valuation ratio or formula used in such acquisition or combination to determine the consideration payable to the holders of common stock of the entities party to such acquisition or combination) may be used for Awards under the Plan and shall not reduce the shares authorized for issuance under the Plan (and shares subject to such Awards shall not be added to the shares available for issuance under the Plan as provided in Article 5); provided that Awards using such available shares shall not be made after the date awards or grants could have been made under the terms of the pre-existing plan, absent the acquisition or combination, and shall only be made to individuals who were not Employees, Contractors, or Directors prior to such acquisition or combination.
ARTICLE 15.
MISCELLANEOUS PROVISIONS
15.1 Investment Intent. The Company may require that there be presented to and filed with it by any Participant under the Plan, such evidence as it may deem necessary to establish that the Incentives granted or the shares of Common Stock to be purchased or transferred are being acquired for investment and not with a view to their distribution.
15.2 No Right to Continued Employment. Neither the Plan nor any Incentive granted under the Plan shall confer upon any Participant any right with respect to continuance of employment by the Company or any Subsidiary.
15.3 Indemnification of Board and Committee. No member of the Board or the Committee, nor any officer or Employee of the Company acting on behalf of the Board or the Committee, shall be personally liable for any action, determination, or interpretation taken or made in good faith with respect to the Plan, and all members of the Board and the Committee, each officer of the Company, and each Employee of the Company acting on behalf of the Board or the Committee shall, to the extent permitted by law, be fully indemnified and protected by the Company in respect of any such action, determination, or interpretation to the fullest extent provided by law. Except to the extent required by any unwaivable requirement under applicable law, no member of the Board or the Committee (and no Subsidiary of the Company) shall have any duties or liabilities, including without limitation any fiduciary duties, to any Participant (or any Person claiming by and through any Participant) as a result of this Plan, any Award Agreement or any Claim arising hereunder and, to the fullest extent permitted under applicable law, each Participant (as consideration for receiving and accepting an Award Agreement) irrevocably waives and releases any right or opportunity such Participant might have to assert (or participate or cooperate in) any Claim against any member of the Board or the Committee and any Subsidiary of the Company arising out of this Plan.
15.4 Effect of the Plan. Neither the adoption of this Plan nor any action of the Board or the Committee shall be deemed to give any person any right to be granted an Award or any other rights except as may be evidenced by an Award Agreement, or any amendment thereto, duly authorized by the Committee and executed on behalf of the Company, and then only to the extent and upon the terms and conditions expressly set forth therein.
15.5 Compliance with Other Laws and Regulations. Notwithstanding anything contained herein to the contrary, the Company shall not be required to sell or issue shares of Common Stock under any Incentive if the issuance thereof would constitute a violation by the Participant or the Company of any provisions of any law or regulation of any governmental authority or any national securities exchange or inter-dealer quotation system or other forum in which shares of Common Stock are quoted or traded (including without limitation Section 16 of the Exchange Act); and, as a condition of any sale or issuance of shares of Common Stock under an Incentive, the Committee may require such agreements or undertakings, if any, as the Committee may deem necessary or advisable to assure compliance with any such law or regulation. The Plan, the grant and exercise of Incentives hereunder, and the obligation of the Company to sell and deliver shares of Common Stock, shall be subject to all applicable federal and state laws, rules and regulations and to such approvals by any government or regulatory agency as may be required.
15.6 Foreign Participation. To assure the viability of Awards granted to Participants employed in foreign countries, the Committee may provide for such special terms as it may consider necessary or appropriate to accommodate differences in local law, tax policy or custom. Moreover, the Committee may approve such supplements to, or amendments, restatements or alternative versions of, this Plan as it determines are necessary or appropriate for such purposes. Any such amendment, restatement or alternative versions that the Committee approves for purposes of using this Plan in a foreign country will not affect the terms of this Plan for any other country.
15.7 Tax Requirements. The Company or, if applicable, any Parent or Subsidiary (for purposes of this Section 15.7, the term “Company” shall be deemed to include any applicable Parent or Subsidiary), shall have the right to deduct from all amounts paid in cash or other form in connection with the Plan, any federal, state, local, or other taxes required by law to be withheld in connection with an Award granted under this Plan. The Company may, in its sole discretion, also require the Participant receiving shares of Common Stock issued under the Plan to pay the Company the amount of any taxes that the Company is required to withhold in connection with the Participant’s income arising with respect to the Award. Such payments shall be required to be made when requested by the Company and may be required to be made prior to the delivery of any certificate representing shares of Common Stock. Such payment may be made by (a) the delivery of cash to the Company in an amount that equals or exceeds (to avoid the issuance of fractional shares under (c) below) the required tax withholding obligations of the Company; (b) if the Company, in its sole discretion, so consents in writing, the actual delivery by the exercising Participant to the Company of shares of Common Stock that the Participant has not acquired from the Company within six (6) months prior to the date of exercise, which shares so delivered have an aggregate Fair Market Value that equals or exceeds (to avoid the issuance of fractional shares under (c) below) the required tax withholding payment (up to any Company-imposed limit as described below); (c) if the Company, in its sole discretion, so consents in writing, the Company’s withholding of a number of shares to be delivered upon the exercise of the Stock Option, which shares so withheld have an aggregate fair market value that equals (but does not exceed) the required tax withholding payment (up to any Company-imposed limit as described below); or (d) any combination of (a), (b), or (c). To the extent any withholding obligation is satisfied by the withholding of shares of Common Stock, such withholding shall be limited to the minimum statutory required withholding rate for the Participant, or such other rate that will not cause an adverse accounting consequence or cost, subject to the discretion of the Committee and any applicable Company policy that may be in place from time to time; provided, however, that any shares of Common Stock that are withheld in excess of the minimum statutory rate shall not be recycled back into the shares authorized for issuance as Awards under the Plan in accordance with Section 5.2. The Company may, in its sole discretion, withhold any such taxes from any other cash remuneration otherwise paid by the Company to the Participant. The Committee may in the Award Agreement impose any additional tax requirements or provisions that the Committee deems necessary or desirable.
15.8 Assignability. Incentive Stock Options may not be transferred, assigned, pledged, hypothecated or otherwise conveyed or encumbered other than by will or the laws of descent and distribution and may be exercised during the lifetime of the Participant only by the Participant or the Participant’s legally authorized representative, and each Award Agreement in respect of an Incentive Stock Option shall so provide. The designation by a Participant of a beneficiary will not constitute a transfer of the Stock Option. The Committee may waive or modify any limitation contained in the preceding sentences of this Section 15.8 that is not required for compliance with Section 422 of the Code.
Except as otherwise provided herein, Awards may not be transferred, assigned, pledged, hypothecated or otherwise conveyed or encumbered other than by will or the laws of descent and distribution. Notwithstanding the foregoing, the Committee may, in its discretion, authorize all or a portion of a Nonqualified Stock Option or SAR to be granted to a Participant on terms which permit transfer by such Participant to (a) the spouse (or former spouse), children or grandchildren of the Participant (“Immediate Family Members”), (b) a trust or trusts for the exclusive benefit of such Immediate Family Members, (c) a partnership in which the only partners are (1) such Immediate Family Members and/or (2) entities which are controlled by the Participant and/or Immediate Family Members, (d) an entity exempt from federal income tax pursuant to Section 501(c)(3) of the Code or any successor provision, or (e) a split interest trust or pooled income fund described in Section 2522(c)(2) of the Code or any successor provision, provided that (x) there shall be no consideration for any such transfer, (y) the Award Agreement pursuant to which such Nonqualified Stock Option or SAR is granted must be approved by the Committee and must expressly provide for transferability in a manner consistent with this Section, and (z) subsequent transfers of transferred Nonqualified Stock Options or SARs shall be prohibited except those by will or the laws of descent and distribution.
Following any transfer, any such Nonqualified Stock Option or SAR shall continue to be subject to the same terms and conditions as were applicable immediately prior to transfer, provided that for purposes of Articles 8, 9, 11, 13 and 15 hereof the term “Participant” shall be deemed to include the transferee. The terms and conditions applicable in the event of a Termination of Service shall continue to be applied with respect to the original Participant, following which the Nonqualified Stock Options and SARs shall be exercisable or convertible by the transferee only to the extent and for the periods specified in the Award Agreement. The Committee and the Company shall have no obligation to inform any transferee of a Nonqualified Stock Option or SAR of any expiration, termination, lapse or acceleration of such Stock Option or SAR. The Company shall have no obligation to register with any federal or state securities commission or agency any Common Stock issuable or issued under a Nonqualified Stock Option or SAR that has been transferred by a Participant under this Section 15.8.
15.9 Use of Proceeds. Proceeds from the sale of shares of Common Stock pursuant to Incentives granted under this Plan shall constitute general funds of the Company.
15.10 Legend. Each certificate representing shares of Restricted Stock issued to a Participant shall bear the following legend, or a similar legend deemed by the Company to constitute an appropriate notice of the provisions hereof (any such certificate not having such legend shall be surrendered upon demand by the Company and so endorsed):
On the face of the certificate:
“Transfer of this stock is restricted in accordance with conditions printed on the reverse of this certificate.”
On the reverse:
“The shares of stock evidenced by this certificate are subject to and transferable only in accordance with that certain Mechanics Bancorp 2025 Equity Incentive Plan, a copy of which is on file at the principal office of the Company in Walnut Creek, California. No transfer or pledge of the shares evidenced hereby may be made except in accordance with and subject to the provisions of said Plan. By acceptance of this certificate, any holder, transferee or pledgee hereof agrees to be bound by all of the provisions of said Plan.”
The following legend shall be inserted on a certificate evidencing Common Stock issued under the Plan if the shares were not issued in a transaction registered under the applicable federal and state securities laws:
“Shares of stock represented by this certificate have been acquired by the holder for investment and not for resale, transfer or distribution, have been issued pursuant to exemptions from the registration requirements of applicable state and federal securities laws, and may not be offered for sale, sold or transferred other than pursuant to effective registration under such laws, or in transactions otherwise in compliance with such laws, and upon evidence satisfactory to the Company of compliance with such laws, as to which the Company may rely upon an opinion of counsel satisfactory to the Company.”
15.11 Governing Law. The Plan shall be governed by, construed, and enforced in accordance with the laws of the State of Washington (excluding any conflict of laws, rule or principle of Washington law that might refer the governance, construction, or interpretation of this Plan to the laws of another state). A Participant’s sole remedy for any Claim shall be against the Company, and no Participant shall have any claim or right of any nature against any Subsidiary of the Company or any stockholder or existing or former director, officer or Employee of the Company or any Subsidiary of the Company. The individuals and entities described above in this Section 15.11 (other than the Company) shall be third-party beneficiaries of this Plan for purposes of enforcing the terms of this Section 15.11.
A copy of this Plan shall be kept on file in the principal office of the Company in Walnut Creek, California.
***************

Annex E

March 28, 2025
The Board of Directors
HomeStreet, Inc.
601 Union Street, Suite 2000
Seattle, WA 98101
Members of the Board:
You have requested the opinion of Keefe, Bruyette & Woods, Inc. (“KBW”, “we”, “us” or “our”) as investment bankers as to the fairness, from a financial point of view, to HomeStreet, Inc. (“HomeStreet”) of the Merger Consideration (as defined below) in the proposed merger of HomeStreet Bank (“HomeStreet Bank”), a direct and wholly-owned subsidiary of HomeStreet, with and into Mechanics Bank (“Mechanics Bank”), with Mechanics Bank as the surviving entity (the “Transaction”), pursuant to the Agreement and Plan of Merger (the “Agreement”) to be entered into by and among HomeStreet, HomeStreet Bank and Mechanics Bank. Pursuant to the Agreement and subject to the terms, conditions and limitations set forth therein, each share of common stock, par value $50 per share, of Mechanics Bank designated as Voting Common Stock (the “Voting Common Stock”) and each share of the common stock, par value $50 per share, of Mechanics Bank designated as Non-Voting Common Stock (the “Non-Voting Common Stock”) issued and outstanding immediately prior to the Effective Time (the Voting Common Stock and the Non-Voting Common Stock, collectively, the “Mechanics Bank Common Stock”) (other than Excluded Shares (as defined in the Agreement)) shall be converted into the right to receive (A) in the case of Voting Common Stock, 3,301.0920 shares (the “Voting Exchange Ratio” and such shares collectively, the “Voting Merger Consideration”) of the class A common stock, no par value, of HomeStreet (the “Class A HomeStreet Common Stock”), and (B) in the case of the Non-Voting Common Stock, 330.1092 shares (the “Non-Voting Exchange Ratio,” and such shares collectively with the Voting Merger Consideration, the “Merger Consideration”) of the class B common stock, no par value, of HomeStreet (the “Class B HomeStreet Common Stock,” and together with the Class A HomeStreet Common Stock, the “HomeStreet Common Stock”). The terms and conditions of the Transaction are more fully set forth in the Agreement. Following the transactions, HomeStreet will be renamed Mechanics Bancorp.
KBW has acted as financial advisor to HomeStreet and not as an advisor to or agent of any other person in connection with the Transaction. As part of our investment banking business, we are continually engaged in the valuation of bank and bank holding company securities in connection with acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for various other purposes. As specialists in the securities of banking companies, we have experience in, and knowledge of, the valuation of banking enterprises. We and our affiliates, in the ordinary course of our and their broker-dealer businesses (and further to an existing sales and trading relationship between a KBW broker-dealer affiliate and Mechanics Bank), may from time to time purchase securities from, and sell securities to, HomeStreet, Mechanics Bank and or any of their respective affiliates. In addition, as a market maker in securities, we and our affiliates may from time to time have a long or short position in, and buy or sell, debt or equity securities of HomeStreet, Mechanics Bank or any of their respective affiliates for our and their own respective accounts and for the accounts of our and their respective customers and clients. We have acted exclusively for the board of directors of HomeStreet (the “Board”) in rendering this opinion and will receive a fee from HomeStreet for our services. A portion of our fee is payable upon the rendering of this opinion, and a significant portion is contingent upon the successful completion of the Transaction. In addition, HomeStreet has agreed to indemnify us for certain liabilities arising out of our engagement.
Other than in connection with this present engagement, in the past two years, KBW has not provided investment banking or financial advisory services to HomeStreet. In the past two years, KBW has not provided investment banking

The Board of Directors – HomeStreet, Inc.
March 28, 2025

or financial advisory services to Mechanics Bank. We may in the future provide investment banking and financial advisory services to HomeStreet, Mechanics Bank or their respective affiliates and receive compensation for such services.
In connection with this opinion, we have reviewed, analyzed and relied upon material bearing upon the financial and operating condition of HomeStreet and Mechanics Bank and bearing upon the Transaction, including among other things, the following: (i) an execution version of the Agreement dated March 28, 2025; (ii) the audited financial statements and Annual Reports on Form 10-K for the three fiscal years ended December 31, 2024 of HomeStreet; (iii) the audited financial statements for the three fiscal years ended December 31, 2024 of Mechanics Bank; (iv) certain regulatory filings of HomeStreet and Mechanics Bank and their respective subsidiaries, including as applicable, the quarterly or semi-annual reports on Form FR Y-9C or Form FR Y-9SP and the quarterly call reports required to be filed (as the case may be) with respect to each quarter during the three-year period ended December 31, 2024; (v) certain other interim reports and other communications of HomeStreet and Mechanics Bank to their respective shareholders; and (vi) other financial information concerning the businesses and operations of HomeStreet and Mechanics Bank furnished to us by HomeStreet and Mechanics Bank or that we were otherwise directed to use for purposes of our analyses. Our consideration of financial information and other factors that we deemed appropriate under the circumstances or relevant to our analyses included, among others, the following: (i) the historical and current financial position and results of operations of HomeStreet and Mechanics Bank; (ii) the assets and liabilities of HomeStreet and Mechanics Bank; (iii) a comparison of certain financial information for HomeStreet and Mechanics Bank with similar information for certain other companies the securities of which are publicly traded; (iv) financial and operating forecasts and projections of HomeStreet that were prepared by HomeStreet management, provided to and discussed with us by such management, and used and relied upon by us at the direction of such management and with the consent of the Board; (v) financial and operating forecasts and projections of Mechanics Bank that were prepared by Mechanics Bank management, provided to and discussed with us by such management, and used and relied upon by us based on such discussions, at the direction of HomeStreet management and with the consent of the Board; and (vi) estimates regarding certain pro forma financial effects of the Transaction on HomeStreet and Mechanics Bank (including, without limitation, the cost savings expected to result or be derived from the Transaction) that were prepared by Mechanics Bank management, provided to and discussed with us by such management and used and relied upon by us based on such discussions, at the direction of HomeStreet management and with the consent of the Board. We have also performed such other studies and analyses as we considered appropriate and have taken into account our assessment of general economic, market and financial conditions and our experience in other transactions, as well as our experience in securities valuation and knowledge of the banking industry generally. We have also participated in discussions held by the managements of HomeStreet and Mechanics Bank regarding the past and current business operations, regulatory relations, financial condition and future prospects of their respective companies and such other matters as we have deemed relevant to our inquiry. In addition, we have considered the results of the efforts undertaken by HomeStreet, with our assistance, to solicit indications of interest from third parties regarding a potential transaction with HomeStreet.
In conducting our review and arriving at our opinion, we have relied upon and assumed the accuracy and completeness of all of the financial and other information that was provided to or discussed with us or that was publicly available and we have not independently verified the accuracy or completeness of any such information or assumed any responsibility or liability for such verification, accuracy or completeness. We have relied upon the management of HomeStreet as to the reasonableness and achievability of the financial and operating forecasts and projections of HomeStreet referred to above (and the assumptions and bases therefor), and we have assumed that such forecasts and projections represent the best currently available estimates and judgments of such management and that such forecasts and projections will be realized in the amounts and in the time periods currently estimated by such management. We have further relied, with the consent of the Board, upon Mechanics Bank management as to the reasonableness and achievability of the financial and operating forecasts and projections of Mechanics Bank referred to above (and the assumptions and bases therefor), and we have assumed that such forecasts and projections have been reasonably prepared and represent the

The Board of Directors – HomeStreet, Inc.
March 28, 2025

best currently available estimates and judgments of such management and that such forecasts and projections will be realized in the amounts and in the time periods currently estimated by such management. In addition, we have relied, with the consent of the Board, upon the respective managements of HomeStreet and Mechanics Bank as to the reasonableness and achievability of the estimates regarding certain pro forma financial effects of the Transaction on HomeStreet and Mechanics Bank (including, without limitation, the cost savings expected to result or be derived from the Transaction), all as referred to above (and the assumptions and bases for all such information), and we have assumed that such information has been reasonably prepared and represents the best currently available estimates and judgments of such managements and that the forecasts, projections and estimates reflected in such information will be realized in the amounts and in the time periods currently estimated by such managements.
It is understood that the portion of the foregoing financial information of HomeStreet and Mechanics Bank that was provided to us was not prepared with the expectation of public disclosure and that all of the foregoing financial information is based on numerous variables and assumptions that are inherently uncertain (including, without limitation, factors related to general economic and competitive conditions and, in particular, the widespread disruption, extraordinary uncertainty and unusual volatility arising from global tensions and political unrest, economic uncertainty, inflation, prolonged higher interest rates, the COVID-19 pandemic and, in the case of the banking industry, recent actual or threatened regional bank failures, including the effect of evolving governmental interventions and non-interventions) and, accordingly, actual results could vary significantly from those set forth in such information. We have assumed, based on discussions with the respective managements of HomeStreet and Mechanics Bank and with the consent of the Board, that all such information provides a reasonable basis upon which we can form our opinion and we express no view as to any such information or the assumptions or bases therefor. We have relied on all such information without independent verification or analysis and do not in any respect assume any responsibility or liability for the accuracy or completeness thereof. We also assumed that there were no material changes in the assets, liabilities, financial condition, results of operations, business or prospects of either HomeStreet or Mechanics Bank since the date of the last financial statements of each such entity that were made available to us. We are not experts in the independent verification of the adequacy of allowances for loan and lease losses and we have assumed, without independent verification and with the consent of the Board, that the aggregate allowances for loan and lease losses for each of HomeStreet and Mechanics Bank are adequate to cover such losses. In rendering our opinion, we have not made or obtained any evaluations or appraisals or physical inspection of the property, assets or liabilities (contingent or otherwise) of HomeStreet or Mechanics Bank, the collateral securing any of such assets or liabilities, or the collectability of any such assets, nor have we examined any individual loan or credit files, nor did we evaluate the solvency, financial capability or fair value of HomeStreet or Mechanics Bank under any state or federal laws, including those relating to bankruptcy, insolvency or other matters. We have made note of the classification by each of HomeStreet and Mechanics Bank of its loans and owned securities as either held for investment, on the one hand, or held for sale, on the other hand, and have also reviewed reported fair value marks-to-market and other reported valuation information, if any, relating to such loans or owned securities contained in the respective financial statements of HomeStreet and Mechanics Bank, but we express no view as to any such matters. Estimates of values of companies and assets do not purport to be appraisals or necessarily reflect the prices at which companies or assets may actually be sold. Such estimates are inherently subject to uncertainty and should not be taken as our view of the actual value of any companies or assets.
We have assumed, in all respects material to our analyses, the following: (i) that the Transaction and any related transactions will be completed substantially in accordance with the terms set forth in the Agreement (the final terms of which we have assumed will not differ in any respect material to our analyses from the execution version reviewed by us and referred to above), with no adjustments to the Merger Consideration and with no other consideration or payments in respect of HomeStreet Common Stock or Mechanics Bank Common Stock; (ii) that the representations

The Board of Directors – HomeStreet, Inc.
March 28, 2025

and warranties of each party in the Agreement and in all related documents and instruments referred to in the Agreement are true and correct; (iii) that each party to the Agreement and all related documents will perform all of the covenants and agreements required to be performed by such party under such documents; (iv) that there are no factors that would delay or subject to any adverse conditions, any necessary regulatory or governmental approval for the Transaction or any related transactions and that all conditions to the completion of the Transaction and any related transactions will be satisfied without any waivers or modifications to the Agreement or any of the related documents; and (v) that in the course of obtaining the necessary regulatory, contractual, or other consents or approvals for the Transaction and any related transactions, no restrictions, including any divestiture requirements, termination or other payments or amendments or modifications, will be imposed that will have a material adverse effect on the future results of operations or financial condition of HomeStreet, Mechanics Bank or the pro forma entity, or the contemplated benefits of the Transaction, including without limitation the cost savings expected to result or be derived from the Transaction. We have assumed that the Transaction will be consummated in a manner that complies with the applicable provisions of the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and all other applicable federal and state statutes, rules and regulations. We have further been advised by representatives of HomeStreet that HomeStreet has relied upon advice from its advisors (other than KBW) or other appropriate sources as to all legal, financial reporting, tax, accounting and regulatory matters with respect to HomeStreet, HomeStreet Bank, Mechanics Bank, the Transaction and any related transaction, and the Agreement. KBW has not provided advice with respect to any such matters.
This opinion addresses only the fairness, from a financial point of view, as of the date hereof, of the Merger Consideration in the Transaction to HomeStreet. We express no view or opinion as to any other terms or aspects of the Transaction or any term or aspect of any related transactions, including without limitation, the form or structure of the Transaction or any such related transaction, any consequences of the Transaction or any such related transaction to HomeStreet, its shareholders, creditors or otherwise, or any terms, aspects, merits or implications of any employment, consulting, voting, support, shareholder or other agreements, arrangements or understandings contemplated or entered into in connection with the Transaction or otherwise. Our opinion is necessarily based upon conditions as they exist and can be evaluated on the date hereof and the information made available to us through the date hereof. There is currently significant volatility in the stock and other financial markets arising from global tensions and political unrest, economic uncertainty, inflation, prolonged higher interest rates, the COVID-19 pandemic and, in the case of the banking industry, recent actual or threatened regional bank failures, including the effect of evolving governmental interventions and non-interventions. It is understood that subsequent developments may affect the conclusion reached in this opinion and that KBW does not have an obligation to update, revise or reaffirm this opinion. Our opinion does not address, and we express no view or opinion with respect to, (i) the underlying business decision of HomeStreet to engage in the Transaction or enter into the Agreement; (ii) the relative merits of the Transaction as compared to any strategic alternatives that are, have been or may be available to or contemplated by HomeStreet or the Board; (iii) the fairness of the amount or nature of any compensation to be received by any of HomeStreet’s officers, directors or employees, or any class of such persons, relative to any compensation to the holders of HomeStreet Common Stock; (iv) the effect of the Transaction or any related transaction on, or the fairness of the consideration to be received by, holders of any class of securities of HomeStreet or holders of any class of securities of Mechanics Bank or any other party to any transaction contemplated by the Agreement; (v) the actual value of HomeStreet Common Stock to be issued in the Transaction; (vi) the prices, trading range or volume at which HomeStreet Common Stock will trade following the public announcement of the Transaction or the price, trading range or volume at which HomeStreet Common Stock will trade following the consummation of the Transaction; (vii) any advice or opinions provided by any other advisor to any of the parties to the Transaction or any other transaction contemplated by the Agreement; or (viii) any legal, regulatory, accounting, tax or similar matters relating to HomeStreet, HomeStreet Bank, Mechanics Bank, any of their respective shareholders, or relating to or arising out of or as a consequence of the Transaction or any related transactions, including whether or not the Transaction would qualify as a tax-free reorganization for United States federal income tax purposes.

The Board of Directors – HomeStreet, Inc.
March 28, 2025

This opinion is for the information of, and is directed to, the Board (in its capacity as such) in connection with its consideration of the financial terms of the Transaction. This opinion does not constitute a recommendation to the Board as to how it should vote on the Transaction, or to any HomeStreet shareholder or any shareholder of any other entity as to how to vote in connection with the Transaction or any other matter, nor does it constitute a recommendation regarding whether or not any such shareholder should enter into a voting, shareholders’, or affiliates’ agreement with respect to the Transaction or exercise any dissenters’ or appraisal rights that may be available to such shareholder.
This opinion has been reviewed and approved by our Fairness Opinion Committee in conformity with our policies and procedures established under the requirements of Rule 5150 of the Financial Industry Regulatory Authority.
Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Merger Consideration in the Transaction is fair, from a financial point of view, to HomeStreet.

Very truly yours,

Keefe, Bruyette & Woods, Inc.

Annex F
EXECUTION VERSION
VOTING AND SUPPORT AGREEMENT
This VOTING AND SUPPORT AGREEMENT, dated as of March 28, 2025 (this “Agreement”), is made by and among (1) HomeStreet, Inc., a Washington corporation (“Parent”), (2) EB Acquisition Company LLC and EB Acquisition Company II LLC (together, the “Acquisition Entities”) and (3) Ford Financial Fund II, L.P. and Ford Financial Fund III, L.P. (together, the “Fund Entities”) (together, the “Parties” and each a “Party”).
W I T N E S E T H
WHEREAS, on March 28, 2025, Parent, HomeStreet Bank, a Washington state-chartered commercial bank and a direct and wholly owned subsidiary of Parent (“Parent Bank”), and Mechanics Bank (“Company”) entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which, among other things, Parent Bank will merge with and into Company (the “Merger”), so that Company is the surviving entity in the Merger, upon the terms and subject to the conditions set forth in the Merger Agreement;
WHEREAS in connection with the transactions contemplated by the Merger Agreement, the Board of Directors of Parent has (a) approved the amendment of Parent’s articles of incorporation in the form attached as Exhibit B to the Merger Agreement (the “Articles Amendment”), which, among other things, authorizes Parent to issue Class A Common Stock and Class B Common Stock (in each case as defined in the Articles Amendment), (b) resolved to submit such amendment to the shareholders of Parent for approval and (c) approved the issuance of shares of Class A Common Stock and Class B Common Stock as Merger Consideration (as defined in the Merger Agreement) on the terms and subject to the conditions set forth in the Merger Agreement;
WHEREAS, as of the date hereof, each Acquisition Entity is the record and Beneficial Owner of, and has the right to vote and act by written consent with respect to and dispose of, certain shares of common stock, par value $50 per share, of Company designated as Voting Common Stock (the “Voting Company Common Stock”);
WHEREAS, obtaining the Requisite Company Vote is a condition to the consummation of the Merger;
WHEREAS, concurrently with the execution of the Merger Agreement, (a) Company, the Acquisition Entities, the Fund Entities and Rabobank International Holding B.V. have terminated the Company Shareholders Agreement and (b) Parent, Company, the Acquisition Entities, the Fund Entities and Rabobank International Holding B.V. have entered into the Registration Rights Agreement in the form attached as Exhibit C to the Merger Agreement;
WHEREAS, the Acquisition Entities and the Fund Entities understand that Parent and Parent Bank are being induced to enter into the Merger Agreement by, and Parent’s and Parent Bank’s willingness to enter into the Merger Agreement is conditioned upon, the execution of this Agreement by the Acquisition Entities and the Fund Entities as soon as practicable, and in no event later than twenty-four (24) hours, following the execution of the Merger Agreement; and
WHEREAS, (a) each of the Acquisition Entities and Fund Entities is willing to agree, on the terms and subject to the conditions set forth herein, not to Transfer (as defined below) any of the Voting Company Common Stock, and (b) each of the Acquisition Entities is willing to act by written consent with respect to the Voting Company Common Stock as set forth herein.
NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereto, intending to be legally bound, hereby agree as follows:
1. Definitions and Related Matters.
1.1 Definitions. This Agreement is a “Support Agreement” as defined in the Merger Agreement. Capitalized terms used but not otherwise defined herein shall have the respective meanings ascribed to such terms in the Merger Agreement. As used in this Agreement, the following terms shall have the meanings indicated below:
“Affiliate” shall mean, with respect to any Person, a Person that, directly or indirectly through one or more intermediaries, Controls, is Controlled by, or is under common Control with such Person.
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“Beneficially Own” shall mean, with respect to any securities, having “beneficial ownership” of such securities for purposes of Rule 13d-3 or 13d-5 under the Exchange Act (or any successor statute or regulation) (whether or not any such rule, statute or regulation is applicable to such securities). “Beneficial Ownership” shall have a correlative meaning.
“Control” shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.
“Company Shareholders Agreement” shall mean that certain Shareholders Agreement, dated as of August 31, 2019, by and among Company, Rabobank International Holding B.V., the Fund Entities and the Acquisition Entities.
“Expiration Time” shall mean, with respect to any Acquisition Entity and Fund Entity, the earliest to occur of (a) the Effective Time, (b) the termination of the Merger Agreement in accordance with its terms and (c) any amendment to the Merger Agreement without the prior written consent of such Acquisition Entity or Fund Entity if such amendment reduces the Exchange Ratio or alters the form of Merger Consideration.
“Person” shall mean an individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, Governmental Entity or other entity of any kind or nature.
“Transfer” means, with respect to any Voting Company Common Stock, the sale, grant, assignment, transfer, pledge, hypothecation, encumbrance (excluding any encumbrance created by this Agreement, the Company Articles, the Company Bylaws, the Company Shareholders Agreement or applicable securities laws), constructive sale, or other disposition of such security or the ownership thereof (including by operation of law), or the entry into of any contract, agreement or other obligation to effect any of the foregoing, including, for purposes of this Agreement, the transfer or sharing of any voting, investment or dispositive power of such security.
1.2 Additional Shares. Each Acquisition Entity and Fund Entity agrees that all applicable representations, terms and conditions of this Agreement will apply to the Voting Company Common Stock of which such Acquisition Entity or Fund Entity acquires record and Beneficial Ownership (and the power to vote and right to consent with respect to) after the date hereof and prior to the Expiration Time, whether upon the exercise of options, warrants or rights, the conversion or exchange of convertible or exchangeable securities, or by means of purchase, dividend, distribution, split-up, recapitalization, combination, exchange of shares of Voting Company Common Stock or the like, gift, bequest, inheritance, or as a successor in interest in any capacity or otherwise (together, the “Additional Shares”). For the avoidance of doubt, all references to “Voting Company Common Stock” in this Agreement shall be deemed to include any Additional Shares, mutatis mutandis.
1.3 Other Definitional Provisions. Unless the express context otherwise requires: (a) the words “hereof”, “herein”, and “hereunder” and words of similar import, when used in this Agreement, shall refer to this Agreement as a whole and not to any particular provision of this Agreement; (b) the words “date hereof”, when used in this Agreement, shall refer to the date set forth in the Preamble; (c) the terms defined in the singular have a comparable meaning when used in the plural, and vice versa; (d) the terms defined in the present tense have a comparable meaning when used in the past tense, and vice versa; (e) any references herein to a specific Section, Schedule, Annex or Exhibit shall refer, respectively, to Sections, Schedules, Annexes or Exhibits of this Agreement, except as otherwise expressly stated; (f) wherever the word “include”, “includes”, or “including” is used in this Agreement, it shall be deemed to be followed by the words “without limitation”; (g) a “business day” means any day other than a Saturday, a Sunday or a day on which banks in the State of Washington or California are authorized by law or executive order to be closed; and (h) the word “or” shall not be exclusive.
2. Agreement to Consent and Approve. From the date hereof until the Expiration Time, each Acquisition Entity shall, and the applicable Fund Entity shall cause such Acquisition Entity to, (a) promptly (and in any event within five (5) business days) after the S-4 is declared effective under the Securities Act, execute and deliver (or cause to be executed and delivered) to Company a written consent approving the Merger Agreement and the transactions contemplated by the Merger Agreement (including the Merger), substantially in the form attached hereto as Exhibit A, with respect to all of its Voting Company Common Stock entitled to act by written consent thereto and in accordance
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with such procedures relating thereto so as to ensure that it is duly counted for purposes of recording the results of such consent, and (b) vote or cause to be voted (including by written consent) all of its Voting Company Common Stock against any actions, agreement or transaction involving Company that is intended, or would reasonably be expected, to impede, interfere with, delay, postpone, adversely affect or prevent the consummation of the transactions contemplated by the Merger Agreement, including the Merger, in any material respect.
3. Agreement Not to Transfer or Encumber. From the date hereof until the Expiration Time, each Acquisition Entity shall not, and each Fund Entity shall not, and shall cause its respective Acquisition Entity not to, (a) directly or indirectly Transfer any Voting Company Common Stock (or any rights, options or warrants to acquire any Voting Company Common Stock) or (b) enter into any contract or binding commitment (whether or not in writing) to take any of the actions prohibited by the foregoing clause (a) except, in each case, (i) pursuant to this Agreement, (ii) with respect to arrangements entered into with investors and limited partners customary for private equity funds, as long as such Fund Entity or Acquisition Entity retains Beneficial Ownership of such Voting Company Common Stock or (iii) pursuant to Transfers to an Affiliate who shall agree to be bound by this Agreement as if an original party hereto.
4. Registration Rights Agreement. Concurrently with the execution of the Merger Agreement, each Acquisition Entity and, for the limited purposes set forth therein, each Fund Entity, has delivered a duly executed copy of the Registration Rights Agreement in the form attached as Exhibit C to the Merger Agreement, to be effective as of the Effective Time.
5. Representations and Warranties of each Acquisition Entity and Fund Entity. Each Acquisition Entity and Fund Entity hereby represents and warrants (on behalf of itself and, in the case of each Fund Entity, its respective Acquisition Entity) to Parent as follows:
5.1 Each Acquisition Entity and Fund Entity is duly organized, existing and in good standing (to the extent such concept is applicable) under the laws of its jurisdiction of organization.
5.2 Each Acquisition Entity and Fund Entity has all requisite power and authority to execute and deliver this Agreement and to perform such Party’s obligations hereunder. The execution and delivery of this Agreement by each Acquisition Entity and Fund Entity and the performance of such Party’s obligations hereunder have been duly authorized by all necessary action of such Party. This Agreement has been duly executed and delivered by each Acquisition Entity and Fund Entity and, assuming the due authorization, execution and delivery of this Agreement by Parent, constitutes the legal, valid and binding obligation of each Acquisition Entity and Fund Entity enforceable against such Party in accordance with its terms, except as limited by the Enforceability Exceptions.
5.3 The execution and delivery of this Agreement by each Acquisition Entity and Fund Entity and the performance of such Party’s obligations hereunder will not constitute or result in (a) a breach or violation of, or a default under, the organizational or governing documents of such Party, (b) a breach or violation of, a termination (or right of termination) or default under, the creation or acceleration of any obligations under, or the creation of a Lien on any of the assets of such Party (with or without notice, lapse of time or both) pursuant to, any agreement, lease, license, contract, note, mortgage, indenture, arrangement or other obligation binding upon such Party, or (c) a conflict with, breach or violation of any law applicable to such Party or by which its properties are bound or affected, except, in the case of clause (a), (b) or (c), for any breach, violation, termination, default, creation or acceleration that would not, individually or in the aggregate, reasonably be expected to materially impair or have a material adverse effect on the ability of such Party to perform its obligations under this Agreement or to consummate the transactions contemplated by this Agreement on a timely basis.
5.4 As of the date hereof, each Acquisition Entity (a) Beneficially Owns and owns of record all of the shares of Voting Company Common Stock set forth in the table opposite its name set forth on Schedule 1 attached hereto free and clear of any and all Liens, other than those created by this Agreement, the Company Articles, the Company Bylaws, the Company Shareholders Agreement and applicable securities laws, and (b) has voting power over and right to consent with respect to all of such shares of Voting Company Common Stock.
5.5 Each Acquisition Entity and Fund Entity is not aware of any reason why the necessary regulatory approvals, waivers and consents will not be received in order to permit consummation of the transactions contemplated by the Merger Agreement (including the Merger) on a timely basis.
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6. Representations and Warranties of Parent. Parent hereby represents and warrants to each Acquisition Entity and Fund Entity as follows:
6.1 Parent is duly organized, existing and in good standing (to the extent such concept is applicable) under the laws of its jurisdiction of organization.
6.2 Parent has all requisite power and authority to execute and deliver this Agreement and to perform its obligations hereunder. The execution and delivery of this Agreement by Parent and the performance of its obligations hereunder have been duly authorized by all necessary action of Parent. This Agreement has been duly executed and delivered by Parent and, assuming the due authorization, execution and delivery of this Agreement by each Acquisition Entity and Fund Entity, constitutes the legal, valid and binding obligation of Parent enforceable against it in accordance with its terms, except as limited by the Enforceability Exceptions.
6.3 The execution and delivery of this Agreement by Parent and the performance of its obligations hereunder will not constitute or result in (a) a breach or violation of, or a default under, the organizational documents of Parent, (b) a breach or violation of, a termination (or right of termination) or default under, the creation or acceleration of any obligations under, or the creation of a Lien on any of the assets of Parent (with or without notice, lapse of time or both) pursuant to, any agreement, lease, license, contract, note, mortgage, indenture, arrangement or other obligation binding upon Parent, or (c) a conflict with, breach or violation of any law applicable to Parent or by which its properties are bound or affected, except in the case of clause (a), (b) or (c), for any breach, violation, termination, default, creation or acceleration that would not, individually or in the aggregate, reasonably be expected to materially impair or have a material adverse effect on the ability of Parent to perform its obligations under this Agreement on a timely basis.
7. Additional Covenants of Each Acquisition Entity and Fund Entity. Each Acquisition Entity and Fund Entity hereby further covenants and agrees as follows:
7.1 Each Acquisition Entity and Fund Entity, on the one hand, and Parent, on the other hand, shall cooperate with each other, and each Acquisition Entity and Fund Entity shall use its reasonable best efforts to promptly prepare and file all necessary documentation, to effect all applications, notices, petitions and filings and in the case of the applications, notices, petitions and filings in respect of the Requisite Regulatory Approvals that are required to be obtained by such Acquisition Entity or Fund Entity, each Acquisition Entity and Fund Entity shall use its reasonable best efforts to make them within thirty (30) days of the date of this Agreement, to obtain as promptly as practicable all permits, consents, approvals and authorizations of all third parties and Governmental Entities which are necessary or advisable to be obtained by such Acquisition Entity and Fund Entity to consummate the transactions contemplated by the Merger Agreement (including the Merger), and to comply with the terms and conditions of all such permits, consents, approvals and authorizations of all such Governmental Entities. Parent, on the one hand, and each Acquisition Entity and Fund Entity, on the other hand, shall have the right to review for a reasonable period of time in advance, and, to the extent practicable and subject to applicable laws relating to the exchange of information, all the information relating to Parent or such Acquisition Entity or Fund Entity, as the case may be, and any of its respective Subsidiaries (excluding the Company, in the case of the Acquisition Entities and Fund Entities), which appears in any filing of any such person made with, or written materials submitted to, any third party or any Governmental Entity. In exercising the foregoing right, Parent, on one hand, and each Acquisition Entity and Fund Entity, on the other hand, shall act reasonably and as promptly as practicable. Each Acquisition Entity and Fund Entity hereto agrees that it will consult with Parent with respect to the obtaining of all permits, consents, approvals and authorizations of all third parties and Governmental Entities necessary or advisable to be obtained by it to consummate the transactions contemplated by the Merger Agreement and will keep Parent apprised of the status of matters relating to completion of the transactions contemplated in the Merger Agreement, and each Acquisition Entity and Fund Entity shall consult with Parent in advance of any meeting or conference with any Governmental Entity specifically in connection with obtaining the Requisite Regulatory Approvals in connection with the transactions contemplated by the Merger Agreement and, to the extent permitted by such Governmental Entity, give Parent and/or its counsel the opportunity to attend and participate in such meetings and conferences, in each case subject to applicable law. Notwithstanding anything to the contrary in this Agreement, nothing in this Agreement (including Section 7.4 and Section 7.6) shall (x) be construed as requiring any Acquisition Entity or Fund Entity to provide or disclose to Parent or its Affiliates the identity of (unless required by law), or any confidential information relating to, any limited partner of any Fund Entity; provided, that, if a Governmental Entity requests such information to be included in any applications, notices, petitions and filings made by Parent
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in connection with the transactions contemplated by the Merger Agreement, the applicable Fund Entity shall provide such information to such Governmental Entity directly, or (y) restrict or apply to any meeting or conference with regulators, or discussions with regulators, by any Acquisition Entity or Fund Entity in the ordinary course that is not specifically related to obtaining the Requisite Regulatory Approvals in connection with the transactions contemplated by the Merger Agreement.
7.2 Without limiting the generality of the undertaking pursuant to Section 7.1, each Acquisition Entity and Fund Entity agrees to take or cause to be taken the following actions: (i) use reasonable best efforts to obtain the Requisite Regulatory Approvals that are required to be obtained by it (as applicable) and to take, or cause to be taken, all actions necessary, proper or advisable to comply promptly with all legal requirements that may be imposed on any Acquisition Entity or Fund Entity or any of their respective Subsidiaries with respect to the Merger; (ii) use reasonable best efforts to avoid the entry of any Government Order applicable to it that would or is reasonably likely to delay, restrain, prevent, enjoin or otherwise prohibit consummation of the transactions contemplated by the Merger Agreement, including the defense through litigation on the merits of any claim asserted against such Acquisition Entity or Fund Entity in any court, agency or other proceeding by any person, including any Governmental Entity, seeking to delay, restrain, prevent, enjoin or otherwise prohibit consummation of the transactions contemplated by the Merger Agreement; (iii) use reasonable best efforts to take, in the event that any permanent, preliminary or temporary Government Order applicable to it is entered or issued, or becomes reasonably foreseeable to be entered or issued, in any proceeding or inquiry of any kind that would make consummation of the transactions contemplated by the Merger Agreement in accordance with the terms of the Merger Agreement unlawful or that would delay, restrain, prevent, enjoin or otherwise prohibit consummation of the transactions contemplated by the Merger Agreement, steps reasonably necessary to resist, vacate, modify, reverse, suspend, prevent, eliminate or remove such actual, anticipated or threatened Government Order so as to permit such consummation on a schedule as close as possible to that contemplated by the Merger Agreement; and (iv) obtaining all necessary information relating to Ford Management III, L.P., 2011 TCRT, Ford Ultimate Management II, LLC, Ford Management II, L.P, GJF Financial Management II, LLC and Ford Family Investment, LP (the “Fund Group Entities”) as the case may be, that are necessary to be obtained by the Acquisition Entities and the Fund Entities in respect of the Requisite Regulatory Approvals pursuant to this Section 7, and causing the applicable Fund Group Entities to be parties to any applications, notices, petitions and filings required to be made by an Acquisition Entity or Fund Entity pursuant this Section 7 to which the Fund Group Entities are required to be party, in each case to the same extent as the Fund Entities are required to do so pursuant to this Section 7. Notwithstanding anything to the contrary in this Agreement, nothing contained in this Agreement shall require any Acquisition Entity or Fund Entity to (i) take, or agree to take, any action or agree to any condition or restriction, in connection with the grant of a Requisite Regulatory Approval, that would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on (A) Parent and its Subsidiaries, taken as a whole, after giving effect to the Merger (measured on a pro forma basis after giving effect to the transactions contemplated by the Merger Agreement, including the Merger) or (B) the Acquisition Entities and Fund Entities, taken as a whole, mutatis mutandis, or (ii) take, or agree to take, any action or agree to any condition or restriction, except in respect of Requisite Regulatory Approvals that are required to be obtained by such Acquisition Entity or Fund Entity.
7.3 Each Acquisition Entity and Fund Entity shall promptly inform Parent, and promptly respond to any request for information and use reasonable best efforts to take such action and resolve any objections that may be required or asserted by any Governmental Entity with respect to the Merger Agreement or the transactions contemplated by the Merger Agreement.
7.4 Each Acquisition Entity and Fund Entity shall, upon request, furnish Parent with all information concerning itself and its directors, officers and shareholders and such other matters as may be reasonably necessary or advisable in connection with the Proxy Statement, the S-4 or any other statement, filing, notice or application made by or on behalf of Parent or any of its Subsidiaries to any Governmental Entity in connection with the Merger and the other transactions contemplated by the Merger Agreement.
7.5 Each Acquisition Entity and Fund Entity shall promptly advise Parent upon receiving any communication from any Governmental Entity that causes any such Acquisition Entity or Fund Entity to believe that there is a reasonable likelihood that any Requisite Regulatory Approval required to be obtained by it will not be obtained, or that the receipt of such approval will be delayed.
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7.6 Each Acquisition Entity and Fund Entity hereby (a) authorizes Parent and Company to publish and disclose in any announcement or disclosure in connection with the transactions contemplated by the Merger Agreement that Parent and Company reasonably determines to be necessary or advisable, including the Consent Solicitation Statement and the S-4 and any other applicable filings under the Exchange Act or the Securities Act, such Party’s identity and ownership of the Voting Company Common Stock and the nature of such Party’s obligations under this Agreement; provided, that to the extent practicable such Party shall have a reasonable opportunity to review and approve such disclosure prior to any such announcement or disclosure, and (b) agrees that such Party shall promptly (i) furnish to Parent and the Company any information that Parent or Company may reasonably request for the preparation of any such announcement or disclosure and (ii) notify Parent and Company of any required corrections with respect to any written information supplied by it specifically for use in any such announcement or disclosure, if and to the extent that any such information contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.
8. Termination. Other than this Section 8 and Section 10, which shall survive any termination of this Agreement, this Agreement shall terminate and shall have no further force or effect immediately as of and following the Expiration Time. Notwithstanding the foregoing, nothing herein shall relieve any Party hereto from liability for any willful and material breach of this Agreement that occurred prior to such termination.
9. No Ownership Interest. Nothing contained in this Agreement shall be deemed to vest in Parent any direct or indirect ownership or incidence of ownership of or with respect to the Voting Company Common Stock. All rights, ownership and economic benefits of and relating to the Voting Company Common Stock shall remain vested in and belong to the Acquisition Entities or Fund Entities, as applicable, and Parent shall not have the authority to direct such Party in the voting or disposition of any Voting Company Common Stock, except as otherwise expressly provided herein.
10. Miscellaneous.
10.1 Specific Performance. The Parties agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms of this Agreement and, accordingly, that the Parties shall be entitled to seek an injunction or injunctions to prevent breaches or threatened breaches of this Agreement or to enforce specifically the performance of the terms and provisions of this Agreement, in addition to any other remedy to which they are entitled at law or in equity. Each of the Parties hereby further waives (a) any defense in any action for specific performance that a remedy at law would be adequate and (b) any requirement under any law to post security or a bond as a prerequisite to obtaining equitable relief.
10.2 Assignment; Third-Party Beneficiaries. Except as otherwise provided herein, neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the Parties (whether by operation of law or otherwise) without the prior written consent of the other Parties; provided, that no such consent shall be required in connection with the Merger. Any purported assignment in contravention of this Section 10.2 shall be null and void. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the Parties and their respective successors and assigns. Except as expressly set forth herein, this Agreement is not intended to confer upon any Person other than the Parties any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth in this Agreement.
10.3 Amendment. This Agreement may not be amended, modified or supplemented in any manner, whether by course of conduct or otherwise, except by an instrument in writing signed on behalf of each of the Parties.
10.4 Extension; Waiver. Each of the Parties may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other Parties contained in this Agreement for such Party’s benefit, (b) waive any inaccuracies in the representations and warranties of the other Parties contained in this Agreement or in any document delivered by such other Party pursuant to this Agreement for such Party’s benefit, and (c) waive compliance with any of the agreements or satisfaction of any conditions for such Party’s benefit contained in this Agreement. Any agreement on the part of a Party to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such Party, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.
10.5 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally, by e-mail transmission (so long as a receipt confirmation of such e-mail is
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requested and no “bounce-back” or similar non-transmittal reply is received), mailed by registered or certified mail (return receipt requested) or delivered by an express courier (with confirmation) to the Parties at the following addresses (or at such other address for a Party as shall be specified by like notice):

(i)	if to an Acquisition Entity or Fund Entity, to the address set forth on Schedule 1 attached hereto with a copy (which shall not constitute notice) to:

Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, New York 10019
	Attention:	Jacob A. Kling
Eric M. Feinstein
	Email:	******

(ii)	if to Parent, to:

HomeStreet, Inc.
601 Union Street, Suite 2000
Seattle, WA 98101
	Attention:	Mark Mason John M. Michel Godfrey Evans
	Email:	******

with a copy (which shall not constitute notice) to:

Sullivan & Cromwell LLP
125 Broad Street
New York, New York 10004
	Attention:	H. Rodgin Cohen
Mitchell S. Eitel
	Facsimile:	******
	Email:	******

or to such other address as any Party hereto shall notify the other Parties hereto (as provided above) from time to time.
10.6 Governing Law; Jurisdiction.
(a) This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to any applicable conflicts of law principles.
(b) Each Party agrees that it will bring any action or proceeding in respect of any claim arising out of or related to this Agreement or the transactions contemplated by this Agreement exclusively in the Court of Chancery of the State of Delaware and any state appellate court therefrom within the State of Delaware or, if the Court of Chancery of the State of Delaware declines to accept jurisdiction over a particular matter, in any federal or state court of competent jurisdiction located in the State of Delaware (the “Chosen Courts”), and, solely in connection with claims arising under this Agreement or the transactions that are the subject of this Agreement, (i) irrevocably submits to the exclusive jurisdiction of the Chosen Courts, (ii) waives any objection to laying venue in any such action or proceeding in the Chosen Courts, (iii) waives any objection that the Chosen Courts are an inconvenient forum or do not have jurisdiction over any Party and (iv) agrees that service of process upon such Party in any such action or proceeding will be effective if notice is given in accordance with Section 10.5.
10.7 Waiver of Jury Trial. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE
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COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE EXTENT PERMITTED BY LAW AT THE TIME OF INSTITUTION OF THE APPLICABLE LITIGATION, ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT: (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (III) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (IV) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 10.7.
10.8 Interpretation. The headings herein are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. The Parties hereto have participated jointly in the negotiation and drafting of this Agreement and, in the event that an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as jointly drafted by the Parties hereto and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement.
10.9 Entire Agreement; No Other Representations. This Agreement (including the documents and instruments referred to in this Agreement) and the Merger Agreement constitute the entire agreement, and supersede all other prior and contemporaneous agreements, understandings, undertakings, arrangements, representations and warranties, both written and oral, among the Parties with respect to the subject matter hereof.
10.10 Severability. Whenever possible, each provision or portion of any provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision or portion of any provision in such jurisdiction, and this Agreement shall be reformed, construed and enforced in such jurisdiction such that the invalid, illegal or unenforceable provision or portion thereof shall be interpreted to be only so broad as is enforceable.
10.11 Expenses. Regardless of whether the transactions provided for in this Agreement or the Merger Agreement are consummated, all expenses incurred in connection with this Agreement and the transactions contemplated by this Agreement shall be paid by the Party incurring such expenses.
10.12 Counterparts. This Agreement may be executed in counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the Parties and delivered to the other Parties, it being understood that all Parties need not sign the same counterpart.
10.13 Delivery by Facsimile or Electronic Transmission. This Agreement and any signed agreement or instrument entered into in connection with this Agreement, and any amendments or waivers hereto or thereto, to the extent signed and delivered by means of a facsimile machine or by e-mail delivery of a “.pdf” format data file, shall be treated in all manner and respects as an original agreement or instrument and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. No Party hereto or to any such agreement or instrument shall raise the use of a facsimile machine or e-mail delivery of a “.pdf” format data file to deliver a signature to this Agreement or any amendment to this Agreement or the fact that any signature or agreement or instrument was transmitted or communicated through the use of a facsimile machine or e-mail delivery of a “.pdf” format data file as a defense to the formation of a contract and each Party forever waives any such defense.
10.14 Several Liability. Any liability or obligation of a Fund Entity or an Acquisition Entity hereunder shall be several and not joint (and not joint and several).
10.15 Confidential Supervisory Information. Notwithstanding any other provision of this Agreement, no disclosure, representation or warranty shall be made (or other action taken) pursuant to this Agreement that would involve the disclosure of Confidential Supervisory Information by any Party to this Agreement to the extent prohibited by applicable law. To the extent legally permissible, appropriate substitute disclosures or actions shall be made or taken under circumstances in which the limitations of the preceding sentence apply.
[Signature page follows]
F-8

IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed as of the date first above written.

HOMESTREET, INC.

By:	/s/ Mark Mason
Name: Mark Mason
Title: Chairman and CEO

F-9

IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed as of the date first above written.

EB Acquisition Company LLC

By:	/s/ Carl B. Webb
Name: Carl B. Webb
Title: Authorized Person

EB Acquisition Company II LLC

By:	/s/ Carl B. Webb
Name: Carl B. Webb
Title: Authorized Person

Ford Financial Fund II, L.P.

By:	Ford Management II, L.P.
Its General Partner

By:	Ford Ultimate Management II, LLC
Its General Partner

By:	/s/ Carl B. Webb
Name: Carl B. Webb
Title: Managing Member

Ford Financial Fund III, L.P.

By:	Ford Management III, L.P.
Its General Partner

By:	Ford Ultimate Management II, LLC
Its General Partner

By:	/s/ Carl B. Webb
Name: Carl B. Webb
Title: Managing Member

F-10

Schedule 1

Holder	Shares of Voting Company Common Stock	Notice Information
EB Acquisition Company LLC	24,578	****
EB Acquisition Company II LLC	27,455	****

F-11

Exhibit A
FINAL FORM
Form of

Action by Written Consent of Shareholders

of

MECHANICS BANK

[Date]
Pursuant to Section 603 of the Corporations Code of the State of California
The undersigned (the “Consenting Holders”), being holders of issued and outstanding shares of the common stock, par value $50 per share (the “Common Stock”, which shares of Common Stock are set forth on Annex A), of Mechanics Bank, a California corporation (the “Corporation”), in accordance with Section 603 of the California Corporations Code (the “CCC”), as amended, and Section 2.11 of the Bylaws of the Corporation, hereby irrevocably consent in writing to the following actions in lieu of a meeting of the shareholders of the Corporation (the “Shareholders”), with the same force and effect as if taken at a duly convened meeting of the Shareholders:
Shareholder Approval
WHEREAS, the Board of Directors of the Corporation (the “Board”) has (a) approved and declared advisable that certain Agreement and Plan of Merger, dated as of March 28, 2025 (the “Merger Agreement”), by and among the Corporation, HomeStreet, Inc., a Washington corporation (“Parent”), and HomeStreet Bank, a Washington state-chartered commercial bank and a direct and wholly owned subsidiary of Parent (“Parent Bank”), a copy of which has been provided to the undersigned Consenting Holders and is attached hereto as Annex B (capitalized terms used but not defined herein shall have the meanings set forth in the Merger Agreement), and the transactions contemplated thereby, including the Merger (collectively, the “Transactions”), on the terms and subject to the conditions set forth in the Merger Agreement, (b) determined that the Merger Agreement and the consummation of the Transactions are advisable and in the best interests of the Corporation and its Shareholders, (c) approved the execution, delivery and performance by the Corporation of the Merger Agreement and the consummation of the Transactions, (d) recommended that the Shareholders approve the Merger Agreement and the Transactions (including the Merger), and the principal terms thereof, and (e) directed that the Merger Agreement be submitted to its Shareholders for approval;
WHEREAS, the Merger Agreement provides for the Merger of Parent Bank with and into the Corporation, whereby the separate corporate existence of Parent Bank will cease and the Corporation will continue as the surviving corporation after the Merger, as a banking corporation incorporated under the laws of the State of California;
WHEREAS, the S-4 has been filed by Parent with the U.S. Securities and Exchange Commission in connection with the registration under the Securities Act of the Parent Common Stock to be issued in the Merger, which S-4 contains the Proxy Statement of Parent and the Consent Solicitation Statement, and has become effective;
WHEREAS, the Board seeks this written consent of the Shareholders (“Written Consent”), in lieu of a meeting of the Shareholders, to approve the Merger Agreement and the Transactions (including the Merger);
WHEREAS, pursuant to Section 1201 and Section 152 of the CCC, the principal terms of the Merger must be approved by the affirmative vote or the execution and delivery of a written consent of the holders of a majority of the outstanding shares of the Common Stock entitled to vote thereon; and
WHEREAS, pursuant to Section 603 of the CCC and Section 2.11 of the Bylaws of the Corporation, the Shareholders may act by written consent;
NOW, THEREFORE, BE IT:
RESOLVED, that the Consenting Holders hereby approve the Merger Agreement, as executed on March 28, 2025, and the Transactions (including the Merger) contemplated thereby, and the principal terms thereof, in accordance with Sections 152, 603 and 1201 and any other applicable provisions of the CCC;
F-12

FURTHER, RESOLVED, that each officer of the Corporation be, and hereby is, authorized to prepare, negotiate, file, execute, verify, acknowledge and deliver any and all notices, certificates, amendments, agreements, instruments and other documents and perform and do or cause to be performed or done any and all such acts or things as such officers or any of them may deem advisable to effectuate or carry out the provisions of the Merger Agreement, the Transactions contemplated thereby and the purposes of the foregoing resolutions.
FURTHER RESOLVED, that signatures to this Written Consent transmitted by facsimile or by electronic mail in .pdf form or by any other means of electronic transmission shall be deemed original signatures for all purposes, and such execution and transmission shall be considered valid, binding and effective for all purposes.
This Written Consent shall be effective as of the execution and delivery of this Written Consent in accordance with the terms of the Merger Agreement and shall be filed with the corporate records of the Corporation. To the extent permissible under applicable law, each Consenting Holder hereby waives any and all notice requirements applicable to, or triggered by, the Merger Agreement and the Transactions under applicable law or that are contained in (a) the Restated Articles of Incorporation of the Corporation, (b) the Bylaws of the Corporation or (c) any agreement between the Corporation and such Consenting Holder or under applicable law.
[Signature page follows]
F-13

IN WITNESS WHEREOF, the undersigned has executed this Written Consent on the date set forth below.

[CONSENTING HOLDER]

By:
Name:
Title:

Date:

F-14

Annex A
Consenting Holder Shares

Shares of Common Stock
[•]

F-15

Annex B
Merger Agreement
F-16

Annex G
EXECUTION VERSION
VOTING AND SUPPORT AGREEMENT
This VOTING AND SUPPORT AGREEMENT, dated as of March 28, 2025 (this “Agreement”), is made by and between HomeStreet, Inc., a Washington corporation (“Parent”) and Rabobank International Holding B.V. (the “Shareholder”) (together, the “Parties” and each a “Party”).
W I T N E S E T H
WHEREAS, on March 28, 2025, Parent, HomeStreet Bank, a Washington state-chartered commercial bank and a direct and wholly owned subsidiary of Parent (“Parent Bank”), and Mechanics Bank (“Company”) entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which, among other things, Parent Bank will merge with and into Company (the “Merger”), so that Company is the surviving entity in the Merger, upon the terms and subject to the conditions set forth in the Merger Agreement;
WHEREAS in connection with the transactions contemplated by the Merger Agreement, the Board of Directors of Parent has (a) approved the amendment of Parent’s articles of incorporation in the form attached as Exhibit B to the Merger Agreement and as Exhibit A to this Agreement (the “Articles Amendment”), which, among other things, authorizes Parent to issue Class A Common Stock and Class B Common Stock (in each case as defined in the Articles Amendment), (b) resolved to submit such amendment to the shareholders of Parent for approval and (c) approved the issuance of shares of Class A Common Stock and Class B Common Stock as Merger Consideration (as defined in the Merger Agreement) on the terms and subject to the conditions set forth in the Merger Agreement;
WHEREAS, as of the date hereof, the Shareholder is the record and Beneficial Owner of, and has the right to vote and act by written consent with respect to and dispose of, certain shares of common stock, par value $50 per share, of Company (the “Company Common Stock”);
WHEREAS, obtaining the Requisite Company Vote is a condition to the consummation of the Merger;
WHEREAS, the Merger Agreement contemplates that Ford Financial Fund II, L.P., Ford Financial Fund III, L.P., EB Acquisition Company LLC and EB Acquisition Company II LLC (collectively, the “Ford Entities”) deliver the Ford Support Agreement (as defined below) in substantially the form attached as Exhibit A to the Merger Agreement, as soon as practicable, and in no event later than twenty-four (24) hours, following the execution of the Merger Agreement;
WHEREAS, concurrently with the execution of the Merger Agreement, (a) Company, the Ford Entities and the Shareholder have terminated the Company Shareholders Agreement and (b) Parent, Company, the Ford Entities and the Shareholder have entered into the Registration Rights Agreement (as defined below);
WHEREAS, the Shareholder understands that Parent and Parent Bank are being induced to enter into the Merger Agreement by, and Parent’s and Parent Bank’s willingness to enter into the Merger Agreement is conditioned upon, the execution of this Agreement by the Shareholder as soon as practicable, and in no event later than twenty-four (24) hours, following the execution of the Merger Agreement;
WHEREAS, the Shareholder is willing to (a) agree, on the terms and subject to the conditions set forth herein, not to Transfer (as defined below) any of the Company Common Stock, and (b) act by written consent with respect to the Company Common Stock as set forth herein; and
WHEREAS, each of Shareholder and Parent acknowledges and agrees that the Company and each of the Ford Entities is expressly a third party beneficiary of this Agreement and entitled to enforce this Agreement as provided herein.

NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereto, intending to be legally bound, hereby agree as follows:
1. Definitions and Related Matters.
1.1 Definitions. This Agreement is a “Support Agreement” as defined in the Merger Agreement. Capitalized terms used but not otherwise defined herein shall have the respective meanings ascribed to such terms in the Merger Agreement. As used in this Agreement, the following terms shall have the meanings indicated below:
“Affiliate” shall mean, with respect to any Person, a Person that, directly or indirectly through one or more intermediaries, Controls, is Controlled by, or is under common Control with such Person.
“Beneficially Own” shall mean, with respect to any securities, having “beneficial ownership” of such securities for purposes of Rule 13d-3 or 13d-5 under the Exchange Act (or any successor statute or regulation) (whether or not any such rule, statute or regulation is applicable to such securities). “Beneficial Ownership” shall have a correlative meaning.
“Control” shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.
“Company Shareholders Agreement” shall mean that certain Shareholders Agreement, dated as of August 31, 2019, by and among Company, the Shareholder and the Ford Entities.
“Expiration Time” shall mean, with respect to the Shareholder, the earliest to occur of (a) the Effective Time, (b) the termination of the Merger Agreement in accordance with its terms, (c) any amendment to the Merger Agreement without the prior written consent of the Shareholder if such amendment reduces the Exchange Ratio or the Non-Voting Exchange Ratio, or alters the form of Merger Consideration and (d) any change to the Articles Amendment that alters the terms of the Class B Common Stock (as defined in the Articles Amendment).
“Ford Support Agreement” shall mean that certain Voting and Support Agreement, by and among Parent and the Ford Entities, contemplated to be entered into pursuant to the Merger Agreement.
“Person” shall mean an individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, Governmental Entity or other entity of any kind or nature.
“Transfer” means, with respect to any Company Common Stock, the sale, grant, assignment, transfer, pledge, hypothecation, encumbrance (excluding any encumbrance created by this Agreement, the Company Articles, the Company Bylaws, the Company Shareholders Agreement or applicable securities laws), constructive sale, or other disposition of such security or the ownership thereof (including by operation of law), or the entry into of any contract, agreement or other obligation to effect any of the foregoing, including, for purposes of this Agreement, the transfer or sharing of any voting, investment or dispositive power of such security.
1.2 Additional Shares. The Shareholder agrees that all applicable representations, terms and conditions of this Agreement will apply to the Company Common Stock of which the Shareholder acquires record and Beneficial Ownership (and the power to vote and right to consent with respect to) after the date hereof and prior to the Expiration Time, whether upon the exercise of options, warrants or rights, the conversion or exchange of convertible or exchangeable securities, or by means of purchase, dividend, distribution, split-up, recapitalization, combination, exchange of shares of Company Common Stock or the like, gift, bequest, inheritance, or as a successor in interest in any capacity or otherwise (together, the “Additional Shares”). For the avoidance of doubt, all references to “Company Common Stock” in this Agreement shall be deemed to include any Additional Shares, mutatis mutandis.
1.3 Other Definitional Provisions. Unless the express context otherwise requires: (a) the words “hereof”, “herein”, and “hereunder” and words of similar import, when used in this Agreement, shall refer to this Agreement as a whole and not to any particular provision of this Agreement; (b) the words “date hereof”, when used in this Agreement, shall refer to the date set forth in the Preamble; (c) the terms defined in the singular have a comparable meaning when used in the plural, and vice versa; (d) the terms defined in the present tense have a comparable meaning when used in the past tense, and vice versa; (e) any references herein to a specific Section, Schedule, Annex or Exhibit shall refer, respectively, to Sections, Schedules, Annexes or Exhibits of this Agreement, except as otherwise expressly stated; (f) wherever the word “include”, “includes”, or “including” is used in this Agreement, it shall be deemed to be followed by the words “without limitation”; (g) a “business day” means any day other than a Saturday, a Sunday or a day on which banks in the State of Washington or California are authorized by law or executive order to be closed; and (h) the word “or” shall not be exclusive.
2. Agreement to Consent and Approve. From the date hereof until the Expiration Time, the Shareholder shall (a) promptly (and in any event within five (5) business days) after the S-4 is declared effective under the Securities Act, execute and deliver to Company a written consent approving the Merger Agreement and the transactions contemplated by the Merger Agreement (including the Merger), substantially in the form attached hereto as Exhibit B, with respect to all of its Company Common Stock entitled to act by written consent thereto and in accordance with such procedures relating thereto so as to ensure that it is duly counted for purposes of recording the results of such consent, and (b) vote (including by written consent) all of its Company Common Stock against any actions, agreement or transaction involving Company that is intended, or would reasonably be expected, to impede, interfere with, delay, postpone, adversely affect or prevent the consummation of the transactions contemplated by the Merger Agreement, including the Merger, in any material respect.
3. Agreement Not to Transfer or Encumber. From the date hereof until the Expiration Time, the Shareholder shall not, (a) directly or indirectly Transfer any Company Common Stock (or any rights, options or warrants to acquire any Company Common Stock) or (b) enter into any contract or binding commitment (whether or not in writing) to take any of the actions prohibited by the foregoing clause (a) except, in each case, (i) pursuant to this Agreement or (ii) pursuant to Transfers to an Affiliate who shall agree to be bound by this Agreement as if an original party hereto.
4. Registration Rights Agreement. Concurrently with the execution of the Merger Agreement, the Shareholder has delivered a duly executed copy of the Registration Rights Agreement in the form attached as Exhibit C to the Merger Agreement (the “Registration Rights Agreement”), to be effective as of the Effective Time.
5. Representations and Warranties of the Shareholder. The Shareholder hereby represents and warrants to Parent as follows:
5.1 The Shareholder is duly organized, existing and in good standing (to the extent such concept is applicable) under the laws of its jurisdiction of organization.
5.2 The Shareholder has all requisite power and authority to execute and deliver this Agreement and to perform its obligations hereunder. The execution and delivery of this Agreement by the Shareholder and the performance of its obligations hereunder have been duly authorized by all necessary action of the Shareholder. This Agreement has been duly executed and delivered by the Shareholder and, assuming the due authorization, execution and delivery of this Agreement by Parent, constitutes the legal, valid and binding obligation of the Shareholder enforceable against the Shareholder in accordance with its terms, except as limited by the Enforceability Exceptions.
5.3 The execution and delivery of this Agreement by the Shareholder and the performance of its obligations hereunder will not constitute or result in (a) a breach or violation of, or a default under, the organizational or governing documents of the Shareholder, (b) a breach or violation of, a termination (or right of termination) or default under, the creation or acceleration of any obligations under, or the creation of a Lien on any of the assets of the Shareholder (with or without notice, lapse of time or both) pursuant to, any agreement, lease, license, contract, note, mortgage, indenture, arrangement or other obligation binding upon the Shareholder, or (c) a conflict with, breach or violation of any law applicable to the Shareholder or by which its properties are bound or affected, except, in the case of clause (a), (b) or (c), for any breach, violation, termination, default, creation or acceleration that would not, individually or in the aggregate, reasonably be expected to materially impair or have a material adverse effect on the ability of the Shareholder to perform its obligations under this Agreement or to consummate the transactions contemplated by this Agreement on a timely basis.
5.4 As of the date hereof, the Shareholder (a) Beneficially Owns and owns of record all of the shares of Company Common Stock set forth in the table opposite its name set forth on Schedule 1 attached hereto free and clear of any and all Liens, other than those created by this Agreement, the Company Articles, the Company Bylaws, the Company Shareholders Agreement and applicable securities laws, and (b) to the extent such shares are entitled to vote, has voting power over and right to consent with respect to all of such shares of Company Common Stock.
6. Representations and Warranties of Parent. Parent hereby represents and warrants to each Acquisition Entity and Fund Entity as follows:
6.1 Parent is duly organized, existing and in good standing (to the extent such concept is applicable) under the laws of its jurisdiction of organization.
6.2 Parent has all requisite power and authority to execute and deliver this Agreement and to perform its obligations hereunder. The execution and delivery of this Agreement by Parent and the performance of its obligations hereunder have been duly authorized by all necessary action of Parent. This Agreement has been duly executed and delivered by Parent and, assuming the due authorization, execution and delivery of this Agreement by each Acquisition Entity and Fund Entity, constitutes the legal, valid and binding obligation of Parent enforceable against it in accordance with its terms, except as limited by the Enforceability Exceptions.
6.3 The execution and delivery of this Agreement by Parent and the performance of its obligations hereunder will not constitute or result in (a) a breach or violation of, or a default under, the organizational documents of Parent, (b) a breach or violation of, a termination (or right of termination) or default under, the creation or acceleration of any obligations under, or the creation of a Lien on any of the assets of Parent (with or without notice, lapse of time or both) pursuant to, any agreement, lease, license, contract, note, mortgage, indenture, arrangement or other obligation binding upon Parent, or (c) a conflict with, breach or violation of any law applicable to Parent or by which its properties are bound or affected, except, in the case of clause (a), (b) or (c), for any breach, violation, termination, default, creation or acceleration that would not, individually or in the aggregate, reasonably be expected to materially impair or have a material adverse effect on the ability of Parent to perform its obligations under this Agreement on a timely basis.
7. Additional Covenants of the Shareholder. The Shareholder hereby further covenants and agrees that the Shareholder shall cooperate in good faith with Parent, Company and Ford Entities in obtaining all permits, consents, approvals and authorizations required to be obtained by such parties so as to permit consummation of the transactions contemplated by the Merger Agreement. Without limiting the foregoing, the Shareholder hereby (a) authorizes Parent and Company to publish and disclose in any announcement or disclosure in connection with the transactions contemplated by the Merger Agreement that Parent and Company reasonably determines to be necessary or advisable, including the Consent Solicitation Statement and the S-4 and any other applicable filings under the Exchange Act or the Securities Act, its identity and ownership of the Company Common Stock and the nature of its obligations under this Agreement; provided, that to the extent practicable the Shareholder shall have a reasonable opportunity to review and approve such disclosure prior to any such announcement or disclosure, and (b) agrees that the Shareholder shall promptly (i) furnish to Parent and the Company any information that Parent or Company may reasonably request for the preparation of any such announcement or disclosure and (ii) notify Parent and Company of any required corrections with respect to any written information supplied by it specifically for use in any such announcement or disclosure, if and to the extent that any such information contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The Shareholder acknowledges and agrees that the consideration to be received by the Shareholder pursuant to Section 1.3(a) of the Merger Agreement, as executed on March 28, 2025, in respect of its Company Common Stock satisfies the obligations of the Ford Entities and the Company to provide Non-Voting Company Equity Interests (as defined in the Company Shareholders Agreement) to Shareholder in connection with the transactions contemplated by the Merger Agreement (including the Merger) under the Company Shareholders Agreement, including any obligations pursuant to Section 6.1(b)(ii) thereof.
8. Termination. Other than this Section 8 and Section 10, which shall survive any termination of this Agreement, this Agreement shall terminate and shall have no further force or effect immediately as of and following the Expiration Time. Notwithstanding the foregoing, nothing herein shall relieve any Party hereto from liability for any willful and material breach of this Agreement that occurred prior to such termination.
9. No Ownership Interest. Nothing contained in this Agreement shall be deemed to vest in Parent (or the Company or any Ford Entity) any direct or indirect ownership or incidence of ownership of or with respect to the

Company Common Stock. All rights, ownership and economic benefits of and relating to the Company Common Stock shall remain vested in and belong to the Shareholder, and Parent shall not have the authority to direct the Shareholder in the voting or disposition of any Company Common Stock, except as otherwise expressly provided herein.
10. Miscellaneous.
10.1 Specific Performance. The Parties agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms of this Agreement and, accordingly, that the Parties shall be entitled to seek an injunction or injunctions to prevent breaches or threatened breaches of this Agreement or to enforce specifically the performance of the terms and provisions of this Agreement, in addition to any other remedy to which they are entitled at law or in equity. Each of the Parties hereby further waives (a) any defense in any action for specific performance that a remedy at law would be adequate and (b) any requirement under any law to post security or a bond as a prerequisite to obtaining equitable relief.
10.2 Assignment; Third-Party Beneficiaries. Except as otherwise provided herein, neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the Parties (whether by operation of law or otherwise) without the prior written consent of the other Parties; provided, that no such consent shall be required in connection with the Merger. Any purported assignment in contravention of this Section 10.2 shall be null and void. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the Parties and their respective successors and assigns. Except as expressly set forth herein, this Agreement is not intended to confer upon any Person other than the Parties any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth in this Agreement; provided, however, that Company and each Ford Entity is hereby made an express third-party beneficiary of, and is entitled to specifically enforce Section 10.3 and the obligations of Shareholder set forth in this Agreement (including Sections 2, 3 and 7).
10.3 Amendment. This Agreement may not be amended, modified or supplemented in any manner, whether by course of conduct or otherwise, except by an instrument in writing signed on behalf of each of the Parties; provided, that this Agreement may not be amended, modified or supplemented without the prior written consent of the Company and each Ford Entity.
10.4 Extension; Waiver. Each of the Parties may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other Parties contained in this Agreement for such Party’s benefit, (b) waive any inaccuracies in the representations and warranties of the other Parties contained in this Agreement or in any document delivered by such other Party pursuant to this Agreement for such Party’s benefit, and (c) waive compliance with any of the agreements or satisfaction of any conditions for such Party’s benefit contained in this Agreement. Any agreement on the part of a Party to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such Party, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.
10.5 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally, by e-mail transmission (so long as a receipt confirmation of such e-mail is requested and no “bounce-back” or similar non-transmittal reply is received), mailed by registered or certified mail (return receipt requested) or delivered by an express courier (with confirmation) to the Parties at the following addresses (or at such other address for a Party as shall be specified by like notice):

(i)	if to Rabobank International Holding B.V., to:

Rabobank International Holding B.V.
Croeselaan 18
3521 CB Utrecht
	Attention:	******
	Email:	******

with a copy (which shall not constitute notice) to:

Sullivan & Cromwell LLP
125 Broad Street
New York, New York 10004
	Attention:	Donald J. Toumey
Stephen M. Salley
	Facsimile:	******
	Email:	******

(ii)	if to Parent, to:

HomeStreet, Inc.
601 Union Street, Suite 2000
Seattle, WA 98101
	Attention:	Mark Mason John M. Michel Godfrey Evans
	Email:	******

with a copy (which shall not constitute notice) to:

Sullivan & Cromwell LLP
125 Broad Street
New York, New York 10004
	Attention:	H. Rodgin Cohen
Mitchell S. Eitel
	Facsimile:	******
	Email:	******

or to such other address as any Party hereto shall notify the other Parties hereto (as provided above) from time to time.
10.6 Governing Law; Jurisdiction.
(a) This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to any applicable conflicts of law principles.
(b) Each Party agrees that it will bring any action or proceeding in respect of any claim arising out of or related to this Agreement or the transactions contemplated by this Agreement exclusively in the Court of Chancery of the State of Delaware and any state appellate court therefrom within the State of Delaware or, if the Court of Chancery of the State of Delaware declines to accept jurisdiction over a particular matter, in any federal or state court of competent jurisdiction located in the State of Delaware (the “Chosen Courts”), and, solely in connection with claims arising under this Agreement or the transactions that are the subject of this Agreement, (i) irrevocably submits to the exclusive jurisdiction of the Chosen Courts, (ii) waives any objection to laying venue in any such action or proceeding in the Chosen Courts, (iii) waives any objection that the Chosen Courts are an inconvenient forum or do not have jurisdiction over any Party and (iv) agrees that service of process upon such Party in any such action or proceeding will be effective if notice is given in accordance with Section 10.5.
10.7 Waiver of Jury Trial. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE EXTENT PERMITTED BY LAW AT THE TIME OF INSTITUTION OF THE APPLICABLE LITIGATION, ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT

OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT: (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (III) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (IV) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 10.7.
10.8 Interpretation. The headings herein are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. The Parties hereto have participated jointly in the negotiation and drafting of this Agreement and, in the event that an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as jointly drafted by the Parties hereto and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement.
10.9 Entire Agreement; No Other Representations. This Agreement (including the documents and instruments referred to in this Agreement), the Registration Rights Agreement and the Merger Agreement constitute the entire agreement, and supersede all other prior and contemporaneous agreements, understandings, undertakings, arrangements, representations and warranties, both written and oral, among the Parties with respect to the subject matter hereof.
10.10 Severability. Whenever possible, each provision or portion of any provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision or portion of any provision in such jurisdiction, and this Agreement shall be reformed, construed and enforced in such jurisdiction such that the invalid, illegal or unenforceable provision or portion thereof shall be interpreted to be only so broad as is enforceable.
10.11 Expenses. Regardless of whether the transactions provided for in this Agreement or the Merger Agreement are consummated, all expenses incurred in connection with this Agreement and the transactions contemplated by this Agreement shall be paid by the Party incurring such expenses.
10.12 Counterparts. This Agreement may be executed in counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the Parties and delivered to the other Parties, it being understood that all Parties need not sign the same counterpart.
10.13 Delivery by Facsimile or Electronic Transmission. This Agreement and any signed agreement or instrument entered into in connection with this Agreement, and any amendments or waivers hereto or thereto, to the extent signed and delivered by means of a facsimile machine or by e-mail delivery of a “.pdf” format data file, shall be treated in all manner and respects as an original agreement or instrument and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. No Party hereto or to any such agreement or instrument shall raise the use of a facsimile machine or e-mail delivery of a “.pdf” format data file to deliver a signature to this Agreement or any amendment to this Agreement or the fact that any signature or agreement or instrument was transmitted or communicated through the use of a facsimile machine or e-mail delivery of a “.pdf” format data file as a defense to the formation of a contract and each Party forever waives any such defense.
10.14 Confidential Supervisory Information. Notwithstanding any other provision of this Agreement, no disclosure, representation or warranty shall be made (or other action taken) pursuant to this Agreement that would involve the disclosure of Confidential Supervisory Information by any Party to this Agreement to the extent prohibited by applicable law. To the extent legally permissible, appropriate substitute disclosures or actions shall be made or taken under circumstances in which the limitations of the preceding sentence apply.
[Signature page follows]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed as of the date first above written.

HOMESTREET, INC.

By:	/s/ Mark Mason
Name: Mark Mason
Title: Chairman and CEO

IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed as of the date first above written.

RABOBANK INTERNATIONAL HOLDING B.V.

By:	/s/ Els Kamphof
Name: Els Kamphof
Title: Member of the Managing Board of Rabobank

By:	/s/ Geert Embrechts
Name: Geert Embrechts
Title: Chief Financial Officer, Wholesale & Rural

Schedule 1

Holder	Shares of Company Common Stock	Notice Information
Rabobank International Holding B.V.	6,357	****

Exhibit A
FINAL FORM
FORM OF

FOURTH AMENDED AND RESTATED ARTICLES OF INCORPORATION
OF
MECHANICS BANCORP

ARTICLE 1. NAME
The name of the corporation is Mechanics Bancorp (the “corporation”).
ARTICLE 2. STOCK, VOTING RIGHTS
2.1 AUTHORIZED SHARES. The corporation shall have authority to issue 1,900,000,000 shares of common stock and 120,000 shares of preferred stock. The shares of common stock shall consist of and be divided into two classes, 1,897,500,000 shares of which shall be designated Class A Common Stock having no par value (“Class A Common Stock”) and 2,500,000 shares of which shall be designated Class B Common Stock having no par value (“Class B Common Stock”). For the avoidance of doubt, the shares of common stock authorized by the Third Amended and Restated Articles of Incorporation, dated as of July 25, 2019, are the “Class A Common Stock.”
2.1.1. Rights of Common Shares. Except as expressly provided in this Article 2, the rights, preferences, limitations and voting powers of the Class A Common Stock and Class B Common Stock shall be in all respects and for all purposes and in all circumstances absolutely and completely identical; provided, if the corporation shall in any manner split, subdivide or combine the outstanding shares of Class A Common Stock or Class B Common Stock, the outstanding shares of the other class shall likewise be split, subdivided or combined in the same manner proportionately and on the same basis per share; provided, further, that, without otherwise limiting the rights of the corporation to issue a share dividend or distribution on the Class A Common Stock or Class B Common Stock that is payable in another class or series under 23B.06.230 of the Revised Code of Washington (“RCW”), no dividend or distribution shall be declared on the Class B Common Stock that is payable in shares of Class A Common Stock, and no dividend or distribution shall be declared on the Class A Common Stock that is payable in shares of Class B Common Stock, but instead, in the case of a stock dividend or distribution that is declared on the common stock, such dividend or distribution shall be received in like stock (or in such other form as the Board of Directors of the corporation may determine in accordance with applicable law), with record holders of Class A Common Stock receiving Class A Common Stock, and record holders of Class B Common Stock receiving a number of shares of Class B Common Stock equal to the inverse of the Deemed Conversion Ratio for each share of Class A Common Stock issued by dividend or distribution to record holders of Class A Common Stock (and if such event, or any other adjustment under these Articles of Incorporation, results in the issuance of a fractional share of Class B Common Stock, the holder of any such fractional share shall be entitled to exercise the rights of a shareholder with respect to such fractional share in accordance with applicable law). The “Deemed Conversion Ratio” shall be ten (10) shares of Class A Common Stock per share of Class B Common Stock (and the inverse of the Deemed Conversion Ratio shall be one-tenth (1/10)), in each case as adjusted, if appropriate, for any stock split, subdivision or combination in accordance with these Articles of Incorporation. Without limiting the foregoing:
(a) each share of common stock held as of the applicable record date on any matter that is submitted to a vote of the shareholders of the corporation (including, without limitation, any matter voted on at a shareholders’ meeting or by written consent) shall be entitled to one vote per share and shall vote as a single voting group except as required by applicable law or as expressly provided herein; provided that the holders of each outstanding class or series of shares of the corporation (other than as may be fixed or determined with respect to any series of preferred stock) shall not be entitled to vote as a separate voting group (i) on any amendment to the Articles of Incorporation with respect to which such class or series would otherwise be entitled under RCW 23B.10.040(1)(a) to vote as a separate voting group (or RCW 23B.10.040(1)(e) or (f) with respect to the creation of, or amendment of rights with respect to, preferred stock) if a vote would be required, or (ii) on any plan of merger, share exchange or any other corporate action with respect to which such class or series would otherwise be entitled under RCW 23B.11A.041(1)(a)(i) or (b) to vote as a separate voting group;

(b) subject to the provisos in Section 2.1.1, each share of common stock shall share equally and ratably in such dividends or distribution (whether payable in cash or otherwise) as the Board of Directors of the corporation (the “Board of Directors”) may from time to time declare on the common stock; provided that, in the event of such a dividend or distribution of cash or property (other than property that is Class B Common Stock), each share of Class B Common Stock shall be treated, solely for purposes of calculating the economic rights of such share and without there being any actual conversion of shares, as if each such share were converted, as of the record date of such dividend or distribution, into a number of shares of Class A Common Stock equal to the Deemed Conversion Ratio;
(c) in the event of a winding-up or dissolution of the corporation (whether voluntary or involuntary or for the purpose of an amalgamation, a reorganization, or otherwise) or upon any distribution of capital, each share of common stock shall be entitled to share equally and ratably in the surplus assets of the corporation, if any, remaining after the liquidation preference of any issued and outstanding shares ranking ahead of the common stock; provided that, in the event of such a winding-up or dissolution, each share of Class B Common Stock shall be treated, solely for purposes of calculating the economic rights of such share and without there being any actual conversion of shares, as if each such share were converted into a number of shares of Class A Common Stock equal to the Deemed Conversion Ratio; and
(d) subject to the provisos in Section 2.1.1, in the event of a merger or consolidation (other than any merger or consolidation in which the Class A Common Stock and Class B Common Stock are treated equally except that each receives securities that mirror the rights and other attributes applicable to each under these Articles of Incorporation other than in an immaterial respect) in which the Class A Common Stock is converted into shares, other securities, interests, obligations, rights to acquire shares, other securities or interests, cash, other property, or any combination of the foregoing, each share of Class B Common Stock shall be treated, solely for purposes of calculating the economic rights of such share and without there being any actual conversion of shares, as if each such share were converted into a number of shares of Class A Common Stock equal to the Deemed Conversion Ratio immediately prior to the merger or consolidation.
2.1.2. Conversion of Class B Common Stock into Class A Common Stock. Notwithstanding anything herein to the contrary, shares of Class B Common Stock shall not be convertible into shares of Class A Common Stock or any other class or series of voting securities (as the term is defined for purposes of the BHCA (as defined below)) of the corporation, except that each share of Class B Common Stock shall convert upon (but not before) the transfer thereof in a Permitted Regulatory Transfer (as defined below), with each share of Class B Common Stock converting automatically, without action by any holder or transferee of such shares, into a number of shares of fully paid and nonassessable shares of Class A Common Stock equal to the Deemed Conversion Ratio. Such conversion shall take effect simultaneously with the applicable Permitted Regulatory Transfer.
2.1.3. Mechanics of Conversion. Each holder of Class B Common Stock shall give prompt notice to the corporation of any Permitted Regulatory Transfer. After any Permitted Regulatory Transfer, the new holder of the shares of Class A Common Stock so converted shall present to the corporation such evidence of transfer as the corporation may reasonably request. The corporation may, from time to time, establish such policies and procedures relating to the administration of the dual class structure of the Class A Common Stock and Class B Common Stock, including, without limitation, the issuance of stock certificates or procedures with respect to book entry systems, as it deems necessary or advisable. The corporation may request that holders of shares of Class B Common Stock furnish affidavits, certificates or other proof to the corporation as it deems necessary to verify the ownership of Class B Common Stock and to confirm that a conversion of Class B Common Stock has not occurred. The corporation shall at all times reserve and keep available out of its authorized but unissued shares of Class A Common Stock, solely for the purpose of effecting the conversion of the shares of Class B Common Stock, such number of its shares of Class A Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of Class B Common Stock into shares of Class A Common Stock. If required by the corporation, any certificates surrendered for conversion shall be endorsed or accompanied by a written instrument or instruments of transfer, in form satisfactory to the corporation, duly executed by the registered holder or his, her or its attorney duly authorized in writing. At no time may any share of Class B Common Stock be converted at the option of the holder thereof.

2.1.4. Taxes Upon Conversion. The issuance of shares of Class A Common Stock upon conversion of shares of Class B Common Stock shall be made without charge for any stamp or other similar tax in respect of such issuance; provided that the holder effecting the applicable Permitted Regulatory Transfer shall pay or cause to be paid to the corporation the amount of any tax which may be payable in respect of any transfer involved in such issuance, or shall establish to the satisfaction of the corporation that such tax has been paid.
2.1.5. Treatment of Holders. Upon any conversion of shares of Class B Common Stock to Class A Common Stock, the person, persons, entity or entities entitled to receive the shares of Class A Common Stock upon such conversion shall be treated for all purposes as having become the holders of such shares of Class A Common Stock. When shares of Class B Common Stock have been converted into Class A Common Stock pursuant to this Article 2, they shall automatically be deemed authorized but unissued shares of Class B Common Stock, and shall cease to be outstanding, and dividends and distributions on such shares of Class B Common Stock shall cease to accrue or be due and all rights in respect of such shares shall terminate, other than (a) the right to receive, upon compliance with Section 2.1.3, appropriate evidence of the shares of Class A Common Stock into which such shares of Class B Common Stock have been converted and (b) on the appropriate payment date after the date of conversion, the amount of all dividends or other distributions payable with respect to such shares of Class B Common Stock with a record date prior to the date of conversion and a payment date subsequent to the date of conversion.
2.1.6. Class B Common Stock Protective Rights. Any amendment of or to the Articles of Incorporation that adversely affects the rights, preferences or powers of the Class B Common Stock, including in connection with or as a result of any merger, share exchange, consolidation, recapitalization, restructuring or other reorganization (other than any merger or consolidation or similar transaction in which (i) the Class A Common Stock and Class B Common Stock are treated equally except that each receives securities that mirror the rights and other attributes applicable to each under these Articles of Incorporation other than in an immaterial respect or (ii) the Class A Common Stock is converted into shares, other securities, interests, obligations, rights to acquire shares, other securities or interests, cash, other property, or any combination of the foregoing, and each share of Class B Common Stock is treated for purposes of calculating the economic rights of such share as if each such share were converted into a number of shares of Class A Common Stock equal to the Deemed Conversion Ratio immediately prior to the merger or consolidation or similar transaction), may only be completed if it has been approved by the affirmative vote of a majority of all of the votes entitled to be cast by holders of the shares of Class B Common Stock, voting as a separate voting group (in addition to any other required vote).
2.1.7. Definitions. As used in these Fourth Amended and Restated Articles of Incorporation (the “Articles of Incorporation”), the following terms have the meanings set forth below:
(a) “BHCA” means the Bank Holding Company Act of 1956, as amended and as interpreted and implemented by the Board of Governors of the Federal Reserve System, whether pursuant to regulation, interpretation or otherwise.
(b) “BHC Affiliate” means the affiliate of a holder of shares of Class B Common Stock, as “affiliate” is defined under the BHCA.
(c) “Permitted Regulatory Transfer” means (1) a transfer that is part of a widespread public distribution (including assignment to a single party (e.g., broker or investment banker) for the purposes of conducting a widespread public distribution); (2) a transfer to the corporation; (3) a transfer in which no transferee (or group of associated transferees) would acquire Class A Common Stock and/or Class B Common Stock in an amount that, after the conversion of such Class B Common Stock into Class A Common Stock, is (or represents) two percent (2%) or more of the outstanding securities of any class of voting securities (as such term is defined and such percentage is calculated for purposes of the BHCA) of the corporation; or (4) a transfer to a person or entity that would control greater than fifty percent (50%) of every class of voting securities (as such term is defined and such percentage is calculated for purposes of the BHCA) of the corporation (with the Class A Common Stock and Class B Common Stock being deemed a single class for purposes of this clause (4)), without any transfer from the transferor, excluding, in each case of clauses (1) through (4) a transfer by a holder of shares of Class B Common Stock to a person that is a BHC Affiliate.

2.2 PREFERRED STOCK. Shares of preferred stock may be issued from time to time in one or more series. The Board of Directors is hereby authorized to fix the designations and powers, preferences and relative participating, optional or other rights, if any, and qualifications, limitations or other restrictions thereof, including, without limitation, the dividend rate (and whether dividends are cumulative), conversion rights, if any, voting rights and terms of redemption (including sinking fund provisions, if any), redemption price and liquidation preferences of any wholly unissued series of preferred stock and the number of shares constituting any such series and the designation thereof, or any of them, and to increase or decrease the number of shares of any series subsequent to the issue of shares of that series, but not below the number of shares of such series then outstanding.
2.3 PREEMPTIVE RIGHTS. Shareholders of the corporation shall not have preemptive rights to acquire additional shares issued by the corporation.
2.4 CUMULATIVE VOTING. The right to cumulate votes in the election of directors shall not exist with respect to shares of stock of the corporation.
ARTICLE 3. DIRECTORS
3.1 DESIGNATION. The number of directors of the corporation shall be fixed by the Bylaws and may be increased or decreased from time to time in the manner specified therein.
3.2 LIMITATION ON LIABILITY. To the fullest extent that the Washington Business Corporation Act permits the elimination or limitation of liability of directors pursuant to RCW 23B.08.320, as it or its successor statute may be amended from time to time, a director of the corporation shall not be liable to the corporation or its shareholders for monetary damages for conduct as a director.
3.3 DIRECTOR TERMS. Each director standing for election shall be elected annually for a one-year term expiring at the next succeeding annual meeting of shareholders and until his or her respective successor has been duly elected and qualified.
ARTICLE 4. BYLAWS
The Bylaws of the corporation may be amended or repealed, and new Bylaws may be adopted, either:
4.1.1. by the shareholders at an annual or special meeting, provided that notice of the meeting includes a description of the proposed change to the Bylaws; or
4.1.2. by the Board of Directors, except to the extent such power is reserved to the shareholders by law, or unless the shareholders, in amending, or repealing a particular bylaw, provide expressly that the Board of Directors may not amend or repeal that bylaw.
ARTICLE 5. MAJOR CORPORATE CHANGES
Except as otherwise set forth in Article 2, if a vote of the shareholders is required to authorize any of the following matters, such matter must be approved by the affirmative vote of a majority of all the votes entitled to be cast on such matter and, to the degree a separate vote of a voting group is entitled by law to approve the matter, unless otherwise expressly provided herein, the majority of all the votes entitled be cast by such voting group on such matter of the corporation:
5.1.1. Amendment of the Articles of Incorporation (including as set forth in RCW 23B.10.030(5)(a)(i));
5.1.2. The adoption of a plan of merger or share exchange (including as set forth in RCW 23B.11A.040(5)(a)(i));
5.1.3. The sale, lease, exchange or other disposition of all or substantially all of the property of the corporation, other than in the usual and regular course of business (including as set forth in RCW 23B.12.020(8)(a)(i)); and
5.1.4. Dissolution of the corporation (including as set forth in RCW 23B.14.020(5)).
ARTICLE 6. SHAREHOLDER ACTION WITHOUT A MEETING
6.1 PERMITTED. Action required or permitted to be taken at a meeting of the shareholders of the corporation may be taken without a meeting or a vote if such action is evidenced by one or more written consents describing the action taken and signed by shareholders holding of record or otherwise entitled to vote in the aggregate not less than the minimum number of votes that would be necessary to authorize such action at a meeting at which all shares entitled to vote on the action were present and voted. Every written consent shall bear the date of signature of each shareholder who signs the consent. A written consent is not effective to take the action referred to in the consent unless, within sixty (60) days of the earliest dated consent delivered to the corporation, written consents signed by a sufficient number of shareholders to take action are delivered to the corporation.
6.2 NOTICE. Notice of any action taken or to be taken without a meeting by less than a unanimous written consent of all shareholders entitled to vote on the action must be given at least ten (10) days before the date on which the action becomes effective, to all shareholders entitled to vote on the action who have not consented in writing. The notice shall be in writing, and shall contain or be accompanied by the same material that would have been required to be sent with notice of a meeting at which the proposed action would have been submitted for shareholder action.
6.3 WITHDRAWAL. A shareholder may withdraw consent only by delivering a written notice of withdrawal to the corporation prior to the time when consents sufficient to authorize taking the action have been delivered to the corporation.
6.4 EFFECTIVE DATE. Unless the written shareholder consent specifies a later effective date, action taken under this Article 6 is effective when both: (a) consents sufficient to authorize taking the action have been delivered to the corporation, and (b) the notice requirement under Section 6.2, if applicable, has been satisfied.
ARTICLE 7. INDEMNIFICATION
7.1 INDEMNITEE. The term “Indemnitee” used in this Article 7 shall mean any person who was or is threatened to be made a party to or is otherwise involved (including, without limitation, as a witness) in any actual or threatened action, suit, or proceeding, whether civil, criminal, administrative, or investigative, by reason of the fact that he or she is or was a director or officer of the corporation or, being or having been a director or officer, he or she is or was serving at the request of the corporation as a director, trustee, officer, employee, or agent of another corporation or a partnership, joint venture, trust, or other enterprise, including service with respect to employee benefit plans, whether the basis of such proceeding is alleged action in an official capacity as a director, trustee, officer, employee, or agent or in any other capacity while serving as director, trustee, officer, employee, or agent.
7.2 RIGHT TO INDEMNIFICATION.
7.2.1. Scope. Each Indemnitee shall be indemnified and held harmless by the corporation, to the full extent permitted by applicable law as then in effect, against all expenses, liability, and loss (including attorneys’ fees, judgments, fines, penalties, and amounts to be paid in settlement) actually and reasonably incurred or suffered by such person in connection therewith. Except as provided in Section 7.2.2(b) below, the determination otherwise required by RCW 23B.08.550 shall not be required in connection with indemnification pursuant to this Section 7.2.1.
7.2.2. Exceptions.
(a) Such right of indemnification shall not exist where the act or omission of the Indemnitee involves (i) intentional misconduct or a knowing violation of the law, (ii) a violation of RCW 23B.08.310 (as now in effect or as it may hereafter be amended), or (iii) any transaction in which the Indemnitee received or will receive a benefit in money, property, or services to which he or she is not legally entitled.
(b) Such right of indemnification shall also not exist where the act or omission of the Indemnitee involves recklessness, unless the corporation elects by resolution of its shareholders to provide such indemnification pursuant to RCW 23B.08.550(2)(d) (as now in effect or as it may hereafter be amended).
7.2.3. Continuation After Separation. Such right of indemnification shall continue as to a person who has ceased to be a director, trustee, officer, employee, or agent and shall inure to the benefit of his or her heirs, executors, and administrators.
7.2.4. Proceeding by Indemnitee. Except as provided in Section 7.3, such right of indemnification shall not exist where the Indemnitee seeks indemnification in connection with a proceeding (or part thereof) initiated by such Indemnitee unless such proceeding (or part thereof) was authorized by the Board of Directors prior to its initiation.
7.2.5. Contract Right, Expenses. The right of indemnification conferred in this Section 7.2 shall be a contract right and shall include the right to have the corporation pay the expenses incurred in defending any such proceeding in advance of its final disposition; provided, however, that the payment of such expenses in advance of the final disposition of a proceeding shall be made only upon delivery to the corporation of an undertaking, by or on behalf of the Indemnitee, to repay all amounts so advanced if it shall ultimately be determined that the Indemnitee is not entitled to be Indemnified under this Section 7.2 or otherwise.
7.3 RIGHT OF CLAIMANT TO BRING SUIT. If a claim under Section 7.2 is not paid in full by the corporation within sixty (60) days after a written claim has been received by the corporation, except in the case of a claim for expenses incurred in defending a proceeding, in advance of its final disposition, in which case the applicable period shall be twenty (20) days, the claimant may at any time thereafter bring suit against the corporation to recover the unpaid amount of the claim and, to the extent successful in whole or in part, the claimant shall also be entitled to reimbursement for the expenses of prosecuting such claim. The claimant shall be presumed to be entitled to indemnification under this Article 7 upon submission of a written claim (and, in an action brought to enforce a claim for expenses incurred in defending any proceeding, in advance of its final disposition, where the required undertaking has been tendered to the corporation), and thereafter the corporation shall have the burden of proving by a preponderance of the evidence that the claimant is not so entitled. Neither the failure of the corporation (including the Board of Directors, independent legal counsel, or its shareholders) to have made a determination prior to the commencement of such action that indemnification of or reimbursement or advancement of expenses to the claimant is proper in the circumstances nor an actual determination by the corporation (including the Board of Directors, independent legal counsel, or its shareholders) that the claimant is not entitled to indemnification or to the reimbursement or advancement of expenses shall be a defense to the action or create a presumption that the claimant is not so entitled.
7.4 NONEXCLUSIVITY OF RIGHTS. The right to indemnification and the payment of expenses incurred in defending a proceeding in advance of its final disposition conferred in this Article 7 shall not be exclusive of any other right which any person may have or hereafter acquire under any statute, provision of the Articles of Incorporation, Bylaws, agreement, vote or consent of shareholders or disinterested directors, or otherwise.
7.5 INSURANCE, CONTRACT, AND FUNDING. The corporation may maintain insurance at its own expense to protect itself and any Indemnitee against any expense, liability, or loss against which the corporation has the power to indemnify pursuant to this Article 7. In addition, the corporation may maintain insurance against such expense, liability, or loss whether or not the corporation would have the power to provide indemnification under the Washington Business Corporation Act. The corporation may, without further shareholder action, enter into contracts with any director or officer of the corporation in furtherance of the provision is of this Article 7 and may create trust funds, grant security interests in corporate assets, provide letters of credit, and use such other means as the corporation deems necessary or appropriate to ensure that indemnification is provided under this Article 7.
7.6 INDEMNIFICATION OF EMPLOYEES AND AGENTS OF THE CORPORATION. The corporation may, by action of the Board from time to time, provide indemnification and pay expenses in advance of the final disposition of a proceeding to or on behalf of employees and agents of the corporation with the same scope and effect as the provisions of this Article 7 with respect to the indemnification and advancement of expenses of directors and officers of the corporation or pursuant to rights granted pursuant to, or provided by, the Washington Business Corporation Act or otherwise.
ARTICLE 8. REGISTERED OFFICE AND AGENT
8.1 OFFICE AND AGENT. The name of the initial registered agent of the corporation and the address of its initial registered office are as follows: [•].

IN WITNESS WHEREOF, the corporation has caused these Amended and Restated Articles of Incorporation to be executed this [•] day of [•], [•].

[•]

CERTIFICATE REGARDING
FOURTH AMENDED AND RESTATED ARTICLES OF INCORPORATION
OF MECHANICS BANCORP
Pursuant to the provisions of Section 23B.10.060 and 23B.10.070 of the Washington Business Corporation Act, the undersigned, who is the duly elected, qualified, and acting [•] of Mechanics Bancorp, a Washington corporation (the “Corporation”), hereby certifies that:
1.	The name of the Corporation is Mechanics Bancorp, a Washington corporation.
2.
The Third Restated Articles of Incorporation of HomeStreet, Inc. filed on July 25, 2019 are amended and restated in their entirety and replaced with the Fourth Amended and Restated Articles of Incorporation of the Corporation as set forth hereto (the “Fourth Amended and Restated Articles”).

3.
The Fourth Amended and Restated Articles were duly approved by the Board of Directors of the Corporation on [•] and by the shareholders of the Corporation in accordance with the provisions of RCW 23B.10.030 and 23B.10.040 on [•].

4.	These Fourth Amended and Restated Articles shall be effective as of [•].
EXECUTED this [•] day of [•], [•].

[•]
[•]

[•]

Exhibit B
FINAL FORM
Form of

Action by Written Consent of Shareholders

of

MECHANICS BANK

[Date]
Pursuant to Section 603 of the Corporations Code of the State of California
The undersigned (the “Consenting Holders”), being holders of issued and outstanding shares of the common stock, par value $50 per share (the “Common Stock”, which shares of Common Stock are set forth on Annex A), of Mechanics Bank, a California corporation (the “Corporation”), in accordance with Section 603 of the California Corporations Code (the “CCC”), as amended, and Section 2.11 of the Bylaws of the Corporation, hereby irrevocably consent in writing to the following actions in lieu of a meeting of the shareholders of the Corporation (the “Shareholders”), with the same force and effect as if taken at a duly convened meeting of the Shareholders:
Shareholder Approval
WHEREAS, the Board of Directors of the Corporation (the “Board”) has (a) approved and declared advisable that certain Agreement and Plan of Merger, dated as of March 28, 2025 (the “Merger Agreement”), by and among the Corporation, HomeStreet, Inc., a Washington corporation (“Parent”), and HomeStreet Bank, a Washington state-chartered commercial bank and a direct and wholly owned subsidiary of Parent (“Parent Bank”), a copy of which has been provided to the undersigned Consenting Holders and is attached hereto as Annex B (capitalized terms used but not defined herein shall have the meanings set forth in the Merger Agreement), and the transactions contemplated thereby, including the Merger (collectively, the “Transactions”), on the terms and subject to the conditions set forth in the Merger Agreement, (b) determined that the Merger Agreement and the consummation of the Transactions are advisable and in the best interests of the Corporation and its Shareholders, (c) approved the execution, delivery and performance by the Corporation of the Merger Agreement and the consummation of the Transactions, (d) recommended that the Shareholders approve the Merger Agreement and the Transactions (including the Merger), and the principal terms thereof, and (e) directed that the Merger Agreement be submitted to its Shareholders for approval;
WHEREAS, the Merger Agreement provides for the Merger of Parent Bank with and into the Corporation, whereby the separate corporate existence of Parent Bank will cease and the Corporation will continue as the surviving corporation after the Merger, as a banking corporation incorporated under the laws of the State of California;
WHEREAS, the S-4 has been filed by Parent with the U.S. Securities and Exchange Commission in connection with the registration under the Securities Act of the Parent Common Stock to be issued in the Merger, which S-4 contains the Proxy Statement of Parent and the Consent Solicitation Statement, and has become effective;
WHEREAS, the Board seeks this written consent of the Shareholders (“Written Consent”), in lieu of a meeting of the Shareholders, to approve the Merger Agreement and the Transactions (including the Merger);
WHEREAS, pursuant to Section 1201 and Section 152 of the CCC, the principal terms of the Merger must be approved by the affirmative vote or the execution and delivery of a written consent of the holders of a majority of the outstanding shares of the Common Stock entitled to vote thereon; and
WHEREAS, pursuant to Section 603 of the CCC and Section 2.11 of the Bylaws of the Corporation, the Shareholders may act by written consent;
NOW, THEREFORE, BE IT:
RESOLVED, that the Consenting Holders hereby approve the Merger Agreement, as executed on March 28, 2025, and the Transactions (including the Merger) contemplated thereby, and the principal terms thereof, in accordance with Sections 152, 603 and 1201 and any other applicable provisions of the CCC;

FURTHER, RESOLVED, that each officer of the Corporation be, and hereby is, authorized to prepare, negotiate, file, execute, verify, acknowledge and deliver any and all notices, certificates, amendments, agreements, instruments and other documents and perform and do or cause to be performed or done any and all such acts or things as such officers or any of them may deem advisable to effectuate or carry out the provisions of the Merger Agreement, the Transactions contemplated thereby and the purposes of the foregoing resolutions.
FURTHER RESOLVED, that signatures to this Written Consent transmitted by facsimile or by electronic mail in .pdf form or by any other means of electronic transmission shall be deemed original signatures for all purposes, and such execution and transmission shall be considered valid, binding and effective for all purposes.
This Written Consent shall be effective as of the execution and delivery of this Written Consent in accordance with the terms of the Merger Agreement and shall be filed with the corporate records of the Corporation. To the extent permissible under applicable law, each Consenting Holder hereby waives any and all notice requirements applicable to, or triggered by, the Merger Agreement and the Transactions under applicable law or that are contained in (a) the Restated Articles of Incorporation of the Corporation, (b) the Bylaws of the Corporation or (c) any agreement between the Corporation and such Consenting Holder or under applicable law.
[Signature page follows]

IN WITNESS WHEREOF, the undersigned has executed this Written Consent on the date set forth below.

[CONSENTING HOLDER]

By:
Name:
Title:

Date:

Annex A
Consenting Holder Shares

Shares of Common Stock
[•]

Annex B
Merger Agreement

Annex H
EXECUTION VERSION
REGISTRATION RIGHTS AGREEMENT

by and among
HOMESTREET, INC.

MECHANICS BANK

and

THE OTHER PARTIES HERETO
Dated as of March 28, 2025

REGISTRATION RIGHTS AGREEMENT
This REGISTRATION RIGHTS AGREEMENT, dated as of March 28, 2025, is by and among HomeStreet, Inc., a Washington corporation (the “Company”), Mechanics Bank, a California banking corporation (the “Bank”), EB Acquisition Company LLC, a Delaware limited liability company, EB Acquisition Company II LLC, a Delaware limited liability company, Rabobank International Holding B.V., a Besloten Vennootschap Met Beperkte Aansprakelijkheid (“Rabobank”) and solely with respect to Section 7.4 through Section 7.14, Ford Financial Fund II, L.P., a Delaware limited partnership, Ford Financial Fund III, L.P., a Delaware limited partnership (Ford Financial Fund II, L.P. and Ford Financial Fund III, L.P., collectively, the “Ford Funds”), and each person who becomes a party to this Agreement in accordance with the terms hereof by executing and delivering a joinder to this Agreement in accordance with the terms hereof.
RECITALS
WHEREAS, in connection with the consummation of the transactions contemplated by the Stock Purchase Agreement, dated as of March 15, 2019 (the “Purchase Agreement”), between Rabobank and the Bank, Rabobank, the Bank, the Ford Shareholders and the Ford Funds entered into the Shareholders Agreement, dated as of August 31, 2019 (the “Shareholders Agreement”);
WHEREAS, concurrently with the execution of this Agreement, the Company, the Bank and HomeStreet Bank, a wholly owned subsidiary of the Company, have entered into the Agreement and Plan of Merger (the “Merger Agreement”), dated the date hereof, providing, among other things, for the merger of the Bank and HomeStreet Bank;
WHEREAS, in connection with the transactions contemplated by the Merger Agreement, the Board of Directors of the Company has (i) approved the amendment of the Company’s articles of incorporation in the form attached as Exhibit B to the Merger Agreement and as Exhibit C to this Agreement (the “Articles Amendment”), which, among other things, authorizes the Company to issue Class A Common Stock and Class B Common Stock, (ii) resolved to submit such amendment to the shareholders of the Company for approval and (iii) approved the issuance of shares of Common Stock as Merger Consideration (as defined in the Merger Agreement) on the terms and subject to the conditions set forth in the Merger Agreement; and
WHEREAS, in connection with the consummation of the transactions contemplated by the Merger Agreement, the Bank, the Ford Funds, the Ford Shareholders and Rabobank desire to terminate the Shareholders Agreement, and the parties hereto desire to enter into this Agreement in order to establish certain rights and obligations of the Company, the Bank, Rabobank, the Ford Funds and the Ford Shareholders and certain of their transferees, effective as of, and subject to the occurrence of, the Effective Time (as defined in the Merger Agreement) (the “Effective Date”).
NOW, THEREFORE, in consideration of the mutual covenants and agreements contained herein, the parties hereto agree as follows:
ARTICLE I

DEFINITIONS; INTERPRETATION
Section 1.1 Certain Definitions. Unless the context otherwise requires, the following terms, when used in this Agreement, shall have the respective meanings given to them below (such meanings to be equally applicable to the singular and plural forms of the terms defined):
“Affiliate” means, with respect to a person, any other person that, directly or indirectly, controls, is controlled by or is under common control with such person; provided, that Hilltop Holdings Inc. and its Subsidiaries will not be deemed to be an “Affiliate” of the Company or any Ford Shareholder or any of their respective Affiliates.
“Agreement” means this Registration Rights Agreement, as the same may be amended, supplemented or otherwise modified from time to time in accordance with the terms hereof.
“beneficial ownership” (including, with correlative meanings, the terms “beneficially own” or “beneficial owner”) has the meaning assigned to such term in Rule 13d-3 under the Exchange Act, and a person’s beneficial ownership of securities shall be calculated in accordance with the provisions of such Rule (in each case, irrespective of whether or not such Rule is actually applicable in such circumstance).
“BHC Act” means the Bank Holding Company Act of 1956 and the rules and regulations thereunder.

“Board of Directors” or “Board” means the Board of Directors of the Company.
“Class A Common Stock” means shares of class A common stock, no par value, of the Company as described in the Articles Amendment.
“Class B Common Stock” means shares of class B common stock, no par value, of the Company as described in the Articles Amendment.
“Common Stock” means, collectively, the Class A Common Stock and Class B Common Stock, and any securities issued in respect thereof, or in substitution therefor, in connection with any stock split, dividend or combination, or any reclassification, recapitalization, merger, consolidation, exchange or other similar reorganization.
“Company Equity Interests” means the Equity Interests of the Company, including the Common Stock, and any securities issued in respect thereof, or in substitution therefor, in connection with any stock split, dividend or combination, or any reclassification, recapitalization, merger, consolidation, exchange or other similar reorganization.
“Confidential Information” means all information and data that the Company, the Bank or any of their respective Affiliates or Representatives furnishes or otherwise makes available to any Rabobank Party or such Rabobank Party’s Affiliates or Representatives in connection with their being shareholders, on or after the date of the Shareholders Agreement, including any technical, scientific, trade secret or other proprietary information of the Company or the Bank with which any Rabobank Party or its Affiliates or Representatives may come into contact pursuant to this Agreement or otherwise as a shareholder of the Company or Bank, and whether oral, visual, written, or electronic, or other form, together with any reports, analyses, summaries, interpretations, compilations, forecasts, financial statements, memoranda, notes, studies or any other written or electronic materials prepared by or for any Rabobank Party or its Affiliates or Representatives that contain, reflect or are based upon or generated from such information, including all copies, electronic or otherwise, and reproductions thereof; provided, that the term “Confidential Information” will not include information that (A) is or becomes available to a Rabobank Party on a non-confidential basis from a source other than the Company or the Bank or their respective Affiliates or Representatives, if such other source is not bound by a confidentiality obligation covering the relevant information or otherwise prohibited from disclosing the relevant information to any Rabobank Party or (B) is or becomes generally available to the public (other than as a result of a breach by a Rabobank Party or its Affiliates or Representatives of this Agreement).
“control” (including, with correlative meanings, the terms “controlled by” or “under common control with”), with respect to the relationship between or among two or more persons, means the possession, directly or indirectly, of the power to direct or cause the direction of the affairs or management of a person, whether through the ownership of voting securities, as trustee or executor, by contract or any other means.
“Deemed Conversion Ratio” has the meaning set forth in the Articles Amendment, as may be amended from time to time.
“Equity Interest” means any share of capital stock or other class of equity securities of a person, whether voting or non-voting, and including for the avoidance of doubt shares of Class A Common Stock and Class B Common Stock.
“Exchange Act” means the Securities Exchange Act of 1934 and the rules and regulations thereunder.
“Ford Permitted Transferee” means any Affiliate of a Ford Party (or of any subsequent Ford Permitted Transferee) that is transferred Company Equity Interests by a Ford Party or an Affiliate of a Ford Party and becomes a party to and fully subject to and bound by this Agreement to the same extent as the transferring party by executing and delivering a joinder to this Agreement in the form attached as Exhibit B.
“Ford Shareholders” means EB Acquisition Company LLC, EB Acquisition Company II LLC and any Ford Permitted Transferee to whom Company Equity Interests are transferred in compliance with the terms of this Agreement.

“Governing Documents” means the charter, certificate of incorporation, constitution, articles or articles of incorporation and by-laws of a corporation or banking organization, the certificate of partnership and partnership agreement of a general or limited partnership, the certificate of formation and limited liability company agreement of a limited liability company, the trust agreement of a trust and the comparable documents of other entities.
“Governmental Authority” means any foreign, federal, state or local court, administrative agency or commission or other governmental, prosecutorial or regulatory authority or instrumentality or any “self-regulatory organization” as defined in Section 3(a)(26) of the Exchange Act, securities exchange, futures exchange, commodities exchange or contract market.
“Outstanding” with respect to any Equity Interests (including Common Stock) as of a specified time means those that are issued and outstanding at or during such time.
“person” means any individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, Governmental Authority or other entity of any kind or nature.
“Pro Rata Share” with respect to a particular person means the fraction that results from dividing (a) the number of shares of Company Equity Interests beneficially owned by such person by (b) the aggregate number of Outstanding shares of Company Equity Interests. For purposes of this definition, shares of Company Equity Interests will be measured on an as-converted to Common Stock basis (notwithstanding any limitation on conversion with respect to such Equity Interests). For the avoidance of doubt, (i) the Pro Rata Share of the Rabobank Parties and the Ford Shareholders, respectively, shall be determined without duplication or double counting, and (ii) each share of the Class B Common Stock shall be deemed to be a number of shares of Common Stock equal to the Deemed Conversion Ratio for purposes of calculating the foregoing.
“Public Offering” means an underwritten public offering and sale of Company Equity Interests for cash pursuant to an effective registration statement (other than on Form S-4, S-8 or a comparable form) under the Securities Act.
“Rabobank Parties” means Rabobank and any Rabobank Permitted Transferee to whom Company Equity Interests are transferred in compliance with the terms of this Agreement.
“Rabobank Permitted Transferee” means any Affiliate of a Rabobank Party (or of any subsequent Permitted Transferee) that is transferred Company Equity Interests by a Rabobank Party or an Affiliate of a Rabobank Party and becomes a party to and fully subject to and bound by this Agreement to the same extent as the transferring party by executing and delivering a joinder to this Agreement in the form attached as Exhibit A.
“Registrable Equity Interests” means, at any time, any Outstanding shares of Common Stock (including, for the avoidance of doubt, Class A Common Stock issuable upon conversion of Class B Common Stock in accordance with the terms and conditions of the Articles Amendment) held by any Rabobank Party or any Ford Shareholder (including, as applicable, any Affiliate or limited partner of a Ford Shareholder or Rabobank Party that acquires Registrable Equity Interests, directly or indirectly, as a result of a distribution in kind of Registrable Equity Interests by a Ford Shareholder or Rabobank Party); provided, that any such shares of Common Stock shall cease to be Registrable Equity Interests when (a) a registration statement covering such shares of Common Stock has been declared effective by the SEC and such shares of Common Stock have been disposed of or transferred pursuant to such effective registration statement, (b) such shares of Common Stock have been or may be sold in compliance with Rule 144 under the Securities Act without limitation on volume or manner of sale thereunder or (c) such shares of Common Stock cease to be Outstanding. For the avoidance of doubt, no Rights in respect of shares of Common Stock shall be deemed Registrable Equity Interests until such time as the shares of Common Stock in respect of such Rights become Outstanding shares of Common Stock.
“Representatives” means, with respect to any person, such person’s Affiliates and its and their respective directors, officers, employees, accountants, investment bankers, consultants, advisors, attorneys, agents and representatives.
“Rights” means, with respect to any person, securities or obligations, directly or indirectly, convertible into or exercisable or exchangeable for, or giving any other person any right, directly or indirectly, to subscribe for or acquire, or any options, puts, calls or commitments relating, directly or indirectly, to, or any share appreciation right or other instrument the value of which is determined in whole or in part by reference to the market price, book or other value of, shares, units or other Equity Interests of such first person or any of its Subsidiaries, or that do or may obligate the first person or any of its Subsidiaries to offer, issue, sell, purchase, return or redeem, or cause to be offered, issued, sold, purchased, returned or redeemed, any Equity Interests of such person or any of its Subsidiaries, whether pursuant to any security, obligation, right, instrument, agreement, contract, commitment, option, undertaking or other arrangement or understanding (including, for the avoidance of doubt, upon exercise of any options, warrants or convertible loans or securities).
“SEC” means the United States Securities and Exchange Commission or any successor agency.
“Securities Act” means the Securities Act of 1933 and the rules and regulations thereunder.
“Selling Expenses” means all underwriting discounts, selling commissions and stock transfer taxes and fees and expenses of any underwriters’ counsel applicable to the sale of Registrable Equity Interests, and any related fees and expenses of the Rabobank Parties (including the Rabobank Parties’ own counsel fees) or Ford Shareholders (including the Ford Shareholders’ own counsel fees), as applicable.
“Subsidiary” means, when used with respect to any person, any other person of which (a) such first person directly or indirectly owns or controls at least a majority of the securities or other interests having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions or (b) such first person is or directly or indirectly has the power to appoint a general partner, manager or managing member with respect to a person.
“transfer” means, when used as a noun, any direct or indirect, voluntary or involuntary, sale, disposition, encumbrance (other than liens or other security interests that cover broadly all of a person’s assets or that are applied by a Governmental Authority on a similarly broad basis), gift, assignment, or other transfer and entry into a definitive agreement with respect to any of the foregoing and, when used as a verb, to directly or indirectly, voluntarily or involuntarily, sell, dispose, encumber (other than liens or other security interests that cover broadly all of a person’s assets or that are applied by a Governmental Authority on a similarly broad basis), gift, assign or otherwise transfer or enter into a definitive agreement with respect to any of the foregoing. For purposes of this Agreement, the sale to a third party of an interest of a person in an Affiliate of such person which beneficially owns Equity Interests shall be deemed a transfer by such person of such Equity Interests unless such person retains beneficial ownership of such Equity Interests at and following such transaction.
Section 1.2 Additional Definitions. Each of the following terms has the meaning specified in the Section of this Agreement set forth opposite such term:

Term	Section
Articles Amendment	Recitals
Bank	Preamble
Company	Preamble
Company Control Effect	Section 5.1(a)
Demand Registration	Section 4.1(a)
Demand Request	Section 4.1(a)
Effective Date	Recitals
Federal Reserve	Section 5.1(a)
Ford Funds	Preamble
Ford Representative	Section 7.3(b)
Included Securities	Section 4.1(a)
Merger Agreement	Recitals
Non-Requesting Shareholder	Section 4.1(d)
Non-Takedown Shareholder	Section 4.3(b)
Observer	Section 6.1(a)
Piggyback Parties	Section 4.2(a)
Piggyback Registration	Section 4.2(a)
Purchase Agreement	Recitals

Term	Section
Rabobank	Preamble
Rabobank Representative	Section 7.3(a)
Registrable Amount	Section 4.1(a)
Registration Expenses	Section 4.8(a)
Requesting Shareholder	Section 4.1(d)
Shareholders Agreement	Recitals
Shelf Registration	Section 4.3(a)
Shelf Takedown	Section 4.3(a)
Suspension Notice	Section 4.5
Takedown Shareholder	Section 4.3(b)
Underwritten Shelf Takedown	Section 4.3(a)
Violation	Section 4.7(a)

Section 1.3 General Rules of Interpretation. When a reference is made in this Agreement to “Preamble,” “Recitals,” “Articles,” “Sections” or “Exhibits,” such reference shall be to the Preamble, Recitals, Articles or Sections of, or Exhibits to, this Agreement unless otherwise indicated. Whenever the words “herein,” “hereof” and “hereunder” and other words of similar import are used in this Agreement, they shall be deemed to refer to this Agreement as a whole and not to any particular section, paragraph or other subdivision. The table of contents and headings contained in this Agreement are for reference purposes only and do not limit or otherwise affect any of the substance of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” Any singular term in this Agreement will be deemed to include the plural, and any plural term the singular, and all pronouns and variations of pronouns will be deemed to refer to the feminine, masculine or neuter, singular or plural, as the identity of the person referred to may require. No rule of construction against the draftsperson shall be applied in connection with the interpretation or enforcement of this Agreement, as this Agreement is the product of negotiation between the parties, having the assistance of counsel and other advisors, and the parties intend that this Agreement not be construed more strictly with regard to one party than with regard to any other. All references to “$” or “dollars” mean U.S. Dollars. Except as expressly stated in this Agreement, all references to any statute, rule or regulation (including in the definition thereof) are to the statute, rule or regulation as amended, modified, supplemented or replaced from time to time (and, in the case of a statute, include any rules and regulations promulgated under the statute), and references to any section of any statute, rule or regulation include any successor to the section. Any references in this Agreement to the “Company” shall mean the Company and any successor, and in the event of any reorganization in which the Company becomes a Subsidiary of another person and any Company Equity Interests are converted into Equity Interests of such person or any parent company thereof, from and after such reorganization the “Company” shall refer to such person or parent company as applicable. Any reference in this Agreement to the “Rabobank Parties” shall include, as applicable as the context may require, Rabobank and any Rabobank Parties. References in this Agreement to Company Equity Interests, Registrable Equity Interests or shares of Common Stock beneficially owned or Outstanding “as of the date of this Agreement”, “as of the date hereof” or “as of the Effective Date” shall refer to the number of Company Equity Interests, Registrable Equity Interests or shares of Common Stock (as applicable) after giving effect to the Merger and the other transactions contemplated by the Merger Agreement (each as defined in the Merger Agreement). For purposes of calculating the number of shares beneficially owned by a holder of Registrable Equity Interests or Company Equity Interests hereunder, each share of Class B Common Stock shall be deemed to be a number of shares of Common Stock equal to the Deemed Conversion Ratio for purposes of calculating such holder’s pro rata share or the number or percentage of shares Outstanding. No disclosure shall be required to be made pursuant to this Agreement that would violate applicable law, involve the disclosure of confidential supervisory information, or any trade secrets or any competitively sensitive information of any party hereto, or of a third person or Governmental Authority to whom any party hereto has confidentiality obligations.

ARTICLE II

REPRESENTATIONS AND WARRANTIES
Section 2.1 Representations and Warranties of the Rabobank Parties. As of the date of this Agreement, Rabobank represents and warrants to the Company, the Bank and the Ford Shareholders (and other than with respect to Section 2.1(e), each other Rabobank Party or transferee represents and warrants to the Company, the Bank and the Ford Shareholders, as of the date of the joinder agreement pursuant to which such person becomes a party to this Agreement) as follows:
(a) If it is an entity, it is duly organized and validly formed under the laws of the jurisdiction of its organization. It has the full right, power and authority and capacity to execute and deliver this Agreement and to perform its obligations under this Agreement.
(b) The execution and delivery by it of this Agreement and the performance by it of its obligations under this Agreement have been duly authorized by all necessary corporate or other analogous action on its part and does not require any corporate or other action on the part of any trustee or beneficial or record owner of any Equity Interest in it, other than those actions which have been obtained prior to the date hereof and are in full force and effect.
(c) This Agreement has been duly executed and delivered by it and, assuming the due authorization, execution and delivery by the Company, the Bank, and the Ford Shareholders, constitutes a legal, valid and binding obligation of it, enforceable against it in accordance with its terms, subject to bankruptcy, insolvency and other laws of general applicability relating to or affecting creditors’ rights and to general principles of equity.
(d) The execution and delivery by it of this Agreement and the performance by it of its obligations under this Agreement do not and will not, in any material respect, conflict with, result in a breach of or violate any provision of, or require the consent or approval of any person (except for any such consents or approvals which have been obtained) under applicable law, any trust instrument, Governing Document, or any contract or agreement to which it is a party.
(e) There are no voting trusts, stockholder agreements, proxies or other agreements in effect pursuant to which it has a contractual obligation with respect to the voting or transfer of any Company Equity Interests or which are otherwise inconsistent with or conflict with any provision of this Agreement.
Section 2.2 Representations and Warranties of the Company, the Bank and the Ford Shareholders. As of the date of this Agreement, each of the Company, the Bank and the Ford Shareholders represents and warrants to the Rabobank Parties (and other than with respect to Section 2.2(e), each Ford Shareholder or transferee who becomes a party to this Agreement pursuant to a joinder agreement represents and warrants to the Rabobank Parties, as of the date of such joinder agreement) as follows:
(a) It is duly organized and validly formed under the laws of the jurisdiction of its organization. It has the full right, power and authority and capacity to execute and deliver this Agreement and to perform its obligations under this Agreement.
(b) The execution and delivery by it of this Agreement and the performance by it of its obligations under this Agreement have been duly authorized by all necessary corporate or other analogous action on its part and does not require any corporate or other action on the part of any trustee or beneficial or record owner of any Equity Interest in it, other than those actions which have been obtained prior to the date hereof and are in full force and effect.
(c) This Agreement has been duly executed and delivered by it and, assuming the due authorization, execution and delivery by the Rabobank Parties, constitutes a legal, valid and binding obligation of it, enforceable against it in accordance with its terms, subject to bankruptcy, insolvency and other laws of general applicability relating to or affecting creditors’ rights and to general principles of equity.
(d) The execution and delivery by it of this Agreement and the performance by it of its obligations under this Agreement do not and will not, in any material respect, conflict with, result in a breach of or violate any provision of, or require the consent or approval of any person (except for any such consents or approvals which have been obtained) under applicable law, any trust instrument, Governing Document, or any contract or agreement to which it is a party.

(e) There are no voting trusts, stockholder agreements, proxies or other agreements in effect pursuant to which it has a contractual obligation with respect to the voting or transfer of any Company Equity Interests or which are otherwise inconsistent with or conflict with any provision of this Agreement.
ARTICLE III

TRANSFER
Section 3.1 Transfers.
(a) No Rabobank Party shall transfer any Company Equity Interests (other than shares of Class A Common Stock) to any Rabobank Permitted Transferee unless such Rabobank Permitted Transferee executes and delivers a joinder to this Agreement in the form attached hereto as Exhibit A. No Ford Shareholder shall transfer any Company Equity Interests to any Affiliate, unless such Affiliate executes and delivers a joinder to this Agreement in the form attached hereto as Exhibit B.
(b) Any additional Company Equity Interests of which any Rabobank Parties or their Affiliates or the Ford Shareholders acquire beneficial ownership at any time on or after the date hereof (other than shares of Class A Common Stock acquired by any Rabobank Party), shall be subject to the provisions of this Agreement as fully as if such Company Equity Interests were beneficially owned by such persons as of the date hereof.
ARTICLE IV

REGISTRATION RIGHTS
Section 4.1 Demand Registration Rights.
(a) Subject to the limitations set forth in Section 4.1(b) and Section 4.1(d), at any time after the expiration of 180 days after the Effective Date, if there is not currently an effective Shelf Registration on file with the SEC in respect of the Registrable Equity Interests held by the Rabobank Parties or Ford Shareholders, as applicable, the Company shall, upon the written demand of the Rabobank Parties or the Ford Shareholders (“Demand Request”), effect a registration (a “Demand Registration”) for resale under the Securities Act of all Registrable Equity Interests held by the Rabobank Parties or Ford Shareholders, as applicable, which are requested to be registered in the Demand Request (the “Included Securities”) either (i) on Form S-1 or any similar long-form registration statement or (ii) if the Company is then eligible, on Form S-3 or any similar short-form registration statement; provided, however, that the Company shall not be required to effect a Demand Registration for Included Securities if the aggregate value of the Included Securities is less than $120,000,000, or such lesser value of Registrable Equity Interests as would result in the disposition of all remaining Registrable Equity Interests then beneficially owned by the Rabobank Parties or Ford Shareholders, as applicable, in the aggregate (the “Registrable Amount”). Each Demand Request shall specify the number of Included Securities (and whether they are shares of Class A Common Stock or Class B Common Stock) requested to be included in the Demand Registration by each Rabobank Party or Ford Shareholder, as applicable, and the intended method of distribution, including whether it is to be an underwritten offering. The Company shall use commercially reasonable efforts to (i) file such a registration statement as promptly as practicable after receiving the Demand Request, and in any event with ninety (90) days of the receipt of such request, and (ii) cause such Demand Registration to be declared effective by the SEC as soon as practicable thereafter. The Company shall have the right to select the underwriters for a Demand Registration that is to be an underwritten offering, subject to (x) the prior written consent of the Rabobank Parties (such consent not to be unreasonably withheld, delayed or conditioned) in the event of a Demand Registration from the Rabobank Parties and (y) the prior written consent of the Ford Shareholders (such consent not to be unreasonably withheld, delayed or conditioned) in the event of a Demand Registration from the Ford Shareholders. Subject to Section 4.1(d), the Company may include any securities that the Company proposes to offer and sell for its own account or for the account of other persons, including the Rabobank Parties, the Ford Shareholders or any persons holding securities that the Company is obligated to register pursuant to other registration rights arrangements, as applicable, in any Demand Registration.
(b) Notwithstanding Section 4.1(a), (i) with respect to the Rabobank Parties, the Company shall not be required to effect more than, and the Rabobank Parties may not request more than, one Demand Registration in any 12-month period, and (ii) with respect to the Ford Shareholders, the Company shall not be required to effect more than, and the Ford Shareholders may not request more than, four Demand Registrations in any 12-month period, including, in each case, any Underwritten Shelf Takedown in accordance with the second sentence of Section 4.3(a), which shall be deemed a Demand Registration for these purposes and count toward such maximum number of registrations. Unless prior written approval has been obtained from the Company, the Rabobank Parties and the Ford Shareholders shall not be permitted to request a Demand Registration within ninety (90) days after the effectiveness of a registration statement of the Company (other than in connection with a registration pursuant to a registration statement on Form S-8, Form S-4 or comparable form, a registration statement relating to an employee benefit plan or employee stock plan, in connection with any direct or indirect merger, acquisition, stock or asset purchase, joint venture, reorganization, consolidation, business combination or similar transaction or in connection with any dividend or distribution reinvestment or similar plan, or a Shelf Registration).
(c) Any registration initiated pursuant to Section 4.1(a) shall not count as a Demand Registration (i) unless and until a registration statement with respect thereto has become effective and remained effective for a period of ninety (90) days or, if a shorter time, until all of the Registrable Equity Interests registered thereunder have been sold or withdrawn and (ii) if, as a result of an exercise of the cut-back provisions in Section 4.1(d), fewer than 50% of the Registrable Equity Interests that the Rabobank Parties or Ford Shareholders, as applicable (in each case, as Requesting Shareholder), have requested to be included in such registration statement are actually included; provided, that if, after it has become effective, such registration is interfered with by any stop order, injunction or other order or requirement of the SEC or any other Governmental Authority for any reason not attributable to the Rabobank Parties or the Ford Shareholders, as applicable, or pursuant to a Suspension Notice, such that no sales are possible thereunder for a period of ten (10) consecutive days or more, such ninety (90) day period shall be extended by the length of the period during which no sales are possible.
(d) If a Demand Registration requested by the persons requesting such offering pursuant to Section 4.1(a) (collectively the “Requesting Shareholder”) is an underwritten offering, the Company shall (i) if the Rabobank Parties are not the Requesting Shareholder, give the Rabobank Parties written notice, and (ii) if the Ford Shareholders are not the Requesting Shareholder, give the Ford Shareholders written notice, within five (5) days of receipt of the Demand Request (the parties receiving notice, collectively, the “Non-Requesting Shareholder”). If the applicable Non-Requesting Shareholder requests in writing, within ten (10) days after the date of receipt of such notification from the Company, that the Company include in such registration statement any of the Non-Requesting Shareholder’s Registrable Equity Interests, then, subject to the remaining provisions hereof, the Company shall include those Registrable Equity Interests specified in the Non-Requesting Shareholder’s request in such registration statement. Each such request by the Non-Requesting Shareholder shall specify the number of Registrable Equity Interests intended to be offered and sold by such Non-Requesting Shareholder (and, if applicable, whether they are shares of Class A Common Stock or Class B Common Stock), shall express each applicable Non-Requesting Shareholder’s present intent to offer such Registrable Equity Interests for distribution and shall contain the undertaking of each applicable Non-Requesting Shareholder to provide all information and materials required, and take all action as may be reasonably requested, to permit the Company to comply with all applicable requirements of the SEC and to obtain acceleration of the effective date of such registration statement or otherwise to effect such offering, including entering into an underwriting agreement in customary form with the underwriter or underwriters selected by the Company in accordance with the terms of this Agreement. If the managing underwriters advise the Company, the Requesting Shareholder and, if applicable, the Non-Requesting Shareholder, that in their good faith judgment the number of securities to be included in a Demand Registration, including any securities that the Company, the Requesting Shareholder, the Non-Requesting Shareholder or any other shareholder proposes to include, exceeds the number that can be sold in the offering in light of marketing factors or because the sale of a greater number would adversely affect the price of the Company Equity Interests to be sold in such Demand Registration, then only such number of Registrable Equity Interests as the managing underwriters advise may be included without such adverse effect shall be included in such Demand Registration, and the total number of Registrable Equity Interests to be included in such Demand Registration shall be allocated (i) first, to the Requesting Shareholder and to the Non-Requesting Shareholder, pro rata as between the Requesting Shareholder and the Non-Requesting Shareholder based on the number of Registrable Equity Interests beneficially owned by the Requesting Shareholder and its Affiliates and the Non-Requesting Shareholder and its Affiliates in the aggregate (with (x) the Rabobank Representative to designate such allocation pro rata among the applicable Rabobank Parties based on the number of Registrable Equity Interests requested to be included by the Rabobank Parties and (y) the Ford Representative to designate such allocation pro rata among the applicable Ford Shareholders based on the number of Registrable Equity Interests requested to be included by the Ford Shareholders) and (ii) second, to the Company for any securities that the Company proposes to offer and sell for its own account or the account of other persons, including any persons holding securities that the Company is obligated to register pursuant to other registration rights arrangements who are not the Requesting Shareholder or Non-Requesting Shareholder, with such priorities among them as the Company shall determine (subject to the applicable terms of any agreements with other persons providing registration rights arrangements). Notwithstanding the foregoing, if the Rabobank Parties (A) hold in aggregate shares of Class B Common Stock that upon conversion into Class A Common Stock would have an aggregate value of less than $30,000,000 (based on the closing share price for the Class A Common Stock on the trading day immediately preceding the date that the Rabobank Parties submit a Demand Request or notice pursuant to this Section 4.1(d) to include the Class B Common Stock as Included Securities), and (B) elect to include 100% of their aggregate holdings of Class B Common Stock as Included Securities, then the Rabobank Parties will not be subject to the cut-back allocation described above and, in such case, the total number of Registrable Equity Interests to be included in such Demand Registration shall be allocated (I) first, to the Rabobank Parties in respect of the Class B Common Stock, (II) second, to the Ford Shareholders (the Ford Representative to designate such allocation pro rata among the applicable Ford Shareholders based on the number of Registrable Equity Interests requested to be included by the Ford Shareholders), (III) third, to the Rabobank Parties in respect of their Class A Common Stock (with the Rabobank Representative to designate such allocation pro rata among the applicable Rabobank Parties based on the number of Registrable Equity Interests requested to be included by the Rabobank Parties) and (IV) fourth, to the Company for any securities that the Company proposes to offer and sell for its own account or the account of other persons, including any persons holding securities that the Company is obligated to register pursuant to other registration rights arrangements who are not the Ford Shareholders or Rabobank Parties, with such priorities among them as the Company shall determine (subject to the applicable terms of any agreements with other persons providing registration rights arrangements).
Section 4.2 Piggyback Registration.
(a) If, at any time, the Company determines to file with the SEC a registration statement registering shares of Common Stock that may be used to register Registrable Equity Interests held by the Rabobank Parties or Ford Shareholders (the “Piggyback Parties”) (other than pursuant to a registration statement on Form S-4, S-8 or a comparable form, a registration statement relating to an employee benefit plan or employee stock plan, or in connection with any holding company formation transaction (including any related internal reorganization) or in connection with any dividend or distribution reinvestment or similar plan, and other than in connection with a Demand Registration, Shelf Registration or Shelf Takedown) then the Company shall, at least twenty (20) days prior to the filing of such proposed registration statement, notify the Piggyback Parties in writing of the proposed registration statement. If the applicable Piggyback Party requests in writing, within ten (10) days after the date of receipt of such notification from the Company, that the Company include in such registration statement any of the Piggyback Parties’ Registrable Equity Interests (a “Piggyback Registration”), then, subject to the remaining provisions hereof, including Section 4.2(b), the Company shall include those Registrable Equity Interests specified in the Piggyback Parties’ request in such registration statement. Each such request by the Piggyback Parties shall specify the number of Registrable Equity Interests intended to be offered and sold by each Piggyback Party (and, if applicable, whether they are shares of Class A Common Stock or Class B Common Stock), shall express each applicable Piggyback Party’s present intent to offer such Registrable Equity Interests for distribution and shall contain the undertaking of each applicable Piggyback Party to provide all information and materials required, and take all action as may be reasonably requested, to permit the Company to comply with all applicable requirements of the SEC and to obtain acceleration of the effective date of such registration statement or otherwise to effect such offering, including entering into an underwriting agreement in customary form with the underwriter or underwriters selected by the Company. The Company may withdraw any such registration statement before its effectiveness, or delay the filing of any such registration statement or amendment thereto, in its sole discretion, and in the event of a withdrawal of such registration statement shall be relieved of any obligation to register any Registrable Equity Interests of the Piggyback Parties in connection therewith. The Company shall have the right to select the underwriters for a Piggyback Registration that is to be an underwritten offering.
(b) If a Piggyback Registration is an underwritten offering and the managing underwriters advise the Company that in their good faith judgment the number of securities to be included in such Piggyback Registration exceeds the number that can be sold in the offering in light of marketing factors or because the sale of a greater number would adversely affect the price of the Company Equity Interests to be sold in such Piggyback Registration, then only such number of Registrable Equity Interests as the managing underwriters advise may be included without such adverse effect shall be included in such Piggyback Registration, and the total number of Registrable Equity Interests to be included in such Piggyback Registration shall be allocated (i) first, to any securities that the Company proposes to offer and sell (A) for its own account, or (B) for any persons holding securities that the Company becomes contractually obligated after the date hereof to register in priority to such Registrable Equity Interests; provided that such Piggyback Registration is pursuant to such persons’ exercise of such contractual demand registration rights, (ii) second, to the Ford Shareholders (with the Ford Representative to provide an allocation that is pro rata among the applicable Ford Shareholders based on the number of Registrable Equity Interests requested to be included by each Ford Shareholders), (iii) third, to the Rabobank Parties (with the Rabobank Representative to provide an allocation that is pro rata among the applicable Rabobank Parties based on the number of Registrable Equity Interests requested to be included by each Rabobank Party), (iv) fourth, to any other persons holding securities that the Company is obligated to register pursuant to registration rights arrangements other than as described in clauses (i)-(iii), pro rata as between such other persons based on the number of Registrable Equity Interests requested to be included by such other persons and (v) fifth, to any other persons holding securities that the Company proposes to offer and sell. The Company will not grant piggyback registration rights (such as the piggyback registration rights in this Agreement) to any person unless such person is also subject to substantially similar priority provisions as set forth in clauses (i)-(iv) above.
Section 4.3 Shelf Registration; Shelf Takedowns.
(a) If permitted by applicable law, within 180 days of the Effective Date, the Company shall use reasonable best efforts to file a registration statement with the SEC on Form S-3 for offerings to be made on a delayed or continuous basis pursuant to Rule 415 under the Securities Act (such a registration statement for offerings to be made on Form S-3 pursuant to Rule 415, a “Shelf Registration”) for resale under the Securities Act of all Registrable Equity Interests. The Rabobank Parties and the Ford Shareholders each shall be entitled, at any time and from time to time when there is an applicable effective Shelf Registration, to sell such Registrable Equity Interests as are then registered pursuant to such Shelf Registration (each, a “Shelf Takedown”), but only upon not less than ten (10) days’ prior written notice (subject further to any time required to comply with Section 4.3(b)) (which shall include the number of Registrable Equity Interests proposed to be sold by each Rabobank Party or Ford Shareholder, as applicable, and whether they are shares of Class A Common Stock or Class B Common Stock and the intended method of distribution) to the Company (whether or not such takedown is underwritten). The Rabobank Parties and the Ford Shareholders each shall be entitled to request that a Shelf Takedown be an underwritten offering (an “Underwritten Shelf Takedown”) if the aggregate number of the Registrable Equity Interests included in such underwritten offering is greater than or equal to the applicable Registrable Amount. The Rabobank Parties or Ford Shareholders, as applicable, shall give the Company prompt written notice of the consummation of a Shelf Takedown, whether or not part of an underwritten offering. Unless prior written approval has been obtained from the Company, the Rabobank Parties and the Ford Shareholders shall not be entitled to a Shelf Takedown within ninety (90) days of the effectiveness of a registration statement of the Company (other than in connection with a registration pursuant to a registration statement on Form S-8, Form S-4 or comparable form, a registration statement relating to an employee benefit plan or employee stock plan, in connection with any direct or indirect merger, acquisition, stock or asset purchase, joint venture, reorganization, consolidation, business combination or similar transaction or in connection with any dividend or distribution reinvestment or similar plan, or a Shelf Registration). For the avoidance of doubt, any Underwritten Shelf Takedown in which the Rabobank Parties or the Ford Shareholders (as Takedown Shareholder) were entitled to sell at least 50% of their Registrable Equity Interests that were requested to be included in such Underwritten Shelf Takedown shall count as a Demand Registration for purposes of the limits set forth in, and shall be subject to, Section 4.1(b). Subject to Section 4.3(b), the Company may include any securities that the Company proposes to offer and sell for its own account or for the account of other persons, including the Rabobank Parties, the Ford Shareholders or any persons holding securities that the Company is obligated to register pursuant to other registration rights arrangements, in any Shelf Registration or Shelf Takedown.
(b) If a Shelf Takedown requested by the persons requesting such Shelf Takedown pursuant to Section 4.3(a) (collectively the “Takedown Shareholder”) is an Underwritten Shelf Takedown, the Company shall (i) if the Rabobank Parties are not the Takedown Shareholder, give the Rabobank Parties written notice, and (ii) if the Ford Shareholders are not the Takedown Shareholder, give the Ford Shareholders written notice, within two (2) days of receipt of the Shelf Takedown request (the parties receiving notice, collectively, the “Non-Takedown Shareholder”). If the applicable Non-Takedown Shareholder requests in writing, within ten

(10) days after the date of receipt of such notification from the Company, that the Company include in such registration statement any of the Non-Takedown Shareholder’s Registrable Equity Interests, then, subject to the remaining provisions hereof, the Company shall include those Registrable Equity Interests specified in the Non-Takedown Shareholder’s request in such registration statement. Each such request by the Non-Takedown Shareholder shall specify the number of Registrable Equity Interests intended to be offered and sold by such Non-Takedown Shareholder (and, if applicable, whether they are shares of Class A Common Stock or Class B Common Stock), shall express each applicable Non-Takedown Shareholder’s present intent to offer such Registrable Equity Interests for distribution and shall contain the undertaking of each applicable Non-Takedown Shareholder to provide all information and materials required, and take all action as may be reasonably requested, to permit the Company to comply with all applicable requirements of the SEC and to obtain acceleration of the effective date of such registration statement or otherwise to effect such offering, including entering into an underwriting agreement in customary form with the underwriter or underwriters selected by the Company in accordance with the terms of this Agreement. If the managing underwriters advise the Company, the Takedown Shareholder and, if applicable, the Non-Takedown Shareholder, that in their good faith judgment the number of securities to be included in such Underwritten Shelf Takedown exceeds the number that can be sold in the offering in light of marketing factors or because the sale of a greater number would adversely affect the price of the Company Equity Interests to be sold in such Underwritten Shelf Takedown, then only such number of Registrable Equity Interests as the managing underwriters advise may be included without such adverse effect shall be included in such Underwritten Shelf Takedown, and the total number of Registrable Equity Interests to be included in such Shelf Takedown shall be allocated (i) first, to the Takedown Shareholder and to the Non-Takedown Shareholder, pro rata as between the Takedown Shareholder and the Non-Takedown Shareholder based on the number of Registrable Equity Interests beneficially owned by the Takedown Shareholder and its Affiliates and the Non-Takedown Shareholder and its Affiliates in the aggregate (with (x) the Rabobank Representative to designate such allocation pro rata among the applicable Rabobank Parties based on the number of Registrable Equity Interests requested to be included by the Rabobank Parties and (y) the Ford Representative to designate such allocation pro rata among the applicable Ford Shareholders based on the number of Registrable Equity Interests requested to be included by the Ford Shareholders) and (ii) second, to the Company for any securities that the Company proposes to offer and sell for its own account or the account of other persons, including any persons holding securities that the Company is obligated to register pursuant to other registration rights arrangements who are not the Takedown Shareholder or Non-Takedown Shareholder, with such priorities among them as the Company shall determine (subject to the applicable terms of any agreements with other persons providing registration rights arrangements). Notwithstanding the foregoing, if the Rabobank Parties (A) hold in aggregate shares of Class B Common Stock that upon conversion into Class A Common Stock would have an aggregate value of less than $30,000,000 (based on the closing share price for the Class A Common Stock on the trading day immediately preceding the date that the Rabobank Parties submit a Takedown Request or notice pursuant to this Section 4.3(b) to include the Class B Common Stock in an Underwritten Shelf Takedown), and (B) elect to include 100% of their aggregate holdings of Class B Common Stock in an Underwritten Shelf Takedown, then the Rabobank Parties will not be subject to the cut-back allocation described above and, in such case, the total number of Registrable Equity Interests to be included in such Underwritten Shelf Takedown shall be allocated (I) first, to the Rabobank Parties in respect of the Class B Common Stock, (II) second, to the Ford Shareholders (the Ford Representative to designate such allocation pro rata among the applicable Ford Shareholders based on the number of Registrable Equity Interests requested to be included by the Ford Shareholders), (III) third, to the Rabobank Parties in respect of their Class A Common Stock (with the Rabobank Representative to designate such allocation pro rata among the applicable Rabobank Parties based on the number of Registrable Equity Interests requested to be included by the Rabobank Parties) and (IV) fourth, to the Company for any securities that the Company proposes to offer and sell for its own account or the account of other persons, including any persons holding securities that the Company is obligated to register pursuant to other registration rights arrangements who are not the Ford Shareholders or Rabobank Parties, with such priorities among them as the Company shall determine (subject to the applicable terms of any agreements with other persons providing registration rights arrangements).
(c) The Company shall have the right to select the underwriters for any Underwritten Shelf Takedown, subject to the prior written consent of the Takedown Shareholder (such consent not to be unreasonably withheld, delayed or conditioned).

Section 4.4 Limitations, Conditions and Qualifications to Obligations of the Company. Whenever the Company is required to effect the registration of Registrable Equity Interests pursuant to a registration statement filed pursuant to Section 4.1, Section 4.2 or Section 4.3, its obligations, and the rights of Rabobank, the Rabobank Parties and the Ford Shareholders in connection therewith, shall be subject to each of the following limitations, conditions and qualifications:
(a) the Company shall use commercially reasonable efforts to cause the registration statement to remain effective (including by filing necessary supplements or post-effective amendments) during the period commencing on the initial effective date of such registration statement and ending on the date on which such registration statement has remained effective for one hundred twenty (120) days or, if a shorter time, until all of the Registrable Equity Interests registered under such registration statement shall have been sold (unless such registration statement is a Shelf Registration on Form S-3 filed pursuant to SEC Rule 415, in which case the Company’s obligation will end on the earlier of three years after the effective date of such registration statement and the date on which all Registrable Equity Interests registered under such registration statement have been either sold or de-registered);
(b) no Rabobank Party or Ford Shareholder may participate in any underwritten offering pursuant to this Agreement unless such Rabobank Party or Ford Shareholder, as applicable, (i) agrees to sell its Company Equity Interests on the basis provided in any customary underwriting arrangements in accordance with applicable law and approved by the Company, (ii) completes and executes, as applicable, all customary questionnaires, powers of attorney, underwriting agreements, lock-up agreements consistent with Section 4.6 and other documents customarily required under the terms of such underwriting arrangements and (iii) agrees to make customary representations and warranties and covenants and give customary indemnities substantially to the effect set forth in Section 4.7, it being understood that no Rabobank Party or Ford Shareholder shall be requested to make any representation, warranty or covenant with respect to the Company;
(c) the Company or any other person (other than the Requesting Shareholder, Non-Requesting Shareholder, Takedown Shareholder or Non-Takedown Shareholder), may not participate in any underwritten offering pursuant to a Demand Registration or Underwritten Shelf Takedown unless (i) the Company or such other person agrees to sell its Company Equity Interests on the basis provided in any customary underwriting arrangements in accordance with applicable law and approved by the Company; (ii) such other person completes and executes, as applicable, all customary questionnaires, powers of attorney, underwriting agreements, lock-up agreements consistent with Section 4.6 and other documents customarily required under the terms of such underwriting arrangements and (iii) the Company or such other person agrees to make customary representations and warranties and covenants and give customary indemnities substantially to the effect set forth in Section 4.7, it being understood that no Rabobank Party or Ford Shareholder shall be requested to make any representation, warranty or covenant with respect to the Company;
(d) the Company shall prepare and file with the SEC such amendments and supplements to the registration statement, and the prospectus used in connection with such registration statement, as may be necessary to comply with the Securities Act in order to enable the disposition of all securities covered by such registration statement;
(e) whenever the Company is required by the provisions of this Agreement to use commercially reasonable efforts to register Registrable Equity Interests under the Securities Act, the Company shall furnish to the Rabobank Parties or the Ford Shareholders, as applicable, such number of copies of any prospectus (including any preliminary prospectus) as the Rabobank Parties or the Ford Shareholders may reasonably request in order to effect the offering and sale of the Registrable Equity Interests to be offered and sold by the Rabobank Parties or the Ford Shareholders, but only while the Company is required under the provisions hereof to cause the registration statement to remain effective;
(f) the Company shall use commercially reasonable efforts to qualify such Registrable Equity Interests under applicable “blue sky” or other state securities laws as may be necessary to enable the Rabobank Parties or Ford Shareholders, as applicable, to offer and sell the Registrable Equity Interests which are the subject matter of their requests; provided, however, that, in connection therewith, the Company shall not be obligated to qualify as a foreign corporation to do business under the laws of any jurisdiction in which it is not then qualified, to subject itself to taxes in any jurisdiction in which it is not then subject to taxes or to file any general consent to service of process;

(g) the Company shall use commercially reasonable efforts to (1) provide (A) the Rabobank Parties and the Ford Shareholders, as applicable, (B) the underwriters, if any, of the Registrable Equity Interests to be registered, (C) counsel for such underwriters and (D) counsel for the Rabobank Parties and the Ford Shareholders, as applicable, the opportunity to comment on such registration statement, each prospectus included therein or filed with the SEC and each amendment or supplement thereto, (2) for a reasonable period prior to the filing of such registration statement (or the designation of an existing shelf registration as available for use), and throughout the period specified in Section 4.4(a), upon the execution of confidentiality agreements in form and substance reasonably satisfactory to the Company and after reasonable advance notice, make available for inspection by the parties referred to in Section 4.4(g)(i), during normal business hours and without disruption to the business of the Company, such financial and other information and books and records of the Company as shall be reasonably necessary to conduct a reasonable investigation within the meaning of Section 11 of the Securities Act; provided, that the Company shall not be required to provide any information if the Company believes, after consultation with counsel for the Company, that to do so would contravene applicable law or cause the Company to forfeit an attorney-client or other applicable privilege that was applicable to such information, (3) in the case of an underwritten offering, cause management of the Company to participate in a reasonable number of presentations of management and “road shows” (with an understanding that these shall be scheduled in a collaborative manner so as not to unreasonably interfere with the conduct of business of the Company) and (4) in the case of an underwritten offering, agree to make customary representations and warranties and covenants and give customary indemnities substantially to the effect set forth in Section 4.7, it being understood that no Rabobank Party and no Ford Shareholder shall be requested to make any representation, warranty or covenant with respect to the Company;
(h) the Company shall use commercially reasonable efforts to promptly notify the Rabobank Parties and the Ford Shareholders and the managing underwriter or underwriters, if any, (1) when such registration statement or the prospectus included therein or any prospectus amendment or supplement or post-effective amendment has been filed, and, with respect to such registration statement or any post-effective amendment, when the same has become effective, (2) of any comments by the SEC with respect thereto or any request by the SEC for amendments or supplements to such registration statement or prospectus or for additional information, (3) of the issuance by the SEC of any stop order suspending the effectiveness of such registration statement or the initiation or threatening of any proceedings for that purpose, (4) if at any time the representations and warranties of the Company contemplated by Section 4.4(g) cease to be true and correct in all material respects (and each Rabobank Party and Ford Shareholder shall likewise promptly notify the Company if at any time the representations and warranties of any such person contemplated by Section 4.4(b) cease to be true and correct in all material respects), (5) of the receipt by the Company of any notification with respect to the suspension of the qualification of the Registrable Equity Interests for sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose, or (6) if at any time when a prospectus is required to be delivered under the Securities Act, the Company learns that such registration statement, prospectus, prospectus supplement or post-effective amendment, or any document incorporated by reference in any of the foregoing, contains an untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading;
(i) the Company shall use commercially reasonable efforts to as promptly as possible obtain the withdrawal of any stop order or order suspending qualification of the Registrable Equity Interests for sale in any jurisdiction, and shall promptly notify the Rabobank Parties and the Ford Shareholders of the withdrawal of any such order;
(j) upon the occurrence of any event of the kind contemplated by Section 4.4(h)(vi) hereof, the Company shall as promptly as possible prepare a supplement or post-effective amendment to such registration statement or prospectus, or any document incorporated by reference therein, or file any other required document so that, as thereafter delivered to the Rabobank Parties or the Ford Shareholders, as applicable, such registration statement and prospectus will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, that if such event arises out of information provided by a Rabobank Party or Ford Shareholder as contemplated by Section 4.4(l), the Company shall have no obligations pursuant to this Section 4.4(j) until the applicable Rabobank Party or Ford Shareholder has satisfied its obligations pursuant to Section 4.4(l);

(k) the Company shall use commercially reasonable efforts to establish or obtain the approval of the listing on the national securities exchange, if any, on which Company Equity Interests are then listed, of the Registrable Equity Interests to be sold pursuant to the registration statement; and
(l) the Company may require each Rabobank Party and Ford Shareholder to furnish such information regarding itself, the Registrable Equity Interests, and the distribution of its Registrable Equity Interests as the Company may from time to time reasonably request, and all such information furnished by each Rabobank Party or Ford Shareholder will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, and at any time when a prospectus is required to be delivered under the Securities Act, if any Rabobank Party or Ford Shareholder learns that any registration statement, prospectus, prospectus supplement or post-effective amendment, or any document incorporated by reference in any of the foregoing, contains an untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading as a result of any information related to or furnished by it, such Rabobank Party or Ford Shareholder shall furnish to the Company as promptly as possible any additional information required to correct and update the information previously furnished or related to it so that, as thereafter corrected or updated, such registration statement, prospectus, prospectus supplement or post-effective amendment, or document incorporated by reference, will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.
Section 4.5 Suspension. Rabobank, each Ford Shareholder and each Rabobank Party agrees that (a) during any regular quarterly period during which directors and executive officers of the Company are not permitted to trade under the insider trading or similar policies of the Company then in effect, (b) upon receipt of any notice from the Company of the occurrence of any event of the kind contemplated by Section 4.4(h)(ii), (iii), (v) or (vi), and (c) upon receipt of any notice from the Company that (i) the Board, the chief executive officer or the chief financial officer of the Company has determined that the Company possesses material nonpublic information, the disclosure of which would have a material adverse effect on the Company or any of its direct or indirect Subsidiaries or which in its good faith determination the Company has a bona fide business purpose for keeping confidential, or (ii) the Board, the chief executive officer or the chief financial officer of the Company has determined that a registration or disposition of Registrable Equity Interests would reasonably be likely to materially impair the ability of the Company to effect a pre-existing plan to raise additional capital for the Company or interfere with a pre-existing planned merger, acquisition, stock or asset purchase, joint venture, reorganization, consolidation, business combination or similar transaction, sale of the Company or any Company Equity Interests, recapitalization or other similar corporate action of the Company, and in each case of clauses (i) or (ii), the Board, the chief executive officer or the chief financial officer of the Company reasonably deems it to be advisable to postpone the filing of, suspend the use of, or temporarily discontinue disposition of Registrable Equity Interests pursuant to, a registration statement (each, a “Suspension Notice”), the Company shall be entitled, for a reasonable period of time (and in the case of clause (a), during any such regular quarterly period), to postpone the filing or effectiveness of, or suspend the effectiveness of, such registration statement (or an amendment thereto) or suspend the use of such registration statement and any related prospectus and shall not be required to amend or supplement such registration statement, any related prospectus or any document incorporated by reference therein, and Rabobank, each Ford Shareholder and each Rabobank Party shall forthwith discontinue disposition of Registrable Equity Interests pursuant to and use of any such effective registration statement and promptly halt any offer, sale (including pursuant to Rule 144), or transfer of any Company Equity Interests held by Rabobank, such Ford Shareholder or such Rabobank Party, until further written notice from the Company that disposition of Registrable Equity Interests and use of such registration statement may resume; provided, however, that, in the case of clause (c), the Company shall use its reasonable best efforts to provide such further notice within thirty (30) days (and in any event not more than ninety (90) days) of such Suspension Notice, and the Company shall not be permitted to deliver a Suspension Notice under clause (c) more than three times in any 24-month period. Rabobank, each Ford Shareholder and each Rabobank Party agrees that, if so directed by the Company, it shall deliver to the Company all copies in its possession of the prospectus covering such Registrable Equity Interests current at the time of receipt of the Suspension Notice. Upon the receipt of a Suspension Notice, Rabobank, each Ford Shareholder and each Rabobank Party shall keep the fact of and all information relating to the Suspension Notice strictly confidential.

Section 4.6 Market Stand-Off Agreement. Subject to the right of any Rabobank Party to transfer Company Equity Interests pursuant to Section 5.2, each Rabobank Party and each of the Ford Shareholders hereby agrees that, during the period of duration (up to 90 days, in the case of any Public Offering) specified by the Company and an underwriter of Registrable Equity Interests, following the date that is estimated by the Company to be seven days prior to the date of the final prospectus or other offering document distributed in connection with a Public Offering, to the extent requested by the Company or such underwriter, it shall not, directly or indirectly, sell, offer to sell, contract to sell (including any short sale or other hedging transaction), grant any option to purchase or otherwise transfer (other than to donees or Affiliates who agree to be similarly bound) any Company Equity Interests beneficially owned by it at any time during such period except for such Company Equity Interests as shall be included in such Public Offering. The Company agrees that during the period of duration (up to 90 days, in the case of any Public Offering) specified by an underwriter of Registrable Equity Interests, following the date that is estimated by the Company to be seven days prior to the date of the final prospectus or other offering document distributed in connection with a Public Offering, to the extent requested by such underwriter, it shall not effect any public sale or distribution registered under the Securities Act for its own account, other than in connection with a registration pursuant to a registration statement on Form S-8, Form S-4 or comparable form, a registration statement relating to an employee benefit plan or employee stock plan, or in connection with any direct or indirect merger, acquisition, stock or asset purchase, joint venture, reorganization, consolidation, business combination or similar transaction or in connection with any dividend or distribution reinvestment or similar plan. Notwithstanding the foregoing, if either the Ford Shareholders or the Rabobank Parties, as the case may be, are formally or informally released or waived from any or all of their obligations pursuant to this Section 4.6 in respect of any Public Offering, the other parties hereto shall be to the same extent released or waived from their obligations hereunder in respect of such Public Offering. In order to enforce the foregoing covenant, the Company may impose stop-transfer instructions with respect to the Company Equity Interests of every person subject to the foregoing restriction until the end of such period, and if requested each such person shall execute an agreement containing terms which are essentially consistent with the provisions of this Section 4.6 with any applicable underwriter in connection with a Public Offering.
Section 4.7 Indemnification and Contribution. In the event any Registrable Equity Interests are included in a registration statement under this Article IV:
(a) To the extent permitted by applicable law, the Company shall indemnify and hold harmless each Rabobank Party and each Ford Shareholder and their respective officers, directors, members, shareholders, employees, managers, partners, accountants, attorneys and agents, and each person, if any, who controls such Rabobank Party, Ford Shareholder or such other indemnified person within the meaning of the Securities Act or the Exchange Act, against any losses, claims, damages, or liabilities (joint or several) to which they may become subject, insofar as such losses, claims, damages, or liabilities (or actions in respect thereof) arise out of or are based upon a Violation (as defined below); and the Company shall pay to such Rabobank Party, Ford Shareholder and each such indemnified person or controlling person, as incurred, any documented legal or other expenses reasonably incurred by them in connection with investigating or defending any such loss, claim, damage, liability or action; provided, however, that the indemnity agreement in this Section 4.7 shall not apply to amounts paid in settlement of any such loss, claim, damage, liability or action if such settlement is effected without the consent of the Company (which consent shall not be unreasonably withheld, conditioned or delayed), nor shall the Company be liable in any such case for any such loss, claim, damage, liability or action to the extent that it arises out of or is based upon a Violation that occurs in reliance upon and in conformity with written information furnished to the Company for use in connection with such registration by any Rabobank Party, Ford Shareholder or any such indemnified person or controlling person; and provided, further, that the Company shall not be liable to any indemnified party hereunder with respect to a Violation to the extent that any such loss, claim, damage, liability or expense of such indemnified party results solely from an untrue statement of a material fact contained in, or the omission of a material fact from, a registration statement or prospectus which untrue statement or omission was corrected in an amended or supplemented registration statement or prospectus, if the person alleging such loss, claim, damage, liability or expense was not sent or given, at or prior to the written confirmation of the sale giving rise thereto, a copy of the amended or supplemented registration statement or prospectus if the Company had previously furnished copies thereof to such indemnified party and such indemnified party was required under the Securities Act to deliver such amended or supplemented registration statement or prospectus. For purposes of this Section 4.7, a “Violation” shall mean: (i) any untrue statement or alleged untrue statement of a material fact contained in any registration statement or prospectus, including any preliminary prospectus or final prospectus or any “issuer free writing prospectus” as such term is defined under Rule 433 under the Securities Act, or any amendments or supplements to any of the foregoing, or (ii) the omission to state in any such registration statement, prospectus, amendment or supplement a material fact required to be stated therein, or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.
(b) To the extent permitted by applicable law, (i) Rabobank and each Rabobank Party shall, severally (and not jointly and severally), indemnify and hold harmless, and (ii) each Ford Shareholder shall, severally (and not jointly and severally), indemnify and hold harmless, the Company and its officers, directors, members, shareholders, employees, managers, partners, accountants, attorneys and agents, and each person who controls the Company or such other indemnified person within the meaning of the Securities Act or the Exchange Act, against any losses, claims, damages, or liabilities (joint or several) to which any of the foregoing persons may become subject insofar as such losses, claims, damages, or liabilities (or actions in respect thereto) arise out of or are based upon a Violation, in each case to the extent that such Violation occurs in reliance upon and in conformity with written information furnished by any Rabobank Party, in the case of the Rabobank Parties, or such Ford Shareholder, in the case of a Ford Shareholder, or its respective officers, directors, members, shareholders, employees, managers, partners, accountants, attorneys or agents or any controlling person of the foregoing to the Company for use in connection with a registration statement or prospectus, including any preliminary prospectus or final prospectus or any “issuer free writing prospectus” as such term is defined under Rule 433 under the Securities Act, or any amendments or supplements to any of the foregoing; and the Rabobank Parties or Ford Shareholder, as applicable, shall pay any documented legal or other expenses reasonably incurred by any person intended to be indemnified pursuant to this Section 4.7(b) in connection with investigating or defending any such loss, claim, damage, liability, or action; provided, however, that the indemnity agreement in this Section 4.7(b) shall not apply to amounts paid in settlement of any such loss, claim, damage, liability or action if such settlement is effected without the consent of the Rabobank Parties or such Ford Shareholder, as applicable (which consent shall not be unreasonably withheld, conditioned or delayed); and provided, further that in no event shall the aggregate amounts payable by the Rabobank Parties or such Ford Shareholder by way of indemnity or contribution under Sections 4.7(b) and (e) exceed the proceeds from the offering received by the Rabobank Parties or such Ford Shareholder (net of any Selling Expenses paid by the Rabobank Parties or such Ford Shareholder), except in the case of fraud or willful misconduct by the Rabobank Parties or such Ford Shareholder, as applicable.
(c) Promptly after receipt by an indemnified party under this Section 4.7 of notice of the commencement of any action (including any governmental action), such indemnified party shall, if a claim in respect thereof is to be made against any indemnifying party under this Section 4.7, deliver to the indemnifying party a written notice of the commencement thereof, and the indemnifying party shall have the right to participate in, and, to the extent the indemnifying party so desires, jointly with any other indemnifying party similarly noticed, to assume the defense thereof with counsel reasonably satisfactory to the parties; provided, however, that an indemnified party (together with all other indemnified parties) shall have the right to retain one separate counsel (plus one local counsel), with the fees and expenses to be paid by the indemnifying party, if representation of such indemnified party by the counsel retained by the indemnifying party would be inappropriate due to a conflict of interest between such indemnified party and any indemnifying party represented by such counsel in such proceeding. The failure to deliver written notice to the indemnifying party within a reasonable time of the commencement of any such action, if and only to the extent prejudicial to the indemnifying party, shall relieve such indemnifying party of any liability to the indemnified party under this Section 4.7.
(d) No indemnifying party, in the defense of any such claim or action, shall, except with the consent of each indemnified party (which shall not be unreasonably withheld, conditioned or delayed), consent to entry of any judgment or enter into any settlement that does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect of such claim or litigation or that requires an admission of wrongdoing by any indemnified party. No indemnified party will, without the prior written consent of the indemnifying party (which shall not be unreasonably withheld, conditioned or delayed), consent to entry of any judgment or enter into any settlement, or offer to settle or compromise, any claim or action in respect of which any indemnified party is seeking indemnity hereunder.
(e) If the indemnification provided for in this Section 4.7 is held by a court of competent jurisdiction to be unavailable to an indemnified party with respect to any loss, liability, claim, damage or expense referred to therein, then the indemnifying party, in lieu of indemnifying such indemnified party hereunder, shall, to the extent permitted by applicable law, contribute to the amount paid or payable by such indemnified party as a result of such loss, liability, claim, damage or expense in such proportion as is appropriate to reflect the relative fault of the indemnifying party, on the one hand, and of the indemnified party, on the other hand, in connection with the Violation or Violations that resulted in such loss, liability, claim, damage or expense as well as any other relevant equitable considerations; provided, however, that no contribution by any Rabobank Party or Ford Shareholder, when combined with any amounts paid by such Rabobank Party or Ford Shareholder, as applicable, pursuant to Section 4.7(b), shall exceed the net proceeds from the offering received by such Rabobank Party or Ford Shareholder; and provided, further, that in no event shall a Rabobank Party’s or Ford Shareholder’s liability pursuant to this Section 4.7(e), when combined with the amounts paid or payable by such Rabobank Party or Ford Shareholder, as applicable, pursuant to Section 4.7(b), exceed the proceeds from the offering received by such Rabobank Party or Ford Shareholder (net of any Selling Expenses paid by such Rabobank Party or Ford Shareholder), in each case except in the case of fraud or willful misconduct by the Rabobank Parties or such Ford Shareholder. The relative fault of the indemnifying party and of the indemnified party shall be determined by reference to, among other things, whether the Violation relates to information supplied by the indemnifying party or by the indemnified party and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such Violation. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person that was not guilty of such fraudulent misrepresentation. The parties hereto agree that it would not be just and equitable if contribution pursuant to this Section 4.7(e) were determined by pro rata allocation or by any other method of allocation that does not account for the equitable considerations referred to in this Section 4.7(e).
(f) The obligations of the Company, the Rabobank Parties and the Ford Shareholders under this Section 4.7 shall survive the completion of any offering of Registrable Equity Interests in a registration statement under this Article IV and the transfer of any Company Equity Interests.
Section 4.8 Registration Expenses.
(a) The Company shall be responsible for all costs, fees and expenses (other than Selling Expenses) in connection with the registration of Registrable Equity Interests pursuant to Section 4.1, Section 4.2 or Section 4.3, including (i) all SEC, FINRA and other registration and filing fees; (ii) all fees and expenses associated with filings to be made with, or the listing of any Registrable Equity Interests on, any national securities exchange; (iii) all fees and expenses of complying with securities and “blue sky” laws (including reasonable documented fees and disbursements of one counsel in connection therewith); (iv) all costs and expenses of printing prospectuses; (v) all transfer agent’s and registrar’s fees; (vi) all fees and expenses of counsel to the Company; and (vii) all fees and expenses of the Company’s independent public accountants (all such costs, fees and expenses, “Registration Expenses”). (A) Rabobank and each Rabobank Party and (B) each Ford Shareholder shall be fully responsible for the Selling Expenses associated with any registration or sale of its respective Registrable Equity Interests pursuant to this Agreement (other than the fees of underwriters’ counsel, which shall be the responsibility of the relevant underwriters); it being understood that any Selling Expenses that may be considered joint expenses of the offering will be allocated pro rata between the Rabobank Parties and the Ford Shareholders based on the relative number of shares included in the offering (it being understood that each share of Class B Common Stock shall be deemed to be a number of shares of Common Stock equal to the Deemed Conversion Ratio for purposes of calculating the foregoing).
(b) The obligation of the Company to bear and pay the Registration Expenses shall apply irrespective of whether a registration, once properly demanded or requested, becomes effective or is withdrawn or suspended; provided, that the Registration Expenses for any registration statement withdrawn at the request of (i) one or more Rabobank Parties shall be borne by Rabobank and such Rabobank Parties and (ii) the Ford Shareholders shall be borne by the Ford Shareholders.
Section 4.9 Transfer or Assignment of Registration Rights.
(a) The rights to cause the Company to register Registrable Equity Interests granted to the Rabobank Parties or Ford Shareholders by the Company under this Article IV may be assigned, and the related obligations may be delegated, by the Rabobank Parties or Ford Shareholders to a transferee or assignee in part or in full (including to any Affiliate or limited partner that acquires Registrable Equity Interests, directly or indirectly, as a result of a distribution in kind of Registrable Equity Interests by a Ford Shareholder or a Rabobank Party); provided, that Registrable Equity Interests constituting not less than 5% of the then Outstanding Company

Equity Interests (or in the case of the Rabobank Parties, constituting not less than 100% of the Class B Common Shares held by them) are transferred to such transferee in connection with such assignment and delegation. The transferor shall give written notice to the Company at least five (5) business days prior to any such transfer, identifying each such transferee and identifying the Registrable Equity Interests with respect to which such rights are being assigned and delegated, and each such transferee shall execute a joinder, in form and substance reasonably satisfactory to the Company, pursuant to which such transferee agrees to be bound by and subject to all of the applicable terms and conditions of this Agreement.
ARTICLE V

ADDITIONAL REGULATORY MATTERS
Section 5.1 Additional Regulatory Matters.
(a) Each of the Ford Shareholders, the Company, the Bank and the Rabobank Parties shall, and shall cause their respective Affiliates to, use reasonable best efforts to comply with any requirements or requests of any Governmental Authority, including the Board of Governors of the Federal Reserve System (the “Federal Reserve”), and to comply with all laws applicable to the Ford Shareholders, the Company, the Bank, the Rabobank Parties and their Affiliates, in each case, so that none of the Rabobank Parties nor any of their Affiliates has “control” of the Company or the Bank for purposes of the BHC Act or otherwise becomes required to file a notice under the Change in Bank Control Act of 1978 (a “Company Control Effect”). The Rabobank Parties agree that they will, and will cause their Affiliates to, comply with any passivity commitments or similar restrictions under applicable law, including without limitation any such commitments or restrictions imposed by the Federal Reserve in connection with its issuance of the Non-Control Determination (as defined in the Purchase Agreement).
(b) The Ford Shareholders and the Company agree that they will, and will cause their Affiliates to, (i) cooperate in good faith with each Rabobank Party in order to avoid such Rabobank Party being deemed to be in “control” of the Company or the Bank or any successor to the Company or the Bank for purposes of the BHC Act (or being required by applicable law to divest all or any portion of its Company Equity Interests) and (ii) use reasonable best efforts to ensure that any security of the Company or of any successor or acquiring corporation or entity issued to a Rabobank Party in any transaction to which the Company is a party after the Effective Time (e.g., a merger or other acquisition) has characteristics (including that, if requested by any Rabobank Party, any shares of Class B Common Stock held by such Rabobank Party shall be exchanged for shares of Class B Common Stock or non-voting shares within the meaning of the Bank Holding Company Act and the Federal Reserve’s regulations thereunder with substantially the same terms as the Class B Common Stock) and protective provisions substantially the same as those applicable to the Company Equity Interests held by the Rabobank Parties (including the protective rights in this Article V); it being understood that the failure of the issuer of any such security to agree to issuing a security with such characteristics or protective provisions despite the Ford Shareholders and the Company’s compliance with this Section 5.1(b) shall not, and shall not be a basis for any Rabobank Party to take any action to, prevent, inhibit or delay the consummation of any such transaction; provided, further that, in the case of such a failure, the Rabobank Parties will be entitled to transfer the number of Company Equity Interests necessary to avoid the situations described in (i) above without compliance with any restrictions or limitations on the Rabobank Parties’ transfer of Company Equity Interests in this Agreement.
(c) Without limiting Section 5.1(a) and Section 5.1(b), none of the Rabobank Parties, the Company, the Bank the Ford Shareholders or any of their respective Affiliates shall take any action which it knows would or would reasonably be expected to cause a Company Control Effect; provided, that nothing in this Agreement shall be construed to prohibit the Company, the Bank or any of its Affiliates from undertaking any redemption, recapitalization or repurchase of Company Equity Interests, Rights or other securities; provided, further, that if it is reasonably likely that such action would result in a Company Control Effect or cause the Rabobank Parties to violate the Non-Control Determination (as defined in the Purchase Agreement) or other regulatory requirement, the Company shall give the Rabobank Parties the right to participate in such redemption, recapitalization or repurchase pro rata (based on their Pro Rata Share or such greater amount as may be required to avoid a Company Control Effect or as may be required under the Non-Control Determination or other regulatory requirement), it being agreed that each of the Rabobank Parties shall promptly and within fifteen (15) days of being notified of such action inform the Company of its determination as to whether to participate and, if it does not participate, it shall promptly dispose of a number of Company Equity Interests necessary to avoid a Company Control Effect arising from such redemption, recapitalization or repurchase (in one or more transfers which comply with the terms of this Agreement).
Section 5.2 Company Control Effect Remedies. If at any time a Rabobank Party reasonably determines in good faith, after consultation with the Company and its outside counsel, that (i) the Rabobank Parties’ ownership of the Company Equity Interests has become illegal or in contravention of any order or judgment by a Governmental Authority or the Non-Control Determination or (ii) a Company Control Effect has otherwise occurred, then, provided the Rabobank Parties have complied with their obligations under Section 5.1, if, despite the Rabobank Parties’ compliance with their obligations set forth in Section 5.1, such illegality, contravention or Company Control Effect cannot be cured, the parties shall cooperate in good faith to take such actions as are mutually agreeable to cure such illegality, contravention or Company Control Effect in a manner that best preserves the parties’ economic expectations under this Agreement, the Merger Agreement and the other Transaction Documents, and without limiting the generality of the foregoing, if reasonably required in order to cure either (i) or (ii) above, such Rabobank Parties shall be entitled to effect a transfer of the portion of their Company Equity Interests to the extent necessary to cure such illegality, contravention or Company Control Effect.
ARTICLE VI

INFORMATION
Section 6.1 Board Observer.
(a) As long as the Rabobank Parties beneficially own, in the aggregate, at least 4.9% of the Outstanding Company Equity Interests, the Rabobank Parties shall have the right to appoint one (1) observer (the “Observer”) to the Board of Directors on the terms set forth below:
(i) The Observer shall have the right to attend and observe meetings of the Board of Directors, but not executive sessions or committee sessions, but shall not have any voting right or count towards the quorum at a Board meeting.
(ii) The Observer shall have no power of attorney to represent or act on behalf of the Company and the parties acknowledge and agree that the Observer shall have no responsibility for the management or operation of the Company. For the avoidance of doubt, other than the contractual obligations set forth herein, the Observer shall have no duties or obligations to the Company or its shareholders whatsoever (including, without limitation, fiduciary duties) as a result of the exercise of rights described in this Agreement, and the Observer shall have no liability for any acts of the Board of Directors, any committee, or any director of the Company.
(iii) The Observer shall not be entitled to any remuneration from the Company, but the Observer shall be entitled to reimbursement by the Company of all reasonable documented costs and expenses incurred by the Observer in connection with its office as Observer to the Board.
(iv) Each of the Chairman of the Board of Directors and the Secretary of the Company shall procure that the Company furnishes to the Observer notices of Board meetings and copies of the materials with respect to such meetings which are furnished to the members of the Board (including minutes of the prior quarterly Board meeting and any special meeting of the Board that may occur from time to time since the prior quarterly Board meeting, but not including committee materials which are not included in the Board packages provided to all members of the Board (irrespective of their membership on any committee)), in each case no later than, and using the same form of communication as, such notices and/or materials are furnished to the members of the Board; provided, that failure to deliver any such notice or materials to any Observer shall not impair the validity of any action taken by the Board.
(v) Notwithstanding Sections 6.1(a)(i) and (iv), the Board may exclude the Observer from access to any Board materials or any Board meeting, or any portion of any Board meeting, to the same extent as it would exclude a similarly situated director in order to comply with applicable law or to the extent the Chairman of the Board or a majority of the members of the Board (or a majority of those present at a meeting, in the case of a meeting) determines in good faith after consultation with counsel that such exclusion is necessary or advisable to avoid an actual conflict of interest (including in the case of any dispute with a Rabobank Party or its Affiliates or any transaction between or among the Company or any of its Affiliates, on the one hand, and a Rabobank Party or any of its Affiliates, on the other hand) or to preserve attorney-client privilege.
(vi) The Rabobank Parties shall use their reasonable best efforts to cause the Observer to comply with the confidentiality provisions set forth in Section 6.4, and the Observer shall be required to comply with all laws and Company policies applicable to directors mutatis mutandis, provided, however, that nothing in this provision shall prevent the Observer from sharing information with the Rabobank Parties and their Affiliates and Representatives in accordance with Section 6.4.
(vii) The Company shall exculpate and indemnify the Observer from any and all loss, damage or claim against the Observer arising out of or relating to its position as an observer to the Board to the same extent as it exculpates and indemnifies directors, unless such loss, damage or claim is incurred by the Observer’s gross negligence or willful misconduct in the performance of its role as an observer.
(b) The Rabobank Parties shall have the right to remove or replace the Observer upon written notice to the Board subject to the Board’s reasonable approval (which approval shall not be unreasonably withheld, delayed or conditioned) of any such replacement. The initial Observer appointed by the Rabobank Parties is Marco Roddenhof.
(c) If, at any point in time, the Rabobank Parties acquire additional shares of voting Common Stock such that they beneficially own, in the aggregate, 9.9% or more of the Company’s voting Common Stock (after receiving approval by the Federal Reserve pursuant to Section 3 of the BHC Act and in accordance with any other applicable law and Article V), then the Rabobank Parties shall have the option, subject to applicable law and prior consent of the Federal Reserve and to the extent consistent with Article V, to appoint one (1) director to the Board of Directors of the Company subject to the Board’s reasonable approval (which approval shall not be unreasonably withheld, delayed or conditioned) of any such director in lieu of the Observer rights set forth in this Section 6.1.
Section 6.2 Financial Information; Access.
(a) Subject to Section 6.2(c), as long as the Rabobank Parties beneficially own at least 4.9% of the Outstanding Company Equity Interests, the Company shall deliver the following to the Rabobank Parties:
(i) promptly after such materials are finalized and delivered to the Ford Shareholders, but in any event within one hundred and twenty (120) days after the end of each fiscal year of the Company, a copy of the audited consolidated statements of financial condition of the Company and its Subsidiaries and the audited consolidated statements of income and changes in shareholders’ equity or equivalent statements contained in the Company’s consolidated financial statements for such year;
(ii) promptly after such materials are finalized and delivered to the Ford Shareholders, but in any event within sixty (60) days after the end of each of the first three (3) quarters of each fiscal year of the Company, a copy of any unaudited consolidated statements of financial condition of the Company and its Subsidiaries and any related consolidated statements of income and changes in shareholders’ equity or equivalent statements contained in the Company’s consolidated financial statements for such quarter, in each case to the extent prepared in the ordinary course of business and provided to the Ford Shareholders; and
(iii) such other information, reports, data, projections, analysis and any other written or electronic materials prepared by the Company that are delivered to the Ford Funds’ limited partners; provided, however, that the Company shall not be obligated under this subsection (iii) to provide information the disclosure of which would adversely affect the attorney-client privilege between the Company and its counsel or would otherwise be prohibited by applicable law.
(b) Subject to Section 6.2(c), as long as the Rabobank Parties beneficially own, in the aggregate, at least 4.9% of the Outstanding Company Equity Interests, the Company shall permit the Rabobank Parties, at the Rabobank Parties’ expense, to visit and inspect the Company’s properties to examine its books and records (for the avoidance of doubt other than any materials that the Observer is expressly not entitled to pursuant to Section 6.1) and to discuss the Company’s affairs, finances and accounts with its officers, all at such reasonable times and reasonable intervals as may be requested by the Rabobank Parties; provided, however, that the Company shall not be obligated pursuant to this Section 6.2(b) to provide access to any information the disclosure of which would adversely affect the attorney-client privilege between the Company and its counsel or would otherwise be prohibited by applicable law.
(c) At any time during which the Company is subject to the periodic reporting requirements of the Exchange Act or voluntarily reports thereunder, the Company may satisfy its obligations pursuant to Sections 6.2(a)(i), 6.2(a)(ii), and 6.2(b) by filing with the SEC annual and quarterly reports pursuant to the requirements of the Exchange Act.
Section 6.3 Reports Under the Exchange Act. With a view to making available to holders of Registrable Equity Interests the benefits of Rule 144 under the Securities Act (if applicable) and any other rule or regulation of the SEC that may at any time permit such holders to sell securities of the Company to the public without registration, the Company agrees to use its commercially reasonable efforts to:
(a) make and keep public information available to such holders, as those terms are understood and defined in Rule 144;
(b) file with the SEC in a timely manner all reports and other documents required of the Company under the Securities Act and the Exchange Act; and
(c) furnish to any holder eligible to sell such Registrable Equity Interests pursuant to Rule 144, upon request, (i) a written statement by the Company that it has complied with the reporting requirements of Rule 144 and (ii) such other information as is necessary under the rules and regulations of the SEC to permit such holder to sell their Company Equity Interests without registration under the Securities Act, subject to the terms of this Agreement.
Section 6.4 Confidentiality.
(a) From and after the date of the Shareholders Agreement, each Rabobank Party shall, and shall cause its Affiliates and Representatives to, keep confidential all Confidential Information; provided, however, that a Rabobank Party may disclose Confidential Information (i) to such Rabobank Party’s Affiliates and to Representatives of such Rabobank Party and its Affiliates who need to know such information for the purpose of assisting such Rabobank Party in connection with monitoring its investment as a shareholder of the Company so long as such Rabobank Party causes such Affiliates and Representatives to treat the Confidential Information in a confidential manner and in accordance with the terms hereof (it being understood that the Rabobank Parties will be responsible for any breach of the terms of this Section 6.4 by any of such Affiliates or Representatives), (ii) to a Governmental Authority if required by law or legal process, or in connection with a judicial or administrative proceeding or examination (including by oral questions, interrogatories, requests for information or documents, subpoena or similar process) as provided in the succeeding sentence and (iii) to any Governmental Authority that is a banking regulator with supervisory authority over such party or its Affiliates or upon request by any other Governmental Authority with regulatory or supervisory authority over such Rabobank Party or its Affiliates. It is further expressly acknowledged that nothing herein shall limit or otherwise apply to disclosure by any Rabobank Party or its Affiliates in response to a blanket request in connection with any supervisory examination by, or communication with, any banking regulatory authority with jurisdiction over such Rabobank Party or its Affiliates, and that, notwithstanding Section 6.4(b), no Rabobank Party or its representative thereof shall have any obligation to notify the Company of any such examination or communication.
(b) Subject to the last sentence of Section 6.4(a):
(i) If a Rabobank Party or any of its Affiliates or Representatives is required to disclose any Confidential Information by law or legal process, or in connection with a judicial or administrative proceeding or examination (including by oral questions, interrogatories, requests for information or documents, subpoena or similar process), such Rabobank Party will, and will cause its Affiliates and Representatives to, to the extent legally permissible, give the Company prompt and prior written notice of such requirement.
(ii) Such Rabobank Party also agrees, to the extent legally permissible, to, and to cause its Affiliates and Representatives to, give the Company, in advance of any such disclosure, a list of any Confidential

Information that such Rabobank Party or its Affiliates or Representatives intends to disclose (and, if applicable, the text of the disclosure language itself) and to cooperate with the Company (at the Company’s expense) to the extent that the Company may seek to limit such disclosure, including, if requested, taking all reasonable steps to resist or avoid any such judicial or administrative proceedings referred to above.
(iii) If and to the extent that, in the absence of a protective order, other remedy, or the receipt of a waiver from the Company after a request in writing therefor is made by such Rabobank Party (such request to be made as soon as practicable to allow the Company a reasonable amount of time to respond), such Rabobank Party or its Affiliates or Representatives are legally required, as advised by counsel, to disclose Confidential Information, such Rabobank Party will, and will cause its Affiliates and Representatives to, limit such disclosure to that which is legally required and will use reasonable best efforts to obtain assurances that confidential treatment will be accorded to any Confidential Information that such Rabobank Party or its Affiliates or Representatives is so required to disclose.
(iv) Without limiting the foregoing, no Rabobank Party will oppose action by the Company to obtain an appropriate protective order or other reliable assurance that confidential treatment will be accorded any Confidential Information.
(c) The provisions of this Section 6.4 shall be in addition to, and shall not limit in any respect, the obligations of the parties set forth in the Purchase Agreement.
(d) For the avoidance of doubt, in the event of a breach or threatened breach of the obligations under this Section 6.4 by any Rabobank Party, its Affiliates or any Representatives of any of the foregoing, the Company, in addition to all other available remedies, shall be entitled to specific performance to enforce the provisions of this Section 6.4 in accordance with Section 7.5.
ARTICLE VII

MISCELLANEOUS
Section 7.1 Termination. This Agreement may be terminated upon the mutual written agreement of each of the parties hereto, and shall terminate (a) with respect to the rights and obligations of the Rabobank Parties, when the Rabobank Parties no longer beneficially own any Company Equity Interests and (b) with respect to the rights and obligations of the Ford Shareholders, when the Ford Shareholders no longer beneficially own any Company Equity Interests; provided, that (i) Section 4.7, Section 6.4 and this Article VII shall survive termination of this Agreement and (ii) termination shall not relieve any party from liability for fraud or willful breach.
Section 7.2 No Adverse Actions. The Company and the Ford Shareholders shall not make, or vote in favor of, any amendment to the Governing Documents of the Company (including any provision in the Governing Documents of the Company regarding conversion of Class B Common Stock to Class A Common Stock), or otherwise take any action with respect to the Company Equity Interests held by the Rabobank Parties, that would expressly conflict with this Agreement or would treat Company Equity Interests held by the Rabobank Parties disproportionately adversely as compared to the same or equivalent Company Equity Interests held by the Ford Shareholders (other than with respect to voting rights differences between shares of the Class A Common Stock and the Class B Common Stock).
Section 7.3 Representative.
(a) As long as Rabobank beneficially owns any Company Equity Interests, Rabobank shall act as the representative (the “Rabobank Representative”) for all Rabobank Parties hereunder, and each Rabobank Party acknowledges and agrees that Rabobank shall have full power, authority and discretion to take (or refrain from taking) any and all actions and execute and deliver any and all documents, including any amendments or supplements to this Agreement, as it deems necessary or desirable, in its sole discretion, and to receive all notices and other information to be delivered to the Rabobank Parties under this Agreement, in each case, on their behalf, and each Rabobank Party shall be bound by any such action taken, document executed, notice received or other determination by the Rabobank Representative. If Rabobank ceases to beneficially own any Company Equity Interests, the Rabobank Parties shall cooperate in good faith to appoint a replacement Rabobank Representative to act for all Rabobank Parties in accordance with the preceding sentence, and if no agreement can be reached, the Rabobank Party beneficially owning the greatest number of Company Equity Interests among all Rabobank Parties shall act as such Rabobank Representative for all Rabobank Parties in accordance with the preceding sentence. Any such person shall thereafter be deemed the Rabobank Representative for purposes of this Agreement. In any event, Rabobank shall cause the Rabobank Parties to perform all of their obligations under this Agreement, and shall be jointly liable for the same.
(b) Ford Financial Fund II, L.P and Ford Financial Fund III, L.P. may appoint a single representative to act as the representative (the “Ford Representative”) for all Ford Shareholders hereunder, and each Ford Shareholder acknowledges and agrees that the Ford Representative shall have full power, authority and discretion to take (or refrain from taking) any and all actions and execute and deliver any and all documents, including any amendments or supplements to this Agreement, as it deems necessary or desirable, in its sole discretion, and to receive all notices and other information to be delivered to the Ford Shareholders under this Agreement, in each case, on their behalf, and each Ford Shareholder shall be bound by any such action taken, document executed, notice received or other determination by the Ford Representative. If no Ford Representative is designated by Ford Financial Fund II, L.P and Ford Financial Fund III, L.P., the Ford Shareholder beneficially owning the greatest number of Company Equity Interests among all Ford Shareholders shall act as such Ford Representative for all Ford Shareholders in accordance with the preceding sentence. Any such person shall thereafter be deemed the Ford Representative for purposes of this Agreement. Any liability or obligation of a Ford Shareholder or Ford Fund hereunder shall be several and not joint (or joint and several).
Section 7.4 Further Assurances. The parties hereto shall sign such further documents, cause such meetings to be held, resolutions passed and do and perform and cause to be done such further acts and things as may be necessary in order to give full effect to this Agreement and every provision hereof, or in the case of the Ford Funds, the provisions with respect to which the Ford Funds are a party.
Section 7.5 Remedies. The parties hereto agree that if any of the provisions of this Agreement were not to be performed as required by their specific terms or were to be otherwise breached, irreparable damage will occur, no adequate remedy at law would exist and damages would be difficult to determine, and that the parties shall be entitled to an injunction or injunctions to prevent breaches, and to specific performance of the terms, of this Agreement, in addition to any other remedy at law or in equity. Each party agrees not to seek, and agrees to waive, any requirement for securing or posting of a bond in connection with a party’s seeking or obtaining any relief pursuant to this Section 7.5.
Section 7.6 Notices. All notices or other communications hereunder to a party shall be deemed to have been duly given and made if in writing and if served by personal delivery, if delivered by registered or certified mail (return receipt requested), or by a national courier service, or by email so long as such email states it is a notice delivered pursuant to this Section 7.6, a receipt confirmation of such e-mail is requested and no “bounce-back” or similar non-transmittal reply is received:

(a) if to the Company or the Bank, to:

Mechanics Bank
1111 Civic Drive
Walnut Creek, California 94596
Attention:	Glenn Shrader
Email:	*********

With a copy (which shall not constitute notice) to:

Wachtell, Lipton, Rosen & Katz
51 W. 52nd Street
New York, New York 10019
Attention:	Jacob A. Kling Eric M. Feinstein
Telephone:	*********
Email:	*********

(b) if to any Rabobank Party, to:

Rabobank International Holding B.V.
Croeselaan 18
3521 CB Utrecht
Attention:	Francisca Comiche
Email:	*********

With a copy (which shall not constitute notice) to:

Sullivan & Cromwell LLP
125 Broad Street
New York, New York 10004
Attention:	Donald J. Toumey Stephen M. Salley
Telephone:	*********
Email:	*********

(c) if to the Ford Shareholders or Ford Funds, to:

Ford Financial Fund II, L.P.
Ford Financial Fund III, L.P.
6565 Hillcrest Avenue; 6th Floor
Dallas, Texas 75205
Attention:	Carl B. Webb
Email:	*********

With a copy (which shall not constitute notice) to:

Wachtell, Lipton, Rosen & Katz
51 W. 52nd Street
New York, New York 10019
Attention:	Jacob A. Kling Eric M. Feinstein
Telephone:	*********
Email:	*********

Section 7.7 Assignment. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors, heirs, legal representatives and permitted assigns. The parties may not, directly or indirectly, transfer or assign any of their rights or delegate any of their obligations under this Agreement, by operation of law or otherwise, without the prior written consent of the Company, the Bank and the Ford Shareholders, in the case of the Rabobank Parties, or the Rabobank Parties, in the case of the Company, the Bank, the Ford Funds and the Ford Shareholders; provided, that (a) the Rabobank Parties may assign such rights or delegate such obligations to any Permitted Transferee who is transferred such Rabobank Party’s Company Equity Interests in accordance with this Agreement, without the consent of the Company, the Bank or the Ford Shareholders, (b) the Company, the Bank, the Ford Shareholders and the Ford Funds may assign such rights or delegate such obligations to any of their respective Affiliates without the consent of the Rabobank Parties and (c) the Rabobank Parties and the Ford Shareholders may assign rights and delegate obligations pursuant to and in accordance with Section 4.9 without the consent of any other party hereto; provided that in the case of (a), (b) or (c), such assignment or delegation shall not relieve each Rabobank Party, the Company, the Bank, Ford Shareholder or Ford Fund, as applicable, of any of its obligations hereunder; and provided, further, that this Agreement may be assigned without consent by a party hereto by operation of any consolidation or merger of such party, and no consent shall be required in the case of the

Company and the Bank in connection with the Merger (as defined in the Merger Agreement) (including any change in the legal name of the Company), and no express assumption shall be required in connection therewith. Any purported direct or indirect transfer, assignment or delegation in violation of this Section 7.7 shall be void and of no force or effect.
Section 7.8 Amendment; Waiver. No amendment or waiver of any provision of this Agreement shall be effective unless the same shall be in writing and signed (a) in the case of an amendment, by the Ford Shareholders, the Company, the Bank and the Rabobank Representative, or (b) in the case of a waiver, by the Rabobank Representative, if the waiver is to operate against any of the Rabobank Parties, by the Company, if the waiver is to operate against the Company or Bank, or by the Ford Shareholders, if the waiver is to operate against the Ford Shareholders. No failure or delay by any party hereto in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.
Section 7.9 Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York applicable to agreements made and wholly to be performed in such state.
Section 7.10 WAIVER OF JURY TRIAL. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE EXTENT PERMITTED BY LAW AT THE TIME OF INSTITUTION OF THE APPLICABLE LITIGATION, ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT: (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (D) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 7.10.
Section 7.11 Venue for Resolution of Disputes. Each party hereto agrees that it shall bring any action or proceeding in respect of any claim arising out of or related to this Agreement, whether in tort or contract or at law or in equity, exclusively, in the United States District Court for the Southern District of New York or the Supreme Court of the State of New York for the County of New York, and (a) irrevocably submits to the exclusive jurisdiction of such courts, (b) waives any objection to laying venue in any such action or proceeding in such courts and (c) waives any objection that such courts are an inconvenient forum or do not have jurisdiction over any party hereto. Each party hereto further hereby irrevocably and unconditionally waives any objection to the laying of venue of any action, suit or proceeding arising out of this Agreement in such courts, and hereby irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum or that such party is not subject to personal jurisdiction in such court.
Section 7.12 Entire Understanding; Third Party Beneficiaries. Effective as of the Effective Date, this Agreement (including the documents and the instruments referred to herein), together with the Purchase Agreement and the Transaction Documents (as defined in the Purchase Agreement) and the Merger Agreement (and the documents referred to in the Merger Agreement) constitutes the entire agreement among the parties and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof (including the Shareholders Agreement). Nothing in this Agreement, express or implied, is intended to confer upon any person, other than the parties hereto and their respective permitted successors and assigns, any rights or remedies under or by reason of this Agreement. This Agreement (including the documents and instruments referred to herein) is not intended to, and does not, confer upon any person other than the parties hereto any rights or remedies hereunder.
Section 7.13 Severability. The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof. If any provision of this Agreement, or the application thereof to any person or entity or any circumstance, is found by a court or other Governmental Authority of competent jurisdiction to be invalid or unenforceable, (a) a suitable and equitable provision shall be substituted therefore in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (b) the remainder of this Agreement and the application of such provision to other persons, entities or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability, of such provision, or the application thereof, in any other jurisdiction.
Section 7.14 Termination of Shareholders Agreement. In accordance with Section 8.1 of the Shareholders Agreement, Rabobank, the Bank, the Ford Shareholders and the Ford Funds hereby agree to terminate the Shareholders Agreement effective as of immediately prior to, and subject to, the effectiveness of this Agreement on the Effective Date; provided, that Section 5.8, 7.4 and Article VIII thereof shall not survive such termination, notwithstanding anything to the contrary therein.
Section 7.15 Counterparts and Facsimile Signature; Effectiveness. This Agreement may be executed in two (2) or more counterparts (including by facsimile or other electronic means such as “.pdf” or “.jpg” files), each of which shall be deemed to constitute an original, but all of which together shall be deemed to constitute one and the same instrument, it being understood that all parties hereto need not sign the same counterpart. Following the execution of this Agreement by each of the parties hereto, this Agreement shall become effective on the Effective Date; provided, that if the Merger Agreement is terminated, this Agreement shall automatically terminate and be null and void and of no effect, and the Shareholders Agreement shall remain in full force and effect subject to the terms thereof.
[Signature Pages Follow]

IN WITNESS WHEREOF, each of the undersigned has executed this Agreement or caused this Agreement to be executed on its behalf as of the date first written above.

HOMESTREET, INC.

By:	/s/ Mark Mason
Name:	Mark Mason
Title:	Chairman of the Board of Directors and CEO

MECHANICS BANK

By:	/s/ Carl B. Webb
Name:	Carl B. Webb
Title:	Chairman of the Board of Directors

[Signature Page to Registration Rights Agreement]

EB ACQUISITION COMPANY LLC

By:	/s/ Carl B. Webb
	Name:	Carl B. Webb
	Title:	Authorized Person

EB ACQUISITION COMPANY II LLC

By:	/s/ Carl B. Webb
	Name:	Carl B. Webb
	Title:	Authorized Person

[Signature Page to Registration Rights Agreement]

Solely with respect to Section 7.4 through Section 7.14:

FORD FINANCIAL FUND II, L.P.

By:		Ford Management II, LLC
Its General Partner

	By:	Ford Ultimate Management II, LLC
Its General Partner

By:		/s/ Carl B. Webb
Name: Carl B. Webb
Title: Managing Member

FORD FINANCIAL FUND III, L.P.

By:		Ford Management III, L.P.
Its General Partner

	By:	Ford Ultimate Management II, LLC
Its General Partner

By:		/s/ Carl B. Webb
Name: Carl B. Webb
Title: Managing Member

RABOBANK INTERNATIONAL HOLDING B.V.

By:		/s/ Els Kamphof
Name: Els Kamphof
Title: Member of the Managing Board of RaboBank

By:		/s/ Geert Embrechts
Name: Geert Embrechts
Title: Chief Financial Officer, Wholesale & Rural

[Signature Page to Registration Rights Agreement]

EXHIBIT A

FORM OF RABOBANK PARTY JOINDER AGREEMENT
The undersigned is executing and delivering this Joinder Agreement pursuant to that certain Registration Rights Agreement, dated as of March 28, 2025 (as amended, restated, supplemented or otherwise modified in accordance with the terms thereof, the “Registration Rights Agreement”) by and among HomeStreet Inc., a Washington corporation (the “Company”), Mechanics Bank, a California banking corporation (the “Bank”), EB Acquisition Company LLC, a Delaware limited liability company, EB Acquisition Company II LLC, a Delaware limited liability company, Rabobank International Holding B.V. (“Rabobank”), a Besloten Vennootschap Met Beperkte Aansprakelijkheid, and, solely with respect to Section 7.4 through Section 7.14 thereof, Ford Financial Fund II, L.P., a Delaware limited partnership, and Ford Financial Fund III, L.P., a Delaware limited partnership, and each person who becomes a party to the Registration Rights Agreement in accordance with the terms thereof by executing and delivering a joinder to the Registration Rights Agreement. Capitalized terms used but not defined in this Joinder Agreement shall have the respective meanings ascribed to such terms in the Registration Rights Agreement.
By executing and delivering this Joinder Agreement to the Registration Rights Agreement, the undersigned hereby adopts and approves the Registration Rights Agreement and agrees, effective commencing on the date hereof and as a condition to the undersigned receiving Company Equity Interests, to become a party to, and to be bound by and comply with the provisions of, the Registration Rights Agreement applicable to Rabobank, in the same manner as if the undersigned were an original signatory to the Registration Rights Agreement. Without limiting the foregoing, the undersigned hereby acknowledges and agrees that the undersigned shall be deemed a Rabobank Party for purposes of the Registration Rights Agreement and that the Rabobank Representative shall be entitled to act on behalf of and bind the undersigned under the Registration Rights Agreement in accordance with Section 7.3(a) thereof.
Each of the undersigned and the Rabobank Party transferring Company Equity Interests to the undersigned hereby represents and warrants that, pursuant to this Joinder Agreement and the Registration Rights Agreement, the undersigned is a Rabobank Permitted Transferee and is acquiring Company Equity Interests from such Rabobank Party in compliance with the Registration Rights Agreement.
Article VII of the Registration Rights Agreement is incorporated herein by reference, mutatis mutandis.
[Remainder of page intentionally left blank]
[Signature Page to Registration Rights Agreement]

Accordingly, the undersigned have executed and delivered this Joinder Agreement as of the    day of    ,   .

TRANSFEREE

Name:

Notice Information

Address:
Telephone:
Facsimile:
Email:

[Signature Page to Rabobank Party Joinder Agreement]

EXHIBIT B

FORM OF FORD SHAREHOLDER JOINDER AGREEMENT
The undersigned is executing and delivering this Joinder Agreement pursuant to that certain Registration Rights Agreement, dated as of March 28, 2025 (as amended, restated, supplemented or otherwise modified in accordance with the terms thereof, the “Registration Rights Agreement”) by and among HomeStreet, Inc., a Washington corporation (the “Company”), Mechanics Bank, a California banking corporation (the “Bank”), EB Acquisition Company LLC, a Delaware limited liability company, EB Acquisition Company II LLC, a Delaware limited liability company, Rabobank International Holding B.V. (“Rabobank”), a Besloten Vennootschap Met Beperkte Aansprakelijkheid, and, solely with respect to Section 7.4 through Section 7.14 thereof, Ford Financial Fund II, L.P., a Delaware limited partnership, and Ford Financial Fund III, L.P., a Delaware limited partnership, and each person who becomes a party to the Registration Rights Agreement in accordance with the terms thereof by executing and delivering a joinder to the Registration Rights Agreement. Capitalized terms used but not defined in this Joinder Agreement shall have the respective meanings ascribed to such terms in the Registration Rights Agreement.
By executing and delivering this Joinder Agreement to the Registration Rights Agreement, the undersigned hereby adopts and approves the Registration Rights Agreement and agrees, effective commencing on the date hereof and as a condition to the undersigned receiving Company Equity Interests, to become a party to, and to be bound by and comply with the provisions of, the Registration Rights Agreement applicable to the Ford Shareholders, in the same manner as if the undersigned were an original signatory to the Registration Rights Agreement. Without limiting the foregoing, the undersigned hereby acknowledges and agrees that the undersigned shall be deemed a Ford Shareholder for purposes of the Registration Rights Agreement.
Article VII of the Registration Rights Agreement is incorporated herein by reference, mutatis mutandis.
[Remainder of page intentionally left blank]

Accordingly, the undersigned have executed and delivered this Joinder Agreement as of the    day of    ,   .

[NEW FORD SHAREHOLDER]

Name:

Notice Information

Address:
Telephone:
Facsimile:
Email:

[Signature Page to Ford Shareholder Joinder Agreement]

EXHIBIT C
FINAL FORM
FORM OF

FOURTH AMENDED AND RESTATED ARTICLES OF INCORPORATION
OF
MECHANICS BANCORP

ARTICLE 1. NAME
The name of the corporation is Mechanics Bancorp (the “corporation”).
ARTICLE 2. STOCK, VOTING RIGHTS
2.1 AUTHORIZED SHARES. The corporation shall have authority to issue 1,900,000,000 shares of common stock and 120,000 shares of preferred stock. The shares of common stock shall consist of and be divided into two classes, 1,897,500,000 shares of which shall be designated Class A Common Stock having no par value (“Class A Common Stock”) and 2,500,000 shares of which shall be designated Class B Common Stock having no par value (“Class B Common Stock”). For the avoidance of doubt, the shares of common stock authorized by the Third Amended and Restated Articles of Incorporation, dated as of July 25, 2019, are the “Class A Common Stock.”
2.1.1. Rights of Common Shares. Except as expressly provided in this Article 2, the rights, preferences, limitations and voting powers of the Class A Common Stock and Class B Common Stock shall be in all respects and for all purposes and in all circumstances absolutely and completely identical; provided, if the corporation shall in any manner split, subdivide or combine the outstanding shares of Class A Common Stock or Class B Common Stock, the outstanding shares of the other class shall likewise be split, subdivided or combined in the same manner proportionately and on the same basis per share; provided, further, that, without otherwise limiting the rights of the corporation to issue a share dividend or distribution on the Class A Common Stock or Class B Common Stock that is payable in another class or series under 23B.06.230 of the Revised Code of Washington (“RCW”), no dividend or distribution shall be declared on the Class B Common Stock that is payable in shares of Class A Common Stock, and no dividend or distribution shall be declared on the Class A Common Stock that is payable in shares of Class B Common Stock, but instead, in the case of a stock dividend or distribution that is declared on the common stock, such dividend or distribution shall be received in like stock (or in such other form as the Board of Directors of the corporation may determine in accordance with applicable law), with record holders of Class A Common Stock receiving Class A Common Stock, and record holders of Class B Common Stock receiving a number of shares of Class B Common Stock equal to the inverse of the Deemed Conversion Ratio for each share of Class A Common Stock issued by dividend or distribution to record holders of Class A Common Stock (and if such event, or any other adjustment under these Articles of Incorporation, results in the issuance of a fractional share of Class B Common Stock, the holder of any such fractional share shall be entitled to exercise the rights of a shareholder with respect to such fractional share in accordance with applicable law). The “Deemed Conversion Ratio” shall be ten (10) shares of Class A Common Stock per share of Class B Common Stock (and the inverse of the Deemed Conversion Ratio shall be one-tenth (1/10)), in each case as adjusted, if appropriate, for any stock split, subdivision or combination in accordance with these Articles of Incorporation. Without limiting the foregoing:
(a) each share of common stock held as of the applicable record date on any matter that is submitted to a vote of the shareholders of the corporation (including, without limitation, any matter voted on at a shareholders’ meeting or by written consent) shall be entitled to one vote per share and shall vote as a single voting group except as required by applicable law or as expressly provided herein; provided that the holders of each outstanding class or series of shares of the corporation (other than as may be fixed or determined with respect to any series of preferred stock) shall not be entitled to vote as a separate voting group (i) on any amendment to the Articles of Incorporation with respect to which such class or series would otherwise be entitled under RCW 23B.10.040(1)(a) to vote as a separate voting group (or RCW 23B.10.040(1)(e) or (f) with respect to the creation of, or amendment of rights with respect to, preferred stock) if a vote would be required, or (ii) on any plan of merger, share exchange or any other corporate action with respect to which such class or series would otherwise be entitled under RCW 23B.11A.041(1)(a)(i) or (b) to vote as a separate voting group;

(b) subject to the provisos in Section 2.1.1, each share of common stock shall share equally and ratably in such dividends or distribution (whether payable in cash or otherwise) as the Board of Directors of the corporation (the “Board of Directors”) may from time to time declare on the common stock; provided that, in the event of such a dividend or distribution of cash or property (other than property that is Class B Common Stock), each share of Class B Common Stock shall be treated, solely for purposes of calculating the economic rights of such share and without there being any actual conversion of shares, as if each such share were converted, as of the record date of such dividend or distribution, into a number of shares of Class A Common Stock equal to the Deemed Conversion Ratio;
(c) in the event of a winding-up or dissolution of the corporation (whether voluntary or involuntary or for the purpose of an amalgamation, a reorganization, or otherwise) or upon any distribution of capital, each share of common stock shall be entitled to share equally and ratably in the surplus assets of the corporation, if any, remaining after the liquidation preference of any issued and outstanding shares ranking ahead of the common stock; provided that, in the event of such a winding-up or dissolution, each share of Class B Common Stock shall be treated, solely for purposes of calculating the economic rights of such share and without there being any actual conversion of shares, as if each such share were converted into a number of shares of Class A Common Stock equal to the Deemed Conversion Ratio; and
(d) subject to the provisos in Section 2.1.1, in the event of a merger or consolidation (other than any merger or consolidation in which the Class A Common Stock and Class B Common Stock are treated equally except that each receives securities that mirror the rights and other attributes applicable to each under these Articles of Incorporation other than in an immaterial respect) in which the Class A Common Stock is converted into shares, other securities, interests, obligations, rights to acquire shares, other securities or interests, cash, other property, or any combination of the foregoing, each share of Class B Common Stock shall be treated, solely for purposes of calculating the economic rights of such share and without there being any actual conversion of shares, as if each such share were converted into a number of shares of Class A Common Stock equal to the Deemed Conversion Ratio immediately prior to the merger or consolidation.
2.1.2. Conversion of Class B Common Stock into Class A Common Stock. Notwithstanding anything herein to the contrary, shares of Class B Common Stock shall not be convertible into shares of Class A Common Stock or any other class or series of voting securities (as the term is defined for purposes of the BHCA (as defined below)) of the corporation, except that each share of Class B Common Stock shall convert upon (but not before) the transfer thereof in a Permitted Regulatory Transfer (as defined below), with each share of Class B Common Stock converting automatically, without action by any holder or transferee of such shares, into a number of shares of fully paid and nonassessable shares of Class A Common Stock equal to the Deemed Conversion Ratio. Such conversion shall take effect simultaneously with the applicable Permitted Regulatory Transfer.
2.1.3. Mechanics of Conversion. Each holder of Class B Common Stock shall give prompt notice to the corporation of any Permitted Regulatory Transfer. After any Permitted Regulatory Transfer, the new holder of the shares of Class A Common Stock so converted shall present to the corporation such evidence of transfer as the corporation may reasonably request. The corporation may, from time to time, establish such policies and procedures relating to the administration of the dual class structure of the Class A Common Stock and Class B Common Stock, including, without limitation, the issuance of stock certificates or procedures with respect to book entry systems, as it deems necessary or advisable. The corporation may request that holders of shares of Class B Common Stock furnish affidavits, certificates or other proof to the corporation as it deems necessary to verify the ownership of Class B Common Stock and to confirm that a conversion of Class B Common Stock has not occurred. The corporation shall at all times reserve and keep available out of its authorized but unissued shares of Class A Common Stock, solely for the purpose of effecting the conversion of the shares of Class B Common Stock, such number of its shares of Class A Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of Class B Common Stock into shares of Class A Common Stock. If required by the corporation, any certificates surrendered for conversion shall be endorsed or accompanied by a written instrument or instruments of transfer, in form satisfactory to the corporation, duly executed by the registered holder or his, her or its attorney duly authorized in writing. At no time may any share of Class B Common Stock be converted at the option of the holder thereof.

2.1.4. Taxes Upon Conversion. The issuance of shares of Class A Common Stock upon conversion of shares of Class B Common Stock shall be made without charge for any stamp or other similar tax in respect of such issuance; provided that the holder effecting the applicable Permitted Regulatory Transfer shall pay or cause to be paid to the corporation the amount of any tax which may be payable in respect of any transfer involved in such issuance, or shall establish to the satisfaction of the corporation that such tax has been paid.
2.1.5. Treatment of Holders. Upon any conversion of shares of Class B Common Stock to Class A Common Stock, the person, persons, entity or entities entitled to receive the shares of Class A Common Stock upon such conversion shall be treated for all purposes as having become the holders of such shares of Class A Common Stock. When shares of Class B Common Stock have been converted into Class A Common Stock pursuant to this Article 2, they shall automatically be deemed authorized but unissued shares of Class B Common Stock, and shall cease to be outstanding, and dividends and distributions on such shares of Class B Common Stock shall cease to accrue or be due and all rights in respect of such shares shall terminate, other than (a) the right to receive, upon compliance with Section 2.1.3, appropriate evidence of the shares of Class A Common Stock into which such shares of Class B Common Stock have been converted and (b) on the appropriate payment date after the date of conversion, the amount of all dividends or other distributions payable with respect to such shares of Class B Common Stock with a record date prior to the date of conversion and a payment date subsequent to the date of conversion.
2.1.6. Class B Common Stock Protective Rights. Any amendment of or to the Articles of Incorporation that adversely affects the rights, preferences or powers of the Class B Common Stock, including in connection with or as a result of any merger, share exchange, consolidation, recapitalization, restructuring or other reorganization (other than any merger or consolidation or similar transaction in which (i) the Class A Common Stock and Class B Common Stock are treated equally except that each receives securities that mirror the rights and other attributes applicable to each under these Articles of Incorporation other than in an immaterial respect or (ii) the Class A Common Stock is converted into shares, other securities, interests, obligations, rights to acquire shares, other securities or interests, cash, other property, or any combination of the foregoing, and each share of Class B Common Stock is treated for purposes of calculating the economic rights of such share as if each such share were converted into a number of shares of Class A Common Stock equal to the Deemed Conversion Ratio immediately prior to the merger or consolidation or similar transaction), may only be completed if it has been approved by the affirmative vote of a majority of all of the votes entitled to be cast by holders of the shares of Class B Common Stock, voting as a separate voting group (in addition to any other required vote).
2.1.7. Definitions. As used in these Fourth Amended and Restated Articles of Incorporation (the “Articles of Incorporation”), the following terms have the meanings set forth below:
(a) “BHCA” means the Bank Holding Company Act of 1956, as amended and as interpreted and implemented by the Board of Governors of the Federal Reserve System, whether pursuant to regulation, interpretation or otherwise.
(b) “BHC Affiliate” means the affiliate of a holder of shares of Class B Common Stock, as “affiliate” is defined under the BHCA.
(c) “Permitted Regulatory Transfer” means (1) a transfer that is part of a widespread public distribution (including assignment to a single party (e.g., broker or investment banker) for the purposes of conducting a widespread public distribution); (2) a transfer to the corporation; (3) a transfer in which no transferee (or group of associated transferees) would acquire Class A Common Stock and/or Class B Common Stock in an amount that, after the conversion of such Class B Common Stock into Class A Common Stock, is (or represents) two percent (2%) or more of the outstanding securities of any class of voting securities (as such term is defined and such percentage is calculated for purposes of the BHCA) of the corporation; or (4) a transfer to a person or entity that would control greater than fifty percent (50%) of every class of voting securities (as such term is defined and such percentage is calculated for purposes of the BHCA) of the corporation (with the Class A Common Stock and Class B Common Stock being deemed a single class for purposes of this clause (4)), without any transfer from the transferor, excluding, in each case of clauses (1) through (4) a transfer by a holder of shares of Class B Common Stock to a person that is a BHC Affiliate.

2.2 PREFERRED STOCK. Shares of preferred stock may be issued from time to time in one or more series. The Board of Directors is hereby authorized to fix the designations and powers, preferences and relative participating, optional or other rights, if any, and qualifications, limitations or other restrictions thereof, including, without limitation, the dividend rate (and whether dividends are cumulative), conversion rights, if any, voting rights and terms of redemption (including sinking fund provisions, if any), redemption price and liquidation preferences of any wholly unissued series of preferred stock and the number of shares constituting any such series and the designation thereof, or any of them, and to increase or decrease the number of shares of any series subsequent to the issue of shares of that series, but not below the number of shares of such series then outstanding.
2.3 PREEMPTIVE RIGHTS. Shareholders of the corporation shall not have preemptive rights to acquire additional shares issued by the corporation.
2.4 CUMULATIVE VOTING. The right to cumulate votes in the election of directors shall not exist with respect to shares of stock of the corporation.
ARTICLE 3. DIRECTORS
3.1 DESIGNATION. The number of directors of the corporation shall be fixed by the Bylaws and may be increased or decreased from time to time in the manner specified therein.
3.2 LIMITATION ON LIABILITY. To the fullest extent that the Washington Business Corporation Act permits the elimination or limitation of liability of directors pursuant to RCW 23B.08.320, as it or its successor statute may be amended from time to time, a director of the corporation shall not be liable to the corporation or its shareholders for monetary damages for conduct as a director.
3.3 DIRECTOR TERMS. Each director standing for election shall be elected annually for a one-year term expiring at the next succeeding annual meeting of shareholders and until his or her respective successor has been duly elected and qualified.
ARTICLE 4. BYLAWS
The Bylaws of the corporation may be amended or repealed, and new Bylaws may be adopted, either:
4.1.1. by the shareholders at an annual or special meeting, provided that notice of the meeting includes a description of the proposed change to the Bylaws; or
4.1.2. by the Board of Directors, except to the extent such power is reserved to the shareholders by law, or unless the shareholders, in amending, or repealing a particular bylaw, provide expressly that the Board of Directors may not amend or repeal that bylaw.
ARTICLE 5. MAJOR CORPORATE CHANGES
Except as otherwise set forth in Article 2, if a vote of the shareholders is required to authorize any of the following matters, such matter must be approved by the affirmative vote of a majority of all the votes entitled to be cast on such matter and, to the degree a separate vote of a voting group is entitled by law to approve the matter, unless otherwise expressly provided herein, the majority of all the votes entitled be cast by such voting group on such matter of the corporation:
5.1.1. Amendment of the Articles of Incorporation (including as set forth in RCW 23B.10.030(5)(a)(i));
5.1.2. The adoption of a plan of merger or share exchange (including as set forth in RCW 23B.11A.040(5)(a)(i));
5.1.3. The sale, lease, exchange or other disposition of all or substantially all of the property of the corporation, other than in the usual and regular course of business (including as set forth in RCW 23B.12.020(8)(a)(i)); and
5.1.4. Dissolution of the corporation (including as set forth in RCW 23B.14.020(5)).
ARTICLE 6. SHAREHOLDER ACTION WITHOUT A MEETING
6.1 PERMITTED. Action required or permitted to be taken at a meeting of the shareholders of the corporation may be taken without a meeting or a vote if such action is evidenced by one or more written consents describing the action taken and signed by shareholders holding of record or otherwise entitled to vote in the aggregate not less than the minimum number of votes that would be necessary to authorize such action at a meeting at which all shares entitled to vote on the action were present and voted. Every written consent shall bear the date of signature of each shareholder who signs the consent. A written consent is not effective to take the action referred to in the consent unless, within sixty (60) days of the earliest dated consent delivered to the corporation, written consents signed by a sufficient number of shareholders to take action are delivered to the corporation.
6.2 NOTICE. Notice of any action taken or to be taken without a meeting by less than a unanimous written consent of all shareholders entitled to vote on the action must be given at least ten (10) days before the date on which the action becomes effective, to all shareholders entitled to vote on the action who have not consented in writing. The notice shall be in writing, and shall contain or be accompanied by the same material that would have been required to be sent with notice of a meeting at which the proposed action would have been submitted for shareholder action.
6.3 WITHDRAWAL. A shareholder may withdraw consent only by delivering a written notice of withdrawal to the corporation prior to the time when consents sufficient to authorize taking the action have been delivered to the corporation.
6.4 EFFECTIVE DATE. Unless the written shareholder consent specifies a later effective date, action taken under this Article 6 is effective when both: (a) consents sufficient to authorize taking the action have been delivered to the corporation, and (b) the notice requirement under Section 6.2, if applicable, has been satisfied.
ARTICLE 7. INDEMNIFICATION
7.1 INDEMNITEE. The term “Indemnitee” used in this Article 7 shall mean any person who was or is threatened to be made a party to or is otherwise involved (including, without limitation, as a witness) in any actual or threatened action, suit, or proceeding, whether civil, criminal, administrative, or investigative, by reason of the fact that he or she is or was a director or officer of the corporation or, being or having been a director or officer, he or she is or was serving at the request of the corporation as a director, trustee, officer, employee, or agent of another corporation or a partnership, joint venture, trust, or other enterprise, including service with respect to employee benefit plans, whether the basis of such proceeding is alleged action in an official capacity as a director, trustee, officer, employee, or agent or in any other capacity while serving as director, trustee, officer, employee, or agent.
7.2 RIGHT TO INDEMNIFICATION.
7.2.1. Scope. Each Indemnitee shall be indemnified and held harmless by the corporation, to the full extent permitted by applicable law as then in effect, against all expenses, liability, and loss (including attorneys’ fees, judgments, fines, penalties, and amounts to be paid in settlement) actually and reasonably incurred or suffered by such person in connection therewith. Except as provided in Section 7.2.2(b) below, the determination otherwise required by RCW 23B.08.550 shall not be required in connection with indemnification pursuant to this Section 7.2.1.
7.2.2. Exceptions.
(a) Such right of indemnification shall not exist where the act or omission of the Indemnitee involves (i) intentional misconduct or a knowing violation of the law, (ii) a violation of RCW 23B.08.310 (as now in effect or as it may hereafter be amended), or (iii) any transaction in which the Indemnitee received or will receive a benefit in money, property, or services to which he or she is not legally entitled.
(b) Such right of indemnification shall also not exist where the act or omission of the Indemnitee involves recklessness, unless the corporation elects by resolution of its shareholders to provide such indemnification pursuant to RCW 23B.08.550(2)(d) (as now in effect or as it may hereafter be amended).
7.2.3. Continuation After Separation. Such right of indemnification shall continue as to a person who has ceased to be a director, trustee, officer, employee, or agent and shall inure to the benefit of his or her heirs, executors, and administrators.
7.2.4. Proceeding by Indemnitee. Except as provided in Section 7.3, such right of indemnification shall not exist where the Indemnitee seeks indemnification in connection with a proceeding (or part thereof) initiated by such Indemnitee unless such proceeding (or part thereof) was authorized by the Board of Directors prior to its initiation.
7.2.5. Contract Right, Expenses. The right of indemnification conferred in this Section 7.2 shall be a contract right and shall include the right to have the corporation pay the expenses incurred in defending any such proceeding in advance of its final disposition; provided, however, that the payment of such expenses in advance of the final disposition of a proceeding shall be made only upon delivery to the corporation of an undertaking, by or on behalf of the Indemnitee, to repay all amounts so advanced if it shall ultimately be determined that the Indemnitee is not entitled to be Indemnified under this Section 7.2 or otherwise.
7.3 RIGHT OF CLAIMANT TO BRING SUIT. If a claim under Section 7.2 is not paid in full by the corporation within sixty (60) days after a written claim has been received by the corporation, except in the case of a claim for expenses incurred in defending a proceeding, in advance of its final disposition, in which case the applicable period shall be twenty (20) days, the claimant may at any time thereafter bring suit against the corporation to recover the unpaid amount of the claim and, to the extent successful in whole or in part, the claimant shall also be entitled to reimbursement for the expenses of prosecuting such claim. The claimant shall be presumed to be entitled to indemnification under this Article 7 upon submission of a written claim (and, in an action brought to enforce a claim for expenses incurred in defending any proceeding, in advance of its final disposition, where the required undertaking has been tendered to the corporation), and thereafter the corporation shall have the burden of proving by a preponderance of the evidence that the claimant is not so entitled. Neither the failure of the corporation (including the Board of Directors, independent legal counsel, or its shareholders) to have made a determination prior to the commencement of such action that indemnification of or reimbursement or advancement of expenses to the claimant is proper in the circumstances nor an actual determination by the corporation (including the Board of Directors, independent legal counsel, or its shareholders) that the claimant is not entitled to indemnification or to the reimbursement or advancement of expenses shall be a defense to the action or create a presumption that the claimant is not so entitled.
7.4 NONEXCLUSIVITY OF RIGHTS. The right to indemnification and the payment of expenses incurred in defending a proceeding in advance of its final disposition conferred in this Article 7 shall not be exclusive of any other right which any person may have or hereafter acquire under any statute, provision of the Articles of Incorporation, Bylaws, agreement, vote or consent of shareholders or disinterested directors, or otherwise.
7.5 INSURANCE, CONTRACT, AND FUNDING. The corporation may maintain insurance at its own expense to protect itself and any Indemnitee against any expense, liability, or loss against which the corporation has the power to indemnify pursuant to this Article 7. In addition, the corporation may maintain insurance against such expense, liability, or loss whether or not the corporation would have the power to provide indemnification under the Washington Business Corporation Act. The corporation may, without further shareholder action, enter into contracts with any director or officer of the corporation in furtherance of the provision is of this Article 7 and may create trust funds, grant security interests in corporate assets, provide letters of credit, and use such other means as the corporation deems necessary or appropriate to ensure that indemnification is provided under this Article 7.
7.6 INDEMNIFICATION OF EMPLOYEES AND AGENTS OF THE CORPORATION. The corporation may, by action of the Board from time to time, provide indemnification and pay expenses in advance of the final disposition of a proceeding to or on behalf of employees and agents of the corporation with the same scope and effect as the provisions of this Article 7 with respect to the indemnification and advancement of expenses of directors and officers of the corporation or pursuant to rights granted pursuant to, or provided by, the Washington Business Corporation Act or otherwise.
ARTICLE 8. REGISTERED OFFICE AND AGENT
8.1 OFFICE AND AGENT. The name of the initial registered agent of the corporation and the address of its initial registered office are as follows: [•].

IN WITNESS WHEREOF, the corporation has caused these Amended and Restated Articles of Incorporation to be executed this [•] day of [•], [•].

[•]

CERTIFICATE REGARDING
FOURTH AMENDED AND RESTATED ARTICLES OF INCORPORATION
OF MECHANICS BANCORP
Pursuant to the provisions of Section 23B.10.060 and 23B.10.070 of the Washington Business Corporation Act, the undersigned, who is the duly elected, qualified, and acting [•] of Mechanics Bancorp, a Washington corporation (the “Corporation”), hereby certifies that:
1.	The name of the Corporation is Mechanics Bancorp, a Washington corporation.
2.
The Third Restated Articles of Incorporation of HomeStreet, Inc. filed on July 25, 2019 are amended and restated in their entirety and replaced with the Fourth Amended and Restated Articles of Incorporation of the Corporation as set forth hereto (the “Fourth Amended and Restated Articles”).

3.
The Fourth Amended and Restated Articles were duly approved by the Board of Directors of the Corporation on [•] and by the shareholders of the Corporation in accordance with the provisions of RCW 23B.10.030 and 23B.10.040 on [•].

4.	These Fourth Amended and Restated Articles shall be effective as of [•].
EXECUTED this [•] day of [•], [•].

[•]
[•]

[•]

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 20.	Indemnification of Directors and Officers
Sections 23B.08.500 through 23B.08.603 of the WBCA contain specific provisions relating to indemnification of directors and officers of Washington corporations. In general, the statute provides that a corporation may indemnify an individual made a party to a proceeding because the individual is or was a director against liability incurred in the proceeding if: (i) the individual acted in good faith; and (ii) the individual reasonably believed, in the case of conduct in the individual’s official capacity, that the individual’s conduct was in the best interests of the corporation, and in all other cases, that the individual’s conduct was at least not opposed to the corporation’s best interests. In the case of a criminal proceeding, the individual must not have had any reasonable cause to believe the conduct was unlawful.
A director may not be indemnified in connection with a proceeding by or in the right of the corporation in which the director was found liable to the corporation, or a proceeding in which the director was found to have improperly received a personal benefit. Washington law provides for mandatory indemnification of directors for reasonable expenses incurred when the indemnified party is wholly successful in the defense of the proceeding.
Washington law permits a director of a corporation who is a party to a proceeding to apply to the courts for indemnification or advancement of expenses, unless the articles of incorporation provide otherwise, and the court may order indemnification or advancement of expenses under certain circumstances set forth in the statute. Washington law further provides that a corporation may, if authorized by its articles of incorporation or a bylaw or resolution adopted or ratified by the shareholders, provide indemnification in addition to that provided by statute, subject to certain conditions set forth in the statute.
The HomeStreet articles require HomeStreet to (and the amended and restated articles will require it to) indemnify and hold harmless to the fullest extent permitted by applicable law, any person who was or is threatened to be made a party to or is otherwise involved in any actual or threatened action, suit, or proceeding, whether civil, criminal, administrative, or investigative, by reason of the fact that he or she is or was a director or officer of the corporation or, being or having been a director or officer, he or she is or was serving at the request of the corporation as a director, trustee, officer, employee, or agent of another corporation or a partnership, joint venture, trust, or other enterprise, including service with respect to employee benefit plans, whether the basis of such proceeding is an alleged action in an official capacity as a director, trustee, officer, employee, or agent or in any other capacity while serving as director, trustee, officer, employee, or agent. This right to indemnification also includes the right to have HomeStreet pay the expenses incurred in defending any such proceeding in advance of its final disposition.
The HomeStreet bylaws provide (and the amended and restated bylaws will provide) that HomeStreet may maintain insurance at its own expense to protect itself and any indemnitee against any expense, liability, or loss against which HomeStreet has the power to indemnify.
HomeStreet has entered into indemnification agreements with all of its current and former directors and certain of HomeStreet’s current and former executive officers. Subject to certain limitations, these agreements require HomeStreet to indemnify these individuals to the fullest extent permitted under applicable law against liabilities that may arise by reason of their service to HomeStreet, and to advance expenses incurred, under certain circumstances, as a result of any proceedings against them as to which they could be indemnified.
Item 21.	Exhibits and Financial Statement Schedules
(a)	The following exhibits are filed herewith or incorporated herein by reference:

Exhibit No.	Description
2.1
Agreement and Plan of Merger, dated as of March 28, 2025, by and among Mechanics Bank, HomeStreet, Inc. and HomeStreet Bank (attached as Annex A to the proxy statement/prospectus/consent solicitation statement forming a part of this registration statement on Form S-4).*

3.1
Third Amended and Restated Articles of Incorporation of HomeStreet, Inc., amended as of July 25, 2019 (incorporated by reference to Exhibit 3.1 of HomeStreet, Inc.’s Current Report on Form 8-K filed on July 31, 2019).

Exhibit No.	Description
3.2
Form of Fourth Amended and Restated Articles of Incorporation of Mechanics Bancorp (attached as Annex B to the proxy statement/prospectus/consent solicitation statement forming a part of this registration statement on Form S-4).

3.3	Amended and Restated Bylaws of HomeStreet, Inc., amended as of July 25, 2019 (incorporated by reference to Exhibit 3.2 of HomeStreet, Inc.’s Current Report on Form 8-K filed on July 31, 2019).
3.4
Form of Amended and Restated Bylaws of Mechanics Bancorp (attached as Annex C to the proxy statement/prospectus/consent solicitation statement forming a part of this registration statement on Form S-4).

4.1
Form of Certificate representing shares of HomeStreet common stock (incorporated by reference to Exhibit 4.1 of HomeStreet’s Amendment No. 5 to the Registration Statement on Form S-l/A filed on August 9, 2011).

5.1	Opinion of Orrick, Herrington & Sutcliffe LLP as to the validity of the securities being registered.**
8.1	Opinion of Sullivan & Cromwell LLP regarding certain U.S. income tax aspects of the merger.**
8.2	Opinion of Wachtell, Lipton, Rosen & Katz regarding certain U.S. income tax aspects of the merger.**
10.1
Voting and Support Agreement, dated as of March 28, 2025, by and among HomeStreet, Inc., EB Acquisition Company LLC, EB Acquisition Company II LLC, Ford Financial Fund II, L.P. and Ford Financial Fund III, L.P. (attached as Annex F to the proxy statement/prospectus/consent solicitation statement forming a part of this registration statement on Form S-4).

10.2
Voting and Support Agreement, dated as of March 28, 2025, by and among HomeStreet, Inc., Rabobank International Holding B.V. (attached as Annex G to the proxy statement/prospectus/consent solicitation statement forming a part of this registration statement on Form S-4).

10.3
Registration Rights Agreement, dated as of March 28, 2025, by and among HomeStreet, Inc., Mechanics Bank and the other parties thereto (attached as Annex H to the proxy statement/prospectus/consent solicitation statement forming a part of this registration statement on Form S-4).

21	Subsidiaries of HomeStreet, Inc. (incorporated by reference to Exhibit 21 of HomeStreet, Inc.’s Annual Report on Form 10-K filed on March 7, 2025).
23.1	Consent of Crowe LLP with respect to HomeStreet, Inc.
23.2	Consent of Crowe LLP with respect to Mechanics Bank.
23.3	Consent of Orrick, Herrington & Sutcliffe LLP (included as part of its opinion filed as Exhibit 5.1).**
23.4	Consent of Sullivan & Cromwell LLP (included as part of its opinion filed as Exhibit 8.1).**
23.5	Consent of Wachtell, Lipton, Rosen & Katz (included as part of its opinion filed as Exhibit 8.2).**
24.1	Powers of Attorney of Directors and Officers of HomeStreet, Inc. (included on the signature page to this registration statement on Form S-4).
99.1	Form of Proxy of HomeStreet, Inc.**
99.2	Form of Written Consent for holders of Mechanics Bank common stock.**
99.3	Consent of Keefe, Bruyette & Woods, Inc.
99.4	Consent of Carl B. Webb to be named as a director.
99.5	Consent of E. Michael Downer to be named as a director.
99.6	Consent of Patricia Cochran to be named as a director.
99.7	Consent of Adrienne Crowe to be named as a director.
99.8	Consent of Douglas Downer to be named as a director.
99.9	Consent of Kenneth D. Russell to be named as a director.
99.10	Consent of Jon Wilcox to be named as a director.
107	Filing Fee Table.

*
Pursuant to Item 601(a)(5) of Regulation S-K, certain schedules (or similar attachments) have been omitted. The registrant hereby agrees to furnish supplementally a copy of any omitted schedule or similar attachment to the SEC upon request; provided, that the registrant may request confidential treatment pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended, for any schedules (or similar attachments) so furnished.

**	To be filed by amendment.

Item 22.	Undertakings
The undersigned registrant hereby undertakes:
(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:
(i)	to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;
(ii)
to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)
to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)
That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
(4)
That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of securities, in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser: (i) any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424; (ii) any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant; (iii) the portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and (iv) any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(5)
That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(6)
That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(7)
That every prospectus (i) that is filed pursuant to paragraph (6) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act of 1933 and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
(8)
To respond to requests for information that is incorporated by reference into this prospectus pursuant to Items 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means; this includes information contained in documents filed subsequent to the effective date of this registration statement through the date of responding to the request.

(9)
To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in this registration statement when it became effective.

(10)
Insofar as indemnification for liabilities under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act of 1933 and is therefore unenforceable. In the event a claim of indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in a successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURE
Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Seattle, State of Washington, on the 3rd day of July, 2025.

HOMESTREET, INC.

By:	/s/ Mark K. Mason
Mark K. Mason
Chairman of the Board, President and Chief Executive Officer

POWER OF ATTORNEY
Each person whose individual signature appears below authorizes and appoints Mark K. Mason and John M. Michel each of them, with full power of substitution and full power to act without the other, as his true and lawful attorney-in-fact and to act in his name, place and stead and to execute in the name and on behalf of each person, individually or in each capacity stated below, and to file any amendments to this registration statement, including any and all post-effective amendments.
Pursuant to the requirements of the Securities Act of 1933, this Registration Statement on Form S-4 has been signed by the following persons in the capacities indicated on July 3, 2025.
Signature and Title

/s/ Mark K. Mason	/s/ John M. Michel
Mark K. Mason Chairman of the Board, President and Chief Executive Officer (Principal Executive Officer)	John M. Michel Executive Vice President and Chief Financial Officer (Principal Financial Officer and Accounting Officer)

/s/ James R. Mitchell Jr.	/s/ Scott M. Boggs
James R. Mitchell, Lead Independent Director	Scott M. Boggs, Director

/s/ Sandra A. Cavanaugh	/s/ Jeffery D. Green
Sandra A. Cavanaugh, Director	Jeffery D. Green, Director

/s/ Joanne Harrell	/s/ Nancy D. Pellegrino
Joanne Harrell, Director	Nancy D. Pellegrino, Director